Form 20-F
period 2002-12-31
SUEZ
filed 2003-06-26
CIK 1158533

As filed with the Securities and Exchange Commission on June 26, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from              to

Commission file number 1-15232

SUEZ

(Exact name of Registrant as specified in its charter)

Suez	The Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

16, rue de la Ville l’Evêque, 75008 Paris, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Shares of nominal value €2 each represented by American Depositary Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The number of outstanding shares of Suez on December 31, 2002	1,007,422,403

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by checkmark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

i

ii

INTRODUCTION

Forward-Looking Statements

This annual report contains certain statements that are forward-looking within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including statements with respect to management’s business strategies, expansion and growth of operations, trends in our business, competitive advantage, and technological and regulatory changes, information on exchange rate risk and generally all statements preceded by, followed by or that include the words “believe”, “expect”, “project”, “anticipate”, “seek”, “estimate” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this annual report on Form 20-F, including, without limitation, the information under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects” and “Financial Information”, identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date hereof.

Financial and Certain Other Information

Suez is incorporated as a joint stock company (société anonyme) under the laws of France. As used in this annual report, “Suez”, “we” or the “Group” refers to the parent company and its consolidated subsidiaries unless the context otherwise requires. Our annual general meeting of shareholders of May 4, 2001, authorized the change of our name from Suez Lyonnaise des Eaux to Suez. Our legal life expires on December 31, 2040, unless we are dissolved prior to that date or it is extended. Our statutory documents may be consulted at our administrative office, 16, rue de la Ville l’Evêque, 75008 Paris, France, telephone (33-1) 40-06-64-00.

Our annual general meeting of shareholders of May 4, 2001 authorized a split of our shares whereby one share of common stock converted to five shares of common stock effective May 15, 2001. Unless otherwise indicated, all share amounts and related figures in this annual report have been restated to take into account the stock split.

In this annual report, references to “United States”, “US”, or “USA” are to the United States of America, references to “U.S. dollars”, “$” or “U.S. $” or “USD” are to United States dollars and references to “euro” or “EUR” or “€” are to euros. References to the “Euronext Paris” are to the integrated national dealing system through which trading of all listed French securities occurs. References to kWh are to kilowatt hours, references to MW are to megawatts, references to GWh are to gigawatt hours, references to MWe are to megawatts of electricity, and references to MWth are to megawatts of thermal energy. References to EONIA are to Euro OverNight Index Average and to EURIBOR are to Euro Inter Bank Offering Rate.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

Exchange Rates

Unless otherwise indicated, U.S. dollar amounts herein have been translated from euro at the rate of €1.00 = $1.0485, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank for customs purposes on December 31, 2002 on its website www.federalreserve.gov. The exchange rate in effect on June 19, 2003 was €1.00 = $1.1678.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.    Selected Consolidated Financial Data

The selected consolidated financial data at December 31, 2002, 2001 and 2000 and for the years ended December 31, 2002, 2001 and 2000 have been derived from our consolidated financial statements included in this annual report. The selected consolidated financial data at year-end 1998 and 1999 and for the years ended December 31, 1998 and 1999 have been derived from our consolidated financial statements that are not included in this annual report. Our consolidated financial statements for the years ended December 31, 2002 and 2001 were audited by Barbier Frinault & Autres—Ernst and Young and Deloitte Touche Tohmatsu—Audit. For the year ended December 31, 2000, they were audited by Barbier Frinault & Autres—Ernst and Young, Mazars & Guérard and Deloitte Touche Tohmatsu—Audit.

Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP. Notes 26 to 28 to our consolidated financial statements describe the principal differences between French GAAP and U.S. GAAP as they relate to us, and reconcile our net income and shareholders’ equity to U.S. GAAP.

You should read the following data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements.

	As of and for the year ended December 31,
	2002	2002(1)	2001	2000	1999	1998(4)
	€	U.S.$	€	€	€	€
	(millions, except per share amounts)
Income statement data:
Amounts in accordance with French GAAP
Revenues:
Sales	46,090	53,834	42,359	34,617	31,462	29,038
Operating income from the financial sector	—	—	—	—	—	2,323
Revenues	46,090	53,834	42,359	34,617	31,462	31,361
Other income(2)	2,074	2,422	1,774	1,766	2,350	1,889
Operating expenses	41,385	48,329	36,971	29,579	28,399	27,639
Depreciation, amortization and provisions	3,071	3,586	3,098	3,026	2,481	2,811
Operating income	3,708	4,330	4,064	3,778	2,932	2,799
Financial income (loss)	(976)	(1,140)	(1,258)	(972)	(390)	(367)
Exceptional income (loss)	(1,784)	(2,083)	826	569	725	180
Income tax	(657)	(767)	(722)	(663)	(753)	(644)
Share in income of companies accounted for under the equity method	51	60	334	512	385	256
Amortization of goodwill	(383)	(447)	(423)	(368)	(198)	(165)
Minority interests	(822)	(960)	(734)	(936)	(1,248)	(1,053)
Net income	(863)	(1007)	2,087	1,919	1,453	1,005
Basic earnings per share	(0.87)	(1.02)	2.12	2.01	1.89	1.48
Diluted earnings per share	(0.87)	(1.02)	2.08	1.94	1.81	1.40

	As of and for the year ended December 31,
	2002	2002(1)	2001	2000	1999	1998(4)
	€	U.S.$	€	€	€	€
	(millions, except per share amounts)
Amounts in accordance with U.S. GAAP
Total revenue	30,246	35,321	28,611	24,775	23,181	23,196
Operating income	226	264	1,008	1,126	1,474	680
Net income	(3,169)	(3701)	896	741	1,020	1,409
Basic earnings per share	(3.2)	(3.7)	0.91	0.77	1.33	2.08
Diluted earnings per share	(3.2)	(3.7)	0.90	0.76	1.28	1.98
Balance sheet data:
Amounts in accordance with French GAAP
Tangible assets	33,276	38,860	37,992	37,003	28,922	25,829
Working capital(3)	1,577	1,842	1,524	1,326	1,731	1,330
Borrowings and long-term debt	34,545	40,342	33,761	32,192	25,623	15,564
Cash and cash equivalents	5,963	6,964	4,629	4,489	4,812	2,828
Shareholders’ equity	10,578	12,353	14,397	13,134	11,271	8,931
Minority interests	5,191	6,062	6,447	7,089	6,418	9,115
Total assets	84,151	98,272	89,481	85,498	76,897	72,488
Amounts in accordance with U.S. GAAP
Borrowings and long-term debt	34,436	40,214	31,717	30,109	22,948	13,541
Shareholders’ equity	18,397	21,484	25,100	25,112	24,218	16,427
Minority interests	936	1,093	1,754	2,295	2,929	5,705
Total assets	72,725	84,928	79,396	77,683	71,296	62,630
Other data:
Dividends per share	0.71	0.83	0.71	0.66	0.60	0.54

(1)	Translated for convenience into US dollars at the noon buying rate for euros in New York on June 19, 2003 as reported by the Federal Reserve Bank on its website www.federalreserve.gov.
(2)	Consists of income from mixed inter-municipal companies and joint operations, and other operating income. The mixed inter-municipal companies, which are located in Belgium, are jointly held by Belgian municipalities and by Electrabel. They service the end user for electricity, gas and cable television and do not have any employees. We provide all the services for the consumer and bill the companies for these services.
(3)	Consists of inventories & work-in-progress and net accounts receivable (trade accounts & notes receivable and other receivables) less accounts payable (comprising advances & down payments received on orders, trade payables and other accounts payable). The following table quantifies these items as of December 31 for the years indicated in millions of euro:

	2002	2001	2000	1999	1998
Inventories and work in progress (net)	2,653	4,203	2,766	3,224	3,830
Accounts receivable	13,670	13,590	12,266	12,453	10,290
trade accounts and notes receivable	9,967	10,213	8,495	8,450	6,700
other receivables	3,703	3,377	3,771	4,004	3,591
Accounts payable	(14,746)	(16,269)	(13,706)	(13,947)	(12,790)
advances and down payments received on orders	(1,544)	(3,072)	(1,658)	(2,195)	(2,868)
trade payables	(6,643)	(6,343)	(5,172)	(5,308)	(4,241)
other accounts payable	(6,559)	(6,854)	(6,876)	(6,444)	(5,681)

Total Working Capital	1,577	1,524	1,326	1,731	1,330

(4)

These amounts have been retroactively restated from French francs into euros using the exchange rate as of January 1, 1999 (€ 1 = FRF 6.55957). As a result, comparative financial statements reflect the same trends as would have been presented had we continued to present our financial statements in French francs. However, they may not be directly comparable to the financial statements of companies that have been restated in euro from a currency other than the French franc.

Exchange Rates

The following table set forth, for the periods and dates indicated, certain information concerning the noon buying rates for the euro for 1998, 1999, 2000, 2001, 2002 and 2003 (through June 19), based on rates reported by the Federal Reserve Bank of New York on its website www.federalreserve.gov. No representation is made that franc or euro amounts have been, could have been or could be converted into U.S. dollars at the noon buying rates indicated for any given date.

Annually	At end of period	Average rate(1)	High	Low
1998(2)	0.8517	0.8991	0.8213	0.9472
1999	0.9930	0.9445	0.8466	0.9984
2000	1.0652	1.0861	0.9676	1.2092
2001	1.1235	1.1224	1.0488	1.1947
2002	0.9537	1.0531	0.9537	1.1636
2003 (through June 19, 2003)	0.8563	0.9031	0.8425	0.9652
Monthly
December 31, 2002	0.9537	0.9810	0.9537	1.0074
January 31, 2003	0.9312	0.9414	0.9207	0.9652
February 28, 2003	0.9277	0.9272	0.9195	0.9339
March 31, 2003	0.9174	0.9261	0.9040	0.9483
April 30, 2003	0.8945	0.9206	0.8945	0.9415
May 31, 2003	0.8499	0.8654	0.8434	0.8929

(1)	The average of the noon buying rates on the last day of each month during the relevant period.
(2)	These amounts have been retroactively restated from French francs into euros using the exchange rate as of January 1, 1999 (€ 1 = FRF 6.55957).

A substantial proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies can have an effect on the translation into euro of our assets, liabilities, revenues and expenses. For information with respect to the impact of fluctuations in exchange rates on our operations, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

This section describes some of the risks that could affect our businesses. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.

The risks below are not the only ones that we face—some risks may not yet be known to us and some that we do not currently believe to be material could later turn out to be material. Any of these risks could materially affect our business, financial condition and results of operations.

Revenues from Markets Outside North America and Europe Represent a Significant Portion of Our Total Revenues and Our Capital Employed

We expect that revenues from markets outside North America and Europe, which represented approximately 12% of our revenues in 2002, will continue to be a significant portion of total sales and our capital employed

(approximately 18% in 2002. See Note 22 to the financial statements). Our activities in these countries entail a higher degree of potential risks than in developed countries. In particular, these include GDP volatility, economic and governmental instability, changing regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and exchange rates, income and other taxes levied by foreign governments and local authorities, exchange control measures, and other unfavorable interventions and restrictions imposed by foreign governments. Aside from Argentina (see Item 5.A and Note 2.4 to the financial statements), we also faced difficulties in the Philippines and Indonesia during 2002 (see Note 5 to the financial statements).

Changes in Laws and Government Regulations Could Significantly Impact Our Business

Many aspects of our business are subject to strict European, national and local regulations (e.g. licenses, permits, authorizations). This is particularly true in electricity transmission and distribution, gas distribution, water management, nuclear plant operation and maintenance, waste collection and processing, cable network management and conventional TV. Regulatory changes can affect our pricing, margins, operations, strategy and profitability.

Our businesses are also subject to many laws and regulations related to respect for the environment, health protection and safety standards. These relate particularly to air quality, water pollution, drinking water quality, the treatment of hazardous and non-hazardous waste, nuclear plant management, and soil contamination. A change or toughening of regulations can lead to additional costs or investments for us that we cannot guarantee will be covered by sufficient revenues. In such cases, we may have to close down an operation without any assurance of being able to offset the costs related to such a shutdown. Furthermore, to engage in these activities, we must obtain or renew various permits and authorizations from regulatory authorities—an often long, unpredictable and costly process. Despite the substantial expense of applying for such permits or authorizations, they may in the end not be granted, or be granted too late.

Lastly, regulations require investments and operational outlays not just by us, but also by our customers, particularly concession-granting municipalities, to upgrade their facilities to regulatory standards. If the customer does not meet these obligations, the operator’s reputation may be damaged and its development capacity impaired.

We May Be Negatively Affected By The Decision of Our Local and Municipal Partners to Terminate or Modify Partnership Agreements

We develop some of our local operations, in partnership with municipal governments or private local entities. These partnerships are one of the ways in which we share the economic and financial risks associated with certain large projects by limiting the capital we commit and enhancing our ability to adapt to specific local-market conditions. Such partnerships may also be required by local regulations.

Changes as a project develops, local politics and economics, and a partner’s economic situation may result in termination of a partnership, in particular by one of the partners requesting dissolution of the joint venture or a preemption right being exercised. As a result, we may have to increase our financial commitment on certain projects or, in case of conflict with a partner, seek solution in litigation or arbitration.

Failure By Significant Customers and Suppliers to Meet Their Contractual Obligations Could Significantly Impact Our Business

In our energy and environment operations, subsidiaries enter into contracts, particularly with municipal authorities. Performance of those contracts can hinge on several or even a single customer. This is the case, for example, in delegated water-management contracts, certain electricity production and sales operations involving medium and long-term power purchase agreements, and in the management of non-hazardous waste incinerators.

A customer’s refusal or inability to uphold its contractual obligations, particularly regarding rate adjustments, can compromise the economic equilibrium of the contracts and the profitability of investments the operator may have made. Despite contract provisions in case a contracting party fails to perform its obligations, total compensation is not always recoverable, which in turn can affect our gross revenue and net income. We are facing such situations particularly in Argentina, the Philippines and Indonesia.

Likewise, in managing its water treatment plants, certain power plants, and waste treatment units, we may depend on a limited number of suppliers for water, non-hazardous waste, various types of fuel and equipment. Any supply interruption or delay, even in breach of contract, can hurt a project’s profitability.

Our energy trading (including fuel procurement and power marketing) exposes us to risks associated with the fluctuation of energy prices, the participation in evolving markets, exposures to our counterparties and other factors that may have a negative effect on our financial results

We trade natural gas, electricity, crude oil and gas products into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts and a variety of other instruments to purchase and sell electricity, natural gas and coal as part of our power marketing and energy trading operations or for our own use. With respect to such transactions, our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. As a result, our energy trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management activities. These risk limits and risk management activities may not always be followed or may not work as planned and cannot always eliminate the risks associated with these activities. As a result, we cannot predict the impact that our energy trading and risk management decisions may have on our business, operating results or financial position.

Authorities that have jurisdiction over wholesale power rates in the United Sates, Europe and elsewhere, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms which may erode trading margins and lead to diminished opportunities for gain.

We are exposed to the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and might result in losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

Currency exchange rate fluctuations may negatively affect our results

We hold assets and liabilities, earn income and pay expenses of our subsidiaries in a variety of foreign currencies, primarily US dollars. Our financial statements are presented in euros. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at applicable exchange rates. Consequently, increases and decreases in the value of the euro will affect the value of these items in our financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euros, of our interests held in foreign currencies and a corresponding negative effect on our financial condition as presented in our financial statements. Similarly, many of the commodities and other goods that we purchase as part of our operations are indexed in currencies other than euro, particularly in US dollars. Decreases in the value of the euro against other currencies, particularly the US dollar, can effectively increase the price we have to pay for these commodities, even if their price in the index currency does not change. This could have a negative effect on our financial condition.

Our Exposure to Interest Rates May Negatively Affect our Financial Results

As of December 31, 2002, approximately 48% of our gross debt was under a variable rate and 52% under a fixed rate. We thus have exposure to interest-rate variations as any rise in interest rates increases the cost of our debt. By way of illustration, and assuming no change in the structure or level of debt, a 0.50% rise in interest rates would increase financing costs by approximately €40 million a year.

Securities Risk On Non-Consolidated Companies

We hold a portfolio of non-consolidated securities, the market value of which is dependent on stock market prices. It is not our policy to resort systematically to hedging to limit the economic risk arising from fluctuations in the price of these securities. Hedging is not always an option depending on the quantities of securities held and the liquidity of the hedging instruments. Some securities have been used to back bonds exchangeable into shares so that we could benefit from the attractive terms of such financings. The portfolio of non-consolidated listed securities at December 31, 2002 is given in Note 10.1 to the consolidated financial statements.

We expect to fund the development of our core businesses in part through the disposition of these holdings as favorable opportunities arise. This strategy could be adversely affected by a market decline.

Exposure to Specific Environmental Regulations, Environmental Risks Generally and Malicious Acts May Negatively Affect our Financial Situation.

Facilities that we own or manage for local industrial and municipal third parties pose risks to the natural environment—air, water, soil—as well as risks to the health of consumers, employees and subcontractors. These health and environmental risks are subject to strict and precise national and international regulations and regular audits by government agencies.

In the course of our business, we handle and even generate dangerous products or by-products, such as certain chemical products for water treatment. Some of our waste facilities are in the business of treating potentially toxic hazardous industrial and medical waste. A waste treatment permit for any given facility would be at risk in case of reception and treatment of a waste that is non-compliant with the categories of “hazardous waste” or “municipal waste” authorized for treatment in that facility.

Evolving regulations covering environmental responsibility make it difficult to assess risks related to our past activities, particularly in the case of closed landfills. Even where past activities complied with regulations in force when they were in operation, past activities may nonetheless be a source of pollution to the natural environment.

In waste management, the gaseous emissions of concern are greenhouse gases, gases that acidify the air, noxious gases, and dust. In the water business, the primary potential air pollutants are chlorine and gaseous by-products resulting from accidental releases of water treatment products. In addition, sewage treatment and waste treatment operations can create odor problems.

Potential impacts of activities on water in the natural environment include leachates from poorly controlled landfills, the release of heavy metals into the environment, and aqueous effluent discharges from systems for treating the fumes from incineration facilities. These various emissions can pollute groundwater and waterways.

Sewage treatment plants discharge treated water into the natural environment. It is possible that this water may not meet discharge standards in terms of its organic, nitrogen and phosphorus content. Also, some of the facilities we manage are not equipped to treat rainwater. In this case, when it rains, the water collected is entirely or partially discharged into the natural environment without being treated. This can degrade the quality of water used for swimming or shellfish farming. The operator cannot be held liable for such pollution, except insofar as it demonstrably failed to properly manage the facilities under its management.

Soil pollution issues include the storage of hazardous products and liquids, leaks during processes that use hazardous liquids, and sludge storage and surface spreading.

We also face external risks such as lightning, drought, flooding, earthquakes and mud slides that can damage or destroy our installations. In addition our production and distribution installations in the areas of energy and water could be the targets of terrorist or other malicious acts. The occurrence of any of these or similar events would negatively affect our financial condition.

Our Activities Are Likely To be Covered By Stricter National and International Standards Relating to Climate Change And Related Costs May Negatively Affect Our Financial Position

Particularly in power generation and waste management and waste recovery, we are engaged in activities that come under national, international and European Union climate change programs established pursuant to the Kyoto Protocol. Since none of the elements that would enter into quantifying the impact of the “carbon constraint” can be estimated with sufficient accuracy, the risk it represents cannot yet be quantified either. This uncertainty, however, should disappear once rules on how the “carbon market” will operate are formalized. Once formalized, we may have to incur significant costs to comply with these rules which could have a negative impact on our financial condition.

We may Incur Substantial Liability From Our Ownership and Operation of Nuclear Facilities

We own and operate nuclear power facilities in Belgium for the production of electric power. Risks of substantial liability arise from the ownership and operation of nuclear facilities, including mechanical or structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials, and uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives. In addition, if the Belgium government were to discontinue the use of nuclear power facilities for the production of energy, that decision would also affect negatively our activities and financial condition.

We Operate in Increasingly Competitive and Evolving Markets, Which Has Increased Pressure on Our Market Share and May Have a Negative Effect on Our Financial Results

Most of our services are subject to strong competition both from large international competitors and, in a number of markets, also from small niche players. Electricity or gas industry deregulation in the European Union and in the United States has opened most markets to new competitors, which could have a significant negative effect on energy prices and on our market share, particularly in Belgium. In the field of Environment, our various Water and Waste activities are also subject to strong competitive pressure both from international and local players, the effect of which may be lower prices for our services to industrial or municipal customers or both. Such decreases in prices could have a negative effect on our financial results.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and development of Suez

Suez was formed in June 1997 by the merger of Compagnie de Suez and Lyonnaise des Eaux. At that time Compagnie de Suez, which had built and operated the Suez Canal in Egypt until its nationalization in 1956, was a highly diversified holding company with operating units in financial services and energy, largely in Belgium and France. Lyonnaise des Eaux was a diversified company, with water, waste services, construction, communications, and on-site technical management services, largely in France, but with significant international activities.

We are a société anonyme, a joint stock company, established under French law until December 31, 2040. We are governed by the French Business Code and décret no. 67-236 of March 23, 1967. We are registered in the Registre du Commerce et des Sociétés de Paris, the Commercial and Companies’ Register of Paris, under reference number SIREN 542 062 559 R.C.S. Paris. Our registered office is at 16, rue de la Ville l’Evêque, 75008 Paris, France, telephone 33-1 40 06 64 00. Our agent for U.S. federal securities law purposes is Michael Newton, Ondeo Nalco located at One Nalco Center, Naperville, Illinois 60563-1198, United States.

B.    Business overview

VISION AND STRATEGY

We provide services that meet the essential needs of a diversified clientele. In keeping with our announced intentions at the time of the merger in 1997, Suez has evolved from a conglomerate to a global industrial group promoting sustainable development and offering a comprehensive range of solutions in the energy and environment sector, water and waste services, for companies, individuals and municipalities.

We develop, design, implement, and operate systems and networks in each of these areas to meet the needs of our customers, whether they are companies, municipalities, or individual customers. Beyond the services these customers require, we aim to provide them with customized and innovative solutions.

Our development is sustained by the diversity of our services, which benefit from our expertise, our long experience and extensive client base, our financial flexibility resulting from recurrent cash flow, and by our international network.

In each of our two major business areas, Energy and Environment, we enjoy leading positions:

•	In Energy, we are a leading energy player with expertise in every phase of the value chain, whether electricity generation and supply, energy trading as a support activity, transmission, distribution and sale of electricity and natural gas, or related services such as cogeneration plant construction, on-site technical maintenance, complex systems management, and project engineering.

•	In Environment, we are one of the world’s leading companies in water-related services. We design and manage production and distribution systems for drinking water and wastewater treatment, engineer water treatment facilities, and provide a complete range of industrial water-related services. We are also among the world’s leaders in waste services, serving municipal and business customers. We are experienced in every facet of the business, from waste collection and sorting to recycling, incineration and landfill disposal, and can handle most categories of both non-hazardous and hazardous waste. In 2002, these two activities with a strong local and municipal presence were combined within Suez Environment Local Services. Ondeo Nalco, a world leader in industrial water treatment services, and its subsidiary, Ondeo Industrial Solutions, specialized in onsite operations and maintenance of industrial process water treatment, are the operational entities of Suez Environment Industrial Services.

We believe that our diversified clientele provides a constant source of business, with an organic growth potential between 4% and 7% per year, depending on economic conditions. We target two main customer segments:

a)  Business customers

In 2002, we generated over 50% of our revenues from this segment. Industrial and service sector companies often seek custom-tailored solutions in areas of our expertise.

We offer:

•	basic products and services (electricity, natural gas, water, waste management);

•	a wide array of specialized services, including chemical water treatment, hazardous industrial waste treatment, design and installation of water treatment plants and electrical and mechanical installations, and climate engineering; and

•	industrial on-site management services, from maintenance to complex outsourcing operations involving transfers of human resources and capital assets.

We expect that the company services market will grow in the coming years. The pace of growth will be determined by the health of national economies. Strong trends in outsourcing include a gradual move from simple, maintenance-type services to more complex ones, such as facilities management, full water cycle management, and waste management. In addition, there is a growing expectation for service providers such as Suez to make commitments on results, not just on means, as well as the sharing or transfer of all or part of the industrial risk. Our international presence permits us to offer multi-site, mono-service, or even multi-service contracts, in accordance with customer needs. Such a contract could include, for example, ultra-pure water supply (Ondeo), electricity, natural gas and heating (Tractebel), incineration and waste treatment (SITA), and facilities management and management of on-site cogeneration facilities (Elyo).

Since 1997, factors have converged to accelerate development of our industry services business. The opening of the energy market to competition has created new market opportunities not only for commodity supply but also for assisting companies seeking more complex services. In addition, we have acquired companies with strong industrial specialties (particularly in water treatment, with Nalco and Calgon) to expand our range of expertise and geographic coverage.

Suez has also restructured, creating:

•	a coordination unit within each business group responsible for developing corporate relations with major accounts; and

•	a Group-level coordinating unit, Suez Industrial Solutions, to develop a multi-disciplinary marketing approach, coordinate network sales efforts, manage major accounts and, if necessary, conduct the most important multi-business outsourcing projects.

b)  Municipal and individual customers

Our market is influenced in the long-term by shifts in public policy and national regulations, and increasing urbanization. In the case of energy, for example, reliance on private sector enterprises is increasing with market deregulation. In the case of water, it is increasing as public sector entities reach the limits of their resources and expertise. With waste services, private sector activity increases as environmental standards are more rigorously enforced. This reliance on private operators can take the form of privatization, concessions, or operation and maintenance contracts. For numerous municipalities and international institutions, reliance on private sector providers is synonymous with greater efficiency, in the form of prices which better reflect economic reality, higher quality service, and the ability to serve a greater number of people.

Management believes that the long-term development potential of this market is considerable. For example, only 8% of the world’s population currently receives water services through a public-private partnership. We committed ourselves to “bridging the water divide” by addressing these major long-term needs. Today, one person out of six in the world does not have access to drinking water and close to half the world’s population is without adequate sanitation. If this disastrous situation continues, the so-called “millennium improvement targets” will not be achieved. This finding was strongly emphasized at Johannesburg in August 2002. The development model that we propose is based on a public-private partnership, with a clear delineation of responsibilities. In this model, the private sector operator is not the infrastructure owner but, for the duration of the contract, is given responsibility for its upkeep and most often for its development for the benefit of all parties. Investments, if any, by the operator are for the expansion or improvement of the network or treatment infrastructure, and not their acquisition. If ways can be found to avoid having the private operator take too great a share of the risk and if public authorities are in a position to honor their contractual commitments, particularly with respect to rates, the private sector has a role to play in “bridging the water divide”. Its importance in this regard was underscored at the Earth Summit.

Business activity growth despite a depressed international economic climate

Despite the year’s difficult economic picture, we continued to have strong commercial activity in 2002, winning over 50 major contracts, which contributed to an organic growth rate of 5.7%, the same as in 2001. Group revenues were €46.1 billion in 2002, representing an increase of 8.8% over the previous year. Energy and Environment revenues accounted for 98.6% of total revenues, of which Energy represented 64.1%, and Environment services 34.5%.

Revenue breakdown	2002		2001		2000
	In € millions, except %
Energy	29,548	64.1%	26,374	62.3%	19,586	56.6%
Of which trading	5,872	12.7%	3,869	9.1%	681	2.0%
Environment	15,897	34.5%	15,374	36.3%	14,386	41.5%
Other	644	1.4%	611.0	1.4%	645	1.9%

Group total	46,090	100.0%	42,359	100.0%	34,617	100.0%

Organic growth for energy activities was 4.9%, while organic growth for environment activities was 6.6%.(1) Although our activity is worldwide, our most important market remains Europe where we generated approximately 76.2% of our 2002 revenues (excluding energy trading). France and Belgium make the largest contribution, 48.4% (excluding energy trading), and the relative weight of our activities in Europe and the United States increased from 84.9% in 2001 to 87.8% (excluding energy trading) in 2002. A large part of the decline in emerging countries’ contribution to our revenues is due to the depreciation of the Argentine and Brazilian currencies. We announced our strategy for geographic development in January 2003 (see below, “The 2003-2004 action plan”). As a result, we expect to see continued growth in coming years, while we aim to reduce our relative exposure to emerging countries, both in terms of revenues as well as invested capital, and to increase it in industrialized countries, particularly in Europe and the United States.

Our organic growth in 2002 progressed against the background of an unstable world economy. 2001 was marked by a breakdown of the growth dynamic. Activity rebounded in early 2002, but slowed with a further weakening in the financial markets and a worsening of the Middle East situation. During 2002 our activity was characterized by a persistent slowdown in the major western countries, along with continued erosion in market indexes and, in Asian and Latin American countries, by economic difficulties resulting in currency collapses, particularly in Argentina and Brazil.

(1)	On a constant structural accounting method and exchange rate basis, excluding energy trading and gas price variations. For a quantification of organic growth see “Item 5.A Operating and Financial Review and Prospects”.

Financial market volatility in 2002 was accompanied by increased wariness about the debt levels of numerous companies and a climate of strong aversion to risk. Our net indebtedness has declined since the end of 2001, from €28 billion at December 31, 2001, to €26 billion at December 31, 2002. Management believes that we have sufficient liquidity to meet our needs. At December 31, 2002, we had €7.1 billion in cash and cash equivalents, net of overdraft, in addition to €3.8 billion in marketable securities and €6.9 billion in confirmed undrawn credit lines. An amount of €7 billion (including €0.9 billion in monetized securities due in 2003, and €1.7 billion in line of credit drawings due in 2003), plus €3.3 billion in commercial paper will be due in 2003 under our credit lines. In addition, we have the possibility of extending €1.7 billion in credit facilities for one year.

Our operating results declined due to the worsening economic situation, particularly in Argentina, Brazil, Indonesia, and the Philippines. Our position there was weakened by both the collapse of local currencies and the refusal by certain contracting parties to respect their contractual obligations, particularly in terms of rate adjustments. The protracted stock market decline significantly reduced the value of our non-consolidated investments, resulting in an increase in exceptional expenses.

As a result, we had a net loss of €862.5 million after exceptional expenses, Group share after tax, of €1,733 million. Exceptional expenses include provisions established to cover our Argentine exposure, the closing or withdrawal from certain activities, and equity write downs and the impairment in value of both listed and unlisted securities.

Still, despite the particularly difficult world economic circumstances in 2002, Suez demonstrated strong operating performance, both in its Energy and Environment activities, which produced organic(1) growth in EBITDA of 3.3%.

The table below summarizes consolidated revenue and profitability trends for the past three years.

	2002	2001	2000
	(In € millions)
Revenues	46,090	42,359	34,617
Of which Energy Trading	5,872	3,869	681
EBITDA(1)	7,254	7,738	7,415
Net income (loss)	(863)	2,087	1,919
Gross cash flow	4,857	4,817	4,492
Net capital expenditures(2)	3,279	3,968	4,192
Net financial investments(3)	19	304	5,345
Net debt(4)	26,006	28,009	26,355

(1)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.
(2)	Net capital expenditures represents the net of purchases and disposals of tangible and intangible assets. For a quantification of these purchases and disposals see our consolidated statement of cash flows.
(3)	Net financial investments represents the net of purchases of financial investments and disposals of financial assets. For a quantification of these purchases and disposals see our consolidated income statement.
(4)	Net debt represents debt net of marketable securities and cash and cash equivalents. For a quantification of debt, marketable securities, cash and cash equivalents see our consolidated balance sheet.

Management believes that the current economic instability and slow growth could persist throughout 2003 and beyond.

(1)	On a constant structural accounting method and exchange rate basis, excluding energy trading and gas price variations. For a quantification of organic growth see “Item 5.A Operating and Financial Review and Prospects”.

We reduced net indebtedness at December 2002 by €2 billion compared to 2001, and announced a 2003-2004 action plan in January 2003 that included objectives to deal with the current difficult economic situation. With this plan and corrective measures already begun we aim to improve our profitability and to strengthen our financial position, while favoring organic growth over acquisitions. However, despite the inherent stability of our activities, our performance will continue at least partially to be dependent on the health of the economies we serve.

The 2003-2004 action plan

The period between 1997 and 2001 was characterized by sustained international expansion in our Energy and Environment activities and by the establishment of a platform for the future development of our businesses. Still, this growth was accompanied by a net increase in our debt which by the end of 2001 had reached €28 billion. Anticipating a weakened and uncertain economic climate for the period 2003-2004, we established in September 2002 six strategic priorities for the coming two years. They are:

•	pursuit of organic growth over acquisitions,

•	priority to profitability over growth revenues,

•	strengthened financial structure,

•	rotation of lower-performing assets within the business lines, emphasizing less capital intensive applications,

•	stepped-up cost reduction, and

•	continued refocusing on Energy and Environment.

These priorities led to the development of an action plan for 2003-2004 which was announced in January 2003 and whose objectives are:

•	Enhanced and strengthened profitability resulting in improvements in return on capital employed (ROCE) and both cash flow and free cash flow(1) generation of energy and environment activities, and by a one-third reduction in exposure to emerging countries.

•	A one-third reduction in our debt by the end of the plan, and complete self-financing of each operating unit of its investments and dividend payments by 2004.

To achieve these objectives, our action plan has five components:

(1)  Continued debt reduction

We have reduced our net investments by €1.3 billion between 2001 and 2002. The asset disposal program will be pursued to reduce debt and enhance profitability, focusing not only on non-strategic assets but also on certain Energy and Environment assets in favor of activities offering a better risk/return ratio as well as improved cash flow generation. See Item 8.B. “Significant Changes”.

(2)  Enhanced profitability

We seek to reduce head office and operating expenses. Taking into account measures already in place, we intend to save approximately €500 million(2) starting in 2003 and another €100 million in 2004. An additional cost-cutting plan covering the entire Group as well as headquarters is expected to be approved in 2003. Furthermore, we may decide to discontinue certain contracts whose profitability proves to be inadequate and that

(1)	Cash flow minus maintenance capital expenditures, plus or minus changes in working capital needs.
(2)	Total savings, before taxes, on a 12-month basis.

are not likely to improve due in particular to failure by contracting parties to meet their obligations. In this regard, since January 1, 2003 our Water division has announced its withdrawal from contracts with the cities of Manila and Atlanta.

(3)  Establishment of a more operational, more integrated organizational structure

In 2002, in a first-phase reorganization, Environment activities—Water and Waste Services—were restructured into two business lines: Suez Environment Local Services and Suez Environment Industrial Services. In March 2003, a second-phase reorganization was implemented with the functional attachment to Group headquarters of our two operating energy businesses, Electricity and Gas Europe (EGE) and Electricity and Gas International (EGI).

We are currently reorganizing into four operating business lines, supervised by a single head office with locations in Paris and Brussels, which combines all staff functions. As part of this process Tractebel and Société Générale de Belgique are scheduled to merge in 2003. In addition, we plan to integrate our gas activities in Europe, and our energy and industry services as well as engineering activities within Electrabel.

The business lines are placed under the responsibility of a chief operating officer, Jean-Pierre Hansen. The heads of the business lines are members of the Executive Committee. Furthermore, to further improve risk management, the position of Chief Risk Officer has been created with responsibility for supervising the identification and reporting of major risk.

Finally, management compensation policy, already based on improving profitability, now includes a cash generation factor.

(4)  Slow the pace of investments

After strong growth in activity from 1997 to 2002, the objective now is for the business lines to be able to self-finance their development starting in 2004. As a result, in addition to the current investment criteria, more demanding cash flow requirements and risk limitation standards, particularly in the area of foreign exchange, will be imposed. For the period 2003-2005, we plan to reduce the average annual amount of investments from €8 billion between 1997 and 2002, to €4 billion.

(5)  Reduce risk exposure

Without planning to cease activity in emerging countries, we intend to reduce capital employed in these countries by one-third by 2005 and will concentrate on healthier markets with more recurrent business opportunities, such as the European Union and North America.

2003-2004 strategic priorities

We expect 2003 to be another year of consolidation.

In this context, the strategic business priorities of our four operating business lines will be focused on achieving increased profitability, strengthened financial health, and greater flexibility. Their main strategic objectives for 2003-2004 are summarized below.

a)  Electricity and Gas Europe (EGE)

•	Maintain its leadership position and defend its margins in the Benelux, particularly through utilization of natural gas-electricity synergies.

•	Pursue development in France by purchasing shares in Compagnie Nationale du Rhône (CNR) and later, if the Société Nationale des Chemins de Fer agrees, in Société Hydroélectrique du Midi (SHEM). Electrabel’s objective is to increase its sales penetration in the French market, taking advantage of the market’s opening pursuant to the European Directive.

•	Pursue development in Spain and Italy.

In Italy, following the cooperation agreement between Electrabel and Acea, the consortium of Acea, Electrabel and Energia Italia recently acquired Interpower from Enel in Italy. In Spain, Electrabel aims to strengthen its position on the local electricity market through power plant construction projects.

In addition, Hisusa, the joint Suez-La Caixa subsidiary, has purchased 5% of Gas Natural in Spain, which has commercial partnership arrangements with the Group.

•	As opportunities arise, to selectively develop activities in Germany and in the countries of Eastern Europe, without increasing Electrabel’s overall exposure in that region.

b)  Electricity and Gas International (EGI)

•	Expansion of natural gas and electricity convergence, in particular by continuing to develop our positions in the liquefied natural gas market.

•	Strengthen our positions in Brazil and the United States, in particular through medium and long-term contracts.

•	Reduce exposure to emerging countries.

c)  Suez Environment Local Services

Water

•	Seize opportunities for organic growth in France, particularly in the area of water treatment and sewage sludge treatment operations, and in other European markets, particularly Italy and Eastern Europe waste, that are opening up to private management of municipal infrastructure.

•	Improve the profitability of United Water in the United States.

•	Reduce the Group’s exposure to emerging countries by reducing investments and freezing financing in strong currencies. In addition, in conjunction with international authorities, seek appropriate means for a balanced sharing of risk. Consider withdrawing from contracts where the concession granting authorities or local partners do not fulfill their obligations.

•	Continue to pursue a prudent development policy in China, where the Group has won approximately 20 long-term contracts, including the Chongqing contract for a period of 50 years.

Waste Services

•	Direct the activity toward a higher technical level by developing, as a priority, treatment means and techniques.

•	Increase the profitability of the less efficient operating units and take the required restructuring initiatives.

d)  Suez Environment Industrial Services (Ondeo Nalco)

•	Continue efforts already underway to reduce costs and increase the value of services.

•	Continue to expand the customer base.

•	Develop onsite industrial process water and effluent services, with the support of Ondeo Nalco’s subsidiary Ondeo Industrial Solutions.

Organizational Structure

The following is a simplified list of our major subsidiaries and our percentage of ownership interest as of December 31, 2002.

Division	Business Line	Business	Subsidiary	Country	Ownership
Energy	Tractebel Electricity &	Electricity and Gas	Distrigas	Belgium	46.83%
	Gas Europe	Europe	Dunamenti	Hungary	33.91%
			Electrabel	Belgium	45.32%
			Electrabel Nederland NV	Netherlands	45.32%
			Fluxys	Belgium	46.83%
			Energie du Rhône	France	22.21%
			Polaniec	Poland	17.66%
			Rosen	Italy	45.09%
	Tractebel Electricity &	Electricity, Natural Gas
	Gas International	and Services outside	Cogeneration Public Company	Thailand	98.03%
		Europe	Hanjin City Gas	South Korea	75.00%
			Tractebel USA Inc.	USA	100.00%
			Tractebel LNG NA	USA	100.00%
			Tractebel LNG Ltd	USA	100.00%
			Tractebel Energia	Brazil	78.32%
			Tractebel Andino	Chile	100.00%
			Trigen Energy Corporation	USA	100.00%
	Tractebel Installations &	Energy Services in Europe	Endel	France	99.99%
	Maintenance		Fabricom	Belgium	100.00%
			GTI	Netherlands	100.00%
			Ineo	Belgium	99.99%
	Tractebel Energy Services		Axima	Belgium	100.00%
			Elyo	France	100.00%
	Tractebel Engineering		Tractebel Engineering	Belgium	100.00%

Environment	Suez Environment	Water	Agbar	Spain	25.79%
	Local Services		Aguas Andinas	Chile	32.12%
			Aguas Argentinas	Argentina	46.30%
			Aguas do Amazonas	Brazil	100.00%
			ASIM	Mexico	50.00%
			Bogotana de Aguas	Colombia	100.00%
			Eurawasser	Germany	100.00%
			Lydec	Morocco	60.27%
			Lyonnaise des Eaux France	France	100.00%
			Northumbrian Water	UK	100.00%
			Ondeo Degrémont	France	100.00%
			Ondeo de Puerto Rico	Puerto Rico	100.00%
			PALYJA	Indonesia	95.00%
			SAAM	Macao	25.52%
			United Water	United States	100.00%
			WSSA	South Africa	50.00%
	Suez Environment	Waste Services	Ate-Geoclean	France	100.00%
	Local Services		CESPA	Spain	63.00%
			CLIBA	Argentina	45.00%
			Novergie	France	98.68%
			Renoflex	Denmark	58.00%

Division	Business Line	Business	Subsidiary	Country	Ownership
			Scori	France	65.98%
			SITA Australia	Australia	60.00%
			SITA Belgium	Belgium	100.00%
			SITA Canada	Canada	100.00%
			SITA Deutschland	Germany	100.00%
			SITA Finland	Finland	100.00%
			SITA France	France	99.90%
			SITA Nederland	Netherlands	100.00%
			SITA Polska	Poland	100.00%
			SITA Sverige	Sweden	91.00%
			SITA UK	UK	100.00%
			Swire SITA	Hong Kong	50.00%
			Teris	France	100.00%
			Teris LLC	United States	100.00%
			VEGA	Brazil	100.00%
			Wasteman	South Africa	29.95%
	Suez Environment	Industry Services	Ondeo Nalco	United States	100.00%
	Industrial Services		Ondeo Industrial Solutions	France	100.00%

Other participations	Communications	Media, TV	M6	France	38.10%
			Paris Première	France	93.38%
		High-speed distribution	NOOS	France	50.10%
			Coditel	Belgium	79.02%
			Codenet	Belgium	99.44%
	Finance	Fund management	SI Finance	France	100.00%

ENERGY

Organization and key figures

	Year ended
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
	(Financial data in € millions)
Revenues	29,548	26,374	19,586
Of which trading	5,872	3,869	681
EBITDA(1)	4,125	4,331	3,958
Capital employed(2)	17,513	21,382	19,169
Number of employees	88,800	84,400	72,600

(1)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.
(2)	Capital employed represents our measure of segment assets. It is reconciled to total assets in Note 22 to the Financial Statements.

Through Tractebel, we are present throughout the world in the energy and services markets. Tractebel’s core activities are electricity and natural gas, which include production of electric power, energy trading, construction and the management of transmission and distribution networks as well as sale of electricity and natural gas. The complementary nature of its activities enables Tractebel to offer its customers other directly related services which include technical installations, energy and industrial services and engineering.

As of December 31, 2002 Tractebel is made up of five operating units:

Responsibility for Tractebel’s development in the electric power and natural gas markets and services sector is divided as follows:

a) In Europe:

Tractebel Electricity & Gas Europe (EGE) is responsible for its electric power and natural gas related activities, through four major companies:

•	Electrabel (45.32%-owned at December 31, 2002) and Elia (29.03%-owned at December 31, 2002) for electricity.

•	Distrigas and Fluxys, created as a result of the separation of Distrigas’ transmission and sales operations (Tractebel’s ownership in these companies totaled 46.83% at December 31, 2002).

Tractebel Installations & Maintenance (TIM) is responsible for the installation services—electrical and mechanical—primarily for industrial customer projects and generally for a short duration. The units involved are: the Fabricom Group and its subsidiaries with the exception of the Axima companies which are operationally attached to TES.

Tractebel Energy Services (TES) is responsible for all operation and maintenance services, management of cogeneration and thermal installations and related services and heating, ventilation and air conditioning (“HVAC”) installation projects, targeted to industry and the tertiary sector, as well as local authorities and the residential sector. These services generally call for long-term contracts. These services thus consist of a continuing services and solutions, ranging from management of local energy networks (electric power distribution and urban heating), to utilities management at industrial sites, including operations and maintenance of thermal and technical plant, facilities management and HVAC installation work. The companies involved are: the Elyo group and Axima companies which are subsidiaries of Group Fabricom.

Tractebel Engineering is responsible for Tractebel’s worldwide engineering activities, a large part of which takes place in Europe.

b)  Outside Europe:

Tractebel Electricity & Gas International (EGI) is responsible for the worldwide energy and services activity except for Europe.

EGI’s principal subsidiaries are:

•	Tractebel North America (TNA), wholly-owned by Tractebel, which operates all of EGI’s energy activities in the USA, Canada and Mexico, including Trigen’s cogeneration / trigeneration activities.

•	TNA primarily operates through four 100%-owned subsidiaries: Tractebel LNG North America which operates Everett’s liquefied natural gas, or LNG, terminal in Massachusetts, TPI which is operator/owner of electric power stations, TESI which is responsible for developing sales to industrial and commercial customers, and TEMI which is responsible for centralized management of energy positions and trading.

•	Tractebel Energia, a listed company owned 78.32% by Tractebel, is responsible for EGI’s electric power production activities in Brazil.

•	Glow and Coco, owned respectively 95.5% and 99% by Tractebel, hold EGI’s interests in electricity generation in Thailand.

Strategy

Tractebel has established a strategy that aims to benefit from its competitive advantages rather than seeking merely to benefit from size. Its principal advantages are:

•	cost-competitiveness in production, thanks to its flexible and efficient generating facilities;

•	ability to profit from synergies through electric power and natural gas convergence;

•	worldwide scale in the energy sector, with a presence in more than 100 countries;

•	expertise in trading and marketing electric power and natural gas, backed by significant production capacities (more than 50 GW worldwide, excluding capacities under development but including contracted capacity and plants under construction);

•	experience and manifold customer references in the energy and industry services sectors (with the TIM and TES service offerings rounded out by the expertise of Tractebel Engineering).

As defined in the 2003-2004 action plan, this business strategy aims to exploit these advantages to a maximum within the following framework:

•	defend EGE’s leadership position in the Benelux area;

•	assure its current positions in the United States and Brazil by optimizing production placement;

•	concentrate development efforts in Europe and North America and limiting exposure in developing countries;

•	within Europe, develop business in France, Spain and Italy;

•	extend electric power and natural gas synergies in regions as well as between regions, including by developing LNG activity;

•	optimize the synergies between energy and services notably by integrating EGE’s European businesses and services as planned for 2003.

To achieve these goals, EGI and EGE are working within the framework of a business model which seeks to achieve the best balance between physical assets such as electric power stations or natural gas terminals and sales positions. Residual or possible temporary imbalances are managed by access to the market. The centralized portfolio management and trading functions are used for this purpose.

Significant Events

1. Corporate

December 2002	Belgium

	•	Tractebel’s Board of Directors took note of the proposals from Electrabel’s management and approved by its Board of Directors. The proposals relate to Electrabel’s possible acquisition of Tractebel Group’s European activities consistent with Electrabel’s business model. These may include operational entities of Tractebel Energy Services and Tractebel Installations & Maintenance, i.e. Elyo and the Fabricom Group, the operational entity Tractebel Engineering and the participations held today by Tractebel in Distrigas and Fluxys are primarily affected by these proposals.

2. Cross-sector commercial activities
July 2002	Norway

	•	A consortium comprising Tractebel Engineering, Fabricom and Entrepose Contracting was awarded a €312 million contract from Statoil in connection with the “Snøhvit” project. This includes plant design and construction of cryogenic storage and loading facilities. This is one of the largest contracts linked to the Norwegian project for extracting natural gas from the Barents Sea, north of the Polar Circle.
3. Energy

Electricity & Gas Europe

January 2002	Belgium

	•	Since January 1, 2002, all end-user customers in Flanders drawing more than 1 GWh annually per supply point—some 2,000 customers—may freely choose their electricity supplier. This new stage in market deregulation extends the Belgian market’s openness from 42% to 52%. Since January 1, 2003, end-user customers whose network distribution link is equal to or greater than 56 kVA are eligible in Flanders. Starting July 1, 2003, all consumers in Flanders will be free to choose their electricity and natural gas suppliers. The Belgium electricity market’s degree of openness will then rise to 80%.

	•	To consolidate its competitive position, Electrabel has since January 1, 2002 introduced new working conditions within the framework of collective agreements signed on November 16, 2001. These conditions conform to market practices and are comparable to those of other Belgian firms operating in the chemicals, petrochemicals and pharmaceuticals industries. In addition, Electrabel has pursued a reorientation plan “Transform 2003.” Its objective, is to provide the company with the resources needed to successfully meet the challenges of the future, by 2003.

March 2002	Belgium

	•	CPTE (Electrabel and SPE) and Publi-T (representing local authorities) agree to CPTE’s sale of its 30% holding in Elia System Operator to Publi-T, a decisive step in the process of the designation by the federal government of Elia System Operator as the manager of the independent network.

May 2002	Italy

	•	Electrabel and Acea, important players in the Italian water and electricity markets, signed a draft agreement for the creation of a strategic joint venture in the energy sector. This effort is aimed at producing and selling electricity to customers who will gradually become eligible in Italy and also covers coordination of operations linked to energy and energy trading.

June 2002	The Netherlands

	•	An air products cogeneration unit (43 MW) was inaugurated on the Botlek industrial site at Rotterdam. This is a joint operation between Electrabel and Air Products Nederland.

September 2002	Italy

	•	Suez and Electrabel acquired a 1.9% financial stake in the equity of Acea. This holding strengthens the strategic cooperation agreement signed between Electrabel and Acea on May 16 of 2002.

Belgium

	•	Electrabel welcomed the Federal Council of Ministers’ decision to officially designate Elia System Operator as transmission network manager. For every market participant, this formal designation is an important step in the process of deregulation of Belgium’s electricity market.

November 2002	Italy

	•	Electrabel began construction of a 400 MW combined-cycle gas turbine station at Voghera, in the north of Italy.

France

	•	The French state-owned railroad (SNCF) and Electrabel signed a commercial and industrial partnership agreement related to Société Hydroélectrique du Midi (SHEM), a 99.6% owned subsidiary of SNCF. SHEM operates 49 hydroelectric stations under concession. Spread over 12 sites, these plants total an installed power of 773 MW and produce an average annual 2 billion kW. The commercial agreement calls for Electrabel to purchase SHEM’s entire annual electricity production starting May 1, 2003, thus providing additional assurance of supply reliability and quality to our eligible French customers.

Italy

	•	A consortium of Energia Italiana SpA, Acea and Electrabel acquired equal parts of the Italian electricity producer Interpower SpA, the third “Genco” to be privatized by ENEL, for an enterprise value of €874 million. Interpower is Italy’s fourth largest electricity producer, with a net installed capacity of 2,611 MW. Its production assets include three thermal power stations (fuels: coal, natural gas and oil) and one hydroelectric station. In 2001, Interpower produced more than 6 billion kWh. An important modernization program is underway aimed at upgrading these units.

Luxembourg

	•	The Esch-sur-Alzette electric power station—built and operated by Twinerg, Electrabel’s 65% owned Luxembourg subsidiary, Arcelor and Cegedel—was officially inaugurated. This high-output combined-cycle electric power station principally supplies the local installations of the Arcelor steel group (for 100 MW) as well as the Cegedel’s distribution network (for 100 MW). The remainder is sold by Electrabel on the European market.

Spain

	•	Electrabel strengthened its position in Spain by purchasing two CCGT power station construction projects from the US company Entergy. The first project is for a 800 MW power station at Castelnou (Aragon), which is soon to begin construction. The second project in Morata de Tajuña (30 km south of Madrid) is for a site where potentially, by mid-2006, a power station of 1,200 MW could be built. At the same time, Electrabel founded Caelgese together with Sniace to develop a project to build a 800 MW CCGT power station on Sniace’s site.

December 2002	Belgium

	•	Change in the law of 1999 to create a federal assessment in particular to finance the dismantling and clean up of Mol Dessel’s BP1 and BP2 nuclear sites.

January 2003	Belgium

	•	Electrabel began selling the major part of its holdings in Iberdrola and Scottish Power. This operation, which is part of the company’s investment program, is expected to produce a capital gain of some €216 million, a figure that may be viewed in light of exceptional expenses booked for the year 2002.

Electricity & Gas International

February 2002	United States

	•	Start of the construction of a commercial generating plant. This combined-cycle unit is designed for an output of 707 MW and is located in Hot Springs, Arkansas.

May 2002	Peru

	•	Tractebel won a 30-year concession for the construction and operation of a natural gas distribution network in Lima. The distribution pipeline will provide natural gas to some of Lima’s most important industries as well as to local and regional electric power plants. By taking an 8% interest in the capital of the TGP consortium, Tractebel also becomes a partner in the transmission of natural gas and liquids such as propane and butane which come from the Camisea gas fields.

Brazil

	•	Inauguration of the Cana Brava hydroelectric power station (450 MW).

June 2002	United States

	•	Inauguration of the Ennis power station (340 MW CCGT) in Texas, Tractebel’s first merchant plant in the US.

July 2002	United States

	•	Tractebel LNG acquires long-term charter of the “Hoegh Galleon”, an 87,000 m3 LNG tanker.

September 2002	Thailand

	•	Tractebel sold two of its Thai subsidiaries to Gulf Electric Public Company Limited (a Japanese-Thai joint venture): Nong Khae Cogeneration Company Limited and Samutprakarn Cogeneration Company Limited.

November 2002	Chile

	•	Tractebel and Codelco purchased 82.34% of the capital of Edelnor from the Chilean investment company FS Inversiones. Tractebel and Codelco, Chile’s main state-owned company and the world’s leading copper producer, invested USD 5.7 million via their joint venture Inversiones Mejillones.

4. Services Installations and Maintenance
January 2002	France

	•	ENDEL, a subsidiary of the Fabricom Group, sold Entrepose Echafaudages and Mills, leaders in the French market for rental and sale of scaffolding and propping materials to the investment fund T.C.R. In 2001 Entrepose Echafaudages and Mills had revenues of more than €80 million, with some 600 employees.

May 2002	Norway

	•	Statoil, one of the North Sea’s principal producers of oil and natural gas, awarded Fabricom two important contracts within the framework of the project to extend the offshore gas terminal from Kårstø, on the southeast Norwegian coast, to the north of Stavanger. The extension work will make it possible to receive and treat natural gas coming from the Mikkel field in the Norwegian sea and will result in an increase in capacity of 13.5 million m3/daily.

July 2002	United Kingdom

	•	In the United Kingdom, Fabricom participated in the construction of one of the world’s largest units of artificial resin production for the account of Mitsui Engineering & Shipbuilding.

December 2002	Sale of Entrepose Contracting by Endel
Energy Services
January 2002	Italy

	•	Only a few months after having doubled in size in Italy by taking over the majority interests in two companies held by its Italian partner ERG, Elyo Italia had three commercial successes: in Florence (technical facilities management with G.E.), in Milan (technical maintenance and utilities management with the Hospital Administration) and in Rome (technical facilities management with Province).

March 2002	France

	•	Cofathec, Gaz de France’s services division, joined Elyo as a partner in Climespace, a company producing and distributing chilled water for air conditioning in residential buildings and major public and private service industries in Paris.

April 2002	France

	•	PSA Peugeot Citroën and Elyo signed a five-year facilities management contract for PSA’s new tertiary division at Poissy.

May 2002	France

	•	Elyo signed a five-year facilities management contract with Ford for its new French headquarters located at Saint Germain-en-Laye.

	•	Elyo won several contracts for the management of heating systems (for 11 years) and cooling systems (for 15 years) at the new industrial zone (ZAC) of Landy in Saint-Denis. This 300,000 m2 ZAC will consist of 80% office buildings and 20% housing.

June 2002	United Kingdom

	•	Elyo and BP signed a strategic partnership aimed at providing energy management solutions to major British industries and seeking to increase the efficiency of their installations as well as to improve their environmental performance. As part of the agreement, Elyo will acquire BP’s energy management activities and utilities, generating additional annual revenues of about €65 million through some 30 large industrial customers spread over 60 sites. Elyo also becomes BP’s strategic partner in the area of energy management and utilities.

July 2002	United Kingdom

	•	Axima played a major role in the construction of the new London-based global headquarters of the pharmaceutical giant GlaxoSmithKline. Axima was able to complete the contract for the HVAC installation, worth GBP 8 million, in a mere 26 months.

Spain

	•	Solvay’s cogeneration site at Martorell was put into service. This 22 MW and 54 MWth cogeneration plant is the fourth Solvay installation managed by the Tractebel group.

October 2002	France

	•	Elyo inaugurated the Condat cogeneration plant. The plant, which was designed, financed and built by Elyo, encompasses two gas turbines with a maximum capacity of 90 MWe and of 220 tons of steam per hour. Running for 12 years, we expect that this contract will generate revenues of €35 million in 2002 which should then reach €37 million in 2003, for an overall investment of €53 million.
5. Engineering
March 2002	China

	•	Tractebel Gas Engineering signed a contract for the construction of a natural gas storage and distribution complex in Urumqi in the west of the country.

May 2002	France/Italy

	•	Lyons-Torino Tunnel (two tunnels—52 km and 12 km—and a 1.3 km viaduct). Tractebel Engineering performs a technical feasibility study about safety and operations of a transalpine railroad line for high speed trains, freight and passenger trains and trains hauling trucks. The study relates to the line’s method of operation and choices of equipment (electricity supply, signaling, telecommunications, controls, etc.)

Russia

	•	Belgatom, leader of the “Belgatom-Ansaldo-SGN” consortium and the project manager of LRTP (Liquid Radwaste Treatment Plant) construction at the Chernobyl site, announced the completion of the construction of the main concrete LRTP structure. The final load of structural concrete had been poured on April 23.

June 2002	South Korea

	•	Tractebel Gas Engineering signed a turn-key contract with STX Shipbuilding Corporation for the supply of a natural gas handling system, tank design and design of a tanker carrying 23,000 m3 of liquefied petroleum gas, or LGP.

Business Activities and the Regulatory Environment

Electricity production, transmission and distribution

Regulatory environment

A European Union electricity directive passed in 1996 requires member states to open the electricity market to competition. The directive calls for the following:

•	opening to competition of new generating capacity;

•	unbundling and separate accounting for different segments (production, transport and distribution) by integrated companies;

•	designation of a distribution network operator responsible for the operation, maintenance and, where appropriate, development of the distribution network in specific areas and for its interconnections with other networks;

•	introduction of a system of third-party access to the network under which companies wishing to enter into power supply contracts must negotiate the transmission and/or the distribution of the quantities purchased with the network operators.

A bill incorporating this directive into Belgian law was passed by the Belgian Parliament on April 29, 1999 and came into effect January 1, 2000. The law provides for access from 2001 to the transmission grid for all customers whose consumption exceeds 20 GWh per year and per site. Beginning December 31, 2002, eligibility was extended to all customers whose consumption exceeds 10 GWh. The Belgian law goes beyond the requirements of the directive with respect to the transmission network operator: it requires a separate legal entity to be set up and establishes the conditions of compensation for the operator, which is thereby assured of independence. On September 13, 2002 the Belgian government officially appointed Elia System Operator as the independent manager of the transmission system.

In November 2002, the EU Council of Ministers approved a second directive, opening the non-residential market in July 2004 and the residential market in July 2007. This also requires separation of the transmission network operator function in 2004 and of the distribution network operator function in 2007. On June 4, 2003, the European Parliament adopted the proposal for full opening of the energy markets.

As the second largest European market in terms of volume, the French market has been opening up progressively since the passage of the law of February 2000. Thirty percent of the market is currently open, but in light of recent negotiations, eligibility thresholds should extend the accessible market from 120 to 200 TWh.

In the Netherlands, the European directive was implemented step by step through the adoption of laws from August 1998 through January 1999. Moreover, in May 2002 the Dutch government decided to accelerate electricity market deregulation, setting a deadline for total deregulation by October 2003.

In general, the regulatory environment in Europe is one of accelerating deregulation.

In Belgium, the Committee for the Control of Electricity and Gas (CCEG) recommended that starting in 1998 rate reductions be implemented for all customer categories. The amount of these reductions was initially estimated at €74 million per year. Subsequently, other measures were taken to align rates in Belgium with the average of rates in comparable countries (the Netherlands, France, Germany, United Kingdom and Luxembourg). In 2002, electricity rates were reduced by €205 million.

Laws and regulations in Belgium limit the liability of companies that operate nuclear power stations—such as Electrabel—in the event of a nuclear accident. Belgian law caps the operator’s financial responsibility by site in case of a dispute arising from a nuclear accident. This exposure is covered by an insurance program in strict conformity with legal obligations. Signatory countries of the Paris and Brussels conventions are responsible for compensating for losses in excess of this ceiling.

Outside Europe, EGI operates in regulatory environments that vary greatly and are specific to each country.

In the United States, the progress of deregulation varies considerably from state to state. Some states have fully deregulated their electricity and natural gas markets, while others have stayed with the “unbundled integrated utility” model. The situation continues to evolve in the direction of more open markets, but this movement has slowed and its future is more uncertain following the crisis in California.

The established electricity and natural gas distribution companies that still dominate the market today are subject to the PUHCA (Public Utilities Holding Companies Act). Tractebel’s electricity and natural gas activities and those of its subsidiaries in North America do not fall under the PUHCA.

Elsewhere in the world, movements to deregulate and privatize are evolving in different ways. Certain countries such as South Korea or Russia continue to promote their programs of privatization and deregulation, whereas other countries such as Thailand, Singapore or Peru have considerably slowed the movement.

In Brazil, privatizations have stopped but the progressive deregulation of the electricity market continues as planned despite the uncertainty due to the new government that is taking office.

Business activity

Generating capacity installed or under construction as of December 31, 2002—at Electrabel, EGI and Elyo (wholly-owned subsidiary)—amounted to 48,566 MW(1) (not including capacities under development). Tractebel is currently active in electricity and natural gas projects in some 30 countries.

Natural gas is the fuel most widely used by Tractebel’s generating plants with 39% of installed capacity fired with natural gas, against 14% fired with coal. Nuclear facilities account for 14%, hydroelectric 19%, and the other sources 14%.

Projects under construction by region, at December 31, 2002

(1)	MW refers to net power unless specified otherwise. Net power is total power less power consumed by the power plant itself.

Installed capacity and under construction at December 31, 2002

Capacity breakdown by type of fuel, at December 31, 2002

We believe that this mix of activity assures cost competitiveness of Tractebel. Operating costs (particularly fuel) for nuclear plants are relatively low and the high proportion of natural gas-fired plants confers a second competitive advantage, since natural gas is efficient and less polluting than other fossil fuels such as coal. For this reason, Tractebel continues to give priority to natural gas in its development efforts.

The aggregate output capacity of projects under construction at December 31, 2002 was 7,529 MW. Based on projected timetables for putting these units into service, Tractebel expects its installed capacity to increase by 3,594 MW in 2003 and by 2,283 MW in 2004.

Belgium

Belgium remains Tractebel’s principal market as the group produces and markets electric power there and also operates transmission and distribution networks in different areas of the country. In 2002, Electrabel accounted for 90% of the electricity produced in Belgium. Electrabel sells power to deregulated customers and to inter-municipal companies. These companies are made up by a group of municipalities, generally with a private-sector partner. In 2002, Electrabel was that partner for about 440 municipalities grouped into some 30 inter-municipal entities which ensure distribution, including supplying customers not yet deregulated.

The transmission networks were transferred to Elia, a company set up to become the operator of the Belgian grid. Electrabel has separate marketing, sales, and customer service departments (in particular call centers) for direct industrial customers on the one hand and for inter-municipal customers on the other. In furtherance of deregulation, the regional governments would like Electrabel to reduce its equity holdings in the inter-municipal companies to a minority shareholder level.

As of today, Electrabel’s electricity production activities in Belgium are still conducted by its subsidiary CPTE. Electrabel controls 91.5% of the share capital of CPTE, and SPE, a public-sector company, controls 8.5%. CPTE owns or has the right to operate the production plants of Electrabel and SPE. Both parties have agreed to terminate their relationship and take control of their respective production capacities with retroactive effect on January 1, 2003.

A number of important transmission network changes occurred in 2002:

•	The unbundling required by the European directive had been anticipated by de facto separation from January 1, 1999 and transfer to a separate entity at July 1, 2001.

•	On September 13, 2002, Elia-ESO was designated transmission network operator.

•	In May 2002, following an agreement reached October 9, 2001 between CPTE and Publi-T (a consortium of municipalities), Publi-T acquired a 30% equity interest in Elia-ESO. CPTE remains owner of the remainder.

•	CPTE announced its intention to sell an additional 40% equity interest in Elia-ESO at the time of the company’s possible flotation on the stock exchange which was subject to favorable market conditions.

The fuel used by Electrabel’s nuclear power stations is primarily enriched uranium, although in certain cases a mixture of uranium oxide and plutonium oxide is used. All the fuel requirements of each power station are supplied by Synatom, a company owned by Electrabel and Tractebel in which the Belgian government holds a “golden share”. This golden share gives the government veto power over any decision deemed to be contrary to national interests. It also gives the government representation on Synatom’s board, where the Belgian state holds two seats. Synatom procures fuel under long-term contracts with several foreign suppliers and receives plutonium derived from reprocessed spent fuel.

In conformity with the government’s plan of 1999, a law was adopted in January 2003 dealing with the progressive withdrawal of nuclear energy from electricity production. This plan essentially calls for the deactivation of nuclear stations 40 years after their introduction into service as well as prohibiting the creation or putting into operation of new units. Nevertheless, in the case of an act of God related to the security of supplies, the government is authorized to make certain exceptions. Within the framework of this law, the first decommissioning would take place in 2015.

Rest of Europe

In Europe, Tractebel’s strategy consists in maintaining its leading position in the Benelux market and enhancing its positions in France, Spain and Italy by taking advantage of development opportunities created by energy market deregulation. Electrabel is also developing business on a smaller scale in Germany and in a few central European countries which are due to join the European Union as part of the enlargement process currently underway.

Since the start of 2002, the natural gas power station at Harculo (the Netherlands) resumed service. In May 2002, Electrabel and Acea (Rome, Italy) agreed on a joint venture to develop electricity production, sales to eligible customers and electricity trading in the Italian market. On November 12, 2002, the joint offer of Electrabel, Acea and Energia Italiana to acquire the Italian producer Interpower (2,611 MW) was accepted by ENEL. In the same month, Electrabel and the SNCF, the French national railway company, agreed to a commercial and industrial partnership with SHEM, SNCF’s production subsidiary. Electrabel and Gamesa signed an agreement whereby Electrabel will purchase wind parks developed by Gamesa.

Construction has already begun on the 175 MW Italian project. Construction of the 252 MW projects on the Iberian peninsula is scheduled for the period 2004 to 2006. In addition, Electrabel has taken over the Entergy project for a combined-cycle energy station (CCGT) at Castelnou. As occasions present themselves, Electrabel is also developing projects in the central European countries planning to join the European Union.

The table below gives the breakdown of installed capacity and sales in Europe.

Installed capacity and sales in Europe, excluding energy trading

	2002 sales (in GWh)			Installed capacity in MW
	(12/31/02)
Belgium	70,992		60.9%	14,761	58.9%
Rest of Europe	45,627	(1)	39.1%	10,297	41.1%

Total	116,619	(2)	100.0%	25,058	100.0%

(1)	Data for Electrabel + Elyo
(2)	Sales-Electrabel: 112,768 GWh (excluding trading), Elyo: 3,850 GWh

Outside Europe, at December 31, 2002 the business of EGI and Elyo had an installed capacity of 15,979 MW, with sales in 2002 of 77,452 GWh.

In 2002, EGI strengthened its positions in the Americas with new capacity for producing electricity in the United States, Mexico, Brazil and Chile.

In the United States, Tractebel put into service a lignite power station of 440 MW in Choctaw (Mississippi) and a CCGT station of 340 MW in Ennis (Texas). In addition, construction began on two other CCGT stations of 707 MW in Hot Springs (Arkansas) and Choctaw.

The strategy to develop sales and manage market positions was evidenced by an acceleration of Tractebel’s sales via its TESI subsidiary and by the integration of Trigen into TNA, as well as by the establishment of the central portfolio management function.

In Monterrey, Mexico, a cogeneration plant of 253 MW was opened in 2003.

In South America, Tractebel Energia (Brazil) brought into service the hydroelectric power stations at Cana Brava (capacity 450 MW) and at Machadinho (capacity 1,140 MW). In northern Chile, through Inversiones Mejillones, Tractebel acquired a 33% interest in Edelnor (716 MW).

Elsewhere in the world, Tractebel rationalized its portfolio by selling stakes in the power stations at Nong Khae and Samutprakarn in Thailand.

The table below gives the location and Tractebel’s equity interest percentage in some important international electricity projects.

		MW(1)	% stake
Hopewell	USA	365	100%
Bellingham	USA	304	50%
Sayreville	USA	287	50%
Red Hills (Choctaw lignite)	USA	440	100%
Ennis	USA	340	100%
Chehalis(2)	USA	520	100%
Wise County(2)	USA	707	100%
Hot Springs(2)	USA	707	100%
Red Hills II (Choctaw gas)(2)	USA	707	100%
Grays Ferry—Philadelphia	USA	174	50%
Kodak—Rochester	USA	196	51%
West Windsor	Canada	112	96%

		MW(1)	% stake
Monterrey(2)	Mexico	253	100%
TBL Energia—Jorge Lacerda	Brazil	778	78%
TBL Energia—Passo Fundo	Brazil	226	78%
TBL Energia—Salto Osório	Brazil	1,078	78%
TBL Energia—Salto Santiago 1-4	Brazil	1,420	78%
TBL Energia—Arjona 1-3	Brazil	117	78%
TBL Energia—Arjona 4-5	Brazil	76	78%
TBL Energia—ITA 1-5	Brazil	1,450	38%
TBL Energia—Machadinho	Brazil	1,140	26%
TBL Energia—Cana Brava	Brazil	450	78%
TBL Energia—Jacui(2)	Brazil	350	78%
Electroandina—Tocopilla	Chile	595	33%
Electroandina— Tocopilla ext.	Chile	365	33%
Colbun	Chile	474	29%
Rucue (Colbun)	Chile	174	29%
Nehuenco (Colbun)	Chile	372	29%
Colbun—Nehuenco extension I	Chile	97	29%
Colbun—Nehuenco extension II(2)	Chile	385	29%
Edelnor	Chile	716	33%
Machicura (Colbun)	Chile	95	29%
Enersur Ilo	Peru	203	100%
Enersur extension Ilo II—1	Peru	131	100%
Houay Ho	Laos	126	70%
CEM	Macao	306	0	%(3)
CEM(2)	Macao	91	0	%(3)
SembCogen (Pulau Sakra)	Singapore	797	30%
Industrial Power	Thailand	120	95%
Coco II	Thailand	300	99%
Coco III	Thailand	550	99%
Bo Win(2)	Thailand	742	91%
Taweelah A1	Abu Dhabi	255	20%
Taweelah A1 extension(2)	Abu Dhabi	1,095	20%
Manah (UPC)	Oman	101	33%
Manah extension (UPC)	Oman	180	33%
Electricité de Tahiti	Tahiti	184	82%
Baymina(2)	Turkey	770	95%

(1)	Net capacity: gross capacity minus the installation’s own consumption.
(2)	Stations under construction on December 31, 2002.
(3)	Suez owns 12.21%.

Generating capacities—installed and under construction—of EGI and Elyo and sales outside Europe are summarized in the table below:

Generating capacities and sales outside Europe	2002 sales		Installed capacity		Capacity under construction
			((MW) at 12/31/02)		((MW) at 12/31/02)
South America	40,858	53%	10,126	63%	756	12%
North America	14,094	18%	2,866	18%	2,959	46%
Asia	12,190	16%	2,199	14%	860	13%
Rest of the world	10,310	13%	788	5%	1,865	29%

	77,452	100%	15,979	100%	6,440	100%

Figures	are Elyo estimates

Natural gas transmission and distribution

Regulatory environment

The European Union directive 98/30 on common rules for the internal natural gas market, issued June 22, 1998, was an important step in the deregulation of that market in Europe. The main objective of this directive is to ensure that the market gradually opens to competition. To this end, certain buyers are to be offered the possibility of entering into supply contracts with the producers or suppliers of their choice and gaining access to the transmission infrastructure of other operators for this purpose. EU regulations require that beginning August 10, 2000, at least 20-30% of the market must be eligible for such access. This minimum is to be raised to 28-38% in 2003 and to 33-43% by 2008.

The directive was incorporated into Belgian law in 1999 by an overhaul of the 1965 act that previously governed the natural gas market. In the new legislative environment, it is expected that a code of conduct, to be promulgated by royal decree, will govern third-party access to the transmission network. The code of conduct is to establish minimum conditions that must be met in regard to administrative and operational separation of integrated natural gas companies’ transmission and trading activities.

Belgian law was amended(1) to speed the opening of the natural gas market. The provisions of the new legislation follow two main directions:

•	Lowering eligibility thresholds to include customers whose consumption, at the expiration of their current contract, is greater than or equal to 5 million cubic meters per year. It is estimated that this will ultimately open 58% of the Belgian market to competition;

•	Confirming the trend toward regulation of transmission activity, third-party access to the network is to be regulated rather than negotiated.

Under these conditions, natural gas buyers and suppliers—including integrated companies’ sales divisions—will have access to the natural gas transmission network on the basis of rates approved by the regulator. For its part, the European Commission in March 2001 issued a proposed modification of the natural gas directive that favors separate legal entities for operating the transmission infrastructure on the one hand, and the purchase and sale of natural gas on the other. This proposal, which also advocates a total opening of the natural gas market in 2007, received political support from the European Council of Ministers in November 2002. This solution has already been applied in some EU member states (United Kingdom, Italy, Spain). In other member states, integrated natural gas companies have split up on their own initiative or have announced their intention to implement a solution of this kind.

In Belgium, since 1998 the Committee for the Control of Electricity and Gas (CCEG) has been calling for rate reductions applicable to all customers. These reductions amounted to €37.5 million for the year 2002.

Business activity

Through Distrigas and Electrabel’s holdings in the inter-municipal companies, EGE is Belgium’s largest supplier of natural gas.

Belgium’s natural gas transmission network, operated by Fluxys, is composed of 3,731 kilometers of pipelines, 77% of which operate at high pressure (between 14.7 and 80 bars), with a throughput capacity of 48 billion m3/year at December 31, 2002.

(1)	Act of July 16, 2001 amending the Act of April 12, 1965 on the transmission of natural gas and other products by pipeline, confirming the royal decree of January 18, 2001.

	Transmission capacity	Sales
	(Gm3/year)	(Gm3)
EGE	48	22.90
EGI	15	11.89

Total	63	34.79

As with electricity, the regional governments would like Electrabel to reduce to a minority interest its stakes in the inter-municipal natural gas distribution companies.

In Belgium, since the end of 2001 EGE has been handling Tractebel’s natural gas activities (excluding distribution) through two separate legal entities:

•	Fluxys is a transmission company, whose principal activity is the operation, maintenance and development of the integrated natural gas transmission infrastructure and the LNG terminal in Zeebrugge and storage facilities in Loenhout. Within the framework of regulated access to its infrastructure, it markets transmission capacity and related services needed by third parties to supply natural gas to consumers in Belgium. The company also provides hub services in Zeebrugge for spot market transactions in natural gas. Natural gas transiting through the Belgian network is carried by pipeline to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys’s network is ideally situated at the center of the continent and is well interconnected, so that it provides access to the main sources of natural gas production in Northern Europe (UK, Norway and Holland) and to the main natural gas consuming countries in northwestern Europe.

•	Distrigas is an energy trading company whose principal activity is buying and selling natural gas in Europe. Distrigas also markets the international transmission capacity that it owns or for which it has contracted (transit contracts, Interconnector capacity, the undersea natural gas pipeline between Belgium and the United Kingdom, and LNG shipping capacity). Building on the strength of its natural gas supply portfolio, its business includes the following: sale of natural gas in Belgium and elsewhere in Europe (as well as LNG in other markets), arbitrage trading in natural gas spot markets, management of natural gas transit contracts in Belgium (border to border capacity), marketing of transmission and storage capacity outside Belgium, and LNG shipping.

In 2002, Distrigas sold 266.1 TWh of natural gas, which is approximately 5% of the volume of natural gas consumed in Western Europe. Some 64% of this volume was sold in Belgium—giving Distrigas a national market share close in excess of 90%—and 36% was sold on spot markets or to international customers, mainly in Europe.

The Belgian customer profile is presented in the table below:

Sales of natural gas

	Breakdown of sales
	2002	2001	2002/2001	2002
	(in 1,000 MWh)
Public distribution	78,052	80,809	-3.4%	29%
Domestic, tertiary and artisan sectors	65,168	67,938	- 4.1%	24%
Industrial customers	12,884	12,871	+ 0.1%	5%
Direct sales to industrial clients	54,100	52,112	+3.8%	20%
Electricity production	38,733	37,480	+3.3%	15%
Sales excluding Belgium and trading	95,224	74,164	+28.4%	36%

Total	266,109	244,565	+8.8%	100%

Total in billion m3 (1 nm3 = 0.01163 MWh)	22.9	21

Tractebel is also actively developing its liquefied natural gas business. With Tractebel LNG North America and Distrigaz/Fluxys, the group is unique in having LNG terminals on both sides of the Atlantic. This, along with its stake in the LNG terminal in Trinidad, gives Tractebel considerable arbitrage capability. We believe that this segment of the natural gas business is headed for rapid growth, notably due to the depletion of natural gas resources in the United States and to constant technological advances. With this in mind, Tractebel LNG London was created in 2001 to exploit the opportunities for trading LNG and to optimize the Group’s supply sources. At December 31, 2002, the Group had at its disposal the transport capacity of seven LNG tankers; the capacity of another tanker will become available during 2003.

In Latin America, Tractebel wholly owns three natural gas distributors in Mexico: Tractebel-DIGAQRO, Tractebel-GNP and Tractebel DGJ. In Argentina, Tractebel holds a 63% stake in Litoral Gas, a natural gas distributor, and a 46.7% stake in ECS, a sales company whose customers are essentially industrial. In Chile, Tractebel holds a 33.3% interest in Distrinor, a company that sells natural gas to industrial customers in the north of the country. Moreover, we own 84.6% of Gasoducto Norandino, primarily a transporter of natural gas between Argentina and Chile for Tractebel plants located in Northern Chile.

In addition, on May 2nd, 2002, the Peruvian government granted Tractebel a concession for the construction and the operation of a natural gas distribution network in Lima and Callao. By taking an 8% interest in the TGP consortium, Tractebel has also become a partner in the transmission of natural gas and other liquids (propane, butane) from the Camisea gas field in Peru.

In Asia, Tractebel has three natural gas projects. A minority holding of 20% in SembGas, which transports and distributes Indonesian natural gas in Singapore; a 49% participation in PTTNGD, which distributes natural gas to industrial customers in Bangkok (Thailand); and a 75% holding in Hanjin City Gas, a South Korean distribution company.

Services

Tractebel is an integrated participant in the energy markets and, as such, is able to offer customers services that go beyond commodities.

Tractebel is the European leader in terms of industrial installation and maintenance services and energy-related services. It has a highly competitive position in terms of breadth of services offered, industrial presence and geographic positioning. Together, these activities generated revenues of approximately €9.6 billion in 2002, with some 67,000 employees.

Services are organized around three entities:  TIM, TES and Tractebel Engineering. In addition to large contracts, every year each of these operations obtains hundreds of smaller contracts which contribute to stabilizing revenues.

The Group’s main services markets are:  France, Belgium, the Netherlands, Great Britain, Italy, Spain, Norway, Germany, Switzerland, Austria and Luxembourg.

Engineering

Tractebel also offers engineering services. Tractebel Engineering has more than 2,500 employees and is one of the European leaders in the sector, recognized for its experience and international presence in more than 70 countries in 2002. Tractebel Engineering has six main fields of activity: electricity, energy and industrial services, natural gas, information technology, and infrastructure covering a broad range of services running from feasibility studies to construction contracts.

TIS

Set up in the form of a joint venture, Tractebel Industrial Solutions (TIS) is primarily a support tool for Tractebel’s various operating entities, one that enables them to react quickly to provide comprehensive and integrated solutions to the needs of industrial customers.

The coordinating role played by TIS between Tractebel’s units makes it possible to respond to the needs of customers who more global services. An example of this is the contract awarded by Proviron in February 2002 globalizing the services provided by Electrabel (EGE), Axima (TES) and Fabricom (TIM) in Belgium.

Cogeneration and trigeneration

Cogeneration covers a set of production techniques for simultaneously delivering electric power and heat. Trigeneration consists of simultaneously producing electric power, heating and cooling. By producing two or three outputs from a single fuel input, cogeneration or trigeneration increases the value of the delivered energy. At December 31, 2002, Tractebel had an installed capacity of 21,477 MWth (EGI and Elyo only). In Belgium, notably through Electrabel, we construct and operate cogeneration units on the premises of our industrial customers, enabling them to optimize their energy cost and improve observance of environmental standards. These units offer great energy efficiency—up to an increase of 85% for simultaneous production of heat and electric power—and lower emissions of carbon dioxide. Cogeneration units enable us to establish long-term commercial relationships with industrial customers and to improve the energy efficiency of urban heating and cooling plants. In Belgium, Fluxys also employs the cogeneration process to use energy more efficiently at its electric power units: it uses the steam produced to convert liquefied natural gas to the gaseous state. The system as a whole yields cost savings compared to separate production of steam and electricity. In Italy, Electrabel operates a cogeneration unit at Rosignano that supplies steam to Solvay and sells electricity on the Italian power market.

Elyo operates units supplying approximately 2,000 MW (including CEM Macao), nearly two-thirds of it by cogeneration. The balance is accounted for by the production of Elyo’s electric subsidiaries in Asia-Pacific and Africa and the waste to energy conversion of Novergie’s incineration plants in France.

Over the past five years, Elyo has developed numerous cogeneration projects in France and in other European countries. At 145 industry, hospital and district heating system sites, it operates 42 gas turbines, 164 gas engines and 16 steam turbines, with a total capacity of 1,310 MW.

Trigen operates more than 705 MW at 40 sites in the United States, and continues growing with its outsourcing management of power plants at industrial sites.

Production and management of heating and cooling networks is a long-standing line of business for us via Elyo in Europe and Trigen in the United States, with more than 11,000 MWth of total distributed power under management in Europe and 7,200 MWth in the United States.

In Thailand and Singapore, EGI has also developed cogeneration projects where the steam is distributed to industrial customers and the electricity is sold to the local electricity company. In Abu Dhabi, Tractebel operates a desalination plant with output of 255 MW of electricity and 30 million imperial gallons per day (MIGD) of water. A project to increase the unit’s capacity to 1,350 MW and 84 MIGD has just been completed.

Energy trading

EGI runs its trading activities in the United States through TEMI while in Europe EGE’s operations in this sector are run by Electrabel. Electrabel is one of the founding members of the Amsterdam Power Exchange and of Powernext, which administers the French energy exchange that began operations in the second half of 2001. Moreover, we have been trading in the Spanish pool since 1998 and are also making spot and day-ahead trades in Germany, Switzerland and Austria.

All of our energy trading activities fall within the framework of our business model which seeks to manage the balance between production assets and sales through a centralized portfolio management function. Energy trading is subject to strict procedures regarding control and risk management.

Markets and Competition

Production and marketing of electric power and marketing of natural gas are highly competitive sectors in Europe and the United States. In contrast, activities that constitute natural monopolies, such as the transmission of electricity and natural gas, are tightly regulated. Elsewhere in the world, with only a few exceptions, markets are less open to competition and the international players operate in more regulated environments or in a system of long-term contracts.

In Europe, Tractebel’s principal competitors in markets open to competition are: in electricity, the German firms E.ON and RWE, France’s EDF and Italy’s ENEL; in natural gas, energy firms such as Ruhrgas, Gasunie and Gaz de France. As competition becomes more widespread, new competitors have arrived on the market such as the large European natural gas producers or specialized marketing companies such as Britain’s Centrica (which has taken a position on the Belgian market). Tractebel believes that when the deregulation process is over, the competitive marketing business will extend to residential customers as well and is actively preparing for this possibility. Moreover, in 1999 Fluxys lost its exclusive right to transport natural gas in Belgium and competitors can already begin constructing their own networks.

Elsewhere in the world, competitors are traditionally either local players or internationals such as AES, Duke, Mirant, Dynegy, TXU, El Paso, Williams, Powergen, International Power and occasionally petroleum companies such as TotalFinaElf. Following the crisis of confidence and the financial difficulties the electric power industry faces, the competitive landscape is undergoing profound change and it is difficult to foresee who over the medium term will be the major competitors outside Europe.

In the energy services sector, the principal competitors are Dalkia, which is a subsidiary of Veolia and EDF and Cofathec (a subsidiary of Gaz de France).

In the cogeneration sector, Dalkia and RWE Solutions are among the most active companies.

In 2002, the market in North America as well as in many other areas, suffered from an economic slowdown and over-capacity in electric power production, while the situation in Europe stabilized. As far as natural gas is concerned the weak US production activity and the spike in international oil prices resulted in a general increase in the price of natural gas.

Environmental Aspects

We have taken measures to reduce direct impacts of electricity generation, energy services and gas activities on the environment. We implement sustainability management that aims, among other objectives, at reducing the financial risk related to environment management and at taking advantage of potential financial returns related to environmental strategy. Furthermore, compliance with the national and European legislation is a constant objective.

Climate change

Regarding climate change, the risks and opportunities faced by the industry are directly linked to the instruments that governments would chose to adopt to tackle it. We believe that our core business will be faced with CO2 constraints at some point in the future. The impact of such constraints can be partially set off by realizing opportunities that arise as a result. The inclusion of sustainable development in our strategy is an essential element for the Group’s long-term growth and wealth.

Although a formal emission reduction program is not yet in place, we anticipated the upcoming emission reduction requirements arising from ratification of the Kyoto protocol. Aiming at achieving higher efficiency and security of supply, we have been steadily reducing greenhouse gas emissions (GHG) by combining various approaches: better use of natural resources by improving the conversion efficiency of its power plants, new power plants based on the CCGT (combined cycle gas turbine) concept, an increase of the combined heat and power capacity, development of renewable energy, especially wind energy onshore and offshore, and biomass.

Electrabel Netherlands has signed two voluntary agreements (“covenants”) with the Dutch government. One imposes on Electrabel Nederland S.A (as an operator of a coal-fired power plant) an annual absolute reduction target of 0.466 million tons between 2008-2012 and the other imposes on all Dutch electricity producers to be among the 10% top global performers in terms of energy-efficiency by 2012. Until now, Electrabel Deutschland has no such absolute or relative objectives. In addition to improvements that already occurred in 1996, opportunities are being examined for replacing a coal-fired CHP by a CCGT-CHP.

In Poland and Hungary several projects (CHP, biomass, fuel substitution, energy efficiency) are currently under examination to reduce the emissions of our power plants.

Although we have not taken part in specific GHG deals up to now, we are active both in the development of related legislation and in the “learning by doing” process. Among other things, Electrabel actively participated in emissions trading simulations and in the European Commission’s expert group on emissions trading. Electrabel invested $ 5 million in the Prototype Carbon Fund and its holding company—Tractebel—is a member of the International Emissions Trading Association.

Electrabel has a well-diversified portfolio of instruments to further reduce emissions of its plants and already has a high efficiency rate of production due to its nuclear, gas and CHP assets.

Nuclear power

In Belgium, we own and operate two nuclear power sites (7 plants), Doel and Tihange. There has never been any incident at either site, which in operation for 18 and 28 years respectively, that have exposed employees, subcontractors or the public to ionization risks. One indicator of the safety of these sites is their reliability ratio, which was 89.8% in 2002.

The personnel in charge of operations at these sites are specially qualified after completing a specific theoretical and practical training program that in particular includes control-room simulation exercises. Belgian operators exchange experiences and submit to peer reviews within the World Association of Nuclear Operators (WANO) to maintain the highest level of operational standards. All of the nuclear sites are ISO 14001 and EMAS certified.

The Group tries to limit the risk related to the ownership and operation of nuclear facilities by constantly endeavoring to reduce the volume of low- and medium-level radioactive waste produced during operation. Their storage and final evacuation are overseen by the Belgian Agency for Management of Radioactive Waste and Enriched Fissile Materials, known by the French/Dutch acronym ONDRAF/NIRAS. Highly radioactive nuclear fuels are temporarily stored at the electrical power plants until a political decision is taken on whether the spent fuel is to be recycled or not. The volumes of radioactive waste of low and average activity have shown a significant reduction in spite of an increase in production over the last seven years. In fact, related to produced kWh, their volume in 2002 represents about half of what it was in 1995. This result was obtained by constant technical and organizational efforts. Downstream nuclear fuel treatment costs are included in nuclear electricity production costs.

This generation makes it possible to avoid production of CO2 from fossil fuel installations and to contribute toward reducing greenhouse gas emissions. The related liquid and gas emissions remain well below authorized limits.

To the extent substitute solutions could be found, the Belgian government decided to decommission these power stations after 40 years of operation (starting in 2015). Also, reserves have been set aside for the dismantling of these plants (Note 15 to the Financial Statements). A new regulation being drafted in Belgium will more precisely define the rules for use and control of these reserves, which, to the Group’s knowledge, will not involve any additional short-term costs.

Access to renewable energy sources

We continue to develop our access to renewable energy sources. Efforts during the year 2002 were focused on exploration and analysis of several wind capacity projects.

Some projects are already in the construction phase and their entry into operation is anticipated for 2003. This is the case for four windmills in Bütgenbach and two windmills on the Rodenhuize power station site, close to Ghent. These two wind parks will have a cumulated power of 12 MW. In addition, at the conventional power station of Ruien, two additional units are in the construction phase, each one with a capacity of about 20 MW burning wood dust and gases, respectively, obtained by gasification of wood.

Currently feasibility studies for renewable energy projects are conducted in a changing legal context: the quotas of green certificates and their value based on avoided penalties are likely to evolve and differ from one region to the other. Furthermore, sometimes there is a lack of legal certainty due to contradicting laws and directives. This legal situation requires a dialogue with the respective authorities.

In any case, we intend only to develop renewable energy projects with proven economic viability.

Acid emissions

In 1991, Electrabel entered into a voluntary agreement with Belgian authorities to reduce acid emissions from its generating plants. In 2002, this reduction (compared to 1980, the reference year) for SO2 and NOX was approximately 93% and 63%, respectively. This agreement terminates in 2003. Discussions are ongoing with the authorities to extend these reductions to 2010.

Pathogenic organisms

Certain parts of our installation cooling systems are fed with river water. During certain periods of the year, pathogenic organisms can develop in it, stimulated by a favorable temperature. To avoid or at least control this phenomenon, analysis and studies were carried out during several years and methods were developed to fight these organisms. The operational phase, with targeted monitoring and preventive injection of quantities calculated to minimize the environmental impact, is starting now. The first results meet the objectives. Electrabel’s Belgian laboratory Laborelec assures the scientific follow-up and manages the various phases of application.

PCB

In the 1980’s, several authorities, and insurance companies gave the advice to install askarel transformers to reduce the risks of fire hazards within the company’s installations. Later, it was announced that the major chemical element constituting this product, namely the “PCB”, was dangerous for the environment and that its use would be prohibited by 2010. To comply with the international agreement and its implementation at the European and Belgian levels, agreements with the Belgian authorities were adopted to identify the installations concerned and to program their final elimination through authorized circuits. This elimination must be done in a linear way and Electrabel is ahead of the agreed calendar.

ISO 14001—EMAS

Several generating plants—among them the 2 nuclear sites—received their ISO 14001 certification and/or were registered in the EMAS system. Procedures aimed at improving environmental performances continue and certification processes are ongoing.

ENVIRONMENT

We are a global leader in the Water and Waste Services markets of the environment sector.

These markets offer major growth potential, due not only to unmet demand—particularly in developing countries—but also to tightening environmental regulations and the role of the private sector in developing solutions for both industry and local governments. The private sector’s role in meeting environmental challenges was one of the highlights of the Earth Summit held in Johannesburg in August 2002.

Prior to 2002, Group operations in these markets were carried out through two subsidiaries: Ondeo, for water treatment and water management, and SITA, for waste services.

In 2002, the Group began a major restructuring effort aimed at reorganizing its core businesses to better leverage the synergy among its different activities and enhance its ability to customize its response to municipal and industrial customers. In keeping with this objective, the Group has now combined the Ondeo and SITA subsidiaries to create two distinct core business branches:

•	Suez Environment Local Services (SELS), which focuses on municipal water treatment, water management, and waste collection and treatment services, supported by a geographically based organization.

•	Suez Environment Industrial Services (SEIS), which specializes in Chemical Water treatment and industrial services, and is organized by major industry sectors.

The goal of this reorganization is threefold: to increase the Group’s commercial penetration of the environment markets; to distribute its local fixed costs over a broader scope of activity; and to provide a fuller range of more targeted solutions to its municipal and industrial customers.

A leading partner working more closely with its municipal and industrial customers

In municipal administrations, officials who decide on the outsourcing of public services are often the same whether the issue is water and sanitation or waste management. By combining the commercial operations of the water management and waste services divisions, the new organization should enable the Group to offer a more cohesive and comprehensive service to meet local governments’ environmental needs.

In the industrial sector, companies served by SEIS will now also be able to take advantage of services provided by SELS, for example for better coordination of industrial waste management in situations where SELS managed infrastructures are available.

Leveraging synergy

A good knowledge of municipal and industrial customers and their needs and experience in particular business areas can facilitate marketing of other services. With a more compact organization combining the local Water and Waste Services businesses, the Group aims to better leverage the commercial positions already established in other activities, thereby generating stronger organic growth while also reducing selling costs.

At the same time, combining local structures in a single organization will make it easier to achieve the necessary critical mass as fixed costs are distributed over a larger revenue base and overlaps are eliminated between two businesses that were previously developing on separate tracks.

An organization adapted to business and customer specifics

By creating these two business lines, the Group wants to establish an organization that respects the specifics of its businesses. SELS’s businesses are local in nature, because the infrastructures involved are used by companies and public entities alike, with little to differentiate among the various customer segments.

For this reason, a location-based organization is more appropriate to address the needs of SELS customers. SEIS, however, specializes in providing a range of products and services to improve the performance, availability, and cost efficiency of the manufacturing processes specific to particular industrial sectors. In addition, many of SEIS’s customers are multinational which makes a sector-based approach essential for SEIS.

The organization of these two new branches is currently underway and should be completed during the first half of 2003.

Suez Environment Local Services

Organization and key figures

	Year ended
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
	(Financial data in € millions)
Revenues	12,938.5	12,348.1	11,744.5
EBITDA(1)	2,379.9	2,575.1	2,401.1
Capital employed(2)	14,454.0	16,348.5	15,878.3
Number of employees	97,040	91,500	87,570

(1)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.
(2)	Capital employed represents our measure of segment assets. It is reconciled to total assets in Note 22 to our Financial Statements.

Organization

Suez Environment Local Services (SELS) specializes in municipal water and sanitation management services, water treatment engineering for municipal clients, and waste collection and treatment services. In addition to Ondeo Degrémont, business in Europe is segregated into two entities: Water Europe and Waste Services Europe. Business activities in the rest of the world are handled by an international department, Water and Waste Services International. These entities have light structures which are supported by a shared central administration.

The expected benefits of the new organization include additional sales and cost synergy.

Sales synergy

The creation of SELS improves sales efficiency, enabling the entire Group to benefit from strong local positions developed by each business separately. For example, market positions developed through Waste Services in Poland and Brazil can be leveraged to develop the Water business. Conversely, in Hungary, the Czech Republic, China, Mexico, and Morocco, Water is the best placed to leverage positions in Waste Services. This way, the SELS sales network should ensure better worldwide coverage for both Water and Waste Services at lower cost.

This sales synergy should stimulate organic growth at Suez, particularly in markets with medium to long-term promise such as China, Brazil, and Central Europe, and in certain activities, such as sludge treatment where strong positions have already been established by one business or another. In the sludge market, for example, a joint subsidiary has been created in France to offer Group clients an entire range of solutions that were previously offered separately by SITA and Lyonnaise des Eaux.

Ondeo, SITA and Ondeo Degrémont are the commercial brands of SELS.

Cost synergy

Stiffer competition in the water and waste services markets has also led Suez to optimize its fixed cost structures to improve the efficiency of financial and human resources devoted to operating and expanding its businesses. By combining the corporate offices of Ondeo and SITA, SELS is expected to save in excess of €30 million in 2003 alone. This move is also expected to free up quality human resources for redeployment in operating companies, and to share know-how developed in one business activity with every Group business segment.

Research centers are also being combined. Expertise in liquid and solid waste analysis, sludge treatment, and industrial information systems are pooled to achieve greater efficiency and foster innovation.

Human resources

Because Water and Waste Services are service-oriented activities, the quality of the men and women who provide them is key to their success. Combining these services should enable the Group to attract the industry’s best talent thanks to the career opportunities afforded by a larger organization.

Employees in Water and Waste Services share the same values (a sense of public service, concern for the environment, etc.) and aspire to advance from one business segment to the next. The combined structure should better meet the expectations, develop the skills, and cultivate the loyalty of the Group’s best talent in both domestic and international markets.

Strategy and commercial development

SELS’s development strategy is evolving in line with changes in the overall strategy of Suez. The Group is focusing on strengthened positions in the environment sector by pursuing a profitable organic growth policy oriented toward its municipal and industrial clients. This orientation means that it will favor contracts that generate the fastest free cash flow and limit its risk exposure. In this context, Suez will aim at reducing its exposure in emerging countries. Accordingly, in 2002, the Group had to review its contracts in Buenos Aires, Manila and Djakarta in view of local difficulties encountered there.

Commercial development

Suez develops its business by strengthening its local offering and winning new international contracts that promote its public-private partnership model of delegated management among public sector customers. This strategy varies according to the particular characteristics of local markets. In Europe, where water consumption is stable and growth in volumes is limited—even diminishing—the Group’s priority in the non-hazardous industrial waste sector is to increase competitiveness in terms of price and quality in order to maintain or expand profitability and market share. In the United States and emerging markets, the Group is pursuing an even more selective development strategy that focuses on public-private partnerships in major urban centers to meet the growing needs of municipalities and government agencies, while seeking to limit the amount of invested capital. These customers are demanding greater operational efficiencies and the financial strength to guarantee long-term service. With its recognized experience, competitive positioning and critical mass, the Group is well positioned to profit from these trends.

2002 Significant events

Through its subsidiaries, SELS was awarded the following contracts in 2002:

January 2002

•	Ondeo increased its 50% interest in its German subsidiary Eurawasser to 100%.

•	As a key element in its recycling and waste-to-energy strategy, SITA took over Frazier International, the British specialist in refurbishing and reselling high-tech equipment.

February 2002

•	Renewal of SITA contract for comprehensive management of municipal waste in two zones of Sao Paolo (Brazil) with a combined population of 2.5 million.

•	SITA was awarded the contract for selective collection of domestic waste in the city of Brisbane, Australia. SITA Australia began serving 900,000 inhabitants on July 1, 2002.

March 2002

•	SITA won a comprehensive domestic waste management contract in Governador Valadares (Brazil), a city with 250,000 inhabitants: urban waste services, conventional and selective solid waste collection, and construction and operation of a city landfill.

•	In China, the Shanghai Chemical Industrial Park awarded Ondeo a 50-year contract to design, finance, and operate all effluents of the new Shanghai industrial petrochemical park. The contract relates to revenues of more than €600 million.

April 2002

•	Ondeo Degrémont won a 15-year, €90 million contract to build and operate a potable water production plant for Kaohsiung (Taiwan—population 3 million). Plant capacity: 450,000 m3 per day.

•	SITA bought out Rhodia’s 50% interest in their joint subsidiaries Teris SA and Teris LLC, which specialize in hazardous industrial waste treatment in Europe and the United States, respectively. The transaction went into effect on July 1, 2002.

May 2002

•	Ondeo won a 10-year water Operation and Management (O&M) contract valued at €4.5 billion. The contract covers both potable water production and supply for the entire island for Puerto Rico (nearly 4 million people), as well as wastewater collection and treatment.

•	Ondeo signed two new contracts in China: in Qingdao, for the operation, development, and maintenance of two existing potable water treatment plants with a combined capacity of 540,000 m3 per day. The contract is valued at €430 million and is for 25 years. In Shanghai, Ondeo Degrémont will rebuild two 100-year-old potable water treatment plants, Nanshi and Yanshupu, with a combined production capacity of 860,000 m3 per day. The contract is valued at €26.7 million.

•	SITA France, through specialist Ate-Geoclean (Teris), won the contract for remediation of part of the former Paris Renault site covering 35 hectares.

June 2002

•	Suez announced the integration of Ondeo and SITA to create SELS and SEIS.

•	In January 2002, the Argentine government simultaneously ended parity between the Argentine peso and the US dollar and blocked provisions giving groups supplying public services the right to adjust prices in line with the dollar and inflation. In view of this situation, Suez had to initiate proceedings vis-à-vis the Argentine government under the Bilateral Investment Protection Treaty between France and Argentina. Suez also booked a €500 million charge Group share against Argentine exposure in its consolidated accounts at June 30, 2002.

July 2002

•	Through ASIM, its 50-50 partnership with its Mexican partner Peñoles, Ondeo took over Azurix’s assets in Mexico. They include a concession in Cancun for management of water and wastewater treatment services for the 430,000 inhabitants of this coastal city, which hosts 3.5 million tourists each year. Total revenues from this 30-year contract which will terminate in 2023, are more than US$ 1.5 billion. Other contracts include a services contract covering a quarter of the Federal District of Mexico, and three Build, Operate, and Transfer (BOT) contracts in Torreon, Leon, and Matamoros. The Azurix contracts are expected to generate US$ 70 million in revenue per year over their duration.

•	Lyonnaise des Eaux France launched the first “consumer magazine” published by a water distributor in France. The publication’s mission is to provide consumers in a reliable, straightforward manner with the information they want concerning tap water and public health. “L’Eau et Vous” (“Water and You”) will publish articles concerning routine water issues twice a year in 30 regional editions totaling more than 9 million copies.

•	SITA France won the call for tenders to serve 35 communities of the region surrounding Rennes. This seven-year contract valued at €3.6 million per year went into effect January 1, 2003.

August 2002

•	Ondeo acquired U.S. Water, a water services company serving more than one million people, with revenues of US$ 30 million in 2001 and close to 40 water operations and maintenance contracts. U.S. Water’s largest contract, worth US$ 8.5 million in annual revenues, is for wastewater management services in Springfield, Massachusetts. Its second largest contract, worth US$ 7.3 million, is for water management services in Camden, New Jersey.

September 2002

•	Cespa, the 50/50 joint subsidiary of SITA and Agbar in Spain, in partnership with Urbaser, was awarded the contract to build and operate Greater Barcelona’s third organic waste recovery plant (EcoParque III). The unit will be designed to process 260,000 tons of municipal waste per year. It will sort and recover recyclable materials and treat the residual through bio-methanization and composting.

October 2002

•	Ondeo Degrémont was awarded a €100 million contract for the construction and 2-year operation of the South Milan sewage treatment plant. This plant will process wastewater for a population of just over 1 million.

November 2002

•	SITA Deutschland renewed its contract with the districts of Enzkreis and Ludwigsburg for eight years. The contract covers the collection and transportation of the domestic, organic, and bulky waste of 700,000 inhabitants. The new contract went into effect on January 1, 2003, and will generate revenues of €77 million over its duration.

December 2002

•	For €220 million, Ondeo sold Danone 100% of its subsidiary Chateau d’Eau International, the largest French and third-largest European water cooler distributor.

•	Hisusa (a subsidiary owned 51% by Ondeo and 49% by Caixa) sold its 9% interest in Acesa (Spain).

Business Activities

WATER

Water management

Suez provides water and/or wastewater management services to approximately 125 million consumers in Europe, Asia, North and South America, and Australia. It also manages reservoirs, aqueducts, distribution networks (water mains and connection pipes), wastewater networks, and treatment plants for municipalities, other local government entities, and industry.

Its activities also include meter reading and collecting payments from end users. Operations vary depending on the country and customers served. The Group generally operates under the following types of contracts:

•	Operation and maintenance contracts: these contracts are signed with a local government that has financed and built its own facilities. They appoint the Suez subsidiary as operator for a period generally ranging from 5 to 20 years, and the subsidiary bills the local government for its services.

•	Concession contracts: these contracts cover the management of water and/or waste management services as well as renovation and extension of services. These contracts may also cover the construction and financing of new facilities. Under this type of contract, we usually bill consumers for our services. When a Group subsidiary builds water treatment and management facilities, it generally operates them for periods ranging from 20 to 30 years, after which ownership is transferred to the local authorities. In some cases, the Group also owns the assets.

The table below provides Group estimates of the number of consumers its serves.

	Estimated number of people served at the end of December 2002	% of total
	(in millions)(1)
Europe & the Middle East	43	34%
Africa	8.5	7%
North America (including Mexico)	23.5	19%
South America	25	20%
Asia-Pacific	25	20%

Total	125	100%

(1)	Approximate figures based on Suez estimates. Given some inaccuracies, particularly in the available demographic data for some of the cities served, these figures provide an order of magnitude, rather than a precise calculation, of the Group’s water-related business activity throughout the world.

France

In France, local governments are responsible for the management and distribution of drinking water, and for collection and treatment of wastewater. They may delegate these activities, in whole or in part, to private companies through concession or operations and management contracts. The industry estimates that private companies provide drinking water distribution services (thus billing the consumer for the entire water and sanitation service) for approximately 79% of the population(1), although their revenues represents only about 35% of the water market in France(2), compared with local governments (approximately 45% of the market) and the taxes and fees collected on behalf of the Water Agencies and the State (approximately 20%). Lyonnaise des Eaux France, a subsidiary of SELS, is the second largest private company in the French drinking water market.

In the wastewater collection and treatment market, approximately 53% of the population is served by private companies and 47% by municipalities. The Group’s contracts in France, both for water distribution and wastewater services, are generally for periods ranging from 10 to 20 years.

International

Outside France, Suez provides drinking water and wastewater services in partnership with local financial investors or municipalities, or through subsidiaries or companies majority-owned by local interests. Sales generated outside France account for approximately 60% of the Group’s water management business in terms of total revenues and 86% in terms of population served. The Group’s concession contracts outside France are generally for periods ranging from 25 to 30 years.

The Group’s U.K. subsidiary, Northumbrian Water Group, builds and operates water and wastewater installations primarily in the U.K., but also in Ireland, South Africa, and Gibraltar. See Item 8.B. “Significant Changes”.

In Spain, Suez has a 25.5% interest in Aguas de Barcelona (Agbar), which holds the concession agreement for Barcelona, and is the private sector market leader in Spain for water distribution. Agbar has developed a strong presence in Latin America, in particular in Argentina, Chile, Colombia, and Uruguay. Most Suez operations in Latin America are undertaken in partnership with Agbar.

In South America, Suez is the leading international company for water, serving 22 million people. Argentina was the first Latin American country to deregulate water services. The Group has been active there through Aguas Argentinas since 1993, when it obtained the Buenos Aires concession for water and wastewater services (7.8 million people served) for 30 years. The Group also has 30-year concession agreements for Santa Fe and Cordoba, Argentina, and for La Paz, Bolivia. In addition, the Group supplies water services to Santiago, Chile (more than 5 million consumers), to a part of Mexico City, to Bogota, Colombia, and to Limeira and Manaus, Brazil.

In the United States, over 80% of water services are supplied by municipal or government agencies(3), which are increasingly seeking partnerships with private operators for the supply of drinking water and wastewater services. United Water Resources (UWR), a Group subsidiary, is the second-largest company in the municipal, rate-regulated market (through 84 subsidiaries). Its principal business is providing water and wastewater treatment services for consumers in areas where its regulated utility subsidiaries have franchises or other rights to provide these services (rate-regulated market). UWR is present in 17 states, mainly in the eastern United States. In the deregulated market, United Water Services provides water distribution services under operating and management contracts with municipal governments. See Item 8.B. “Significant Changes”.

In May 2002, the government of Puerto Rico awarded Ondeo an operating and management contract for drinking water production and supply and wastewater collection and treatment covering the entire island (nearly 4 million people).

In Morocco, the Group has a 30-year concession contract with the city of Casablanca to provide drinking water, electricity, and wastewater collection services to approximately 4 million people.

(1)	Source: Report to the inquiry and appraisal mission concerning water financing and management, submitted to the National Assembly on May 22, 2001.
(2)	Source: Syndicat Professionnel des Entreprises de Services d’Eau et d’Assainissement (Syndicate of professional Water and Sanitation Services Providers).
(3)	Source: Masons Water Yearbook 2002-2003.

In Asia, the Group has a 25-year water management concession contract for Macao. In China, the Group is present through some ten joint ventures with municipal authorities for the production of drinking water. In Malaysia, the Group has water distribution contracts with three states to serve 1.8 million consumers.

In Manila, the Group has announced its intention to withdraw from its current water concession contract. In Djakarta, uncertainty exists regarding the outcome of negotiations that would allow the Group to continue operating under acceptable conditions.

Turnkey engineering

SELS is one of the world’s leading companies in urban water treatment engineering through Ondeo Degrémont, its wholly owned subsidiary. The Group designs, builds, and sometimes operates:

•	potable water production plants,

•	wastewater treatment plants,

•	desalination plants, and

•	sludge treatment plants.

Ondeo Degrémont provides all turnkey construction services, including engineering, construction, site management, and start-up services. At December 31, 2002, Ondeo Degrémont had built more than 10,000 water treatment facilities around the world. As urban populations increase throughout the world, the growing importance of water quality and sanitation as well as wastewater treatment have resulted in increased demand for water treatment infrastructures. In addition, the development of this business in emerging markets such as China, Egypt, Argentina, Chile, and South Africa has been facilitated by the recent policy of the World Bank, the Inter-American Development Bank, and other multilateral financial institutions to give priority to basic infrastructures.

Orders for our turnkey projects have historically ranged in value from €0.5 million to €220 million, with construction a period of six months to seven years. At December 31, 2002, our backlog excluding civil works amounted to €1,190 million compared to €1,251 million at December 31, 2001. We estimate that approximately €800 million of our sales in 2003 will be filled from this backlog.

WASTE SERVICES

The range of SITA Waste Services business activities has grown with regulatory, technical, and economic changes, and with the increasingly specific demands of its customers: in Europe, the development of re-use, recycling, materials recovery, and waste-to-energy conversion; in the Asia-Pacific region, improvements in the reliability of treatment plants and the development of urban services; in Latin America, the adoption of environmental standards.

The Group is active not only in waste collection but also in waste recycling and treatment in all of its forms: materials recovery and waste-to-energy conversion, stabilization, storage and others. During the 1990s, SITA was a pioneer in selective domestic waste collection. 52.3% of SELS’s Waste Services revenues are derived from waste collection. It owns a fleet of 14,000 heavy trucks equipped for selective collection of packaging, large objects, and medical and industrial waste. The Group also carries out onboard, computerized identification and weighing for diverse applications: optimization of collection runs, invoicing based on weight, etc. In 2002, the Group collected 29.7 million tons of domestic, non-hazardous industrial and medical waste.

Prior to any form of treatment, the waste is processed through 215 sorting and conditioning centers to facilitate the supply of “ready to recover” materials to various treatment channels. Sorting centers, specialized in recycling domestic waste and industrial packaging, are the cornerstone of the recycling industry. They provide a regular flow of quality materials to the recyclers and, for the waste producers themselves, constitute an approved, long-term resource for disposal. In 2002, these centers received 5.8 million tons of waste, of which 4.1 tons have been recycled.

SELS’s 109 composting platforms reproduce natural biological decomposition and oxygenation of organic matter on an industrial scale. These platforms are more or less sophisticated, depending upon whether they handle green waste or sludge. In the latter case, additional technical investments are necessary to ensure an odorless process and a sanitized product. In 2002, the Group composted 1.7 million tons of organic waste.

In its 46 installations worldwide, nearly 41 of which have waste-to-energy capabilities, SELS offers the best available expertise in urban waste incineration technologies in France and, through Novergie, in Belgium, the United Kingdom, and Taiwan. This activity is subject to numerous regulatory controls aimed at minimizing environmental impacts (smoke, ash) and converting the energy produced by waste combustion into heat or electricity. In 2002, 5.6 million tons of domestic, non-hazardous industrial, and medical waste were incinerated.

Storage is the predominant way of treating waste in many countries. SELS rigorously adheres to all regulatory, technical, and environmental requirements that apply to its 227 open landfills. Upstream, landfill site selection must satisfy strict specifications concerning, among others, soil quality, absence of contact with ground water, and minimum distance from residential areas. Downstream, in the operational phase, all filling is planned and controlled; effluents (biogas and leachates) are captured, recovered, or eliminated, and all environmental parameters are regularly assessed according to a strict schedule. Once closed, these landfill sites continue to be monitored for a period of thirty years, and are bonded by a bank guarantee. SELS operates landfills throughout the world: in 2002, 31 million tons of domestic and non-hazardous industrial waste were processed at its landfills.

Expertise in hazardous industrial waste treatment is provided by the Teris group, a wholly owned subsidiary of SELS; by WATCO Ecoservices; and, for Class I storage in France, by SITA France Déchets (100% owned by SELS). SELS can thus offer its customers solutions adapted to every type of hazardous industrial waste, conditioning quantities as small as 100 grams (particularly for hazardous domestic waste or laboratory waste) up to several hundred of tons. In 2002, SELS treated 3.0 million tons of hazardous industrial waste through pre-treatment processing on ad hoc platforms, stabilization in Class I storage centers, incineration of highly chlorinated or high sulfur-content waste, and co-incineration in cement kilns. The latter specialty led to a fossil fuel savings of 348,390 tons petroleum equivalent.

Teris North America provides incineration of hazardous industrial waste in the United States through on-site sales teams and services (100 employees) and a logistical organization with 13 hubs that covers the entire country. It handles a treatment capacity of 200,000 tons per year, and offers materials recovery services for waste containing sulfur or chlorine, and waste-to-energy conversion.

Through its sanitation and industrial maintenance activities, SELS provides local governments, individuals, and industrial customers sanitation, industrial cleaning (during plant shutdowns, for example), industrial hazardous waste collection services, and more specific services such as oil work, system monitoring, and even water reservoir cleaning.

Urban cleanliness is an urban lifestyle issue as well as a public health necessity. The Group’s municipal cleaning services include manual and mechanized street sweeping, street furniture maintenance, poster and graffiti removal, dog litter clean-up, snow removal, beach cleaning, trash receptacle maintenance, organization of civic awareness campaigns, and so on. Other services are offered according to local needs, such as in Spain, where SELS provides municipal parks and gardens maintenance services.

The Regulatory Environment

Water

No matter what type of operation, water is subject to laws and regulations.

The environmental laws and regulations governing the Group’s water businesses in Europe arise primarily from four European Union directives:

•	The Urban Wastewater Treatment Directive of May 21, 1991, which establishes minimum quality standards for wastewater and sludge treatment in urban areas with populations of 2,000 or more. This directive will be applied progressively until full application in 2005.

•	The Nitrates Directive of December 12, 1991, concerning the protection of ground water against pollution by nitrates used in agriculture.

•	The Drinking Water Quality Directive of November 3, 1998, revised from the 1980 directive to improve water quality standards. The new regulatory standards must be met by December 2003 at the latest, with the exception of requirements relating to lead, whose deadline for compliance has been postponed until 2013.

•	The Water Framework Directive of December 22, 2000, establishing a regulatory framework for Community action in the area of water policy to protect inland surface waters, coastal beaches, and ground water supplies, with a view to preventing their pollution, promoting their sustainable use, and protecting their environments. It establishes a “good ecological status” objective and calls for a transition from a resource-based to an objectives-based approach. It also introduces a requirement for Member States to establish rate policies encouraging consumers to conserve resources starting in 2010.

The primary effect of these strengthened directives will be an increase in capital expenditures on infrastructure and the increased cost of water analysis and monitoring by operators. The Group’s contracts generally protect it from the effects of regulatory changes by providing a corresponding amendment to contract rates. Furthermore, Suez expects such changes to create additional development opportunities for its Ondeo Degrémont subsidiary, as customers may need to build new plants, replace or upgrade existing facilities, and tap into cutting edge technologies. These are all services Ondeo Degrémont can provide.

The Group’s activities in the United States are also subject to environmental, health, and safety regulations by local, state, and federal authorities.

European directives have been transposed into national law in the main European countries in which the Group operates, often with additional legislative provisions specific to each country.

In France, water management is regulated primarily by the Sapin law of 1993, which defines the public bidding procedure for government contracts with the State, municipalities, and public institutions. Local governments, usually municipalities or regional groupings, have the option of managing drinking water distribution and wastewater treatment themselves, or delegating these activities, in whole or in part, to private companies through concession contracts. Such concession contracts establish the respective obligations of each party, particularly regarding rates. They do not transfer the ownership of existing assets to the management company. Under the Mazeaud law of 1995, management companies are required to publish an annual financial report. A bill introduced before the French Parliament in 2001 that might have reduced the term of water service contracts was withdrawn in 2002. Governmental efforts are currently being made to develop a new bill.

In England and Wales, where water services are fully privatized, asset ownership is transferred to the management company. The supervisory authority consists of several regulatory agencies, including OFWAT (Office of Water Services), which establishes applicable standards, promotes competition among water companies, and grants long-term licenses for exclusive operation in a geographical area. OFWAT has the authority to determine rates and investments for five-year periods.

In the United States, water management is regulated at the national level primarily by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987, developed by the Environmental Protection Agency. The federal government plays a major role in regulating the water industry but the States retain power over investment planning and the management and operation of facilities. In the regulated sector, each state has a Public Utility Commission that sets rates for water and sanitation services and determines utility companies’ rate of return on their equity. Municipal water agencies need only justify their rates before the city council, however. In the deregulated sector, each municipality is free to set the terms and rules of attribution of its public-private partnership contracts. Contracts are generally awarded subject to competitive bidding procedures.

Waste Services

SELS is operating in a strictly controlled environment from the regulatory perspective. Contract awards by public sector entities are subject to the public procurement code in France and, more broadly, to European Directives requiring calls for tender for contract awards. Waste storage and treatment sites must obtain operating permits and are regularly inspected. Finally, customers themselves are required to respect environmental standards.

As a general rule, European Union directives establish priorities among waste treatment methods: reduction at source of waste produced, re-use, recycling, biological recovery, waste-to-energy conversion and, finally, as a last resort, disposal. The “producer-polluter pays” principle is also a major element of European legislation, particularly for some solid waste streams such as end-of-life vehicles, waste packaging, waste electrical and electronic equipment, batteries, and tires.

The primary European directives that apply to the Group’s waste activities are:

•	The Waste Framework Directive of July 15, 1975, which is the first European directive governing waste treatment and disposal. This directive promotes prevention and reduction of waste production by requiring the use of cleaner technologies to protect the natural environment. It also introduced the “producer-polluter pays” principle. It was amended by the Directive of March 18, 1991, which sets objectives for the reduction of waste at the source and lists the various ways of treating waste (recycling, composting, incineration with waste-to-energy conversion, disposal).

•	The Packaging Directive of December 20, 1994, concerning packaging waste, addressing reduction at source and other methods aimed at reducing the impact of packaging waste on the environment. It sets recycling and recovery objectives, with specific figures, for packaging released onto the European market. The directive is currently undergoing revision with a new version expected to come into effect in 2003.

•	The Landfill Directive of April 26, 1999, which establishes new standards for landfill site management, dealing with issues such as containment as well as control and monitoring obligations. This directive has been transposed into French law and establishes landfill operator obligations for a period of thirty years after site closing. Suez estimates the impact of these measures on the cost of land filling to be between €3 and 20 per ton, the amount varying substantially with local conditions.

•	The Waste Incineration Directive of December 4, 2000, which relates to all hazardous and non-hazardous waste categories and sets strict emission limits for all incineration equipment in order to protect health, air, water, and land quality.

•	Other existing or planned directives address specific waste streams from the perspective of “producer-polluter” responsibility (end-of-life vehicles, waste electronic and electrical equipment, batteries, tires, etc.).

The Group’s objective is to systematically meet or exceed all qualitative and quantitative requirements that apply to it. An action plan has been established for this purpose in each of its major business areas:

•	In waste collection, the Group’s aim is to reduce greenhouse gas emissions by using “green” vehicles (electric-powered, natural gas, or low-sulfur-emitting diesel run engines) and optimizing collection itineraries to reduce fuel consumption, noise pollution, and carbon dioxide emissions.

•	In non-hazardous waste treatment, the Group’s policy is to develop recycling, produce high-quality compost, and generate green energy from its incineration plants and technical landfills. For its technical landfills, SITA has initiated a methane capture program whereby the captured gas is burned in order to reduce the greenhouse effect and, where economically feasible, produce electricity.

•	In addition, SELS, on its own and in partnership with cement-makers, is developing high-temperature incineration of hazardous waste using specialized furnaces. Hazardous waste recycling is also being carried out through reconditioning of used oil and solvents.

Markets And Competition

Markets

The water industry has greatly evolved since the late 1980s, from being largely dominated and operated by public entities to a market in which the role of the private sector is growing and consolidating.

The Group believes that its public-private partnerships have major long-term development potential.

The action plan developed by the Earth Summit on Sustainable Development emphasizes the fact that healthy drinking water supplies and adequate sanitation services are necessary to protect human health and the environment. In this regard, the Millennium Declaration calls upon nations to commit themselves to reducing the proportion of people without access to safe drinking water, or who are unable to afford it, by half by 2015. The World Bank estimates that 267(1) billion investment dollars will be necessary to meet this objective.

The need to take further steps to safeguard human health and the environment, encouraged by stricter regulations in Europe and the United States in particular, and the search for greater operational efficiencies and optimum water pricing solutions also favor recourse to the private sector.

Although municipalities are turning increasingly to private sector companies, however, the latter still serve only approximately 8% of the world’s population(1). Local situations vary greatly. In France, most municipal water systems are run by private companies. In England, all customers are served by private companies, ever since the privatization of the water sector in 1989. In the United States, however, the private sector serves less than 20% of the population(2).

The waste management market has significant growth potential, especially in Europe, which is developing its own environmental model, distinct from the American one. Europe is becoming stricter (raising recycling targets, increasing pressure on landfill operations, etc.), which suggests opportunity for sustained organic growth.

•	In municipal services markets, domestic waste volumes are increasing steadily in most European countries—by between 1 and 3% per year—along with the trend toward recourse to private partners by public entities.

•	In industrial services markets, volumes are more or less stable or are even declining slightly, due in particular to the slowdown of the economy. Nevertheless, industrial customers are under pressure from increasingly strict environmental standards (raising of recycling and packaging re-use targets, directives concerning end-of-life vehicles and waste electrical and electronic equipment, etc.), and now constitute a growing proportion of SITA’s clientele.

Competition

In the water sector, the competitive trend in 2002 was toward consolidation among major players proposing several utility offerings. Underway for several years now, this trend continued in 2002 with the acquisitions by the German electricity company RWE of the British company Thames Water and, more recently, American Water Works.

(1)	Source: 2000-2015—Global Water Partnership/WB Estimates.
(2)	Source: Masons Water Yearbook 2002-2003.

The Group’s main international competitors in the water management market are the French companies Veolia Water, a subsidiary of Veolia Environnement, and SAUR, a subsidiary of the Bouygues Group, as well as the British company Thames Water (now a subsidiary of RWE).

It should be noted that not all of our competitors have been successful. Before going bankrupt, Enron suffered a failed venture into water services via its Azurix subsidiary; Scottish Power pulled out of the water industry; Hyder was broken up in a takeover; Anglian Water sold off its international assets; and Bechtel withdrew from the water sector as well.

In waste services, SELS has become the leading European operator in domestic and non-hazardous waste management, with the transfer to Waste Services of WATCO-EdS, previously assigned to the Group’s Energy side. In 2002, SELS generated revenues of €5.8 billion in waste services, ranking it as the fourth-largest waste services operator in the world, behind U.S. companies Waste Management and Allied Waste—which are concentrated moreover on their national market—and the French company Onyx, a subsidiary of the Veolia Environnement group. The European market is dominated by two leaders, SELS (SITA) and Onyx, followed by smaller players such as the waste division of the German company RWE and the British-Australian company Cleanaway, a subsidiary of Brambles Industries.

Environmental Aspects

The heart of SELS’s water business is improving quality to make water potable, and filtering it so that it may be returned to the natural water cycle. For waste, it consists in managing both municipal and industrial waste through recovery or other treatment processes that safeguard quality of life and protect the environment. In both cases, the focus of SELS’s actions is on restoring natural resources and minimizing the ecological impact of its activities. Concern for the environment is a motivating force for SELS employees, one that drives them on a daily basis. It is integral to every aspect of the Group’s know-how.

This environment-conscious culture, inherent to the nature of the Group’s activities, is a true asset for SELS, which for several years now has been engaged in serious reflection leading to the development of a carefully prepared action plan for the environment.

This plan aims to answer two questions:

•	How can SELS make its activities, environment-friendly by nature, even more environmentally friendly?

•	How can SELS reduce to a minimum the negative impacts of its activities on the environment?

SELS is committed to integrating its action plan for the environment into all of its activities, beginning upstream with its research and development programs. These programs are developing innovative solutions in the areas of waste recycling and wastewater recovery, waste-to-energy conversion, reduction of waste at the source, reduction of water leakage in pipe networks, and control of greenhouse gases.

Objectives are set and performance measurement and improvement indicators are monitored so that the Group may track its progress and assess work that remains to be done.

This commitment to making respect for the environment a major development lever for SELS is embraced by the Group’s Executive Management and lived out in daily practice by specialized teams in the field. SELS takes special care to seek the opinions of its customers and other industry participants, in the field or through national or international bodies, such as NGOs.

This approach is also consistent with the Group’s social and economic responsibilities. SELS’s aim is to fuse these three components of sustainable development into a dynamic that reflects Suez’s vision for the future.

SELS attaches great importance to strengthening its leadership in the environmental expertise market. It is convinced this ambition can only be realized through developing its ability to control its own impacts, and to reconcile technical know-how with social awareness.

Suez Environment Industrial Services

Organization and key figures

Suez Environment Industrial Services (SEIS) is the Group’s business focused on industrial water treatment and industrial process efficiency improvement businesses. SEIS had revenues of nearly €3 billion in 2002 and is organized around two subsidiaries: Ondeo Nalco (90% of revenues) and Ondeo Industrial Solutions.

	Year ended
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
	(Financial data in € millions)
Revenue	2,959	3,026	2,641
EBITDA(1)	536	549	546
Capital employed(2)	5,250	6,400	5,783
Number of employees	11,912	11,000	11,380

(1)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.
(2)	Capital employed represents our measure of our segment assets. It is reconciled to total assets in Note 22 to the Financial Statements.

Ondeo Nalco

Ondeo Nalco is a service company present in every industrial sector. Based in Naperville, Illinois (USA), it offers its approximately 60,000 customers solutions to increase the profitability of their industrial plant while protecting the environment. Programs developed by Ondeo Nalco enhance the efficiency of plant operations, minimize water and energy consumption, and extend the life of equipment. While process chemicals and related services constitute the bulk of its offerings, Ondeo Nalco increasingly provides customers expanded services that integrate chemical, mechanical and operational recommendations. The company draws on its technical know-how related to the chemical, mechanical and operational aspects of water treatment and in the chemistry of water.

Ondeo Nalco applies this expertise in two major fields:

•	water treatment, including boiler, cooling circuit, and waste water,

•	improved efficiency, through additives and industrial processes.

Its business is evenly balanced between these two applications and well diversified both geographically and across different sectors of the economy. North America and Europe account for more than 75% of sales. Approximately 60% of business is concentrated in the pulp and paper, petroleum (upstream and downstream) and chemicals industries. The remaining 40% are split among many other sectors: steel, auto, food-processing, electronics, public services, universities, hotels and hospitals. Ondeo Nalco’s core business affords it a unique understanding of customers’ manufacturing processes, enabling it to formulate recommendations for enhancing their efficiency. The company uses this expertise to develop its outsourcing services focusing on low capital intensity projects. When particular engineering expertise is required, Ondeo Nalco calls upon its specialized subsidiary, Ondeo Industrial Solutions.

Ondeo Industrial Solutions

Ondeo Industrial Solutions was created in January 2002. It is primarily in the business of on-site engineering, operation and maintenance of process water-treatment and waste water equipment. Ondeo Industrial

Solutions uses engineering as an entry point to promote outsourcing solutions to its industrial customers. In 2002, Ondeo Industrial Solutions brought in €157 million in revenues and employs over 700 people worldwide.

Strategy and developments

Ondeo Nalco

Ondeo Nalco grows by serving diverse customers in all major industrial segments. Its on-site service model focuses on customers’ water treatment and process treatment needs. These needs include protecting the environment, decreasing costs, increasing productivity, and improving profitability by reducing customers’ total cost of operation, and maintaining asset reliability. Ondeo Nalco’s offerings are backed by a well trained, professional sales/service force that diagnoses customer problems, and creates and delivers customized solutions comprising services, chemicals, and equipment. These 5,000+ experts know their customers extremely well, often working at customers’ facilities on a full-time basis. Chemical solutions are at the core of Ondeo Nalco’s offerings, most of them being patented chemical applications developed by Ondeo Nalco researchers. These products take on many forms, and are based on a common set of chemical platforms for which Ondeo Nalco has a strong manufacturing position.

Ondeo Nalco also provides a wide array of equipment to complement its service and chemical solutions. Key to the value offer is the ability to provide state-of-the-art monitoring, control, and feed systems that interface with the chemical solutions.

Ondeo Industrial Solutions

Water is a strategic resource to industry and key to many industrial processes. Ondeo Industrial Solutions offers a wide range of industrial water cycle management services rooted in its equipment design, building, and supply expertise and long-term partnership solutions. In 2002, Ondeo Industrial Solutions signed over 90 contracts. Ondeo Industrial Solutions helps industrial water users improve performance, control quality and better manage the process water cycle. Its solutions and services provide a strong foundation for long-term partnerships with industry, and its local presence means it can apply best practices at industrial sites located primarily in Europe and the United States.

Some significant events in 2002

May

•	Ondeo Nalco, through its Ondeo Nalco Energy Services division, was awarded a chemical management services contract with ExxonMobil in the UK. Under this three-year contract, Ondeo Nalco will provide chemicals and services to all of ExxonMobil’s UK-operated upstream assets, with particular focus on optimizing scale inhibition, managing corrosion integrity and reducing total cost of operation.

September

•	Ondeo Nalco was awarded a new oil and water treatment and services contract for Suncor Energy Inc., the world leader in crude oil extraction from the vast oil sands deposits in Fort McMurray, Alberta, Canada. The eight-year contract represents an initial US$ 10 million in revenues over the lifetime of the contract, with a potential to grow as Suncor develops plans to expand oil production.

October

•	Ondeo Nalco signed a contract with The Newark Group, the largest manufacturer of recycled paperboard in the United States. Ondeo Nalco will provide chemical support and services to The Newark Group’s 14 paper mills throughout the United States, with a possibility of expanding to two European mills. The term of the contract is five years and represents an initial US$ 7 million in annual revenues and an estimated US$ 40 million over its lifetime.

November

•	Ondeo Nalco was awarded a contract by BP to supply hydrate inhibitors for the hydrate control program on BP’s Mungo wet gas pipeline in the Eastern Trough Area Project (ETAP) in the North Sea.

Market and competition

Ondeo Nalco

The five different industrial water market segments (water treatment, process chemicals, polymers, outsourcing and equipment) represent a potential market of over US$ 20 billion. SEIS has a presence in all of these segments, whose market growth rates vary significantly.

The market breaks down into three major geographic and economic groupings:

•	Large Industrial Segments in North America & Europe (65% of the total market).

•	Middle Market Segments in North America & Europe (20% of the total market).

•	Emerging markets (15% of the total market).

The competition comes in two forms: from a well-defined group of major chemical and service companies and from numerous small, regional and local companies. Major water treatment and services competitors include Ashland Chemical and ChemTreat in North America, and Kurita in Japan. Competitors on the process chemical side include Hercules in paper, and Baker Petrolite in energy.

On the process water treatment market, two major competitors stand out: GE and Veolia Environnement. GE seems to be pursuing a strategy similar to Ondeo Nalco’s by combining chemicals, equipment and services to move into the outsourcing market, as its recent acquisitions of BetzDearborn and Osmonics portend. Veolia Environnement, while not a direct competitor in water treatment, has chosen to enter the process water market through the equipment and engineering segment, and competes directly with Ondeo Industrial Solutions.

Ondeo Industrial Solutions

The outsourcing market in the process water management field was estimated at US$ 840 million in 2000 and is projected to grow to US$ 2.9 billion by 2006. North America is the largest market (OIS estimates). Europe and Asia are smaller in size but show faster growth. Ondeo Industrial Solutions has a presence in all three markets and is one of the leaders in Europe. In North America, on the other hand, Veolia Water, through U.S. Filter, enjoys the largest market share. In Europe and Asia, Veolia is also considered as the main competitor of Ondeo Industrial Solutions, although it has a smaller market share.

GE’s acquisitions of BetzDearborn and Osmonics are an indication that GE will aggressively pursue the outsourcing market, with a strong position in North America but a weaker one in Asia.

Environmental Aspects

Ondeo Nalco

Ondeo Nalco’s activities in the United States and other countries are subject to environmental, health and safety regulations by local, state, regional and federal agencies. Both Ondeo Nalco and its customers are governed by a number of federal and state laws regulating the discharge, emission, and disposal of chemicals and chemical waste, as well as laws covering human and environmental exposures to chemicals. In the US, the laws include those implemented by the Environmental Protection Agency (EPA), the Food and Drug Administration, and the Occupational Safety and Health Administration. The Federal Water Pollution Control Act, also known as the Clean Water Act, and state laws in a number of jurisdictions regulate certain effluent discharges into waterways. These laws are administered by the EPA at the federal level, and by state and local agencies. In some cases, the law requires Group utilities to obtain permits for effluent discharges associated with water and waste-water treatment operations. These permits typically impose limitations regarding the quality and quantity of effluent discharges.

Ondeo Nalco is committed to sustainable development, as demonstrated by its promotion of the following principles in the company’s operations around the world:

•	Conduct business in a safe and environmentally sound manner, consistent with Responsible Care®, the chemical industry’s commitment to ensuring the safety of chemical products over their entire life, from concept, to customer use, to disposal, recycling or reuse.

•	Develop environmentally sustainable and safe solutions that employ the company’s products, processes and technology to bring value and confidence to customers, employees, communities and the business.

•	Operate in compliance with applicable laws and regulations and apply environmentally responsible standards where laws and regulations do not exist.

•	Strive for continuous improvement in the area of safety, health and environmental protection with the goal of zero injuries, illnesses, incidents, waste generation and emissions.

•	Train all employees to work safely and prevent injuries to themselves and others, avoiding damage to property and protecting the public.

•	Ensure that procedures are in place to implement these principles and communicate openly about environmental, health and safety issues.

•	Achieve support for these principles by all levels of management and all employees.

Ondeo Industrial Solutions

Since the environment constitutes the heart of its business, Ondeo IS is unequivocally committed to protecting it. The company abides by all laws where it operates and complies with major industrial programs, such as Responsible Care® in the chemical industry.

OTHER SUBSIDIARIES AND AFFILIATES

Communications

Business strategy

In 2002, the Group continued its policy of refocusing on the energy and environment sectors which led to the sale of its holdings in TPS to M6 and TF1, and to the transfer of its equity in FirstMark Communications France to LDCOM. As provided by its 2003-2004 action plan, announced January 9, 2003, Suez intends to dispose of additional assets, including assets in the Communications sector.

Activities

The table below shows total revenues (100%) generated in 2002 by the Group’s two main Subsidiaries in the Communications sector, neither of which are wholly owned.

Company	Main activity	Total 2002 Revenues	Change 2002/2001
		(in € millions)	(in %)
M6(1)	Television	948.5	+12.2%
Noos(2)	Cable	271.7	+12.7%

(1)	M6 is consolidated by the proportional method and, since 2002, M6 consolidates TPS by the proportional method.
(2)	On May 1, 2001, NOOS’s consolidation was changed to the proportional method.

M6

At December 31, 2002, Suez held 38.10% of M6 (Groupe Métropole Télévision), which is listed on the Paris Stock Exchange.

In 2002, M6 strengthened its position as France’s second largest private television channel, with an audience rating of 19.1% among housewives under 50. Its market share expressed as a percentage of advertising revenues remained virtually unchanged at 22.8% in 2002, against 22.9% in 2001. In 2002, revenues from advertising increased by 1%.

M6 has an equity investment in several thematic channels (its subsidiaries Teva, M6 Music, and Fun TV; TF6 and Série Club, which are a 50/50 joint venture with TF1; and 11% in Paris Première). In addition, following Suez’s sale of its stake in TPS, M6 now owns 34% of that company, with the remaining 66% held by TF1. M6 continues to develop its brand diversification business (home shopping, disks, etc.). In 2002, thanks to the proportional consolidation of TPS, that activity registered very strong growth (+33.1%). On a constant perimeter basis, revenues from the brand diversification business increased by 16.6%. Brand diversification now accounts for 41% of the channel’s total revenues, limiting its exposure to the advertising market’s cyclical fluctuations.

NOOS and CODITEL

NOOS is the leading cable network operator in France with a market share at the end of November 2002 of some 30%(1). NOOS is the leader in the Paris region (where 19% of the country’s population resides) and is the only cable network operator in Paris itself. NOOS offers both pay television carried by cable, increasingly in digital form, and unlimited Internet access. Its activities can be affected by new technologies entering the market or by changes in existing technologies.

(1)	Source: AFORM.

At December 31, 2002, NOOS served 700,000 “revenue generating units” (RGUs)(1). The table below presents a breakdown of NOOS customers and RGUs based on services offered at the same date.

Service	RGU 2001	RGU 2002	Change
Television	562,334	602,047	+7%
Internet	92,525	150,985	+63%
Telephony	2,212	1,985	—

Total	657,071	755,017	+14.9%

Note: pro forma data.

Suez’s partners in this company, 50.1%-owned by the Group, are France Telecom (27%) and Morgan Stanley Dean Witter Capital Partners IV, LLC (22.9%).

In Belgium, through its subsidiary Coditel and via Electrabel’s investments in 17 inter-municipal companies, Suez has a cable television market share of approximately 60%. Coditel is also active in Luxembourg.

Other equity investments

The Group also holds significant equity interests in the following companies:

•	Paris Première (89% directly owned by Suez, 11% owned by M6), a thematic channel broadcast through cable and satellite TV;

•	Codenet (100%), a telecom services provider for companies active in Belgium and Luxembourg;

•	A 50/50 Belgian joint venture between Coditel and MCI World Com providing long distance business communications services (voice data) in Belgium;

•	LDCOM, a 16.7% interest acquired by the Group in 2002 through the transfer of Firstmark Communications France (FMCF) equity and a shareholder-restricted rights issue. Following the acquisition of four other companies in 2002, this integrated operator now ranks as France’s 3rd largest telecommunications company.

Fortis

Fortis is active in insurance, banking, investment banking and bancassurance and, with close to 69,000 employees, is one of Europe’s 20 leading financial institutions by market capitalization. It is listed on the Amsterdam, Brussels, and Luxembourg Stock Exchanges. In Benelux, its domestic market, Fortis is one of the principal integrated financial services providers for individuals, business, institutional investors, and the public sector. Suez’s direct investment in the company is 10.83%. At December 31, 2002, this investment was valued at €2,305 million and has been deconsolidated since December 17, 2001. It is among the Group’s non-strategic investments which can be sold in connection with its global businesses’ development needs. These assets are part of a dynamic Suez asset management program which, in November 2002, led to Suez to cash in Fortis shares for a total initial amount of €700 million. In April 2003, we reduced our holdings in Fortis to 1.5%. See “Item 8.B Significant Changes”.

SI Finance

SI Finance, formerly Suez Industries, a wholly-owned Suez subsidiary, continues to sell off the Group’s direct investment portfolio. In 2002, disposals came to €89 million. Because of the difficult economic environment, the balance of Suez assets held directly is expected to be sold in 2004; those assets held by other funds are expected to be sold in 2005-2006.

(1)	As the same customer can have both a television subscription and an Internet access subscription, it is simpler to count RGUs than customers.

ENVIRONMENTAL POLICY

By the nature of its businesses—energy, water and waste services—Suez plays a vital role in the challenges of the environment and sustainable development: climate change, pressure on water and energy resources, and protection of the natural environment and human heritage. While the Group’s activities can enhance the environment, they also impact the natural world and natural resources. These impacts must be measured, controlled and minimized through a process of continuous improvement. Potential pollution or damage to the environment exposes the Group to various risks that can increase costs and also adversely affect the Group’s image and reputation. Risk is managed day-to-day through a growing number of certified environmental management systems in place within the Group. Employee training, innovation, and research programs all contribute to the reliability of Suez facilities and to operational risk control.

A network of QES officers deployed to coordinate environmental policy implementation

In accordance with the objectives set forth in the Environmental Charter distributed to Group employees, the Group has strengthened its environment-quality-safety organization by having the Suez Department of Quality Environment and Safety (DQES) facilitate and coordinate a network of “QES” officers representing every Group business.

As relayed through the network of QES officers, the Group encourages subsidiaries to embrace the Charter objectives by adopting an environmental policy specific to their particular business and based on an analysis of their current situation. Each subsidiary’s policy should set measurable targets and be backed by sufficient resources for implementation. By the close of fiscal year 2002, a total of 77% of Group revenue was generated by Suez entities having begun this process by publishing a declaration of environmental commitment. These policies are leading to deployment of certifiable environmental management systems (EMS) based on documentation and written procedures, as well as objectives aimed at continuous improvement. The economics and value of such EMS can be certified by outside parties. As of 31 December 2002, 42% of revenue was covered by certifiable EMS, and 36% by certified EMS (ISO 14001 certifications, EMAS registrations, Responsible Care® initiative, certifications with environmental elements under the 2000 version of ISO 9001, and local certifications including a system that meets U.S. Environmental Protection Agency (EPA) standards). In all, by the end of 2002, the Group held 205 ISO 14001 certificates, 153 ISO 9001 version 2000 certificates with an environmental element, 8 EMAS registrations, and 88 local certificates. Consequently, the Group has been actively promoting employee training in environment-quality-safety issues as evidenced by the percentage of training devoted to this area (26% of all training in 2000, not including Electrabel) and the sums invested (€9.4 million in 2002, not including Electrabel).

Environmental risk management policy

Risk management is an essential part of the Group’s environmental policy. Environmental risks come under precise and strict national and international regulations and are regularly monitored by public authorities.

Within the European Union, the “Seveso Directives” regulate sites that present a risk of accidents involving hazardous materials and impose specific plans and procedures, particularly for the storage of such materials. Tractebel’s cogeneration activities in Rosen, Italy come under this regulation. Fluxys operates at three Seveso sites: the Loenhout underground storage site, the Dudzele natural gas liquefaction unit, and the Zeebrugge LNG terminal. Electrabel’s natural gas storage site in Anderlecht is also classified as a Seveso site. Three additional sites are eventually expected to fall within the scope of the new Seveso III directive (Drogenbos, Herdersbrug and St-Ghislain in Belgium). The Tihange and Doel nuclear sites, already certified ISO 14001 and registered under EMAS, will also be affected by implementation of Seveso III. With the accession of Poland and Hungary to the European Union in 2004, Seveso will extend to other sites such as Polaniec and Dunamenti, whose integration is currently being studied. In the area of waste management, the Group owns four Seveso sites and operates three sites that encompass Seveso facilities. The Group is in compliance with the specific procedures required in application of these directives.

There are, in fact, two aspects to industrial and environmental risk management: risk prevention and crisis management.

Active prevention of environmental risks

Operating business line units are encouraged to implement a program of environmental audits at their sites.

In energy-related businesses, specific internal procedures are applied at most sites to establish environmental management responsibilities and ensure effective execution of environmental audits to evaluate the facilities’ level of environmental compliance. In addition, the laws and contracts governing the Group’s operations clarify the division of risk management responsibilities and financial liability. Government oversight ensures proper management or helps identify instances of non-compliance that could present an industrial or environmental risk. For that portion of the risk borne by the operator, internal management processes are established within the business lines or specifically within the subsidiaries to identify, rank, and manage these risks. When the Group takes over a site previously managed by others, it protects itself as much as possible through contract provisions and the standard audits. Risks and expenses related to downstream monitoring of discharges managed by the Group are covered by financial guarantees and specific provisions.

In operating-license reviews, particular attention is paid to air, water, waste and noise impacts. Compliance of subcontractor practices, accidental release prevention, on-site temporary storage of hazardous waste, and the existence of procedures for managing serious incidents are specifically evaluated. Such procedures are established in order to minimize the risk of non-compliance with regulations or with the operating license and to demonstrate the Group’s commitment to protecting the environment and human life. Audits are performed at the request of Tractebel head office to verify that the implemented procedures comply with the directives and related manuals.

Suez Environment Local Services (SELS) systematically addresses environmental risks: every waste treatment site has undergone an environmental audit at least once within the last three years. These audits identify anything that does not comply with current regulations, detect specific risks, and establish remediation plans.

Instances of non-compliance occur as a result of on-going regulatory changes that require upgrades to operating plants. They also result from the acquisition of facilities with planned investments, and also simply from the aging of facilities under management. Given the difficulty of managing facilities subject to ever more stringent regulation, it often makes sense to use a private operator. Some of the facilities Suez undertakes to manage inevitably do not meet regulatory requirements. In some countries, it obviously may take several years to bring a system up to code considering the size of the infrastructures and the magnitude of the investments required. When an instance of non-conformity is identified, Suez responds in different ways, such as improving operating management at a site, and investing in equipment upgrades or replacements. Under public-private service contracts, such decisions require the consent of local municipal or industrial customers. Certain investments remain their sole responsibility. The Group nonetheless takes care alert its customers to the requirements they will have to meet under future standards. In anticipation of European environmental regulations that will require lower emissions by December 2005, SELS has launched a major awareness program aimed at local municipalities for whom the Group manages household-waste incinerators. In some cases, when the customer has not made the investments necessary to bring its facility up to standard, the Group has withdrawn from managing it. For example, in 2002 the Group stopped operating eleven household-waste incinerators that were out of compliance with the 1991 Directive.

The Environment and Sustainable Development Department of SELS regularly reports on its audit program and presents findings at Executive Management meetings. In the water business, each subsidiary is responsible for its own environmental risk management system. A centralized monitoring process, similar to the one in place for waste, will be implemented in the near future. The priority will be on auditing sanitation plants, storage units for water-treatment products, and sludge treatment plant management.

At Ondeo Nalco, chemical water treatment activities are reviewed periodically, on a three-year schedule, to assess their compliance with local laws and regulations as well as company standards. This Process Operations Review Team (PORT) program has been in place since 1985. In accordance with its policy, Nalco additionally performs a due diligence audit whenever a site is acquired through a merger, sold, or closed.

The Group is limiting its risk related to climate change by keeping abreast of new developments and diversifying its energy portfolio. In the medium term, it plans to increase the proportion in its total energy mix of low-carbon sources of energy (natural gas, renewable energies), capture more biogas from waste storage sites, and further advance waste-to-energy technologies.

Finally, the implementation of environmental management systems is accompanied or preceded by a risk prevention plan.

In 2002, there was not a single environmental accident costing over €150,000 in insurance indemnities. The number of complaints and at-fault judgments related to environmental damage was 58 and 25, respectively, for compensations totaling €662,400.

This figure is low for the size of the Group and the industrial nature of its businesses. In 2002 the Group’s environmental expenses (environment protection-linked investments and operating expenses) equaled almost €896 million.

Crisis management for uninterrupted operation

Operating entities are encouraged to establish crisis management plans involving two types of intervention: a stand-by system for immediate mobilization of crisis management resources and an actual crisis system for effective management throughout the duration of a crisis. This arrangement provides in particular for the establishment of a crisis unit able to assess internal and external impacts implicating technology, personnel, safety, economics and the company’s reputation. The focus is thus on crisis management team awareness and training, particularly through simulations and development of a culture of exchange between local teams and their outside contacts.

The “crisis stand-by” procedure is designed to inform Group Executive Management of any serious incident. This 24/7 system particularly applies to Water and Waste Services operations. It is also designed to provide feedback that can improve the Group’s crisis management and risk control procedures.

Strengthening performance measurement and monitoring systems

To guide implementation of its environmental policy, manage environmental risks, and promote communication of its environmental performance to stakeholders, Suez began implementing an environmental reporting system back in 1999, using the current status at the time as a baseline. It was developed based on work conducted through international organizations for dialogue, such as the Global Reporting Initiative and the World Business Council for Sustainable Development (WBCSD). Group practices and experience gleaned from reporting year 2002 have helped refine procedures for collecting and disseminating environmental information, which includes publication of the Suez Activities and Sustainable Development Report. In 2002, Suez received multiple awards for its environmental efforts. It received the “Sustainable Development” Crystal trophy, the “Entreprise et Progrès” prize for “best information on sustainable development in the annual report,” the “Top Com Corporate Business” for its 2002 Activities and Sustainable Development Report, and the exceptional French ACCA prize awarded by financial auditors for best environmental and sustainable development communication. The purpose of the prize, dubbed “1992-2002, from Rio to Johannesburg,” was to recognize the company that is the most pioneering, innovative, and accomplished in matters of the environment and sustainable development.

Day-to-day environmental management

The environmental policy is also aimed at promoting operational initiatives that address key sustainable development concerns, such as climate change, natural resource preservation, and impact management. The Energy and Environment Divisions have developed specific action plans that address these issues.

In 2002, the Group emitted 70.6 million tons of CO2 eq. in greenhouse gas (GHG) emissions: 60 million tons of CO2 eq. from energy operations and 10.6 million tons from environment operations. The Energy Division is helping to fight climate change in several ways:

•	Promoting rational energy use based on optimal utilization of available plants to achieve a mix of energy sources with varying carbon levels. The diversity of Suez facilities makes possible an energy mix that meets national restrictions to combat the greenhouse effect and also highlights the cost of different energy sources in terms of carbon restrictions.

•	Actively participating in development and promotion of renewable energies. In 2002, these accounted for over 6 GW of installed power. The fight against climate change can be illustrated by Electrabel’s commissioning the largest wind farm in Belgium along the Baudoin Canal in March 2002, and by the development of “WindGIS” in collaboration with Tractebel Energy Engineering. This computer tool “WindGIS” evaluates the feasibility of wind farm construction, not only in economic terms like other methods do, but also based on environmental impact and social acceptance. In spring 2002, Electrabel also inaugurated its “Renewable Energies Route,” a pedagogical track to increase public awareness of the benefits of renewable energies.

•	Also, through Electrabel’s US$ 5 million contribution to the Prototype Carbon Fund established by the World Bank in 1999, Suez is helping to promote and finance projects that lead to a reduction in GHG emissions and the establishment of a single knowledge platform for technology transfers to developing countries. Experience gained from the development of climate change projects enables the Group to launch its own projects and identify investment opportunities.

•	Leveraging these experiences strengthens the Group’s ability to react quickly to future changes in the carbon market.

SITA also has a greenhouse gas emission management program underway for various emission sources.

•	Emissions from waste collection operations are reduced by increasing the use of clean vehicles fueled by electricity or natural gas (69% of the fleet in 2002 compared to 44% in 2001) and by computer optimizing collection routes. Such optimization also reduces fuel consumption and noise pollution. It has been applied to the entire Group through a study of the greenhouse gas emissions of the auto fleet. Financed by the Suez Fund for Innovation and ADEME (Agence pour le Développement et la Maîtrise de l’Energie”), this study will make it possible to optimize vehicle purchasing, leasing and use, with integration of GHG emission performance as a selection criterion.

•	SITA has also started a methane collection program as part of its waste reprocessing operations. The collected gas is burned, which has less of a greenhouse impact and, if the operation is economically viable, could become a source of electricity production. In Australia, biogas collection and conversion to energy has already enabled the Group to exchange emission permits with an industrial company for a total of 10,000 tons of CO2 eq.

The increasing scarcity of water and the degradation of water quality in certain countries where the Group operates are also leading Suez to sensitize its plant personnel to the need for integrated water resource management. This approach looks at all issues related to water services and sanitation (preservation of the resource, agriculture, regional planning) and the resolution of potential conflicts through negotiation with all stakeholders. It enables the Group to better identify and thus manage related risks, establish its legitimacy as a water management player and partner with government entities, and also to anticipate future trends and markets. For guidance on this approach, the Group consults the Water Resources Advisory Committee (WRAC), a body of international water and environmental experts. Created in February 2000, the WRAC met twice in 2002 to inform Group decisions on investments contributing to sustainable development: water access for everyone, watershed management, public-private partnerships, and overtures to the general public.

Finally, natural resources are also preserved through the recovery of hazardous and non-hazardous industrial waste. Already 52% of all waste produced is recovered (non-hazardous and hazardous waste, fly ash, combustion residues, desulfurization by-products).

The Group believes that sewage waste recovery (70% in 2002) in the form of agricultural fertilizers is also a promising market. Agro Development, a SITA subsidiary, and Lyonnaise des Eaux France have created a public-private joint venture, Fertisère, that includes an industrial customer and experts on composting for organic processing. Now in commercial operation, the new entity expects to transform some 25,000 metric tons of wastewater sludge and wood residues into premium compost, thereby converting waste into fertilizer.

Suez companies continuously focus on controlling their various impacts on the environment, as evidenced by Suez now being listed on the Dow Jones Sustainability Index (DJSI World 03) as of the second half of 2002 and by its performance summarized in the following table.

Heading	2002 data
Environmental Commitment Statement	77% of revenues
Environmental policy with measurable objectives and resource allocations	49% of revenues
Certifiable environmental management system	42% of revenues
Certified environmental management system	36% of revenues
Environmental analyses	43% of revenues
Risk prevention plan	52% of revenues
Crisis management plan	56% of revenues
Environment-related complaints	58
Environment-related convictions	25
Total compensation paid	€662,429
Environmental expenses	€896 mn.
Environmental reserves (See Note 15 of the consolidated financial statements)	€4,060.2 mn.
Total primary energy consumption	244,477 GWh
Total electricity consumption	5,546 GWh
Greenhouse Gas Emissions	70.6 Mt CO2 eq.
CO2 emissions	63.3 Mt
CH4 emissions	347,800 tons
NoX emissions	99,743 tons
SO2 emissions	158,480 tons
Dust emissions	13,311 tons
Power generated from renewable energy sources	6.014 GW eq.
Vehicle fleet: % “green” vehicles in the household waste collection fleet	69%
Water consumption: industrial process	81.3 mn. m3
Non-hazardous industrial waste production	2.265 mn. tons
Hazardous industrial waste production	0.219 mn. tons
Nuclear waste production	186 m3
Fly ash waste production	2.27 mn. tons
Waste production: combustion residues	982 K tons
Waste production: desulfurization by-products	111 K tons
Sludge production	701 K tons
Waste recovery (% total production of NHW, HW, fly ash, combustion residue and desulfurization by-products)	52%
Sewage sludge recovery	70%
Conversion: waste to energy (electricity)	2,272 GWh el. eq.
Conversion: waste to energy (heat)	7,737 GWh th. eq.
Lixiviates	3.9 Mm3
Pollution load (BOD) extracted from sanitation networks	1,901 tons/day
Drinking water mains technical efficiency	71%

INNOVATION POLICY

The purpose of our innovation strategy is to anticipate the future needs of our customers. In 2002, we defined three key objectives:

•	develop new services for our municipal and industrial customers;

•	improve productivity;

•	meet an increasingly pressing demand for sustainable development.

Our innovation policy encompasses numerous management, sales and technology projects. To encourage these various initiatives, Suez devoted a total of €126 million to energy and environment R&D investments in 2002.

These investments primarily went to the Group’s 12 technology centers in three industrial sectors: energy, industrial water treatment, and municipal environment services.

Suez has also developed various tools to promote and manage innovation:

•	The Innovation Fund provides financial support for start-up and completion of innovative projects. In 2003, the corporate budget has been reduced and the criteria will be more streamlined.

•	The “e-business transformation” project develops various shared tools: a B-to-B portal for industrial customers (www.suezbusiness.com); Procope, an “e-procurement” tool both for general and business-unit purchasing; a web-meeting tool; and shared technologies for on-line project management.

•	The Initiatives-Innovations Trophies reward employees and teams for operational achievements in four categories: technology, sales, management, and cross-division. In 2002, 35 projects were awarded a trophy, including nine grand prizes. Also, the winning projects of the last five years were analyzed and the top three were chosen according to the value they have created. These top three were: the Castelnaudary composting technology that led to creation of Biosol, a company that converts sewage treatment plant sludge into valuable agronomic products; the Smartphone, a mobile work tool now used by all technical personnel at Tractebel Elyo; and Stabrex, a more environmental treatment product for controlling microorganisms in industrial water.

Generally speaking, innovations within the Group constantly aim to develop services that help Suez customers better manage their energy and water consumption and production of waste, and to recycle these resources. In this way, Suez replaces consumption with high-value-added services.

Patents and Licenses

Each of our business segments relies on new and improved versions of existing processes, materials or techniques, some of which we have patented whenever possible. In 2002, Suez filed more than 58 new patents. However, none of our existing or pending patents held or licensed or those of any business segment are considered essential to operations. Generally, we develop and improve processes, materials and techniques as part of services in connection with the projects and contracts we undertake for various clients.

INSURANCE

Suez prevention and hazard risk transfer policy to the insurance market reflects three major concerns: ensure the business continuity of operational activities, raise the risk awareness of business units, and optimize insurable-risks financing.

As an example in that field, Suez has implemented a worldwide insurance program to protect its liability exposure. Nevertheless, the insurance markets constraints along with the diversity of Suez activities have lead the Group to adopt a specific approach which combines different classes of insurance.

Suez’ approach as regards its risk transfer policy also takes into consideration the current hardening market conditions especially through the reinsurance market. Despite a general contraction in terms of capacity availability, the Group has succeeded in maintaining a global level of coverage equivalent to the one reached in 2001.

Liability insurance protection subscribed by the Group encompass the following essential categories:

General liability

In excess of specific underlying primary layers implemented by each business division, the Group has set up a worldwide insurance program that offers a total capacity up to €500 million combined (subject to specific exclusions and sub-limits both according to the best market conditions).

In 2002, notwithstanding its ongoing efforts on a worldwide scale, the Group had to accept additional exclusion clauses that may lead to an increase of its potential risk exposure. According to a now wide-spread practice, on top of the existing exclusions such as asbestos, new restrictions were added: lead, formaldehydes, electrical fields and electromagnetic radiation effects, computer viruses and terrorism. More precisely available terrorism insurance capacities were (and still remain) very limited and particularly onerous. Suez is still investigating the opportunity to purchase this type of coverage when market conditions soften.

Marine insurance

Suez worldwide General Liability program is placed on the non-marine market, the presumed scope of which excludes specialized branches of insurance such as marine, demanding a specific approach. Yet a significant part of activities operated by the Energy Business Division requires particular ships for the transportation of liquefied natural gas (LNG) and sometimes coal. Appropriate coverage for potential liability arising out of chartered or ship ownership is contracted through P&I Clubs.

“Nuclear” insurance

Electrabel’s Liability, as operator of nuclear plants on the Doel and Tihange sites, is governed by the Paris and Brussels conventions that have set up a unique system derogatory from Common Law. It is aimed at ensuring victim’s indemnity and developing mutual support among European countries.

Under these conventions, liability falls exclusively to the operator whose facility is at the origin of a nuclear accident. Balancing this strictly objective liability, the indemnity is capped per accident and subject to a 10-year statute of limitation. Beyond this cap, signatory States have set up a complementary indemnification mechanism. The Belgian Law ratifying these conventions requires the operator to subscribe a liability insurance. The insurance program subscribed by Electrabel meets this requirement.

Insurance for environmental risks

Environmental risks are covered under the Suez Worldwide Liability Program. These risks are nevertheless subject to special treatment due to the conditions imposed by the international reinsurance market, which generally offers a coverage limited to sudden and accidental incidents.

As an exception to this principle, activities of the Waste Management Business Division, which have the highest potential exposure in this area, use a specialized pool. Capacities available through this scheme are limited in terms of both financial amounts and geographical coverage, but provide coverage extensions such as decontamination expenses and gradual damages.

Nevertheless, Waste management activities in the USA and Canada face very restrictive coverage conditions due to the scarcity of capacities of this specific market Gradual pollution coverage is not available.

In other countries, such as Eastern Europe, this type of coverage is impossible to purchase (or subject to thorough risk assessment analysis).

Property damage and Business Interruption insurance

The protection of Suez assets is achieved through traditional programs such as Property Damage and Business Interruption.

The scope of coverage encompasses property owned, leased or under care and control (in particular through concession contracts).

As a general rule, however, networks are not insured except in specific countries, up to limited amounts depending on the capacities available and the potential risk exposure.

Business Interruption insurance is purchased on a case by case basis according to each risk assessment performed at the appropriate level (which can be the production unit itself or all the units belonging to a particular business line, located in a single geographical area).

The Environment Business Division has implemented an optional scheme that provides €170 million in excess of €30 million which can be used as needed for locations where the maximum possible loss exceeds such an amount.

The Energy Business Division, whose power plants constitute a major asset, has favored a regional approach that takes advantage of the capacities available on specialized markets according to the type of industrial equipment. Beyond the conventional fire and explosion coverage and given the nature of equipment operated (e.g. gas turbines, boilers), power plants can purchase machinery breakdown extensions.

Nuclear power plants operated by Electrabel are covered under a property damage program subscribed with the American mutual insurance company Nuclear Electric Insurance Limited (NEIL) as carrier.

Employee benefits

In accordance with current legislation and company agreements, programs protecting employees against risks of accidents and occupational diseases are developed at the business unit level. These programs can be either self-insured through retention depending on the capacity of the company, or transferred to the insurance market.

C.    Organizational Structure

For a list of our major subsidiaries and our ownership interest in them, please see Item 4.B “Business Overview—Organizational Structure”

D.    Property, Plant and Equipment

Properties and Facilities

We own or lease various properties and facilities around the world, primarily in Europe. We lease with an option to buy our executive offices at 16, rue de la Ville l’Evêque, 75008 Paris. Many of our activities involve the operation of large facilities which we do not own. We believe that our existing facilities are in good condition and that they are adequate to meet our current requirements.

Energy

As of December 31, 2002, we were operating approximately 250 power stations in 25 countries. The table below provides certain information about some of the main plants and facilities we own.

Country	City/Region/State	Activity
Belgium	Doel Tihange Belgium (nationwide) Belgium (nationwide) Zeebrugge	Nuclear power station Nuclear power station Gas transportation network Electric transmission grid LNG regas terminal
Brazil	Salto Santiago Salto Osorio Jorge Lacerda	Hydro plant Hydro plant Thermal power plant
United States	Everett, Massachusetts Red Hills, Mississippi	LNG regas terminal Thermal power plant
Hungary	Dunamenti	Thermal plant and cogeneration
Poland	Polaniec	Thermal power plant
Netherlands	Eems	Thermal power plant
Thailand	Map Phut, Rayong Bowin, Chonburi	Cogeneration plant Thermal power plant

Environment

We own, operate and maintain various water treatment plants, waste water treatment plants, storage reservoirs, purification stations and water distribution networks. We operated 58 incineration plants in France, the U.K. and the Benelux countries at December 31, 2002. We also operated 251 landfills, located primarily in France, the U.K. and Spain, of which we own more than 100.

The following tables set forth certain information regarding some of the main installations or properties we own in our SEIS and SELS business lines (as of December 31, 2002):

Suez Environment Industrial Services

Country	City/Region/State	Activity
UK	Howdon	Water treatment
	Hanningfield	Water treatment
	Northumberland	Water treatment
	Balderhead	Water treatment
	Bran Sands	Water treatment (Effluent)
	Bran Sands	Water treatment (Sludge)
	Edmonton	Solid waste incineration plant
	Cleveland	Solid waste incineration plant
Australia	Sydney	Water treatment
Chile	Gran Santiago	Waste water treatment

Suez Environment Local Services

Country	City/Region/State	Plant
United States	Haworth	Water treatment
	Garyville	Waste water treatment
	Sugarville	Waste water treatment

Communication

Our communication subsidiaries own and lease various properties throughout France and also in Belgium, including administrative, sales and services offices, studio facilities, antenna sites and equipment areas. We also operate, among others, an extensive cable distribution network in the Paris area, comprising approximately 7,000 kilometers in coaxial cable and approximately 230 kilometers in fiber optic cable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the discussion below together with our consolidated financial statements. The financial information that follows is prepared in accordance with French GAAP, which differs in certain material respects from U.S. GAAP. Notes 26 to 28 to our consolidated financial statements describe the principal differences between French GAAP and U.S. GAAP as they relate to our group, and reconcile our net income and shareholders’ equity to U.S. GAAP.

Critical Accounting Policies

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires that management apply accounting policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. Our significant accounting policies are in accordance with French GAAP and are described in Note 1 to the Consolidated Financial Statements, Summary of significant accounting policies. The following areas represent those that management believes are particularly important to the financial statements and that require the use of estimates and assumptions to describe matters that are inherently uncertain:

Useful Lives of Long Lived Assets

Long lived tangible and intangible assets are recorded at cost and depreciated based on management’s estimates/determinations of their economically useful lives. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of fixed asset investment to the Group, variations between actual and estimated useful lives could significantly impact operating results both positively and negatively.

Goodwill

Goodwill is amortized over the expected useful life of the underlying business and is tested for impairment when certain indicators are present. If a potential impairment is indicated, we compare the fair value of the business to its recorded value including goodwill. We use market prices when possible but primarily rely on discounted cash flow models to determine the fair value of our businesses. While we believe that the assumptions and input used to determine those fair values are appropriate, they are subject to judgment. The most significant input is included in our business plans. Assumptions regarding market multiples and appropriate discount rates have been rationalized with comparable companies, publicly available analyst data, and market prices.

If the carrying value exceeds the fair value of the business, an impairment charge for the difference is recorded in the income statements.

Reserves

We maintain reserves related to the dismantling of nuclear power stations, the reprocessing and storage of nuclear fuel, environmental remediation, and the renewal of facilities under long-term concession costs. The assumptions underlying our estimates of these reserves are discussed in more detail in Note 15 to the consolidated financial statements. We believe those assumptions are appropriate; however, actual costs incurred related to those exposures could differ significantly due to changes in the timing and amount of estimated payments, changes in the time value of money, changes in technology and changes in the legal and regulatory environments in which we operate.

Trading

Trading activities that require net cash settlement (without physical delivery) are recorded within “Revenues”. Trading activities that allow physical delivery are recorded gross in both “Revenues” and “Purchases and changes in inventories”.

We mark to market energy trading contracts with gains and losses included in current earnings. Valuations for these contracts are readily obtainable from market exchanges and over the counter quotations. The valuations also include a credit reserve and a liquidity reserve, which is based on monthly bid-ask prices and spread percentages. We have consistently applied this valuation methodology for each reporting period presented. The fair values of these contracts and a more detailed discussion of credit risk are reflected in Note 18 to the consolidated financial statements. Market valuations, in particular those without readily available market prices, incorporate an inherent element of uncertainty and can vary significantly from the actual consideration exchanged upon ultimate settlement of a contract. This uncertainty increases with the duration of the underlying contract and may also be higher in markets where volumes limit the liquidity of the market.

See also Item 11 for a detailed discussion of quantitative and qualitative market risk factors.

Other Accounting Issues

For additional information on our accounting policies see Note 1. Organization and Summary of Significant Accounting Policies.

US GAAP Critical Accounting Policies

In addition to the Critical Accounting Policies discussed above, certain Critical Accounting Policies apply only to the US GAAP results.

Long Term Supply and Purchase Contracts

We enter into many long term supply and purchase contracts for gas and electricity. Several of these contracts do not presently qualify as derivatives under SFAS 133 because of limitations on the possibility for cash settlement or prohibitive costs to cash settle due to illiquidity in the related markets. If the markets were to expand to allow greater volumes to be traded and/or the costs of selling the commodity through other markets was reduced, these contracts would qualify as derivatives and depending on the market price of the commodity at that time could result in a significant asset or liability. Since the prices in illiquid markets can differ significantly from prices in liquid markets and these contracts would only be considered derivatives in a liquid market, a calculation of the potential impact of accounting for these contracts as derivatives using current prices from an illiquid market would not be particularly relevant.

A.    Results of Operations

2002 Compared to 2001

Revenues

Our revenues by business segment for the periods indicated are set forth in the following table.

	2002	2001	% Gross change	% Organic growth(1)
	(€ millions)
Energy	29,548	26,374	12.0	4.9
Of which energy trading activities	5,872	3,869	51.8	—
Environment	15,897	15,374	3.4	6.6
Global businesses	45,445	41,748	8.9	5.6
Other	644	611	5.4	10.6

Group Total	46,089	42,359	8.8	5.7

(1)	On a constant structural accounting method and exchange rate basis, excluding energy trading and gas price variations

Revenues increased by 8.8% to €46,089 million in 2002 compared to €42,359 million in 2001 (excluding energy trading activities, revenues increased by 4.5% or €1.7 billion to €40.2 billion), reflecting mainly the following factors:

•	External growth was 4.0% (€1,698 million), and resulted from our acquisitions during 2001 in Energy and Industrial Services for €1,355 million (primarily GTI, Axima Winterthur), and during 2002 in Waste Services for €138 million (Teris and Teris LLC).

•	Foreign exchange fluctuations had a negative net effect of €1,526 million, or 3.6%. This is explained by the devaluation of the Argentine peso (€834 million), as well as devaluation of the Brazilian real (€305 million) and the US dollar (€267 million).

•	Declining gas prices had an overall negative effect of €643 million, or 1.5%, although the effect on operating margins was limited.

•	Revenues from energy trading activities amounted to €5,872 million in 2002, compared to €3,869 million in 2001.

•	As a result, organic growth reached 5.7%, on constant structural, accounting method and exchange rate basis, excluding energy trading and gas price variations, which demonstrates the strength of the Group’s businesses in a challenging economic environment. This figure is stable compared to 2001. The figures for the four quarters of 2002 are +4.9%, +3.2%, +5.7% and +8.6%, respectively. The activity in the second half of 2002 benefited in particular from the start-up of the Puerto Rico contract (€241 million).

Geographical breakdown

The share of revenues generated outside France and Belgium increased to €25,270 million in 2002 from €23,136 million in 2001, or to 54.8% of our total revenues in 2002 from 54.6% in 2001.

	2002			2001
	France	Belgium	International	France	Belgium	International
	(€ millions)
Energy	4,644	10,323	14,581	4,266	9,725	12,384
Environment	4,802	427	10,668	4,212	421	10,741

Global businesses	9,446	10,750	25,249	8,478	10,146	23,125
Other	524	99	21	508	91	11

Group Total	9,970	10,849	25,270	8,986	10,237	23,136

Revenues by geographical area, excluding energy trading activities, can be broken down as follows:

	2002	2001	Change in %
	(€ millions)
France	9,542	8,926	6.9
Belgium	9,927	10,064	(1.4)
France-Belgium sub-total	19,469	18,990	2.5

Other European Union countries	10,146	8,682	16.9
Other European countries	1,041	715	45.6
North America	4,660	4,302	8.3
Europe and North America sub-total	35,316	32,689	8.0

South America	2,098	3,056	(31.3)
Asia and Oceania	2,109	2,093	0.8
Africa	694	652	6.4

Total	40,217	38,490	4.5

The increase in our revenues from the European Union zone was due primarily to the entry of Axima Winterthur and GTI into the Group structure.

The increase in our revenues generated in North America resulted from the impact of the new water contract in Puerto Rico, partially offset by the decrease in gas prices (Trigen and Tractebel LNG NA) and the US dollar.

The decline in our revenues from the South American zone was related to the depreciation of the Brazilian and Argentine currencies.

Revenues realized in Europe and North America grew by 8% and represented 88% of total revenues in 2002, compared to 85% in 2001 (excluding energy trading activities).

Segment profit

EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.

Energy

	2002				2001
In millions of €	Revenues	2002/2001 change in %	EBITDA(2)	EBITDA margin in %(1)	Revenues	EBITDA(2)	EBITDA margin in %(1)
							(€ millions)
EGE	16,253	12.7	2,375	22.8	14,424	2,600	24.6
EGI	3,732	(6.0)	1,203	32.2	3,970	1,135	28.6
EIS	9,562	19.8	547	5.7	7,980	596	7.5

Energy Total	29,548	12.0	4,125	17.4	26,374	4,331	19.2

(1)	Excluding trading revenues.
(2)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.

Energy revenues totaled €29.6 billion, including the trading activities of Tractebel Electricity & Gas Europe for €5.9 billion (compared to €3.9 billion in 2001).

Excluding trading activities, Energy revenues remained at €23.7 billion, up by 5.2% compared to 2001.

Organic growth of the Energy activity, which does not take into account exchange losses (€515 million, or 2.3%, mainly in Latin America), changes in Group structure (€1,216 million, or 5.4%) and the negative effects of lower gas prices (€643 million, or 2.9%), totaled 4.9%.

Energy EBITDA declined by €206 million compared to 2001. Excluding changes in Group structure (primarily the change to accounting under the equity method for Elia in October 1, 2002) of negative €64 million and unfavorable foreign exchange fluctuations of €200 million mainly involving the Brazilian real (€120 million) and to a lesser extent the Argentine peso and the US dollar, organic growth in Energy EBITDA amounted to 1.4% (€59 million).

The EBITDA margin rate was 17.4% down from 19.2%, due to changes in group structure of EIS which the EBITDA margin rate is structurally lower, and which suffered declining performances in 2002 . In addition, the effects of lower prices in Belgium and equity accounting for Elia (the Belgian power transmission network) were not totally offset by the positive impact of rationing measures in Brazil. The net impact of these elements was a drop of 1.3 basis points in EBITDA margin. Excluding these elements, the EBITDA margin rate was stable compared to 2001.

Tractebel Electricity & Gas Europe (EGE)

The increase in Electricity & Gas Europe revenues (up 12.7%) is mainly due to increased trading revenues of €2 billion and changes in Group structure and foreign exchange impacts representing €35 million. Excluding trading and the effect of changes in Group structure, foreign exchange and gas price variations, organic growth was 2.8% (€293 million), primarily from electricity sales to industrial customers.

EBITDA decreased by €225 million, including €57.5 million due to Group structure change. There were no significant foreign exchange impacts. The organic decrease of 6.5% (€170 million) is mainly due to the lower prices in Belgium in connection with deregulation and, to a lesser extent, adverse weather conditions (a warmer winter) (2001/2002 winter), and the non-recurrence of positive elements in 2001 for Distrigaz and Electrabel NL. These elements were partially offset by the start-up of a new plant in Luxembourg and productivity gains at Electrabel in connection with the Transform 2003 project that was approved in 2001 and which, in accordance with the plan, has not yet generated all the expected cost savings.

Tractebel Electricity & Gas International (EGI)

The decline in Electricity & Gas International revenues (6%) breaks down into an organic growth rate (€366 million, or 9.2%), negative foreign exchange impacts (€529 million, or 13%), the negative effect of gas price variations (€95 million, or 2.4%) and the positive effect of changes in Group structure of €21 million. Electricity & Gas International organic growth primarily stemmed from the start-up of two new power stations in the United States (Red Hills, Mississippi, on April 1 and Ennis, Texas on May 2), higher volumes in Asia and solid performances in Latin America. Latin America benefited in particular from price supplements granted by the Brazilian authorities in connection with the energy rationing program set up following the 2001 drought and from the start-up of production units.

EGI EBITDA rose by €68 million, in spite of a foreign exchange impact of negative €204 million due to unfavorable fluctuations relating to the Brazilian real, the Argentine peso and the US dollar. The effect of changes in Group structure amounted to €26 million, following the acquisition of Houay Ho in Laos in late 2001 and the sale of two plants in Thailand in late 2002. Organic growth was €245.4 million (21.6%).

The Brazilian subsidiary played a significant role in this organic growth due to the favorable indexation of a portion of its contracts, the start-up of the Cana Brava plant during the first half of 2002 and the full-year contribution of the Itasa plant. The rationing program income valued in the first half of 2002 by the local regulatory authorities (MAE), net of payments to distributors imposed in the second half of 2002, contributed €122 million to 2002 EBITDA.

Thailand contributed €55 million to EBITDA organic growth, due to the combined impact of a marked improvement in operating performance of plants commissioned in 2001 and increased revenues following the start-up of a unit.

North America contributed €34 million to EBITDA organic growth, mainly because of the commissioning of the Ennis and Red Hills power stations in the Spring of 2002 and sustained LNG sales activity.

Energy and Industry Services (EIS)

Revenues from Energy and Industry Services totaled €9.6 billion, in 2002, an increase of 19.8%, from 2001, of which €1.2 billion (14.7%) resulted from changes in Group structure following the GTI, Axima Winterthur, Treg and Restiani acquisitions in 2001 and the transfer of 50% of Novergie to SITA.

The Services and Installations and Maintenance subsidiaries experienced contrasting trends in 2002:

•	The Services activity experienced sustained growth in revenues (€234 million in organic growth or 6.5%), as well as in EBITDA (€54 million), resulting from Elyo’s growth in maintenance, facilities management and industrial outsourcing, along with urban heating and cooling with the start-up of the new Vitry cogeneration plant. This was achieved despite the completion by Axima of certain unprofitable contracts in Germany and the transfer of 50% of Novergie to SITA.

•	The Installations and Maintenance activities recorded organic growth of some €114 million (2.9%), but EBITDA declined due to the weak performances turned in by Dutch and German subsidiaries in a difficult economic environment.

Finally, the Engineering activity posted a €112 million increase in revenues (24%) compared to 2001, while EBITDA was down by €26 million due to losses on turnkey contracts for which reserves had previously been recorded.

Environment

	2002				2001
	Revenues	2002/2001 change in %	EBITDA(1)	EBITDA margin	Revenues	EBITDA(1)	EBITDA margin
	In millions of €
SELS	12,938.5	4.8%	2,379.9	18.4%	12,348.1	2,575.1	20.9%
SEIS	2,958.9	(2.2)%	535.9	18.1%	3,026.2	548.8	18.1%

Environment Total	15,897.4	3.4%	2,915.8	18.3%	15,374.3	3,123.9	20.3%

(1)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.

The Environment EBITDA margin rate decreased from 20.3% to 18.3% due to foreign exchange fluctuations and the Argentine crisis, start-up of the Puerto Rico contract and Group structure impacts.

Suez Environment Local Services (SELS)

Local Services generated revenues of €12.9 billion, a 4.8% increase compared to 2001. Exchange rate fluctuations had a negative impact of €822 million, of which €643 million was related to the devaluation of the Argentine peso. Excluding this impact, revenues increased by 10%.

Changes in Group structure (+ €450 million) mainly concern the industrial hazardous waste treatment activities (buyout of Rhodia’s investment in Teris and Teris LLC), the transfer of 50% of Novergie from the Energy divisions to SITA (SELS division) and the acquisition of an additional 50% of Eurawasser.

Revenue organic growth reached 7.8% (€962 million), primarily due to the new Puerto Rico contract which started up on July 1, 2002 (€241 million), sustained Waste Services activity (€228 million, notably in France, the UK, and Northern Europe and in industrial hazardous waste treatment activity), Water activities in Europe (€227 million essentially in France and Spain) and finally Ondeo Degrémont (€105 million, whose activity was sustained by major contracts in Egypt and the United Arab Emirates, the start-up of Mexican BOT contracts and new contracts obtained in France, Spain and Italy). Local Services organic growth was 10.3% for Water and 4.4% for Waste Services.

SELS EBITDA totaled €2.4 billion in 2002, down €195 million or 7.6% compared to 2001. This decline is mainly due to negative exchange rate fluctuations (€333 million, of which €273 related to the Argentine peso), whereas the effect of changes in Group structure was positive €80 million.

EBITDA organic growth of SELS was 2.2% (€58 million) and was primarily due to the strong growth of Degrémont (high level of activity and structural rationalization efforts) and by operational improvements in France and England—in both Water and Waste Services. These favorable trends offset the difficulties of SITA in Belgium (resulting notably from the amendment of tax regulations related to waste in Flanders) and in Germany (unfavorable economic context), as well as the negative contribution related to the start-up of the Puerto Rico contract.

Excluding the Argentine subsidiaries, SELS EBITDA grew by 5%.

Suez Environment Industrial Services (SEIS)

This business line is made up of two operating entities, Nalco and Ondeo Industrial Services. It generated revenues of €3.0 billion, a decrease of 2.2% versus 2001 mainly due to the depreciation of the US dollar against the euro (negative foreign exchange fluctuations of €189 million). SEIS generated organic growth in revenues of 1.9%. The sustained efforts of the Specialties and Services activity in the oil industry compensated for the decline experienced by the Industry and Pulp & Paper divisions in North America.

SEIS EBITDA was €536 million, down 2.4% compared to 2001. Excluding the effect of changes in Group structure and foreign exchange fluctuations, EBITDA rose by €29 million (5.3%) mainly because of continued reductions in procurement costs at Ondeo Nalco. These were partially offset by Ondeo Industrial Services development costs and difficulties in Germany.

Communication, Capital investment and Other

	2002			2001
	Revenues	2002/2001 change in %	EBITDA(1)	Revenues	EBITDA(1)
	(€ millions)
Other (Communication, Capital investment and Other)	644.2	5.4	212.5	611.0	283.0

(1)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.

The Communication business is the sole contributor to revenues of this segment. Revenues in communication were mainly realized by Métropole Télévision and NOOS, two proportionally consolidated subsidiaries (38.1% and 50.1% owned respectively). Capital investment businesses and holding companies (primarily Suez and Société Générale de Belgique) contribute to this segment EBITDA.

Communication revenues rose by 5.4% between 2001 and 2002. Organic growth of the Communication business reached 10.6%, under the combined impact of an increase in cable subscriber numbers (NOOS) and 33% growth in the diversification activities of M6.

The sale of Fortis and Vinci shares in 2001, which had no effect on revenues, led to a €172.5 million decrease in EBITDA.

Excluding this impact, EBITDA of the Communication business totaled €176 million, up €41 million due to an improvement in the contribution of Métropole Télévision/TPS (+ €17 million), the removal of Coficem Sagem from the scope of consolidation (sold at the beginning of the year), which contributed €10 million to 2001 EBITDA, and the cost control policy launched by the cable business.

Venture Capital EBITDA stood at €44 million, up €45 million due particularly to the sale of Labeyrie.

Other Income statement items

Other income

Other income increased by 17% or €300 million to €2,074 million in 2002 from €1,774 million in 2001. The increase is primarily due to an increase in income from disposals realized by venture capital companies of €186 million.

Operating expenses

Our operating expenses increased by 12% or €4,414 million to €41,385 million in 2002, from €36,971 million in 2001. The increase is due primarily to:

•	an increase of 9% or €1,381 million in purchases and changes in inventories mainly due to the development of trading activities for the Energy division; and

•	an increase of €900 million due to changes in group structure, mainly due to the full year consolidation of GTI and Axima Winterthur (formerly Sulzer Infra), and minority interest buyout in Teris and Teris LLC.

Depreciation, Amortization and Provisions

Depreciation, amortization, and provisions remained stable compared to 2001, decreasing by €28 million or 1% to €3,071 million in 2002 from €3,099 million in 2001.

Operating income

As a result of the revenues and expenses mentioned above, operating income decreased by 8.8% to €3,708 million in 2002 from €4,064 million in 2001.

Financial Income (Loss)

Financial loss decreased by 22.4% or €282 million to €976 million in 2002 from €1,258 million in 2001. This decrease in financial loss is primarily due to:

•	an increase in dividends from unconsolidated companies of €180 million mainly due to a dividend of €119 million paid by Fortis (accounted for under the equity method until December 2001); and

•	a decrease in interest expenses by €260 million due to the combined impact of lower interest rates (the average cost of debt fell by 70 basis points in 2002) and a reduced level of net debt starting in the second half of 2002.

Exceptional Income (Loss)

In 2002, exceptional loss was €1,784 million compared to an exceptional income of €826 million in 2001. Capital gains amounted to €601 million and related primarily to the sale of TPS (€170 million), Scottish Power (€112 million or €34 million Group share), Chateau d’eau (€90 million), Arcelor (€51 million), Iberdrola (€104 million, or €71 million Group share), Acesa (€109 million, or €99 million Group share), Adeslas (€83 million, or €42 million Group share) and the partial sale of Elia (€539 million, or €167 million Group share) securities. Capital gains also related to the sale of various real-estate assets (€188 million) that were leased back by us, the impact of the sale of, and allocations to reversals of provisions against Axa (-€225 million) and Fortis (-€245 million) securities, and finally provisions against the portfolio of miscellaneous listed and unlisted securities (-€353 million, or -€286 million Group share).

Net other exceptional expenses totaled €2,384 million in 2002 and primarily include the impact of the South-American crisis (€826 million, or €612 million Group share, including €500 million related to Argentina (see Note 2.4 to the Consolidated Financial Statements) and €112 million resulting from the deterioration in the Brazilian real/US dollar exchange rate). These exceptional expenses also include various charges and provisions relating to the discontinuation of activities (€299 million, or €244 million Group share, primarily concerning the Jakarta, Manila and Atlanta contracts) and an expense of €786.6 million related to value adjustments to certain assets (€564 million Group share, including €162 million for the write-down of goodwill balances of German subsidiaries in the Waste Services sector, €175 million for the write-down of securities and other assets in the Communication sector, €90 million for the write-down of goodwill balances of Chilean water subsidiaries and €107 million for the write-down of Dutch energy subsidiaries). Finally, this line item includes various restructuring costs and provisions (€168 million, or €147 million Group share).

Income Tax

Income tax decreased to €657 million in 2002, from €722 million in 2001. Our effective tax rate is 69% compared to 20% in 2001 mainly due to the high level of exceptional losses related to Argentina and discontinuation of activities and value adjustments of certain assets, which did not give rise to the recording of deferred tax assets, whereas 2001 net income included substantial non-taxable capital gains (€1,784 million exceptional loss in 2002 compared to an exceptional gain of €826 million in 2001). As of December 31, 2002, we had €5,386 million in tax loss carry forwards, 57% of which expire in 2008 and thereafter.

Share in Income of Companies Accounted for under the Equity Method

Income of companies accounted for under the equity method decreased by 85% in 2002 to €51 million from €334 million in 2001, primarily due to the removal of Fortis from the scope of consolidation as of December 2001 and Vinci as of May 2001.

Goodwill Amortization

Goodwill amortization decreased by 9% or €40 million to €383 million in 2002, from €423 million in 2001, principally in the Environment business (decrease by €32.5 million).

Minority Interests

Minority interests increased €87 million to €822 million in 2002 from €735 million in 2001, representing more than 100% of total net income before minority interests in 2002 compared to 26% in 2001. This increase is mainly due to the capital gains realized on the sale of 30% of Elia recorded by Electrabel in 2002, partially offset by losses borne by minority interests in Argentine water companies.

Net Income (Loss)

As a result of the factors discussed above, total net loss amounted to €40 million in 2002 compared to a total net income of €2,821 million in 2001.

2001 Compared to 2000

Revenues

Our revenues by business segment for the periods indicated are set forth in the following table.

	2001	2000		% change 2001 from 2000
	(€ millions)
Energy	26,374	19,586	(2)	34.7
Of which energy trading	3,869	681		468.1
Environment(1)	15,374	14,385	(2)	6.9
Global businesses	41,748	33,971		22.9
Other	611	646		(5.4)

Group Total	42,359	34,617		22.4

(1)	In June 2002, the Group announced its plan to combine Water and Waste Services businesses into a single Environment division. The new organization within the Environment division has been divided between Suez Environment Local Services (SELS) and Suez Environment Industrial Services (SEIS).
(2)	2000 figures for Energy and Environment (SELS) have been restated to reflect the reclassification of Lydec activities in Morocco from Energy to Environment (SELS).

Revenues increased by 22.4% (13.4% excluding trading activities) to €42,359 million in 2001 compared to €34,617 million in 2000, reflecting mainly the following factors:

•	acquisitions: changes in group structure amounted to €2,335 million in 2001, which represents external growth of 6.7%, due to recent group acquisitions. In Energy these included the acquisition of Electrabel Nederland (formerly Epon), Energie Saarlorlux (Germany), Tractebel LNG North America (formerly Cabot LNG), and the Sithe Energy subsidiaries in Thailand and, in the Fabricom group, of Axima Winterthur (formerly Sulzer Infra) and GTI. In the waste services division these included the acquisition of SITA Australia and SITA Sverige (Sweden) and in the water treatment division the purchase by Ondeo Nalco of Exxon’s interest in ONES (formerly NEEC).

•	organic growth: excluding changes in group structure, exchange rate fluctuations and trading activities, revenues would have increased by 7.1% in 2001. We estimate that organic growth would have been 5.7%, excluding gas price fluctuations.

Geographical breakdown:

The share of revenues generated outside of France and Belgium increased to €23,136 million in 2001 from €16,798 million in 2000, or to 54.6% of our total revenues in 2001 from 48.5% in 2000.

	2001			2000
	France	Belgium	International	France	Belgium	International
	(€ millions)
Energy	4,266	9,725	12,384	4,057	8,601	6,928	(2)
Environment(1)	4,212	421	10,741	4,079	447	9,860	(2)
Global businesses	8,478	10,146	23,125	8,136	9,048	16,788
Other	508	91	11	552	83	10

Total	8,986	10,237	23,136	8,688	9,131	16,798

(1)	In June 2002, the Group announced its plan to combine Water and Waste Services businesses into a single Environment division. The new organization within the Environment division has been divided between Suez Environment Local Services (SELS) and Suez Environment Industrial Services (SEIS).
(2)	2000 figures for Energy and Environment (SELS) have been restated to reflect the reclassification of Lydec activities in Morocco from Energy to Environment (SELS).

Revenues by geographical area can be broken down as follows:

	2001	2000
	(€ millions)
France	8,986	8,689
Belgium	10,238	9,131
France-Belgium subtotal	19,224	17,820
Other European Union countries	12,123	7,777
Other European countries	911	621
North America	4,301	3,401
Europe and North America subtotal	17,335	11,799
South America	3,055	2,752
Asia and Oceania	2,093	1,623
Africa and Middle East	652	623

Total	42,359	34,617

The increase in our revenues from the European Union was mainly due to the expansion of energy trading activities in the United Kingdom, and to the entry into the scope of consolidation of Energy Saarlorlux (Germany), Axima Winterthur (formerly Sulzer Infra) SITA Sverige (Sweden), GTI and Electrabel Nederland (formerly EPON).

The increase in our revenues generated in North America was mainly due to the full year consolidation of Tractebel LNG North America (formerly Cabot LNG), and to the acquisition of the ONES minority interests.

The increase in our revenues from Asia & Oceania was mainly due to the full year consolidation of the Sithe Energy subsidiaries in Thailand.

Segment profit

EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.

Energy

	2001			2000(2)
	Revenues	2001/2000 change in %	EBITDA(1)	Revenues		EBITDA(1)
	(€ millions)
Energy Total	26,374	34.7	4,331	19,586	(2)	3,958

(1)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.
(2)	2000 figures for Energy and Environment (SELS) have been restated to reflect the reclassification of Lydec activities in Morocco from Energy to Environment (SELS)

Revenues from the energy sector increased by 34.7% to €26,374 million in 2001, from €19,586 million in 2000, reflecting mainly the following factors:

•	increased Tractebel Electricity & Gas Europe revenues, which increased 41.6% from €10,183 million in 2000 to €14,424 million in 2001, due to:

•	€3,188 million resulting from increased trading activity levels in Europe, confirming the key role played by Electrabel in this sector; and

•	€706 million resulting from increased gas revenues due to a 27% increase in average prices as a result of U.S. dollar and oil prices market trends, and to stable sales volumes.

•	increased Tractebel Electricity & Gas International revenues, which increased 37.8% from €2,880 million in 2000 to €3,970 million in 2001, due to:

•	the effect of acquisitions, including €555 million from the full year consolidation of Tractebel LNG North America (formerly Cabot LNG, USA), €349 million from the full year consolidation of Sithe Energy subsidiaries in Thailand, which was partially offset by a €106 million decrease in revenues due to the disposal of subsidiaries in Kazakhstan;

•	a €182 million decrease due to exchange rate fluctuations resulting primarily from the depreciation of the Brazilian real (- €184 million) and Korean won (- €31 million), offset in part by the appreciation of the U.S. dollar (€42 million); and

•	organic growth of 15.5%, including a €261 million increase in revenues from Tractebel Energia (formerly Gerasul) in Brazil and €53 million increase in revenues from Hanjin City Gas in Korea, both as a result of price and volume increases.

•	a 22.3% or €1,457 million increase in revenues from Energy Services to €7,980 million from €6,523 million in 2000, mainly due to:

•	changes in group structure and the scope of consolidation resulting in an increase of €1,116 million including €482 million from the consolidation of Axima Winterthur (formerly Sulzer Infra) over five months, and €386 million from the consolidation of GTI over four months; and

•	organic growth of 5.4% including a €236 million increase in revenues from Elyo both in the United States and in Europe, and to a lesser extent a €94 million increase in revenues from Fabricom Group.

EBITDA from Energy increased by 9.4% to €4,331 million in 2001 from €3,958 million in 2000. This increase is due primarily to:

•	changes in the scope of consolidation amounting to €229 million, primarily relating to Sithe, Tractebel LNG North America (formerly Cabot LNG), Electrabel Nederland, GTI, Axima Winterthur (formerly Sulzer Infra), and Energy Saarlorlux;

•	negative foreign exchange effects amounting to €103 million due mainly to the depreciation of the Brazilian real, partially offset by the appreciation of the U.S. dollar; and

•	an increase in EBITDA from ongoing activities in the amount of €247 million as a result of high levels of activities and prices from our Brazilian facilities.

Environment

	2001			2000
	Revenues	2001/2000 change in %	EBITDA	Revenues		EBITDA
SELS	12,348	5.1	2,575	11,744		2,401
SEIS	3,026	14.6	549	2,641		546
Environment Total(1)	15,374	6.9	3,124	14,385	(2)	2,947

(1)	In June 2002, the Group announced its plan to combine Water and Waste Services businesses into a single Environment division. The new organization within the Environment division has been divided between Suez Environment Local Services (SELS) and Suez Environment Industrial Services (SEIS).
(2)	2000 figures for Energy and Environment (SELS) have been restated to reflect the reclassification of Lydec activities in Morocco from Energy to Environment (SELS).

Suez Environment Local Services (SELS)

SELS revenues increased by €604 million to €12,348 million in 2001 from €11,744 million in 2000. This increase is mainly due to:

For Water services

•	a €367 million increase in revenues from water management activities (Ondeo Services), mainly due to:

•	a €272 million increase of international revenues primarily in Spain, Chile and Columbia; and

•	a €96 million increase in revenues generated in France due to both the development of waste water treatment activities and an increase in services to industrial companies;

•	a €46 million increase in revenues from turnkey engineering activities (Ondeo Degrémont) due to growth in the European municipality market (registered orders for 2001 were up 31% or €968 million).

For Waste services

•	organic growth of €106 million in France and Belgium, and growth in Spain and in The Netherlands due to new contracts.

EBITDA from SELS activities increased by €174 million to €2,575 million in 2001 from €2,401 million in 2000. This increase is mainly due to:

•	for Water Services to a €132 million growth in EBITDA from Ondeo Services’ international subsidiaries, mainly in Spain and South America; and

•	for Waste Services to changes in scope of consolidation amounting to €66 million. These changes in Group structure were partially offset by negative foreign exchange effects of €12 million; and lower prices for landfill disposal in the UK, and lower paper prices in Germany and to a lesser extent in France and Belgium (on average the price of paper declined approximately 50% in these countries between 2000 and 2001).

Suez Environment Industrial Services (SEIS)

SEIS revenues increased by €385 million to €3,026 million in 2001 from €2,641 million in 2000 despite economic slowdown in the United States. This increase is mainly due to the acquisition by Ondeo Nalco in June 2001 of the ONES minority interest (water treatment and process chemicals for the petroleum industry). Another positive impact was the first contribution of OIS for €80 million.

EBITDA from SEIS activities remained stable at €549 million compared to €546 million in 2001 despite the difficult economic climate in the United States in the second half of 2001.

Other

	2001			2000
	Revenues	2001/2000 change in %	EBITDA(1)	Revenues	EBITDA(1)
Other Total	611	(5.4)	283	646	510

(1)	EBITDA represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to the Financial Statements.

Communication

Revenues from communications increased by 2.9% to €611 million, from €594 million in 2000, due to:

•	a 15.7% or €43 million increase in revenues from M6, due to an increase in advertising revenues and revenues from diversified activities;

•	partially offset by an 11% or €32 million decrease in cable revenues contribution (Noos, Coditel, Codenet), despite the TV/Internet product offer, due to the change in the consolidation method of Noos, which is now accounted for under the proportional consolidation method.

EBITDA from Communication increased by 16% to €90 million in 2001 from €78 million in 2000, mainly due to an increased contribution from TPS of €10 million due to increased subscriber numbers.

Other

EBITDA from other activities decreased by 55.4% to €193 million in 2001, from €432 million in 2000, due primarily to:

•	a €63 million decrease in the contribution to EBITDA from our equity stake in Fortis, which amounted to a contribution to net income of €293 million in 2001 compared to €364 million in 2000, due to the combined effects of a decrease in Fortis’ net income in 2001, and a lower percentage ownership as a result of a partial disposal of our shareholding;

•	a €62 million decrease in the contribution to EBITDA from Vinci, which was deconsolidated from May 1, 2001, following the disposal of our shares in this company; and

•	a €92 million decrease in the contribution from our capital investment subsidiary SI Finances.

Other income statement items

Other Income

Other income remained stable compared to 2000, increasing by €8 million, to €1,774 million in 2001 from €1,766 million in 2000.

Operating Expenses

Our operating expenses increased by 25% or €7,392 million to €36,971 million in 2001, from €29,579 million in 2000. The increase is due primarily to:

•	an increase of 51% or €5,343 million in purchases and changes in inventory due to the high volume of fuel purchases related to trading activities, and to an increase in oil and gas purchasing prices for the Energy division; and

•	an increase of €2,000 million due to changes in group structure, mainly due to the full year consolidation of Tractebel LNG North America (formerly Cabot LNG) and of Sithe subsidiaries in Thailand, and to the entry into the scope of consolidation of Axima Winterthur (formerly Sulzer Infra).

Depreciation, Amortization and Provisions

Depreciation, amortization, and provisions increased by 2.4% to €3,099 million in 2001 from €3,026 million in 2000.

Operating Income

As a result of the revenues and expenses mentioned above, operating income increased by 7.6% to €4,064 million in 2001 from €3,778 million in 2000.

Financial Income (Loss)

Financial loss increased by 29.4% or €286 million to €1,258 million in 2001, from €972 million in 2000. This increase in financial loss is primarily due to :

•	an increase in interest expenses by 8.4% or €126 million due to:

•	an increase in our outstanding debt of €1,569 million to €33,761 million as of December 31, 2001 from €32,192 million as of December 31, 2000, as a result of acquisitions in the second half of 2000;

•	partially offset by a decrease in average interest rates to 4.78% in 2001 from 5.95% in 2000;

•	a decrease in other financial income by 34.6% or €131 million partly due to the downturn in equity markets.

Exceptional Income (Loss)

In 2001, exceptional income was €826 million compared to €569 million in 2000. Capital gains amounted to €1,646 million and related primarily to the sale of Vinci (€298 million), TotalFinaElf (€165 million) and Fortis (€100 million) securities, the dilution gain recognized on the regrouping of Suez and France Telecom cable activities resulting in a decrease in our stake in Noos (€310 million), capital gains from the SES exchange (€138 million), and the impact of the conversion of AXA bonds into equity securities (€256 million).

Net other exceptional expenses totaled €820 million in 2001 and primarily comprise write-downs of long lived assets of €361 million, restructuring plan costs of €199 million, and exceptional exchange losses, net of reversal of corresponding provisions for emerging country risk, of €336 million (of which €314 million results from the effects of the Argentine peso devaluation).

Income Tax

Income tax increased to €722 million in 2001, from €663 million in 2000. Our effective tax rate remains slightly below 20% due to the absence of capital gains tax in Belgium and the reduced tax rates in France. As of December 31, 2001, we had €3,089 million in tax loss carry forwards, 70% of which expire in 2007 and thereafter.

Share in Income of Companies Accounted for under the Equity Method

Income of companies accounted for under the equity method decreased by 35% in 2001 to €334 million from €512 million in 2000, primarily due to:

•	a decrease of €71 million in Fortis’ contribution to €293 million in 2001 from €364 million in 2000, due to a decrease in Fortis’ net income and a decrease in our shareholding; and

•	a decrease of €92 million in Vinci’s contribution to €13 million in 2001 from €105 million in 2000, resulting from the removal of Vinci from the scope of consolidation on May 1, 2001.

Goodwill Amortization

Goodwill charges increased by 15% to €423 million in 2001, from €368 million in 2000. This increase is primarily due to the consolidation of the following acquisitions: GTI and Axima Winterthur (formerly Sulzer Infra) (€8.5 million), ONES (€11 million) and several Tractebel acquisitions (€20 million).

Minority Interests

Minority interests decreased €201 million to €735 million in 2001 from €936 million in 2000, and to 26% of total net income before minority interests in 2001 from 32.8% in 2000. This decrease is mainly due to net income contributions decreases from South American subsidiaries and notably Aguas Argentinas due to foreign exchange losses resulting from the Argentine peso devaluation.

Net Income

As a result of the factors discussed above, our net income increased by 8.7% to €2,087 million in 2001 from €1,919 million in 2000.

B.    Liquidity and Capital Resources

The following table sets forth certain cash flow items for 2000 through 2002:

	Year ended December 31,
	2002	2001	2000
	(€ millions)
Cash flow from operating activities	4,827	5,403	4,888
Cash flow used in investing activities	(3,201)	(4,332)	(9,090)
Cash flow from financing activities	1,720	(889)	3,132
Effect of changes in group structure & exchange rates	(357)	(18)	747

Net increase (decrease) in cash	2,989	164	(323)

We believe that our cash flow from operating activities (€4,827 million in 2002), authorized credit facilities and commercial paper backup lines (€6,855 million as of December 31, 2002) and our cash and marketable securities positions (€8,539 million as of December 31, 2002) will be sufficient to cover our current and anticipated liquidity requirements for the next 12 months. However, we may decide to borrow additional amounts from banks or to issue new debt securities to investors to maintain our level of unused available credit lines.

Cash Flow from Operating Activities

Our cash flows from operating activities decreased 10.7% from €5,403 million in 2001 to €4,827 million in 2002, after increasing from €4,888 million in 2000 to €5,403 million in 2001. Cash flow from operating activities includes gross cash flow which amounted to €4,857 million in 2002, and changes in working capital requirements which amounted to €30 million in 2002. The decrease of €576 million in cash flows from operating activities between 2001 and 2002 is mainly due to the increase in our total operating working capital cash flows which contributed €509 million to this decrease.

Our gross cash flow remained stable compared to 2001, increasing by 0.8%, to €4,857 million in 2002, from €4,817 million in 2001. Excluding changes in Group structure and exchange rate fluctuations, gross cash flow increased 5.8%, mainly due to the impact of lower financial expenses.

The contribution of the different businesses to gross cash flow is as follows:

	Year ended December 31,		Change in %
	2002	2001
	(€ millions)
Energy	3,193	3,297	(3.2)
Environment	1,837	1,729	6.3
Other	(173)	(209)	17.2

Group total	4,857	4,817	0.8

Reconciliation of segment profit and gross cash flow:

Year ended December 31, 2002
(€ millions)
Segment profit	7,254
Dividends received from equity investees less related share in consolidated current income	(33)
Net cost of borrowings	(1,239)
Net payment of exceptional expenses, excluding capital gains	(615)
Income tax expense	(363)
Other	(147)

Gross cash flow	4,857

Working capital requirements increased €30 million overall.

The increase in operating cash flows between 2000 and 2001 by €515 million is partly due to growth in our gross cash flow resulting from changes in group structure (principally GTI, SITA Sveridge and Axima Winterthur, formerly Sulzer Infra), which contributed €67.4 million to this increase.

Cash Flow used in Investing Activities

Our cash flows used in investing activities was €3,201 million in 2002, and amounted to €4,332 million in 2001 and €9,090 million in 2000.

Financial investments for 2002 and 2001 included:

•	€1,268 million in 2002, including acquisitions of minority interests in controlled subsidiaries (Tractebel for €218 million, Electrabel for €180 million, Ondeo Services UK for €234 million, Teris for €65 million, Eurawasser in Germany for €38 million), and the development of international projects in the Energy (€280 million) and Water (€240 million) sectors.

•	€3,432 million in 2001, including GTI (€335 million), Axima Winterthur (formerly Sulzer Infra, €251 million), the acquisition of further interests in the Sithe subsidiaries, Electrabel and Finoutremer (€559 million) in the Energy division, the buy-out of Northumbrian (€70 million) and ONES (€340 million), minority interests in the Water division and FirstMark Communications (€231 million) in the Communication division.

Our asset disposal program generated divestments in 2002 including sales of consolidated entities amounting to €1,115 million, concerning Elia (€184 million), two cogeneration units in Thailand (€95 million), various Tractebel Installation-Maintenance and Elyo subsidiaries (€115 million), Adeslas (€87 million), Château d’Eau (€143 million), Coficem (€160 million) and TPS (€133 million). Finally, net security portfolio sales by the Group totaled €470 million and related primarily to the sale of Iberdrola (€700 million), Scottish Power (€130 million), Acesa (€160 million), Axa (€160 million), Arcelor (€84 million) and TotalFinaElf (€260 million) securities, to the purchase of Acea (€240 million), Gas Natural (€209 million) and Union Fenosa (€106 million) securities, and to the subscription to the LD COM share issue in the amount of €200 million.

The continuation of our non-core asset disposal program generated divestments in 2001 of €3,128 million, including sales of equity investments in Vinci (€847 million), Fortis (€402 million), Hidrocantabrico (€329 million) and USCC (€111 million). Disposals of non-core assets was €2,640 million in 2000.

Cash Flow from Financing Activities

Financing activities accounted for positive cash flows of €1,720 million in 2002, negative cash flows of €889 million in 2001, and positive cash flows of €3,132 million in 2000. Dividends paid in 2002 and associated tax credits generated a total cash outflow of €1,646 million in 2002, compared to €1,569 million in 2001. Loan repayments and new loans secured generated a net cash inflow of €3,383 million, compared to €549 million in 2001 and €4,056 million in 2000. Net purchases of treasury stock totaled €145.2 million in 2002, compared with net purchases of €53.1 million in 2001 and net purchases of €235.8 million in 2000.

The main financing operations of the year were carried out by GIE Suez Alliance, including two bond issues totaling €2.3 billion. Suez Finance also issued treasury notes and contracted new Euro Medium Term Notes for a total amount of €1.1 billion . Northumbrian Water Finance PLC launched a £250 million bond issue in December 2002. At the end of the year, the Group performed several security monetization operations (sales of securities under repurchase agreements and similar agreement) for a total of €1.1 billion. These operations do not impact net debt.

Our outstanding borrowing and long-term debt increased by 2.3% to €34,545 million in 2002 compared to 4.9% to €33,761 million in 2001 and included mainly bonds amounting to €14,801 million in 2002 (€12,502 million in 2001), and bank loans amounting to €12,707 million in 2002 (€13,729 million in 2001). It increased by 4.9% to €33,761 million in 2001 from €32,192 million in 2000. Short-term debt represented 38.8% of our total debt in 2002 and 29.9% in 2001.

Net debt as of December 31, 2002

Net debt (after deduction of marketable securities, cash and cash equivalents, total of all amounting to €8,539 million at December 31, 2002, €5,751 million at December 31, 2001 ) amounted to €26,006 million at the end of 2002, compared to €28,009 million at the end of 2001. In 2002, changes in consolidation scope and methods led to a decrease in net debt of €138 million and exchange rate fluctuations generated a reduction of €2,315 million, half of which is related to the U.S. dollar denominated debt.

The debt/equity ratio increased, nonetheless, from 134% at the end of 2001 to 165% at the end of 2002, primarily as a result of exchange rate fluctuations (Argentine peso, Brazilian real and to a lesser extent the US dollar) which affected the level of shareholders’ equity.

Net debt was denominated 49% in EUR, 34% in USD, and 13% in GBP, after considering the impact of exchange rate instruments, and is 70% fixed rate (compared to 66% as of December 31, 2001), after taking into account the effect of interest rate instruments. The average maturity of net debt is 4.5 years.

The average annual cost of debt is 4.9% in 2002, after taking into account the effect of financial instruments. The debt spot average rate is 4.5% as of December 31, 2002, after considering the effect of financial instruments.

Our main issuances in 2002 were:

•	On February 20, 2002, GIE Suez Alliance launched a €1,250 million bond issue, redeemable on February 20, 2009 and paying interest of 5.50% on each issued bond with a nominal value of €1,000. One million bonds were initially offered at a price equal to 99.73% of the nominal value, offering a yield to maturity of 5.55%, followed by a further 250,000 bonds at a price equal to 98.70% of the nominal value and offering a yield to maturity of 5.73%.

•	On April 26, 2002, GIE Suez Alliance launched a €800 million floating-rate bond issue, redeemable on October 27, 2003 and paying quarterly interest of 3 months Euribor plus 0.10% on each issued bond with a nominal value of €1,000.

•	On November 26, 2002, GIE Suez Alliance launched a €300 million fixed rate bond issue, redeemable on November 26, 2012 and paying interest of 5.50% on each issued bond with a nominal value of €1,000.

•	In addition, Suez Finance SA launched several issues under the €2,000 million Euro Medium Term Notes program in 2002. As of December 31, 2002, amounts outstanding under this program with respect to Suez Finance SA totaled €1,163 million.

•	On December 30, 2002, Northumbrian Finance launched a £250 million bond issue, repayable in full on April 2, 2033 and bearing interest at a rate of 5.625%. This bond issue is guaranteed by the operating entity Northumbrian Water Ltd, rated A- by Standard & Poor’s and Fitch.

•	As part of the active management of its security portfolio, the Group contracted a number of repurchase agreements and similar (see Note 10). As of December 31, 2002, bank borrowings relating to these operations totaled €1,070 million.

Liquidity and Contractual Commitments

The following table represents an estimate of our contractual obligations as of December 31, 2002 impacting future cash outflows of the Group. This estimate encompasses Group gross borrowings and, among the off-balance sheet commitments described in Note 20, operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

	Payments in
	< 1 year	1 to 5 years	> 5 years	Total
	(€ millions)
Net debt(1)	4,857	11,061	10,087	26,005
Operating leases	158	399	681	1,238
Irrevocable purchase commitments	1,574	1,111	495	3,180
Other long-term commitments	207	541	1,656	2,404

(1)	Net debt represents debt net of marketable securities and cash and cash equivalents. For a quantification of debt, marketable securities, cash and cash equivalents see our consolidated balance sheet

We also have additional customary procurement contracts. For other off balance sheet commitments see Note 20.3 of our consolidated financial statements.

Capital expenditures totaled €4,158 million in 2002, compared to €4,391 million in 2001 and €4,567 million in 2000, and were incurred 53% by the Energy businesses and €43% by the Environment businesses (47% and 34% in 2001 in the Energy and Water businesses, respectively). At December 31, 2002, our commitment for capital expenditures was approximately €3,929 million total. These commitments related mainly to the construction of various power generation facilities and purchase of equipment including turbines, natural gas power stations, cogeneration installations and incinerators (€1,646 million) and capital expenditures under certain concession contracts (€2,283 million). We review on a regular basis our liquidity needs for the next 12 months. We anticipate that any liquidity needs will be covered by our operating cash-flows, sales of marketable securities and new credit facilities. We expect to enter into new credit facilities and divest some marketable securities in order to meet our future liquidity requirements, including the planned redemption of any outstanding notes.

At the end of 2002, we had available authorized credit facilities and treasury note back-up lines totaling €6,855 million (€5,934 million as of December 31, 2001).

The Group is called on, primarily to finance technical installations or production capacity, but also to finance or refinance its development, and to organize numerous bank facilities, the availability and withdrawals of which are sometimes contingent on compliance with financial ratios. These ratios are generally adapted to the repayment schedule of such facilities and, as such, can cover a wide range of account headings. The most common ratios generally concern the coverage of financial costs by EBITDA (segment profit) or EBIT of the borrowing entity or coverage of borrowings (or its servicing) by shareholders’ equity, cash flow or EBITDA

(segment profit) of the borrowing entity. The level and definition of these ratios, also known as financial covenants, are set in conjunction with lenders in a prospective manner, and can be re-negotiated during the life of these facilities in order to maintain, current withdrawals and more generally their full availability. As of December 31, 2002, the Group was in compliance with all applicable covenants.

We have contracted committed credit facilities with a number of major banks to ensure liquidity for the operations and development of the Group. While the unused portion of these facilities is currently adequate, the utilization of some of them is subject to financial covenants. A deterioration of our financial condition could lead to breach of these covenants, limit our capacity to draw under these facilities and therefore reduce the financial flexibility of the Group. Some of the credit facilities also include cross default clauses. In this case, should a material subsidiary default under one of its payments, the usage of the facilities would be restricted or impossible, which would also negatively affect the financial flexibility of the Group.

Suez’s credit lines do not subordinate the availability of bank lines to the credit ratings awarded by rating agencies, other than in the highly specific case of securitization programs (see Note 11.2: Trade accounts and notes receivable). Similarly, the terms and conditions of bonds issued by Suez on the capital markets are not linked to financial ratios.

Suez and certain subsidiaries senior secured or unsecured debt securities are currently rated by Standard and Poor’s Investor Services or Moody’s Rating Services. On January 24, 2002 S&P, and on February 1, 2002, Moody’s respectively assigned A- and A2 ratings to GIE Suez Alliance, our financing subsidiary. These ratings were assigned a negative outlook by Moody’s on February 3, 2003 and by Standard & Poor’s on May 23, 2003.

Currency Fluctuations

Although we derive the majority of our revenues (74%) and incur most of our expenses in countries that are members of the Euro zone, the net impact of currency fluctuations in 2002 on sales was a decrease of €1,526 million, mainly due to the devaluation of the Argentine peso and to a lesser extent to devaluations of the Brazilian real and the US dollar.

Our foreign exchange risk related to long-term assets and cash flows denominated in non-euro currencies is hedged, if possible, through the provision of financing in the same currency. As a result, we maintain a portion of our financing in U.S. dollars and pounds sterling, reflecting our business in these currencies. At December 31, 2002, our consolidated U.S. dollar denominated debt amounted to 28% of our total consolidated gross debt, while our pound sterling denominated debt amounted to 10% of our consolidated gross debt. We can adjust the amount of U.S. dollar denominated debt as needed using our available long-term multi-currency revolving credit lines.

With respect to the foreign exchange risk in markets outside North America and Europe, we reduce when possible our risks through contractual price adjustments negotiated in concession contracts, U.S. dollar denominated contracts, and increasing the local portion of our costs. We may also use derivative instruments such as foreign currency swaps, forward contracts or collars. We may also hedge our exposure related to firm commitments either by entering into specific insurance policies, such as contracts with Compagnie Française d’Assurance pour le Commerce Extérieur, an insurance company that caters to the needs of French companies investing in or doing business outside of France or by using forward contracts. In addition, we hedge estimated cash flows related to forecasted investments and divestments using firm or option contracts. We do not enter into forward foreign currency exchange contracts for trading purposes.

Our main protection against currency fluctuations is also the inclusion, when possible, in our international contracts of clauses that link the prices to the U.S. dollar rate in order to minimize our exposure to local currency fluctuations as our related debt obligations are generally denominated in U.S. dollars. As a consequence, we may be affected by fluctuations in the U.S. dollar/euro exchange rate or by adverse changes in foreign currency exchange rates, such as the devaluation of the Argentine peso in 2002 when the contractual clauses above mentioned are not enforceable or when financial instruments were not implemented.

As indicated in Note 2 to the consolidated financial statements, the Argentine subsidiaries of the group recorded an exceptional charge of €500 million at December 31, 2002 (Group share) due to the impact of the Argentine peso devaluation primarily on the debt denominated in US dollars on the basis of an Argentine peso to USD exchange rate of 3.37 to 1. Our exposure to the carrying devaluation will depend on the outcome of negotiations with lenders in order to seek a remedy to the default situation under the loans. See “Item 3. Risk Factors” and “Item 5. Principal Trends in our Business”

Inflation

We operate in, and receive payments in the currencies of certain countries with historically high levels of inflation, such as Latin America and Asian countries. This risk is generally covered by contractual clauses that enable us to revise our prices, on negotiated dates, to take inflation into account. Inflation has not had a material effect on our results of operations during the periods presented.

With the devaluation of the Argentine peso, inflation has increased in Argentina. Although this country has not yet been classified as a hyper inflationary economy, this may affect our operations in this country, depending on the results of the renegotiation of our concession agreements. The impact on our future results remains uncertain.

U.S. GAAP

We prepare our financial statements in accordance with French GAAP, which differs in certain important respects from U.S. GAAP as discussed in Note 26 to the Consolidated Financial Statements. The individual differences discussed in Note 26 describe the main adjustments to the French GAAP Consolidated Financial Statements that include Electrabel as a consolidated subsidiary. Although Suez owns 45.3% of the capital stock of Electrabel, a publicly traded company in Belgium, and exercised a majority of the votes at the last three annual shareholders’ meetings, which demonstrates effective control and allows for consolidation under French GAAP, those circumstances are not sufficient to consolidate under U.S. GAAP. The effects of accounting for Electrabel under the equity method as well as the effects of other U.S. GAAP adjustments are included in the condensed U.S. GAAP data presented in Note 27 to the Consolidated Financial Statements. Equity method investee disclosures for Electrabel including condensed financial data are provided in Note 28.

The following paragraphs describe the impact on operating income of accounting for Electrabel under the equity method, reclassifications between French and U.S. GAAP, and adjustments between French and U.S. GAAP. For a more detailed description of the impact on net income and shareholders’ equity, see Notes 26 and 27 to the Consolidated Financial Statements.

2002

Our U.S. GAAP operating income totaled €226 million (€3,482 million lower than under French GAAP) for the year ended December 31, 2002.

Electrabel.    If Electrabel were accounted for under the equity method in our French GAAP financial statements, we would have reported revenues of €33,458 million (€12,632 million less than under French GAAP) for the year ended December 31, 2002. Our operating income with Electrabel as an equity method investee would have been €2,534 million (€1,174 million less than under French GAAP) for the year ended December 31, 2002.

Proportionately Consolidated Joint Venture.    Operating income from proportionately consolidated joint ventures has been reclassified as income from equity method investments under U.S. GAAP, which has decreased U.S. GAAP operating income by €426 million in 2002.

Reclassification between French GAAP and U.S. GAAP.    All transactions classified as exceptional income under French GAAP have been classified as operating income under U.S. GAAP, except the following transactions which have been classified as non-operating income under U.S. GAAP:

•	Gains and losses from disposals and provisions related to decrease in value of financial assets such as marketable securities and equity method investments amounting to (€793) million in 2002.

•	Exceptional foreign currency exchange losses related primarily to debt held in emerging countries of €442 million in 2002.

Adjustments between French and U.S. GAAP

•	A decrease of €599 million in 2002 due to additional goodwill impairment charges recorded under U.S. GAAP in accordance with SFAS 142.

•	A decrease of €188 million due to the elimination under U.S. GAAP of the gains associated with the sale and lease-back arrangements of buildings.

Adoption of SFAS 142, Goodwill and Other Intangible Assets.    Beginning in 2002 goodwill and assets with indefinite lives are no longer amortized under US GAAP. Rather they are tested annually for impairment. Upon adoption, we ceased amortizing pre-existing goodwill with a net book value of €12,345 million at December 31, 2001, reclassified €127 million of intangible assets to goodwill, identified reporting units as defined by SFAS 142, allocated all assets (including goodwill) and liabilities to those reporting units, established procedures for impairment testing of the goodwill balances and performed transitional impairment testing on the goodwill as of January 1, 2002. Goodwill was, and will be for future acquisitions, allocated to the reporting units whose assets and liabilities were acquired in the business combination that resulted in the goodwill and to reporting units that will benefit from the acquisition.

If the carrying value exceeds the fair value of a reporting unit, thus indicating a possible impairment, we perform the second step of the impairment test, which requires us to allocate the fair value to the assets and liabilities of the reporting unit using a methodology consistent with the application of the purchase method. Any excess of fair value over the fair value of net assets is compared to the allocated goodwill. If the allocated goodwill exceeds the residual fair value, an impairment charge equal to the difference is recognized.

We will perform our annual impairment test during the last quarter of the year which allows the group to utilize the most current information possible in its analysis. The transitional impairment test did not result in any impairment; however, during the second half of the year we recorded impairment charges of €242 million and €488 million in the SELS and other sectors (communication subsidiaries) in addition to goodwill impairments already recorded under French GAAP due to differences in carrying values.

2001

Our U.S. GAAP operating income totaled €1,008 million (€2,633 million lower than under French GAAP) for the year ended December 31, 2001.

Electrabel.    If Electrabel were accounted for under the equity method in our French GAAP financial statements, we would have reported revenues of €31,921 million (€10,438 million less than under French GAAP) for the year ended December 31, 2001. Our operating income with Electrabel as an equity method investee would have been €2,925 million (€1,139 million less than under French GAAP) for the year ended December 31, 2001.

Proportionately Consolidated Joint Ventures.    Operating income from proportionately consolidated joint ventures has been reclassified as income from equity method investments under U.S. GAAP, which has decreased U.S. GAAP operating income by €458 million in 2001.

Consolidation of FirstMark Communication France under U.S. GAAP decreased operating income of €57.3 million in 2001.

Reclassification between French GAAP and U.S. GAAP.    All transactions classified as exceptional income under French GAAP have been classified as operating income under U.S. GAAP, except the following transactions which have been classified as non-operating income under U.S. GAAP:

•	Gains and losses from disposals of marketable securities (available for sale) amounting to €762 million in 2001 have been recorded as other income under U.S. GAAP.

•	Gains and losses from sales of a partial interest in investments accounted for using the equity method amounting to €504 million have been recorded as other income under U.S. GAAP.

•	Exceptional foreign currency exchange losses related primarily to debt held in emerging countries of €336 million in 2001.

In addition, the following reclassifications have been made:

•	Amortization of goodwill that are not components of operating income under French GAAP have been reclassified as operating income under U.S. GAAP for €423 million in 2001.

Adjustments between French and U.S. GAAP.

•	A decrease of €232 million in 2001 primarily due to the elimination of the gain on the dilution of our interest in Suez Lyonnaise Telecom.

•	Additional amortization expense of goodwill has been recorded under U.S. GAAP for an amount of €109 million in 2001.

•	A decrease of €381 million related to the elimination of certain releases of provisions primarily related to emerging countries risk recorded under U.S. GAAP.

Recent U.S. Accounting Pronouncements

SFAS 143.    In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143) which is effective for years beginning after June 15, 2002, which will be the Group’s fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Group is finalizing the impact of SFAS 143 on the earnings and financial position of the Group, which is not expected to be significant.

SFAS 146.    In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Group will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 could result in the Group recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

SFAS 148.    In December 2002, the FASB issued FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to Note 28.6 for disclosures related to stock based compensation. The Group intends to continue to account for stock-based compensation under U.S. GAAP based on the provisions of APB Opinion No. 25.

FIN 45.    In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Refer to Note 20.3 for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is currently assessing what the impact of FIN 45 will be on the results of operations, financial position and cash flows.

FIN 46.    In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”)”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. FIN 46 is effective beginning January 1, 2004. The Group is currently assessing what the impact of FIN 46 will be on its financial position, results of operations, and cash flows.

SFAS 149.    In April 2003 the FASB issued FASB Statement No. 149 (SFAS 149), «Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities». The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements.

SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.

The Group will adopt the provisions of SFAS 149 on July 1, 2003. However, it does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

SFAS 150.    In May 2003 the FASB issued FASB Statement No. 150 (“SFAS 150”), «Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity». SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

The Group is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

C.    Research and Development, Patents and Licenses

Research and Development

We have committed and expect to continue to commit in the future, a material portion of resources to research and development. We focus our research and development effort on the water and to a lesser extent on the energy and the waste sectors. In 2002, 2001 and 2000, we spent approximately €126 million, €130 million and €225 million (includes technical assistance costs), respectively, on research and development. These investments primarily benefited the Group’s 12 technology centers. We expect to continue investing at least 0.3% of our sales per year in research and development.

Energy.    In 2002, we spent approximately €66 million on research and development relating to our energy business. In electricity production and distribution, our efforts were focused on cutting edge energy quality control and management. In energy services, our focus was on environmental impact control and management. We also made investments to improve application of emerging technologies to enhance energy yields, optimizing and introducing preventive maintenance techniques for energy installations, and developing industrial applications for renewable energy sources.

Environment.    In 2002, we spent approximately €60 million for research and development on water and waste services. Research projects conducted by the Group’s engineers aim to improve the quality of customer services as well as the reliability of treatment stations and cover the entire water cycle, including the protection of water resources, drinking water production and supply, waste water collection, treatment, recycling and applying molecular biology technologies to water analysis. For water they also cover use of advanced technologies for analysis and management of scale formation, corrosion and microbiology in industrial water and development of new process for water treatment in petroleum industry. In waste services we focused our efforts on improving recycling of wastes and the landfill technologies.

See also “Item 4.B Innovation Policy”.

D.    Trend Information

See “Item 8.B Significant Changes”.

ITEM 6. DIRECTORS,	SENIOR MANAGEMENT AND EMPLOYEES

A.    Members and Functions of the Board of Directors and Management

The following sets forth the names of the current members of the Board of Directors, their position, age, dates of appointment and the expiration of their current term.

	Age	First appointment	Most recent appointment	Expiration of current term	Address
Gérard Mestrallet Chairman and Chief Executive Officer	54	June 15, 1994	2001	2005	Suez, 16 rue de la Ville l’Evêque, 75008 Paris

Jean Gandois Vice-Chairman	73	June 25, 1986	2001	2005	Suez, 16 rue de la Ville l’Evêque, 75008 Paris

Albert Frère Vice-Chairman	77	June 19, 1997	2001	2004	Groupe Bruxelles Lambert, avenue Marnix 24, B-1000 Brussels

Antonio Brufau* Director	55	April 25, 2003	2003	2007	Caixa, Diagonal 621/629, E-08828 Barcelona

Gerhard Cromme* Director	60	June 14, 1995	2001	2004	ThyssenKrupp AG, August-Thyssen Strasse 1, D-40211 Düsseldorf

Etienne Davignon Director	70	August 3, 1989	2001	2004	Société Générale de Belgique, 30 rue Royale, B-1000 Brussels

Paul Desmarais Jr Director	48	April 14, 1998	2001	2005	Power Corporation of Canada, 751 Square Victoria, Montreal, Quebec H2Y 2J3

Lucien Douroux* Director	69	September 7, 1993	2001	2005	Banque de Gestion Privée Indosuez, 20 rue de la Baume, 75008 Paris

Jacques Lagarde* Director	65	June 14, 1995	2003	2007	1314 Arch Street, Berkeley, CA 94708, USA

Anne Lauvergeon* Director	43	May 5, 2000	2003	2007	Areva, 27/29 rue Le Peletier, 75009 Paris

	Age	First appointment	Most recent appointment	Expiration of current term	Address

Jean Peyrelevade Director	63	June 22, 1983	2001	2004	Crédit Lyonnais, 19 Boulevard des Italiens, 75002 Paris

Felix G. Rohatyn* Director	75	May 4, 2001	2001	2004	Rohatyn Associates LLC, 30 Rockfeller Plaza Suite 5000, New York, NY 10020, USA

Jean-Jacques Salane Director	51	April 26, 2002	2002	2006	Lyonnaise des Eaux Pays basque 15, avenue Charles Floquet BP 8 7, 64202 Biarritz Cedex

Lord Simon of Highbury* Director	63	May 4, 2001	2001	2005	53 Davies Street, London W1K 5JH, UK

Secretary of the Board of Directors: Patrick Billioud

*	Non-Executive Directors, as defined in the Bouton Report of 2003 on Corporate Governance: “A director is considered “non-executive” when he/she has no relations of any kind with the Company, its group or its management, which could impede the free exercise of his/her judgment”. Based on the criteria of the Bouton report, the Board of Directors designated its non-executive directors as of March 5, 2003.

BIOGRAPHICAL INFORMATION CONCERNING DIRECTORS

Gérard Mestrallet, French national.

A graduate of the French engineering school, Polytechnique, and the National School of Administration (ENA), Gérard Mestrallet joined Compagnie de Suez in 1984 as Vice-President, Special Projects. In 1986 he was appointed Executive Vice-President Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de Suez and then, in June 1997, Chairman of the Suez Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of Suez.

Certain other directorships and positions: Chairman of Société Générale de Belgique and Tractebel (Belgium), Vice-Chairman of Aguas de Barcelona and Hisusa (Spain), Director of Crédit Agricole SA, Saint-Gobain (France), Pargesa Holding SA (Switzerland) and Electrabel (Belgium), Member of the Supervisory Board of Axa and Taittinger.

Mr. Gérard Mestrallet holds 30,410 Suez shares. He chairs the Strategy Committee and attends, as Chairman of the Board of Directors, meetings of the Compensation and Nomination Committee (except for matters concerning him personally).

Jean Gandois, French national.

A graduate of the French engineering schools, Polytechnique and Ponts et Chaussées, Jean Gandois has occupied the positions of Chief Executive Officer of Société des Aciéries de Lorraine and Wendel-Sidelor and Chairman of Sollac, Rhône-Poulenc, Péchiney, Cockerill Sambre and Conseil National du Patronat Français (CNPF), now MEDEF. Vice-Chairman of the Suez Lyonnaise des Eaux Supervisory Board since June 19, 1997, he was appointed Chairman on June 1, 2000. On May 4, 2001 Jean Gandois was appointed Vice-Chairman of the Suez Board of Directors.

Certain other directorships and positions: Director of Danone, Eurazeo, Institut Curie, Vigeo (France), Société Générale de Belgique (Belgium), Air Liquide Espagne and Air Liquide Italie, Member of the International Advisory Board of Textron (USA).

Mr. Jean Gandois holds 5,005 Suez shares. He is Chairman of the Compensation and Nomination Committee and Vice-Chairman of the Strategy Committee.

Albert Frère, Belgian national.

After holding a number of positions in his family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981 in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert.

Certain other directorships and positions: Honorary manager of Banque Nationale de Belgique, Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert (Belgium), Chairman of the Board of Directors of PetroFina, Frère-Bourgeois, ERBE (Belgium), Vice-Chairman and Executive Director of Pargesa Holding SA (Switzerland), Chairman of the Supervisory Board of Metropole Television M6 (France), Director of LVMH (France), Member of the International Advisory Board of Power Corporation of Canada, Member of the International Committee of Assicurazioni Generali S.p.A. (Italy).

Mr. Albert Frère holds 2,000 Suez shares. He is a member of the Strategy Committee.

Antonio Brufau, Spanish national.

Mr. Brufau holds an economics degree from the University of Barcelona, and is a chartered accountant and graduate of the IESE. After having exercised various functions at Arthur Andersen, he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. As of 1988, he was Senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona “la Caixa”. In January 1999, he was appointed President & Chief Executive Officer of the “la Caixa” Group.

Certain other directorships and positions: Chairman of Gas Natural, President & Chief Executive Officer of the “la Caixa” Group, President of Hodefi (France), President of Fundació Barcelona Digital, Director of Repsol-YPF, Aguas de Barcelona, Acesa, Inmobiliara Colonial, Enagas, CaixaHolding (Spain), CaixaBank France, CaixaBank Andorra.

Mr. Antonio Brufau holds 2,000 Suez shares. He is a member of the Audit Committee.

Gerhard Cromme, German national.

Mr. Gerhard Cromme has a doctorate in Law and several diplomas in economics (Münster, Lausanne, Paris and Harvard Universities). He joined the Saint-Gobain Group in Germany in 1971 before joining the Krupp Group in 1986. Mr. Cromme is a Commander of the Legion of Honor.

Certain other directorships and positions: Chairman of the Supervisory Board of ThyssenKrupp AG (Germany), Member of the Supervisory Board of Allianz AG, Axel Springer Verlag AG, E.ON AG, Ruhrgas AG, Siemens AG and Volkswagen AG (Germany), Director of Deutsche Lufthansa AG (Germany) and BNP Paribas (France).

Mr. Gerhard Cromme holds 2,000 Suez shares. He is a member of the Audit Committee and the Compensation and Nomination Committee.

Etienne Davignon, Belgian national.

Mr. Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985) and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and since then Vice-Chairman

Certain other directorships and positions: Chairman of Compagnie Maritime Belge, Compagnie des Wagons-Lits, Sibeka and Palais des Beaux-Arts (Belgium), Vice-Chairman of Société Générale de Belgique, Umicore, Petrofina, Fortis, Tractebel (Belgium) and Accor (France), Director of Pechiney (France), Sofina SA, Solvay SA, Recticel, Sidmar (Belgium) and Gilead (USA), Member of the Supervisory Board of BASF (Germany).

Mr. Etienne Davignon holds 18,170 Suez shares. He is a member of the Ethics, Environment and Sustainable Development Committee and the Compensation and Nomination Committee.

Paul Desmarais Jr, Canadian national.

Mr. Paul Desmarais Jr studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration. In 1984 he was named vice-president of Corporation Financière Power, a company that he helped set up. He became President of that company in 1990. Mr. Desmarais was named President and co-CEO of Power Corporation du Canada in 1996.

Certain other directorships and positions: Chairman of the Board of Directors and Joint head of Management of Power Corporation of Canada, Chairman of the Board of Directors of Corporation Financière Power (Canada), Vice-Chairman of the Supervisory Board and member of the Strategy Committee of Imérys (France), Director and member of the Management Committee of Great-West (life insurance company), Great-West Lifeco Inc. (Canada), Great-West Life and Annuity Insurance Company (USA), London Life (life insurance company), London Insurance Group Inc., Groupe Investors Inc. (Canada), Groupe Bruxelles Lambert (Belgium), Pargesa Holding SA (Switzerland) and Power Corporation of Canada, Director of Corporation Financière Power, Gesca Ltée, La Presse Ltée, Les Journaux Trans-Canada Inc.(Canada) and, TotalFinaElf (France), Member of the International Committee, Board of Directors and the Verification Committee of INSEAD, Chairman of the International Advisory Board of HEC Business School (Canada), Chairman of the Advisory Committee of Private Equity Partners Europe (France).

Mr. Paul Desmarais Jr holds 2,000 Suez shares. He is a member of the Compensation and Nomination Committee.

Lucien Douroux, French national.

Mr. Lucien Douroux is a graduate of the National School of Engineering and Technology (Conservatoire National des Arts et Métiers). He is an Officer of the Legion of Honor and Commander of the National Office of Agricultural Merit. He has previously held positions as Director General of the Caisse Régionale de Crédit Agricole Mutuel de Paris et Ile-de-France (1976-1993), Director General of the Caisse Nationale de Crédit Agricole (1993-1999) and as President of the Supervisory Board of Crédit Agricole Indosuez (1999-2001). He is President of the Banque de Gestion Privée Indosuez since 1991.

Certain other directorships and positions: Chairman of Banque de Gestion Privée IndoSuez, Chairman of the Supervisory Board of Fonds de Garantie des Dépôts, Vice-Chairman of Wafabank (Morocco), Director of Bouygues and Euris.

Mr. Lucien Douroux holds 3,220 Suez shares. He is a member of the Strategy Committee and the Audit Committee.

Jacques Lagarde, French-U.S. dual national.

Mr. Jacques Lagarde is a graduate of the French business school, HEC, and of the Harvard University Advanced Management Program. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA), Chairman of the Management Board of Braun AG (Germany) and Executive Vice-President of The Gillette Company (USA).

Certain other directorships and positions: Advisor to the Chairman of Braun GmbH (Germany), Director of Eukarion Inc. (USA).

Mr. Jacques Lagarde holds 4,500 Suez shares. He is the Chairman of the Ethics, Environment and Sustainable Development Committee and a member of the Strategy Committee.

Anne Lauvergeon, French national.

A graduate of the French engineering school Mines and Ecole Normale Supérieure, Mrs. Lauvergeon is a qualified science teacher. After starting her career in the iron and steel industry, Anne Lauvergeon joined CEA in 1984 and then took over responsibility for the administration of the Greater Paris area sub-stratum (1985-1988). In 1990, she joined the office of the French President and the following year was appointed Deputy General Secretary. Appointed Partner-Manager of Lazard Frères et Cie in 1995, she joined the Alcatel Group two years later before being appointed Chair of Cogema in June 1999. On July 3, 2001 she was appointed Chair of the Areva Group Executive Board.

Certain other directorships and positions: Chair of the Executive Board of Areva, Chair of the Board of Directors of Cogema, Vice-Chair of the Supervisory Board of Sagem SA, Director of TotalFinaElf.

Mrs. Anne Lauvergeon holds 3,050 Suez shares. She is a member of the Strategy Committee and the Ethics, Environment and Sustainable Development Committee.

Jean Peyrelevade, French national.

A graduate of the French engineering school, Polytechnique, and the Paris Institut of Political Studies (IEP), Mr. Jean Peyrelevade successively occupied the positions of Chairman of Compagnie de Suez, Banque Stern, UAP and then Crédit Lyonnais.

Certain other directorships and positions: Chairman of Crédit Lyonnais, Chairman of the Supervisory Board of Clinvest, Director of Bouygues, Crédit Agricole SA, LVMH (France), Société Monégasque de l’Electricité et du Gaz (Monaco) and Power Corporation of Canada, Member of the Supervisory Board of Lagardère Groupe.

Mr. Jean Peyrelevade holds 3,515 Suez shares. He is the Chairman of the Audit Committee and a member of the Strategy Committee.

Felix G. Rohatyn, U.S. national.

After a secondary education in France and further education in the United States, Mr. Felix G. Rohatyn joined Lazard bank in New York in 1948 and became Chief Executive Officer and then Partner in 1961. He left the bank in 1997 to take up the position of US ambassador to France. He left this post in December 2001 and founded Rohatyn Associates LLC in April 2001. Mr. Felix G. Rohatyn is a Commander of the Legion of Honor.

Certain other directorships and positions: Chairman of Rohatyn Associates LLC, Member of the Council on Foreign Relations and the American Academy of Arts and Sciences, Member of the Board of Directors of Fiat S.p.A. (Italy), LVMH, Groupe Lagardère and Publicis Groupe SA (France), Chairman of Aton Pharma Inc. (USA), Trustee of the Center for Strategic & International Studies (USA).

Mr. Felix G. Rohatyn holds 2,000 Suez shares.

Jean-Jacques Salane, French national.

After having trained as an accountant, Mr. Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. From 1990-1996, he was a member of the Board of Directors of Lyonnaise des Eaux, where he represented the Workers’ Council.

Certain other directorships and positions: CGT union representative, Union representative on the Biarritz Workers’ Council since 1996, Union representative on the Lyonnaise des Eaux Workers’ Council since 1996, Union representatives on the Suez Group Workers’ Council since 1996, President of the Spring Funds French Supervisory Board.

Mr. Jean-Jacques Salane holds 2,000 Suez shares.

Lord Simon of Highbury, British national.

Lord Simon of Highbury has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. He joined British Petroleum in 1961 where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon of Highbury entered the House of Lords in 1997.

Certain other directorships and positions: Member of Advisory Board of L.E.K. Consulting, Member of European Advisory Board of Morgan Stanley Dean Witter (Europe), Advisory Director of Unilever plc, Director of Britain in Europe, Member of the Supervisory Board of Volkswagen Group (Germany), Member of the International Advisory Council of Fitch and Fortis, Chairman of the Board of Trustees of Cambridge Foundation, Trustee of Hertie Foundation, Member of the Advisory Council of The Prince’s Trust.

Lord Simon of Highbury holds 2,000 Suez shares. He is a member of the Compensation and Nomination Committee.

B.    Board Practices

Article 15 of our bylaws defines the powers of the Board of Directors:

“The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary.”

Reaffirming its commitment to rules of corporate governance, the Board of Directors adopted organic regulations in May 2001 and a Director’s Charter in January 2002. These documents provide the Board with the channels and means necessary to operate efficiently, while serving the interests of Suez and its shareholders, and set with full transparency the rights and obligations of Directors. These documents are available at the Company’s registered office and on its web site: www.suez.com.

In addition, the Suez’s Ethics Charter and related documents, notably the “Confidentiality and Privileged Information” guide, are applicable to its Directors. As stipulated in these documents, Directors, in particular, are prohibited from trading in Suez securities or the securities of any of its listed subsidiaries during financial statement preparation and approval periods, defined as commencing the month preceding the date of the Board of Directors meeting held to approve the annual and half-year financial statements and terminating two days after this meeting. This limitation is complemented for Directors by Article 8 of the Directors’ Charter, which requires Directors to seek and obtain the advice of the Suez General Counsel (Secrétaire Général) before transacting or having a transaction carried out by a third party in the securities of Group companies.

Article 5 of the Director’s Charter provides regular evaluations of the Board of Directors’ performance by a non-executive Director. In its meeting of September 4, 2002, the Board of Directors asked Jacques Lagarde to evaluate the performance of the Board of Directors and its sub-committees. Jacques Lagarde reported to the Board of Directors on his evaluation on January 8, 2003.

The evaluation was performed based on a questionnaire completed by each Director.

This procedure will be repeated every two years and the points identified to improve the functioning of the Board of Directors will be implemented.

Pursuant to Article 11 of our bylaws, all Directors must hold at least 2,000 Suez shares throughout their term of office.

The Board of Directors meets as often as the interests of the Company require and at least four times a year. It met seven times during fiscal year 2002 and the overall attendance rate was 87%.

Directors receive directors’ fees based on attendance, which were set during the General Meeting of April 26, 2002 at an aggregate of €800,000 per annum for fiscal year 2002 and all subsequent fiscal years until a new decision is taken.

Pursuant to the recommendation of the Compensation and Nomination Committee, the Board of Directors meeting of the same day set the following compensations:

Director

• Fixed portion	EUR 35,000	per year
• Variable attendance-related portion	EUR 2,000	per meeting

Sub-Committee Chairman

• Fixed portion	EUR 15,000	per year
• Variable attendance-related portion	None, given that the Board considers that a sub-committee meeting cannot be held in the absence of its Chairman

Sub-Committee Members

• Fixed portion	EUR 7,000	per year
• Variable attendance-related portion	EUR 1,000	per meeting

Directors who assume executive functions and Jean-Jacques Salane, Group employee, do not receive any directors’ fees.

On this basis, the following directors’ fees were paid for the fiscal year 2002:

Jean Gandois	:	EUR	71,000
Albert Frère	:	EUR	46,000	(*)
Gerhard Cromme	:	EUR	66,000	(*)
Etienne Davignon	:	EUR	66,000	(*)
Paul Desmarais Jr	:	EUR	56,000	(*)
Lucien Douroux	:	EUR	61,000
Jacques Lagarde	:	EUR	71,000	(*)
Anne Lauvergeon	:	EUR	63,000
Jean Peyrelevade	:	EUR	69,000
Felix G. Rohatyn	:	EUR	50,667	(*)
Lord Simon of Highbury	:	EUR	47,000	(*)
José Vilarasau	:	EUR	43,000	(*)

(*)	before deduction of 25% withholding tax due in respect of directors’ fees paid to directors not resident in France.

Total directors’ fees distributed in fiscal year 2002 amounted to €709,667, compared to €490,719 in fiscal year 2001.

Sub-Committees of the Board of Directors

Our Board of Directors has established Strategy, Audit, Ethics, Environment and Sustainable Development, and Compensation and Nomination Committees

The Strategy Committee is chaired by Gérard Mestrallet. Its role is to analyze and discuss our strategic objectives as submitted for the Board of Directors’ approval.

The Audit Committee chaired by Jean Peyrelevade is responsible for reviewing the interim and annual financial statements and presenting its contents to the Board of Directors. It is also in charge of examining organic and external control procedures to ensure that they appropriately cover all areas at risk.

The Ethics, Environment and Sustainable Development Committee, chaired by Jacques Lagarde, is responsible for ensuring compliance with the individual and collective values that underpin our activities, and the rules of conduct which each individual employee is required to apply. It is also responsible for considering the best means to conduct projects in accordance with standards of environmental responsibility and sustainable development.

The Compensation and Nomination Committee, chaired by Jean Gandois, submits recommendations to the Board of Directors regarding the nomination and remuneration of members of the Board of Directors as well as regarding the appointment of directors and officers of the principal subsidiaries in each of our business segments.

Under certain circumstances, internal regulations of Suez S.A. (accord d’entreprise interne) allow generally that we grant executive officers (cadres dirigeants supérieurs) of Suez S.A. grants, including executive officers who are members of the Board of Directors, a departure bonus (prime de départ) in an amount up to 18 months of salary.

Executive Committee

The Chairman has established an Executive Committee. The Executive Committee examines, at the request of the Chairman and Chief Executive Officer, strategic, development and organizational issues concerning the Group.

As of June 25, 2003, members of the Executive Committee are as follows:

Gérard Mestrallet	Chairman and Chief Executive Officer

Jean-Pierre Hansen	Senior Executive Vice-President, Chief Operating Officer

Yves-Thibault de Silguy	Senior Executive Vice-President in charge of International Affairs and Institutional Relations

Patrick Buffet	Senior Executive Vice-President in charge of Business Strategy and Development

Gérard Lamarche	Executive Vice-President, Chief Financial Officer

Jérôme Tolot	Executive Vice-President, Operational Assistance

Dirk Beeuwsaert	Executive Vice-President in charge of Electricity and Gas International (E.G.I)

Willy Bosmans	Executive Vice-President in charge of Electricity and Gas Europe (E.G.E.)

Christian Maurin	Executive Vice-President in charge of Environment Industrial Services (S.E.I.S.)

Jacques Petry	Executive Vice-President in charge of Environment Local Services (S.E.L.S.)

Valérie Bernis	Executive Vice-President in charge of Communications

Emmanuel van Innis	Executive Vice-President, Human Resources

The following have the right to attend Executive Committee meetings:

Patrick Ouart	General Secretary

Henry Masson	Group Senior Vice President for Organization and Central Services, Chief Risk Officer

The following is a summary of the business experience of the members of our Executive Committee, who are not also members of our Board of Directors.

Jean-Pierre Hansen was named Chief Executive Officer of Electrabel in 1992. In 1999, he became Chairman of the General Management Committee and Chief Executive Officer of Tractebel. Jean-Pierre Hansen has been a member of the Executive Board of Suez Lyonnaise des Eaux since May 2000. In May 2001 he was appointed General Manager of Suez, in charge of the Energy Division. Since January 2003, he is Senior Executive Vice-President, Chief Operating Officer of Suez.

Certain other directorships and positions: Chief Executive Officer of Tractebel, Chairman of the Board of Directors of Distrigas, Distrihold SA, Electrabel and Fluxhold, Regent of Banque Nationale de Belgique, Vice-

Chairman of Federation of Enterprises in Belgium, Director of Fluxys, Groupe Fabricom, Ondeo, Société Générale de Belgique, Tractebel Espana, Tractebel Inc. and Arcelor, Member of the Supervisory Board of Commission Bancaire et Financière.

Yves-Thibault de Silguy, former European Commissioner, joined the Executive Board of Suez Lyonnaise des Eaux in May 2000. In May 2001 he was appointed Senior Executive Vice President of Suez. In February 2002 his responsibilities for International Affairs and Corporate Relations were extended to European Affairs and development of the Suez businesses in China. Since March 2003, he is Senior Executive Vice-President in charge of International Affairs and Institutional Relations.

Certain other directorships and positions: Chairman of the Board of Directors of Sino French Holdings, President of Société Polynésienne d’Eau et d’Assainissement and of Calédonienne des Eaux, Director of Ondeo, Degrémont, Suez Environnement, Vinci, Société Générale de Belgique, Electricité et Eau de Calédonie, Socif 4, Electricité de Tahiti, Marama Nui, Unelco Vanuatu et Sadet, Member of the Supervisory Board of Elyo, Métropole Télévision M6 et Sofisport.

Patrick Buffet joined the Suez Group in 1994 as a member of the management committee and director of industrial holdings and strategy of Société Générale de Belgique. In February 1998, he was appointed Senior Executive Vice President with responsibilities for the Suez Group’s development and strategy. In May 2001, he was appointed Senior Executive Vice President of Suez in charge of Business Strategy, Development and Acquisitions. Since March 2003, he is Senior Executive Vice-President in charge of Business Strategy and Development.

Certain other directorships and positions: Director of Société Générale de Belgique, Tractebel, Louis Dreyfus Communications, Commissariat à l’Energie Atomique “CEA” and Suez Lyonnaise Telecom, Member of the Supervisory Board of Areva, CDC-IXIS and Astorg Partners.

Gérard Lamarche joined Société Générale de Belgique in 1988 as controller. In 1991 he was appointed to the Strategy directorate. In 1995 he joined Compagnie de Suez and in 1997 he was named Executive Vice President of Planning, Controlling and Accounting of Suez Lyonnaise des Eaux. In March 2000 he was named Executive Vice President and CFO of Ondeo Nalco. Since February 2003, he is Executive Vice President and Chief Financial Officer at Suez.

Certain other directorships and positions: Director of Tractebel and Director of Ondeo Nalco Company.

Jérôme Tolot joined the Suez Lyonnaise des Eaux Group which later became Suez in 1982. In 2000, he was appointed Director and Senior Executive Vice President for the central functions of the Vinci group. In February 2002, he was named Chairman and Chief Executive Officer of Sita and became Executive Vice President of Suez. Since January 2003, he is Executive Vice President, Operational Assistance of Suez.

Certain other directorships and positions: President of the Supervisory Board of Elyo, Director of Suez Environnement and Groupe Fabricom.

Dirk Beeuwsaert has spent his career until 2000 within the Electrabel group, after joining Intercom in 1971. He is member of the General Management Committee of Tractebel in charge of Electricity and Gas International since May 2000 and Chief Executive Officer of Tractebel Electricity and Gas International. In January 2003, he was appointed Executive Vice-President of Suez, in charge of the Electricity and Gas International business line.

Certain other directorships and positions: Chairman, President and CEO of Tractebel Inc., Chairman of Tractebel North America Inc., Vice-Chairman of Tractebel Bahamas LNG Ltd, Director of Bowin Power Company Ltd, Cogeneration Public Company Ltd, Glow/H-Power Company Ltd, Industrial Water Supply Company Ltd, Industrial-Power Company Ltd, MTP Cogeneration Co Ltd, Operation Power Services Company Ltd, Thaï Cogeneration Company, Tractebel Energia SA.

Willy Bosmans started his career in 1972 with Ebes, which later became Electrabel. Since March 1999, he is a member of the General Management Committee of Tractebel, in charge of Electricity and Gas Europe and in that capacity Chief Executive Officer of Electrabel and of Distrigas. In January 2003, he was appointed Executive Vice President of Suez, in charge of the Electricity and Gas Europe business line.

Certain other directorships and positions: Chief Executive Officer of Distrigas and Electrabel, Chairman of CGEE-BCEO, Chairman of the Board of Directors of CPTE and Electrabel Nordic, Director of AceaElectrabel, Distri Re, Electrabel Italiana, Elia Asset, Elia System Operator, Energie du Rhône, Fluxys, Tractebel, Cedegel and Eurelectric, Member of the Supervisory Board of Electrabel Deutschland AG, Electrabel Nederland Holding BV and Electrabel Nederland SA.

Christian Maurin joined Banque Sofinco as Chief Executive Officer in 1985 and became its Chairman in 1991. In 1996, he was appointed Chairman of the board of management of Banque Indosuez, and in 1998 was named Chairman and Chief Executive Officer of Degrémont SA. In 2000 he was named Chairman and Chief Executive Officer of Ondeo Nalco Company and in January 2003 became Executive Vice President of Suez Environment Industrial Services.

Certain other directorships and positions: Chairman and Chief Executive officer of Ondeo and Ondeo Nalco Company, Director of S.I. Finance, Degrémont American Holding Inc., Ondeo Nalco North America Inc. and OIS Corporate.

Jacques Petry has spent his entire career within the Lyonnaise des Eaux Group which later became Suez. From September 1996 to February 2001, he was Chairman and CEO of Sita. He was appointed Executive Vice President of Suez, in charge of Waste Services, on May 4, 2001. In February 2002, he was appointed Chairman and CEO of Ondeo, in charge of the operational management of the Water Division and Senior Executive Vice President of Suez. In January 2003, he was appointed Chairman and Chief Executive Officer of Suez Environment Local Services, in charge of Water and Waste Services.

Certain other directorships and positions: Chairman and CEO of Suez Environment and of Rivolam, Chairman of Ondeo Nalco Company, Chairman of the Supervisory Board of Sita Nederlands Holding B.V., Director of Ondeo Degrémont, Société des Eaux de Marseille, OIS Corporate, Aguas de Barcelona, United Water Resources, Ondeo de Puerto Rico, Northumbrian Water Limited, Lyonnaise Europe Plc and Ondeo Services UK Plc.

Valérie Bernis was Special Press Advisor in the French Ministry of Economics, Finance and Privatization from 1986 until 1988. In 1988 she took up the position of Senior Vice President Communications at Cerus. From 1993 until 1995 she was in charge of communications and press for the Prime Minister. In December 1995 she was appointed Senior Vice President of Communications of Compagnie de Suez. In June 1997 she became Senior Vice President Financial Communication and Special Advisor to the President of the Executive Board of Suez Lyonnaise des Eaux. Since May 2001 she is Executive Vice President in charge of Communications of Suez.

Certain other directorships and positions: Chairman and Chief Executive Officer of Paris Première, Director of Société Générale de Belgique, Member of the Supervisory Board of Métropole Télévision (M6), Permanent Representative of Suez Nov Invest on the Board of Directors of SAIP (Libération).

Emmanuel van Innis had several key functions in his career, starting at Intercom in 1971 and then with Electrabel when the former merged to form Electrabel in 1990. He became a member of Tractebel’s General Management Committee in 1996, where he was General Manager Corporate Administration, Finance and Controlling. He became a Director of Tractebel in 1997. In March 2003, he was appointed Executive Vice President in charge of Human Resources of Suez.

Certain other directorships and positions: Chairman of the Board of Directors of Aquinter SA, Chairman and Chief Executive Officer of CEF SA, Cocetrel SA, Groupe Fabricom, Insutrel SA and Telfin SA, Vice-Chairman of the Board of Directors of Electrabel, SN Airholding SA, Tractebel Espana SA and Reva SA, Director of Distrigas, Distrihold SA, Fluxhold SA, Société Générale de Belgique, Inec SA, Niesa SA, Nobema SA, Pensiobel ASBL, SN Airholding II SA, SN Brussels Airlines (DAT) SA, Seinsa SA, Suez University SA, Tractebel Inc., Tractebel SA, Lithobeton, Neil and Federation of Entreprises in Belgium, Member of the Supervisory Board of Electrabel Nederland SA, Elyo SA and GTI SA.

Central Management Committee

In March 2003, a central management committee was formed. It is consulted on matters submitted to the Chairman and Chief Executive officer or Board of Directors for decision. With the exception of the heads of EGI, EGE, SEIS and SELS, all members of the Executive Committee are members of the Central Management Committee. Additional Members are Patrick Ouart, Henry Masson, Christelle Martin (Senior Vice President for Planning and Control) and Michel Sirat (Senior Vice President for Financial Operations, Tax, Treasury).

Strategy Committee Report

The Strategy Committee met twice during 2002. It considered the proposed combination of the Water and Waste Services divisions and the situation in Argentina, as well as optimizing our financial position and its level of indebtedness together with the cost reduction programs. During the second meeting held on November 15, the Committee prepared the Group 2003-2004 action plan. This was then discussed at the Strategy Committee meeting of January 7, 2003 and presented to the Board of Directors on January 8, 2003.

Audit Committee Report

The Audit Committee met four times during 2002. François Jaclot, Director and Senior Executive Vice-President during that period and the Auditors attended all meetings.

The Audit Committee concentrated particularly on the following issues during 2002:

1.    Financial statement review

In addition to the half-year and annual financial statements and due to our listing on the New York Stock Exchange since September 18, 2001, the Committee examined the reconciliation of our financial statements adjusted in accordance with US GAAP and the financial statements presented in accordance with French GAAP.

2.    Impact of the Argentinean crisis

In accordance with the policy defined by the Group in response to the Argentinean crisis, the Committee examined the expenses recorded in the consolidated financial statements (€200 million as of December 31, 2001 and €500 million as of June 30, 2002).

3.    Auditor independence

The Committee examined the rules and practices governing relations with our Auditors.

It noted the split between fees paid in respect of the audit engagement and fees remunerating specific assignments.

It asked the Group to distinguish between audit and consulting functions of its Auditors and only to engage the Auditors for consulting purposes where the assignments concerned required intimate knowledge of the accounts.

4.    Self-Evaluation

The Committee looked into strengthening its role. It took the following decisions:

•	increase the number of its members from 3 to 4,

•	launch reviews of specific areas, performed by competent Group teams, with the potential support of external experts for validation.

5.    Internal Audit activity report

The Committee listened to a presentation by the head of Group Internal Audit reporting on past assignments and presenting his program.

The Committee insisted on the need to carry out joint audit assignments in all divisions. It asked that a management warning system be implemented alerting of any major risks identified within the Group.

6.    Changes in the corporate governance of listed companies

The Committee examined the impact of the Sarbanes-Oxley Act and the Bouton Report on the Audit Committee and in particular:

•	the independence of its members,

•	the implementation of a procedure to enable executives (Chief Executive Officer and Chief Financial Officer) to sign, under the best possible circumstances, the certifications required under the Sarbanes-Oxley Act in relation to the annual report filed with the Securities and Exchange Commission.

7.    Reporting of energy trading activities

The Committee reviewed once again the energy trading activities of the Group, together with their objectives, relevant indicators and the various levels of existing control.

8.    IAS project

The Committee took note of the measures taken by the Group to ensure that it will be able present its financial statements in accordance with IAS at the required time.

Based on the current schedule, the 2005/2004 consolidated financial statements should be drawn up in accordance with three different standard bases: French GAAP, US GAAP and IAS.

9.    Group liquidity position and banking covenants

The Committee examined our liquidity position, both with regards to confirmed lines of credit and debt repayment schedules.

Audit Fees

The following table sets forth audit and other fees paid to members of audit firms by Suez in 2002:

	Ernst & Young		Deloitte Touche Tohmatsu
	Jan. 1, 2002 to Dec. 31, 2002 Amount	%	Jan. 1, 2002 to Dec. 31, 2002 Amount	%
	(In thousands of EUR)
Audit
Statutory audit, certification, review of individual and consolidated financial statements	12,032	92	14,624	77
Incidental assignments	214	2	539	3
Sub-total	12,246	94	15,163	80
Other services, where appropriate:
Legal, tax, employee-related	265	2	1,091	6
Consulting	0	0	800	4
Other	504	4	1,980	10
Sub-total	769	6	3,871	20
TOTAL	13,015	100	19,034	100

Ethics, Environment and Sustainable Development Committee Report

The Ethics, Environment and Sustainable Development Committee met twice during 2002. A report on these meetings was presented by the Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical measures within the Group in order to ensure their correct implementation and their contribution to maintaining the high standards and reputation of the Group, its subsidiaries and affiliated companies.

In particular,

The Committee monitored the implementation of a multi-annual program entitled “Ethics and core values,” designed to provide a framework for the many corporate initiatives within the Group aimed at better ensuring the exercise of Suez financial, social and environment responsibilities. A veritable ethical control panel, this program keeps the Board well informed, enabling it to better fulfill its role. A detailed report of results was presented to the Committee by the Group’s Ethics Manager during the Committee meeting of January 8, 2003.

As each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group’s principal subsidiaries to confirm their company’s compliance with the Group’s Ethical Charter during the last year.

The Committee spent a substantial part of its meetings examining measures taken in order to reduce the impact of Group activities on the environment. Jean-Pierre Hansen and Jacques Petry reported to the Committee on the relevant policies implemented in Tractebel and Sita. It was also kept informed of drafting procedures for the Suez “Sustainable Development” report and ways of strengthening the quality of information presented therein.

The Committee presented a Directors Charter to the Board of Directors which it approved on January 9, 2002.

The Chairman, Jacques Lagarde, and Sir Frederick Holliday chaired on May 30 and 31, 2002 respectively, one day each of the two-day “Suez Ethics Manager Annual Conference.” This conference, held in Brussels, brought together around one hundred ethics managers and executives of Group companies.

In accordance with its role, the Committee sought to verify that the structures and procedures defined in the Suez documents were implemented by the parent Company and widely distributed.

Report of the Compensation and Nomination Committee

The Compensation and Nomination Committee met four times during 2002. It examined the proposed reorganization of both the Water and Waste Services divisions and industry services businesses and was informed of proposed appointments to high-level executive positions.

With regards to the composition of the Board of Directors, the Committee primarily examined the proposal to recommend, to the Board of Directors and then the General Meeting, the appointment of a new additional Director to represent employee shareholders. It put forward the name of Jean-Jacques Salane, who currently chairs the employee savings mutual fund (French fund). Jean-Jacques Salane was appointed to the Suez Board of Directors by the General Meeting of April 26, 2002.

In addition, a recommendation was presented to the Board of Directors to increase the number of Audit Committee members from 3 to 4. Felix G. Rohatyn was nominated and adopted by the Board of Directors meeting of April 26, 2002.

The Committee recommended that the Board retain Gérard Mestrallet as Chairman and Chief Executive Officer, after it decided to maintain the current Company management structure involving the concurrent positions of Chairman and Chief Executive Officer.

The Committee also proposed to the Board the executive officer fixed/variable compensation terms for 2002. It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee.

Finally, it proposed the terms of the 2002 stock option plan to the Board and determined the options to be allotted to executive officers.

Employee profit-sharing and incentive plans

Each year, our employees benefit from profit-sharing plans. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.

Amounts paid during the last five years were as follows:

1998	EUR	3,602,432
1999	EUR	4,258,249
2000	EUR	5,083,977
2001	EUR	552,420	*
2002	EUR	112.051

*	The marked decrease in figures from 2001 is due to the creation of a separate Water subsidiary and the resulting decrease in the number of parent Company employees.

An incentive agreement was signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.

1998	EUR	726,427
1999	EUR	658,173
2000	EUR	4,516,119
2001	EUR	642,670	*
2002	EUR	598.455

*	The marked decrease in figures from 2001 is due to the creation of a separate Water subsidiary and the resulting decrease in the number of parent Company employees.

Employee share ownership

The resolutions adopted at our Combined Shareholders Meeting of April 26, 2002 authorized the Board of Directors to increase our share capital through share issues reserved for Group employees, up to a maximum total number of shares issued not exceeding 3% of the share capital.

The subscription price for all employee beneficiaries, with the exception of US employees, was set at €21.16.

The subscription price was set at €22.49 for US employees.

54,000 employees from 30 countries subscribed to this program and a total of 12.5 million shares were issued.

As of December 31, 2002, Group employees held collectively 4% of the share capital of the Company.

Stock subscription options granted by Suez and by all companies included in the option allotment scope during fiscal year 2002, to the 10 employees (not executive officers) of the issuer or these companies holding the greatest number of options

Number of options granted	Strike price	Plan	Expiration date
553,000	EUR 17.67	11/20/2002	11/19/2012

Stock options exercised during fiscal year 2002 by the 10 Group employees (not executive officers) having exercised the greatest number of options

Number of options exercised	Strike or purchase price	Plan	Expiration date
12,500	EUR 14.79	07/15/1994**	07/14/2002
635	EUR 15.03	06/14/1995**	06/13/2003
33,000	EUR 13.90	07/24/1996**	07/23/2004
32,790	EUR 9.79	10/15/1996*	10/14/2004
20,000	EUR 17.47	11/17/1997**	11/16/2005
12,500	EUR 29.82	11/16/1998*	11/15/2006
15,000	EUR 30.22	11/15/1999*	11/14/2007

*	stock subscription options
**	stock purchase options

C.    The Employees

The total number of employees of our consolidated subsidiaries was 198,750 at December 31, 2002, compared to 188,050 at December 31, 2001.

The breakdown of the number of employees of our consolidated subsidiaries at December 31, 2002, 2001 and 2000 is as follows:

	Employees at December 31,
	2002	2001	2000
By Sector
Energy	88,800	84,400	72,600
Environment	108,950	102,500	98,950
Others	1,000	1,150	1,650

Total	198,750	188,050	173,200

	Employees at December 31,
	2002	2001	2000
By Geographical Area
France	60,550	59,300	55,920	(1)
Belgium	29,900	31,600	30,970
Other European Union countries	52,550	52,000	42,100
Other European countries	6,800	3,550	3,350	(1)
North America	17,850	10,050	10,790
South America	20,500	20,350	19,220
Asia and Oceania	6,000	6,750	6,350
Africa and Middle East	4,600	4,450	4,500

Total	198,750	188,050	173,200

(1)	The decrease in France and Other European countries is due to our sale of our shareholding in Groupe GTM.

According to the current regulations in different countries, especially in France and Belgium, various committees which represent employees meet on a regular basis. These committees are informed about and consulted on pertinent employee matters. Salaries, development of employment and working conditions are negotiated with trade unions every year.

We have not experienced any significant work disruptions or conflicts in the last few years and we consider our relationship with our employees to be satisfactory.

Human Resources Policy

In keeping with its strategy of sustainable, profitable growth, Suez has developed a Human Resources policy based on promoting the professional development of its 198,750 employees. To this end, the Group attempts to offer career possibilities designed to make the best use of each employee’s skills, no matter where they are in the world. In 2002, the Group’s Human Resources Departments published a guide for all Human Resources managers and managers of the Group entitled “Group Human Resources Guidelines”. This guide, available in six languages, contains all of the rules and professional principles that apply across the Group, and provides numerous examples of “best practices.”

Adapting to change—Managing skills

Training

Training is one means of giving all Group employees the tools they need to develop their skills and professionalism. A significantly higher percentage of personnel received training in 2002, with special emphasis on one group in particular: non-managerial staff, representing more than 80% of those who received training. The types of training delivered were divided, in order of priority, between Quality / Safety programs and technical training for specific business segments.

In 2002, more than 1,800 of the Group’s managers attended Suez University (up from 1,371 in 2001 and 880 in 2000). Two thirds of the attendees were from Europe; the remaining third was primarily from North America and Latin America.

Skills management

The year 2002 was also devoted to developing the “Leaders for the Future” program, whose purpose is to identify and support within the Group a core group of young managers who have the potential to hold key leadership positions in the future. In order to attract new talent, Suez has, among other things, increased its presence at schools through the Suez Campus program. The “Suez Center for Development and Assessment” was created for executive management as a key component of the skills management program. The Center’s mission is twofold: to support Suez job mobility policy by providing complete skill assessments, and to identify current and future development needs in order to better manage organizational change.

Job mobility

The Group’s voluntary job mobility policy offers interested employees the opportunity to develop their careers and skills in various business segments and job types. This policy is supported by various tools, including:

•	“Job News,” a monthly review that lists all positions to be filled within the Group. In 2002, Job News listed 1,287 positions, an increase of 25% in relation to 2001. These job listings are also available to employees connected to Swan, the Group’s Intranet.

•	Job Mobility Committees, which have been set up in the countries where the Group has the largest presence. They give human resource managers the ability to analyze both available positions and requests for job mobility, which can be initiated by the company or the employee.

•	“The Principles of Mobility,” a brochure available in five languages.

Social dialogue

The Group is committed to maintaining and increasing the social dialogue that is an integral part of its culture and management style. In response to legal and regulatory requirements in various countries, particularly France and Belgium, bodies representing employee interests meet on a regular basis. They are informed and consulted on various subjects relating to their specific areas, with a particular emphasis on topics that relate to the social reports drawn up by companies subject to this requirement. Negotiations are held annually with the representatives of all concerned union organizations regarding employee wages, new developments affecting employment prospects, and working conditions.

In addition to addressing legal requirements, the Suez European Work Council has formed commissions for the Water and Waste Services business segments. These commissions join the Tractebel Energy employee dialogue authority in addressing the problems faced by their particular business segments. All such bodies exist to provide clear and complete information concerning the strategic, economic, and social challenges facing the Group’s different entities.

Cross-business health / safety and training commissions have also been formed to address the social challenges faced by all of the Group’s business units. The work of the first such commission resulted in the negotiation of the Health / Safety Charter, signed by all European social partners, both management and labor, in October 2002. The second commission is now working, among other things, on enacting the commitment to life-long learning and training signed in the context of the International Social Observatory.

Health and safety

In its Health / Safety Charter, the Group explains in detail its notion of work safety according to three main themes, each of which is concerned with protecting the physical integrity of each individual.

•	Safety of facilities. This is accomplished essentially by maintaining in good condition equipment, facilities, and the different industrial processes, and by preventing industrial risks.

•	Safety of people. This is achieved by making a top priority respect for the physical integrity not only of workers on the job, but of all people affected by Group activities.

•	Safeguarding human health. Occupational diseases, which are not sudden occurrences like accidents, are prevented by paying close attention to risk factors in the work environment. Health is also an area in which mental and psychological factors play a very important role.

The constant concern for safety is deeply ingrained in the Group values of professionalism, competitiveness, and dialogue. Professionalism involves skill, expertise, and discipline. Safety is a core element of each of these requirements, and has a direct impact on profitability. Safety performance is one of the factors used to evaluate overall Group performance.

Occupational health and safety are the concern of every Group employee, no matter where they fit in the company hierarchy. This is why the Group is committed to pursuing a proactive policy of preventing occupational accidents and diseases, using a dynamic approach based on continuous improvement. This essential objective of this prevention policy is to steadily reduce the number of job-related accidents and diseases by reducing risk situations and behaviors.

Although all Group entities are clearly focused on taking preventive actions and raising awareness surrounding safety, the number of fatal accidents in 2002 was identical to that in 2001 (18). Nevertheless, greater awareness on the part of every employee and the broader reach of Group training programs are translating into a downward shift in the frequency and seriousness of job-related accidents for most activities.

Social Reporting

Suez has been using Topaz, a social reporting tool, since 1998. This tool allows the Group to collect and consolidate Human Resources and social data (for example, concerning personnel structure, wages, training, and safety) in order to develop an overall picture of the Group along with diagnostic indicators and benchmarks. Such indicators are used as an objective means of tracking our progress in implementing the Group International Social Charter. In 2002, Topaz was upgraded collaboratively by all of the Group’s units in order to meet new regulatory requirements and better adapt this tool to local social realities.

Spring

For the third time since 1999, this time against a difficult economic backdrop, a new employee stock ownership plan was launched for Group employees. Suez now has more than 106,000 employee-shareholders, representing 55% of its total work force, who together own 3.9 % of the company.

An organic link with the community

Suez’s Human Resources policy is designed to establish a quality work environment and ensure the personal and professional development of all its employees. It also plays an essential role in ensuring the Group’s integration within the communities in which it operates.

As a global services provider, Suez builds long-term relationships based on trust with its local and industrial customers. Assimilation into the host community is key to its success, particularly in the context of local service contracts, where staying power directly correlates with acceptance of Group services by the local population and other economic and social stakeholders. For this reason, Suez entities are very mindful of maintaining open dialogue with all stakeholders.

Suez incorporates the supply of services to disadvantaged populations into its service model, thereby illustrating the mutual reinforcement of its commitment to sustainable development and its profit objectives.

Indicators

The following table shows the indicators used by the Group to track implementation of its human resources and social policies. The indicator reporting perimeter is provided in parentheses.

	SELS		SEIS
	2001	2002	2001	2002
Personnel by Geographic Zone
Europe	61,914	61,268	2,747	3,451
Rest of Europe	1,526	1,282	120	132
North America	3,019	10,726	4,989	5,257
South America	18,156	18,158	1,090	958
Africa. Middle East	3,644	3,295	529	467
Asia—Oceania	3,216	2,311	1,520	1,647
TOTAL	91,475	97,040	10,995	11,912

	(100.0)%	(100.0)%	(100.0)%	(100.0)%
Distribution of Personnel by Categories of Employees
Management	6,471	7,318	3,299	7,078
Supervisors	11,574	11,068	4,398	3,416
Operators	73,430	77,807	3,299	1,303
TOTAL	91,475	96,193	10,996	11,797

	(100.0)%	(99.1)%	(100.0)%	(99.0)%
Proportion of Women in the Group
Proportion of women in staff positions	17.1%	17.2%	N/A	18.2%
	(83.3)%	(91.8)%	N/A	(95.7)%
Proportion of women in management positions	26.0%	21.3%	N/A	11.8%
	(64.5)%	(86.7)%	N/A	(96.0)%

	SELS		SEIS
	2001	2002	2001	2002
Distribution of Personnel by Type of Contract
Open-ended contracts	91.5%	92.5%	N/A	N/A
Other	8.5%	7.5%	N/A	N/A
	(81.1)%	(95.4)%	N/A	N/A
Age Distribution
- to 25	N/A	5.8%	N/A	3.4%
25 - 29	N/A	11.0%	N/A	13.3%
30 - 34	N/A	15.2%	N/A	18.6%
35 - 39	N/A	16.7%	N/A	17.6%
40 - 44	N/A	15.8%	N/A	15.8%
45 - 49	N/A	14.1%	N/A	13.9%
50 - 54	N/A	11.5%	N/A	10.7%
55 - 59	N/A	7.2%	N/A	5.1%
60 - 64	N/A	2.3%	N/A	1.3%
65 and +	N/A	0.4%	N/A	0.3%
	N/A	(76.1)%	N/A	(93.3)%

Turnover (Per Half-Year)	2001 H1	2002 H2	2001 H1	2002 H2
Turnover = number of employees leaving per half-year (excluding end of contract)/average personnel for half-year	8.2%	6.8%	N/A	5.7%
	(75.8)%	(88.4)%	N/A	(100.0)%
Compensation
Gross average worker’s salary / Gross minimum salary locally	2.6	2.4	N/A	N/A
(Minimum value)	1.0	1.0	N/A	N/A
	(60.4)%	(80.7)%	N/A	N/A
Gross average salary / Gross average salary for sector
Management	1.5	1.4	N/A	N/A
	(52.8)%	(59.8)%	N/A	N/A
Supervisors	1.4	1.5	N/A	N/A
	(66.0)%	(74.0)%	N/A	N/A
Operators	1.6	1.4	N/A	N/A
	(60.4)%	(89.2)%	N/A	N/A
Gross average worker’s salary / local cost of living	2.3	1.9	N/A	N/A
	(60.4)%	(82.7)%	N/A	N/A
Occupational Safety
Number of fatal accidents (employees)	15	15	0	0
Frequency Rate	65.53	46.42	2.32	3.47
Severity Rate	1.66	1.28	0.03	0.05
	(85.7)%	(82.8)%	(100.0)%	(100.0)%
Training
Percentage of personnel who received training	47.2	36.4	N/A	N/A
	(42.0)%	(79.5)%	N/A	N/A
% of managers and non managers among personnel trained
Managers	19.7%	9.5%	N/A	N/A
Supervisors + Operators	80.3%	90.5%	N/A	N/A
	(48.0)%	(80.0)%	N/A	N/A
Cost of training per person (€/ pers)	832.0	442.0	N/A	N/A
	(43.0)%	(79.5)%	N/A	N/A
Number of training hours per person (hr / pers)	21.0	23.4	N/A	N/A
	(42.0)%	(79.5)%	N/A	N/A
Cost of training per hour of training (€/ hr)	34.9	24.5	N/A	N/A
	(42.0)%	(79.5)%	N/A	N/A
Distribution of training hours by theme
Technical training for business segment	35.0%	30.4%	N/A	N/A
Quality. Environment. Safety	40.0%	30.1%	N/A	N/A
Languages	2.6%	7.3%	N/A	N/A
Other	22.3%	32.3%	N/A	N/A
	(50.7)%	(80.0)%	N/A	N/A

	EGE		EGI		SERVICES
	2001	2002	2001	2002	2001	2002
Suez personnel by geographic zone
Europe	18,058	16,873	45	154	59,146	60,237
Rest of Europe	509	547	—	42	1,394	4,808
North America	—	—	562	1,767	855	90
South America	—	—	1,592	1,416	—	—
Africa. Middle East	—	—	15	89	245	753
Asia—Oceania	—	—	656	1,034	1,338	1,001
TOTAL	18,567	17,420	2,870	4,502	62,978	66,889
	(100.0)%	(100.0)%	(100.0)%	(100.0)%	(100.0)%	(100.0)%
Distribution of personnel by Categories of Employers
Managers	2,732	2,714	243	697	7,748	7,940
Supervisors	3,001	2,742	642	1,204	18,827	13,289
Operators	12,834	11,964	1,985	2,601	36,403	45,134
TOTAL	18,567	17,420	2,870	4,502	62,978	66,363
	(100.0)%	(100.0)%	(100.0)%	(100.0)%	(100.0)%	(99.2)%

	EGE		EGI		SERVICES
	2001	2002	2001	2002	2001	2002
Proportion of women in the group
Proportion of women in staff positions	17.3%	19.6%	N/A	16.9%	11.6%	10.7%
	(97.6)%	(100.0)%	N/A	(100.0)%	(70.1)%	(78.5)%
Proportion of women in management positions	10.6%	13.1%	N/A	12.5%	12.7%	11.6%
	(88.6)%	(100.0)%	N/A	(100.0)%	(75.9)%	(85.8)%
Distribution of personnel by type of contract
Open-ended contracts	91.2%	92.9%	N/A	97.0%	93.5%	95.4%
Other	8.8%	7.1%	N/A	3.0%	6.5%	4.6%
	(90.3)%	(100.0)%	N/A	(100.0)%	(65.8)%	(83.6)%
Age distribution
- to 25	N/A	2.7%	N/A	5.5%	N/A	6.9%
25 - 29	N/A	6.5%	N/A	13.8%	N/A	10.5%
30 - 34	N/A	10.8%	N/A	19.7%	N/A	14.7%
35 - 39	N/A	12.2%	N/A	17.8%	N/A	16.2%
40 - 44	N/A	13.6%	N/A	16.7%	N/A	14.3%
45 - 49	N/A	14.9%	N/A	13.2%	N/A	13.4%
50 - 54	N/A	17.4%	N/A	8.2%	N/A	13.2%
55 - 59	N/A	21.1%	N/A	3.6%	N/A	9.2%
60 - 64	N/A	0.9%	N/A	1.3%	N/A	1.5%
65 and +	N/A	0.01%	N/A	0.2%	N/A	0.1%
	N/A	(100.0)%	N/A	(98.5)%	N/A	(82.4)%

Turnover (per half-year)	2001 H1	2002 H2	2001 H1	2002 H2	2001 H1	2002 H2
Turnover = number of employees leaving per half-year (excluding end of contract) / average personnel for half-year	3.9%	3.4%	4.7%	10.5%	4.7%	6.7%
	(92.1)%	(91.4)%	(94.3)%	(91.5)%	(58.8)%	(77.1)%
Compensation
Gross average worker’s salary / Gross minimum salary locally	3.5	6.0	4.8	9.0	1.9	1.6
(Minimum value)	1.7	1.7	4.8	2.0	1.1	1.0
	(91.8)%	(8.3)%	(25.5)%	(77.7)%	(8.1)%	(34.9)%
Gross average salary / Gross average salary for sector
Managers	2.0	1.9	1.7	3.2	1.3	1.0
	(81.4)%	(88.5)%	(68.3)%	(63.4)%	(21.1)%	(69.5)%
Supervisors	1.7	1.1	1.6	3.1	1.2	0.9
	(88.6)%	(8.0)%	(39.4)%	(68.9)%	(11.8)%	(61.0)%
Operators	2.5	1.9	1.1	2.3	1.4	1.1
	(91.8)%	(8.3)%	(65.5)%	(57.6)%	(8.3)%	(35.2)%
Gross average worker’s salary / local cost of living	3.6	3.6	2.1	5.2	2.3	1.6
	(91.8)%	(8.3)%	(35.5)%	(80.8)%	(8.3)%	(35.1)%
Occupational safety
Number of fatal accidents (employees)	1	1	0	1	2	1
Frequency Rate	8.70	5.68	6.79	5.96	24.26	27.25
Severity Rate	0.20	0.12	0.21	0.06	0.92	0.74
	(100.0)%	(87.6)%	(28.9)%	(31.0)%	(58.7)%	(72.2)%
Training
Percentage of personnel who received training	63.1	69.0	72.3	58.1	45.2	64.8
	(55.0)%	(89.5)%	(39.1)%	(81.3)%	(41.2)%	(46.1)%
% of managers and non managers among personnel trained
Managers	10.3%	13.6%	17.0%	8.5%	16.8%	17.0%
Supervisors + Operators	89.7%	86.4%	83.0%	91.5%	83.2%	83.0%
	(99.0)%	(89.5)%	(10.5)%	(81.3)%	(45.2)%	(46.1)%
Cost of training per person (€/ pers)	1,756.3	1,237.4	838.0	640.5	1,207.6	584.1
	(55.0)%	(89.5)%	(28.7)%	(51.7)%	(41.2)%	(41.5)%
Number of training hours per person (hr / pers)	31.5	37.2	30.5	84.5	24.6	24.0
	(55.0)%	(89.5)%	(39.1)%	(72.5)%	(41.2)%	(41.5)%
Cost of training per hour of training (€/ hr)	55.7	33.2	27.4	28.5	55.9	26.7
	(55.0)%	(89.5)%	(28.7)%	(81.3)%	(41.2)%	(41.5)%
Distribution of training hours by theme
Technical training for business segment	46.3%	7.8%	45.5%	57.7%	38.8%	51.4%
Quality. Environment. Safety	11.0%	2.1%	35.4%	5.1%	28.5%	28.6%
Languages	7.7%	1.6%	0.6%	6.4%	3.0%	3.6%
Other	35.0%	88.47%*	18.4%	30.8%	29.7%	16.4%
	(18.1)%	(89.5)%	(68.2)%	(81.3)%	(47.2)%	(46.1)%

*	The reason for this figure is the absence of training distribution figures for Electrabel.

Note 1:	The unavailability of certain data for SEIS is due to its recent arrival in the Group, as well as to the wide diversity of countries covered by Ondeo Nalco, requiring extensive work to make reporting definitions uniform.
Note 2:	All monetary data expressed in local currency have been converted to euros on the basis of the average exchange rate used by the Suez Consolidation Department.

Note 3:	In interpreting the variation in frequency rate for EGE (-30.7%) between 2001 and 2002, the different methods used to count total hours worked at Electrabel must be taken into account. For 2002, these hours were calculated on the basis of the average monthly schedule multiplied by the number of months actually worked and the average monthly staff. This calculation results in a total of 25,136,534 (or a weekly average of 39.1 hours), as opposed to 18,185,876 (or an average weekly schedule of 28.3 hours).
Note 4:	The Group was not able to provide adequate information for a significant scope of reporting concerning the organization of Group work time.
Note 5:	Due to existing legislation in some countries, employment of disabled workers cannot be presented for the Group as a whole.
Note 6:	For this item allocations to company committees and workforce representative councils are not included. In fact, the notion of “social works” (acts of benevolence) is only valid in the French context, in the sense of Law no.77-769 of July 12, 1977 relating to companies’ social reports, which defines social works as “contributions to the financing, if necessary, of company committees and workforce representative councils.” However, in order to make the data reflect a more international scope, under “social works” were included only acts of patronage in the sense of the Decree of January 6, 1989, which defines corporate philanthropy as “material support, for which no direct compensation is made by the beneficiary, to works or persons conducting activities in the public interest.” The amount in 2001 of “environmental, cultural, and community solidarity” corporate philanthropy was €8.86 million, covering 77% of Group revenues.

Methodology

The quantitative social data in this report were generated primarily by the Human Resources Department database Topaz, the Group’s data consolidation tool. After being collected, the data are processed and consolidated in accordance with clearly defined criteria and procedures.

(1) Topaz/Carat, a data consolidation software program, is used to collect, process, and report the data gathered by local legal entities of the Suez Group.

Each of these entities, including during the Human Resources Department phase, is assigned a financial consolidation method: full consolidation, proportional consolidation, or equity method. The social analyses made in this report concern full consolidation entities only, that is, companies controlled by Suez through ownership or management. As soon as a company is listed in Suez accounts as a fully consolidated company, its social data are integrated 100%, no matter what percentage of that company is owned.

(2) Social data, which are collected for all of the full consolidation companies, are defined in such a way as to establish uniform information types so that data may be tracked in a consistent manner.

(3)  Perimeter of reporting.    Each indicator is assigned a perimeter of reporting representing the percent of relevant personnel covered by the indicator (this applies to entities listed as full consolidation companies in Suez accounts).

The reason for this is that some companies may not have relayed their data, or the information relayed may be erroneous, leading to the removal such companies from the reporting scope.

(4)  Two indicator consolidation methods are used:

Aggregation, for personnel structure, staff turnover, and safety data

Weighting by personnel category, for wages and training.

(5)  Data controls are established, based on analyses of variations from one period to the next and on consistency and relevancy studies within a single country or activity.

(6)  External data used to calculate the indicators are provided by the DREE (French government Office of Foreign Economic Relations) in connection with a country data gathering contract involving its network of local foreign trade information offices. These data are supplemented, when needed, by World Bank and UNESCO statistics. DREE procedures are ISO 9000 certified.

D.    Share Ownership and Executive Officer Compensation

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and executive and salaried Directors and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer and Executive Directors:

	2002		2001
	Number of members	Total compensation	Number of members	Total compensation
	in € millions
Board of Directors	16	1.9	15	1.7
Executive Committee	13	9.1	12	10.3

The table of total compensation received by executive officers and members of the Executive Committee is presented in Note 23 to the Consolidated financial statements included in the present report.

a)    Executive compensation

As of December 31, 2002, executive management comprised the 13 members of a Management Committee.

These individuals received both fixed and variable compensation.

Changes in the fixed salary portion are linked to changes in specific situations: significant increase or change in responsibilities, adjustments necessary for reasons of internal equity or clear discrepancy with regard to the external market.

The variable salary portion seeks to compensate management’s contribution to the results of the Company and the Group. The variable salary portion paid in 2002 in respect of fiscal year 2001, was linked in whole or part to changes in EBITDA of the three main global businesses and Group net earnings per share (EPS).

Members of the Executive Committee who are not executive officers but who are responsible for an operating activity within the Group, receive a variable salary portion linked 50% to the above criteria and 50% to performance criteria specific to the performance of their own sector, both quantitative (sector results, return on capital employed) and qualitative (organization, commercial targets). For Executive Committee members who are neither executive officers nor responsible for an operating activity, the variable portion varies within certain predetermined limits, but no arithmetical formula exists.

With respect to the variable portion payable in fiscal year 2002 (paid in 2003), the reference to earnings per share was replaced by a reference to net current income per share of the three global business. The calculation method adopted for Executive Committee members who are not executive officers (Group share for those responsible for an operating activity) encompasses, for two-thirds of its amount, the two quantitative elements defined above.

The following table presents total compensation effectively paid to Executive Committee members during the fiscal year; variable compensation is paid by way of an installment system, with the balance settled the following year:

	2002	2001	2002/2001 (in %)
	(in € millions)
Gross compensation including fringe benefits
Fixed	5.8	5.7	+ 2%
Variable	3.3	4.6	- 28%
Total	9.1	10.3	- 12%
Number of Executive Committee members	13	12

The variable compensation portion represented 36% of total compensation in 2002, compared to 45% in 2001 and 38% in 2000.

Total average compensation paid to members of the Executive Committee fell from €0.86 million in 2001 to €0.70 million in 2002.

b)    Executive officer compensation

The compensation amounts presented below do not include directors’ fees.

Mr. Gérard Mestrallet, Chairman and Chief Executive Officer, received total compensation of EUR 2,270,602, including fixed compensation of EUR 1,028,029. The variable portion of EUR 1,242,573 represented 55% of total compensation.

Mr. Philippe Brongniart, Director and Vice-Chairman of the Executive Committee in 2002, received total compensation of EUR 1,075,974 including fixed compensation of EUR 628,417. The variable portion of EUR 447,557, represented 42% of total compensation.

Mr. François Jaclot, Director and Vice-Chairman of the Executive Committee in 2002, received total compensation of EUR 1,091,219 including fixed compensation of EUR 643,662. The variable portion of EUR 447,557 represented 41% of total compensation.

Due to application of the aforementioned criteria, variable compensation received in respect of fiscal year 2002 is down approximately 27% on fiscal year 2001.

Mr. Jean Gandois, Vice Chairman of the Board of Directors and Vice-President, Group Company Special Projects, received total compensation of EUR 1,150,484.86.

c)    Directors’ fees

See above, page 98.

Stock Options

Stock subscription options granted by the Company and all group companies during fiscal year 2002 to executive officers in office at December 31, 2002

	Number of options granted	Exercise price	Plan	Expiration date
Gérard Mestrallet	350,000	€17.67	11/20/2002	11/19/2012
Philippe Brongniart	125,000	€17.67	11/20/2002	11/19/2012
François Jaclot	115,000	€17.67	11/20/2002	11/19/2012

Stock options exercised during fiscal year 2002 by executive officers in office at December 31, 2002

	Number of options exercised		Exercise price	Plan	Expiration date
Gérard Mestrallet	0
Philippe Brongniart	0
François Jaclot	15,135	*	€9.79	10/15/1996	10/14/2004

*	stock purchase options

Stock Options held by members of our Board of Directors as of December 31, 2002

As of December 31, 2002, members of our Board of Directors held the following options in our shares:

Name	Number of options	Exercise Price	Plan	Expiration Date
Gérard Mestrallet	63,065	€9.79	10/15/1996	10/15/2004
	180,000	€14.47	11/17/1997	11/17/2005
	250,000	€29.82	11/16/1998	11/16/2006
	300,000	€30.22	11/15/1999	11/15/2007
	300,000	€36.41	11/28/2000	11/28/2010
	500,000	€34.51	11/28/2001	11/27/2011
	350,000	€17.67	11/20/2002	11/19/2012

Philippe Brongniart	90,000	€14.47	11/17/1997	11/17/2005
	90,000	€29.82	11/16/1998	11/16/2006
	125,000	€30.22	11/15/1999	11/15/2007
	125,000	€36.41	11/28/2000	11/28/2010
	175,000	€34.51	11/28/2001	11/27/2011
	125,000	€17.67	11/20/2002	11/19/2012

Etienne Davignon	15,135	€9.79	10/15/1996	10/15/2004
	22,500	€17.47	11/17/1997	11/17/2005
	30,000	€32.36	06/30/1999	06/30/2007
	30,000	€30.13	01/31/2000	01/31/2008
	30,000	€37.84	12/21/2000	12/20/2010
François Jaclot	90,000	€17.47	11/17/1997	11/17/2005
	90,000	€29.82	11/16/1998	11/16/2006
	125,000	€30.22	11/15/1999	11/15/2007
	125,000	€36.41	11/28/2000	11/28/2010
	175,000	€34.51	11/28/2001	11/27/2011
	115,000	€17.67	11/20/2002	11/19/2012

Total Amount of Options	3,520,700

Regulated Agreements (conventions réglementées) required to be disclosed under French law

In January 2002, we decided to participate in a debt securitization program involving debt held by several French, Belgian and Dutch Group companies totaling approximately EUR 1.2 billion. The program covered approximately 60 Group subsidiaries, organized into four sections.

The Board of Directors in their meeting of January 9, 2002 expressly authorized the agreements relating to sections 2 and 3 (Sita and Elyo and certain of their subsidiaries) of the program.

The Board of Directors in their meeting on September 4, 2002 expressly authorized the agreements relating to section 4 (involving the French, Belgian and Dutch subsidiaries of the Fabricom Group) comprising guarantees and other financial commitments.

In March 2002, Tractebel expressed its intention to join GIE Suez Alliance. The Board of Directors meeting of March 6, 2002 expressly authorized Tractebel’s membership of GIE Suez Alliance and the corresponding guarantee.

Two divestments received the prior authorization of the Board of Directors due to shared Directors:

•	Sale of 1 million Fortis Units to Société Générale de Belgique for a consideration of EUR 22.1 million, in order to centralize in Belgium all Fortis securities held by the Group. This transaction was authorized by the Board of Directors on April 26, 2002;

•	Sale by Suez of its 25% interest in TPS to TF1 and M6 for a consideration of EUR 160 million. Under the agreement, Suez will assume the transfer duties of the sale on behalf of M6. Subsequent to this transaction, TF1 and M6 held 66% and 34% of TPS respectively. This transaction was expressly authorized by the Board of Directors on September 4, 2002.

Various asset contribution transactions also received the prior authorization of the Board of Directors:

•	Contribution to LD Com by Suez of 99.99% of the share capital of FirstMark Communications France, in return for 18% of the share capital of LD Com, valued at EUR 2.29 billion. This capital contribution included a number of direct commitments in favor of LD Com and included a guarantee covering the contractual obligations of all three Suez subsidiaries involved in the transaction, including Suez Connect.

This transaction was approved by the Board of Directors on April 26, 2002.

•	Contribution to Rivolam of Sita shares by Suez and Ondeo Services shares by Ondeo. These capital contributions were made in the context of the creation of the Suez Environment Division. 99.99% of Sita share capital was contributed to Rivolam, for a consideration of EUR 4.5 billion. 99.99% of Ondeo Services shares were contributed to Rivolam for a total value of EUR 1.955 billion. These capital contributions were expressly authorized by the Board of Directors on November 20, 2002.

Finally, Suez delivered two guarantees in respect of transactions falling within the scope of Article L 225-38 of the Commercial Code:

•	The first was a parent Company guarantee granted to Capio within the context of the sale of Clininvest by SI Finance to Capio. The guarantee, unlimited in amount, expires in 2007. This transaction was expressly authorized by the Board of Directors on September 4, 2002.

•	The second guarantee was granted within the context of the sale and lease-back by Ondeo Nalco of its head office premises. Suez guarantees all Ondeo Nalco commitments, notably under the leasehold. The guarantee is unlimited in amount for the duration of the leasehold commitments and benefits from a counter-guarantee from Ondeo Nalco in favor of Suez. In addition, these two companies have signed a Participation Agreement. The Board of Directors expressly authorized the counter-guarantee and aforementioned Participation Agreement on November 20, 2002.

See also: “Related Party Transactions”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The table below sets forth certain information with respect to shareholders known to us to own a significant percentage of our shares as of December 31, 2002.

Identity of person or group	Amount of shares owned	Percent of class	Voting rights	Percentage of change in ownership since December 31, 2000
Groupe Bruxelles Lambert (GBL)	72,457,485	7.19	12.45%	(0.89)
Employee shareholders	39,846,388	3.96	4.45%	38.54
Crédit Agricole	33,095,701	3.29	5.65%	(7.66)
Caisse des Dépôts et Consignations	31,928,597	3.17	3.76%	24.25
Cogema	22,795,000	2.26	2.79%	—
CNP Assurances	16,105,936	1.60	1.42%	(0.76)
Caixa	15,500,000	1.54	1.37%	—
Treasury stock	13,314,566	1.32	—	(66.64)
Sofina	9,958,325	0.99	0.88%	(20.07)

Each holder of shares is entitled to one vote per share at any shareholders’ meeting of Suez, except that a double voting right is granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

To the best of our knowledge, as of December 31, 2002, U.S. shareholders held approximately 10%, of our outstanding shares. This figure may not be entirely accurate because we can obtain only limited information regarding the current holding of our shares in the United States.

We are not directly or indirectly owned or controlled by another corporation or by any government or other natural or legal person.

B.    Related Party Transactions

Electrabel

Certain of the Group’s subsidiaries sell gas and other services to Electrabel and its subsidiaries (collectively, “Electrabel”). In relation to these activities, the revenues recorded by the Group and subsidiaries totaled €2,021.0 million, €2,206.8 million and €1,742.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Amounts due to the Group and its subsidiaries from Electrabel related to the sales of gas and other services were €317.5 million, €356.4 million and €297.8 million as of December 31, 2002, 2001 and 2000, respectively. In 2002, Electrabel also purchased €381.9 million of gas from a Group subsidiary for its energy trading business. In addition, the Group and its subsidiaries recorded payables to Electrabel of €100.8 million, €157.4 million and €180.2 million as of December 31, 2002, 2001 and 2000, respectively.

Tractebel performs daily cash management services on behalf of Electrabel. The balance of the current account corresponds to the net position of the amounts advanced to or received from the Group by Electrabel at the period end. As of December 31, 2002, 2001 and 2000, the net balance payable of these accounts was €1,710.8 million, €1,295.7 million and €479.1 million, respectively.

Cocetrel a subsidiary of Electrabel provided long-term operating loans to Group subsidiaries totaling €1,058.2 million, €1,081.7 million and €1,382.8 million as of December 31, 2002, 2001 and 2000 respectively. Interest expense on these loans amounted to €69 million, €79.4 million and €102.3 million as of December 31, 2002, 2001 and 2000 respectively.

Electrabel borrows money from another of the Group’s subsidiaries, Belgelec Finance, in order to finance its acquisitions. As of December 31, 2002, 2001 and 2000, the Group had notes receivable due from Electrabel of €2,028.6 million, €779.5 million and €775.5 million, respectively, related to these activities. The receivables bear interest at market rates, and are due in the year 2004.

Fortis

Fortis B is one of two parent companies of Fortis, which performs banking and insurance activities primarily in Belgium and the Netherlands. As described in Note 2.2, since the unification of the Fortis security in 2001 and the launch of its listing on December 17, 2001, Fortis B is deconsolidated. The Group had entered into various long-term debt agreements with certain subsidiaries of Fortis. The debt agreements were at variable interest rates, ranging from 2.9% to 8.5%, and had varying due dates up to the year 2012. The balance outstanding under these agreements was €405.9 million and €423.5 million as of December 31, 2001 and 2000, respectively. In addition, €14.6 million, in borrowings under one of the above debt agreements was collateralized by a security interest in assets of one of the Group’s subsidiaries as of December 31, 2001.

The Group had also entered into various line of credit agreements with certain Fortis subsidiaries and a group of banks owned up to 25% by Fortis. The lines of credit were at commercial terms and conditions and were renewable at various dates through the year 2003. The balance outstanding under the agreements was €803.6 million and €587.1 million as of December 31, 2001 and 2000, respectively. Certain lines of credit contain covenants, including minimum equity requirements, significant changes in ownership, and other financial requirements. The Group was in compliance with all debt covenants as of December 31, 2001.

Net interest expense incurred related to the above borrowings was €36.0 million and €6.6 million for the years ended December 31, 2001 and 2000, respectively.

The Group had time deposits with various subsidiaries of Fortis, which totaled €104.2 million and €20.7 million as of December 31, 2001 and 2000, respectively. Interest income related to these deposits totaled €1.4 million and €2.2 million for the years ended December 31, 2001 and 2000, respectively.

Agbar

Agbar has given guarantees on the debt of three of the Group’s Argentine subsidiaries. The guarantees totaled €135.0 million and €171.2 million as of December 31, 2002 and 2001 and related mainly to the company Aguas Argentinas (€138.4 million and €160.0 million as of December 31, 2001 and 2000 respectively).

TIRU

One of the Group’s subsidiaries has entered into a purchase contract with Tiru, an equity method investee of Elyo. The contract gives the subsidiaries the right to purchase from Tiru, the steam (energy) resulting from the incineration of household waste by Tiru. Although there are no minimum purchase requirements under this contract, the subsidiaries must first purchase steam from Tiru before purchasing from any other supplier. The prices under the contract are determined using an index that is based mainly on the current prices of coal. Purchases under the contract for the years ended December 31, 2002, 2001 and 2000 totaled €35.4 million, €44.3 million and €37.7 million, respectively. Payables due to Tiru were €11.2 million, €7.0 million and €7.9 million as of December 31, 2002, 2001 and 2000, respectively.

Umicore

As discussed in note 16.2, the Group has offered options to purchase 768,000 shares of Umicore to certain Umicore managers. The options can be exercised between January 1, 2002 and November 21, 2005 at prices ranging from €40.20 to €41.8.

ITASA

ITASA, an equity method investee of the Group, sold €84.1 million and €45.0 million as of December 31, 2002 and 2001 respectively, of electricity to Tractebel Energia under a long term supply agreement. Payables due to ITASA were €32.9 million as of December 31, 2002.

ELECTROANDINA

Gazoducto sold gas under long term gas supply contracts to Electroandina, an equity method investee of the Group, for €43.9 million and €54.5 million in 2002 and 2001 respectively.

Suez Lyonnaise Télécom

SLT has entered into a credit agreement with Suez, for a maximum amount of €700 million. As of December 31, 2002 and 2001, the balance outstanding under this agreement was €548.0 million and €290.9 million, respectively. Interest income related to this facility totaled €36.9 million and €7.9 million for the years ended December 31, 2002 and 2001, respectively.

Impairment of long-lived assets

As disclosed in Note 24.1, the Company announced in January 2003, the termination of the Atlanta contract during the first half of 2003. The Company recorded an impairment of €6.2 million related to a water treatment plant. Additionally, the Company also recorded certain other charges of €58.8 million related to the discontinuation of activities under these contracts, as described in Note 5.2.

Furthermore, in January 2003, the company announced its intention to terminate the activities under the Jakarta contract in Indonesia. The Company has been experiencing losses under this contract and determined that the assets “held for use” related to the contract were impaired. The company is currently negotiating with the local authorities regarding the terms of the contract and may continue activities under the contract, if acceptable terms can be reached. The company recorded an impairment of €53.2 million related to a water treatment plant. Additionally, the Company also recorded certain other charges of €9 million related to the discontinuation of activities under this contract.

Under U.S. GAAP, these impairments are included in operating expenses.

Loans made by the group

Before the merger of Compagnie de Suez and Lyonnaise des Eaux in 1997, Compagnie de Suez, as a bank holding company, had a long standing policy of granting loans on favorable terms to employees solely for the purpose of acquiring real estate. These mortgage loans were granted irrespective of the position of the employee and approximately 110 loans are still outstanding, of which six are held by current or former members of key management of the group.

The interest rates were as follows, with slight variations over time:

Amount in €(1)	Interest Rate
from 1 to 70,127:	4%
from 70,128 to 134,155:	from 6.5% to 7%
over 134,155:	from 7.5% to 8.5%

(1)	Converted from French francs into euros using the exchange rate as of January 1, 1999 (€1=FF 6.55957)

The following chart indicates real estate loans to executive officers outstanding as of June 5, 2003, the amount of the loans at the time they were granted, the applicable interest rate and the amounts outstanding for the last three financial years:

Name	Title	Date of inception	Initial amount(1)	Interest Rates	Amount outstanding in € as of
					June 12, 2003	December 31, 2002	December 31, 2001	December 31, 2000
					(in €)
Valérie Bernis	Executive Vice President in charge of Communications	1996	134,155	70,127 – 4% 64,029 – 6.6%	45,158	47,342	100,992	108,426

Patrick Billioud	Secretary of the Board of Directors	1995	228,673 <	70,127 – 4% 64,029 – 6.5% 94,518 – 8.5%	100,747	111,830	132,935	152,708

Christophe Cros	Senior Executive Vice President of Suez Environment	1992	128,057 <	64,029 – 4% 64,029 – 7%	47,505	52,390	61,766	70,638

Jean-Michel Théron	Senior Executive Vice President of Lyonnaise des Eaux France	1992	121,959 <	64,029 – 4% 57,931 – 7%	45,037	49,668	58,560	66,984

(1)	Converted from French francs into euros using the exchange rate as of January 1, 1999 (€1=FF 6.55957)

During their terms at Ondeo Nalco as Chairman and Chief Executive Officer and Chief Financial Officer, respectively, Christian Maurin and Gérard Lamarche received home equity loans from Ondeo Nalco. The loan to Christian Maurin is for an amount of $988,000 with a variable interest rate of 5.25%. It was granted on June 10, 2002. The total principal amount of this loan remains outstanding, but is expected to be paid off shortly. The loan to Gérard Lamarche is for an amount of $586,000. It was granted on February 1, 2001 with a variable interest rate of 9% (5.4% effective February 1, 2002, 4.8% effective January 1, 2003). The total principal amount of this loan remains outstanding, but is expected to be paid off shortly.

Electrabel

Cocetrel, one of our subsidiaries in 1999 and 1998 and a subsidiary of Electrabel in 2001 and 2000, provided long-term operating loans to Electrabel which totaled €929.2 million as of December 31, 1999. The loans are renewable on a continuous basis. Interest income on these loans totaled €32.9 million for the year ended December 31, 1999. Cocetrel provided long-term operating loans to our subsidiaries totaling €1,382.8 million and €1,081.7 million as of December 31, 2000 and 2001, respectively. Interest expense on these loans amounted to €102.3 million and €79.4 million as of December 31, 2000 and 2001, respectively.

Electrabel borrows money from another of our subsidiaries, Belgelec Finance, in order to finance its acquisitions. As of December 31, 2001 and 2000, we had notes receivable due from Electrabel of €779.5 million and €775.5 million, respectively, related to these activities. The receivables bear interest at market rates and are due in 2004.

We believe that the loans described in this section were on terms no more favorable than those that would have been agreed upon by third parties on an arms length basis.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Listed in Item 19.

Legal Proceedings and Arbitration

We are involved in a number of legal proceedings incidental to the normal conduct of our business.

The Belgian tax authorities have assessed Tractebel for €157 million and have made known their intention to issue a further assessment in the amount of €31 million in respect to investments made in Kazakhstan. Tractebel has filed an administrative appeal against these claims, which management believes (based on opinions of legal counsel) are unfounded.

We are subject to claims under vendor warranties that we give in connection with certain sales. We believe that some of these claims are unfounded and are using legal recourse to oppose them (see Notes 20.3 and 21 to the consolidated financial statements).

Due to the absence of progress in negotiations with Argentine authorities to return the water treatment concessions there to an economic balance and obtain compensation for losses sustained by Aguas Argentinas, Aguas Argentinas, Suez and other shareholders of Aguas Argentinas submitted on April, 17, 2003 a request for arbitration against the Argentine Republic pursuant to article 36 of the Washington Convention on the Settlement of Investment Disputes between States and Nationals of Other States (ICSID Convention). The objective of this claim is to obtain compensation for (1) regulatory acts and omissions by Argentina before and after the emergency law and (2) the outright cancellation of contractual rights under the concession contract of Aguas Argentinas.

Aguas de Amazonas (turnover 2002 of 32 million euros) which manages the 30-year concession contract for water and wastewater treatment services for the city of Manaus in Brazil, has been notified in March 2003 by the Public Ministry to suspend part of its billing related to wastewater treatment service and to pay penalties for rejection of wastewater without treatment. We do not believe that this notification is compliant with the contract and the notification has been suspended by a local court. However, the cancellation of the notification still has to be confirmed by a final judgement.

In February 2003 we announced our withdrawal from the water and sewage concession it held in the western district of Manila. The termination notice follows several unsuccessful attempts to reach an agreement with the concession-granting authority. An appeals panel ruled a stay order on the termination notice. Various legal proceedings remain underway.

For other types of litigation, we set aside reserves to cover the eventual estimated costs based on the analysis of our legal counsel.

Since litigations and similar proceedings are subject to numerous uncertainties, their outcome cannot be predicted. However, management believes that the final outcome of these proceedings will not have a material adverse effect on our financial situation, income, operations or assets.

Competition and combinations

Energy

In Belgium, Electrabel partners with municipalities through public-private “intermunicipal” companies to provide natural gas transmission, electricity distribution, and distribution signals. Electrabel and the municipalities have signed agreements for supplying electricity to eligible customers who have not expressly selected another provider. These agreements, which have anti-trust implications, have been or are being examined by the Belgian competition authorities. Certain agreements have been allowed, others prohibited. In one case of prohibition, a fine of €1 million was imposed on Electrabel. Other prohibitions have not carried fines. Management believes that any future fines that may be imposed will not be significant.

Environment

In France, the Anti-monopoly Commission requested that the Minister of the Economy and Finance impose a phase-out of instances in which Suez and Veolia Environnement share equal control of water distribution companies. This decision was unsuccessfully appealed.

Dividends

We have paid dividends in each year since our merger in 1997. The payment and amount of dividends depend on our earnings and financial condition and other factors that our Board of Directors deems relevant. Dividends are recommended by our Board of Directors and are then voted on by the shareholders at the annual general meeting. Dividends are paid in euro. Dividends declared in respect of a given year are paid in the following year.

Dividends paid to holders of ADSs or shares who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, an additional payment (net of withholding tax) representing all or part of the French avoir fiscal, or tax credit, under conditions provided for in the relevant treaty and under French law. Investors in our ADSs or shares should consult their own tax advisers with respect to the tax consequences of an investment in ADSs or shares.

The table below sets forth, in respect of the years indicated, the amount of dividends paid per share excluding the French avoir fiscal and the amount of dividends per share including the French avoir fiscal (before deduction of applicable French withholding tax). Dividends per share reflect the five to one stock split effective May 15, 2001.

Year(1)	Dividend per share excluding avoir fiscal(2)		Dividend per share including avoir fiscal(2)		Total dividend paid
	€	$	€	$	€ millions
2000	0.66	0.62	0.99	0.93	674
2001	0.71	0.63	1.065	0.94	728
2002	0.71	0.80	1.065	1.19	715

(1)	According to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2)	U.S. dollar amounts are translated at the noon buying rate on the date the dividend was paid: for 2000, €1 = $0.9388; for 2001, €1 = $0.8848; and for 2002, €1 = $1.1200.

As we will make any dividend payments in euro, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion into U.S. dollars by the Depositary of such cash dividends. See “Item 3. Key Information—Exchange Rates”.

B.    Significant Changes

First quarter 2003 Revenues

On May 6, 2003 we released unaudited first quarter 2003 revenue figures as follows:

Total Group revenues for the first quarter of 2003 were €10.8 billion, an increase of 5.3% compared to the same period in 2002. Revenues from Europe and North America represented 90% of total revenues and grew by 12.6% compared to the first quarter 2002.

These revenue growth figures reflect the negative impact of exchange rate fluctuations and the favorable impact of changes in Group structure and natural gas price increases in relation to the first quarter 2002.

•	Exchange rate fluctuations (negative impact of €611.9 million), the main factor being the devaluation of the U.S. dollar (€206.1 million) and of South American currencies (including Brazil for €235.5 million and Argentina for €65.5 million).

•	Changes in Group structure (positive impact €291.2 million). The main factors were the acquisition of Interpower, the consolidation of ACEA Electrabel SPA and subsidiaries, and the additional ownership in Teris and Teris LLC purchased in 2002.

•	Natural gas prices (positive impact €202 million). Natural gas prices were higher during first quarter 2003 compared to the same period in 2002.

On a comparable basis, Group internal revenues were up 6.8%, as a result both of Energy (+6.1%) and Environment (+7.5%) activities, reflecting Suez businesses’ commercial dynamism and their growth potential, despite a continuing difficult economic environment. This favorable top line trend, in line with Group expectations, was due to sustained growth in its domestic European markets in both the environment (France, Spain, and others) and the energy sectors, the latter due to the cold winter. Outside Europe, the notable organic growth in North America resulted from the startup of the Puerto Rico contract and the energy sales growth following the bringing into service of new power plants, good performance of the LNG business and the cold winter there as well.

Revenues contribution by business activity

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002(1)	% Gross change	% Organic growth(2)
	(€ millions)
Energy	6,794.1	6,415.8	5.9	6.1
Environment	3,772.2	3,656.3	3.2	7.5
Subtotal	10,566.3	10,072.1	4.9	6.6
Other businesses	190.2	142.8	33.2	21.6

Total Group	10,756.5	10,214.9	5.3	6.8

(1)	Reported in 2002, after netting energy trading purchases and sales.
(2)	On a 2002/2003 comparable basis, i.e. constant exchange rates and accounting methods, after netting energy trading purchases and sales, and excluding natural gas price variations and changes in Group structure.

Revenue trends by segment

Energy

Energy revenues grew by 5.9%, of which 6.1% represented organic growth. The unfavorable impact of foreign exchange fluctuations was nearly offset by changes in Group structure and natural gas price increases.

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002(1)	% Gross change	% Organic growth
	(€ millions)
Electricity & Gas Europe	3,389.5	2,910.6	16.5	8.4
Electricity & Gas International	1,088.1	1,223.1	(11.0)	7.3
Energy and Industrial Services	2,316.5	2,282.1	1.5	2.4

Total	6,794.1	6,415.8	5.9	6.1

(1)	Trigen contribution (€124 million) transferred from SEI to EGI and netting energy trading purchases and sales.

Electricity & Gas in Europe (EGE).    Revenues increased by 16.5% during the first quarter 2003. On a comparable basis, revenues increased €249.9 million reflecting 8.4% organic growth, due to strong growth in natural gas sales:

•	Electricity (+€38 million)

•	sales to direct customers increased by €89 million. This growth is due to expanded sales outside the Benelux, and to a transfer of customers from mixed inter-communal companies to the deregulated market segment, which is provided directly by Electrabel and Electrabel Customer Solutions. In Belgium, electricity volumes sold to direct customers increased by 18.5%.

•	sales to distributors and other wholesalers, mainly in Belgium, declined €75 million as a result of the transfer mentioned above of customers to the deregulated market segment. Outside Benelux, sales are improving, particularly in Poland and Hungary.

•	Natural gas (+€212 million)

•	sales to distributors in Belgium increased in volume terms over the same period in 2002 due to 2003’s harsher winter.

•	export volumes grew substantially with punctual sales in Spain and the signing of a new contract in France.

Electricity & Gas International(EGI).    The revenue decrease for Electricity & Gas International (-11.0%), was the result of unfavorable exchange rate fluctuations. On a comparable basis, EGI’s contribution rose by €73.7 million, for an organic growth rate of 7.3%, despite of the strong first quarter 2002 performance due to the positive impact of rationing in Brazil. First quarter 2003 growth was generated mainly in North America (+€136.5 million), with several factors contributing to the positive trend: a progression in LNG activity (+€87 million); Trigen’s good performance (+€18.1 million); and the startup of two new power plants, one in Red Hills, Mississippi on April 1, 2002 and the other in Ennis, Texas on May 2, 2002 (+€52 million). In Latin America, excluding the impact of rationing, sales increased slightly following the replacement in Brazil of the initial contractual volumes sold to distributors with new bi-lateral contracts (+€46 million). In Asia, the Bowin power plant (Thailand) entered service at the end of January 2003 (+€32 million) and Hanjin City Gas (South Korea) had a strong performance (+€21 million).

Energy and Industrial Services.    Revenues from Energy and Industrial Services increased by 1.5%. On a comparable basis, this rate was higher, bringing organic growth to 2.4% (+€54.7 million). Most of this growth resulted from Elyo’s expansion in operation and maintenance, outsourcing, as well as from the increased output of cogeneration.

Environment

Organic growth of Environment was 7.5%. Exchange rate fluctuations had an unfavorable impact (-€271.1 million). Changes in Group structure relate mainly to the increase in ownership of Teris and Teris LLC following the acquisition of Rhodia’s shares.

	Three Months Ended March 31, 2003	Three Months Ended March 31,2002	% Gross change	% Organic growth
	(€ millions)
Local Services (SELS)(1)	3,128.0	2,917.7	7.2	8.9
SELS Water Europe	1047.7	977.5	7.2	5.0
SELS Waste Services Europe	1261.8	1182.7	6.7	3.2
Degrémont	191.1	173.5	10.2	16.9
Others / International	627.4	584.0	7.4	27.9
Industrial Services (SEIS)	644.2	738.6	(12.8)	1.8

Total	3,772.2	3,656.3	3.2	7.5

(1)	The presentation of Local Services activities reflects the organizational structure established in May 2002.

Suez Environment Local Services (SELS).    Suez Environment Local Services generated €3.1 billion in revenues, a net increase, excluding exchange rate fluctuations and changes in Group structure, of 8.9% or +€240.4 million (+4.7% excluding Puerto Rico). This increase resulted mainly from SELS activities in Europe and North America, which account for 87% of this business line’s activity. Water and Waste Services in Europe grew by 5% and 3.2% respectively, mainly due to sustained activity levels in France and Spain. In France, the continued development of sanitation activities in the municipal and industrial markets and increased hazardous waste landfill volumes are the main contributors to growth. Degrémont continued its expansion in Europe (+€15 million with numerous contracts signed in France, Spain, and Italy) and in North America (+€9 million). International activities benefit from strong organic growth in water in North America, with the July 1, 2002 startup of the new Puerto Rico contract, which generated €113.9 million in revenues during the first quarter of 2003, and the development of unregulated activities in the U.S.

Suez Environment Industrial Services.    Revenues from Environment Industrial Services (Ondeo Nalco and OIS) recorded net growth of 1.8% (+€11.1 million). Nalco revenues increased by 1.2% largely to the oil and paper manufacturing sectors. Ondeo Industrial Solutions revenues increased due to significant contracts signed during the first quarter 2003 which represent activities of over €50 million.

Others

Revenues from the Communications sector grew by 33.2%, an increase of €47.5 million over first quarter 2002; this growth was attributed to a strong performance achieved by M6 and to increased sales by Noos. This sector’s organic growth was 21.6%.

Geographical breakdown of revenues

The geographic revenues breakdown was as follows:

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002(1)	% Gross change
	(€ millions)
France	2,454.1	2,275.7	7.8
Belgium	2,991.1	2,700.6	10.8
Subtotal, France-Belgium	5,445.2	4,976.3	9.4

Other European Union	2,593.4	2,428.4	6.8
Other European countries	343.3	201.0	70.8
North America(2)	1,272.0	967.3	31.5
Subtotal Europe and North America	9,653.9	8,573.0	12.6

South America	405.0	922.9	(56.1)
Asia and Oceania	565.0	562.3	0.5
Africa	132.6	156.7	(15.4)

Total	10,756.5	10,214.9	5.3

(1)	Reported in 2002, after netting energy trading purchases and sales.
(2)	including Mexico.

Growth in France and Belgium was stable. The strong growth in North America is primarily the result of the new Puerto Rico contract. Decline in revenues from South America is related to the devaluation of the currencies of Argentina and Brazil.

Revenue organic growth on a comparable basis

Organic growth in revenues on a comparable basis is as follows:

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	% Organic growth
	(€ millions)
Reported revenues	10,756.5	11,564.9
Energy trading(1)		1,350.0
Reported revenues, excluding trading	10,756.5	10,214.9
Changes in Group structure(2)	398.8	(107.6)
Exchange rate fluctuations		(611.9)
Natural gas prices		202.0
Comparable	10,357.7	9,697.4	6.8

(1)	The contribution of trading, €1,350 million for 1st quarter 2002, is now presented after netting of energy trading purchases and sales in revenues at March 31, 2003.

The contribution of trading “around the assets” activities, whose purpose is to optimize the Group’s energy production assets and fuel purchase and energy sales portfolio, is fully accounted for within Group revenues. For 1st quarter 2003, the figure was €390.6 million (versus 194.8 million for 1st quarter 2002).

(2)	Respectively 2003 revenues of subsidiaries added to the consolidation scope and 2002 revenues of subsidiaries withdrawn from the consolidation scope since April 1, 2002.

Developments in 2003

In addition to subsequent events disclosed in Note 24 of the Consolidated Financial Statements, other main developments for the year 2003 are presented below.

•

On June 5, 2003, Suez issued a multi-tranche bond issue totaling €2.75 billion. The bond issue is divided into: a 7-year tranche amounting to €1.25 billion bearing interest at 4.34%, a 12-year tranche of

€500 million bearing interest at 5.17% and 20-year tranche of €1 billion bearing interest at 5.80%. This operation is in line with Suez’s long-term refinancing policy and extends the average maturity of the Group’s debt.

•	On May 27, 2003, Suez announced the launch of a 5-year €2.5 billion revolving credit facility. The facility has been underwritten and will be syndicated by a larger group of financial institutions. This transaction is consistent with the Group’s conservative liquidity management policy and will further enhance Suez’s line of credit.

•	On January 24, 2002 S&P, and on February 1, 2002, Moody’s respectively assigned A- and A2 ratings to GIE Suez Alliance, our financing subsidiary. These ratings were assigned a negative outlook by Moody’s on February 3, 2003 and by Standard & Poor’s on May 23, 2003.

For the first half of 2003, the main divestitures within the implementation of the Suez Action Plan announced on January 9, 2003 were the following:

•	In April 2003, Suez carried out the following transactions regarding its Fortis stake:

•	50 million Fortis shares were sold on the market through a “bought deal”, with a view to a further sale to institutional investors;

•	70 million shares were cashed in through the issue of a mandatory exchangeable bond into Fortis, carrying an exit price between 17 euros and 20 euros with a 3 years maturity.

These transactions allow the Group to reduce net debt by 1.8 billion euros. Following these transactions, Suez holds 1.5% of Fortis capital (20 million shares). This stake constitutes an underlying position for the exchangeable bond issued in July 2000. These transactions were carried out at the time when Fortis shares reached levels close to the share price at the end of 2002.

•	Suez agreed on May 16, 2003 to sell 75% of Northumbrian Group, its UK water and sewerage business, to a consortium of institutional investors. This transaction represents an enterprise value of €3.2 billion for Northumbrian, and allowed Suez to reduce debt by €3.1 billion. Changes in exchange rate and interest rate levels since the acquisition (fair market value of the debt) will however generate an exceptional charge of approximately €360 million (for the whole of Suez’s stake in Northumbrian). In 2002 Northumbrian contributed €798 million to the Group’s revenues.

•	On January 24, 2003 United Water and the city of Atlanta signed a Memorandum of Understanding confirming their mutual agreement to amicably dissolve United Water’s contract for the operation and maintenance of the city’s drinking water system. The Mutual Dissolution Agreement became effective on March 26, 2003 and United Water transferred operations to the city of Atlanta on April 28, 2003. The inventory reconciliation and asset condition assessment have not yet been finalized, but as of this date no significant risk has been identified.

Also in the first half of 2003, Ondeo Italy (Suez Environment) and Acea S.p.A won a concession contract to manage water and wastewater services for the region of Pisa (Tuscany, Italy) or a total of 800,000 inhabitants. We expect this contract to represent a turnover of approximately €1.2 billion over 20 years.

In June 2003 Electrabel became a 17.86% stakeholder in Compagnie Nationale du Rhône. This shareholding reinforces the strategic cooperation agreement between Electrabel and CNR while further diversifying Electrabel’s generating facilities.

ITEM 9.	LISTING

A.    Listing Details

The principal trading market for our ordinary shares is Euronext Paris. Our shares are also listed on other stock exchanges in Brussels, Zurich and Luxembourg, and are also traded as options on the MONEP, the Paris options market. On Euronext Paris, our shares have been listed on the Premier Marché since the creation of the market. Our shares are included in the major European indexes, including the CAC 40, an index of the largest French companies in which our weighting was 2.37% on June 19, 2003, the Dow Jones Euro Stoxx 50, the FTSE Euro Top 100, and the MSCI Euro Index.

In addition, our ADSs have been listed on the New York Stock Exchange since September 18, 2001 under the symbol “SZE”.

The tables below set forth, for the periods indicated, the reported high and low prices for our outstanding shares on Euronext Paris. In accordance with the relevant European Union regulations, since January 1, 1999, all shares listed on Euronext Paris have traded in euro and, accordingly, for ease of reference, the table below indicates the euro prices converted at the fixed euro-franc rate of €1.00 = FF 6.55957 for 1998.

	Ordinary Shares
	High	Low
	€	€
Annually
1998	35.73	19.67
1999	39.30	29.10
2000	40.06	27.36
2001	39.28	29.46
2002	34.90	13.18

Quarterly
2001
First Quarter	39.28	29.46
Second Quarter	38.00	31.94
Third Quarter	39.00	30.20
Fourth Quarter	37.80	31.91
2002
First Quarter	34.90	30.80
Second Quarter	33.80	23.20
Third Quarter	27.30	14.50
Fourth Quarter	20.10	13.18
2003
First Quarter	19.80	8.76

Monthly
2003
January	19.80	16.25
February	18.72	10.97
March	12.72	8.76
April	14.91	10.50
May	15.38	13.16
June (through June 19)	16.16	14.36

Source: Fininfo.

Trading in the United States

Citibank serves as the Depositary with respect to our ADSs traded on The New York Stock Exchange. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for our ADSs.

	American Depositary Share Price U.S. dollars
	High	Low
Annually
2001 (from September 18)	35.30	31.00
2002	30.85	13.18

Quarterly
2001
Third Quarter (from September 18)	35.30	31.00
Fourth Quarter	34.20	28.40
2002
First Quarter	30.85	27.27
Second Quarter	30.30	24.01
Third Quarter	26.50	15.00
Fourth Quarter	19.97	13.18
2003
First Quarter	20.85	9.49

Monthly
2003
January	20.85	17.47
February	20.08	12.20
March	13.50	9.49
April	16.24	11.45
May	17.70	15.50
June (through June 19)	18.86	17.09

Source: Fininfo.

B.    Plan of Distribution

Not applicable.

C.    Markets

Euronext Paris

On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A. or the “SBF,” the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Brussels Exchanges and the Amsterdam Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Euronext is comprised of Euronext Paris, Euronext Amsterdam and Euronext Brussels. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. (“Euronext Paris”). Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets.

Securities approved for listing on Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small- and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated market, the Marché Libre OTC.

The Premier Marché

The Premier Marché is a market regulated by the Commission des Opérations de Bourse and managed and operated by Euronext Paris. Admission to the Premier Marché is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Premier Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Securities listed on the Premier Marché are officially traded through authorized financial institutions that are members of Euronext Paris. Trading takes place continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. (Paris time) and a pre-closing session from 5:25 p.m. to 5:30 p.m. (Paris time) during which transactions are recorded but not executed and a closing auction at 5:30 p.m (Paris time). Any trade of securities that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security. Euronext Paris publishes a daily official price list that includes, among things, price information on listed securities.

Euronext Paris has announced new regulations under which, beginning in April 2001, Euronext Paris places securities listed on the Premier Marché in one of two categories, Continu or Fixing, depending on their trading volume. Our ordinary shares are placed in the category known as Continu, which includes the most actively traded securities.

Euronext Paris may reserve trading in a security listed on the Premier Marché if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price, Euronext Paris may reserve trading in that security for four minutes. Once trading has recommenced, further reservations of four minutes are also possible if the price again varies by more than 10% from the threshold at which the reservation was initiated. It may again reserve trading in that security for four minutes if the price varies by more than 2% from the last quoted price. Euronext Paris also may reserve trading of a security listed on the Premier Marché in certain other limited circumstances, including, for example, where there is unusual trading activity in the security. In addition, in certain exceptional cases, market authorities may also suspend trading.

Since September 25, 2000, trades of securities listed on the Premier Marché are settled on a cash basis. However, market intermediaries are also permitted to offer investors a deferred settlement service (Service de Réglement Différé or “SRD”) for a fee. The deferred settlement service is only available for trades in securities which either (1) are a component of the Index SBF 120 or (2) have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Investors in shares eligible to the SRD can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement to the determination date of the following month. Suez shares are eligible for the SRD.

Under French law and pursuant to a resolution of the shareholders meeting held on April 25, 2003, the Board of Directors is authorized to acquire up to 10% of our share capital for a maximum amount of €3.6 billion for cancellation, financial operations, employee share purchase plans or market share price adjustments. As of December 31, 2002, we held 11.2 million of our shares, or 1.1% of total share capital, pursuant to prior authorizations.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL	INFORMATION

A.    Share Capital

Not applicable.

B.    Articles of Association

The following summary contains a description of the material provisions of our Articles of Association (statuts), which does not purport to be complete and is qualified in its entirety by reference to our statuts, an English translation of which is attached hereto as an exhibit, and French company law.

Registration and Corporate Purpose

Suez is a société anonyme à Conseil d’Administration, a form of limited liability company established under French law. We are registered in the Registre du Commerce et des Sociétés de Paris (Paris trade and companies register) under reference number SIREN 542 062 559 R.C.S. Paris.

Our objects and purposes are set out in Article 3 of the statuts. These include the management and development of our present and future assets in all countries, and in particular:

•	obtaining, purchasing, leasing and operating any and all concessions and undertakings relating to the supply of drinking or industrial water to towns, to the drainage and treatment of waste water, to drying and drainage operations, to irrigation, and to the creation of any and all structures for the transport, protection and retention of water;

•	obtaining, purchasing, leasing and operating any and all sales and service operations for the benefit of local authorities and private individuals in connection with the development of towns and environmental management;

•	the design, preparation and implementation of any and all projects and any and all public or private works for the account of any and all local authorities and private individuals; the preparation and signing of any and all treaties, contracts and agreements relating to the implementation of such projects and such works;

•	the acquisition of any and all shareholdings through the subscription, purchase, contribution, exchange or by any other means, of shares, interests, debentures and any and all other securities in companies already in existence or to be created;

•	obtaining, purchasing, assigning, conceding and operating any and all patents, patent licences and any and all processes; and

•	generally speaking, any and all industrial, commercial, financial, personal or real transactions which may be connected either directly or indirectly to the objects of Suez or which are liable to foster and develop the business of Suez.

Directors

We are managed by a Board of Directors. The Board of Directors’ powers were modified at our shareholders’ meeting of April 26, 2002 in compliance with the New Economic Regulation Law of May 15, 2001. Article 15 of our statuts, as amended, provides that the Board of Directors determines the strategic direction of Company activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary.

The Board of Directors is composed of a minimum of three members and a maximum of 18 members who are appointed by the ordinary general meeting of the shareholders. The Management Committee, which is appointed by the Board of Directors, determines our general strategy and guides our international development.

The Directors’ term of office is four years. A director appointed to replace another Director whose term of office has expired can only remain in office for the remaining period of the term of office of his predecessor. Except in the event of termination of the employment contract, if the Director is a salaried employee, or in the event of resignation, removal or death, the term of office of a Director expires at the end of the annual general meeting held during the year in which the Director’s term of office expires.

Chairman.    The Board of Directors elects a Chairman from among its members and may elect one or more Vice Chairmen. The Chairman ceases to perform his duties no later than the end of the annual general meeting of shareholders held in the year during which the Chairman reaches 65 years of age. The Board of Directors may, during the next annual general meeting, on one or more occasions, extend this age limit by up to five years. The Chairman represents the Board of Directors. He organizes and directs the activities of the Board and reports thereon to shareholder meetings. He ensures the proper functioning of Company bodies and, in particular, that all directors are in a position to fulfill their duties.

Decisions of the Board of Directors.    Directors are convened to meetings of the Board by the Chairman, or if he is unable to do so, by a Vice-Chairman. Where a meeting has not been called in over two months, a minimum of one-third of Directors may ask the Chairman to call a meeting to discuss a specific agenda. The Chief Executive Officer may also ask the Chairman to call a meeting of the Board of Directors to discuss a specific agenda. Decisions are made in accordance with the quorum and majority requirements provided for by applicable law. In the event of a split vote, the meeting chairman has the power to cast the final deciding vote.

Transactions between Us and Our Directors.    Any agreement between us and any one of the members of the Board of Directors that is not in the ordinary course of our business is subject to the prior authorization of the Board of Directors. The same applies to agreements between us and another company if one of the members of the Board of Directors is the owner, general partner, manager, director, general manager or member of the executive or supervisory board of the other company. Moreover, any agreement entered into between us and any shareholder holding more than 5% of the voting rights, or in case of a corporation, the company controlling the latter according to Article L. 233-3 of the French Commercial Code, is subject to the same procedure. The director, executive officer or the company concerned must (i) inform the Board of Directors of the agreement and (ii) obtain its approval. The director must inform the Board of Directors of the agreement and obtain its approval. The Chairman of the Board of Directors must inform the statutory auditors of the existence of the agreement and the shareholders’ general meeting must then vote on a special report prepared by the statutory auditors concerning the agreement. If the shareholders’ meeting refuses to approve the agreement, third parties may still rely on it, but the director may be held liable to the Company for any loss the Company may incur under the agreement. The party to the agreement may not participate either in the vote of the Board of Directors, nor in the vote of the shareholders’ meeting. In addition, the shares of the party to the agreement are not counted for the quorum and majority.

Directors’ Compensation.    The aggregate compensation of the Board of Directors is determined at the general meeting of the shareholders. The Board of Directors then allocates this compensation among its members. It may allocate exceptional compensation to some of its members for assignments or mandates entrusted to them.

Directors’ Age Limits.    The number of Directors having reached age 70 may not at any time exceed one third of the total number of Directors in office. When the number of Directors cannot be divided exactly by three, the result is rounded up.

Directors’ Share-Ownership Requirements.    Each member of the Board of Directors must own at least two thousand of our shares.

Rights, Preferences and Restrictions relating to Shares

We currently have one class of shares, consisting of ordinary shares with a nominal value of €2 per share. The statuts provide that fully paid shares may be held in registered or bearer form. Shares not fully paid may be held in registered form only. The rights, preferences and restrictions attaching to the shares are as follows:

Dividend Rights.    We may distribute dividends to our shareholders from net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years and as reduced by the legal reserve fund allocation described below, and after payment of the initial dividend described below. These distributions are subject to the requirements of French law.

Under French law, we are required to contribute a minimum of 5% of our annual net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund. This minimum contribution is no longer required if and so long as we maintain a legal reserve equal to 10% of the aggregate nominal value of our issued share capital. The legal reserve is distributable only upon our liquidation. The remaining net income, increased by any profits carried forward, constitutes the distributable profits.

From this distributable profits, we are required to pay an initial dividend equal to 5% of the nominal value of shares fully paid-up and not redeemed.

On the recommendation of the Board of Directors, the shareholders may decide to allocate all or part of any distributable profits remaining after payment of the initial dividend to carry them forward to the next fiscal year as retained earnings, or to allocate them to the creation of reserves, to contingency funds for the purpose of total or partial redemption of Suez shares, or to the shareholders as additional dividends. The Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting.

We must distribute dividends to our stockholders pro rata according to their shareholdings. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends, or, in case of interim dividend, on the date the Board of Directors meets and approves the distribution of interim dividends. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by the Board of Directors, if no decision is taken by the shareholders. We must pay any dividends within nine months of the end of the fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of the date of payment are forfeited.

The general meeting ruling on the accounts of the financial year may grant each shareholder a choice between payment of the dividend in cash or in shares, for all or for part of the dividend, according to the procedures set out under French law.

Voting Rights.    Subject to the limitations on voting rights described below under “Shareholders’ Meetings” and “Disclosure of Shareholdings”, each holder of shares is entitled to one vote per share at any general meeting of our shareholders. A double voting right is granted to holders of fully paid-up registered shares when those shares have been registered for more than two years in the name of one and the same shareholder. Any share the ownership of which is transferred (certain intra-family transactions excepted), or converted into a bearer share, loses the right to a double vote. Votes can be cast by proxy or by mail. Proxies can only be exercised by the shareholder’s spouse or by another shareholder.

Rights in the Event of Liquidation.    In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed to repay in full the nominal value of our shares. Any surplus will then be distributed pro rata among our shareholders.

Preferential Right of Subscription.    Under French law, shareholders have preemptive rights to subscribe for cash issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Preemptive rights in connection with specific offerings can be waived by individual shareholders, or can be suppressed by a decision of an extraordinary general meeting of shareholders. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be listed on Euronext. In the event of an increase in the share capital of Suez by capitalization of profits, reserves or additional paid-in capital, double voting rights are conferred from issuance on registered shares allotted for no consideration to shareholders in respect of existing shares which benefited from double voting rights.

Liability to further Capital Calls.    Shareholders are liable for corporate liabilities only up to the nominal amount of the shares they hold.

Changes to Shareholders’ Rights

A two-thirds majority vote of the extraordinary shareholders’ meeting is required to change our statuts, which set out the rights attaching to our shares. The extraordinary shareholders’ meeting may not increase shareholders’ obligations, except in the event that different classes of shares are merged. However, any decision involving a change in the rights attaching to a class of shares shall be final only following its ratification by a two-thirds majority of a special meeting of the shareholders of the class concerned.

Shareholders’ Meetings

In accordance with French law, there are two types of shareholders’ general meetings: ordinary and extraordinary. Ordinary general meetings are required for matters such as the election of directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends, the issuance of debt and the authorization for the issuer to trade in its own shares. Extraordinary general meetings are required for the approval of matters such as amendments to our statuts, approval of mergers, increases or decreases in share capital, the creation of a new class of equity securities and the authorization of the issuance of investment certificates or securities convertible or exchangeable into equity securities.

Convocation of Meetings.    The Board of Directors is required to convene an annual ordinary general meeting of shareholders, which must be held within six months of the end of our fiscal year, to approve the annual financial statements for the fiscal year. This period may be extended by the President of the Tribunal de Commerce. Other ordinary or extraordinary general meetings may be convened at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by our statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent (i) by one or more Shareholders holding in the aggregate at least 5% of the share capital of the Company, (ii) by any interested party in cases of emergency, (iii) by certain duly qualified associations of shareholders who have held their Shares in registered form for at least two years and who together hold at least 5% of the voting rights of the Company, or (iv) by the workers’ committee in cases of emergency. The notice calling such meeting must state the matter to be considered at such meeting.

At least 30 days prior to the date set for any general meeting of shareholders, a preliminary notice must be sent to the Commission des opérations de bourse (stock market operations commission) (the “COB”), the administrative agency responsible for overseeing the French securities markets, and published in France in the Bulletin des Annonces Légales Obligatoires (bulletin of obligatory legal announcements) (the “BALO”). The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. This preliminary notice must contain the agenda of the meeting and a draft of the resolutions to be considered. Within 10 days of the notice, one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization), the workers committee in cases of emergency or a duly qualified association of shareholders holding a specified percentage of voting rights may propose additional resolutions to be voted on at the meeting. At least 15 days prior to the date set for a general meeting on first call, and at least six days before any second call, a final notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the issuance of the preliminary notice. Notice of the meeting shall also be given in a journal authorized to publish legal announcements in the administrative district (département) in which we are registered, as well as in the BALO, with prior notice to the COB. The notice must state, among other things, the type, agenda, place, date and time of the meeting. No action may be taken at a meeting on any matter not listed on the agenda for that meeting, subject to exceptions relating to the dismissal of directors under certain circumstances and to certain miscellaneous matters.

Attendance of and Voting at Meetings.    Attendance and the exercise of voting rights at general meetings of shareholders are subject to certain conditions. A holder of registered shares must have his shares registered in his own name in a shareholder account maintained by us or on our behalf at least one day prior to the meeting. A holder of shares in bearer form must obtain from the financial intermediary with whom the shares have been deposited a certificate indicating the number of bearer shares owned and attesting that the shares are not transferable until the time fixed for the meeting.

All shareholders who have properly registered their shares have the right to participate in general meetings, either in person or by proxy, and to vote either by proxy or by mail according to the number of shares they hold. Proxies will be sent to any shareholder on request, but can only be exercised by the shareholder’s spouse or another shareholder. Shareholders may submit a proxy or correspondence voting form on paper or, subject to a decision by the Board of Directors published in the notice of meeting, by remote transmission, in accordance with the terms and conditions set by law and regulations.

Under French company law, treasury stock and/or shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights, are not counted for quorum or majority purposes, and do not receive dividends.

Under French law, the presence in person or by proxy of shareholders holding an aggregate of not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves) or 33 1/3% (in the case of any other extraordinary general meeting) of the voting shares is necessary for a quorum. If a quorum is not reached at any meeting, that meeting is adjourned.

There is no quorum requirement upon recommencement of an adjourned ordinary general meeting. Upon recommencement of an extraordinary general meeting, the presence in person or by proxy of shareholders having not less than 25% of the eligible voting rights is necessary for a quorum, except when an increase in our share capital is proposed through the incorporation of reserves, profits or a share premium, in which case the quorum requirements are those applicable to ordinary general meetings.

At an ordinary general meeting or at an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, a simple majority of the votes cast is required to pass a resolution. At any other extraordinary general meeting, a two-thirds majority of the votes cast is required. However, a unanimous vote is required to increase the liabilities of shareholders. Abstention from voting by those present or represented by proxy but not voting is deemed to be a vote against the resolution submitted to a vote.

Limitation on Security Ownership and Holding of Shares

There is no limitation, under French law or in our statuts, on the right of non-French residents or non-French security holders to own, or where applicable, to vote our securities.

In accordance with French law concerning dematerialization (dématérialisation) of securities, shareholders’ ownership rights are not represented by physical certificates but by book entries in equity securities accounts.

The Company maintains an account with Euroclear France S.A., the French clearing house system, with respect each class of equity securities in registered form (the “Company Account”), which is administered by Crédit Agricole Indosuez acting on behalf of Suez as its agent. Equity securities held in registered form are registered in a separate account for each holder (the “Holder Account”), either directly, or, at the holder’s request, through such holder’s accredited intermediary. Each Holder Account shows the name of the holder and its holdings and, in the case of equity securities registered through an accredited intermediary, shows that they are so held. We issue confirmations as to holdings of equity securities registered in the Holder Account to the persons in whose names the holdings are registered, but these confirmations do not constitute documents of title.

In the case of shares held in bearer form, the shares are held on the shareholder’s behalf by an accredited intermediary and are registered in an account maintained by the accredited intermediary with Euroclear France S.A., separate from the Company Account. Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. Transfers of shares held in bearer form may only be effected through accredited intermediaries and Euroclear France S.A.

According to the French Commercial Code, shares owned by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary. The intermediary must declare that it is acting as an intermediary and may be requested by the Company to provide the identity of the shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the beneficial owner can result in the deprivation of the right to vote and the right to receive dividends.

Our by-laws permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables, according to which Euroclear France S.A. will, upon the Company’s request, disclose a shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities (including ADSs) held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.

Pursuant to applicable law, the accredited intermediary which holds shares in bearer form on behalf of a Shareholder must transmit the above requested information to Euroclear France within a specific timeframe as provided in the relevant regulation. Within 5 days after such transmission, the information is provided by Euroclear France to us.

If the accredited intermediary does not transmit the requested information in due time or transmits incomplete or inaccurate information pertaining to its status or to the holders of the securities, the voting rights of the securities giving immediate or future access to the share capital of the Company for which the accredited intermediary is registered cannot be exercised until such date as the identity of the relevant security holder has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date.

In addition, if the accredited intermediary knowingly fails to comply with the obligation to disclose the identity of the relevant security holder, a court may, at our request or one or several shareholders representing at least 5% of the share capital of Suez, deprive the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

Change in Control

There are no provisions in the statuts that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us, or any of our subsidiaries.

Disclosure of Share Holdings

French law provides that if any individual or entity, acting alone or in concert with others, acquires, directly or indirectly, more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of our outstanding share capital (including ADSs, or of the voting rights attached thereto (unless such individual or entity holds the total number of voting rights in the Company)), or if an individual or entity’s holdings fall below any such level, then the individual or entity must notify us within 15 calendar days of the date such threshold has been crossed, of the number of Shares (and the voting rights attached thereto) and the number of ADSs which it holds, individually or in concert with others. Such individual or entity must also notify the Conseil des Marchés Financiers (“CMF”) within five Euronext Paris trading days of the date such threshold has been crossed. Those requirements also apply to registered intermediaries which hold Shares on behalf of Shareholders who are not French residents.

Additional reporting requirements are imposed on acquirors of more than 10% or 20% of the share capital of the Company, or of our voting rights at the Shareholders’ Meetings, under French law and COB Regulation n°88-02. An acquiror must file a report (déclaration) within 15 days of the date it crosses the threshold with the Company, the COB and the CMF (which will publish the report) specifying its intentions for the 12-month period following acquisition of its stake, including whether or not it intends (i) to continue its purchases, (ii) to acquire control of the company in question or (iii) to seek nomination to the Board of Directors. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention, it must file a new report.

These requirements also apply to registered intermediaries which hold Shares on behalf of Shareholders who are not French residents. Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French company listed on the Premier Marché must immediately inform the CMF and initiate a public tender offer for the balance of the Shares and other securities giving access to the share capital or to voting rights of such company which conforms with the requirements of the CMF.

In addition, the our by-laws provide that any person acting alone or in concert with others who becomes the owner of at least 1%, or any multiple thereof, of our outstanding share capital or voting rights (including ADSs) must notify us by registered mail, return receipt requested, within 15 calendar days of the date such threshold has been crossed of the number of Shares and ADSs or voting rights it holds. The same notification requirement applies if any person acting alone or in concert with others falls below such 0.5% threshold, or passes or falls below any multiple thereof. Those requirements also apply to registered intermediaries which hold shares on behalf of shareholders who are not French residents.

In order to permit holders or intermediaries to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual Ordinary General Meeting of Shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and transmit such information to the CMF.

In order to facilitate compliance with the above-mentioned notification requirements imposed by law or by the Company’s by-laws, a holder of ADSs may deliver any such notification to our Depositary and the Depositary shall, as soon as practicable, forward such notification to us and, if necessary, to the CMF and the COB.

In the event of failure to comply with the legal notification requirements, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended by the Commercial Court at the request of our Chairman, any shareholder or the COB for a maximum period of 5 years, and may be subject to a €18,000 fine.

In the event of failure to comply with the notification requirements provided by our by-laws, one or more shareholders holding 5% or more of our share capital or voting rights may require a meeting of the shareholders to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with such notification requirements.

If the accredited intermediary which holds shares on behalf of a shareholder who is not a French resident does not comply with the above mentioned legal notification requirement, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until such date as the notification requirement has been met and the payment of the corresponding dividend is postponed until such date.

In addition, if the accredited intermediary knowingly fails to comply with such notification requirement, a court located in the jurisdiction of our headquarters may, at our request or one or several shareholders representing at least 5% of our share capital, deprive the shares in excess of the relevant threshold of voting rights, and possibly dividends, for a period not to exceed 5 years.

Prior to any transfer on Euronext Paris of shares held in registered form, such shares must be registered in an account maintained by an accredited intermediary. Dealings in shares are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents, at a rate of 0,3% on transactions up to €153,000 and at a rate of 0,15% thereafter, subject to a rebate of €23 per transaction and maximum assessment of €610 per transaction. Non-residents of France are generally not subject to the payment of such impôt sur les opérations de Bourse. In addition, a fee or commission is payable to the French broker, accredited intermediary or other agent involved in the transaction (whether within or outside France). No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

An owner of shares who resides outside of France may trade shares on Euronext Paris. If the owner, or the broker or other agent through whom a sale is effected, requires assistance in this connection, an accredited intermediary should be contacted.

Changes in Capital

Pursuant to French law, our share capital may be increased only with the approval of the shareholders at an extraordinary general meeting upon the recommendation of the Board of Directors. Our share capital may be increased by the issuance of additional shares, by the issuance of a new class of equity securities or by an increase in the nominal value of existing shares. The shareholders may delegate to the Board of Directors the powers required to effect in one or more stages (subject to the limitations provided by French law) any increase in share capital previously authorized by the shareholders.

Our share capital may be decreased only with the approval of the shareholders at an extraordinary general meeting. A reduction in our share capital can be accomplished either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by our repurchase and cancellation of shares.

Each time the shareholders decide a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must also decide whether or not to proceed with a capital increase reserved for our employees and our subsidiaries and whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

C.    Material Contracts

By resolution, the Board of Directors of Suez has set its executive officer (mandataires sociaux) compensation for 2002 at the same level as in 2001 and has provided that variable compensation will be based on the EBITDA and net current results of Suez’ three global businesses. The resolution related to these compensation terms is attached hereto as Exhibit 4.5.

D.    Exchange Controls

Under French foreign exchange control regulations, there are no limitations on the import or export of capital or on the amount of payments that may be remitted by Suez to non-residents. French laws and regulations concerning foreign exchange control do require, however, that all payments or transfers of funds (including payments of dividends to foreign shareholders) made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

E.    Taxation

French Taxation of Non-U.S. Holders

The following is a general summary of the material French tax consequences of purchasing, owning and disposing of shares or ADSs to a beneficial owner thereof that is neither a resident of France under French tax law nor a U.S. Holder (as defined below). The summary relating to French tax laws set out below is based on the laws in force as of the date hereof, and is subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the shares and of the ADSs or a comprehensive description of all of the tax considerations that may be important for your decision to purchase shares or ADSs.

There is currently no direct simplified procedure available for holders of ADSs who are not U.S. Holders to claim or receive from the French tax authorities any tax treaty benefits in respect of dividends that the holder may be entitled to receive pursuant to a treaty between France and the holder’s country of residence.

The following summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

As a general matter, we encourage you to consult your own tax advisers as to the tax consequences of the purchase, ownership and disposition of shares or ADSs arising from your particular circumstances and the specific laws applicable to you, including the availability and terms of any applicable tax treaty.

Taxation on Sale or Disposal of Shares or ADSs

Persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who—in the case of natural persons alone or with their parents—have held not more than 25%, directly or indirectly, of our dividend rights (bénéfices sociaux) at any time during the preceding five years, are not subject to any French income tax or capital gains tax on any sale or disposal of shares or ADSs.

If a share transfer is evidenced by a written agreement, such share transfer or ADS transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares or ADSs, as the case may be, (subject to a maximum assessment of €3,049 per transfer) provided that no duty is due if such written share transfer or ADS transfer agreement is executed outside France.

Taxation of Dividends

In France, dividends are voted by the annual shareholders’ general meeting and paid out after tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid for individuals and for certain entities or, for other entities, to 10% of the dividend paid. In general, a French resident using an avoir fiscal amount at a 10% rate may be entitled, under specified circumstances, to an additional avoir fiscal amount of up to that shareholder’s allocable portion of an amount equal to 80% of the précompte, as defined below (if any), that we have paid. In this discussion, any references to avoir fiscal will include a reference to additional avoir fiscal amounts (if any). Under French domestic law, dividends paid to non-residents are normally subject to a 25% withholding tax and non-residents are generally not eligible for the benefit of the avoir fiscal.

However, the following countries and territories (including Overseas Territories) have entered into income tax treaties with France whereby tax residents of such countries and territories may, as provided in the relevant treaty, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).

Australia	Iceland	Mauritius	Sweden
Austria	India	Mexico	Switzerland
Belgium	Israel	Namibia	Togo
Bolivia	Italy	Netherlands	Turkey
Brazil	Ivory Coast	New Zealand	Ukraine
Burkina Faso	Japan	Niger	United Kingdom
Cameroon	Latvia	Norway	United States of America
Canada	Lithuania	Pakistan	Venezuela
Estonia	Luxembourg	Senegal
Finland	Malaysia	Singapore
Gabon	Mali	South Korea
Ghana	Malta	Spain

Overseas Territories and Other

New Caledonia
Saint-Pierre et Miquelon
Mayotte

Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities). Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders. Certain countries, other than those listed above, have entered into income tax treaties with France that provide for a reduction of withholding tax without a refund of the avoir fiscal.

Dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty will be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, provided that they establish, before the date of payment of the dividend, their entitlement to such reduced rate.

Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate, or which have been earned and taxed more than five years before the distribution, are subject to a précompte (or prepayment) by such companies. The précompte is paid by the distributing company to the French tax authorities and is equal to a maximum of 50% of the dividend before withholding tax. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the nonresident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may generally obtain from the French tax authorities a refund of its allocable portion of such précompte actually paid in cash by us, if any (net of applicable withholding tax). We believe that we may be subject to payment of a précompte with respect to any dividends in the foreseeable future.

Payments to shareholders which do not qualify as a dividend under French company law, such as liquidation surpluses, payments resulting from a share buy-back procedure and exceptional distributions corresponding to a partial allocation of assets, do not give rise to an avoir fiscal or to the transfer of the avoir fiscal even if provided by an income tax treaty.

Estate and Gift Tax

France imposes estate and gift tax on certain real and personal property acquired by inheritance or gift from a nonresident of France if such property is deemed to be situated in France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in shares or ADSs should consult their own advisers concerning the applicability of French estate and gift tax to their shareholding and the availability of, and the conditions for claiming exemption under, such a treaty.

Wealth Tax

In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to non-French resident individual investors owning directly or indirectly less than 10% of our capital stock.

U.S. Federal Income Taxation and French Taxation of U.S. Holders

The following discussion describes the material U.S. federal income tax and French tax consequences of the acquisition, ownership and disposition of ADSs or shares by a U.S. Holder (as defined below).

This discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. For U.S. federal income tax purposes, a U.S. Holder of ADRs evidencing ADSs will be treated as the holder of the shares represented by the ADSs. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the analysis of the creditability, for U.S. federal income tax purposes, of French taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

This discussion is not a complete analysis or description of all potential tax consequences to a U.S. Holder of owning ADSs or shares. It deals only with ADSs or shares held as capital assets by persons who own less than 10% of our capital and does not discuss the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, this discussion does not address U.S. federal income tax consequences to U.S. Holders that are exempt from U.S. federal income taxation.

Prospective investors are advised to consult their own tax advisers concerning the application of the federal income tax laws, French tax laws and the Treaty, as defined below, to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion of United States and French tax laws set forth herein is based on the laws in force as of the date hereof, including the U.S. Internal Revenue Code of 1986, as amended, the French Code Général des Impôts and the regulations enacted thereunder, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, referred to as the Treaty, and an Instruction dated May 13, 1994 and released on June 7, 1994 by the French tax authorities relating to the withholding tax on dividends in favor of non-residents entitled to the avoir fiscal pursuant to a tax treaty, referred to as the “June 1994 Regulations”. The June 1994 Regulations change the French withholding tax rules applicable to dividends to which an avoir fiscal is associated and may affect the timing of payments to non-residents of France that are entitled to treaty benefits. Changes to applicable laws may affect the tax consequences described herein, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or shares who or that is entitled to Treaty benefits under the “limitation on benefits” provisions contained in the Treaty and is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any political subdivision thereof; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

Holders of ADSs or shares that are not U.S. Holders, but that would be U.S. Holders in the absence of the “limitations on benefits” provisions contained in the Treaty, are urged to consult their own tax advisors concerning the U.S. federal income tax, French tax and other tax consequences of the acquisition, ownership and disposition of ADSs or shares.

Taxation of Dividends

Withholding tax/avoir fiscal.    In France, dividends are voted by the annual shareholders’ general meeting and paid out of after tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid for individuals and for certain entities or, for other entities, to 10% of the dividend paid. In general, a French resident using an avoir fiscal amount at a 10% rate may be entitled, under specified circumstances, to an additional avoir fiscal amount of up to that shareholder’s allocable portion of an amount equal to 80% of the précompte (if any) that we have paid. In this discussion, any references to avoir fiscal includes a reference to additional avoir fiscal amounts (if any). Under French domestic law, dividends paid to non-residents are normally subject to a 25% withholding tax and non-residents are generally not eligible for the benefit of the avoir fiscal.

Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder and an Eligible Tax Exempt Holder, each as defined below, will be subject to the reduced rate of 15% at the time of payment, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. An Eligible U.S. Holder would also be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. As noted below, such payment will not be made to an Eligible U.S. Holder until after the close of the calendar year in which the dividend was paid, and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for such payment in accordance with the procedures set forth below.

An Eligible U.S. Holder is a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or fixed base in France and who is (1) an individual (other than an Individual Holding Shares in a Retirement Plan, as defined below) or other noncorporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (2) a United States corporation, other than a regulated investment company, or (3) a United States corporation which is a regulated investment company, provided that less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States. In addition, a reference to an Eligible U.S. Holder includes a partnership or trust which is treated as a resident of the United States as defined pursuant to paragraph 2(b)(iv) of Article 4 of the Treaty and for which the ownership of ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (1) or (2) of the preceding sentence.

Payment of the avoir fiscal is made by the French Treasury not earlier than the January 15 following the close of the calendar year in which the related dividend is paid, and only after receipt by the French tax administration of a claim for such payment in accordance with the procedures described below. However, there are certain limitations on the availability of the avoir fiscal under the Treaty. First, the avoir fiscal is generally only granted if the Eligible U.S. Holder is subject to U.S. federal income tax on both the dividend and the avoir fiscal. Second, a partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit) in its capacity as an Eligible U.S. Holder is entitled to the avoir fiscal only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves Eligible U.S. Holders and are themselves subject to U.S. federal income tax on their respective shares of both the dividend and the avoir fiscal. Third, the Eligible U.S. Holder, where required by the French tax administration, must show that it is the beneficial owner of the ADSs or shares and that the holding of such ADSs or shares does not have as one of its principal purposes to allow another person to take advantage of the grant of the avoir fiscal under the Treaty.

A sample computation of the avoir fiscal and of the withholding tax for qualifying Eligible U.S. Holders that are individuals is the following:

Eligible U.S. Holder that is an individual
Company’s dividend per ADS	$100
Withholding rate under Treaty	15%
Amount withheld	(15)

Company’s dividend received in 2003	85

Avoir fiscal	50
Withholding rate under Treaty	15%
Amount withheld on avoir fiscal	(7.5)

Avoir fiscal payable by French Government after January 15, 2004	42.5

Net dividend before U.S. foreign tax credit (if any)	127.5

Under the Treaty, special rules apply to (1) any “Eligible Pension Fund”, which is a tax-exempt entity established in, and sponsored or established by a resident of, the United States (pursuant to the provisions of the Treaty), the exclusive purpose of which is to provide retirement or employee benefits, (2) any “Eligible Not-For-Profit Organization”, which is a tax-exempt entity organized in the United States, the use of whose assets is limited under U.S. federal or state laws, both currently and upon liquidation, to the accomplishment of the purposes that serve as the basis of its exemption from income taxation in the United States, and (3) any “Individual Holding Shares in a Retirement Plan”, meaning an individual who is a resident of the United States under the Treaty and who owns ADSs or shares through an individual retirement account, a Keogh plan or any similar arrangement. (“Eligible Pension Funds”, “Eligible Not-For-Profit Organizations” and “Individuals Holding Shares in a Retirement Plan” are referred to collectively as “Eligible Tax-Exempt Holders.”)

Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the avoir fiscal (the “partial avoir fiscal”), less a 15% dividend withholding tax on such amount, notwithstanding the general requirement described above that the holder be subject to U.S. tax on both the dividend and the avoir fiscal. The Eligible Tax-Exempt Holder, where required by the French tax administration, must show that it is the beneficial owner of the shares and that the holding of such shares does not have as one of its principal purposes to allow another person to take advantage of the grant of the partial avoir fiscal under the Treaty.

A sample computation of the avoir fiscal and of the withholding tax for Eligible Pension Funds or Eligible Not-For-Profit Organizations is the following:

Eligible Pension Fund or Eligible Not-For-Profit Organization
Company’s dividend per ADS	$100
Withholding rate under Treaty	15%
Amount withheld	(15)

Company’s dividend received in 2003	85

Avoir fiscal	3.53
Withholding rate under Treaty	15%
Amount withheld on avoir fiscal	(0.53)

Avoir fiscal payable by French Government after January 15, 2004	3.0

Net dividend	88.0

A sample computation of the avoir fiscal and of the withholding tax for Individuals Holding Shares in a Retirement Plan is the following:

Individuals Holding Shares in a Retirement Plan
Company’s dividend per ADS	$100
Withholding rate under Treaty	15%
Amount withheld	(15)

Company’s dividend received in 2003	85

Avoir fiscal	17.64
Withholding rate under Treaty	15%
Amount withheld on avoir fiscal	(2.64)

Avoir fiscal payable by French Government after January 15, 2004	15

Net dividend	100

Eligible Tax-Exempt Holders, whether individuals or not, are also entitled, under specified circumstances, to a refund of their allocable portion of any précompte paid by us with respect to the dividends they receive, but such refund is reduced by the amount of the partial avoir fiscal to which they are entitled and further reduced by the 15% dividend withholding tax.

Eligible Tax-Exempt Holders generally must follow the procedures set forth hereafter. Nevertheless, the existing French forms do not take into account the special tax treatment applicable to Eligible Tax-Exempt Holders with respect to the payment of the partial avoir fiscal and the refund of the précompte. Certain Eligible Tax-Exempt Holders may also be required to provide written evidence certified by the IRS of their status under U.S. federal income tax law. As a consequence, Eligible Tax-Exempt Holders are urged to contact their own tax advisers with respect to the procedures to be followed to obtain Treaty benefits.

Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the paying agent with French Treasury Form RF1 A EU-No. 5052 (the “Form”) before the date of payment of the relevant dividend, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the institution in charge of the management of the stock account (établissement gestionnaire du compte-titres) with a simplified certificate (the “Certificate”) stating that:

•	such holder is a U.S. resident as defined pursuant to the provisions of the Treaty,

•	such holder’s ownership of the ADSs or shares is not effectively connected with a permanent establishment or fixed base in France,

•	such holder owns all of the rights attached to the full ownership of the ADSs or shares, including but not limited to dividend rights, and

•	such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal.

In addition to the procedure described above, when completion of the Form is not possible prior to the payment of a dividend, please note that there are specific requirements regarding:

•	Eligible U.S. Holders and Eligible Tax-Exempt Holders (other than Eligible Pension Funds and other than regulated investment companies that are described in clause (3) of the definition of Eligible U.S. Holders), to which paragraph 25 of the June 1994 Regulations may apply.

•	Eligible Pension Funds, to which paragraphs 26 and 27 of the June 1994 Regulations may apply, and

•	regulated investment companies that are described in clause (3) of the definition of Eligible U.S. Holders, to which paragraph 28 of the June 1994 Regulations may apply.

Dividends paid to a U.S. Holder that is entitled to the reduced withholding tax rate of 15% but that is not entitled to the avoir fiscal (i.e., one who is not an Eligible U.S. Holder) will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if such holder duly completes and provides the paying agent with French Treasury Form RF1 B EU-No. 5053 (the “Treasury Form”) before the date of payment of the relevant dividend.

Dividends paid to any U.S. Holder that has not filed the relevant completed forms or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the relevant forms before December 31 of the year following the year during which the dividend is paid.

The avoir fiscal or partial avoir fiscal is generally expected to be paid to Eligible U.S. Holders and Eligible Tax-Exempt Holders within 12 months of filing the Form or the Certificate, as appropriate, but not before

January 15 following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form or the Certificate, but not before January 15 following the end of the calendar year in which the related dividend is paid.

The relevant forms or the Certificate, together with their respective instructions, are available from the United States Internal Revenue Service and at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2, France). The depositary will provide to all U.S. Holders of ADRs the forms or Certificate, together with the respective instructions, and will arrange for the filing with the French tax authorities of all forms and Certificates completed by U.S. Holders of ADRs and returned to the Depositary within sufficient time.

Précompte.    Amounts distributed as dividends, by decision of the annual shareholders’ meeting, by French companies out of profits which have not been taxed at the ordinary corporate income tax rate, or which have been earned and taxed more than five years before the distribution, are subject to a “précompte” (or prepayment) by such companies. The précompte is paid by the distributing company to the French tax authorities and is equal to a maximum of 50% of the dividend distributed before withholding tax. We believe that we may be subject to payment of a précompte with respect to any dividends in the foreseeable future.

A U.S. Holder not entitled to the full avoir fiscal may generally obtain, under specified circumstances, a refund from the French tax authorities of that holder’s allocable portion of précompte paid by us with respect to the dividends paid to the holder. Pursuant to Treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends. A U.S. Holder is only entitled to a refund of précompte actually paid in cash by us.

A U.S. Holder entitled to the refund of the précompte must apply for such refund by filing the Treasury Form before the end of the year following the year in which the dividend was paid. The Treasury Form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2, France). The depositary will, upon request, provide to U.S. Holders of ADRs the Treasury Forms, together with the respective instructions, and will arrange for the filing with the French tax authorities of all Treasury Forms completed by U.S. Holders of ADRs and returned to the Depositary within sufficient time.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of a dividend (other than certain pro rata distributions of shares or rights to acquire shares to all shareholders) and the amount of the avoir fiscal and/or précompte (if any) paid to a U.S. Holder, including any French withholding tax thereon, will be included in income as ordinary dividend income in the year each such payment is received (which, in the case of a U.S. Holder of ADSs, will be the year of receipt by the depositary) to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid by us. The amount of any dividend, avoir fiscal or précompte paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the euros on the date such dividend or avoir fiscal or précompte amount is included in income (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the depositary), regardless of whether the payment is in fact converted into dollars at that time. A U.S. Holder will generally be required to recognize United States source ordinary income or loss upon the sale or disposition of euros. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from dividends in excess of the Treaty rate of 15%.

Under recently enacted legislation, income tax rates for individuals and other noncorporate U.S. holders on dividends and long-term capital gains may be reduced to 15% (or even lower for individuals in the lowest tax brackets) if certain conditions are met. The reduced income tax rate may be applicable to U.S. individuals and other noncorporate U.S. Holders owning shares or ADSs. Prospective investors should consult their own tax advisors regarding the application of this new legislation to their particular circumstances.

French withholding tax imposed at the Treaty rate of 15% on dividends paid by us and on any related payment of the avoir fiscal or précompte is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder’s United States federal income tax liability. French taxes withheld excess of the Treaty rate of 15% will not be eligible for credit against a U.S. Holder’s United States federal income tax liability. For foreign tax credit purposes, dividends (and related avoir fiscal or précompte amounts) will generally constitute foreign source “passive” income, or in the case of certain holders, “financial services” income.

Taxation of Capital Gains

Under the Treaty, no French tax is levied on any capital gain derived from the sale, exchange or other disposition of ADSs or shares by a U.S. Holder who (1) is a resident of the United States under the Treaty, and (2) does not have a permanent establishment or fixed base in France to which the ADSs or shares are effectively connected. Special rules apply to individuals who are residents of more than one country.

In general, for United States federal income tax purposes, subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize capital gain or loss on the sale, exchange or other disposition of ADSs or shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. Any gain or loss will generally be United States source gain or loss. The deposit or withdrawal under the deposit agreement of shares by a U.S. Holder in exchange for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

Based upon certain management estimates and the nature of the business activities of our corporate group, we do not expect to be a “passive foreign investment company”, or “PFIC”, for our current taxable year or for future taxable years. However, because the determination of whether or not we are a PFIC will be based upon the composition of our corporate group’s income and assets from time to time and because of uncertainties in the application of U.S. federal income tax rules to certain businesses conducted by our corporate group (which may be viewed as commodities businesses for purposes of such tax rules), there can be no assurance that we will not be considered a PFIC for any taxable year. We do not intend to assess whether we are a PFIC in any taxable year.

Special U.S. federal income tax rules apply to U.S. Holders of stock in a PFIC. A company will be classified as a PFIC if, after the application of certain “look through” rules, either (1) 75% or more of the gross income of the company in a taxable year is “passive income”, or (2) the average percentage of assets by value of the company in a taxable year which produce or are held for the production of “passive income” is at least 50%. Passive income for this purpose generally includes dividends, interest, certain rents and royalties and certain gains from commodities transactions and from securities transactions.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, such U.S. Holder would generally be subject to special rules with respect to (a) any “excess distribution” by us to the U.S. Holder (very generally, any distributions received by the U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the ADSs or shares, if shorter), and (b) any gain realized on the sale, exchange or other disposition (including a pledge) of the ADSs or shares. Under these special rules, (1) the excess distribution or gain would be allocated ratable over the U.S. Holder’s holding period for the ADSs or shares, (2) the amount allocated to the current taxable year or to any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that taxable year and an interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such taxable year. Under certain circumstances, a mark to market election may be available to U.S. Holders, which could result in different tax consequences to such holders. U.S. Holders should consult their tax advisors concerning such election.

If the ADSs or shares constitute stock in a PFIC, a U.S. Holder would be required to make an annual return on United States Internal Revenue Service Form 8621 regarding distributions received on such securities and any gain realized on the sale, exchange or other disposition of such securities.

French Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978, a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax will generally not be subject to French tax unless (1) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (2) the ADSs or shares were used in, or held for use in, the conduct of a business through or pertaining to a permanent establishment or fixed base in France.

Prospective investors in shares or ADSs should consult their own tax advisers as to the applicability of the November 24, 1978 Convention mentioned above.

French Wealth Tax

The French wealth tax does not apply to any U.S. Holder that is not an individual or, in the case of natural persons, to a holder who owns, alone or with their parents, directly or indirectly, ADSs or shares representing the right to less than 25% of our profits.

U.S. Information Reporting and Backup Withholding

Dividends paid on ADSs or shares to a U.S. Holder, or proceeds from a U.S. Holder’s sale, exchange or other disposition of ADSs or shares, may be subject to U.S. information reporting requirements. Those dividends or proceeds from sale or disposition may also be subject to U.S. backup withholding unless the U.S. Holder:

•	is a corporation or come within certain other exempt categories, and, when required, demonstrates this fact, or

•	provides a correct taxpayer identification number on a properly completed United States Internal Revenue Service Form W-9 or substitute form, certifies that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability if the U.S. Holder provides the required information to the United States Internal Revenue Service. If a U.S. Holder is required to and does not provide a correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the United States Internal Revenue Service.

Specific tax provisions

In France, public services contracting companies are authorized to deduct tax-free reserves from revenues for concession renewals and so-called “obsolescence” depreciations. Renewal reserves enable a company to have the necessary funds to finance a project at the projected date of renewal. The purpose of obsolescence depreciations is to enable these companies to reconstitute the necessary capital for financing investments they have made to ensure operation of a public service.

F.    Dividends and Paying Agents

Not applicable

G.    Statement by Experts

Not applicable.

H.    Documents on Display

The documents concerning Suez which are referred to herein may be inspected at the Securities and Exchange Commission, or at the offices of Suez, at 16, rue de la Ville l’Evêque, 75008 Paris, France. You may read and copy any documents filed or furnished by us at the Securities and Exchange Commission’s public reference rooms in Washington D.C., New York, New York, and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the reference rooms.

I.    Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE	AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion includes forward-looking statements that involve risks and undertakings. Our actual results could differ materially from those projected.

Our major market risk exposures are changing interest rates, currency fluctuations, equity investments, commodities and trading risk. We use derivative financial instruments primarily to manage these market risks exposures. Except for commodities and certain equity investments, which involve trading strategies, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or commitments. Fair value calculations are presented in Note 18 to our consolidated financial statements.

Cash Management

Cash management surpluses are pooled within dedicated Group financial entities, including Suez Finance S.A., Suez Finance LP and Tractebel Cash Management Services—TCMS, before being redistributed to borrower entities. An intermediate pooling is performed either at the business level or by geographical area.

Our cash surpluses are almost entirely denominated in euro and do not therefore generate a foreign exchange risk. They are invested in short-term instruments to ensure maximum liquidity at a minimum risk.

Debt Management

We aim to maintain a well balanced maturity profile and to diversify our sources of debt in terms of markets (such as bank debt, bonds and commercial paper), maturities and counterparties. Of our borrowings and long-term debt as of December 31, 2002, €13,396 million had a maturity of under one year, €11,061 million had a maturity between one and five years and €10,087 million had a maturity greater than five years.

Depending on its nature, the financing is made by Suez (convertible bond issues, bank facilities), the GIE Suez Alliance (bond issues, medium term notes), Suez Finance S.A. (treasury notes, medium term notes), Suez Finance LP (US commercial paper), or directly by the subsidiaries (bank facilities, capital leases, project financing, etc.). Large syndicated deals are fully underwritten before being launched on the market.

Financing is generally denominated in the same currency as the cash flows generated by the assets financed, and primarily the euro, U.S. dollar and pound sterling.

As of December 31, 2002, we maintained a portfolio of confirmed, undrawn credit lines and treasury note back-up lines amounting to €6,854.6 million. These credit lines amounted to €5,934.2 million as of December 31, 2001.

On-balance sheet information for long-term debt arrangements and investments in marketable securities are as follows:

On Balance-Sheet Financial Instruments	Average Debt Rate	Maturities of notional contract values as of December 31, 2002							Fair Value
		2003	2004	2005	2006	2007	>5 years	Total
			(€ millions)
Assets
Equity Securities	—	5,733.6	—	—	—			5,733.6	5,734.5
Marketable Securities	—	2,575.8	—	—	—			2,575.8	2,583.0
Liabilities
Borrowings and long-term debt	4.7%	13,396.1	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2	34,544.5	35,488.2

On Balance-Sheet Financial Instruments	Average Debt Rate	Maturities of notional contract values as of December 31, 2001							Fair Value
		2002	2003	2004	2005	2006	>5 years	Total
				(€ millions)
Assets
Equity Securities	—	6,448.1	—	195.4	—	—	9.6	6,653.1	9,218.0
Marketable Securities	—	1,122.6	—	—	—	—	—	1,122.6	1,182.1

Liabilities
Borrowings and long-term debt	5.3%	10,109.6	2,993.9	5,161.6	1,972.7	1,983.2	11,539.6	33,760.6	35,532.3

We consider the fair value of all other current assets and liabilities (Other assets, Accounts receivable and Accounts payable, Cash and cash equivalents) to be equivalent to the carrying amounts due to the short maturity of these items.

The fair value of Equity Securities and Marketable Securities is based on quoted market prices, when available, prices observed for recent transactions or estimated values. When quoted prices are not available, management reviews comparable transactions and the price to earnings ratio of comparable businesses to determine the amount expected to be received in a current sales.

Valuations for long-term debt are determined based on borrowing rates currently available to us for loans with similar terms and maturities.

Currency Risk

Our foreign exchange risk related to long-term assets and cash flows denominated in non-euro currencies is hedged, if possible, through the provision of financing in the same currency. As a result, we maintain a portion of our financing in U.S. dollars and pounds sterling, reflecting our business in these currencies. At December 31, 2002, our consolidated U.S. dollar denominated debt amounted to 28% of our total consolidated gross debt, while our pound sterling denominated debt amounted to 10% of our consolidated gross debt (compared to 34% and 10%, respectively, as of December 31, 2001). We can adjust the amount of U.S. dollar denominated debt as needed using our available long-term multi-currency revolving credit lines.

With respect to the foreign exchange risk in emerging markets, we reduce when possible our risks through contractual price adjustments negotiated in concession contracts, U.S. dollar denominated contracts, and increasing the local portion of our costs. We may also use derivative instruments such as foreign currency swaps, forward contracts or collars. We may also hedge our exposure related to firm commitments either by entering into specific insurance policies, such as contracts with Compagnie Française d’Assurance pour le Commerce Extérieur”, an insurance company that caters to the needs of French companies investing in or doing business outside of France or by using forward contracts.

In addition, we hedge estimated cash flows related to forecasted investments and divestments using firm or option contracts.

We do not enter into forward foreign currency exchange contracts for trading purposes.

As indicated in Note 2 to the consolidated financial statements, the Argentine subsidiaries of the group recorded an exceptional charge of €500 million at December 31, 2002 (Group share) due to the impact of the Argentine peso devaluation primarily on the debt denominated in US dollars on the basis of an Argentine peso to USD exchange rate of 3.37 to 1. Our exposure to the carrying devaluation will depend on the outcome of negotiations with lenders in order to seek a remedy to the default situation under the loans. See “Item 3. Risk Factors”.

Interest Rate Risk

We are a net borrower. The interest rate risk to which we are exposed is a function of our long-term and short-term debt. In view of the stable nature of many of the prices in our businesses, we are exposed to interest rate increases. An increase in interest rates would lead to an increase in our interest charges and would have a negative impact on our results. Consequently, our policy is to maintain a substantial part of our debt at fixed rates. As of December 31, 2002, fixed rate interest debt amounted to 52% of our total debt after hedging (compared to 55% as of December 31, 2001). The remaining portion of our debt is subject to floating interest rates.

Off-balance sheet financial instruments held to manage interest rate risk and foreign currency risk are as follows:

	As of December 31, 2002
	Notional contract value maturing in year ending December 31,
	Average Rate	2003	2004	2005	2006	2007	> 5 years	Total	Fair value
		(€ millions)
Interest rate swaps—Pay fixed rate		780.7	1,840.5	1,469.3	194.3	489.8	622.1	5,396.7	(308.9)
	€4.0%	369.9	785.6	558.2	65.8	24.3	255.8	2,059.6	(106.9)
	£6.5%	38.9	1.1	185.8	1.4	1.5	11.0	239.7	(15.3)
US$	5.5%	342.8	1,023.7	676.8	121.0	457.4	311.3	2,933.0	(171.1)
Other currencies	6.6%	29.1	30.1	48.5	6.1	6.6	44.0	164.4	(15.6)

Interest rate swaps—Receive fixed rate		1,695.6	103.5	172.0	52.6	42.9	2,582.0	4,648.7	299.1
	€4.5%	1,672.8	66.7	30.0	50.7	16.1	2,078.1	3,914.4	187.0
	£6.2%	16.9	23.1	—	—	—	504.0	544.0	100.6
US$	3.7%	5.9	6.5	142.0	1.9	26.8	—	183.1	11.0
Other currencies	7.5%	—	7.2	—	—	—	—	7.2	0.5

Interest rate swaps—Floating/Floating		77.2	953.6	4.9	—	106.1	—	1,141.8	(7.0)
€		20.0	—	—	—	106.1	—	126.1	1.4
US$		57.2	953.6	4.9	—	—	—	1,015.7	(8.4)

FRA (Forward Rate Agreement)—Purchased		251.3	158.7	158.7	119.0	—	—	687.7	(1.7)
	€4.5%	188.7	158.7	158.7	119.0	—	—	625.1	(1.7)
Other currencies	4.1%	62.6	—	—	—	—	—	62.6	—

Caps—Purchased		159.0	155.5	148.5	63.2	111.2	35.0	672.4	2.5
	€6.5%	59.9	147.0	39.3	53.9	106.8	16.1	423.0	0.4
US$	7.7%	99.1	8.5	109.2	9.3	4.4	18.9	249.4	2.1

Caps—Sold		48.3	—	106.4	39.7	—	—	194.4	—
	€6.1%	—	—	39.7	39.7	—	—	79.4	0.1
US$	7.8%	48.3	—	66.7	—	—	—	115.0	(0.1)

Floors—Purchased
	€4.3%	35.0	30.0	—	—	—	—	65.0	0.8

Collars		3.5	18.6	66.4	100.7	4.6	39.6	233.4	(23.5)
US$	4.8%-6.5%	3.1	2.3	66.4	100.7	4.6	39.6	216.7	(23.1)
	£5.6%-8.0%	0.4	16.3	—	—	—	—	16.7	(0.4)

	As of December 31, 2002
	Notional contract value maturing in year ending December 31,
	2003	2004	2005	2006	2007	> 5 years	Total	Fair value
Currency swaps—By currency borrowed	148.8	174.4	194.7	208.8	346.0	1,182.8	2,255.5	192.4
US$	144.0	157.6	182.2	191.6	330.6	1,182.8	2,188.8	188.9
Other currencies	4.8	16.8	12.5	17.2	15.4	—	66.7	3.5

Currency swaps—By currency lent	16.1	247.3	49.6	122.3	—	—	435.3	0.7
	€—	—	49.6	—	—	—	49.6	(16.1)
Other currencies	16.1	247.3	—	122.3	—	—	385.7	16.8

Foreign exchange swaps—By currency borrowed	2,893.2	22.3	63.4	0.8	0.8	7.3	2,987.8	69.8
US$	2,374.9	0.8	0.8	0.8	0.8	7.3	2,385.4	55.9
	£286.8	—	—	—	—	—	286.8	1.8
Other currencies	231.5	21.5	62.6	—	—	—	315.6	12.1

Foreign exchange swaps—By currency lent	105.7	—	53.2	14.5	12.2	—	185.6	(8.7)
US$	4.7	—	53.2	14.5	—	—	72.4	(11.1)
	£101.0	—	—	—	—	—	101.0	2.4
Other currencies	—	—	—	—	12.2	—	12.2	—

Forward contracts—Purchased	47.7	1.3	—	—	89.7	—	138.7	(3.7)
	€15.0	1.3	—	—	—	—	16.3	1.5
US$	19.9	—	—	—	89.7	—	109.6	(5.5)
	£5.9	—	—	—	—	—	5.9	—
Other currencies	6.9	—	—	—	—	—	6.9	0.3

Forward contracts—Sold	194.3	34.6	16.5	5.5	5.5	81.5	337.9	36.9
	€—	—	10.3	—	—	—	10.3	0.6
	£26.9	—	—	—	—	—	26.9	—
US$	153.1	31.7	5.5	5.5	5.5	81.5	282.8	29.7
Other currencies	14.3	2.9	0.7	—	—	—	17.9	6.6

Foreign exchange options
Call—Purchased
US$	9.7	—	—	—	—	—	9.7	(0.1)
Put—Purchased
US$	9.7	—	—	—	—	—	9.7	0.6
Put—Sold
US$	9.5	—	—	—	—	—	9.5	(0.3)

Insurance contracts (COFACE)
US$	29.8	19.5	—	—	—	—	49.3	4.4

Total	6,515.1	3,759.8	2,503.6	921.4	1,208.8	4,550.4	19,459.1	253.3

The fair value of foreign currency and interest rate instruments has been estimated by discounting future cash flow differentials, or by obtaining a market price from third-party banks.

Equity Risk

The Group has optimized the management of its securities portfolio through derivatives, including derivatives embedded in exchangeable bonds.

Off-balance sheet financial instruments held to manage equity risk are as follows:

	As of December 31, 2002
	Notional contract value maturing in year ended December 31,
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
				(€ millions)
Equity instruments
Stock options
Call—sold	30.7	—	—	—	—	—	30.7	(0.7)
Call—purchased	16.2	—	—	—	—	—	16.2	—

Total	46.9	—	—	—	—	—	46.9	(0.7)

A uniform 10% drop in the stock price of the companies held as of December 31, 2002 would result in an exceptional expense of approximately €360 million. A uniform rise of 10% would result in a recovery from provisions of approximately €345 million.

Counterparty Risk

Transactions involving foreign exchange hedging, interest rate management, equity derivatives or short-term investments are carried out exclusively using highly-rated counterparties. These counterparties are chosen according to the ratings assigned by the credit rating agencies and are generally major international banks. We are not exposed to any material concentration of our credit risk and do not anticipate any third party default that might have a significant negative impact on our financial position and results.

At the end of 2002, we held substantial amounts of excess cash. Although these surpluses were invested with well-diversified, major investment grade banks using liquid and riskless products, the failure of one of these counterparties to repay at maturity would have a negative impact on our financial position.

Commodity Risk

Commodity Price Hedging Activities

The energy sector is exposed to market risk arising from variation of the prices of raw materials and commodities such as natural gas or Brent crude oil.

Since 2000, we have chosen to enter into commodity forwards, swaps and options in order to monitor such exposure. These contracts have either been negotiated OTC (over-the-counter) or traded on organized markets.

We use derivatives as hedges to limit price fluctuations resulting from our operating businesses. Brent swaps have been traded in order to hedge prices volatility generated by optionality clauses in pricing formulas of long-term supply contracts. We have also entered into gas forwards and options in order to offset exposure to changes in the fair value of sales contracts.

The cumulative market value of these commodity hedging transactions amounted to (€55) million as of December 31, 2002 (€64 million as of December 31, 2001).

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their nominal amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

	Notional amount in thousands of MMBTU							Fair value In millions of €
	As of December 31, 2002
Commodity instruments	2003	2004	2005	2006	2007	Thereafter	Total
Natural gas and electricity	(15,572.4)	(2,096.8)	23,792.0	20,761.7	33,957.5	47,568.3	108,410.2	(106.6)
Swaps	(17,072.4)	(2,096.8)	23,792.0	20,761.7	33,957.5	47,568.3	106,910.2	(107.2)
Forwards/futures	1,500.0	—	—	—	—	—	1,500.0	0.6

Fuel, Gas oil & Heating oil	36,866.3	33,773.8	30,402.5	—	—	—	101,042.7	6.9
Swaps	36,582.8	33,773.8	30,402.5	—	—	—	100,759.2	6.8
Forwards/futures	283.5	—	—	—	—	—	283.5	0.1

Brent Gas	55,464.0	55,464.0	55,464.0	40,211.4	—	—	206,603.4	44.8
Swaps	55,464.0	55,464.0	55,464.0	40,211.4	—	—	206,603.4	44.8

Total	76,757.9	87,141.0	109,658.4	60,973.1	33,957.5	47,568.3	416,056.3	(54.9)

In addition, the Group also holds forward and option contracts on natural gas, entered into in connection with the production capacity optimization strategy. These contracts mature in 2003, and the net notional amount of the positions is a negative €48.1 million, the fair value amounting to €17 million as of December 31, 2002. The fair value of hedging derivative instruments must be assessed with regard to the underlying assets hedged which are not revalued.

Trading activities in commodities

The Group enters into spot and forward contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed using a variety of intermediary instruments traded in Europe and the United States. These products are traded through a variety of instruments including forward contracts, which may involve physical delivery of an energy commodity, swap agreements, which may require payments to, or receipt of payments from, counterparties based on the differential between a fixed and variable price for the commodity, options and other contractual agreements. We use commodity derivatives in order to optimize prices proposed to industrial and commercial customers in the energy sector, as well as for positions taken on our own behalf.

In accordance with internal risk control procedures, risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily and credit limits are adjusted immediately as new financial data concerning the counterparties becomes available.

Market risks are monitored by risk control groups operating independently from the units that create or actively manage these risk exposures to ensure compliance with the stated risk management policies.

We maintain credit policies with regard to our counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential counterparties’ financial condition (including credit rating), collateral requirements under certain circumstances and the use, if possible, of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty.

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in thousands of MMBTU, millions of British Thermal Units, standard on version unit for energy contracts):

	As of December 31, 2002		As of December 31, 2001
Commodities	Notional Amount (Net*)	Maximum maturity in years	Notional Amount (Net*)	Maximum maturity in years
Electricity and Natural gas	(11,498.2)		46,465.5
Swaps	(978.9)	9	(18,792.4)	6
Options	1,073.6	3	23,641.5	2
Futures / Forward contracts	(11,592.9)	9	41,616.4	3

Crude oil	1,377.5		(10,507.7)
Swaps	0.7	4	(8,050.7)	1
Options	634.8	2	(2,457.0)	1
Futures	742.0	1	—	—

Fuel, Gas oil and Heating oil	5,320.4		(37,163.6)
Swaps	5,320.4	1	(37,163.6)	2
Options	—	—	—	—
Futures	—	—

Total	(4,800.3)		(1,205.8)

(*)	purchase position/(selling position)

Notional amounts reflect the volume of open transactions and not the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts are not an exact measure of the Group’s exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, to the extent that price risk management could lead to netting of these positions on the market at any time within the limit of the Group’s available funds.

Average maturity, weighted by volume, of the Group’s commitment portfolio as of December 31, 2002 and 2001 was approximately 4.5 and 2.7 years, respectively.

Fair Value

The fair value as of December 31, 2002 and 2001 and the average fair value of instruments used in commodity trading activities is set forth below:

	Fair value as of December 31, 2002	Average fair value for the year ended December 31, 2002(1)	Fair value as of December 31, 2001	Average fair value for the year ended December 31, 2001(1)
	(€ millions)
Natural gas and electricity	(8.6)	4.5	(32.2)	27.2
Crude oil	0.5	0.3	(4.6)	0.8
Fuel, Gas oil and Heating oil	(4.4)	(2.9)	(7.5)	(2.9)

Total	(12.4)	1.9	(44.3)	25.1

(1)	Month-end positions.

These fair values are not representative of probable future cash flows insofar as the underlying positions are sensitive to price movements and can be modified by new transactions.

The following table presents the fair value of financial instruments held by the Group as of December 31, 2002, as part of its energy trading activities, analyzed by valuation method and maturity.

	Contract fair value as of December 31, 2002
	<1 year	1 to 5 years	> 5 years	Total fair value
Listed price on an active market(1)	(5.2)	10.8	—	5.6
Price provided by other external sources(2)	(21.6)	(4.2)	—	(25.8)
Price based on calculation models or other valuation methods(3)	9.3	0.6	(2.1)	7.8

Total	(17.5)	7.2	(2.1)	(12.4)

(1)	Listed price on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trade day.
(2)	Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value long-term contracts and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions on these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and commodity. During these periods and in reduced liquidity areas, the Group estimates the price based on organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the transactions obtained and the prices received from brokers.
(3)	Models and other valuation methods: the Group estimates the fair value of less-standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and discounted value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. While listed market prices are not available for these derivative contracts themselves, the market price of the underlying commodity is a significant component in the valuation of these contracts.

Changes In Fair Value During 2002

The following table reflects the changes in fair value between December 31, 2001 and 2002.

(€ millions)
Fair Value as of December 31, 2001	(44.3)
Contracts unwound or settled in 2002	(44.1)
Initial fair value recorded for new contracts in 2002(1)	—
Fair value movements due to changes in appraisal techniques(2)	1.3
Other changes in fair values(3)	74.5
Fair value as of December 31, 2002	(12.4)

(1)	Energy trading contracts presenting unrealized gains or losses from initiation.
(2)	Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.
(3)	Represent fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

Value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions.

Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by the trading activities which manage the positions resulting from the range of products offered to our customers and our production units and positions taken on the Group’s own behalf.

The Group assesses, measures and manages the market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. The quantification of the market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

	December 31, 2002	2002 Average(1)	2001 Average(1)	2002 High(2)	2002 Low(2)
Value at risk	4.2	4.6	5.2	10.5	1.5

(1)	average daily values (100%).
(2)	month-end highs and lows observed in 2002.

Value at risk (VAR) represents the maximum potential loss in value in an asset portfolio, based on a given investment period and confidence interval. The value at risk is not necessarily an indication of potential future results. The Group assumes an investment period of 1 day and a confidence interval of 95%.

Credit Risk

In conjunction with the valuation of its financial instruments, the Group provides reserves for risks associated with its trading activity, including credit risk. Credit risk reflects the loss, calculated at market value, that the Group would incur as a result of nonperformance by counterparties of their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and a risk management policy in order to minimize this risk (evaluation of potential counterparties’ financial condition, including credit rating, security requests, use where possible of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty, and collateral requirements).

As of December 31, 2002, 82.9% of counterparties were “investment grade”.

	2002		2001
	Investment Grade(1)	Total	Investment Grade(1)	Total
	(€ millions)
Oil and gas producers	7.3	9.8	84.8	89.6
Energy marketers	164.1	191.2	183.4	208.1
Gas and electric utilities	168.9	215.4	69.2	92.0
Financial institutions	39.5	41.1	17.6	19.7
Industrials	7.4	9.0	30.8	31.4
Organized markets	—	0.9	—	—

Total	387.3	467.4	385.8	440.8

(1)	The “Investment Grade” column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB- or Baa3 respectively, or an equivalent Dun & Bradstreet rating. Exceptionally, “Investment Grade” status is also determined using publicly available credit ratings, along with consideration of pledged assets, letters of credit and parent company guarantees.

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

Not applicable.

ITEM 14.

Not applicable.

ITEM 15. CONTROLS	AND PROCEDURES

The Chief Executive and Chief Financial Officer of Suez have evaluated the effectiveness of Suez’s “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) as of a date within 90 days prior to the filing of this Annual Report and concluded that, as of the date of their evaluation, Suez’s disclosure controls and procedures were effective and designed to ensure that material information relating to Suez, including its consolidated subsidiaries, is made known to them by others within these entities, particularly during the period in which this Annual Report has been prepared.

There have been no significant changes in Suez’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.

Not applicable.

PART III

ITEM 17.

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS AND INDEX TO FINANCIAL STATEMENTS

See pages F-  through F-  for the consolidated financial statements of Suez.

ITEM 19. EXHIBITS

Exhibit Number

1.1	Articles of Association of Suez as amended to date.

2.1	Depositary Agreement.(1)

2.2	The total amount of our long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Mortgage loan contract between Compagnie de Suez and Ms. Bernis dated November 20, 1996 and English translation.(1)

4.2	Mortgage loan contract between Compagnie de Suez and Mr. Billioud dated August 29, 1995 and English translation.(1)

4.3	Mortgage loan contract between Credisuez and Mr. Cros dated August 25, 1992 and English translation.(1)

4.4	Mortgage loan contract between Compagnie de Suez and Mr. Théron dated February 3, 1992 and English translation.(1)

4.5	Extract of the Minutes of the Board of Directors Meeting of March 6, 2002.

8.	For a list of our significant subsidiaries, see “Item 4. Information on the Company—Organizational Structure”.

99.1	Additional Exhibit

(1)	Incorporated by reference to Exhibits 2.1 and 4(c)1 through 4, respectively, to the Company’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 29, 2001.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUEZ

By:	/s/ GÉRARD MESTRALLET

Name:	Gérard Mestrallet
Title:	Chief Executive Officer

Dated:  June 26, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Gérard Mestrallet, certify that:

1.	I have reviewed this annual report on Form 20-F of Suez;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 26, 2003

By:	/s/ GÉRARD MESTRALLET

Gérard Mestrallet Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Gérard Lamarche, certify that:

1.	I have reviewed this annual report on Form 20-F of Suez;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 26, 2003

By:	/S/ GÉRARD LAMARCHE

Gérard Lamarche Chief Financial Officer

BARBIER FRINAULT & AUTRES ERNST & YOUNG Commissaire aux Comptes Membre de la Compagnie de Versailles 41, rue Ybry 92576 Neuilly-sur-Seine Cedex	DELOITTE TOUCHE TOHMATSU - AUDIT Commissaire aux Comptes Membre de la Compagnie de Versailles 185, avenue Charles de Gaulle BP 136 92203 Neuilly-sur-Seine Cedex

To the Shareholders of Suez S.A.:

We have audited the accompanying consolidated balance sheets of Suez S.A. and its subsidiaries (“the Group”) as of December 31, 2002, 2001, and 2000, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002 (together the “Consolidated Financial Statements”). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Fortis, the investment in which is reflected in the accompanying financial statements using the equity method of accounting until December 17, 2001. The investment in Fortis (formerly Fortis (B)) represents 2.3 percent of the consolidated total assets at December 31, 2000 and the equity in its net income represents 14.0 percent and 19.0 percent of consolidated net income for the years ended December 31, 2001 and 2000, respectively. The financial statements of Fortis were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Fortis, is based solely on the report of the other auditors. Our audits also included the adjustments necessary for the inclusion of Fortis’ results of operations in the Consolidated Financial Statements of the Group.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France.

Notes 1, 13, 14 and 15 to the consolidated financial statements explain the change in the accounting method linked to the initial application of the provisions of CRC rule 2000-06.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders’ equity as of December 31, 2002, 2001, and 2000, and the consolidated results of operations for each of the three years in then ended, to the extent summarized in Notes 26 to 28 of the Notes to the consolidated financial statements.

Neuilly-sur-Seine, June 25, 2003

The Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG /s/ Christian Chochon	DELOITTE TOUCHE TOHMATSU - AUDIT /s/ Jean-Paul Picard

KPMG Accountants N.V.

20 June 2002

The Board of Directors

Fortis SA/NV and Fortis NV

Report of Independent Accountants

We have audited the consolidated balance sheets of the Fortis Group as of 31 December 2001, 2000 and 1999 showing a net equity of respectively Euro 13,844.5 mio, Euro 15,196.8 mio and Euro 13,507.9 mio and the related consolidated profit and loss accounts and consolidated statements of comprehensive income and cash flows for each of the three years ended 31 December 2001. These consolidated financial statements, which are not separately presented herein, are the responsibility of Fortis management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fortis as of 31 December 2001, 2000 and 1999 and the consolidated results of its operations and cash flows for the three years ended 31 December 2001, in accordance with accounting principles generally accepted in Belgium.

The accounting principles used in the preparation of the consolidated financial statements vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the results of operations for each of the years ended 31 December 2001, 2000 and 1999 and shareholders’ equity as of 31 December 2001, 2000 and 1999 to the extent summarized in the notes to the consolidated financial statements.

PricewaterhouseCoopers Represented by	KPMG Accountants N.V.

SUEZ

CONSOLIDATED BALANCE SHEETS—ASSETS

	Note	December 31, 2002			December 31, 2001	December 31, 2000
		Gross	Dep., amort. & reserves	Net	Net	Net
	In millions of €
INTANGIBLE ASSETS	9	5,423.6	1,520.6	3,903.0	4,234.9	3,887.0
GOODWILL	8	11,065.6	2,354.7	8,710.9	10,319.3	9,763.6
TANGIBLE ASSETS	9
—Owned outright		49,190.4	24,508.1	24,682.3	28,662.9	27,593.3
—Under concession		8,249.7	2,645.7	5,604.0	5,532.5	5,400.1
—Construction in progress and down payments		3,009.6	20.1	2,989.5	3,796.2	4,009.2
FINANCIAL ASSETS
—Equity securities	10.1	7,348.2	1,614.6	5,733.6	6,653.1	4,007.4
—Companies accounted for under the equity method	7	3,270.4	—	3,270.4	3,254.0	5,743.9
—Other financial assets	10.3	2,478.7	382.9	2,095.8	1,256.2	1,354.0
TOTAL NON-CURRENT ASSETS		90,036.2	33,046.7	56,989.5	63,709.1	61,758.5
INVENTORIES & WORK-IN-PROGRESS	11.1	2,790.2	137.6	2,652.6	4,203.3	2,766.1
ACCOUNTS RECEIVABLE
—Trade accounts and notes receivable		10,570.3	603.2	9,967.1	10,212.6	8,495.5
—Other receivables		3,849.7	147.0	3,702.7	3,377.4	3,770.5
MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS
—Marketable securities	10.4	2,611.1	35.4	2,575.7	1,122.6	1,348.3
—Cash and cash equivalents		5,963.2	—	5,963.2	4,628.6	4,488.6
PREPAID EXPENSES	12	2,300.5	—	2,300.5	2,227.8	2,870.1
TOTAL CURRENT ASSETS		28,085.0	923.2	27,161.8	25,772.3	23,739.1
TOTAL ASSETS		118,121.2	33,969.9	84,151.3	89,481.4	85,497.6

SUEZ

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2002	December 31, 2001	December 31, 2000
	In millions of €
LIABILITIES AND SHAREHOLDERS’ EQUITY
—Share capital		2,014.8	2,052.6	2,042.7
—Additional paid-in capital		6,439.8	6,843.3	6,690.7
—Consolidated reserves		5,048.9	4,132.8	3,059.6
—Cumulative translation adjustment		(1,691.0)	112.3	231.7
—Net income /(loss) for the year		(862.5)	2,086.7	1,919.4
—Treasury stock		(372.6)	(830.5)	(810.0)
SHAREHOLDERS’ EQUITY	13	10,577.5	14,397.2	13,134.1
MINORITY INTERESTS	14	5,190.7	6,447.0	7,089.3
TOTAL SHAREHOLDERS’ EQUITY		15,768.2	20,844.2	20,223.4
SPECIAL CONCESSION ACCOUNTS	9.3	4,849.2	4,668.6	4,602.7
RESERVES FOR CONTINGENCIES AND LOSSES	15	10,208.1	9,437.1	9,917.7
BORROWINGS & LONG-TERM DEBT	16	34,544.5	33,760.6	32,191.9
ACCOUNTS PAYABLE
—Advances and down payments received on orders		1,543.9	3,071.6	1,657.8
—Trade payables		6,643.2	6,343.3	5,172.5
—Other accounts payable	17	6,558.6	6,854.5	6,876.2
DEFERRED INCOME	12	4,035.5	4,501.5	4,855.4
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		84,151.3	89,481.4	85,497.6

SUEZ

CONSOLIDATED STATEMENTS OF INCOME

	Note	2002	2001	2000
		In millions of €, unless by share
REVENUES		46,089.8	42,359.2	34,617.0
OTHER INCOME		2,073.6	1,774.1	1,766.0
Other operating income	3.1	1,606.3	1,350.3	1,340.5
Income from mixed inter-municipal companies and partnerships	3.2	467.3	423.8	425.5
OPERATING EXPENSES		41,384.9	36,970.8	29,579.3
Purchases and changes in inventories		17,127.3	15,746.0	10,403.4
Receipts on behalf of local authorities		1,081.2	894.7	877.1
Taxes and related payments		852.7	828.0	757.8
Salaries, wages and social security charges		9,295.0	8,426.6	7,727.5
Other operating expenses	3.3	13,028.7	11,075.5	9,813.5
OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND PROVISIONS		6,778.5	7,162.5	6,803.7
Depreciation, amortization and provisions	3.4	3,070.9	3,098.7	3,025.7
OPERATING INCOME		3,707.6	4,063.8	3,778.0
FINANCIAL LOSS	4	(976.0)	(1,257.7)	(972.0)
CURRENT INCOME OF CONSOLIDATED COMPANIES		2,731.6	2,806.1	2,806.0
EXCEPTIONAL INCOME/(LOSS)	5	(1,783.7)	826.2	568.7
Income tax	6	(657.1)	(722.0)	(662.5)
Share in income of companies accounted for under the equity method	7	51.4	333.7	511.5
INCOME BEFORE AMORTIZATION OF GOODWILL		342.2	3,244.0	3,223.7
Amortization of goodwill	8	(382.6)	(422.7)	(368.3)
Group share of goodwill amortization		(350.1)	(376.6)	(332.8)
TOTAL NET INCOME/(LOSS)		(40.4)	2,821.3	2,855.4
Minority interests		822.1	734.6	936.0
NET INCOME/(LOSS)		(862.5)	2,086.7	1,919.4
EARNINGS/(LOSS) PER SHARE (in €)	13.8	(0.87)	2.12	2.01
DILUTED EARNINGS/(LOSS) PER SHARE (in €)	13.8	(0.87)	2.08	1.94

SUEZ

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001	2000
	In millions of €
Net income/(loss)	(862.5)	2,086.7	1,919.4
Share in net income of companies accounted for under the equity method (net of dividends received)	(19.0)	(220.5)	(425.3)
Net depreciation, amortization and provisions	5,659.4	3,553.2	3,118.4
Net capital gains on disposals of assets	(1,362.1)	(1,880.3)	(1,077.0)
Minority interests	822.1	734.6	936.1
Other	618.8	543.0	20.6
Gross Cash Flow	4,856.7	4,816.7	4,492.2
Changes in:
Inventory	62.6	45.2	(188.5)
Receivables	(806.5)	(144.2)	(1,817.7)
Payables	620.4	485.2	1,971.8
Total operating working capital cash flows	(123.5)	386.2	(34.4)
Other	93.3	199.6	430.5
CASH FLOW FROM OPERATING ACTIVITIES	4,826.5	5,402.5	4,888.3
Purchases of tangible and intangible investments	(4,157.8)	(4,391.1)	(4,567.4)
Purchase of financial investments	(4,174.0)	(3,432.1)	(7,610.4)
Disposals of tangible and intangible assets	878.9	422.8	375.1
Disposals of financial assets	4,154.7	3,128.4	2,264.7
Cash acquired from acquisitions net of cash disposed of in divestitures(1)	(34.0)	271.6	731.3
Decrease/(increase) in other assets	186.3	(267.2)	(217.5)
Other cash requirements	(55.0)	(64.4)	(65.4)
CASH FLOW USED IN INVESTING ACTIVITIES	(3,200.9)	(4,332.0)	(9,089.6)
Dividends distributed	(1,646.0)	(1,569.2)	(1,388.1)
Repayment of long-term debt	(14,738.1)	(8,398.6)	(6,412.2)
Increase in long-term debt	18,121.0	8,947.4	10,467.9
Treasury stock movements	(145.2)	53.1	(235.8)
Increase in total shareholders’ equity	128.1	78.0	699.8
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	1,719.8	(889.3)	3,131.6
Effect of changes in consolidation method & exchange rates	(356.8)	(18.2)	746.8
TOTAL CASH FLOW FOR THE YEAR	2,988.6	163.0	(322.9)
CASH AT BEGINNING OF YEAR	4,886.4	4,723.4	5,046.3
CASH AT YEAR END(2)	7,875.0	4,886.4	4,723.4

(1)	Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.
(2)	Cash balances comprise the following :

	December 31, 2002	December 31, 2001	December 31, 2000
	In millions of €
Cash and cash equivalents	5,963.1	4,628.6	4,488.6
Marketable securities(3)	1,911.9	257.8	234.8
Total	7,875.0	4,886.4	4,723.4

(3)	Marketable securities with maturities of less than 90 days only.

SUEZ

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share capital	Additional paid-in capital	Consolidated reserves	Cumulative translation adjustment	Treasury stock	Shareholders’ equity
	In millions of €
	Note	13.1		13.2	13.3	13.4
Shareholders’ equity as of December 31, 1999		1,984.3	5,982.5	3,760.2	97.1	(553.6)	11,270.5
Shares issued for employees		33.5	418.8	3.4	—	—	455.7
Conversion of debenture loans and exercise of equity warrants attached to Northumbrian shares		24.9	173.4	2.5	—	—	200.8
Change in value of treasury shares		—	—	16.6	—	(256.4)	(239.8)
Dividends distributed		—	—	(793.2)	—	2.3	(790.9)
Changes in cumulative translation adjustment		—	—	—	134.6	—	134.6
Reversal of goodwill	13.5	—	116.0	—	—	—	116.0
Change in accounting principle related to deferred tax	13.6	—	—	(24.7)	—	—	(24.7)
Change in accounting principle related to fixed asset costs	13.6	—	—	80.5	—	—	80.5
Miscellaneous		—	—	12.0	—	—	12.0
Net income for the year		—	—	1,921.7	—	(2.3)	1,919.4
Shareholders’ equity as of December 31, 2000		2,042.7	6,690.7	4,979.0	231.7	(810.0)	13,134.1
Shares issued for employees		2.2	12.9	0.2	—	—	15.3
Conversion of debenture loans and exercise of equity warrants attached to Northumbrian shares		7.7	59.3	0.8	—	—	67.8
Change in value of treasury shares		—	—	15.8	—	(20.5)	(4.7)
Dividends distributed		—	—	(921.0)	—	4.0	(917.0)
Changes in cumulative translation adjustment					(119.4)	—	(119.4)
Change in accounting principle related to loan issue costs		—	—	50.5	—	—	50.5
Change in accounting principle related to transaction gains and losses		—	—	3.1	—	—	3.1
Reversal of goodwill	13.5	—	77.3	—	—	—	77.3
Miscellaneous		—	3.1	0.4	—	—	3.5
Net income for the year		—	—	2,090.7	—	(4.0)	2,086.7
Shareholders’ equity as of December 31, 2001		2,052.6	6,843.3	6,219.5	112.3	(830.5)	14,397.2
Shares issued for employees		25.4	225.1	2.6	—	—	253.1
Conversion of debenture loans		1.5	10.8	0.2	—	—	12.5
Cancellation of treasury shares		(64.7)	(767.6)	(120.9)	—	953.2	0.0
Change in value of treasury shares		—	—	—	—	(146.7)	(146.7)
Reclassification of treasury shares		—	—	—	—	(348.6)	(348.6)
Dividends distributed		—	—	(1,006.6)	—	2.5	(1,004.1)
Changes in cumulative translation adjustment		—	—	—	(1,803.3)	—	(1,803.3)
Application of CRC Regulation 2000.06 on liabilities	13.6	—	—	(48.3)	—	—	(48.3)
Reversal of goodwill	13.5	—	128.2	—	—	—	128.2
Net loss for the year		—	—	(860.0)	—	(2.5)	(862.5)
Shareholders’ equity as of December 31, 2002		2,014.8	6,439.8	4,186.5	(1,691.0)	(372.6)	10,577.5

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

•	Basis used:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the provisions of French laws and regulations and in particular the consolidated financial statement regulations (Regulation 99.02 of the Accounting Regulation Committee—“Comité de la Réglementation Comptable”). As allowed by this regulation, the Group opted not to adjust retroactively for investments and divestments that occurred prior to January 1, 2000. Since January 1, 2002, SUEZ has applied regulation n° 00-06 concerning liabilities, adopted by the French Accounting Regulation Committee. Application of this regulation from January 1, 2002 did not have a material impact on shareholder’s equity of the Group (see Note 13.6).

•	Use of estimates:

The preparation of financial statements in accordance with French GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

A portion of the Group’s construction (business sold in December 2001), energy services and engineering business is conducted under a number of long-term contracts. The preparation of the Group’s consolidated financial statements requires estimates to be made with respect to such activities, including estimates of the costs to complete contracts, the percentage of completion of the work and the recoverable amounts of claims and changes to orders. Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using currently available information. Actual results could differ from those estimates.

•	Consolidated financial statement presentation currency:

The figures in the financial statements are presented in millions of euro (€), unless indicated otherwise.

•	Five-for-one share split:

A five-for-one share split was approved by the Annual General Meeting of May 4, 2001 and took effect May 15, 2001. All per share data has been adjusted to enable comparative analysis.

A.    CONSOLIDATION PRINCIPLES

•	Scope and methods of consolidation:

The consolidation methods followed by the Group consist of the full consolidation method, the equity method and the proportional consolidation method.

The accounts of all significant subsidiaries over which the Group directly or indirectly exercises exclusive legal or de facto control are fully consolidated. De facto control may result from contractual agreements or from the ability to exercise the majority of the voting rights at the subsidiary’s shareholders meetings. Exclusive control may be deemed to exist where the direct or indirect shareholding exceeds 40% of voting rights, provided no third-party holds, directly or indirectly, a greater share in voting rights, particularly in the case of listed subsidiaries.

The Group proportionately consolidates companies which are jointly controlled by two or more shareholders based upon the Group’s percentage of control.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Companies over which the Group exercises significant influence, which is presumed where the shareholding exceeds 20% of the capital, are accounted for under the equity method. Under the equity method of accounting, the Group recognizes as income its proportionate share of the investee’s net income or loss in the accompanying consolidated statements of income as “Share in income of companies accounted for under the equity method”, except in the case of Mixed inter-municipal companies treated as described in Note 1-G below.

Sales and results of operations of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income from the date of acquisition or up to the date of disposal, respectively.

All material inter-company balances and transactions have been eliminated on consolidation.

A list of significant consolidated subsidiaries, investments accounted for under the equity method and companies proportionately consolidated is presented in Note 25.

•	Treasury stock:

SUEZ common shares held by the parent company or by fully or proportionately consolidated companies are:

•	recorded as marketable securities in the accompanying consolidated balance sheets, where such treasury stock is explicitly earmarked for distribution to employees or is intended to regularize stock exchange prices,

•	deducted from consolidated shareholders’ equity in all other situations.

The accounting treatment of income generated by the sale of treasury stock and of write-down reserves depends on the intended purpose of holding the stock. Only sales and reserves relating to securities classified as marketable securities are recorded in the accompanying consolidated statements of income. Other income generated by such sales, as well as the corresponding tax impact, is recognized in the consolidated statements of changes in shareholders’ equity.

In addition, SUEZ implemented in 2002, the option offered by opinion 2002-D issued on December 18, 2002 by the French Accounting Regulation Committee Urgent Issues Task Force, permitting the reclassification within Other financial assets of the net book value as of June 30, 2002 of treasury stock held to cover stock purchase option plans granted to employees, initially recorded in marketable securities. The impact of this reclassification on the consolidated financial statements is presented in Note 13.4.

B. FOREIGN CURRENCY TRANSLATION METHODS

1. Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at year-end exchange rates. As of January 1, 2001, in accordance with the preferred method described in CRC regulation 99.02, transaction gains and losses related to monetary assets and liabilities denominated in foreign currencies (previously recorded in deferred income and prepaid expenses, with a reserve recorded for any unrealized exchange losses), are recorded in the consolidated statement of income in the period to which they relate. The impact of this change in accounting method on the consolidated financial statements as of January 1, 2001 was not material.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Translation of the financial statements of foreign companies

The financial statements of foreign companies are prepared in local currency or in the operating currency of each subsidiary. Balance sheet items are translated into euro at official year-end exchange rates and weighted average annual rates are applied to income statement accounts and the statement of cash flows. Differences resulting from changes in exchange rates compared with the previous year-end are included in cumulative translation adjustment in the consolidated statements of changes in shareholders’ equity. The accounting method adopted for Argentine companies is detailed in Note 2.4.

C. INTANGIBLE ASSETS

Intangible assets primarily include:

•	fees and amounts paid or payable in return for rights as a concession holder or to operate public sector facilities, amortized over the contract period.
•	purchased goodwill, leasehold rights, customer lists, trademarks, patents and licenses, amortized over periods not exceeding their useful lives.

Amortization is provided on a straight-line basis over the following estimated useful lives:

In years	Minimum	Maximum
Concession Rights: Water	7	25
Infrastructures	10	65
Purchased Goodwill	10	25
Trademarks	5	28
Patents	1	20
Other Intangible Assets	1	30

The Group has elected to deduct from shareholders’ equity the costs of raising capital.

Research and Development activities primarily relate to various studies regarding technological innovation, improvements to plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.

Research and Development costs with no specific contractual right of recovery are expensed as incurred. They amounted, excluding technical assistance costs, to €126 million and €130 million for the years ended December 31, 2002 and 2001 respectively.

D. GOODWILL

Goodwill in the accompanying consolidated balance sheets represents the excess of the purchase price over the fair value of all assets and liabilities acquired in business combinations. If the purchase price is less than the fair value of assets and liabilities acquired, negative goodwill is recorded as a liability in the accompanying consolidated balance sheets as “Other reserves for contingencies and losses”. Initial estimates of fair value are finalized by the end of the next full year following the date of the acquisition. In the event of significant adverse changes in the elements used to calculate the amortization schedules, an exceptional amortization charge is recorded.

The assets and liabilities of fully consolidated subsidiaries are not revalued in the event the Group acquires additional shares in that entity. Instead, goodwill is recorded corresponding to the difference between the acquisition price of the additional securities and the relevant share in minority interests as of the date of the new acquisition.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill is amortized using the straight-line method over periods based on the Group’s initial assumptions and objectives at the time of the acquisition. When the Group acquires an entity within distinct geographical or business segments, the goodwill is allocated to those segments.

Negative goodwill is reversed into income according to the plan set up at the time of the acquisition, based on initial objectives and estimates of forecasted losses for the related acquired business.

Group businesses	Amortization periods applied (in years)
Energy	20-40
Environment—Local Services(1)	20-40
Environment—Industrial Services	30
Other (Communication)	10-20

(1)	The goodwill recorded in September 2000 following the Group’s public offer of exchange for UWR (United Water Resources) could not be allocated to the assets and liabilities acquired because UWR was already fully consolidated. The additional goodwill relates to the regulated water distribution sector in the United States of America, in particular, the licenses that convey guaranteed profitability indefinitely based on the legal and economic regulatory and price setting framework. The goodwill recognized related to these licenses is being amortized over 75 years.

Prior to January 1, 2000, goodwill resulting from a business combination effected by an exchange of the parent company shares was directly offset against paid-in capital. Those goodwill balances are amortized in memo accounts over the expected lives of the underlying businesses. The fair value of this goodwill is monitored using an identical approach to that adopted for long-lived assets and described in Note 1-F, and a definitive, impairment of the notional recorded where appropriate.

On disposal of all or part of these businesses, the theoretical net value of goodwill is taken into account in determining the consolidated basis in the securities or business sold. As such, the sale of the Sofinco, Fortis B and Elia securities in 2000, 2001 and 2002 led to the deduction, from capital gains, of a portion of the goodwill initially offset against additional paid-in capital and merger premiums, in the amount of €116.0 million, €77.3 million and €128.2 million respectively.

E. TANGIBLE ASSETS

Tangible assets are stated at cost or, in the case of items which are subject to legal revaluation, at their revalued amount, after deduction of accumulated depreciation. Expenditures for improvements are capitalized, and replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

•	Depreciation is provided over the estimated useful lives in years as follows:

	Main depreciation periods (years)	Minimum	Maximum
	Machinery & Equipment:
—Energy	Production—Transport	5	50
	Installation—Maintenance	3	10
	—Environment	2	100
	—Communication	2	10
	—Infrastructure & Networks	5	100
	—Vehicles	3	10
	—Other Tangible Assets	2	33

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures.

•	Other than construction in progress, tangible assets include:

Assets Owned Outright:

These are assets owned directly by the Group, and also consist of costs incurred on assets under construction, including any down payments on assets.

Interest recorded during the construction phase of a self-constructed asset is systematically capitalized with effect from January 1, 2000. The cumulative impact of the adoption of this change in accounting policy on shareholders’ equity is explained in Note 13.6.

Assets Under Concession:

These assets include:

•	assets acquired by the Group as required for operations under the concession contract. Such assets are part of the concession assets and become the property of the grantor of the concession at the end of the concession contract. Depreciation of these assets is charged to income over the shorter of their estimated useful lives or the remaining concession period.

•	assets provided by the grantor of the concession at the inception of the contract for which the concession holder has the obligation to make capital renewals and replacements. As a result of this obligation, a corresponding concession liability has been recorded for the amount of the assets provided as “special concession accounts”. Depreciation of these assets is charged to this liability using the methods and lives described above, with no effect on the consolidated statements of income (see Note 1.L).

Further discussion of accounting policies for concessions is set forth in Note 1.L.

•	Capital Leases:

The Group capitalizes assets acquired either under capital leases or similar contracts. The present value of the remaining lease payments for these assets is recognized as a financial liability. If there is reasonable assurance that the lessee will obtain ownership of the asset upon expiration of the contract, the related asset is depreciated over its useful life. Otherwise, the capitalized asset is depreciated over the shorter of the life of the lease agreement or the useful life of the asset.

F. IMPAIRMENT OF LONG-LIVED ASSETS

Tangible fixed assets are written down to fair value when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined for each group of assets by considering management’s expectations of future economic and operating conditions of the respective assets to be held for use. Should this determination indicate that an asset is impaired, a write-down is recognized which is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of market prices, discounted cash flows and by reference to replacement cost for used equipment, cost of alternative technologies and recent transactions for similar businesses.

Intangible assets and goodwill are written down to the greater of fair value in use and market value (through revision of amortization plans or accelerated amortization) when negative conditions are identified, notably compared to items used to define original amortization plans.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The value in use is determined based on an estimation of the value and future benefits of the related assets. In these valuation models, future cash flows are taken from business plans approved by management and specific to each entity. Financial assumptions are adjusted to reflect the specific characteristics of the assets concerned.

The market value is the amount which could be obtained, at the period-end, from the sale of the assets concerned on an arm’s length basis, net of disposal costs. This amount is estimated with reference to the stock market price, when one exists, or comparable transactions in similar business sectors or on comparable stock markets.

•	Application to financial year 2002

The Group reviewed its main goodwill balances as of December 31, 2002.

Where material negative movements were identified, the approach adopted primarily consisted in comparing the value in use or market value of the main operating entities to their corresponding net assets (including goodwill).

The Group applied the generally used valuation methods, based on the following main economic data:

•	discount rates of between 5.75% and 10.6%, depending on the specific characteristics of the subsidiaries concerned,

•	revenue and terminal value growth rates in line with available market data specific to the operating segments concerned.

These reviews performed in December 2002 led to an exceptional write-down of 648.6 million (see Note 8), due to a number of negative movements during the year.

G. COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

Financial statements of companies accounted for under the equity method are adjusted, as necessary, to comply with Group accounting policies. The Group’s share in the reclassified net assets of these subsidiaries is included in assets on the consolidated balance sheets while its share of income is included on a specific line of the consolidated statements of income.

The above policy has been followed for all equity investments except as follows:

•	The Belgian electricity and gas distribution companies (the “mixed inter-municipal companies”) are accounted for under the equity method by Electrabel. Ownership of the mixed inter-municipal companies is held by local authorities, in partnership with Electrabel. The mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigaz to non-industrial customers and industrial customers which do not qualify for deregulation (and which do not exceed a given consumption threshold), hereinafter referred to as “the distribution customers”, in Belgium. The municipalities hold a monopoly over distribution to this customer segment, primarily under the specific provisions of the Law of March 10, 1925. Mixed inter-municipal bylaws and Belgian law ensure that the local authorities maintain control of the management of the mixed inter-municipal companies, irrespective of the ownership percentages of the shareholders. In order to convey the importance and economic reality of this activity, Electrabel’s share in the pre-tax income of the mixed inter-municipal companies is presented in operating income under the heading “Income from mixed inter-municipal companies and joint operations” in the consolidated statements of income.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Fortis B: Since the unification of the Fortis share at the end of 2001, this investment is now recorded as an unconsolidated investment in equity securities (see Note 2.2). Until this date, Fortis B, one of the two Fortis Group parent companies, which performs banking and insurance activities primarily in the Benelux countries, was accounted for under the equity method in the Group financial statements. The accounting policies of this group were primarily in accordance with European Accounting Directives for banks and insurance companies. Specifically, Fortis constantly revalued its financial assets portfolio and allocated goodwill, with these changes recorded as an element of consolidated shareholders’ equity. Full restatement of these financial statements to comply with French GAAP would require significant resources, the cost of which would be disproportionate to the benefit, with no assurance of being able to obtain the required information within the time limits needed to produce the consolidated financial statements of the Group. As a result, the value of Fortis B accounted for under the equity method in assets on the consolidated balance sheets corresponded to the Group’s share in shareholders’ equity reported by Fortis B as of January 1, 1997 (the effective date of the merger between SUEZ and Lyonnaise des Eaux) plus the share in income reported each year since that date by Fortis, less the amount of dividends received by the Group.

H. OTHER FINANCIAL ASSETS

These include:

Unconsolidated investments in equity securities

These comprise long-term investments enabling the development of business relations with the issuing company, or providing the Group with control or significant influence over the issuing company, but which are not consolidated. The companies under exclusive or joint control, or over which the Group exercises significant influence, excluded from the scope of consolidation due to their immaterial nature, represent in aggregate less than 5% of the following SUEZ consolidated key figures: revenues, net income, borrowings, shareholders’ equity.

Other investments

These assets comprise investments held on a long or medium-term basis, but which do not satisfy the necessary criteria to qualify as investments in equity securities.

These investments are recorded at acquisition cost. When appropriate, write-down reserves are recorded to reduce the carrying value to their realizable value based upon the estimated intrinsic value and expected financial return of these investments.

Dividends from investments in unconsolidated subsidiaries and affiliates and in financial sector investments are recorded as income in the period in which the distribution decision is made by the investee.

Other fixed assets primarily comprise amounts due from investees and advances granted to partners. These receivables are recorded at nominal value and written down to the value in use where lower. Value in use is determined taking into account, where applicable, the market value of assets upon settlement pursuant to contractual agreements between SUEZ and its partners or of collateral.

I. INVENTORIES AND WORK-IN-PROGRESS

Inventories of raw materials and supplies held for resale are recorded at the lower of average cost or market value. Work-in-progress is recorded at production cost which includes costs associated with material, labor and allocated overhead costs. Reserves for excess and obsolete inventory totaled €137.6 million, €124.1 million and €86.5 million as of December 31, 2002, 2001 and 2000 respectively.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The nuclear fuel inventory is expensed as consumed based on estimates of the quantity of electricity produced per unit of fuel.

J. ACCOUNTS RECEIVABLE

Accounts receivable, net of reserves for uncollectable accounts, approximates net realizable value.

In regard to sales of trade receivables (see Note 20.5), transfers of financial assets are recorded as sales by the Group where the assets sold are out of reach of the Group and any potential Group creditors, there are no restrictions on the exchange or pledging of the assets sold by the transferee, and the Group retains no contractual control over the assets sold.

The reserve for uncollectable accounts amounted to €603.2 million, €718.5 million and €593.4 million as of December 31, 2002, 2001 and 2000 respectively.

“Trade accounts and notes receivable” also includes Notes receivable of €79.6 million, €87.7 million and €252.1 million as of December 31, 2002, 2001 and 2000 respectively.

“Other receivables” in the Group’s accompanying consolidated balance sheets consists primarily of tax receivables and current account advances to investees.

The Group’s accounts receivable are generated largely by sales to customers who are economically and geographically dispersed. In addition, the accounts receivable are generally short-term in duration. As a result, the Group believes that there is no significant concentration of credit risk.

K. MARKETABLE SECURITIES

Marketable securities are recorded in the accompanying consolidated balance sheets at their acquisition cost and are adjusted to the lower of cost or market value. Unrealized gains are not recognized in the Group’s consolidated financial statements. All gains and losses realized on the disposal of these securities are recognized in the accompanying consolidated statement of income in the period of transaction. Realized gains and losses and unrealized losses are recorded in “Financial income/(loss)” in the accompanying consolidated statements of income. For securities of listed companies, market value for disclosure purposes is determined based on closing stock market prices.

L. SPECIAL CONCESSION ACCOUNTS

These liabilities include (see Note 9.3):

•	The net liabilities of the Group for the return of fixed assets received from grantors of concessions, recorded in “Tangible Assets” in the accompanying consolidated balance sheets. Depreciation calculated on these assets is charged to the special concession account in liabilities of the accompanying consolidated balance sheets. There is no impact on net income in the accompanying consolidated statements of income related to these amounts.

•	Financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts, notwithstanding that the assets are owned by the grantor.

•	Additional amortization recorded to reduce the carrying value of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This amortization is deducted from income over the residual life of the contract.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

M. RESERVES FOR CONTINGENCIES AND LOSSES

A breakdown of reserves for contingencies and losses is presented in Note 15, together with details of the calculation principles applied. As of January 1, 2002, as required by the initial application of CRC Regulation 2000-06, the Group amended the accounting method adopted for reserves covering the dismantling of installations. Until December 31, 2001, the Group recorded dismantling reserves, primarily for electricity power plants, where a legal, contractual or implicit obligation to carry out the work existed. These reserves, detailed in Note 15.1, were accrued over the period commencing with the commissioning of the installations concerned and terminating with the initiation of dismantling operations. In accordance with the provisions of CRC Regulation 2000-06, the present value of these commitments is now recorded in reserves for contingencies and losses from the commissioning of the installation, with recognition of an asset incidental to the installation concerned, depreciated over its useful life. The reserve recorded is adjusted at each period-end in accordance with the principles detailed in Note 15.1. The impact of this change in accounting method is detailed in Note 13.6.

N. BONDS AND BOND DISCOUNTS

Bonds issued with discounts are recorded in liabilities at their face value. The related unamortized discounts are recorded in prepaid expenses in the accompanying consolidated balance sheets. These discounts are amortized over the term of the related bond in proportion to accrued interest.

As of January 1, 2001, in accordance with the preferred method described in CRC Regulation 99-02, loan issue costs are amortized on a straight-line basis over the term of the relevant contracts. These issue costs primarily comprise advertising costs (for public issues) and financial broker commissions. The impact of this change in accounting method on the consolidated financial statements was not material.

O. REVENUES

Revenues for services rendered are recognized when the service is provided to the customer. Revenues for goods provided to customers are recognized when the goods are delivered to the customer.

Additionally, revenue recognition and inventory and work-in-progress valuation methods follow the rules applicable to the different activity sectors within the Group.

The methods adopted by the companies are, therefore, retained on consolidation.

•	Electricity and Gas Production, Transport and Distribution

In Belgium, these activities are carried out, primarily, by Tractebel’s subsidiaries (Electrabel, Elia and Distrigaz). Electricity and gas are distributed both to mixed inter-municipal companies, owned by municipalities and Electrabel, which are accounted for under the equity method and to large industrial manufacturers. Electricity transmission services are provided by Elia.

The rates that apply to the distribution customers, as well as the investments related to these activities, are subject to recommendations drawn up by the Belgian Control Committee of Electricity and Gas, which reports to the Federal Minister. Power is supplied to the distribution customers through mixed inter-municipal companies in which Electrabel generally holds an investment. Electrabel is therefore indirectly active in the distribution business through its investment in these companies.

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel contributes, in particular, “the provision of its services, its skills and its experience in terms of

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

distribution with a view to ensuring the daily running of the mixed inter-municipal company“. All work, supplies and services required for the purposes of the mixed inter-municipal company are therefore, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all charges, actually paid for the benefit of staff assigned, directly or indirectly, to run the mixed inter-municipal company. Similarly, charges related to the retirement of officers assigned to the distribution activity are borne by the mixed inter-municipal companies.

•	Energy trading

Trading activities that require net cash settlement (without physical delivery) are recorded within Revenues. Trading activities that require physical delivery are recorded gross in both “Revenues” and “Purchases and changes in inventories”.

•	Water Distribution

Water revenues include amounts billed to customers excluding value-added tax, but including surtaxes and amounts collected on behalf of third parties. The surtaxes collected on behalf of local authorities totaled €1,081.2 million, €894.7 million and €877.1 million for 2002, 2001 and 2000 respectively, and are recorded on a separate line under “Receipts on behalf of local authorities” in the accompanying consolidated statements of income. Commission fees received from the grantor of the concession are recorded as revenues.

Water delivered but un-metered at the year-end is recognized at the estimated selling price.

•	Turnkey Engineering/Energy Services/Construction

The Group recognizes revenue using the percentage of completion method. A reserve is provided for projects which are expected to result in a loss on completion as soon as the loss is known. In estimating this loss, a percentage of potential, positive factors, notably additional invoicing and possible claims, may be taken into account. Assessment of such positive factors is based upon prior experience. All costs incurred for tenders are capitalized and fully reserved.

P. DISTINCTION BETWEEN CURRENT INCOME AND EXCEPTIONAL INCOME

Exceptional income and losses in the accompanying consolidated statements of income include non-recurring items resulting from ordinary activities and extraordinary items. The exceptional items resulting from ordinary activities are those which do not occur as a result of the general day-to-day operations of the business, either because their amount or their impact is unusual or because they rarely occur.

In order to ensure that the financial income/(loss) in the accompanying consolidated statements of income relates to current operations, the Group has adopted an exception to the French General Chart of Accounts of 1982 whereby all capital transactions related to investments carried on the cost basis are included as components of exceptional income/(loss).

These primarily consist of allocations and reversals of reserves for investments and amounts due on investments in subsidiaries and, where applicable, losses on these same receivables. For the sake of uniformity in presenting the consolidated statements of income, these items are classified as exceptional income/(loss), where gains and losses on disposals of securities are normally recorded. These items totaled €958.6 million in 2002 (net allocation) €446.6 million in 2001 (net allocation) and €78.1 million in 2000 (net reversal).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonetheless, this exception is not applicable to venture capital companies, for which all financial transactions related to investments and amounts due from investees are recorded in current income, due to the nature of their activity.

Similarly, in order to maintain consistency in the presentation of financial income, and to isolate within a single income statement line item all impacts of the South-American crisis, and given the extent of the deterioration in the Argentine peso and Brazilian real exchange rates, the exchange losses recorded by subsidiaries operating in Argentina and Brazil on their liabilities denominated in strong currencies are presented in exceptional items. These losses amount to 483.9 million for the year ended December 31, 2002 and €335.8 million for the year ended December 31, 2001 (net of utilization of reserves for emerging country risks).

Q. TAX

The Group computes income tax in accordance with prevailing tax legislation in the countries in the various locations where income is earned.

The Group provides for deferred income tax on temporary differences between financial and tax reporting, including tax losses and tax credits available for carryforward. Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within consolidated tax returns. Tax assets are only recognized if there is reasonable assurance of recovering them in subsequent years.

The Group, as of January 1, 2000 and in accordance with the new consolidation regulations, as detailed in Note 13.6:

•	records deferred tax liabilities previously included in off-balance sheet commitments where justified by the extremely long-term nature of their reversal;

•	discounts deferred tax balances to present value where, for a tax entity, the impact of discounting is material and a reliable reversal schedule can be produced;

•	presents deferred tax in consolidated assets or liabilities based on the net balance per tax entity.

Discounting deferred tax balances led to a reduction in net deferred tax liabilities as of December 31, 2002 of €569.3 million (€564.4 million as of December 31, 2001).

Discount rates are determined individually for each entity, by reference to State bond rates and based on reversal maturities. Gains and losses resulting from changes in actuarial assumptions are recognized to the extent they exceed 10% of the discounted deferred tax asset or liability balance. The fraction exceeding this 10% threshold is spread over the average residual useful life of the assets concerned. As of December 31, 2002, actuarial losses not recognized totaled €13 million.

R. LIABILITIES FOR PENSION PLANS AND RELATED BENEFITS

The Group has obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Such obligations generally apply to most employees of the Group.

Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made.

The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country or subsidiary of the Group. The

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

discount rates are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings).

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and fund assets. The amount exceeding 10% is spread over the average residual activity period of employees.

Amounts relating to pension plans whose commitments are greater than plan assets are included in the accompanying consolidated balance sheets as “Other reserves for contingencies and losses”. Where the value of the pension assets is greater than the commitments, the excess is recorded as an asset in “Prepaid expenses”.

S. FINANCIAL INSTRUMENTS

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices and to optimize the management of certain financial assets.

Financial futures transactions (interest rate and foreign currency swaps, purchases and sales of options and forward contracts) not completed at year-end are recorded as follows:

•	contracts on organized markets are recorded at their market value,

•	for over-the-counter (“OTC”) contracts, essentially interest rate swaps, the potential accrued interest differential is recorded.

Gains and losses on interest rate, foreign currency and commodity agreements are accounted for in the same period as the item being hedged:

•	for interest rate and foreign currency swap agreements, the differential between interest to be paid and interest to be received is recognized as interest expense or interest income over the life of the hedged item.

•	for Future Rate Agreements, changes in the market value are recognized as interest expense or income in the same period as the gains and losses on the item being hedged.

•	realized and unrealized gains and losses on foreign currency and commodity instruments that are hedges of committed transactions are recognized at the time the underlying transaction is completed.

•	gains and losses on forward foreign exchange contracts used to hedge a portion of the Group’s investment in foreign subsidiaries and the offsetting losses and gains on the portion of the investment being hedged are recorded in cumulative translation adjustments in shareholders’ equity and released to the consolidated statements of income on the sale of the investment.

Assets and liabilities in the accompanying consolidated balance sheets directly or indirectly affected by these financial instruments are valued at year-end in accordance with the relevant accounting policies.

Contracts not completed are presented in Note 18 at their nominal value.

The Group also engages in commodity price risk management activities for trading purposes. Instruments utilized in connection with trading activities are generally marked to market. Under this method of accounting, the unrealized gains and losses from forwards, swaps, options, and other instruments with third parties are recorded in the balance sheets and income statements in the period that the change in value occurs.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The market prices used to value these transactions reflect management’s best estimate considering various factors including closing exchange and OTC listings, time value and volatility factors underlying the commitments. The values are adjusted to reflect the potential impact of liquidating the Group’s position in an orderly manner over a reasonable period of time under current market conditions.

T. CONSOLIDATED STATEMENTS OF CASH FLOWS

For the purposes of the accompanying consolidated statements of cash flows, the cash category includes cash and cash equivalents and marketable securities. Items in the cash category are short-term, highly liquid investments with an initial maturity of less than three months, that are readily convertible into known amounts of cash.

The accompanying consolidated statements of cash flows show the actual flow of cash associated with the operations of the Group for the year using opening balance sheet amounts, restated for year-end exchange rates and changes in the scope of consolidation. Cash acquired from acquisitions net of cash disposed of in divestitures is included within Investing cash flows, which also contains the cash flows to effect the related acquisition or disposal.

If material, the cash flows of subsidiaries disposed of during the year are included in the accompanying consolidated statements of cash flows from January 1 until the date of their disposal.

Certain movements impacting the balance sheet are not considered cash flows: reclassifications, mergers and partial asset transfers, and changes in accounting method.

Net income is adjusted for non-cash items to arrive at gross cash flow. Current asset write-downs are treated as immediate realized losses and, as such, impact gross cash flow and cash flow from operating activities based on current asset movements net of write-downs.

Supplemental disclosure of cash flow information is as follows:

		For the years ended December 31,
		2002	2001	2000
		In millions of €
Cash paid:	Interest	1,441	1,329	1,256
	Income tax	357	529	711
	Cash paid for acquisitions accounted for as purchases:
	Fair value of assets acquired (including goodwill)	4,662	5,774	12,030
	Less liabilities assumed	(488)	(2,343)	(4,420)
	Less share capital issued to sellers	—	—	—
	Less cash acquired	(50)	(302)	(750)
	NET CASH PAID	4,124	3,129	6,860

U. EARNINGS PER SHARE

Earnings per share is calculated based on the Group’s net income divided by the weighted average number of the parent company shares outstanding during the year. In accordance with international practice, shares outstanding are shares issued less treasury stock shares held by SUEZ or subsidiaries under its control (also on a weighted average basis), irrespective of whether such shares are recorded in marketable securities or deducted from shareholders’ equity.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All per share data presented in the five-year financial summary and at the foot of the accompanying consolidated statements of income is calculated based on the weighted average number of shares outstanding during the reporting period detailed in Note 13.

The weighted average number of shares and earnings per share is also analyzed for any dilution caused by stock options, equity warrants and convertible bonds. The calculation of diluted earnings per share presented on the statement of income is detailed in Note 13.

V. US GAAP RECONCILED FINANCIAL STATEMENTS

As part of its ADS program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with Net income and Shareholders’ equity determined in accordance with US GAAP. US GAAP key figures can vary significantly compared with their French GAAP counterparts due to differences in Group structure (in particular, Electrabel and its subsidiaries are accounted for under the equity method under US GAAP as control criteria are not satisfied) and accounting standards, primarily as regards acquisition accounting (SUEZ-Lyonnaise des Eaux merger, minority interest buy-outs in Société Générate de Belgique, Tractebel, SITA, etc.), financial instruments, reserves, stock options and employee savings schemes.

Once filed, by June 30 at the latest, a copy of the 20-F report can be obtained from the Company’s corporate headquarters and the Internet site (www.suez.com).

NOTE 2—MAJOR TRANSACTIONS AND PRO FORMA INFORMATION

2.1 MAJOR ACQUISITIONS IMPACTING THE COMPARABILITY OF 2002 AND 2001 FIGURES

No major acquisitions were performed in 2002. Significant transactions in 2001 are presented below.

•	Acquisition of GTI

SUEZ, through Tractebel, acquired the entire share capital of GTI on August 31, 2001, by public tender offer. The Amsterdam Euronext listed company operates primarily in Belgium and the Netherlands in the construction, management and maintenance of electrical installations.

This €342.2 million investment generated goodwill of €255.2 million, which is being amortized over 20 years.

GTI was consolidated for 4 months in 2001, commencing September 1, 2001.

	Revenues	Operating income	Net cash and cash equivalents	Total assets
	In millions of €
2001 based on 12 months	1,155.4	37.2	74.8	1,628.3
2001 contribution to SUEZ	386.1	12.6	74.8	1,628.3
2002 contribution to SUEZ	1,115.5	30.6	63.0	498.5

•	Acquisition of Axima Winterthur (formerly Sulzer Infra)

SUEZ, through Tractebel, acquired the entire share capital of the Swiss Group Axima Winterthur (formerly Sulzer Infra) on August 9, 2001, for €243.9 million. Present in Switzerland, Austria, Spain, Germany, the United Kingdom and the Netherlands, Axima Winterthur is involved in the construction and management of technical installations.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

This acquisition generated goodwill of €194.6 million, which is being amortized over 20 years.

Axima Winterthur was consolidated for five months in 2001, commencing August 1, 2001.

	Revenues	Operating income	Net cash and cash equivalents	Total assets
	In millions of €
2001 based on 12 months	1,142.7	18.4	139.7	535.7
2001 contribution to SUEZ	481.7	22.3	139.7	535.7
2002 contribution to SUEZ	853.3	(17.7)	145.2	504.0

•	Pro forma Information

The following summary presents unaudited pro forma results of operations as if the business acquisitions described in this section had occurred on January 1, 2001. The pro forma results are for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred had the business acquisitions been consummated on January 1, 2001, nor are they necessarily indicative of future operating results. They are based on operating data, prior to the acquisition of the subsidiaries concerned, taking account of acquisition financing costs, the depreciation of fair value adjustments, the amortization of goodwill and any tax effects.

	2002	2001
	In millions of € , except per share
Revenues	46,089.8	43,789.5
Net income/(loss)	(862.5)	2,065.2
Basic earnings/(loss) per share	(0.87)	2.12

2.2 UNIFICATION OF THE FORTIS SECURITY AND SALE OF VINCI SECURITIES IN 2001

•	Unification of the Fortis security in 2001

The Fortis B and Fortis NL Extraordinary General Meetings held on December 14, 2001, approved the unification of outstanding Fortis B and Fortis NL shares and the creation of a new single Fortis share listed on the Amsterdam and Brussels Euronext markets and the Luxembourg Stock exchange.

Prior to unification of this security:

•	SUEZ held, via Société Générate de Belgique, 19.60% of the share capital of Fortis B.

•	Fortis B held 56.94% of the share capital of Fortis SA, which held the entire share capital of Fortis Bank and 56.94% of the share capital of Fortis NV, which in turn held the entire share capital of Fortis Insurance.

•	Fortis NL held 43.06% of the share capital of Fortis SA and 43.06% of the share capital of Fortis NV.

Following completion of the unification transactions, the former Fortis B and Fortis NL shareholders held Fortis units conferring an identical interest in Fortis SA and Fortis NV. The Fortis units held by SUEZ represented 11.16% of the share capital of Fortis SA and Fortis NV.

Given these percentage interests, Fortis B was accounted for under the equity method in the SUEZ consolidated financial statements up to December 17, 2001, the listing launch date of the Fortis units, and deconsolidated thereafter.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Sale of Vinci securities in 2001

Most of the Vinci securities held by the Group following the public offer of exchange launched by Vinci for Groupe GTM in July 2000 were subsequently sold in 2001 through a number of transactions, generating pre-tax capital gains of €298.0 million in the period.

In the consolidated financial statements for the year ended December 31, 2000, SUEZ opted for the alternative treatment permitted by the new consolidation regulation, allowing Groupe GTM to be accounted for under the equity method from January 1, 2000 up to the date of transfer of control. During the first nine months of 2000, Groupe GTM generated Revenues and Net operating income of €4.59 billion and €0.12 billion respectively (excluding energy and industrial service activities).

Vinci was accounted for under the equity method up to April 30, 2001.

•	Impact of these transactions on the comparability of the 2002 and 2001 consolidated financial statements

Had the Fortis and Vinci Groups not been accounted for under the equity method in the SUEZ consolidated financial statements for 2001, Net income and Segment profit (EBITDA) would have been as follows (In millions of €):

Segment profit	EBITDA	Net income
Published consolidated financial statements for the year ended December 31, 2001	7,737.9	2,086.7
Cancellation of the equity share in Fortis and Vinci net income	(306.2)	(306.2)
Cancellation of amortization of Fortis and Vinci goodwill	NA	8.8
Recognition of dividends received from Fortis and Vinci	133.7	133.7
Consolidated financial statements for the year ended December 31, 2001, adjusted for the equity accounting of Fortis and Vinci	7,565.4	1,923.0

2.3 OTHER MAJOR TRANSACTIONS

•	Partial sale of Elia in 2002

Elia, a subsidiary of Elia System Operator (ESO), was created to manage the high-voltage electricity transmission network in Belgium. On May 31, 2002, the Group sold 30% of ESO to PubliT, a company owned by several Belgian local authorities. Following this transaction, the Group held 70% of both companies.

The Belgian Federal Council of Ministers’ appointment of ESO to manage the transmission network was finalized on September 13, 2002. ESO and Elia, fully consolidated up until the appointment, have since been accounted for under the equity method, resulting notably from the entry into office of the new ESO non-executive directors, leading to the Group’s loss of control over this company.

This sale generated a net capital gain of €166.9 million, Group share, and included a resale option granted to the purchaser (the main terms and conditions of which are presented in Note 20.3 Other Commitments).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Partial sale of NOOS in 2001

On May 18, 2001, France Telecom transferred its Plan Câble network infrastructure to the SUEZ subsidiary, Suez Lyonnaise Telecom (SLT), which operates under the NOOS trade name and now integrates both the operation of and utilization rights for the cable network infrastructure, primarily located in Paris and the Greater Paris area. This agreement with France Telecom enabled SUEZ to realize a capital gain (dilution premium) of €310.3 million. SUEZ now holds 50.1% of the new structure, while 22.9% of SLT was sold by France Telecom to Morgan Stanley Dean Witter Private Equity and the remaining 27% is held by France Telecom following the return by NTL of its interest in NOOS. All Cable activities are 50.1% proportionally consolidated with effect from May 1, 2001, by virtue of the rights transferred to Morgan Stanley Dean Witter Private Equity under the shareholders’ pact. Within the context of this restructuring of its cable activities, SUEZ granted a number of loans in 2002 (see Note 10.3) accompanied by clauses enabling their repayment in SLT shares or SLT stock subscription warrants.

2.4 SITUATION IN ARGENTINA

•	Economic context

SUEZ’s operations in Argentina are primarily concentrated in the Water sector, and comprise direct and indirect investments, via Agbar, in Aguas Argentinas (concession for the city of Buenos Aires, 46% stake), Aguas Provinciales de Santa Fe (58% stake) and Aguas Cordobesas (44% stake). These three companies are fully consolidated in the SUEZ financial statements.

Operations in the Energy (Litoral Gas, 63% stake and Gasoducto Nor Andino, 79% stake) and Waste Services (Cliba, 45% stake) sectors are more limited.

After introducing a certain number of monetary measures and exchange rate controls at the beginning of December 2001, the Argentine government defaulted on its external debt payments and, on January 6, 2002, enacted an emergency law notably bringing to an end the linkage to the US dollar in place since 1991. This law was followed by a number of measures setting operating terms and conditions for the financial markets, closed since December 21, 2001 and resulting, in particular, in the creation of an exchange rate market launched on January 11, 2002. During the first three days of trading, the average peso exchange rate stood at approximately ARS 1.6 to the US Dollar. On December 31, 2002 the exchange rate was ARS 3.37 to the US Dollar, representing a devaluation of 70% since the peso was allowed to float freely. At the year-end, the Group translated the assets and liabilities and the unrealized exchange losses on debt denominated in strong currencies of Argentine companies at the closing exchange rate of ARS 1 to €0.2832 on December 31, 2002 (ARS 1 to €0.7008 on December 31, 2001). Cash flows and income and expense items (other than the aforementioned exchange losses) of entities whose day-to-day operations are denominated in the Argentine peso are translated at the average rate during the period of ARS 1 to €0.3318 for 2002 (compared to ARS 1 to €1.1167 for 2001).

In accordance with the opinion issued by the French National Accounting Institute (Conseil National de la Comptabilité) in December 2002, Argentina’s economy is not considered hyper-inflationary.

In addition, the law of January 6, 2002 rendered null and void all public sector price indexing measures under government contracts and introduced an obligation for the individual renegotiation of these contracts, taking into account economic and social constraints, the need to preserve the quality of public services and the financial interests of the service providers.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Faced with this situation, SUEZ immediately took a number of measures to ensure the ongoing activity of its subsidiaries and the continuity and quality of services.

Nonetheless, the new economic situation raises a number of uncertainties regarding the future of SUEZ Argentine subsidiaries and investments. This will depend, in particular, on general economic and political developments in the country and the outcome of:

•	public service contract renegotiations (price adjustment mechanisms, capital expenditure schedule reductions and, more generally, changes to contractual clauses to respond to the new economic environment) within the framework of the formal negotiation process detailed in Decree N°293/2002 of February 14, 2002;

•	negotiations held in simultaneously with lenders who could, under certain predetermined conditions, request the repayment of loans or call non-several guarantees granted by sponsors such as SUEZ, due to downturns in the financial ratios of the companies concerned, certain of which only partially serviced their debts in 2002. Certain multilateral lenders have already, in 2002, called on sponsors to make funds available to companies (“Project Funding Undertakings”) under these commitments. Negotiations are in progress (standstill) to temporarily reduce, within an organized framework, payments due by these companies pending clarification of the framework of their activities.

The negotiation process is still ongoing and the subsidiaries are not in a position to quantify its impact on the main terms and conditions of current contracts, particularly in regard to rate changes and the amount of capital expenditure.

The Group is likely to take advantage of contractual provisions, in particular in the Aguas Argentinas concession contract, guaranteeing a fair remuneration on capital employed (U.S. Dollar equivalent) and entitling the concession holder, in the event of contract termination, to compensation based on the net book value of assets, plus a premium in the event of fault by the concession grantor and minus the amount of performance bonds in the event of fault by the concession holder.

SUEZ therefore filed in June 2002 a claim against the Argentine government, in accordance with the procedures provided for in the Investment Protection Bilateral Treaty between the French and Argentine Republics. These procedures oblige the Argentine government to negotiate measures to correct or compensate for the damage suffered by investors as a result of its acts or omissions. Should these out-of-court negotiations fail to find a solution within the six-month minimum period defined by the Bilateral Treaty, the Group may submit the dispute for international arbitration to the ICSID (International Centre for Settlement of Investment Disputes), the Arbitration Court of the World Bank.

Impact on the consolidated financial statements

As of December 31, 2002, the Group recorded an exceptional charge, Group share, of €500 million (€610.9 million before minority interests and tax) encompassing exchange losses on dollar-denominated borrowings, asset impairment, notably in respect of goodwill and deferred tax assets, and allocations to provisions for contingencies and losses, including those relating to the various negotiations in progress.

For the period ended December 31, 2001, the Group recorded an exceptional charge, after tax and minority interests, of €198 million in the consolidated financial statements, primarily to reflect the initial impact of the devaluation on dollar-denominated borrowings.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—OPERATING INCOME

3.1 REVENUES AND OTHER OPERATING INCOME

	2002	2001	2000
	In millions of €
TOTAL REVENUES(a)	46,089.8	42,359.2	34,617.0
Including energy trading activities	5,872.0	3,869.0	681.0
Internal costs allocated to capitalized assets(b)	587.4	524.0	601.1
Expense transfers(c)	130.8	206.6	217.3
Income from disposals and sales(d)	362.8	46.4	136.3
Other current income	525.3	573.3	385.8
TOTAL OTHER OPERATING INCOME	1,606.3	1,350.3	1,340.5

(a)	On December 21, 2001, the Brazilian regulatory authorities signed an agreement with the electricity sector in settlement of the 2001 rationing resulting from the drought. On March 13, 2002, the authorities forwarded a detailed statement to Tractebel Energia (78% Group subsidiary) of the price supplements receivable as a result of the rationing, generating additional income in 2002 of BRL 621 million. Cash settlement will primarily be assured within the framework of financing organized by the Brazilian Development Bank (BNDES) and an initial payment of BRL 124 million was received on December 30, 2002. A final breakdown should be received in the first half of 2003.
(b)	Costs incurred in respect of tangible assets produced and used internally by the company.
(c)	Includes capital increase costs offset against Group additional paid-in capital of €14.7 million in 2002, and €13.3 million in 2000 (amount immaterial in 2001).
(d)	Notably includes income from disposals of construction site equipment and assets under concession, as well as income from the sale of venture capital companies. For the year ended December 31, 2002, the venture capital company, SI Finance, and its subsidiaries contributed €188.1 million to this item ( €2.1 million in 2001 and €120.3 million in late 2000).

3.2 INCOME FROM MIXED INTER-MUNICIPAL COMPANIES AND PARTNERSHIPS

	2002	2001	2000
	In millions of €
Share in mixed inter-municipal companies’ income	460.9	434.0	437.1
Partnerships	6.4	(10.2)	(11.6)
TOTAL	467.3	423.8	425.5

The income of inter-municipal companies corresponds to the share held by Electrabel, a Tractebel subsidiary, in the results of mixed gas and electricity inter-municipal companies, through which Electrabel is in partnership with several Belgian municipalities.

3.3 OTHER OPERATING EXPENSES CONSIST OF THE FOLLOWING

	2002	2001	2000
	In millions of €
Supplies and utility costs	1,849.7	1,662.7	1,753.3
Sub-contracting	2,432.8	1,956.9	1,536.4
Rental and joint ownership expenses	527.1	460.9	383.5
External personnel	605.2	565.1	478.5
Repairs and maintenance	772.0	698.5	476.6
Professional fees	542.0	410.5	357.1
Other	6,299.9	5,320.9	4,828.1
TOTAL	13,028.7	11,075.5	9,813.5

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.4 DEPRECIATION, AMORTIZATION AND PROVISIONS

	2002	2001	2000
	In millions of €
Depreciation and amortization	2,613.8	2,701.5	2,580.6
Intangible assets	303.2	284.2	305.6
Tangible assets(a)	2,238.4	2,350.3	2,212.8
Assets under concession	72.2	67.0	62.2
Provisions	457.1	397.2	445.1
Renewal of fixed assets	93.1	70.7	29.4
Inventories, accounts receivable and marketable securities	54.9	215.2	159.5
Contingencies and losses	277.8	127.2	241.4
Other	31.3	(15.9)	14.8
TOTAL	3,070.9	3,098.7	3,025.7

(a)	including depreciation relating to assets held under capital lease contracts of €98.1 million in 2002, €69.5 million in 2001 and €62.9 million in 2000.

NOTE 4—FINANCIAL INCOME

Financial income components include the following:

	2002	2001	2000
	In millions of €
Dividends from investments	338.3	158.7	153.2
Net interest and similar expenses	(1,385.4)	(1,628.2)	(1,502.0)
Net allocations to provisions for losses on marketable securities	(122.7)	(35.5)	(1.6)
Other financial income	193.8	247.3	378.4
FINANCIAL LOSS	(976.0)	(1,257.7)	(972.0)

EBITDA (as defined as segment profit in Note 22) coverage of net financial costs is calculated as follows:

2002
In millions of €
Net interest and similar expenses	(1,385.4)
EBITDA (Segment profit)	7,253.7
EBITDA COVERAGE RATIO	5.2

NOTE 5—EXCEPTIONAL INCOME/(LOSS)

	2002	2001	2000
	In millions of €
Capital gains on disposals and provisions, net	600.6	1,645.8	1,142.1
Other exceptional expenses, net	(2,384.3)	(819.6)	(573.4)
EXCEPTIONAL INCOME/(LOSS)	(1,783.7)	826.2	568.7

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.1 CAPITAL GAINS ON DISPOSALS OF ASSETS, NET

In 2002, capital gains primarily relate to the sale of securities: TPS (€169.8 million), Scottish Power (€112.1 million, or €33.8 million Group share), Chateaud’eau (€90.2 million), Arcelor (€51.4 million), Iberdrola (€103.6 million, or €70.8 million Group share), Acesa (€108.5 million, or €98.6 million Group share), Adeslas (€82.8 million, or €41.9 million Group share) and the partial sale of Elia (see Note 2.3, €538.9 million, or €166.9 million Group share). This account also includes capital gains realized on the sale of various real-estate assets (€188.3 million) leased back by the Group (see Note 20.2: Operating leases which may not be terminated), and the impact of the sale of and allocations to / reversals of provisions against Axa (-€225.4 million) and Fortis (-€244.6 million) securities. Finally, this account contains provisions against the portfolio of miscellaneous listed and unlisted securities (-€353 million, or -€286.1 million Group share).

In 2001, net capital gains primarily comprise the €310.3 million dilution gain recognized on the regrouping of SUEZ and France Telecom cable activities (see Note 2.3), the sale of Vinci securities in the amount of €298 million (see Note 2.2) and Fortis securities in the amount of €100 million, sales of TotalFinaElf securities (€164.6 million) and SES exchange capital gains (€137.8 million). This line item also includes the impact of the conversion of the AXA bonds into securities on January 1, 2001 (which, in the absence of a specific accounting recommendation is treated as an exchange transaction) and write-down provisions against this line of a net amount of €256.1 million. These disposals were accompanied by financial instruments, such as collars or equity swaps, under which SUEZ temporarily retains the risks and benefits associated with fluctuations in the market value of the securities, as presented in Note 18.2. These instruments matured in 2002.

In 2000, net capital gains primarily relate to the sale of Sofinco shares (€275.5 million), the Vinci/GTM public offers of exchange and disposals (€239.6 million), disposals of SES (€120.5 million) and Nigen (€107.6 million) securities, partial disposals of TotalFinaElf (€98.0 million) and Fortis (€90.7 million) securities and finally the withdrawal from the Kazakhstan subsidiaries (€186.4 million).

5.2 OTHER EXCEPTIONAL EXPENSES, NET

In 2002, other net exceptional expenses include the impact of the South-American crisis in the amount of €826.1 million, or €612.3 million Group share, including €500.1 million related to Argentina and €112.2 million resulting from the deterioration in the Brazilian real/US dollar exchange rate. These exceptional expenses also include various charges and provisions relating to the discontinuation of activities (€299.1 million, or €243.9 million Group share, primarily concerning the Jakarta, Manila and Atlanta contracts) and an expense of €786.6 million related to value adjustments to certain assets (€563.8 Group share, including €162.3 for the write-down of goodwill balances of German subsidiaries in the Waste Services sector, €175 million for the write-down of securities and other assets in the Communication sector, €90 million for the write-down of goodwill balances of Chilean water subsidiaries and €107 million for the write-down of Dutch energy subsidiaries). Finally, this account includes various restructuring costs and provisions (€168.3 million, or €147.4 million Group share).

In 2001, other net exceptional expenses primarily comprise restructuring costs (€198.9 million, including €103.4 million related to the 2003 Transform program launched by Electrabel and supply chain integration and restructuring costs of €91.0 million incurred by Ondeo Nalco), asset write-downs (€360.9 million, primarily in the Communication and Waste Services sectors) and exceptional capital losses net of reversals of provisions for emerging country risk (€335.8 million, including €314.4 million related to the devaluation of the Argentine peso, or €80.0 million Group share).

In 2000, other net exceptional expenses primarily included write-downs of goodwill balances (€336.1 million), restructuring costs (€129.9 million, of which 70% within the Water Sector) and loan issue and project costs (€89.3 million).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—INCOME TAX

6.1 INCOME TAX

Income before income tax and goodwill amortization for the years ended December 31, consists of the following:

	2002	2001	2000
	In millions of €
Current income of fully consolidated companies	2,731.6	2,806.1	2,806.0
Exceptional income/(loss)	(1,783.7)	826.2	568.7
Income before Income tax and goodwill amortization	947.9	3,632.3	3,374.7
French companies	(694.1)	746.6	191.3
Foreign companies	1,642.0	2,885.7	3,183.4
Income before Income tax and goodwill amortization	947.9	3,632.3	3,374.7

A reconciliation of the French statutory income tax rate (35.43% in 2002, compared to 36.43% in 2001 and 37.77% in 2000) with the Group’s effective income tax rate for the years ended December 31 is presented below:

	2002	2001	2000
	In millions of €
Income before income tax and goodwill amortization multiplied by statutory rate	(335.9)	(1,323.2)	(1,274.6)
Impact of:
Taxation in jurisdictions outside of France	(20.3)	21.7	99.7
Permanent differences	249.6	437.6	(10.8)
Capital gains and other income taxed at a reduced rate or nil(a)	84.0	247.1	244.0
Additional tax expense(b)	(53.4)	(70.0)	(15.5)
Discounting of deferred tax balances	52.4	13.4	49.4
Unrecorded deferred tax assets on timing differences and tax loss carryforwards(c)	(732.9)	27.7	167.2
Change in tax rates of deferred tax liabilities or assets	(23.8)	(12.5)	(24.9)
Tax credits	66.3	11.9	35.1
Other	56.9	(75.7)	67.9
Actual income tax charge	(657.1)	(722.0)	(662.5)
Effective tax rate (actual income tax charge divided by income before income tax and goodwill amortization)	69.3%	19.9%	19.6%

(a)	Including non-taxable capital gains in Belgium.
(b)	Including the 5% tax payable on dividends in Belgium.
(c)	The change in 2002 is primarily due to the non-recognition of deferred tax assets in respect of net operating loss carryfowards generated by the tax consolidation group created around SUEZ, the Environment companies in Argentina, and certain companies in the Communication sector.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax charge for the years ended December 31 breaks down as follows:

	Income tax on current income			Income tax on exceptional income			Total
	2002	2001	2000	2002	2001	2000	2002	2001	2000
	In millions of €
Current income tax
French companies	(3.6)	56.8	17.7	(54.0)	(127.4)	(126.1)	(57.6)	(70.6)	(108.4)
Foreign companies	(558.1)	(557.4)	(616.9)	150.6	(3.8)	83.8	(407.5)	(561.2)	(533.1)
TOTAL CURRENT INCOME TAX	(561.7)	(500.6)	(599.2)	96.6	(131.2)	(42.3)	(465.1)	(631.8)	(641.5)
Deferred income tax
French companies	(19.9)	(16.8)	(10.8)	5.7	(12.1)	8.3	(14.2)	(28.9)	(2.5)
Foreign companies	(139.9)	(168.3)	2.3	(37.9)	107.0	(20.8)	(177.8)	(61.3)	(18.5)
TOTAL DEFERRED INCOME TAX	(159.8)	(185.1)	(8.5)	(32.2)	94.9	(12.5)	(192.0)	(90.2)	(21.0)
TOTAL INCOME TAX CHARGE	(721.5)	(685.7)	(607.7)	64.4	(36.3)	(54.8)	(657.1)	(722.0)	(662.5)

In 2002, SUEZ was the parent company of a tax consolidation group comprised of 192 companies. Other tax groups are formed in France where possible.

As of December 31, 2002, the Group had net operating loss carryforwards (NOLs) and tax credits carried forward of €5,386.0 million, which will expire as follows:

NOLs and tax credits carried forward
In millions of €
2003	286.4
2004	62.7
2005	112.1
2006	466.0
2007	1,402.5
2008 and thereafter	3,056.3
TOTAL	5,386.0

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.2 DEFERRED TAX

Net deferred tax liabilities, before netting of deferred tax assets and liabilities by tax entity, are detailed hereafter:

	2002	2001
	In millions of €
Deferred tax assets:
Net operating losses and tax credit carryforwards	1,570.9	963.6
Pension commitments	652.5	816.1
Accrued liabilities	886.8	887.8
Unrecorded deferred tax assets(a)	(1,484.4)	(957.0)
Other	866.2	708.3
TOTAL	2,492.0	2,418.8
Deferred tax liabilities:
Intangible asset fair value adjustments	(1,078.2)	(1,342.6)
Depreciation of property, plant and equipment	(1,394.9)	(1,364.4)
Tax-driven reserves	(236.1)	(219.6)
Discounting of deferred tax liabilities	569.3	564.4
Other	(1,410.0)	(1,184.8)
TOTAL	(3,549.9)	(3,547.0)
NET DEFERRED TAX LIABILITIES	(1,057.9)	(1,128.2)

(a)	Unrecorded deferred tax assets.

Unrecorded deferred tax assets in respect of the SUEZ tax consolidation group alone amounted to €627.4 million at the end of 2002 (€332.6 million as of December 31, 2001).

The increase in 2002 was primarily due to the non recognition of deferred tax assets relating to loss carryforwards generated over the period.

The most distant reversal schedule for net deferred tax assets not recorded in the consolidated balance sheet must be considered to be infinite, with certain losses being carried forward indefinitely.

Movements in net deferred tax liabilities recorded in the consolidated balance sheet, after netting of deferred tax assets and liabilities by tax entity, break down as follows:

	Assets	Liabilities	Net liabilities
	In millions of €
As of December 31, 2001	999.3	(2,127.5)	(1,128.2)
Net income for the period	183.0	(375.0)	(192.0)
Other	(133.8)	396.1	262.3
Impact of netting by tax entity	(209.4)	209.4	—
As of December 31, 2002	839.1	(1,897.0)	(1,057.9)

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

The Group’s share in the equity and net income/(loss) of equity investees is summarized as follows:

	2002		2001		2000
	Equity	Net income (loss)	Equity	Net income (loss)	Net income (loss)
	In millions of €
Businesses:
Belgian mixed inter-municipal companies(a)	2,345.2	2.6	2,316.7	21.7	—
Elia(b)	145.1	27.6	—	—	—
Polaniec	99.8	5.0	69.5	5.4	2.6
Belgonucléaire	19.6	6.9	9.3	6.9	—
Other Energy investees	214.5	18.5	160.4	23.3	4.1
CEM (Macau electricity company)	—	—	66.7	14.0	14.3
Ormas Ambiental	(22.1)	(24.7)	9.3	(12.1)	1.6
Maynilad Water Services	(45.3)	(10.3)	(44.3)	(43.8)	—
Malaysian water companies	28.6	4.5	40.5	5.9	7.7
Other	184.7	10.0	192.9	18.5	(2.3)
TOTAL BUSINESSES	2,970.1	40.1	2,821.0	39.8	28.0
Other businesses:
Fortis B (banking and insurance)(c)	—	—	—	292.6	363.8
Umicore (non-ferrous metals)	283.1	15.1	307.9	34.5	27.8
Coficem/Sagem (sold in June 2002)	—	—	106.7	(5.5)	29.1
Télévision par Satellite (TPS)(e)	—	(5.5)	0.9	(34.2)	(41.9)
Vinci (construction and infrastructure concessions)(d)	—	—	—	13.6	105.2
Other	17.2	1.7	17.5	(7.1)	(0.5)
TOTAL OTHER BUSINESSES	300.3	11.3	433.0	293.9	483.5
TOTAL	3,270.4	51.4	3,254.0	333.7	511.5

(a)	Electrabel’s share in the income of mixed inter-municipal companies is included in operating income (see Note 3.2 for further details).
(b)	Following the appointment of ESO to manage the transmission network by the Belgian Federal Council of Ministers on September 13, 2002 and the entry into office of the new ESO independent directors (see Note 2.3), ESO and Elia are accounted for under the equity method.
(c)	This company is accounted for under the equity method up to December 17, 2001, the date of unification of the Fortis share (see Note 2 for a description of the transaction) and deconsolidated thereafter.
(d)	In the 2000 financial statements, SUEZ adopted the alternative treatment permitted by CRC Regulation n°99-02, allowing Groupe GTM to be accounted for under the equity method from January 1, 2000. As of December 31, 2000, this line item therefore comprised Groupe GTM accounted for under the equity method from January 1 to September 30, 2000 and Vinci accounted for under the equity method from October 1 to December 31, 2000. In 2001, this line items comprises Vinci accounted for under the equity method up to April 30, 2001 (see Note 2.2).
(e)	TPS was sold on October 2, 2002.

The Group received dividends from companies accounted for under the equity method of €492.7 million, €529.2 million and €522.2 million in 2002, 2001, and 2000, respectively.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill related to companies accounted for under the equity method totaled €50.6 million as of December 31, 2002, compared to €168.7 million as of December 31, 2001 and €411.0 million as of December 31, 2000 (see Note 8).

Summarized financial information in respect of the main affiliates accounted for under the equity method is presented below as of December 31, 2002:

Mixed inter-municipal companies

	2002	2001
	In millions of €
Balance Sheet Information:
Total current assets	3,988	4,144
Total assets	9,936	9,974
Total current liabilities	3,928	3,983
Total liabilities	4,373	4,377
Shareholders’ equity	5,562	5,597
Total liabilities and shareholders’ equity	9,936	9,974
Income Statement Information:
Revenues	5,204	6,043
Other operating income	154	140
Operating expenses	4,329	5,032
Net income	1,567	1,303

The above financial information represents the combined financial data of the individual mixed inter-municipal companies under Belgian GAAP.

Umicore Group (formerly Union Minière)

	2002	2001
	In millions of €
Balance Sheet Information:
Total current assets	1,200	1,449
Total assets	2,283	2,542
Total current liabilities	840	946
Total liabilities	933	1,100
Minority interests	69	68
Shareholders’ equity, Group share	1,023	1,104
Total liabilities and shareholders’ equity	2,283	2,542
Income Statement Information:
Revenues	3,172	3,511
Operating expenses	(3,095)	(3,515)
Tax	3	10
Net income	48	116

The above financial information is taken from the consolidated financial statements of Umicore, drawn up in accordance with Belgian GAAP.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—GOODWILL

		Goodwill	Negative
		In millions of €
Balance sheet as of December 31, 2000		9,763.6	(200.3)
Goodwill recorded in 2001		1,060.0	(25.8)
Significant changes include:
- Acquisition of a 40% stake in ONES (formerly Neec, Water treatment—USA)	279.4
- Acquisition of Groupe GTI (Energy companies—Netherlands)	243.9
- Acquisition of the Axima Winthertur Group (Energy companies—Switzerland)	202.9
Changes in consolidation scope and unrealized foreign exchange gains and losses(a)		33.7	(29.2)
Amortization expense		(460.9)	38.3
Exceptional amortization		(77.1)
Balance sheet as of December 31, 2001		10,319.3	(217.0)
Goodwill recorded in 2002		487.0	(141.9)
Significant changes include:
- Acquisition of an additional stake in Tractebel	140.0
- Acquisition of Electrabel securities by Tractebel	91.4
- Téris (acquisition of 50% from Rhodia)	37.2
Changes in consolidation scope and unrealized foreign exchange gains and losses(b)		(1,033.8)	(5.5)
Amortization expense		(413.0)	30.4
Exceptional amortization(c)		(648.6)
Balance sheet as of December 31, 2002		8,710.9	(334.0)

(a)	Primarily comprises the increase in the percentage interest in Electrabel and Fluxys (€163.2 million), and the finalization in 2001 of the opening balance sheets of companies acquired in 2000 (-€127.8 million).
(b)	Notably the impact of exchange rate fluctuations in the amount of -€662.4 million and sales in the amount of -€275.8 million (mainly Thai power plants, Coficem, Châteaud’eau and TPS).
(c)	Included in the Statement of income in Other net exceptional expenses. Primarily concerns in 2002, the write-down of goodwill balances of certain subsidiaries operating in the Waste Services business in Germany (€162.3 million), the Water business in Chile (€143.4 million) and Argentina (€74.6 million) and the Energy business in Holland (€242.0 million). Necessitated by revised profit forecasts of the entities concerned, these write-downs brought the value of these entities on consolidation into line with their fair value (see Note 1-F).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9—TANGIBLE AND INTANGIBLE ASSETS, DEPRECIATION AND AMORTIZATION

9.1 TANGIBLE AND INTANGIBLE ASSETS

Gross value:

	As of December 31, 2001	Movements during the year			As of December 31, 2002
		Consolidation scope and unrealized foreign exchange gains/(losses) (a)	Additions	Other movements (b)
	In millions of €
Intangible assets	5,558.2	(620.7)	338.8	147.3	5,423.6
Assets owned outright	58,132.8	(8,308.6)	3,641.8	(1,266.0)	52,200.0
Assets under concession	8,028.6	32.4	184.7	4.0	8,249.7
Tangible assets	66,161.4	(8,276.2)	3,826.5	(1,262.0)	60,449.7

(a)	Primarily comprises the impact of the deterioration of the Argentine peso (€919.4 million), the Brazilian real (€1,460.1 million), the US dollar (€2,455.1 million), and the pound sterling ( €420.7 million) .
(b)	Including disposals and eliminations (-€1,626.6 million) and, among assets under concession, capital expenditure financed or contributed by third parties (local authorities, water authorities) in the amount of €141.6 million.

Depreciation and amortization:

	As of December 31, 2001	Movements during the year			As of December 31, 2002
		Consolidation scope and unrealized foreign exchange gains/(losses) (a)	Additions	Other movements (b)
	In millions of €
Accumulated amortization, intangible assets	1,323.3	(123.2)	327.8	(7.3)	1,520.6
Assets owned outright	25,673.7	(2,802.2)	2,331.4	(674.7)	24,528.2
Assets under concession	2,496.1	(10.3)	41.7	118.2	2,645.7
Accumulated depreciation, tangible assets	28,169.8	(2,812.5)	2,373.1	(556.5)	27,173.9

(a)	Primarily comprises the deterioration of the Argentine peso (€232.2 million), the Brazilian real (€185.1 million), the US dollar (€ 467.9), and the pound sterling (€100.3 million).
(b)	Including disposals and eliminations (€675.6 million) and, among assets under concession, depreciation recorded on behalf of concession grantors paid out of the special contra account for fixed assets received, included in liabilities in the balance sheet (€180.8 million).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.2 TANGIBLE ASSETS OWNED OUTRIGHT

	2002	2001	2000
	In millions of €
Land	817.2	1,031.5	723.2
Buildings	4,731.8	5,971.9	6,136.6
Machinery and equipment	15,783.2	17,753.6	16,878.6
Capitalized dismantling and asset retirement costs(a)	163.8	—	—
Vehicles	623.9	666.1	733.1
Fixed assets under capital lease(b)	908.0	1,058.8	1,060.0
Construction in progress and down-payments	2,989.5	3,796.2	4,009.3
Other fixed assets	1,654.4	2,181.0	2,061.7
TOTAL NET VALUE	27,671.8	32,459.1	31,602.5
(a) See Note 1-M. (b) Fixed assets under capital lease as of December 31, 2002, 2001 and 2000 break down as follows:
	2002	2001	2000
	In millions of €
Buildings	270.0	380.9	385.6
Machinery and equipment	921.5	837.1	811.5
Vehicles and other tangible fixed assets	217.7	272.0	188.4
Gross fixed assets under capital lease	1,409.2	1,490.0	1,385.5
Accumulated depreciation	(501.2)	(431.2)	(325.5)
Net fixed assets under capital lease	908.0	1,058.8	1,060.0

The decrease in 2002 in buildings owned outright or under capital lease is due to sales of real-estate assets during the period (see Note 5).

Depreciation of and provisions against tangible fixed assets owned outright (€2,331.4 million, €2,381.8 million and €2,326.4 million for 2002, 2001 and 2000 respectively) are primarily included in “Depreciation, Amortization and Provisions” in the accompanying consolidated statements of income.

9.3 TANGIBLE ASSETS UNDER CONCESSION

	2002	2001	2000
	In millions of €
Placed under concession by the concession holder	1,949.4	1,966.6	1,886.9
Placed under concession by the concession grantor	3,654.6	3,565.9	3,513.2
Net value—assets	5,604.0	5,532.5	5,400.1
Financing by third parties	292.9	295.9	351.1
Counterpart of fixed assets received	3,654.6	3,565.9	3,513.2
Additional amortization due to asset lives greater than concession duration	901.7	806.8	738.4
Concession accounts—liabilities	4,849.2	4,668.6	4,602.7
TOTAL NET BOOK VALUE	754.8	863.9	797.4

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.4 INTANGIBLE ASSETS

	2002	2001	2000
	In millions of €
Intangible assets resulting from the acquisition of Environment companies(a)	2,191.9	2,671.5	2,640.2
Purchased goodwill	296.8	107.5	138.6
Software	192.2	189.0	122.5
Intangible rights relating to concession contracts(b)	481.2	484.5	515.9
Other intangibles	740.9	782.4	469.8
TOTAL NET VALUE	3,903.0	4,234.9	3,887.0

(a)	Primarily concerns Nalco and Aguas Andinas. The key components are the customer portfolio, brands (trade name and brands associated with the main products) and patents and licenses for Nalco (total net value of €2,024.8 million) and water rights for Aguas Andinas (total net value of €167.1 million).
(b)	Intangible rights relating to concession contracts are costs paid or payable in return for concession rights. These costs are amortized on a straight-line basis over the term of the contract to which they relate.

Amortization of and provisions against intangible assets (€327.8 million, €321.5 million and €439.4 million for 2002, 2001 and 2000 respectively) are primarily included in “Depreciation, Amortization and Provisions” in the accompanying consolidated statements of income.

NOTE 10—INVESTMENTS AND MARKETABLE SECURITIES

10.1 EQUITY SECURITIES

	As of December 31, 2002		As of December 31, 2001		As of December 31, 2000
	Market or estimated value	Net book value	Market or estimated value	Net book value	Market or estimated value	Net book value
	In millions of €
Fortis	1,669.3	1,669.3	3,978.0	2,278.9	—	—
TotalFinaElf	527.4	527.4	1,211.4	953.9	1,196.0	787.1
Scottish Power	—	—	284.8	164.9	296.3	164.9
Iberdrola	—	—	605.2	467.8	601.3	467.8
Axa	—	—	542.2	542.2	774.8	270.9
S.E.S Global	106.4	106.4	199.6	197.2	275.0	76.7
Hidrocantabrico	—	—	—	—	240.0	273.5
Atlantic LNG	122.2	122.2	160.7	160.7	134.3	134.3
Acesa	—	—	166.5	61.9	131.9	61.9
Arcelor	—	—	70.0	32.8	77.8	54.4
Galilée/Marignan exchangeable bonds(a)	—	—	195.1	195.1	—	—
LDCOM(a)	389.9	389.9	—	—	—	—
Gas Natural	209.7	208.8	—	—	—	—
Repurchase agreements(b)	1,107.4	1,107.4	—	—	—	—
Other	1,602.2	1,602.2	1,804.5	1,597.7	2,502.0	1,715.9
TOTAL EQUITY SECURITIES	5,734.5	5,733.6	9,218.0	6,653.1	6,229.4	4,007.4

(a)	During the first-half 2002, SUEZ purchased the entire share capital of Galilée Développement and Marignan Investissements, which in turn hold 47.7% of the share capital of FirstMark Communications France (FMCF) for €0.1 million. All FMCF shares held by the Group were then contributed to LDCOM, SUEZ having subscribed to two LDCOM share capital issues in the amount of €200 million. As of December 31, 2002, SUEZ’s stake in LDCOM is €389.9 million, representing 16.55% of the share capital.
(b)	Within the context of the active management of these equity securities, the Group entered into several share repurchase agreements and equivalents which, whatever their legal form, did not give rise to the recognition of a disposal. The securities concerned are therefore retained in the consolidated balance sheet and the reserve policy is unchanged.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The main characteristics of these contracts are as follows:

Securities subject to repurchase agreements	Number of securities concerned (in millions)	Net book value as of December 31, 2002 (In millions of € )	Maturity date
Axa	11.3	157.1	August 2005
Fortis	38.7	636.2	April 2003
TotalFinaElf	1.5	204.4	April 2003
Vinci	2.0	109.7	October 2003
TOTAL		1,107.4

Movements during 2002 and 2001 were as follows:

In millions of €
As of December 31, 2000	4,007.4
Acquisitions(a)	1,425.2
Disposals, net book value(b)	(1,137.1)
Net allocations to reserves	(462.4)
Changes in consolidation scope, exchange rate fluctuations and other changes(c)	2,820.0
As of December 31, 2001	6,653.1
Acquisitions(a)	3,184.3
Disposals, net book value(b)	(2,961.2)
Net allocations to reserves	(807.1)
Changes in consolidation scope, exchange rate fluctuations and other changes(c)	(335.5)
As of December 31, 2002	5,733.6

(a)	In 2001, the main acquisitions concerned TotalFinaElf securities and exchangeable bonds. In 2002, the main acquisitions concerned TotalFinaElf €(1,075.9 million), Fortis €(579 million), LDCOM and Gas Natural securities.
(b)	In 2001, the main disposals mainly concerned TotalFinaElf, Hidrocantabrico, Arcelor and USCC securities. In 2002, the main disposals concerned TotalFinaElf €(1,061.9 million), Fortis €(322.2 million), Arcelor and Labeyrie securities.
(c)	In 2001, this line item comprised the impact of the Fortis deconsolidation, the redemption of the AXA exchangeable bonds in shares and the exchange of SES securities. In 2002, this line item comprised the impact of the contribution of the FirstMark Communications France (FMCF) shares to LDCOM, the first consolidation of the NTL subsidiaries in France and goodwill.

Gains realized by the Group on the disposal of equity securities totaled €556.6 million, €933.8 million and €171.0 million (before reversal of provisions) in 2002, 2001 and 2000 respectively, and are included in the accompanying consolidated statements of income as “Exceptional income”. Capital gains and losses on the disposal of equity securities realized by venture capital companies are included in current net income and detailed in Note 3.1.

10.2 COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (SEE NOTE 7)

10.3 OTHER ASSETS

Other assets primarily comprise loans granted by SUEZ as part of its Cable activities (Suez Lyonnaise Telecom, 50.1% proportionally consolidated company) in the net amount of €487.7 million, maturing within one year and accompanied by clauses enabling their repayment in Suez Lyonnaise Telecom shares or stock subscription warrants and the Group loan to Elia in the net amount of €597.8 million.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.4 MARKETABLE SECURITIES

The estimated fair value of the Group’s marketable securities as of December 31, 2002 and 2001 was €2,583.0 million and €1,182.1 million respectively, resulting in unrealized capital gains of €7.3 million and €59.5 million as of December 31, 2002 and 2001 respectively.

As of December 31, 2001, marketable securities included SUEZ shares held by the Group to cover employee stock option plans. A total of €12.9 million shares were held, for a net book value of €353.6 million. Following the reclassification of these shares during the year within Other financial assets (see Note 13.4), the number of SUEZ shares recorded in marketable securities was reduced to 208,596, for a net book value of €2.0 million.

The Group adjusts marketable securities to the lower of cost and market value. Net allocations to reserves for losses in the value of marketable securities, recorded as a financial expense, amounted to €6.7 million in 2002, €5.1 million in 2001 and €6.1 million in 2000.

Net gains and losses from sales of marketable securities, included in other net financial income as total income from marketable securities (see Note 4), consisted of the following:

	Gains	Losses	Total
	In millions of €
2002	67.8	(60.4)	7.4
2001	37.2	(5.5)	31.7
2000	61.7	(7.7)	54.0

NOTE 11—CURRENT ASSETS

11.1 INVENTORIES AND WORK IN-PROGRESS

	As of December 31, 2002			As of December 31, 2001			As of December 31, 2000
	Gross	Reserves	Net	Gross	Reserves	Net	Gross	Reserves	Net
	In millions of €
Raw materials	1,063.5	75.2	988.3	1,052.6	74.2	978.4	927.8	49.0	878.8
Work in-progress(a)	1,220.3	53.7	1,166.6	2,659.3	35.8	2,623.5	1,346.9	26.0	1,320.9
Finished products and goods	506.4	8.7	497.7	615.5	14.1	601.4	577.9	11.5	566.4
TOTAL	2,790.2	137.6	2,652.6	4,327.4	124.1	4,203.3	2,852.6	86.5	2,766.1

(a)	The increase in work-in-progress in 2001 is due to the entry into the scope of consolidation of Energy companies; in 2002, these companies deducted advances and down payments received on this inventory from work-in-progress. The movement must be considered in conjunction with the movement in advances and down payments received on orders recorded in liabilities.

11.2 TRADE ACCOUNTS AND NOTES RECEIVABLE

The Group implemented a debt securitization program in 2002, the principal characteristics of which are described in Note 20.5.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—PREPAID EXPENSES AND DEFERRED INCOME

	2002		2001		2000
	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income
	In millions of €
Prepaid expenses on pensions(a)	329.7	—	199.0	—	164.9	—
Deferred tax(b)	839.1	1,897.0	999.3	2,127.5	1,696.3	2,718.1
Bond discounts	91.5	—	110.1	—	118.2	—
Expenses to be amortized	265.0	—	281.5	—	177.9	—
Unrealized foreign exchange gains and losses	—	—	—	—	100.0	87.7
Advance billing	—	201.8	—	180.0	—	86.7
Other prepayments and accruals	775.2	1,936.7	637.9	2,194.0	612.8	1,962.9
TOTAL	2,300.5	4,035.5	2,227.8	4,501.5	2,870.1	4,855.4

(a)	See Note 19 for the breakdown of pension plan commitments.
(b)	See Note 6 for changes in deferred tax.

NOTE 13—SHAREHOLDERS’ EQUITY

13.1 SHARE CAPITAL

The Group’s share capital consisted of:

As of	Number of shares making up the share capital	Par value (In €)	Share capital (In millions of €)
December 31, 2002	1,007,422,403	2	2,014.8
December 31, 2001	1,026,280,965	2	2,052.6
December 31, 2000	1,021,328,585	2	2,042.7

Generally, each holder of shares is entitled to one vote per share at any shareholder’s meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

13.2 CONSOLIDATED RESERVES

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital par value. This reserve cannot be distributed to shareholders other than in liquidation.

Not all consolidated reserves may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable reserves of SUEZ, the parent company, totaled €18,994.0 million as of December 31, 2002, €19,795.3 million as of December 31, 2001 and €18,360.9 million as of December 31, 2000.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.3 CUMULATIVE TRANSLATION ADJUSTMENTS

	As of December 31, 2002	Change	As of December 31, 2001	As of December 31, 2000
	In millions of €
Eurozone	(90.1)	(2.1)	(88.0)	(91.5)
Dollar zone (US$ and CA$)	(136.8)	(567.8)	431.0	310.4
Pounds sterling	28.0	(162.9)	190.9	164.7
Brazilian real	(988.1)	(650.1)	(338.0)	(182.5)
Argentine peso	(259.5)	(166.6)	(92.9)	—
Other currencies(a)	(244.5)	(253.8)	9.3	30.6
TOTAL	(1,691.0)	(1,803.3)	112.3	231.7

(a)	The decrease observed includes, in 2002, the impact of the deterioration in the Chilean peso exchange rate (-€140.8 million).

13.4 TREASURY STOCK AND STOCK REPURCHASE PROGRAM

The Group has a stock repurchase program authorized by the shareholders’ annual general meetings held on June 11, 1998, May 28, 1999, May 5, 2000, May 4, 2001 and April 26, 2002. This program provides for the purchase of a maximum of 10% of the share capital over a period of at most eighteen months from the shareholders’ general meeting date. It also requires that the accrued amount of acquisitions net of charges must not exceed the sum of €5.0 billion, the maximum purchase price must not exceed €50 per share and the minimum selling price may not be less than €32 per share.

Under this program, 7,515,986 shares were purchased in 2002 and 31,779 shares were sold for a net amount of €146.7 million.

The Board of Directors meeting of November 20, 2002 decided to reclassify in Other financial assets, 12,625,000 treasury shares initially recorded in marketable securities and held to cover stock purchase options granted to employees. As a result of recent stock market movements, the exercise conditions of these options are, in the Group’s opinion, no longer attractive to employees.

In accordance with the transitional measures provided in opinion 2002-D of December 18, 2002 issued by the French Accounting Regulation Committee Urgent Issues Taskforce, this reclassification was performed at net book value as of June 30, 2002, the balance sheet date of the last published financial statements, or €348.6 million.

In addition, and in application of the authorization granted by the General Meeting of April 26, 2002, the Board of Directors meeting of November 20, 2002 decided to cancel 32,373,156 treasury shares, for an amount of €953.2 million. Of the 32,373,156 treasury shares cancelled, 30,732,456 shares were already recorded in Other financial assets and, as such, had been deducted from consolidated shareholders’ equity. Of the 12,625,000 shares reclassified, 1,640,700 were cancelled for an amount of €50 million and 10,984,300 shares were deducted from consolidated shareholders’ equity in the amount of €298.6 million.

These operations resulted in a reduction in consolidated shareholders’ equity of €495.3 million.

Treasury stock (see Note 1.A) deducted from consolidated shareholders’ equity as of December 31, 2002 comprised 13,658,943 shares (compared to 25,922,892 shares as of December 31, 2001 and 25,800,535 shares as of December 31, 2000 after adjustment for the 5 for 1 share split) for a total value of €372.6 million (€830.5 million and €810.0 million as of December 31, 2001 and 2000 respectively).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of these, Group shares owned by fully consolidated subsidiaries and deducted at cost from shareholders’ equity totaled €72.5 million, €72.5 million and €81.8 million as of December 31, 2002, 2001 and 2000 respectively.

	In millions of €			Number of Shares
	Deducted from SHs’ equity	Marketable Securities	Total	Deducted from SHs’ equity	Marketable Securities	Total
December 31, 2001	830.5	353.6	1,184.1	25,922,892	12,949,153	38,872,045
Purchases by the parent company	147.6	—	147.6	7,515,986	—	7,515,986
Write-downs by the parent company	—	(0.9)	(0.9)	—	—	—
Reclassification in Other financial assets	348.6	(348.6)	—	12,625,000	(12,625,000)	—
Cancellation of shares(a)	(953.2)	—	(953.2)	(32,373,156)	—	(32,373,156)
Sales by the parent company	(0.9)	(2.1)	(3.0)	(31,779)	(115,557)	(147,336)
December 31, 2002	372.6	2.0	374.6	13,658,943	208,596	13,867,539

(a)	Gross value of treasury stock cancelled by SUEZ SA, before recording of a write-down reserve of €121 million.

13.5 TRANSACTIONS RESULTING IN GOODWILL BEING CHARGED AGAINST NET EQUITY

•	Merger of Lyonnaise des Eaux and Compagnie de Suez in 1997

The goodwill relating to this transaction (€712.3 million) was charged directly against associated paid-in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill balance was analyzed for allocation to the underlying businesses and is monitored to ensure its correct treatment, in particular in the event of disposal.

The goodwill amortization is calculated in memo accounts, not included in the financial statements, over the expected lives of the underlying businesses as detailed in note 1-D. The corresponding goodwill amortization expense would have amounted to €9.0 million in 2002.

In 2002, the exceptional write-down of Fortis and Coditel goodwill, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, totaled €992.0 million. This amount takes account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

The sale of Sofinco, Fortis B and Elia securities in 2000, 2001 and 2002 resulted in part of the goodwill initially charged against paid-in capital being deducted from the capital gains recognized on disposal, in the amount of €116.0 million, €77.3 million and €128.2 million respectively. These amounts take account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

•	Public offer of exchange Société Générale for de Belgique (SGB) in 1998

The goodwill relating to this transaction (€2,494.7 million) was charged directly against associated paid-in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill amortization is calculated in memo accounts, not included in the financial statements, over the expected lives of the underlying businesses, that is 40 years for Energy activities and 20 years for all other activities. The corresponding recurring goodwill amortization expense would have amounted to €70.0 million in 2002.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Public offer of exchange for SITA in 1999

The goodwill relating to this transaction (€565.6 million) was charged directly against associated paid-in capital and is monitored in a similar way to that described above, based on a theoretical amortization period of 20 years (theoretical recurring charge in 2002: €28.3 million)

•	Public offer of exchange for Tractebel in 1999

The goodwill relating to this transaction (€5,695.5 million) was charged directly against associated paid-in capital and allocated to the principal Tractebel subsidiaries. It is subject to an accounting treatment comparable to that described above, based on an amortization period of 40 years (theoretical recurring charge in 2002: €142.4 million).

13.6 CHANGES IN ACCOUNTING POLICY

•	Impact of the application of CRC Regulation 2000.06 regarding liabilities:

Value as of January 1, 2002
In millions of €
Capitalization of the net present value of dismantling costs on the commissioning date	335.2
Depreciation of this incidental asset from the commissioning date	(162.8)
Impact of the above changes in method on reserves for contingencies and losses	280.2
Deferred tax	20.3
Impact on total shareholders’ equity	(87.5)
Impact, Group share	(48.3)
Impact, minority interests	(39.2)

•	Impact of the application of the new consolidated financial statement regulation on net deferred tax liabilities:

The impact of the change in accounting method as of January 1, 2000 introduced by the new consolidated financial statement regulation breaks down as follows:

Value as of January 1, 2000
In millions of €
Recording of deferred tax liabilities on UK water companies (nominal value)	(510.4)
Discounting of deferred tax(a)	507.0
Other	(46.1)
TOTAL	(49.5)
Impact on investments accounted for under the equity method	6.6
Impact on total shareholders’ equity	(42.9)
Impact, Group share	(24.7)
Impact, minority interests	(18.2)

(a)	The discount rates used were determined individually by reference to government bond rates and reversal schedules. Essentially, only two Group companies are affected by the discounting measures (Northumbrian and Aguas Argentinas), which concern specific tax regimes applicable to fixed asset depreciation practices.

In accordance with this change in accounting method, the deferred tax asset or liability position is now presented net for each tax entity.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Capitalization of interim interest during the construction phase of a self-constructed asset

The impact of the change in accounting method as of January 1, 2000 resulting in the systematic capitalization of interim interest during the construction phase of self-constructed assets breaks down as follows:

Value as of January 1, 2000
In millions of €
Gross value of tangible fixed assets	206.5
Accumulated depreciation	(21.8)
TOTAL NET VALUE	184.7
Corresponding deferred tax	(51.7)
Impact on total shareholders’ equity	133.0
Impact on Group share	80.5
Minority interests	52.5

13.7 DILUTIVE INSTRUMENTS

•	Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of €79.27. These bonds are redeemable in full on January 1, 2006 at a price of €96.04, corresponding to 121.15% of the issue price.

Each bond can be converted at any time at the rate of five Group shares for one bond. Given the conversion of 2,308,499 bonds in 2000, 457,320 bonds in 2001 and 156,217 bonds in 2002, the 2,594,388 convertible bonds outstanding as of December 31, 2002, confer entitlement to 12,971,940 SUEZ shares.

13.8 CALCULATION OF BASIC AND DILUTED EARNINGS/(LOSS) PER SHARE

	2002	2001	2000
	(In millions of €)
Numerator
Net income/(loss), Group share(a)	(862.5)	2,086.7	1,919.4
Impact of dilutive instruments:
- Elimination of the remuneration and amortization of bond issue premiums	9.3	7.3	0.1
Diluted net income/(loss), Group share(b)	(853.2)	2,094.0	1,919.5
Denominator(*)
Average number of shares outstanding, in millions(c)	991.3	985.1	956.7
Impact of dilutive instruments:
- Bonds	13.3	15.4	25.2
- Warrants		nm	0.7
- Stock subscription and purchase option plans reserved for employees	5.0	5.3	6.4
Diluted average number of shares outstanding(d)	1,009.6	1,005.8	989.0
Earnings/(loss) per share in €(a)/(c)	(0.87)	2.12	2.01
Diluted earnings/(loss) per share in €(b)/(d) (see(1))	(0.85)	2.08	1.94
Adjusted to (see(1))	(0.87)

(1)	The method used to determine diluted earnings/(loss) per share automatically leads to the recognition of a positive impact because of the losses recognized over the year. Pursuant to Opinion N 27 of the Conseil Superieur of the Ordre des Experts Comptables, diluted earnings/(loss) per share amount to -€0.87, which is identical to earnings/(loss) per share.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 14—MINORITY INTERESTS

Changes in minority interests for the years ended December 31 are as follows:

	2002	2001
	In millions of €
Minority interests as of January 1	6,447.0	7,089.3
Dividends distributed	(641.0)	(652.6)
Change in unrealized foreign exchange gains and losses(a)	(622.5)	(238.4)
Income for the year	822.1	733.7
Changes in the consolidation scope(b)	(775.7)	(485.0)
Impact of the change in method of accounting for reserves for dismantling installations (see Note 13.6)	(39.2)	—
Minority interests as of December 31	5,190.7	6,447.0

(a)	In 2002, this heading primarily comprises the impact of the deterioration in the Argentine peso (-€141.7 million), Brazilian real (-€170.2 million) and Chilean peso (-€255.0 million) exchange rates and, in 2001, the impact of the devaluation of the Argentine peso (-€119.9 million).
(b)	In 2002, this heading primarily comprises the impact of the buyout of Lyonnaise Europe/OSUK minority interests in the amount of -€333.0 million, the strengthening of the Group’s interest in Aguas Andinas for -€31.0 million and in Tractebel Energia for -€43.0 million, the equity accounting of Elia for -€224.0 million, the entry into the scope of consolidation of HHPC for €22.0 million, and the strengthening of the Group’s interest in Electrabel for -€71.0 million and in Tractebel for -€74.0 million.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—RESERVES FOR CONTINGENCIES AND LOSSES

15.1 DETAIL OF MAJOR COMPONENTS

	Dec. 31, 2001	Allocation	Reversal for utilization	Reversal for excess	Change in method	Change in consol. scope	Other	Dec. 31, 2002
	In millions of €
Pension liabilities (see Note 19)	2,552.4	128.0	(178.1)	(27.7)	—	(201.6)	(30.0)	2,243.0
Reprocessing and storage of nuclear fuels (a)	2,131.4	278.6	(31.1)	(28.0)	—	—	—	2,350.9
Renewals and major repairs (b)	1,289.8	314.6	(210.5)	(32.6)	—	(4.1)	(65.7)	1,291.5
Sector-related risks (c)	309.1	121.6	(126.0)	(18.1)	—	(1.5)	36.9	322.0
Dismantling of installations (d)	865.9	117.6	(2.9)	(6.9)	280.2	0.0	22.8	1,276.7
Losses on completion, warranties and project completion (e)	363.5	348.9	(148.3)	(14.9)	—	(0.6)	(56.7)	491.8
Contractual commitments (f)	237.8	212.6	(131.1)	—	—	7.4	11.8	338.4
Disputes, claims and tax risks	364.4	166.1	(72.9)	(28.8)	—	6.4	(30.9)	404.3
Site rehabilitation (g)	418.0	98.5	(85.4)	(4.9)	—	10.8	(4.4)	432.6
Restructuring costs	285.1	164.0	(147.5)	(8.0)	—	(5.0)	7.3	296.0
Other contingencies and losses (h)	402.7	315.8	(217.8)	(10.0)	—	9.4	(73.2)	427.0
Negative goodwill, net of amortization (see Note 8)	217.0	(30.4)	—	—	—	147.3	—	334.0
TOTAL RESERVES FOR CONTINGENCIES AND LOSSES	9,437.1	2,236.0	(1,351.6)	(179.9)	280.2	(31.5)	(182.1)	10,208.1

The above cross-references are on page 130 and following.

Impact		Allocation	Release					Net allocation
Current income		1,378.2	(1,009.2)					369.0
Exceptional income		857.8	(522.3)					335.5
TOTAL		2,236.0	(1,531.5)					704.5

Allocations for the year primarily concern reserves recorded to cover Argentine risks (€206 million), nuclear waste processing (€278 million) and losses on completion on certain water services contracts (€157 million).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the scope of consolidation (-€31 million) principally reflect the buyout of Lyonnaise Europe minority interests (negative goodwill of €59 million), while the impact of exchange rate fluctuations (-€219 million) included in the Other column is primarily due to our Brazilian and Argentine subsidiaries.

(a)	Reprocessing and storage of nuclear fuels: when nuclear fuel is removed from a reactor, it remains radioactive and must be treated. This reserve covers all the costs related to the treatment of the spent nuclear fuel produced to the end of the period. As such, the reserve incorporates all costs incurred in the fuel reprocessing cycle: internal costs incurred through the removal of the fuel from the reactor and initial on-site storage; costs paid to third parties for the transportation of the fuel to a reprocessing center and for the storage, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site and finally disposal of the waste fuel.

The reserve for spent fuel is based on the real internal costs incurred and external costs on the basis of signed contracts with third parties, being independent transportation, reprocessing and storage companies, or detailed proposals on tariffs received from independent bodies. The estimates are based upon current technical reprocessing capabilities.

Based upon current forecasts for the operating lives of the nuclear power stations, nuclear reprocessing and storage costs will be incurred through approximately 2060. The reserve has been calculated using a discount rate of 8.6% p.a.

The reserve has been calculated based upon the used nuclear fuel being reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has, to date, not definitively prescribed this option and it is not, as yet, clear when such a final decision will be taken. It is extremely difficult to estimate the potential costs of this option given that the process, timetable and location for storage are not yet known. Based upon currently available information, it is unlikely that the costs to be accrued if the nuclear fuel was permanently stored would have a material impact on the valuation of the reserve.

The actual costs incurred in the future may vary compared to the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time with improvements in technology and increases in reprocessing capacity. However this is no indication as to the likely future evolution in these costs.

The reserve is calculated to incorporate all procedures required by European, State and regional environmental regulations either currently or planned for implementation. The Group is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary significantly.

(b)	Renewals and major repairs: includes the obligation of the Group under concessions to renew concession assets and to return them in good working condition. These reserves are determined by estimating the cost of replacing installations, discounted each year at rates reflecting inflation factors. The useful life of fixed assets other than water pipes and mains may be shorter than the life of the contract. Accordingly, the reserve is recorded over the useful life of the asset and is calculated asset-by-asset, based on the respective replacement value. For water pipe systems, annual reserves are calculated contract-by-contract, with foreseeable partial renewal costs being allocated over the life of each contract.

Reserves for major repairs are intended to cover major repairs to and servicing of both conventional and nuclear power stations, as well as gas production and transportation facilities.

Other routine maintenance and repair costs are expensed as incurred.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	Sector-related risks: includes reserves for specific risks related to a business sector, reserves for contingencies relating to unconsolidated subsidiaries, as well as those covering warranties given within the context of disposals and which are likely to be called. For the real estate sector, these reserves correspond to losses on sales of real estate programs the group is obliged to settle or estimated losses on sales of remaining real estate programs. The estimated losses are valued based on the fair value of each individual real estate program to be sold, net of sales expenses. Fair value is either measured by the current market value or the current market price or by discounting future cash flows. Market value or market prices are valued based on recent transactions for similar buildings or on independent appraisals.

(d)	Dismantling installations: installations, and principally conventional and nuclear power stations, must be dismantled at the end of their operational life. This obligation may be the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment. In 2002, the Group applied regulation CRC0006 on liabilities with retroactive effect to January 1, 2002. A reserve is thus recorded when installations are commissioned for the discounted present value of estimated dismantling costs, and an offsetting asset is recognized. The discounted present value is calculated using a discount rate that reflects the risk-free long-term interest rate (life of the installation), adjusted for the credit risk of the company.

After commissioning and throughout the life of the installation, the reversal is adjusted to reflect the passage of time, and the offsetting asset is depreciated on a straight-line basis. The impact of the change in accounting method is recorded directly in shareholders’ equity.

The main installations concerned are nuclear power stations, for which the reserve covers all dismantling-related costs, including:

•	removal of the spent nuclear fuel, drainage of the liquid systems, disconnection of the operating systems,

•	dismantling of the reactor core and biological shielding,

•	complete dismantling of the reactor and removal of all radioactive material.

In accordance with an agreement with the Belgian Government, the costs of nuclear power station dismantling are estimated every 5 years on the basis of a detailed study carried out by an independent third-party expert. The most recent study was performed in 2000.

At the end of 2002, the reserve for dismantling nuclear power stations is based on the cost estimate presented in this study and is consistent with the work schedule used therein.

For conventional power stations, the dismantling reserve takes into account, in accordance with the new accounting standard, all legal and/or implicit obligations.

The company is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the costs estimates used as a basis for the calculation could vary significantly.

(e)	Losses on completion—Project completion—Warranties: represents reserves for long-term contracts partially completed at year-end, but for which a loss on completion is expected, reserves to cover costs to be borne following completion of a project (cost of withdrawing equipment and staff, possible redundancy payments, site rehabilitation, disputes with sub-contractors, etc.), and reserves for warranties which primarily concern companies in the Energy sector that have a contractual commitment to maintain in serviceable condition or replace equipment forming part of installations covered by a “total warranty” clause.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f)	Contractual commitments: reserves recognized on the acquisition of subsidiaries and taken into account in purchase price allocation, in respect of contractual obligations inherent to their business (contractual commitments principally relate to maximum price commitments of limited duration, in regard to the initial contracts of Tracetebel Energia in Brazil, and are amortized pro rata to the volumes concerned).

(g)	Site rehabilitation: includes reserves relating to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. Reserves are calculated individually by site, based on coverage costs, pro rata to site utilization and net of work already carried out. These reserves cover, in addition, the long-term monitoring of landfill sites in the Waste Services sector. Reserves are calculated individually by site and provided over the period of operation. Costs arising during the 30-year period following site closure are discounted to present value.

(h)	Other contingencies and losses: this item mainly includes reserves for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE 16—BORROWINGS AND LONG-TERM DEBT

16.1 MANAGEMENT OF FINANCIAL CONTINGENCIES

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services—TCMS) and redistributed to borrowing subsidiaries.

An intermediate pooling is performed either within each business activity (Tractebel, Ondeo Nalco, Ondeo Degrémont, SITA, etc.) or by geographical area (SUEZ Finance LP for the US dollar, SUEZ Finance SA in France and TCMS in Belgium for the euro, etc.).

Any residual balance after utilization within the Group is invested to ensure maximum liquidity at minimum risk with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties.

As of December 31, 2002, no single counterparty represented more than 12% of cash surplus investments.

16.2 BORROWINGS AND LONG-TERM DEBT BY CATEGORY

	As of December 31, 2002	As of December 31, 2001
	In millions of €
Bond issue	14,800.8	12,502.2
Commercial paper	3,254.8	2,110.7
Withdrawals on credit facilities	3,389.4	4,228.5
Capital lease contracts (a)	1,421.8	1,089.1
Other bank borrowings	9,317.1	9,500.3
Other borrowings	942.7	1,174.8
TOTAL LONG-TERM BORROWINGS	33,126.6	30,605.6
Bank overdrafts and cash current accounts	1,417.9	3,155.0
TOTAL GROSS BORROWINGS	34,544.5	33,760.6
Marketable securities and cash and cash equivalents	(8,538.9)	(5,751.2)
TOTAL NET BORROWINGS	26,005.6	28,009.4

(a)	In addition to this capital lease liability, corresponding to outstanding lease payments on current contracts, the Group is committed under these contracts to pay the lessor corresponding interest. This commitment, as of December 31, 2002, is €949.7 million, including €87.0 million in respect of 2003, €80.7 million in respect of 2004, €75.7 million in respect of 2005, €70.4 million in respect of 2006, €64.7 million in respect of 2007 and €571.2 million in respect of subsequent years.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Principal movements in 2002

In 2002, changes in consolidation scope and methods led to a decrease in net debt of €138.2 million and exchange rate fluctuations generated a reduction of €2,314.8 million, half of which in respect of US$ denominated debt.

The main operations during the period were as follows:

GIE SUEZ Alliance issues

•	On February 20, 2002, GIE SUEZ Alliance launched a €1,250 million bond issue, redeemable on February 20, 2009 and paying interest of 5.50% on each issued bond with a nominal value of €1,000. One million bonds were initially offered at a price equal to 99.73% of the nominal value, offering a yield to maturity of 5.55%, followed by a further 250,000 bonds at a price equal to 98.70% of the nominal value and offering a yield to maturity of 5.73%. These bonds are listed on the Luxembourg Stock Exchange under the code 48820.

•	On April 26, 2002, it launched a €800 million floating-rate bond issue, redeemable on October 27, 2003 and paying quarterly interest of 3 month Euribor plus 0.10% on each issued bond with a nominal value of €1,000. These bonds are listed on the Luxembourg Stock Exchange under the code 48904.

•	On November 26, 2002, it launched a €300 million fixed rate bond issue, redeemable on November 26, 2012 and paying interest of 5.50% on each issued bond with a nominal value of €1,000. These bonds are listed on the Luxembourg Stock Exchange under the code FR0000471054.

In addition, SUEZ Finance SA launched several issues under the €2,000 million Euro Medium Term Notes program in 2002. As of December 31, 2002, amounts outstanding under this program with respect to SUEZ Finance SA totaled €1,163 million.

Northumbrian issue

On December 30, 2002, Northumbrian Finance launched a £250 million bond issue, repayable in full on April 2, 2033 and bearing interest at a rate of 5.625%. This bond issue is underwritten by the operating entity Northumbrian Water Ltd, rated A- by Standard & Poor’s and Fitch. The bonds are listed on the London Stock Exchange under the code XS0159898153.

Monetization of equity securities

As part of the active management of its security portfolio, the Group contracted a number of repurchase agreements and similar (see Note 10). As of December 31, 2002, bank borrowings relating to these operations totaled €1,069.9 million.

•	Bond issues

Amounts outstanding under principal bond issues related to SUEZ for €4,977.9 million (€5,493.0 million as of December 31, 2001), GIE SUEZ Alliance for €2,350.0 million, SUEZ Finance SA for €1,155.9 million (€170.5 million as of December 31, 2001), Tractebel for €3,361.7 million (€2,926.2 million as of December 31, 2001) and Northumbrian, eurobond issue, for €1,711.1 million (€1,565.6 million as of December 31, 2001).

Group bond issues also include:

•	a loan convertible into SUEZ shares, issued in February 1996 and maturing February 2006, bearing interest at 4% and with a balance as of December 31, 2002 of €205.7 million (see Note 13.7).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	bond issues exchangeable for shares in listed companies held in the Group security portfolio (see Note 10). The characteristics of these exchangeable bonds are presented below:

	Bonds exchangeable for AXA shares	Bonds exchangeable for TotalFinaElf shares	Bonds exchangeable for Fortis shares	Bonds exchangeable for Umicore shares	Bonds exchangeable for Vinci shares	Total
ISSUER	SUEZ	TRACTEBEL / ELECTRABEL (Belgelec Finance)	SUEZ / SGB	SUEZ / SGB	SUEZ
ISIN CODE	FR0000492266	X50099147497	FR0000481129	FR0000484891	FR0000485534

STOCK EXCHANGE	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange

UNDERLYING	AXA shares	TotalFinaElf shares	Fortis shares	Umicore shares	Vinci shares

ISSUE DATE	April 7, 1999	August 4, 1999	July 12, 2000	January 15, 2001	May 22, 2001

ISSUE AMOUNT (NOMINAL) in millions of €	787	1,266	850 increase option: approximately €125 million	247	231	3,506

STRIKE PRICE AND ISSUE PREMIUM	€144 21.2% of the issue reference price (as of February 28, 1999)	€167.64 28% of the issue reference price (as of June 21, 1999)	€1,000 20% of the issue reference price (as of June 13, 2000)	€44,955 20% of the closing price on December 6, 2000, or 7% during the first year, 11% during the second year, 15% during the third year	€76.87 22% of the issue reference price (as of April 23, 2001)

MATURITY	January 1, 2004	August 4, 2004	January 12, 2004	January 14, 2005	November 22, 2003

NOMINAL COUPON	0%	1.50%	2.875%	2.50%	1%

EXCHANGE PARITY / REDEMPTION	4 AXA shares for 1 bond at the holder’s initiative	1 TFE share for 1 bond	28.7059 FORTIS shares for 1 bond

23.076 shares

for 1 bond in 2001 22.2445 shares

for 1 bond in 2002 21.4707 shares

For 1 bond in 2003 20.5761 shares for 1 bond in 2004

At the investor’s initiative at the end of the second year with An actuarial yield of 3.5%

1 Vinci share for 1 bond Early redemption possible if amendment to the tax regime governing bonds

EXCHANGE PERIOD/ EARLY REDEMPTION

At the issuer’s initiative

- up to 50% of the issue from 12/31/2001

- the remaining balance from 12/31/2002

- at a price equal to the nominal amount plus an amount resulting from the application of the yield to maturity where the bonds are not exchanged

		At the issuer’s initiative—from August 4, 2002	At the issuer’s initiative—from July 12, 2003 with a call trigger threshold of 110% of the issue price	At SUEZ’s initiative—after 2 years, with a trigger of 120% of the conversion price at the time	If the value of Vinci shares exceeds by More than 120% the bond nominal value

PRINCIPAL OUTSTANDING AS OF DECEMBER 31, 2002 in millions of €	787.0	1,265.7	975.4	246.6	230.6	3,505.3

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Other borrowings

This heading includes borrowings relating to unconsolidated investments in equity securities in the amount of €171.8 million (€326.1 million at the end of 2001), together with liabilities relating to security transactions in the amount of €432.3 million.

16.3 BORROWINGS AND LONG-TERM DEBT BY MATURITY DATE

Borrowings and long-term debt break down by maturity as follows:

	As of December 31, 2002
	Total	2003	2004	2005	2006	2007	Beyond 5 years
Bond issue	14,800.8	2,040.6	4,200.8	622.6	788.8	1,027.4	6,120.6
Commercial paper	3,254.8	3,254.8
Withdrawals on credit facilities(a)	3,389.4	3,389.4
Capital lease contracts	1,421.8	84.0	79.7	82.9	81.7	98.9	994.6
Other bank borrowings(b)	9,317.1	2,635.6	1,028.6	895.3	740.4	1,207.4	2,809.8
Other borrowings	942.7	573.8	164.3	9.6	8.4	24.4	162.2
TOTAL LONG-TERM BORROWINGS	33,126.6	11,978.2	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2
Bank overdrafts and cash current accounts	1,417.9	1,417.9
TOTAL GROSS BORROWINGS	34,544.5	13,396.1	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2
Marketable securities, cash and cash equivalents	(8,538.9)	(8,538.9)
TOTAL NET BORROWINGS AS OF DECEMBER 31, 2002	26,005.6	4,857.2	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2

(a)	Including credit facilitys programs maturing within less than one year (€1,715.8 million) and within more than one year (€1,673.6 million).
(b)	Including bank borrowings relating to the monetization of portfolio securities for €1,069 million, maturing in 2003 for €912.8 million and in 2005 for €157.1 million.

	As of December 31, 2001
	Total	2002	2003	2004	2005	2006	Beyond 5 years
Gross borrowings	33,760.6	10,109.6	2,993.9	5,161.6	1,972.7	1,983.2	11,539.6
Marketable securities and cash and cash equivalents	(5,751.2)	(5,751.2)
Net borrowings as of December 31, 2001	28,009.4	4,358.4	2,993.9	5,161.6	1,972.7	1,983.2	11,539.6

The Group is called on, primarily to finance technical installations or production capacity, but also to finance or refinance its development, to organize numerous bank facilities, the availability and withdrawals of which are sometimes contingent on compliance with financial ratios. These ratios are generally adapted to the repayment schedule of such facilities and, as such, can cover a wide range of account headings. The most common ratios generally concern the coverage of financial costs by EBITDA (segment profit) or EBIT of the borrowing entity or coverage of borrowings (or its servicing) by shareholders’ equity, cash flow or EBITDA (segment profit) of the borrowing entity. The level and definition of these ratios, also known as financial covenants, are set in conjunction with lenders in a prospective manner, and can be readjusted during the life of these facilities in order to maintain, at all times, current withdrawals and more generally their full availability. As of December 31, 2002, the Group was in compliance with all applicable covenants.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SUEZ’s financial policy does not subordinate the availability of bank lines to the credit ratings awarded by rating agencies, other than in the highly specific case of securitization programs (see Note 11.2: Trade accounts and notes receivable). Similarly, the terms and conditions of bonds issued by SUEZ on the capital markets are not linked to financial ratios.

As of December 31, 2002, confirmed available credit facility programs were as follows:

Maturity	Confirmed available credit facility programs
2003	2,908.4
2004	583.4
2005	2,145.0
2006	427.2
2007	445.2
Thereafter	345.4
TOTAL	6,854.6

Of these available programs, an amount of €3,183.9 million covers commercial paper note issues.

The two main SUEZ Group confirmed and available credit facilities are:

•	a €1,500 million multi-currency line carried by SUEZ, maturing on November 19, 2006 by straight-line amortization;

•	a US$ 1,500 line carried by SUEZ Finance LP and underwritten by SUEZ, comprising a US$1,000 million tranche maturing in full on July 1, 2005 and a 364-day US$500 million tranche, renewable on each anniversary.

Both programs are subordinate to compliance with ratios concerning the coverage of the net interest expense by EBITDA (segment profit) and the coverage of net borrowings by total Group shareholders’ equity.

As of December 31, 2002, no single counterparty represented more than 9% of the confirmed and available credit facilities.

16.4 BORROWINGS AND LONG-TERM DEBT BY BUSINESS SEGMENT

The breakdown by contracting business segment is as follows:

	As of December 31, 2002		As of December 31, 2001
	Gross	Net(b)	Gross	Net(b)
	In millions of €
Energy	11,618.0	7,407.4	13,003.5	10,588.7
SUEZ Environment—Local Services	9,250.4	8,062.9	9,257.7	7,551.4
SUEZ Environment—Industrial Services	188.4	27.8	228.0	50.7
Other(a)	13,487.7	10,507.5	11,271.4	9,818.3
TOTAL	34,544.5	26,005.6	33,760.6	28,009.1

(a)	The debts of SUEZ SA, SUEZ Finance SA, GIE SUEZ Alliance and Société Générale de Belgique are included in this line.
(b)	Net of marketable securities, cash and cash equivalents.

The breakdown by business segment based on net borrowings is as follows: Energy-€6,456.9 million, SELS-€9,385.5 million, SEIS-€1,279.7 million and Other-€8,883.5 million.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.5 BORROWINGS AND LONG-TERM DEBT BY CURRENCY

The main currencies in which the Group’s debts were denominated are as follows:

Currencies	After adjustment for financial instruments	Before adjustment for financial instruments
	As of December 31, 2002	As of December 31, 2002	As of December 31, 2001
	In millions of €
Eurozone	19,266.0	21,769.1	18,368.6
U.S. Dollar	9,790.5	7,076.5	10,148.4
Pounds sterling	3,508.7	3,381.3	3,161.6
Other currencies	1,979.3	2,317.6	2,082.0
TOTAL	34,544.5	34,544.5	33,760.6

16.6 BORROWINGS AND LONG-TERM DEBT BY INTEREST RATE

	After adjustment for financial instruments	Before adjustment for financial instruments
	As of December 31, 2002	As of December 31, 2002	As of December 31, 2001
	In millions of €
Floating-rate	16,450.1	15,532.1	17,690.7
Highest(a)	48.0%	48.0%	30.3%
Lowest	0.1%	0.1%	0.1%
Weighted average as of December 31	3.9%	3.7%	4.4%
Fixed-rate	18,094.4	19,012.4	16,069.9
Highest(a)	40.0%	40.0%	54.0%
Lowest	0%	0%	0%
Weighted average as of December 31	5.1%	5.1%	5.7%

(a)	Primarily spot rates in Argentina.

Floating interest rates are generally linked to inter-bank offered rates in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 3.2% at the end of 2002 and 4.8% at the end of 2001. The weighted average interest rate applied to long-term debt was 4.7% and 5.3% at the end of 2002 and 2001, respectively.

16.7 DEBT/EQUITY RATIO

	As of December 31
	2002	2001
	In millions of €
Long-term debt	33,126.6	30,605.6
Bank overdrafts and current account advances	1,417.9	3,155.0
Marketable securities	(2,575.8)	(1,122.6)
Cash and cash equivalents	(5,963.1)	(4,628.6)
Net balance sheet debt	26,005.6	28,009.4
Total shareholders’ equity	15,768.2	20,844.2
Debt/equity ratio	164.9%	134.4%

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.8 MARKET VALUE OF BORROWINGS

The market value of borrowings and long-term debt as of December 31, 2002 is €35,488.2 million (net book value of €34,544.5 million), compared to €35,532.3 million as of December 31, 2001 (net book value of €33,760.6 million). This market value, which includes accrued interest receivable, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, when available.

NOTE 17—OTHER ACCOUNTS PAYABLE

Other accounts payable break down as follows:

	as of December 31
	2002	2001
	In millions of €
Employee profit sharing	150.5	186.0
Liabilities on capitalized concession user rights	92.5	103.4
Tax liabilities (corporate income tax)	904.6	934.0
Advances from subsidiaries	236.3	403.8
Other operating liabilities	5,174.7	5,227.3
TOTAL	6,558.6	6,854.5

NOTE 18—DERIVATIVE INSTRUMENTS AND MARKET-RELATED EXPOSURES

•	Purpose of derivative instruments

The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodities and equity investments. Except for commodities which involve specific trading transactions, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or cash flows.

•	Counterparty risk

Cash surpluses are invested and financial instruments traded with major international banks. Group counterparties are highly diversified, in order to avoid excessive concentration of this risk. They are selected based on ratings awarded by rating agencies and Group knowledge.

As of December 31, 2002, no single counterparty represented over 20% of the notional amount of financial instruments used.

Credit limits are also set for commodity trading based on counterparty ratings. Letters of credit and guarantees are requested, where necessary, to limit counterparty risk.

•	Notional amounts and fair value

In the tables presented in Notes 18.1 and 18.2, the notional amounts represent the face values of financial instruments. They do not represent the discounted value of amounts actually exchanged by the parties and thus are not a measure of the Group’s exposure as a result of its use of instruments.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nominal amounts expressed in foreign currencies are translated into euro at year-end exchange rates.

The fair value of foreign exchange and interest rate instruments is estimated by discounting future cash flow differentials, or by obtaining a market price from third-party banks. The fair value amounts, whether estimated internally or by third-party banks, have been determined using available market information or other appropriate valuation methodologies. Therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

18.1 FOREIGN CURRENCY AND INTEREST RATE RISK

Foreign currency risk

In the course of its operations, the Group is exposed to currency risk arising from firm commitments under which revenues are denominated in foreign currency. The Group hedges risks related to firm commitments either by entering into specific insurance policies (such as Coface contracts in France) or by using forward contracts. The purpose of this hedging activity is to protect the Group against any adverse currency movements which may affect contract revenues. The Group also hedges estimated cash flows related to forecasted investments and divestments using, in this case, firm or option contracts.

With respect to net investments in non-euro currencies, the Group generally hedges the associated currency exposure by using financing in the same currency. With regards to net investments in emerging markets, the foreign currency exposure is reduced through (i) contractual price adjustments negotiated in the concession contracts, (ii) US$-denominated contracts and (iii) increased costs and expenses in the local currency. Occasionally, derivative instruments such as foreign currency swaps, forward contracts or collars can also be used. None of the collars set up by the Group can be considered as written options (no net premium is received at inception or over the life of the contracts).

Group foreign currency instruments are primarily denominated in U.S. dollars.

•	Interest rate risk

In order to optimize borrowing costs and protect against an increase in interest rates, the Group uses hedging instruments (interest rate swaps, FRA, Caps, Floors, etc.) which alter the fixed rate/floating rate structure of its debt. None of the collars set up by the Group can be considered to be written options (no net premium is received either at inception or over the life of the contracts). Floating-rate debt is predominantly linked to the European Interbank Offered Rate (“EURIBOR”), as determined at 1, 2, 3 or 6 month intervals, and the Libor Interbank Offered Rate (“LIBOR”), as determined at 1, 2 ,3 or 6-month intervals.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Off-balance sheet financial instruments held to manage foreign exchange and interest rate risk are as follows:

	Average rate	Notional contract value maturing in year ending December 31, As of December 31, 2002							Fair value
		2003	2004	2005	2006	2007	> 5 years	Total
	In millions of €
Interest rate swaps—Pay fixed rate		780.7	1,840.5	1,469.3	194.3	489.8	622.1	5,396.7	(308.9)
	€4.0%	369.9	785.6	558.2	65.8	24.3	255.8	2,059.6	(106.9)
	£6.5%	38.9	1.1	185.8	1.4	1.5	11.0	239.7	(15.3)
US$	5.5%	342.8	1,023.7	676.8	121.0	457.4	311.3	2,933.0	(171.1)
Other currencies	6.6%	29.1	30.1	48.5	6.1	6.6	44.0	164.4	(15.6)
Interest rate swaps—Receive fixed rate		1,695.6	103.5	172.0	52.6	42.9	2,582.0	4,648.7	299.1
	€4.5%	1,672.8	66.7	30.0	50.7	16.1	2,078.1	3,914.4	187.0
	£6.2%	16.9	23.1	—	—	—	504.0	544.0	100.6
US$	3.7%	5.9	6.5	142.0	1.9	26.8	—	183.1	11.0
Other currencies	7.5%	—	7.2	—	—	—	—	7.2	0.5
Interest rate swaps—Floating/Floating		77.2	953.6	4.9	—	106.1	—	1,141.8	(7.0)
€		20.0	—	—	—	106.1	—	126.1	1.4
US$		57.2	953.6	4.9	—	—	—	1,015.7	(8.4)
FRA (Forward Rate Agreement)—Purchased		251.3	158.7	158.7	119.0	—	—	687.7	(1.7)
	€4.5%	188.7	158.7	158.7	119.0	—	—	625.1	(1.7)
Other currencies	4.1%	62.6	—	—	—	—	—	62.6	—
Caps—Purchased		159.0	155.5	148.5	63.2	111.2	35.0	672.4	2.5
	€6.5%	59.9	147.0	39.3	53.9	106.8	16.1	423.0	0.4
US$	7.7%	99.1	8.5	109.2	9.3	4.4	18.9	249.4	2.1
Caps—Sold		48.3	—	106.4	39.7	—	—	194.4	—
	€6.1%	—	—	39.7	39.7	—	—	79.4	0.1
US$	7.8%	48.3	—	66.7	—	—	—	115.0	(0.1)
Floors—Purchased
	€4.3%	35.0	30.0	—	—	—	—	65.0	0.8
Collars		3.5	18.6	66.4	100.7	4.6	39.6	233.4	(23.5)
US$	4.8%-6.5%	3.1	2.3	66.4	100.7	4.6	39.6	216.7	(23.1)
	£5.6%-8.0%	0.4	16.3	—	—	—	—	16.7	(0.4)
Currency swaps—By currency borrowed		148.8	174.4	194.7	208.8	346.0	1,182.8	2,255.5	192.4
US$		144.0	157.6	182.2	191.6	330.6	1,182.8	2,188.8	188.9
Other currencies		4.8	16.8	12.5	17.2	15.4	—	66.7	3.5
Currency swaps—By currency lent		16.1	247.3	49.6	122.3	—	—	435.3	0.7
€		—	—	49.6	—	—	—	49.6	(16.1)
Other currencies		16.1	247.3	—	122.3	—	—	385.7	16.8
Foreign exchange swaps—By currency borrowed		2,893.2	22.3	63.4	0.8	0.8	7.3	2,987.8	69.8
US$		2,374.9	0.8	0.8	0.8	0.8	7.3	2,385.4	55.9
£		286.8	—	—	—	—	—	286.8	1.8
Other currencies		231.5	21.5	62.6	—	—	—	315.6	12.1
Foreign exchange swaps—By currency lent		105.7	—	53.2	14.5	12.2	—	185.6	(8.7)
US$		4.7	—	53.2	14.5	—	—	72.4	(11.1)
£		101.0	—	—	—	—	—	101.0	2.4
Other currencies		—	—	—	—	12.2	—	12.2	—
Forward contracts—Purchased		47.7	1.3	—	—	89.7	—	138.7	(3.7)
€		15.0	1.3	—	—	—	—	16.3	1.5
US$		19.9	—	—	—	89.7	—	109.6	(5.5)
£		5.9	—	—	—	—	—	5.9	—
Other currencies		6.9	—	—	—	—	—	6.9	0.3
Forward contracts—Sold		194.3	34.6	16.5	5.5	5.5	81.5	337.9	36.9
€		—	—	10.3	—	—	—	10.3	0.6
£		26.9	—	—	—	—	—	26.9	—
US$		153.1	31.7	5.5	5.5	5.5	81.5	282.8	29.7
Other currencies		14.3	2.9	0.7	—	—	—	17.9	6.6
Foreign exchange options
Call—Purchased
US$		9.7	—	—	—	—	—	9.7	(0.1)
Put—Purchased
US$		9.7	—	—	—	—	—	9.7	0.6
Put—Sold
US$		9.5	—	—	—	—	—	9.5	(0.3)
Insurance contracts (COFACE)
US$		29.8	19.5	—	—	—	—	49.3	4.4
TOTAL		6,515.1	3,759.8	2,503.6	921.4	1,208.8	4,550.4	19,459.1	253.3

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Average rate	Notional contract value maturing in year ending December 31, As of December 31, 2001							Fair value
		2003	2004	2005	2006	2007	> 5 years	Total
		In millions of €
Interest rate swaps—Pay fixed rate		1,106.9	607.8	1,665.6	1,405.1	313.5	1,251.1	6,350.0	(154.9)
	€4.8%	300.3	456.0	508.5	924.7	253.8	583.6	3,026.9	(50.2)
	£6.2%	106.8	—	—	197.2	—	—	304.0	(8.5)
US$	5.2%	612.8	128.8	1,120.3	258.3	45.3	563.0	2,728.5	(76.7)
Other currencies	7.2%	87.0	23.0	36.8	24.9	14.4	104.5	290.6	(19.5)
Interest rate swaps—Receive fixed rate		1,134.4	23.0	124.1	90.0	29.9	976.5	2,377.9	111.6
	€4.1%	1,076.9	0.3	91.7	0.3	10.8	443.2	1,623.2	29.3
	£6.8%	57.5	22.7	24.7	—	—	533.3	638.2	74.8
US$	6.8%	—	—	—	89.7	19.1	—	108.8	6.9
Other currencies	7.5%	—	—	7.7	—	—	—	7.7	0.6
Interest rate swaps—Floating/Floating		818.4	20.0	—	5.8	4.5	206.1	1,054.8	24.8
€		591.5	20.0	—	—	4.5	206.1	822.1	25.5
US$		226.9	—	—	5.8	—	—	232.7	(0.7)
FRA (Forward Rate Agreement)—Purchased
	€4.6%	119.0	158.7	158.7	158.7	158.7	—	753.8	6.7
Caps—Purchased		63.3	155.4	126.2	159.9	15.6	186.0	706.4	0.8
	€5.4%	54.1	59.9	117.0	39.3	14.2	122.8	407.3	(1.4)
US$	7.8%	9.2	95.5	9.2	120.6	1.4	63.2	299.1	2.2
Caps—Sold		43.1	60.9	4.5	48.4	4.5	—	161.4	16.5
	€13.8%	39.7	—	—	39.7	—	—	79.4	17.0
US$	7.3%	3.4	60.9	4.5	8.7	4.5	—	82.0	(0.5)
Floors—Purchased
	€5.1%	91.5	35.0	30.0	—	—	—	156.5	1.5
Collars
US$	5.4%-6.4%	—	—	—	75.3	—	—	75.3	0.2
Currency swaps—By currency borrowed		90.1	179.9	205.8	256.2	206.8	910.7	1,849.5	(225.2)
US$		89.4	174.4	187.5	242.1	188.3	893.5	1,775.2	(221.2)
Other currencies		0.7	5.5	18.3	14.1	18.5	17.2	74.3	(4.0)
Currency swaps—By currency lent		79.2	3.5	201.2	27.7	117.5	—	429.1	12.4
€		35.8	3.5	3.4	27.7	—	—	70.4	12.9
Other currencies		43.4	—	197.8	—	117.5	—	358.7	(0.5)
Foreign exchange swaps—By currency borrowed		1,761.0	11.3	22.1	0.6	0.6	6.2	1,801.8	(24.3)
US$		1,452.0	0.6	0.6	0.6	0.6	6.2	1,460.6	(21.5)
£		282.0	—	—	—	—	—	282.0	(3.8)
Other currencies		27.0	10.7	21.5	—	—	—	59.2	1.0
Foreign exchange swaps—By currency lent		28.0	—	—	—	14.5	—	42.5	(0.1)
US$		22.1	—	—	—	14.5	—	36.6	(0.1)
Other currencies		5.9	—	—	—	—	—	5.9	—
Forward contracts—Purchased		264.8	8.1	5.7	5.7	3.4	3.4	291.1	21.6
€		0.8	—	—	—	—	—	0.8	—
US$		219.1	8.1	5.7	5.7	3.4	3.4	245.4	20.6
£		42.1	—	—	—	—	—	42.1	0.9
Other currencies		2.8	—	—	—	—	—	2.8	0.1
Forward contracts—Sold		977.1	146.2	62.0	6.1	6.1	98.0	1,295.5	29.2
€		28.8	0.2	—	—	—	—	29.0	1.9
£		40.4	—	—	—	—	—	40.4	0.1
US$		498.5	106.9	34.5	6.1	6.1	98.0	750.1	24.3
Other currencies		409.4	39.1	27.5	—	—	—	476.0	2.9
Foreign exchange options
Call—Purchased
US$		62.4	—	—	—	—	—	62.4	0.5
Call—Sold
US$		17.0	—	—	—	—	—	17.0	(0.3)
Other currencies		3.1	—	—	—	—	—	3.1	3.1
Put—Purchased
US$		111.8	—	—	—	—	—	111.8	7.5
Put—Sold
US$		28.4	—	—	—	—	—	28.4	(2.3)
Insurance contracts (COFACE)		4.7	—	—	—	—	—	4.7	1.1
€		0.9	—	—	—	—	—	0.9	0.9
£		2.3	—	—	—	—	—	2.3	0.2
Other currencies		1.5	—	—	—	—	—	1.5	—
TOTAL		6,804.2	1,409.8	2,605.9	2,239.5	875.6	3,638.0	17,573.0	(169.6)

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.2 EQUITY RISK

The Group has optimized the management of its security portfolio through collars or equity swaps and the sale of call options, incorporated in particular with the sale of options exchangeable for portfolio securities (see Note 16.2).

Off-balance sheet financial instruments held to manage equity risk are as follows:

	As of December 31, 2002 Notional contract value maturing in year ended December 31,							Fair value
Equity instruments €	2003	2004	2005	2006	2007	Thereafter	Total
	In millions of
Call—sold	30.7	—	—	—	—	—	30.7	(0.7)
Call—purchased	16.2	—	—	—	—	—	16.2	—
TOTAL	46.9	—	—	—	—	—	46.9	(0.7)

	As of December 31, 2001 Notional contract value maturing in year ended December 31,							Fair value
Equity instruments €	2003	2004	2005	2006	2007	Thereafter	Total
	In millions of
Call—sold	23.8	30.9	—	—	—	—	54.7	(3.1)
Collars on third-party stock(a)	894.9	—	—	—	—	—	894.9	111.2
Equity swaps(b)	1,043.5	59.3	—	—	—	—	1,102.8	73.9
TOTAL	1,962.2	90.2	—	—	—	—	2,052.4	182.0

(a)	Collars relating to equity securities form part of the asset value hedging strategy and have a notional value of €631 million, maturing in 2002 and a fair value of €106 million. They relate to Fortis shares sold in 2001 for a notional amount of €264 million, maturing in 2002, and a fair value amount of €5 million as of December 31, 2001.
(b)	Equity swaps relating to equity securities form part of the asset value hedging strategy and have a notional value of €852 million, maturing in 2002, and a fair value of €68 million. Equity swaps relate to Vinci shares sold in 2001 for a notional amount of €192 million, maturing in 2002, and a fair value amount of €5 million as of December 31, 2001.

18.3 COMMODITY RISK

18.3.1 Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular in the gas and electricity markets.

The increasing liquidity of these markets has enabled the Group during recent periods to enter into transactions hedging these risks using derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group’s aim is to protect against unfavorable movements in market prices which could effect supply costs or sales contract margins.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity instruments	Notional amount / in thousands of MMBTU As of December 31, 2002						Fair value In millions of
	2003	2004	2005	2006	2007	Thereafter	Total
Natural gas and electricity	(15,572.4)	(2,096.8)	23,792.0	20,761.7	33,957.5	47,568.3	108,410.2	(106.6)
Swaps	(17,072.4)	(2,096.8)	23,792.0	20,761.7	33,957.5	47,568.3	106,910.2	(107.2)
Forwards/futures	1,500.0	—	—	—	—	—	1,500.0	0.6
Fuel, Gas oil & Heating oil	36,866.3	33,773.8	30,402.5	—	—	—	101,042.7	6.9
Swaps	36,582.8	33,773.8	30,402.5	—	—	—	100,759.2	6.8
Forwards/futures	283.5	—	—	—	—	—	283.5	0.1
Brent Gas	55,464.0	55,464.0	55,464.0	40,211.4	—	—	206,603.4	44.8
Swaps	55,464.0	55,464.0	55,464.0	40,211.4	—	—	206,603.4	44.8
TOTAL	76,757.9	87,141.0	109,658.4	60,973.1	33,957.5	47,568.3	416,056.3	(54.9)

The Group also holds forward and option contracts on natural gas, entered into in connection with the production capacity optimization strategy. These contracts mature in 2003, and the net notional amount of the positions is a negative €48.1 million, the fair value amounting to €17 million as of December 31, 2002.

18.3.2. Trading activities in commodities

The Group enters into spot and forward contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed using a variety of intermediary instruments traded in Europe and the United States of America.

Derivative instruments used include (a) forward contracts involving physical delivery of an energy commodity, (b) swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity, and (c) options and other contractual arrangements. The Group uses commodity derivatives in order to optimize prices proposed to industrial and commercial customers in the energy sector, as well as for positions taken on its own behalf.

In accordance with internal risk control procedures, risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily and credit limits are adjusted immediately as new financial data concerning the counterparties becomes available.

Net income generated by Group trading activities, defined as net margin after brokerage fees and net allocations to reserves, amounted to €37 million in 2002 (compared to €22 million in 2001).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in MMBTV, millions of British Thermal Units, the standard conversion unit for energy contracts):

	As of December 31, 2002		As of December 31, 2001
Commodities	Notional Amount (Net*) in thousands of MMBTU	Maximum maturity in years	Notional Amount (Net*) in thousands of MMBTU	Maximum maturity in years
Electricity and Natural gas	(11,498.2)		46,465.5
Swaps	(978.9)	9	(18,792.4)	6
Options	1,073.6	3	23,641.5	2
Futures / Forward contracts	(11,592.9)	9	41,616.4	3
Crude oil	1,377.5		(10,507.7)
Swaps	0.7	4	(8,050.7)	1
Options	634.8	2	(2,457.0)	1
Futures	742.0	1	—	—
Fuel, Gas oil and Heating oil	5,320.4		(37,163.6)
Swaps	5,320.4	1	(37,163.6)	2
Options	—	—	—	—
Futures	—	—
TOTAL	4,800.3		(1,205.8)

(*)	purchase position/(selling position)

Notional amounts reflect the volume of open transactions and not the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts are not an exact measure of the Group’s exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, to the extent that price risk management could lead to netting of these positions on the market at any time within the limit of the Group’s available funds.

Average maturity, weighted by volume, of the Group’s commitment portfolio as of December 31, 2002 and 2001 was approximately 4.5 and 2.7 years, respectively.

Fair Value

The fair value as of December 31, 2002 and 2001 and the average fair value of instruments used in commodity trading activities is set forth below:

	Fair value as of December 31, 2002	Average fair value for the year ended December 31, 2002(a)	Fair value as of December 31, 2001	Average fair value for the year ended December 31, 2001(a)
	In millions of €
Natural gas and electricity	(8.6)	4.5	(32.2)	27.2
Crude oil	0.5	0.3	(4.6)	0.8
Fuel, Gas oil and Heating oil	(4.4)	(2.9)	(7.5)	(2.9)
TOTAL	(12.4)	1.9	(44.3)	25.1

(a)	Month-end positions.

These fair values are not representative of probable future cash flows insofar as the underlying positions are sensitive to price movements and can be modified by new transactions.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the fair value of financial instruments held by the Group as of December 31, 2002, as part of its energy trading activities, analyzed by valuation method and maturity.

	Contract fair value as of December 31, 2002
	<1 year	1 to 5 years	> 5 years	Total fair value
	In millions of €
Listed price on an active market(a)	(5.2)	10.8		5.6
Price provided by other external sources(b)	(21.6)	(4.2)		(25.8)
Price based on calculation models or other valuation methods(c)	9.3	0.6	(2.1)	7.8
TOTAL	(17.5)	7.2	(2.1)	(12.4)

(a)	Listed price on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trade day.
(b)	Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value long-term contracts and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions on these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and commodity. During these periods and in reduced liquidity areas, the Group estimates the price based on organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the transactions obtained and the prices received from brokers.
(c)	Models and other valuation methods: the Group estimates the fair value of less-standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and discounted value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. While listed market prices are not available for these derivative contracts themselves, the market price of the underlying commodity is a significant component in the valuation of these contracts.

Changes in fair value

In millions of €
Fair value as of December 31, 2001	(44.3)
Contracts unwound or settled in 2002	(44.1)
Initial fair value recorded for new contracts in 2002(a)	—
Fair value movements due to changes in appraisal techniques(b)	1.3
Other changes in fair value(c)	74.5
Fair value as of December 31, 2002	(12.4)

(a)	Energy trading contracts presenting unrealized gains or losses from initiation.
(b)	Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.
(c)	Represent fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Risk

In conjunction with the valuation of its financial instruments, the Group provides reserves for risks associated with its trading activity, including credit risk. Credit risk reflects the loss, calculated at market value, that the Group would incur as a result of nonperformance by counterparties of their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and a risk management policy in order to minimize this risk (evaluation of potential counterparties’ financial condition, including credit rating, security requests, use where possible of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty, and collateral requirements).

As of December 31, 2002, 82.9% of counterparties were “investment grade”.

	2002		2001
	Investment Grade(a)	Total	Investment Grade(a)	Total
	In millions of €
Oil and gas producers	7.3	9.8	84.8	89.6
Energy marketers	164.1	191.2	183.4	208.1
Gas and electric utilities	168.9	215.4	69.2	92.0
Financial institutions	39.5	41.1	17.6	19.7
Industrials	7.4	9.0	30.8	31.4
Organized markets	—	0.9	—	—
TOTAL	387.3	467.4	385.8	440.8

(a)	The “Investment Grade” column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB- or Baa3 respectively, or an equivalent Dun & Bradstreet rating. Exceptionally, “Investment Grade” status is also determined using publicly available credit ratings, along with consideration of pledged assets, letters of credit and parent company guarantees.

Market risk : Value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions. Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by the trading activities which manage the positions resulting from the range of products offered to our customers and our production units and positions taken on the Group’s own behalf. The Group assesses, measures and manages the market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. The quantification of the market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

	Dec. 31, 2002	2002 Average (a)	2001 Average (a)	2002 High (b)	2002 Low (b)
	In millions of €
Value at risk	4.2	4.6	5.2	10.5	1.5

(a)	average daily values (100%).
(b)	month-end highs and lows observed in 2001.

Value at risk (VAR) represents the maximum potential loss in value in an asset portfolio, based on a given investment period and confidence interval. The value at risk is not necessarily an indication of potential future results. The Group assumes an investment period of 1 day and a confidence interval of 95%.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—PENSION LIABILITIES AND RELATED COMMITMENTS

Group commitments in respect of pension plans are as follows:

	December 31, 2002				December 31, 2001
	Pension Benefits(a)		Other Benefits(b)	Total	Pension Benefits(a)	Other Benefits(b)	Total
	In millions of €
Change in benefit obligation
Projected benefit obligation, as of January 1	(4,869.3	)(c)	(903.1)	(5,772.4)	(4,560.0)	(734.2)	(5,294.2)
Service cost	(143.4)		(27.3)	(170.7)	(134.8)	(50.4)	(185.2)
Interest cost	(265.4)		(44.6)	(310.0)	(280.4)	(51.0)	(331.4)
Plan participant contributions paid	(22.3)		(1.9)	(24.2)	(9.5)	(0.7)	(10.2)
Amendments	6.4		59.9	66.3	25.9	57.2	83.1
Acquisition/Disposal	193.0		61.9	254.9	(62.0)	(43.4)	(105.4)
Curtailment/Settlements	9.0		(0.3)	8.7	3.8	(10.5)	(6.7)
Special Termination	(16.8)		10.6	(6.2)	(6.1)	(4.0)	(10.1)
Actuarial gains/(losses)	(273.7)		(19.4)	(293.1)	36.8	(119.1)	(82.3)
Benefits paid	296.4		59.5	355.9	338.2	63.6	401.8
Other (foreign currency translation)	351.2		49.2	400.4	(17.9)	(10.6)	(28.5)
Projected benefit obligation, as of December 31	(4,734.9)		(755.5)	(5,490.4)	(4,666.0)	(903.1)	(5,569.1)
Change in fair value of plan assets
Fair value of plan assets, as of January 1	3,219.3	(c)	35.9	3,255.2	3,271.4	35.3	3,306.7
Actual return on plan assets	(234.5)		(2.9)	(237.4)	(145.2)	(3.0)	(148.2)
Company and Plan participant contributions	341.5		57.5	399.0	207.3	62.0	269.3
Acquisition/Disposal	(67.3)		—	(67.3)	(26.9)	—	(26.9)
Curtailment/Settlements	(4.5)		—	(4.5)	(3.4)	—	(3.4)
Benefits paid	(293.9)		(55.7)	(349.6)	(303.1)	(60.3)	(363.4)
Other (foreign currency translation)	(240.6)		(5.5)	(246.1)	16.0	1.9	17.9
Fair value of plan assets, as of December 31	2,720.0		29.3	2,749.3	3,016.1	35.9	3,052.0
Funded status	(2,014.9)		(726.2)	(2,741.1)	(1,650.2)	(867.2)	(2,517.4)
Unrecognized actuarial loss	826.7		84.3	911.0	171.4	76.8	248.2
Unrecognized actuarial prior service cost	(21.8)		(48.9)	(70.7)	(34.0)	(50.5)	(84.5)
Unrecognized actuarial transition obligation	(0.8)		—	(0.8)	2.2	—	2.2
Asset ceiling	(11.6)		—	(11.6)	(2.2)	—	(2.2)
Accrued (prepaid) benefit cost	(1,222.4)		(690.8)	(1,913.2)	(1,512.5)	(840.9)	(2,353.7)
ACCRUED BENEFIT LIABILITY	(1,518.3)		(724.6)	(2,242.9)	(1,711.5)	(840.9)	(2,552.4)
PREPAID BENEFIT COST	295.9		33.8	329.7	199.0	—	199.0

(a)	Retirement pensions and obligations.
(b)	Health care and other post employment benefits.
(c)	After finalization of the opening balance sheet of a company brought into the scope of consolidation in 2001, reversal of offset of assets and liabilities not impacting the level of 2001 reserves.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The calculation of net commitments relating to the electricity and gas sectors in Belgium takes into account, within the current regulatory and collective bargaining agreement context, the methods used by the electricity and gas supply sector in this country to pay such commitments (see Note 1-N).

Coverage of obligations as of December 31, 2002 and 2001 consists of the following:

	As of December 31, 2002			As of December 31, 2001
	Benefits exceed assets	Assets exceed benefits	Total	Benefits exceed assets	Assets exceed benefits	Total
	In millions of €
Projected benefit obligation	(5,244.9)	(245.5)	(5,490.4)	(4,717.0)	(852.1)	(5,569.1)
Plan assets at fair value	2,468.8	280.5	2,749.3	2,034.3	1,017.7	3,052.0
Unrecognized actuarial loss	824.4	86.6	911.0	217.0	33.4	250.4
Unrecognized actuarial prior service cost & transition obligation	(71.5)	—	(71.5)	(84.5)	—	(84.5)
Asset ceiling	(11.6)	—	(11.6)	—	(2.2)	(2.2)
TOTAL NET COMMITMENTS	(2,034.8)	121.6	(1,913.2)	(2,550.2)	196.8	(2,353.4)

Changes in pension and other benefits liability and changes in prepaid benefit cost recorded in the accompanying consolidated balance sheets are as follows:

	Accrued benefit liability	Prepaid benefit cost
	In millions of €
Balance recognized as of December 31, 2001	(2,552.4)	199.0
Foreign currency translation	103.9	(29.3)
Changes in the scope and miscellaneous	133.3	57.0
Period expense net of contributions	72.3	103.0
Balance recognized as of December 31, 2002	(2,242.9)	329.7

The net periodic cost recognized in respect of pensions and other benefits for the years ended December 31, 2002 and 2001 consisted of the following:

	2002	2001
	In millions of €
Service cost	170.7	185.2
Interest cost	310.0	331.3
Expected return on plan assets	(212.6)	(231.8)
Amortization of actuarial net loss / (gain)	2.1	9.6
Amortization of unrecognized prior service cost	4.3	19.5
Gains or losses on pension plan curtailment, termination and settlement	(55.2)	19.1
Special termination	(5.8)	7.0
Asset ceiling	(0.8)	(8.9)
NET PERIOD BENEFIT COST	212.7	331.0

Actuarial assumptions

Actuarial assumptions are determined individually for each country and for each company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension Benefits			Other Benefits
	2002	2001	2000	2002	2001	2000
Discount rate	5.7%	6.0%	6.7%	5.8%	6.5%	6.9%
Rate of compensation increase	3.7%	3.2%	4.0%	3.6%	3.3%	3.6%
Expected return on plan assets	6.7%	6.9%	7.4%	8.5%	9.9%	9.9%

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Healthcare costs are assumed to increase by 4.8% in 2003, 4.5% in 2004, 4.3% in 2005 and 4.2% in 2006 and thereafter.

A one percentage point change in assumed healthcare cost trend rates would have the following effect on the other benefit plans for retirees:

	Percentage point increase	Percentage point decrease
	In millions of €
Impact on costs	2.7	(1.5)
Impact on post retirement benefit obligations	29.9	(20.2)

NOTE 20—COMMITMENTS

20.1 BILATERAL COMMITMENTS TO PURCHASE

Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the EGE and EGI contracts are presented below. They are valued at the closing spot rate or the price provided in the contract if this is not exclusively based on market conditions and according to their maturity are discounted based on the issued bond rates of leading companies. The Group is also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain Group companies have also entered into contracts for the purchase of technical installations with a total value of €1,645.9 million as of December 31, 2002. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

	Firm commodity, combustibles and electricity purchases	Firm electricity and gas purchases	Firm PP&E purchases
	In millions of €
2003	4,820.0	8,221.0	610.4
2004	3,207.0	4,833.0	319.1
2005	2,943.0	3,902.0	158.0
2006	2,526.0	3,400.0	63.1
2007	2,122.0	2,844.0	—
Thereafter	14,836.0	14,599.0	495.3
TOTAL	30,454.0	37,799.0	1,645.9

Finally, the Group is also committed to capital expenditures under certain concession contracts, in the amount of €2,282.8 million

20.2 OPERATING LEASES WHICH MAY NOT BE TERMINATED

The Group is committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts expiring will be renewed or replaced.

Lease charges are presented in Note 3.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The present value of minimum future payments in respect of these leases is as follows:

Operating leases
In millions of €
2003	157.8
2004	128.2
2005	103.0
2006	85.5
2007	82.1
Thereafter	681.4
TOTAL	1,238.0

20.3 OTHER COMMITMENTS

	December 31, 2002	1 year	1 to 5 years	More than 5 years
	In millions of € Maturing within
Commitments given:
Commitments given on contracts	2,373.8	1,054.5	417.2	902.1
Performance bonds and similar	1,685.3	718.4	282.2	684.7
Other guarantees given on contracts	688.5	336.1	135.0	217.4
Financing commitments	4,067.0	966.0	927.1	2,173.9
Personal collateral given	1,194.3	694.0	299.8	200.5
Assets pledged and other collateral given	2,750.9	185.7	615.2	1,950.0
Other financing commitments given	121.8	86.3	12.1	23.4
Other commitments given	4,297.8	1,205.6	1,504.0	1,588.3
Commitments given on energy trading activities	759.4	0.4	664.1	94.9
Other commitments given	3,538.5	1,205.2	839.9	1,493.4
TOTAL	10,738.7	3,226.1	2,848.3	4,664.3
Commitments received:
Guarantees received on contracts	353.2	133.0	56.2	164.0
Financing commitments received	9,118.3	3,310.1	4,350.0	1,458.2
Credit facilities authorized and available and commercial paper back-up lines	6,854.6	2,908.4	3,600.8	345.4
Securtization (see Note 20.5)	445.7		445.7
Other financing commitments received	1,818.0	401.7	303.5	1,112.8
Other commitments received	756.6	148.1	42.1	566.4
Commitments received on energy trading activities	421.9	—	—	421.9
Other commitments received	334.7	148.1	42.1	144.5
TOTAL	10,228.1	3,591.2	4,448.3	2,188.6

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services. In terms of the performance bonds, 62% relate to the Environment business line and 38% to the Energy business line. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other contract guarantees include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of Group equity investees in the amount of €1,194 million, collateral of €2,751 million and other financing commitments given mainly to proportionally consolidated companies of €122 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€530 million) which represent approximately 20% of collateral. In addition, the Group sold certain portfolio securities under repurchase agreements as indicated in Note 10.1. The Group has received financing commitments in the amount of €9,118 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in the context of its activities with energy trading counterparties in the amount of €759.4 million and €421.9 million respectively.

Other commitments given include principally the following transactions :

•	Electrabel entered into a contract to purchase the entire electricity production of de Société Hydroélectrique de Midi (SHEM) and pay an annual fixed amount, net of tax, of between €78 million and €80 million. In addition, it granted SNCF a staggered sale option covering the share capital of this company. The first option comprises two tranches. The first tranche concerns 40% of the share capital for an amount of €337 million and can be exercised between May 1, 2003 and April 30, 2005. The second tranche also concerns 40% of the share capital, has identical financial terms and conditions and must be exercised within a 2-year period, day for day, from the date of exercise of the first tranche, and no later than May 1, 2007. The second option covers the remaining share capital and has the same financial terms and conditions. It may be exercised by SNCF immediately following the second tranche and up to April 30, 2010. However, the strike price of this option decreases over time.

•	With the approval of the Board of Directors of Compagnie Nationale du Rhône, granted in November 2002, Electrabel undertook to buy out the interests of several Compagnie shareholders. These purchases are subject to conditions precedent regarding the publication of an application decree authorizing the partial opening of the share capital of this company to the private sector. As of December 31, 2002, firm commitments contracted by the Group were estimated at approximately €83 million. In addition, Energie du Rhône (joint subsidiary of Electrabel, 49%, and CNR, 51%) signed electricity purchase/sale contracts with Compagnie Nationale du Rhône.

•	On January 29, 2003, Electrabel finalized the acquisition of 35% of the share capital of Interpower for €299 million. The Group held a share purchase commitment of an equal amount as of December 31, 2002.

•	The Group granted the purchaser of a 30% interest in Elia System Operator (see Note 2.3), an option for the resale of this interest, eligible for exercise until February 29, 2004. This option, with a strike price equal to the initial consideration paid for the investment, also covers a receivable transferred to the purchaser at the same time. The total amount of this commitment is €221 million.

Finally, SUEZ Group companies are committed by vendor warranties resulting from the sale of activities, and subject to reserves where their exercise is considered probable. Potential liabilities in respect of vendor warranties total €663 million.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.4 CONTRACTUAL OBLIGATIONS IMPACTING FUTURE OUTFLOWS

The following table presents an estimate of contractual obligations as of December 31, 2002 impacting future cash outflows of the Group. This estimate encompasses Group gross borrowings and, among the off-balance sheet commitments described in Note 20, operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

	Payments in
	Less than 1 year	1 to 5 years	More than 5 years	Total
	In millions of €
Gross borrowings (including capital leases) (see Note 16.3)	4,857.2	11,061.2	10,087.4	26,005.6
Operating leases (see Note 20.2)	157.8	398.8	681.4	1,238.0
Irrevocable purchase commitments	1,573.7	1,110.6	495.3	3,179.6
Other long-term commitments	207.2	541.1	1,656.3	2,404.6

20.5 TRADE RECEIVABLE SECURITIZATION PROGRAM

In January 2002, the Group launched a 5-year European trade receivable securitization program, covering maximum of €800 million in receivables. Trade receivables of the different entities concerned (SITA Group, Elyo Group, Fabricom Group) are sold to a special-purpose securitized debt fund which secures refinancing on the commercial paper market. The debtors of the assets concerned are primarily local authorities and companies.

SUEZ guarantees the securitized debt fund against initial losses on receivables and their concentration on a single counterparty. SUEZ deposits amounts with the securitized debt fund in respect of this guarantee, the level of which is determined by the level of receivables outstanding and their performance. Payments overdue more than 180 days are refinanced by the transferor via a draw-down by the securitized debt fund on the deposit account.

As of December 31, 2002, securitized debt outstanding totaled €360 million and the deposit €104.9 million. As of December 31, 2002, this deposit is not covered by any reserves.

The program provides for certain cases of early resolution; in particular, the transfer of new receivables to the securitized debt fund would no longer be possible if the credit rating of GIE SUEZ Alliance fell below Baa1.

The summary balance sheet of the European securitized debt fund as of December 31, 2002 is as follows (in millions of €):

Assets		Liabilities
Securitized debt	359.4	Ordinary shares	255.0
Miscellaneous receivables	0.6	Liabilities	104.9
		Miscellaneous creditors	0.1
TOTAL	360.0	TOTAL	360.0

The Group also continued its US securitization program, subject to a maximum outstanding of US$ 150 million. Securitized debt outstanding totals US$ 144 million and the deposit US$ 43.7 million, as of December 31, 2002.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—DISPUTES AND OTHER EXCEPTIONAL EVENTS

The Group is involved with various claims and disputes with its customers that arise in the ordinary course of business and with tax authorities in certain countries. The Group estimates its liability based on its historical experience with similar type claims. In the opinion of management, the amount of any ultimate liability with respect to these claims will not materially affect the Group’s consolidated financial statements, results of operations or gross cash flow.

•	Competition and integration

Energy

In Belgium, Electrabel operates in partnership with municipalities, through mixed inter-municipal companies, to distribute gas, electricity and distribution signals. Electrabel and the municipalities have signed agreements for the supply of electricity to eligible customers who have not expressly chosen another supplier. These agreements, equivalent to vertical integration, have been or are being examined by the Belgian competition authorities.

Environment

In France, the anti-trust council ordered SUEZ and Vivendi Environnement to put an end to situations of joint control in a certain number of water distribution companies in which these companies hold equal stakes. This decision has been appealed.

•	Disputes and arbitration

The Belgian tax authorities have assessed Tractebel SA for an amount of €157 million and have made known their intention to issue a further assessment in the amount of €31 million, in respect of Tractebel’s investments in gas transportation and electricity distribution networks in Kazakhstan. Tractebel has appealed this assessment and, based on its analysis and the advice of legal counsel, the Group considers that these claims are without foundation.

In addition, in the course of its operations, the Group disposes of various business activities and is subject to claims from the acquirers of those business. Claims are analyzed by the Group’s legal department and with outside counsel. Based on the advice of legal counsel, the Group assesses the merits of the claim. While it is not possible to predict with certainty the outcome of these disputes, it is the opinion of management based on discussions with legal counsel that certain of these claims are without merit. The Group intends to defend itself vigorously in these matters.

For certain other matters, the Group records an accrual based on the advice of legal counsel for the best estimate of the resolution of the claim. In the opinion of the Group, amounts accrued for claims are adequate, and the ultimate resolution of these matters will not have a material effect on the Group’s consolidated financial statements.

The Group regularly reviews these disputes, notably when new facts are brought to its attention.

Finally, the Group operates in industries and in countries where regulations and laws concerning environmental protection are increasing. The reasonably estimable future costs of probable environmental obligations have been provided for in the Group’s consolidated financial statements and are included under the reprocessing and storage of nuclear fuels, dismantling of nuclear power stations, site rehabilitation and other contingencies and losses captions in Note 15. As the scope of environmental obligations becomes better defined,

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

there may be changes in the estimated future costs. The ultimate amount of such future costs cannot be determined due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of corrective actions that may be required and the determination of the Group’s liability in proportion to other responsible parties. While it is not possible at this time to establish the ultimate amount of liability with respect to future environmental cost, the Group does not expect that these contingencies will materially affect its consolidated financial statements.

NOTE 22—SEGMENT INFORMATION

The Group primarily operates and manages three business segments (Energy, Environment-Local Services, Environment-Industrial Services). Each of these business segments is managed separately because each business develops, manufactures and sells distinct products and services, or targets specific customer segments. The activities of the different business segments are as follows:

•	Energy—The subsidiaries operating in this business segment may be involved in the production, transmission and distribution of electricity or gas, the operation of cogeneration and waste-to-energy facilities, and the provision of facility management services.

•	Environment—Local Services (SELS)—The subsidiaries operating in this business segment provide private individuals and local authorities (i) water management and water treatment services under concession contracts (Water management), (ii) water purification facility design and construction (Turnkey engineering) and (iii) waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

•	Environment—Industrial Services (SEIS)—The subsidiaries operating in this business segment provide industrial process facility services (Water treatment) to industrial customers.

This new segment structure was introduced in 2002 following the reorganization of the Group, which involved the creation of SUEZ Environment Local Services from SITA and Ondeo Services, and SUEZ Environment Industrial Services from Ondeo Nalco and Ondeo Industrial Solutions. Segment information for 2001 and prior years has been adjusted to reflect this new organizational structure, to ensure the comparability of data. In addition, following the deconsolidation of Fortis and Vinci in 2001, information is no longer published by the Group in respect of the Construction and Financial Services segments. The contributions of these segments, together with that of the Communication segment and various other investments, are grouped together under “Other”.

A reconciliation of segment information to consolidated figures is provided below.

Segment profit/(loss) is operating income before depreciation, amortization and provisions plus financial income/(loss) other than interest paid and received, plus income of companies accounted for under the equity method (EBITDA).

Segment net assets correspond to resources committed to the development of each of the Group’s business segments (capital employed) and represent total assets adjusted primarily for special concession accounts, other reserves for contingencies and losses, accounts payable, deferred income, cash and cash equivalents and marketable securities.

The accounting policies applied to segment information are identical to those adopted in the consolidated financial statements.

Employee numbers presented are year-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information by Business segment

	Energy	SELS	SEIS	Other	TOTAL
	In millions of €
2002
Segment revenues	29,548.2	12,938.5	2,958.9	644.2	46,089.8
Income from companies accounted for under the equity method	60.7	(21.7)	1.1	11.3	51.4
Segment profit (EBITDA)	4,125.4	2,379.9	535.9	212.5	7,253.7
Segment net assets	17,513.0	14,454.1	5,250.2	5,523.4	42,740.7
Capital expenditure	2,204.6	1,647.4	143.0	162.8	4,157.8
Employees	88,811	97,040	11,912	987	198,750
2001
Segment revenues	26,373.9	12,348.2	3,026.1	611.0	42,359.2
Income from companies accounted for under the equity method	57.4	(17.6)	—	293.9	333.7
Segment profit (EBITDA)	4,331.0	2,575.1	548.8	283.0	7,737.9
Segment net assets	21,382.3	16,348.5	6,399.9	5,857.7	49,988.4
Capital expenditure	2,062.9	1,915.3	170.1	242.8	4,391.1
Employees	84,400	91,500	11,000	1,150	188,050
2000
Segment revenues	19,585.8	11,744.5	2,641.3	645.4	34,617.0
Income from companies accounted for under the equity method	5.4	21.8	—	484.3	511.5
Segment profit (EBITDA)	3,958.0	2,401.1	545.5	510.1	7,414.7
Segment net assets	19,169.1	15,878.3	5,783.1	5,876.6	46,707.1
Capital expenditure	2,033.2	2,099.4	120.0	314.8	4,567.4
Employees	72,600	87,570	11,380	1,650	173,200

Information by geographical area

	France	Belgium	UK	Other EU Countries	Other European countries	North America	South America	Asia and Oceania	Africa and Middle East	Total
	In millions of €
2002
Revenues	9,970.3	10,847.2,	3,786.6	10,583.6	1,340.8	4,659.9	2,098.1	1,872.5	930.8	46,089.8
Net assets	5,787.0	4,564.4	5,224.2	7,265.9	1,001.6	11,410.2	4,857.1	2,460.8	169.5	42,740.7
Employees	60,550	29,900	12,650	39,900	6,800	17,850	20,500	6,000	4,600	198,750
2001
Revenues	8,985.7	10,237.5	5,202.2	6,920.4	910.9	4,301.7	3,055.5	2,093.1	652.2	42,359.2
Net assets	6,546.3	8,045.0	4,999.8	7,068.4	519.6	11,767.6	7,642.7	3,222.9	176.2	49,988.5
Employees	59,300	31,600	12,100	39,900	3,550	9,400	21,000	6,750	4,450	188,050
2000
Revenues	8,688.4	9,131.2	2,597.2	5,180.0	620.5	3,400.8	2,752.4	1,623.1	623.4	34,617.0
Net assets	5,308.0	7,283.7	4,886.8	6,845.4	419.8	11,410.9	7,691.1	2,690.6	170.8	46,707.1
Employees	55,920	30,970	13,600	28,500	3,350	10,790	19,220	6,350	4,500	173,200

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of segment profit to operating income

	2002	2001
	In millions of €
SEGMENT PROFIT (EBITDA)	7,253.7	7,737.9
Less:
Depreciation, amortization and provisions	(3,070.8)	(3,098.7)
Share in income of companies accounted for under the equity method	(51.4)	(333.7)
Other financial income/(loss)	(358.9)	(198.4)
Other operating items	(65.0)	(43.3)
GROUP CONSOLIDATED OPERATING INCOME	3,707.6	4,063.8

Reconciliation of capital employed to consolidated total assets

	2002	2001	2000
	In millions of €
CAPITAL EMPLOYED	42,740.7	49,988.5	46,707.1
Plus:
Goodwill amortization excluding exceptional	(2,283.6)	(1,500.7)	(1,008.3)
Loans and receivables related to affiliates	1,736.4	645.5	1,051.9
Special concession accounts	4,849.2	4,668.6	4,602.7
Reserves for contingencies and losses	10,208.1	9,437.1	9,917.7
Accounts payable	14,745.7	16,269.4	13,706.5
Deferred income excluding deferred tax	2,977.6	3,373.3	3,833.6
Marketable securities, cash and cash equivalents	8,538.9	5,751.2	5,836.9
Adjustments to intangible fair value (a)	638.3	848.5	849.5
GROUP CONSOLIDATED TOTAL ASSETS	84,151.3	89,481.4	85,497.6

(a)	Adjustment enabling the adoption, for goodwill and fair value adjustments to intangible assets, of an identical treatment in the segment net asset calculation (inclusion of their gross value only, excluding deferred tax impact).

NOTE 23—MANAGEMENT COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and Executive Directors and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer and Executive Directors:

	2002		2001
	Headcount	Total compensation	Headcount	Total compensation
	In millions of €, except headcount amounts
Board of Directors	16	1.9	15	1.7
Members of the Executive Committee	13	9.1	12	10.3

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 24—SUBSEQUENT EVENTS

24.1 ATLANTA CONTRACT

On January, 2003 United Water and the city of Atlanta signed a Memorandum of Understanding confirming their mutual agreement to amicably dissolve United Water’s contract for the operation and maintenance of the city’s drinking water. The Mutual Dissolution Agreement became effective on March 26, 2003 and United Water transferred operations to the city of Atlanta on April 28, 2003. The inventory reconciliation and asset condition assessment have not yet been finalized, but as of this date no significant risk has been identified.

24.2 MANILA CONTRACT

On February 7, 2003, Maynilad (Philippines) announced the termination of the water and sewage concession contract for West Manila. This notification followed several attempts to reach an agreement with the concession-granting authority. A number of legal proceedings are in progress. The impact of the termination of this contract is provided for in the financial statements for the year ended December 31, 2002.

24.3 ACQUISITION OF A FURTHER 60% INTEREST IN THE POLANIEC POWER PLANT (POLAND)

On February 21, 2003, Electrabel signed an agreement with the Polish government to purchase the 60% interest in the Polaniec power plant held by the Polish authorities, increasing its holding from 39% to 99%. Polaniec is a coal-fired power plant with installed capacity of 1,800 MW, located 100 km from Krakow. It consists of eight 225 MW units and produces 6% of the country’s total electricity. This transaction represents an investment of €160 million.

24.4 ACQUISITION OF 35% OF THE SHARE CAPITAL OF INTERPOWER (ITALY)

On January 29, 2003, Acea Electrabel and Energia Italiana finalized the acquisition of the Italian electricity producer, Interpower, for €853 million, through a new venture held equally by Acea Electrabel and Energia Italiana S.p.A. Interpower, in which Electrabel holds a 35% interest, is the third “Genco” privatized by ENEL and has installed capacity of 2,611 MW.

24.5 SALE OF AXA, VINCI AND TOTALFINAELF SECURITIES

On February 27, 2003, SUEZ sold its remaining holdings in AXA and Vinci and substantially reduced its holding in TotalFinaElf.

These transactions contributed around €400 million to the Group’s debt reduction. They had no impact on the Group’s available cash position, since all stocks involved in these transactions had been monetized under repurchase agreements (see Note 10.1).

24.5.1 SALE OF 75% OF NORTHUMBRIAN

Suez agreed on May 16, 2003 to sell 75% of Northumbrian Group, its UK water and Business, to a consortium of institutional investors. This transaction represents an enterprise value of € 3.2 billion for Northumbrian, and allowed Suez to reduce debt by € 3.1 billion. Changes in exchange rate and interest rate levels since the acquisition (fair market value of the debt) will however generate an exceptional charge of approximately € 360.0 million (for the whole of Suez’s stake in Northumbrian). In 2002, Northumbrian contributed € 798.0 million to Group revenues.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 25—LIST OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2002

Company name	Corporate Headquarters	% interest		% control		Consolidation method
		2002	2001	2002	2001	2002	2001
ENERGY
TRACTEBEL, Parent company	Place du Tronê 1 B - 1000 Bruxelles - Belgium	100	99	100	99	FC	FC
ELECTRABEL	Boulevard du Regent, 8 - 1000 Bruxelles - Belgium	45	43	45	44	FC	FC
ELIA	Boulevard de l’Empereur - 1000 Bruxelles - Belgium	29	39	70	100	EM	FC
DISTRIGAZ	Rue de l’Industrie, 10 - 1040 Bruxelles—Belgium	47	46	55	55	FC	FC
FLUXYS	Avenue des Arts,31 - 1040 Bruxelles—Belgium	47	46	55	55	FC	FC
ELYO	235, av. Georges Clémenceau 92000 Nanterre—France	100	99	100	100	FC	FC
AXIMA WINTERTHUR (ex Sulzer Infra)	Zürcherstrasse 12, CH 8401 Winterthur, Switzerland	100	99	100	100	FC	FC
DUNAMENTI	Eronu Ut2 2440 Szazhalombatta, PF 28, Hungary	34	32	75	75	FC	FC
ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex—France	100	99	100	100	FC	FC
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle, Netherlands	45	43	100	100	FC	FC
ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16, 66111 Saarbrücken—Germany	23	22	51	51	FC	FC
FABRICOM	Rue de Gatti de Gamond 254 - 1180 Bruxelles—Belgium	100	99	100	100	FC	FC
TRACTEBEL ENERGIA	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	78	75	78	76	FC	FC
GTI	Kosterijland 50, 3981 AJ Bunnik, Netherlands	100	99	100	100	FC	FC
INEO	2 allée Jacques Brel 92247 Malakoff Cedex—France	100	99	100	100	FC	FC
ITASA	986, Bela Cintra, 12e Andar, Sao Paulo, Brazil	38	36	49	49	PC	PC
LITORAL GAS	Mitre G21 2000 Rosario—Prov. De Santa Fe, Argentina	63	62	90	90	FC	FC
POLANIEC	Elektrownia im. Tadeusza Kosciuski—Spolka Akcyjna w Polancu—Poland	18	25	39	25	EM	EM
ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	45	43	100	100	FC	FC
TRACTEBEL INC (USA)	Suite 900-1177 West Loop South 77027 - 2427 Houston, Texas—USA	100	99	100	100	FC	FC
TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330, Thailand	100	99	100	100	FC	FC
TRACTEBEL LNG NORTH AMERICA	2, Seaport Lane, Boston MA 02210, USA	100	99	100	100	FC	FC
ENVIRONMENT—Local Services (SELS)
LYONNAISE DES EAUX (FRANCE)	18 Square Edouard VII, 75009 Paris—France	100	100	100	100	FC	FC
ONDEO	18 Square Edouard VII, 75009 Paris—France	100	100	100	100	FC	FC
ONDEO DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison—France	100	100	100	100	FC	FC
HISUSA	Paseo de San Juan, 39, 08009 Barcelona—Spain	51	51	51	51	PC	PC
AGBAR	Paseo de San Juan, 39, 08009 Barcelona—Spain	26	26	(Consolidated by Hisusa)		PC	PC
AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso—4, Santiago, Chili	32	30	52	52	FC	FC
AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires—Argentina	46	46	40	40	FC	FC
AGUAS CORDOBESAS	Rivadavia 126 Ciudad de Cordoba 5000—Cordoba, Argentina	44	43	39	39	FC	FC

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company name	Corporate Headquarters	% interest		% control		Consolidation method
		2002	2001	2002	2001	2002	2001
AGUAS PROVINCIALES DE SANTE FE	Cordoba 844, piso 5 Rosario 2000—Argentina	58	56	52	52	FC	FC
EAU ET FORCE	300, rue Paul Vaillant Couturier—BP 712 - 92007 Nanterre—France	100	100	100	100	FC	FC
EAUX DE MARSEILLE	25, rue Edouard-Delanglade 13006 Marseilles—France	49	49	50	50	PC	PC
EAUX DU NORD	217, Bd de la Liberté BP 329 59020 Lille Cedex—France	50	50	50	50	PC	PC
EURAWASSER	Carl-Hopp-Strasse 1, D-18069 Rostock—Germany	100	50	100	50	FC	PC
LYDEC	20, boulevard Rachidi, Casablanca—Morocco	60	60	59	59	FC	FC
NORTHUMBRIAN WATER	Regent Centre, Gosforth, Newcastle upon Tyne NE3 3PX—UK	100	83	100	93	FC	FC
SINO FRENCH HOLDING (SFH)	New Worl Tower 29/f 16-18 Queensroad Central Hong Kong	30	30	50	50	PC	PC
S.A.A.M. (Sociedad de Abstecimiento de Aguas de Macau)	82, avenue do Conselheiro Borja PO BOX 115 Macau	26	26	(Consolidated by SFH)		PC	PC
S.C.M. (SDEI)	988, chemin Pierre Drevet 69140 Rillieux la Pape—France	100	100	100	100	FC	FC
STEPHANOISE DES EAUX	28, rue Eugène Beaune 42043 Saint-Etienne Cedex—France	50	50	50	50	PC	PC
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park, New Jersey—USA	100	100	100	100	FC	FC
SITA	132 Rue des Trois Fontanot—92758 Nanterre—France	100	100	100	100	FC	FC
CESPA(1)	Henao, 20 entreplanta—Bilbao—Spain	63	63	(Consolidated by SITA and Agbar)		FC	FC

ENVIRONMENT—Industrial Services (SEIS)
ONDEO NALCO	Nalco Chemical Company—One Nalco Center—Naperville IL 60563—1198—USA	100	100	100	100	FC	FC
OTHER
CODITEL	Rue des Deux Eglises 26, 1000 Bruxelles—Belgium	79	79	79	79	FC	FC
COFICEM / SAGEM	6, Avenue d’léna, 75783 Paris cedex 16—France	—	23	—	23	—	EM
LYONNAISE COMMUNICATIONS (NOOS)	20 Place des Vins de France—75614 Paris cedex 12—France	50	50	50	50	PC	PC
METROPOLE TV	89, avenue Ch. De Gaulle, 92200 Neuilly s/Seine—France	38	37	34	34	PC	PC
PARIS CABLE	20 Place des Vins de France—75614 Paris cedex 12—France	50	50	50	50	PC	PC
TPS	145, quai de Stalingrad 92137 Issy les Moulineaux—France	—	34	—	34	—	EM
FORTIS	Rue Royale, 20 - 1000 Bruxelles—Belgium	—	—	—	—	—	EM
Société Générale de Belgique	Rue Royale, 30 - 1000 Bruxelles—Belgium	100	100	100	100	FC	FC
REAUMUR PARTICIPATIONS	115, Rue Réaumur—75002 Paris—France	100	100	100	100	FC	FC
SI FINANCES	68, Rue du Faubourg Saint-Honoré—75008 Paris—France	100	100	100	100	FC	FC
SUEZ ALLIANCE	16, rue de la Ville I’Evêque—75383 Paris Cedex 08—France	100	100	100	100	FC	FC
SUEZ INDUSTRIAL SOLUTIONS	94, Rue de Provence—75009 Paris—France	100	100	100	100	FC	FC
UMICORE	Rue du Marais, 31 - 1000 Bruxelles—Belgium	31	30	31	30	EM	EM

Note:

FC	= Full consolidation
EM	= Accounted for under the equity method
PC	= Proportional consolidation
(1)	Group held 50/50 by SITA and Agbar.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 26—Summary of differences between accounting principles followed by the Group and U.S. GAAP

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from those used in the United States of America (“U.S. GAAP”). These differences are described below and the effects are presented net of minority interests in the reconciliation in Note 27.

26.1 Differences in accounting for business combinations under French GAAP and U.S. GAAP

The following presents the adjustments related to business combinations on a transaction by transaction basis. For the purposes of allocating purchase price under U.S. GAAP, the assets and liabilities of the acquired business are first adjusted to U.S. GAAP. These adjustments are recorded in various reconciling items, as required by the nature of the U.S. GAAP adjustment. The impact on goodwill of these basis differences is presented under the business combination caption of the reconciliation.

The amortization periods of goodwill (for years 2001 and 2000) and allocations of fair value to assets and liabilities resulting from U.S. GAAP accounting for the following business combinations are in accordance with those described in Note 1 C to Note 1E. Where purchase price is allocated to equity method investments, it is classified within the equity method investment balance in a U.S. GAAP balance sheet (included in “financial assets” in the summarized U.S. GAAP balance sheets in Note 27). The related amortization is included in “share in income of companies accounted for under the equity method” in the condensed U.S. GAAP consolidated income statement data in Note 27.

On January 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Subsequent to the date of adoption, goodwill, including goodwill on equity method investments, is no longer subject to amortization for U.S. GAAP purposes but is instead tested at least annually for impairment. French GAAP goodwill amortization has been eliminated under U.S. GAAP. Upon adoption the Group reclassified €127.3 million of intangible assets to goodwill.

The changes during 2002 in the carrying value of goodwill per segment are presented below:

	Energy	SELS	SEIS	COM	Total
	(In millions of €)
Balance as of January 1, 2002	3,491.9	4,758.8	3,036.9	1,057.8	12,345.4
Goodwill Acquired During the Year	103.4	118.5	12.3	9.0	243.3
Impairment Losses	—	(453.4)	—	(488.1)	(941.5)
Goodwill Disposals	(134.7)	(11.0)	(37.7)	(326.4)	(509.8)
Currency Translation Adjustment & Other	124.6	(250.8)	(371.6)	—	(497.8)

Balance as of December 31, 2002	3,585.3	4,162.1	2,639.9	252.3	10,639.6

As of January 1, 2002, the Group performed the transitional impairment test under SFAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on market prices when possible but primarily using discounted expected future cash flows. Assumptions regarding market multiples and appropriate discount rates have been rationalized with comparable companies, publicly available analyst data, and market prices. Upon completion of the transitional impairment test, the Group determined that there was no impairment as of January 1, 2002, as the fair value of each reporting unit exceeded its carrying amount.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the later half of 2002, certain of the Group’s reporting units were affected by significant downturns in certain economies. Of the €941.5 million impairment charge recorded under U.S. GAAP, €211.0 million related to the SELS segment was also recorded under French GAAP. The difference has been recorded through the applicable individual business combination reconciling line items. Impairment charges of €65.0 million and €454.0 million in the SELS and other segments (Communication subsidiaries) mainly related to goodwill recorded under U.S. GAAP that was tracked in memo accounts not included in the financial statements for the French GAAP purposes rather than recorded in the income statement.

	For the Years Ended December 31,
	2002	2001	2000
	(In millions of Euro except for per share data)
U.S. GAAP Net Income/(Loss)	(3,168.7)	896.3	740.6
Goodwill Amortization	—	656.5	539.1

Adjusted U.S. GAAP Net Income/(Loss)	(3,168.7)	1,552.8	1,279.7

Basic earnings per share
Reported U.S. GAAP Net Income/(Loss)	(3.20)	0.91	0.77
Goodwill amortization	—	0.67	0.57

Adjusted U.S. GAAP Net Income/(Loss)	(3.20)	1.58	1.34

Diluted earnings per share
Reported U.S. GAAP Net Income/(Loss)	(3.20)	0.90	0.76
Goodwill amortization	—	0.65	0.54

Adjusted U.S. GAAP Net Income/(Loss)	(3.20)	1.55	1.30

The estimated amortization expense of intangible assets for each of the next five years is € 365 million.

26.1.1 Merger Between Lyonnaise des Eaux (Lyonnaise) and Compagnie de Suez (Suez)

•	Description of the combination

Suez was acquired by Lyonnaise by means of a share-for-share exchange in June 1997. 331,133,665 shares were issued by Lyonnaise as a result of this merger. Under French law, Lyonnaise was identified as the legal acquirer of Suez. Therefore, for French GAAP purposes, Lyonnaise was considered the accounting acquirer of Suez.

Under U.S. GAAP, the acquiring enterprise in combinations effected by an exchange of stock is generally the common stockholder that receives the larger portion of the voting rights in the new enterprise. Accordingly, the legal acquirer (the entity issuing shares) may not be the acquiring enterprise for accounting purposes. When the legal acquirer is different from the accounting acquirer the transaction is described as a “reverse acquisition.”

Immediately following the merger between Lyonnaise and Suez, the former Suez shareholders held approximately 62% of the equity of the combined entity and the former Lyonnaise shareholders held approximately 38%. As a result, for U.S. GAAP purposes, this transaction is a reverse acquisition with Suez as the accounting acquirer, which has been accounted as follows:

•	The value of the shares of the legal acquirer, Lyonnaise, issued to effect the merger has been considered as the basis to determine the purchase price. Shares issued by Lyonnaise have been valued at €17.53 per share, which was the average market price within a reasonable period before and after the date of the announcement of the merger.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Suez had an existing 18.15% investment in Lyonnaise. The reverse acquisition has been reflected as if Suez had acquired the remaining 81.85% of the shares (242,747,615 shares) of Lyonnaise.

•	The historical financial statements presented prior to the date of acquisition are those of the accounting acquirer, Suez. Therefore, French GAAP purchase accounting entries related to the merger have been reversed to reflect Suez assets and liabilities at historical cost.

•	The acquired portion of the identifiable assets and liabilities of Lyonnaise were adjusted to their fair value at the date of acquisition.

•	Minority interests in subsidiaries as reflected in the Lyonnaise financial statements have been maintained at underlying historical cost.

•	The difference between the purchase price and the fair value of the net assets acquired was recorded as goodwill, as follows:

(In millions of €)
Value of new common shares issued	4,254.7
Acquisition costs	35.5

Total	4,290.2

Fair value of net assets acquired	(2,941.6)

Goodwill	1,348.6

•	Description of the purchase price allocation

The effective date of the merger was June 19, 1997. The accounting for the reverse acquisition was determined as of June 30, 1997.

The principal adjustments to the book value of assets acquired were related to intangible assets for €746.5 million and tangible assets for €496 million mainly to reflect evaluation of concession contracts and facilities in water and energy divisions, as well as allocation of purchase price in equity investments for €904 million. The impact on total assets is offset by the write-off of preexisting goodwill for €815.4 million (net of minority interest).

Adjustments were recorded to decrease the value of total liabilities acquired primarily related to adjustments of the market value of financial debt at the Group level for €212 million.

Related deferred tax liabilities amounts for €689 million.

Under French GAAP, goodwill arising from acquisitions financed by share issuances was charged directly to equity in the year of acquisition. This goodwill is tracked in memo accounts not included in the financial statements where it is allocated to the underlying businesses and amortized over the expected life of those businesses. If one of those businesses is subsequently sold, the net value of any unrecorded goodwill is recognized as a reduction of the gain. As a result, the accounting basis used to compute gains and losses on businesses subsequently sold differs in French and U.S. GAAP. Sales of Sofinco shares in 2000 and 1999, Fortis B shares in 2002, 2001 and 2000 increased U.S. GAAP net income due to this difference by €15.8 million in 2002, €12.1 million in 2001 and €69.2 million in 2000.

The impacts of the reverse acquisition on net income and shareholders’ equity as reported under U.S. GAAP in 2002, 2001 and 2000 are presented in Note 27.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26.1.2 SGB Minority Interest Acquisition—1998

In July 1998 the Group purchased an additional 36.03% of SGB through the issuance of 126,981,790 shares (€30.92 per share) and guaranteed value certificates (“GVCs”). The additional interest in earnings of SGB was included from July 1, 1998.

Under French GAAP, the purchase price did not include the GVCs since they were considered off balance sheet commitments until payments would be required. In 2000 and 1999, the Group repurchased GVCs for €199.3 million and €45.7 million, respectively, and recorded corresponding amounts of goodwill. Under U.S. GAAP, the GVCs are included in the purchase price at their fair market value at the acquisition date (€298 million) and recorded as a liability. Subsequent adjustments to their fair values are included in the income statement at each subsequent reporting date (as presented in 26.2.5).

Additionally, the per share amount used to calculate the purchase price under French GAAP was as of the announcement date rather than the average price for a reasonable period surrounding the date of announcement as required under U.S. GAAP.

Under French GAAP as described in Note 1 D, the carrying values used for the acquired portion of the assets and liabilities are the same as those used before the minority interest acquisition. Under U.S. GAAP, the acquisition of minority interests is recorded at the current fair value at the date an incremental interest is purchased.

Under French GAAP, the excess of the purchase price over the historical carrying value of the net assets acquired, €2,495 million was written off directly to equity upon acquisition, except for the 2000 and 1999 French GAAP increases to goodwill from the GVCs repurchase. Under U.S. GAAP, the allocation of purchase price to the individual assets and liabilities purchased resulted in a step up, primarily to equity method investments and investments in marketable securities of €1,638 million and fixed assets of €53 million, and created goodwill of €901 million. The purchase price allocated to equity method investments primarily related to marketable securities, industrial assets and goodwill. The amount related to marketable securities, which corresponds to unrealized gains recorded in other comprehensive income by the equity method investees, is written-off when the securities are sold or amortized over the expected turnover of those securities (36 months) in order to adjust the gain recorded by the Group when such unrealized gains become realized.

The impact on net income of this transaction is primarily (i) the amortization or impairment of goodwill and (ii) the amortization of the fair value adjustments on underlying assets of equity method investments.

Under French GAAP, goodwill arising from acquisitions financed by share issuances was charged directly to equity in the year of acquisition. The goodwill is tracked in memo accounts not included in the financial statements where it is allocated to the underlying businesses and amortized over the expected life of those businesses. If one of those companies is subsequently sold, the net value of the unrecorded goodwill is recognized as a reduction of the gain. Therefore, as the accounting basis used to compute gains and losses on businesses subsequently sold differs in French and U.S. GAAP, sales of Fortis B shares in 2002, 2001 and 2000 increased U.S. GAAP net income by €85.3 million, €65.2 million and €46.8 million respectively.

26.1.3 Tractebel Minority Interest Acquisition—1999

The Group purchased the majority of the outstanding minority interests in Tractebel during 1999, which led to the issuance of 197,084,640 shares of Suez (€32.6 per share) common stock and the payment in cash of €630.7 million in exchange for the 39,416,928 Tractebel shares contributed (based on five Suez shares and a balancing cash adjustment of €16 for one Tractebel share). During the second part of the offer, between November 10 and

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 1, 1999, the Group issued additional shares, which resulted in the additional contribution of 1,857,543 Tractebel shares (€163 per share), in exchange for 9,287,715 Suez shares and cash of €29.7 million. A total of 41,274,471 Tractebel shares were contributed. Following the offer, the Group owns 97.9% of Tractebel shares. The additional interests in earnings of Tractebel were included in income from November 1, 1999.

The per share amount used to calculate the purchase price under French GAAP was as of the announcement date rather than the average price for a reasonable period surrounding the date of announcement as required under U.S. GAAP.

Under French GAAP as described in Note 1 D, the carrying values used for the acquired portion of the assets and liabilities are the same as those used before the minority interest acquisition. Whereas, under U.S. GAAP, the acquisition of minority interests is recorded at the current fair value at the date an incremental interest is purchased.

Under French GAAP, the excess of the purchase price over the carrying value of the net assets acquired, €5,695 million, was written off directly to equity upon acquisition. Under U.S. GAAP, the allocation of purchase price to the individual assets and liabilities purchased resulted in a step up, primarily to equity method investments and investments in marketable securities of €2,257 million and fixed assets of € 568 million, and created goodwill of €2,110 million. The purchase price allocated to equity method investments primarily related to marketable securities, industrial assets and goodwill.

The impact on net income of this transaction is primarily (i) the amortization or impairment of goodwill and (ii) the amortization of the fair value adjustments on underlying assets of equity method investments.

26.1.4 Other Business Combinations

	Impact on
	Income/(Loss) for the year ended December 31,			Equity as of December 31,
	2002	2001	2000	2002	2001	2000
	(In millions of €)
SITA minority interests acquisition(a)	(2.8)	(25.0)	(25.0)	435.9	438.7	461.7
BFI acquisition(b)	(52.0)	(10.4)	(6.9)	112.5	169.3	156.3
Powerfin merger—1997(c)	(31.3)	(12.0)	(11.7)	509.7	479.3	491.3
Acquisition of Tractebel—1996(d)	(24.1)	9.0	12.0	42.4	82.0	72.0
Impairment charges & elimination of French GAAP Goodwill amortization(e)	230.0	8.5	—	228.3	8.5	—
Other(f)	(30.8)	(96.7)	9.2	(82.6)	(217.4)	(237.2)

Total	89.0	(126.6)	(22.4)	1,246.2	960.4	944.1

a) SITA Minority Interest Acquisition

In 1999 the Group offered its shares in exchange for all outstanding SITA shares not held by the Group.

Under French GAAP as described in Note 1 D, the carrying values used for the acquired portion of the assets and liabilities are the same as those used before the minority interest acquisition. Whereas, under U.S. GAAP, the acquisition of minority interests is recorded at the current fair value at the date an incremental interest is purchased.

Under French GAAP, the excess of purchase price over the carrying values used for the net assets acquired was written off directly to equity upon acquisition. Under U.S. GAAP, the allocation of the purchase price to assets and liabilities acquired resulted in a step up of €91.5 million, primarily to fixed assets for €41.5 million, and created goodwill of €432.6 million.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) BFI Acquisition

In 1998, SITA purchased for cash and stock the non-U.S. activities of Browning Ferris Industries (“BFI”).

As a result of the acquisition and the issuance of new shares by SITA, the Group’s ownership in SITA decreased from 63.7% to 51.5%. The Group recognized a gain on the dilution of €109.2 million. The gain was then written-off against goodwill in the Group’s financial statements.

Under U.S. GAAP, a company may decide to record gains on a dilution of its interest in a subsidiary through the statements of income or directly to equity. Once the decision has been made it is permanent. The Group has elected to record these gains through the income statement.

The reconciliation reflects in 2002, the impairment loss recognized under U.S. GAAP and, in 2001 and 2000, the amortization of the goodwill recorded under U.S. GAAP.

c) Powerfin Merger—1997

On July 1, 1997, Tractebel purchased 36.95% of Powerfin (the remaining outstanding interest not held by the Group), a Belgian energy company, through issuance of 2,963,088 common shares issued at €385 per share (€1,140 million). This transaction reduced SGB’s ownership of Tractebel from 59.2% to 48.6%. Concurrently, Powerfin was merged into Tractebel. Under French GAAP, Tractebel accounted for this purchase at historical cost by increasing equity for the issuance of its additional shares by the carrying value of the minority interest that was acquired. Under French GAAP there was no impact from the dilution of the Tractebel interest held by SGB due to the elimination of goodwill as part of the Lyonnaise acquisition of Suez. Under U.S. GAAP, the transaction has been accounted for as a purchase. The dilution resulted in a gain of €115 million on the sale of subsidiary stock that has been recorded to 1998 opening equity. The purchase price has been calculated as the number of shares issued multiplied by the average share price for a reasonable period surrounding the announcement date of the transaction. The allocation of purchase price to the individual assets and liabilities purchased and assumed resulted in an increase in asset values, primarily to equity method investments of €556 million.

d) Acquisition of Tractebel—1996

On October 1, 1996, SGB purchased an additional 25.24% of Tractebel (previously accounted for under the equity method), for €1,230 million paid in cash, increasing its ownership interest to 59.2%. Under French GAAP the difference between the purchase price and the underlying carrying value of net assets was allocated to assets acquired based on their fair values at the time of acquisition. The remaining goodwill was amortized over 40 years until the acquisition of Suez by Lyonnaise in 1997. In that transaction, the goodwill previously recorded by Suez was eliminated in order to calculate a new excess purchase price to be allocated to the assets of Suez based on the fair values of those assets at the date of acquisition. The remaining goodwill, after that allocation, was written off against equity.

Under U.S. GAAP, as discussed in Note 26.1.1, Suez was identified as the accounting acquirer of Lyonnaise; therefore, this transaction, which was previously accounted for as part of the Lyonnaise acquisition of Suez under French GAAP, must be accounted for as a purchase by Suez under U.S. GAAP. Under U.S. GAAP, the allocation of purchase price to the individual assets and liabilities purchased and assumed resulted in an increase in asset values, primarily to equity method investments and investments in marketable securities of €370 million, and to fixed assets of €77 million and created goodwill of € 126 million. The purchase price allocated to equity method investments primarily related to marketable securities, industrial assets and goodwill.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e) Impairment charges & elimination of French GAAP Goodwill amortization

As described in Note 26.1, in accordance with the adoption of SFAS 142, the goodwill amortization recorded under French GAAP is eliminated under U.S. GAAP. This amount also includes the impact from the annual impairment test under SFAS 142 related to the other business combinations. The impact in 2001 relates to the elimination of goodwill amortization on business combinations made after July 1, 2001.

f) Other

The other differences in accounting principles for business combinations between French GAAP and U.S. GAAP include the following:

•	As described in Note 1 D., under French GAAP, assets and liabilities of fully consolidated subsidiaries are not revalued in the event the Group acquires additional shares in that entity. Whereas, under U.S. GAAP, the acquisition of additional shares of a consolidated subsidiary is recorded at the current fair value at the date an incremental interest is purchased.

•	Under French GAAP, the allocation of the purchase price may extend from the date of acquisition to the end of the fiscal year following the year of acquisition. Under U.S. GAAP, such allocation period ends when the acquiring company has finalized its purchase accounting and may not normally extend beyond one year from the date of acquisition.

•	Under French GAAP intangible assets and goodwill may be amortized over their useful lives without any limit. Under U.S. GAAP, the maximum allowable period for amortization was 40 years for 2001 and 2000.

26.2 Items impacting net income/(loss) and shareholders’ equity under U.S. GAAP other than business combinations

26.2.1 Income Taxes

Under French GAAP, since January 1, 2000 the Group has applied the new consolidation regulations as detailed in Note 13.6, and records deferred tax liabilities on the balance sheet that had been presented as off-balance sheet commitments. This new policy is in accordance with U.S. GAAP. At the same time the Group also began discounting deferred tax balances to present value where, for a tax entity, the impact of discounting is material and a reliable reversal schedule can be produced. The impact of adopting these policies was recorded directly to shareholders’ equity.

Under U.S. GAAP discounting of deferred tax liabilities is not permitted. The reversal of the amounts recorded under French GAAP decreased shareholders’ equity by €560.2 million, €459.9 million and €413.7 million at December 31, 2002, 2001 and 2000, respectively and decreased net income by €45.0, €22.6 million and €36.2 million in the years then ended.

Under French GAAP, the Belgian subsidiaries of the Group have a potential tax liability relating to the tax-free reserve component of their equity. These tax-free reserves become taxable upon liquidation, distribution, transfer to another account or the decision to reverse the reserve and utilize it against current year losses or loss carryforwards about to expire. Under U.S. GAAP, a deferred tax liability should be recorded for the entire balance of the tax-free reserves since the timing of the reversal of the temporary difference does not affect the decision to record a related deferred tax item. These differences resulted in the recognition of additional deferred tax liabilities, reducing shareholders’ equity under U.S. GAAP by €86.2 million, €98.4 million and €92.0 million in 2002, 2001 and 2000, respectively. The increase to net income from utilization of the tax free reserves was €15.7 million and €2.0 million in 2002 and 2000, respectively. There was no impact on net income in 2001.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under French GAAP, deferred tax assets are recognized only to the extent that their realization is “reasonably certain”. Under U.S. GAAP, deferred tax assets are recorded if the reversal of the related temporary difference is “more likely than not” to result in a tax deduction, a lower threshold than under French GAAP. The recording of additional deferred tax assets, primarily related to accrued liabilities, and the reduction in the valuation allowance due to the additional deferred tax liabilities recorded under U.S. GAAP, results in an increase to shareholders’ equity of €21.5 million, €41.4 million and €59.1 million in 2002, 2001 and 2000, respectively. The reversal of deferred tax assets results in an increase in tax expense under U.S. GAAP and a decrease to net income of €7.6 million, €18.5 million and €67.8 million in 2002, 2001 and 2000, respectively.

The income tax effects resulting from all other U.S. GAAP adjustments are reported on a separate line in the reconciliation.

Disclosures in accordance with SFAS 109 are presented in Note 28.

26.2.2 Pension Obligations

Prior to 1999, the Group primarily accounted for pension and similar obligations on a pay as you go basis for French GAAP purposes. In 1999 a new accounting policy was adopted for French GAAP under which pension and similar obligations are accrued using the projected unit credit valuation method. Accrued and prepaid pension obligations have been recorded as an adjustment directly to shareholders’ equity.

Under U.S. GAAP, transition obligations have been calculated as of January 1, 1998 as permitted for companies outside the United States and have been amortized from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other post retirement benefits. In addition, a minimum liability adjustment has been recorded for pension plans.

26.2.3 Reserves

	Impact on
	Income/(Loss) for the year ended December 31,			Equity as of December 31,
	2002	2001	2000	2002	2001	2000
	(In millions of €)
Emerging Countries Risks(a)	—	(161.3)	(281.3)	—	—	166.5
Maintenance(b)	(44.1)	(63.5)	35.7	446.3	496.6	485.2
Restructuring Costs(c)	(49.7)	(121.8)	(90.7)	117.7	139.9	78.2
Negative Goodwill(d)	(65.7)	(66.7)	(82.6)	11.0	39.4	47.9
Other Reserves(e)	(31.5)	(217.4)	(36.5)	355.4	225.1	707.4

Total	(191.0)	(630.7)	(455.4)	930.4	901.0	1,485.2

a) Emerging Countries Risks

In years 2001 and 2000, the Group recorded reserves for potential losses arising from political and economic risks based on management’s appraisals of the level of risks for its net long term investments in emerging markets.

Under U.S. GAAP, these reserves were not recorded, as they did not meet the criteria for recognition of a liability at the balance sheet date. As a consequence, the subsequent changes in the reserves recorded under French GAAP are eliminated under U.S. GAAP.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) Maintenance

Under French GAAP, the Group records reserves for future major maintenance of certain of its facilities in order to match costs against revenues earned from use of the facilities. Under U.S. GAAP, these costs are expensed as incurred.

Additionally, under French GAAP, the Group records “Total Warranty” reserves related to commitments to maintain equipment in serviceable condition or to replace equipment and facilities covered by warranty clauses. Under U.S. GAAP these costs are expensed as incurred, and as a result, these reserves have been reversed.

c) Restructuring Costs

Under French GAAP, the Group records the projected effects of restructuring and special termination benefits plans when such plans have been approved by the appropriate level of management, when announced and when their effects may be estimated.

Under U.S. GAAP, a reserve for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured and notification to the employees affected (or formal acceptance by the employees for special termination benefits plans). As a result, certain of these reserves have been reversed and the expense recorded under French GAAP and U.S. GAAP may occur in different periods.

Disclosures in accordance with EITF 94-3 are provided in Note 28.

d) Negative Goodwill

In November 1998, the Group acquired Tractebel Energia, a Brazilian energy company. Under French GAAP, the Group included the gains on a USD option (purchased to hedge against the risk of the effect of the devaluation of the Brazilian Real on its net investment) in the Tractebel Energia purchase price. Under French GAAP, the option, which was considered a hedge of the net investment, adjusted negative goodwill, which is amortized over 20 years. In 1999 the option was exercised with a significant gain (decrease in negative goodwill) due to the devaluation of the Real. Under U.S. GAAP, currency options are considered speculative and marked to market through the income statement unless they are effective as hedges and designated as hedges. The aforementioned option was neither effective, since it was denominated in USD rather the functional currency (Belgian Franc), nor designated as a hedge. As a result this option is considered speculative under U.S. GAAP with a gain of €106.6 million, due to the devaluation of the Real, recorded as “other financial income” consistent with the Group’s classification policies in the U.S. GAAP income statement in 1999. At the date the currency option matured, Suez owned a 49% economic interest in Tractebel and Tractebel owned 69% of Tractebel Energia so approximately 30% of the total gain had an impact on net income. In November of 1999, Suez purchased an additional 49% interest in Tractebel eliminating the minority interest and increasing the impact of the gain on equity. The effects of purchasing minority interests on individual U.S. GAAP adjustments have been reflected in the individual line items of the adjustments, in this case provisions/ negative goodwill, rather than in total in the business combinations line item.

Under French GAAP, the Group recorded exchange rate losses in 1999 as an adjustment to purchase price decreasing negative goodwill by €38 million. Under U.S. GAAP this amount reduces net income. Therefore under French GAAP, the net effect (€ 68.6 million) of the currency option gain and the exchange rate loss increased negative goodwill. Under U.S. GAAP both the currency option and the exchange rate losses did not impact the purchase price, but rather were recorded in the income statement when incurred.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, under French GAAP, the Group allocated negative goodwill to reserves for contractual commitments, entered through 2005, in which obligations exist to sell at a price, which is less than the market prices at the date of acquisition. Under U.S. GAAP, sales contracts where the price is lower than market value but higher than the company’s production cost are not considered onerous contracts. As a result, under U.S. GAAP, more negative goodwill is recorded because the reserves were not included as part of the net assets acquired. A reconciling item is required for the difference in the net amortization and depreciation charges under French GAAP and the depreciation over the useful lives of the assets under U.S. GAAP. The related net impact to net income was €(67.8) million, €(68.8) million and €(60.6) million in 2002, 2001 and 2000, respectively.

In 1995, under French GAAP, the Group recorded reserves for negative goodwill in connection with the acquisition of Auxipar, a group of companies that own cable TV networks. The reserves were used to offset net losses in the periods following acquisition. Under U.S. GAAP, negative goodwill has been recorded as a decrease in the fair value of long-lived assets acquired. The related impact to net income was €2.1 million, €2.1 million and €(22) million in 2002, 2001 and 2000, respectively.

e) Other Reserves

Under French GAAP, the Group records reserves based on management’s estimates of other potential risks, such as tax litigation, employee claims, general claims reserves in insurance subsidiaries, and indemnifications for companies sold.

Under U.S. GAAP, these reserves have been reversed to the extent that they do not meet specific criteria for accrual under U.S. GAAP at the balance sheet date.

26.2.4 Derivative Financial Instruments

Under French GAAP, the Group accounts for its derivative instruments off-balance-sheet until the underlying transaction is realized as described in Notes 1.S and 18.

Beginning January 1, 2001, for purpose of the U.S GAAP reconciliation, Suez adopted Statement of Financial Accounting Standards 133, «Accounting for Derivative Instruments and Hedging Activities» (“SFAS133”) and the corresponding amendments (FAS 137 and FAS 138). Under SFAS 133, all derivatives (including certain derivative instruments embedded in other contracts), whether designated in hedging relationships, as detailed below, or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows or net investments. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. For derivative instruments designated as a hedge of a foreign currency risk in a net investment in a foreign operation, gains and losses due to the fluctuations in market rates are recorded in Other Comprehensive Income. Certain commodity contracts that would otherwise have been considered derivatives, qualify for the normal purchases and sales exception and therefore are not accounted for as derivatives. The Group formally designates derivatives in one of those categories on the date the transaction is entered into. On a quarterly basis, the Group assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods.

The fair value of all quoted financial instruments is based on the quoted market price on the last trading day of the year. Fair values for non-quoted financial instruments have been estimated using one or more models,

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which indicate a value, based on estimates of quantifiable “market” characteristics. The highly judgmental nature of such an undertaking, and the limitations of estimation techniques, make it necessary to caution the users of these financial statements that the values presented for non-quoted financial instruments may differ from those that could have been realized at year end. Fair values given are indicative of the market parameters prevailing as at year end and it should be noted that minor changes in assumptions concerning both these rates and future cash flows and/or methodologies can have a material effect on the estimated values.

Adoption of SFAS 133 as of January 1, 2001 and reported as the cumulative effect of adoption of a new accounting principle, decreased OCI and net income net of tax by €116.3 million and €131.8 million, respectively. Recognition of derivatives in accordance with the description above resulted in increases to net income and OCI of €83.4 million and €109.9 million in 2001, respectively. Adoption and application of SFAS 133 in 2001 reduced shareholders’ equity by €132.8 million.

Application of SFAS 133 in 2002 resulted in an increase to income of €69.5 million, a decrease to OCI of €174.2 million and a reduction to shareholders’ equity of €237.5 million.

Cash Flow Hedges

The ineffective portion of changes in fair values of cash flow hedging instruments reported as of December 31, 2002 amounted to €1.6 million and to €(1.5) million as of December 31, 2001, before income taxes. These amounts were recorded as “financial gains (losses).” At December 31, 2002, €(4.4) million of net gains (losses) on derivative instruments accumulated in OCI (€(13.6) million as of December 31, 2001) are expected to be reclassified to earnings over the next 12 months as hedged transactions occur. The actual amounts that will be reclassified to earnings over the next twelve months will vary from this amount as a result of changes in market conditions. At December 31, 2002, the maximum term of derivative instruments that hedge forecasted transactions, except those related to payment of variable interest on existing financial instruments, was 15 years (21 years as of December 31, 2001).

Fair Value Hedges

The ineffective portion of changes in fair values of fair value hedge positions, reported as of December 31, 2002 amounted to €1.8 million (€(3.4) million as of December 31, 2001). These amounts were recorded as “financial gains (losses)”.

Hedges of net investments in foreign subsidiaries

At December 31, 2002, the gains on derivative instruments designated and effective as net investment hedges, accumulated in OCI, amounted to €394.8 million. In addition, at December 31, 2002, amounts excluded from the measure of effectiveness on these net investment hedges amounted to €1.8 million (€(17.5) million as of December 31, 2001), and was recorded as “ financial gains (losses)”.

26.2.5 Financial Instruments

•	Debt instruments

Until January 1, 2001 debt issuance costs were expensed at the date of issuance under French GAAP. Under U.S. GAAP, debt issuance costs must be deferred and amortized over the life of the debt following the effective interest rate method. On January 1, 2001, as described in Note 1 N, the Group changed its policy which now complies with U.S. GAAP. Recognition of amortization of debt issuance costs had a positive effect of €20.6 million in 2000.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Equity instruments

GVCs described in Note 26.1.2 were not recorded under French GAAP until payments were required. Under U.S. GAAP, changes in the market value of the GVCs subsequent to the initial recorded market value have been recorded in earnings since the GVCs represent speculative derivative instruments, resulting in an increase in earnings of € 26.1 million in 2000. The GVCs listing was suspended on December 29, 2000.

•	Currency instruments

Under French GAAP, realized gains and losses on options designated as hedges of forecasted investments are treated as adjustments of the cost of the related investments.

Under U.S. GAAP, hedge accounting is not permitted for forecasted investments. As a result, gains and losses on options designated as hedges of forecasted investments have been included in earnings for U.S. GAAP purposes.

For the year ended December 31, 2000, currency swaps related to investments in UWR as well as Aguas Andinas have been recorded in earnings for U.S. GAAP purposes with a positive effect of € 61.9 million.

26.2.6 Stock Based Compensation and Treasury Stock

•	Stock based compensation

Under French GAAP, no compensation cost is recognized for stock options and stock purchase plans. Gains and losses on sales of treasury shares to employees to settle stock option plans are recorded in income.

For U.S. GAAP purposes, the stock based compensation and employee stock purchase plans qualify as fixed plans.

Under U.S. GAAP, compensation cost is recorded based on the intrinsic value method under APB 25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant. The resulting increase in compensation expense, net of the reversal of gains or losses on sales of treasury shares used to settle stock option plans resulted in a decrease to net income of €41.1 million in 2002, €17.3 million in 2001 and €143.8 million in 2000, net of minority interests and reversal of treasury shares gains or losses on disposal.

Disclosures in accordance with APB 25, SFAS 123 and SFAS 148 are presented in Note 28.

•	Treasury stock

Treasury stock purchased to settle the Group’s plans is recorded as marketable securities under French GAAP and has been recorded as treasury shares under U.S. GAAP. This results in a decrease to shareholders’ equity of €10.2 million in 2002, €384.8 million in 2001, and €383.0 million in 2000. This figure is computed as being the treasury stock held by the Group, net of minority interests.

The Group cancelled almost all outstanding treasury shares in 2002 as described in Note 13.4.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26.2.7 Foreign Currency Transactions

As described in Note 1-B 1, under French GAAP, prior to January 1, 2001 monetary assets and liabilities denominated in a foreign currency were translated into Euros at year-end exchange rates and resulting exchange gains and losses were deferred. A reserve was recorded for unrealized exchange losses, except if related to transaction designated as a hedge.

Under U.S. GAAP, exchange gains or losses resulting from the adjustment of balances denominated in foreign currency shall be included in net income, except if related to a transaction designated as a hedge.

These differences resulted in adjustments decreasing net income by €(66.2) in 2000.

26.2.8 Marketable Securities

In accordance with French GAAP, the Group’s policy is to value marketable securities and other equity securities at the lower of cost or market value with any resulting unrealized losses recorded in the income statement. Unrealized gains are not recognized.

U.S. GAAP requires that investments in marketable securities be divided into three categories: trading (securities which are bought and sold as part of cash management activities), held to maturity (securities which the Group has a positive intent and ability to hold to maturity), and securities available for sale (all other securities).

Unrealized gains and losses related to available for sales securities are recorded as other comprehensive income.

Unrealized losses that are other than temporary are charged to income and any write-down is considered permanent.

Under U.S. GAAP, the Group recorded an adjustment (decreasing) increasing shareholders’ equity by €(15.7) million, €544.7 million, and €702.4 million in 2002, 2001, and 2000 respectively. The adjustment recorded under U.S. GAAP for other than temporary losses on available for sale securities decreased net income by €145.1 million in 2002.

Some securities held by the parent company and most securities held by SI Finance, an investment company, are classified as securities held for trading and recorded at fair value with unrealized gains and losses recognized in earnings. Trading securities and the portfolio of the investment company increased income by €933.0 million and €46.6 million in 2001 and 2000, respectively and reduced income by €(976.8) million in 2002 under U.S. GAAP. The resulting increases to shareholders’ equity are €76.1 million, €1,108.5 million and €175.5 million as of December 31 2002, 2001, and 2000, respectively.

Investment in debt securities with a stated interest rate of 4.5% that were redeemable in AXA shares and matured on January 1, 2001 were recorded at cost under French GAAP. Under U.S. GAAP, such securities were classified as “held to maturity” and interest income each year was adjusted for changes in the value of AXA shares using the “retrospective interest method” as described in EITF 96-12 “Recognition of Interest Income and Balance Sheet Classification of structured Notes”. Such adjustments resulted in an increase in net income of €154.8 million for the year ended 2000 . Upon conversion in 2001, a gain was recognized under French GAAP for the difference between the carrying value of the bonds and the market value of the AXA shares obtained

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

while under U.S. GAAP, the gain had been recognized as interest income in prior years. This difference, taking into account the reversal of the allowance recorded in 2001 resulted in a decrease to 2001 net income of €223.2 million. Upon conversion, the AXA shares were classified as available for sale under U.S. GAAP.

As allowed under paragraph 55 of SFAS 133, the Group elected to transfer certain securities classified as available for sale to the trading category as of January 1, 2001 resulting in an increase to net income of €47.2 million.

In addition, as a result of the Share Unification Program described in Notes 2.2 and 7 the Group ceased to account for its investment in Fortis B under the equity method on December 17, 2001 for both French and U.S. GAAP purposes. The shares of the Fortis Group (the unified shares) have been classified as trading and available for sale and the related impacts on net income and shareholders’ equity are included in the trading and available for sale adjustment amounts disclosed in this reconciling item.

Under French GAAP, a gain is recognized when a quoted company in which the Group holds an equity investment merges with another company for the difference between the quoted market price of the merged company and the carrying value of the historical investment. Under U.S. GAAP, such a gain is only recognized if the Group held shares in the acquired company prior to the transaction. The elimination of this gain resulted in a decrease to 2001 net income under U.S. GAAP of €124.2 million.

U.S. GAAP required disclosures are presented in Note 28.

26.2.9 Concession Contracts

Under French GAAP, assets provided by the grantor of a concession at the inception of the concession (for which the concessionaire has the obligation to make capital renewals and replacements) are capitalized and, since the grantor retains legal title to such assets, the Group recognizes a related liability which is recorded as “special concession liabilities” and is amortized in with the manner as the depreciation of the assets, without any income statement effect. In addition, the Group estimates the costs of the replacement of assets and accrues in advance such costs.

Under U.S. GAAP, assets provided by the grantor and related “special concession liabilities” are not recorded. In addition, accruals in advance to replace assets are reversed and capital improvements to concession facilities are capitalized when made and depreciated over their estimated useful life. When contractual obligations exist for renewals, the estimated book value of such renewals at the date of expiration of the concession is considered to be a cost of the concession, since the assets are retained by the grantor of the concession, and are amortized on a straight-line basis over the term of the concession agreement.

26.2.10 Equity Method Investments

The Group has accounted for several of its investments on the equity method, using the net income as determined under the investees’ local GAAP adjusted as necessary to be acceptable by the Commission des Opérations de Bourse for French GAAP purposes.

Under U.S. GAAP, the results of operations and financial position of these investees must be recast into U.S. GAAP prior to the Group’s recognition of its share in income of companies accounted for under equity method. The adjustments to present investees under U.S. GAAP relate primarily to accounting for business combinations, income taxes, marketable securities, pensions, general banking reserves, maintenance and other reserves, and fixed asset reevaluations. For U.S. GAAP purposes, the Group has restated equity method investments, specifically Fortis B, the mixed inter-municipal companies and Vinci. As a result of the Share

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unification Program described in Notes 2.2 and 7 the Group ceased to account for its investment in Fortis B under the equity method on December 17, 2001 for both French and U.S. GAAP purposes. The primary adjustments to present equity method investees under U.S. GAAP are as follows:

•	Business combination

Fortis writes off goodwill recorded on purchase acquisitions directly to equity. Under U.S. GAAP the excess of the purchase price over the historical cost of the assets acquired and liabilities assumed should first be allocated to those assets based on their fair values, which is Fortis’ policy as well since 1999, and subsequently to goodwill. Goodwill should be amortized over the life of the business acquired, which should not exceed 40 years.

•	Real estate

Fortis revalues real estate (land and buildings) to estimated market values. If the market value of the property is lower than the purchase price, the difference is recognized in the income statement. Any recovery in value up to the purchase price is also recognized in the income statement.

Under U.S. GAAP properties held for use are generally carried at historical cost less accumulated depreciation. The carrying value is adjusted if a decline in value is deemed other than temporary. Depreciation is provided over the estimated economic life of the property. Properties held for investment are generally carried at the lower of amortized cost or net realizable value, and are adjusted for declines in value deemed impaired. Depreciation is provided over the estimated economic life of the property.

•	Marketable Securities

In accordance with French GAAP, marketable securities are valued at the lower of cost or market value with any resulting unrealized losses recorded in the income statement.

Under U.S. GAAP, SFAS 115 (“Accounting for Certain Investments in Debt and Equity Securities”), requires that investments in marketable securities be divided into three categories: trading (securities which are bought and sold as part of cash management activities), held to maturity (securities which there is a positive intent and ability to hold maturity), and securities available for sale (all other securities). Most of the marketable securities and investments securities held by equity method investees are available for sale and, accordingly, unrealized gains and losses that are temporary are recorded as a separate component of shareholders’ equity in U.S. GAAP. Unrealized losses, which are other than temporary are charged to income and any write-down is considered permanent. Remaining securities are classified as trading and recorded at market value with changes in unrealized gains and losses included currently in earnings in U.S. GAAP.

•	Derivative financial instruments

Under French GAAP derivative financial instruments, which are used to manage and reduce the exposure to fluctuation in interest rate, foreign exchange and equity price risk are accounted for in the same period as the item being hedged.

Many derivative financial instruments used by some equity investees do not meet the criteria for hedge accounting under U.S. GAAP, accordingly an adjustment is recorded to earnings to account for these derivative financial instruments at fair value. Equity method investees adopted SFAS 133 as described in 26.2.4 as of January 1, 2001.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Reserves

In accordance with current regulations for European Union countries, certain banking equity method investees have set up reserves for general banking. Under U.S. GAAP, provisions can only be recorded for specific existing risks, the outcome of which are probable and for which the related costs are estimable. These general banking reserves do not meet those criteria.

Additionally certain equity method investees have accrued for other provisions, which do not qualify for accrual under U.S. GAAP.

26.2.11 Scope of Consolidation

•	Electrabel

The Group’s 45.32% owned subsidiary, Electrabel, is consolidated under French GAAP because the Group exercises effective control by casting the majority of the votes at the past three shareholders meeting. This indicator of effective control is not sufficient to allow consolidation under U.S. GAAP, so Electrabel is accounted for under the equity method under U.S. GAAP. As a result of this change in method, the profit component of certain inter-company transactions between Electrabel and the Group that have been completely eliminated using full consolidation under French GAAP are recognized in part under the equity method for U.S. GAAP. This adjustment also reduces U.S. GAAP net income in the years when the total income is recognized through an external sale in French GAAP for the portion of that income previously recognized under the equity method in U.S. GAAP.

The individual differences discussed in Note 26 describe the main adjustments to the French GAAP Consolidated Financial Statements that include Electrabel as a consolidated subsidiary. See Notes 27 and 28 for the impact of changes in scope of consolidation, which primarily relate to Electrabel and additional disclosures for Electrabel.

If Electrabel were accounted for under the equity method in the French GAAP financial statements, revenues would have been €33,458 million (€12,632 million less than under French GAAP) for the year ended December 31, 2002, €31,921 million (€10,438 million less than under French GAAP) for the year ended December 31, 2001 and €28,040 million (€6,577 million less than under French GAAP) for the year ended December 31, 2000. Operating income with Electrabel as an equity method investee would have been €2,534 million (€1,174 less than under French GAAP) for the year ended December 31, 2002, €2,925 million (€1,139 million less than under French GAAP) for the year ended December 31, 2001 and €2,618 million (€1,160 million less than under French GAAP) for the year ended December 31, 2000.

Pursuant contractual arrangements to fund a portion of its pension liability, Electrabel is obliged to pay premiums collected plus the Belgian statutory guaranteed rate of return (3.25% at December 31, 2002). The premiums are calculated to fund, over the years until retirement, a lump sum payment upon retirement based on compensation levels and Belgian mortality tables. Those obligations were included in other liabilities under U.S. GAAP in 2000.

•	Accounting for Joint Venture Investments and Use of Proportionate Consolidation Method

For U.S. GAAP purposes, investments in corporate joint venture and companies, which the Group accounts for using the proportionate consolidation method under French GAAP are accounted for under the equity method. Additionally, “income from partnerships” presented within operating income under French GAAP is presented as income from equity investees under U.S. GAAP for those partnerships that are accounted for using the equity method under U.S. GAAP.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These differences in accounting policy have no effect on net income or shareholders’ equity. However, these differences would impact net sales for €3,235.0 million, €3,322.6 million and €3,180.7 million for 2002, 2001 and 2000, respectively and operating income for €425.8 million, €458.0 million and €526.1 million for 2002, 2001 and 2000, respectively.

•	FirstMark

In 2001 and under French GAAP, the 19% investment in First Mark Communication France (FMCF) was accounted for at cost. Additional financing in the form of bonds was provided through two entities, in which the Group had no equity interest. Under French GAAP, those entities could not be consolidated and the bonds were reported as investments in debt securities.

Under U.S. GAAP, the Group consolidated the two entities that issued the bonds as in substance it controlled them; as a consequence, their 44.7% interest as well as the 19% interest of the Group in FMCF were also consolidated.

In 2002, Suez acquired 100% of the two entities and the remaining shares of FMCF. The Group then contributed all of its FMCF shares to LD Com, and now has a 16.55% interest in this company. LD Com is accounted for at cost both under French and U.S. GAAP.

Consolidation of FMCF under U.S. GAAP increased net sales of €1.3 million in 2001, decreased operating income of €57.3 million in 2001, and increased (decreased) net income of €15.3 million and €(15.3) million in 2002 and 2001 respectively.

26.2.12 Adjustments to Capital Gains

Under French GAAP the basis in securities held by Suez of consolidated subsidiaries and equity method investments (i.e., the basis in the investment) is determined by adding or deducting the accumulated earnings or losses, as determined under French GAAP, less any dividends. In the same calculation under U.S. GAAP, the accumulated earnings would be measured using U.S. GAAP and therefore the basis in securities could differ from the basis of the investment determined under French GAAP. Because the basis in the investment can be different under French and U.S. GAAP, any capital gains realized when a portion of the investment is sold could likewise differ. The adjustment to capital gains represents the elimination of those U.S. GAAP adjustments, described by type throughout Note 26, when the securities are sold.

The most significant sales were TPS in 2002, Fortis B and Vinci in 2001, Sofinco, Fortis B and Groupe GTM in 2000.

Additionally, as discussed in Note 2.2, in September 2000, the Group exchanged its interest in the consolidated subsidiary Groupe GTM for an equity method investment in Vinci. Under French GAAP, the purchase price of Vinci and therefore the sales price of Groupe GTM was calculated as the average market price of Vinci shares for the period of the exchange offer (i.e., from August 1, 2000 to September 18, 2000). Under U.S. GAAP, the Vinci purchase price and the Groupe GTM sales price was determined using the average Vinci share price for a reasonable period surrounding the date the transaction was announced. This resulted in a reduction to the gain under U.S. GAAP of €67 million in 2000.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As explained in Note 5.1 under French GAAP, the Group recorded a gain of €310.3 million when Suez’s interest in Suez Lyonnaise Telecom decreased from 100% to 50.1% through the issuance of shares to France Telecom in exchange for the contribution of its cable networks.

Since all the conditions expressed in SAB 51 and 84 were not met, the Group concluded that such gain could not be recorded and reported such amounts as an equity transaction.

As explained in Note 2.3, the Group recorded under French GAAP a net capital gain of €166.9 million group share, when 30% of ESO was sold to PUBLIT on May 31, 2002. Under U.S. GAAP, the existence of a resale option granted to the purchaser, despite the low probability that it would be exercised, precluded recognition of the sale.

26.2.13 Sale and leaseback arrangements

In 2002, the Group entered into five sale-leaseback arrangements of buildings and leaseholds with a combined net book value of € 225.0 million with various financial institutions. The combined sales price was € 491.0 million.

Under French GAAP, the Group recognized the gains associated with these transactions. Under U.S. GAAP, the gain cannot be recognized on these transactions and is being amortized over the terms of the respective lease agreements, which range from 9 to 25 years.

26.2.14 Other Items

Other differences between accounting principles followed by the Group and U.S. GAAP primarily relate to start-up costs and capitalized interest, and revenue recognition prior to 2002. The most significant item relates to application of the percentage of completion method for long term contracts, which decreased U.S. GAAP income by €21.6 million and €78.7 million in 2001 and 2000, respectively. Under French GAAP a change in estimate was recorded in 2000 while under U.S. GAAP this estimate had been recorded prior to 1999. The other differences are not individually significant.

26.2.15 Other Reclassifications to Operating Income

In addition to the adjustments between French and U.S. GAAP and the scope of consolidation reclassifications described in this footnote, the following classification differences between French and U.S. GAAP must be considered to calculate U.S. GAAP operating income.

Exceptional income

All transactions classified as Exceptional income under French GAAP (as disclosed in Note 5) are classified as operating income under U.S. GAAP except the following items, which are classified as non-operating:

•	Gains (losses) on sales of marketable securities of €(550) million, €762.0 million and €218.4 million in 2002, 2001 and 2000 respectively.

•	Gains on sales of shares of equity method investees of €180.6 million, €504.0 million and €153.2 million in 2002, 2001 and 2000 respectively.

•	Exceptional foreign currency exchange losses related primarily to debt held in emerging countries of €448.6 million in 2002 and €335.8 million in 2001.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill amortization

Goodwill amortization that is not a component of operating income under French GAAP has been reclassified as operating income under U.S. GAAP for €422.7 million in 2001 and €368.3 million in 2000.

26.2.16 Reclassification of Bonds and Related Discounts

As described in Note 1 N, under French GAAP, bonds issued with discounts are recorded at their face value. The related unamortized discounts are recorded as prepaid expenses. Under U.S. GAAP, the unamortized portion of a debt discount is reflected as an adjustment of the related debt.

As a result, the amount of prepaid expenses related to unamortized bond discounts has been reclassified as an adjustment of the related debt, decreasing the carrying value of the bonds by € 91.5 million in 2002, €110.1 million in 2001 and €118.2 million in 2000.

NOTE 27—Reconciliation of French GAAP to U.S. GAAP and presentation of condensed financial statements

27.1	Reconciliation of Net Income/(Loss), net of minority interest

		For the years ended December 31,
		2002	2001	2000
		(In millions of €)
Net Income/(Loss) as Reported in the Consolidated Statements of Income		(862.5)	2,086.7	1,919.4

Reference indicates section of Note 26 where adjustment is discussed.
1.1	Merger Between Lyonnaise des Eaux and Compagnie de Suez	(49.0)	(192.1)	(72.7)
1.2	SGB Minority Interest Acquisition—1998	(262.4)	(195.2)	(140.7)
1.3	Tractebel Minority Interest Acquisition—1999	(508.1)	(306.6)	(264.3)
1.4	Other Business Combinations	89.0	(126.6)	(22.4)
2.1	Income Taxes	(36.9)	(41.1)	(102.0)
2.2	Pension Obligations	(8.1)	(39.2)	(61.4)
2.3	Reserves	(191.0)	(630.7)	(455.4)
2.4	Derivative Financial Instruments	69.5	83.4	—
2.5	Financial Instruments	—	—	92.8
2.6	Stock Based Compensation and Treasury Stock	(41.1)	(17.3)	(143.8)
2.7	Foreign Currency Transactions	—	—	(66.2)
2.8	Marketable Securities	(1,121.9)	585.6	201.4
2.9	Concession Contracts	16.6	(47.6)	50.0
2.10	Equity Method Investments	(77.3)	(191.2)	(221.9)
2.11	Scope of Consolidation	(24.7)	109.3	—
2.12	Adjustment to Capital Gains	(144.6)	(226.2)	(97.5)
2.13	Sale and leaseback arrangements	(188.3)	—	—
2.14	Other Items	(24.7)	(67.3)	(89.0)

Total U.S. GAAP Adjustments Before Tax Effect		(2,503.0)	(1,302.8)	(1,393.1)

Tax effect of The Above Adjustments		196.8	244.2	214.3

U.S. GAAP income/(loss) before cumulative effect of adopting SFAS 133 (net of tax)		(3,168.7)	1,028.1	740.6

Cumulative effect of adopting SFAS 133 (net of tax)		—	(131.8)	—

U.S. GAAP net income/(loss)		(3,168.7)	896.3	740.6

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized U.S. GAAP Consolidated Income Statement Data

	For the years ended December 31,
	2002	2001	2000
	(In millions of €)
Revenues	30,246.3	28,610.7	24,775.0
Operating Income/(Loss)	225.6	1,007.7	1,126.4
Share in income/(loss) of companies accounted for under the equity method	301.7	331.1	793.7
Minority interests share in income	(103.9)	52.8	260.5
Income/(Loss) before cumulative effect of adopting SFAS 133 (net of tax)	(3,168.7)	1,028.1	740.6

Cumulative effect of adopting SFAS 133 (net of tax)	—	(131.8)	—

Net Income/(Loss)	(3,168.7)	896.3	740.6

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.2 U.S. GAAP Earnings per Share

In accordance with SFAS 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include stock options, warrants, and convertible securities issued by the company on its own stock.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with U.S. GAAP are as follows:

	2002(1)	2001	2000
	(In millions of €, except share and per share amounts)
Numerator:
U.S. GAAP income/(loss) before cumulative effect of adopting SFAS 133 (net of tax)	(3,168.7)	1,028.1	740.6

Cumulative effect of adopting SFAS 133 (net of tax)	—	(131.8)	—
U.S. GAAP net income/(loss)—Numerator for basic	(3,168.7)	896.3	740.6

Effect of dilutive securities:
Convertible bonds	—	7.3	9.9

Numerator for diluted earnings per share-income/(loss) available to common stockholders after considering conversions	(3,168.7)	903.6	750.5

Denominator (share amounts):
Denominator for basic earnings per share-weighted average shares	991,270,887	985,089,012	956,687,090

Effect of dilutive securities
Stock options	—	5,060,525	5,571,414
Stock warrants	—	57,425	758,363
Convertible bonds	—	15,377,089	25,206,684
Dilutive potential common shares	—	20,495,039	31,536,461

Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions	991,270,887	1,005,584,051	988,223,551

Earnings per share:
Basic
From income/(loss) before cumulative effect of adopting SFAS 133 (net of tax)	(3.20)	1.04	0.77
From cumulative effect of adopting SFAS 133 (net of tax)	—	(0.13)	—

From net income/(loss)	(3.20)	0.91	0.77

Diluted
From income/(loss) before cumulative effect of adopting SFAS 133 (net of tax)	(3.20)	1.03	0.76
From cumulative effect of adopting SFAS 133 (net of tax)	—	(0.13)	—

From net income/(loss)	(3.20)	0.90	0.76

(1)	In 2002, the effect of the 18.2 million potentially dilutive securities is not included because they are antidilutive.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.3 Shareholders’ Equity net of minority interest

		As of December 31,
		2002	2001	2000
		(In millions of €)
Shareholders’ Equity as Reported in The Consolidated Balance Sheets		10,577.5	14,397.2	13,134.1

Reference refers to section of Note 26 where the reconciling item is discussed.
1.1	Merger Between Lyonnaise des Eaux and Companie de Suez	2,629.9	2,888.4	3,177.3
1.2	SGB Minority Interest Acquisition—1998	909.2	1,575.1	1,750.1
1.3	Tractebel Minority Interest Acquisition—1999	3,871.2	4,552.4	4,843.8
1.4	Other Business Combinations	1,246.2	960.4	944.1
2.1	Income Taxes	(624.9)	(516.9)	(446.6)
2.2	Pension Obligations	(51.9)	136.2	177.6
2.3	Reserves	930.4	901.0	1,485.2
2.4	Derivative Financial Instruments	(237.5)	209.4	—
2.5	Financial Instruments	—	—	122.6
2.6	Stock Based Compensation and Treasury Stock	(10.2)	(384.8)	(383.0)
2.7	Foreign Currency Transactions	—	—	(38.6)
2.8	Marketable Securities	60.4	1,653.2	1,267.0
2.9	Concession Contracts	319.6	304.5	354.9
2.10	Equity Method Investments	(17.8)	42.9	326.6
2.11	Scope of Consolidation	93.6	109.3	—
2.12	Adjustment to Capital Gains	(163.4)	—	—
2.13	Sale and leaseback arrangements	(178.5)	—	—
2.14	Other Items	(134.2)	(110.8)	(19.8)

Total U.S. GAAP Adjustments Before Tax Effect		8,642.1	12,320.1	13,561.2

Tax effect of The Above Adjustments		(822.6)	(1,369.2)	(1,583.4)

U.S. GAAP shareholders’ Equity before cumulative effect of adopting SFAS 133		18,397.0	25,348.1	25,111.9

Cumulative effect of adopting SFAS 133 (net of tax)		—	(248.1)	—

U.S. GAAP shareholders’ Equity		18,397.0	25,100.0	25,111.9

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.4 Summarized Balance Sheets

Summarized U.S. GAAP Consolidated Balance Sheets

	As of December 31, 2002
	French GAAP	Effect for Scope of consolidation(a)	Effect of U.S. GAAP Adjustments(b)	U.S. GAAP
	(In millions of €)
Intangible assets, net	3,903.0	(849.0)	298.1	3,352.1
Goodwill, net	8,710.9	(1,795.3)	3,724.0	10,639.6
Tangible assets, net	33,275.8	(8,655.4)	(4,241.3)	20,379.1
Financial assets	11,099.8	4,290.7	3,690.4	19,080.9
Inventories and work in progress	2,652.6	(688.9)	(10.6)	1,953.1
Accounts receivable	13,669.8	(3,718.9)	(337.7)	9,613.2
Marketable securities	2,575.7	(375.2)	4.6	2,205.1
Cash and cash equivalents	5,963.2	(2,142.2)	(15.9)	3,805.1
Prepaid expenses	2,300.5	(902.5)	298.8	1,696.8

Total assets	84,151.3	(14,836.7)	3,410.4	72,725.0

Shareholders’ equity	10,577.5	93.6	7,725.8	18,397.0
Minority interests	5,190.7	(4,270.3)	15.7	936.1
Special concession accounts	4,849.2	(253.2)	(4,472.0)	124.0
Other reserves for contingencies and losses	10,208.1	(5,633.6)	(1,384.6)	3,189.9
Borrowings and long-term debt	34,544.5	(137.9)	29.0	34,435.6
Accounts payables	14,745.7	(3,780.4)	(460.9)	10,504.4
Deferred income	4,035.5	(854.9)	1,957.4	5,138.0

Total liabilities and shareholders’ equity	84,151.3	(14,836.7)	3,410.4	72,725.0

(a)	To present effect of changes in scope of consolidation (mainly Electrabel, see Note 26.2.11).
(b)	To present adjustments between French and U.S. GAAP.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized U.S. GAAP Consolidated Balance Sheets

	As of December 31, 2001
	French GAAP	Effect for Scope of consolidation(a)	Effect of U.S. GAAP Adjustments(b)	U.S. GAAP
	(In millions of €)
Intangible assets, net	4,234.9	(948.3)	670.3	3,956.9
Goodwill, net	10,319.3	(1,957.2)	3,983.3	12,345.4
Tangible assets, net	37,991.6	(11,082.9)	(4,013.7)	22,895.0
Financial assets	11,163.3	3,087.9	6,014.2	20,265.4
Inventories and work in progress	4,203.3	(726.6)	(8.2)	3,468.5
Accounts receivable	13,590.0	(3,335.7)	(116.4)	10,137.9
Marketable securities	1,122.6	(314.2)	(349.2)	459.2
Cash and cash equivalents	4,628.6	(443.7)	(56.8)	4,128.1
Prepaid expenses	2,227.8	(744.8)	256.1	1,739.1

Total assets	89,481.4	(16,465.5)	6,379.6	79,395.5

Shareholders’ equity	14,397.2	109.3	10,593.5	25,100.0
Minority interests	6,447.0	(4,651.8)	(41.2)	1,754.0
Special concession accounts	4,668.6	(208.4)	(4,329.6)	130.6
Other reserves for contingencies and losses	9,437.1	(5,347.3)	(1,385.5)	2,704.3
Borrowings and long-term debt	33,760.6	(1,911.4)	(132.7)	31,716.5
Accounts payables	16,269.4	(3,559.9)	(111.4)	12,598.1
Deferred income	4,501.5	(896.0)	1,786.5	5,392.0

Total liabilities and shareholders’ equity	89,481.4	(16,465.5)	6,379.6	79,395.5

(a)	To present effect of changes in scope of consolidation (mainly Electrabel, see Note 26.2.11).
(b)	To present adjustments between French and U.S. GAAP.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized U.S. GAAP Consolidated Balance Sheets

	As of December 31, 2000
	French GAAP	Effect for Scope of consolidation(a)	Effect of U.S. GAAP Adjustments(b)	U.S. GAAP
	(In millions of €)
Intangible assets, net	3,887.0	(536.7)	673.1	4,023.4
Goodwill, net	9,763.6	(2,339.1)	4,007.3	11,431.8
Tangible assets, net	37,002.6	(10,568.0)	(4,061.3)	22,373.3
Financial assets	11,105.3	2,778.1	6,405.8	20,289.2
Inventories and work in progress	2,766.1	(702.8)	(6.5)	2,056.8
Accounts receivable	12,266.0	(2,364.7)	250.6	10,151.9
Marketable securities	1,348.3	(179.0)	(384.5)	784.8
Cash and cash equivalents	4,488.6	(838.1)	(57.0)	3,593.5
Prepaid expenses	2,870.1	(633.5)	251.0	2,487.6

Total assets	85,497.6	(15,383.8)	7,078.5	77,192.3

Shareholders’ equity	13,134.1	—	11,977.8	25,111.9
Minority interests	7,089.3	(4,669.5)	(124.5)	2,295.3
Temporary equity	—	—	—	—
Special concession accounts	4,602.7	(206.5)	(4,220.7)	175.5
Other reserves for contingencies and losses	9,917.7	(4,749.9)	(2,335.5)	2,832.3
Borrowings and long-term debt	32,191.9	(2,167.1)	84.0	30,108.8
Accounts payables	13,706.5	(2,658.6)	(135.5)	10,912.4
Deferred income	4,855.4	(932.2)	1,832.9	5,756.1

Total liabilities and shareholders’ equity	85,497.6	(15,383.8)	7,078.5	77,192.3

(a)	To present effect of changes in scope of consolidation (mainly Electrabel, see Note 26.2.11).
(b)	To present adjustments between French and U.S. GAAP.

NOTE 28—Additional U.S. GAAP disclosure information

28.1 Marketable Securities (SFAS 115)

The Group holds various corporate securities, which are classified on the balance sheets as of December 31, 2002, 2001 and 2000 as marketable securities. These investments are carried at the lower of cost or fair market value. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value.

Fair value is determined based on quoted market prices or, when quoted market prices are not available, management reviews comparable transactions and the price to earnings ratio of comparable businesses to determine the amount expected to be received in a current sale.

The Group has classified its investments as trading, available-for-sale and held-to-maturity securities. Adjustments to recognize differences in accounting for marketable securities under French GAAP and U.S. GAAP are discussed in Note 26. The following information presents additional disclosure information on a French GAAP basis.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Available-for-Sale Securities

As of December 31, 2002, 2001 and 2000, the Group’s amortized cost, gross unrealized gains, gross unrealized losses and fair value of the available-for-sale investment securities by major security type are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In millions of €)
2002
Equity Securities	2,497.0	149.6	(31.6)	2,615.0
Debt Securities	50.2	—	—	50.2

Total	2,547.2	149.6	(31.6)	2,665.2

2001
Equity Securities	3,055.3	1,326.0	(22.1)	4,359.2
Debt Securities	95.8	19.7	—	115.5

Total	3,151.1	1,345.7	(22.1)	4,474.7

2000
Equity Securities	2,694.0	1,294.6	(98.7)	3,889.9
Debt Securities	272.1	14.2	—	286.3

Total	2,966.1	1,308.8	(98.7)	4,176.2

The change in the net unrealized gains on available for sale securities amounts to respectively €(1,205.6) million, €113.5 million, €21.0 million in 2002, 2001 and 2000.

Gross realized gains and losses on marketable securities classified as available-for-sale are included in other net exceptional income as total revenue from marketable securities in the Group’s consolidated statement of operations. Realized gains and losses for securities held by the Group’s companies are determined using the first in, first out or the average cost method. Gross realized gains and losses for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Proceeds	Book Value	Gross Realized Gains	Gross Realized Losses
	(In millions of €)
2002	2,562.9	1,980.2	628.5	45.8
2001	1,787.3	1,250.9	536.4	—
2000	1,376.5	1,138.0	238.5	—

As of December 31, 2002, contractual maturities of available-for-sale debt-securities by major security type are as follows:

	Less Than One Year	One To Five Years	Five To Ten Years	After Ten Years	Total
	(In millions of €)
Securities issued by Governments other than the U.S	5.0	44.0	—	—	49.0
Other debt securities	1.2	—	—	—	1.2

Total	6.2	44.0	—	—	50.2

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Held-to-Maturity Securities

The Group’s securities classified as held-to-maturity are primarily held by the Group’s financial sector companies. Held-to-maturity securities, which are securities that the Group has the ability and the intent to hold until maturity, are recorded at amortized cost and adjusted for amortization or accretion of premiums or discounts.

As of December 31, 2002, the Group’s amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities classified as held-to-maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In millions of €)
Debt securities issued by other governments	81.3	—	—	81.3

Total	81.3	—	—	81.3

As of December 31, 2001, the Group’s amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities classified as held-to-maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In millions of €)
Debt securities issued by other governments	58.0	—	—	58.0
Corporate debt securities	195.2	—	(0.2)	195.0
Other debt securities	47.2	0.1	—	47.3

Total	300.4	0.1	(0.2)	300.3

As of December 31, 2000, the Group’s amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities classified as held-to-maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In millions of €)
Corporate debt securities	177.2	389.2	—	566.4
Other debt securities	89.4	—	—	89.4

Total	266.6	389.2	—	655.8

As of December 31, 2002, the contractual maturities for held to maturity securities by major security type are as follows:

	Less Than One Year	One To Five Years	Five To Ten Years	After Ten Years	Total
	(In millions of €)
Debt securities issued by other governments	62.0	19.3	—	—	81.3

Total	62.0	19.3	—	—	81.3

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Trading Securities

The parent company held securities classified as trading. The fair value of these securities totaled €1,503.9 million, €3,032.3 million and €161.5 million as of December 31, 2002, 2001 and 2000, respectively. The change in net unrealized gains and losses on these securities totaled €(1,003.2) million, €(981.4) million and €(11.7) million for the years ended December 31, 2002, 2001 and 2000, respectively.

•	Investment Company

The fair value of the investments held by the investment company totaled €275.9 million, €452.3 million and €486.1 million as of December 31, 2002, 2001 and 2000, respectively. The change in net unrealized gains and losses on investments held by the consolidated investment company totaled €(88.7) million, €(0.7) million and €58.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

28.2 Equity Method Investee Disclosures—Electrabel

The Group received dividends from Electrabel amounting to €334.4 million, €306 million and €284.4 million in 2002, 2001 and 2000, respectively.

The excess of the carrying value of the investment over the underlying equity in the net assets of Electrabel at the date of acquisition amounted to €2,964.6 million, €3,090.1 million and €3,169.8 million as of December 31, 2002, 2001 and 2000, respectively. The difference is amortized over the useful lives of the underlying assets, excluding goodwill, over an average of 14 years.

The Group owned 24,791,164, 23,594,400 and 22,312,700 shares of Electrabel as of December 31, 2002, 2001 and 2000, respectively. The market value of the investment was €5,739.2 million, as of December 31, 2002.

•	Electrabel Consolidated Financial Data

The information provided below is in Belgian GAAP, as published by Electrabel. The principal adjustments required to conform these financial statements with French GAAP are the elimination of revaluation reserves related to fixed assets of the mixed inter-municipal companies, and the reclassification of Electrabel’s share in the result from the mixed inter municipal companies to operating income.

	As of December 31,
	2002	2001	2000
Consolidated Balance Sheets—Assets	(In millions of €)

Formation expenses & other intangible assets	35	58	23
Goodwill	1,295	1,642	1,533
Tangible assets	4,277	6,412	6,174
Financial assets	6,672	4,874	5,267

Total fixed assets	12,279	12,986	12,997

Other receivables after more than one year	454	621	637
Stock	547	587	592
Trade and other amounts receivable due within one year	2,759	2,139	1,781
Short term investments	3,643	1,438	593
Cash and cash equivalents	170	229	239
Prepayments and accrued income	297	178	132

Total other assets	7,870	5,192	3,975

Total assets	20,149	18,178	16,973

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31,
	2002	2001	2000
Consolidated balance sheets—liabilities and shareholders’ equity	(In millions of €)

Issued share capital	2,066	2,063	2,061
Share premiums	902	891	889
Reserves	2,142	1,811	1,702
Shareholders’ equity	5,110	4,765	4,652
Minority interests	1,954	2,066	1,965

Total shareholders’ equity	7,064	6,831	6,617

Provisions for liabilities and charges	5,053	4,883	4,433

Amounts payable after more than one year
Financial debts	2,123	2,237	2,349
Other amounts payable	358	368	350
Amounts payable within one year
Financial debts	138	80	378
Current portion of amounts payable after one year	444	304	126
Trade payables	1,822	1,470	883
Taxes, payroll and social security	341	324	273
Other amounts payable	1,107	1,067	951
Accruals and deferred income	1,699	614	613

Total liabilities	13,085	11,347	10,355

Total shareholders’ equity and liabilities	20,149	18,178	16,973

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the years ended December 31,
	2002	2001	2000
Consolidated income statements	(In millions of €)
Revenues	14,853	12,580	8,409
Other operating revenues	237	136	105

Total revenues	15,090	12,716	8,514

Operating charges
Purchases and changes in inventory	9,935	7,880	3,880
Services and other goods	2,004	1,581	1,449
Payroll, social security costs and pensions	1,557	1,514	1,471
Net depreciation allowances and other provisions	717	804	763
Provisions for liabilities and charges	172	256	213
Other operating charges	123	106	100

Total operating charges	14,508	12,141	7,877

Operating income	582	576	637

Share in the result of inter-municipal companies	447	434	437
Other financial income	403	323	349
Financial charges	(299)	(254)	(251)
Total financial income	551	503	535

Share in pre-tax operating income of companies accounted for under the equity method	74	22	22
Exceptional income	365	—	54
Tax on profit	(291)	(190)	(244)

Consolidated income for the year	1,281	910	1,004
Minority interests in income for the year	181	112	102
Net income	1,100	798	902

	For the years ended December 31,
	2002	2001	2000
	(In millions of €)
Cash flow statements

Cash flows from operations	871	1,499	884
Cash used in investing activities	499	(270)	(2,412)
Cash from (used in) financing activities	(6)	(217)	288
Changes in scope and translation adjustments	724	119	92

Total cash flows for the year	2,088	1,131	(1,148)

Less change in short-term investments and cash	(2,146)	(834)	1,142
Change in short-term financial debts	(58)	297	(6)

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.3 Pension plans and other than pension benefits plans

In accordance with the laws and practices of each country, the Suez group participates in employee benefits pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

For defined contribution plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method. Accruals and prepaid expenses are recorded in accordance with the prevailing accounting practice in each country. In some cases, adjustments to comply with Company’s rules have been made.

Special termination benefits are recorded on an accrual basis at the time the offer is accepted by the employees or their representatives.

•	The net accruals accounted for as December 31, 2002, 2001 and 2000 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits			Other Benefits
	2002	2001	2000	2002	2001	2000
	(In millions of €)
Net amount accrued for under U.S. GAAP	(689.0)	(613.3)	(614.6)	(361.0)	(466.4)	(374.0)
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	(150.8)	(121.6)	(169.8)	(44.4)	(61.8)	(33.9)
Minimum liability adjustments (MLA)	271.9	95.6	138.8	—	—	—
Change in scope of consolidation	(691.0)	(903.6)	(903.5)	(285.5)	(312.7)	(311.5)
Reclassification	36.5	30.4	70.0	—	—	—
Net amount accrued for in consolidated financial statements	(1,222.4)	(1,512.5)	(1,479.1)	(690.8)	(840.9)	(719.4)
Accrued	(1,518.3)	(1,711.5)	(1,643.5)	(724.6)	(840.9)	(719.9)
Prepaid	295.9	199.0	164.4	33.8		0.5

•	Amounts recognized in the statement of financial position:

	Pension Benefits			Other Benefits
	2002	2001	2000	2002	2001	2000
	(In millions of €)
Accrued benefit liability (including mla)	(983.8)	(883.7)	(866.2)	(394.8)	(466.4)	(374.4)

Prepaid benefit cost	294.8	270.4	251.6	33.8	—	0.4
Net amount accrued for under U.S. GAAP	(689.0)	(613.3)	(614.6)	(361.0)	(466.4)	(374.0)

Intangible assets	64.0	60.9	109.5	N/A	N/A	N/A
Accumulated other comprehensive income	207.9	34.7	29.2	N/A	N/A	N/A

Net amount recognized	(417.1)	(517.7)	(475.4)	(361.0)	(466.4)	(374.0)

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets were as follows:

	2002	2001	2000
Projected Benefit Obligation	(2,713.3)	(1,566.5)	(1,057.9)
Accumulated Benefit Obligation	(2,121.0)	(1,407.7)	(1,008.0)

Fair Value of Plan Assets with ABO In excess of Plan Assets	1,485.9	632.6	405.3

28.4 Income taxes (SFAS 109)

The net deferred tax liabilities under U.S. GAAP are as follows:

	As of December 31,
	2002	2001	2000
	(In millions of €)
Deferred Tax Assets
Net operating losses and tax credit carryforwards	1,158.4	743.8	916.6
Accrued liabilities	678.8	663.9	709.5
Depreciation of property, plant and equipment	148.3	230.9	190.0
Employee benefit commitments	409.0	384.6	298.6
Other	1,046.4	773.2	549.1

Total deferred tax assets	3,440.9	2,796.4	2,663.8

Less valuation allowance	(1,139.0)	(741.9)	(596.5)
Total net deferred tax assets under U.S. GAAP	2,301.9	2,054.5	2,067.3

Deferred Tax Liabilities
Intangible assets	(1,094.9)	(1,252.0)	(1,054.5)
Difference between tax and accounting values of fixed assets	(1,618.2)	(1,821.7)	(1,764.1)
Accrued liabilities	(414.1)	(491.0)	(441.6)
Tax-free reserves	(126.8)	(73.3)	(74.7)
Other	(1,179.0)	(860.7)	(1,443.6)
Total deferred tax liabilities under U.S. GAAP	(4,433.0)	(4,498.7)	(4,778.5)

Net deferred tax liabilities under U.S. GAAP	(2,131,1)	(2,444.2)	(2,711.2)

Deferred income taxes under U.S. GAAP are summarized as follows:

	As of December 31,
	2002	2001	2000
	(In millions of €)
Current deferred tax assets	121.2	131.3	48.6
Non-current deferred tax assets	519.0	519.8	741.8
Current deferred tax liabilities	(10.8)	(67.3)	(63.1)
Non-current deferred tax liabilities	(2,760.5)	(3,028.0)	(3,438.5)

Net deferred tax liability	(2,131.1)	(2,444.2)	(2,711.2)

The unrecognized deferred tax on undistributed earnings of certain French subsidiaries generated during or before December 31, 1992, which, under existing tax law, will not be subject to French income tax until distributed are not significant as of December 31, 2002, 2001 and 2000. Because those earnings have been or are intended to be indefinitely reinvested, no provision has been made for any taxes that may be applicable. It is not practicable to estimate the amount of unrecognized deferred income taxes on undistributed earnings of foreign subsidiaries.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.5 Restructuring

•	Voluntary Termination Plans

As of December 31, 2002, the Group had €39.4 million accrued for benefits to be paid as part of different voluntary termination benefit plans. This accrual relates to approximately 600 employees, primarily in Puerto Rico and France.

As of December 31, 2001, the Group had €50.5 million accrued for benefits to be paid as part of different voluntary termination benefit plans. This accrual relates to approximately 400 employees, primarily in France.

As of December 31, 2000, the Group had €85.2 million accrued for benefits to be paid as part of different voluntary termination benefit plans. This accrual relates to approximately 990 employees, primarily in France, Argentina and Brazil.

•	Other Restructuring Plans

As of December 31, 2002, the Group had €39.9 million accrued for other restructuring plans through the Group. These other plans do not exceed individually €4 million.

•	Degrémont plan

In November 1999, Degrémont adopted a plan to reduce employee costs through out the company. As a result, 145 employees were terminated across all sections of the company. The accrual of €14.2 million as of December 31, 1999 for payment to these employees has been wholly utilized in the year ended December 31, 2000.

•	Nalco plan

In connection with the 1999 acquisitions of Calgon Corporation and Nalco Chemical, Suez committed to a plan to close five Calgon facilities and six Nalco facilities, sever approximately 290 Calgon employees and 50 Nalco employees and terminate certain relationships with distributors and suppliers. The estimated total cost for these actions was €46.2 million and was recorded as part of purchase accounting. The majority of the restructuring activities were completed in the year ended December 31, 2000. As of December 31, 2001, €1.9 million remained in the reserve. This accrual has been wholly utilized in the year ended December 31, 2002.

The total costs for these actions include the following:

Severance and relocation	35.6
Distributor and supplier costs	4.1
Other	6.5

Total	46.2

The distributor and supplier termination costs represent the contractual obligations of the Group to exit certain distributor agreements that will no longer be used to the integration of the companies. Management reviewed the existing contracts to determine the cost of termination the contracts.

Additionally, the Group determined that there would be redundant product offerings following the integration of the organizations. As a result, management performed an analysis of the redundant products and calculated the loss to be realized due to the elimination of these products. The Group estimated a value for the sale of these products and provided for the difference between the carrying value and the sale value less costs to sell.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in reserves for restructuring in 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(In millions of €)
Restructuring reserves as of January 1,	77.2	105.7	168.7

Company acquired in the year	—	15.9	11.1
Additions	66.4	26.1	39.8
Utilizations	(52.2)	(45.0)	(97.3)
Reversal	(3.8)	(1.0)	(7.4)
Other	(8.3)	(24.5)	(9.2)

Restructuring reserves as of December 31,	79.3	77.2	105.7

28.6 Stock based compensation and employee stock plans

The stock incentive plans of the Group and its subsidiaries provide for the granting of stock options to officers and key employees and stock based compensation for all employees through stock purchase plans.

Under French GAAP, no compensation expense is recognized for the difference between the exercise price and market price at the date of grant for stock option plans, or for the discount on the shares issued under the stock purchase plans. The exercise price is recorded as an increase in paid in capital upon issuance of shares under stock option or stock purchase plans.

The following is a description of the stock option and stock purchase plans for the Group and certain of its subsidiaries:

At the annual general meeting of shareholders on May 4, 2001, the shareholders authorized a split of Group shares whereby one share of common stock would convert to five shares of common stock effective May 15, 2001. Accordingly, all share amounts and related figures in this disclosure have been restated to take into account the stock split.

The 2002 issued plans are as followed :

	Group	Date of 2002 Grant	Comments
(a)	Suez	November 2002	Stock option plan
(b)	Suez	July 2002	Stock purchase plan

(a)	The company approved the granting of 8,991,847 stock options, for key employees with an exercise price of €17.67 (the stock price at grant date was €17.95). The vesting period is 4 years and options are thereafter exercisable over a period of 6 years.
(b)	This stock purchase plan is a leverage stock purchase plan named “Spring”. A total of 12,487,034 shares have been issued under this plan

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information relating to stock options granted/exercised/cancelled during 2002, 2001, and 2000 is summarized as follows:

Stock option plans (Prices in €)

	Suez		Elyo		Degrémont
	Options	Wtd. Avg Exercise Price	Options	Wtd. Avg Exercise Price	Options	Wtd. Avg Exercise Price
Balance, December 31, 2000	28,958,760	28.84	51,550	25.9	36,550	67.6

Granted	13,795,800	34.81	—	—	—	—
Exercised	(1,182,397)	14.28	(26,050)	25.9	—	—
Canceled	(358,350)	29.89	—	—	(36,550)	67.6

Balance, December 31, 2001	41,213,813	31.25	25,500	25.9	—	—

Granted	8,991,847	17.67
Exercised	(362,032)	14.69	—	—	—	—
Canceled	(395,950)	31.56	(24,200)	—	—	—

Balance, December 31, 2002	49,447,678	28.90	(1,300)	25.9	—	—

Groupe GTM merged with Vinci in July 2000 and was divested by Suez in July 2000. Degremont and Elyo are subsidiaries of Suez, formerly listed and having granted, while listed, stock option to their employees. Since the minority interests buy out by Suez in 1997 the employees of Degremont and Elyo are no longer granted stock option of the subsidiaries but are eligible under certain conditions to Suez stock option plans.

The following table summarizes information for options outstanding and exercisable as of December 31, 2002:

		Options Outstanding		Options Exercisable
Plan date	Exercise Price	Number	Remaining life	Number
Suez
06/14/1995	15.03	436,250	0.5	436,250
07/24/1996	13.9	712,560	1.6	712,560
10/15/1996	9.79	222,971	1.8	222,971
11/16/1997	17.5	4,734,000	2.9	4,734,000
11/19/1998	29.8	4,745,250	3.9	—
06/30/1999	32.4	240,500	4.5	—
11/15/1999	30.2	4,944,000	4.9	—
01/31/2000	30.1	868,750	5.1	—
11/28/2000	36.4	6,368,750	7.9	—
12/21/2000	37.8	2,901,500	8.0	—
11/28/2001	34.5	12,852,500	8.9	—
11/20/2002	17.67	8,991,847	9.9	—

Ex-Sita
06/09/1998	25.21	588,800	0.4	588,800
05/26/1999	24.86	840,000	1.4	—

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Compensation costs for each plan for each year are as follows:

•	Stock option plans ended December 31, 2002, 2001, and 2000

	Date of grant	Compensation cost 2002	Compensation cost 2001	Compensation cost 2000
	(In millions of €)
Suez	11/16/97	0.4	6.3	6.8
Suez	11/16/98	4.1	4.3	4.2
Suez	06/30/99	0.1	0.1	0.1
Suez	11/15/99	2.5	2.5	2.5
Suez	01/31/00	0.1	0.1	0.1
Suez	11/28/00	1.9	1.9	0.2
Suez	11/20/02	0.1	—	—

TOTAL Suez		9.2	15.2	13.9
Ex-Sita	06/09/98	—	—	0.5
Ex-Sita	05/26/99	0.5	0.5	0.5

TOTAL Ex-Sita		0.5	0.5	1.0

TOTAL		9.7	15.7	14.9

•	Stock purchase plans

	Date of grant	Compensation cost 2002	Compensation cost 2001	Compensation cost 2000
	(In millions of €)
Suez	11/28/00	—	—	128.2
Suez	07/10/02	32.0	—	—

TOTAL		32.0	—	128.2

Information relating to Suez’ stock purchase plans are as follows:

	2002	2000(1)
Number of shares	12,487,034	15,646,280

Weighted-average fair value at grant date (in Euros)	23.7	37.9

(1)	This amount reflects retroactively the one to five stock split effective May 15, 2001.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Pro forma Value Disclosure

Had compensation expense for the companies’ stock options been recognized based on the fair value at the grant date under the methodology prescribed by SFAS 123, the Group’s net income and earnings per share for the year ended December 31, 2002, 2001 and 2000 would have been impacted as shown in the following table:

	For the years ended December 31
	2002	2001	2000
	(In millions of €, except per share data)
Reported Net Income/(Loss), U.S. GAAP	(3,168.7)	896.3	740.6
Stock-based employee compensation expense included in reported net income, net of related tax effects	41.7	15.7	143.1
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(76.3)	(36.2)	(157.2)
Pro forma Net Income/(Loss), U.S. GAAP	(3,203.3)	875.8	726.5

Earning per share

Basic—as reported	(3.20)	0.91	0.77
Basic—pro forma	(3.23)	0.89	0.76
Diluted—as reported	(3.20)	0.90	0.76
Diluted—pro forma	(3.23)	0.88	0.75

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Binomial option-pricing model with the following assumptions:

2002		2001		2000
Volatility	Dividend yield	Volatility	Dividend yield	Volatility	Dividend yield
25.0%	4.4%	20.1%	2.11%	21.3%	2.5%

Risk free interest rates used are as follows:

Average interest rate
2000	5.23%
2001	4.78%
2002	4.47%

•	Weighted average fair value of options granted during 2002, 2001 and 2000

In 2002, 2001 and 2000, the weighted average fair value at grant date of options granted during these periods were as follows:

	2002	2001	2000(1)
Wtd. Average fair value in Euro
Suez	3.81	4.78	7.06

(1)	This amount reflects retroactively the one to five stock split effective May 15, 2001.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.7 Related party transactions

•	Electrabel

Certain of the Group’s subsidiaries sell gas and other services to Electrabel and its subsidiaries (collectively, “Electrabel”). In relation to these activities, the revenues recorded by the Group and subsidiaries totaled €2,021.0 million, €2,206.8 million and €1,742.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Amounts due to the Group and its subsidiaries from Electrabel related to the sales of gas and other services were €317.5 million, €356.4 million and €297.8 million as of December 31, 2002, 2001 and 2000, respectively. In 2002, Electrabel also purchased €381.9 million of gas from a Group subsidiary for its energy trading business. In addition, the Group and its subsidiaries recorded payables to Electrabel of €100.8 million, €157.4 million and €180.2 million as of December 31, 2002, 2001 and 2000, respectively.

Tractebel performs daily cash management services on behalf of Electrabel. The balance of the current account corresponds to the net position of the amounts advanced to or received from the Group by Electrabel at the period end. As of December 31, 2002, 2001 and 2000, the net balance payable of these accounts was €1,710.8 million, €1,295.7 million and € 479.1 million, respectively.

Cocetrel a subsidiary of Electrabel provided long-term operating loans to Group subsidiaries totaling € 1,058.2 million, €1,081.7 million and € 1,382.8 million as of December 31, 2002, 2001 and 2000 respectively. Interest expense on these loans amounted to €69 million, €79.4 million and € 102.3 million as of December 31, 2002, 2001 and 2000 respectively.

Electrabel borrows money from another of the Group’s subsidiaries, Belgelec Finance, in order to finance its acquisitions. As of December 31, 2002, 2001 and 2000, the Group had notes receivable due from Electrabel of €2,028.6 million, €779.5 million and €775.5 million, respectively, related to these activities. The receivables bear interest at market rates, and are due in the year 2004.

•	Fortis

Fortis B is one of two parent companies of Fortis, which performs banking and insurance activities primarily in Belgium and the Netherlands. As described in Note 2.2, since the unification of the Fortis security in 2001 and the launch of its listing on December 17, 2001, Fortis B is deconsolidated. The Group had entered into various long-term debt agreements with certain subsidiaries of Fortis. The debt agreements were at variable interest rates, ranging from 2.9% to 8.5%, and had varying due dates up to the year 2012. The balance outstanding under these agreements was €405.9 million and €423.5 million as of December 31, 2001 and 2000, respectively. In addition, €14.6 million, in borrowings under one of the above debt agreements was collateralized by a security interest in assets of one of the Group’s subsidiaries as of December 31, 2001.

The Group had also entered into various line of credit agreements with certain Fortis subsidiaries and a group of banks owned up to 25% by Fortis. The lines of credit were at commercial terms and conditions and were renewable at various dates through the year 2003. The balance outstanding under the agreements was €803.6 million and €587.1 million as of December 31, 2001 and 2000, respectively. Certain lines of credit contain covenants, including minimum equity requirements, significant changes in ownership, and other financial requirements. The Group was in compliance with all debt covenants as of December 31, 2001.

Net interest expense incurred related to the above borrowings was €36.0 million and €6.6 million for the years ended December 31, 2001 and 2000, respectively.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group had time deposits with various subsidiaries of Fortis, which totaled €104.2 million and €20.7 million as of December 31, 2001 and 2000, respectively. Interest income related to these deposits totaled €1.4 million and €2.2 million for the years ended December 31, 2001 and 2000, respectively.

•	Agbar

Agbar has given guarantees on the debt of three of the Group’s Argentine subsidiaries. The guarantees totaled €135.0 million and €171.2 million as of December 31, 2002 and 2001 and related mainly to the company Aguas Argentinas (€138.4 million and €160.0 million as of December 31, 2001 and 2000 respectively).

•	TIRU

One of the Group’s subsidiaries has entered into a purchase contract with Tiru, an equity method investee of Elyo. The contract gives the subsidiaries the right to purchase from Tiru, the steam (energy) resulting from the incineration of household waste by Tiru. Although there are no minimum purchase requirements under this contract, the subsidiaries must first purchase steam from Tiru before purchasing from any other supplier. The prices under the contract are determined using an index that is based mainly on the current prices of coal. Purchases under the contract for the years ended December 31, 2002, 2001 and 2000 totaled €35.4 million, €44.3 million and €37.7 million, respectively. Payables due to Tiru were €11.2 million, €7.0 million and €7.9 million as of December 31, 2002, 2001 and 2000, respectively.

•	Umicore

As discussed in note 16.2, the Group has offered options to purchase 768,000 shares of Umicore to certain Umicore managers. The options can be exercised between January 1, 2002 and November 21, 2005 at prices ranging from €40.20 to €41.8.

•	ITASA

ITASA, an equity method investee of the Group, sold €84.1 million and €45.0 million as of December 31, 2002 and 2001 respectively, of electricity to Tractebel Energia under a long term supply agreement. Payables due to ITASA were €32.9 million as of December 31, 2002.

•	Electroandina

Gazoducto sold gas under long term gas supply contracts to Electroandina, an equity method investee of the Group, for €43.9 million and €54.5 million in 2002 and 2001 respectively .

•	Suez Lyonnaise Télécom

SLT has entered into a credit agreement with Suez, for a maximum amount of €700 million. As of December 31, 2002 and 2001, the balance outstanding under this agreement was €548.0 million and €290.9 million, respectively. Interest income related to this facility totaled €36.9 million and €7.9 million for the years ended December 31, 2002 and 2001, respectively.

28.8 Impairment of long-lived assets

As disclosed in Note 24.1, the Company announced in January 2003, the termination of the Atlanta contract during the first half of 2003. The Company recorded an impairment of €6.2 million related to a water treatment plant. Additionally, the Company also recorded certain other charges of €58.8 million related to the discontinuation of activities under these contracts, as described in Note 5.2.

Furthermore, in January 2003, the company announced its intention to terminate the activities under the Jakarta contract in Indonesia. The Company has been experiencing losses under this contract and determined that the assets “held for use” related to the contract were impaired. The company is currently negotiating with the local authorities regarding the terms of the contract and may continue activities under the contract, if acceptable

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

terms can be reached. The company recorded an impairment of €53.2 million related to a water treatment plant. Additionally, the Company also recorded certain other charges of €9 million related to the discontinuation of activities under this contract.

Under U.S. GAAP, these impairments are included in operating expenses.

28.9 Comprehensive Income

The following information is presented under French GAAP.

	For the years ended December 31,
	2002	2001	2000
	(In millions of €)
Net income/(loss)	(862.5)	2,086.7	1,919.4

Other comprehensive income, net of tax:
Changes in cumulative translation adjustment	(1,803.3)	(119.4)	134.6
Goodwill	128.2	77.3	116.0
Changes in accounting principles	(48.3)	53.6	55.8

Total	(1,723.4)	11.5	306.4

Total Comprehensive income/(loss)	(2,585.9)	2,098.2	2,225.8

Accumulated other comprehensive income, end of year:
Cumulative translation adjustment	(1,691.0)	112.3	231.7
Goodwill	(8,893.0)	(9,021.2)	(9,098.5)
Changes in accounting principles	(482.8)	(434.5)	(488.1)
Accumulated other comprehensive income	(11,066.8)	(9,343.4)	(9,354.9)

Deferred taxes are not calculated on cumulative translation adjustments and goodwill under French GAAP. The deferred tax impacts of the changes in accounting principles are disclosed in Notes 6 and 13.6.

28.10 Valuation and Qualifying Accounts

	As of beginning of the year	Changes during year			As of end of the year
		Additions	Utilizations	Other changes (*)
	(In millions of €)
For the year ended December 31, 2002
Accounts receivable	831.6	250.3	(176.2)	(155.4)	750.2

Inventories and work in-progress	124.1	54.1	(60.4)	19.9	137.6

For the year ended December 31, 2001
Accounts receivable	708.2	332.4	(136.3)	(72.7)	831.6

Inventories and work in-progress	86.5	53.1	(41.4)	25.9	124.1

For the year ended December 31, 2000
Accounts receivable	772.0	310.1	(150.0)	(223.9)	708.2

Inventories and work in-progress	130.0	32.8	(18.5)	(57.8)	86.5

(*)	Other adjustments reflect changes in the scope of consolidation and translation adjustments.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.11 Statement of Cash Flows

•	Cash Equivalents Definition

Prior to 2001, the Group included marketable securities in cash equivalents under French GAAP and reclassified them in “Financials investments” under U.S. GAAP since such items are not cash equivalents. In 2000, this caption was increased by € 830.1 million.

In 2001, the Group harmonized its definition of “cash and cash equivalent” with the definition applicable under U.S. GAAP.

•	Scope of Consolidation

As mentioned in Note 26.2.11, the consolidation of Electrabel and the use of proportionate consolidation for the joint ventures under French GAAP is adjusted under U.S. GAAP, for which Electrabel and the joint ventures are accounted for using the equity method. This difference would impact the consolidated statements of cash flows on a U.S. GAAP basis.

Electrabel and the joint ventures accounted for using the proportionate method have the following contribution to the Group’s consolidated cash flows from operating, investing and financing activities, taking into account the above mentioned reclassifications:

	For the years ended December 31,
	2002	2001	2000
	(In millions of €)
Cash flows from operating activities	2,280.8	2,986.8	2,597.0
Cash flows from investing activities	(492.4)	(1,005.4)	(1,907.0)
Cash flows from financing activities	540.8	(1,301.7)	(211.0)

28.12 Unmaterial acquisitions

In 2002, the Group acquired 28 entities for a total cost of €329 million, which was paid primarily in cash. US Water, Teris and Teris LLC were the most significant acquisitions.

Goodwill recognized in those transactions amounted to €126 million.

28.13	Recently Issued Accounting Pronouncements

•	SFAS 143

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143) which is effective for years beginning after June 15, 2002, which will be the Group’s fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Group is finalizing the impact of SFAS 143 on the earnings and financial position of the Group, which is not expected to be significant.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	SFAS 146

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Group will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 could result in the Group recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

•	SFAS 148

In December 2002, the FASB issued FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to Note 28.6 for disclosures related to stock based compensation. The Group intends to continue to account for stock-based compensation under U.S. GAAP based on the provisions of APB Opinion No. 25.

•	FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Refer to Note 20.3 for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is currently assessing what the impact of FIN 45 will be on the results of operations, financial position and cash flows.

•	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”)”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. FIN 46 is effective beginning January 1, 2004. The Group is currently assessing what the impact of FIN 46 will be on its financial position, results of operations, and cash flows.

•	SFAS 149

In April 2003 the FASB issued FASB Statement No. 149 (SFAS 149), «Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities». The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements.

SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.

The Group will adopt the provisions of SFAS 149 on July 1, 2003. However, it does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

•	SFAS No. 150

In May 2003 the FASB issued FASB Statement No. 150 (“SFAS 150”), «Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity». SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position.

SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SUEZ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

The Group is currently evaluating the impact of SFAS 150 on its results of operations and financial position.