Form 20-F
period 2004-12-31
SUEZ
filed 2005-06-29
CIK 1158533

As filed with the Securities and Exchange Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

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

The number of outstanding shares of SUEZ on December 31, 2004 was

1,020,465,386

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

i

ii

INTRODUCTION

Forward-Looking Statements

This annual report contains certain statements that are forward-looking within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) , including statements with respect to management’s business strategies, expansion and growth of operations, trends in our business, competitive advantage, and technological and regulatory changes, information on exchange rate risk and generally all statements preceded by, followed by or that include the words “believe”, “expect”, “project”, “anticipate”, “seek”, “estimate” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this annual report on Form 20-F, including, without limitation, the information under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects” and “Financial Information”, identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date hereof.

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

In this annual report, references to “United States”, “US”, or “USA” are to the United States of America, references to “U.S. dollars” or “$” are to United States dollars and references to “euro” or “€” are to euros. References to the “Euronext Paris” are to the integrated national dealing system through which trading of all listed French securities occurs. References to kWh are to kilowatt hours, references to MW are to megawatts, references to GWh are to gigawatt hours, references to MWe are to megawatts of electricity, and references to MWth are to megawatts of thermal energy. References to EONIA are to Euro OverNight Index Average and to EURIBOR are to Euro Inter Bank Offering Rate.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

Exchange Rates

Unless otherwise indicated, U.S. dollar amounts herein have been translated from euro at the rate of €1.00 = $1.3538, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank for customs purposes on December 31, 2004 on its website www.federalreserve.gov. The exchange rate in effect on June 23, 2005 was €1.00 = $1.2054.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.

Selected Consolidated Financial Data

The selected consolidated financial data at December 31, 2004, 2003 and 2002 and for the years ended December 31, 2004, 2003 and 2002 have been derived from our Consolidated Financial Statements included in this annual report. The selected consolidated financial data at year-end 2000 and 2001 and for the years ended December 31, 2000 and 2001 have been derived from our Consolidated Financial Statements that are not included in this annual report. Our Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 were audited by Barbier Frinault & Autres – Ernst and Young and Deloitte & Associés.

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

	As of and for the year ended December 31,
	2004	2004(1)	2003	2002	2001	2000
	€	$	€	€	€	€
	(in millions, except per share amounts)
Income statement data:

Amounts in accordance with French GAAP
Revenues (2)	40,739	55,152	39,622	40,784	42,359	34,617
Other income (3)	1,694	2,293	1,488	2,074	1,774	1,766
Operating expenses (2)	36,499	49,412	(35,383)	(36,079)	(36,971)	(29,579)
Operating income before depreciation, amortization and provisions	5,935	8,035	5,727	6,779	7,163	6,804
Depreciation, amortization and provisions	(2,333)	(3,158)	(2,522)	(3,071)	(3,098)	(3,026)
Operating income	3,601	4,875	3,205	3,708	4,064	3,778
Financial income (loss)	(675)	(914)	(880)	(976)	(1,258)	(972)
Exceptional income (loss)	956	1,294	(2,757)	(1,784)	826	569
Income tax	(937)	1,269	(721)	(657)	(722)	(663)
Share in income of companies accounted for under the equity method	(56)	(76)	166	51	334	512
Amortization of goodwill	(253)	(343)	(267)	(383)	(423)	(368)
Minority interests	832	1,126	(911)	(822)	(734)	(936)
Net income (loss)	1,804	2,442	(2,165)	(863)	2,087	1,919

Basic earnings (loss) per share	1.81	2.45	(2.18)	(0.87)	2.12	2.01
Diluted earnings (loss) per share	1.80	2.44	(2.18)	(0.87)	2.08	1.94

	As of and for the year ended December 31,
	2004	2004(1)	2003	2002	2001	2000
	€	$	€	€	€	€
	(in millions, except per share amounts)

Amounts in accordance with U.S. GAAP
Total revenue	34,902	47,250	35,644	27,387	25,606	24,775
Operating income	2,426	3,284	765	(76)	967	1,126
Income (loss) from continuing operations (4)	1,153	1,561	(1,565)	(3,250)	1,083
Cumulative effect of adopting SFAS 143			(26)
Cumulative effect of adopting SFAS 133					(132)
Income (loss) from discontinued operations (4)			(712)	81	(55)
Net income (loss)	1,153	1,561	(2,303)	(3,169)	896	741
Basic per share information
Income (loss) from continuing operations (4)	1.16	1.57	(1.57)	(3.28)	1.10
Cumulative effect of adopting SFAS 143			(0.03)
Cumulative effect of adopting SFAS 133					(0.13)
Income (loss) from discontinued operations (4)			(0.72)	0.08	(0.06)
Net income (loss) per share	1.16	1.57	(2.32)	(3.20)	0.91	0.77
Diluted per share information
Income (loss) from continuing operations (4)	1.15	1.56	(1.57)	(3.28)	1.08
Cumulative effect of adopting SFAS 143			(0.03)
Cumulative effect of adopting SFAS 133					(0.13)
Income (loss) from discontinued operations (4)			(0.72)	0.08	(0.05)
Net income (loss) per share	1.15	1.56	(2.32)	(3.20)	0.90	0.76

Balance sheet data:

Amounts in accordance with French GAAP
Tangible assets	25,779	34,900	27,127	33,276	37,992	37,003
Borrowings and long-term debt	20,071	27,172	26,694	34,545	33,761	32,192
Cash and cash equivalents	5,215	7,060	6,688	5,963	4,629	4,489
Shareholders’ equity	7,923	10,726	6,896	10,578	14,397	13,134
Minority interests	4,771	6,459	4,847	5,191	6,447	7,089
Total assets	62,982	85,265	69,950	84,151	89,481	85,498

Amounts in accordance with U.S. GAAP
Borrowings and long-term debt	19,424	26,296	24,998	34,436	31,717	30,109
Shareholders’ equity	14,993	20,298	14,520	18,397	25,100	25,112
Minority interests	5,224	7,072	3,915	936	1,754	2,295
Total assets (5)	66,818	90,458	70,059	72,725	79,396	77,683

Other data:
Dividends per share	0.80	1.08	0.71	0.71	0.71	0.66

(1)

Translated for convenience into US dollars at the noon buying rate for euros in New York on December 31, 2004 as reported by the Federal Reserve Bank on its website www.federalreserve.gov.

(2)

Revenues and operating expenses for 2004, 2003 and 2002 reflect the change in treatment in energy trading activities, see Note 1-O to the Consolidated Financial Statements. Revenues and operating expenses for 2001 and 2000 have not been updated for this change as the information is unavailable.

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

(4)

The Group sold Ondeo Nalco, Coditel and Codenet in 2003. The Results of operations from January 1, 2003 to the respective date of disposal of Ondeo Nalco, Coditel and Codenet has been eliminated from the Group’s ongoing operations, then the related results of operations for the current and prior periods (through 2001), including any related impairments, are reflected as Discontinued Operations in the U.S. GAAP Consolidated Income Statement. Presentation of amounts related to these discontinued operations for 2000 is not included as the Group is unable to ascertain the related amounts.

(5)

For change in reclassification of certain reimbursement rights relating to pensions and other employee benefits, see Note 28-3 to the Consolidated Financial Statements.

Exchange Rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in U.S. dollars for euro for 2000, 2001, 2002, 2003, 2004 and 2005 (through June 23), based on rates reported by the Federal Reserve Bank of New York on its website www.federalreserve.gov. No representation is made that euro amounts have been, could have been or could be converted into U.S. dollars at the noon buying rates indicated for any given date.

Year ended December 31,	At end of period	Average rate (1)	High	Low
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005 (through June 23, 2005)	1.2054	1.2782	1.3476	1.2035

Monthly
December 31, 2004	1.3538	-	1.3625	1.3224
January 31, 2005	1.3049	-	1.3476	1.2954
February 28, 2005	1.3274	-	1.3274	1.2773
March 31, 2005	1.2969	-	1.3465	1.2877
April 30, 2005	1.2919	-	1.3093	1.2819
May 31, 2005	1.2349	-	1.2936	1.2349
through June 23, 2005	1.2054	-	1.2320	1.2035

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

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

Industrial risks and risks related to the economic, commercial and contractual environment.

Changes in laws and government regulations could significantly impact our business

Many aspects of our business are subject to strict European, national and local regulations (e.g. licenses, permits, authorizations). This is particularly true in electricity production, transmission and distribution, transport and distribution of natural gas and liquid natural gas, water management, nuclear facilities operation and maintenance, and waste collection and treatment. Regulatory changes can affect our pricing, margins, operations, systems and, consequently, our strategy, financial condition and profitability.

Our businesses are also subject to many laws and regulations related to respect for the environment, health protection and safety standards. These relate particularly to air quality, water pollution, drinking water quality, the treatment of hazardous and non-hazardous waste, nuclear plant and LNG terminal management, and soil contamination. A change or stricter regulations can lead to additional costs or investments for us that we cannot guarantee will be covered by sufficient revenues. In such cases, we may have to close down an operation without any assurance of being able to offset the costs related to such a shutdown. Furthermore, to engage in these activities, we must obtain or renew various permits and authorizations from regulatory authorities – an often long, unpredictable and costly process. Despite the substantial expense of applying for such permits or authorizations, they may in the end not be granted, or be granted too late.

Finally, regulations require investments and operational outlays not just by us, but also by our customers, particularly concession-granting municipalities, to upgrade their facilities to regulatory standards. If the customer does not meet these obligations, the operator’s reputation may be damaged and its development capacity impaired.

We operate in increasingly competitive and evolving markets, which has increased pressure on our market share and may have a negative effect on our financial results

Most of our businesses are subject to strong competition both from large international competitors and, in a number of markets, also from small niche players. Electricity or gas industry deregulation in the European Union and in the United States has opened most markets to new competitors, brought volatility into the market and shortened contract terms. This competitive pressure could have a significant negative effect on our sales prices, margins and our market share, particularly in Belgium. In the field of Environment, our various Water and Waste activities are also subject to strong competitive pressure both from international and local operators, the effect of which may be lower prices for our services to industrial or municipal customers or both. Such decreases in prices could have a negative effect on our business, results of operations and financial condition.

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

Changes in project plans, local political and economic conditions, or a partner’s financial condition may result in the termination of a partnership, i.e. partners request dissolution of the joint venture or exercise a preemptive right or exercise options for the purchase or sale of interests. As a result, we may be required to increase our financial commitment on certain projects to maintain our interests in such projects or, in the event of conflict with a partner, to seek resolution in litigation or arbitration. Such events may have a material adverse effect on our business, results of operations or financial condition.

Failure by significant customers and suppliers to meet their contractual obligations could significantly impact our business

In our Energy and Environment operations, our subsidiaries frequently enter into contracts with municipal authorities or private local entities, the performance of which can depend on a few or even a single customer. This is the case, for example, in delegated water-management contracts, certain electricity production and sale operations involving medium and long-term power purchase agreements, and in the operation of non-hazardous waste incinerators.

A customer’s refusal or inability to uphold its contractual obligations, particularly regarding rate adjustments, can compromise the economic equilibrium of the contracts and the profitability of investments we or our subsidiaries may have made. Although we usually negotiate contractual provisions requiring compensation for non-performance, full compensation is not always recoverable, which can materially adversely affect our gross revenue and net income. We are currently facing such situations in Argentina and the Philippines.

Likewise, in managing our water treatment plants, thermal power plants and waste treatment units, we frequently depend on a limited number of suppliers for water, non-hazardous waste, various types of fuel and equipment. Any supply interruption or delay, or breach of the technical performance warrants of an equipment unit even in breach of contract, can materially adversely affect a project’s profitability. This is particularly true in electricity generation, with the arrival of new high-output gas turbines.

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

Revenues from markets outside North America and Europe represent a significant portion of our total revenues and our capital employed

Revenues from markets outside North America and Europe represented approximately 11% of our revenues and 23% of our capital employed in 2004. Our activities in these countries entail a higher degree of risks than in developed countries. In particular, these include GDP volatility, economic and governmental instability, changing regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and currency exchange rates, income and other taxes levied by foreign governments and local authorities, currency exchange control measures, and other unfavorable interventions and restrictions imposed by foreign governments. We have faced such difficulties in Argentina, the Philippines and Indonesia.

Currency exchange rate fluctuations may negatively affect our results of operations

We hold significant assets and liabilities, earn income and pay expenses of our subsidiaries in US dollars and a variety of foreign currencies. Our Consolidated Financial Statements are presented in euro. Therefore, when we prepare our Consolidated Financial Statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at applicable exchange rates. Significant currency fluctuations, such as those experienced with respect to the US dollar in 2003 and 2004 may have an adverse effect on our results of operations and financial condition. For example, increases and decreases in the value of the euro will affect the value of these items in our Consolidated Financial Statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euros, of our interests held in foreign currencies and a corresponding negative effect on our financial condition as presented in our Consolidated Financial Statements. Similarly, many of the commodities and other goods that we purchase as part of our operations are indexed in currencies other than euro, particularly in US dollars. Decreases in the value of the euro against other currencies, particularly the US dollar, can effectively increase the price we have to pay for these commodities, even if their price in the index currency does not change, which could have a negative effect on our financial condition.

Our business may be negatively affected by changes in interest rates

As of December 31, 2004, approximately 56% of our gross debt was under a variable rate and 44% under a fixed rate, after taking into account derivative instruments to hedge underlying exposures to changes in interest rates. We may have exposure to interest-rate variations in the future as any rise in interest rates increases the cost of our debt.

Certain of our businesses may be negatively affected by economic slowdowns or raw material price increases

Some of the Group’s business areas, especially those services supplied to industrial customers, are sensitive to economic cycles. Any economic slowdown, particularly in developed countries, has a rapid effect on reducing industrial investment and, consequently, a negative influence on demand for the maintenance, construction and installation services offered by the Group’s service companies. This fluctuation in demand results in significant variations in activity levels in these areas, which may result in reduced revenue in certain periods.

Similarly, raw materials price increases (especially in the oil-based products whose prices are subject to sudden rises) can impact significantly on consumables costs in certain areas of the Group. Despite the fact that most contracts contain cost indexation clauses, it is possible that the indexation formula used is not perfect or is untimely and that its coverage is therefore compromised. The profitability of these activities may therefore temporarily decrease.

Environmental risks

Exposure to specific environmental regulations and environmental risks generally and malicious acts may negatively affect our financial situation

Facilities that we own or manage for local industrial and municipal third parties pose risks to the natural environment – air, water, soil – as well as risks to the health of consumers, employees and subcontractors. These health and environmental risks are subject to strict and precise national and international regulations and regular audits by government authorities. Evolving regulations covering environmental responsibility make it difficult to assess risks related to our past activities, particularly in the case of closed landfills. Even where past activities complied with regulations in force when they were in operation, the conditions created by such past activities may nonetheless be a source of pollution to the natural environment in the future, and may be subject to retroactive regulation. Non-compliance with laws and regulations can result in contractual financial penalties or fines. Eight of our sites in the European Union are Seveso “High Tier” sites, whose activities include chlorine solvent incineration, hazardous industrial waste treatment and underground natural gas storage.

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

Potential impacts of activities on water in the natural environment include leachates from poorly controlled landfills, the release of heavy metals into the environment, and aqueous discharges from the smoke treatment systems of incineration facilities. These various emissions can pollute groundwater and waterways. Sewage treatment plants discharge treated water into the natural environment. It is possible that this water may not meet discharge standards in terms of its organic, nitrogen and phosphorus content. Also, some of the facilities we manage are not equipped to treat rainwater. In case of heavy rains, the water collected is entirely or partially discharged into the natural environment without being treated. This can degrade the quality of water used for swimming and recreation or shellfish farming. The operator cannot be held liable for such pollution, except insofar as it demonstrably failed to properly manage the facilities under its management.

Soil pollution issues include the storage of hazardous products and liquids, leaks during processes that use hazardous liquids, and storage and spreading of treated sludge.

Our businesses may be negatively affected by external environmental risks and malicious acts.

We also face external risks such as lightning, drought, flooding, earthquakes and land slides that could damage or destroy our installations and result in damage to the environment. Temporary pollution or the scarcity of water resources used in the production of drinking water or electrical power generation may force facilities to shut down. In addition our production and distribution installations in the areas of energy and water could be the targets of terrorist or other malicious acts. The occurrence of any of these or similar events would negatively affect our business, results of operations and financial condition.

Our activities are likely to be covered by stricter national and international standards relating to climate change and related costs may negatively affect our financial position

Particularly in electrical power generation and waste treatment and waste recycling, we are engaged in activities that come under national, international and European Union climate change programs established pursuant to the Kyoto Protocol. The European carbon emission rights trading market came into operation on 1 January 2005 and over a hundred SUEZ installations are covered by the related EU Directive. A moderate shortfall of carbon emission rights is expected across Europe in the first period (2005-2007), but there is no guarantee that when quotas are allocated for the second period (2008-2012), additional restrictions will not be added, possibly leading to high prices for the quotas traded in the emission rights market. Outside Europe, since none of the elements that would enter into quantifying the impact of the “carbon constraint” can be estimated with sufficient accuracy, the risk it represents cannot yet be quantified either, but individual governments may decide to impose restrictive measures in this area. We may have to incur significant costs to comply with these rules and restrictions which could have a negative impact on our business, results of operations and financial condition.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.

History and development of SUEZ

SUEZ was formed in June 1997 by the merger of Compagnie de Suez and Lyonnaise des Eaux. At that time Compagnie de Suez, which had built and operated the Suez Canal in Egypt until its nationalization in 1956, was a highly diversified holding company with operating units in financial services and energy, largely in Belgium and France. Lyonnaise des Eaux was a diversified company, with activities in the management and treatment of water, waste, construction, communications, and technical facilities management.

We are a société anonyme, a joint stock company, established under French law until December 31, 2040. We are governed by the French Business Code and décret no. 67-236 of March 23, 1967. We are registered in the Registre du Commerce et des Sociétés de Paris, the Commercial and Companies’ Register of Paris, under reference number SIREN 542 062 559 R.C.S. Paris. Our registered office is at 16, rue de la Ville l’Evêque, 75008 Paris, France, telephone 33-1 40 06 64 00. Our agent for U.S. federal securities law purposes is Tim Dunne, General Counsel, SUEZ Energy North America, 1990 Post Oak Boulevard, Suite 1900, Houston, Texas 77056.

B.

Business overview

VISION AND STRATEGY

We provide services that meet the essential needs of a diversified clientele. In keeping with our announced intentions at the time of the merger in 1997, SUEZ has evolved from a conglomerate to a global industrial group promoting sustainable development and offering a comprehensive range of solutions to companies, individuals and municipalities in the Energy and Environment sector (water and waste services).

We respond to the needs of cities and companies confronted by the new demands imposed by population growth, urban spread, rising living standards and environmental protection. Our operating companies respond to such local challenges through partnerships based on performance, innovation and dialogue. Their technical and managerial expertise enables urban authorities and companies to control energy consumption, limit gas emissions (and therefore the greenhouse effect), conserve natural resources and provide access to waste treatment, while at the same time exercising permanent control over those risks capable of compromising public health and safety.

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

In each of our two major business areas, Energy and Environment, we enjoy leading positions:

•

In Energy, we are a major player with expertise in every phase of the value chain, including electricity generation and supply, energy trading as a support activity, transmission, distribution and sale of electricity and natural gas, or related services such as cogeneration plant construction and operation, technical management and systems optimization of customer facilities, and engineering activities.
•

In Environment, we are a major player in water-related services. We design and manage production and distribution systems for drinking water, wastewater treatment and engineering activities, and provide a broad range of services to industries. We are also among the world’s leaders in waste services, serving municipal and business customers. We are experienced in every facet of the business, from waste collection and sorting to recycling, incineration and landfill disposal, and most categories of non-hazardous and hazardous waste.
We believe that our diversified clientele provides a constant source of business, with an organic growth potential greater than the rate of growth in GDP, depending on economic conditions. We target two main customer segments:

a) Municipal and individual customers

Changes in public policies, national legislation, and growing urbanization are important factors in shaping the Group’s long-term potential market.

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

Management believes there is strong long-term growth potential for this market. In the Energy sector, continuing deregulation in Europe will give us access to all residential customers from July 1, 2007. In the Environment sector, outsourcing management of water and waste collection and treatment services to the private sector is mostly limited to Europe and the United States. At the international level, the long-term needs are great, but the public/private partnership schemes still remain to be determined.

As stated in the Camdessus1  report, the private sector can only help solve this worldwide problem if solutions are found to both prevent risk-taking from being unfairly at the expense of the operators, and to ensure that local authorities are able to honor their contractual commitments, in particular concerning rates. The fact that these conditions are currently imperfectly fulfilled has caused the Group to take initiatives in certain countries concerning several large water contracts they had obtained outside France (see “Environment”).

b) Business customers

Customers in the tertiary and industrial sectors are, in fact, frequently looking for customized solutions which we are able to provide in areas of our expertise.

We offer:

-

basic products and services (electricity, gas, water, waste management);

-

a wide array of specialized services, including hazardous industrial waste treatment, design and installation of water treatment plants and electrical and mechanical installations, and climate engineering; and

-

on-site industrial, commercial or tertiary management services, from maintenance to complex outsourcing operations.

We expect that the market for services to businesses should continue to grow in the coming years, but the rate of this growth will correlate with the strength of national economies. The development of activities subcontracted by businesses to external service providers is characterized by some strong trends:

-

the gradual shift from simple services (maintenance) to more complex services (facilities management, complete waste management);

-

the need for the provider to commit to results and no longer just to means;

-

the sharing, or even the transfer, of all or part of the industrial risk (outsourcing);

-

the opportunities available due to deregulation of energy markets.

The contracts that we offer can be multi-site – thanks to our international presence – single-service, or even multi-service, based on the needs of the customer. In this case, they may, for example, include the provision of ultra-pure water (Ondeo), electricity, gas, and heat (SUEZ Energy Europe and SUEZ Energy International), waste incineration and treatment (SITA), industrial services (Fabricom), facilities management, or even on-site management of energy production facilities (Elyo).

Group Organization

SUEZ is organized in four operational branches in its two lines of business - Energy and Environment. As part of our new brand architecture, the branches were renamed on March 15, 2005.

-

The Electricity & Gas Europe business line, which covers all European activities in the gas and electricity sector, has become SUEZ Energy Europe (SEE).

-

The Electricity & Gas International business line, which handles SUEZ activities in the gas and electricity business outside Europe, has become SUEZ Energy International (SEI).

1  Report from international task force on the financing of world infrastructures for access to water, March 2003.

-

The Industrial and Energy Services business line, which performs SUEZ activities in industrial installation and maintenance services, and in energy and engineering services, has become SUEZ Energy Services (SES).

-

The SUEZ Environment business line covers all Group activities in the Water and Cleanliness businesses. Its name remains unchanged.

A detailed structural organization chart showing the main companies attached to each operational business line is provided (see “Organizational Structure”).

Business Activity Growth

2003 was the year of implementing the action plan we announced in January 2003, intended to improve and secure our profitability and bolster our financial balances. At the end of the 2003 fiscal year, achievements were in line with the objectives of the action plan, in terms of both reduced debt and cost savings (Optimax program), and reduced exposure in emerging countries.

Against this backdrop, the year 2004 began for SUEZ with the implementation of a profitable organic growth strategy focused on its two businesses: Energy and Environment.

Thus, in the course of 2004, SUEZ completed its shift of focus to its two core businesses, finalizing its withdrawal from the communications sector. In February 2004, SUEZ sold its 29.2% interest in M6. In accordance with the commitments made to the CSA (French audiovisual agency), SUEZ will nevertheless keep a 5% residual interest in M6 for three years. Furthermore, following the agreement protocol signed in March 2004 with UnitedGlobalCom (UGC), in July 2004 SUEZ concluded the sale of Noos to Médiaréseaux, a French holding company of the UGC Group. In Belgium, the Group also sold its interest in Worldcom S.A. in 2004.

Shifting its focus to its core businesses, Group activity grew swiftly in 2004, with a 6.2% organic growth rate1 in revenues. In 2004, Group revenues totaled €40.7 billion.

Following the sale of its communications businesses, all of the Group’s sales revenues are now generated by the Energy and Environment businesses. Energy accounts for the larger share with 72%, and Environmental services account for the other 28%.

1  Revenue or gross operating income (“GOI” or “segment profitability”) organic growth is a Non-GAAP measure which excludes the effects of acquisitions and disposals, exchange rate variations and gas price variations. For further discussion of this non-GAAP measure see “Item 5. Operating and Financial Review Prospects – Results of Operations – 2004 to 2003” for a reconciliation of organic growth.

Breakdown of revenues:	2004		2003		2002
	(in € millions, except percentages)
Energy	29,334	72%	26,635	67%	24,242	59%
Environment	11,405	28%	12,310	31%	15,897	39%
Other	0	0%	677	2%	644	2%
Group total (1)	40,739	100%	39,622	100.0%	40,784	100.0%

(1)

Amounts presented reflect the change in the treatment of Energy revenues. See Note 1-O to the Consolidated Financial Statements.

Growth of revenues was especially strong in the Energy businesses, with 8.1%1 organic growth. As in 2003, activities outside of Europe (SUEZ Energy International) enjoyed particularly strong organic growth (+30.5%) due to the commissioning of new electricity generation facilities, the continued development of its liquefied natural gas (LNG) transmission and regasification business, and the vitality of its commercial activities, in particular in the United States, boosted by an improving economic environment. In Europe (SUEZ Energy Europe), organic growth of revenues was 4.4%, mainly due to optimization of electric generation facilities and of the gas contract portfolio. Organic growth for the service business (SUEZ Energy Services) was 3.3%, due primarily to the commercial development of Elyo/Axima Services, especially in France, Benelux and Italy. For Fabricom, the growth of Ineo and Endel activities resulted in a global activity increase despite a difficult Dutch environment.

In Environment, organic growth was less pronounced (1.6%), with widely differing situations according to the business. The Water business in Europe generated organic growth of 2.7%, mainly through Agbar in Spain and the sharp increase in sanitation activities and services in France. The waste services business in Europe posted stable revenues for the same scope of consolidation and exchange rate: growth of activity in France and the United Kingdom was offset by a less favorable situation in Germany and the Netherlands due to a poor economic situation, a reduction in certain municipal contracts and downward pressure on waste collection and sorting prices in Germany. The international business experienced organic growth of 5.4%, mainly as a result of price increases in Chile and continued development in Brazil, Australia and China. Lastly, Degrémont developed unevenly, with global negative organic growth (-3.4%): the growth of business in France and the starting of contracts in Jordan was offset by the cessation of Degrémont’s commercial development in the United Kingdom and the end of the Bogotá BOT in Colombia.

While our activity is worldwide, Europe remains our largest market. In 2004, 80% of the our revenues were generated in Europe, to which the major contributors were France and Belgium with 55%. The proportion of revenues generated in Europe and North America remains stable at 89% of total Group revenues in 2004 compared to 90% in 2003.

1  Revenue or gross operating income (“GOI” or “segment profitability”) organic growth is a Non-GAAP measure which excludes the effects of acquisitions and disposals, exchange rate variations and gas price variations. For further discussion of this non-GAAP measure see “Item 5. Operating and Financial Review Prospects – Results of Operations – 2004 to 2003” for a reconciliation of organic growth.

The table below summarizes consolidated revenue and profitability trends for the past three years.

	2004	2003	2002
	(in € millions)
Revenues (1)	40,739	39,622	40,784
Net income (loss), Group share	1,804	(2,165)	(863)
Gross Cash flow (2)	4,487	3,727	4,857
Net debt (3)	11,515	14,991	26,006

(1)

Amounts presented reflect the change in the treatment of Energy revenues. See Note 1-O to the Consolidated Financial Statements.

(2)

See “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

(3)

Gross borrowings less marketable securities and cash and cash equivalents.

Organic growth of the GOI was particularly strong for SUEZ Energy International (+22.1%)1 with a contribution from all geographic areas. Latin America is the leading contributor to this growth – in particular Brazil, which has profited from a replacement of its initial contracts with bilateral contracts with much more favorable margins and opportunities for sales to Argentina. The United States benefited from the increase in the volumes and margins of LNG sales, and from an acceleration in the development of SUEZ Energy Marketing NA electricity sales and a favorable renegotiation of the NELP contract, while growth in the Middle East was driven by the commissioning of the Baymina power plant. With GOI organic growth of 7.3%, SUEZ Energy Europe also posted a strong increase in profitability. The favorable "price" environment benefited Electrabel, while Distrigas was able to offset the effects of growing competition in Belgium on industrial sales by optimizing the global management of its purchases portfolio. For these two entities, a number of non-recurring elements also contributed to the organic growth of the GOI. Lastly, the organic growth of the SUEZ Energy Services GOI (+11.6%) encompassed contrasting situations: a strong recovery by Fabricom, continued profitable growth by Elyo/Axima Services, but the deterioration of engineering, hurt by the losses incurred on a few contracts and the oversizing of its gas capacities relative to its current projects.

For Suez Environment, GOI organic growth reached 3.7% and was mainly generated by the French Water and waste services businesses, the strong recovery of Ondeo Industrial Solutions, and the price rises obtained in Chile and Jakarta. Inversely, the GOI of Degrémont, affected by the termination of the Bogotá contract in Colombia and the end of certain large international contracts, has posted an organic decline.

Overall, for this fiscal year, SUEZ exceeded its first quarter 2004 objectives:

-

Organic growth of its revenues (+6.2%) and gross operating income (+10.5%) in line or exceeding the 4 to 7% range announced for the 2004-2006 period.

-

A sharp increase in results and profitability with a net result of €1,804 million. The savings generated through the Optimax program totaled €917 million compared to 2002, and also exceeded the announced objectives (€900 million).

-

Continued improvement in the generation of Group liquidities with a gross cash flow that increased by 20% and which, combined with controlled investments, allowed self-financing of dividends paid for the 2003 fiscal year. The Group’s net debt end 2004 was €11.5 billion, i.e. a fresh decrease of €3.5 billion compared to December 31, 2003.

1

Revenue or gross operating income (“GOI” or “segment profitability”) organic growth is a Non-GAAP measure which excludes the effects of acquisitions and disposals, exchange rate variations and gas price variations. For further discussion of this non-GAAP measure see “Item 5. Operating and Financial Review Prospects – Results of Operations – 2004 to 2003” for a reconciliation of organic growth..

2005-2006 strategic priorities

For the 2005-2006 period, we plan to continue our efforts to increase our operating profitability and generate liquidity in our two businesses by implementing a strategy that primarily focuses on organic growth. The main objectives set for 2005-2006 are a continuation of the directions announced in the first quarter 2004:

-

Average organic growth of revenues between 4 and 7% per year.

-

Organic growth of gross operating income greater than that of revenues.

-

An investment envelope for 2005-2006 that is consistent with the global envelope of €10.5 billion announced in September 2004 for the 2004-2006 period.

Furthermore, we have decided to pursue the cost control program implemented through the Optimax plan by launching a new plan for the 2005-2006 period, with an additional cost reduction objective of €550 million by 2006 and tight control over working capital requirements.

In this context, the primary strategic objectives of the operating business lines are as follows:

a) Suez Energy Europe (SEE)

-

Maintain a leading position and defend margins in the Benelux countries by giving priority to customer relations and reinforcing the competitiveness of the production facilities.

-

Develop gas/electricity convergence.

-

Develop activities in France, based on the positions acquired in the electricity and gas areas, and leveraging on the historical presence of SUEZ in the Environment and Service trades.

-

Continue commercial growth and targeted investments in priority markets such as Italy and the Iberian Peninsula.

b) Suez Energy International (SEI)

-

Give priority to organic growth in the four key SEI positions (the United States, Brazil, Thailand, and Liquified Natural Gas) and more opportunistically in other countries in which the growth in energy demand should be strong.

-

Concentrate on sales activities with commercial and industrial customers.

-

Continue the policy of rotating capital expenditure around SEI strong positions.

-

Maintain a balanced portfolio management plan to achieve optimum risk/profitability performance.

c) Suez Energy Services (SES)

-

Give priority to the consolidation of positions and profitable organic growth of Elyo/Axima Services by developing commercial synergies with SEE.

-

Continue to reorganize Fabricom to restore profitability.

-

Focus the activities of Tractebel Engineering on support for Energy and Services.

d) SUEZ Environment

-

Give priority to targeted profitable organic growth in developed countries, Europe in particular, by developing the Group’s technical and commercial strengths in the context of stricter environmental legislation.

-

Outside Europe, maintain strict selectivity in capital expenditure and improve profitability and financial results for less high-performance assets.

Organizational Structure

The following is a simplified list of our major subsidiaries and our percentage of ownership interest as of December 31, 2004. It includes significant operational entities and the head companies of operational sub-groups consisting of subsidiaries that are not significant individually.

		% interest
Name	Headquarters address	Dec. 2004	Dec. 2003
SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Régent, 8 - 1000 Brussels – Belgium	50.1	50.1
ELIA/ELIA SYSTEM OPERATOR	Boulevard de l’Empereur, 20 – 1000 Brussels – Belgium	32.1	32.1
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Régent, 8 - 1000 Brussels – Belgium	48.0	48.0
ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 – 9820 Merelbeke – Belgium	50.1	50.1
DUNAMENTI	Eromu Ut 2 2440 Szazhalombatta, PF 28 – Hungary	37.5	37.5
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, Postbus 10087 – 8000GB Zwolle – Netherlands	50.1	50.1
ELECTRABEL DEUTSCHLAND AG	Französische Strasse 8 – 10117 Berlin – HRB 70 683 – Germany	50.1	50.1
ENERGIE SAARLORLUX GmbH	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken – Germany	25.5	25.6
POLANIEC	Elektrownia im. Tadeusza Kosciuski - Spolka Akcyjna w Polancu – Poland	50.1	50.1
ROSIGNANO ENERGIA SPA	Via Piave n° 6 Rosignano Maritimo – Italy	49.8	49.9
ACEA ELECTRABEL SPA	P. le Ostiense, 2 – Roma – Italy	20.3	20.3
ACEA ELECTRABEL PRODUZIONE SPA	Contrada Selva, 496 – Altino – Italy	35.2	35.2
ACEA ELECTRABEL TRADING SPA	Via Flaminia, 133/137 – Roma – Italy	25.0	25.1
ACEA ELECTRABEL ENERGIA SPA	Via Flaminia, 133/137 – Roma – Italy	20.3	20.4
ACEA ELECTRABEL ELETTRICITA	P. le Ostiense, 2 – Roma – Italy	20.3	20.4
TIRRENO POWER SPA	Largo Lamberto Loria,3 – Roma – Italy	17.5	17.5
COMPAGNIE NATIONALE DU RHONE (CNR)	2, rue André-Bonin – 69 316 Lyon Cedex 04 – France	25.0	24.0
ELECTRABEL FINANCE SA	Grande-Rue 103 – Luxembourg – Luxembourg	50.1	50.1
SYNATOM	Place du Champ-de-Mars, 5 – 1050 Brussels – Belgium	50.1	75.1
DISTRIGAS	Rue de l’Industrie, 10 – 1000 Brussels – Belgium	57.2	46.8
FLUXYS	Avenue des Arts, 31 – 1040 Brussels – Belgium	57.2	46.8

		% interest
Name	Headquarters address	Dec. 2004	Dec. 2003
SUEZ ENERGY INTERNATIONAL (SEI)
TRACTEBEL ENERGIA (ex-GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC – Brazil	78.3	78.3
TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless Road, Phatum Wan – Bangkok 10330 – Thailand	100.0	100.0
TBL ENERGY SERVICES, INC. (TESI )	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – USA	100.0	100.0
TBL ENERGY MARKETING, INC. (TEMI)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – USA	100.0	100.0
TBL POWER INC	1990 Post Oak Boulevard, Suite 1900 – Houston, TX 77056-4499 – USA	100.0	100.0
TRACTEBEL LNG NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 – Houston, TX 77056-4499 –USA	100.0	100.0
TRIGEN	1177 West Loop South – 77027 Houston, TX – USA	100.0	100.0
ENERGIA DEL SUR SA (ENERSUR)	960 Avenida Javier Prado Oeste, San Isidro, Peru	78.9	100.0
HANJIN CITY GAS	711 Sang-Gye-6-Dong – 139-206 Seoul – South Korea	75.0	75.0
BAYMINA	Ankara Dogal Gaz Santrali – 06900 Ankara – Turkey	95.0	95.0
SUEZ GLOBAL LNG	101 Wigmore Street, London W1U 1QU, United Kingdom	100.0	100.0
SUEZ ENERGY SERVICES (SES)
ELYO HOLDING AND ITS SUBSIDIARIES	235, avenue Georges Clemenceau – 92000 Nanterre – France	100.0	100.0
AXIMA HOLDING AG AND ITS SUBSIDIARIES (a)	12, Zürcherstrasse – 8400 Winterthur – Switzerland	100.0	100.0
CPCU	185, rue de Bercy – 75012 Paris – France	64.4	64.4
GROUPE FABRICOM	Rue de Gatti de Gamond, 254 – 1180 Brussels – Belgium	100.0	100.0
ENDEL	15, rue Saint-Denis – 93125 La Courneuve Cedex – France	100.0	100.0
FABRICOM GTI SA	Rue de Gatti de Gamond, 254 – 1180 Brussels – Belgium	100.0	100.0
GROUPE GTI	Kosterijland 50 – 3981 AJ Bunnik – Netherlands	100.0	100.0
INEO	2, allée Jacques Brel – 92247 Malakoff Cedex – France	100.0	100.0
SUEZ ENVIRONMENT
LYONNAISE DES EAUX FRANCE	18, square Edouard VII – 75009 Paris – France	100.0	100.0
DEGREMONT	183, avenue du 18 Juin 1940 – 92500 Rueil-Malmaison – France	100.0	100.0
AGBAR	Paseo de San Juan, 39 – 08009 Barcelona – Spain	25.8	25.8

		% interest
Name	Headquarters address	Dec. 2004	Dec. 2003
NORTHUMBRIAN WATER GROUP	Abbey Road – Pity Me – Durham – DH1 5FJ – UK	25.0	25.0
SITA HOLDINGS UK LTD	Grenfell Road, Maidenhead, Berkshire SL6 1ES – UK	100.0	100.0
SITA DEUTSCHLAND GmbH	Industriestrasse 161 – D-50999 Köln – Germany	100.0	100.0
SITA NEDERLAND BV AND ITS SUBSIDIARIES	Mr. E.N. van Kleffensstraat 6, Postbus 7009, NL – 6801 HA Arnhem – Netherlands	100.0	100.0
SITA FRANCE AND ITS SUBSIDIARIES	123, rue des Trois Fontanot – 92000 Nanterre – France	100.0	100.0
SITA SVERIGE AB	Kungsgardsleden – 26271 Angelholm – Sweden	75.0	75.0
AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago – Chile	20.8	32.1
AGUAS ARGENTINAS	Reconquista 823 – 1003 Buenos Aires – Argentina	46.3	46.3
LYDEC	20, boulevard Rachidi – Casablanca – Morocco	59.0	60.3
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey – USA	100.0	100.0
COMMUNICATIONS
SUEZ LYONNAISE TELECOM (NOOS) (c)	20, place des Vins de France – 75614 Paris Cedex 12 – France	-	50.0
METROPOLE TV (c)	89, avenue Charles de Gaulle – 92200 Neuilly-sur-Seine – France	-	34.6
OTHER
SUEZ SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0
SUEZ-TRACTEBEL	Place du Trône, 1 – 1000 Brussels – Belgium	100.0	100.0
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0
SUEZ FINANCE SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0
GENFINA	1, place du Trône – 1000 Brussels – Belgium	100.0	100.0
SI FINANCES	68, rue du Faubourg Saint-Honoré – 75008 Paris – France	100.0	100.0
Notes:

(a) The line for Axima Holding AG and its subsidiaries includes the entities Axima France, Axima GMBH, Axima Contracting, and Axima AG, formerly presented separately. These subsidiaries did not change their position relative to the scope of consolidation.

(b) Partial transfer: the entity was consolidated proportionally as of October 1, 2004.

(c) Deconsolidation as of January 1, 2004 following removal from Communications business line.

ENERGY

Organization and key figures

The following table presents comparable revenue and employee figures for the Energy businesses for the last three fiscal years.

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
	(in € millions, except employee data)
Revenues(*)	29,334	26,635	24,242
Number of employees	87,300	89,000	88,800

(*)

Amounts presented reflects the change in the treatment of Energy revenues. See Note 1-O to the Consolidated Financial Statements.

SUEZ Energy expertise covers the entire value chain (except for gas exploration and production). This diversity allows Electrabel, Distrigas, Fluxys, SUEZ Energy International, Elyo, Fabricom and Tractebel Engineering to develop customized solutions that meet the numerous requirements of all businesses and councils.

Production Capacity

SUEZ owns and develops flexible and efficient generation facilities on its key markets: Europe, North America, South America, the Middle East and Asia. Our generating capacity installed and under construction at December 31, 2004 amounted to approximately 52,940 MW1   (not including capacities under development).

Installed capacity and under construction at December 31, 2004

Natural gas is the fuel most widely used by our generating plants with 38% of installed capacity fired by natural gas, compared with 12% fired with fuel oil and 9% fired with coal. Hydroelectric energy represents 24%, nuclear capacity 13%, and other sources 4% of the fuel used by our generating plants.

1  MW refers to net power unless specified otherwise. Net power is total power less power consumed by the power plant itself.

Capacity managed breakdown by type of fuel, at December 31, 2004

SUEZ believes that the structure of its facilities guarantees solid competitiveness in terms of both power plant yield and environmental impact. The generation facilities mainly use efficient and less polluting fuels than other fossil fuels such as coal. The Group continues to develop in this direction, but also participates in research designed to improve the yield of its coal-fired power plants and improve the environmental impact of this technology.

Projects under construction by region, at December 31, 2004 (in MW)

The total output capacity of projects under construction at December 31, 2004 was 6,099 MW. Based on projected timetables for putting these units into service, we expect our installed capacity to increase by 3,223 MW in 2005, by 2,076 MW in 2006 and by 800 MW in 2007.

Energy Trading

Our energy trading operations are part of our business model, which is designed to manage the balance between production assets and sales through a centralized portfolio management department. In addition, in Europe the Group is developing an energy trading activity for itself and its customers. In the United States, energy trading activities implemented by the SUEZ Energy International companies currently focus on trading around existing assets. This activity, which requires initiatives in the field of risk management related to product prices (purchase of fuels and sale of electricity included), calls directly on the Company’s assets and is intended to optimize the operating results of these facilities. SUEZ Energy International manages its trading activities in the United States through SUEZ Energy Marketing NA, formerly Tractebel Energy Marketing, Inc., while Electrabel handles this function in Europe for SUEZ Energy Europe (SEE).

Electrabel is a founding member of the Amsterdam Power eXchange and of Powernext, manager of the French energy exchange. Within this framework, it handles trading activities. In September 2004, Elia, APX and Powernext concluded a cooperation agreement to create the Belgian exchange Belpex. The coupling of Belpex, APX and

Powernext is designed to ensure sufficient liquid assets for Belpex. In addition, Electrabel has been present in the Spanish pool since 1998 and performs transactions ("spot" and "day ahead") in Germany, Switzerland and Austria.

Our operations in the electric power and natural gas markets and the services sector are conducted through the following three operation lines:

a) Suez Energy Europe:

The development of the Group’s electricity and gas activities in Europe is assigned to SUEZ Energy Europe (SEE). Its goal is to maximize synergies for the benefit of its customers. The major companies of SEE for electricity and gas activities in Europe are:

-

Electrabel (Group interest 50.08% at December 31, 2004), a European provider of global and customized energy solutions (production, trading, sales, and distribution networks) and its primary subsidiaries: Electrabel Customer Solutions, Electrabel Nederland, and Electrabel Netten Vlaanderen. Elia, the independent transmission network operator in Belgium was 32.1% owned by the Group at December 31, 2004.

-

Distrigas and Fluxys, products of the split-up of the former Distrigas businesses into trading and gas transmission. The Group’s interest in these two companies was increased in 2004 thanks to the withdrawal of Shell. As of December 31, 2004, the Group held 57.24% of Distrigas and 57.25% of Fluxys.

Electrabel, Distrigas and Fluxys are listed on Euronext Brussels.

The activities of SEE represented approximately €14.2 billion in sales in 2004, with approximately 16,600 employees.

b) Suez Energy International:

SUEZ Energy International (SEI) is in charge of energy and services activities in markets outside Europe. SEI’s core activities are electricity and natural gas. They include the production of electricity, trading, marketing and sale of energy, as well as management of the transport and distribution networks. SEI is organized into four regional entities coordinated by a central organization located in Brussels and operates through the following principal subsidiaries:

-

SUEZ Energy North America, a wholly owned subsidiary located in Houston, manages all SEI operations activities in the United States, Canada, and Mexico, including the facilities for regasification of liquefied natural gas (LNG).

-

Tractebel Energia, a publicly traded company located in Florianopolis, 78.30% held by the Group, is responsible for SEI activities in the electricity sector in Brazil.

-

Glow Energy, based in Bangkok, Group interest of 99.14%, manages SEI’s interests in power production in Thailand.

-

Enersur, 78.95% held by the Group, is the fourth largest electricity producer in Peru, representing 8% of the market.

-

Baymina, 95% held by the Group, is a 763 MW Combined Cycle Gas Turbine (CCGT) power station located near Ankara.

-

SUEZ Global LNG, a wholly owned subsidiary in London and Luxembourg, is responsible for short-term LNG operations, the coordination of transport and supplies, as well as the management of participations in liquefaction projects worldwide.

Collectively, SEI’s operations represented approximately €5.4 billion in sales in 2004, with approximately 4,300 employees.

c) Suez Energy Services:

As an integrated player on the energy markets, SUEZ is able to offer integrated energy services and products to its customers.

The Group ranks first in Europe, based on internal studies, in industrial installation and maintenance services.

Energy services are organized into three entities:

-

Fabricom designs, builds and ensures maintenance for electric, mechanical and climatic engineering facilities for industry, the tertiary sector, buildings, and large infrastructure works. It also provides services related to these activities. The most significant entities are Fabricom GTI in Belgium (which also manages activities in Norway, England, Spain and certain Eastern European countries), GTI in the Netherlands, Ineo and Endel in France, and Axima, mainly in Belgium, France, Germany, Austria, Switzerland, Spain and England.

-

The Elyo / Axima Services entity covers all of the management/maintenance services, management of heating and cogeneration facilities, management of local energy distribution networks and facilities management, intended for both the industrial and tertiary sectors, local municipalities, and the residential sector. These services are generally covered by long-term contracts. The offer represents a continuum of services and solutions that range from managing local energy networks (distribution of electricity and urban heating) to managing utilities on industrial sites, including the management and maintenance of technical and heating equipment and facilities management.

-

Tractebel Engineering offers a full range of engineering services designed to meet the needs of the energy sector, industry and the tertiary sector, as well as those of national and international councils and institutions. Through its specialized subsidiary, Trasys, Tractebel Engineering also offers computer engineering services.

Together, these activities represented approximately €9.7 billion in sales in 2004, with approximately 66,400 employees.

Energy Strategy and Sales Development

Our energy strategy for Europe is focused primarily on profitable organic growth based on our strong domestic positions and targeted development in electricity and gas. Internationally, we are committed to building on its industrial expertise and providing dynamic management of our existing positions. This strategy is intended to fully exploit our assets within the following framework:

SUEZ ENERGY EUROPE

-

Maintain a leading position and defend the margins in Benelux.

-

Develop business in France from the positions acquired in electricity and gas, supported by the historical footholds of SUEZ in the Environment and service businesses.

-

Pursue the commercial developments and investments in Italy and the Iberian peninsula.

SUEZ ENERGY INTERNATIONAL

-

Give priority to organic growth around the four key positions of SUEZ Energy International (United States, Brazil, Thailand, and Liquefied Natural Gas), and more opportunistically in other countries in which growth in the energy demand should be strong.

-

Focus sales activities on commercial and industrial customers.

-

Continue the asset turnover policy around the strong positions of SUEZ Energy International.

-

Maintain a balanced portfolio management approach designed to ensure optimum risk/profitability performances.

SUEZ ENERGY SERVICES

-

Consolidation of positions, organic growth and profitability of Elyo / Axima Services by developing commercial synergies in parallel with the SUEZ Energy Europe business line.

-

Continue to reorganize Fabricom with the purpose of restoring profitability.

-

Refocusing of Tractebel Engineering businesses on providing support for the Energy and services businesses.

Significant Events

Suez Energy Europe
January 2004	France and Belgium

•

Electrabel and Electricité de France (EDF) adapted their nuclear agreements. The agreement allowed each party to enhance their respective shares in the Tihange and Tricastin nuclear power plants in the country of production, which improves the liquidity of the Belgian market while strengthening the Group’s position in France.

January to December 2004	Netherlands

•

Electrabel invested and restructured the Gelderland power plant to extend its life by some fifteen years. On November 16, Electrabel decided to invest in four other production units in Benelux. The total amount of investments for the 5 units is €100 million.

February to November 2004	Belgium

•

In February, May, September and November, Electrabel organized virtual power plant (VPP) auctions. In all, 1,145 MW in the form of various products (basic power and peak power, for variable times) were sold.

March 2004	Belgium

•

Distrigas participated in the second investment phase, which will allow the importing capacity of Interconnector for the English market to increase to 23.5 billion m3 per year in 2006. The Company will then have a total annual capacity of 3.3 billion m3 to the United Kingdom, which should allow it to play an active role on the English market, whose gas supply will soon be dependent on imports.

May 2004	Belgium

•

On May 12, the Flemish government and the Federation of Electricity Producers signed an agreement setting the SO2 and NOx emission objectives for all generation facilities in Flanders. For Electrabel, this means more than €40 million in investments per year to upgrade its power plants.

June 2004	Belgium

•

On June 23, Huberator (a subsidiary of Fluxys and operator of the Zeebrugge hub), Amsterdam Power eXchange and Endex signed a collaboration agreement to develop a natural gas exchange at the Zeebrugge hub in January 2005. The exchange should increase the liquidity of the Zeebrugge and should further increase the importance of Zeebrugge on the European gas market. In the long term, this exchange will create new opportunities for the development of natural gas transmission, a key Fluxys business.

June – July 2004	Belgium

•

Fluxys LNG, a subsidiary of Fluxys, decided to invest €165 million in order to double the capacity of the Zeebrugge LNG terminal following the signing with Qatar Petroleum/ExxonMobil, Distrigas and SUEZ Global LNG of three subscription agreements for the terminal’s long-term capacity for a total of approximately 9 billion m3 starting in 2007. The expansion of the terminal’s capacity is a new step in the development of Zeebrugge as a hub for natural gas flows in Europe. In any event, an increase in LNG volumes should increase the liquidity of the Zeebrugge hub and have a positive impact on market operation.

•

Furthermore, by virtue of the agreement with Distrigas, starting in 2007 and for a 20 year term, the latter will have an annual capacity of 2.5 billion m3 for unloading and regasification at the Zeebrugge terminal. This agreement allows it to ensure the supply of its GNL market over the long term.

July 2004	Belgium

•

Starting on July 1, Electrabel proposed new prices for its electricity supplies to liberalized customers. For more than 80% of already liberalized, residential customers, this implies a price decrease relative to the rates practiced before liberalization.

Belgium – Netherlands – Germany – United Kingdom

•

On July 12, 2004, Fluxys signed an agreement with Gasunie and E.ON Ruhrgas to acquire a 20% interest in the BBL Company. This Company owns and operates a 235-kilometer pipeline it will lay between Balgzand, located north of Amsterdam on the Dutch North Sea coast, and Bacton, off the British coast (Norfolk). -Laying the pipeline will require an investment of roughly €500 million. It will be operational in 2006.

•

The participation of Fluxys fits into the Company’s global strategy of playing an active role in the operation of transborder European gas flows, and in the development of projects to increase the capacity and liquidity of the European market.

Belgium

•

On July 30, an accident occurred in Belgium, involving a Fluxys natural gas pipeline. The accident caused 155 victims, including 24 deaths. In line with its corporate culture of social commitment, Fluxys contributed immediately an envelope of €1 million for the victims, without admission of liability. Serious damage apparently caused by third parties was found on the involved pipeline. A legal investigation should determine the causes of the accident. The gas industry and the Belgian pipeline transmission companies are currently and actively working on the issue along with the construction industry and the authorities. In this tragedy, which affected all of Belgium, two of the victims worked for Electrabel.

September 2004	France

•

Electrabel signed an agreement with the Société Nationale des Chemins de fer Français (SNCF) in which, between 2005 and 2007, it will acquire 80% of the capital of the Société Hydroélectrique du Midi (SHEM).

Italy

•

Electrabel is building a new 370-MW GST power plant, named "Roselectra". The project will benefit from several synergies generated with the Solvay power plant and the Rosen plant located near the new power plant. Commissioning of the unit is scheduled for the fall of 2006.

October 2004	France

•

Distrigas acquired large volumes of natural gas in southern France through the "gas release" program imposed by the regulator on Gaz de France to open this market up to the competition. These volumes allow Distrigas to expand its commercial offering to the south of France at competitive terms.

Poland

•

Electrabel is beginning green energy production in its Polish power plant "Polaniec". The facility allows burning of approximately 170 m3 of wood residue per hour and will ensure a renewable energy output estimated at 700 GWh on an annual basis.

December 2004	Germany

•

Electrabel is participating in a research project designed to increase the yield of its coal-fired power plants and improve the environmental impact of this technology. The pilot project, called COMTES 700, will be conducted in the existing Scholven power plant. It consists in testing new technologies and materials in order to significantly increase the yield of future coal-fired power plants. Coal will remain a necessary fuel for generating electricity in Europe over the coming decades.

Belgium – Russia

•

Distrigas & Co and Gazexport, a subsidiary of the Russian gas company Gazprom, the world’s leading producer of natural gas, signed a contract for the transit of natural gas from the German-Belgian border to Zeebrugge. According to the terms of this contract, Gazexport will be able to carry up to 2.5 billion m3 of natural gas per year across Belgium, up to 2018. Gazexport now has access to the Zeebrugge gas hub and – through its capacity on the Interconnector between Zeebrugge and Bacton – to the British market, which has recently become a net gas importer.

Suez Energy International
February 2004	Turkey
• Baymina Enerji, in which SEI holds a 95% stake, inaugurated the 763 MW Ankara natural gas combined cycle power plant, supplying electricity to the entire city of Ankara and its surroundings.
March – April 2004	Chile
• Colbun’s 384 MW Nehuenco II combined cycle plant entered commercial operation.
May 2004	United States

•

SUEZ Energy North America signed a definitive agreement with Thermal North America, Inc. for the sale of ten District Heating and Cooling Systems (DHCS), located in different US states and operated by SUEZ Energy North America’s affiliate Trigen Energy Corporation. The sale is pending some approvals.

June 2004	United States

•

At the end of June, SUEZ Energy Services NA announced that it had surpassed US$ 1 billion in contract value in its first 18 months of operations, serving more than 6,000 customer accounts representing more than 2,000 MW of electricity.

July 2004	LNG

•

SUEZ Global LNG and Fluxys LNG signed a long-term LNG terminalling Capacity Subscription Agreement. The agreement gives SUEZ Global LNG the right to unload and regasify 2.1 billion m3 of natural gas per year at the Zeebrugge LNG terminal for a period of 20 years starting late 2007.

Oman

•

SEI was selected to design, build, operate, maintain and own the brand new project for the construction of an independent power and drinking water production site. The project will be carried out on the port of Sohar. The project consists of a 586 MW CCGT plant and a desalination unit with a capacity of 6,250 m3 of water per hour.

Bahrain

•

SEI won the tender to design, build, own, operate and maintain the brand new greenfield Al Ezzel Independent Power Producer (IPP) project. The project consists of a plant of 966 MW of electric capacity.

August 2004	Brazil
• Tractebel Energia won a sale by tender to supply 500 MW of electricity over three months to the Argentinean pool (Cammesa).
Peru

•

SEI started up the commercial operations of its gas distribution network in the greater Lima area. Its 100% subsidiary GNLC – renamed into Cállida in December 2004 – built the distribution pipeline and is responsible for its operations, delivering natural gas to industrial, commercial and residential customers.

United States
• The 746 MW Wise County power plant entered commercial operation.
November 2004	Oman/Bahrain
• SEI and its local partners successfully ensured limited recourse financing of Sohar, SADC and B.S.C. Al Ezzel power companies.
December 2004	United States

•

SUEZ Energy North America, FPL Group Resources and El Paso announced that they are joining their efforts and resources to develop, construct and operate a single LNG receiving and regasification terminal in the Bahamas and a related under-sea natural gas pipeline to serve the South Florida market beginning around 2008(1).

(1) The Bahamian authorities have not approved the environmental impact assessments (EIA) concerning the Freeport LNG terminal. The developers, with the support of the Bahamian authorities, are examining other solutions to carry out this project to its successful conclusion.

Suez Energy Services
February 2004	Algeria

•

Fabricom GTI won out a contract worth approximately €103 million to renovate Sonatrach gas pipelines in Algeria. The contract covers renovation of the control systems, instrumentation and electrical systems of the gas turbine units for 20 compression stations. The control and supervisory system, renovation of the control rooms, and extension of the Arzew terminal are also included in the contract.

Germany
• Tractebel Engineering obtained the EPCM (Engineering, Procurement and Construction Management) contract for a 120 MWth cogeneration power plant at Saarbrücken in Saarland.
March 2004	Belgium

•

By signing a facilities management contract worth €24 million with Borealis, Axima Services was chosen to manage 53 services for an eight-year period, including technical management of the buildings and certain production units, maintenance requests, facility upgrading, production stoppages, reports and analyses, management of personnel food service equipment, cleaning, and archiving and reproduction.

Switzerland

•

INEO Systrans won over two contracts worth a total of roughly €16 million from the Geneva and Lausanne public transportation companies. In 32 months, the INEO subsidiary will renew the assistance systems for operation and traveler information (SAEIV) in order to improve traffic fluidity and traveler mobility.

April 2004	France

•

Coris, an INEO subsidiary, was attributed a service contract by the French Ministry of Defense to Optimize Procurement of Military Aeronautics Equipment Spares (ORRMA). This contract, worth roughly €110 million per year, is for a 10-year term. INEO will now be responsible for procurement of the larger share of spare consumables for the aircraft fleet, i.e. 1,600 aircraft. The contract is part of the reform strategy conducted by the Ministry of Defense, and allows a new public-private partnership to be established in order to reduce the cost of aircraft support and provide stopgap solutions to certain losses of operational capacity.

Germany

•

BU Major Projects at Fabricom GTI signed a cold box assembly contract with Linde AG worth roughly €20 million. The cold boxes must be installed in the liquefaction unit, currently under construction on the island of Melkøya (Hammerfest) in Norway. The contract covers management, purchasing, manufacture and mechanical completion of the cold box assembly. Fabricom GTI also manufactures and installs transmission structures as well as tie down systems at sea to ensure maritime transportation.

May 2004	Finland
• Tractebel Engineering and Coyne et Bellier, its French subsidiary, are participating in the studies on the Olkiluoto 3 EPR nuclear power station.
May to November 2004	Italy

•

In November, Elyo Italia was awarded a new contract by the Region of Lazio for a total of €384 million, covering management and maintenance of all the hospitals of the City of Rome for an eight-year period. Elyo Italia will manage the heating and air conditioning systems, electric apparatus, lighting, and hydric and sanitary facilities. This new contract establishes the presence of Elyo Italia in the hospital sector and adds on to the other contracts of similar content, also obtained in 2004 in the Regions of Palermo (July 2004; €57 million) and Verona (May 2004; €63 million).

June 2004	India
• GAIL, Gas Authority of India Ltd, has hired Tractebel Engineering and its subsidiary TECPL for a comprehensive engineering mission to build a 140-km gas pipeline.
July 2004	Belgium

•

Fluxys LNG hired Tractebel Engineering for a project owner assistance assignment for the extension of the LNG terminal at Zeebrugge.

•

Replacement of the steam generators with a power increase at the Doel 2 nuclear power station (Electrabel) was a success. Tractebel Engineering was hired to coordinate the entire project.

Netherlands

•

NAM (Nederlandse Aardolie Maatschappij), the leading petroleum and natural gas company in the Netherlands, signed a contract with GTI for integrated maintenance activities for gas production and processing equipment in the Netherlands. This contract, worth roughly €100 million over five years, covers the supply of services and equipment to ensure management, engineering, maintenance and operational support of all NAM onshore equipment, except for the Groningen gas field ("Slochteren").

New Caledonia

•

Endel obtained an order from Alstom Power Australia for roughly €20 million, covering assembly of mechanical equipment, frameworks, piping and electric equipment for the first 50-MW unit at Prony, intended for New Caledonian consumption. Tractebel Engineering assists the project owner.

France

•

Axima France won the contract for building the ST climatic engineering, plumbing and fire sprinkler system work packages for the future satellite building at Roissy – Charles-De-Gaulle Airport. The operation, called "Satellite S3", was awarded by A.D.P. (Aéroports de Paris) and is worth more than €25 million.

August 2004	Netherlands

•

The organizer of the Betuweroute project entrusted Imtech and GTI with a mission for a total of close to €73 million, split 50-50 between the two companies. This project includes management, engineering and building of all steering, safety and communication technologies in the five Betuweroute tunnels. The Betuweroute is a two-track, 160-km rail link for freight transportation connecting Rotterdam and the European hinterland.

United Kingdom

•

Elyo Services Ltd concluded a management-maintenance contract for 406 retail stores and 12 services stations owned by the Somerfield company, located in southern England and Whales. Elyo Services Ltd will supply the following services: 24 hr service support and maintenance of sensitive systems, in particular lighting, ventilation, air conditioning, heating, firefighting services and landscape architecture. The contract is worth more than €27 million in revenues.

Switzerland

•

As part of the project to renovate the power station of the Hagenholz incinerator (Zurich), Caliqua AG (Basle), a subsidiary of Axima AG, has been awarded a €21 million contract by the city of Zurich to design, assemble and commission the electromechanical equipment of the new power plant.

September 2004	Belgium

•

Arcelor awarded Fabricom GTI the maintenance contract for its new steel mill, Carinox, in Charleroi (Belgium). This maintenance contract is worth several millions euros and is part of the long-standing partnership between Fabricom and Arcelor, mainly in France and Belgium. Committed through 2010, Fabricom will be directly involved in the construction of the stainless steel mill through the design of a maintenance plan that will determine the required performances and the improvement objectives.

Saudi Arabia

•

Tractebel Engineering won a framework contract spread over 4 years to overhaul the protection system of the entire high-voltage electricity transmission network operated by the Saudi Electricity Company.

October 2004	Italy

•

Elyo Italia won a €400 million contract to build and then manage for 15 years a cogeneration facility on the Michelin Italiana Spa site at Cuneo, in Piedmont. The contract covers the financing, design, building and then management of a 50-MW electric co-generation unit that will supply the electric and thermal energy required by the largest Michelin power plant in Italy. The investment, made entirely by Elyo Italia, totals €40 million.

New Caledonia

•

The company Prony Energies, owned 75% by Enercal and 25% by Elyo, launched the construction of a new 50-MW production power plant that will begin commercial operation in June 2007.

•

Extension of the production capacity from 50 to 100 MW was approved on October 29, 2004.

•

Prony Energies entrusted Tractebel Engineering with a second project owner assistance assignment for the second unit (50 MW) of the new coal-fired production power plant. The first assignment had been awarded in June 2004 for the first unit (50 MW).

Bahrain
• Al Ezzel Power Company chose Tractebel Engineering for an owner assistance assignment for its combined cycle power plant (950 MW).
November 2004	France
• The pool of Tractebel Development Engineering (a subsidiary of Tractebel Engineering), Setec, Italferr, Systra and SNCF won work package 1 for the functional studies of the Lyon-Turin rail link.
December 2004	France

•

Aventis chose Endel for the multi-year industrial maintenance contract for both its Paris region sites: Romainville and Vitry-sur-Seine.

?

•

Elyo was chosen by the GIP-DFT association – which encompasses the CEA, the Department of Isère, and SEM Minatec Entreprises – for the design, financing, operation and facilities management of the Technical Center of the Minatec Innovation business unit at Grenoble. The term of the contract is 18 months and it totals €90 million.

The investment made by Elyo for the Technical Center and related networks is €15.8 million.

For the first time in France, an innovation business unit, Minatec, chose an industrial firm, Elyo, to supply the technical fluids required for its activity: heat, cold, ultra pure water, compressed air, nitrogen, air treatment (in particular for clean rooms) and effluent treatment.

•

Tractebel Engineering – through its subsidiaries Coyne et Bellier, Tractebel Development Engineering and Technum – is participating in the studies for work package 2 of the Seine-Nord Europe Canal, as part of a pool of companies including the Compagnie Nationale du Rhône and landscape architect Michel Desvigne, for Voies Navigables de France.

Events Since Year-End
January 2005	United States

•

SUEZ LNG NA signed a Memorandum of Understanding with Sempra LNG covering up to one third of the treatment capacity of Cameron, the 11-mtpa LNG receiving terminal belonging to Sempra LNG. This project, located near Lake Charles, in Louisiana, is in the development phase and should be operational in 2008.

February 2005	France
• The Board of Directors of the Société Hydro-Electrique du Midi (SHEM) approved the acquisition by Electrabel France of a 40% interest in the capital of SHEM.
Belgium
• Distrigas signed a major contract with RasGas (II) for the supply of 2.75 billion m3 of natural gas per year over a 20 year period. Distrigas will import Qatari LNG to Zeebrugge starting in 2007.
LNG
• SUEZ Global LNG signed an agreement protocol for the purchase of 2.5 mtpa of LNG from Yemen LNG starting in 2009.
France – Norway
• Elyo won a utility delegation contract worth €122 million with the paper manufacturer Norske Skog in Golbey and met the development objectives for renewable energies in France.
April 2005	Thailand
• SEI completed the IPO of 30% of Glow stake. First day of trading on the SET was on April 21, 2005.
United States
• SLNGNA submitted an application for the Neptune deepwater LNG regasification project off the coast of Massachusetts.
Brazil
• Tractebel Energia sold 150 MW average during the 2nd Old Energy Auctions.
Chile
• On April 29, Colbún started commercial operations of the Candelaria 247 MW open cycle. It can operate with both natural gas and diesel.

Business Activities and the Regulatory Environment

Suez Energy Europe

Electricity production, transmission and distribution

Regulatory environment

The European directive of 1996 was replaced by directives 2003/54/EC (for electricity) and 2003/55/EC (for gas). In 2004, the two directives were being transposed into the national legislation of each member country.

The key differences hinge on the following main areas:

-

Deregulation for all non-residential customers starting July 1, 2004 at the latest, and for residential customers starting July 1, 2007 at the latest.

-

Legal unbundling of transmission and distribution activities from production and supply activities.

-

Creation of a national regulator in each member country.

-

Implementation of network rates approved and published by the national regulators.

-

Implementation of certain public service obligations (PSO): protection of vulnerable customers, designation of a default supplier, etc.

-

Introduction of tracking systems regarding supply safety and energy imports.

Given the entry into force of these two directives, July 2004 was a key step in the opening of the European electricity and gas market, in which Electrabel has continued to develop in 2004.

Generally speaking, Europe has undergone accelerated deregulation. In the Netherlands, the market is completely liberalized. In France (and in Italy), all non-residential customers are deregulated, which corresponds to a market open 70%. In other countries (Germany, Spain), deregulation was already complete.

In Belgium, the existing institutional system had already taken steps to implement most of the measures required in the 2003 directives. For instance, transmission activities have been transferred to a separate structure (Elia). Thirty percent of the company’s shares have been sold by Electrabel and SPE to Publi-T, the company representing the interests of the Belgian communities. Various corporate governance measures have been implemented to ensure the independence of the transmission network manager. The producers SPE and Electrabel have also committed to limiting their interest in this Company to 30%. Forty percent of the capital of the transmission network manager will probably be listed on the exchange in 2005.

In 2004, Electrabel took a series of initiatives to improve the liquidity of the Belgian electricity generation market. The result was a production capacity available for third parties of up to 25% of the total Belgian capacity. The initiatives include the organization of virtual power plant (VPP) auctions for a 1,200 MW capacity and the adaptation of nuclear agreements with EDF allowed the latter to have 480 MW of installed power on Belgian territory (reciprocity was granted to Electrabel on French territory). On the wholesale market, the decision was made in 2004 to create an electricity exchange, "Belpex", in collaboration with the APX exchanges in the Netherlands and Powernext in France, in order to bring the three markets together.

In terms of distribution, each region determines its own liberalization timetable completely independently, in accordance with the deadlines set by the directives. The Flemish electricity and natural gas market has been completely open since July 1, 2003. The definitive timetable for the opening of the two other regions is not yet set.

The pool of mixed inter-municipal companies for electricity and gas transmission has been officially appointed distribution network -managers (DNM). In 2004, the competition authorities finalized approval of the takeover by the Electrabel Group of the supply to customers who have become eligible from mixed inter-municipal companies.

Electrabel played an active part in clarifying the Belgian electric and gas markets by creating the Electrabel Netten Vlaanderen subsidiary to operate the transmission networks in the Flemish region, and the Electrabel Customer Solutions subsidiary to supply customers becoming eligible. Moreover, Electrabel has accepted to gradually reduce its level of participation in network management activities over the coming years, by transferring to the associated municipalities an average of 30% of the capital of the inter-municipal companies in which it owns an interest.

Business activity

Electrabel is a European producer of electricity and a supplier of natural gas, electricity, and energy commodities and services. It also trades on the European energy markets. In Belgium, it operates electricity and natural gas networks, at the request of distribution network managers.

Electrabel is among the largest European utilities. In Europe, Electrabel’s strategy consists in maintaining its leading position in the Benelux market, and developing strong positions in France, Italy and the Iberian Peninsula, by taking advantage of growth opportunities offered by the deregulation of the energy market. Electrabel is also active, to a limited extent, in Germany, Poland and Hungary.

Electrabel is one of the founding members of the Amsterdam Power eXchange and Powernext, operator of the French power exchange. It engages in trading activities within this framework. Electrabel has also been present in the Spanish pool since 1998 and engages in trading (spot and day-ahead) in Germany, Switzerland and Austria.

Belgium

Belgium remains our principal market. We build and operate cogeneration units at the sites of our industrial customers, which both optimizes their energy costs and ensures better compliance with environmental standards. These units offer better energy efficiency – by up to 85% with the simultaneous production of heat and electricity – and lower levels of carbon dioxide (CO2) emissions. Cogeneration units allow a long-term commercial relationship with industrial customers to be established, and improve the energy needs of urban cooling and heat production units.

Electrabel also develops a full range of energy commodities and services that meet the needs and expectations of its industrial and business customers. For the residential segment, the Company’s objective is that energy become synonymous with comfort. To succeed, Electrabel is developing a vast network of partners and charges competitive prices.

Rest of Europe

In the Netherlands, Electrabel is currently the largest electricity producer, through its subsidiary Electrabel Nederland, representing over 20% of the electricity market. In 2004, the decision was made to invest in five production units to extend their life.

In France, after July 1, 2004, the date that all business customers were deregulated, Electrabel became the second ranking energy supplier behind the historical operator. It operates under the name "Electrabel, SUEZ Group" and has a complementary generation facility that combines nuclear power (1,100 MW), hydraulic power (2,937 MW of basic hydraulic power, via the CNR, of which Electrabel is the leading shareholder with 49.95%) and 773 MW of peak hydro power (via SHEM, whose output Electrabel has been selling and which it has been operating since May 1, 2003).

In Italy, AceaElectrabel, the association of Acea and Electrabel, is the company in charge of sales and production activities. This association succeeded in acquiring Interpower (fourth ranking Italian producer) from Enel, since renamed Tirreno Power. In Tuscany, Electrabel operates a cogeneration unit at Rosignano that supplies steam to Solvay and sells electricity on the market. In September 2004, the cornerstone of the future 370-MW GST power plant called "Roselectra" was laid. It is scheduled to be commissioned end 2006. Early 2005, the new Voghera power plant (370-MW gas-steam combined cycle power plant in Lombardy) will be commissioned. The commercial activities of AceaElectrabel are therefore supported by a diversified generation facility that is growing quickly.

On the Iberian market, which is theoretically 100% open to the competition, the import capacity situation requires local means of production. Construction of a gas steam combined cycle power plant with a power of 760 MW in Castelnou (Aragon) is in progress. Other projects are being studied to strengthen the local presence of the Company. They benefit from Electrabel expertise in electricity generation through gas technology. Furthermore, the Portuguese company Generg – owned 42.5% by Electrabel – currently manages a 40.6-MW wind energy facility and 33.2-MW of hydro-electric power plants. In 2005, 89 MW worth of new wind energy projects should be materialized.

Finally, Electrabel is also engaging in selective development in North-East Europe. In Germany, the Group’s sales generally concentrated in the regions of Saarbrücken and Gera, where Electrabel has production assets. In 2004, the Company signed a major contract with the Berlin Land for the supply of 640 GWh for two years. In Poland, the Company invested in its Polaniec power plant (1,654 MW) in biomass technology. One unit produces electricity exclusively from wood waste and residue for a power of 160 MW. In Hungary, Electrabel continued its restructuring program for the Dunanmenti power plant. Its production accounts for close to a quarter of the Hungarian output.

The table below gives the breakdown of installed capacity and sales in Europe.

Installed capacity1 and sales in Europe

	2004 sales		Installed capacity as of 31/12/2004		Capacity under Construction
	GWh	%	MW Net	%	MW Net	%
Belgium	75,988.1	52.4	12,976.2	49.3	208.0	8.7
Rest of Europe	69,071.3	47.6	13,335.7	50.7	2,193.0	91.3
Total	145,059.4	100.0	26,311.9	100.0	2,401.0	100.0

(1) The installed capacities correspond to 100% of the power produced by plants included within the consolidation structure only (equity method, proportional consolidation and global consolidation). Therefore, installed capacities do not include the capacities of SHEM, Chooz or Tricastin.

Natural gas transmission and distribution

Regulatory environment

The European Union directive 98/30 on common rules for the internal natural gas market, issued June 22, 1998, was an important step in the deregulation of that market in Europe. The main objective of this directive is to ensure that the market gradually opens to competition. To this end, certain buyers (“eligible customers”) are to be offered the possibility of entering into supply contracts with the producers or suppliers of their choice and gaining access to the transmission infrastructure for this purpose. EU regulations require that beginning August 10, 2000, at least 20-30% of the market had to be eligible for such access. This minimum was to be raised to 33-43% by 2008.

This first directive was incorporated into Belgian law in 1999 and 2001 through amendments made to the 1965 gas act. The new legislative environment provides for access by third parties to the natural gas transmission network based on tariffs approved in advance by the regulatory authorities. As part of the implementation of the gas act, a code of conduct was prepared in April 2003 defining the rights and obligations of the transport company and users of the network.

The second 2003/55 EC gas directive was adopted on June 26, 2003. It repeals the 1998 directive. It accelerates deregulation by providing that member States must ensure the eligibility of all non-residential customers by July 1, 2004 and of all customers by July 1, 2007. It defines certain obligations for firms designated as operators of the transportation or distribution network in terms of legal, functional, and accounting separation. The directive promotes minimum regulations for network access (and also provides for an optional special regime for network access for new infrastructures). It should have been transposed to the national legislations before July 2004. In Belgium, the transposition was not yet completed as of December 31, 2004.

In the legal and regulatory framework in force in Belgium, a regulated rate system applies to natural gas transmission, storage and LNG terminalling services. After transposition of the European directive, a multi-year rate system will be used by default. In anticipation of this system, a change had already been made to the Belgian gas law on August 12, 2003. This change allowed the adoption of multi-year rates and a fair commercial margin calculated specifically for all new infrastructures of national or European interest that are required for the long-term development of natural gas transmission companies. The possibility of applying multi-year rates is especially important for the development of the transit business and LNG terminalling services, which are mainly offered in long-term contracts in order to cover the investment risk.

Moreover, transposition of the second gas directive goes hand in hand with a process for appointing a single operator of the transmission, storage and LNG infrastructures, which in turn goes hand in hand with stronger corporate governance rules to ensure the independence of the network operator. At this point, Fluxys is the only company that can meet the criteria stipulated by the law. New contracts in the transit business will also be regulated. The liberalization of the gas market reached a new milestone on July 1, 2004 with the extension of eligibility to business customers in the Brussels-Capital Region and the Walloon Region. In practice, these regulatory changes will increase the level of openness of the Belgian market, which rose from approximately 83% on July 1, 2003 to 90% on July 1, 2004.

In France, in accordance with the principles of the second gas directive, all non-residential customers have been eligible since July 1, 2004.

Business activity

Through Distrigas and Electrabel’s holdings in the intermunicipal companies, SEE is Belgium’s largest supplier of natural gas. Belgium’s natural gas transmission network, operated by Fluxys, consists of 3,700 kilometers of pipeline, 86% of which now operate at high pressure.

As with electricity, the regional governments would like Electrabel to reduce its stakes in the inter-municipal natural gas distribution companies to a minority interest.

In Belgium, since the end of 2001 we have been conducting our natural gas activities (excluding distribution) through two separate legal entities:

Fluxys

Fluxys is the independent operator of the natural gas transmission infrastructure in Belgium. Its main business is the operation, maintenance and development of its integrated gas transmission infrastructure, the LNG terminal and storage facilities in Zeebrugge and Loenhout. Fluxys’ network is ideally placed at the center of the continental shelf, and is well interconnected, so that it provides access to the main sources of gas production in Europe and to the principal gas-consuming countries in North-West Europe. As part of the regulated access to its infrastructures, Fluxys sells transmission and storage capacities allowing third parties to supply natural gas to Belgian consumers. In addition to its transmission services, Fluxys offers transit services on the primary market. These services concern the border-to-border transit of natural gas. Natural gas transiting over the Belgian network is carried to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. The transit capacity reserved over the long-term is roughly 48 billion m3/year, i.e. close to three times the volumes carried for Belgian consumption. Fluxys is a shareholder in the BBL, a pipeline under construction connecting Balgzand (Netherlands) and Bacton (United Kingdom).

Fluxys LNG, a Fluxys subsidiary, owns and operates the Zeebrugge LNG terminal and sells its terminalling capacities and ancillary services. The Fluxys LNG terminal at Zeebrugge currently has a maximum capacity of 4.5 billion m3 per year. Since it was commissioned in 1987, the terminal has unloaded more than 870 LNG carriers. Fluxys LNG uses the cogeneration process to improve the rational use of energy in the electricity generation units. It uses waste heat to regasify the LNG. This whole forms a system that allows cost savings compared to the separate production of steam and electricity. A project to expand the facilities and double its capacity by 2006/2007 is in progress.

.35

Huberator, a Fluxys subsidiary, operates the Zeebrugge hub, which is the main international short-term market for gas in Europe. Through the services offered by Huberator, customers are guaranteed that the volumes of gas they buy or sell are effectively available at the hub for trading or future transmission.

Distrigas

Distrigas is a natural gas merchant company, whose principal activity is buying and selling natural gas in Europe. Distrigas also markets the international transport capacity that it owns or has contracted (transit contracts, capacity in the Interconnector the undersea gas pipeline between Belgium and the United Kingdom, and LNG shipping capacity). Based on its natural gas supply portfolio, its business includes the following: sales of natural gas in Belgium and elsewhere in Europe (as well as LNG in other markets); arbitrage trading on natural gas spot markets; management of natural gas transit contracts in Belgium (border to border capacity); marketing of transport and storage capacity outside Belgium; and LNG shipping.

In 2004, Distrigas sold 266.7 TWh of natural gas; 62.4% of this volume was sold in Belgium and 37.6% on spot markets or to international customers, mainly in Europe.

The Belgian customer profile is presented in the table below:

Sales of natural gas

	Breakdown of sales
	2004	2003	2004/2003	2004
	(in 1,000 MWh)
Public distribution	71,726	75,977	(5.6)%	27%
Direct sales to industrial clients	51,063	50,962	0.2%	19%
Electricity production	43,719	44,382	(1.5)%	16%
Sales excluding Belgium and trading	100,226	82,279[1]	21.8%	38%
Total	266,734	253,599¹	5.2%	100%
Total in billion m3 (1 Nm3 = 0.01163 MWh)	22.9	21.8¹

(1)

Sales excluding Belgium and arbitrage trading in 2003 were adjusted on the change in accounting rules application in order to take account of netting on certain operations

Suez Energy International

Electricity — installed capacity and sales

	Sales 2004(1)		Installed capacity in MW at December 31, 2004		Capacity under construction at December 31, 2004
	TWh	%	MW Net	%	MW Net	%
North America	24.4	24.6	4,249.1	22.7	1,516.2	42.3
South America	51.3	51.9	10,207.3	54.7	446.6	12.4
Middle East and Asia	23.2	23.5	4,217.9	22.6	1,625.7	45.3
Total	98.9	100.0	18,674.3	100.0	3,588.5	100.0

(1) Electricity sales accounted for 100% of the sales of companies within the scope of consolidation (equity consolidation, proportionate consolidation and full consolidation).

Gas — installed capacity and sales

	Sales 2004(1)		Customer portfolio
	Gm3%		Number	%
North America	7.416	60.0	98,325	7.9
South America	3.353	27.1	483,792	38.9
Middle East and Asia	1.121	9.1	660,854	53.2
LNG Region	0.470	3.8	-	-
Total	12.360	100.0	1,242,971	100.0

(1)

Gas sales accounted for 100% of the sales of companies in the scope of consolidation (equity consolidation, proportionate consolidation and full consolidation). Gas volumes carried by our two transmission networks Gasoductor NorAndino and TGP were not accounted for. Reminder: Sembgas (3.11 Gm3 in sales in 2003) was sold in December 2003.

North America

In North America, SUEZ Energy North America incorporates SEI activities carried out through several energy subsidiaries operating within an integrated value chain, ranging from (natural gas, oil and coal) fuels to direct sales of electricity for commercial and industrial customers, including the production of electricity and wholesale electricity activities. These subsidiaries are SUEZ LNG NA, SUEZ Energy Generation NA, SUEZ Energy Development NA, SUEZ Energy Marketing NA, SUEZ Energy Resources NA and Tractebel de Mexico (TMEX).

SUEZ LNG NA operates the LNG regasification terminal at Everett (Massachusetts) and holds all capacity and related rights. SUEZ LNG NA also holds capacity rights for the terminal of Puerto Rico and the Cove Point (Maryland) terminal, which was reactivated and resumed its commercial supplies of LNG in August 2003. Through these two terminals, SUEZ LNG NA imports natural gas in North America for resale to electricity producers, wholesalers, or local distributors. Suez LNG NA launched the process to get a licence for an offshore LNG terminal, the NEPTUNE project in front of Boston.

SUEZ Energy NA, Florida Power and Light Group Resources (FPLGR), and El Paso Corporation announced on December 14, 2004 that they had executed agreements to combine their development efforts in the Bahamas and Florida on LNG regasification and transport projects to bring gas into the Florida market. Sailfish Marketing Co., the new marketing joint venture did provide a proposal to the Florida Power and Light Company outstanding request for proposals to bring LNG supplies to Florida.

Excluding the Trigen District Heating and Cooling Assets covered by the purchase and sale agreement with Thermal North America, Inc. SUEZ Energy Generation NA operates 46 electricity plants, the production from which is sold to distribution or manufacturing companies under power purchasing agreements (PPA) or as merchant power on the wholesale market.

SUEZ Energy Development NA is developing projects that are financed long-term and transferred to SUEZ Energy Generation NA or SUEZ LNG NA for operation, depending upon the nature of the investment. The largest of SUEZ Energy Development NA’s current activities include the completion of two power plants with total net capacity of 1,492 MW as well as development projects for LNG regasification terminals to supply Florida and North East markets.

SUEZ Energy Marketing NA consolidates the economic management of all commodities and credit risks for North America. For this purpose, it provides risk hedging services for all other operating entities.

SUEZ Energy Resources NA is licensed to operate in twelve states (Texas, New York, New Jersey, Massachusetts, Maryland, Maine, Pennsylvania, Ohio, Rhode Island, Connecticut, Delaware and Washington DC) and sells electricity to commercial and industrial customers in seven states (Texas, New Jersey, Massachusetts, New York, Maryland, Maine and Pennsylvania). SUEZ Energy Resources NA offers an additional channel for the marketing of electricity produced by merchant facilities. As of 31 December, 2004, the Company held contracts with a total estimated revenue of US$ 903 million and sales volume equal to 15.3 TWh.

TMEX, in Mexico, operates three local regulated natural gas distribution companies, as well as a limited number of electricity production projects with long term contracts.

For SUEZ Energy North America’s activities, the attractiveness of the commercial environment depends to a large extent on the region and sector. In the case of natural gas, because wholesale markets have been deregulated for some time now in North America, SUEZ Energy North America is able to operate there under equitable competitive conditions.

Regarding electricity, the differences are much greater from one region to the next. In regions such as Pennsylvania, New Jersey and Maryland (PJM), New York (NYPP) and Texas (ERCOT), the deregulation of wholesale and retail electricity sales is quite advanced and is being continued. The level of spark spreads and attractiveness of merchant power operations in these regions has been improving from the very difficult market conditions following the Enron bankruptcy. These are regions where SUEZ Energy Generation NA and SUEZ Energy Resources NA are active and well positioned. In other regions, such as the Western and Southeastern United States, the rate of deregulation is considerably slower, or even stagnant with the result that the timing of recovery in the merchant power sector is unclear. A new energy bill is before the Congress and could have some impact on the future evolution of the energy industry in the US.

South America

In South America, the regulatory environment and status of market deregulation varies by country.

In this region, SEI’s main positions are concentrated in Brazil, with facilities in Chile, Peru and some in Argentina.

In Brazil, privatization has come to a standstill, with 80% of production still in the hands of the State.

Tractebel Energia (TBLE), in which SEI holds 78.30%, is the largest private power producer in Brazil, with 6,771 MW of installed capacity.1

 The Company sells its electricity primarily through long-term contracts (between 2 and 15 years) to distributors and industrial customers.

The bases for a new model for the electricity market were published in December 2003. The new model had its initial test in December 2004 with the first "Old Energy Auctions". An average of 17,000 MW was sold in the auctions with the federal generation companies as main players. Since already largely contracted, TBLE sold 10 MW during those first "Old Energy Auctions".

SEI also maintains a significant presence on the Chilean market, where (in association with its local partners), it is one of the largest operators, through Colbun (29.21% interest), the second largest electricity producer in the SIC network (center of Chile) with 1,526 installed MW, Electroandina (33.25% interest), the largest producer in the SING network (northern Chile) with 915 installed MW, and Edelnor (27.38% interest), the third-largest producer in the SING network, with 658 MW.2

The gas crisis which occurred in Argentina in 2004 affected our Chilean activities. The Argentinean government has chosen a 1 on 1 approach with gas producers, resulting in individual commitments regarding gas availability. These agreements provide for a secure local supply while restricting exports to the 2003 levels and the application of "interruptible" clauses for industrial contracts. This approach makes planning and crisis management extremely complex for the sector players (gas and power in Argentina, power in Chile). SEI expects to be faced with unpredictable supply conditions, based on weather and non-systematic decisions from the Argentinean side.

In general terms, the SIC (south and central electric system in Chile) is less affected by the crisis. Still, Colbun has been hit by the gas curtailments, mainly because of its dependence on interruptible gas supply.

The company Gasoducto Norandino, which is 84.7% owned by SEI, also holds and operates a gas pipeline designed to import 3.22 billion m3 of natural gas per year, primarily intended for electricity production, from

 1 Source: SEI Internal Database: E-Perform (including Cana Brava, Ita, Machadinho and Lages).

 2 Source: Comisión Energía Nacional (CNE) in Chile.

Argentina to northern Chile. SEI also has a small distribution company called Distrinor, supported by Norandino and focused on industrial demand.

The Chile regulatory environment has remained relatively stable since its implementation in 1982. The electricity sector has been completely privatized.

The regulatory changes introduced in early 2004 were mainly focused on clarifying the Transmission part of the industry. The "Ley Corta" as it is called locally, assures the transmission payments as it clearly defines the allocation of transmission costs.

On May 19, the new electricity law, called the Ley Corta II, was promulgated. Its main impacts are as follows:

-

New regulated contracts (between generators and distributors) will be subject to a bidding process.

-

Widening of the fluctuation band of the node price around the average of market prices.

-

Generators will now be remunerated at the spot price of the system for the demand corresponding to Resolución 88.

-

Generators under regulated contracts with distributors will no longer be able to invoke Force Majeure vis-à-vis the distributors in case their gas supply is interrupted.

-

Socialization of the increased costs imposed on the generators in case the dispatch center obliges them to dispatch more expensive power plants to reinforce the security of the system.

In Argentina, SEI is present through Litoral Gas, one of the country’s four largest gas distribution companies,1 in which it holds 64.16%, and Energy Consulting Services, an energy consulting and sales company in which it holds 46.67%.

In Peru, Enersur, which is 78.95% held by SEI, was the fourth-largest electricity producer in 2004, with 338 MW in operation.2

 The Company operates two thermal plants and holds exclusive usage rights for the Yuncan hydro plant (130 MW) under construction. SEI is also developing a gas distribution activity in the city of Lima together with a participation in TGP which operates a pipeline to transport natural gas from Camisea gas fields.

Asia and the Middle East

In Asia and the Middle East, SEI’s main presence is in Thailand, South Korea, the Persian Gulf Cooperating Countries and Turkey.

In Thailand, the planned deregulation of the electricity industry has been subject to critical analysis, particularly since the problems encountered in California and the recent blackouts in the United States and Europe. Instead of a complete un-bundling and deregulation of the electricity sector, Thailand decided to remain within a regulated monopoly and single buyer model, with privatizations planned in Government-owned enterprises in generation and in distribution, and further private participation in new generation investments. A new independent regulatory body was established to oversee the industry. Existing private electricity producers – including SEI – continue to sell their production to industrial customers and EGAT within the framework of the old Independent Power Producer and Small Power Producer systems. The Government corporatized EGAT, the integrated generator-single buyer-transmission company, and proposed to list it on the Thailand Stock exchange, but facing strong opposition from labor unions agreed to reconsider the form of planned partial privatization.

Through Glow Energy (69.15% owned, with 1,704 MW, including 1,630 MW installed and 74 MW under construction) SEI produces and supplies electricity, steam and treated water to approximately 30 large industrial customers in the Map Ta Phut region. Moreover, the majority of electricity produced is sold under a long-term

1 Source: El Ente Nacional Regulador del Gas (Energas) in Argentina.

2 Source: Organismo Supervisor de la Inversión en Energía (Osinerg) in Peru.

contract to EGAT, the state-owned company. SEI also owns 69.80% of the Houay Ho project, a 153 MW hydro plant in Laos that also sells its production under a long-term contract to EGAT.

SEI also holds a 40% interest in PTTNGD Co., Ltd., which distributes natural gas to industrial customers in greater Bangkok. The Company is 58% owned by PTT PCL, the national oil, gas and petrochemical company of Thailand.

In South Korea, deregulation of the electricity and gas sector has not moved forward in 2004. In this country, SEI holds a 75% stake in Hanjin City Gas, a regulated natural gas distribution company that operates in its concession region, i.e., the northern metropolitan districts of Seoul and the province of Kyunggi.

SEI is present in the Gulf Cooperation Countries with 32.81% of UPC, a 288 MW plant in Oman, and 20% of Taweelah A1, a desalination plant that produces 1,360 MW of electricity and 385,000 m3 / day of desalinated water. In July, 2004 two consortia, in which SEI participates, where awarded significant new contracts. In Oman, a consortium in which SEI holds a 50% interest, was awarded the contract to build, own and operate a 586 MW and 33 million Imperial Gallon / day (150,000 m3) facility over a 15 year firm contract. The planned commissioning of the Sohar project is in 2006-7. In Bahrain, a consortium in which SEI holds 45% was awarded a contract to build, own and operate a 966 MW facility, to supply electricity to the government under a 20-year firm supply contract. The Al Ezzel project in Bahrain is scheduled to deliver first power in 2006.

SEI holds a 95% interest in the 763 MW combined-cycle plant at Baymina, Turkey, with long-term contracts for its gas supply and power offtake.

LNG

LNG operations consist of transporting natural gas from producer countries to importer countries, using an infrastructure and ships specially designed for this purpose. This international trading is not subject to national regulation until it touches land.

SUEZ Global LNG, a wholly-owned subsidiary of SEI based in Luxembourg and London, is responsible for the following:

-

executing all of SEI’s short-term LNG trading activities throughout the world;

-

coordinating SEI’s fleet of LNG ships;

-

coordinating LNG supply negotiation for the SUEZ Group;

-

promoting the development of new long-term LNG ventures; and

-

holding all SEI interests in liquefaction projects.

Existing facilities and LNG regasification development projects, as well as their respective long-term LNG supply agreements, come under the SEI regional entities. For example, the Everett regasification plant, near Boston, belongs to SUEZ Energy North America.

As of December 31, 2004, SEI operates five LNG ships, with total capacity of 626,000 m3.

In Trinidad and Tobago, SUEZ Global LNG holds a 10% interest in Atlantic LNG 1, which owns and operates one of the three existing liquefaction trains, with a production capacity of 3.3 million tons of LNG per year. Atlantic LNG 1 shareholders also own the rights and related privileges to future expansions of liquefaction trains, but only up to a possible sixth train. SEI is not a co-investor in trains 2, 3 and 4.

Suez Energy Services

Fabricom

Fabricom designs, builds and ensures maintenance for electric, mechanical and climatic engineering facilities for industry, the tertiary sector, buildings, and large infrastructure works. It also provides services related to these activities. Fabricom offers its solutions and services mainly to three sectors: the industrial sector, the tertiary & construction sector, and the infrastructures sector.

Fabricom combines the vitality and flexibility of a dense proximity network consisting of more than 750 facilities with the qualities of a solutions integrator and a large project manager. Its business covers specialties that build on the know-how of its teams in areas with high added value.

-

In proximity businesses, the entrepreneurial culture translates into customer service delivered close to their facilities and needs, bolstered by access to the strength of a European network and the complementarity of its range of services.

-

In specialty businesses, development is driven by proficiency in the basic technologies, in order to offer cutting-edge development and to accompany customers through their own technological development.

-

Lastly, for large projects, which are mostly international and in chemistry/petrochemistry and the petroleum and gas sectors, Fabricom implements a specific methodology for both project management and contractual issues using specialized, multilingual teams.

Project management and pricing remain key elements of Fabricom’s business. Strict monitoring of the proposals, costs and contractual issues in progress determine the final profitability of each project.

Elyo/Axima Services

Elyo specializes in energy services. It was born out of the concept of public-private partnerships and outsourcing. It offers a wide range of customers – businesses, local authorities, and residential site managers – a set of effective and innovative solutions.

Elyo designs and implements long-term solutions that contribute to protecting the environment:

-

management of local energy networks;

-

management of energies and utilities required for industrial processes;

-

management and maintenance of thermal and technical equipment;

-

facilities management.

Elyo therefore manages energy services for more than 77 million m2 and 1.2 million dwellings. The installed thermal capacity is 11.6 GWth through urban heating and cooling networks.

Over the past few years, Elyo has developed many cogeneration projects in France and the rest of Europe, and operates gas turbines, gas engines and steam turbines on 156 industrial sites, hospitals and heat networks, generating a total of 1,282 MW of electricity.

Elyo is also involved in electricity generation and distribution in the Pacific and Africa.

With its integrator positioning and its proximity relations, Elyo plans to take advantage of the development opportunities available in cost management optimization, refocusing of companies on their core business, the opening of the energy markets, and the need to deal with environmental constraints.

Axima Services comprises a set of companies that focus on:

-

long-term technical management and maintenance of technical facilities;

-

facilities management.

Axima Services provides answers to the needs existing in the sectors where it is active. In additional to conventional techniques, Axima Services has extended its services to techniques that are more specifically geared towards airports, sports and recreation, and health care.

Engineering

For more than 100 years, Tractebel Engineering has dedicated its experience, skills and spirit of innovation to serve private and public companies, and national and international institutions.

Its mission is to help its customers reach their competitiveness, reliability and safety objectives. To do this, it develops innovative technological solutions that combine technical performance and cost savings, thanks to its multidisciplinary approach and its experience in operational support.

Over the years, it has emerged as a strong partner for engineering and computer services in the following areas:

-

electricity: electricity generation (including nuclear) and transmission;

-

gas and industry: gas storage, transmission and treatment, decentralized production of energy and service fluids;

-

infrastructure: transportation infrastructures (rail and water), dams, buildings and complex structures.

An international firm, Tractebel Engineering leans on a broadly decentralized organization, with subsidiaries and operational bases in more than 20 countries spanning 5 continents. With this network, it is close to its customers and can share its in-depth knowledge of the specific aspects of their markets.

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

In Europe, Electrabel’s and Distrigas’ principal competitors in markets open to competition are: in electricity, the German firms E.ON and RWE, France’s EDF and Italy’s ENEL; in natural gas, energy firms such as Ruhrgas, Gasunie and Gaz de France. As competition becomes more widespread, new competitors have arrived on the market such as the large European natural gas producers or specialized marketing companies such as Britain’s Centrica (which has taken a position on the Belgian market). In addition, in 1999 Fluxys lost its exclusive right to build and operate Belgian gas infrastructures. Competitors can now build and operate direct lines in Belgium.

We are also engaged in a policy to develop LNG activities. With Suez LNG NA and Fluxys, we are the only Group to have LNG terminals on both sides of the Atlantic, plus an interest in liquefaction in Trinidad, which gives us good arbitrage capacity. We believe that this gas segment is destined to grow quickly, particularly because of the depletion of the gas resources in the United States and ongoing improvements in technology.

In certain regions of the United States, the electricity markets currently suffer from excess supply increased by the slowing of the deregulation process. The current gas-electricity differentials (spark spreads) are too small in some regions for merchant production to earn adequate returns on capital in the short term sales on the spot market. In the medium term, it is unclear whether or not capacity surpluses in some regions will be absorbed by market demand growth and the closing of obsolete plants.

While a resurgence of electricity generation using coal and nuclear power could constitute an additional threat for the long-term profitability of combined cycle power plants against a backdrop of high gas prices, the political and environmental issues tied to these fuels are obstacles that will be difficult to overcome. Nuclear still has the bad reputation it gained in the 1970’s, and technological change in light of high gas prices could be an enabler for integrated coal gasification, which could be positive for the combined cycle technology.

Energy demand in most South American countries has been steadily growing in 2004. Reserve margins have declined in all Southern Cone markets although in Brazil the current spot prices are still low.

In general terms, prices are rising based on fuels evolution but the specifics in each market differ significantly. The Pacific Axis (Chile, Peru) remains more orthodox and prices tend to follow the hydrology conditions, the fuels evolution, and the new expansion costs and associated technologies. In the Atlantic (Brazil, Argentina), authorities facing tight macroeconomic restrictions have tried (successfully) to limit tariff increases. Focus has been given to preventing or postponing hikes at least for the pre-existing operations. Complex specific regulations are set in order to induce / stimulate new expansions.

In Asia and the Middle East, most countries have maintained various forms of regulated electricity and gas markets involving a central utility as a single customer for independent power producers. Certain countries, like China and India have taken first steps to unbundle the industry, but transparent rules leading to full and fair competition are not in place yet. Although the increase in energy demand in this region is generally high, viable investment opportunities are mostly limited in the short term for foreign investors and concern primarily new independent water and power projects in the Middle East, and new power projects in Southeast Asia over the next two years.

Since SEI is a diversified company active in many countries and segments of the electricity and gas value chain, its competitors are as numerous as they are varied, and often include local public enterprises and domestic operators. International operators – such as AES, Endesa, International Power and EDF – are certainly also competitors in several countries, but they are fewer in number in recent years, as many have filed for bankruptcy or refocused on their respective historical markets, often as a result of problems relating to residential electricity distribution, a segment in which SEI is not present.

Oil and gas companies such as Exxon-Mobil, Shell, BP, Total and BG Group have become important LNG competitors in the Atlantic Basin.

For Fabricom’s activities, the main markets are still France, Belgium and the Netherlands, with a significant presence in Great Britain, Norway, Germany, Switzerland, Austria, Luxembourg and Spain. In its businesses, Fabricom offers a European-wide position allowing it to rival its main competitors and serve its multinational customers. Whether in infrastructure, with approximately 20% of its activity, industry, with roughly 50% of its activity, or the tertiary sector, with approximately 30% of its activity, Fabricom uses the diversity and complementarity of its businesses to maintain and develop its growth in the specific competitive environment of each of these sectors and their projects. The operational entities of Fabricom use their project references to develop their portfolio of first-rate customers and compete with their competitors, including AMEC-Spie, VINCI Energies, Cegelec and Imtech. The markets where Fabricom does its business are characterized by a tendency to outsource, a shift in customer focus to their basic skills, and a demand for services with added value. As for its installation activities, development – especially for large projects – remains dependent on the economic situation and its effects on investments in the three sectors: industrial, tertiary and infrastructures.

In the energy services sector, the main competitors of Elyo and Axima Services in Belgium, France, Italy and Great Britain are Dalkia, a subsidiary of Veolia Environnement and Electricité de France, and Cofathec (a Gaz de France subsidiary).

On the cogeneration segment, Dalkia and RWE Solutions are among their most active competitors.

Environmental Aspects

We have taken measures to reduce the direct impact of electricity generation, energy services and gas activities on the environment. We implement sustainable development management that aims, among other objectives, to reduce the financial risk related to environmental management. Furthermore, compliance with the national and European legislation remains a constant objective.

Climate change

The risks and opportunities tied to climate change and the carbon constraint being applied increasingly to the activities of SUEZ’s Energy business line are explained in the "Environmental Policy" section in this document. We mention here a few significant initiatives undertaken by the Energy business line to illustrate our policy in this area.

For instance, Electrabel Nederland signed two voluntary agreements (covenants) with the Dutch administration: one requires Electrabel Nederland N.V. (as operator of a coal-fired thermal power station), to meet the objective of a total annual reduction of 0.466 million tons between 2008 and 2012; the other requires all Dutch electricity producers to rank among the top 10% worldwide in terms of energy efficiency by 2012. In 2004, the Dutch authorities announced that this covenant no longer applies to facilities in sectors covered by the SEQEN directive, among which Electrabel Nederland’s power plants.

For Electrabel Deutschland, in addition to the improvements already made in 1996, it is transforming a cogeneration facility in Saarbrücken into a combined cycle gas-steam turbine system (GST-CHP). In Poland and Hungary, several projects (cogeneration, biomass, alternative fuels, and energy efficiency) are currently being studied in order to decrease the emissions of the Group’s electric power plants. In Belgium, industrial commissioning of the Zandvliet GST power plant (385 MW in a 50-50 partnership with RWE) is scheduled for mid-2005. Furthermore, the use of biomass is favored, usually in generation combined with coal. Electrabel has increased the number of research programs in this field the past few years. Today, their fruit can be seen in several power plants. Since the spring of 2004, Awirs 4 is exclusively supplied with wood burning pellets and generates 80 MW.

In addition, in mid-July 2004, the largest wind farm in Belgium was inaugurated in Hoogstraten. These six new 2 MW generators raise Electrabel’s total wind energy output in Belgium to 42 MW, of which 15 through partnerships. Moreover, applications for permits have been made for another 100 MW.

Only half of Elyo’s energy production comes from conventional sources, and then mainly from natural gas. The other half comes from cogeneration, lethal energy recovery, and renewable energies. This energy combo, with its growing share of renewable energies, allows minimized consumption of fossil energy, and greatly reduces emissions compared to conventional technologies.

The Electrabel Trading Division, which specializes in the gas and electricity markets, enhanced its knowledge and the Group’s experience, and greatly developed its experience in emissions trading, making a growing number of transactions on the emerging CO2 market. This helped to establish Electrabel’s global position in emission rights, though the current regulatory uncertainty makes it impossible to have a clear and definitive idea of the quota deficit the Group will have to deal with.

In terms of the learning process (learning by doing), Electrabel actively participated in emissions trading simulations in the Eurelectric association, and in the activities of the European Commission expert group on emissions trading. Furthermore, SUEZ-TRACTEBEL is an active member of the International Emissions Trading Association, which comprises the most proactive companies in the field, thereby taking advantage of important operational information exchanges and the fact that the association’s opinion is highly respected by international authorities.

Early 2004, following an international call for tenders, the European Commission chose Trasys to develop a central software system for the European Union emission quota trading system. European Commission and Trasys experts, assisted by Tractebel Engineering experts, collaborated to develop the Community International Transactions Log (CITL), the core of the exchange system. The CITL is an electronic database that records delivery, transfer and cancellation of emission quotas in the European Union and checks whether the transactions are compliant with European legislation in terms of emission quota trading. The CITL got a positive reception at the Conference on Climatic Change held in Buenos Aires in December 2004. The CITL has been operational since January 1, 2005, the date initially set by European legislation in emission quota trading.

Electrabel invested US$ 5 million in the World Bank’s Carbon Prototype Fund, and will chair its investors’ committee for the third straight year (six governments and 17 private corporations). In 2004, the Fund continued to select projects in developing countries and in Central and Eastern Europe. Important progress was made with the first Chinese projects as part of the Clean Development Mechanism (CDM). Despite delays due to the difficulty in preparing such innovative projects, saved emission purchase contracts will total US$ 160 million in June 2005, thus completing the first phase of the fund (prospecting and development) with a portfolio of some 35 projects. In four years, the fund will have examined more than 400 projects to build this portfolio, which is diversified in terms of technologies used, gases targeted, and geographic distribution. The experience acquired in the development of projects to combat climatic change is capitalized and redistributed in the subsidiaries to allow them to launch their own projects and thereby facilitate the detection of investment opportunities. Several persons in the Group also followed specialized training programs at the Carbon Finance Unit of the World Bank in Washington.

Except for Canada, SEI is only active in the countries not included in Appendix 1 of the Kyoto Protocol, or in countries in Appendix 1 which refused to ratify the Protocol, and which are therefore not required to reduce their greenhouse gas emissions. It follows that in the foreseeable future, SEI’s subsidiaries will not be faced with regulatory constraints on greenhouse gas emissions (except for the West Windsor power plant in Canada, which is a 112-MW gas cogeneration facility).

The experience gained at Group level on flexibility mechanisms allows SEI’s subsidiaries to design and document projects for preparing their integration in CDM, while remaining close to their core skills. SEI is therefore quite ready to seize opportunities on this still immature market. A hydraulic project in Chile and a biomass cogeneration project in Brazil are already under way, and other concepts are being prepared. As for Electrabel, it is testing the institutional procedures for Joint Implementation (JI) projects, using a coal and biomass co-combustion project in Poland.

One of the critical phases of the profitability evaluation for CMD or JI projects hinges on establishing the basis according to which emission reductions will be measured. Aware of this issue, Tractebel Engineering has developed skills and experience that allow it to offer the Group and its customers solid expertise in this area.

Nuclear power

Our two Belgian nuclear sites, Doel and Tihange, provide more than 55.5% of electricity production in Belgium. This production, compared to the best technologies based on natural gas, makes it possible each year to avoid 20 million tons of CO2 emissions from plants, and thus contributes to reducing greenhouse gas emissions.
A regular reduction in volumes of waste with low and moderate radioactivity has been recorded. In fact, in terms of produced kWh, the volume of waste in 2004 was half that in 1998. This is result of constant technical and management efforts.

The related liquid and gas emissions remain well below authorized limits.

Following the government’s 1999 accord, a law was adopted in January 2003 addressing the progressive withdrawal of nuclear energy from electricity production. This plan essentially calls for the deactivation of nuclear stations 40 years after they are commissioned, as long as replacement solutions are available, and prohibits the creation or operation of new units. Nevertheless, in the case of an act of God affecting the security of supplies, the government is authorized to make certain exceptions. Under this law, the first decommissioning would take place in 2015.

The fuel used by Electrabel’s nuclear power stations is primarily enriched uranium, although in certain cases, a mixture of uranium oxide and plutonium oxide is used. All power plant supplies are handled by Synatom, a company owned by Electrabel, in which the Belgian government owns a "golden share". The "golden share" allows the government to oppose any decision deemed contrary to national interest, and to be represented on the Board of Directors, on which the Belgian state has two members. Synatom is supplied through long-term contracts with several foreign suppliers.

The downstream segment of the nuclear fuel cycle represents all operations related to this fuel after its use in a nuclear reactor. The costs involved in this portion of the cycle are and will be covered by provisions funded within Synatom. These provisions, which totaled approximately €2.7 billion at year-end 2004, are governed by the law of April 11, 2003.

Through its ongoing assistance to Electrabel, Tractebel Engineering is helping to improve the operational performance of the Doel and Tihange nuclear power plants (optimization of operating point, reduction of specific uranium consumption, etc.).

Furthermore, Tractebel Engineering is actively participating in improving the environmental impact of the nuclear industry in several countries: preparation of shutdown and dismantling of Ignalina power plant (Lithuania), which includes treatment/safe conditioning of process waste, and supply of a treatment/conditioning facility for process liquid waste that is currently stored at the Chernobyl power plant site (Ukraine).

Access to renewable energy sources

We are continuing to develop our access to renewable energy sources. Electrabel’s strategy demonstrates its strong commitment to reducing CO2 emissions, within the framework of the Kyoto protocol and European rules relating to reducing emissions of greenhouse gases. The share of hydraulic energy in its overall production facilities, and the growing share of other renewable energies allows the Group to combine ambitious environmental objectives with a high level of performance.

Electrabel is making a special effort to adapt certain traditional plants to production based on biomass: major plans are now either completed – as in 2004 in Poland (Polaniec) – in progress, or under study. Furthermore, the number of wind farms and wind projects is growing. In this area, in addition to projects in France (in partnership with the CNR, in which Suez has a 49.9% interest, on the Iberian peninsula and in Italy (in partnership with Gamesa), and the commissioning of two wind farms in the Generg program in Portugal, in which Suez has a 43% interest, 12 MW were commissioned in Belgium in 2004. Other projects are under construction or being examined by the administrative authorities, targeting an installed power of approximately 100 MW. On the other hand, the development of a wind farm in the North Sea, although authorized by the previous Belgian government, was slowed following a negative decision by the State Council.

In the United States, SEI operates 15 biomass plants (wood, biogas and black liquor) with total capacity of 348 MW.

In Brazil, Tractebel Energia also recently commissioned the Lages biomass plant (23 MW and 25 t/h steam) in Brazil. Tractebel Energia operates six hydro-electric power plants totaling a combined rated power of 5,754 MW, and plans to begin work on two new units with a combined rated power of 1,328 MW.

In Chile, Colbún, in which Suez has a 29% interest, operates five hydro-electric power plants totaling a combined rated power of 697.5 MW, and began construction of a new 70-MW unit in December 2004.

In Laos, Houay Ho Power Cy operates a 153-MW hydro-electric power plant.

In Peru, Enersur will acceptance-test a 130-MW hydro-electric power plant around mid-2005.

SEI is not the 100% owner of all the projects it operates. The figures provided here represent the total capacity operated by SEI.

Pollution reduction and monitoring

In 1991, Electrabel concluded a voluntary agreement with the Belgian administration to reduce acid emissions from its power plants. In 2003, the reduction (compared to 1980, the base year) of sulfur dioxide and nitrogen oxides was roughly 93.2% and 66.0%, respectively. This agreement expired end 2003. In Flanders, via the Professional Federation of the Electricity Sector (FPE), Electrabel and the Flemish Region reached an agreement on future SO2 and NOX emissions. The new environmental policy agreement sets ambitious objectives for the 2005-2009 period. The agreement enters into force on January 1, 2005 and covers existing Electrabel facilities. The electricity producers SPE and Aspiravi also participated. In Wallonia, discussions to reach a new sector agreement are not yet completed.

Elyo uses a wide range of techniques to continue to reduce its emissions: reduction at source thanks to an appropriate energy combination; water injection to reduce dust; urea injection to control nitrogen oxides; and optimization of combustion and fume treatment. This set of measures can already be very favorably compared to those of competing facilities: this is particularly the case for urban heating systems, whose emissions are much lower than those that would be generated by tens of thousands of individual systems.

Furthermore, Elyo has set up an efficient system for monitoring its emissions. Its software package VALERI automates the continuous self-monitoring required by large combustion and incineration facilities. It is now available in a version that satisfies the slightest details of the two extremely stringent corresponding European directives (whose application ranges between 2003 and 2008), making it an unparalleled tool. Its distribution has been industrialized by TINEA, a specialized INEO entity.

Pathogenic organisms

Certain parts of our installation cooling systems are fed with river water. During some periods of the year, pathogenic organisms can develop in the cooling system, stimulated by a favorable temperature. To prevent or at least control this phenomenon, analysis and studies have been carried out for several years, and methods have been developed to combat these organisms. The operational phase has just begun, monitoring and injecting preventive quantities calculated to minimize the environmental impact. Initial results are in line with objectives. A decision logic diagram was developed and implemented in 2004. The first results meet the objectives. Electrabel’s Belgian laboratory Laborelec is conducting the scientific monitoring and managing the various phases of application. Furthermore, in 2004, a plume condensation method was developed to evaluate concentrations of pathogenic organisms in the steam as it leaves the cooling towers.

Moments of crisis, in France in particular, have induced a more sophisticated and clear perception of legionella hazards. Elyo presented to its customers the basis for solid control, and suggested an optimized operating approach suited to each facility, that is easy to integrate in existing services. As opposed to partial and occasional initiatives, it involves a global approach over the long term. It is based on special research conducted by the Group’s research centers, combined with Elyo’s operational experience, which covers tertiary and residential sites as well as industrial facilities.

PCB

In the 1980s, several governments, as well as insurance companies, recommended the use of askarel transformers to reduce the risks of fire hazards at the Company’s facilities. Later, it was announced that the principal chemical element of this product, namely "PCB," was dangerous for the environment and that its use would be prohibited by 2010. To comply with the international agreement and its implementation in Europe and Belgium, agreements with the Belgian authorities were signed to identify the facilities in question and to schedule its elimination on final decommissioning following authorized procedures. This elimination has to be conducted according to a linear program and the Group is ahead of the agreed schedule. Furthermore, Electrabel has developed the Electrabel PCB Full Service which its customers can call on for removal of their equipment containing PCB.

ISO 14001 – EMAS

Several electric power plants, including the two nuclear sites, earned ISO 14001 certification and/or participated in the EMAS system. Approximately 50% of the total power of Electrabel’s generation facility in Europe is covered by an ISO 14001 certificate. The procedures designed to improve its environmental results are being continued, and certification procedures are being prepared on several sites.

Several SEI power plants have also obtained ISO 14001 certification. Others are currently involved in the procedure to obtain certification.

Each year, Elyo and Fabricom also obtain new ISO 14001 certifications. This was the case in November 2004 by Elyo’s Ile-de-France "Industrial Cogeneration" agency. It was the first time at Elyo that this environmental management system was certified for an agency and not a specific site.

Through its environmental management program, both Elyo and Fabricom also help their customers obtain certifications, and more generally contribute to their improvement objectives, which can also be done by integrating the environmental dimension in ISO 9000 programs.

Tractebel Engineering makes a positive contribution through its ISO 14001 and EMAS support consulting services, offered since 1996. In 2004, Tractebel Engineering helped the Total Petrochemicals’ Feluy site obtain ISO 14001 certification by training its personnel (more than 500 people) and conducting a team internal environmental audit of the plant.

Energy efficiency

Electrabel offers its customers a full range of services, allowing them to follow consumption data for electricity, natural gas, water and fuel via secure Internet connections, and in this way to adapt its consumption and develop an efficient energy policy. Electrabel also offers its customers a large selection of courses that focus on rational energy use. In addition, it offers customized energy and technical audits.

Since 1990, Electrabel has commissioned some 20 natural gas power plants equipped with gas turbines: combined cycle power plants (or gas-steam turbine: GST) and cogeneration units. In Antwerp, at the BASF chemical company, in Spain at Castelnou, and on various Italian sites, projects for new GST units are underway or being prepared. These GST power plants reach yields of close to 55%, and are among the most efficient production techniques.

Moreover, Electrabel belongs to a European association comprising both the largest electricity producers and power plant builders. This consortium is working on a project designed to significantly increase the yield of future coal-fired power plants in order to push it above the 50% bar.

Elyo develops its expertise with a constant view to improving energy efficiency, optimizing its facilities and those of its customers in order to reduce consumption without affecting customer comfort or the quality of its supply. The same holds true for each stage of Elyo services, from initial diagnosis to implementation, and in the choice of equipment and energy type. Furthermore, Elyo makes sure that the yields of energy systems do not lessen over time. A drop in yield could arise, for example, due to the drift of a sensor or an inappropriate operation, or it could be the indirect consequence of a change external to the system. In fact, in most cases it is due to a combination of causes. As operator of the facilities entrusted to it, Elyo reacts to any event, calling on its expertise. It commits itself over the long term through result-based contracts, thereby guaranteeing environmental performance over time.

As for Fabricom, in particular in its refrigeration activities, it advocates using those refrigerating products that are the least harmful to the environment.

ENVIRONMENT

SUEZ Environment provides equipment and services essential to life and to the protection of the environment in the water and waste service sectors: production and distribution of drinking water, collection and treatment of waste water, recycling and waste treatment. It performs 77% of its operations in the European Union, which remains the primary target of its business activity and its development.

SUEZ Environment sells its services and equipment under the international brands Ondeo, Degrémont and SITA, and seeks to create synergies (particularly commercial) among its core businesses to improve service effectiveness, using a decentralized, customer-based organization.

Ondeo is active through the entire water cycle:

For local authorities:

-

Production, treatment and distribution of drinking water;

-

Purification of waste water and sludge recycling;

-

Collection and treatment of rainwater;

-

Management of customer relations.

For industrial firms:

-

Operation, maintenance and optimization;

-

Equipment and engineering;

-

At-site services.

Ondeo combines the skills of its personnel and technical resources in water services, and relies on an advanced research center that allows it to offer long-term partnerships and solutions adapted to the needs of its customers.

Degrémont is the water treatment station specialist within SUEZ Environment.

As designer, builder and operator, Degrémont offers local municipalities expertise in drinking water production facilities, desalination plants, purification stations and sludge treatment facilities. With over 10,000 water treatment facilities constructed around the world, Degrémont is a global specialist in water treatment.

SITA offers services in all waste segments:

-

Waste collection, sorting, treatment and recycling for local municipalities, consumers and manufacturers

-

Material, energy and agricultural waste recycling

-

Urban cleanup and sanitation

-

Industrial waste services.

According to internal estimates based on data published by our competitors, SITA is ranked third worldwide and first in Europe in revenues.

2004 was marked by the continuation of the Group action plan designed to improve operating profitability, reduce risks, particularly emerging country risk, and reduce debt.

Organization and key figures

The following table presents comparable revenue and employee figures for the Environment businesses, excluding Nalco, for the last three fiscal years.

	Year ended
	Dec. 31, 2004(1)	Dec. 31, 2003	Dec. 31, 2002
	(in € millions, except employee data)
Sales revenues	11,406	12,142	12,939
Number of employees	72,781	82,076	97,040

(1)

Including Ondeo Industrial Solutions, which was integrated into SUEZ Environment in 2004.

Organization

SUEZ Environment does delegated water and sanitation management, water treatment engineering and waste collection and treatment.

The various operations of SUEZ Environment come under the following four operating divisions:

-

Water Europe

-

Waste Services Europe

-

Water and Waste Services International

-

Degrémont

Water Europe (2004 sales revenues: €4.1 billion)

Europe in the main market for SUEZ Environment in the water segment.

Lyonnaise des Eaux France represents 64% of our revenues earned in Europe, with the balance primarily generated in Spain through our partnership with Aguas de Barcelona (Agbar).

SUEZ Environment is also established in the United Kingdom with the Northumbrian Group, in Germany (Eurawasser), and in Italy (Acque Toscane and Nuove Acque). Management believes the latter two markets offer major development opportunities.

Waste Services Europe (2004 sales revenues: €4.4 billion)

SUEZ Environment has focused on the following subsidiaries: SITA France and its subsidiaries, including Novergie and TERIS. for hazardous waste in France, SITA UK, SITA Deutschland, SITA Nederland, SITA Sverige in Scandinavia and SITA Belgium.

Water and Waste Services International (2004 sales revenues: €2.0 billion)

Outside the European Union, SUEZ Environment is active in 26 countries, but is primarily focused on Central Europe and six countries, the United States, Argentina, Chile, Brazil, Morocco and China.

The combined organization of Water and Waste Services activities allows it to generate cost synergies in the field, offer joint products and, depending on the country, to build on the commercial development already achieved by each business.

Degrémont (2004 sales revenues: €0.8 billion)

Degrémont, a wholly-owned subsidiary of SUEZ Environment, is the water treatment plant specialist.

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

Strategy and Commercial Development

As the list of significant events for the financial year demonstrates, in 2004, SUEZ Environment focused on laying the foundations for profitable organic growth, thus avoiding the need to make fundamental changes to the scope of its business.

Demand for environmental services is growing, particularly in European countries, where environmental standards are encouraging increasingly sophisticated and reliable services. The pressure applied generally on public expenditure and the price of public services is also driving greater efficiency and, therefore, new markets for private companies in these sectors, particularly within the framework of public-private partnership agreements.

Given its number two position in environmental services in Europe, SUEZ Environment believes that its recognized experience, competitive positioning, and size are factors that will allow it to take advantage of this growth, while obtaining the best outside financing available for its infrastructure (European funds, bilateral aid, etc.) and/or partnership agreements with local companies.

At the beginning of 2004, Cottbus (one the largest cities in the German state of Brandenburg) entrusted SUEZ Environment subsidiary Eurawasser with operational management of the public/private partnership Lausitzer Wasser GmbH & Co KG (LWG). Under the agreement, Eurawasser will manage the water supply and waste water treatment services for Cottbus and its 26 surrounding districts (140,000 people in all) for the next 25 years.

Outside the European Union, SUEZ Environment has concentrated on consolidating its presence in central Europe and 6 key non-European countries: the USA, Mexico, Argentina, Brazil, China and Morocco. The challenge for SUEZ Environment in these countries begins with consolidating its existing position and maximizing profitability before seeking further growth. It is as a result of this policy that SITA tendered for the supply of waste management services to the city of Casablanca, winning one of the three international bidding rounds. The contract, which came into effect on March 1, 2004, covers urban cleaning services and household waste collection in the city centre, business districts and residential areas, thus serving the needs of 1.2 million city dwellers. The revised shareholding structure at Lydec, which saw the withdrawal of EDF, Endesa and Agbar, has enabled the involvement of two Moroccan shareholders: RMA Wataniya (21%) and the Caisse de Dépôt et de Gestion (20%).

In Brazil, where the household waste collection contract in Sao Paulo came to an end, SUEZ Environment subsidiary Vega was awarded a 20-year concession for the collection and treatment of municipal solid waste from one part of the city.

In the rest of the world, highly selective growth may be planned with the assistance of international financial institutions, provided it meets the Group’s requirements for profitability and risk reduction, particularly in emerging countries.

The year saw a very significant influx of new orders for Degrémont, with the implementation of major contracts like the one to provide waste water treatment services in Halifax Bay (Canada), and significant successes in France, which kept its order book well-filled. Degrémont continues to grow its services and equipment sales activities. The selective approach applied to Design & Build contracts in recent years was tightened further during the year. 2004 was also marked by difficulties in its UK subsidiary, which resulted in its restructuring and a standstill in sales growth.

During 2004, SUEZ Environment withdrew from non-core activities, disposing of:

-

Temaco, the SITA subsidiary which provided and maintained wheeled household waste bins, which was sold to Plastic Omnium;

-

Mirec, another SITA subsidiary, this time specializing in the end-of-life dismantling and reconditioning of electrical and electronic equipment.

At the same time, SUEZ Environment devoted great energy and determination to resolving contractual problems, particularly in Argentina, Jakarta, Manila and Puerto Rico.

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Law) was passed in January 2002. In 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID). Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedures are aimed at obtaining an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the Argentine peso’s devaluation. The related proceedings are currently underway. An initial arbitration hearing took place on June 7, 2004 and claims were filed for each of the following concessions: Aguas Provinciales de Santa Fé (September 20, 2004), Aguas Cordobesas (October 5, 2004) and Aguas Argentinas (January 3, 2005). While the Argentine economy was more stable in 2004, it continued to suffer from the devaluation of the peso. Against this backdrop, in May 2004, SUEZ Environment signed an agreement («Acta Acuerdo») with the Argentine government as a transitional stage in the renegotiation of the Aguas Argentinas concession contract. This agreement provided for the continuity of water and sanitation services in 2004 for the entire concession area. Two months later, in July 2004, Aguas Argentinas signed an interim financial agreement with private banks and multilateral organizations which provided for a debt reduction through a partial debt repurchase comprising a 35% discount on the repurchased debt total. The agreement also provided for interest rate adjustments for the period between 2002 and 2004. A similar transitional agreement was signed in October of the same year (for 2004) between Aguas Cordobesas and the provincial government. These transitional agreements terminated on December 31, 2004.

Negotiations between the water concession holders and the concession granting authorities started up again in early 2005 but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows. In May 2005, Aguas Provinciales de Santa Fe notified the Provincial Government of its decision to rescind the concession contract for failure of the Province to supply adequate remedies and the Province has rejected this decision.

In Jakarta, negotiations progressed throughout the year with the concession-granting authority over the definition of price adjustment mechanisms. They resulted in an addendum to the concession contract, which was signed by the Company and its customer on December 24, 2004. The provisions initially recorded by the Group in 2002 have been reviewed to reflect the favorable influence of this agreement on the Company’s future cash flows.

As part of its withdrawal from the concession contract in Manila, SUEZ Environment signed a new preliminary agreement in September 2004 providing for the purchase of its holding by the concession-granting authority (MWSS) in conjunction with the latter’s drawdown of the performance bond. This preliminary agreement should be followed by application agreements enabling the realization of the various bonds involved. At this stage, the provisions recorded in 2002 to cover all the Group’s commitments remain unchanged.

On January 13, 2004, and in agreement with its customer, the Puerto Rico Aqueduct and Sewer Authority (PRASA), Ondeo de Puerto Rico terminated the Operations & Maintenance contract signed in May 2002. On April 1, 2004, the island’s government (via PRASA) resumed control of all the services previously supplied by the Company, with the full cooperation of all the teams at Ondeo de Puerto Rico. This event had no negative impact on the 2004 accounts, since all the contract termination costs were the subject of provisions recorded in 2003.

In Chile, the disposal in July to Agbar of 30% of the shares in IAM (which holds 51.2% of Aguas Andinas) enabled SUEZ Environment to cut its debt by €220 million, at the same time as reducing its exposure in emergent countries.

2004 Significant events

January 2004

•

Eurawasser won the contract to provide water supply and waste water treatment services to the German city of Cottbus and its 26 outlying districts (140,000 people in total). The 25-year contract is worth €28 million in terms of annual revenue.

•

Ondeo de Puerto Rico terminated its water supply and waste water treatment service contract for the entire island in agreement with the local government. This O&M (Operation & Maintenance) contract began in May 2002.

•

SUEZ Environment water distribution and waste water treatment subsidiary Lydec assumed responsibility for the public lighting system of Casablanca.

February 2004

•

Ondeo Industrial Solutions signed a 20-year contract to supply overall water management services to the BP petrochemicals and refining complex at Grangemouth in Scotland. The contract is worth €120 million in revenue terms.

•

SITA Ile-de-France was awarded a 3-year global waste management contract for the Shell industrial plant at Nanterre, near Paris.

•

SITA Remediation, which specializes in the rehabilitation of polluted sites and soils, won two major contracts: Millenium Chemicals in France and Perfostati in Italy. Together, these new orders are worth €13 million in revenue.

March 2004

•

SITA was awarded the contract to provide urban cleaning and household waste collection services in central Casablanca, with its population of 1.2 million. The 10-year contract will generate total revenue of €102 million.

•

Ondeo Industrial Solutions began work on two major engineering and operations contracts: one with AMD in Germany and the other with STMicroelectronics Catania in Italy. The total revenue generated by both new contracts will be €25 million.

•

SITA UK began operation of its Isle of Man incinerator under a 25-year O&M contract.

•

Degrémont partially disposed of its two Mexican BOT contracts (Cualiacan and Ciudad Juarez).

•

Water and environmental consulting engineers Safege tendered successfully for the modernization of the waste water treatment system at Gliwice in Poland, winning a contract worth €2 million.

April 2004

•

Degrémont started work under its €28 million contract to build the new Liège-Oupeye waste water treatment plant in Belgium.

•

Novergie was awarded a 15-year contract to operate the Mulhouse incineration plant. This contract will generate total revenue of €185 million (starting in 2005).

•

Lyonnaise des Eaux France renewed its drinking water outsourcing contract with SIVOM for the Issoire region for a further 12 years, in an arrangement worth a total of €51 million.

May 2004

•

Aguas Argentinas signed an Acta Acuerdo (memorandum of agreement) with the Argentinean government, under which the Company is able to continue operating until the end of 2004 and make the investment required to ensure the quality of service provided to 11 million customers in and around Buenos Aires.

•

With its acquisition of Delta Milieu Afvallogistiek BV, SITA Nederland strengthened its position in the Industrial and Commercial Waste Collection market of the Zeeland region. The new acquisition contributes additional revenue of €12 million.

•

United Water acquired New York South County, a regulated American water supply and waste water treatment company, at a cost of US$ 3 million.

•

Ondeo IS signed a contract with cheese manufacturer Bel for the construction and operation of an effluent treatment plant at the Company’s Evron site in France.

June 2004

•

Degrémont signed a BOT (Build Operate and Transfer) contract with the city of San Luis Potosi in Mexico for the design, (2-year) construction and (18-year) operation of a waste water treatment plant capable of recycling the 80,000 m3 of waste water generated by the city daily for use by industry and agriculture. This contract is worth €263 million.

•

Argentinean waste services company CLIBA was sold to ROGGIO by SUEZ Environment and Agbar, which formerly held 60% and 20% respectively.

•

Degrémont was appointed by German water distribution company Wte Wassertechnik Gmbh to build one of the world’s largest membrane ultrafiltration plants in Moscow. The contract is worth €35 million.

•

In Canada, Degrémont won the CAD 80 million contract to provide waste water treatment services in Halifax Bay. The project involves the construction of three waste water treatment plants at Halifax, Dartmouth and Herring Cove.

•

Degrémont won a US$28 million seawater desalination contract in Chile in a tendering round initiated by Minera Escondida Limitada. The project is designed to supply water to the Company’s copper mine at Antofagasta.

July 2004

•

AGBAR paid €43 million to secure the water management contracts of the Ferrovial Group. The transaction covers 14 concessions in a number of Spanish cities.

August 2004

•

SUEZ Environment sold Agbar 60% of its holdings in Chile at a cost of €139 million.

•

Swire SITA won the contract to renovate a waste storage centre at Pillar Point in Hong Kong.

September 2004

•

Sino-French Water Development entered into exclusive negotiation for the new water concession in the Tanggu district of China. This contract will generate annual revenue of €15 million over 35 years.

•

SITA Sud won the household waste collection contract for Montpellier Nord. The contract will generate total revenue of €19 million.

•

Ondeo Industrial Solutions Italy and the Italian ENI group signed an €11 million contract to supply engineering services and equipment for a drilling water treatment plant at the Raffineria di Gela.

October 2004

•

Degrémont and Sino French Water Development won two contracts at Qingdao in China. The first is for the construction of a new drinking water production plant by Degrémont, whilst the second covers operation of the plant for 25 years by Sino French Water Development.

•

BAL-ONDEO and its Mexican partner Peñoles extended their service contracts with SACMEX, Mexico’s municipal water company, for a further 5 years in a deal that should generate €80 million in revenue.

•

Vega in Brazil won the 20-year waste collection and treatment contract for northern Sao Paulo. The contract will generate an estimated €68 million in revenue annually.

November 2004

•

SITA France began work on the Agora project to refurbish the former Metaleurop Nord site at Noyelles-Godault (Pas-de-Calais).

•

The tender submitted by SITA Deutschland won the household waste treatment contract for Baden-Baden and Rastatt. The 12-year contract is worth a total of approximately €70 million in revenue.

•

Lyonnaise des Eaux France won the 12-year €12 million waste water treatment contract for the town of Colombes.

December 2004

•

SITA France and GEODIS addressed the needs of industrial companies and local authorities by setting up a joint venture specializing in the management of Electrical and Electronic Waste.

•

SITA Ile-de-France won the 7-year €25 million household waste collection contract for the Communauté Arc de Seine.

•

An addendum to the Jakarta concession contract was signed on December 24.

•

Degrémont sold its Puebla treatment plant, whilst retaining the right to operate it.

Events since closing

January 2005

•

As a result of action by the popular movement led by FEJUVE (the Federation of Districts) since the end of November 2004, which demands the expulsion of Aguas de Illimani (the water supply and waste water treatment concession for the cities of El Alto and La Paz in Bolivia), the Bolivian government agreed on January 12, 2005 to terminate the contract. SUEZ Environment agreed to a negotiated withdrawal, subject to fair valuation of Aguas de Illimani, adequate recognition of the work done and the payment of compensation.

February 2005

•

The titles of Services Matrec Inc (ex SITA Canada) have been transferred to Transforce for CAD 19 million.

April 2005

•

SUEZ Environment sold its remaining 25% stake in Northumbrian Group plc to Ontario Teachers' pension plan for €377 million, generating a capital gain of about €260 million.

•

A rehabilitation plan was signed on April 29, 2005 between Maynilad creditors, shareholders and MWSS which consists of absorbing the Maynilad estimated accumulated deficit ($139 million) by debt write-off ($44 million), equity reduction and surrendering of shares ($96 million). This rehabilitation plan approved by the Court of Quenzon City on June 1, 2005 will lead to a reduction of Suez Group shareholding in the company from 40% to 16%.

May 2005

•

The Board of directors of Aguas Provinciales de Santa Fe voted to rescind the concession contract for failure of the Provincial Government to provide adequate remedies. The Provincia of Santa Fe has rejected this decision and judiciary proceedings may follow locally.

Business Activities

Although the Group is aiming to systematize and accelerate the integration of its industrial processes, the activities are described here separately by core business (Water, Waste Services) rather than as a function of SUEZ Environment’s new matrix organization.

WATER

Water management

SUEZ Environment provides water and sanitation services in 25 countries. SUEZ Environment is the second-largest water management company in Europe1

, serving 33 million drinking water customers and 20 million sanitation customers. It manages reservoirs, aqueducts, distribution networks (water pipelines and connection pipes), wastewater flow networks and treatment stations for municipalities, other local governments, and industrial enterprises.

Its activities also include meter reading and collecting payments from end users. Operations vary depending on the country and customers served.

The Group generally operates under the following types of contracts:

-

Operation and maintenance contracts for water and wastewater treatment facilities, financed and built by the local community. In the contract signed with the municipality, the SUEZ subsidiary is appointed as operator for a period generally ranging from 5 to 20 years, and the subsidiary bills the local government or the consumer for its services.

-

Concession contracts: these contracts cover the construction and financing of new facilities, as well as distribution, maintenance, and management services. In the case of existing facilities, the Group assumes responsibility for the renovation or extension of the installation. Under this type of contract, it usually bills consumers for its services. When a Group subsidiary builds wastewater treatment and management facilities, it generally operates them for periods ranging from 20 to 30 years, after which ownership is transferred to the local authorities. In some cases, the Group also owns the assets.

France

In France, local municipalities are responsible for the management and distribution of drinking water, and for the collection and treatment of waste water. They may delegate these activities, in whole or in part, to private companies under farm-out contracts or concession. The industry estimates that private companies provide drinking water distribution services (thus billing the consumer for the entire water and sanitation service) for approximately

1 Source: Masons Water Yearbook 2003-2004.

80% of the population1, although their revenues represent only about 35% of the water market in France.2 The remaining 65% represents the local governments’ portion (some 45% of the market) and the total taxes and royalties collected for the Water Agencies and the French government (approximately 20%).3

Lyonnaise des Eaux France, a subsidiary of SUEZ Environment, is the second largest private company in the market4

In the waste water market (collection and treatment), approximately 53% of the population is served by private companies and 47% by municipalities1.

The Group’s contracts in France, both for water distribution and wastewater services, are generally for periods ranging from 10 to 20 years.

European Union

In the European Union outside France, SUEZ Environment operates through ownership interests in publicly traded companies in Spain and Great Britain, as well as through some contracts, particularly in Italy and Germany.

The Group’s U.K. subsidiary, Northumbrian Water Group, in which SUEZ Environment held a 25% stake, builds and operates water and wastewater treatment facilities primarily in the U.K., but also in Ireland and Gibraltar. In England, Northumbrian Water Ltd (NW) operates in a strictly regulated context, where rate changes are decided by the Office of Water Services (OFWAT): for the most recent price adjustment, the latter granted NW an average annual rate increase of 3% over the 2005-2010 period.

In April 2005, SUEZ Environment sold its 25% stake in Northumbrian Water Group to Ontario Teachers’ pension plan for €377 million.

In Spain, SUEZ Environment has a 25.8% interest in Aguas de Barcelona (Agbar), which is the private sector market leader in Spain for water distribution. Agbar has developed a strong presence in Latin America, particularly in Argentina, Chile, Colombia, and Uruguay. Most SUEZ operations in Latin America are undertaken in partnership with Agbar.

In Italy, the Group is based in Tuscany, namely in Pisa, alongside ACEA, and in Arezzo.

In Germany, the Group, which was already present, specifically at Rostock, won in January 2004 bid for the partial acquisition of the Cottbus water management company.

SUEZ Environment has been active for many years in some of the 10 new member countries of the European Union: the Group provides drinking water and water treatment services to several regions of the Czech Republic, where it has been present since 1993, as well as drinking water services in Budapest, Hungary (in partnership with RWE). It has also been established in two other Hungarian cities since 1994, and in Trencin, Slovakia, since 1999. It has a contract to build and operate the water treatment plant in Maribor, Slovenia.

Worldwide

Worldwide, SUEZ Environment provides drinking water and sanitation services in partnership with local investors or local governments, as well as through affiliate companies or enterprises that are majority held by local interests. In the water management segment, the Group’s revenues outside the European Union represent about 26% of total sales. Concession agreements outside France are generally for 25 to 30 years.

 1 Source: Information report on water management in France, prepared on behalf of the Territorial and Sustainable Development Delegation by Mr. Jean Lounay, recorded in the National Assembly on November 3, 2003.

2 Source: “The status of eco-enterprises” – Economic Studies and Environmental Evaluation Office – Ministry of Ecology and Sustainable Development, December 18, 2003.

3  Source: Letter from the Union of Professional Water and Sanitation Service Suppliers, November 2002.

4 Source: Masons Water Yearbook 2003-2004.

In 1997 in Morocco, the Group won a 30-year concession contract for water distribution, sanitation, and electricity distribution for some 4 million consumers in Casablanca. The Group also has an operations and maintenance contract in Amman, Jordan and in late 2002 obtained a similar contract in Tripoli, Libya.

In the United States, over 80% of water services are supplied by municipal or government agencies, which are increasingly seeking partnerships with private operators to supply drinking water and sanitation services.

The Group is present through United Water, the second largest company in the private market (through 82 subsidiaries). Its principal business is providing water for consumers in areas where its regulated service subsidiaries have franchises or other rights to provide these services (rate-regulated market). United Water is active in 18 states, mainly in the eastern United States. In the deregulated sector, United Water Services provides water distribution and sanitation services under operating and management contracts with municipal governments.

In South America, SUEZ Environment serves 21 million customers. Argentina was the first country in Latin America to call on private operators to manage its water services: the Group has been present in the country through Aguas Argentinas since 1993, when it obtained a 30-year concession for the water and sanitation services for Buenos Aires (7.9 million consumers). It also has 30-year concessions in Santa Fe and Cordoba (Argentina). Despite the difficulties encountered as a result of the devaluation of the Argentine peso and the non-application of contractual rate increases, the Group has maintained its operating presence under its three Argentine contracts and has initiated an international arbitration proceeding, as well as negotiations with the awarding authorities and banks, to enforce its rights and to restore the economic and financial balance of the contracts.

SUEZ Environment also provides water services to Limeira and Manaus (Brazil).

In Asia, the Group is managing a 25-year water management concession in Macao. The Group is active in China through 18 subsidiaries created with local governments for the production of drinking water.

Water Treatment Stations

With Degrémont, its wholly-owned subsidiary, SUEZ Environment is a major world player in urban water treatment engineering. Degrémont is active in the design, construction, and sometimes the operation of the following water treatment facilities:

-

drinking water production plants;

-

wastewater treatment plants;

-

desalination plants;

-

sludge treatment plants.

Degrémont provides all the services necessary to allow turnkey delivery of a facility, in particular engineering, construction, site management and equipment startup services. As of December 31, 2004, Degrémont had built over 10,000 water treatment facilities around the world. With the growth of urban populations, requirements for water quality and purification requirements have increased, resulting in greater demand for water treatment infrastructures.

More than ever, Degrémont is basing its international development strategy on strict criteria, allowing for the existence of a balanced contract and cautious and weighted distribution of risks between all stakeholders.

WASTE SERVICES

The range of Waste Service operations that SUEZ Environment provides under the SITA brand is expanding with regulatory, technical and economic changes, and increasingly specific requests from customers: in Europe, the development of re-use, recycling, and material and energy recovery; in Asia Pacific, more reliable treatment facilities and the development of urban services; in Latin America, the adoption of environmental standards.

The Group is active not only in waste collection but also in recycling and treatment in all forms: material or energy recovery, stabilization, storage, etc. A pioneer in the selective collection of household waste in the 1990s, SUEZ

Environment has a fleet of 11,250 trucks adapted to selective collection of packaging, large objects, medical waste, and industrial waste.

The Group is also conducting experiments in identification and onboard computerized weighing for various applications (optimization of collection shifts, management of billing by weight of waste, etc.).

In 2004, the Group collected 22.6 million tons of household waste, non-hazardous industrial waste and medical waste.

Before any form of treatment, the waste is processed through 199 sorting and conditioning centers to deliver "ready to recycle" materials to the various segments. Sorting centers specialized in sorting household waste and industrial packaging are the cornerstone of the recycling industry. They provide a regular flow of quality materials to recyclers and constitute an approved, continuous disposal route for the waste producers. In 2004, these centers received 7.9 million tons of waste, 5.7 tons of which were recycled.

The natural process of decay and oxygenation of organic materials is reproduced on an industrial scale at SUEZ Environment’s 88 composting platforms. These vary in sophistication, depending upon whether they receive "green" waste or sludge from purification stations.

In the case of sludge, additional technical investments are made to ensure the deodorization process and sanitizing of the product. In 2004, the Group composted 1.4 million tons of organic waste.

In its 53 installations worldwide, nearly 48 of which have waste-to-energy capabilities, SUEZ Environment offers its expertise in urban waste incineration technologies in France and, through Novergie in Belgium, the United Kingdom, and Taiwan. This activity is subject to numerous regulatory controls designed to minimize environmental impacts (smoke emissions, production of ash) and converting the energy produced by waste combustion into heat or electricity. In 2004, 6.2 million tons of household, non-hazardous industrial and medical waste were incinerated.

Storage is the principal treatment method in many countries. SUEZ Environment manages 186 landfills. Upstream, site selection must meet strict specifications that include soil quality, absence of contact with ground water, and minimum distance from residential areas. In the operational phase, all fills are planned and controlled; effluents (biogas and leachates) are captured, recovered, or eliminated, and all environmental parameters are regularly measured. Once closed, these sites continue to be monitored for thirty years. SUEZ Environment operates landfills throughout the world: in 2004, 24.4 million tons of waste were processed at its landfills.

Expertise in hazardous waste treatment is provided for incineration by Teris and Teris North America, wholly-owned subsidiaries of SUEZ Environment and, for Class I storage in France, by SITA FD (100% owned by SUEZ Environment) and in Brazil by Essensis. SUEZ Environment can thus offer its customers solutions adapted to every type of hazardous industrial waste, and for conditioning quantities as small as 100 grams (particularly for hazardous domestic waste or laboratory waste) or as large as several hundred tons. In 2004, SUEZ Environment treated 4.3 million tons of hazardous industrial waste through pre-treatment processing on ad hoc platforms, stabilization and storage in Class I storage centers, incineration of highly chlorinated or high sulfur-content waste, and co-incineration in cement kilns. This specialty led to a fossil fuel saving of 265,500 tons of oil equivalent.

Through its waste service and industrial maintenance activities, SUEZ Environment provides local governments, individuals, and industrial customers with waste services, industrial cleaning (particularly during plant shutdowns), industrial hazardous waste collection services, and more specific services related to petroleum, system monitoring, and even water reservoir cleaning.

Lastly, Urban sanitation is an urban lifestyle issue as well as a public health necessity. SUEZ Environment’s services include manual and mechanized street sweeping, street furniture maintenance, poster and graffiti removal, snow removal, beach cleaning, trash receptacle maintenance, organization of public awareness campaigns, and so on. Other services are offered based on local needs, for example, maintenance of municipal parks and gardens.

Regulatory Environment

Whether it concerns its water or waste activities, SUEZ Environment works in a highly structured regulatory environment in Europe and the United States. We note that environmental regulations are evolving, especially in China and Brazil.

There are three levels of environmental regulations:

-

regulations for concluding contracts;

-

trade-specific regulations;

-

environmental responsibility.

Regulations for concluding contracts

In France, there are two main types of government contracts:

-

public utility delegation contracts are governed by the Sapin law of 1993, which defines the procedures that apply to these contracts. They are especially used in the water business. Councils, usually towns or groups of towns, can choose between direct control and total or partial delegation to a private company. Delegated management contracts set the respective obligations of the delegator and the delegatee, as well as the rates. It does not provide for property transfer of existing assets to the delegatee, which is only the manager. Since the Mazeaud law of 1995, the latter is required to publish an annual technical and financial report.

-

service contracts and construction contracts are subject to government contract laws in France, and more generally, to the European directives requiring that calls for tender be made when awarding contracts. The activities of Waste Services and those of Degrémont are generally subject to this type of procedure.

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

In the United States, the federal government plays a major role in regulating the water industry but the States retain power over investment planning and the management and operation of facilities. The two main types of contracts co-exist: one regulated, similar to the English system, and one non-regulated, similar to the French system.

In the regulated sector, each state has a Public Utilities Commission that sets rates for water and sewer services and determines rate of return on equity for the utility companies.

In the deregulated sector, each municipality is free to set the terms and rules of attribution of its public-private partnership contracts. Contracts are generally awarded subject to competitive bidding procedures.

Elsewhere in the world, the system for awarding contracts depends on the type of Public-Private Partnership, whether it concerns the type of delegation (long-term concession, BOT, short-term service contract) or the regulation system. A clear definition of the regulatory environment is a key criterion for the development of SUEZ Environment activities.

Trade-specific regulations

The environmental laws and regulations governing SUEZ Environment’s businesses are derived primarily from European directives:

Water:

-

The Urban Waste Water Treatment Directive of May 21, 1991, which sets minimum quality standards for wastewater and sludge treatment in urban areas with populations of 2,000 or more. This directive has been incorporated into French law and will be applied progressively until full application in 2005.

-

The Drinking Water Quality Directive of November 3, 1998. The new regulatory standards had to be met no later than December 2003, with the exception of requirements relating to lead, for which compliance has been extended until 2013.

-

The Water Framework Directive of December 22, 2000, establishing a regulatory framework for European Community water policy to protect inland surface waters, coastal beaches, and ground water supplies, to prevent their pollution, promote their sustainable use, and protect their environments. It establishes a "good ecological status" objective and calls for the transition from a resource-based to an objectives-based approach. It also introduces a requirement for Member States to establish rate policies to encourage consumers to conserve resources starting in 2010. This important directive was incorporated into French law on 22 April 2004.

Waste Services:

Directives relative to waste management:

-

The Waste Framework Directive of July 15, 1975, which is the first European directive governing waste treatment and disposal. This directive promotes prevention and reduction of waste production by requiring the use of cleaner technologies to protect the natural environment. It also introduced the "polluter pays" principle. It was amended by the Directive of March 18, 1991, which sets objectives for reducing waste at source and lists various ways of treating waste (recycling, composting, incineration with waste-to-energy conversion, disposal).

-

The Packaging Directive of December 20, 1994, concerning packaging waste, addressing reduction at source and other methods aimed at reducing the impact of packaging waste on the environment. It sets recycling and recovery objectives, with specific figures, for packaging released onto the European market. The directive was revised in 2004 and sets new recycling objectives per material.

-

The Landfill Directive of April 26, 1999, which sets new standards for landfill site management, dealing with issues such as containment as well as control and monitoring obligations. This directive establishes landfill operator obligations for a period of thirty years after site closing.

-

The Waste Incineration Directive of December 4, 2000, which relates to all hazardous and non-hazardous waste categories and sets strict emission limits for all incineration equipment in order to protect air and water quality.

European directives have been transposed into national law in the principal European countries in which the Group operates, often with additional legislative provisions specific to each country.

The Group’s operations in the United States are governed by both local and federal regulations on the environment, health, and safety. Water management is regulated at the national level primarily by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987, enforced by the Environmental Protection Agency.

The primary effect of these strengthened directives is an increase in capital expenditure on infrastructure and an increase in the operating costs of services by operators. SUEZ Environment’s contracts generally protect it from the effects of regulatory changes by providing a corresponding amendment to contract rates. The more stringent environmental objectives require that councils call on professionals that are ever more qualified to handle them. The need to build new plants, replace or adapt old ones, or gain access to cutting-edge technologies is favorable to Degrémont’s business. Therefore, in principle, changes to the regulatory situation create development opportunities for SUEZ Environment.

Environmental responsibility

After close to 15 years of discussions, Europe has acquired a new directive on environmental responsibility (Directive 2004/35 of April 21, 2004) which strengthens the "polluter pays" principle on a European level. This directive must be transposed to national law at the latest on April 30, 2007. The directive covers three categories of environmental damage: damage to species and natural habitats, damage to water, and contamination of the soil. According to this directive, the operator is the first entity whose liability is incurred. SUEZ Environment is currently working on evaluating the impact of this directive on its activities:

-

either as manager of a potentially polluting facility (pollution by treatment facilities or waste burial facilities, pollution of rivers by the effluents of a treatment station, agricultural conversion of sludge or compost);

-

or as a victim of pollution (pollution by a classified facility of raw water that SUEZ Environment uses to produce drinking water, pollution by a third party of a disposal site or a treatment station or contaminated soil).

Elsewhere in the world, regulations concerning environmental responsibility are changing:

-

In the United States, the «polluter pays» principle is established by law. The current American administration is rather hesitant to toughen environmental regulations.

-

In Brazil, the legislative framework has developed over the past few years, based on environmental law 6.939/1981. The limited resources of the administration and the vastness of the territory means that occasional checks can generate punishments that are exemplary, but certainly not widespread.

-

China is in the process of strengthening its environmental regulations to attain stricter standards, in particular in marine pollution, air pollution, underground water protection, and species and natural habitat protection. This tougher line should eventually have an impact on water and waste management costs. For this reason, in its contracts, SUEZ Environment pays close attention to the changing nature of Chinese environmental law.

Markets And Competition

Markets

The water sector as a whole has been transformed since the end of the 1980s, moving from a sector largely dominated and operated by public organizations to a market in which the private sector’s role has been increased and strengthened.

We believe that public-private partnerships have significant potential for long term growth, particularly in Europe. In Europe, there is considerable potential for growth in environmental markets:

-

most of the 15 "long-standing members" of the European Union are in violation of the technical directives concerning water, and in particular of the 1991 directive on urban waste water;

-

the 10 "new member countries" must upgrade to be in compliance with European environmental standards;

-

the pressure on government budgets and greater consumer demand for efficiency in public utilities and the growing technicity of the business lead many councils to take the road of public-private partnerships.

The World Sustainable Development Summit’s action plan for emerging countries emphasizes the fact that providing safe drinking water and adequate sanitation services is necessary to protect human health and the environment. In this regard, the Millennium Declaration calls on governments to make a commitment to reduce by half the proportion of persons who have no access to potable water or who do not have the resources to obtain drinking water, by 2015. The World Bank estimates that investments of US$ 267 billion will be necessary in order to meet that objective. This presents significant growth opportunities for water management services, but these opportunities are associated with potentially high risks that must be controlled before it is possible to consider operations in those countries. The principal risks are currency exchange risks and the risks of breach of contract by the authority granting the concession, often related to insufficient legal security.

Even though the use of the private sector continues to grow, it presently remains limited to approximately 8% of the world’s population. There is considerable variation between countries: in France, the private sector is often given responsibility for municipal water systems; in Britain, the sector has been completely privatized since 1989. In the

United States, in contrast, the private sector’s participation in water management is limited to less than 20% of the population.

The waste management market has growth potential, particularly in Europe where the environmental framework differs from the American model. Europe is becoming increasingly demanding (higher recycling objectives, pressures on dumping), which offers prospects for organic growth. In municipal markets, household waste volumes show regular growth in most of the European countries – between 1% and 3% a year – and public use of private partners continues to increase. The shortage of treatment facilities is a concern in certain regions.

In industrial markets, first signs of decline in quantities of waste produced are appearing. This is not only the consequence of a slower economy; it is also the result of efforts by industry to optimize production processes and use clean technologies. This trend encourages SITA to not simply use basic waste evacuation services, and to develop added-value services to help its customers comply with increasingly stringent environmental standards (raising of recycling and conversion objectives for packaging, directives on vehicles at the end of their life and on electric and electronic waste, and the soil clean-up requirement).

Competition

The Group’s principal international competitors in the water management and sanitation sector are Veolia Water (a subsidiary of Veolia Environment), SAUR, as well as RWE (through its subsidiaries Thames Water and American Water Works).

In 2004, while the number and size of companies active on the environmental markets has not changed significantly, there have been a number of transfers. SAUR, a subsidiary of the Bouygues Group through end 2004, was taken over by the investment fund PAI. In the waste services sector, RWE decided to quit this market, selling off three quarters of its businesses to the German Group Rethmann, making it the third European operator behind Veolia Environment (Onyx trademark) and SUEZ Environment (SITA trademark).

Environmental Aspects

The heart of SUEZ Environment’s business consists in improving water quality to make it drinkable, purifying it before returning it to its natural cycle and processing municipal and industrial waste by recycling or treating it so that it does not harm quality of life or degrade the environment. Steps taken are designed to reuse and upgrade natural resources and minimize the environmental impact of operations. SUEZ Environment employees are engaged in environmental protection on a daily basis: it is part of the Group’s know-how.

This environmental culture is inherent in all its operations and constitutes an invaluable asset for SUEZ Environment. Several years ago, SUEZ Environment set up an environmental review process and voluntary action plans in its operating units.

-

Concerning waste collection, the objective is to reduce greenhouse gas emissions using "green" vehicles under acceptable economic conditions (electrically-powered, gas-driven, or using diesel engines with low sulfur emissions) and by optimizing collection routes (which generates a correlative reduction in fuel consumption, sound nuisances and carbon dioxide emissions).

-

Concerning standard waste treatment activities, the policy consists in developing recycling, and in producing quality compost and green energy from its incineration plants and its technical burial facilities. For this, SITA has initiated a collection program for methane generated by waste fermentation: the collected gas is either burned to reduce the greenhouse effect, or converted with electricity production when economically feasible.

-

SUEZ Environment is also developing its high-temperature incineration treatment activities for hazardous waste in specialized furnaces, or it converts the waste into alternative fuels, especially for its cement manufacturing partners. Recycling of special waste is also performed through regeneration of used solvents and oils.

-

SUEZ Environment is also seriously developing its soil rehabilitation and clean-up activities, either through operations performed on-site on the contaminated sites, or through the extraction of materials for treatment in its network of specialized facilities.

-

In terms of waste water treatment, SUEZ Environment, in partnership with the councils for which it works, ensures compliance with, and when possible anticipation of, waste waster discharge standards, and the processing of sludge.

SUEZ Environment places particular emphasis on integrating its environmental policy upstream in its research and development programs. These programs develop innovative solutions for waste conversion or the reuse of waste water, reduction of water leakage in water systems, and reduction of greenhouse gas emissions.

Due to the nature of SUEZ Environment’s operations, environmental reporting is intimately related to operating performance and, therefore, becomes a management tool. Indicators that measure and improve performance are studied and the results are given to the operational managers. They show the progress made and enable benchmarking between the various comparable business entities within the Group.

This ambition to make environmental concern an integral part of the management is driven by the Group’s senior management and is implemented in the field by the operating teams. On-site environmental audits are conducted by headquarter services to verify compliance with environmental regulations and measure the major environmental risks. Monitoring the quality of drinking water produced and distributed and the discharges from treatment stations, is performed locally by self-surveillance checks and forwarded to the central level, which measures performance trends.

The environmental policy of SUEZ Environment breaks down into several objectives:

-

Ensure that the quality of its activity is certified by an independent organization according to international standards, first making sure that information sharing and consulting is conducted with local populations, users, associations and employees, so that this recognition is known and shared.

-

Ensure that all facilities and services performed or managed are consistent with the growing demands of environmental regulations, and be able to anticipate new legislation in order to better meet the needs of citizens.

-

Innovate and make proposals in order to offer its customers, municipalities and businesses, solutions that can effectively solve their environmental problems at the lowest cost, and better exercise the responsibilities that lawmakers have entrusted them with in water and waste management.

-

Beyond the strict exercise of its current trades, to stay attune to the needs of councils, with which long-term partnerships are established, and to examine to what extent SUEZ Environment can make its contribution to their sustainable development.

ENVIRONMENTAL POLICY

Due to the nature of its businesses, SUEZ is at the center of challenges to the environment and sustainable development: climate change, pressure on water resources and energy resources, the protection of natural environments and natural heritage. While the Group’s businesses can have a positive impact on the environment, they also have an impact on natural environments and resources, which must be measured, controlled, and reduced to a minimum as part of a continuous improvement process. Moreover, potential environmental pollution or damage exposes the Group to various risks, which have the potential to generate additional costs, and to alter its image and reputation. Risk management is performed on a daily basis using a growing number of certified environmental management systems within the Group or risk management plans deployed for this purpose. Employee training, innovation, and research programs contribute to operational control and management of risks.

A network of Environmental officers deployed to coordinate environmental policy implementation

In 2004, the Group continued to strengthen its environmental organization and to deploy its network of Environmental Officers appointed for this purpose in the business lines for all activities relevant to the Group.

Through the network of Environmental Officers, the Group encourages subsidiaries to implement their environmental policy as a function of local economic conditions, their businesses, and the expectations of customers, manufacturers, and local governments.

At the end of fiscal year 2004, sales revenues for entities that have published an environmental commitment statement represented 84.5% of the sales relevant to the Group’s environmental impact. These policies may lead to the implementation of certified environmental management systems (EMS) in view of economic conditions and the advantages of such an approach. These systems are based on documentation and a comprehensive set of procedures, as well as objectives defined as part of a continuous improvement program. Such environmental management systems may then be certified externally. As of December 31, 2004, 43.5% of the relevant sales revenues were covered by certified environmental management systems (ISO 14001 certifications, EMAS registrations, ISO 9001 version 2000 certifications with an environmental section and local certifications). The Group holds 311 ISO 14001 certificates, 195 ISO 9001 version 2000 certificates containing an environmental section, 9 EMAS registrations, and 107 local certificates as of the end of 2004.

If implementing a certified or registered management system is not justifiable from an economic standpoint, the entities are encouraged to define an internal environmental management system that guarantees proper protection of the environment when they implement their strategy. For this reason, some Group entities felt it was more opportune to define their own management system standard and to recognize it internally. There were 140 such systems end 2004.

Furthermore, the Group has constantly striven to train personnel in environmental issues, as demonstrated by the portion of training devoted to "quality/safety/environment" (28% of the total number of training hours) and the total amount invested in those programs (over €14 million in 2004).

Environmental risk management policy

Risk management constitutes an essential component of the Group’s environmental policy. The environmental risks related to the most hazardous sites are covered by strict and precise international and domestic regulations. They are subject to regular inspections by government authorities.

Within the boundaries of the European Union, in 2003 the Group operated 8 Seveso "high threshold" sites, which are located in France, Belgium, Germany, Hungary, and Poland. As regards the environmental businesses, Teris, SUEZ Environment’s hazardous industrial waste treatment subsidiary, operates the sites at Pont de Claix (incineration of chlorine solvents) and Loon-Plage (incineration of hazardous industrial waste) in France, and its subsidiary SITA Remediation in Germany operates the Herne plant (treatment of hazardous industrial waste). For the Energy businesses, Fluxys and Fluxys LNG (SEE) operate the sites at Zeebrugge (liquefied natural gas terminal), Dudzele (liquefied natural gas storage unit), and Loenhout (underground natural gas storage) and Electrabel operates the Polaniec and Dunamenti sites.

The Teris-Pont de Claix site is a facility classified as Seveso "High Threshold", due to its storage of hazardous industrial waste that can include highly toxic categories of waste. This facility is located at the center of a chemical platform that includes other Seveso "high threshold" facilities with which it shares intervention resources within an economic interest group and an environmental health and safety charter that is common to all operators of the platform. In particular, there is an internal fire department with 35 employees. The major accident prevention policies are based on a risk assessment methodology, an occupational health and safety policy, an environmental protection policy which is reflected by ISO 9001 and ISO 14001 certification, an annual environmental quality and safety progress plan, an inspection policy that minimizes the risks related to the operation of equipment, which relies on the chemical platform inspection office recognized by the government. The safety management system is audited by a third party at least every 3 years. This system complies with the Decree of May 10, 2000 and the environmental health and safety charter of the chemical platform. A hazards study conducted internally at the Teris site assesses the risks of potential accidents as well as protective measures to reduce the seriousness or probability of accidents. Since 2000, the rate of frequency and the rate of gravity of work accidents has been zero. No environmental accidents or external complaints have been recorded.

The Teris-Loon Plage facility is classified as Seveso "high threshold" due to its storage of hazardous industrial waste that may be classified as toxic. This facility was purchased from the Du Pont Company at the beginning of 2003. The major accident prevention policies are based on a risk assessment methodology, an occupational health and safety policy, an environmental protection policy, and an annual environmental quality and safety progress plan. ISO 9001 and ISO 14001 certifications are currently being renewed, certifications previously obtained by Du Pont. In 2004, the site was integrated in the Teris ISO 9001 and ISO 14001 certification perimeter. Its safety management system complies with the Decree of May 10, 2000. A hazards study conducted by Fairtec/Veritas was submitted for critical analysis by a third party expert (Technip) at the government’s request when the application for an operating permit was submitted. This permit was granted on April 23, 2003. An assessment of potential accident risks as well as the protective measures to reduce the gravity or probability of accidents was conducted using Du Pont’s Hazop methodology. Since Teris took over the site, the rate of frequency and the rate of gravity of work accidents has been zero.

The Herne site operated by SITA Remediation, a Teris subsidiary, uses pyrolysis to treat 30,000 tons of earth a year polluted with mercury, pyralene, and PAH (polycyclical aromatic hydrocarbons). The site is a Seveso "high threshold" facility due to the potential stock of PAH contained in the earth, which exceeds 200 tons, the German threshold limit. The site meets regulatory requirements. A special impact study was performed in 2003. An Environment manager and a Seveso manager were appointed by the Company to ensure proper implementation of the regulations. An annual 3-day audit is conducted by the German government’s environment and labor departments. This site was audited in 2003 by the SUEZ Environment environmental audit team. No major non-compliance or major environment risk was found. Moreover, the site is certified "Entsorgungsfachbetrieb", a German environmental certification, subject to an annual government audit before renewal.

Each of the Seveso sites has an internal operations plan, providing for a "crisis unit" that is filed with the government. The plan is tested every year during exercises conducted jointly with the government and Civil Defense. The Teris Pont de Claix site is included in the internal operations plan for the chemical platform. Each of these three facilities has a mandatory system with a crisis procedure incumbent upon the management of Teris and SUEZ Environment.

Fluxys and Fluxys LNG are conducting a proactive risk control policy concerning wellbeing at work, industrial safety, and the environment.

In this context, Fluxys and Fluxys LNG aim to:

-

Integrate risk management in the processes via their Safety Management System (SMS);

-

Implement the best technologies available while taking economic realities into account;

-

Satisfy stakeholder expectations;

-

Take the sustainable development concept into account in its activities;

-

Comply with legal requirements;

-

Determine and distribute responsibilities and tasks;

-

Regularly set clearly defined Group and personnel objectives;

-

Seek a high protection level for people, goods and the environment;

-

Focus on preventive methods to manage risk;

-

Design, build, run and shut down facilities in a responsible manner;

-

Ensure appropriate training for each coworker;

-

Design and implement appropriate inspection, monitoring and maintenance programs;

-

Monitor third-party work;

-

Communicate this policy actively and efficiently at all levels of the Company;

-

Make the PPT committee a consultation platform;

-

Adapt the Wellbeing, Industrial Safety, Environmental and -Quality policy continuously, with the HSEQ steering committee for the responsibilities attributed to it;

-

Prepare to deal with emergency situations and serious accidents;

-

Regularly monitor and evaluate efforts and results;

-

Ensure that in the organization, each accident or incident is disclosed, examined and dealt with;

-

Draw the lessons from internal and external experience;

-

Regularly upgrade the prevention policy and evaluate and adapt the resulting action plans;

-

Seek ongoing improvement through internal and external audits.

-

Each coworker contributes to implementing this policy through his/her responsibilities, tasks and skills.

-

Management will apply the means available as efficiently as possible.

-

General management and the executives are committed to observing this policy and improving it when possible.

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

To face their legal obligation to compensate third parties in case of accidents involving their liability, Fluxys and Fluxys LNG have subscribed an insurance program with a reputable insurance company covering their third-party liability as operator and owner of the LNG terminal at Zeebrugge, Peak Shaving at Dudzele, and the underground storage facility at Loenhout.

In Poland, the Seveso II directive was transposed by the Polish Parliament on April 27, 2001. Based on the Ministry of Economy decree dated April 9, 2002, the Polaniec power plant was registered as a "high-risk site". A prevention program for major industrial risks was developed and implemented in the Company. Due to the restructuring of the Company and the gradual reduction in the volume of concerned hazardous substances, this prevention program is currently being revised.

Lastly, the Dunamenti site in Hungary has been officially registered as a Seveso "high threshold" site since January 1, 2003 due to its large light fuel-oil storage capacity. Dunamenti is required to have such storage capacities by decree of the Hungarian government. A prevention program of major industrial risks was developed and implemented in the Company.

The management of industrial and environmental risks is divided into two modules: risk prevention and crisis management.

Active prevention of environmental risks

The operating business lines are encouraged to implement an environmental audit program for their sites. In the Energy businesses, specific internal procedures are in force at most of the sites to define environmental management responsibilities and oversee the effectiveness of the environmental audits that assess the environmental compliance of the facilities. Particular attention is paid to operating permits with respect to impacts on the air, water, waste, and noise. Moreover, the compliance of subcontractor practices, the prevention of accidental discharge, the temporary storage of hazardous waste on site, and the existence of serious event management procedures are specifically evaluated. These procedures are set up to reduce to a minimum the risk of noncompliance with regulations or the operating permit, and to demonstrate the Group’s commitment to contributing to protection of the environment and human populations. These audits are conducted at the request of the management of SEE and SEI, for the purpose of verifying the compliance of the procedures deployed with directives and related manuals.

Environmental risks within SUEZ Environment are methodically assessed: each sanitation site has undergone at least one environmental audit during the last three years. These audits make it possible to identify possible instances of non-compliance with current regulations, detect specific risks, and establish corrective action plans. Instances of non-compliance can be due to regular changes in the regulations which require operational upgrades, the result of acquisitions of facilities for which investments are planned, or simply the ageing of the facilities operated. The use of private operators is often justified by the problems in operating facilities subject to increasingly strict regulations. When SUEZ assumes responsibility for the management of facilities, some of them do not necessarily meet regulatory requirements. It is clear that, given the magnitude of the infrastructures, the investments and work necessary to overhaul a system often require several years in a given country. When an instance of non-compliance arises, SUEZ’s response may consist of improvement in the operational management of a site or investments to upgrade or replace equipment. Under service contracts, such decisions must be made with the consent of clients, local governments, or manufacturers. Certain investments remain their complete responsibility. Nevertheless, the Group makes an effort to warn its clients so that they can anticipate future regulations and standards. SUEZ Environment has launched an extensive program to increase awareness by local governments that have assigned the Group responsibility for management of their garbage incinerators, in order to anticipate the European environmental regulations in this area in December 2005, which require a decrease in authorized emission thresholds. In certain instances, when our client has not invested in bringing its facility into compliance, we have terminated our management. This audit program conducted by the Operations, Research, and Environment Department is regularly presented to the senior management committee and is the subject of regular reporting. In the water sector, each subsidiary is responsible for its own environmental risk management unit. A centralized audit and inspection process, similar to the one established for waste, will be initiated in the near future. Audits will be performed with priority given to sanitation facilities, water treatment product storage facilities, and purification station sludge processing facilities. Risk prevention plans accompany or precede the establishment of an environmental management system.

There have been 62 complaints and 22 judgments related to environmental damage, for a total amount of €0.33 million in indemnification. This is low in relation to the size of the Group, the industrial nature of its operations, and its direct expenditures for the environment. In 2004, environmental expenditures (investments and current operating expenses related to protection of the environment) totaled nearly €264 million for energy operations and more than €2,004 million for water and waste operations.

Crisis management to maintain uninterrupted operation

The operating entities are urged to establish crisis management plans that include two principal elements: a mandatory system that permits immediate mobilization of crisis management resources and a crisis management unit that provides effective management throughout the duration of the crisis. This mechanism provides a crisis unit organization that is capable of assessing internal or external impacts, whether technical, social, medical, economic, or affecting reputation. Emphasis is placed upon awareness enhancement and training for crisis management teams, particularly through simulations, and on the development of a culture of exchange and sharing between local teams and their outside contacts.

The so-called "crisis" procedure makes it possible to inform the Group’s senior management if a serious event occurs. This system specifically covers the Water and Waste Services business, as well as nuclear activities, and operates 24 hours a day, every day of the year. It also provides useful feedback for the improvement of the Group’s crisis management procedures and risk management.

Strengthening performance measurement and control systems

In order to direct its environmental policy actions, manage and control environmental risks, and promote communication of our environmental performance to our creditors, in 1999, SUEZ initiated a special reporting system. The system was developed on the basis of work performed conducted with organizations for international dialogue such as the Global Reporting Initiative and the World Business Council for Sustainable Development (WBCSD). The reporting carried out in 2004 and Group practices in the field contributed to the final development of procedures for collecting and disseminating information on the environment. The Group’s environmental information is also available in a SUEZ Sustainable Development and Activity Report.

Day-to-day environmental management

The environment policy is also designed to incite operational initiatives that respond to the principal challenges of sustainable development, such as climate change, the preservation of natural resources, and control of damaging effects. The Energy and Environment divisions have prepared specific action plans for this purpose.

Climate change

The institutional framework governing carbon limitation is provided by the Kyoto Protocol and the European Directive on the European System for Tradable Emission Quotas (SEQEN). The number of countries ratifying the Kyoto Protocol continued to increase in 2004. We note in particular the ratification of the Protocol by Russia, allowing the Protocol to reach the threshold required for its entry into force (February 16, 2005). The European directive adopted in October 2003 established a multilateral market for emissions for the first time, through demanding objectives mandating the reduction of greenhouse gas emissions (GGE). A tight schedule required the incorporation of the directive into national law by December 31, 2003, as well as the adoption of national allocation plans by March 31, 2004. The time deadlines could not be met by all member States. However, it is practically certain that the agreement will become effective even if these two steps are somewhat delayed, though they are essential for the issuance of GGE emission permits to the entities concerned, establishing GGE reporting and monitoring rules, and allocating the quotas for each facility for the first commitment period running from January 1, 2005 through December 31, 2007.

The "Projects" directive (adopted in 2004), which amends the SEQEN directive lays down the terms according to which companies can use emission reductions generated abroad within the framework of CDM (Clean Development Mechanism) projects and JI (Joint Implementation) projects, in order to fulfill their European GGE reduction objectives in the SEQEN system. Here again, implementation of the directive in the national laws of the 25 member States (required by November 2005) must still determine the limits of use and practical steps through which projects will be submitted for approval.

With regard to Climatic Change, SUEZ is both subject to a risk –that of an increase in its electricity and heat production costs in the countries in Appendix B– and a range of opportunities that range from bigger margins allowed on electricity produced without related CO2 (nuclear, hydro, renewable), to the expected growth of the energy consulting market for large accounts (in which we have solid skills), to the development of special projects for reducing greenhouse gas emissions (GGE) that can be recovered through Joint Implementation (JI) or Clean Development Mechanisms (CDM).

In 2004, greenhouse gas emissions (GGE) for the Group totaled 81.9 million of tons eq. CO2 of which 74.4 million of tons eq. CO2 for energy production, 0.6 million of tons eq. CO2 for gas transmission and distribution, and 6.9 million of tons eq. CO2 for Environment activities.

Naturally, the impact of climatic change is particularly important for SUEZ electricity and heat generation activities in the European Union (mainly Electrabel and Elyo), since January 1, 2005 following the SEQEN directive. However, environment activities (in particular with methane emissions in discharges) and industrial service activities (in particular services intended to help our customers reduce their energy consumption) will be concerned as well.

The relative extent of these contradictory tendencies (risks and opportunities) still depends largely on the provisions the public authorities establish to satisfy their obligations relative to the Kyoto Protocol. However, through its early initiatives (learning by doing), through the unique combination of its professions in the environment, energy, liquefied natural gas trading and industrial services, through the flexibility of its generating facility, and through its organization –which combines dissemination of policies at Group level with the integration of actions at the level of the decentralized operational processes– SUEZ has a high level of preparation, positioning it favorably relative to its direct competitors.

The inclusion of Climatic Change in the entire Group’s vision and processes, both in terms of its current activities and the development of new projects, is a key step toward sustainable development and its long-term prosperity.

Within this framework, an ongoing effort to increase the knowledge of its GGEs is being made by all SUEZ businesses, with the help of the Tractebel Engineering Design Office. Annual computerized environmental reporting systems covering CO2 emissions have been established. Starting in January 2005, European activities concerned by the quota directive report on their emissions according to the national protocols, and must have them checked annually.

In 2004, Electrabel, in collaboration with Tractebel Engineering, systematically developed, for each of the 3 Belgian production sites concerned, a measurement and reporting protocol for CO2 emissions, in accordance with European regulations. Some of these sites can use up to six different fuels. These protocols allow detailed monitoring of data flows, the role and responsibility of each person involved, and centralized inventory management. In 2004, Fluxys also asked Tractebel Engineering to develop measurement and reporting protocols for CO2 and CH4 emissions for 6 sites eligible under the European system for greenhouse gas emission quota trading.

Following each institutional change implemented by the United Nations and Europe, the SUEZ Group was able to help its subsidiaries become aware of the issues far upstream of the process, and then to actively and knowledgeably participate in the development of national quota allocation plans (NQAPs) within the framework of the SEQEN European directive. SUEZ controls a wide range of more than a hundred facilities spread across 9 countries in expanded Europe, so only decentralized approach makes sense.

Given the many legal and technical uncertainties, and to avoid interfering with the efforts of its subsidiaries and their involvement in the national processes, SUEZ felt it was inappropriate to start by setting a global emission reduction objective other than the one resulting from the various policies and measures in the countries where it is active. Moreover, changes in perimeter (acquisition and sale of facilities with sharply contrasting performances) make quantitative monitoring of absolute values impossible.

However, today, and in fact since 1990, the Group has continually reduced specific CO2 emissions tied to its electricity and heat generation: use of natural gas and gas-steam turbines (combined cycle GST) for electricity generation, cogeneration for urban heating and industrial applications, and growing use of biomass in conventional facilities. Furthermore, SUEZ actively helps to develop and promote other renewable energies (onshore and offshore wind farms, hydro, and biomass) where economic circumstances allow. In 2004, renewable energies accounted for more than 6 GW of installed electricity equivalent (owned either 100% or in partnership).

In the environmental sector, efforts were geared toward "green vehicles" for waste collection, itinerary optimization, and methane collection from discharges and sewage sludge treatment.

SUEZ is also attentive to the opportunities that may arise within the framework of CDM and JI projects when the expected revenues make it possible to cover the additional costs related to GGE reduction measures. Several experiments are being pursued in both energy and the environment.

Cumulative experience enhances our ability to respond promptly to future changes in the carbon market. In all situations in which significant investments are required, an assessment of risk factors and the financial impact still presents many uncertainties in terms of, for example, fluctuations in fuel prices, particularly when a carbon limit is introduced, the possibility of being able to benefit from incentive mechanisms to promote renewable sources, the government deadlines required to obtain operating licenses for new facilities, or the market prices adopted in the European emission quota system. Experience with these materials is a key factor of success.

Management and preservation of natural resources

The growing scarcity or deterioration of the quality of water resources in certain countries where the Group operates has also prompted SUEZ to raise awareness of the need for integrated water resources management in its operations. This is an approach that integrates all problems associated with water and waste services (resource preservation, agriculture, regional development) and the resolution of potential conflicts through negotiations with all the principal parties. This gives the Group greater knowledge and, therefore, better control of the related risks, establishes its legitimacy as both a player in water management and a partner of government authorities, and helps the Group to anticipate future trends and markets.

Finally, preservation of natural resources is also achieved by promoting the recycling and reuse of non-hazardous and hazardous industrial waste. The proportion of recycled waste represents 61.1% of the total waste produced. The Group believes that the reuse of purification sludge (50.2% in 2004) in the form of agricultural fertilizers also constitutes a promising market. Thus, in 2003, the SUEZ Environment Operations and Research Department developed a sludge compostability test that guarantees the quality of the finished products, particularly with respect to spreading conditions.

Group companies carefully monitor the management and control of their various impacts on the environment, as shown by the announced performance levels in the summary table below.

Indicator description	2004 data
Environmental Commitment Statement	84.5% of relevant revenues
Environmental management program	62.6% of relevant revenues
Certified environmental management system	43.5% of relevant revenues
Certified environmental management system – ISO 14001	311
Certified environmental management system – EMAS	9
Certified environmental management system – ISO 9000v.2000 with environmental aspects	195
Certified environmental management system – ISO 14001	107
Environmental analyses	55.7% of relevant revenues
Risk prevention plan	56.2% of relevant revenues
Crisis management plan	64.7% of relevant revenues
Companies publishing an environmental plan	45.6% of relevant revenues
Environment-related complaints	62
Environment-related judgments	22
Total compensation paid	€327 k.
Environmental expenses (Energy)	€264.1 mn.
Environmental expenses (Environment)	€2,004 mn.
Environmental reserves (See Note 15 to our Consolidated Financial Statements)	€4,629.6 mn.
Primary energy consumption – Electricity production	291,493 GWh

Indicator description	2004 data
Primary electricity consumption – Gas transported & distributed	1,564.3 GWh
Primary electricity consumption – Waste treatment	973 GWh
Primary electricity consumption – Collection and waste water treatment	123GWh
Electrical consumption – pumping stations	1,497 GWh
Electrical consumption – waste treatment	320.4 GWh
Electrical consumption – collection and waste water treatment	1,154 GWh
Electrical consumption – drinking water supply	1,896 GWh
Total greenhouse gas emissions	81.9 M eq. tons CO2
CO2 emissions – Energy production	74.4 Mtons
CO2 emissions – Gas transport and distribution	0.3 Mtons
CH4 emissions – Gas transport and distribution	18.6 Ktons
GHG emissions – Landfill	3.5 Mtons
CO2 emissions – Incineration	2.5 Mtons eq. tons CO2
CO2 emissions – Vehicles & boat fleet	0.9 Mtons
CO2 emissions – Waste water treatment	0.04 M eq. tons CO2
CO2 emissions avoided – Recycling of materials and energy (waste professions)	14.3 Mtons eq. tons CO2
NOx emissions	127,535 tons
SO2 emissions	226,142 tons
Dust emissions	16,646 tons
Power generated from renewable energy sources	5 GW el eq.
Vehicle fleet: % “green” vehicles in the household waste collection fleet	68%
Water consumption for industrial process – Surface water removal	28.5 Mm3
Water consumption for industrial process – Ground water removal	7.3 Mm3
Water consumption for industrial process – Public network water removal	26.4 Mm3
Cooling water consumption – Evaporated surface water	134.1 Mm3
Cooling water consumption – Ground water	7.7 Mm3
Cooling water consumption – Public systems	3.7 Mm3
Specific waste production – Fly ash, residue from household waste incineration fumes	3.3 M tons[3]
Specific waste production - Cinder, clinker	2.8 M tons
Specific waste production – Desulphurization subproducts, gypsum	0.2 M tons
Specific waste production - Sludge from waste water treatment plants	0.6 M tons
Non-specific waste production- Non-hazardous	1.5 M tons
Non-specific waste production – Hazardous	0.1 M tons
Recycling- Waste and byproducts except sludge	61.1%
Recycling- Sludge from waste water treatment plants	50.2%
Waste energy conversion – Electricity production (incinerators and B.O.T.)	2074 GWh
Waste energy conversion – Heat production (incinerators)	2189 GWh
Quantity of leachates collected	2.9 Mm3
Quantity of leachates treated	3.3 Mm3
Pollutant load treated by waste systems (DBO5 eliminated)	591 K tons per year
Technical yield of drinking water transport systems	72.8%
Radioactive gas emissions – Rare gases	18.4 Tbq
Radioactive gas emissions – Iodine	0.074 GBq

Indicator description	2004 data
Radioactive gas emissions – Aerosols	0.0015 GBq
Radioactive nuclear waste (low and medium activity)	147.9 m3
Radioactive liquid waste - Beta and Gamma emitters	44.6 Gbq
Radioactive liquid waste – Tritium	45.5 Tbq

INNOVATION POLICY

The purpose of our innovation strategy is to make available to each of its customers the services that are best suited to their current and future needs. In 2004, we defined three key objectives:

—

meet the increasingly exacting demand for sustainable development thanks to our dual expertise in energy and environment;

—

develop new services for municipal and industrial customers with targeted offerings;

—

improve productivity, in particular through increased sharing of innovation between entities, through frequent use of new information and communication technologies, and through advances in modeling.

Our innovation policy relies on steady efforts to stimulate and promote initiatives for innovative technical and commercial projects. In the technical area, in 2004, we devoted a total of €85 million to research and development and filed 15 patents.

R&D is mainly conducted in the research centers:

-

Laborelec (160 employees), based near Brussels, has expertise in electricity and related energy production, distribution, and utilization and sustainable development operations.

It is particularly at the cutting edge in energy quality control and management, and knowledge of the behavior of materials used in gas turbines, and their vibration control.

More precisely, its expertise is split into five product lines:

—

"Electricity generation systems and metrology", where skills are developed in terms of "electricity quality", "electromagnetic compatibility", "medium- and low-voltage protection systems", and "calibration and conformity checks of electrical measurement equipment",

—

"Industrial applications", where all skills are developed to allow auditing of energy facilities and training of industrial companies in the rational use of energy,

—

"Chemicals, thermodynamics and combustion technologies", where skills are developed in water conditioning for the various water systems of nuclear, conventional, gas-steam and cogeneration power plants. This product line also handles modeling and technical and economic optimization of combustion in the various types of power plants using conventional or alternative fuels,

—

"Electrotechnical equipment", where skills mainly involve lighting qualification and optimization, electrical equipment safety, matching of equipment to distribution networks, and lubrication and chemical analyses of insulating oils for electromechanical equipment,

—

"Materials and sound and vibration control", where skills concern qualification and aging studies for materials used in electric machines, gas turbines, steam turbines and steam generators, vibrational control of rotating machines, and control of sound behavior.

A cross-business skill supports the five areas of expertise: "automation and information systems", where skills are developed in control, remote control, remote transmission and development of IT systems.

Laborelec also has a pilot project allowing energy consumption to be qualified and optimized for cold generation and for industrial firms, according to their needs.

-

Elyo Cylergie (12 employees), based near Lyon, whose expertise is employed in energy service operations, with an emphasis on energy efficiency, control of environmental impact, health and comfort, and monitoring of performance commitments.

For this purpose, Elyo Cylergie has developed skills in three main areas:

 —

Metrology and result indicators, an excellent source of metrics and differentiating tools adapted to service contracts with result commitments,

—

Studies to optimize energy and increase its reliability, which generate innovative results in terms of diagnosis tools and operating aids,

—

Environment, health and comfort, sources of new solutions to deal with increasingly complex situations (issues, regulations, requirements) concerning impact on the atmosphere (external) and the ambience (internal),

—

Plus a cross-business area: sharing and promoting innovation.

-

CIRSEE (120 researchers and experts), based in the Paris region. Its skills cover the fields of drinking water, waste water, and waste. Its skills are contained in four areas of expertise:

—

"Drinking water quality", where the knowledge, resources and tools required to supply quality water taking the entire water cycle into account – from the resource to the tap – are developed,

—

"Organic effluents" where skills are developed in the treatment of organic effluents, in order to reduce the risk of noncompliant discharges into the natural environment.

—

"Analytical expertise", where the analytical tools are set up that are required to evaluate potential risks in the fields of drinking water, waste water, water reuse, sludge, and solid waste,

—

"Trade computing", where know-how is developed in automation, control and remote management for the water and cleanliness businesses.

In the field of waste, CIRSEE works in close collaboration with the Waste Research and Expertise Department based in Gargenville, which specializes in studying solid waste. CIRSEE contributes its analytical expertise and skills in organic waste treatment. It also closely collaborates with the Centre Technique Comptage of Lyonnaise des Eaux France in Lyon (AXEO) and with the Northumbrian Water Technology Center in Newcastle (GB) for research and expertise in network assets.

CIRSEE has many pilots units, such as:

—

A pilot unit simulating an internal hot water system to study problems tied to legionella, amoebae and biofilm,

—

A pilot unit simulating a drinking water network to study the disappearance of disinfectant or chlorination in networks and the formation of tastes and smells,

—

A respirometer for sludge and waste,

—

A pilot unit for characterizing the typology of waste water in order to optimize its treatment,

—

Pilot units for membrane treatment,

—

As well as analytical laboratories in organic chemistry, inorganic chemistry and biology.

-

CERDEG (about 40 employees) based in the Paris region, and Denard (5 employees) based in the United States. The activity of these two centers focuses on designing new products and processes for the treatment of waste water, drinking water and seawater (desalination).

CERDEG has skills in four areas of expertise:

—

"Drinking water, reuse and desalination processes, and membrane products", an area with a heavy focus on implementing membrane technologies in various types of water treatment applications. Preservation of water resources and sanitary safety are the two fields that support development of this work,

—

"Sludge processes and products", whose work, heavily rooted in the fields of energy (preservation and energy from biomass), sanitary safety (hygienization), and volume reduction, hinge on the development and implementation of thermal processes,

—

"Biological processes and aeration tanks", which is geared toward the protection of aquatic environments and waste reduction, with a heavy emphasis on nutrient issues and sludge reduction processes,

—

"Physicochemical products and separation", whose activity focuses on key technologies for our business, oxidation, conditioning, and separation.

Lastly, a fifth, cross-business area is dedicated to smells and improving lifestyle. This area focuses its development mainly on treating gas emissions, characterizing smells (olfactometry, determination of volatile organic compounds) and treating them.

In a complementary approach, Denard focuses its expertise on two specific skills:

—

UV disinfection,

—

quick separation.

The two research centers each have:

—

a research hall,

—

a large group of pilot units and prototypes (fifty in all),

—

an analytical laboratory,

that ensure the development of the products of tomorrow.

-

ONDEO IS (15 employees) is a European network dedicated to the industrial market, specializing in its main markets: delivery of industrial water to various sectors (petroleum and energy, pharmaceuticals, microelectronics, agribusiness, etc.).

Among the results of R&D in 2004, we provide a few examples:

-

For SUEZ Energy Europe and International:

—

Demonstration of feasibility and determination of constraints tied to direct connection (without going via the transmission or distribution network) of a combined cycle power plant with an induction furnace, in order to avoid electricity transmission costs,

—

Development of a simulation model for energy market balances, to take advantage of the ratio variability between cost of fuel and price of electricity,

—

Checking compatibility of compacted radioactive waste residue with its storage site,

—

Resolution of corrosion problems on gas networks in order to increase the life and reduce risks of breakage,

—

Development of fuel diagnosis and quality tools in gas furnaces in order reduce emissions,

—

Continuation of qualification program to enable participation of LM 6000s in "Very fast reserve" (roughly 1 ms) to maintain network frequency,

—

Resolution of damage caused by lightning to blades and transformer of wind turbines in order to integrate protective systems.

-

For SUEZ Energy Services:

—

Development of a full line of control solutions for source and HTB power stations in the French electricity network,

—

Development of a system for strengthening the foundations of very high voltage power transmission poles,

—

Development of a new technology for repairing valves on steam lines of nuclear power plants,

—

Development of version 1.3 of Optimal Power Flow for electricity transmission networks,

—

In partnership with an industrial gas specialist, short-term qualification of pulse combustion process in small and medium-size gas boilers to reduce NOx emissions,

—

Study of composition of nitrogen oxides in combustion and cogeneration units to anticipate regulations,

—

Adaptation of VALERI (monitoring of emissions from large combustion and incineration facilities) to take account of future regulations and maintain a technological edge.

-

For SUEZ Environment:

—

Validation of use of micro-flocculation in pre-treatment by ultrafiltration to supply surface water for various industries,

—

Qualification of new "HPW process" product line (combination of reverse osmosis, electrodialysis and ultrafiltration) for production of water for pharmaceutical plants,

—

Adaptation of Cristal process (ultrafiltration with injection of powdered activated carbon) to front-end operation, which greatly reduces energy consumption,

—

Qualification of technologies enabling treatment of pharmaceutical or care products (PPCP) in drinking water, and therefore to comply with the more stringent standards that are likely,

—

Definition of an analytical protocol for molecular biology to detect the "microsporidium" protozoa,

—

Qualification of a calculation model for forecasting the production of leachates in discharges,

—

Qualification of the advantages of using compost for the revegetation of discharges,

—

Qualification of use of ferric chloride micro-coagulation in ultrafiltration treatment,

—

Cyclor, a biological treatment process whose 2004 commercial success is promising for the future,

—

Definition of six classes of seawater in order to choose the right reverse osmosis pre-treatments,

—

Qualification of Toccata process for destroying residual ozone in drinking water systems,

—

Qualification of doubling of speed (40 m/h) in RICTOR on Canadian cold water,

—

Development of an energy audit methodology for minimizing energy consumption in water treatment plants,

—

Development of an OGAR technology platform for automated control of treatment plants guaranteeing the quality of discharges into the environment (protected by 9 patents).

As concerns innovation, SUEZ mainly uses two tools for its promotion and management.

Innovation Initiative Trophies reward employees or teams for operational achievements in four categories: technology, sales, management, or interdisciplinary achievements.

The 18th campaign launched end 2003 resulted in the awarding of 39 trophies on June 22, 2004, among which 9 major prizes.

-

ECOFLOW, a new concept of commercial offering for off-site treatment of industrial effluents. It involves selling the unused capacity of an industrial treatment station to other companies, such as small and medium-size enterprises that must deal with increasingly stringent legislation, or large industrial companies that have occasional needs.

-

PAMELA: real-time information by telephone. PAMELA (automatic production of messages tied to alerts) delivers personalized, real-time information by telephone that is targeted for a city or a neighborhood. 10,000 homes can be contacted in less than one hour, i.e. the equivalent of a city of 35,000 residents. This service is activated early in the crisis and also announces the return to normal service.

-

INEO CAPITALE: consensus on a reorganization. Instead of forcing on 1,500 employees belonging to 18 different entities, the objectives of the approach to be adopted, INEO suggested that they think together about how to "keep the Paris market". As part of this approach, the project was developed without the help of consultants and resulted in a consensus: the need to reorganize. Reorganization was conducted smoothly despite having to move 500 people and change 18 entities into 8.

-

ESSALAMA: a pioneering approach in safety: LYDEC, in charge of electricity, water distribution and the sanitation department of Casablanca, decided to be more demanding than the current Moroccan legislation. After reviewing the situation, target training programs were set up (occupational risks, driving risks, first aid, etc.). The work conditions were controlled through checks and evaluations. In parallel, management, the employee representatives and subcontractors committed themselves by signing the Safety and Environmental Charter. NGOs were also involved in the process. The drop in accidents was very significant.

-

MORE: to boost SUEZ’s internal market. By setting up a Web tool, the various SUEZ companies pooled their recruitment processes, their best practices, and their candidate records.

-

RICTOR: high-speed flotation. Based on an idea suggested by the Finnish firm RICTOR ("turbulent flotation", which multiplies separation speeds threefold), Degrémont has marketed a line of standard apparatus of the same name in record time. Their civil engineering structure covers a ground area that is smaller than conventional systems and their equipment is less costly. They can be integrated in an existing structure.

-

Gasification: the most profitable way to convert waste into energy. Laborélec/Electrabel set up a circulating fluidized bed gasification process as an alternative to atomization, before direct co-combustion of wood waste. This method offers a profitable solution to the demand for renewable energy and the need for cheap fuel to produce electricity.

-

Job project advisors: GEPSA, specialized in the mixed management of penitentiaries, has proposed that the administration create a "missing link" to reintegrate released persons on the job market. Thanks to this approach, which decreases the recidivism rate by 33%, GEPSA has been asked to manage 16 penitentiary.

The Value Creation Label is given to projects that received an Innovation Initiative Trophy three or four months earlier.

In 2004, the 2000 and 2001 Trophy recipients were reviewed.

Three "sales" awards were approved:

-

Energy-Efficiency Advisory Service program – Laborelec (Trophy 2001)

This service, which allows energy consumption per customer production unit to be reduced thanks to energy audits, was first implemented at Volvo. It has since been implemented in Belgium and Germany (from 2001 to 2004 = 70 contracts). These contracts were not only profitable for Laborelec; they also allowed Electrabel to keep large customers and recover a few.

-

SynOptis, an engineering tool for collecting household waste – Sita France (Trophy 2001)

This tools allows a geographic information system to be coupled with the database allowing sizing of household waste collection and passage optimization.

After its initial success in Lyon, this type of tool was reused several times. Other tools were also added, allowing significant contracts to be won, as with Rennes and Montpellier. This offers an edge over the competition (such as ONYX), which is not equipped with such a system.

-

Gas trading hub program in Continental Europe - Fluxys (Trophy 2001)

Huberator manages and controls all gas transactions at the Zeebrugge hub. Zeebrugge now imports 15% of Continental European consumption. Huberator has become a key market place, with more than 45 active companies.

One "management" award was approved:

-

"Safety and occupational health" management system - Electrabel (Trophy 2001)

This management system, which generates a strong decrease in the accident frequency rate, was first used in electricity production. It was then successfully implemented in distribution in Flanders, in Brussels and in Wallonia. It is being deployed in three Mexican subsidiaries and one South Korean subsidiary.

The Group’s e-business program, launched in 2002 and designed to improve internal productivity and service quality by promoting and using Internet technologies in the various businesses and functions. This program is based on five themes:

-

Customer relations: The deployment of Web and extranet portals and e-accounting solutions (paperless customer invoicing) for corporate customers. These services are designed to both improve our customer service quality and optimize customer management costs. Overall, 2,000 large accounts have access to a customized extranet interface for on-line management of their contract. Furthermore, Electrabel issued 45,000 paperless electronic invoices to corporate customers in 2004.

-

Supplier relations: As part of its "Opting" purchasing optimization program, the use of electronic call for tenders and auctioning tools has become systematic. Furthermore, the following was deployed in the Group in 2004:

—

The PACHA buying portal, containing all blanket orders with referenced "Opting" suppliers. It allows global distribution of the Group’s blanket orders to all buyers.

—

E-procurement solutions to optimize access to supplier catalogs and order/reception processes. Overall, €134 million of purchases, corresponding to 127,000 electronic orders, were placed via e-procurement in 2004.

Lastly, the first pilot systems for electronic reception of supplier invoices (e-invoicing) and on-line travel reservations were initiated in 2004.

-

Personnel relations: More than 1,500 applicants were recruited using the on-line Web recruitment platform, deployed on 23 of the Group’s Internet and intranet sites. More than 5,000 employees have uploaded a personal file or a resume, as a means for promoting internal mobility in the Group. Intranet solutions for on-line management of human resource data ("who’s who", organization charts, time and vacation management, expense accounts, etc.) via an employee portal were deployed among 8,500 employees in France and Belgium. Lastly, pilot experiments in on-line training were conducted at SUEZ University.

-

Knowledge sharing and collaborative work: This program includes the implementation of synchronous work solutions (web conferences) and asynchronous work solutions (shared libraries, forums, directories, etc.). In 2004, 1,800 virtual meetings (webmeetings) were held, involving close to 5,000 participants. As part of the Group’s knowledge sharing program, more than 100 communities of practice in various areas of technical and functional expertise use collaborative work platforms to facilitate knowledge exchanges and sharing. Furthermore, several of the Group’s entities (in particular in engineering) deploy Web collaboration platforms to optimize management of their projects with their customers and suppliers.

-

Mobile solutions: Deployment of mobile solutions for maintenance and plant technicians is being continued in all the Group’s businesses (water, waste, energy, and services). In all, approximately 3,200 technicians have mobile solutions allowing real-time management of field operations and optimization of their rounds. In addition, solutions for real-time access to office computer information (e-mail, diaries, contacts, etc.) using Smartphone terminals are currently being deployed for Group managers.

Lastly, seven e-business projects have received an Initiatives Innovation Trophy 2004: the Procope and Noémie e-procurement projects, optimization of rounds via the Web at SITA France, e-collaboration at Degrémont, centralized technical management via Internet at Lyonnaise des Eaux France, remote assistance via webmeeting at Elyo, and the MORE (Mobility-Recruitment) project for managing internal mobility and external recruitment via the Web, received a major prize in the Management category.

INSURANCE

The Insurance Department relies on the “SWIN” network (SUEZ Worldwide Insurance Network), which operates as an expertise center for the branches and head office in this specialized field in which the pooling of experience contributes to improved effectiveness and cost reduction.

The policy of prevention and transfer of hazardous risks to the insurance market, as conducted by the SUEZ Group, is applied to the traditional insurance areas of property (material damage and loss of profits); personal cover (social benefits) third-party cover (Public Liability) and vehicle cover.

In each of these areas:

-

The transfer of catastrophic risks to the insurance market continues to be operated as often as possible by developing transversal programs in areas considered to be strategic.

-

The financing of low- and medium-level hazardous risks is optimized mainly through self-insurance programs, either directly by applying deductibles and retentions, or indirectly, through captive mechanisms.

Property damage and business interruption

The SUEZ assets are protected under the generally accepted principles of property damage and business interruption insurance. This insurance covers property that the Group owns, leases or holds (particularly under concession contracts). As a general rule, however, covered assets do not include underground networks, except in certain countries and up to certain limits.

The Environment businesses division favors covering its assets with a structure consisting of two successive layers, one covering sites of average size, and another whose capacity is dedicated to the largest operating sites. The total capacity of the coverage is €200 million.

The Energy businesses division, whose power plants constitute a major asset, have favored a regional approach that benefits from the capacities available on markets specialized by type of equipment. Besides conventional fire and explosion coverage, power plants can subscribe a coverage extension for risks such as machinery breakdown when the type of equipment operated (e.g. gas turbines, boilers, etc.) is prone to such risk.

The nuclear power plants operated by Electrabel at Doel and Tihange are covered in direct damage through the mutual insurance company, Nuclear Electric Insurance Limited (NEIL/ONEIL).

Business Interruption insurance is subscribed on a one-time basis as a function of each risk analysis performed at the relevant level (which may be the production unit itself or all units belonging to the same business division located in the same geographic area).

Employee benefits

In accordance with legislation currently in force and with Company agreements, programs for personnel accident and health insurance are developed both at headquarters and in the operating entities.

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

It was necessary to adjust the scope of this program to the Group’s new configuration, in order to take into account the asset sales carried out under the January 2003 action plan. Special mechanisms were established in each instance to match the period of insurance and the provisions of the Purchase Agreements.

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

As an exception to this principle, the Environment business division uses coverages from a specialized pool under a reinsurance scheme. This pool has a structure which capacities are limited in amount and in geographical scope, but provides coverage extensions for items such as decontamination costs and coverage of events of slow and gradual origin.

Waste management operations in the USA and Canada, however, face very restrictive coverage conditions due to the scarcity of available capacity on the market. In other countries, such as in Eastern Europe, it is often impossible to buy this type of coverage.

Security and Crisis Management

The international environment in which SUEZ Group operating companies do business has deteriorated very significantly since 11 September 2001.

At the same time, the legal environment has also become stricter. For example, in respect of employee protection with the recognition by the courts of an obligation to provide security such that a terrorist attack is no longer necessarily considered as an act of force majeure exonerating employers from responsibility. In terms of asset protection, the French Financial Security Law now requires the implementation of business continuity plans.

SUEZ took the decision to provide itself with the resources required to meet its obligations and anticipate major crises by setting up the Corporate Security Department in 2004. This department works as a network at business branch and operating Company level worldwide.

The department reports directly to the Secretariat General and has three key missions:

Personal security

This involves coordinating and centralizing the security measures put in place to protect Group employees against every kind of threat in any part of the world. This mission also includes controlling practical issues, such as business travel and the security measures implemented to provide protection at corporate events. This role is supported by a permanent Country Watch in the form of warning alerts sent to the companies concerned.

Operational security

Protecting Group assets against the emergence of new risks that could cause not only tangible losses, but also, and more importantly, intangible losses through any compromising of confidential information (whether IT-related or not).

Implementing and maintaining business continuity plans. The head office Business Continuity Plan is now in the process of being finalized, and will be tested for the first time at the end of Quarter 1 2005.

Crisis management

Working in liaison with the Communication Department, Human Resources and the Secretariat General, and with the support of external service providers, the Corporate Security Department provides crisis management for personal and property issues in the event of natural or industrial catastrophe.

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

Energy

As of December 31, 2004, we were operating approximately 200 power stations in 31 countries. The table below provides certain information about some of the main plants and facilities we own.

Country	City/Region/State	Activity
France	SHEM	Hydro plants
Belgium	Doel	Nuclear power station
	Tihange	Nuclear power station
	Belgium (nationwide)	Gas transportation network
	Belgium (nationwide)	Electric transmission grid
	Zeebrugge	LNG regas terminal
Brazil	Salto Santiago	Hydro plant
	Salto Osorio	Hydro plant
	Cana Brava	Hydro plant
	Jorge Lacerda	Thermal power plant
United States	Everett, Massachusetts	LNG regas terminal
	Red Hills, Mississippi	Thermal power plant
	Chehalis	Gas fired power plant
	Wise County	Gas fired power plant
Hungary	Dunamenti	Thermal power plant, cogeneration and CCGT
Poland	Polaniec	Thermal power plant
Netherlands	Eems	Thermal power plant
Thailand	Map ta Phut, Rayong	Cogeneration plant and CCGT
	Bowin, Chonburi	Thermal power plant
Turkey	Baymina	Gas fired power plant

Environment

We own, operate and maintain various water treatment plants, waste water treatment plants, storage reservoirs, purification stations and water distribution networks. We operated 53 incineration plants in France, the U.K., the Benelux countries and in Taiwan at December 31, 2004. We also operated 186 landfills, located primarily in France, the U.K. and Brazil.

The following tables set forth certain information regarding some of the main installations or properties used by SUEZ Environment (as of December 31, 2004):

SUEZ Environment

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

Useful Lives of Long-Lived Assets and Impairment

Long-lived tangible and intangible assets are recorded at cost and depreciated based on management’s estimates/determinations over their economic useful lives. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that difference is adjusted prospectively. Due to the significance of fixed asset investment to the Group, variations between actual and estimated useful lives could significantly impact operating results both positively and negatively.

Long-lived assets are impaired if there are changes in circumstances indicating that the carrying value of the assets are not recoverable. The Group uses the best information available to estimate fair value of its long-lived assets and may use more than one source. In estimating the future cash flows of long-lived assets, judgment is exercised based on management intent to use the asset.

A change in these estimates or a change in Group’s plans regarding, or probability assessments of, holding or selling an asset could have a significant impact on Group’s future operating results.

Goodwill

Goodwill is amortized over the expected useful life of the underlying business and is tested for impairment when certain indicators are present. Annually and if a potential impairment is indicated, we compare the fair value of the business to its recorded value including goodwill. We use market prices when possible but primarily rely on discounted cash flow models to determine the fair value of our businesses. While we believe that the assumptions and input used to determine those fair values are appropriate, they are subject to judgment. The most significant input is extracted from our 3 year business plans. Assumptions regarding market multiples and appropriate discount rates have been made on the basis of performance indicators for comparable companies, publicly available analyst data, and market prices. If the carrying value exceeds the fair value of the business, an impairment charge for the difference is recorded in the income statement.

Reserves

We maintain reserves related to our obligations for dismantling nuclear power stations, reprocessing and storage of nuclear fuel, environmental remediation, and the renewal of facilities under long-term concession contracts. The assumptions underlying our estimates of these reserves are discussed in more detail in Note 15 to our Consolidated Financial Statements. We believe those assumptions are appropriate; however, actual costs incurred related to these obligations could differ significantly due to changes in the timing and amount of estimated payments, changes in the time value of money, changes in technology and changes in the legal and regulatory environments in which we operate.

Pension and Postretirement Obligation

The Group has obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Some of these obligations apply to most employees of the Group.

Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made. The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country in which the Group operates. Additionally, pension cost is influenced by the weighted expected return on plan assets which was 6.1% in 2004 and in 2003.

The discount rates used are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings) in the related geographical area. The weighted discount rate used for 2004 and 2003 was 5.3%. The valuation methods currently used by the Group for pension plan and similar benefit commitments are presented in Notes 19 and 28 to our consolidated Financial Statements.

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and fund assets. The amount exceeding 10% is spread over the average remaining service lives of the employees.

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

Long Term Supply and Purchase Contracts

We enter into many long term supply and purchase contracts for gas and electricity. Several of these contracts do not presently qualify as derivatives under SFAS 133 because of limitations on the possibility for net settlement or prohibitive costs to net settlement due to illiquidity in the related markets. If the markets were to expand to allow greater volumes to be traded and/or the costs of selling the commodity through other markets was reduced, these contracts would qualify as derivatives and depending on the market price of the commodity at that time could result in a significant asset or liability. Since the prices in illiquid markets can differ significantly from prices in liquid markets and these contracts would only be considered derivatives in a liquid market, a calculation of the potential impact of accounting for these contracts as derivatives using current prices from an illiquid market would not be particularly relevant.

In the ordinary course of its business, the Group designated hedging instruments as either fair value or cash flow hedges or foreign exchange hedges of net investment in accordance with its documented and approved hedging and risk management policies.

In addition, certain contracts that the Group has entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under SFAS 133. However, many of these contracts qualify and are designated as normal purchase and normal sales contracts and thus are accounted at cost. As a result, any price volatility inherent in these contracts is not reflected in the operating results of the Group. If this exemption is disallowed through future interpretations or actions of the Financial Accounting Standards Board (“FASB”), the impact on future operating results could be significant.

Transition To IFRS

Background

In accordance with the European regulation on international accounting standards, the Group consolidated financial statements for the year ending December 31, 2005 will be prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IAS/IFRS) adopted by the European Union that are applicable at that date. The first published IFRS financial statements will concern fiscal year 2005 and will include comparative figures for 2004 prepared according to the same standards, except for IAS 32 and IAS 39, which the Group has elected to adopt effective from January 1, 2005.

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, and in accordance with the AMF recommendation concerning financial reporting during the transition period, preliminary information has been prepared on the impacts of the transition to IFRS.

On March 3, 2005, the IFRIC published draft interpretations on the accounting treatment of service concession arrangements. The period for submitting comments ends on May 30 and the IASB is expected to approve the final interpretations during the second half of this year. Pending completion of the Group's analysis of the proposals and publication of the IFRIC’s final interpretations, concession assets and liabilities and revenues and expenses have been accounted for in the opening IFRS balance sheet at January 1, 2004 in accordance with the Group's current accounting under French GAAP, as described in notes 1.E, 1.L and 9.3 to the consolidated financial statements. The Group is waiting for the IFRIC’s final interpretation concerning the accounting treatment of concession contracts.

Certain changes may be made to the opening balance sheet on which the following disclosures are based, to take into account the requirements of IFRS related to service concession arrangements and any new interpretations of IFRS published in 2005 for the preparation of the final 2005 IFRS financial statements.

The standards IFRS 1 – First-time Adoption of International Financial Reporting Standards authorizes first-time adopters to apply certain exemptions from other IAS/IFRS. The options applied by the Group are as follows:

Employee benefits: cumulative actuarial gains and losses

As allowed under IFRS 1, the Group has elected to recognize in equity in the opening IFRS balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003.

Cumulative translation adjustments

As allowed under IFRS 1, the Group has elected to transfer cumulative translation adjustments at January 1, 2004 to "Consolidated retained earnings". This decision had no impact on Group equity.

Business combinations

As allowed under IFRS 1, the Group has elected not to restate acquisitions carried out prior to January 1, 2004 in accordance with IFRS 3. Consequently, goodwill written off against equity on acquisitions made prior to January 1, 2000 that were financed by the issuance of shares has not been restated in the opening IFRS balance sheet.

Revaluation of property, plant and equipment and intangible assets

The Group has decided not to apply the exemption provided for in IFRS 1, allowing property, plant and equipment and intangible assets to be revalued at fair value in the opening IFRS balance sheet at January 1, 2004. The option chosen by the Group therefore has no impact on equity in the opening IFRS balance sheet at January 1, 2004.

Stock options and other share-based payments

As allowed by IFRS 1, the Group has decided to limit the application of IFRS 2 to equity based compensation that were granted after November 7, 2002 and had not yet vested at December 31, 2004.

The change to IFRS may affect the equity on the principal areas described below:

Negative goodwill

Under IFRS 3 – Business Combinations, the excess of the fair value of the identifiable assets and liabilities acquired over the acquisition cost is recognized immediately in profit or loss.

In the French GAAP financial statements, negative goodwill is recognized in profit or loss over a period that reflects the objectives and projections established at the time of acquisition, in accordance with CRC regulation 99-02.

In the IFRS financial statements, negative goodwill carried in the French GAAP financial statements at December 31, 2003 has been written off against equity at January 1, 2004.

Recognition of goodwill in the currency of the acquired company

In the IFRS financial statements, goodwill is recognized in the currency of the acquired company in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates. The restatement has been made retrospectively.

Property, plant and equipment

Components approach

Application of the components approach provided for in IFRS involves:

•

Applying a different depreciation period to each component of a fixed asset whose useful life is different from that of the asset, provided that the component's cost is significant in relation to the total cost of the fixed asset.
In the French GAAP financial statements, the Group applies different depreciation periods only for significant components of complex facilities with useful lives that are different from the useful life of the infrastructure as a whole.

Property, plant and equipment have also been analyzed based on the components approach to determine whether the capitalized costs comply with IAS 16 and IAS 23.

The corresponding IFRS adjustments have been determined retrospectively from the date on which the assets were recognized in the balance sheet up to December 31, 2003.

•

Identifying and separately recognizing (in the initially recognized cost of the corresponding asset in the IFRS balance sheet) the cost of major inspections and replacements under multi-year maintenance programs. When the replacements are performed, the costs related to this component will be capitalized and depreciated on a straight-line basis over the period to the next inspection or replacement. The corresponding IFRS adjustment has been determined retrospectively from the date when the assets were first recognized in the balance sheet up to December 31, 2003.
•

As a consequence of the above-mentioned principles, reserves for major repairs carried in the French GAAP financial statements are not recognized under IFRS, due in particular to the inclusion of major inspection and replacement costs in the carrying value of the related assets. These provisions have therefore been eliminated from the opening IFRS balance sheet.
Obligations for dismantling assets

Under IAS 16 – Property, Plant and Equipment, the value at which an asset is measured at recognition includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period. The amount recognized in assets for dismantling costs is offset by a liability for the same amount.

The Group has elected to apply the option available to first-time adopters of IFRS under IFRIC 1, as follows:

•

The liability at the date of transition to IFRS has been measured in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, based on the cash flow and discount rate assumptions applied at the transition date.
•

The gross amount that would have been included in the cost of the related asset when the liability first arose has been estimated by discounting the liability to the commissioning date using the average of the discount rate(s) that would have applied for that liability over the period from the commissioning date to the IFRS transition date.
•

Accumulated depreciation has been calculated retrospectively on the recognized asset, on the basis of the current estimate of the useful life of the asset at the transition date.
In the French GAAP financial statements, under CRC regulation 2000-06 on liabilities applicable since January 1, 2002, a provision is recognized when infrastructure is commissioned for the present value of the estimated dismantling cost and an equivalent amount is added to the carrying value of the facility. However, in the absence of detailed guidelines, the Group applies a historical discount rate that complies with US GAAP (SFAS 143 – Asset retirement obligation).

Depreciation of nuclear power stations

Under IAS 16, depreciation is calculated from the date when the asset is available for use.

In the French GAAP financial statements, nuclear power stations are depreciated based on the percentage of completion of construction work. Historically, this accounting treatment was applied to nuclear power stations in Belgium (the last of which was commissioned in 1985) in accordance with the recommendations of the electricity and gas industry control board (Commission de Contrôle de l'Electricité et du Gaz) for pricing purposes.

Deferred taxes

Under IAS 12 – Income Taxes, deferred taxes may not be discounted.

In the French GAAP financial statements, as provided for in CRC regulation 99-02, deferred taxes are discounted when the impacts at the level of a taxable entity are material and the periods in which the underlying temporary differences will reverse can be reliably estimated.

Intangible assets

At the inception or during the life of long-term concession contracts, the Group is required to make payments for the concession operating rights.

In the French GAAP financial statements, the amounts paid or payable are recognized at their nominal amount.

In the IFRS financial statements, the amounts payable are recognized at their discounted present value.

The operating rights are not covered by the future IFRIC interpretations concerning service concession arrangements.

Revenue recognition

Part of the price received by the Group under certain long-term electricity sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract.

Under French GAAP, revenues are recognized based on the contract terms and, in the case of long-term electricity sales contracts, the fixed payment is recognized on the billing date.

Under IFRS, particularly IAS 18 – Revenue, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

As allowed by IAS, the Group has not applied as of January 1, 2004:

Right of use

In December 2004, the IFRIC published interpretation IFRIC 4 – Determining whether an arrangement contains a lease, the principles of which are similar to US GAAP interpretation EITF 01-08 that was applicable prospectively from January 1, 2004 in the Group's US GAAP financial statements.

IFRIC 4 deals with the identification and recognition of energy services, purchasing and sales contracts that, although not qualified as leases from a legal standpoint, convey to customers/suppliers the right to use an asset or a group of assets in exchange for fixed payments. These contracts could be considered as leasing arrangements, in which case they would be qualified as either operating or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted where the Group is considered as acting as lessor and its customers as lessees.

This interpretation is applicable retrospectively as from January 1, 2006 with early application encouraged. Pending information about the IFRIC's position regarding the accounting treatment of service concession arrangements, the Group has currently decided not to elect for early application.

Financial instruments

The Group has elected to apply IAS 32/39 as from January 1, 2005. Consequently, in accordance with the option provided for in IFRS 1, no comparative information will be presented for 2004 regarding financial instruments governed by IAS 32/39.

In the opening IFRS balance sheet at January 1, 2004, no adjustments have been recorded and no financial assets have been reclassified, other than based on the distinction between current and non-current assets. The impact of these standards on the consolidated financial statements is currently being analyzed.

In view of the long-term nature of the SEE and SEI energy purchase and sale contracts and the Group's energy trading transactions (hedging of commodity price risks, optimization of production resources and the portfolio of purchase and sale contracts), application of these standards could lead to significant volatility in both profit and equity. The main differences compared to French GAAP are expected to concern:

•

Measurement at fair value of certain commodity contracts or other commercial contracts that would not be considered as being entered into in the normal course of business under IAS 39.
•

Measurement and classification of financial assets and liabilities.
•

Derecognition of financial assets.
•

Recognition of derivative instruments used to hedge market risks.
A.

Results of Operations

The Group uses organic “Gross Operating Income” (“GOI”) growth as our measure of segment profit which is a non-GAAP financial measure and closely related to consolidated operating income (see Note 22 to our Consolidated Financial Statement for a reconciliation of GOI to consolidated operating income). When comparing performance between 2004 and 2003, and 2003 and 2002, the Group also discusses non-GAAP organic revenue growth. Both of these non-GAAP financial measures take account of the impact that foreign currency changes, natural gas price changes, acquisitions and dispositions have on the reported results. Management believes that discussing organic growth in both revenues and GOI, taking into account the items above, provides a better understanding of the Group’s revenue and operating performance and trends than the related reported amounts compared to the prior period.

The Group's significant increase in net income reflects the relevance of its strategy of focusing on its core Energy and Environment businesses as well as the success of the Group's action plan undertaken in 2003.

In 2004, the Group expanded its market position, generated significant organic growth across its business lines (based on a constant Group structure and exchange rates) and strengthened its financial base. As a result, SUEZ has increased its dividend for 2004 by 13%.

The financial statements of SUEZ for the year ended December 31, 2004 reflect the combined impacts of the following:

•

A sharp rise in operating performance, with revenues of €40.7 billion (including 6.2% of organic growth) and an increase in organic gross operating income for all of our segments.
•

A stronger financial position as a result of strong cash flow generation, and particularly bolstered by a 20% increase in gross cash flow. This enabled the Group to fully cover its capital expenditures and to self-finance the 2003 dividend payment. In parallel, its divestment program helped decrease the Group's net debt to €11.5 billion.
•

Improved profitability. This improvement is the result of reducing the Group's capital expenditures and increasing margins based on the cost-cutting policy initiated as part of the Optimax plan. Compared to 2002, €917 million in cost savings were generated during the year.

2004 Compared to 2003

Revenues

	2003							2004			2003 vs 2004
(in € millions)	Actual 2003	Reclass SEIS	Actual (Pro-forma) 2003(1)	Foreign exchange effects	Gas prices	Disposals	On a Compar-able basis	Actual 2004	Acquisi-tions	On a Compar-able basis	% Gross change Actual	% Organic growth on a compar-able basis
	(a)	(b)	(c) = (a)+(b)	(d)	(e)	(f)	(g) = (c+d+e+f)	(h)	(i)	(j) = (h-i)	(h-c)/c	(j-g)/g
SEE	12,747	-	12,747	(7)	15	(28)	12,727	14,242	959	13,283	11.7	4.4
SEI	4,491	-	4,491	(347)	67	(74)	4,137	5,397	-	5,397	20.2	30.5
SES	9,396	-	9,396	-	(7)	(49)	9,340	9,694	48	9,646	3.2	3.3
SE (formerly SELS)	12,142	168	12,310	(102)	-	(1,145)	11,063	11,406	165	11,241	(7.3)	1.6
SEIS	168	(168)	-	-	-	-	-	-	-	-	N/A	N/A
Others	677	-	677	-	-	(677)	-	-	-	-	(100.0)	N/A
Group Total	39,621	-	39,621	(456)	75	(1,973)	37,267	40,739	1,172	39,567	2.8	6.2

(1)

Breakdown of revenues after transfer of OIS to “SE”.

Actual revenue growth during 2004 was 2.8%. Following the disposal of the companies in the Communication sector, all of the Group's revenues are now generated from the Energy and Environment Divisions.

The total €1,118 million in revenue growth reflects the combined impact of the following factors:

•

Organic growth of €2,300 million;
•

An €801 million overall negative impact relating to changes in Group structure, the sale of Cespa (€439 million) and companies in the Communication sector (€678 million) , as well as the termination of the Group's Puerto Rico contract (€449 million). These adverse effects were, however, partially offset by the €942 million positive impact of the creation of Electrabel Customer Solutions in connection with the deregulation of the energy market in Belgium;
•

Exchange-rate fluctuations, which had a negative impact of €456 million, of which €338 million were due to the fall in the value of the U.S. dollar;
•

Natural gas price increases which had a €75 million positive impact on revenues.
Organic revenue growth was at 6.2%. This performance was driven by higher revenue contributions from:

•

SUEZ Energy Europe (SEE), mainly due to an increase of €885 million in sales of wholesale energy as a result of the streamlining of its contract portfolio and generating equipment, as well as market opportunities;
•

SUEZ Energy International (SEI), due to a €124 million rise in Liquified Natural Gas (LNG) sales in the United States, the commercial success of Tractebel Energy Services Inc. (TESI) direct sales to industrial and commercial customers in the U.S. (up €336 million), and the commissioning of five new power stations in 2003 and 2004 (positive impact of €673 million);
•

SUEZ Energy Services (SES) (up €310 million), driven by Elyo/TES and Fabricom's commercial development;

· European Water Services (up €104 million) – boosted by a particularly strong showing from France and Spain – as well as international water and waste services (up €76 million).

The Group generated 89% of its total revenues in Europe and North America, with Europe alone accounting for 80%.

Revenue breakdown by geographical area

The share of revenues generated outside France and Belgium decreased to €18,358 million in 2004 from €18,400 million in 2003, or to 45.1% of our total revenues in 2004 from 46.4% in 2003. The tables below present trading activities net for 2004 and for 2003.

	2004			2003(1)
	France	Belgium	International	France	Belgium	International
	(in € millions)
SEE	273	11,353	2,616	180	9,785	2,782
SEI	-	1	5,396	-	4	4,487
SES	4,190	1,216	4,289	4,039	1,219	4,134
Energy	4,463	12,570	12,301	4,219	11,007	11,403
SE	4,998	351	6,057	4,962	375	6,974
Environment	4,998	351	6,057	4,962	375	6,974
Other	-	-	-	569	91	22
Group Total	9,461	12,921	18,358	9,750	11,473	18,400

(1)

Breakdown of revenues after transfer of OIS to “SE”.

Revenues by geographical area can be broken down as follows:

	2004	2003	Change in %
	(in € millions))
France	9,461	9,750	(3.0)
Belgium	12,920	11,473	12.6
France-Belgium sub-total	22,381	21,223	5.5
Other European Union countries	8,375	9,006	(7.0)
Other European countries	1,664	1,378	20.8
North America	3,884	3,885	0.0
Europe and North America sub-total	36,304	35,492	2.3
South America	1,955	1,702	14.9
Asia/Middle East and Oceania	1,903	1,867	1.9
Africa	577	561	2.9
Group Total	40,739	39,622	2.8

Growth was sustained in France and Belgium, with Belgium reporting a 12.6% increase in revenues, two-thirds of which reflected the impact of deregulation. Growth in France stood at 3%, excluding the impact of the sale of companies operating in the Communication sector which contributed €677.5 million to the area revenues in 2003.

The contribution of other European Union countries declined due to the disposal of Cespa in October 2003. In North America, the termination of the Puerto Rico contract and the negative impact of foreign exchange fluctuations were offset by the growth of Tractebel North America.

Segment profit

Gross operating income (GOI) represents our measure of segment profitability. For a reconciliation to our consolidated operating income, see Note 22 to our Consolidated Financial Statements.

Our GOI by business segment for the periods indicated are set forth in the following table.

	2003						2004			2003 vs 2004
(in € millions)	Actual 2003	Reclass SEIS & SUEZ Tractebel’s financial entities	Actual (Pro-forma) 2003(1)	Foreign exchange effects	Disposals	On a Compa-rable basis	Actual 2004	Acquisi-tions	On a Compa-rable basis	% Gross change Actual	% Organic growth on a compa-rable basis
	(a)	(b)	(c) = (a)+(b)	(d)	(e)	(f) = (c+d+e)	(g)	(h)	(i) = (g-h)	(g-c)/c	(i-f)/f
SEE	2,370	88	2,458	(1)	(3)	2,454	2,642	8	2,634	7.5	7.3
SEI	1,124	-	1,124	(82)	(39)	1,003	1,225	-	1,225	9.0	22.1
SES	507	-	507	-	(3)	504	575	13	562	13.4	11.5
SE (formerly SELS)	1,950	(6)	1,944	(24)	(76)	1,844	1,931	18	1,913	(0.8)	3.7
SEIS	7	(7)	-	-	-	-	-	-	-	N/A	N/A
Others	53	(75)	(22)	-	(225)	(247)	(175)	15	(190)	(695.5)	23.1

(1)

Breakdown of GOI after transfer of Nalco to “Others”, OIS to “SE” and SUEZ Tractebel’s financial entity to “Others”.

Energy

	2003(1)							2004			2003 vs 2004
(in € millions)	Actual 2003	Reclass SEIS & SUEZ Tractebel’s financial entities	Actual (Pro-forma) 2003(1)	Foreign exchange effects	Gas prices	Disposals	On a Compa-rable basis	Actual 2004	Acquisi-tions	On a Compa-rable basis	% Gross change Actual	% Organic growth on a compa-rable basis
	(a)	(b)	(c) = (a)+(b)	(d)	(e)	(f)	(g) = (c+d+e+f)	(h)	(i)	(j) = (h-i)	(h-c)/c	(j-g)/g
ENERGY
SEE: (formerly EGE)
Revenues	12,747	-	12,747	(7)	15	(28)	12,727	14,242	959	13,283	11.7	4.4
GOI	2,370	88	2,458	(1)	-	(3)	2,454	2,642	8	2,634	7.5	7.3
Margin rate (in %)	18.6%		19.3%				19.3%	18.6%		19.8%

SEI: (formerly EGI)
Revenues	4,491	-	4,491	(347)	67	(74)	4,137	5,397	0	5,397	20.2	30.5
GOI	1,124	-	1,124	(82)	-	(39)	1,003	1,225	0	1,225	9.0	22.1
Margin rate (in %)	25.0%		25.0%				24.2%	22.7%		22.7%

SES: (formerly EIS)
Revenues	9,396	-	9,396	-	(7)	(49)	9,340	9,694	48	9,646	3.2	3.3
GOI	507	-	507	-	-	(3)	504	575	13	562	13.4	11.5
Margin rate (in %)	5.4%		5.4%				5.4%	5.9%		5.8%

(1)

After transfer of SUEZ Tractebel’s financial entities to “Other” for an amount of GOI of (88) M€.

Energy revenues rose 10.1% overall, with organic growth of 8.1%. The positive impact of changes in Group structure (€857 million) and natural gas price increases more than offset the €354 million negative impact of unfavorable foreign exchange fluctuations.

SUEZ Energy Europe (SEE)

SUEZ Energy Europe's sales increased by 11.7% in 2004. On a comparable basis, revenues were up €556 million, representing organic growth of 4.4%. These increases were driven by the following factors:

•

Electricity
–

As a result of to Electrabel's policy of streamlining its European generating facilities and contract portfolio, wholesale electricity sales rose to €1,222.5 million, from €729.2 million in 2003.

–

In Belgium, total revenues increased by 1.2%, holding firm despite full deregulation of the Flanders electricity market since July 1, 2003 and partial deregulation in Brussels and Wallonia since July 1, 2004. The erosion of volumes sold to captive consumers following the deregulation was offset by strong momentum in the industrial market.

–

Outside Belgium, growth in electricity sales was particularly strong in Germany (33%) and France (22%). However, overall sales decreased as sales to Dutch distributors – representing €93 million – are now recorded as wholesale transactions.

•

Natural gas
–

Organic growth in non-Group sales by Distrigaz came to 11.2% in 2004, representing €211 million, primarily due to trading activities, which contributed €881 million to 2004 revenues, versus €630 million a year earlier.

–

Electrabel's natural gas sales were up 14.9%, or €238 million in 2004, due to wholesale transactions which came to €482 million, compared to €261 million in 2003. Electrabel achieved this performance as a result of streamlining its contract portfolio and its capacity to hold firmly onto its position despite the impacts of deregulation in Flanders (effective July 1, 2003) and partial deregulation in Wallonia (from July 1, 2004).

•

Other activities

–

Revenues from other activities decreased by €369 million. This was primarily due to a reduction in the invoicing of costs to inter-municipal companies following deregulation of the Belgian electricity market.

SEE's GOI totaled €2,642 million in 2004. Excluding the effects of changes in Group structure and exchange-rate fluctuations, organic growth in GOI was 7.3% or €180 million. All of SEE's three entities contributed to this performance:

•

Electrabel posted an increase of €113 million in GOI, bolstered by a more favorable price environment in Europe, combined with the effects of its cost reduction policy, especially in the Benelux countries.

•

The Netherlands and Italy increased their respective contributions to Electrabel's results, although a portion of the overall growth figure for these countries reflected non-recurring items such as dividends received in the Netherlands in payment for stranded costs.

•

Organic growth in Distrigaz's GOI approximated €46 million. The Belgian B2B sector is becoming increasingly competitive but Distrigaz was able to cushion the negative impact of this environment as a result of efforts undertaken to streamline the overall management of its purchasing portfolio – including trading transactions – as well as to sales outside Belgium, and certain non-recurring operating income items.

•

Fluxys – which posted organic GOI growth of €21 million – benefited from a new pricing policy to part of its transport business (including retroactive application from January 2003).

SUEZ Energy International (SEI)

Revenues for SUEZ Energy International was €5,397 million, up €906 million or 20.2% on the 2003 figure. Based on a comparable Group structure, exchange rates and natural gas prices, growth was 30.5% or €1,261 million.

The main sources of growth during the year were the commissioning of new electricity power stations, the continued expansion of liquefied natural gas (LNG) transport and regasification activities, as well as pro-active sales initiatives. These initiatives enabled the division to leverage its existing capacities, win more favorable contracts and increase sales to industrial and commercial customers against the backdrop of a more robust economic environment.

SUEZ Energy International's revenue growth primarily reflected the following:

North America:

–

Tractebel LNG North America recorded a €124 million rise in sales, resulting from an increase of 12% in terms of volume. This performance was primarily due to increased vaporization capacity at the Everett terminal, new procurement agreements effective since April 2003 and sales via other LNG terminals;

–

The commissioning of three new power stations accounted for €428 million of revenue growth: Monterrey, Mexico in April 2003 (245 MW), Chehalis, Washington State in October 2003 (520 MW) and Wise in Texas (720 MW) in July 2004.

–

Tractebel Energy Services Inc. made significant direct energy sales to industrial and commercial customers, contributing €336 million to overall revenue growth.

•

Asia:

–

the full impact of the progressive commissioning of two power stations resulted in a €245 million increase in revenues in 2004: Bowin in Thailand from January 2003 (740 MW) and Baymina in Turkey in February 2004 (770 MW).

•

Latin America:

–

performance was particularly strong in Brazil where the gradual replacement of initial contractual volumes by bilateral contracts with distributors and industrial customers contributed €149 million to organic growth. Chile and Peru continued to benefit from a favorable environment both in terms of volumes and prices.

SEI's total GOI came to €1,225 million in 2004, versus €1,124 million in 2003, representing an increase of 9%. Organic GOI growth was €222 million, or 22.1%.

All of the business geographic areas contributed to this organic growth:

•

In the United States, sales volumes and LNG margins increased, TESI's expansion picked up pace and favorable terms were renegotiated for the NELP contract. The commissioning of three new power stations, however, only had a limited favorable impact on organic growth.

•

Latin America was the main GOI growth driver in 2004, particularly Brazil, where SEI has replaced initial contracts by bilateral contracts with more profitable margins, and reaped the benefits of sales opportunities with Argentina.

•

In the Middle East and Asia – GOI was boosted by the commissioning of the Baymina power station in Turkey (770 MW).

SUEZ Energy Services (SES)

Revenues for SUEZ Energy Services increased by €298 million in 2004, or 3.2%. The organic growth figure was slightly higher at 3.3%.

•

Elyo and Axima Services posted total growth of 4.9%. These companies – which specialize in operating technical equipment and energy management – confirmed their leadership positions in France, the Benelux countries and Italy, where they recorded revenue growth of €62 million, €34 million and €40 million, respectively. At the same time, they continued to expand in the other European countries in which they operate.

•

Total revenues for the Fabricom group were up 3.3%, with Ineo and Endel reporting 3.4% and 5.4% growth respectively. Growth for Axima's air conditioning and climate control business stood at 4.1%. Momentum was strong for Fabricom throughout the year, leading to a slight advance in revenues despite depressed business conditions in the Netherlands.

•

For Tractebel Engineering, 2004 marked the termination of cogeneration plant construction contracts in France.

•

SES reported a significant increase in GOI in 2004, up €68 million or 13.4%. Organic GOI growth stood at €58 million, representing 11.5%. Performance was, however, mixed for SES's different operations, with Fabricom recording a significant improvement and Elyo/TES reporting sustained growth whereas Engineering suffered a decline.

•

The Fabricom group's GOI was boosted by the strong performance of Axima's European sites and continued to implement its policy of withdrawing from loss-making businesses, reducing costs and streamlining its organization.

•

Elyo and Axima Services reaped the benefits of their revenue growth and higher profitability on contracts.

•

Engineering was hit by losses made on in-progress contracts for the Hammerfest LNG plant in Norway and the Liquid Radwaste Treatment Plant in Chernobyl, as well as its overcapacity in terms of natural gas in relation to the current projects under way.

Environment

	2003(1)						2004			2003 vs. 2004
(in € millions)	Actual 2003	Reclass SEIS	Actual (Pro-forma) 2003	Foreign exchange effects	Disposals	On a compa-rable basis	Actual 2004	Acquisi-tions	On a compa-rable basis	% Gross change Actual	% Organic growth on a compa-rable basis
	(a)	(b)	(c) = (a)+(b)	(d)	(e)	(f) = (c) +(d)+(e)	(g)	(h)	(i) = (g)-(h)	(g -c)/(c)	(i-f)/(f)
SE :
Water Europe
Revenues	3,776	168	3,944	(2)	(80)	3,862	4,115	93	4,022	4.3	4.1
GOI	599	(3)	597	-	(5)	592	639	10	629	7.2	6.3
Margin rate (in %)	15.9					15.3	15.5		15.6

Waste Europe
Revenues	4,923	-	4,923	12	(551)	4,385	4,420	37	4,383	(10.2)	0.0
GOI	793	-	793	2	(81)	714	725	5	720	(8.6)	0.9
Margin rate (in %)	16.1					16.3	16.4		16.4

International & Other
Revenues	2,993	-	2,993	(112)	(65)	2,816	2,871	35	2,836	(4.1)	0.7
GOI	558	(4)	554	(26)	11	538	567	3	564	2.2	4.7
Margin rate (in %)	18.6					19.1	19.7		19.9

Puerto Rico
Revenues	450	-	450	-	(450)	-	-	-	-	(100.0)	N/A
GOI	-	-	-	-	-	-	-	-	-	N/A	N/A
Margin rate (in %)	0.0					N/A			N/A

SELS Total
Revenues	12,142	168	12,310	(102)	(1,145)	11,063	11,406	165	11,241	(7.3)	1.6
GOI	1,950	(6)	1,944	(24)	(76)	1,844	1,931	18	1,913	(0.7)	3.8
Margin rate (in %)	16.1		15.8			16.7	16.9		17.0

SEIS
Revenues	168	(168)	-	-	-	-	-	-	-	N/A	N/A
GOI	7	(7)	-	-	-	-	-	-	-	N/A	N/A
Margin rate (in %)	4.3					N/A			N/A

SE Total:
Revenues	12,310	-	12,310	(102)	(1,145)	11,063	11,406	165	11,241	(7.3)	1.6
GOI	1,957	(14)	1,944	(24)	(76)	1,844	1,931	18	1,913	(0.8)	3.7
Margin rate (in %)	15.9	-	15.8			16.7	16.9		17.0

(1) Transfer of Nalco from “SEIS” to “Others” and OIS from “SEIS” to “SE”

SUEZ Environment posted revenues of €11.4 billion in 2004, versus €12.3 billion in 2003. This decrease primarily reflects the €981 million unfavorable impact of changes in Group structure (principally the disposal of Cespa and termination of the Puerto Rico contract), combined with the €102 million negative impact of exchange-rate fluctuations.

Organic revenue growth was 1.6% or €178 million.

•

European Water Services reported revenue growth of €104 million, or 2.7%, principally contributed by Agbar in Spain and strong expansion in sanitation and service revenues in France. France's strong performance was achieved despite less favorable weather conditions than in 2003 and lower levies collected on behalf of third parties.

•

Waste Services revenues rose by €60 million, or 3.3% in France – propelled by the start-up of two waste incinerators – and by €11 million, or 1.6% in the United Kingdom, boosted by an increase in industrial and commercial waste collection revenues. The situation in Germany and the Netherlands stabilized during the fourth quarter of the year despite unfavorable economic conditions, the scaling down of certain municipal contracts and downward price pressure in Germany regarding waste collection and sorting services. Overall, on a comparable structure and exchange-rate basis, revenues for European Waste Services held firm.

•

International environmental services posted organic revenue growth of €105 million or 5.4%, largely due to tariff increases obtained after the start-up of the Farfana plant in Chile, as well as continued expansion in Brazil, Australia and China.

•

The €28 million (3.4%) decrease in revenues for Degrémont, included in "International and Other", reflected the mixed results reported by its various businesses. The positive impact of business expansion in France and the start-up of contracts in Jordan were offset by the closure of sales operations in the United Kingdom and termination of the Bogata contract. Recently signed contracts, including those relating to Halifax, Valenton and Moscow, are expected to generate significant revenues starting in 2005.

SUEZ Environment GOI decreased 0.7% (€13 million) in 2004. This slight reduction reflects the unfavorable impacts of exchange-rate fluctuations (€24 million) and, above all, changes in Group structure (€71 million), essentially the sale of Cespa.

Total organic growth for GOI in 2004 (€69 million, or 3.7%) was driven by both European and international business, which accounted for €44 million and €25 million of the growth figure, respectively.

•

The main European growth drivers were France – up €17 million for Water Services and €16 million for Waste Services – and, to a lesser extent, the strong performance of NWG and significant upturn in OIS's business. Conversely, downward price pressure in waste selection and sorting services, together with a reduction in volumes against the backdrop of difficult economic conditions, weighed on GOI for Waste Services in Germany, the Netherlands and the Hazardous Waste business as a whole.

•

International GOI was boosted by tariff increases in Chile and Jakarta as well as continued expansion in Asia.

•

Degrémont reported a €17 million organic decline in GOI, reflecting the impact of the termination of several major international contracts including Bogota, Fujairah and Farfana.

Others

Further to the Group's disposals of its companies in the Communication sector, the "Other" segment generated no revenues for 2004, compared to €677 million in 2003. This segment is now primarily made up of Group corporate and financial entities.

Communication, Capital investment and Other

2003 (1)						2004			2003 vs 2004
(in € millions)	Actual 2003	Reclass SEIS & SUEZ Tractebel’s financial entities	Actual (Pro-forma) 2003	Disposals	On a comparable basis	Actual 2004	Acquisitions	On a comparable basis	% Gross change Actual	% Organic growth on a comparable basis
	(a)	(b)	(c)=(a)+(b)	(d)	(e) = (c)+(d)	(f)	(g)	(h) = (f-g)	(f -c)/(c)	(h-e)/(e)
Others
Revenues	677	-	677	(677)	-				(100.0)	N/A
GOI	53	(75)	(22)	(225)	(247)	(175)	15	(190)	(695.5)	23.1
Marge rate in %	7.8%				N/A	N/A		N/A

(1) Transfer of Nalco from “SEIS” to “Others” and SUEZ Tractebel’s financial entity from SEE to “Others”.

Gross operating loss for this segment increased €153 million in 2004 compared to 2003, reflecting the deconsolidation of the Communication sector companies further to the sales of M6, Noos, and Coditel/Codenet, which had negative impacts of €118 million, €28 million and €20 million respectively. Other changes in Group structure primarily concerned the sale of SUEZ's shares in Umicore and Fortis, with respective negative impacts of €20 million and €18 million.

In 2004, organic growth for GOI was €57 million as a result of the restructuring of the Group's corporate and financial entities and the positive impact of the Optimax plan.

Other Income Statement Items

Depreciation, amortization and provisions decreased by €189 million or 7.5%, reflecting the combined effects of (i) the disposals of Ondeo Puerto Rico, Cespa, and companies operating in the Communication sector for which provisions totaled €217 million in 2003; (ii) a €74 million reduction in the charge for nuclear waste reprocessing following the decision of the Electricity and Gas Monitoring Committee and (iii) charges related to newly commissioned power stations in the U.S. and the Asia-Middle East region.

Operating income climbed to €3,601 million from €3,205 million, representing an increase of €396 million or 12.4%.

Net financial expense improved by €205 million (23%), totaling €675 million versus €880 million in 2003. This improvement was driven by the €320 million reduction in the cost of gross debt (representing 22%), due to the impact of the divestment program undertaken in 2003 and early 2004. This positive effect was, however, partially offset by a decline in other financial income, dividends from non-consolidated companies, and the impact of exchange-rate fluctuations.

Net exceptional income stood at €956 million, compared to an exceptional loss of €2,757 million in 2003. The 2003 figure included the impact of the divestment program, which resulted in capital losses of €360 million and €752 million recognized on the disposals of Northumbrian and Nalco respectively, combined with €904 million in charges to provisions for Communication assets.

The exceptional income recorded in 2004 stems primarily from €891 million in net disposal gains, including €753 million relating to the sale of the Group's 29.2% stake in M6. Net other exceptional income totaled €66 million, as detailed in Note 5.2.

The income tax charge for 2004 was €937 million, including €767 million for current taxes, compared to €721 million in 2003, including current taxes of €675 million. This increase is due to a €601 million rise in income from ordinary activities, partially offset by a lower effective tax rate, which was reduced to 26.2% in 2004 from 29% in 2003. The effective tax rate decrease is mainly due to the fact that the Communication sector companies recorded non-deductible losses in 2003.

The share in income of companies accounted for by the equity method was a negative €56 million in 2004, versus a positive €166 million one year earlier. The 2004 figure was due primarily to an exceptional expenses recorded by the Belgian inter-municipal companies for restructuring operations (see Note 5.2). Contributions to income from Northumbrian and Compagnie Nationale du Rhône increased, but were not sufficient to offset the adverse effects of a decline in Elia's net income, the deconsolidation of Umicore and an unfavorable basis of comparison due to one-time revenues posted in 2003 in the Middle East.

Goodwill amortization amounted to €253 million in 2004, compared to €267 million in 2003.

Net income including minority interests came to €2,637 million in 2004, versus a net loss including minority interests of €1,255 million in 2003.

Net income (excluding minority interests) for the year ended December 31, 2004 stood at €1,804 million, compared to a net loss of €2,165 million one year earlier. The 2004 figure broke down as follows:

€1,399 million in net income from ordinary activities (excluding minority interests) contributed by the Group's businesses (€1,168 million in 2003). This significant 20% rise was driven mainly by robust results from the Group's European Energy business and the Environment Division as a whole.

€292 million in other net expense from ordinary activities (excluding minority interests), versus a net expense of €421 million in 2003. This improvement is mainly due to tighter cost control related to corporate entities, reduced debt in the financial subsidiaries, and the Group's withdrawal from the Communication sector, which contributed a negative €68 million in 2003.

Net exceptional income (excluding minority interests) of €697 million in 2004 compared to net exceptional loss of €2,912 million the prior year (described above, including minority interests).

2003 Compared to 2002

Revenues

Our revenues by business segment for the periods indicated set forth in the following table are reconciled to identify the effects of acquisitions and dispositions and changes in foreign currency rates and natural gas prices. Revenues amounted to €39.6 billion and €40.8 billion in 2003 and 2002, respectively.

	2002					2003		2002 vs. 2003
(in € millions)	Actual 2002(1)	Foreign exchange effects	Gas prices	Disposals	On a comparable basis	Actual 2003	Acquisitions	On a comparable basis	% Gross change Actual	% Organic growth(2) on a comparable basis
	(a)	(b)	(c)	(d)	(e) = (a+b+c+d)	(f)	(g)	(h)=(f-g)	(f–a)/(a)	(h-e)/(e)
Revenues
Energy	24,242	(697)	375	(731)	23,189	26,634	1,757	24,877	9.9	7.3
Environment excl. Ondeo Nalco & Puerto Rico	12,838	(386)	-	(1,249)	11,203	11,862	240	11,622	(7.6)	3.7
Ondeo Nalco(3)	2,819	-	-	(2,819)	-	-	-	-	-	-
Other	644	-	-	(54)	590	677	50	627	5.2	6.3
Group Total excl. Puerto Rico	40,543	(1,083)	375	(4,853)	34,982	39,173	2,047	37,126	(3.4)	6.1
Puerto Rico(4)	241	(40)	-	-	201	449	-	449	na	na
Group Total	40,784	(1,123)	375	(4,853)	35,183	39,622	2,047	37,575	(2.8)	6.8

(1)

Amounts presented reflect the change in the treatment of Energy revenues. See Note 1-O to the Consolidated Financial Statements.

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

•

Acquisitions and disposals had a negative impact of €2,806 million. These mainly include the disposals of Ondeo Nalco (€2,819 million), Northumbrian (€798 million) and Cespa (€134 million) partially offset by the consolidation of Acea Electrabel SpA and Tirrenopower in Italy and Polaniec in Poland (€723 million for the three entities), and by the consequence of deregulation in Belgium: particularly the separation of transport activities, ELIA, the creation of Electrabel Customer Solutions and the dissolution of the Electrabel joint venture with SPE (€503 million overall). See “Item 4B. Business Overview – Energy”.

•

Foreign exchange fluctuations had a negative impact of €1,123 million, mainly involving the US dollar (€510 million), the Brazilian real (€195 million) and the pound sterling (€111 million).

•

Gas price changes had a positive impact of €375 million.

•

Organic revenue growth therefore stood at 6.1%. This organic growth stems from Energy (7.3%) and Environment (3.7%). In Energy, growth is exceptionally strong at SEI, due to the start of operations of five new power stations (€480 million) and the increase in LNG sales in the United States (€426 million). At SEE, growth is principally attributable to the optimization of both production assets and the contracts portfolio (€250 million) and increases in gas and electricity sales outside of Belgium (€267 million). Environment growth is mainly due to the Water activity in Europe, which contributed €312 million.

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

Our GOI by business segment for the periods indicated are set forth in the following table.

	2002				2003			2002 vs. 2003
(in € millions)	Actual 2002	Foreign exchange effects	Disposals	On a comparable basis	Actual 2003	Acquisitions	On a comparable basis	% Gross change Actual	% Organic growth on a comparable basis
	(a)	(b)	(c)	(d) = (a+b+c)	(e)	(f)	(g) = (e-f)	(e –a)/(a)	(g-d)/(d)
GOI
Energy	4,125	(226)	(302)	3,597	4,001	106	3,895	(3.0)	8.3
Environment	2,916	(116)	(877)	1,923	1,957	(12)	1,969	(32.9)	2.4
Other	213	-	(106)	107	53	15	38	na	na

Energy

	2002					2003		2002 vs. 2003
(in € millions)	Actual 2002	Foreign exchange effects	Gas prices	Disposals	On a comparable basis	Actual 2003	Acquisitions	On a comparable basis	% Gross change Actual	% Organic growth on a comparable basis
	(a)	(b)	(c)	(d)	(e) = (a+b+c+d)	(f)	(g)	(h) = (f-g)	(f –a)/(a)	(h-e)/(e)
SEE (formerly EGE):
Revenues	10,935	(29)	163	(307)	10,762	12,747	1,559	11,188	16.5	4.0
GOI	2,375	(4)	-	(253)	2,118	2,370	92	2,278	(0.2)	7.6
Margin rate (in %)	21.7					18.6
SEI (formerly EGI):
Revenues Sales	3,732	(612)	185	(107)	3,198	4,491	24	4,467	20.3	39.7
GOI	1,203	(222)	-	(39)	942	1,124	3	1,121	(6.6)	19.0
Margin rate (in %)	32.2					25.0
SES (formerly EIS):
Revenues	9,575	(56)	27	(317)	9,229	9,396	174	9,222	(1.8)	(0.1)
GOI	547	-	-	(10)	537	507	11	496	(7.4)	(7.7)
Margin rate (in %)	5.7					5.4
ENERGY
Total:
Revenues	24,242	(697)	375	(731)	23,189	26,634	1,757	24,877	9.9	7.3
GOI	4,125	(226)	-	(302)	3,597	4,001	106	3,895	(3.0)	8.3
Margin rate (in %)	17.0					15.0

Energy revenues rose 9.9% in 2003 compared to 2002. Foreign exchange losses amounted to €697 million affecting mainly SEI for the US dollar and Brazilian real. Changes in Group structure amounted to €1,026 million, primarily affecting SEE as a result of the consolidation of Polaniec, Acea and Tirrenopower, as well as the creation of Electrabel Customer Solutions. Price increases in natural gas amounted to €375 million, including €163 million for SEE, €185 million for SEI and €27 million for SES). As a result, organic revenue growth of energy activities rose 7.3%.

Changes in Group structure and foreign exchange fluctuations, the impact of a higher gas price on sales and the non-recurrence of Brazilian rationing compensation resulted in a slight decline in the margin rate (15% in 2003 compared to 17% in 2002).

Suez Energy Europe (SEE)

Suez Energy Europe sales increased 16.5% in 2003. Organic revenue growth reached €426 million, or 4.0%.

Electricity

–

Outside of Belgium, electricity sales increased by €810 million mainly due to changes in group structure. In 2003, these sales represent approximately 40% of the total SEE electricity sales volume compared to 31% in 2002.

–

In Belgium, sales to all captive and deregulated customers decreased slightly, as the second half of 2003 was marked by further deregulation as a result of the opening of the market in Flanders.

Gas

–

Electrabel and Distrigaz gas sales to Belgian distributors decreased slightly subsequent to deregulation in Flanders during the 2nd half of 2003. This followed the favorable impacts of a harsh winter in the first quarter.

–

Exports outside of Belgium rose sharply (€120 million), resulting from a combination of non-recurring sales in Spain and new supply contracts in France.

–

Sales of electricity, gas and other fuels made as a result of the optimization of both production assets and the contracts portfolio amounted to €1,495 million, an increase of €250 million, mainly related to gas sales.

SEE’s GOI stood at €2,370 million, stable when compared to 2002 (€2,375 million). GOI was affected by changes in Group structure (equity accounting of Elia beginning in October 2002, partially offset by the new contributions of Acea, Tirrenopower and Polaniec). Organic GOI growth rose sharply by 7.6% (€160 million) compared to 2002, primarily due to increased sales by Distrigaz (favorable weather conditions in the first half of 2003, LNG export sales, waiver of the application of certain Belgian regulatory measures) and the implementation of Optimax measures (reduction of payroll and costs related to information systems, outsourcing of maintenance services), which offset the impact of rate reductions imposed by the Belgian regulator for Electrabel (negative €100 million), Elia and Fluxys.

The SEE margin rate thus stood at 18.6% in 2003, compared to 21.7% in 2002.

Suez Energy International (SEI):

Suez Energy International revenues increased 20.3% in 2003. Organic revenue growth was €1,269 million or 39.7%.

The exceptional organic growth is explained primarily by the commissioning of new power stations in 2002 and 2003 and the pursuit of liquid natural gas (LNG) development, in particular the 2003 organic growth stems primarily from:

North America (€983 million) with

–

Sales growth for Tractebel LNG North America (€426 million or 68% in volume) due primarily to the doubling of gas vaporization capacity at the Everett terminal and increased transport capacity,

–

Start-up of four new power stations (€332 million): Red Hills (440MW) in Mississippi, Ennis (350MW) in Texas, Monterrey (245MW) in Mexico and Chehalis (520MW) in the state of Washington,

–

Commercial success of direct energy sales to industrial and tertiary customers through the start-up of Tractebel Energy Services Inc. (TESI: €144 million),

–

Impact of a harsh 2002-2003 winter for Trigen (€30 million).

·

Asia, with the start up of the Bowin power station (740MW) in Thailand (€148 million) at the end of January 2003;

·

The LNG activity outside of North America (€132 million).

Latin America:

Revenues were virtually stable (negative €30 million): the non-recurrence of the rationing indemnity recorded in Brazil in 2002 was largely offset by contractual price adjustments and the signing of new bilateral contracts with distributors and industrial customers as part of the deregulation of the Brazilian energy market.

SUEZ Energy International GOI was €1,124 million in 2003, compared to €1,203 million in 2002, down 6.6% due to currency fluctuations against the euro (negative €222 million, including €105 million for the US dollar and €79 million for the Brazilian real). Organic GOI growth increased by €179 million, or 19%. This performance was achieved despite the non-recurrence of rationing in Brazil in 2002 (decrease of €97 million). This organic growth results from the start up of new power stations in the United States, Mexico, Thailand and Brazil (combined impact of approximately €79 million), development of the LNG activities of TLNG North America and Tractebel Ltd London (€61 million), one-time generated revenues in the Middle-East (€31 million), trading activities now dedicated solely to the optimization of production assets (€21 million), the renegotiation of initial contracts at more advantageous rates and the reduction of operating costs in Brazil (€63 million excluding rationing).

The decrease in SEI margin rates (25% in 2003 compared to 32.2 % in 2002) is essentially due to the development of less capital-intensive activities (TESI retail activity in the United States) with structurally lower margin rates, development of the LNG activity as well as unfavorable gas-electricity differentials (spark spreads) currently faced by merchant plants operating in the United States. The decrease in the Brazil margin, due to the non-recurrence of the benefit resulting from the 2002 rationing, was entirely offset by higher margins on bilateral contracts.

Suez Energy Services (SES)

SES revenues decreased slightly as a result of a decline in installation activities subsequent to client postponements of investment projects, particularly in the Netherlands and Belgium, partially offset by growth in service activities.

GOI of SES was down sharply as a result of an economic slow-down for Fabricom (negative €80 million, particularly in Belgium and for GTI in the Netherlands and Inéo in France), which led to vigorous cost-cutting measures (closing of the Axima Winterthur head office and restructuring of GTI), offset partially by the strong resilience of Elyo (€7 million) and the increased contribution of engineering activities (€31 million).

The Fabricom difficulties influenced the SES margin rate, which declined from 5.7% in 2002 to 5.4% in 2003.

Environment

	2002			2003			2002 vs. 2003
(in € millions)	Actual 2002	Foreign exchange effects	Disposals	On a comparable basis	Actual 2003	Acquisitions	On a comparable basis	% Gross change Actual	% Organic growth on a comparable basis
	(a)	(b)	(c)	(d) = (a+b+c)	(e)	(f)	(g) = (e-f)	(e –a)/(a)	(g-e)/(e)
SE :
Revenues excl. Puerto Rico	12,698	(386)	(1,251)	11,061	11,693	240	11,453	(7.9)	3.5
Revenues	12,939	(426)	(1,251)	11,262	12,142	240	11,902	(6.2)	5.7
GOI	2,380	(106)	(381)	1,893	1,950	(15)	1,965	(18.1)	3.8
Margin rate (in %)	18.4				16.1
SEIS :
Revenues	2,959	(1)	(2,817)	141	168	-	168	na	19.1
GOI	536	(10)	(496)	30	7	3	4	na	na
Margin rate (in %)	18.1				ns
ENVIRONMENT Total:
Revenues excl. Puerto Rico	15,657	(386)	(4,068)	11,203	11,861	240	11,621	(24.2)	3.7
Revenues	15,897	(426)	(4,068)	11,403	12,310	240	12,070	(22.6)	5.8
GOI	2,916	(116)	(877)	1,923	1,957	(12)	1,969	(32.9)	2.4
Margin rate (in %)	18.3				15.9

SUEZ Environment (SE):

SUEZ Environment generated revenues of €12.1 billion in 2003, including Puerto Rico, down 6.2% from 2002 because of changes in Group structure (negative €1,011 million, due to the partial sale of Northumbrian, the remaining 25% interest of which is accounted for under the equity method as of January 1, 2003, and the sale of Cespa in the last quarter), and foreign exchange fluctuations (negative €425 million, including €162 million related to the US dollar, €74 million related to the pound sterling and €105 million related to South American currencies). Organic revenue (excluding Puerto Rico) was up 3.5%, or €391 million, mainly because of the performance of:

-

Water in Europe (up 9.2%, or €312 million) and particularly in France (up 7.1%) due to satisfactory commercial performance (new industrial contracts, amendments to existing lead regulation) and hot summer weather conditions;

-

Waste Services in France (organic growth up 3.3% resulting from an increase in rates combined with a increased demand) offsetting the cost of termination of low margin contracts in certain European countries, namely the United Kingdom and Germany and lower demand resulting from a sluggish economy in Europe;

-

International activity, mainly in Latin America (€56 million), stemming in particular from growth in Chile and Brazil;

-

Growth of 3.1% for Degrémont, with a slight drop at the year-end, when the major Fujairah and Gabal contracts entered the erection phase.

SUEZ Environment GOI declined by €430 million in 2003 compared to 2002 because of the sales of Northumbrian and Cespa (€385 million), less favorable exchange rates (negative €106 million, including €33 million on the US dollar, €24 million on the Chilean peso and €13 million on the pound sterling). Organic GOI growth was up €72 million, or 3.8%. This stems from both the solid performance of Water and Waste Services in France (GOI up by €47 million), the reduction of head office costs (€40 million), and higher GOI from international operations (higher rates obtained in Chile, activity growth in Morocco) offset by a decline in GOI at Degrémont (major international contracts entering the construction phase and one-time difficulties in Great Britain) and in Water and Waste Services in the US and Waste Services in Germany (decrease in non-hazardous industrial waste activities).

Removals from Group structure (Northumbrian, a particularly capital-intensive company, as demonstrated by a GOI / revenue margin that exceeded the SUEZ Environment division average) and foreign exchange impacts modified the SUEZ Environment margin rate which was 16.1 % in 2003 compared to 18.4% in 2002.

SUEZ Environment Industrial Services (SEIS):

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

Communication, Capital investment and Other

	2002			2003			2002 vs. 2003
(in € millions)	Actual 2002	Disposals	On a comparable basis	Actual 2003	Acquisitions	On a comparable basis	% Gross change Actual	% Organic growth on a comparable basis
	(a)	(b)	(c) = (a+b)	(d)	(e)	(f) = (d-e)	(d –a)/(a)	(f-c)/(c)
Sales	644	(54)	590	677	50	627	5.2	6.3
GOI	213	(106)	107	53	15	38	na	na

The Communication activity was the sole contributor to revenues of this segment. These revenues were mainly realized by Métropole Télévision (M6) and Noos, proportionally consolidated at 34.6% and 50.1%, respectively, as of December 31, 2003.

Communication revenues rose by 5.2% (€33 million), and organic growth increased by 6.3%, due to the solid performance of M6 in particular.

The segment’s GOI comprises:

•

increase in GOI for the Communication subsidiaries (€43 million), particularly because of the cost-cutting efforts at Noos,

•

€118 million decrease in dividends on listed securities (primarily Fortis, Axa, and Total), following the disposal program,

•

the non-recurring disposal proceeds received in 2002 by SI Finance (capital development) for €51 million.

Other Income statement items

Other income

Other income decreased by 28% or €585 million to €1,488 million in 2003 from €2,074 million in 2002 primarily due to :

•

a decrease in income resulting from disposals of construction site equipment and assets under concession, as well as income from the non-recurrence of income from the sale of venture capital companies in 2002 for €188 million, and

•

a decrease in internal costs allocated to capitalized assets by €191 million.

Operating expenses

Our operating expenses decreased by 2% or €695 million to €35,384 million in 2003, from €36,079 million in 2002 after netting energy purchases and sales. The decrease is primarily due to the sale of Northumbrian and Ondeo Nalco, which contributed €2,694 million to the decrease, offset substantially by increases in operating expenses due to increased business activities.

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

B.

Liquidity and Capital Resources

The following table sets forth certain cash flow items for 2002 through 2004:

	Year ended December 31,
	2004	2003	2002
	(in € millions)
Cash flow from operating activities	4,377	4,495	4,827
Cash flow (used in) from investing activities	(282)	3,608	(3,201)
Cash flow (used in) from financing activities	(7,084)	(6,190)	1,720
Effect of changes in group structure & exchange rates	97	15	(357)
Net increase (decrease) in cash	(2,892)	1,928	2,989

We believe that our cash flow from operating activities (€4,377 million in 2004), authorized credit facilities and commercial paper backup lines (€6,104 million as of December 31, 2004) and our cash and marketable securities positions (€8,557 million as of December 31, 2004) will be sufficient to cover our current and anticipated liquidity requirements for the next 12 months. However, we may decide to borrow additional amounts from banks or to issue new debt securities to investors to maintain our level of unused available credit lines.

Cash Flow from Operating Activities

Our cash flows from operating activities decreased 2.6% from €4,495 million in 2003 to €4,377 million in 2004, after decreasing from €4,827 million in 2002 to €4,495 million in 2003. Cash flow from operating activities includes gross cash flow which amounted to €4,487 million in 2004.

The Group has provided a reconciliation of gross cash flow to net income for the financial year ended December 31, 2004 and 2003. Gross cash flow results from the addition of the net income and non-cash items. The reconciliation is disclosed in the consolidated statement of cash flows in our Consolidated Financial Statements. Although gross cash flow is permitted under French GAAP, this measure is a non-GAAP measure under U.S. GAAP. The Group believes that net income is the most directly comparable financial measure presented in accordance with generally accepted accounting principles.

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

The contribution of the different businesses to gross cash flow is as follows:

In € millions	2004	2003(1)	Change in %

SEE	2,251	2,133	5.5
SEI	866	604	43.4
SES	416	325	28.0
SE	1,293	1,194	8.3
Other	(339)	(529)	N/A
Group total	4,487	3,727	20.4

(1)

Prior year gross cash flow have been reclassified to conform with 2004 segmentation.

2004 operating cash flow was €4,376.5 million compared to €4,495.6 million in 2003 and can be broken down into:

•

Gross cash flow of €4,487 million was negatively impacted by €210 million in restructuring costs and the termination of loss-making contracts.

•

Operating working capital requirements increased by €18 million compared to a positive impact of €856.8 million in 2003. This increase in working capital requirements resulted from the net effect of the positive impact of the reduction in day sales outstanding experienced in the environment segment offset by negative impacts of increased working capital requirements mainly due to growing businesses in Europe and North America.

Cash Flow from Investing Activities

Our cash flows used for net investments were €282 million in 2004, whereas 2003 posted a net positive cash flow of €3,608 million and 2002 cash flow used for investing purposes of €3,201 million.

•

Fiscal 2004 was impacted by:

·

•

Financial investments totaling €0.7 billion in 2004, down from €1.5 billion the year before, and mainly concerning the acquisition of additional interest in Fluxys and Distrigaz.

•

Disposal proceeds recorded during the year totaling €2.4 billion, breaking down as €1 billion for the sale of the Group's 29.2% stake in Métropole TV (M6) with the remainder mainly corresponding to the sale of other Communication sector assets and listed securities.

•

Purchases of tangible and intangible investments amounted to €2,171 million in 2004 down from €2,804 million in 2003. The net cost of purchases of tangible and intangible investments less disposals of tangible and intangible assets decreased to €1.8 billion from €2.6 billion the previous year. €689 million represents a reduction of net investments, the remaining effects relate to changes in scope. Investment in international expansion was reduced by more than €600 million following the commissioning of power stations in the United States, Mexico and Turkey in 2003 and early 2004.

Fiscal 2003 was impacted by :

•

financial investments totaling €1.5 billion in 2003, dedicated to strengthen the Group’s Electricity position in Europe including an increased stake in Electrabel, now 50.1% held by the Group, for €0.6 billion, and extension of the Group presence in France (CNR), Italy and Poland.

•

major subsidiary and portfolio disposals totaling €7.8 billion. Proceeds from disposals amounted to €3.5 billion for Ondeo Nalco, €1.3 billion for 75% of Northumbrian, €0.4 billion for Cespa, €0.8 billion for 51.6 million Fortis shares and €0.7 billion for Total shares, in addition to proceeds from disposals of various other listed securities for €0.7 billion.

•

purchases of tangible investments amounted to €2,804 million in 2003 down from €4,158 million in 2002. The net cost of purchases of tangible and intangible investments less disposals of tangible and intangible assets related to energy for 55% (primarily in Belgium, Spain and Italy for Suez Energy Europe, and the United States and Turkey for Suez Energy International), while 33% of these expenditures related to Water and Waste Services in Europe and the United States.

Cash Flow from Financing Activities

Financing activities accounted for negative cash flows of €7,084 million in 2004, negative cash flows of €6,190 million in 2003, and positive cash flows of €1,720 million in 2002. Dividends paid in 2004 generated a total cash outflow of €1,490 million in 2004, compared to €1,593 million in 2003 and €1,646 million in 2002. Loan repayments and new loans secured generated a net cash outflow of €5,929 million in 2004, compared to a cash outflow of €4,489 million in 2003 and a cash inflow of €3,383 million in 2002. Net purchases of treasury stock were of €19 million in 2004, compared with nil in 2003 and a net disposal of €145.2 million in 2002.

Our main debt repayments in 2004 were:

•

In January 2004, SUEZ redeemed bonds convertible into AXA shares issued on April 7, 1999 for an amount of €865 million.

•

In January, SUEZ redeemed bonds convertible into Fortis shares issued on July 12, 2000, for an amount of €975 million.

•

In February, SUEZ redeemed in advance of term bonds convertible into Umicore shares issued on January 15, 2001 for an amount of €210 million.

•

In August, SUEZ redeemed at maturity bonds convertible into Total shares issued on August 4, 1999, for an amount of €1,266 million.

These bonds were redeemed by using available cash.

Net debt as of December 31, 2004 and 2003

Our outstanding borrowing and long-term debt decreased by 24.8% to €20,072 million in 2004, compared to a decrease by 22.7% to €26,694 million in 2003 and included mainly bonds amounting to €10,598 million in 2004,

(€15,018 million in 2003), and bank loans amounting to €5,985 million in 2004 (€7,343 million in 2003). Short-term debt represented 23.5% of our total debt in 2004 and 36.2% in 2003.

Net debt amounted to €11,515 million at the end of 2004, compared to €14,991 million at the end of 2003. In 2004, changes in consolidation scope led to a decrease in net debt of €135 million and exchange rate fluctuations generated a reduction of €316 million, primarily due to US dollar fluctuations.

The Group continued to implement its debt reduction plan begun in 2003, notably by completing the sale of companies operating in the Communication sector. The debt/equity ratio was reduced to 91% at the year-end from 128% at December 31, 2003, due to a further improvement in net debt – which was €11.5 billion versus €15 billion one year earlier – and an 8% rise in shareholders' equity.

Taking into account financial instruments, net debt was denominated 48% in euros, 34% in U.S. dollars and 6% in pounds sterling compared to 43% in euros, 38% in US dollars, and 6% in pounds sterling at the end of 2003. Taking into account financial instruments, 44% of gross debt is at fixed rates. At 4.8%, the weighted average cost of gross debt was unchanged from 2003. This figure was inflated by repayment of borrowings with lower-than-average costs (including enhanced-coupon convertible bonds, treasury bills and commercial paper), as well as by a change in the borrowing mix, with a stronger weighting towards long-dated bonds and project financing as well as expensive debt in emerging countries in line with the Group's policy of scaling down debt at central level. It was, however, reduced by steps undertaken to convert fixed-rate euro-denominated borrowings into floating rates.

At December 31, 2004, taking into account financial instruments, 66% of net debt was at fixed rates, due to a significantly high cash balance at the year-end and the Group's policy of favoring fixed-rate debt when interest rates are at historically low levels. The average maturity of net debt is 7 years, as in 2003. In the first half of 2004, the Group refinanced a number of syndicated credit lines, in connection with its policy of centralizing financing and medium-term cash management. The refinanced debt totals €4.5 billion with a five-year maturity, which can be extended by twelve months at the end of both the first and second year. The debt is guaranteed by GIE SUEZ Alliance, and the refinancing has enabled the Group to extend the maturity of its syndicated credit lines at a reduced cost without the application of financial covenants.

The Group has also restructured certain bilateral credit lines – again, with a view to improving the related terms and conditions.

At December 31, 2004, the Group had undrawn authorized credit facilities and treasury note back-up lines totaling €6.1 billion, against €8.7 billion the prior year. The move to reduce outstanding credit facilities reflects the Group's efforts to restructure its credit lines and cash management procedures.

The Group sometimes sets up lending facilities for financing its subsidiaries whose credit limits and withdrawals are subject to financial ratios set by the borrower or guarantor.

The level and definition of these ratios, also known as financial covenants, are set prospectively in conjunction with lenders and can be adjusted during the life of the facilities.

At December 31, 2004, no default had been reported with respect to the Group’s debt. All of the Group’s companies concerned had complied with the covenants and representations included in their loan agreements except for certain borrowings in South America, in relation to which Group representatives have entered into negotiations with the lenders (see Note 2.4 for a description of the situation in Argentina). Another exception concerns certain local debt, which is either guaranteed or set up in the form of project financing, and whose covenants are being renegotiated with the banking partners concerned.

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

Liquidity and Contractual Commitments

The following table represents an estimate of our contractual obligations as of December 31, 2004 impacting future cash outflows of the Group. This estimate encompasses Group gross borrowings and, among the off-balance sheet commitments described in Note 20, operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

	Payments in
	< 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
	(in € millions)
Gross debt (1)	4,616	4,126	4,175	5,893	18,810
Capital leases	92	202	191	778	1,263
Operating leases	232	293	202	454	1,181
Irrevocable purchase commitments	1,029	1,291	549	149	3,019
Other long-term commitments	305	383	188	613	1,489

(1)

The Group also considers net debt in assessing its liquidity. Net debt of the Group was €11,515 million and represented debt net of marketable securities and cash and cash equivalents.

The off-balance sheet items described in Note 20 to our Consolidated Financial Statements could significantly impact the operating results, liquidity and capital resources of the Group based on changes in the specific facts and circumstances of the specific arrangements.

The table above does not include obligations related our pension and other employee benefit plans. At December 31, 2004 the Group projected benefit obligations related to these plans exceeded assets of the plan by €1,939 million. We also have additional customary procurement contracts. For other off balance sheet commitments see Note 20.3 to our Consolidated Financial Statements.

Included in the table above at December 31, 2004, are commitments for capital expenditures of approximately €3,033 million. These commitments related mainly to the construction of various power generation facilities and purchase of equipment including turbines, natural gas power stations, cogeneration installations and incinerators (€1,596 million) and capital expenditures under certain concession contracts (€1,437 million). We review on a regular basis our liquidity needs for the next 12 months. We anticipate that any liquidity needs will be covered by our operating cash-flows, sales of marketable securities and new credit facilities. We expect to enter into new credit facilities and divest some marketable securities in order to meet our future liquidity requirements, including the planned redemption of any outstanding notes.

At the end of 2004, we had available authorized credit facilities and treasury note back-up lines totaling €6,104 million (€8,708 million as of December 31, 2003).

Currency Fluctuations

Although we derive the majority of our revenues and incur most of our expenses in countries that are members of the Euro zone, the net impact of currency fluctuations in 2004 on sales was a decrease of €456 million, mainly due to the decline in the average exchange rate of the US dollar against the Euro.

Our foreign exchange risk related to long-term assets and cash flows denominated in non-euro currencies is hedged, if possible, through the provision of financing in the same currency. As a result, we maintain a portion of our financing in U.S. dollars reflecting our business in this currency. At December 31, 2004, our consolidated U.S. dollar denominated debt amounted to 22% of our total consolidated gross debt. We can adjust the amount of U.S. dollar denominated debt as needed using our available long-term multi-currency revolving credit lines.

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

U.S. GAAP

We prepare our Consolidated Financial Statements in accordance with French GAAP, which differs in certain important respects from U.S. GAAP as discussed in Note 26 to our Consolidated Financial Statements. The individual differences discussed in Note 26 describe the main adjustments to the French GAAP Consolidated Financial Statements. In 2003, the Group increased its interest in Electrabel, a publicly traded company in Belgium, to 50.12%. Accordingly, Electrabel has been consolidated since January 1, 2003 for U.S. GAAP purposes. Although the Group consolidated their investment in Electrabel during the year ended 2003, their investment in prior years was accounted for as an equity method investment. The Group owned 45.3% of the capital stock of Electrabel as of December 31, 2002, a publicly traded company in Belgium, and exercised a majority of the votes at the last three annual shareholders’ meetings, which demonstrates effective control and allows for consolidation under French GAAP, those circumstances were not sufficient to consolidate under U.S. GAAP. The effects of accounting for Electrabel under the equity method prior to 2003 as well as the effects of other U.S. GAAP adjustments were included in the condensed U.S. GAAP data presented in Note 27 to our Consolidated Financial Statements. Equity method investee disclosures for Electrabel including condensed financial data for the period prior to 2003 are provided in Note 28.

The following paragraphs describe the impact on income from continuing operations of accounting for Electrabel under the equity method prior to 2003, reclassifications between French and U.S. GAAP, and adjustments between French and U.S. GAAP. For a more detailed description of the impact on net income and shareholders’ equity, see Notes 26 and 27 to our Consolidated Financial Statements.

2004

Our U.S. GAAP operating income totaled €2,426 million (€1,175 million lower than under French GAAP) for the year ended December 31, 2004.

Proportionately Consolidated Joint Venture

 Operating income from proportionately consolidated joint ventures has been reclassified as income from equity method investments under U.S. GAAP, which has decreased U.S. GAAP operating income by €456.2 million in 2004.

Reclassification between French GAAP and U.S. GAAP

Under French GAAP, as disclosed in Note 1-G to our Consolidated Financial Statements, Electrabel’s share in the pre-tax income of the mixed inter-municipal companies is presented in operating income. Under U.S. GAAP, this income amounting to €341.3 million has been reclassified as share in income of companies accounted for under the equity method.

Additionally, all transactions classified as exceptional income under French GAAP (as disclosed in Note 5), have been classified as operating income under U.S. GAAP, except the following transactions which have been classified as non-operating income or discontinued operations under U.S. GAAP:

•

Gains (losses) on sales of marketable securities of €32.9 million, €(216.1) million and €(550.0) million in 2004, 2003 and 2002, respectively.

•

Gains (losses) on sales of shares of equity method investees of €755.5 million, €(529.4) million and €180.6 million in 2004, 2003 and 2002, respectively.

•

Exceptional foreign currency exchange gains (losses) related primarily to debt held in emerging countries of €(24.8) million, €(44.6) million and €448.6 million in 2004, 2003 and 2002, respectively.

•

The French GAAP gains (losses) associated with activities classified as discontinued operations have been presented under U.S. GAAP on the separate line item “Net income/(loss) from discontinued operations”, amounting to €(760) million and €312 million in, 2003 and 2002, respectively. There were no discontinued operations occurring in 2004.

Adjustments between French and U.S. GAAP

Other significant differences include

•

A decrease of €315 million due to differences related to derivative contracts in accordance with SFAS 133.

•

A decrease of €151 million in 2004 due to amortization of fair value adjustments resulting from business combinations recorded under U.S. GAAP and impairment charges adjustements recorded under U.S. GAAP.

•

A decrease of €161 million due to the elimination under U.S. GAAP of the accelerated reversal of negative goodwill recorded under French GAAP.

•

An increase of €189 million related to financial asset sales due to differences in carrying value and the timing of recognizing the sale.

•

A decrease of €149 million related to differences in accounting for certain reserves.

2003

Our U.S. GAAP operating income totaled €765 million (€2,440 million lower than under French GAAP) for the year ended December 31, 2003.

Proportionately Consolidated Joint Venture

 Operating income from proportionately consolidated joint ventures has been reclassified as income from equity method investments under U.S. GAAP, which has decreased U.S. GAAP operating income by €459 million in 2003.

Reclassification between French GAAP and U.S. GAAP

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

Other significant differences include:

•

A decrease of €288 million in 2003 due to additional goodwill impairment charges recorded under U.S. GAAP.

•

A decrease of €147 million due to differences is accounting related to derivative contracts.

2002

Our U.S. GAAP operating loss for continuing operations totaled €(76) million (€3,784 million lower than under French GAAP) for the year ended December 31, 2002.

Electrabel:

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

Proportionately Consolidated Joint Venture

Operating income from proportionately consolidated joint ventures has been reclassified as income from equity method investments under U.S. GAAP, which has decreased U.S. GAAP operating income by €426 million in 2002.

Reclassification between French GAAP and U.S. GAAP

All transactions classified as exceptional income under French GAAP have been classified as operating income under U.S. GAAP, except the following transactions which have been classified as non-operating income or discontinued operations under U.S. GAAP:

•

Gains and losses from disposals and provisions related to decrease in value of financial assets such as marketable securities and equity method investments amounting to €(793) million in 2002.

•

Exceptional foreign currency exchange losses related primarily to debt held in emerging countries of €442 million in 2002.

•

The French GAAP net gain of €312 million associated with activities classified as discontinued operations in 2002 have been presented under U.S GAAP on the separate line “Net income/(loss) from discontinued operations”.

Adjustments between French and U.S. GAAP

Other significant differences include:

•

A decrease of €599 million in 2002 due to additional goodwill impairment charges recorded under U.S. GAAP.

•

A decrease of €188 million due to the elimination under U.S. GAAP of the gains associated with the sale and leaseback arrangements of buildings.

Recently Issued Accounting Pronouncements Not Yet Adopted

SFAS No. 123(R)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (SFAS No. 123(R)), which is a revision of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation’’ SFAS No. 123(R) supersedes APB Opinion No. 25, ‘‘Accounting for Stock Issued to Employees,’’ and amends FASB Statement No. 95, ‘‘Statement of Cash Flows.’’ Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

The Group is required to adopt SFAS No. 123(R) on January 1, 2006 for U.S. GAAP purposes. The Group expects to adopt its requirements using the ‘‘modified prospective’’ method described in SFAS No. 123(R). Under this method, compensation cost is recognized beginning with the period in which the recognition provisions are first applied (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the date of adoption of Statement No. 123(R) and (b) based on the requirements of Statement No. 123 for all awards granted to employees prior to the date of adoption of Statement No. 123(R) that remain unvested on the effective date.

The impact of adoption of Statement No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. The Group is in the process of determining the impact of the adoption of SFAS 123 (R) effects on its consolidated financial statements.

SFAS No. 153

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" (SFAS 153), which amends Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" to eliminate the exception to fair value accounting for non-monetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for exchanges of non-monetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group will apply SFAS 153 in the event that exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005. The Group is in the process of determining the impact of the adoption of SFAS 153 effects on its consolidated financial statements.

EITF 03-6

In March 2004, the Emerging Issues Task Force reached a consensus on EITF Issue 03-6 (“EITF 03-6”). “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basis earnings per share. The provisions of EITF 03-6 are effective for fiscal periods beginning after March 31, 2004. The Group is in the process of determining the impact of the adoption of SFAS 153 effects on its consolidated financial statements.

C.

Research and Development, Patents and Licenses

Research and Development

In 2004, we spent approximately €85 million on research and development. In 2003 and 2002, we spent, respectively, €79 million and €126 million (which includes €27 million for Ondeo Nalco, a company sold in 2003), on research and development. These investments were primarily made in technical or expertise centers.

See also “Item 4.B Innovation Policy”.

Patents and Licenses

In 2002, the Group filed 58 patents (39 of which were filed by Ondeo Nalco). When Ondeo Nalco was sold in 2003, it retained all of its intellectual property rights. In 2003 and 2004, the Group (excluding Ondeo Nalco) filed respectively 13 and 15 patents.

D.

Trend Information

See “Item 8.B. Significant Changes”.

E.

Off-Balance Sheet Arrangements

In addition to the contingent liabilities and commitments described in Item 5.B. – Liquidity and Contractual Commitments above, we had other transactions which, pursuant to current legislation, are not reflected in our Consolidated Financial Statements. Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the SEE, SEI and Elyo contracts are presented below. They are valued at the closing spot rate or the price provided in the contract if this is not exclusively based on market conditions and according to their maturity are discounted based on the issued bond rates of leading companies. The Group is also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain Group subsidiaries have also entered into contracts for the purchase of technical installations with a total value of €1,596 million as of December 31, 2004. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

	Firm commodity, combustibles and electricity purchases	Firm electricity, gas, steam and oil sales	Firm PP&E purchases
	(in € millions)
2005……………………	4,927.4	8,929.6	672.7
2006……………………	3,436.7	4,698.1	298.4
2007……………………	2,881.6	2,373.8	98.7
2008……………………	2,461.6	1,987.8	259.2
2009……………………	2,038.3	1,638.9	222.4
Thereafter……………...	12,977.0	8,406.0	44.6
TOTAL………………..	28,722.6	28,034.2	1,596.0

Finally, the Group also made investments in certain concession contracts and, as such, incurred capital expenditures totaling €1,437 million as of December 31, 2004.

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

The present value of minimum future payments in respect of these leases are as follows :

Operating leases which may not be terminated
(in € millions)
2005	232.4
2006	163.5
2007	129.1
2008……………………………………………………..	113.1
2009……………………………………………………..	88.7
Thereafter………………………………………………..	454.0
TOTAL…………………………………………………	1,180.8

Other commitments

In € millions	At 31 Dec. 31, 2004	Maturing within 1 year	Maturing within 1 to 5 years	Maturing in more than 5 years	At 31 Dec. 31, 2003
Commitments given:
Commitments given on contracts	2,513.7	1,033.4	531.4	948.9	2,637.2
Performance bonds and similar	1,728.2	770.3	423.7	534.2	1,838.9
Other guarantees given on contracts	785.5	263.1	107.7	414.7	798.3
Financing commitments:	3,797.5	899.3	1,060.0	1,838.2	5,655.4
Personal collateral given	1,111.1	587.4	297.7	226.0	1,042.7
Assets pledged and other collateral given	2,637.1	308.5	761.9	1,566.7	4,398.8
Other financing commitments given	49.3	3.4	0.4	45.5	213.9
Other commitments given:	3,948.8	719.3	1,276.8	1,952.7	4,635.1
Commitments given on energy trading activities	975.9	90.0	32.8	853.1	877.8
Other commitments given	2,972.9	629.3	1,244.0	1,099.6	3,757.3
Total commitments given	10,260.0	2,652.0	2,868.2	4,739.8	12,927.7
Commitments received:
Guarantees received on contracts	581.3	209.7	291.8	79.8	595.2
Financing commitments received:	6,952.6	1,067.1	5,635.5	250.0	10,806.1
Undrawn authorized credit facilities and commercial paper back-up lines	6,104.4	513.6	5,374.5	216.3	8,708.3
Securitization	110.2		110.2		99.0
Other financing commitments received	738.0	553.5	150.8	33.7	1,998.8
Other commitments received:	1,547.5	272.2	36.1	1,239.2	1,356.6
Commitments received on energy trading activities	1,230.4	124.2	9.5	1,096.7	1,149.3
Other commitments received	317.1	148.0	26.6	142.5	207.3
Total commitments received	9,081.4	1,549.0	5,963.4	1,569.0	12,757.9

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services, guarantees of which certain may have been issued by SUEZ. In terms of the performance bonds, 47% relate to the Environment business and 53% to the Energy business. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of Group equity investees in the amount of €1,111 million, collateral of €2,637 million and other financing commitments given mainly to proportionally consolidated companies of €49 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€555 million) which represent approximately 20% of collateral. The Group has received financing commitments in the amount of €6,952.6 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in the context of its activities with energy trading counterparties in the amount of €975.8 million and €1,230.4 million respectively.

Other commitments given include principally the following transactions:

•

Investments in SHEM and CNR, aimed at broadening Electrabel’s presence in France in connection with the company’s development strategy. The related share purchase commitments totaled approximately €1,203 million, to be spread over the period between 2005 and 2007 (see Note 24).

•

A commitment by Electrabel totaling €644 million to cover credit risks of companies that are separate legal entities and which hold leases relating to power plants in the Benelux countries.

•

Financial guarantees given by SITA France to the regional authorities (préfectures), totaling €189 million (€166 million in 2003) relating to landfill sites.

In addition, SUEZ companies are committed under vendor warranties related to the divestment of operations. A reserve is set aside to cover these warranties when it seems probable that they will be called upon. Potential liabilities in respect of vendor warranties totaled €1,446 million at December 31, 2004 compared with €1,735 million one year earlier. They related to the sales of Northumbrian, Nalco, Cespa, Noos, Coditel, Codenet, Paris Premiere, IndoSUEZ and La Henin.

Finally, through one of its U.S. subsidiaries, SUEZ still holds the lease for the premises in Naperville occupied by and sub-let to Ondeo Nalco. SUEZ has received a counter-guarantee in relation to this lease from Ondeo Nalco, according to which the latter is liable for all obligations thereunder vis-à-vis both the SUEZ group and the owner-lessor of the premises. In the event of default by Ondeo Nalco, the Group would be liable to pay the lease payments for the remaining term of the lease, amounting to €181.4 million.

Trade receivable securitization program

In January 2002, the Group launched a 5-year European trade receivable securitization program, covering a maximum of €470.0 million in receivables (total securitized receivables net of deposit accounts). Trade receivables of the different entities concerned (SITA France Group, Elyo Group and Fabricom Group) are sold to a special-purpose securitization fund which secures refinancing on the commercial paper market. The debtors of the trade receivables concerned are primarily local authorities and companies.

SUEZ guarantees the securitization fund against initial losses on receivables and their concentration on a single counterparty. SUEZ deposits amounts with the securitization fund, the level of which is determined by the amount of outstanding receivables and their performance. Payments which fall overdue by more than 180 days are refinanced by the transferor via a draw-down by the securitization fund on the deposit account.

At December 31, 2004, outstanding securitized receivables totaled €502.9 million and the deposit available to the securitization fund totaled €110.2 million. At the same date, this deposit was covered by a reserve whose amount is not material.

In some cases, the program can be wound down in advance. For example, new receivables could no longer be transferred to the fund if the credit rating of GIE SUEZ Alliance by Moody’s Investor Services fell below Baa1.

The summary balance sheet of the European securitization fund at December 31, 2004 is as follows (in € millions):

Assets
Securitized receivables	502.9
Others receivables	0.5
Total	503.4

Liabilities
Ordinary shares	393.2
Borrowings	110.2
Total	503.4

In accordance with CRC regulation 99-02, amended by regulation 2004-04 of May 4, 2004, the Group did not consolidate the securitization funds at December 31, 2004 as (i) the rewards and benefits related to the sold receivables are transferred to the third parties concerned, and (ii) the Group considers that it does not exercise any decision-making power over the funds.

F.

Tabular Disclosure of Contractual Obligations

See “Item 5.B. – Liquidity and Contractual Commitments”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

In 2004, the Board of Directors comprised 16 Directors, including 8 French Directors, 6 non-French Directors and 2 directors with dual nationality (French, and one other). After the Shareholders Meeting of May 13, 2005, the Board of Directors had 15 members, 6 Directors are French, 7 Directors are not French and 2 Directors hold dual nationality (French and one other).

The following sets forth the names of the current members of the Board of Directors as elected at the Annual Shareholders’ Meeting of May 13, 2005, their position, age, dates of appointment and the expiration of their current term.

	Age	First appointment	Most recent appointment	Expiration of current term	Address

Gérard Mestrallet Chairman and Chief Executive Officer	56	June 15, 1994	2005	2009	SUEZ, 16 rue de la Ville l’Evêque, 75008 Paris
Albert Frère (1) Vice-Chairman	79	June 19, 1997	2004	2008	Groupe Bruxelles Lambert, avenue Marnix 24, B-1000 Brussels
Edmond Alphandéry (4) Director	61	April 27, 2004	2004	2008	CNP Assurances, 4, place Raoul Dautry, 75015 Paris
Antonio Brufau (4) Director	57	April 25, 2003	2003	2007	Repsol c.o. Caixa, Avenida Diagonal 621/629 E–08028 Barcelona
René Carron (2) Director	62	April 27, 2004	2004	2008	Crédit Agricole S.A., 91-93 boulevard Pasteur, 75015 Paris
Gerhard Cromme (4) Director	62	June 14, 1995	2004	2008	ThyssenKrupp AG, August-Thyssen Strasse 1, D-40211 Düsseldorf
Etienne Davignon (3) Director	72	August 3, 1989	2004	2008	SUEZ-TRACTEBEL, 1 place du Trône, B-1000 Brussels
Paul Desmarais Jr (1) Director	50	April 14, 1998	2005	2009	Power Corporation of Canada, 751 Victoria Square, Montreal H2Y 2J3 Quebec
Richard Goblet d’Alviella (4) Director	56	May 13, 2005	2005	2009	SOFINA, rue des Colonies 11, B-1000 Brussels
Jacques Lagarde (4) Director	67	June 14, 1995	2003	2007	1314 Arch Street, Berkeley CA 94708, USA
Anne Lauvergeon (4) Director	45	May 5, 2000	2003	2007	Areva, 27/29 rue Le Peletier, 75009 Paris
Jean Peyrelevade (4) Director	65	June 22, 1983	2004	2008	Toulouse et Associés, 23-27 rue Cambon, 75001 Paris
Thierry de Rudder (1) Director	55	April 27, 2004	2004	2008	Groupe Bruxelles Lambert, Avenue Marnix 24, B-1000 Brussels
Jean-Jacques Salane Director	53	April 26, 2002	2002	2006	Lyonnaise des Eaux Pays Basque 15, avenue Charles Floquet BP 87 64202 Biarritz Cedex
Lord Simon of Highbury (4) Director	65	May 4, 2001	2005	2009	53 Davies Street London W1K 5JH, UK

Company Secretary to the Board of Directors: Patrick Billioud

(1)

Not independent – Senior management executive or representative of a group, Groupe Bruxelles Lambert, which holds more than 10% of the voting rights of Suez.

(2)

Not independent – Chairman of a banking group, Crédit Agricole, which is one of the main banks of Suez.

(3)

Not independent – Senior management executive of subsidiaries of the Suez Group.

(4)

Independent Directors, as defined in the Bouton Report of 2003 on Corporate Governance: “A director is considered “independent” when he/she has no relations of any kind with the Group or its management, which could impede the free exercise of his/her judgment”. At its meeting held on March 9, 2005, the Board of Directors of Suez examined the situation of the Directors in light of the criteria set out in the Bouton Report on corporate governance, in relation to directors’ independence. It was felt that the criteria of length of service provided for in the Report should be assessed in relation to Suez’ specific situation, given that Suez today is not simply the continuation of the pre-June 1997 Lyonnaise des Eaux and that legal affiliation alone may not, from this point of view, be considered relevant. On this basis, 8 Directors are deemed to be independent and 7 are deemed to be non-independent.

BIOGRAPHICAL INFORMATION CONCERNING DIRECTORS

Gérard Mestrallet, French national.

A graduate of the French engineering school, Polytechnique, and the National School of Administration (ENA), Gérard Mestrallet joined Compagnie de Suez in 1984 as Vice-President, Special Projects. In 1986 he was appointed Executive Vice-President Industry and then in February 1991, Chief Executive Officer and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de Suez and then, in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ. He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs.

Certain other directorships and positions: Chairman of the Board of Directors of SUEZ Environment (France), Chairman of SUEZ-TRACTEBEL and Electrabel (Belgium), Vice-Chairman of Aguas de Barcelona and Hisusa (Spain), Director of Crédit Agricole SA, Saint-Gobain (France) and Pargesa Holding SA (Switzerland), Member of the Supervisory Board of Axa and Taittinger (France).

Mr. Gérard Mestrallet holds 29,429 SUEZ shares.

Albert Frère, Belgian national.

After holding a number of positions in his family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981 in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert.

Certain other directorships and positions: Honorary member of the Council of Regency of the National Bank of Belgium, Chairman of the Board of Directors and Chief Executive Officer of Groupe Bruxelles Lambert (Belgium), Chairman of the Board of Directors of Frère-Bourgeois, ERBE and Financière de la Sambre (Belgium), Vice-Chairman and Chief Executive Officer and member of the Executive Committee of Pargesa Holding SA (Switzerland), Chairman of the Supervisory Board of Metropole Television M6 (France), Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium), Director of LVMH and Château Cheval Blanc (France), Member of the International Advisory Council of Power Corporation of Canada and Member of the International Committee of Assicurazioni Generali S.p.A. (Italy).

Mr. Albert Frère holds 2,000 SUEZ shares.

Edmond Alphandéry, French national.

Mr. Alphandéry is a graduate of the Paris Institute of Political Studies and has a PHD in economics. He has held a chair in economics at the Université de Paris II since 1974. He is mayor of Longué-Jumelles and departmental councilor of Maine and Loire. He was Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP Assurances from 1988 to 1993 and was Chairman of Electricité de France from 1995 to 1998. Since July 1998, he has once again served as Chairman of the Supervisory Board of CNP Assurances. In addition, he has been a Director of Calyon since 2002. He has also been Chairman of the Centre National des Professions Financières since June 2003.

Certain other directorships and positions: Chairman of the Supervisory Board of CNP Assurances, Chairman of CNP International, Chairman of the Centre National des Professions Financières (France), Director of Calyon, Icade and Affiches Parisiennes (France), and Director of Caixa Seguros (Spain).

Mr. Edmond Alphandéry holds 2,000 shares. He is a member of the Audit Committee.

Antonio Brufau, Spanish national.

Mr. Brufau holds an economics degree from the University of Barcelona, and is a chartered accountant and graduate of the IESE. After having exercised various functions at Arthur Andersen, he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. As of 1988, he was Senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona “la Caixa”. He was Chairman and Chief Executive Officer of the “la Caixa” Group from 1999 to 2004. Since October 27, 2004, he has been Chairman and Chief Executive Officer of Repsol YPF.

Certain other directorships and positions: Chairman and Chief Executive Officer of Repsol YPF (Spain), Chairman of YPF (Argentina), Chairman of Hodefi (France), Chairman of Repsol Portugal Petroleo e Dirivados (Portugal), Chairman of Fundació Barcelona Digital (Spain), Vice-Chairman of Gas Natural SDG (Spain).

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

Certain other directorships and positions: Chairman of the Board of Directors of Crédit Agricole SA, Chairman of Caisse Régionale de Crédit Agricole des Savoie (France), Vice-Chairman of the Confédération Nationale de la Mutualité de la Coopération et Crédit Agricole “CNMCC,” and Fédération Nationale du Crédit Agricole (France), Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole Pays de France, Sacam, SACAM Participations, SCICAM (France), and Banca Intesa (Italy), Member of the Executive Committee – Manager of ADICAM (France) and Member of the Supervisory Board of Eurazeo and Lagardère.

Mr. René Carron holds 3,500 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee and Chairman of the Nominations Committee.

Gerhard Cromme, German national.

Mr. Gerhard Cromme has a doctorate in Law and several diplomas in economics (Münster, Lausanne, Paris and Harvard Universities). He joined the Saint-Gobain Group in Germany in 1971 before joining the Krupp Group in 1986. Mr. Cromme is a Commander of the Legion of Honor.

Certain other directorships and positions: Chairman of the Supervisory Board of ThyssenKrupp AG (Germany), Member of the Supervisory Board of Allianz AG, Axel Springer AG, E.ON AG, E.ON Ruhrgas AG, Hochtief AG, Siemens AG and Volkswagen AG (Germany), Director of Deutsche Lufthansa AG (Germany) and BNP-Paribas (France).

Mr. Gerhard Cromme holds 2,000 SUEZ shares. He is a member of the Nomination Committee.

Etienne Davignon, Belgian national.

Mr. Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977),

Vice-President of the European Community Commission (1981-1985), and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale de Belgique and Tractebel on October 31, 2003, at which time he became Vice-Chairman of SUEZ-TRACTEBEL.

Certain other directorships and positions: Chairman of Compagnie Maritime Belge, Compagnie des Wagons-Lits, Recticel, Sibeka, SN Airholding and Palais des Beaux-Arts (Belgium), Vice-Chairman of SUEZ-TRACTEBEL, Umicore (Belgium) and Accor (France), Director of Sofina SA and SN Brussels Airlines (Belgium) and Gilead (USA).

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

Certain other directorships and positions: Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada, Chairman of the Board of Directors of Power Financial Corporation (Canada), Vice-Chairman of the Supervisory Board of Imérys (France), Vice-Chairman and Chief Executive Officer of Pargesa Holding S.A. (Switzerland), Director and member of the Executive Committee of Great-West Lifeco Inc. and its main subsidiaries, the following being listed entities: Canada Life Financial Corporation, The Great-West Life Assurance Compagnie, IGM Inc. (Canada) and its main subsidiaries, Director of Groupe Bruxelles Lambert (Belgium) and Total (France), Member of the International Committee, Board of Directors of INSEAD and Chairman of the International Advisory Board of HEC Business School (Canada).

Mr. Paul Desmarais Jr holds 2,000 SUEZ shares. He is a member of the Compensation and Nomination Committee.

Richard Goblet d’Alviella, Belgian national.

Mr. Goblet d’Alviella holds a commercial engineer’s degree from the University of Brussels, and a Master’s degree in business administration from Harvard Business School. He has a background in international investment banking, specializing for fifteen years in international finance, both in London and New York. He was Managing Director of the Paine Webber Group before joining Sofina, a Belgian company, where he has been Chief Executive Officer since 1989.

Certain other directorships and positions: Director of Danone, Eurazeo (France), Delhaize, Finasucre, Glaces de Moustier, Henex, Suez-Tractebel, Union Financière Boël (Belgium), SES Global (Luxembourg), Caledonia Investments (United Kingdom).

Mr. Goblet d’Alviella holds 2,000 SUEZ shares. He is a member of the Audit Committee.

Jacques Lagarde, French-U.S. dual national.

Mr. Jacques Lagarde is a graduate of the French business school, HEC, and of the Harvard University Advanced Management Program. He has been Director of the Lyon Business School, Chairman and Chief Executive Officer of Gillette France, Chairman of Oral-B Laboratories (USA), Chairman of the Management Board of Braun AG (Germany) and Executive Vice-President of The Gillette Company (USA).

Certain other directorships and positions: Director of Eukarion Inc. (USA).

Mr. Jacques Lagarde holds 5,500 SUEZ shares. He is Chairman of the Audit Committee.

Anne Lauvergeon, French national.

A graduate of the French engineering school Mines and Ecole Normale Supérieure, Mrs. Lauvergeon is a qualified science teacher. After starting her career in the iron and steel industry, Anne Lauvergeon joined CEA in 1984 and then took over responsibility for the administration of the Greater Paris area sub-stratum (1985-1988). In 1990, she joined the office of the French President and the following year was appointed Deputy Chief of Staff. Appointed Partner-Manager of Lazard Frères et Cie in 1995, she joined the Alcatel Group two years later before being appointed Chair of Cogema in June 1999. On July 3, 2001 she was appointed Chair of the Areva Group Executive Board.

Certain other directorships and positions: Chair of the Executive Board of Areva, Chair and Chief Executive Officer of Cogema, Vice-Chair of the Supervisory Board of Sagem SA, Director of Total and Areva T&D Holding S.A. and permanent representative of Areva on the Board of Directors of FCI.

Mrs. Anne Lauvergeon holds 3,050 SUEZ shares. She is a member of the Ethics, Environment and Sustainable Development Committee and the Nomination Committee.

Jean Peyrelevade, French national.

A graduate of the French engineering school, Polytechnique, and the Paris Institut of Political Studies (IEP), Mr. Jean Peyrelevade successively occupied the positions of Chairman of Compagnie de Suez, Banque Stern, UAP and Crédit Lyonnais. He resigned as Chairman of Crédit Lyonnais in October 2003. Since September 1, 2004, he has been a partner of Toulouse et Associés.

Certain other directorships and positions: Director of Bouygues (France) and Société Monégasque de l’Electricité et du Gaz (Monaco), Member of the Supervisory Board of L’Express (France).

Mr. Jean Peyrelevade holds 3,115 SUEZ shares.

Thierry de Rudder, Belgian-French dual national.

Thierry de Rudder has a degree in mathematics from the University of Geneva and the University of Brussels, and an MBA from the Wharton School of Business in Philadelphia. He began his career in the United States, joining Citibank in 1975 and carrying out various functions in New York and Europe. He joined Group Bruxelles Lambert in 1986 and is now Chief Executive Officer.

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

Certain other directorships and positions: CGT union representative, Union representative on the Lyonnaise des Eaux France Pays Basque Workers’ Council since 1996, Union representative on the Lyonnaise des Eaux Central Workers’ Council since 1996, Union representatives on the SUEZ Group Committee since 1996, Chairman of the Spring Funds French Supervisory Board.

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

Certain other directorships and positions: Member of Advisory Board of L.E.K. Consulting, Member of European Advisory Board of Morgan Stanley International (Europe), Director of Unilever plc, Director of Britain in Europe, Member of the Supervisory Board of Volkswagen Group (Germany), Member of the International Advisory Board of Fitch (Belgium), Chairman of the Board of Trustees of the Cambridge Foundation, Trustee of the Hertie Foundation, Member of the Advisory Council of The Prince’s Trust and Member of the Council of Cambridge University.

Lord Simon of Highbury holds 2,000 SUEZ shares. He is Chairman of the Compensation Committee.

B.

Compensation

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and the total compensation received by the members of the Executive Committee, including the Chairman and Chief Executive Officer.

	2004		2003		2002
	Number of members	Total compensation	Number of members	Total compensation	Number of members	Total compensation
	(in € millions, except number of members)
Board of Directors	16	1.9	14	1.9	16	1.9
Executive Committee(1)	11	11.95	18	16.3	13	9.1
			11	9.9

(1)

The 2003 situation of the Executive Committee is presented twice to show first the actual situation in respect of the aggregate number of members, taking account of the changes that took place in the composition of the Executive Committee during 2003, and in respect of the total compensation and ancillary payments including indemnities paid to its members on leaving the Committee; and second the compensation of the Committee in place at December 31, 2003 taken over the year in question.

Executive compensation

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

For fiscal year 2004, the variable salary portion paid in 2005 for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche was mainly based on criteria related to the success of the action plan (debt reduction, cash surplus prior to asset disposals, cost cutting) and partly on the gross operating income and net earnings per share of the global businesses. The figures were substantially reduced (by 50% in the case of Gérard Mestrallet) to take into account the significant amount of the exceptional negative earnings for fiscal year 2003.

For Executive Committee members who are responsible for a Group operating division, the variable part of compensation was calculated in the same way save in respect of the quantitative criteria, which take account only of Group performance (EBITDA, current net earnings per share).

The variable part of the compensation, the balance of which is payable in 2005, in respect of fiscal year 2004, for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche is calculated based on current net earnings per share and cash flow, taking into consideration the absence of any exceptional negative earnings, the net cash surplus and the reduction in operating expenditure.

For Executive Committee members who are in charge of a Group operating division, half the variable compensation is based on qualitative criteria and half on quantitative criteria. The quantitative criteria that are used (net current earnings per share, EBITDA, net cash surplus, debt/equity ratio, the absence of any exceptional negative earnings) are taken into account in respect of 40% in relation to the performance of SUEZ, and 60% in relation to the performance of the division.

For the other members of the Executive Committee, it is calculated in the same way, except in respect of the quantitative criteria which are based solely on the performance of Suez.

The following table shows a comparison in respect of compensation paid to Executive Committee members during the fiscal year (variable compensation is paid by way of installments, with the balance being paid in the following fiscal year)

Gross compensation including fringe benefits	2004	2003(1)%
	(in € millions, except percentages)
Fixed	6.4	6.3	+1.6%
Variable	5.55	3.6	+54.2%
Total	11.95	9.9	+20.7%
Number of Executive Committee members	11	11

(1)

The situation presented is the actual situation at December 31, 2003, the comparison with the actual data linked to the changes in Committee members during the course of the year not being relevant.

The variable compensation represented 46% of total compensation in 2004, compared to 36% in 2003.

Total average compensation paid to members of the Executive Committee increased from €0.90 million in 2003 to €1.09 million in 2004. The Executive Committee comprises all deputy vice presidents in charge of divisions, several of whom are subject to the employment criteria of the Belgian market.

Corporate officer compensation

The compensation amounts presented below do not include directors' attendance fees.

The Group paid Gérard Mestrallet, Chairman and Chief Executive Officer, total compensation of €1,774,986, of which €1,004,771 was fixed, including a benefit in kind in relation to the use of his company vehicle. The variable part of €770,215 represents 43% of total compensation (compared with 42% in 2003), and has increased by 3.3% compared with 2003. Pursuant to the recommendation of the Compensation and Nomination Committee, as approved by the Board of Directors, the variable part of his remuneration for 2004 will amount to €1,500,000.

Jean Gandois, Vice-Chairman of the Board of Directors and Vice-President, Group Company Special Projects, received total compensation of 1,150,485.

Directors’ fees

See “— Board Practices”.

Employee profit-sharing and incentive plans

Each year, SUEZ employees benefit from a compulsory profit-sharing plan. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid during the last six years were as follows:

1999	€4,258,249
2000	€5,083,977
2001	€552,420
2002	€112,051
2003	€0
2004	€1,137,170

The marked decrease in figures starting in 2001 is due to the creation of a separate Water subsidiary and the resulting decrease in the number of parent company employees. Due to the 2003 losses, the application of derogatory formulae or applicable French ordinary general rules of law led to profit sharing and incentives equal to zero for 2003.

An incentive profit-sharing agreement was signed also on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid during the last six years were as follows:

1999	€658,173
2000	€4,516,119
2001	€642,670
2002	€598,455
2003	€353,465
2004	€288,547

C.

Board Practices

Article 15 of the Bylaws defines the powers of the Board of Directors.

"The Board of Directors determines the strategic direction of the Company's activities and ensures its implementation. It considers all issues concerning the proper functioning of Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholders' meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary."

Reaffirming its commitment to the rules of corporate governance, the Board of Directors adopted Internal Regulations in May 2001, which were subsequently amended on January 19, 2005, and a Directors' Charter in January 2002. These documents provide the Board members with the channels and resources necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set out with full transparency the rights and obligations of Directors (these documents were included at the end of the 2001 annual report and are available at the Company's registered headquarters and on its web site: www.suez.com).

In addition, the SUEZ Ethics Charter and related documents, notably the "Confidentiality and Privileged Information" guide, are applicable to Directors. These documents forbid Directors, in particular, from trading in SUEZ securities or the securities of any of its listed subsidiaries during the period of preparation and approval of the financial statements which begins on the first day of the month preceding the date of the Board of Directors meeting held to approve the annual and half-yearly financial statements and terminates two days after this meeting. This general measure is supplemented by Article 8 of the Directors' Charter, which requires Directors to seek and obtain the advice of SUEZ's General Secretary before transacting with or having a transaction carried out by a third party in the securities of Group companies.

Article 5 of the aforementioned Charter provides for the completion of regular evaluations of the Board of Directors' performance, by an independent Director. The Board of Directors asked Jacques Lagarde to perform an initial performance evaluation of the Board of Directors and its Committees for fiscal year 2002. Jacques Lagarde submitted his evaluation to the Board of Directors on January 8, 2003. Jacques Lagarde was also asked to perform a second evaluation in December 2003. It included the main topics from the previous year and the implementation of the recommendations made during the previous evaluation. Jacques Lagarde submitted his evaluation to the Board of Directors on March 3, 2004.

On October 6, 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm, and after an invitation for bids from three specialized firms, it appointed an external consultant to carry out this evaluation.

The terms of the summary report on the evaluation work, carried out under the responsibility of Etienne Davignon, were decided on by the Ethics, Environment and Sustainable Development Committee at its meeting on January 19, 2005 and submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting held on March 9, 2005 recorded the suggestions for improvements in the functioning of the Board of Directors and its Committees and will oversee their implementation.

Pursuant to Article 11 of the Company's Bylaws, each Director must hold at least 2,000 SUEZ shares throughout his/her term of office.

The Board of Directors meets whenever required by the interests of the Company and, in any event, at least four times a year. It met seven times during fiscal year 2004 and the overall attendance rate was 87%.

Directors receive directors' fees based on attendance, the amount of which was set during the Shareholders' Meeting of April 26, 2002 at an aggregate of €800,000 per annum for fiscal year 2002 and all subsequent fiscal years until a new decision is taken in this respect.

Pursuant to the recommendation of the Compensation and Nomination Committee made on April 27, 2004, the Board of Directors meeting held on the same day set the following allocation rules:

Directors

• Fixed fee	€35,000	per year
• Variable fee, dependent on attendance	€1,500	per meeting

Committee Chairman

• Fixed fee	€15,000	per year
• Variable fee, dependent on attendance	None, since the Board considers that a Committee meeting cannot be held in the absence of its Chairman

Committee Members

• Fixed fee	€7,000	per year
• Variable fee, dependent on attendance	€1,000	per meeting

Gérard Mestrallet, as Chairman of the Board, and Jean-Jacques Salane, as a Group employee, do not receive directors' fees.

On this basis, the following attendance fees were paid to Directors, in respect of fiscal year 2004:

Jean Gandois

:

€

59,000

Albert Frère

:

€

41,000 (1)

Edmond Alphandéry

:

€

40,500

Director appointed by the Shareholders’ Meeting of April

27, 2004

Antonio Brufau

:

€

53,000 (1)

René Carron

:

€

30,750

Director appointed by the Shareholders’ Meeting of April

27, 2004

Gerhard Cromme

:

€

57,333 (1)

Etienne Davignon

:

€

66,333 (1)

Paul Desmarais Jr

:

€

51,500 (1)

Lucien Douroux

:

€

56,000

Jacques Lagarde

:

€

59,000 (1)

Anne Lauvergeon

:

€

62,000

Jean Peyrelevade

:

€

47,500

Felix G. Rohatyn

:

€

18,000 (1)

Director until the Shareholders’ Meeting of April 27, 2004

Thierry de Rudder

:

€

30,750 (1)

Director appointed by the Shareholders’ Meeting of April

27, 2004

Lord Simon of Highbury

:

€

53,000 (1)

(1)

Before deduction of the withholding tax of 25% levied on attendance fees paid to Directors who are not French residents.

In 2004, the total amount of directors' fees was €725,666 compared with €721,168 in 2003.

Directors service contracts

Under certain circumstances, our internal regulations (accord d’entreprise interne) allow that we grant our executive officers (cadres dirigeants supérieurs), including executive officers who are members of the Board of Directors, a departure bonus (prime de départ) in an amount up to 18 months of salary.

Corporate Governance

We have securities publicly listed and traded on markets in France (Euronext Paris) and in the United States on the New York Stock Exchange. As a result of our activity in two different stock exchanges, our corporate governance structure includes the mandatory provisions of French corporate governance law and the securities laws and regulations of both France and the U.S., as well as the rules that are promulgated by both public markets.

Our Board of Directors comprises 15 members. Contrary to the laws applicable to U.S. companies, at the present time, the term “independent director” does not have a legal definition in French law. However, the Bouton Report of 2003 on Corporate Governance defines an independent director as a director who “has no relations of any kind with the Group or its management, which could impede the free exercise of his/her judgment.” Based on the criteria of the Bouton report, the Board of Directors designated 8 of its 15 members as independent directors as of March 9, 2005.

We have several specialized committees to support the decision-making process of the Board of Directors, including an Audit Committee consisting of four members, an Ethics, Environment and Sustainable Development Committee consisting of four members, a Compensation Committee consisting of three members, and a Nominations Committee consisting of three members all of whom are independent directors as defined in the Bouton Report. Under French law, Board committees are advisory only, while under the NYSE rules, specific committees are vested with certain powers that in France remain with the Board. Under French corporate law, shareholders must appoint the Group’s auditors at annual shareholder meetings. Our shareholders receive the proposals for such appointments from the Board of Directors, who in turn receive recommendations from the Audit Committee. We believe that the requirements of French law, including the requirement that two statutory auditors must be appointed by the shareholders, achieve the NYSE’s objectives for auditor independence.

In order to emphasize our commitment to promoting transparency and compliance with rules and regulations, and in line with the NYSE Listed Company Manual, we have adopted a written Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Executive Vice-Presidents and other Group financial officers.

Sub-Committees of the Board of Directors

In order to help it in its work, the Board of Directors has set up four Committees. The Compensation and Nomination Committee was split into separate Compensation and Nomination Committees by Board decision May 13, 2005. The Committees’ general task is to study specific questions as preparatory work for certain of the Board's deliberations, issue opinions and recommendations to the Board of Directors concerning decisions to be taken and finally draft resolutions.

The Audit Committee

The Audit Committee has 4 members, all of whom are deemed to be "independent" according to the criteria set out in the Bouton Report on corporate governance and "financial experts" according to the US Sarbanes-Oxley Act:

•

Jacques Lagarde who replaced Jean Peyrelevade as Committee Chairman on April 27, 2004,

•

Edmond Alphandéry on the Committee since November 17, 2004, as a replacement for Gerhard Cromme who left the Committee on April 27, 2004,

•

Antonio Brufau,

•

Richard Goblet d’Alviella.

Article 4 of the Board of Directors' Internal Regulations defines the rules and operating procedures of this Committee. Article 4 was amended on January 19, 2005 in order to review and reinforce the role of the Audit Committee in light of the changes in French legislation, the Loi de Sécurité Financière (Financial Security Act) and US legislation (the Sarbanes-Oxley Act).

This Committee has two key roles. The first is to examine in detail the draft financial statements, the relevance and consistency of the accounting principles and policies that are used and the content of documents that are made public. The second role is to gain an understanding of the internal and external control procedures in order to ensure that such procedures provide appropriate coverage of all risk areas.

The Audit Committee met five times during 2004 and the overall attendance rate was 83%. The Statutory Auditors attended all such Audit Committee meetings. 7 meetings have been scheduled for 2005.

The Ethics, Environment and Sustainable Development Committee

This Committee has 4 members, including 1 Director who are deemed to be "independent" (*) according to the criteria set out in the Bouton Report on corporate governance.

•

Etienne Davignon (Non-Independent, already a member of this Committee), replaced Jacques Lagarde as Committee Chairman on April 27, 2004,

•

René Carron,

•

Anne Lauvergeon (*),

•

Jean-Jacques Salane (Non-Independent, employed by the Group).

Article 5 of the Board of Directors' Internal Regulations defines the rules and operating procedures of this Committee. It ensures compliance with individual and collective values on which the Group bases its actions and the rules of conduct that must be adhered to by each employee. It also examines the channels and resources available to achieve the Group's objectives with respect to the environment and sustainable development.

The Ethics, Environment and Sustainable Development Committee met four times during 2004 and the overall attendance rate was 92%.

The Compensation Committee

This Committee has 3 members, who are deemed to be "independent" (*) according to the criteria set out in the Bouton Report on corporate governance:

•

Lord Simon of Highbury (*), Committee Chairman,

•

Etienne Davignon,

•

Paul Desmarais Jr.

The Nominations Committee

This Committee has 3 members, who are deemed to be "independent" (*) according to the criteria set out in the Bouton Report on corporate governance:

•

René Carron, Committee Chairman,

•

Gerhard Cromme (*),

•

Anne Lauvergnon (*).

Article 6 of the Board of Directors' Internal Regulations defines the rules and operating procedures of these two Committees. They make recommendations to the Board of Directors regarding the nomination or compensation of Board members, including the Chairman. They are consulted on all matters in relation to the appointment to Group general executive management positions or in respect of the nomination of the Chairman of any company that is at the head of one of the Groups' divisions.

The Compensation and Nomination Committee, which was a single Committee in 2004, met three times during 2004 and the overall attendance rate was 83%.

Executive Committee – composition at December 31, 2004 (11 members)

The Executive Committee examines, at the request of the Chairman and Chief Executive Officer, questions of strategy, development and Group organization.

Gérard Mestrallet

Chairman and Chief Executive Officer

Jean-Pierre Hansen

Executive Vice-President of the Executive Committee, Chief Operating Officer

Gérard Lamarche

Executive Vice-President, Finance (Chief Financial Officer)

Yves-Thibault de Silguy

Executive Vice-President in charge of International Affairs and Institutional Relations

Patrick Buffet

Executive Vice-President in charge of Business Strategy and Development

Dirk Beeuwsaert

Executive Vice-President in charge of Electricity and Gas International (now SEI)

Willy Bosmans

Executive Vice-President in charge of Electricity and Gas Europe (now SEE)

Jean-Louis Chaussade

Executive Vice-President in charge of SUEZ Environment

Jérôme Tolot

Executive Vice-President in charge of Energy and Industrial Services (now SEI) and Operational Assistance

Valérie Bernis

Executive Vice-President in charge of Communications

Emmanuel van Innis

Executive Vice-President in charge of Human Resources

In addition to these 11 members, the following also attended Executive Committee meetings:

Patrick Ouart

General Secretary until June 30, 2004

Yves de Gaulle

General Secretary from July 1, 2004

Henry Masson

Group Senior Vice President for Risk, Organization and Central Services

Executive Committee – composition as from January 1st, 2005 (10 members)

Gérard Mestrallet

Chairman and Chief Executive Officer

Jean-Pierre Hansen

Senior Executive Vice-President, Operations (Chief Operating Officer), Executive Vice-Chairman of the Executive Committee in charge of SUEZ Energy Europe

Gérard Lamarche

Senior Executive Vice-President, Finance (Chief Financial Officer)

Yves-Thibault de Silguy

Executive Vice-President in charge of International and Institutional Relations

Patrick Buffet

Executive Vice-President in charge of Business Strategy and Development

Dirk Beeuwsaert

Executive Vice-President in charge of SUEZ Energy International

Jean-Louis Chaussade

Executive Vice-President in charge of SUEZ Environment

Jérôme Tolot

Executive Vice-President in charge of SUEZ Energy Services

Valérie Bernis

Executive Vice-President in charge of Communications

Emmanuel van Innis

Executive Vice-President in charge of Group Human Resources

As previously, in addition to these 10 members, those who also attend the Executive Committee meeting are:

Yves de Gaulle

General Secretary

Henry Masson

Group Senior Vice President for Risk, Organization and Central Services

The following is a summary of the business experience of the members of our Executive Committee, who are not also members of our Board of Directors.

Jean-Pierre Hansen, former Chairman of the Board of Directors of Electrabel, was appointed as from 1 January 2005 Chief Executive Officer of that company, which function he already has exercised from 1992 to March 1999. He also is Vice-Chairman of Electrabel and Chairman of its Executive Committee. Since 1999, he held the positions of Chief Executive Officer of Tractebel as well as of Director and Member of the Executive Committee of Société Générale de Belgique; he served in those capacities until these two companies merged on 31 October 2003, whereupon he became CEO of the new entity SUEZ-TRACTEBEL. He was appointed Chief Operating Officer of SUEZ in January 2003 and officer in charge of SUEZ Energy Europe. He is Executive Vice-Chairman of the SUEZ Executive Committee.

Certain other directorships and positions: Chairman of the Board of Directors of Fabricom SA, Director and Member of the Executive Committee of Distrigas SA, Vice-Chairman of Federation of Enterprises in Belgium, Director of Acea SpA and AceaElectrabel SpA (Italy), Agbar SA (Spain), Arcelor SA (Luxemburg), Fluxys SA (Belgium), SUEZ Environment SA (France), Tractebel España SA (Spain) and Tractebel Inc. (United States).

Gérard Lamarche served as senior accountant and then consultant with Deloitte Haskins & Sells in the mid-eighties. He joined Société Générale de Belgique in 1988 as controller and in 1992 became a member of the Corporate Strategy Group. In 1995, he joined Compagnie de Suez and in 1997, M. Lamarche served first as chief of staff for the Chairman and CEO and eventually assumed the duties of Senior Vice-President and Controller of SUEZ Lyonnaise des Eaux. He accepted an assignment in the U.S. as Executive Vice-President and Director for Ondeo Nalco, then a Group subsidiary, returning to Group headquarters in 2003 to become CFO. He presently serves as Senior Executive Vice-President, Finance of SUEZ (Chief Financial Officer).

Certain other directorships and positions: Director of Suez-Tractebel, Electrabel, Distrigaz, Cosutrel, Suez Environnement, Leo Holding Company and Ondeo North America Inc.

Yves-Thibault de Silguy, former European Commissioner, joined the Executive Board of SUEZ Lyonnaise des Eaux in May 2000. In May 2001 he was appointed Senior Executive Vice-President of SUEZ. In February 2002 his responsibilities for International Affairs and Corporate Relations were extended to French commercial development, European Affairs and development of Group businesses in China. Since March 2003, he is Executive Vice-President in charge of International and Institutional Relations of SUEZ. Since December 2003 he is Chairman of Aguas Argentinas.

Certain other directorships and positions: Chairman of the Board of Directors of Sino French Holdings, President of Société Polynésienne d’Eau et d’Assainissement, Calédonienne des Eaux and of Sadet, Director of Ondeo, Degrémont, SUEZ Environment, Elyo, Vinci, SUEZ-TRACTEBEL, Electricité et Eau de Calédonie, Electricité de Tahiti, Marama Nui and Unelco Vanuatu, Member of the Supervisory Board of Métropole Télévision M6 and Sofisport.

Patrick Buffet joined the Group as a member of the management committee and director of industrial holdings and strategy of Société Générale de Belgique. Since February 1998, he is Executive Vice-President in charge of Business Strategy and Development of SUEZ.

Certain other directorships and positions: Director of SUEZ-TRACTEBEL, Fabricom, Fluxys and Electrabel, Neuf-Telecom, Member of the Supervisory Board of Areva, IXIS-CIB and Astorg Partners.

Dirk Beeuwsaert has spent his career until 2000 within the Electrabel group, after joining Intercom in 1971. In May 2000, he became a member of the former General Management Committee of Tractebel in charge of Electricity and Gas International and Chief Executive Officer of Tractebel Electricity and Gas International. In January 2003, he was appointed Executive Vice-President of SUEZ, in charge of Suez Energy International.

Certain other directorships and positions: Chairman, President and CEO of Tractebel Inc., Chairman of SENA, Vice-Chairman of Tractebel Bahamas LNG Ltd, Director of Glow Energy and Director and member of the Strategic Committee of Tractebel Energia SA.

Jean-Louis Chaussade joined Degrémont in 1978. In 1989, he became Chief Executive Officer of Degrémont Spain, then in 1992 Special Adviser of Dumez Copisa (Spain). In 1997, he was appointed Group Delegate for the Southern Cone of South America and became Chief Operating Officer of Lyonnaise des Eaux America Latina in May 2000. Chairman of Degrémont since March 2002, he was appointed Executive Vice-President of SUEZ in charge of SUEZ Environment in March 2004.

Certain other directorships and positions: Director and Chief Executive Officer of SUEZ Environment, Chairman of the Board of Degrémont, Director of Lyonnaise des Eaux France, Société des Eaux de Marseille, Sita France, SUEZ Environment Espana (& Chief Executive Officer), isusa (representing SUEZ Environment Espana), Aguas de Barcelona, United Water Inc.

Jérôme Tolot joined the SUEZ Lyonnaise des Eaux Group which later became SUEZ in 1982. In 2000, he was appointed Director and Senior Executive Vice-President for the central functions of the Vinci group. In February 2002, he was named Chairman and Chief Executive Officer of Sita, he became Executive Vice-President of SUEZ. He also has been appointed Chief Executive Officer of Fabricom in September 2003. Since January 2004, he is Executive Vice-President of the SUEZ Energy Services.

Certain other directorships and positions: Director of Elyo, SUEZ Environment and SUEZ University.

Valérie Bernis was Special Press Advisor in the French Ministry of Economics, Finance and Privatization from 1986 until 1988. In 1988 she took up the position of Senior Vice-President Communications at Cerus. From 1993 until 1995 she was in charge of communications and press for the Prime Minister. In December 1995 she was appointed Senior Vice-President of Communications of Compagnie de Suez. In June 1997 she became Senior Vice-President Communication and Special Advisor to the President of the Executive Board of SUEZ Lyonnaise des Eaux. Since May 2001 she is Executive Vice-President in charge of Communications of SUEZ. Chairman of Paris Première Television Channel (1999-2004).

Certain other directorships and positions: Director of SUEZ-TRACTEBEL, Director of Frabepar (Belgium), Permanent Representative of SUEZ Nov Invest on the Board of Directors of SAIP (Libération).

Emmanuel van Innis had several key functions in his career, starting at Intercom in 1971 and then with Electrabel when the former merged to form Electrabel in 1990. He became a member of Tractebel’s General Management Committee in 1996, where he was General Manager Corporate Administration, Finance and Controlling. He became a Director of Tractebel in 1997 and of Société Générale de Belgique in 2001 and served in those capacities until those companies merged on 31 October 2003, whereupon he became Director of the new entity, SUEZ-TRACTEBEL. In March 2003, he was appointed Executive Vice-President of SUEZ, in charge of Group Human Resources.

Certain other directorships and positions: Chairman of the Board of Directors of Contassur SA, Insutrel SA and Telfin SA, Chairman and Chief Executive Officer of CEF SA,Vice-Chairman of the Board of Directors of Electrabel SA, Fabricom SA, Reva SA, SN Airholding II SA, and Tractebel Espana SA, Director of AceaElectrabel Produzione SpA, Cosutrel SA, Distrigas SA, Distrihold SA, Elyo SA, Inec SA, Lithobeton SA, Niesa SA, Nobema SA, Pensiobel ASBL, SN Brussels Airlines (DAT) SA, Seinsa SA, SUEZ University SA, Tractebel Inc., Neil and Federation of Entreprises in Belgium, Member of the Supervisory Board of GTI SA, Member of the Remuneration Committee of Electrabel SA, Distrigaz S.A. and SN Airholding SA.

Central Management Committee (12 members)

The Central Management Committee is consulted on matters which must be submitted to the Chairman and Chief Executive Officer or Board of Directors for decision.

Its members are the members of the Executive Committee with the exception of Dirk Beeuwsaert, Willy Bosmans and Jean-Louis Chaussade, that is 8 members, and with Yves de Gaulle and Henry Masson, whose positions are set out above, together with Christelle Martin, Group Senior Vice-President for Strategic Planning, Control and Accounting, and Michel Sirat, Group Senior Vice-President for Corporate Finance, Tax and Treasury, until May 15, 2005 and Robin Leyssens, Group Senior Vice-President Head of Finance and Taxes, from May 16, 2005.

Reports of the Board of Directors Sub-committees

Audit Committee

The Audit Committee met five times during 2004 and three times at the beginning of 2005, the main individuals responsible for the Company’s financial, accounting, internal audit and risk issues all attending these meetings. The Statutory Auditors attended all the meetings in fiscal year 2004.

The Audit Committee concentrated particularly on the following issues:

Financial statement review

•

The Committee reviewed, prior to their presentation to the Board of Directors, the annual and half-yearly financial statements, prepared in accordance with French GAAP together with the 2004 budget and to the updated income forecasts for such fiscal year.

In particular, the Committee oversaw the roll-out of the 2003-2004 action plan and its impact on earnings and financial equilibrium.

•

The shares of SUEZ being traded as ADRs on the New York Stock Exchange since September 18, 2001, the consolidated financial statements for fiscal year 2003 in accordance with US GAAP were presented to the Committee and it reviewed the reconciliation of the consolidated financial statements with the financial statements presented in accordance with French GAAP

The Committee was able to see that the US GAAP and French GAAP financial statements had converged to a greater extent (in terms of total balance sheet figures and management indicators) due to the full consolidation of Electrabel in the two sets of principles, since the Group has held more than 50% of the share capital of Electrabel.

•

The Committee reviewed, on several occasions, the progress being made in relation to the implementation of the International Financial Reporting Standards which have been adopted as from January 1, 2005 in place of French GAAP.

The Committee had to validate a certain number of choices, in relation to the main options offered by the International Financial Reporting Standards. The principle set by the Committee was to favor a certain continuity and to maintain a conservative approach which does not promote the immediate image given by the balance sheet to the detriment of future profits.

The Committee was provided with a presentation of detailed simulations as to the effects of this change in standards, in particular in relation to shareholders' equity, earnings and debt. In addition, the impact on the Group's main management indicators was studied in order to approve the amendments proposed by Financial Management.

Financing policy

The Committee oversaw the reduction of Group debt and approved the financing policy, based on the following objectives:

•

maintenance of a regular amortization profile in respect of gross debt,

•

maintenance of access to good value short-term sources of funds,

•

smoothing, and gradual extension, of the maturity of bond issues,

•

standardization of the level of cash and credit lines,

•

rationalization of syndicated credit lines.

The Committee has asked that centralized cash management activities be reinforced at Group level. This policy should lead to a better match between the location of debt, cash and cash-flow, to a reduction in the global cost of debt and to better control over cash and cash equivalents.

Dividend distribution policy

The Committee paid particular attention to the dividend distribution policy proposed by the Group:

•

maintenance of a 0.71 euros dividend, for fiscal year 2003, in spite of losses in fiscal year 2003 and

•

increase in the dividend from 0.71 euros to 0.80 euros (+ 13%) for fiscal year 2004.

Impairment tests on Group entities

The Committee reviewed the results of annual impairment tests on the main Group entities. After fiscal year 2003, during which significant capital losses were recognized (Nalco, Northumbrian) or significant provisions were booked (notably in the Communications business line), fiscal year 2004 attested to the quality of the work undertaken in 2003 and showed that the Group had correctly anticipated the impairment tests to be completed as of the end of

2004. A loss in value was booked only in relation to certain non-material investments, in light of planned sales in progress.

The Committee noted, in addition, that very significant unrealized capital gains existed, centered on certain of the Group's major portfolio investments, in particular, in relation to Electrabel, EGI Brazil, SITA France and Lyonnaise des Eaux France.

Internal Audit activity report

The Audit Committee listened to a presentation by the head of the Group Internal Audit team on the reorganization of the internal audit function, to reflect recent changes and the setting up of a new functional link with the Electrabel audit team. The Committee was informed of past assignments and the program for 2004 and 2005. Given the increased responsibilities borne by the internal audit team in the context of the U.S. Sarbanes-Oxley Act and the need to coordinate activities with the external audit team, the Committee sponsored an increase in the number of members of the internal audit teams.

Implementation of Internal control procedures

The Audit Committee took note of the work of the CODIS Program "Control and Disclosure", developed under the impetus of the Financial Management, and intended to strengthen internal controls in all areas and improve both financial and non-financial reporting. The Program is part of the Group implementation of the French legislation, the Loi de Sécurité Financière (Financial Security Act) and the US Sarbanes-Oxley Act and has led to attestation reports being issued, as required under the provisions of these Acts.

Pre-approval procedures for engagements performed by the Statutory Auditors

In accordance with US regulations, the Committee set up a system to verify the independence of Statutory Auditors, in particular with regard to the pre-approval of authorized engagements. Depending on their nature, some engagements are subject, within certain limits, to general pre-approval, while others are subject to specific pre-approval. Generally, fees have decreased following the end of the action plan which required several one-time engagements to be carried out.

Ethics, Environment and Sustainable Development Committee Report

The Ethics, Environment and Sustainable Development Committee held four meetings: on January 7, July 7, September 1 and October 6, 2004. A report on each of these meetings was presented by the Committee Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical measures within the Group in order to ensure their correct implementation and their contribution to maintaining the high standards and reputation of the Group and the companies that are part of it.

Certain specific points should be highlighted:

As is the case each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group's main subsidiaries to confirm their company's compliance with the Group's Ethics Charter for 2003. It also wished, in the interests of simplification, and as last year, to continue the simultaneous performance of the environment and ethics compliance processes.

It was also informed about the work carried out by the Group's network of ethics managers, in particular during their annual conference held on June 17 and 18, 2004. The Committee duly noted the operational issues that were dealt with at such conference in consultation with a large number of Business Unit managers and it agreed to up-date the Ethics Charter of SUEZ, which it will sponsor.

The Committee spent a substantial part of its meetings reviewing the positions, actions and measures taken by SUEZ that fell within its purview. This was the case, for example, in relation to the organization and impact of the environmental activities of the Group's operating entities, or in relation to the internal structure of SUEZ in relation to the implementation of a coordinated Ethics and Sustainable Development organization.

In the same way, it focused in particular on questions relating to health and safety in the workplace, an area on which it was decided to consult with the Vice Presidents in charge of the Group's divisions, in the presence of the Group Chairman.

The Committee also wished to review and develop the evaluation process relating to the functioning of the Board of Directors (see "Activities of the Board of Directors").

In accordance with its role, the Committee sought to verify that the structures and procedures defined in the SUEZ reference documents were implemented within the Group and widely distributed, particularly in the context of stricter legal and regulatory requirements in both France and the United States. Accordingly, having adopted a code of professional conduct for use by financial managers to comply with the rules laid down in the Sarbanes-Oxley Act, it heard reports on the implementation of the system applying this legislation within the Group.

It was also kept informed of the privileged information management procedures in place in the new organization of the SUEZ headquarters.

Report of the Compensation and Nomination Committee

The Compensation and Nomination Committee met three times during 2004. In terms of appointments to the Board of Directors to be submitted to the Shareholders' Meeting, the Committee submitted to the Board its proposal to renew the terms of office of Gerhard Cromme, Etienne Davignon, Albert Frère and Jean Peyrelevade and to appoint Edmond Alphandéry, René Carron and Thierry de Rudder as Directors.

With regard to the composition of the Board's Committees, the Committee reviewed the proposal to be made to the Board of Directors with respect to the appointment of Edmond Alphandéry to the Audit Committee in order to increase the membership of that Committee from three to four Independent Directors.

The Committee proposed to the Board the terms of the 2004 fixed/variable compensation for corporate officers, the Chief Operating Officer and the Vice-President of the Executive Committee (Finance). It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee.

Finally, it proposed the terms of the 2004 stock option plan to the Board and set the number of options to be allotted to Gérard Mestrallet and to the Chief Operating Officer, and the Vice-President of the Executive Committee (Finance).

D.

Employees

The total number of employees of the Group was 160,712 at December 31, 2004, compared to 172,300 at December 31, 2003. This decrease, which occurred during the first half of 2004, is mainly due to the effective termination of the Puerto Rican contract (5,885 people) and the most recent measures of the 2003-2004 action plan, which represent a global workforce of roughly 5,000 people.

The breakdown of the number of employees of the Group at December 31, 2004, 2003 and 2002 is as follows:

	Employees at December 31,
By Sector	2004	2003	2002
Energy	87,300	89,000	88,800
Environment	72,800	83,150	108,950
Others	600	150	1,000
Total	160,700	172,300	198,750

	Employees at December 31,
By Geographical Area	2004	2003	2002
France	60,200	60,850	60,550
Belgium	26,650	27,800	29,900
Other European Union countries	39,650	35,850	52,550
Other European countries	2,350	6,900	6,800
North America	5,700	11,800	17,850
South America	16,950	20,250	20,500
Asia and Oceania	5,200	4,750	6,000
Africa and Middle East	4,000	4,100	4,600
Total	160,700	172,300	198,750

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

Human Resources Policy

After the year 2003, dedicated to accompanying the reorganization of the Group, 2004 was the year of deployment of Human Resource (HR) policies over a stabilized perimeter, in particular starting in the second half. 2004 was mainly devoted to implementing policies intended to meet the six HR priorities making up the action plan of the Group Human Resources Department (HRD), validated end 2003. These six priorities are designed to reassert the principles that dictate HR policy at SUEZ, and to enhance the HR contribution to the Group’s performance.

Human Resources Management Planning

This management planning hinges on several main missions:

•

Identify and staff key positions: a “People & Positions Review” devoted to staffing key positions and to the mobility of Executives and Leaders For the Future (LFF) now meets each month. It supports global management of the Group’s key positions and their incumbents: the Group’s top executives and their potential successors. The careers of Group executives are now managed jointly by Headquarters and by the Business lines, under the supervision of the Career Management Committee, which meets four times a year under the presidency of Gérard Mestrallet.

The LFF detection and monitoring process is now deployed in the Group’s main operational entities. The objectives set for 2004 have been attained: double the number of L3s (youngest group of LFFs), help train some 50 HR managers in HR development, and improve the process for preparing and implementing development plans, in collaboration with SUEZ University.

•

Continue the development of key employees: as of December 31, 2004, 387 employees had followed the various programs at the SUEZ Center for Development and Assessment, dedicated to LFFs, executives, and individual initiatives.

•

Attract, develop and help Group employees evolve: Recruitsoft, the joint mobility and recruitment software package, is now deployed in all the Group’s French and Belgian companies and on its 23 web sites, and has attracted over 50,000 applications for the Group-wide accelerated career development program. This total includes over 5,000 applications from Group employees.

•

The “Principles of Mobility” have been updated with a number of important rules, including: giving priority to internal applicants, rules governing the information provided to those involved and rules relating to the practicalities of mobility (lead-time, length of service with the Group, meeting any relocation costs made necessary by the move to a new job and lack of trial period).

Pay policy is an important aspect of employee career development. The “variable” element paid to company executives has therefore been adapted to reflect the way the Group is developing, and has been extended to include all top executives. A tracking system designed to monitor senior management performance against the priorities set out in the 2003/2004 Action Plan has been introduced for this purpose, was incorporated into the 2003 performance evaluation process and used to set the personal targets for 2004. This deployment has also encouraged individual companies progressively to modernize their salary policies for other personnel categories and introduce the performance/results concept more systematically into their pay structures.

The use of comparative tools grew particularly strongly in 2004. The methodology based on the “market” positioning of job functions became more widespread, enabling the monitoring of external competitiveness and internal equity, at the same time as facilitating mobility within the Group.

At the initiative of the Remuneration Committee, consultation began on adapting the Stock Options policy to take account of the provisions contained in the new French law of 22 December 2004, which allows companies to remunerate management and employees in shares.

The Human Resources Development Policy, adopted at the end of 2004 and intended primarily for HR staff and managers, sets out the career development cycle for Group employees: annual appraisals, career appraisals, executive reviews, succession planning, etc. The document also describes the four existing centralized systems, i.e.:

•

the program designed to encourage mobility within the Group,

•

the LFF program,

•

the SUEZ Center for Development & Assessment,

•

the SUEZ University.

Group cohesion and dissemination of values

Working with the Communication Department, the HRD has taken an active role in the We are SUEZ project, designed to improve Group cohesion and disseminate its core values.

The HRD will also be helping to prepare the Senior Executives Convention, by asking some of those currently enrolled on SUEZ University programs to talk about their vision of the construction and evolution of the SUEZ corporate plan.

The SUEZ University is an important forum for the dissemination of Group values and strategic messages. During 2004, it welcomed 1,704 participants distributed across its six programs. This level is significantly higher than was seen in 2003, and signals a return to the 2002 level, although expenditure has been reduced by 40% over the same period.

Lastly, a new Spring initiative in 2004 saw 29,000 employees in the 23 countries where the option was offered investing a total of €174 million (including the leverage effect), at a share price of €14.51. Now that this initiative is complete, Group employees hold 4.2% of SUEZ share equity. This round in the employee share ownership program saw a 40% reduction in implementation costs, compared with the previous round.

Support for change management

HR supports change management in two ways:

•

Adapting the organization: the introduction of an integrated Group structure requires management, not only of the reorganizations involved, but also of the job functions affected. Succession Planning is an essential part of this approach and is updated annually. By anticipating the recruitment challenges we could face as a result of the demographic transition in the period 2007/2010, succession planning aims to ensure continuity of skill quality throughout every part of the organization. The Group is also consulting on career development for over-55s, in accordance with the directions now being taken by European and French law on raising the age of retirement.

•

Adapting skills and anticipating needs: specialist training courses are systematically offered at Group and operating company level, in order to follow the technological and regulatory changes, which are particularly swift in our businesses. An analysis of trends per type of position was also performed, in particular in the financial and legal realms, in order to anticipate Group needs.

Simplification and Pooling of Resources

As part of Optimax, the HRD pursued its inventory of retirement and benefit fund plans at SUEZ in order to optimize them. Special attention was paid to the repercussions of the recent laws on supplementary retirement funds in France (Fillon law) and Belgium (Vandenbroucke law). The analyses and changes required for existing plans are in progress. During the awards, organized by Investments & Pensions Europe, the Group received the prize for the best Belgian pension fund, and was nominated among the three best European corporate pension funds.

As part of the simplification and pooling projects, the Employee Self Service program was deployed on the intranet for all employees at the dual-location headquarters, and for the 8,000 Electrabel employees. It allows streamlining of personnel data administration, and presence and expense account management, with a direct connection to accounting. Other links – to the grouped purchasing platform (Procope) and to electronic invoicing tools – offer optimization and savings potential. Studies for deployment over a large scope in the Group are under way. This tool supports the current thinking on Shared Service Centers.

Consolidation and Management of Corporate Data and Information

Concerning the legal requirements and the commercial and financial stakes relative to the disclosure of corporate data, improving the reliability and coverage of corporate reporting was identified as a strategic area for the HR Department in 2004-2005. For this purpose, a task force reviewed the definitions of corporate data in order to take fuller account of the diverse regulatory and corporate situations of Group operations. Control procedures were updated and solidified to ensure reliable information and improve coverage of the reporting perimeter (61.6% in 2001 and 90.7% in 2004, with 11 new performance indicators).

At the same time, the corporate reporting tools were examined and modified when necessary to make operational use easier in the Group’s HR network.

This work was based on the conclusions and recommendations of the Group’s specialized statutory auditor services. These auditors have been verifying non financial data since 2001.

Lastly, a special project for analyzing corporate costs and managing payroll was initiated. The first results should be available in the course of 2005.

Social Responsibility and Management of Social Issues

Personnel proceedings were modified to take account of changes in the Group’s perimeter, and to ensure better representation of employees in SUEZ’s European entities. On this basis, a constructive dialog with personnel representative entities (Group Committee and European Instance of Dialogue) was established, especially concerning implementation of the We Are SUEZ project and the dissemination of strategic messages.

The dialogue with European labor union partners helps the Group manage social issues. These exchanges resulted in the creation of a "Diversity" commission whose purpose will be to propose orientations during the 2005 plenary session of the European Instance of Dialogue (IED). Its work will be used to help design a specific corporate diversity policy. In particular, in its employment policy, in France the Group has overhauled its job insertion agreements in terms of their professionalization and regionalization, in conjunction with the players involved (Institut Mécénat Solidarité and SOS-Racisme for "French second-generation youth", and ADAPT for disabled persons). The work begun with AGEFIPH on policies for disabled persons was also pursued.

The commitment to "a right to education and training throughout life" was finalized with the creation of a steering committee comprising HR managers and members of the IED from the concerned entities. Pilot sites were selected to implement the three areas of development of this agreement: training passport, tutoring, and literacy training.

The meetings of the Health and Safety Management Committee, consisting of representatives from the European Dialogue Instance and Management, also helped to enhance the awareness of all players with regard to occupational safety and health, a key issue in our businesses. These meetings are based on the work of an international network of the Group’s and Business lines’ safety prevention managers. It meets every two months to systematically monitor aspects of the Group’s safety policy: prevention of causes of serious accidents, improved reporting on safety performance indicators, feedback, interfacing with other internal organizations, report on subsidiary safety audits, etc. In addition, in accordance with the Group’s commitments, the pilot sessions of the training program "Managing Health and Safety at SUEZ", intended for the Group’s managers and operational supervisors, were held in 2004.

Lastly, during the IED plenary session of October 2004, the first formal monitoring of the International Corporate Charter was presented. Joint work with the IED bureau on common monitoring of the Charter was initiated and should be completed by end 2005.

In addition to the dialog between management and labor, exchanges with all stakeholders are necessary to deal with labor issues in an international group. Thus, the International Social Observatory held a European meeting last March 18 in Brussels on the theme: "The right to education and training throughout life: a tremendous challenge for Europe". The Moroccan delegation organized a symposium on April 14 in Casablanca on the topic of social upgrading of enterprises. A report from the work groups of each delegation is planned in the course of 2005.

Indicators

The following table shows the indicators used by the Group to track implementation of its human resources and social policies. The indicator reporting scope is provided in parentheses.

	SEE			SEI
	2002	2003	2004	2002	2003	2004
SUEZ personnel by geographic zone
Europe	16,873	15,570	16,607	154	135	194
Rest of Europe	547	998	5	42	48	45
North America				1,767	1,518	1,500
South America				1,416	1,414	1,474
Africa. Middle East				89	83
Asia – Oceania				1,034	1,103	1,079
TOTAL	17,420	16,568	16,612	4,502	4,301	4,292
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Distribution of personnel by Categories of Employees
Managers	2,714	2,800	2,675	697	851	922
Technicians and Supervisors	2,742	2,074	2,053	1,204	1,042	779
Operators	11,964	11,694	11,884	2,601	2,408	2,591
TOTAL	17,420	16,568	16,612	4,502	4,301	4,292
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Proportion of women in the group
Proportion of women in staff positions	19.6%	20.9%	21.1%	16.9%	17.6%	17.9%
	(100.0%)	(99.54%)	(100.0%)	(100.0%)	(99.91%)	(100.0%)
Proportion of women in management positions	13.1%	13.8%	13.5%	12.5%	19.0%	18.7%
	(100.0%)	(99.4%)	(100.0%)	(100.0%)	(80.1%)	(100.0%)
Distribution of personnel by type of contract
Open-ended contracts	92.9%	93.0%	92.6%	97.0%	94.7%	94.4%
Other	7.1%	7.0%	7.4%	3.0%	5.3%	5.6%
	(100.0%)	(99.8%)	(91.2%)	(100.0%)	(100.0%)	(100.0%)

Age distribution
- to 25	2.7%	3.1%	3.5%	5.5%	4.2%	2.7%
25 – 29	6.5%	6.9%	8.0%	13.8%	13.8%	12.2%
30 – 34	10.8%	11.3%	11.1%	19.7%	18.7%	19.8%
35 – 39	12.2%	12.7%	13.6%	17.8%	18.0%	17.8%
40 – 44	13.6%	14.6%	16.0%	16.7%	17.0%	17.7%
45 – 49	14.9%	16.0%	18.2%	13.2%	14.2%	14.4%
50 – 54	17.4%	17.0%	17.7%	8.2%	8.1%	8.7%
55 – 59	21.1%	17.5%	11.5%	3.6%	4.2%	4.9%
60 – 64	0.9%	0.9%	0.4%	1.3%	1.5%	1.4%
65 and +	0.01%	0.0%	0.0%	0.2%	0.3%	0.4%
	(100.0%)	(100.0%)	(100.0%)	(98.5%)	(100.0%)	(100.0%)

Turnover	2002 H1/H2	2003 H1/H2	2004 H1/H2	2002 H1/H2	2003 H1/H2	2004 H1/H2
Turnover = number of employees leaving per half-year (excluding end of contract)/average personnel for half-year	3.9%/ 3.4%	10.13%/ 4.3%	1.6%/ 1.9%	4.7%/ 10.5%	4.7%/ 10.3%	3.7%/ 4.9%
	(92.1%) (91.4%)	(95.0%)/ (94.7%)	(99.8%)/ (91.3%)	(94.3%)/ (91.5%)	(86.8%) (85.6%)	(99.4%)/ (99.5%)

Voluntary turnover			1.2%/ 1.4%			3.4%/ 3.9%
			(99.8%)/ (91.3%)			(99.4%)/ (99.5%)

Hiring rate			4.2%/ 5.2%			7.6%/ 6.8%
			(99.8%)/ (91.3%)			(99.4%)/ (99.5%)

Hiring rate for open-ended contracts			40.9%/ 43.5%			58.7%/ 59.4%
			(99.8%)/ 91.3%)			(99.4%)/ (99.5%)

Percentage of disabled persons/average workforce			0.30%/ 0.28%			0.12%/ 0.07%

Work Conditions
Absenteeism (days absent/person)			13.1/11.3			7.6/8.3
			(99.6%)/ (99.5%)			(100%)/ 87.1%

Overtime			2.3%/ 2.3%			5.8%/ 5.4%
			(100.0%) /(88.9%)			(98.4%)/ (71.9%)

Compensation
Gross average worker’s salary / Gross local minimum salary	6.0	3.1	4.0	9.0	9.2	11.5
(Minimum value of worker’s salary/Gross local minimum salary)	1.7	1.5	1.6	2.0	4.4	2.9
	(8.3%)	(72.3%)	(94.2%)	(77.7%)	(93.1%)	(78.3%)
Gross average salary / Gross average salary for sector
Managers	1.9	1.8	1.6	3.2	1.6	1.9

	(88.5%)	(91.9%)	(95.6%)	(63.4%)	(97.6%)	(92.4%)
Technicians and Supervisors	1.1	2.0	1.6	3.1	2.9	2.4
	(8.0%)	(81.5%)	(83.6%)	(68.9%)	(91.4%)	(86.5%)
Operators	1.9	2.0	1.4	2.3	2.1	2.3
	(8.3%)	(72.3%)	(94.2%)	(57.6%)	(93.1%)	(78.3%)
Gross average worker’s salary / local cost of living	3.6	3.0	4.0	5.2	4.6	6.8
	(8.3%)	(72.3%)	(94.2%)	(80.8%)	(93.1%)	(78.3%)
Occupational safety
Number of fatal accidents (employees)	1	1	1	1	0	0
Frequency Rate	5.68	5.95	4.19	5.96	5.06	4.49
Severity Rate	0.12	0.15	0.10	0.06	0.11	0.08
	(87.6%)	(93.5%)	(99.1%)	(31.0%)	(100.0%)	(100.0%)
Training
Percentage of personnel who received training	69.0	74.0	72.7	58.1	59.1	66.6
	(89.5%)	(85.5%)	(99.5%)	(81.3%)	(92.5%)	(94.1%)
% of managers and non managers among personnel trained

Managers	13.6%	14.6%	15.3%	8.5%	13.2%	15.8%
Supervisors + Operators	86.4%	85.4%	84.7%	91.5%	86.8%	84.2%
	(89.5%)	(88.0%)	(99.5%)	(81.3%)	(94.5%)	(94.1%)
Cost of training per person (€/ pers)	1,237.4	1,505.2	954.8	640.5	877.5	1,489.1
	(89.5%)	(85.5%)	(99.5%)	(51.7%)	(86.7%)	(93.5%)
Number of training hours per person (hr / pers)	37.2	38.8	39.4	84.5	90.0	63.9
	(89.5%)	(84.9%)	(99.5%)	(72.5%)	(91.6%)	(93.5%)
Cost of training per hour of training (€/ hr)	33.2	40.2	24.2	28.5	68.8	23.3
	(89.5%)	(84.9%)	(99.5%)	(81.3%)	(86.7%)	(98.9%)
Distribution of training hours by theme
Technical training for business segment	7.8%	28.2%	40.3%	57.7%	66.6%	36.6%
Quality. Environment. Safety	2.1%	13.5%	11.9%	5.1%	10.6%	26.4%
Languages	1.6%	2.6%	3.1%	6.4%	6.3%	10.4%
Other	88.5%	55.6%	44.7%	30.8%	16.6%	26.6%
	(89.5%)	(82.8%)	(99.0%)	(81.3%)	(100.0%)	(99.4%)

	Services			Environment
	2002	2003	2004	2002	2003	2004
Personnel by Geographic Zone
European Union	60,237	62,768	61,340	61,268	45,917	47,743
Rest of Europe	4,808	2,965	2,224	1,282	2,873	83
North America	90	32	33	10,726	10,233	4,165
South America		501	523	18,158	18,319	14,959
Africa. Middle East	753	780	753	3,295	3,261	3,224
Asia – Oceania	1,001	1,106	1,523	2,311	2,566	2,607
TOTAL	66,889	68,152	66,396	97,040	83,169	72,781
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)
Distribution of Personnel by Categories of Employees
Management	7,940	7,860	7,925	7,318	5,965	6,494
Technicians and Supervisors	13,289	15,312	13,958	11,068	10,117	9,633
Operators	45,134	44,765	44,513	77,807	58,077	56,654
TOTAL	66,363	67,937	66,396	96,193	74,159	72,781
	(99.2%)	(99.7%)	(100.0%)	(99.1%)	(89.2%)	(100.0%)

????o
	Services			Environment
	2002	2003	2004	2002	2003	2004
Proportion of Women in the Group
Proportion of women in staff positions	10.7%	10.4%	10.7%	17.2%	13.6%	18.1%
	(78.5%)	(98.35%)	(99.9%)	(91.8%)	(97.5%)	(99.7%)
Proportion of women in management positions	11.6%	11.0%	11.6%	21.3%	16.8%	20.8%
	(85.8%)	(98.1%)	(99.9%)	(86.7%)	(73.9%)	(99.7%)
Distribution of Personnel by Type of Contract
Open-ended contracts	95.4%	95.4%	94.8%	92.5%	95.6%	94.8%
Other	4.6%	4.6%	5.2%	7.5%	4.4%	5.2%
	(83.6%)	(97.3%)	(97.1%)	(95.4%)	(76.1%)	(87.9%)
Age Distribution
- to 25	6.9%	6.4%	5.7%	5.8%	5.6%	5.4%
25 – 29	10.5%	10.3%	10.7%	11.0%	11.9%	10.5%
30 – 34	14.7%	13.6%	13.0%	15.2%	16.2%	14.6%
35 – 39	16.2%	16.0%	15.8%	16.7%	17.2%	16.6%
40 – 44	14.3%	15.0%	15.5%	15.8%	15.6%	16.4%
45 – 49	13.4%	14.0%	14.3%	14.1%	13.3%	14.1%
50 – 54	13.2%	13.7%	13.7%	11.5%	11.0%	11.7%
55- 59	9.2%	9.4%	9.5%	7.2%	7.3%	8.0%
60 – 64	1.5%	1.5%	1.9%	2.3%	1.6%	2.3%
65 and +	0.1%	0.1%	0.1%	0.4%	0.3%	0.4%
	(82.4%)	(97.5%)	(99.5%)	(76.1%)	(96.4%)	(97.9%)

Turnover (Per Half-Year)	2002 H1/H2	2003 H1/H2	2004 H1/H2	2002 H1/H2	2003 H1/H2	2004 H1/H2
Turnover = number of employees leaving per half year (excluding end of contract)/average personnel for half year	4.7%/ 6.7%	9.2%/ 6.0%	4.4%/ 4.4%	8.2% 6.8%	6.2%/ 5.3%	3.1%/ 5.6%
	(58.8%)/ (77.1%)	(71.9%)/ (73.6%)	(58.3%)/ (95.9%)	(75.8%)/ (88.4%)	(60.5%)/ (65.7%)	(37.5%)/ (90.7%)

Voluntary turnover			2.5%/ 2.1%			1.4%/ 2.5%
			(58.3%)/ (95.9%)			(37.5%)/ (90.7%)

Hiring rate			7.6%/ 13.1%			7.7%/ 7.6%
			(58.3%)/ (95.9%)			(37.5%)/ (90.7%)

Hiring rate for open-ended contracts			61.2%/ 76.3%			56.8%/ 57.2%
			(58.3%)/ (95.9%)			(37.5%)/ (90.7%)

Percentage of disabled persons/average workforce			1.06%/ 1.09%			1.09%/ 2.69%

Work Conditions
Absenteeism (days absent/person)			10.6/15.4			11.0/11.0
			(84.0%)/ (83.0%)			(71.2%)/ (90.0%)

Overtime			2.6%/ 3.1%			4.1%/ 4.0%
			(83.1%)/ (68.6%)			(86.6%)/ (71.9%)

?????-
	Services			Environment
	2002	2003	2004	2002	2003	2004
Compensation
Gross average worker’s salary / Gross local minimum salary	1.6	1.8	1.9	2.4	3.3	2.4
(Minimum value of worker’s salary/Gross local minimum salary)	1.0	1.0	0.8	1.0	1.0	0.7
	(34.9%)	(75.1%)	(92.2%)	(80.7%)	(70.4%)	(93.0%)

Gross average salary / Gross average salary for sector
Management	1.0	0.8	0.9	1.4	1.3	1.3
	(69.5%)	(83.6%)	(95.4%)	(59.8%)	(61.2%)	(81.2%)
Technicians and Supervisors	0.9	0.8	0.9	1.5	1.7	1.2
	(61.0%)	(85.1%)	(96.0%)	(74.0%)	(62.8%)	(87.0%)
Operators	1.1	1.0	1.3	1.4	1.8	1.5
	(35.2%)	(73.1%)	(92.4%)	(89.2%)	(70.3%)	(92.7%)
Gross average worker’s salary / local cost of living	1.6	1.8	2.0	1.9	2.0	2.1
	(35.1%)	(75.1%)	(92.2%)	(82.7%)	(70.4%)	(92.8%)
Occupational Safety
Number of fatal accidents (employees)	1	3	2	15	7	9
Frequency Rate	27.25	25.58	20.04	46.42	28.45	24.41
Severity Rate	0.74	0.78	0.57	1.28	1.04	0.95
	(72.2%)	(79.9%)	(98.3%)	(82.8%)	(79.4%)	(98.2%)
Training
Percentage of personnel who received training	64.8	43.9	48.3	36.4	65.1	59.3
	(46.1%)	(69.1%)	(92.5%)	(79.5%)	(77.8%)	(86.9%)

% of managers and non managers among personnel trained
Managers	17.0%	16.3%	14.7%	9.5%	9.6%	8.6%
Supervisors + Operators	83.0%	83.7%	85.3%	90.5%	90.4%	91.4%
	(46.1%)	(72.5%)	(92.5%)	(80.0%)	(69.2%)	(86.9%)
Cost of training per person (€/ pers)	584.1	625.4	715.4	442.0	522.9	502.8
	(41.5%)	(62.9%)	(91.6%)	(79.5%)	(75.4%)	(86.2%)
Number of training hours per person (hr / pers)	24.0	24.6	24.3	23.4	22.5	21.7
	(41.5%)	(59.5%)	(89.7%)	(79.5%)	(75.1%)	(86.5%)
Cost of training per hour of training (€/ hr)	26.7	27.6	29.4	24.5	22.5	23.1
	(41.5%)	(59.0%)	(92.9%)	(79.5%)	(75.1%)	(89.1%)
Distribution of training hours by theme
Technical training for business segment	51.4%	54.1%	40.0%	30.4%	28.0%	33.4%
Quality. Environment. Safety	28.6%	24.4%	31.4%	30.1%	34.9%	34.6%
Languages	3.6%	5.3%	3.5%	7.3%	4.7%	4.2%
Other	16.4%	16.2%	25.1%	32.3%	32.3%	27.8%
	(46.1%)	(67.6%)	(94.3%)	(80.0%)	(75.2%)	(91.8%)

Methodology factors in 2004 corporate reporting

As part of the certification program initiated by SUEZ in 2002, and consistent with the recommendations made by the statutory Auditors, actions to improve corporate reporting were continued and two work groups were created comprising all the corporate reporting coordinators of the Business lines.

The first group conducted an exhaustive review of performance indicator definitions, to ensure they are relevant with regard to the various regulatory and social situations of the countries where the Group is established, in accordance with the priority that was set for 2004. Sheets were drawn up for each indicator, including the definitions, examples, and describing how the information is used and exploited. At the same time, reliability and consistency checks were formalized for each indicator. Based on this work, a "user guide" was drawn up, containing all the reporting procedures, the social, commercial and financial issues involved, the reference texts, the indicator sheets, and the technical guide for the corporate reporting tool. This guide, finalized end 2004, will be available to the reporting network in the first half of fiscal 2005.

The second work group, whose members are the same as for the first work group, conducted an evaluation of the tool and made necessary changes. This new version is also scheduled to be implemented for the reporting year of the first half of 2005.

The work conducted by these two groups allowed the reporting perimeter to be improved for all indicators, and enhanced data reliability. The full reporting revision process begun in 2004 will be completed in 2005, which will be a test year for the changes made.

The quantitative corporate data in this report are generated by the HRD phase of TOPAZ, the Group consolidation tool. After collection, the data were processed and consolidated in accordance with well identified procedures and criteria.

•

TOPAZ/CARAT, a consolidation software package, allows the collection, processing, and recovery of the data input by SUEZ Group subsidiaries, which are local legal entities.

Each of these entities is assigned a financial consolidation method: full consolidation (FC), proportionate consolidation (PC), and equity affiliate (EM). This method also applies to the human resources department phase.

The corporate analyses performed and analyzed in this report pertain solely and exclusively to fully consolidated entities, in which SUEZ holds control, in terms of capital stock and management.

Once a company is fully consolidated in the SUEZ accounts, its corporate data are integrated 100%, regardless of the percentage of the capital stock which is held.

•

Reporting Perimeter. Each indicator is assigned a reporting perimeter which represents the indicator’s coverage as a percentage of the Group’s personnel (the personnel of the companies fully consolidated in SUEZ accounts).

This is because certain companies may not have communicated their data or the information submitted may have certain inconsistencies, which leads us to remove those companies from the reporting perimeter.

Two methods for the consolidation of indicators are employed:

—

clustering, for workforce structure and flow data, and work, training and safety conditions,

—

weighting by personnel level, for salaries.

•

The external data utilized to calculate compensation indicators are provided by UBIFRANCE under a contract for the collection of country data by the network of local economic missions. They are supplemented by the statistics of the World Bank and UNESCO, if appropriate. UBIFRANCE’s procedures are ISO 9000 certified and the data provided under this partnership is available at the SUEZ headquarters.

The following points regarding the data published in this report require clarification:

1)

The total work force of the business lines is 631 persons fewer than the total work force published. This difference mainly relates to headquarters personnel, as well as to personnel working in communication and finance.

2)

In internal reporting, a distinction is made between administrative and technical workers. For greater simplicity and clarity in processing the data, these two categories are combined in the information presented in the report.

3)

The employees carried forward by the companies Electrabel, Fluxys, Distrigaz, Laborelec and N-Allo are integrated in the "non-active" workforce. This concerns all persons towards whom the Company has a contractual obligation up to the age of retirement/pension, but who no longer actually work for the Company. These employees, usually included in the various indicators, will be excluded from the perimeter starting in 2005. For 2004, it corresponds to an impact on the Group workforce of less than 1.5%.

4)

The definitions of employee categories were revised in order to better account for the various regulatory and labor situations of Group operations. However, a few confusions may remain in certain entities between managers and administrative personnel. The risk of this confusion is that the number of managers may be underestimated by roughly 4%.

5)

The turnover calculation method was modified. From now on, it only takes account of layoffs and resignations.

6)

The remuneration indicators were specially examined in 2004. In particular, the reference sectors were revised, in conjunction with the HR Departments of the concerned Business lines, in order to better pinpoint the Group’s practices in each sector of activity in the main countries with operations. The result of this revision work served as a basis for the UBIFRANCE assignment for the 2004 fiscal year. The information on remunerations practiced in each sector, per country, is available from the Group’s Labor Relations Department, at SUEZ headquarters. Concerning "cost of living", it is viewed through private consumption per person, based on information supplied by UBIFRANCE.

7)

Given the time frames, training data is based on provisional data. The final data will not be available until the second half of the year.

8)

The differences in the reporting perimeter among indicators under the "training" and "compensation" headings are the result of the method of processing and consolidating data: in the case of training, we have excluded companies that did not provide information on the number of trainees, even though expenses and/or training hours were submitted. In the case of compensation, data on minimum salaries and cost of living are generally known as of this date, either directly, or through an estimate by local statistical bodies. On the other hand, sector salaries in certain countries are not available until later in the year, which results in a difference in the reporting perimeters.

9)

A few values of less than 1.0 were found for the "gross worker wages/local minimum wage" indicator. After checking, it was found to concern Group companies dedicated to professional insertion, or that have a high ratio of part-time workers.

10)

For Polaniec, in Poland, the wage and training indicators were calculated based on the average monthly workforce in the second half, since data on the subsidiaries of this company is lacking for the first half. Given the stability of the workforce over the year, the impact is less than 4% on the scale of Polaniec, and insignificant on the scale of SEE (0.3%).

11)

At LYDEC, inclusion in its average monthly workforce of the expatriates hosted by this company had an insignificant effect (0.8%) on the turnover ratios, hiring rate, training rate and wage rate of this company. On the SE scale, the impact is negligible (0.03%).

12)

Concerning the number of disabled persons, the figures mentioned represent the total number of disabled employees declared relative to the average monthly workforce per half-year for the Branch concerned. These figures provide real information on the integration of disabled persons in the SUEZ companies, but we are not able to provide a perimeter of coverage for this indicator for the 2004 fiscal year.

E.

Share Ownership

Stock Options

The SUEZ annual stock option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company, and in creating shareholder value. The award of purchase and subscription stock options is also a means of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values. Conditions for the award of options and the list of beneficiaries are set by the Board of Directors in accordance with the authorization granted at General Meetings of Shareholders.

In 2004, stock-options were awarded based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’ policy in this area in a difficult global economic environment. The decision taken in 2003 not to apply a discount when determining the option price continued to apply in 2004 and will remain in effect in the future.

Furthermore, the Board of Directors decided that the exercise of options awarded shall be subject to certain conditions, provided for in the conditional system for senior management executives and in the enhanced condition system for members of the Group’s Executive Committee.

Conditional system

The exercise of half the options awarded to the Group’s senior managers, and half the options awarded to the members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the "enhanced conditional system"), is subject to a performance condition. The options under this performance condition may be exercised if, during the period from November 17, 2008 to November 16, 2012, the SUEZ share price is equal to or greater than the exercise price of 18.14 euros adjusted for the change in the Eurostoxx Utilities Index observed over the period November 17, 2004 to November 17, 2008.

Enhanced conditional system

Approximately 10% of the options awarded to the members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the “conditional system” above, and the other half are free from performance conditions. The 10% of options under this enhanced performance condition may be exercised if the SUEZ share price on November 17, 2008 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of 18.14 euros adjusted for the change in the Eurostoxx Utilities Index observed over the period November 17, 2004 to November 17, 2008, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then these options are irrevocably lost.

Stock subscription options granted by the Group during fiscal year 2004 to mandataires sociaux (company agents) in office at December 31, 2004.

	Number of options granted	Exercise price	Plan	Expiration date
Gérard Mestrallet	385,000 (1)	€18.14	11/17/2004	11/16/2012

(1) The exercise of these stock options is subject to certain conditions.

Stock options exercised during fiscal year 2004 by mandataires sociaux (company agents) in office at December 31, 2003

	Number of options exercised	Exercise price	Plan	Expiration date
Gérard Mestrallet	63,065	€9.79	October 15, 1996	October 14, 2004

Stock Options held by members of our Board of Directors as of December 31, 2004

As of December 31, 2004, members of our Board of Directors held the following options in our shares:

Name	Number of Options	Exercise Price	New Number of Options(1)	New Exercise Price(1)	Plan	Expiration Date
Gérard Mestrallet	180,000	€17.47	187,850	€16.74	11/17/1997	11/17/2005
	250,000	€29.82	260,939	€28.57	11/16/1998	11/16/2006
	300,000	€30.22	313,161	€28.95	11/15/1999	11/15/2007
	300,000	€36.41	313,070	€34.89	11/28/2000	11/28/2010
	500,000	€34.51	521,930	€33.06	11/28/2001	11/27/2011
	350,000	€17.67	365,299	€16.93	11/20/2002	11/19/2012
	350,000	€13.93	365,206	€13.35	11/19/2003	11/18/2011
			385,000	€18.14	11/17/2004	11/16/2012

Etienne Davignon	22,500	€17.47	23,482	€16.74	11/17/1997	11/17/2005
	30,000	€32.36	31,317	€31.00	06/30/1999	06/30/2007
	30,000	€30.13	31,310	€28.87	01/31/2000	01/31/2008
	30,000	€37.84	31,308	€36.26	12/21/2000	12/20/2010

Total Amount of Options	2,342,500		2,829,872

(1)

Pursuant to article D-174-12 of the French Commercial Code, the payment on May 3, 2004 of the dividend for the fiscal year 2003 by means of a deduction from the “Special long-term capital gains reserve” gave rise to the adjustment of both the exercise price and number of options existing on the date on which the dividend was paid.

Employee share ownership

SUEZ has a voluntary share ownership policy.

As of December 31, 2004, employees held 4.2% of the share capital acquired through a Group Employee Stock Ownership Plan offering standard subscription formulae and leveraged formulae in connection with the Spring 1999, 2000, 2002 and 2004 programs. Employees benefited from a 20% discount on the share price.

Since 1999, the year SUEZ launched the first employee share ownership plan with an international leveraged formula, Suez has renewed this offer to Group employees whilst nevertheless updating the product offering using new techniques. Currently, there are nearly 100,000 SUEZ employee shareholders in 30 countries.

Resolution 16 adopted at our Combined Shareholders Meeting of April 27, 2004 authorized the Board of Directors to increase our share capital through share issues reserved for Group employees, up to a maximum total number of shares issued not exceeding 3% of the share capital. The subscription price was set at 80% of the average opening listed price of one of our shares on the Paris Bourse during the 20 stock market sessions preceding the date of the decision setting the subscription period. Shareholders also authorized the Board of Directors to issue shares reserved for the Spring Multiple 2005 SCA program via the issue of a maximum of 15 million new shares with a par value of €2 each. The share issue price shall be equal to that offered to employees who subscribed in connection with resolution 16 of the General Meeting of April 27, 2004.

Spring Multiple 2005 SCA is a partnership limited by shares incorporated under Luxembourg law whose shares may be offered to employees of Group foreign subsidiaries located in certain countries who, because of local regulatory and tax reasons, cannot subscribe to SUEZ shares.

Stock subscription options granted by SUEZ and by all companies included in the option allotment scope during fiscal year 2004, to the 10 employees (not executive officers) of the issuer or those companies holding the greatest number of options

Number of options granted	Strike price	Plan	Expiration date
957,000	€18.14	11/17/2004	11/16/2012

Stock options exercised during fiscal year 2004 by the 10 Group employees (not executive officers) having exercised the greatest number of options

Number of options exercised*	Strike or purchase price	Plan	Expiration date
169,570	€ 13.32	07/24/1996	07/24/2004
26,329	€ 9.38	10/15/1996	10/15/2004
29,355	€ 16.74	11/17/1997	11/17/2005

* stock purchase options

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The table below sets forth certain information with respect to shareholders known to us to own a significant percentage of our shares as of December 31, 2004.

Identity of person or group	Amount of shares owned	Percent of class	Voting rights (percentage)	Percentage of change in ownership since December 31, 2001 (1)
Groupe Bruxelles Lambert (GBL)	72,457,485	7.1	12.3	-
Employee shareholders	43,139,861	4.2	5.1	55.57
Crédit Agricole Group	34,838,889	3.4	5.8	5.27
CDC Group	31,570,178	3.1	3.7	19.47
Cogema	22,795,000	2.2	4.0	-
CNP Assurances	16,703,726	1.6	1.5	2.63
Caixa	15,500,000	1.5	1.4	-
Treasury stock	12,179,273	1.2	-	(66.35)
Sofina	12,000,000	1.2	1.0	20.50

(1) Calculation based on change in the percentage ownership of the total outstanding shares of SUEZ as at December 31, 2004.

Each holder of shares is entitled to one vote per share at any shareholders’ meeting of SUEZ, except that a double voting right is granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

To the best of our knowledge, as of December 31, 2004, U.S. shareholders held approximately 9% of our outstanding shares. This figure may not be entirely accurate because we can obtain only limited information regarding the current holding of our shares in the United States.

We are not directly or indirectly owned or controlled by another corporation or by any government or other natural or legal person.

B.

Related Party Transactions

Agbar

Agbar, an equity method investee of the Group, has given guarantees on the debt of three of the Group’s Argentine subsidiaries. The guarantees totaled €93.8 million, €119.4 million and €135.0 million as of December 31, 2004, 2003 and 2002, respectively, and related mainly to the company Aguas Argentinas (€72.5 million, €96.5 million and €117.0 million as of December 31, 2004, 2003 and 2002 respectively).

Tiru

One of the Group’s subsidiaries has entered into a purchase contract with Tiru, an equity method investee of Elyo (a subsidiary of Suez). The contract gives the subsidiaries the right to purchase from Tiru, the steam (energy) resulting from the incineration of household waste by Tiru. Although there are no minimum purchase requirements under this contract, the subsidiaries must first purchase steam from Tiru before purchasing from any other supplier. The prices under the contract are determined using an index that is based mainly on the current prices of coal. Purchases under the contract for the years ended December 31, 2004, 2003, and 2002 totaled €32.7 million, €27.5 million and €35.4 million, respectively. Payables due to Tiru were €7.6 million, €4.7 million and €11.2 million as of December 31, 2004, 2003 and 2002, respectively.

Umicore

The Group has offered options to purchase 768,000 shares of Umicore to certain Umicore managers. The options can be exercised between January 1, 2002 and November 21, 2005 at prices ranging from €40.20 to €41.8. Umicore managers exercised 571,403 options and 69,700 options in 2004 and 2003, respectively. 123,897 stock options and 695,300 stock options were outstanding as of December 31, 2004 and 2003, respectively

ITASA

ITASA, an equity method investee of the Group, sold €36.7 million, €41.7 million and €84.1 million as of December 31, 2004, 2003, 2002, respectively, of electricity to Gerasul (a subsidiary of Tractebel energia) under a long term supply agreement. Payables due to ITASA were €3.9 million and €18.5 million as of December 31, 2004 and 2003, respectively. The Group has no receivable with ITASA as of December 31, 2004 compared to
€16.0 million as of December 31, 2003.

Electroandina

Gasoducto Norandino Chile (a subsidiary of Tractebel Andino) provides gas transportation under a take or pay agreement to Electroandina, an equity method investee of the Group, for €40 million, €43.6 million and €43.9 million during 2004, 2003 and 2002 respectively.

Contassur

Contassur is a captive insurance company accounted for under the equity method by the Group. The pension fund trust for some employees of the Group has entered into insurance contracts with Contassur.

These insurance contracts are recorded as financial assets representing a reimbursement right granted by Contassur for €328 million and €230 million at December 31, 2004 and 2003, respectively.

Compagnie Nationale du Rhone (CNR)

During 2003, Energie du Rhône (joint subsidiary of Electrabel, 44%, and CNR, 51%) signed electricity purchase/sale contracts with CNR. The Group purchased €46.1 million in 2004 and €109.6 million in 2003 and sold €28.8 million in 2004 and €33.6 million in 2003 of electricity from/to CNR. Payables due to CNR were €10.5 million as of December 31, 2004 and €20.4 million as of December 31, 2003 and receivables due from CNR were €6.5 million and €5.8 million as of December 31, 2004 and 2003 respectively.

Inter-municipal companies

The Inter-municipal companies, equity method investee of the group, distribute gas and electricity produced by Electrabel and Distrigas to Belgian non-industrial customers which do not qualify for deregulation. For the years ended December 31, 2004, 2003, Electrabel sold €963.9 million and €1,814.7 million respectively of electricity and gas to Inter-municipal companies. Electrabel and Electrabel Customer Solutions paid Inter-municipal companies €1,368.2 million and €944.2 million for the years ended December 31, 2004, 2003 for electricity and gas distribution.

The Inter-municipal companies do not have staff of their own. In accordance with the by-law, Electrabel contributes the provision of its services, its skills and its experience in terms of distribution with a view to ensuring the daily running of the mixed Inter-municipal companies. All work, supplies and services required for the purpose of the mixed Inter-municipal companies are therefore performed by Electrabel and its staff and billed to the Inter-municipal companies. The expenditures billed in 2004 and 2003 to the mixed Inter-municipal companies amounted to €625.8 million and €1,788.2 million respectively.

All receivables from the Inter-municipal companies for electricity, gas and services amounted to €243.3 million and €361.5 million as of December 31, 2004 and 2003 respectively.

As of December 31, 2004, and 2003 payables due to the Inter-municipal companies were €438.1 million and €344.5 million respectively.

Pension and other benefit obligations towards employees of Electrabel's distribution business are covered by a reimbursement right granted by the Inter-municipal companies for €1,170 million and €1,290 million at December 31, 2004 and 2003, respectively.

As of December 31, 2004, Electrabel had receivables of €536,7 million due from the Inter-municipal companies resulting from short-term cash advances.

Loans made by the group

Before the merger of Compagnie de Suez and Lyonnaise des Eaux in 1997, Compagnie de Suez, as a bank holding company, had a long standing policy of granting loans on favorable terms to employees solely for the purpose of acquiring real estate. These mortgage loans were granted irrespective of the position of the employee and approximately 110 loans are still outstanding, of which four are held by members of key management of the group.

The interest rates were as follows, with slight variations over time:

Amount in euro(1)	Interest Rate
– from 1 to 70,127:	4%
– from 70,128 to 134,155:	from 6.5% to 7%
– over 134,155:	from 7.5% to 8.5%

(1)

Converted from French francs into euros using the exchange rate as of January 1, 1999 (€1=FF 6.55957)

The following chart indicates real estate loans to executive officers outstanding as of May 31, 2005, the amount of the loans at the time they were granted, the applicable interest rate and the amounts outstanding for the last three fiscal years:

Name	Title	Date of inception	Initial amount in euro(1)	Interest Rates	Amount outstanding in euro as of
					May 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
					(in euro)
Valérie Bernis	Executive Vice-President in charge of Communications	1996	134,155	70,127 – 4% 64,029 – 6.6%	36,372	38,340	42,931	47,342
Patrick Billioud	Secretary of the Board of Directors	1995	228,673	70,127 – 4% 64,029 – 6.5% 94,518 – 8.5%	54,712	65,223	89,294	111,830
Christophe Cros	Senior Executive Vice-President of SUEZ Environment	1992	128,057	64,029 – 4% 64,029 – 7%	12,639	32,010	42,483	52,390
Jean-Michel Théron	Senior Executive Vice-President of Lyonnaise des Eaux France	1992	121,959	64,029 – 4% 57,931 – 7%	26,072	30,365	40,280	49,668

(1)

Converted from French francs into euro using the exchange rate as of January 1, 1999 (€1=FF 6.55957)

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Listed in Item 19.

Legal and Arbitration Proceedings

In the normal course of our business, we are involved in a certain amount of litigation and arbitrations with third parties or with the tax authorities of certain countries. Reserves are recorded for these claims and disputes when there is an obligation (legal, contractual, or implicit) to a third party, if it is probable that there will be a cash outflow at the year-end with no consideration expected from a third party, and that this outflow can be reliably measured. The reserves recorded in respect of these claims, disputes and tax risks at December 31, 2004 totaled €507 million.

In Manila, the Group’s request to withdraw from its concession contract using the termination notice filed with the International Appeals panel on February 7, 2003 was rejected. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the Company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to reorganize the Company and ensure its long-term viability. As a result of these negotiations, SUEZ, whose commitments were fully provided for in 2002, intends to reduce its stake and hence its corresponding exposure in the company.

In Jakarta, the Group’s dispute with the concession-granting authority was settled through negotiation, which resulted in significant rate increases. The reserves initially recorded by the Group in 2002 have been reviewed to reflect the favorable impact of the agreement reached on the Company’s future cash flows.

In Brazil, VEA received a demand in August 2004 from the Federal Justice Department for payment of 1.5 billion reals (approx. €410 million), or a payment guarantee for the same amount. This demand – which has recently been reduced to €130 million – came further to the Brazilian tax authorities’ challenge to the refinancing program set up for the tax liabilities of the Brazilian company Oxfort (which had maintained its operations not acquired by the SUEZ Group in 1997). In August 2004, the Brazilian courts suspended the decision of the tax authorities to challenge the above-mentioned refinancing program, thus leading to the suspension of the Justice Department’s demand. The proceedings relating to the substance of the case are still under way before the Brazilian courts. In addition, as SUEZ has never held any direct or indirect interest in Oxfort, the Group considers that it does not have any exposure concerning this matter and has not therefore recorded any related reserves at December 31, 2004.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Different disputes are currently pending against the Company. The most important is related to the discharge of untreated waste water. The Group’s financial statements have adequate provisions at December 31, 2004 to cover the risks relating to pending disputes.

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. In 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID).

Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedures are aimed at obtaining an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the Argentine peso’s devaluation.

The related proceedings are currently underway. An initial arbitration hearing took place on June 7, 2004 and claims were filed for each of the following concessions: Aguas Provinciales de Santa Fé (September 20, 2004), Aguas Cordobesas (October 5, 2004) and Aguas Argentinas (January 3, 2005). Since then the Argentine government has challenged the competence of the Arbitral Tribunal and hearings on that question were held mid-May 2005.

While the Argentine economy was more stable in 2004, it continued to suffer from the devaluation of the peso. Against this backdrop, in May 2004, SUEZ Environment signed an agreement (“Acta Acuerdo”) with the Argentine government as a transitional stage in the renegotiation of the Aguas Argentinas concession contract. This agreement provided for the continuity of water and sanitation services in 2004 for the entire concession area. Two months later, in July 2004, Aguas Argentinas signed an interim financial agreement with private banks and multilateral organizations which provided for a debt reduction through a partial debt repurchase comprising a 35% discount on the repurchased debt total. The agreement also provided for financial interest rate adjustments for the period between 2002 and 2004. A similar transitional agreement was signed in October of the same year (for 2004) between Aguas Cordobesas and the provincial government. These transitional agreements terminated on December 31, 2004.

Negotiations between the water concession holders and the concession granting authorities started up again in early 2005 but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows. The situation of the Santa Fe concession being particularly difficult, and without proper response from the Provincial Government, Aguas Provinciales de Santa Fe has notified the Province, on May 26, 2005, of its decision to rescind the concession contract for failure of the Province to provide adequate remedies. The Province has rejected this decision. Judiciary proceedings may follow locally.

Due to the situation explained above, the Group reassessed its risks in relation to the value of these subsidiaries’ assets and recorded a €136 million exceptional pre-tax charge in 2004. As the Group had already covered the related risks at the end of 2003 for its Group share, the impact on 2004 consolidated net income was not material.

The Group’s debt guarantee commitments (for debts included in the consolidated balance sheet) given to lenders (including IFC, BID and DEI BNP), as well as performance bonds issued to the Argentine government totaled approximately $350 million at December 31, 2004. If the negotiations under way fail, these guarantees could be called upon before completion of the arbitration proceedings. In such a case, SUEZ would take all necessary action to safeguard its legitimate interests. However, in view of the reserves recorded to cover this risk since 2001, this outcome would not have a material negative impact on consolidated net income.

Several claims have been made against Degremont Ltd concerning certain completed or in-progress contracts. These disputes include a claim of GBP 107 million against all of the contractors involved in the Liverpool contract. No distinction has been made in this overall claim between the different contracting companies despite the fact that the project involves separate contracts. Degremont Ltd’s individual contract amounts to GBP 2.6 million and concerns the design of part of the water treatment station and delivery of certain equipment. Reserves recorded at December 31, 2004 reflect the Group’s best estimate at that date of the possible outcome of the proceedings in progress.

On November 15, 2000 Tractebel Energy Marketing, Inc (“TEMI”) an affiliate of SUEZ-Tractebel S.A. (“STSA”), entered into a long term Power Purchase and Sale Agreement (“PPSA”) with AEP Power Marketing Inc. (“AEP”) whereby TEMI would purchase capacity, energy and ancillary services produced by a plant to be built in Plaquemine, Louisiana. Payment obligations of TEMI under the PPSA are guaranteed by STSA up to an amount of $50 million. On September 5, 2003 TEMI filed a declaratory judgment action against AEP in the United States District Court of the Southern District of New York (the “Court”) requesting the Court, amongst others, to declare the PPSA unenforceable. Pursuant to such action and on the same day, AEP separately filed a declaratory judgment action against TEMI and STSA in the Court seeking, amongst others, for determination of its rights under the PPSA. The trial commenced on March 23, 2005 and concluded on April 8. Post -trial briefs were submitted to the Court by both parties on April 29 and oral arguments will be heard by the Court on May 6, 2005. The Court has not indicated when it will issue its decision in the case. On January 21, 2005 the Court granted part of AEP’s motion for partial summary judgment insofar as it seeks a declaration that the PPSA is enforceable despite the absence of a Protocol.

In addition, during the trial the Court ruled that AEP had been reasonable in its attempts to obtain Qualifying Facility status for the generating facility, but did not rule on whether the facility remained a QF. These decisions, which can be appealed, do not affect and are without prejudice to the numerous other claims made by TEMI, including the one related to AEP’s violation of its implied covenant of good faith and fair dealing in the Protocol negotiation. While TEMI has claimed damages in excess of $17 million and AEP in excess of $643 million – claims and figures which are highly contested by both parties both on the principle and on the amounts – quantification of damages and evaluation of potential rights and liabilities can, however, not be achieved with any degree of certainty and/or accuracy. It is therefore not possible to predict an outcome.

The Special Inspection department of the Belgian tax authorities is claiming €188 million from Tractebel, concerning investments in Kazakhstan. Tractebel has contested this claim which, based on the advice of legal counsel, it considers unfounded.

Pursuant to a parliamentary investigation into the Dutch construction industry, the Dutch anti-trust authorities (NMA) have ruled that 180 companies operating in the technical installations industry, including GTI and Fabricom, have violated Dutch anti-trust laws for making prohibited price arrangements. The NMA has proposed to said companies to pay a fine (the “short track system”), to be lowered for companies, such as GTI and Fabricom, that have been co-operating.

On July 16, 2002, Statoil ASA and the consortium of Tractebel Gas Engineering Belgium S.A. (“TGE”), Fabricom-GTI S.A. and Entrepose Contracting S.A. entered into a construction contract (EPC) relating to storage and loading facilities for Liquefied Natural Gas in Hammersfest (Norway).

During the building phase, Statoil ordered numerous modifications affecting the design and conditions of the construction of the facilities.
Since Statoil contested the consortium’s request for payment of additional costs and the extension of the completion date, TGE (acting on behalf of the consortium) started legal proceedings before the court of Stavenger (Norway) on December 17, 2004. These proceedings authorized the parties to seek an agreement via mediation supervised by the court.

In June 2005 we have received the notice from Statoil rejecting the arbitration process. We are currently assessing, with our internal and external lawyers, the impact, if any, of this event, and the other 2005 developments relating to this contract on our consolidated financial statements.

The related reserves recorded in the consolidated financial statements at December 31, 2004 represent our best estimate according to information available.

Management believes that there is no other dispute or arbitration which is likely to have, or have recently had, a material impact on the financial condition, results of operations, business or assets of the company or Group.

Competition and combinations

Energy

The Competition Commissioner has, on several occasions, announced the intention of conducting so-called "sectorial" enquiries in the second half of 2005, with particular emphasis on the energy sector. These enquiries are not intended to target individual operators, but to assess the overall operation of gas and electricity supply markets.

Since the Group is a major player in these business areas, it seems probable that at least some of its contracts will be analyzed by the Competition DG. Attention is likely to focus on the long-term contracts entered into on the privatization of the electricity generators in those member states that joined the European Union on 1 May 2004, with analysis concentrating on the banning of anti-competitive agreements (EC article 81) and the rules applying to state aid (EC article 87). However, no formal proceedings or enquiry have been instigated.

Environment

In France, the Anti-Trust Council ("Conseil de la concurrence") ruled that the subsidiary companies of CGE and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Nevertheless, the council did not impose sanctions but requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within these joint subsidiaries.

On appeal by CGE, the French Supreme Court of Appeal recently overturned the verdict of the Paris Appeal Court in its confirmation of the decision reached by the Conseil de la Concurrence. The reason for quashing the previous verdict was a procedural one, which held that the Paris Appeal Court was not competent to pass verdict on an issue relating to corporate concentration control legislation. Following this judgment, which does not question the verdict of the Conseil de la Concurrence, the French Minister for the Economy may soon issue a ministerial order requiring the two groups to separate their joint companies.

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

Year (1)	Dividend per share excluding tax credit (2)		Dividend per share including tax credit (2)		Total dividend paid
	€	$	€	$	(in € millions)
2002	0.71	0.80	1.065	1.19	715
2003	0.71	0.85	1.065	1.27	715
2004	0.80	1.01	0.80	1.01	807

(1)

According to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate. The dividends relating to 2004 were paid on May 16, 2005.

(2)

U.S. dollar amounts are translated at the noon buying rate on the date the dividend was paid: for 2002, €1 = $1.1200; for 2003, €1 = $1.1937; and for 2004, €1 = $1.2616.

As we will make any dividend payments in euro, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs upon conversion into U.S. dollars by the Depositary of such cash dividends. See “Item 3. Key Information – Exchange Rates”.

B.

Significant Changes

Main developments for the year 2005 are presented below:

SHEM

On November 6, 2002, Electrabel and Société Nationale des Chemins de Fer Français (SNCF) – which at that date held a 99.6% stake in SHEM – entered into a capital partnership and a commercial agreement.

SHEM operates 49 hydraulic power stations in the Pyrenees Mountains and Massif Central area of France, with a total green electricity production capacity of 773 MW (peak and special capacity).

Under the partnership agreement, SNCF has a put option on 80% of SHEM’s share capital. This option was exercised in relation to a first tranche of 40% of the company’s share capital on January 20, 2005, which led to changes in the composition of SHEM’s Board of Directors. The option relating to the second 40% tranche will be exercised in 2007.

Fortis

At the end of March 2005, the SUEZ Group repaid in advance of term the bonds redeemable in Fortis shares by means of a public exchange offer. Furthermore, SUEZ sold 13.75 million eligible Fortis shares to a financial intermediary for approximately €300 million. These transactions have no impact on net debt due to the classification of the Fortis shares held, and will allow SUEZ to scale back its gross borrowing by €1.3 billion.

 UPC

On April 6, 2005, SUEZ sold its remaining interest of 19.9% in UPC France to the UPC Group. Following this transaction, SUEZ no longer holds any shares in Noos.

Northumbrian Water Group plc

In April 2005, Suez sold its remaining 25% stake in Northumbrian Water Group plc to Ontario Teachers’ Pension Plan for €377 million. This disposal will generate a capital gain in 2005 and, as Northumbrian Water Group plc was accounted for under the equity method in 2004, this disposal will not impact 2005 revenues.

Elia

The initial public offering of Belgian transmission grid operator Elia (accounted for under the equity method in 2004 under French GAAP) took place on June 20, 2005. Through this IPO, the company’s capital rose by €150 million and Electrabel’s share went from 64.05% to 27.45%, for net proceeds of €350 million.

ITEM 9.  LISTING

A.

Listing Details

The principal trading market for our ordinary shares is the Eurolist of Euronext Paris. Our shares are also listed on other stock exchanges in Brussels, Zurich and Luxembourg, and are also traded as options on the MONEP, the Paris options market. Our shares are included in the major European indexes, including the CAC 40, an index of the largest French companies in which our weighting was 2.72% on June 18, 2005, the Dow Jones Euro Stoxx 50, the FTSE Euro Top 100, and the MSCI Euro Index.

In addition, our ADSs have been listed on the New York Stock Exchange since September 18, 2001 under the symbol “SZE”.

The tables below set forth, for the periods indicated, the reported high and low prices for our outstanding shares on Euronext Paris. In accordance with the relevant European Union regulations, since January 1, 1999, all shares listed on Euronext Paris have traded in euro.

	Ordinary Shares
	High	Low
	€	€
Annually
2000	40.06	27.36
2001	39.28	29.46
2002	34.90	13.18
2003	19.80	8.76
2004	19.63	15.13

Quarterly
2003
First Quarter	19.80	8.76
Second Quarter	16.16	10.50
Third Quarter	15.78	13.17
Fourth Quarter	16.00	13.34
2004
First Quarter	18.57	15.35
Second Quarter	17.67	15.23
Third Quarter	17.87	15.13
Fourth Quarter	19.63	17.33
2005
First Quarter	21.90	18.77

Monthly
2005
January	20.69	18.77
February	21.90	19.92
March	21.17	20.00
April	21.62	20.35
May	22.18	21.02
June (through June 23)	22.86	21.65

Source: Fininfo.

Trading in the United States

Citibank serves as the Depositary with respect to our ADSs traded on The New York Stock Exchange. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for our ADSs.

	American Depositary Share Price U.S. dollars
	High	Low

Annually
2002	30.85	13.18
2003	20.85	9.49
2004	26.84	18.15

Quarterly
2002
First Quarter	30.85	27.27
Second Quarter	30.30	24.01
Third Quarter	26.50	15.00
Fourth Quarter	19.97	13.18
2003
First Quarter	20.85	9.49
Second Quarter	18.86	11.45
Third Quarter	17.18	15.00
Fourth Quarter	20.24	15.80
2004
First Quarter	23.21	19.13
Second Quarter	21.22	18.15
Third Quarter	21.77	18.81
Fourth Quarter	26.84	21.64
2005
First Quarter	28.43	24.70

Monthly
2005
January	27.25	24.70
February	28.43	26.29
March	27.81	26.21
April	27.95	26.37
May	27.88	26.51
June (through June 23)	28.25	26.56

Source: Fininfo.

B.

Plan of Distribution

Not applicable.

C.

Markets

Euronext Paris

On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A. or the “SBF,” the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets.

Since February 18, 2005, Premier, Second and Nouveau Marchés of Euronext Paris merged to create one market, Eurolist by Euronext. Prior to this change, our ordinary shares were traded on the Premier Marché. All shares and bonds are now traded on the same market and listed alphabetically.

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

C.

Material Contracts

By resolution, our Board of Directors has set its executive officer (mandataires sociaux) fixed compensation for 2004 at approximately the same level as in 2003 and has provided that variable compensation will be based on the net current results, the amount of exceptional negative earnings, and certain cost reduction and cash flow criteria. The resolution related to these compensation terms is attached hereto as Exhibit 4.5.

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

 E.

Taxation

French Taxation of Non-U.S. Holders

The following is a general summary of the material French tax consequences of purchasing, owning and disposing of shares or ADSs to a beneficial owner thereof that is neither a resident of France under French tax law nor a U.S. Holder (as defined below). The summary relating to French tax law set out below is based on the laws in force as of the date hereof, and is subject to any change in applicable French tax law or in any applicable double taxation conventions or treaties with France occurring after such date.

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

Taxation of Dividends

In France, dividends are paid out of after-tax income. When shareholders resident in France received dividends from French companies, they historically were entitled to a tax credit, known as the avoir fiscal. However, the French Finance Bill of 2004 repealed the avoir fiscal mechanism and the related précompte mechanism. The avoir fiscal is no longer available for dividends paid after January 1, 2004, to corporate shareholders and after January 1, 2005, to individual shareholders.

Furthermore, the French Finance Bill of 2004 imposes an exceptional tax to be levied at the rate of 25% on dividends or other distributions (in each case, before withholding tax) paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that were earned and taxed more than five years before the relevant dividend or distribution. This one-off tax will be refunded by the French Treasury to the distributing company in one-third annual installments during 2006-2008. SUEZ will be subject to this exceptional tax on its distribution in 2005 and will be eligible for the refund.

To compensate for the abolition of the avoir fiscal, French resident individual shareholders are subject to taxation on only 50 percent of the dividends received by them after January 1, 2005, under the so-called “half-base system”. In addition, they are entitled to a tax credit equal to 50 percent of the dividends (the “Tax Credit”), capped at €115 for single individuals or married persons subject to separate taxation and €230 for married couples and members of a union agreement subject to joint taxation.

French corporate shareholders are fully taxable on the dividends received (unless if they meet the criteria of the participation-exemption regime) and are not entitled to the newly implemented Tax Credit.

Under French domestic law, dividends paid to non-residents are normally subject to a 25% withholding tax and non-residents are generally not eligible for the benefit of French tax credits (i.e., the avoir fiscal until 2004 and beginning in 2005, the new Tax Credit).

However, the following countries and territories (including Overseas Territories) have entered into income tax treaties with France whereby tax residents of such countries and territories may, as provided in the relevant treaty, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and the benefit of the avoir fiscal (net of applicable withholding tax), to the extent that the avoir fiscal is available.

Australia	Iceland	Mauritius	Sweden
Austria	India	Mexico	Switzerland
Belgium	Israel	Namibia	Togo
Bolivia	Italy	Netherlands	Turkey
Brazil	Ivory Coast	New Zealand	Ukraine
Burkina Faso	Japan	Niger	United Kingdom
Cameroon	Latvia	Norway	United States of America
Canada	Lithuania	Pakistan	Venezuela
Estonia	Luxembourg	Senegal
Finland	Malaysia	Singapore
Gabon	Mali	South Korea
Ghana	Malta	Spain

Overseas Territories and Other

New Caledonia
Saint-Pierre et Miquelon
Mayotte

Non-resident individual shareholders are no longer entitled to the avoir fiscal for dividends received after December 31, 2004.

Resident shareholders in one of the above-mentioned country remain entitled to a refund in respect of the avoir fiscal in respect to dividends paid to them in 2004. If the applicable procedures have not been followed prior to the 2004 dividend payment date, the non-resident shareholders will be entitled to claim a refund of any withholding tax in excess of the 15% rate and, for shareholders who are individuals, the payment of the avoir fiscal, by filing the appropriate form with the depositary or the French paying agent before December 31, 2006, unless provided otherwise in the relevant tax treaty.

French domestic law does not specify whether non-French resident individual shareholders, including U.S. individual shareholders, are eligible to benefit from the new Tax Credit. Nevertheless, it is likely that the treaty provision relative to the refund of the avoir fiscal would apply to the refund of the new Tax Credit. Administrative guidelines are expected to be issued to confirm this interpretation and set forth the procedure.

In respect of dividend distributions in 2005, the administrative guidelines issued on February 25, 2005 (4 J-1-05) (the “February 25, 2005 Administrative Guidelines”) set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate is available to those shareholders that establish their entitlement to such reduced rate before the date of payment by providing, on a yearly basis, a certificate of residence (the “Simplified Certificate”) based on the model provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

If a non-resident has not filed the Simplified Certificate before the dividend payment date, the paying agent will withhold tax at the rate of 25%. Such non-resident (or, on his behalf, the paying agent) may claim a refund of the excess withholding tax by completing and providing French tax authorities with the relevant form before December 31 of the second year following the year during which the dividend was paid. Forms are available from French Centre des Impôts des Non-Residents at 9, rue d’Uzès, 75094 Paris Cedex 2, France. Any French withholding tax refund is generally expected to be paid within twelve months from the filing. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Estate and Gift Tax

France imposes estate and gift tax on certain real and personal property acquired by inheritance or gift from a non-resident of France if such property is deemed to be situated in France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in shares or ADSs should consult their own advisers concerning the applicability of French estate and gift tax to their shareholding and the availability of, and the conditions for claiming exemption under, such a treaty.

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

This discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. In general, for U.S. federal income tax purposes, a U.S. Holder of ADRs evidencing ADSs will be treated as the holder of the shares represented by the ADSs. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below. Accordingly, the analysis of the creditability, for U.S. federal income tax purposes, of French taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, could be affected by future actions that may be taken by the parties to whom the ADSs are pre-released.

This discussion assumes that we were not a passive foreign investment company for 2004, as described below. This discussion is not a complete analysis or description of all potential tax consequences to a U.S. Holder of owning ADSs or shares. It deals only with ADSs or shares held as capital assets by persons who own less than 10% of our capital and does not discuss the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as: certain financial institutions; insurance companies; persons holding shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; persons liable for the alternative minimum tax; and persons who acquire our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation. This discussion does not address U.S. federal income tax consequences to U.S. Holders that are exempt from U.S. federal income taxation. In addition, if a partnership holds ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ADSs or shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares.

Prospective investors are advised to consult their tax advisers concerning the application of the federal income tax laws, French tax laws and the Treaty, as defined below, to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion of United States and French tax laws set forth herein is based on the laws in force as of the date hereof, including the U.S. Internal Revenue Code of 1986, as amended, the French Code Général des Impôts and the regulations enacted thereunder, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, referred to as the Treaty, and an Instruction dated May 13, 1994, and released on June 7, 1994, by the French tax authorities relating to the withholding tax on dividends in favor of non-residents entitled to the avoir fiscal pursuant to a tax treaty, referred to as the “June 1994 Regulations.” The June 1994 Regulations change the French withholding tax rules applicable to dividends to which an avoir fiscal is associated and may affect the timing of payments to non-residents of France that are entitled to treaty benefits. Changes to applicable laws may affect the tax consequences described herein, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or shares who or that is entitled to Treaty benefits under the “limitation on benefits” provisions contained in the Treaty and is, for U.S. federal income tax purposes:

•

a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•

an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

Holders of ADSs or shares that are not U.S. Holders, but that would be U.S. Holders in the absence of the “limitations on benefits” provisions contained in the Treaty, are urged to consult their tax advisors concerning the U.S. federal income tax, French tax and other tax consequences of the acquisition, ownership and disposition of ADSs or shares.

Taxation of Dividends

Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such U.S. Holder establishes before the date of payment that such U.S. Holder is a resident of the United States under the Treaty in accordance with the procedures described below.

Dividends paid in 2004. Subject to certain conditions and filing formalities, an individual U.S. Holder would also be entitled to a payment equal to the avoir fiscal (net of the 15% withholding tax, with respect to dividends paid in 2004 by the Company, if he or she attests that he or she is subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend (an “Eligible U.S. Holder”).

U.S. Holders, other than Eligible U.S. Holders, are no longer entitled to the refund of the avoir fiscal in respect of dividends paid in 2004. In particular, certain entities (U.S. Pension Funds and certain other tax-exempt entities) that could benefit from a partial transfer of the avoir fiscal with respect to dividends paid until December 31, 2003, are no longer entitled to their partial avoir fiscal with respect to dividends that the Company paid as of January 1, 2004.

Generally, dividends paid to an Eligible U.S. Holder in 2004 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if (i) such U.S. Holder duly completed and provided the French tax authorities with Treasury Form RF1 A EU-No. 5052 (the “Form”) before the date of payment of the relevant dividend or (ii) if completion of the Form was not possible prior to the payment of dividends, such U.S. Holder duly completed and provided the depository or the French paying agent with a certificate (the “Certificate”) stating that (a) such U.S. Holder was a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such U.S. Holder’s ownership of the ADSs or shares was not effectively connected with a permanent establishment of fixed base in France, (c) such U.S. Holder owned all the rights attached to the full ownership of the ADSs or shares, including, but not limited to, dividend rights, (d) such U.S. Holder met all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the avoir fiscal, and (e) such U.S. Holder claimed the reduced rate of withholding tax and payment of the avoir fiscal. U.S. Holders of ADSs were permitted to provide the Form or the Certificate to the Depository or the French paying agent provided that the latter was given sufficient time to file such Form or Certificate with the French tax authorities before the date of payment.

 Dividends paid in 2004 to a U.S. Holder that was not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) but was entitled to the reduced rate of withholding tax, were subject to French withholding tax at the reduced rate of 15%; provided, however, that such U.S. Holder filed French Treasury Form RF1 B EU-No. 5053 with the French tax authorities before the date of payment of the dividends.

If a U.S. Holder did not file a completed Form or, where applicable, the Certificate, before the dividend payment date, the paying agent withheld French withholding tax at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Form before December 31 of the second year following the year during which the dividend was paid.

Please note that an Eligible U.S. Holder that had not filed a completed Form or Certificate before the dividend payment date may claim the avoir fiscal attached to dividends paid by the Company in 2004 only until December 31, 2005, by completing and providing the paying agent or the French tax authorities with the Form.

In all cases, any avoir fiscal is generally paid to Eligible U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

Dividends to be paid beginning in 2005. Dividends paid beginning in 2005 to U.S. Holders benefiting from the reduced rate of withholding tax under the Treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the U.S. Holder provides before the dividend payment date a simplified certificate (the “Simplified Certificate”) based on the model provided by the French tax authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005. Additionally, a U.S. Holder may be eligible to benefit from the new Tax Credit (net of withholding taxes) discussed above under French Taxation of Non-U.S. Holders: Taxation of Dividends.

 If a U.S. Holder entitled to a reduced withholding tax rate does not file a completed Simplified Certificate before the dividend payment date, the French paying agent will withhold tax at the rate of 25%. Such U.S. Holder (or, on his behalf, the paying agent) may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid.

 The Form or, where applicable, the Certificate or Simplified Certificate, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the U.S. Internal Revenue Service (the “IRS”). The Depositary will arrange for the filing with the French tax authorities of all Forms, Certificates or Simplified Certificates, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.

General. For U.S. federal income tax purposes, the gross amount of any dividend (including the related avoir fiscal or any French tax credit paid to a U.S. Holder, including any French withholding tax thereon) will be included in gross income as ordinary dividend income on the date each such payment is actually or constructively received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary) to the extent paid out of current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Corporate U.S. Holders will not be eligible for the dividends received deduction in respect of dividends paid by the Company. The amount of any dividend paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date such dividend is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who converts the euro amount into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder may have foreign currency gain or loss if the euros are not converted into U.S. dollars on the date of receipt. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

Subject to applicable limitations and the discussion above, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the avoir fiscal or French tax credit is treated as payment of a foreign income tax and may be taken as a credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct otherwise creditable French taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

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

In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale, exchange or other disposition of ADSs or shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. Accordingly, such capital gain or loss will be long-term capital gain or loss if a U.S. Holder held the ADSs or shares for more than one year, and the amount of such gain or loss will be equal to the difference between a U.S. Holder’s tax basis in the ADSs or shares disposed of and the amount realized on the disposition. Any gain or loss will generally be United States source gain or loss. The deposit or withdrawal under the deposit agreement of shares by a U.S. Holder in exchange for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

Based upon certain management estimates and the nature of the business activities of our corporate group, we do not believe we were a “passive foreign investment company” or “PFIC” for our 2004 taxable year. However, because the determination of whether or not we are a PFIC is based upon the composition of our corporate group’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time and because of uncertainties in the application of U.S. federal income tax rules to certain businesses conducted by our corporate group (which may be viewed as commodities businesses for purposes of such tax rules), there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, such U.S. Holder would generally be subject to adverse consequences with respect to (a) any “excess distribution” by us to the U.S. Holder (very generally, any distributions received by the U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the ADSs or shares, if shorter), and (b) any gain realized on the sale, exchange or other disposition (including a pledge) of the ADSs or shares. Under these special rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares, (2) the amounts allocated to the taxable year of the distribution or sale, exchange or other disposition or to any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that taxable year, and an interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such taxable year. Under certain circumstances, certain elections may be available (including a mark-to-market election) to U.S. Holders, which may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

If the ADSs or shares constitute stock in a PFIC, a U.S. Holder would be required to make an annual return on U.S. Internal Revenue Service Form 8621 regarding distributions received on such securities and any gain realized on the sale, exchange or other disposition of such securities.

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

Prospective investors in shares or ADSs should consult their tax advisers as to the applicability of the November 24, 1978, Convention mentioned above.

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

U.S. Information Reporting and Backup Withholding

Dividends paid on ADSs or shares to a U.S. Holder, or proceeds from a U.S. Holder’s sale, exchange or other disposition of ADSs or shares, may be subject to U.S. information reporting requirements and backup withholding unless the U.S. Holder:

•

is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact, or

•

in the case of backup withholding, provides a correct taxpayer identification number on a properly completed U.S. Internal Revenue Service Form W-9 or substitute form, certifies that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability and may entitle a U.S. Holder to a refund, if the U.S. Holder provides the required information to the United States Internal Revenue Service. If a U.S. Holder is required to and does not provide a correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the United States Internal Revenue Service.

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

Debt Management

We aim to maintain a well balanced maturity profile and to diversify our sources of debt in terms of markets (such as bank debt, bonds and commercial paper), maturities and counterparties. Of our borrowings and long-term debt as of December 31, 2004, €4,707.9 million had a maturity of under one year, €8,693.4 million had a maturity between one and five years and €6,670.5 million had a maturity greater than five years.

Depending on their nature, our financing arrangements are made and/or guaranteed by SUEZ, the GIE SUEZ Alliance, SUEZ Finance S.A., SUEZ Finance LP, or directly by the subsidiaries.

Financing is generally denominated in the same currency as the cash flows generated by the assets financed, and primarily the euro, U.S. dollar and pound sterling.

As of December 31, 2004, we maintained a portfolio of confirmed, undrawn credit lines and treasury note back-up lines amounting to €6,104.4 million. These credit lines amounted to €8,708.3 million as of December 31, 2003.

On-balance sheet information for long-term debt arrangements and investments in marketable securities for the years ended December 31, 2004 and 2003 are as follows:

On Balance-Sheet Financial Instruments	Average Debt Rate	Maturities of notional contract values as of December 31, 2004							Fair Value
		2005	2006	2007	2008	2009	>5 years	Total
		(in € millions, except percentages)
Assets
Equity Securities	–	1,661.1	–	–	–	–	–	1,661.1	2,182.2
Marketable Securities	–	2,151.4	1,190.0	–	–	–	–	3,341.4	3,520.6
Liabilities
Borrowings and long-term debt	4.3%	4,707.9	2,391.2	1,936.4	782.3	3,583.5	6,670.5	20,071.8	21,191.0

On Balance-Sheet Financial Instruments	Average Debt Rate	Maturities of notional contract values as of December 31, 2003							Fair Value
		2004	2005	2006	2007	2008	>5 years	Total
		(in € millions, except percentages)
Assets
Equity Securities	–	2,203.9	–	–	–	–	–	2,203.9	2,484.5
Marketable Securities	–	3,825.0	–	1,190.0	–	–	–	5,015.0	5,022.4
Liabilities
Borrowings and long-term debt	4.2%	9,657.1	1,226.5	2,503.6	2,093.7	792.9	10,420.3	26,694.1	27,250.4

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

Currency Risk

Our foreign exchange risk related to long-term assets and cash flows denominated in non-euro currencies is hedged, if possible, through the provision of financing in the same currency. As a result, we maintain a portion of our financing in U.S. dollars and pounds sterling, reflecting our business in these currencies. At December 31, 2004, our consolidated U.S. dollar denominated debt amounted to 22% of our total consolidated gross debt, while our pound sterling denominated debt amounted to 4% of our consolidated gross debt (compared to 22% and 3%, respectively, as of December 31, 2003). We can adjust the amount of U.S. dollar denominated debt as needed using our available long-term multi-currency revolving credit lines.

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

Interest Rate Risk

We are a net borrower. The interest rate risk to which we are exposed is a function of our long-term and short-term debt. In view of the stable nature of many of the prices in our businesses, we are exposed to interest rate increases. An increase in interest rates would lead to an increase in our interest charges and would have a negative impact on our results. Consequently, our policy is to maintain a substantial part of our debt at fixed rates. As of December 31, 2004, fixed rate interest debt amounted to 44% of our total debt after hedging (compared to 60% as of December 31, 2003). The remaining portion of our debt is subject to floating interest rates.

Off-balance sheet financial instruments held to manage interest rate risk and foreign currency risk are as follows:

	As of December 31, 2004
	Notional amount of contract by maturity
	Average Rate (%)	2005	2006	2007	2008	2009	> 5 years	Total	Market value
	(in € millions, except percentages)
Interest rate swaps – fixed rate borrower		1,316.1	175.0	725.2	430.3	265.2	746.7	3,658.5	(78.1)
	€5.0	611.6	68.6	311.5	177.6	92.9	340.5	1,602.7	(19.7)
	£6.0	171.4	1.3	1.4	21.3	1.5	163.9	360.8	(9.4)
US$	4.6	417.1	90.2	400.9	219.4	157.6	201.9	1,487.1	(36.0)
Other currencies	4.8	116.0	14.9	11.4	12.0	13.2	40.4	207.9	(13.0)

Interest rate swaps – fixed rate lender		219.4	67.8	41.7	84.2	2,856.8	3,411.9	6,681.8	111.6
	€4.8	161.3	67.8	41.7	84.2	2,812.7	3,411.9	6,579.6	107.9
US$	5.8	58.1	–	–	–	44.1	–	102.2	3.7
Interest rate swaps – floating/floating		3.7	–	112.2	–	293.7	–	409.6	1.8
	€–	3.7	–	93.2	–	–	–	96.9	0.8
US$	–	–	–	19.0	–	293.7	–	312.7	1.0
FRA (Forward Rate Agreement) – purchaser		158.7	119.0	–	–	–	–	277.7	(1.5)
	€4.8	158.7	119.0		–	–	–	277.7	(1.5)
Caps – purchaser		120.4	58.1	110.2	18.1	682.1	1,605.3	2,594.2	167.4
	€4.7	39.3	53.9	106.8	13.7	677.4	1,600.0	2,491.1	167.2
US$	8.3	81.1	4.2	3.4	4.4	4.7	5.3	103.1	0.2

Caps – vendor		91.1	39.7	–	–	–	–	130.8	–
	€6.1	39.7	39.7	–	–	–	–	79.4	–
US$	7.8	51.4	–	–	–	–	–	51.4	–

Floors – purchaser		90.0	15.0	–	–	–	1,000.0	1,105.0	(18.8)
	€1.6	90.0	15.0	–	–	–	1,000.0	1,105.0	(18.8)

Collars – cap purchaser/floor vendor		123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)
US$	4.7–6.2	123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)

Collars – cap vendor/floor purchaser		3.2	3.7	4.2	4.8	5.5	–	21.4	0.3
	€2.4–3.4	3.2	3.7	4.2	4.8	5.5	–	21.4	0.3

Currency swaps – by currency borrowed		36.4	56.0	183.5	36.7	545.5	355.2	1,213.3	218.0
US$		32.3	36.7	50.9	36.7	482.6	213.4	852.6	121.6
£							141.8	141.8	13.1
Other currencies		4.1	19.3	132.6	–	62.9		218.9	83.3

Currency swaps – by currency lent		108.1	162.4	88.5	27.9	103.7	247.2	737.8	9.3
		€63.2	13.8	–	–	–	150.0	227.0	47.2
US$		37.2	24.8	–	–	51.4	80.8	194.2	(32.1)
		£7.7	8.0					15.7	(1.0)

	As of December 31, 2004
	Notional amount of contract by maturity
	Average Rate (%)	2005	2006	2007	2008	2009	> 5 years	Total	Market value
	(in € millions, except percentages)
Other currencies		–	115.8	88.5	27.9	52.3	16.4	300.9	(4.8)

Foreign exchange swaps – by currency borrowed		1,809.7	11.9	13.2	71.3	27.8	63.3	1,997.2	34.1
		£662.1	–	–	19.9	–	–	682.0	3.4
US$		906.4	–	–	36.4	–	63.3	1,006.1	28.1
Other currencies		241.2	11.9	13.2	15.0	27.8		309.1	2.6

Foreign exchange swaps – by currency lent		120.1	9.4	10.9	–	–	–	140.4	(25.7)
		£50.4	–	–	–	–	–	50.4	(0.1)
US$		66.1	9.4	–	–	–	–	75.5	(24.4)
Other currencies		3.6	–	10.9	–	–	–	14.5	(1.2)

Forward contracts – by currency purchased		277.1	138.0	83.1	7.8	–	1.0	507.0	(37.6)
		£55.8	45.7	35.9	3.0	–	–	140.4	(3.3)
US$		187.8	92.3	47.2	4.8	–	1.0	333.1	(43.9)
Other currencies		33.5						33.5	9.6

Forward contracts – by currency sold		406.2	62.6	24.8	7.3	5.3	55.5	561.7	68.9
		€3.5						3.5	–
		£148.0	37.2	18.0	1.5	–	–	204.7	4.0
US$		166.6	17.3	5.3	5.3	5.3	55.5	255.3	65.7
Other currencies		88.1	8.1	1.5	0.5			98.2	(0.8)

Currency options – call purchaser		367.1	–	–	–	–	–	367.1	20.3
US$		367.1	–	–	–	–	–	367.1	20.3

Currency options – call vendor		193.5	–	–	–	–	–	193.5	0.1
Other currencies		193.5	–	–	–	–	–	193.5	0.1

Currency options – put purchaser		5.5	–	–	–	–	–	5.5	0.2
US$		5.5	–	–	–	–	–	5.5	0.2

Collars – call vendor		10.3	–	–	–	–	–	10.3	(0.3)
US$		10.3	–	–	–	–	–	10.3	(0.3)
TOTAL		5,459.9	921.7	1,401.4	691.5	4,788.2	7,508.1	20,770.8	462.2

	As of December 31, 2003
	Notional contract value maturing in year ending December 31,
	Average Rate (%)	2004	2005	2006	2007	2008	> 5 years	Total	Fair value
	(in € millions, except percentages)
Interest rate swaps – Pay fixed rate		1,838.1	1,120.1	737.7	427.6	340.0	705.6	5,169.1	(166.4)
	€4.4	1,229.1	571.8	99.1	118.6	168.5	393.6	2,580.7	(50.3)
	£5.6	1.0	1.2	1.3	1.4	21.3	23.6	49.8	(0.2)
US$	4.1	579.1	532.0	625.7	299.6	141.2	215.8	2,393.4	(107.4)
Other currencies	6.5	28.9	15.1	11.6	8.0	9.0	72.6	145.2	(8.5)
Interest rate swaps – Receive fixed rate		769.4	124.2	72.6	17.0	7.0	4,838.5	5,828.7	169.4
	€4.5	757.9	56.1	67.1	11.5	1.5	4,445.3	5,339.4	81.5
	£6.8	-	-	-	-	-	386.4	386.4	80.7
US$	5.4	5.5	68.1	5.5	5.5	5.5	6.8	96.9	7.1
Other currencies	7.5	6.0	-	-	-	-	-	6.0	0.1
Interest rate swaps – Floating/Floating		797.1	18.1	24.1	146.8	45.3	168.9	1,200.3	(3.6)
	€-	5.3	14.1	24.1	146.8	45.3	168.9	404.5	0.8
US$	-	791.8	4.0	-	-	-	-	795.8	(4.2)
FRA (Forward Rate Agreement) – Purchased
	€4.8	158.7	158.7	106.0	-	-	-	423.4	(1.6)
Caps – Purchased		145.5	161.9	14.5	106.7	14.7	34.9	478.2	7.0
	€6.8	141.6	74.4	9.9	103.1	9.9	24.1	363.0	7.0
US$	8.3	3.9	87.5	4.6	3.6	4.8	10.8	115.2	-
Caps – Sold		39.7	95.1	-	-	-	-	134.8	-
	€6.1	39.7	39.7	-	-	-	-	79.4	-
US$	7.8	-	55.4	-	-	-	-	55.4	-
Floors – Purchased
	€3.2	30.0	50.0	10.0	-	-	-	90.0	0.5
Collars		19.4	136.2	7.0	8.4	8.1	32.1	211.2	(24.4)
	€2.0-3.0	2.8	3.2	3.7	4.2	4.8	5.5	24.2	(0.1)
	£5.6-8.0	15.0	-	-	-	-	-	15.0	(0.1)
US$	4.7-6.4	1.6	133.0	3.3	4.2	3.3	26.6	172.0	(24.2)

	As of December 31, 2003
	Notional contract value maturing in year ending December 31,
	2004	2005	2006	2007	2008	> 5 years	Total	Fair value
	(in € millions, except percentages)
Currency swaps – By currency borrowed
US$	219.5	167.9	159.1	204.4	199.1	905.5	1,855.5	552.0
Currency swaps – By currency lent	226.0	49.6	114.7	-	-	220.8	611.1	54.7
	€-	49.6	-	-	-	150.0	199.6	28.8
US$	-	-	-	-	-	55.4	55.4	25.5
Other currencies	226.0	-	114.7	-	-	15.4	356.1	0.4
Foreign exchange swaps – By currency borrowed	1,757.3	63.4	0.8	0.8	20.7	3.6	1,846.6	15.7
	€0.9	-	-	-	-	-	0.9	-
	£646.4	-	-	-	19.9	-	666.3	0.5
US$	906.0	0.8	0.8	0.8	0.8	3.6	912.8	18.6
Other currencies	204.0	62.6	-	-	-	-	266.6	(3.4) >
Foreign exchange swaps – By currency lent	252.7	37.1	10.1	11.3	-	-	311.2	(21.3)
	£24.1	-	-	-	-	-	24.1	0.1
US$	213.9	37.1	10.1	-	-	-	261.1	(20.4)
Other currencies	14.7	-	-	11.3	-	-	26.0	(1.0)
Forward contracts – Purchased	348.0	166.3	107.0	10.2	0.1	-	631.6	(0.9)
	€3.9	-	-	-	-	-	3.9	2.7
	£46.4	55.2	22.7	1.8	-	-	126.1	(0.7)
US$	296.9	111.1	84.3	8.4	0.1	-	500.8	(2.4)
Other currencies	0.8	-	0.1	-	-	-	0.8	(0.5)
Forward contracts – Sold	349.4	32.1	9.8	7.2	7.2	82.7	488.4	159.3
	£66.6	14.3	1.1	-	-	-	82.0	17.0
US$	159.5	12.1	7.5	7.2	7.2	82.7	276.2	43.0
Other currencies	123.3	5.7	1.2	-	-	-	130.2	99.3
Insurance contracts (COFACE)
US$	16.2	-	-	-	-	-	16.2	5.2
Total	6,967.0	2,380.7	1,373.4	940.4	642.2	6,992.6	19,296.3	745.6

The fair value of foreign currency and interest rate instruments has been estimated by discounting future cash flow differentials, or by obtaining a market price from third-party banks.

Equity Risk

The Group has optimized the management of its portfolio of non-consolidated securities through the sale of call options, which are primarily embedded in the issue of bonds convertible for these securities (see Note 16.2). When the related securities are sold, the Group hedges the transactions, where necessary, through the purchase of call options.

In 2004, the Group no longer held any off-balance sheet instruments for the purposes of managing equity risk. However, off-balance sheet financial instruments held for this purpose in 2003 can be analyzed as follows (excluding call options embedded in the convertible bonds):

	As of December 31, 2003
	Notional contract value maturing in year ended December 31,
Equity instruments	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
	(in € millions)
Equity options
Call – sold (a)	312.8	-	-	-	-	-	312.8	3.8
Call – purchased (b)	661.7	-	-	-	-	-	661.7	(0.2)
Total	974.5	-	-	-	-	-	974.5	3.6

(a)

The calls sold concern 19,999,936 Fortis shares held in the non-consolidated securities portfolio and which were divested in 2004.

(b)

These calls were purchased primarily to hedge the risk of holders converting bonds issued by the Group convertible into TotalFinaElf shares (debt repaid in 2004).

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

At the end of 2004, we held substantial amounts of cash. Although these surpluses were invested with well-diversified, major investment grade banks using liquid and riskless products, the failure of one of these counterparties to repay at maturity would have a negative impact on our financial position.

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

The cumulative market value of these commodity hedging transactions amounted to a negative €(338) million as of December 31, 2004 (negative €219 million as of December 31, 2003).

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their nominal amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

	Notional amount in thousands of MMBTU							Fair value in € millions
	As of December 31, 2004
Commodity instruments	2005	2006	2007	2008	2009	Thereafter	Total
Natural gas and electricity	(137,582.1)	(11,906.7)	4,562.5	29,280.0	14,600.0	(14,600.0)	(115,646.3)	(478.6)
Swaps	(121,804.9)	(39,876.3)	(13,687.5)	18,300.0	14,600.0	(14,600.0)	(157,068.7)	(463.9)
Options	1,816.2	29,200.0	18,250.0	10,980.0	-	-	60,246.2	(5.6)
Forwards/futures	(17,593.4)	(1,230.4)	-	-	-	-	(18,823.8)	(9.1)
Fuel, Gas oil & Heating oil	288,407.3	45,481.7	46,615.8	26,259.2	-	-	406,674.0	140.6
Swaps	80,910.5	35,846.3	36,980.4	19,835.6	-	-	173,572.8	139.0
Options	207,496.8	9,635.4	9,635.4	6,423.6	-	-	233,191.2	1.6
Forwards/futures	-	-	-	-	-	-	-	-
Total	150,825.2	33,575.0	51,178.3	55,539.2	14,600.0	(14,600.0)	291,117.7	(338.0)

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

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in thousands of MMBTU, millions of British Thermal Units, standard on version unit for energy contracts):

	As of December 31, 2004		As of December 31, 2003
	Notional Amount in thousands of MMBTU (Net*)	Maximum maturity in years	Notional Amount in thousands of MMBTU (Net*)	Maximum maturity in years
Commodities
Electricity	12,021.0		3,409.5
Swaps	40,444.0	7	12,731.0	8
Options	22,373.1	3	8,210.0	2
Futures / Forwards	(50,796.2)	7	(17,531.5)	4
Natural gas	36,936.2		68,455.3
Swaps	1,934.2	3	5,704.5	4
Options	7,337.7	1	23,699.0	4
Futures / Forwards	27,664.2	3	39,051.8	4
Crude oil	446.2		521.0
Swaps	446.2	2	4,118.6	3
Options	−	−	(3,597.6)	1
Futures / Forwards	−	−	−	−
Fuel, Gas oil and Heating oil	2,347.2		131.9
Swaps	2,347.2	3	131.9	1
Options	−	−	−	−
Futures / Forwards	−	−	−	−
Total	51,750.5		75,517.7

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

Average maturity, weighted by volume, of the Group’s commitment portfolio as of December 31, 2004 and 2003 was approximately 5.3 and 4.2 years, respectively.

Fair Value

The fair value as of December 31, 2004 and 2003 and the average fair value of instruments used in commodity trading activities is set forth below:

	Fair value as of December 31, 2004	Average fair value for the year ended December 31, 2004 (1)	Fair value as of December 31, 2003	Average fair value for the year ended December 31, 2003 (1)
	(in € millions)
Natural gas and electricity	21.8	20.4	19.1	(6.2)
Crude oil	(0.4)	(0.2)	-	2.2
Fuel, Gas oil and Heating oil	2.6	0.4	0.5	(0.8)
Total	24.0	20.6	19.6	(4.8)

(1) Month-end positions.

These fair values are not representative of probable future cash flows insofar as the underlying positions are sensitive to price movements and can be modified by new transactions.

The following table presents the fair value of financial instruments held by the Group as of December 31, 2004, as part of its energy trading activities, analyzed by valuation method and maturity.

	Contract fair value as of December 31, 2004
	<1 year	1 to 5 years	> 5 years	Total fair value
(in € millions)
Listed price on an active market (1)	13.4	0.5	−	13.9
Price provided by other external sources (2)	18.0	(0.9)	−	17.1
Price based on calculation models or other valuation methods (3)	(4.3)	(2.3)	(0.4)	(7.0)
Total	27.1	(2.7)	(0.4)	24.0

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

Changes In Fair Value During 2004

The following table reflects the changes in fair value between December 31, 2003 and 2004.

(in € millions)
Fair Value as of December 31, 2003	19.6
Contracts unwound or settled in 2004	(23.7)
Initial fair value recorded for new contracts in 2004 (1)	−
Fair value movements due to changes in appraisal techniques (2)	(0.5)
Other changes in fair values (3)	28.6
Fair value as of December 31, 2004	24.0

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

	December 31, 2004	2004 Average (1)	2003 Average (1)	2004 High (2)	2004 Low (2)
(in € millions)
Value at risk	2.4	2.7	4.4	7.5	1.1

(1)

average daily values (100%).

(2)

month-end highs and lows observed in 2004.

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

As of December 31, 2004, 93% of counterparties were “investment grade”.

	2004		2003
	Investment Grade (1)	Total	Investment Grade (1)	Total
	(in € millions)
Oil and gas producers	13.4	13.5	28.8	31.7
Energy marketers	253.0	271.8	153.2	182.0
Gas and electric utilities	153.5	163.9	70.9	132.0
Financial institutions	29.9	32.4	68.8	68.8
Industrials	0.5	2.3	0.6	2.7
Organized markets	22.5	26.1	14.2	14.8
Total	472.9	510.0	336.5	432.0

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

As of December 31, 2004, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Company’s control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all four members of our audit committee qualify as financial experts.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Executive Vice-Presidents and other Group financial officers. It can be accessed on our website (www.suez.com) under the heading “Ethics”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young and Deloitte & Associés have served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2004, for which audited Consolidated Financial Statements appear in this annual report on Form 20-F.

The following table sets forth audit and other fees paid to members of audit firms by us in 2004 and 2003:

	Ernst & Young			Deloitte & Associés
	Jan. 1, 2004 to Dec. 31, 2004 Amount	Jan. 1, 2003 to Dec. 31, 2003 Amount	% 2004	% 2003	Jan. 1, 2004 to Dec. 31, 2004 Amount	Jan. 1, 2003 to Dec. 31, 2003 Amount	% 2004	% 2003
	(in € thousands, except percentages)
Audit
Audit fees (statutory audit, certification, review of individual and Consolidated Financial Statements)	9,632 (1)	9,142	75	67	16,694 (1)	15,167	84	55
Audit-related fees	2,717	3,353	20	25	1,696	9,697	8	35
Sub-total	12,349	12,495	95	92	18,390	24,864	92	90
Other services:
Tax fees	341	430	3	3	657	418	3	2
All other fees	210	732	2	5	910	2,115	5	8
Sub-total	551	1,162	5	8	1,567	2,533	8	10
TOTAL	12,900	13,657	100	100	19,957	27,397	100	100

 (1)

Concerns audit procedures with respect to the transition to IFRS standards for an amount of €1.25 million for Ernst & Young and €1.8 million for Deloitte & Associés.

“Audit Fees”, are the aggregate fees billed by the Group’s external auditors for the audit of the Group’s individual and consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of Fiscal Year	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (€)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2004	−	−	−	100,767,981
February 2004	−	−	−	100,767,981
March 2004	192,500	16.65	192,500	100,767,981
April 2004	−	−	−	100,767,981
May 2004	−	−	−	102,046,539
June 2004	−	−	−	102,046,539
July 2004	−	−	−	102,046,539
August 2004	−	−	−	102,046,539
September 2004	−	−	−	102,046,539
October 2004	−	−	−	102,046,539
November 2004	−	−	−	102,046,539
December 2004	153,565	19.16	153,565	102,046,539

(1)

By resolution, the Shareholders Meeting of April 25, 2003 authorized the Company to buy and sell the Company’s own shares on the market for a period of 18 months (prospectus under visa of the Commission des Opérations de Bourse (COB) no. 03-175 of March 20, 2003). Between January 1, 2004 and April 27, 2004, Suez purchased 192,500 shares and sold 1,591,888 shares.

By resolution, the Shareholders Meeting of April 27, 2004 cancelled and replaced the previous resolution and authorized the Company to buy and sell its own shares for a period of 18 months (prospectus under visa of the Autorité de Marché (AMF) no. 06-178 of March 22, 2004). Pursuant to this resolution, between April 27, 2004 and December 31, ~~2005~~ 2004 , Suez purchased 153.565 shares. No shares were sold in that period.

 (2)

Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and to cover the share purchase option plans for Company employees, as well as after deducting the shares held by the subsidiaries.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS AND INDEX TO FINANCIAL STATEMENTS

See pages F-3 through F-120 for the Consolidated Financial Statements of SUEZ.

ITEM 19.  EXHIBITS

Exhibit Number

1.1

Articles of Association of SUEZ as amended to date.

2.1

Depositary Agreement.1

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

4.1

Mortgage loan contract between Compagnie de Suez and Ms. Bernis dated November 20, 1996 and English translation.1

4.2

Mortgage loan contract between Compagnie de Suez and Mr. Billioud dated August 29, 1995 and English translation.1

4.3

Mortgage loan contract between Credisuez and Mr. Cros dated August 25, 1992 and English translation.1

4.4

Mortgage loan contract between Compagnie de Suez and Mr. Théron dated February 3, 1992 and English translation.1

4.5

Extract of the Minutes of the Board of Directors Meeting of March 3, 2004.

8.

For a list of our significant subsidiaries, see “Item 4. Information on the Company – Organizational Structure”.

12.1

Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2

Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18USC 1350).

14.

Consents of Barbier Frinault & Autres – Ernst and Young and Deloitte & Associés.

1 Incorporated by reference to Exhibits 2.1 and 4(c)1 through 4, respectively, to the Company’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 29, 2001.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUEZ
By:	/s/ Gérard Mestrallet
Name: Gérard Mestrallet
Title: Chief Executive Officer

Dated: June 29, 2005

Report of Independent Registered Public Accounting Firms

BARBIER FRINAULT & AUTRES

DELOITTE & ASSOCIES

ERNST & YOUNG

Commissaire aux Comptes

Commissaire aux Comptes

Membre de La Compagnie de Versailles

Membre de La Compagnie de Versailles

185, avenue Charles de Gaulle

41, rue Ybry

BP 136

92576 Neuilly-sur-Seine Cedex

92203 Neuilly-sur-Seine Cedex

To the Shareholders and Directors of SUEZ S.A.

We have audited the accompanying consolidated balance sheets of SUEZ S.A. and its subsidiaries (“the Group”) as of December 31, 2004, 2003, and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SUEZ S.A. and its subsidiaries as of December 31, 2004, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 26, 27 and 28 of the consolidated financial statements.

Neuilly-sur-Seine,

April 12, 2005

(except for notes 24, 26, 27 and 28 as to which the date is June 29, 2005)

BARBIER FRINAULT & AUTRES

DELOITTE & ASSOCIES

ERNST & YOUNG

/s/  Christian CHOCHON

/s/  Jean-Paul PICARD

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS —ASSETS

		Dec. 31, 2004			Dec. 31, 2003	Dec. 31, 2002
In € millions	Note	Gross	Depreciation, Amortization And Provisions	Net	Net	Net
INTANGIBLE ASSETS	9.4	2,709.7	1,355.8	1,353.9	1,632.8	3,903.0
GOODWILL	8	7,739.3	2,387.4	5,351.9	5,851.5	8,710.9
TANGIBLE ASSETS	9.1
Assets owned outright	9.2	40,758.9	23,234.4	17,524.5	19,149.4	24,682.3
Assets under concession	9.3	8,863.1	3,069.1	5,794.1	5,600.9	5,604.0
Construction in progress and down-payments		2,508.8	48.2	2,460.6	2,377.0	2,989.5
FINANCIAL ASSETS
Equity securities	10.1	2,814.1	1,153.0	1,661.1	2,203.9	5,733.6
Companies accounted for under the equity method	7	3,054.3	-	3,054.3	3,333.5	3,270.4
Other financial assets	10.3	2,175.2	184.1	1,991.1	1,480.5	2,095.8
TOTAL NON-CURRENT ASSETS		70,623.4	31,432.0	39,191.4	41,629.5	56,989.5
INVENTORIES AND WORK-IN-PROGRESS	11.1	1,597.4	85.6	1,511.8	1,850.1	2,652.6
ACCOUNTS RECEIVABLE
Trade accounts and notes receivable	11.2	9,729.7	623.6	9,106.1	8,984.0	9,967.1
Other receivables		3,123.9	158.9	2965.1	3,428.9	3,702.7
MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS
Marketable securities	10.4	3,376.6	35.1	3,341.5	5,015.0	2,575.7
Cash and cash equivalents	16.1	5,224.1	8.7	5,215.4	6,688.0	5,963.2
PREPAID EXPENSES	12	1,650.6	-	1,650.6	2,354.7	2,300.5
TOTAL CURRENT ASSETS		24,702.3	911.8	23,790.5	28,320.7	27,161.8
TOTAL ASSETS		95,325.7	32,343.8	62,981.9	69,950.2	84,151.3

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND SHAREHOLDERS’ EQUITY

In € millions	Note	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Share capital		2,040.9	2,015.3	2,014.8
Additional paid-in capital		6,621.8	6,470.1	6,439.8
Consolidated reserves		219.0	3,186.9	5,048.9
Cumulative translation adjustments	13.3	(2,411.3)	(2,238.8)	(1,691.0)
Net income/(loss) for the year		1,804.4	(2,165.2)	(862.5)
Treasury stock	13.4	(352.3)	(372.6)	(372.6)
SHAREHOLDERS’ EQUITY		7,922.5	6,895.7	10,577.5
Minority interests	14	4,770.5	4,847.2	5,190.7
TOTAL SHAREHOLDERS’ EQUITY		12,693.0	11,742.9	15,768.2
Special concession accounts	9.3	4,998.8	4,847.4	4,849.2
Reserves for contingencies and losses	15	9,695.2	10,440.4	10,208.1
Borrowings and long-term debt	16.2	20,071.8	26,694.1	34,544.5
Accounts payable
Advances and down-payments received on orders		689.0	942.7	1,543.9
Trade payables		6,198.4	6,617.6	6,643.2
Other accounts payable	17	5,842.6	5,880.6	6,558.6
Deferred income	12	2,793.1	2,784.5	4,035.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		62,981.9	69,950.2	84,151.3

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF INCOME

In € millions	Note	2004	2003 published	2002 pro forma	2002 published
REVENUES		40,739.4	39,621.8	40,783.9	46,089.8
OTHER INCOME		1,694.1	1,488.4	2,073.6	2,073.6
Other operating income	3.1	1,347.9	1,044.9	1,606.3	1,606.3
Income from mixed inter-municipal companies and partnerships	3.2	346.2	443.5	467.3	467.3
OPERATING EXPENSES		36,498.9	35,383.1	36,079.0	41,384.9
Purchases and changes in inventories		13,637.9	12,912.1	11,821.4	17,127.3
Receipts on behalf of local authorities		1,000.8	1,035.4	1,081.2	1,081.2
Taxes and related payments		846.1	820.5	852.7	852.7
Salaries, wages and social security charges		7,635.5	8,236.3	9,295.0	9,295.0
Other operating expenses		13,378.6	12,378.8	13,028.7	13,028.7
OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND PROVISIONS		5,934.6	5,727.1	6,778.5	6,778.5
Depreciation, amortization and provisions		2,333.3	2,522.2	3,070.9	3,070.9
OPERATING INCOME		3,601.3	3,204.9	3,707.6	3,707.6
FINANCIAL LOSS	4	(675.1)	(880.1)	(976.0)	(976.0)
CURRENT INCOME OF CONSOLIDATED COMPANIES		2,926.2	2,324.8	2,731.6	2,731.6
EXCEPTIONAL INCOME/(LOSS)	5	956.4	(2,757.4)	(1,783.7)	(1,783.7)
Income tax	6	(936.8)	(721.0)	(657.1)	(657.1)
Share in income of companies accounted for under the equity method	7	(55.8)	165.7	51.4	51.4
INCOME/(LOSS) BEFORE AMORTIZATION OF GOODWILL		2,889.9	(987.9)	342.2	342.2
Amortization of goodwill		(253.1)	(266.8)	(382.6)	(382.6)
Group share of goodwill amortization		(221.3)	(236.2)	(350.1)	(350.1)
TOTAL NET INCOME/(LOSS)		2,636.8	(1,254.7)	(40.4)	(40.4)
Minority interests		832.3	910.5	822.1	822.1
NET INCOME/(LOSS)		1,804.4	(2,165.2)	(862.5)	(862.5)
EARNINGS/(LOSS) PER SHARE (in €)		1.81	(2.18)	(0.87)	(0.87)
DILUTED EARNINGS/(LOSS) PER SHARE (in €)	13.8	1.80	(2.18)	(0.87)	(0.87)

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
	In € millions
Net income/(loss)	1,804.4	(2,165.2)	(862.5)
Share in net income of companies accounted for under the equity method (net of dividends received)	241.3	4.6	(19.0)
Net depreciation, amortization and provisions	1,419.2	3,785.6	5,659.4
Net capital gains on disposals of assets	(128.5)	1,310.3	(1,362.1)
Minority interests	832.3	910.5	822.1
Other	317.9	(118.9)	618.8
Gross Cash Flow	4,486.6	3,726.9	4,856.7
Changes in:
Inventory	126.9	51.9	62.6
Receivables	(31.7)	292.7	(806.5)
Payables	(112.7)	512.2	620.4
Total operating working capital cash flows	(17.5)	856.8	(123.5)
Other	(92.6)	(88.1)	93.3
CASH FLOW FROM OPERATING ACTIVITIES	4,376.5	4,495.6	4,826.5
Purchases of tangible and intangible assets	(2,171.3)	(2,804.4)	(4,157.8)
Purchases of financial assets	(679.6)	(1,501.7)	(4,174.0)
Disposals of tangible and intangible assets	340.0	230.2	878.9
Disposals of financial assets	2,431.2	7,806.7	4,154.7
Changes in Group structure (a)	(98.6)	(61.8)	(34.0)
(Increase)/decrease in other assets	(75.9)	20.0	186.3
Other cash requirements	(27.4)	(81.1)	(55.0)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(281.6)	3,607.9	(3,200.9)
Dividends distributed	(1,490.2)	(1,592.5)	(1,646.0)
Repayment of long-term debt	(8,282.9)	(11,831.5)	(14,738.1)
Increase in long-term debt	2,352.5	7,342.1	18,121.0
Treasury stock movements	18.5	0.0	(145.2)
Increase in total shareholders’ equity	318.0	(108.1)	128.1
CASH FLOW FROM (USEDIN) FINANCING ACTIVITIES	(7,084.1)	(6,190.0)	1,719.8
Effect of changes in consolidation method, exchange rates and other	97.4	14.6	(356.8)
TOTAL CASH FLOW FOR THE YEAR	(2,891.8)	1,928.1	2,988.6
CASH AT BEGINNING OF YEAR	9,803.1	7,875.0	4,886.4
CASH AT YEAR-END (b)	6,911.3	9,803.1	7,875.0

(a)

Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.

(b)

Cash balances comprise the following:

The accompanying notes are an integral part of these consolidated statements.

	December 31, 2004	December 31, 2003	December 31, 2002
	In € millions
Cash and cash equivalents	5,215.4	6,688.0	5,963.1
Marketable securities (c)	1,695.9	3,115.1	1,911.9
Total	6,911.3	9,803.1	7,875.0

(c)

The Fortis shares reclassified in marketable securities in 2003 are not included in this item. Marketable securities with maturities of less than 90 days only.

The consolidated reconciliation with balance sheet marketable securities is as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
	In € millions
Marketable securities with maturities of less than 90 days	1,695.9	3,115.1	1,911.9
Other marketable securities	1,645.6	1,899.9	663.8
Total balance sheet marketable securities	3,341.5	5,015.0	2,575.7

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share capital	Additional paid-in capital	Consolidated reserves	Cumulative translation adjustments	Treasury stock	Shareholders’ equity (Group share)
	Note	13.1		13.2	13.3	13.4
Shareholders’ equity at December 31, 2001		2,052.6	6,843.3	6,219.5	112.3	(830.5)	14,397.2
Shares issued for employees		25.4	225.1	2.6			253.1
Conversion of bonds		1.5	10.8	0.2			12.5
Cancellation of treasury shares		(64.7)	(767.6)	(120.9)		953.2	0.0
Net acquisitions of treasury shares						(146.7)	(146.7)
Reclassification of treasury shares						(348.6)	(348.6)
Dividends distributed				(1,006.6)		2.5	(1,004.1)
Changes in cumulative translation adjustments					(1,803.3)		(1,803.3)
Application of CRC Regulation no. 2000.06 relating to liabilities	13.6			(48.3)			(48.3)
Reversal of goodwill	13.5		128.2				128.2
Miscellaneous							0.0
Net loss for the year				(860.0)		(2.5)	(862.5)
Shareholders’ equity at December 31, 2002		2,014.8	6,439.8	4,186.5	(1,691.0)	(372.6)	10,577.5
Conversion of bonds		0.5	3.3				3.8
Dividends distributed				(1,001.6)		2.0	(999.6)
Changes in cumulative translation adjustments					(547.8)		(547.8)
Reversal of goodwill			27.0				27.0
Net loss for the year				(2,163.2)		(2.0)	(2,165.2)
Shareholders’ equity at December 31, 2003		2,015.3	6,470.1	1,021.7	(2,238.8)	(372.6)	6,895.7
Conversion of bonds		0.0	0.1				0.1
Shares issued for employees		25.6	151.7				177.2
Dividends distributed				(859.1)		0.6	(858.5)
Changes in cumulative translation adjustments					(172.5)		(172.5)
Net disposals of treasury shares				(1.8)		20.3	18.5
Impact of the transfer of Lydec’s pension plans to an external fund				57.6			57.6
Net income for the year				1,805.0		(0.6)	1,804.4
Shareholders’ equity at December 31, 2004		2,040.9	6,621.8	2,023.4	(2,411.3)	(352.3)	7,922.5

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis used

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the provisions of French laws and regulations and in particular the consolidated financial statement regulations (Regulation No. 99-02 of the French Accounting Regulation Committee – “Comité de la Réglementation Comptable”).

Since January 1, 2002, SUEZ has applied Regulation No. 2000-06 concerning liabilities, adopted by the French Accounting Regulation Committee.

The Group has not opted for early application of CRC Regulation No. 2002-10 with respect to depreciation, amortization and impairment of assets, nor recommendation No. 2004-15 of the French National Accounting Council (Conseil National de la Comptabilité) relating to the definition, recognition and measurement of assets.

Use of estimates

The preparation of financial statements in accordance with French GAAP requires the use of estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

The main estimates used in preparing the Group’s consolidated financial statements relate to the percentage of completion of long-term contracts, the value in use of long-lived assets as indicated in Note 1-F, reserves (particularly for nuclear waste reprocessing and storage and for dismantling of facilities as specified in Note 15), reserves for disputes, (see Note 21), pension liabilities and related commitments (see Note 1-R), and financial instruments (see Note 1-S).

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using currently available information. Actual results could differ from those estimates.

Presentation currency of the consolidated financial statements

The figures in the financial statements are presented in million of euros (€), unless indicated otherwise.

A.  Consolidation principles

Scope and method of consolidation

The consolidation methods followed by the Group consist of the full consolidation method, the proportional consolidation method and the equity method.

The accounts of all material subsidiaries over which the Group directly or indirectly exercises exclusive legal or de facto control are fully consolidated. De facto control may result from contractual agreements or from the ability to exercise the majority of the voting rights at the subsidiary’s shareholders meetings. Exclusive control is deemed to exist where the Group’s direct or indirect shareholding has exceeded 40% of voting rights for a period of two fiscal years, provided no third-party holds, directly or indirectly, a greater share in the voting rights, particularly in the case of listed subsidiaries.

The Group proportionately consolidates companies which are jointly controlled by two or more shareholders based upon the Group’s percentage of control.

Companies over which the Group exercises significant influence, which is presumed where the shareholding exceeds 20% of the capital, are accounted for under the equity method. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss under “Share in income of companies accounted for under the equity method” in the consolidated statements of income, except in the case of mixed inter-municipal companies whose accounting treatment is described in Note 1-G below.

Revenues and expenses of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income from the date of acquisition or up to the date of disposal, respectively. However, for major disposals, and pursuant to paragraph 23.100 of CRC Regulation no. 99-02, the Group reserves the option to present the contribution of entities sold during the year on a separate line in the consolidated statements of income.

All material inter-company balances and transactions are eliminated on consolidation.

A list of the main fully consolidated companies, investments accounted for under the equity method and proportionately consolidated companies is presented in Note 25.

Treasury stock

SUEZ common shares held by the parent company or by fully or proportionately consolidated companies are:

•

recorded as marketable securities in the consolidated balance sheets, where such treasury stock is explicitly earmarked for distribution to employees or is intended to be used to stabilize the share price,

•

deducted from consolidated shareholders’ equity in all other situations.

The accounting treatment of income generated by the sale of treasury stock and of provisions for impairment in value of treasury stock depends on the intended purpose of holding the stock. Only the impact of sales and write-down provisions relating to securities classified as marketable securities are recorded in the consolidated statements of income. Other income generated by such sales, as well as the corresponding tax impact, is recognized in the consolidated statements of changes in shareholders’ equity.

B.  Foreign currency translation methods

1.  Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at year-end exchange rates. As of January 1, 2001, in accordance with the recommended method in CRC Regulation no. 99-02, translation gains and losses related to monetary assets and liabilities denominated in foreign currencies are recorded in the consolidated statement of income for the period to which they relate.

2.  Translation of the financial statements of foreign companies

The financial statements of foreign companies are prepared in local currency or in the operating currency of each subsidiary.

Balance sheet items are translated into euros at official year-end exchange rates. Goodwill is stated in the currency of the entity holding the shares in the subsidiary concerned. Shareholders’ equity items are translated at historical exchange rates and any differences from changes in exchange rates compared with the previous year-end are recorded under “Cumulative translation adjustments” within shareholders’ equity.

Income statement and cash flow statement items are translated using the average exchange rate for the year.

Following the Argentine financial crisis, in the 2002 financial statements, the Group translated its Argentine companies’ assets and liabilities and unrealized exchange losses on debt denominated in strong currencies at the closing exchange rate at December 31, 2002 of ARS 1 to 0.2832 euros.

C.  Intangible assets

Intangible assets primarily include:

•

the nominal amount of fees and sums paid or payable in return for rights as a concession holder or to operate public sector facilities, amortized over the contract period;

•

purchased goodwill, leasehold rights, customer lists, trademarks, patents and licenses, amortized over periods not exceeding their estimated useful lives.

Intangible assets are amortized on a straight-line basis over the following estimated useful lives (in years):

In years	Minimum	Maximum
Concession rights:
Water	7	25
Infrastructures	10	65
Purchased goodwill	10	25
Trademarks	5	28
Patents	1	20
Other intangible assets (a)	1	30

(a)

As an exception to the general rule, the intangible assets relating to surface and underground water drawing rights held by Aguas Andinas are not amortized as they are granted indefinitely and are therefore deemed to have indefinite useful lives. The gross value of these intangible assets amounted to 103.6 millions of euros at December 31, 2004.

Share issuance costs are deducted from shareholders’ equity, net of tax.

Research and Development activities primarily relate to various studies regarding technological innovation, improvements to plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.

Research and Development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, they amounted to 85 million of euros, 79 million of euros and 126 million of euros for the years ended December 31, 2004, 2003 and 2002, respectively.

D.  Goodwill

Goodwill represents the excess of the purchase price over the fair value of all assets and liabilities acquired in business combinations. If the purchase price is less than the fair value of assets and liabilities acquired, negative goodwill is recorded as a liability under “Other reserves for contingencies and losses”. Initial estimates of fair value are finalized by the end of the next full year following the date of the acquisition. In the event of significant adverse changes in the elements used to calculate the amortization schedules, an exceptional amortization charge is recorded.

The assets and liabilities of fully consolidated subsidiaries are not revalued in the event the Group acquires additional shares in that entity. Instead, goodwill is recorded corresponding to the difference between the acquisition price of the additional securities and the relevant share in minority interests as of the date of the new acquisition.

Goodwill is amortized using the straight-line method over periods based on the Group’s initial assumptions and objectives at the time of the acquisition. When the Group acquires an entity or group of entities operating within distinct geographical or business segments, the goodwill is allocated to those segments and the corresponding amount is either amortized or written back to income according to the specific characteristics of the segment concerned.

Negative goodwill is written back to income according to the plan set up at the time of the acquisition, based on initial objectives and estimates of forecasted losses for the related acquired business.

Group business	Amortization periods applied (in years)
SEE – SEI – SES	20 – 40
SE (a)	20 – 40
SEIS (until 2003)	– 30
Other (Communication sector until 2003)	10 – 20

(a)

The goodwill recorded in 2000 following the Group’s public tender offer for UWR (United Water Resources) is being amortized over 75 years, in view of the specific nature of the regulated water distribution industry in the United States.

Prior to January 1, 2000, goodwill resulting from business combinations financed through the issuance of shares in the parent company was deducted from the related share premiums. These goodwill balances are amortized in memo accounts over the expected lives of the underlying businesses. The fair value of this goodwill is monitored using an identical approach to that adopted for long-lived assets and described in Note 1-F, and a definitive, exceptional impairment of the goodwill is recorded where appropriate.

On disposal of all or part of these businesses, the theoretical net value of goodwill is taken into account in calculating the value of the securities or business sold. The sale of Fortis B and Elia securities in 2002, and of Cespa in 2003 resulted in part of the goodwill initially charged against additional paid-in capital being deducted from the capital gains recognized on disposal, in the amounts of 128 million of euros and 27 million of euros, respectively.

E.  Tangible assets

Tangible assets are stated at cost or, in the case of items which are subject to legal revaluation, at their revalued amount, after deduction of accumulated depreciation. Expenditures for repairs and maintenance, that do not improve or extend the lives of the respective assets are expensed as incurred.

Tangible assets are depreciated over the following useful lives:

Main depreciation periods (years)	Minimum	Maximum
Plant and equipment:
SEE - SEI – SES: Production – Transport (a)	5	50
Plant and equipment – Maintenance	3	10
SE	2	100
Communication	2	10
Buildings	5	100
Vehicles	3	10
Other tangible assets	2	33

(a)

The law of January 31, 2003 adopted by the Belgian Chamber of Representatives, with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, stipulated that nuclear power stations should be decommissioned forty years from the date of their commissioning. Consequently, the depreciation period for the assets concerned was reviewed and adjusted prospectively to 40 years as of January 1, 2003, resulting in a 71 millions of euros reduction in depreciation expense for 2003 compared with fiscal year 2002.

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures.

Tangible assets (other than construction in progress) include:

Assets owned outright:

These are assets owned directly by the Group that are valued and depreciated according to the current practices in each business.

Interest recorded during the construction phase of a self-constructed asset is systematically capitalized.

Assets under concession, which include:

•

Assets acquired by the Group as required for operations under the concession contract. Such assets are returned to the grantor of the concession at the end of the concession contract. Depreciation of these assets is charged to income over the shorter of their estimated useful lives or the remaining concession period.

•

Assets provided for no consideration by the grantor of the concession for which the concession holder has the obligation to make capital renewals and replacements. As a result of this obligation, a corresponding concession liability is recorded for the amount of the assets provided under “special concession accounts”. Depreciation of these assets – calculated using the methods and lives described above – is deducted from this liability, with no effect on the consolidated statements of income (see Note 1.L).

Further details of accounting for concessions are provided in Note 1.L.

Capital leases

The Group capitalizes assets acquired under capital leases or similar contracts.

At the inception of the lease, the amount corresponding to the remaining lease payments for these assets is recognized as a liability. If there is reasonable assurance that the lessee will obtain ownership of the asset at the end of the contract, the related asset is depreciated over its useful life. Otherwise, the capitalized asset is depreciated over the shorter of the life of the lease agreement or the useful life of the asset.

The main criteria used by the Group to determine whether a lease agreement is a capital or operating lease are as follows: existence of an automatic transfer or transfer of ownership option clause, the conditions for exercising this clause, comparison between the lease term and the estimated useful life of the asset, and a comparison of the discounted present value of future lease payments with the asset’s fair value.

F.  Impairment of tangible and intangible fixed assets

Tangible fixed assets are written down to value in use when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined for each group of assets by considering management’s expectations of future economic and operating conditions of the respective assets to be held for use. Should this determination indicate that an asset is impaired, a write-down is recognized which is equivalent to the difference between the carrying amount and fair value. Fair value is determined on the basis of market prices, discounted cash flows and by reference to replacement cost for used equipment, cost of alternative technologies and recent transactions for similar businesses.

Intangible assets and goodwill are written down (through revision of amortization plans or accelerated amortization) to the greater of value in use or market value (or solely to market value for assets which the Group has decided to sell) when material trigger events are identified, notably compared with items used to define original amortization plans.

Value in use is determined based on an estimation of the future economic benefits associated with the item. In these valuation models, future cash flows are taken from the most recent business plans approved by management and specific to each entity. Financial assumptions are adjusted to reflect the specific characteristics of the assets concerned at prevailing market conditions.

Market value is the amount which could be obtained, at the period-end, from the sale of the assets concerned on an arm’s length basis, net of disposal costs. This amount is estimated by reference to the stock market price, where available, or comparable transactions in similar business sectors or on comparable stock markets.

The Group reviews its main goodwill balances annually.

Where material negative changes are identified, the approach adopted primarily consists of comparing the value in use or market value of the main operating entities to their corresponding net assets (including goodwill).

For operating entities which the Group intends to hold on a going concern and long-term basis, standard valuation methods were applied to calculate asset impairments in 2004. The impairment tests were based on the following assumptions:

•

discount rates of between 5.0% and 17.9%, depending on the specific characteristics of the operating entities concerned,

•

revenue growth not exceeding 2% (excluding inflation) and terminal value growth rates in line with available market data specific to the operating segments concerned.

The reviews performed in December 2004 led to exceptional write-downs of 84 million of euros on goodwill and 63 million of euros on tangible and intangible assets due to a number of adverse changes during the year.

For operating entities which the Group has decided to sell, the book value of the related assets was written down to estimated market value where necessary. Where negotiations are ongoing, this value was determined by using the best estimate of the outcome of the negotiations at the balance sheet date.

Accordingly, the Group recorded write-downs of 1,029 million of euros in 2003 (including 904 million of euros in relation to Communication sector assets) and 40 million of euros in 2004.

G.  Companies accounted for under the equity method

Financial statements of companies accounted for under the equity method are adjusted, as necessary, to comply with Group accounting policies. The Group’s share in the adjusted net assets is included in assets on the consolidated balance sheet.

However, the mixed inter-municipal Belgian electricity and gas distribution companies are subject to the following exceptional treatment:

•

These companies are consolidated under the equity method by Electrabel. Ownership of the mixed inter-municipal companies is held by local authorities, in partnership with Electrabel. The mixed inter-municipal companies distribute gas and electricity, provided by Electrabel and Distrigaz, to non-industrial customers and industrial customers which do not qualify for deregulation in Belgium (and which do not exceed a given consumption threshold), hereinafter referred to as “the distribution customers” – a major customer segment.

•

The municipalities hold a monopoly over distribution to this customer segment, primarily under the specific provisions of the Law of March 10, 1925. Mixed inter-municipal bylaws and Belgian law ensure that the local authorities, in partnership with Electrabel, maintain control of the management of the mixed inter-municipal companies, irrespective of the ownership percentages of the shareholders. In order to convey the importance and economic reality of this activity, Electrabel’s share in the pre-tax income from ordinary activities of the mixed inter-municipal companies is presented in operating income under the heading “Income from mixed inter-municipal companies and joint operations” in the consolidated statements of income. Electrabel’s share in the exceptional income of these companies and in their tax charge or benefit is presented in “Share in income of companies accounted for under the equity method”.

•

For the customer segment eligible for deregulation in Belgium, electricity is supplied either directly by Electrabel, or by its subsidiary, Electrabel Customer Solutions for residential customers, with the inter-municipal companies receiving a fee for use of the distribution network.

H.  Other financial assets

Other financial assets include:

Unconsolidated investments in equity securities

These comprise long-term investments that enable business relations to be developed with the issuing company, or which provide the Group with control or significant influence over the issuing company, but which are not consolidated. Companies under exclusive or joint control, or over which the Group exercises significant influence – excluded from the scope of consolidation as they are not material in terms of the Group as a whole – represent in aggregate less than 5% of the following SUEZ consolidated key figures: revenues, net income, borrowings, and shareholders’ equity.

These investments are recorded at cost. When appropriate, provisions for impairment in value are recorded to reduce the book value to either (i) the market value determined by reference to the average stock market price of the month preceding the balance sheet date or (ii) value in use determined primarily by reference to the estimated intrinsic value and expected financial return of these investments.

Other investments

Other investments comprise investments held on a long or medium-term basis, but which do not qualify as investments in equity securities. They are recorded at cost. Where appropriate, provisions for impairment in value are recorded to reduce the carrying value to value in use, determined by reference to the estimated intrinsic value and expected financial return on these investments.

Dividends from investments in non-consolidated subsidiaries and affiliates and other long-term investments are recorded as income in the period in which the investee decides to make the dividend payment.

Other fixed assets primarily comprise amounts due from investees and advances granted to partners. These receivables are recorded at nominal value and written down to value in use where appropriate. Value in use is determined by taking into account, where applicable, the market value of assets received as settlement pursuant to contractual agreements between the Group and its partners, or of pledged collateral.

I.  Inventories and work-in-progress

Inventories of raw materials and supplies held for resale are recorded at the lower of average cost or market value. Work-in-progress is recorded at the lower of production cost – which includes costs associated with raw materials, labor and allocated overhead costs – and probable realizable value. Provisions for impairment in value of inventory totaled 85.6 million of euros, 105.6 million of euros and 137.6 million of euros at December 31, 2004, 2003 and 2002, respectively.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The nuclear fuel inventory is expensed as consumed based on estimates of the quantity of electricity produced per unit of fuel.

J.  Accounts receivable

Accounts receivable are stated at nominal value. Provisions for impairment in value are recorded based on the estimated risk of non-recovery.

The Group records transfers of trade receivables as sales of financial assets when the risks and benefits of the receivables concerned are transferred to a third party, and where the Group considers that it does not exercise any decision-making powers over that third party (see Note 20.5).

Provisions for doubtful accounts amounted to 623.6 million of euros, 557.2 million of euros and 603.2 million of euros at December 31, 2004, 2003 and 2002 respectively. “Trade accounts and notes receivable” included notes receivable of 190.3 million of euros, 118.6 million of euros, and 79.6 million of euros at December 31, 2004, 2003 and 2002 respectively.

“Other receivables” consists primarily of tax receivables and current account advances to investees.

The Group considers that it does not have any material exposure to significant concentration of credit risk, given the diverse nature of its operations and customers and the latter’s geographic location. In addition, the Group’s receivables are generally short-term.

K.  Marketable securities

Marketable securities are recorded at the lower of cost or market value. In the case of listed securities, market value is determined based on the average stock market price for the month prior to the year-end. Unrealized gains are not recognized. All gains and losses realized on the disposal of these securities are recognized in the period when the transaction took place. Realized gains and losses and reserves for unrealized losses are recorded under “Financial income/(loss)”.

L.  Special concession accounts

These liabilities include (see Note 9.3):

•

The Group’s net liability posted as the offsetting entry to fixed assets received from grantors of concessions and recorded in “Tangible Assets”. Depreciation calculated on these assets is charged to the special concession account on the liabilities side of the balance sheet and therefore has no impact on income.

•

Financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts, notwithstanding that the assets are owned by the grantor.

•

Additional depreciation (amortissement de caducité) recorded to reduce the carrying amount of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This depreciation charge is taken to income over the residual life of the contract.

M.  Reserves for contingencies and losses

A breakdown of reserves for contingencies and losses is presented in Note 15, together with details of the calculation principles applied.

Initial application, as of January 1, 2002, of CRC Regulation No. 2000-06 led the Group to amend the accounting method adopted for reserves covering the dismantling of plant and equipment. In accordance with this regulation, the present value of these commitments is recorded in reserves for contingencies and losses from the commissioning of the plant and equipment, with recognition of an asset incidental to the plant and equipment concerned, depreciated over its useful life. The reserve recorded is adjusted at each period-end in accordance with the principles detailed in Note 15. The impact of this change in accounting method is detailed in Note 13.6.

In accordance with the transitional measures set forth in CRC Regulation No. 2002-10 of December 12, 2002, the Group maintained the previous accounting treatments for reserves for major repairs in 2003 and 2004.

N.  Bond issue costs and redemption premiums

Bonds issued with redemption premiums are recorded in liabilities at their total value, taking into account the related premiums. The said premiums are recorded in prepaid expenses and are amortized over the term of the related bond in proportion to accrued interest.

Since January 1, 2001, in accordance with the method recommended in CRC Regulation No. 99-02, bond issue costs are amortized on a straight-line basis over the term of the relevant contracts. These issue costs primarily comprise advertising costs (for public issues) and commissions to financial intermediaries.

O.  Revenues

Revenues for services rendered are recognized when the service is provided to the customer. Revenues for goods provided to customers are recognized when the goods are delivered to the customer.

The methods used by the Group’s various business segments for recognizing revenues and measuring inventories and work-in-progress comply with Group policies and are therefore used for consolidation purposes.

Electricity and Gas Production, Transport and Distribution

In Belgium, these activities are primarily carried out by Electrabel, ECS, Elia, Distrigaz and Fluxys. Electricity and gas are distributed indirectly by mixed inter-municipal companies (owned by municipalities and Electrabel and accounted for under the equity method) and directly by Electrabel and Distrigaz to industrial customers and by Electrabel Customer Solutions to residential customers eligible for deregulated services. Energy delivered but not invoiced at the year-end is recognized at the estimated selling price. Transmission services are provided by Elia for high-voltage electricity, by mixed inter-municipal companies for low-voltage electricity and by Fluxys for gas.

For residential and industrial customers who do not qualify for deregulation in Belgium, the rates that apply to distribution customers, as well as the investments related to these activities, are subject to recommendations and approval by the Belgian Electricity and Gas Regulatory Commission, which reports to the Federal Minister.

Power is supplied to the distribution customers through mixed inter-municipal companies in which Electrabel generally holds an investment.

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel primarily provides them with “services, skills and experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company”. All work, supplies and services required for the purposes of the mixed inter-municipal company are therefore, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all expenses paid for the staff assigned, directly or indirectly, to run the mixed inter-municipal company.

Energy Trading

Until December 31, 2002, energy trading activities that required net cash settlement were presented net in “Revenues”. Trading activities that required physical delivery were presented gross in both “Revenues” and “Purchases and changes in inventories”.

Since January 1, 2003, energy trading transactions for the Group’s own account have been recorded within “Revenues” after netting of sales and purchases. The contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, with the aim of optimizing production assets and fuel purchase and energy sale portfolios, is recorded at the gross amount in both “Revenues” and “Purchases and changes in inventories”.

The impacts of this change in presentation method on the 2002 income statement were as follows:

In millions of euros	2002, adjusted for change in presentation	2002 published
Revenues	40,783.9	46,089.8
Purchases and changes in inventories	11,821.4	17,127.3

This change in presentation method did not have any impact on operating income.

In the financial statements for the year ended December 31, 2004 pro forma figures have been provided for 2002, adjusted for this change in presentation.

Water Distribution

Water revenues include all amounts billed to customers, excluding value-added tax, but including surtaxes and amounts collected on behalf of third parties. The surtaxes and amounts collected on behalf of third parties (local authorities) totaled 1,001 million of euros 1,035.4 million of euros and 1,081.2 million of euros for 2004, 2003 and 2002, respectively, and are recorded on a separate line under “Receipts on behalf of local authorities” in the consolidated statements of income. Commission fees received from the grantor of the concession are recorded as revenues.

Water delivered but un-metered at the year-end is recognized at the estimated selling price.

Turnkey Engineering/Energy Services/Construction

The Group recognizes revenue using the percentage of completion method. A reserve is recorded for projects which are expected to result in a loss on completion as soon as the loss is known. In estimating this loss, a percentage of potential, positive factors, notably additional invoicing and possible claims, may be taken into account. Assessment of such positive factors is based upon prior experience. All costs incurred for tenders are capitalized and fully provided for.

P.  Distinction between income from ordinary activities and exceptional income

Exceptional income and losses in the accompanying consolidated statement of income include exceptional items resulting from ordinary activities and extraordinary items. The exceptional items resulting from ordinary activities are those which do not occur as a result of the general day-to-day operations of the business, either because their amount or their impact is unusual or because they rarely occur.

In order to ensure that financial income and expense in the consolidated statements of income relates to ordinary activities, and to permit meaningful year-on-year comparisons the Group has adopted an exception to the French General Chart of Accounts whereby all capital transactions related to investments carried  at cost and amounts due from investees are recorded within exceptional items. These primarily consist of allocations and reversals of provisions related to investments and amounts due from investees and, where applicable, losses on these same receivables. The presentation of these item as exceptional income or expense rather than as gains and losses on disposals of securities leads to a more uniform presentation of the consolidated income statement. These items totaled 791.1 million of euros in 2004 (net reversal), 51.3 million of euros in 2003 (net allocation) and 958.6 million of euros in 2002 (net allocation).

For 2002 and prior fiscal years, the financial transactions of venture capital companies related to investments and amounts due from investees were recorded in income from ordinary activities, as these transactions came within the scope of these companies’ corporate purpose. As the portfolio of venture capital companies is no longer material, since January 1, 2003 the above-mentioned transactions have been recorded in the standard way in accordance with Group accounting policies, under exceptional income and expense.

Similarly, in order to maintain consistency in the presentation of financial income and to isolate within a single income statement line item all impacts of the South-American financial crisis, which led to a severe devaluation in the Argentine peso and Brazilian real, exchange gains and losses recorded by subsidiaries operating in Argentina and Brazil in relation to their liabilities denominated in strong currencies were presented in exceptional items in 2002 and 2003. The related amounts were a net gain of 180.6 million of euros in 2003 and a net loss of 483.9 million of euros in 2002.

Q.  Tax

The Group computes income tax in accordance with prevailing tax legislation in the countries where the income is earned.

Deferred taxes are calculated by the liability method for each taxable entity, on all temporary differences between the book value of assets and liabilities and their tax basis.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group. Deferred tax assets are only recognized if there is reasonable assurance of recovering them in subsequent years.

As provided in CRC Regulation No. 99-02, the Group discounts deferred taxes (relating to timing differences incurred by transactions recorded at their undiscounted value) where, for a taxable entity, the impact of discounting is material and the timing of the related reversals can be reliably established.

Discount rates are determined individually for each entity, by reference to Government bond rates and based on the timing of the expected reversals. Gains and losses resulting from changes in actuarial assumptions are recognized to the extent they exceed 10% of the discounted deferred tax asset or liability. The portion exceeding this 10% threshold is spread over the average residual useful life of the assets concerned. At December 31, 2004, unrecognized actuarial losses were not material.

At December 31, 2002, discounting deferred taxes – which primarily concerned Ondeo Services UK – led to a reduction in net deferred taxes of 569 million of euros. Part of Osuk was sold in 2003 and it was accounted for by the equity method as from that year, thus reducing the impact of this discounting to a non-material amount.

R.  Commitments for pensions and related benefits

The Group has obligations in terms of pension liabilities, early retirement, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

Costs of defined contribution plans are expensed based on the amount of contributions paid.

The Group’s obligations concerning pension plans and similar benefit commitments under defined benefit plans are valued actuarially. These calculations are based on assumptions relating to mortality, staff turnover and estimated future increases in salary, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the valuation date, on high quality corporate bonds in the related geographical area (or on government bonds in countries where no deep market for such bonds exists).

The valuation methods currently used by the Group for pension liabilities and related commitments, as presented in Note 19, comply with IAS 19, Employee Benefits.

Reserves are recorded where commitments under these plans exceed the plan assets. Where the value of plan assets is greater than the related commitments, the surplus is recorded as an asset in “Prepaid expenses”.

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and the plan assets. The amount exceeding 10% is spread over the average remaining working lives of employees.

S.  Financial instruments

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices.

Gains and losses on derivatives qualifying as hedges are recognized on a symmetrical basis with the gains and losses on the items hedged. Gains and losses on foreign exchange derivatives used to hedge net assets representing the Group’s investment in foreign subsidiaries are recorded under cumulative translation adjustments in shareholders’ equity and reclassified to income solely on the sale of the investment.

Certain foreign exchange, interest rate or equity derivatives do not qualify as hedging transactions.

Unwound positions are measured at market value at the balance sheet date and are accounted for as follows:

•

Unrealized losses on interest rate and equity derivatives are generally provided for, and unrealized gains are not recognized in income.

•

Changes in value of foreign exchange derivatives contracted on liquid currencies are recorded as income or expense. Otherwise, the accounting treatment for foreign exchange derivatives is identical to that for interest rate or equity derivatives.

The notional and market values are presented in Note 18.1. for open foreign exchange and interest rate instruments and in Note 18.2 for equity instruments.

The Group engages in energy trading activities on its own behalf and on behalf of customers. The related derivatives (with or without physical delivery at maturity) are measured at market value, taking into account the liquidity of the Group’s positions. Unrealized gains and losses are recognized in income in the period during which changes in value occur, except for positions deemed illiquid, for which only the unrealized losses are recorded.

The notional and market values for commodity instruments are presented in Note 18.3.

T.  Consolidated statements of cash flows

For the purposes of the consolidated statements of cash flows, the cash category includes cash and cash equivalents and marketable securities. Items in the cash category are short-term, highly liquid investments with an initial maturity of less than three months that are readily convertible into known amounts of cash.

The consolidated statements of cash flows show the transactions of companies included in the scope of consolidation at the year-end. The impact on cash balances of foreign exchange fluctuations (year-end rate versus opening rate and average rate for the period) and changes in Group structure resulting from transactions which did not incur any cash flow movements (for example, a public exchange offer) are identified at the bottom of the cash flow statement. The effects of acquisitions and disposals of consolidated companies are included in a seperate heading “Changes in Group structure” under “Cash flows from (used in) investing activities.

Certain movements impacting the balance sheet are not considered as cash flows. These include reclassifications, mergers and partial asset transfers, and changes in accounting method.

Net income is adjusted for non-cash items to arrive at gross cash flow. Current asset write-downs are treated as immediate realized losses and, as such, impact gross cash flow and cash flow from operating activities based on current asset movements net of write-downs.

Supplemental disclosure of cash flow information is as follows:

In millions of euros	2004	2003	2002
Cash paid: interest	1,022.9	1,058.7	1,441.0
Cash paid: income tax	729.1	632.3	573.2
Cash paid for acquisitions accounted for as purchases
Fair value of assets acquired (including goodwill)	739.0	2,465.0	4,662.0
Less: liabilities assumed	(59.0)	(963.0)	(488.0)
Less: share capital issued to sellers	—	—	—
Less: cash acquired	(3.0)	(92.0)	(50.0)
Net cash paid	677.0	1,410.0	4,124.0

U.  Earnings per share

Earnings per share is calculated based on the Group’s net income divided by the weighted average number of the parent company shares outstanding during the year. In accordance with international practice, shares outstanding are shares issued less treasury stock held by SUEZ or subsidiaries under its control (also calculated on a weighted average basis), irrespective of whether such shares are recorded in marketable securities or deducted from shareholders’ equity.

All per share data presented in the five-year financial summary and at the foot of the consolidated statements of income are calculated based on the weighted average number of shares outstanding during the reporting period, as detailed in Note 13.8.

The weighted average number of shares and earnings per share are adjusted to take into account any dilution caused by stock options, equity warrants and convertible bonds. The calculation of diluted earnings per share presented in the statement of income is detailed in Note 13.8.

V.  US GAAP reconciled financial statements

As part of its ADR program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with net income and shareholders’ equity determined in accordance with US GAAP. US GAAP key figures can vary significantly compared with their French GAAP counterparts. This is partly due to differences in Group structure (for example, Electrabel and its subsidiaries were accounted for under the equity method under US GAAP prior to 2003 as the applicable control criteria were not satisfied). Another explanatory factor is differences in accounting standards, primarily concerning acquisition accounting (SUEZ-Lyonnaise des Eaux merger, the buyout of minority interests in Société Générale de Belgique, Tractebel, SITA, etc.), reserves, financial instruments, stock options, employee savings schemes and goodwill amortization.

Once filed, by June 30 at the latest, a copy of the 20-F report can be obtained from the Company’s corporate headquarters and the Internet site www.suez.com.

NOTE 2  MAJOR TRANSACTIONS AND PRO FORMA INFORMATION

2.1  Divestment of the Group’s interests in Communication sector companies

Sale of Metropole TV

In January 2004, SUEZ sold 29.2% of the share capital of Métropole TV in a market transaction combined with a sale to institutional shareholders. Métropole TV was subsequently deconsolidated from January 1, 2004. The transaction led to a 753 million of euros disposal gain and a 934 million of euros reduction in Group debt.

The 5% of Métropole TV’s share capital retained by SUEZ was included in unconsolidaded investment in equity securities for an amount of 43 million of euros at December 31, 2004.

Sale of Noos

In accordance with a share purchase agreement entered into between Suez and United Global Com (UGC) on March 15, 2004, and further to the lifting of the applicable conditions precedent in June of that year, SUEZ sold Noos to UPC Broadband France, the holding company of the UGC France group. As a result of this transaction Suez had acquired a 19.9% stake in UPC Broadband France.

In line with the Group’s strategy of withdrawing from Communication operations, Noos was deconsolidated on January 1, 2004. As an exceptional reserve of 754 millions of euros had already been recorded in the Group’s 2003 financial statements to cover the estimated capital loss on this transaction, the completion of the sale did not have a material impact on 2004 consolidated net income.

Key data relating to M6 and Noos were as follows in 2003:

In millions of euros	Year ended Dec. 31, 2003
Revenues	553.9
Gross operating income	146.7
Capital employed at year end	456.6

2.2  Sale of Nalco in second-half of 2003

On September 3, 2003, the Group announced the sale of Nalco to a consortium comprising The Blackstone Group, Apollo Management L.P. and Goldman Sachs Capital Partners. This transaction led to a 752 million of euros capital loss in 2003. For its 2003 financial statements, the Group used the alternative accounting method permitted by CRC Regulation No. 99-02, allowing Nalco’s results to be shown on one line in the income statement as of January 1, 2003 until the date of transfer of control.

Therefore, this transaction does not affect year-on-year comparisons for 2004/2003.

2.3  Partial sale of Elia in 2002

Elia, a subsidiary of Elia System Operator (ESO), was created to manage the high-voltage electricity transmission network in Belgium. On May 31, 2002, the Group sold 30% of ESO to Publi-T, a company owned by several Belgian local authorities. Following this transaction, the Group held 70% of both companies. This percentage fell to 64% in 2003 following the break-up of CPTE (ESO’s parent company) when the partnership between Electrabel and SPE was terminated.

The Belgian Federal Council of Ministers’ appointment of ESO to manage the transmission network was finalized on September 13, 2002. ESO and Elia, fully consolidated up until the appointment, have since been accounted for under the equity method, as ESO’s new non-executive directors entered into office at that date, leading to the Group’s loss of control over this company.

The net capital gain attributable to the Group on this sale amounted to 166.9 million of euros in 2002. The transaction was accompanied by a resale option granted to the purchaser (the main terms and conditions of which are presented in Note 20.3 Other Commitments). The resale option, which was not exercised, expired on February 29, 2004.

In 2002, Elia contributed 61 million of euros to revenues, 244 million of euros to gross operating income and 119 million of euros to gross cash flow. In 2003 and 2004, the Group’s share in Elia’s net income (accounted for by the equity method) amounted to 58 million of euros and 40 million of euros respectively.

2.4  Situation in Argentina

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. In 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID).

Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedures are aimed at obtaining an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the Argentine peso’s devaluation.

The related proceedings are currently underway. An initial arbitration hearing took place on June 7, 2004 and claims were filed for each of the following concessions: Aguas Provinciales de Santa Fé (September 20, 2004), Aguas Cordobesas (October 5, 2004) and Aguas Argentinas (January 3, 2005).

While the Argentine economy was more stable in 2004, it continued to suffer from the devaluation of the peso. Against this backdrop, in May 2004, SUEZ Environment signed an agreement (“Acta Acuerdo”) with the Argentine government as a transitional stage in the renegotiation of the Aguas Argentinas concession contract. This agreement provided for the continuity of water and sanitation services in 2004 for the entire concession area. Two months later, in July 2004, Aguas Argentinas signed an interim financial agreement with private banks and multilateral organizations which provided for a debt reduction through a partial debt repurchase comprising a 35% discount on the repurchased debt total. The agreement also provided for financial interest rate adjustments for the period between 2002 and 2004. A similar transitional agreement was signed in October of the same year (for 2004)

between Aguas Cordobesas and the provincial government. These transitional agreements terminated on December 31, 2004.

Negotiations between the water concession holders and the concession granting authorities started up again in early 2005 but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows.

Due to the situation explained above, the Group reassessed its risks in relation to the value of these subsidiaries’ assets and recorded a 136 million of euros exceptional pre-tax charge in 2004. As the Group had already covered the related risks at the end of 2003 for its Group share, the impact on 2004 consolidated net income was not material.

The Group’s debt guarantee commitments (for debts included in the consolidated balance sheet) given to lenders (including IFC, BID and DEI BNP), as well as performance bonds issued to the Argentine government totaled approximately 350 million of USD at December 31, 2004. If the negotiations under way fail, these guarantees could be called upon before completion of the arbitration proceedings.  In such a case, SUEZ would take all necessary action to safeguard its legitimate interests. However, in view of the reserves recorded to cover this risk since 2001, this outcome would not have a material negative impact on consolidated net income.

NOTE 3  OPERATING INCOME

3.1  Other operating income

In millions of euros	2004	2003	2002
Internal costs allocated to capitalized assets (a)	486.3	396.2	587.4
Expense transfers	81.8	131.5	130.8
Income from disposals and sales	132.9	51.7	362.8
Other income from ordinary activities	646.9	465.5	525.4
Total	1,347.9	1,044.9	1,606.3

(a)

Costs incurred in respect of tangible assets produced and used internally by the Group.

3.2  Income from mixed inter-municipal companies and joint operations

In millions of euros	2004	2003	2002
Share in mixed inter-municipal companies’ income	341.3	436.3	460.9
Partnerships	4.9	7.2	6.4
Total	346.2	443.5	467.3

The income of inter-municipal companies corresponds to the share due to Electrabel, a SUEZ Tractebel subsidiary, of the income from ordinary activities of mixed gas and electricity inter-municipal companies, through which Electrabel has partnership links with several Belgian municipalities.

3.3  Other operating expenses consist of the following:

In millions of euros	2004	2003	2002
Supplies and utility costs (a)	3,223.4	2,443.6	1,849.7
Subcontracting	2,647.5	2,479.7	2,432.8
Rental and joint ownership expenses	603.5	578.1	527.1
External personnel	645.5	634.6	605.2
Repairs and maintenance (b)	1,295.8	720.2	772.0
Professional fees	336.5	426.6	542.0
Other (c)	4,626.4	5,096.0	6,299.9
Total	13,378.6	12,378.8	13,028.7

(a)

The increase in this item primarily reflects a significant rise in transport costs for Electrabel Customer Solutions (6 months of operations in 2003 due to electricity market deregulation from July 1, 2003).

(b)

In 2003, 484 millions of euros relating to repairs and maintenance was presented in the “Other” line item.

(c)

The decrease in “Other” is essentially due to the sale of Cespa and the Group’s Communication sector companies, as well as the termination of the Ondeo Puerto Rico water distribution contract.

3.4  Depreciation, amortization, reserves and provisions:

In millions of euros	2004	2003	2002
Depreciation and amortization	1,797.0	1,982.7	2,613.8
Intangible assets (a)	183.1	252.5	303.2
Tangible assets (b)	1,550.7	1,660.8	2,238.4
Assets under concession	63.1	69.4	72.2
Reserves and provisions	536.3	539.5	457.1
Renewal of fixed assets	108.1	95.9	93.1
Inventories, accounts receivable and marketable securities	90.4	86.3	54.9
Contingencies and losses	335.3	369.1	277.8
Other	2.6	(11.8)	31.3
Total	2,333.3	2,522.2	3,070.9

(a)

The decrease in the amortization charge for intangible assets primarily reflects changes in Group structure during the year (Ondeo Puerto Rico, Communication sector sales)

(b)

Including depreciation relating to assets held under capital lease contracts, totaling 113.8 millions of euros in 2004, 96.2 millions of euros in 2003 and 98.1 millions of euros in 2002.

NOTE 4  FINANCIAL INCOME AND EXPENSE

In millions of euros	2004	2003	2002
Dividends from investments (a)	104.8	118.3	338.3
Net interest and similar expenses	(914.3)	(1,097.8)	(1,385.4)
Net allocations to reserves	(14.4)	(128.5)	(122.7)
Other financial income	148.8	227.9	193.8
Net financial expense	(675.1)	(880.1)	(976.0)

(a)

The decrease in dividends from investments is due to non-consolidated securities sold in 2002, for which dividends were no longer received in 2003 or 2004.

NOTE 5  EXCEPTIONAL INCOME AND EXPENSE

In millions of euros	2004	2003	2002
Disposal gains and losses, net	890.6	(953.8)	600.6
Other exceptional income and expense, net	65.8	(1,803.6)	(2,384.3)
Exceptional income/(expense)	956.4	(2,757.4)	(1,783.7)

5.1  Disposal gains and losses, net

In 2004, this item primarily included the 752.8 million of euros gain arising on the Group’s disposal of a 29.2% stake in Métropole TV, as well as gains and losses on various non-material transactions carried out as part of the Group’s portfolio management operations.

In 2003, this item comprised losses on disposal of Nalco (752 million of euros) and Northumbrian (360 million of euros), as well as losses relating to various listed securities (including AXA, Total, Fortis, SES, and Iberdrola) for 54 million of euros, offset by a capital gain of 226 million of euros on the sale of the Group’s Cespa shares.

In 2002, disposal gains primarily concerned the sale of securities of TPS (169.8 million of euros), Scottish Power (112.1 million of euros), Château d’Eau (90.2 million of euros), Arcelor (51.4 million of euros), Iberdrola (103.6 million of euros), Acesa (108.5 million of euros), Adeslas (82.8 million of euros) and the partial sale of Elia (538.9 million of euros – see Note 2.3). The line item also included gains realized on the sale of various real-estate assets (188.3 million of euros) leased back by the Group under operating leases (see Note 20.2), offset by the negative net impact of the sale of and allocations to/reversals of provisions against securities of AXA (225.4 million of euros) and Fortis (244.6 million of euros). Finally, this item also included 353 million of euros in provisions relating to the portfolio of miscellaneous listed and unlisted securities.

5.2  Other exceptional income and expense, net

In 2004, the Group adjusted its reserves relating to nuclear waste reprocessing in line with the measurement principles approved in Belgium by the Electricity and Gas Monitoring Committee set up in 2004 (see Note 15-a), recording a 152.3 million of euros reversal. 52.8 million of euros of this reversal impacted net consolidated income.

The Group also reviewed its estimates in relation to SUEZ’s commitments for supplementary pension benefits payable to personnel providing services on behalf of distribution network operators in Belgium (mixed inter-municipal companies), in order to take into account the changes arising due to the restructuring of the sector further to market deregulation. Adjustments to these commitments had a net negative impact on consolidated net income of 29.7 million of euros, reflecting the combined effects of exceptional income of 140 million of euros (70 million of euros attributable to the Group), a tax charge of 48 million of euros (24 million of euros attributable to the Group) and an exceptional expense of 152 million of euros (76 million of euros attributable to the Group) presented under the Group’s share in income of mixed inter-municipal companies accounted for under the equity method.

SUEZ also recorded 161.4 million of euros in accelerated reversals of the negative goodwill recognized in 1998 on the acquisition of the Brazil-based subsidiary, Tractebel Energia, to reflect favorable developments in the local legal and regulatory environment in 2004 (publication of legislation and decrees defining the Brazilian energy supply framework) and the removal of uncertainties identified at the time the company was acquired.

This income was partially offset by an expense of 74.2 million of euros due to the termination of Degremont’s sales operations in the United Kingdom, 80.2 million of euros in net restructuring costs and 147 million of euros in exceptional write-downs of tangible and intangible assets.

Finally, developments in the situation of the Group’s water concession holders in Argentina had a 135.7 million of euros negative impact on net exceptional income including minority interests. However, these developments had a 7.7 million of euros positive impact on net exceptional income (Group share), thanks notably to the debt renegotiation which took place during the year (see Note 2.4).

In 2003, other net exceptional expenses comprised various restructuring charges and reserves amounting to 198 million of euros, and asset write-downs or reserves for losses on planned disposals for 1,070 million of euros (including 754 million of euros concerning Noos, and 150 million of euros for Neuf Telecom). This item also included a 466 million of euros charge for impairments of certain assets, mainly breaking down as: 73 million of euros for listed securities, 147 million of euros relating to goodwill on the U.S. Water distribution subsidiaries, 100 million of euros in exceptional goodwill amortization for the German Waste Services subsidiaries, and 47 million of euros for the write-down of goodwill for other Waste Services subsidiaries. Other exceptional expenses in 2003 also included various charges and reserves totaling 73 million of euros resulting from the termination of contracts, particularly the Puerto Rico contract.

In 2002, other net exceptional expenses included the impact of the South-American financial crisis in the amount of 826.1 million of euros, as well as various charges and reserves relating to the discontinuation of activities (299.1 million of euros, primarily concerning the Jakarta, Manila and Atlanta contracts) and an expense of 786.6 million of euros related to write-downs of certain assets: 162 million of euros for goodwill on German subsidiaries in the Waste Services sector, 175 million of euros for securities and other assets in the Communication sector, 143 for goodwill on Chilean water subsidiaries and 242 million of euros for Dutch energy subsidiaries. This item also included various restructuring costs and reserves totaling 168.3 million of euros.

NOTE 6  INCOME TAX

6.1  Income tax

Income before income tax and goodwill amortization of consolidated companies breaks down as follows:

In millions of euros	2004	2003	2002
Income from ordinary activities of consolidated companies	2,926.2	2,324.8	2,731.6
Exceptional income/(expense)	956.4	(2,757.4)	(1,783.7)
Income before income tax and goodwill amortization	3,882.6	(432.6)	947.9
French companies	515.7	(1,048.0)	(694.1)
Foreign companies	3,366.9	615.4	1,642.0
Income before income tax and goodwill amortization	3,882.6	(432.6)	947.9

A reconciliation of the French statutory income tax rate (35.43% since 2002) with the Group’s effective income tax charge for 2004, 2003 and 2002 is presented below:

In millions of euros	2004	2003	2002
Income before income tax and goodwill amortization multiplied by French statutory income tax rate	(1,375.6)	153.3	(335.9)
Impact of:
Taxation in jurisdictions outside France	113.0	63.4	(20.3)
Permanent differences	485.8	(45.3)	249.6
Capital gains and other income taxed at a reduced rate or nil (a)	157.7	211.1	84.0
Additional tax expense (b)	(94.4)	(79.4)	(53.4)
Discounting of deferred tax balances	(15.5)	(0.9)	52.4
Unrecognized deferred tax assets on timing differences and tax loss carry-forwards	(139.1)	(1,048.2)	(732.9)
Impact of changes in tax rates	(117.1)	(5.7)	(23.8)
Tax credits	42.0	19.1	66.3
Other	6.4	11.6	56.9
Actual income tax charge	(936.8)	(721.0)	(657.1)
Effective tax rate (actual income tax charge divided by income before income tax and goodwill amortization)	24.1%	nm	69.3%

(a)

Including capital gains on sales of securities not taxed in Belgium, the impact of securities transactions taxed at a reduced rate in France and of specific tax regimes applied to Belgian coordination centers.

(b)

Including the 5% tax payable on dividends in Belgium.

The income tax charge for 2004, 2003 and 2002 breaks down as follows:

In millions of euros	Income tax on income from ordinary activities			Income tax on exceptional income			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Current income tax
France	(54.2)	(82.4)	(3.6)	(3.8)	9.8	(54.0)	(58.0)	(72.6)	(57.6)
Outside France	(647.4)	(535.8)	(558.1)	81.7	(74.3)	150.6	(565.7)	(610.1)	(407.5)
Total	(701.6)	(618.2)	(561.7)	77.9	(64.5)	96.6	(623.7)	(682.7)	(465.1)
Deferred income tax
France	(15.1)	(4.4)	(19.9)	(19.5)	8.2	5.7	(34.6)	3.8	(14.2)
Outside France	(50.4)	(51.9)	(139.9)	(228.1)	9.8	(37.9)	(278.5)	(42.1)	(177.8)
Total	(65.5)	(56.3)	(159.8)	(247.6)	18.0	(32.2)	(313.1)	(38.3)	(192.0)
Total income tax charge	(767.1)	(674.5)	(721.5)	(169.7)	(46.5)	64.4	(936.8)	(721.0)	(657.1)

In 2004, SUEZ was the parent company of a tax consolidation group comprising 172 companies. Other tax groups have been formed in France where possible.

At December 31, 2004, the Group had net operating loss carry-forwards (NOLs) and tax credits carried forward of 6,165.2 million of euros, which will expire as follows:

In millions of euros	NOLs and tax credits carried forward
2005	139.5
2006	68.2
2007 (a)	1,405.4
2008	436.8
2009	108.2
2010 and beyond	4,007.1
Total	6,165.2

(a)

The tax loss carry-forwards in the table above include those of French companies subject to reduced rates, which will be time-barred as from January 1, 2007 (1,320.1 million of euros).

6.2  Deferred taxes

Net deferred tax assets and liabilities, before netting of deferred tax assets and liabilities by tax entity, are detailed hereafter:

In millions of euros	2004	2003	2002
Deferred tax assets:
Net operating loss carry-forwards (a)	1,575.0	2,831.9	1,570.9
Pension commitments	484.2	622.3	652.5
Non-deductible provisions (b)	588.7	1,068.8	886.8
Net unrecognized deferred tax assets (c)	(1,870.7)	(2,408.1)	(1,484.4)
Other	633.7	642.0	866.2
Total	1,410.9	2,756.9	2,492.0
Deferred tax liabilities:
Intangible asset fair value adjustments (d)	(113.9)	(154.7)	(1,078.2)
Differences between tax and accounting values of fixed assets	(590.5)	(595.9)	(1,394.9)
Tax-driven reserves	(221.0)	(225.7)	(236.1)
Discounting of deferred tax liabilities (e)	0.8	16.5	569.3
Other (f)	(796.4)	(1,789.4)	(1,410.0)
Total	(1,721.0)	(2,749.2)	(3,549.9)
Net deferred tax (liabilities)/assets	(310.1)	7.7	(1,057.9)

(a)

This change primarily reflects the sale of the Group’s Communication sector companies (320 millions of euros negative impact), as well as movements concerning the SUEZ tax consolidation group (593 millions of euros negative impact related to the utilization of long-term capital losses in 2004 and to the impact on future reduced tax rates in France further to the Amended Finance Act of 2004).

(b)

The decrease in this item primarily reflects reversals of provisions relating to Communication sector companies sold in 2004.

(c)

Unrecognized net deferred tax assets relating to the SUEZ tax consolidation group alone totaled 724 million of euros at December 31, 2004, compared with 885 million of euros one year earlier. The change in 2004 mainly stems from utilizations during the year of deferred tax assets relating to tax loss carry-forwards which were previously unrecognized.The sales of the Group’s Communication sector companies in 2004 had a 452 million of euros impact on this item.

(d)

The decrease in this item in 2003 was due to the Nalco disposal.

(e)

The decrease between 2002 and 2003 was attributable to the equity accounting of Northumbrian in 2003.

(f)

The difference in this item between 2003 and 2004 primarily reflects changes to tax exemption provisions in France and as from 2007 the impact of temporary differences subject to reduced rates (particularly internal provisions), further to the Amended French Finance Act of 2004.

The most distant date for utilizing unrecognized net deferred tax assets must be considered to be infinite, since most losses may be carried forward indefinitely.

Movements in recognized net deferred tax assets after netting of deferred tax assets and liabilities by tax entity, break down as follows:

In millions of euros	Assets	Liabilities	Net position
At December 31, 2003	895.7	(888.0)	7.7
Net income for the period	(999.7)	686.6	(313.1)
Other (including changes in scope of consolidation)	(346.4)	341.7	(4.7)
Impact of netting by tax entity	1,028.9	(1,028.9)	—
At December 31, 2004	578.5	(888.6)	(310.1)

NOTE 7  COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

In millions of euros	2004		2003		2002
	Group’s share in net assets	Group’s share in net income	Group’s share in net assets	Group’s share in net income	Group’s share in net income
Belgian mixed inter-municipal companies (a)	1,874.8	(178.0)	2,233.1	0.8	2.6
Compagnie Nationale du Rhône (CNR) (b)	355.6	22.8	326.6	0.7	-
Northumbrian group (c)	270.9	25.0	197.2	(6.6)	1.3
Elia (d)	109.0	40.1	154.4	58.1	27.6
Other	443.9	34.3	422.2	112.7	19.9
Total	3,054.2	(55.8)	3,333.5	165.7	51.4

(a)

Electrabel’s share in the income from ordinary activities of mixed inter-municipal gas and electricity distribution companies is included in operating income (see Note 3.2 for further details). Electrabel’s share in the exceptional income and expense of these companies is recorded under “Share in income of companies accounted for under the equity method”. Details relating to exceptional income and expense are set out in Note 5.2.

(b)

Following the acquisitions in June 2003 from various municipalities and in December 2003 from EDF, Electrabel held 49.95% of CNR’s share capital at December 31, 2004 and the Group held 48.08% of the company’s voting rights.

(c)

Listed company accounted for under the equity method as of January 1, 2003 following partial sale.

In 2004, the Group recorded a 65.3 million of euros reversal from the write-down provision recorded against the Northumbrian group due to changes in the entity’s share price further to its stock market listing.

(d)

Following the appointment of ESO to manage the electricity transmission network by the Belgian Federal Council of Ministers on September 13, 2002 and the entry into office of the new ESO non-executive directors, ESO and Elia have been accounted for under the equity method since that date.

The Group received dividends from companies accounted for under the equity method of 526.7 million of euros, 606.5 million of euros and 492.7 million of euros in 2004, 2003, and 2002, respectively.

Goodwill related to companies accounted for under the equity method is not included in the table above. Instead it is included in “Goodwill” and totaled 120.5 million of euros at December 31, 2004, compared with 128.4 million of euros at December 31, 2003 and 50.6 million of euros at December 31, 2002 (see Note 8).

The table below provides the main items of the combined financial statements of the Belgian inter-municipal companies for the years ended December 31, 2004 and 2003 according to Belgium generally accounting principles. These companies were accounted for under the equity method in the Group’s 2004 and 2003 consolidated accounts.

Belgian inter-municipal companies

In millions of euros	2004	2003
Balance sheet information
Total current assets	3,036	3,544
Total assets	10,885	10,917
Total current liabilities	2,012	3,241
Total liabilities	3,592	3,900
Shareholders’ equity	7,293	7,017
Total liabilities and shareholders’ equity	10,885	10,917
Income statement information
Revenues	3,377	4,928
Other operating income	129	146
Operating expenses	2,891	4,007
Net income	587	1,070

The 2004 accounts of CNR and Elia, which are accounted for under the equity method in the Group’s consolidated financial statements for the year ended December 31, 2004, have not yet been approved by their respective Boards of Directors. The main line items shown below therefore correspond to the 2003 and 2002 accounts prepared in accordance with Belgian GAAP for Elia and French GAAP for CNR.

Compagnie Nationale du Rhône (CNR)

In millions of euros	2003	2002
Balance sheet information
Total current assets	161	163
Total assets	3,194	3,228
Total current liabilities	136	163
Total liabilities	141	177
Shareholders’ equity	3,053	3,051
Total liabilities and shareholders’ equity	3,194	3,228
Income statement information
Revenues	558	406
Other operating income	8	4
Operating expenses	504	378
Net income	41	22

Elia System Operator

In millions of euros	2003	2002
Balance sheet information
Total current assets	302	216
Total assets	3,721	3,561
Total current liabilities	1,621	1,091
Total liabilities	2,637	2,497
Shareholders’ equity	1,084	1,064
Total liabilities and shareholders’ equity	3,721	3,561
Income statement information
Revenues	693	669
Other operating income	17	27
Operating expenses	497	509
Net income	106	64

NOTE 8  GOODWILL

In millions of euros – net book value	Positive	Négative
Balance sheet at December 31, 2002	8,710.9	(334.0)
Goodwill recorded in 2003	712.6	(6.5)
Significant changes include:
Electrabel (from 45.32% to 50.12%)	359.5
Compagnie Nationale du Rhône (CNR)	96.1
Tirreno Power	81.0
ACEA group	38.4
Changes in scope of consolidation and unrealized foreign exchange gains and losses (a)	(2,885.7)	74.1
Amortization expense	(287.3)	20.5
Exceptional impairment charge (b)	(399.0)
Balance sheet at December 31, 2003	5,851.5	(245.9)
Goodwill recorded in 2004	243.8	1.2
Significant changes include:
Acquisition of an additional 10% stake in Fluxys	86.4
Acquisition of an additional 10% stake in DISTRIGAS	43.7
Acquisitions by the Agbar group	45.9
Changes in scope of consolidation and unrealized foreign exchange gains and losses (c)	(347.4)	5.0
Amortization expense	(272.0)	18.8
Exceptional impairment charges/impairment reversals (d)	(124.0)	161.4
Balance sheet at December 31, 2004	5,351.9	(59.5)

(a)

Including the negative impacts of (i) exchange rate fluctuations in the amount of 175.4 million of euros and (ii) disposals in the amount of 2,752.2 million of euros (particularly Nalco for 2,584.4 million of euros, Cespa for 32.4 million of euros, and Northumbrian for 46.0 million of euros .

(b)

In 2003, including 309.1 million of euros relating to operating units which the Group intends to hold on a going concern basis, including the write-down of goodwill relating to the U.S. Water distribution subsidiaries (146.9 million of euros), and an additional write-down in the Waste Services business line in Germany (100 million of euros). As necessitated by revised profit forecasts for the entities concerned, these write-downs brought the value of these entities on consolidation into line with their value in use (see Note 1-F).

(c)

Including the negative impacts of exchange rate fluctuations in the amount of 47.8 million of euros and disposals in the amount of 223.9 million of euros (particularly M6 for 176 million of euros).

(d)

Including a 161.4 million of euros exceptional reversal of negative goodwill recorded in relation to Tractebel Energia (see Note 5). In 2004, this line also included exceptional charges of 84 million of euros relating to operating units which the Group intends to hold on a going concern basis.

The breakdown by segment is as follows (based on the related parent-company segment):

In millions of euros – net book value	2004	2003
Positive goodwill
Energy	3,108.4	3,268.3
SUEZ Environment (SE)	1,696.0	1,875.0
Others (a)	547.5	708.2
Total	5,351.9	5,851.5
Negative goodwill
Energy	31.4	206.3
SUEZ Environment (SE)	28.1	39.6
Others	—	—
Total	59.5	245.9

(a)

For 2004 and 2003, the goodwill from companies in the “Other” segment concerns subsidiaries operating in Energy (366.3 million of euros and 320.7 million of euros respectively), SE (180 million of euros and 194.9 million of euros respectively) and Other activities (1.2 million of euros and 192.7 million of euros respectively).

NOTE 9  TANGIBLE AND INTANGIBLE ASSETS, DEPRECIATION AND AMORTIZATION

9.1  Tangible and intangible assets

At cost:

	Movements during the year
In millions of euros	At Dec. 31, 2003	Changes in consolidation scope and foreign exchange gains/(losses) (a)	Additions	Other movements (b)	At Dec. 31, 2004
Intangible assets	3,242.2	(641.0)	119.8	(11.3)	2,709.7
Assets owned outright	44,446.4	(1,795.9)	1923.0	(1,305.8)	43,267.7
Assets under concession	8,469.9	83.7	221.1	88.4	8,863.1
Tangible assets	52,916.3	(1,712.2)	2,144.1	(1,217.4)	52,130.8

(a)

The decrease in intangible assets during the year primarily reflects the derecognition of Noos’ user rights further to its deconsolidation (386.7 million of euros), the deconsolidation of M6 (161.5 million of euros) and the change in consolidation method for Aguas Andinas (71.7 million of euros).

The decrease in tangible assets in 2004 was mainly due to the disposal of Noos (571.1 million of euros) and the change from full consolidation to proportional consolidation for Aguas Andinas further to a partial sale of the company (596.5 million of euros ).

Foreign exchange gains and losses include the negative impact of exchange rate changes for the U.S. dollar (568.3 million of euros), and the Argentine peso (64.8 million of euros).

(b)

Other movements primarily include a 1,425 million of euros reduction due to assets divested or scrapped, partially offset by a 168.7 million of euros increase relating to assets under concession representing capital expenditure financed or contributed by third parties (local authorities, water authorities).

Depreciation and amortization:

	Movements during the year
In millions of euros	At Dec. 31, 2003	Changes in consolidation scope and foreign exchange gains/(losses) (a)	Additions	Other movements (b)	At Dec. 31, 2004
Accumulated amortization, intangible assets	1,609.4	(379.2)	212.2	(86.6)	1,355.8
Assets owned outright	22,920.0	(591.2)	1,994.6	(1,040.8)	23,282.6
Assets under concession	2,869.0	8.6	62.0	129.5	3,069.1
Accumulated depreciation, tangible assets	25,789.0	(582.6)	2,056.6	(911.3)	26,351.7

(a)

In relation to intangible assets, these movements principally reflect the derecognition of the amortization on Noos’ user rights, amounting to 224.8 million of euros and the deconsolidation of M6, representing a decrease of 127.3 million of euros.

(b)

In relation to depreciation of tangible assets, movements in 2004 primarily reflect the disposal of Noos, which corresponded to a 290.5 million of euros reduction, and the change of consolidation method for Aguas Andinas from full consolidation to proportional consolidation further to the company’s partial sale (73.7 million of euros reduction). The fall in the value of the U.S. dollar had a 127.4 million of euros negative impact in 2004.

(c)

Includes the impact of assets divested or scrapped (negative impact of 933 million of euros) and, among assets under concession, depreciation recorded on behalf of concession grantors paid out of the special contra account for fixed assets received, included in liabilities in the balance sheet (138.9 million of euros).

9.2  Tangible assets owned outright

In millions of euros	2004	2003	2002
Land	1,180.1	1,282.0	817.2
Buildings	2,535.7	3,405.4	4,731.8
Plant and equipment	10,892.1	11,290.2	15,783.2
Capitalized dismantling and site rehabilitation costs(a)	151.0	161.9	163.8
Vehicles	429.2	584.7	623.9
Fixed assets under capital leases	1,172.2	1,202.8	908.0
Construction in progress and down-payments	2,460.6	2,377.0	2,989.5
Other fixed assets	1,164.2	1,222.4	1,654.4
Total net value	19,985.1	21,526.4	27,671.8

(a)

See Note 1-M.

Fixed assets under capital leases at December 31, 2004, 2003 and 2002 break down as follows:

In millions of euros	2004	2003	2002
Buildings	296.2	270.3	270.0
Plant and equipment	1,374.6	1,321.4	921.5
Vehicles and other tangible fixed assets	94.1	104.7	217.7
Gross fixed assets under capital leases	1,764.9	1,696.4	1,409.2
Accumulated depreciation	(592.7)	(493.6)	(501.2)
Net fixed assets under capital leases	1,172.2	1,202.8	908.0

Charges for depreciation and provisions against tangible assets owned outright amounted to 1,994.6 millions of euros, 1,682.4 millions of euros, and 2,331.4 million of euros in 2004, 2003 and 2002 respectively. These are mainly presented in “Depreciation, amortization and provisions” in the consolidated statement of income.

9.3  Tangible assets under concession

In millions of euros	2004	2003	2002
Placed under concession by the concession holder	2,250.3	2,058.1	1,949.4
Placed under concession by the concession grantor	3,543.8	3,542.8	3,654.6
Net value – assets	5,794.1	5,600.9	5,604.0
Financing by third parties	317.0	277.1	292.9
Counterpart of fixed assets received	3,543.8	3,542.8	3,654.6
Additional amortization due to asset lives greater than concession duration	1,138.0	1,027.5	901.7
Concession accounts - liabilities (a)	4,998.8	4,847.4	4,849.2
Total net book value	795.3	753.5	754.8

(a)

See Note 1-L.

9.4  Intangible assets

In millions of euros	2004	2003	2002
Intangible assets resulting from the acquisition of SEIS and SE companies (a)	102.3	169.7	2,191.9
Purchased goodwill	106.2	129.6	296.8
Software	134.3	163.0	192.2
Intangible rights related to concession contracts (b)	560.9	533.3	481.2
Other intangibles	450.2	637.2	740.9
Total net value	1,353.9	1,632.8	3,903.0

(a)

Mainly concerning Nalco and Aguas Andinas in 2002 and exclusively Aguas Andinas from 2003. These assets principally comprise customer portfolios, brands (trade and brand names concerning the companies’ major products) as well as patents and licenses for Nalco. For Aguas Andinas, these intangible assets mainly represent water rights.

(b)

Fully consolidated up until 2003, Aguas Andinas became proportionally consolidated in 2004.

NOTE 10  INVESTMENTS AND MARKETABLE SECURITIES

10.1   Equity securities and other investments

The main equity securities and other investments are as follows:

	At December 31, 2004		At December 31, 2003		At December 31, 2002
In millions of euros	Market or estimated value	Net book value	Market or estimated value	Net book value	Market or estimated value	Net book value
Listed securities
Gas Natural	302.0	244.2	211.8	203.2	209.7	208.8
Union Fenosa	117.2	105.5	90.2	86.5	76.0	77.7
Métropole TV (M6) (a)	137.8	43.1	-	-	-	-
Acea	46.4	31.1	29.6	28.0	20.5	20.5
Cegedel	31.1	27.2	27.1	27.0	22.9	22.8
Total	8.1	6.8	14.8	14.2	527.4	527.4
Fortis (b)	-	-	297.6	292.5	1,669.3	1,669.3
S.E.S Global	-	-	-	-	106.4	106.4
Unlisted Communication sector securities	261.7	261.7	244.7	244.7	401.3	401.3
Repurchase agreements (c)	-	-	-	-	1,107.4	1,107.4
Other (d)	1,277.9	941.5	1,568.7	1,307.8	1,593.6	1,592.0
Total	2,182.2	1,661.1	2,484.5	2,203.9	5,734.5	5,733.6

(a)

Further to the partial disposal and deconsolidation in 2004 of the Métropole TV (M6) group, SUEZ retained 5% of the company’s capital. This stake in M6, which was proportionally consolidated in 2003, is now included within equity securities.

(b)

During 2003, the 70 million Fortis shares underlying the bonds redeemable in Fortis shares issued during the period were reclassified and recorded under marketable securities (see Note 10.4). The remaining shares held under equity securities were sold in 2004.

(c)

Within the context of the active management of these equity securities, the Group entered into a number of share repurchase agreements and equivalents in 2002. The securities concerned were maintained in the consolidated balance sheet. These corresponded to investments in AXA (11.3 million shares, for a net book value of 157.1 million of euros), Fortis (38.7 million shares, for a net book value of 636.2 million of euros), Total (1.5 million shares for a net book value of 204.4 million of euros) and Vinci (2 million shares for a net book value of 109.7 million of euros). All the securities concerned were sold in 2003.

(d)

In 2003, this line included Umicore shares in an amount of 181.3 million of euros further to Umicore’s deconsolidation at December 31, 2003.

The majority of these shares were sold in 2004 in connection with the early redemption of bonds exchangeable for Umicore shares.

Movements in this item break down as follows:

In millions of euros
At December 31, 2002	5,733.6
Acquisitions (a)	115.5
Disposals, net book value (b)	(2,097.8)
Net allocations to provisions	(161.4)
Changes in scope of consolidation, exchange rate fluctuations and other changes(c)	(1,386.0)
At December 31, 2003	2,203.9
Acquisitions (a)	160.7
Disposals, net book value (b)	(610.6)
Net allocations to provisions	(80.8)
Changes in scope of consolidation, exchange rate fluctuations and other changes	(12.1)
At December 31, 2004	1,661.1

(a)

In 2003, acquisitions primarily included shares in Seanergie (19.6 million of euros) and LGAI (11.0 million of euros).

In 2004, they mainly included shares in Gas Natural (35.3 million of euros). Other acquisitions were not material when considered on an individual basis.

(b)

In 2003, the main disposals involved shares in Fortis (837.8 million of euros), Total (718.9 million of euros), AXA (157.1 million of euros), SES Global (106.4 million of euros) and Vinci (109.7 million of euros).

In 2004, the main disposals involved shares in Fortis (292.5 million of euros) and Umicore (175.6 million of euros).

(c)

In 2003, changes primarily included the negative impact of the reclassification into marketable securities of 1,190 million of euros worth of Fortis shares underlying the bonds redeemable in Fortis shares, the first-time consolidation of Acea Electrabel (200.2 million of euros) and the deconsolidation of Umicore (181.3 million of euros).

The Group realized net gains on the disposal of equity securities of 74.3 million of euros in 2004 and 501.6 million of euros (after provision reversals) in 2002, and a net loss of 91.8 million of euros in 2003. These amounts are recorded under exceptional income and expense in the consolidated statements of income.

10.2  Companies accounted for under the equity method

See Note 7.

10.3  Other financial assets

Other financial assets primarily comprised the Group loan to Elia in the net amount of 642.5 million of euros, as well as receivables due from inter-municipal companies concerning supplementary pension benefits payable to personnel providing services on behalf of distribution network operators in Belgium, in an amount of 345.5 million of euros. The loans granted by SUEZ as part of its Cable activities (amounting to 487.7 million of euros net in 2002) to SUEZ Lyonnaise Telecom – which was proportionally consolidated on a 50.1% basis in 2003 – were fully written down in 2003 and sold in 2004.

10.4   Marketable securities

The estimated fair value of the Group’s marketable securities at December 31, 2004 was 3,520.6 million of euros (5,022.4 million of euros at year-end 2003), representing an unrealized capital gain of 179.2 million of euros (7.4 million of euros in 2003). Fortis shares represented 167.2 million of euros of this unrealized gain.

At December 31, 2004, marketable securities mainly included commercial paper, mutual fund units and the Fortis shares underlying bonds redeemable in shares (1,232.7 million of euros).

Net reversals of provisions for impairment in value of marketable securities, which are recorded in financial income, amounted to 1.3 million of euros in 2004 and 3.7 million of euros in 2003, compared to net provision allocations of 6.7 million of euros in 2002.

Net gains and losses from sales of marketable securities, included in other net financial income in the same way as all other income from marketable securities, can be analyzed as follows:

In millions of euros	Gains	Losses	Net
2004	54.3	(10.1)	44.2
2003	112.4	(81.0)	31.4
2002	67.8	(60.4)	7.4

NOTE 11  CURRENT ASSETS

11.1  Inventories and work-in-progress

In millions of euros	2004			2003			2002
	Gross	Provisions	Net	Gross	Provisions	Net	Gross	Provisions	Net
Raw materials	818.7	61.3	757.4	884.1	70.6	813.5	1,063.5	75.2	988.3
Work in-progress (a)	504.3	21.8	482.5	764.2	30.1	734.1	1,220.3	53.7	1,166.6
Finished products and goods held for resale	274.4	2.5	271.9	307.4	4.9	302.5	506.4	8.7	497.7
Total	1,597.4	85.6	1,511.8	1,955.7	105.6	1,850.1	2,790.2	137.6	2,652.6

(a)

The decrease in 2004 relating to work-in-progress and finished products mainly relates to Tractebel Engineering International, in an amount of 296.1 million of euros (completion of work in progress in 2003).

11.2  Trade accounts and notes receivable

The Group implemented a debt securitization program in 2002, which it continued in 2003 and 2004. The principal characteristics of this program are described in Note 20.5.

NOTE 12  PREPAID EXPENSES AND DEFERRED INCOME

In millions of euros	2004		2003		2002
	Prepaid expenses	Deferred income	Prepaid expenses	Deferred income	Prepaid expenses	Deferred income
Prepaid expenses
on pensions (a)	148.4	—	140.1	—	329.7	—
Deferred tax (b)	578.5	888.6	895.7	888.0	839.1	1,897.0
Bond discounts	105.8	—	157.2	—	91.5	—
Expenses to be amortized	254.6	—	317.2	—	265.0	—
Advance billing	—	255.2	—	214.5	—	201.8
Other prepayments and accruals	563.3	1,649.3	844.5	1,682.0	775.2	1,936.7
Total	1,650.6	2,793.1	2,354.7	2,784.5	2,300.5	4,035.5

(a)

See Note 19 for the breakdown of pension plan commitments.

(b)

See Note 6 for changes in deferred tax.

NOTE 13  SHAREHOLDERS’ EQUITY

13.1  Share capital

The Company’s share capital breaks down as follows:

As of	Number of shares making up the share capital	Par value (in euros)	Share capital (in million of euros)
December 31, 2004	1,020,465,386	2	2,040.9
December 31, 2003	1,007,679,806	2	2,015.3
December 31, 2002	1,007,422,403	2	2,014.8

Generally, each holder of shares is entitled to one vote per share at shareholders’ meetings. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

13.2  Consolidated reserves

Under French law, 5% of net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

Not all consolidated reserves may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable reserves of SUEZ, the parent company, totaled 15,440.3 million of euros at December 31, 2004, 16,147.4 million of euros at December 31, 2003, and 18,994 million of euros at December 31, 2002.

13.3  Cumulative translation adjustments

In millions of euros	Dec. 31, 2004	Change	Dec. 31, 2003	Dec. 31, 2002
Euro Zone	(51.8)		(51.8)	(90.1)
Dollar zone (US$ and CA$)	(877.2)	(187.2)	(690.0)	(136.8)
Pound Sterling	(27.7)	8.1	(35.8)	28.0
Brazilian Real	(943.9)	9.1	(953.0)	(988.1)
Argentine peso	(190.3)	30.1	(220.4)	(259.5)
Other currencies (a)	(320.4)	(32.6)	(287.8)	(244.5)
Total	(2,411.3)	(172.5)	(2,238.8)	(1,691.0)

(a)

Movements recorded in 2004 included the negative impact of the fall in value of the Thai baht and Chilean peso, in the respective amounts of 33.7 million of euros and 19.9 million of euros, and the positive impact of the increase in value of the Polish zloty (13.9 million of euros).

The negative impact in 2003 relating to the Thai baht was 109.4 million of euros.

13.4  Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the Annual General Meeting held on April 27, 2004. This program provides for the purchase of a maximum of 10% of the share capital as of the Annual General Meeting date. It also requires that the aggregate amount of acquisitions net of charges must not exceed the sum of 3.6 billion of euros, the maximum purchase price must not exceed 36 euros  per share and the minimum selling price may not be less than 12 euros per share. Details relating to these operations are provided in the report to the Ordinary and Extraordinary General Meeting in the Resolutions section of this document.

Under this program, 346,065 shares were purchased in 2004 for a total of 6.1 million of euros and 426,234 shares were sold for 7.6 million of euros.

Treasury stock (see Note 1-A) deducted from consolidated shareholders’ equity at December 31, 2004 comprised 12,578,681 shares (versus 13,656,943 shares at December 31, 2003 and 13,658,943 shares at December 31, 2002) for a total value of 352.3 million of euros (372.6 million of euros at December 31, 2003 and 372.6 million of euros at December 31, 2002). Of these, Group shares owned by fully or proportionally consolidated subsidiaries and deducted from shareholders’ equity totaled 3.5 million of euros at December 31, 2004 and 2003, versus 72.5 million of euros at December 31, 2002.

At the November 20, 2002 meeting, the Board of Directors resolved to reclassify in Other financial assets, 12,625,000 treasury shares initially recorded in marketable securities and held to cover stock purchase options granted to employees. As a result of recent stock market movements, the exercise conditions of these options are, in the Group’s opinion, no longer attractive to employees. In accordance with the transitional measures provided for in opinion 2002-D of December 18, 2002 issued by the French Accounting Regulation Committee Urgent Issues Taskforce (Comité d’Urgence du Conseil National de la Comptabilité), this reclassification was recorded at net book value at June 30, 2002, corresponding to 348.6 million of euros.

	In millions of euros			Number of shares
	Deducted from SH’s equity	Marketable securities	Total	Deducted from SH’s equity	Marketable securities	Total
December 31, 2003	372.6	5.9	378.5	13,656,943	444,330	14,101,273
Purchases by the parent company		6.1	6.1		346,065	346,065
Sales by the parent company	(20.3)	(12.9)	(33.2)	(1,078,262)	(636,830)	(1,715,092)
Write-downs by the parent company		3.8	3.8			—
Sales by other Group companies			—			—
December 31, 2004	352.3	2.9	355.2	12,578,681	153,565	12,732,246

13.5  Transactions resulting in goodwill being charged against equity

Merger of Lyonnaise des Eaux  and Compagnie de SUEZ in 1997

The goodwill relating to this transaction (712.3 million of euros) was charged directly against associated additional paid-in capital, in accordance with the option offered by accounting principles applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill balance was analyzed for allocation to the underlying businesses and is monitored to ensure its correct treatment, in particular in the event of disposal.

The goodwill amortization is calculated in memo accounts over the expected lives of the underlying businesses as detailed in Note 1-D. The corresponding recurring goodwill amortization expense would have amounted to 6 million of euros in 2004.

The sale of Fortis B and Elia securities in 2001 and 2002 resulted in part of the goodwill initially charged against additional paid-in capital being deducted from the capital gains recognized on disposal, in the amounts of 77.3 million of euros and 128.2 million of euros respectively. These amounts take account of similar effects relating to the public offer of exchange for Société Générale de Belgique (SGB) and Tractebel described below.

In 2002, the exceptional write-down of Fortis and Coditel goodwill, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, would have totaled 992.0 million of euros. This amount takes account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

Public offer of exchange for Société Générale de Belgique (SGB) in 1998

The goodwill relating to this transaction (2,494.7 million of euros) was charged directly against associated additional paid-in capital, in accordance with the option offered by accounting principles applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill amortization is calculated in memo accounts over the expected lives of the underlying businesses, i.e. 40 years for Energy activities and 20 years for all other activities. The corresponding recurring goodwill amortization expense would have amounted to 34.4 million of euros in 2004.

In 2003, the exceptional write-down of goodwill relating to SITA Canada, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, would have totaled 26 million of euros. This amount takes account of similar effects relating to the public offer of exchange for Tractebel described below.

Public offer of exchange for Tractebel in 1999

The goodwill relating to this transaction (5,695.5 million of euros) was charged directly against associated additional paid-in capital and allocated to the principal Tractebel subsidiaries. It is accounted for and monitored in a similar way to that described above, based on a theoretical amortization period of 40 years (theoretical recurring charge in 2004: 134 million of euros).

Public offer of exchange for SITA in 1999

The goodwill relating to this transaction (565.6 million of euros) was charged directly against associated additional paid-in capital and is monitored in a similar way to that described above, based on a theoretical amortization period of 20 years (theoretical recurring charge in 2004: 27 million of euros).

The sale of Cespa securities in 2003 resulted in part of the goodwill initially charged against additional paid-in capital being deducted from the capital gain recognized on disposal, in the amount of 27 million of euros.

13.6  Changes in accounting policy

Impact of the application of CRC Regulation No. 2000.06 relating to liabilities, effective from January 1, 2002

In millions of euros	Value at January 1, 2002
Capitalization of the net present value of dismantling costs on the commissioning date	335.2
Depreciation of this incidental asset from the commissioning date	(162.8)
Impact of the above changes in method on reserves for contingencies and losses	(280.2)
Deferred tax	20.3
Impact on total shareholders’ equity	(87.5)
Impact, Group share	(48.3)
Impact, Minority interests	(39.2)

13.7  Dilutive instruments

Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of 79.27 euros. These bonds are redeemable in full on January 1, 2006 at a price of 96.04 euros each, corresponding to 121.15% of the issue price. Since May 3, 2004, each bond can be converted at any time at the rate of 5.22 SUEZ shares for one bond. At year-end 2004, there were 2,593,121 outstanding bonds convertible into 13,536,092 SUEZ shares, taking into account the conversion of 457,320 bonds in 2001, 156,217 bonds in 2002, 460 bonds in 2003 and 807 bonds in 2004.

13.8  Calculation of basic and diluted earnings/(loss) per share

(in millions of euros)	2004	2003	2002
Numerator
Net income/(loss) (a)	1,804.5	(2,165.2)	(862.5)
Impact of dilutive instruments:
Elimination of interest on bonds and amortization of bond issue premiums	10.0	14.1	9.3
Diluted net income/(loss) (b)	1,814.5	(2,151.1)	(853.2)
Denominator
Average number of shares outstanding, (in million) (c)	995.1	993.5	991.3
Impact of dilutive instruments:
Bonds	13.5	13.0	13.3
Stock subscription and purchase option plans
reserved for employees	2.0	0.3	5.0
Diluted average number of shares outstanding (d)	1,010.7	1,006.8	1,009.6
Earnings/(loss) per share in (a)/(c)	1.81	(2.18)	(0.87)
Diluted earnings/(loss) per share in (b)/(d) (see*)	1.80	(2.14)	(0.85)
Adjusted to (see*)	nd	(2.18)	(0.87)

(*)

The method used to determine diluted earnings/(loss) per share automatically led to an anti-dilutive effect due to the losses recognized for 2003 and 2002. Pursuant to Opinion No. 27 of the Conseil Supérieur of the Ordre des Experts Comptables, diluted earnings/(loss) per share amounted to (2.18 euros) and (0.87 euros) in 2003 and 2002, respectively, which is identical to basic earnings/(loss) per share.

NOTE 14  MINORITY INTERESTS

In millions of euros	2004	2003
Minority interests at January 1	4,847.2	5,190.7
Dividends distributed	(631.7)	(592.9)
Changes in cumulative translation adjustments (a)	139.6	(45.0)
Income for the year	832.3	910.5
Changes in scope of consolidation (b)	(416.9)	(616.1)
Minority interests at December 31	4,770.5	4,847.2

(a)

“Changes in cumulative translation adjustments” in 2004 primarily relate to the change in the Group’s percentage ownership in Aguas Andinas, the switch to proportional consolidation of this company, and to the fall in value of the Argentine peso.

In 2003, this heading mainly corresponded to negative currency impacts, including the fall in value of the U.S. dollar (17.2 million of euros), the Polish zloty (16.5 million of euros) and the Omani rial (16.6 million of euros).

(b)

Changes in the scope of consolidation in 2004 mainly concerned the Group’s acquisition of an additional 10% stake in Fluxys and Distrigaz (156.7 million of euros negative impact) and the switch from full to proportional consolidation of Aguas Andinas (393.7 million of euros negative impact). This item also reflects capital increases subscribed by minority interests.

In 2003, this heading primarily comprised the impact of the strengthening of the Group’s interest in Electrabel, the equity accounting of UPC, the sale of Cespa, and the partial common stock redemption for Aguas Andinas, which had negative impacts of 567.6 million of euros, 63.1 million of euros, 53.3 million of euros and 159.2 million of euros, respectively. These changes were partially offset by the full consolidation of Polaniec (66.0 million of euros) as well as the first-time consolidation of CNR (99.7 million of euros) and the Italian subsidiaries Acea Electrabel and Tirreno Power (46.6 million of euros).

NOTE 15  RESERVES FOR CONTINGENCIES AND LOSSES

In millions of euros	2003	Allocation	Reversals (utilization)	Reversals (surplus)	Change in scope of consolidation	Other	2004
Pension liabilities (see Note 19)	2,137.5	119.1	(313.9)	(7.2)	(0.7)	(158.4)	1,776.5
Reprocessing and storage of nuclear fuels (a)	2,626.9	225.6	(23.9)	(152.4)	—	0.4	2,676.5
Renewals (b)	631.9	148.6	(38.9)	(2.8)	6.2	(43.1)	701.8
Major repairs (b)	600.0	172.9	(191.0)	(19.4)	10.7	(68.7)	504.5
Sector-related risks (c)	245.3	67.9	(112.4)	(8.7)	(6.5)	11.8	197.4
Dismantling of plant and equipment (d)	1,374.4	191.8	(5.8)	(11.1)	0.3	(21.7)	1,527.9
Losses to completion and contractual commitments (e)/(f)	737.8	95.6	(505.1)	(7.9)	(1.4)	110.8	429.8
Disputes, claims and tax risks (see Note 21)	442.1	245.2	(147.2)	(20.3)	(22.7)	10.5	507.4
Site rehabilitation (g)	411.2	65.0	(48.4)	(1.7)	0.0	(1.0)	425.2
Restructuring costs	333.8	42.1	(126.0)	(25.6)	(1.2)	(23.8)	199.4
Other contingencies and losses (h)	653.6	314.5	(217.8)	(15.6)	(9.0)	(36.4)	689.4
Negative goodwill, net of amortization (see Note 8)	245.9		(180.4)	—	20.9	(26.9)	59.5
Total reserves for contingencies and losses	10,440.4	1,688.2	(1,910.7)	(272.6)	(3.5)	(246.5)	9,695.2

Note:

Refer to ponts a) to b) below for the above cross-references, which correspond to a breakdown by type of reserve.

Allocations and reversals were as follows in 2004:

Impact	Allocation	Reversal	Net allocation reversal
Operating income	1,218.8	(795.5)	423.3
Financial income	1.9	(46.8)	(44.9)
Exceptional income	467.6	(1,341.1)	(873.5)
Total	1,688.2	(2,183.3)	(495.1)

Net allocations for the year recorded under operating income primarily concern downstream operations (202 million of euros) and the dismantling of power plants (85 million of euros).

Net reversals for the year recorded in exceptional income mainly concern a 161 million of euros reversal related to negative goodwill, a 152 million of euros reversal of surplus reserves for Downstream operations, based on decisions issued by the Electricity and Gas Monitoring Committee (see Note 15-a), and reversals of 131 million of euros and 196 million of euros concerning restructuring and voluntary payments to pension funds, respectively. These reversals offset the majority of provision utilizations recorded during the year (see Note 5).

Other changes primarily reflect reclassifications including the transfer to equity of reserves relating to pension liabilities initially recorded under shareholders’ equity on the first-time application at January 1, 1999 of the French accounting standard relating to pension commitments (147 million of euros).

a)

Reprocessing and storage of nuclear fuels: when nuclear fuel is removed from a reactor, it remains radioactive and requires treatment. This reserve covers all the costs related to the reprocessing cycle for the volume of nuclear fuel used calculated at the year-end, including internal costs incurred through the removal of the fuel from the reactor and initial on-site storage, costs paid to third parties for the transportation of the fuel to a reprocessing center and for the storage, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site and finally disposal of the waste fuel. The provision is based on actual internal costs incurred and external costs on the basis of signed contracts with third parties, such as independent transporters, reprocessing and storage companies, or on the basis of detailed pricing proposals received from independent bodies. The estimates are based on current technical reprocessing capabilities, and actual costs incurred in the future may vary compared with the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time thanks to improvements in technology and increases in reprocessing capacity. However this trend is no indication as to the likely future changes in these costs.

The provision has been calculated based on the assumption that all nuclear fuel used will be reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has not yet definitively prescribed this option and it is not clear when the final decision will be taken. It is extremely difficult to estimate the potential costs of this option given that the process, timetable and location for storage are not yet known. Based on currently available information, it is unlikely that the costs to be accrued if the nuclear fuel was permanently stored would have a material impact on the valuation of the provision.

The provision is calculated to incorporate all existing or planned environmental regulatory requirements issued on a European, national and regional level. The Group is not aware of additional planned legislation, which would materially impact the value of the provision. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary significantly.

Based on current forecasts for the operating lives of nuclear power stations, nuclear reprocessing and storage costs will be incurred through approximately 2080. The present value of the cost of the liability is based on a 5% discount rate, in line with long-term, risk-free interest rates.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing reserves for dismantling nuclear power stations and managing radioactive and fissile materials is responsible for controlling the process for recording reserves for these commitments. The process will be reviewed every three years. The Committee approved the methods for measuring and recording reserves related to downstream operations. The Group subsequently booked an exceptional reversal, in the amount of 152.3 million of euros.

b)

Renewals: Reserves for renewals cover the obligation of concession holders to renew equipment. They are determined by estimating the cost of replacing the equipment, discounted each year at rates reflecting inflation factors. As the useful life of fixed assets other than water pipes and mains is shorter than the life of the contract, the provision in relation to those assets is recorded over their useful lives on an asset-by-asset basis, based on the respective replacement value. For water pipe systems, annual provision charges are calculated contract-by-contract, with foreseeable partial renewal costs being allocated over the life of each contract.

Reserves for major repairs are primarily intended to cover major repairs to and servicing of both conventional and nuclear power stations, as well as natural gas production and transportation facilities.

Other routine maintenance and repair costs are expensed as incurred.

c)  Sector-related risks: includes reserves for specific risks concerning a business sector, reserves for contingencies relating to non-consolidated subsidiaries, as well as reserves covering warranties given in connection with divestments and which are likely to be called on. For the real estate sector, these reserves correspond to losses on sales of real estate programs that the Group has undertaken to finance or estimated losses on sales of remaining real estate programs. The estimated losses are assessed based on the fair value of each real estate program, net of selling expenses. Fair value is measured either based on the current market value or the current market price or by discounting future cash flows. Market value or market prices are valued based on recent transactions for similar buildings or on appraisals carried out by independent professional valuers.

d)

Dismantling plant and equipment: Plant and equipment – primarily including conventional and nuclear power stations – have to be dismantled at the end of their operational life. This obligation may be the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment.

Since 2002, the Group has applied CRC regulation No. 2000-06 relating to liabilities. In accordance with this standard, a provision is recorded when the plant or equipment is commissioned, corresponding to the present value of the estimated dismantling costs. An offsetting entry is recorded under assets. The present value is calculated using a discount rate that reflects the risk-free long-term interest rate (life of the plant or equipment).

In the absence of detailed guidelines available under French accounting principles, the Group applies a historical discount rate that complies with US GAAP (SFAS 143 – Asset retirement obligation). These rates were set by the Group on January 1, 2002 – the date on which CRC regulation No. 2000-06 came into effect. The gross rate used for Belgian power plants is 6%.

A provision charge is recorded after the item of plant or equipment has been commissioned, and throughout its useful life, to reflect the passage of time. The offsetting asset is depreciated on a straight-line basis.

The impact of this change in accounting method was recorded directly in shareholders’ equity.

The main plant and equipment concerned are nuclear power stations, for which the provision covers all dismantling-related costs, including:

•

removal of spent nuclear fuel, drainage of liquid systems, disconnection of operating systems;

•

full dismantling of the reactor core and biological shielding;

•

full dismantling of the reactor and removal of all radioactive material.

In accordance with an agreement with the Belgian Government, the costs of dismantling nuclear power stations are estimated every five years on the basis of a detailed analysis carried out by an independent expert. The most recent analysis was performed in 2000.

At the end of 2003, the provision for dismantling nuclear power stations was based on the cost estimate presented in said analysis and was consistent with the related work schedule.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. The process will be reviewed every three years. In February 2005, the Committee approved the principles and valuation methods for recording dismantling provisions. This decision did not have any impact on the Group’s financial statements.

For conventional power stations, the dismantling provision includes all legal and constructive obligations, in accordance with the new accounting standard. The Group is not aware of any additional planned legislation that would materially impact the value of the provision.

e)

Losses to completion – Project completion – Warranties. These reserves are booked in relation to: (i) long-term contracts that have been partially completed at the year-end, but for which a loss on completion is expected; (ii) costs to be borne following completion of a project (cost of withdrawing equipment and staff; possible redundancy payments, site rehabilitation, disputes with subcontractors, etc.); and (iii) costs relating to warranties primarily concerning companies in the Energy sector that have a contractual commitment to maintain or replace equipment covered by a “total warranty” clause.

f)

Contractual commitments: These concern reserves set up at the acquisition of subsidiaries and taken into account in the company valuation process, for contractual obligations inherent to the business of the companies concerned. The commitments in question mainly relate to maximum price commitments of limited duration, in regard to the initial contracts of Tractebel Energia in Brazil, and are amortized pro rata to the volumes concerned.

g)

Site rehabilitation: includes reserves relating to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These reserves also cover long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization. The reserves are recorded over the period of the sites’ operation. Costs to be incurred at the time of the site’s closure or during the long-term monitoring period (30 years within the European Community) are discounted to present value.

h)

Other contingencies and losses: This item mainly includes reserves for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE 16  FINANCING

16.1  Cash management

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services – TCMS, Cosutrel coordination center) and redistributed to borrowing subsidiaries.

Intermediate pooling is performed either within each business activity (SUEZ Tractebel, Degremont, SUEZ Environment, etc.) or by geographical area (SUEZ Finance LP for the U.S. dollar zone, SUEZ Finance SA in France and TCMS in Belgium for the Euro zone, etc.).

Any residual balance after utilization within the Group is invested with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties, with the aim of ensuring maximum liquidity at minimum risk.

At December 31, 2004, no single counterparty represented more than 9.3% of cash surplus investments.

16.2  Borrowings and long-term debt by category

In millions of euros	Dec. 31, 2004	Dec. 31, 2003
Bond issues	10,597.8	15,018.3
Commercial paper	1,108.1	1,562.9
Withdrawals on credit facilities	963.6	1,101.4
Capital leases (a)	1,261.9	1,252.7
Other bank borrowings	5,021.4	6,241.5
Other borrowings	469.5	430.1
Total long-term borrowings	19,422.3	25,606.9
Bank overdrafts and cash current accounts	649.5	1,087.2
Total gross borrowings	20,071.8	26,694.1
Marketable securities and cash and cash equivalents	(8,556.8)	(11,703.0)
Total borrowings less marketable securities and cash and cash equivalents (b)	11,515.0	14,991.1

(a)

In addition to this capital lease liability, corresponding to outstanding lease payments on current contracts, the Group is committed under these contracts to pay the lessor corresponding interest. At December 31, 2004, this commitment was 682.6 million of euros, including 72.8 million of euros for 2005, 63.0 million of euros for 2006, 58.6 million of euros for 2007, 53.0 million of euros for 2008, 47.6 million of euros for 2009, and 387.6 million of euros for subsequent years.

(b)

In 2004, changes in Group structure and consolidation method led to a 281.0 million of euros reduction in gross debt. At the same time, borrowings were decreased by a further 239.9 million of euros due to fluctuations in exchange rates – mainly concerning the U.S. dollar.

The Group is called on, primarily to finance technical installations or production capacity, but also to finance or refinance its development, to organize numerous bank facilities, the availability and withdrawals of which are sometimes contingent on compliance with financial ratios. These ratios are generally adapted to the repayment schedule of such facilities and, as such, can cover a wide range of account headings. The most common ratios generally concern the coverage of financial costs by gross operation income (segment profit) or EBIT of the borrowing entity or coverage of net borrowings (or its servicing) by shareholders’ equity and minority interests, cash flow or gross operating income (segment profit) of the borrowing entity. The level and definition of these ratios, also known as financial covenants, are set in conjunction with lenders in a prospective manner, and can be readjusted during the life of these facilities in order to maintain, at all times, current withdrawals, and more generally their full availability.

Principal movements in 2004

Movements during the year primarily related to bonds and the refinancing of credit lines.

Bond redemptions

The bonds convertible into AXA shares issued on April 7, 1999 matured on January 2, 2004.  As the AXA share price had fallen below the exercise price, the holders opted for repayment at par. Consequently, SUEZ redeemed the bonds for a total of 865 million of euros.

On January 12, 2004, SUEZ redeemed bonds convertible into Fortis shares issued on July 12, 2000, in the amount of 975 million of euros.

On February 20, 2004, SUEZ redeemed in advance of term bonds convertible into Umicore shares issued on January 15, 2001. The redemption price totaled 210 million of euros.

On August 4, 2004, SUEZ redeemed at maturity bonds convertible into Total shares issued on August 4, 1999, for 1,266 million of euros.

These redemptions were mainly financed by using available cash.

Refinancing the Group’s syndicated credit lines

In April 2004, SUEZ refinanced the Group’s syndicated credit lines. The refinanced debt totals 4.5 billion of euros with a five-year maturity, which can be extended by twelve months at the end of the first and second year. As a result of to this refinancing, the Group has replaced its syndicated credit lines and extended their maturity. The related terms and conditions have also been improved, as the renegotiated credit lines are not subject to any financial ratios and the overall financial conditions are more favorable.

Outstanding bonds at December 31, 2004

Amounts outstanding under bond issues primarily relate to SUEZ in the amount of 3,133.7 million of euros (2003: 5,373.4 million of euros), GIE SUEZ Alliance in the amount of 4,550.0 million of euros (2003: 4,550.0 million of euros) and Tractebel Invest International BV in the amount of 789.7 million of euros (2003: 1,024.7 million of euros).

Group bond issues also include:

•

Bonds convertible into SUEZ shares, issued in February 1996 and maturing in February 2006, bearing interest of 4%. The balance at December 31, 2004 was 205.6 million of euros (see Note 13.7).

•

Bonds redeemable in Fortis shares, covered by shares held by the Group and recorded under marketable securities, or by stock purchase options (see Note 10). Further details of these bonds are provided below.

Bonds redeemable in Fortis shares
Issuer:	SUEZ
ISIN code:	FR0000474298
Stock exchange:	Luxembourg Stock Exchange
Underlying:	FORTIS shares
Issue date:	May 21, 2003
Issue amount (nominal value):	1,190 million of euros
Issue premium:	119 million of euros
Strike price and redemption premium:	17.00 euros
20% Of the issue reference price (at May 19, 2003)
Maturity:	May 22, 2006
Nominal coupon:	4.5% Plus payment of dividend on Fortis shares
Exchange parity / redemption:	0.85 Shares for one bond as from July 1, 2003 (adjustable)
Exchange period/ early redemption:	At the issuer’s initiative with a 120% trigger threshold
Principal outstanding at December 31, 2004	1,190 million of euros

The related contractual agreement stipulates the number of Fortis shares to be delivered depending on the share price and in accordance with the following terms and conditions:

Fortis share price at maturity	Conversion
< 17€	Conversion price equal to 17 , representing 70 million shares
[ 17 ; 20]€	Conversion price equal to the share price, representing between 59.5 and 70 million shares
[ 20 ; 24]€	Conversion: delivery of 70*(1-3/price), representing between 59.5 and 61.25 million shares
> 24€	Compulsory redemption by SUEZ via delivery of 61.25 million shares

16.3  Borrowings and long-term debt by maturity

Borrowings and long-term debt break down by maturity as follows:

In millions of euros
At Dec. 31, 2004	TOTAL	2005	2006	2007	2008	2009	Beyond 5 years
Bond issues	10,597.8	426.7	1,684.1	724.3	288.2	3,157.7	4,316.8
Commercial paper	1,108.1	1,108.1	—	—	—	—	—
Withdrawals on credit facilities (a)	963.6	963.6	—	—	—	—	—
Capital lease contracts	1,261.9	92.4	93.2	108.3	98.8	91.7	777.5
Other bank borrowings	5,021.4	1,345.2	572.9	1,049.4	383.1	251.9	1,418.9
Other	469.5	122.4	41.0	54.4	12.2	82.2	157.3
Total long-term borrowings	19,422.3	4,058.4	2,391.2	1,936.4	782.3	3,583.5	6,670.5
Bank overdrafts and cash current accounts	649.5	649.5	—	—	—	—	—
Total gross borrowings	20,071.8	4,707.9	2,391.2	1,936.4	782.3	3,583.5	6,670.5
Marketable securities and cash and cash equivalents (b)	(8,556.8)	(7,160.8)	(1,267.9)	(35.8)	(42.2)	(33.5)	(16.6)
Total borrowings less marketable securities and cash and cash equivalents	11,515.0	(2,452.9)	1,123.3	1,900.6	740.1	3,550.0	6,653.9

(a)

Including credit facilities with a maturity of less than one year (291 millions of euros) and facilities with a maturity of over one year (672.6 millions of euros).

(b)

Marketable securities and cash and cash equivalents with a 2006 maturity mainly include Fortis shares backing the bonds redeemable in Fortis shares issued by the Group, representing 1,232 millions of euros.

In millions of euros
At Dec. 31, 2003	TOTAL	2004	2005	2006	2007	2008	Beyond 5 years
Gross borrowings	26,694.1	9,657.1	1,226.5	2,503.6	2,093.7	792.9	10,420.3
Marketable securities and cash and cash equivalents	(11,703.0)	(10,513.0)	—	(1,190.0)	—	—	—
Total borrowings less marketable securities and cash and cash equivalents	14,991.1	(855.9)	1,226.5	1,313.6	2,093.7	792.9	10,420.3

The Group sometimes sets up lending facilities for financing its subsidiaries whose credit limits and withdrawals are subject to financial ratios set by the borrower or guarantor.

The level and definition of these ratios, also known as financial covenants, are set prospectively in conjunction with lenders and can be adjusted during the life of the facilities.

At December 31, 2004, no default had been reported with respect to the Group’s debt. All of the Group’s companies concerned had complied with the covenants and representations included in their loan agreements except for certain borrowings in South America, in relation to which Group representatives have entered into negotiations with the lenders (see Note 2.4 for a description of the situation in Argentina). Another exception concerns certain local debt, which is either guaranteed or set up in the form of project financing, and whose covenants are being renegotiated with the banking partners concerned.

At December 31, 2004, confirmed undrawn credit facility programs were as follows:

Maturity In millions of euros	Confirmed undrawn credit facility programs
2005	513.6
2006	80.1
2007	364.3
2008	—
2009	4,930.1
2010	—
Beyond	216.3
Total	6,104.4

Of these undrawn programs, 1,108.1 million of euros are allocated to covering commercial paper issues.

Undrawn confirmed credit lines mainly include a syndicated credit facility of 4,500 million of euros, as well as several bilateral credit lines maturing on April 1, 2009. These lines are not subject to ratios or credit ratings.

Borrowings less marketable securities and cash and cash equivalents / Group shareholders’ equity and minority interests:

In millions of euros	2004	2003
Long-term debt	19,422.3	25,606.9
Bank overdrafts and cash current accounts	649,5	1,087.2
Marketable securities	(3,341.4)	(5,015.0)
Cash and cash equivalents	(5,215.4)	(6,688.0)
Borrowings less marketable securities and cash and cash equivalents	11,515.0	14,991.1
Shareholders’ equity and minority interests	12,693.1	11,742.9
Debt/equity ratio	90.7%	127.7%

At December 31, 2004, no single counterparty represented more than 8.4% of the Group’s confirmed undrawn credit facilities.

16.4  Borrowings and long-term debt by business segment

The breakdown by contracting business segment is as follows:

In millions of euros	Dec. 31, 2004		Dec. 31, 2003
	Gross	Net (b)	Gross	Net (b)
SEE	2,493.9	(1,719.2)	2,584.8	(1,862.1)
SEI	2,740.0	2,159.1	3,476.0	2,968.9
SES	1,029.4	538.6	1,102.9	306.7
SE	4,324.9	3,553.4	4,583.7	3,667.5
Others(a)	9,483.6	6,983.1	14,946.7	9,910.1
Total	20,071.8	11,515.0	26,694.1	14,991.1

The breakdown by business segment using borrowings less marketable securities and cash and cash equivalents is as follows:

In millions of euros	Dec. 31, 2004	Dec. 31, 2003
SEE	(2,323.6)	(1,614.2)
SEI	6,730.2	7,493.1
SES	475.5	380.5
SE	4,274.5	4,557.7
Others (a)	2,358.4	4,174.0
Total	11,515.0	14,991.1

(a)

Following the creation of a single headquarters, the holding companies (including the special-purpose financing vehicles for the Group’s Energy business) are now included in “Other”. Data for the year ended December 31, 2003 has been restated to reflect this change. Borrowings less marketable securities and cash and cash equivalents related to this business segment primarily concerns SUEZ SA, SUEZ Finance SA, GIE SUEZ Alliance, SUEZ Finance Limited, SUEZ-TRACTEBEL (parent company), and Tractebel Invest International BV.

(b)

Net of marketable securities and cash and cash equivalents.

16.5  Borrowings and long-term debt by currency

The main currencies in which the Group’s debt is denominated are as follows:

Gross debt	Including the impact of financial instruments				Excluding the impact of financial instruments
In millions of euros	2004	%	2003	%	2004	%	2003	%
zone	12,893.3	64%	17,072.5	64%	14,960.8	75%	19,699.1	74%
$ zone	4,330.2	22%	5,992.9	22%	3,049.8	15%	4,277.0	16%
£ zone	854.5	4%	877.4	3%	145.4	1%	282.8	1%
Other currencies	1,993.8	10%	2,751.3	11%	1,915.8	9%	2,435.2	9%
Total	20,071.8	100%	26,694.1	100%	20,071.8	100%	26,694.1	100%

Borrowings less marketable securities and cash and cash equivalents	Including the impact of financial instruments				Excluding the impact of financial instruments
In millions of euros	2004	%	2003	%	2004	%	2003	%
zone	5,522.6	48%	6,399.1	43%	7,550.2	66%	9,375.1	63%
$ zone	3,935.9	34%	5,648.2	38%	2,657.3	23%	3,582.9	24%
£ zone	705.0	6%	846.9	6%	37.6	0%	252.3	2%
Other currencies	1,351.5	12%	2,096.9	13%	1,269.9	11%	1,780.8	11%
Total	11,515.0	100%	14,991.1	100%	11,515.0	100%	14,991.1	100%

16.6 Borrowings and long-term debt by interest rate

	Including the impact of financial instruments		Excluding the impact of financial instruments
In millions of euros	2004	2003	2004	2003
Floating rate	11,232.8	10,734.0	6,660.7	9,072.9
High	21.6%	27.3%	21.6%	21.2%
Low	0.1%	0.1%	0.1%	–
Weighted average at December 31	3.6%	3.9%	3.7%	3.4%
Fixed rate	8,839.0	15,960.1	13,411.1	17,621.2
High	17.3%	16.9%	21.3%	16.9%
Low	0.0%	0.0%	0.0%	0.1%
Weighted average at December 31	5.0%	4.5%	5.4%	4.6%

Floating interest rates are generally linked to inter-bank rates offered in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 2.8% at the end of 2004 and 2.6% at the end of 2003. The weighted average interest rate applied to long-term debt was 4.3% at the end of both 2004 and 2003.

Cash and cash equivalents are mainly subject to floating rates.

16.7  Market value of borrowings and long-term debt

Excluding financial instruments, the market value of borrowings and long-term debt at December 31, 2004 was 21,191 million of euros (net book value of 20,071.8 million of euros), compared with 27,250.4 million of euros one year earlier (net book value of 26,694.1 million of euros). The market value of gross debt including financial instruments amounted to 21,546.4 million of euros, versus 27,265 million of euros at December 31, 2003. This market value, which included accrued interest of 201.5 million of euros at year-end 2004, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, when available.

NOTE 17  OTHER ACCOUNTS PAYABLE

Other accounts payable break down as follows:

In millions of euros	Dec. 31, 2004	Dec. 31, 2003
Employee profit sharing	102.9	128.9
Liabilities on capitalized concession user rights	100.8	108.0
Tax liabilities (corporate income tax)	845.8	943.0
Advances from subsidiaries	88.4	112.5
Other operating liabilities	4,704.7	4,588.2
Total	5,842.6	5,880.6

NOTE 18  DERIVATIVE INSTRUMENTS AND MARKET-RELATED EXPOSURES

Purpose of derivative instruments

The Group uses derivatives primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodity prices and share prices for certain listed securities. Except for commodities which involve specific trading transactions, these financial instruments are generally used to hedge assets, liabilities or cash flows.

Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group’s counterparties are diversified and are selected on the basis both of the Group’s knowledge of them and their assigned credit rating.

In commodities trading, credit limits are set in line with the counterparty’s rating. Where necessary, counterparty risk is reduced by means of letters of credit, security, or netting agreements.

At December 31, 2004, no single counterparty represented over 24% of the notional amount of financial instruments used.

Notional amounts and market value

In the tables presented in Notes 18.1 and 18.2, the notional amounts represent the face values of financial instruments. They do not represent the discounted value of amounts actually exchanged by the parties concerned and thus are not a measure of the Group’s exposure resulting from its use of said instruments.

Notional amounts expressed in foreign currencies are translated into euro at year-end exchange rates.

The market values of foreign currency and interest-rate instruments are measured by discounting future cash flow differentials, or by obtaining a market price from third-party banks.  The market value amounts, whether estimated internally or by third-party banks, are determined using available market information or other appropriate valuation methods. Therefore, the estimates are not necessarily indicative of the exact amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methods could have a material impact on the estimated market value amounts.

18.1  Foreign currency and interest rate risk

Foreign currency risk

Due to the geographic diversification of its businesses, the Group’s balance sheet and income statement are exposed to currency fluctuations during consolidation of its foreign subsidiaries located outside the Euro zone. The most significant foreign currency risks concern the Group’s interests in the United States, Brazil, Thailand, Chile and Argentina.

The Group’s hedging policy for investments in non-euro currencies is to set up liabilities denominated in the same currency as the cash flows generated by the related assets. The obvious way to achieve such hedges is to set up financing in the currency concerned, but the Group also uses instruments such as currency and cross-currency swaps, as well as currency options.

In a number of countries, however, there may be strong liquidity restraints and/or high interest rates or tax restrictions, such as in Brazil and Argentina. When this is the case, the Group deals with each situation individually, rather than applying its general hedging policy.

Interest rate risk

To optimize the cost of its debt and/or reduce its interest rate exposure, the Group uses hedging instruments (interest rate swaps, FRAs, caps and floors), which alter the fixed rate/floating rate structure of its debt.

At December 31, 2004, approximately 56% of the Group’s gross debt was at floating rates and 44% at fixed rates, after taking into account the impact of financial instruments. As almost all of the Group’s cash surplus is invested short term, 66% of its borrowings less marketable securities and cash and cash equivalents was at fixed rates at the year end, and is therefore only slightly exposed in the short term to interest-rate changes.

Off-balance sheet financial instruments held to manage foreign exchange and interest rate risk are as follows:

	Notional amount of contract by maturity
	As of December 31, 2004
	Average Rate (%)	2005	2006	2007	2008	2009	> 5 years	Total	Market value
	(in € millions, except percentages)
Interest rate swaps – fixed rate borrower		1,316.1	175.0	725.2	430.3	265.2	746.7	3,658.5	(78.1)
	€5.0	611.6	68.6	311.5	177.6	92.9	340.5	1,602.7	(19.7)
	£6.0	171.4	1.3	1.4	21.3	1.5	163.9	360.8	(9.4)
US$	4.6	417.1	90.2	400.9	219.4	157.6	201.9	1,487.1	(36.0)
Other currencies	4.8	116.0	14.9	11.4	12.0	13.2	40.4	207.9	(13.0)

Interest rate swaps – fixed rate lender		219.4	67.8	41.7	84.2	2,856.8	3,411.9	6,681.8	111.6
	€4.8	161.3	67.8	41.7	84.2	2,812.7	3,411.9	6,579.6	107.9
US$	5.8	58.1	–	–	–	44.1	–	102.2	3.7
Interest rate swaps – floating/floating		3.7	–	112.2	–	293.7	–	409.6	1.8
	€–	3.7	–	93.2	–	–	–	96.9	0.8
US$	–	–	–	19.0	–	293.7	–	312.7	1.0
FRA (Forward Rate Agreement) – purchaser		158.7	119.0	–	–	–	–	277.7	(1.5)
	€4.8	158.7	119.0		–	–	–	277.7	(1.5)
Caps – purchaser		120.4	58.1	110.2	18.1	682.1	1,605.3	2,594.2	167.4
	€4.7	39.3	53.9	106.8	13.7	677.4	1,600.0	2,491.1	167.2
US$	8.3	81.1	4.2	3.4	4.4	4.7	5.3	103.1	0.2

Caps – vendor		91.1	39.7	–	–	–	–	130.8	–
	€6.1	39.7	39.7	–	–	–	–	79.4	–
US$	7.8	51.4	–	–	–	–	–	51.4	–

Floors – purchaser		90.0	15.0	–	–	–	1,000.0	1,105.0	(18.8)
	€1.6	90.0	15.0	–	–	–	1,000.0	1,105.0	(18.8)

	Notional amount of contract by maturity
	As of December 31, 2004
	Average Rate (%)	2005	2006	2007	2008	2009	> 5 years	Total	Market value
	(in € millions, except percentages)

Collars – cap purchaser/floor vendor		123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)
US$	4.7–6.2	123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)

Collars – cap vendor/floor purchaser		3.2	3.7	4.2	4.8	5.5	–	21.4	0.3
	€2.4–3.4	3.2	3.7	4.2	4.8	5.5	–	21.4	0.3

Currency swaps – by currency borrowed		36.4	56.0	183.5	36.7	545.5	355.2	1,213.3	218.0
US$		32.3	36.7	50.9	36.7	482.6	213.4	852.6	121.6
£							141.8	141.8	13.1
Other currencies		4.1	19.3	132.6	–	62.9		218.9	83.3

Currency swaps – by currency lent		108.1	162.4	88.5	27.9	103.7	247.2	737.8	9.3
		€63.2	13.8	–	–	–	150.0	227.0	47.2
US$		37.2	24.8	–	–	51.4	80.8	194.2	(32.1)
		£7.7	8.0					15.7	(1.0)
Other currencies		–	115.8	88.5	27.9	52.3	16.4	300.9	(4.8)

Foreign exchange swaps – by currency borrowed		1,809.7	11.9	13.2	71.3	27.8	63.3	1,997.2	34.1
		£662.1	–	–	19.9	–	–	682.0	3.4
US$		906.4	–	–	36.4	–	63.3	1,006.1	28.1
Other currencies		241.2	11.9	13.2	15.0	27.8		309.1	2.6

Foreign exchange swaps – by currency lent		120.1	9.4	10.9	–	–-	–	140.4	(25.7)
		£50.4	–	–	–	–	–	50.4	(0.1)
US$		66.1	9.4	–	–	–	–	75.5	(24.4)
Other currencies		3.6	–	10.9	–	–	–	14.5	(1.2)

Forward contracts – by currency purchased		277.1	138.0	83.1	7.8	–	1.0	507.0	(37.6)
		£55.8	45.7	35.9	3.0	–	–	140.4	(3.3)
US$		187.8	92.3	47.2	4.8	–	1.0	333.1	(43.9)
Other currencies		33.5						33.5	9.6

Forward contracts – by currency sold		406.2	62.6	24.8	7.3	5.3	55.5	561.7	68.9
		€3.5						3.5	–
		£148.0	37.2	18.0	1.5	–	–	204.7	4.0
US$		166.6	17.3	5.3	5.3	5.3	55.5	255.3	65.7
Other currencies		88.1	8.1	1.5	0.5			98.2	(0.8)

Currency options – call purchaser		367.1	–	–	–	–	–	367.1	20.3
US$		367.1	–	–	–	–	–	367.1	20.3

	Notional amount of contract by maturity
	As of December 31, 2004
	Average Rate (%)	2005	2006	2007	2008	2009	> 5 years	Total	Market value
	(in € millions, except percentages)

Currency options – call vendor		193.5	–	–	–	–	–	193.5	0.1
Other currencies		193.5	–	–	–	–	–	193.5	0.1

Currency options – put purchaser		5.5	–	–	–	–	–	5.5	0.2
US$		5.5	–	–	–	–	–	5.5	0.2

Collars – call vendor		10.3	–	–	–	–	–	10.3	(0.3)
US$		10.3	–	–	–	–	–	10.3	(0.3)
TOTAL		5,459.9	921.7	1,401.4	691.5	4,788.2	7,508.1	20,770.8	462.2

	Notional amount of contract by maturity
	As of December 31, 2003
	Average Rate (%)	2004	2005	2006	2007	2008	> 5 years	Total	Market value
	(in € millions, except percentages)
Interest rate swaps – Pay fixed rate		1,838.1	1,120.1	737.7	427.6	340.0	705.6	5,169.1	(166.4)
	€4.4	1,229.1	571.8	99.1	118.6	168.5	393.6	2,580.7	(50.3)
	£5.6	1.0	1.2	1.3	1.4	21.3	23.6	49.8	(0.2)
US$	4.1	579.1	532.0	625.7	299.6	141.2	215.8	2,393.4	(107.4)
Other currencies	6.5	28.9	15.1	11.6	8.0	9.0	72.6	145.2	(8.5)
Interest rate swaps – Receive fixed rate		769.4	124.2	72.6	17.0	7.0	4,838.5	5,828.7	169.4
	€4.5	757.9	56.1	67.1	11.5	1.5	4,445.3	5,339.4	81.5
	£6.8	-	-	-	-	-	386.4	386.4	80.7
US$	5.4	5.5	68.1	5.5	5.5	5.5	6.8	96.9	7.1
Other currencies	7.5	6.0	-	-	-	-	-	6.0	0.1
Interest rate swaps – Floating/Floating		797.1	18.1	24.1	146.8	45.3	168.9	1,200.3	(3.6)
	€-	5.3	14.1	24.1	146.8	45.3	168.9	404.5	0.8
US$	-	791.8	4.0	-	-	-	-	795.8	(4.2)
FRA (Forward Rate Agreement) – Purchased
	€4.8	158.7	158.7	106.0	-	-	-	423.4	(1.6)
Caps – Purchased		145.5	161.9	14.5	106.7	14.7	34.9	478.2	7.0
	€6.8	141.6	74.4	9.9	103.1	9.9	24.1	363.0	7.0
US$	8.3	3.9	87.5	4.6	3.6	4.8	10.8	115.2	-
Caps – Sold		39.7	95.1	-	-	-	-	134.8	-
	€6.1	39.7	39.7	-	-	-	-	79.4	-
US$	7.8	-	55.4	-	-	-	-	55.4	-
Floors – Purchased
	€3.2	30.0	50.0	10.0	-	-	-	90.0	0.5
Collars		19.4	136.2	7.0	8.4	8.1	32.1	211.2	(24.4)
	€2.0-3.0	2.8	3.2	3.7	4.2	4.8	5.5	24.2	(0.1)
	£5.6-8.0	15.0	-	-	-	-	-	15.0	(0.1)
US$	4.7-6.4	1.6	133.0	3.3	4.2	3.3	26.6	172.0	(24.2)

		Notional amount of contract by maturity
		As of December 31, 2003
	Average Rate (%)	2004	2005	2006	2007	2008	> 5 years	Total	Market value
		(in € millions, except percentages)
Currency swaps – By currency borrowed
US$		219.5	167.9	159.1	204.4	199.1	905.5	1,855.5	552.0
Currency swaps – By currency lent		226.0	49.6	114.7	-	-	220.8	611.1	54.7
		€-	49.6	-	-	-	150.0	199.6	28.8
US$		-	-	-	-	-	55.4	55.4	25.5
Other currencies		226.0	-	114.7	-	-	15.4	356.1	0.4
Foreign exchange swaps – By currency borrowed		1,757.3	63.4	0.8	0.8	20.7	3.6	1,846.6	15.7
		€0.9	-	-	-	-	-	0.9	-
		£646.4	-	-	-	19.9	-	666.3	0.5
US$		906.0	0.8	0.8	0.8	0.8	3.6	912.8	18.6
Other currencies		204.0	62.6	-	-	-	-	266.6	(3.4)
Foreign exchange swaps – By currency lent		252.7	37.1	10.1	11.3	-	-	311.2	(21.3)
		£24.1	-	-	-	-	-	24.1	0.1
US$		213.9	37.1	10.1	-	-	-	261.1	(20.4)
Other currencies		14.7	-	-	11.3	-	-	26.0	(1.0)
Forward contracts – Purchased		348.0	166.3	107.0	10.2	0.1	-	631.6	(0.9)
		€3.9	-	-	-	-	-	3.9	2.7
		£46.4	55.2	22.7	1.8	-	-	126.1	(0.7)
US$		296.9	111.1	84.3	8.4	0.1	-	500.8	(2.4)
Other currencies		0.8	-	0.1	-	-	-	0.8	(0.5)
Forward contracts – Sold		349.4	32.1	9.8	7.2	7.2	82.7	488.4	159.3
		£66.6	14.3	1.1	-	-	-	82.0	17.0
US$		159.5	12.1	7.5	7.2	7.2	82.7	276.2	43.0
Other currencies		123.3	5.7	1.2	-	-	-	130.2	99.3
Insurance contracts (COFACE)
US$		16.2	-	-	-	-	-	16.2	5.2
Total		6,967.0	2,380.7	1,373.4	940.4	642.2	6,992.6	19,296.3	745.6

The fair value of foreign currency and interest rate instruments has been estimated by discounting future cash flow differentials, or by obtaining a market price from third-party banks.

18.2  Equity risk

The Group has optimized the management of its portfolio of non-consolidated securities through the sale of call options, which are primarily embedded in the issue of bonds convertible for these securities (see Note 16.2). When the related securities are sold, the Group hedges the transactions, where necessary, through the purchase of call options.

In 2004, the Group no longer held any off-balance sheet instruments for the purposes of managing equity risk. However, off-balance sheet financial instruments held for this purpose in 2003 can be analyzed as follows (excluding call options embedded in the convertible bonds):

Equity instruments

In millions of euros	Notional amount of contract by maturity							Market value
	As of December 31, 2003
	2004	2005	2006	2007	2008	> 5 years	Total
Equity options
Calls – sold (a)	312.8	—	—	—	—	—	312.8	3.8
Calls – purchased (b)	661.7	—	—	—	—	—	661.7	(0.2)
Total	974.5	—	—	—	—	—	974.5	3.6

(a)

The calls sold concern 19,999,936 Fortis shares held in the non-consolidated securities portfolio and which were divested in 2004.

(b)

These calls were purchased primarily to hedge the risk of holders converting bonds issued by the Group convertible into TotalFinaElf shares (debt repaid in 2004).

18.3  Commodity risk

18.3.1  Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular in the natural gas and electricity markets.

The increasing liquidity of these markets enabled the Group in 2004 to enter into transactions hedging these risks derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group’s aim is to protect itself against unfavorable movements in market prices which could affect supply costs or sales contract margins.

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity hedging instruments

	Notional amount in thousands of MMBTU							Fair value In millions of euros
	As of December 31, 2004
	2005	2006	2007	2008	2009	> 5 years	Total
Natural gas and electricity	(137,582.1)	(11,906.7)	4,562.5	29,280.0	14,600.0	(14,600.0)	(115,646.3)	(478.6)
Swaps	(121,804.9)	(39,876.3)	(13,687.5)	18,300.0	14,600.0	(14,600.0)	(157,068.7)	(463.9)
Options	1,816.2	29,200.0	18,250.0	10,980.0	—	—	60,246.2	(5.6)
Forwards/futures	(17,593.4)	(1,230.4)	—	—	—	—	(18,823.8)	(9.1)
Fuel oil, Gas oil and Heating oil	288,407.3	45,481.7	46,615.8	26,259.2	—	—	406,764.0	140.6
Swaps	80,910.5	35,846.3	36,980.4	19,835.6	—	—	173,572.8	139.0
Options	207,496.8	9,635.4	9,635.4	6,423.6	—	—	233,191.2	1.6
Forwards/futures	—	—	—	—	—	—	—	—
Total	150,825.2	33,575.0	51,178.3	55,539.2	14,600.0	(14,600.0)	291,117.7	(338.0)

A swap contract on Brent with a notional amount of 95,675.4 thousand MMBTU, maturing in 2006 and previously classified as a hedging instrument, has been reclassified as a speculative instrument at December 31, 2004. At that date, the fair value of the contract represented an unrealized loss of 50.1 million of euros, which has been covered by a provision.

18.3.2  Commodity trading activities

The Group enters into spot and forward/futures contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed in Europe and the United States using a variety of trading instruments. The related instruments include: (a) forward contracts involving physical delivery of an energy commodity, (b) swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity, and (c) options and other contractual arrangements. The Group uses commodity derivatives in order to optimize prices proposed to customers, as well as for positions taken on its own behalf.

In accordance with internal risk control procedures, the Group’s risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily and credit limits are automatically adjusted based on the financial data of counterparties.

The contribution of trading activities to Group operating income was 41 million of euros in 2004, compared with 70 million of euros in 2003. This contribution is defined as net margin after brokerage fees and net allocations to provisions.

Notional Amounts and Maturities

The notional amounts and maturities of these instruments are detailed below (notional amounts in MMBTU, million of euros of British Thermal Units, the standard conversion unit for energy contracts):

Commodities

	Dec. 31, 2004		Dec. 31, 2003
	Notional amount (Net (a)) In thousands of MMBTU	Maximum maturity (in years)	Notional amount (Net (a)) In thousands of MMBTU	Maximum maturity (in years)
Electricity	12,021.0		3,409.5
Swaps	40,444.0	7	12,731.0	8
Options	22,373.1	3	8,210.0	2
Futures/Forwards	(50,796.2)	7	(17,531.5)	4
Natural gas	36,936.2		68,455.3
Swaps	1,934.2	3	5,704.5	4
Options	7,337.7	1	23,699.0	4
Futures/Forwards	27,664.2	3	39,051.8	4
Crude oil	446.2		521.0
Swaps	446.2	2	4,118.6	3
Options	—	—	(3,597.6)	1
Futures/Forwards	—	—	—	—
Fuel oil, Gas oil and Heating oil			131.9
Swaps	2,347.2	3	131.9	1
Options	—	—	—	—
Futures/Forwards	—	—	—	—
Total	51,750.5		72,517.7

(a)

seller position/buyer position

Notional amounts reflect the volume of open transactions and not the amounts exchanged by the parties in connection with the financial instruments. Accordingly, notional amounts are not an exact measure of the Group’s exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, as in accordance with its price risk management policy the Group could at any time net these positions on the market, within the limit of its available funds.

Fair value

The fair value at December 31, 2004 and 2003 and the average fair value of instruments used in commodity trading activities are set out below:

In millions of euros	Fair value at Dec. 31, 2004	Average fair value for the year ended Dec. 31, 2004(a)	Fair value at Dec. 31, 2003	Average fair value for the year ended Dec. 31, 2003(a)
Natural gas and electricity	21.8	20.4	19.1	(6.2)
Crude oil	(0.4)	(0.2)	—	2.2
Fuel oil, Gas oil and Heating oil	2.6	0.4	0.5	(0.8)
Total	24.0	20.6	19.6	(4.8)

(a)

Based on month-end positions.

These fair values are not representative of probable future cash flows as the underlying positions are sensitive to price movements and can be modified by new transactions.

The following table presents the fair value of financial instruments held by the Group at December 31, 2004, as part of its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method

In millions of euros	Fair value of contracts at December 31, 2004			Total fair value
	< 1 years	1 to 5 years	> 5 years
Listed prices on an organized market (a)	13.4	0.5		13.9
Price provided by other external sources (b)	18.0	(0.9)		17.1
Price based on calculation models or other valuation methods (c)	(4.3)	(2.3)	(0.4)	(7.0)
Total	27.1	(2.7)	(0.4)	24.0

(a)

Listed prices on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trading day.

(b)

Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value futures and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions related to these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and the commodity. During periods where listed prices are not available and in areas where there is reduced liquidity, the Group estimates the price based on general organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the valuations obtained and the prices received from brokers.

(c)

Models and other valuation methods: the Group estimates the fair value of less standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and present value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. Although listed market prices are not available for these derivative contracts, the market price of the underlying commodity is a significant component in the valuation of the contracts.

Changes in fair value
Fair value at December 31, 2003	19.6
Contracts unwound or settled in 2004	(23.7)
Initial fair value recorded for new contracts in 2004 (a)
Fair value movements due to changes in valuation techniques (b)	(0.5)
Other changes in fair value (c)	28.6
Fair value at December 31, 2004	24.0

(a)

Energy trading contracts with unrealized gains or losses at inception.

(b)

Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.

(c)

Representing fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

Counterparty risk

In conjunction with the valuation of its financial instruments, the Group sets aside reserves for risks associated with its trading activity, including credit risk. Credit risk reflects the loss that the Group would incur as a result of the failure of counterparties to respect their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and has set up a related risk management policy (evaluation of potential counterparties’ financial position, including assessment of credit ratings, request for pledges and collateral, and where possible, use of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty).

At December 31, 2004, 93% of the Group’s credit exposure was with investment-grade counterparties.

In millions of euros	2004		2003
	Investment Grade (a)	Total	Investment Grade (a)	Total
Oil and gas producers	13.4	13.5	28.8	31.7
Electricity producers	253.0	271.8	153.2	182.0
Gas and electric utilities	153.5	163.9	70.9	132.0
Financial institutions	29.9	32.4	68.8	68.8
Industrialists	0.5	2.3	0.6	2.7
Organized markets	22.5	26.1	14.2	14.8
Total	472.9	510.0	336.5	432.0

(a)

The Investment Grade column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB- or Baa3 respectively, or an equivalent Dun & Bradstreet rating. Investment Grade status is also determined using publicly available credit ratings, and taking into account pledged assets, letters of credit and parent company guarantees.

Market risk: value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions. Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by trading activities which manage positions arising in relation to products offered to the Group’s customers and production units and in relation to positions taken on the Group’s behalf.

The Group assesses, measures and manages market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. Quantification of market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

In millions of euros	Dec. 31, 2004	2004 average (a)	2003 average (a)	High 2004 (b)	Low 2004 (b)
Value at risk	2.4	2.7	4.4	7.5	1.1

(a)

Average of daily value at risk figures.

(b)

Based on month-end highs and lows observed in 2004.

Value at risk (VAR) represents the maximum potential loss on value on an asset portfolio, based on a given holding period and confidence interval. Value at risk is not an indication of expected future results. The Group applies a 1-day holding period and a 95% confidence interval.

NOTE 19  PENSION LIABILITIES AND RELATED COMMITMENTS

Description of the main pension plans and related benefits

Companies belonging to the Electricity and Gas sector in Belgium

In Belgium, the rights of employees in Electricity and Gas sector companies, principally Electrabel, ECS, Distrigaz, Fluxys and Laborelec, and some SUEZ-Tractebel S.A employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of the most recent annual income, for a full career and in addition to the statutory pension. These supplements, which are provided under defined benefit plans, are partly transferable to the beneficiairies. For the majority of the plan participants, the benefits have to be paid in the form of a lump sum.

Most of the commitments resulting from these pension plans are financed through pension funds set up for the Electricity and Gas sector as well as through insured plans.

Pre-funded pension plans are financed by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing requirements are met and that the benefits will be financed in the long-term.

“Wage-rated” employees recruited from June 1, 2002 and managerial staff recruited from May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension commitments corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans.

The Electricity and Gas sector companies also grant other post-employment benefits such as the reimbursement of medical expenses, electricity and gas price reductions, jubilee benefits and early retirement schemes. These benefits are not pre-funded.

The calculation of commitments takes into account, within the current regulatory and collective bargaining agreement context, the methods used by the electricity and gas supply sector in Belgium (see Note 1.O). With regard to the separation of production and distribution activities, the breakdown of commitments has been reviewed and the ensuing consequences were taken into account at December 31, 2004 (see Note 5).

The projected benefit obligation relating to these plans represents around 43% of total pension commitments and related liabilities at December 31, 2004, compared with approximately 40% one year earlier.

Companies belonging to the Electricity and Gas Industries Sector (EGIS) in France

The pension plan for the statutory agents of companies belonging to the Electricity and Gas Industries sector in France is covered by the legislation governing mandatory state pension plans within the meaning of the French Social Security Code. The Group companies participating in this plan are CPCU, SMEG and CNR.

The pension plan for EGIS sector companies is a contributory defined benefit plan. The participating companies are required to pay the benefits corresponding to the pensions of former employees via an amortization payment.

As required by the French government, in 2002 EGIS sector companies entered into negotiations with trade unions in order to reform the procedures for funding the pension system specific to this sector.  These discussions were rounded out in 2004 by the enactment of a law in France on August 9, 2004 which set out reforms to the specific system of the EGIS companies, as well as by the signing in December of financial agreements with CNAV, ARRCO and AGIRC (statutory supplementary pension schemes) setting out conditions for the EGIS system to be incorporated into the general statutory pension system.

Further decrees and government orders are scheduled to be issued in 2005, aimed at definitively setting regulated activity rates as well as the allocation among the sector’s companies of the compensation payments to be made to the CNAV, ARRCO and ARGIC in return for the special EGIS schemes being incorporated into the general statutory pension system.

Other companies

Most other Group companies also grant their employees post-employment benefits (pension and early retirement plans, end-of-career bonuses, medical coverage, benefits in kind, etc.) and other long-term benefits, such as jubilee and other long-service awards.

Benefits granted under defined benefit plans are allocated in the form of a lump sum paid upon the employee’s retirement or annuities, both of which are generally based on the pre-retirement salary and length of service.

In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months’ salary calculated based on the employee’s length of service at retirement. Certain French subsidiaries also propose supplementary defined benefit plans that guarantee a level of annuity upon retirement.

In the United States and United Kingdom, the annuities paid on retirement are generally determined as a percentage of the pre-retirement salary.

Defined benefit plans can be fully or partly pre-funded by employer contributions to a pension fund, as is the case in the United Kingdom and United States, or a restricted fund managed by an insurance company (France). With the exception of the United States, other post-employment benefit plans and other long-term benefits are generally not pre-funded.

In 2004, Lydec’s pension commitments were transferred to RCAR, which is the compulsory retirement scheme for the company’s business sector. As a result, this plan is now treated as a state plan and therefore as a defined contribution plan in relation to future payments. As reserves are no longer required in relation to Lydec’s commitments under this plan, the related reserve recorded in 2003 was reversed, partly through equity (see Note 15) and partly through income.

Certain companies, particularly in the Netherlands, contribute to multi-employer pension plans, which are treated as defined contribution plans in accordance with IAS 19.

SUEZ’s commitments for pensions and other post-employment benefits are as follows:

In millions of euros	Dec. 31, 2004			Dec. 31, 2003
	Pension benefits (a)	Other benefits (b)	Total	Pension benefits (a)	Other benefits (b)	Total
Change in benefit obligation
Projected benefit obligation, at January 1	(3,565.4)	(594.0)	(4,159.4)	(4,734.9)	(755.5)	(5,490.4)
Service cost	(87.7)	(18.9)	(106.6)	(90.5)	(20.1)	(110.6)
Interest cost	(178.8)	(28.1)	(206.9)	(174.8)	(31.5)	(206.3)
Plan participant contributions paid	(12.9)		(12.9)	(10.7)		(10.7)
Amendments	(14.2)	10.4	(3.8)	(4.8)	14.9	10.1
Acquisition/disposal of subsidiaries	(9.2)	17.9	8.7	1,267.4	145.8	1,413.2
Curtailments/settlements	149.3	(0.3)	149.0	(130.8)	(32.0)	(162.8)
Special terminations	32.9	(5.7)	27.2	(13.8)	(17.1)	(30.9)
Actuarial gains and losses	(91.4)	(4.3)	(95.7)	12.0	32.5	44.5
Benefits paid	270.4	36.0	306.4	247.2	50.0	297.2
Other (foreign currency translation)	8.4	4.5	12.9	68.3	19.0	87.3
Projected benefit obligation, at Dec. 31 A	(3,498.6)	(582.5)	(4,081.1)	(3,565.4)	(594.0)	(4,159.4)
Change in fair value of plan assets
Fair value of plan assets, at January 1	1,900.0	34.1	1,934.1	2,720.0	29.3	2,749.3
Actual return on plan assets	136.8	9.2	146.0	133.1	4.3	137.4
Company and Plan participant contributions	346.6	36.0	382.6	213.0	51.2	264.2
Acquisition/disposal of subsidiaries	(1.5)		(1.5)	(941.5)		(941.5)
Curtailments/settlements			–	72.1	4.6	76.7
Benefits paid	(270.4)	(36.0)	(306.4)	(247.2)	(50.0)	(297.2)

In millions of euros	Dec. 31, 2004			Dec. 31, 2003
	Pension benefits (a)	Other benefits (b)	Total	Pension benefits (a)	Other benefits (b)	Total
Other (foreign currency translation)	(10.8)	(1.4)	(12.2)	(49.5)	(5.3)	(54.8)
Fair value of plan assets, at Dec. 31 B	2,100.7	41.9	2,142.6	1,900.0	34.1	1,934.1
Funded status A+B	(1,397.9)	(540.6)	(1,938.5)	(1,665.4)	(559.9)	(2,225.3)
Unrecognized actuarial
gains and losses	350.4	(15.5)	334.9	268.4	(19.4)	249.0
Unrecognized past service cost	10.7	(21.5)	(10.8)	1.7	(13.4)	(11.7)
Asset ceiling	(13.7)		(13.7)	(9.4)		(9.4)
Net benefit liability	(1,050.5)	(577.6)	(1,628.1)	(1,404.7)	(592.7)	(1,997.4)
Accrued benefit liability	(1,196.0)	(580.5)	(1,776.5)	(1,544.8)	(592.7)	(2,137.5)
Prepaid benefit cost	145.5	2.9	148.4	140.1	—	140.1

(a)

Pensions and retirement bonuses.

(b)

Long-service awards, health care and other post-employment benefits.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal entities. As explained in Note 1-O to the consolidated financial statements, the inter-municipal entities do not employ any staff and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs.

In light of Electrabel’s right to reimbursement from the inter-municipal entities, pension obligations (1.2 billion of euros at December 31, 2004) toward distribution employees are netted of against the receivable recognized in the same amount. Pension obligations towards distribution employees are therefore not shown in the table below. As the costs of the obligations are ultimately borne by the inter-municipal entities, this liability is recorded as part of Electrabel’s equity in the value of the shares in these entities (accounted for by the equity method).

Coverage of these obligations at December 31, 2004 and 2003 can be analyzed as follows:

In millions of euros	Dec. 31, 2004			Dec. 31, 2003
	Plans with liabilities exceeding assets	Plans with assets exceeding liabilities	Total	Plans with liabilities exceeding assets	Plans with assets exceeding liabilities	Total
Projected benefit obligation	(3,606.0)	(475.1)	(4,081.1)	(3,646.0)	(513.4)	(4,159.4)
Fair value of plan assets	1,647.8	494.8	2,142.6	1,496.0	438.1	1,934.1
Unrecognized actuarial gains and losses	216.5	118.4	334.9	148.3	100.7	249.0
Unrecognized past service cost and transition obligation	(10.8)		(10.8)	(11.7)		(11.7)
Asset ceiling	(13.7)		(13.7)	(9.4)		(9.4)
Total net commitments	(1,766.2)	138.1	(1,628.1)	(2,022.8)	25.4	(1,997.4)

The charge recorded in the year in respect of pension liabilities and prepaid benefit cost can be broken down as follows:

In millions of euros	Liabilities	Assets	Net
Balance at December 31, 2003	(2,137.5)	140.1	1,997.4
Exchange-rate differences	1.3	(3.8)	2.5
Changes in scope of consolidation and other	160.5	5.6	166.1
Period expense net of contributions	(145.1)	(18.9)	164.0
Employer contributions	344.3	25.4	369.7
Balance at December 31, 2004	(1,776.5)	148.4	1,628.1

The net charge recognized for the period in relation to the Group’s pension liabilities and related commitments for the years ended December 31, 2004 and 2003 breaks down as follows:

In millions of euros	2004	2003
Current service cost	106.6	110.6
Interest cost	206.9	206.4
Expected return on plan assets	(116.4)	(113.9)
Actuarial gains and losses	(25.1)	(18.3)
Past service cost	3.2	7.6
Gains or losses on pension plan curtailments, terminations and settlements	8.4	92.1
Special terminations	(23.8)	23.7
Asset ceiling	4.2	0.5
Total	164.0	308.7

Description of the Group’s policy for covering pension liabilities and related commitments

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between return on investment and reducing the related risks.

The objectives of these strategies are twofold:

•

Maintain sufficient income streams and liquidity to cover pension and other benefit payments;

•

Achieve a long-term return on investment that is at least equal to the future returns expected by plan participants.

When plan assets are invested in pension funds, investment decisions and allocation of the plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio and generally guarantees a rate of return on the related assets. The insurer’s sole obligation in this case is to ensure a fixed return on the plan assets.

The allocation of plan assets by principal asset category can be analyzed as follows:

	2004	2003
Equities	29%	33%
Bonds	48%	53%
Real estate	6%	5%
Other (including money market securities)	17%	9%
	100%	100%

Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension benefit commitments		Other benefit commitments		Total benefit commitments
	2004	2003	2004	2003	2004	2003
Discount rate	5.4%	5.4%	4.9%	5.0%	5.3%	5.3%
Estimated future increase in salaries	3.9%	3.7%	3.7%	3.3%	3.9%	3.6%
Expected return on plan assets	6.1%	6.1%	6.7%	7.0%	6.1%	6.1%
Average remaining working lives of employees participating in the plan	14 years	13 years	15 years	14 years	14 years	13 years

Assumed rises in medical costs are 3.7% for 2005, 3.6% for 2006, 3.5% for 2007, 3.4% for 2008 and 3.3% for 2009.

The return on plan assets was calculated based on market conditions, as follows:

•

Bond yield rates, corresponding to yields on government bonds, which are consistent with current yields on inflation-indexed bonds;

•

Rate of return on equities, including a risk premium of 3.3% compared with the rate of return on bonds.

The premium included in the rate of return on real estate corresponds to a 1.8% risk premium, set mid-way between the rates of return on bonds and equities.

A one percentage point change in assumed healthcare cost rates would have the following impacts:

In millions of euros	One percentage point increase	One percentage point decrease
Impact on costs	2.6	(2.0)
Impact on post-employment benefit obligations	26.6	(20.8)

F-67

In 2004, the geographical breakdown of the main commitments and the related actuarial assumptions (including inflation) were as follows:

	Euro zone		USA		Rest of the world
	Pensions	Other benefit commitments	Pensions	Other benefit commitments	Pensions	Other benefit commitments
Net benefit commitments	(987.1)	(481.1)	45.1	(39.6)	(108.5)	(56.9)
Discount rate	4.7%	4.7%	6.0%	6.3%	8.1%	5.0%
Estimated future increase in salaries	3.6%	3.8%	3.5%	3.0%	5.0%	4.0%
Expected return on plan assets	5.2%	4.9%	8.5%	8.5%	8.7%	4.4%
Average remaining working lines of employees participating in the plan	15 years	14 years	14 years	17 years	12 years	18 years

NOTE 20  OFF-BALANCE SHEET COMMITMENTS

20.1  Bilateral purchase commitments

Several of the Group’s operating subsidiaries have entered into long-term contracts and “take-or-pay” contracts for the firm purchase or sale of specified quantities of gas, electricity and steam and related services, with a commitment from the third parties concerned to deliver or purchase said quantities. Principal future commitments under contracts entered into by SUEZ Energy Europe, SUEZ Energy International and Elyo are presented below. They are valued at the closing spot rate or the price specified in the contract if this is not exclusively based on market conditions, and taking into account their maturities, are discounted by reference to market yields on high quality corporate bonds. The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

As part of their normal course of business, certain Group companies have also entered into contracts for the purchase of technical equipment with a commitment from the third parties concerned to deliver the equipment. The commitments under these contracts represented 1,596 million of euros at December 31, 2004, and primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

In millions of euros	Firm purchase of commodities, combustibles and electricity	Firm sales of electricity, gas, steam and oil	Firm purchases of fixed assets
2005	4,927.4	8,929.6	672.7
2006	3,436.7	4,698.1	298.4
2007	2,881.6	2,373.8	98.7
2008	2,461.6	1,987.8	259.2
2009	2,038.3	1,638.9	222.4
Beyond	12,977.0	8,406.0	44.6
Total	28,722.6	28,034.2	1,596.0

The Group has also made capital expenditure commitments under certain concession contracts, which totaled 1,436.7 millions of euros at December 31, 2004.

20.2  Non-cancelable operating leases

The Group leases premises, facilities, equipment, ships (LNG tankers) and vehicles under non-cancelable operating leases which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts reaching expiry will be renewed or replaced.

Lease charges are presented in Note 3.

Minimum future payments related to these contracts break down as follows:

In millions of euros	Non-cancelable operating leases
2005	232.4
2006	163.5
2007	129.1
2008	113.1
2009	88.7
Beyond	454.0
Total	1,180.8

20.3  Other commitments

In millions of euros	At 31 dec. 31, 2004	Maturing within 1 year	Maturing within 1 to 5 years	Maturing in more than 5 years	At 31 dec. 31, 2003
Commitments given:
Commitments given on contracts	2,513.7	1,033.4	531.4	948.9	2,637.2
Performance bonds and similar	1,728.2	770.3	423.7	534.2	1,838.9
Other guarantees given on contracts	785.5	263.1	107.7	414.7	798.3
Financing commitments:	3,797.5	899.3	1,060.0	1,838.2	5,655.4
Personal collateral given	1,111.1	587.4	297.7	226.0	1,042.7
Assets pledged and other collateral given	2,637.1	308.5	761.9	1,566.7	4,398.8
Other financing commitments given	49.3	3.4	0.4	45.5	213.9
Other commitments given:	3,948.8	719.3	1,276.8	1,952.7	4,635.1
Commitments given on energy trading activities	975.9	90.0	32.8	853.1	877.8
Other commitments given	2,972.9	629.3	1,244.0	1,099.6	3,757.3
Total commitments given	10,260.0	2,652.0	2,868.2	4,739.8	12,927.7
Commitments received:
Guarantees received on contracts	581.3	209.7	291.8	79.8	595.2
Financing commitments received:	6,952.6	1,067.1	5,635.5	250.0	10,806.1
Undrawn authorized credit facilities and commercial paper back-up lines	6,104.4	513.6	5,374.5	216.3	8,708.3
Securitization	110.2		110.2		99.0
Other financing commitments received	738.0	553.5	150.8	33.7	1,998.8
Other commitments received:	1,547.5	272.2	36.1	1,239.2	1,356.6
Commitments received on energy trading activities	1,230.4	124.2	9.5	1,096.7	1,149.3
Other commitments received	317.1	148.0	26.6	142.5	207.3
Total commitments received	9,081.4	1,549.0	5,963.4	1,569.0	12,757.9

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services. 47% of these commitments relate to the Environment business line and 53% to the Energy business. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees given include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal guarantees granted primarily to creditors of Group equity investees in the amount of 1,111 million of euros, collateral of 2,637 million of euros, and 49 million of euros in other financing commitments. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other plant and equipment) and, to a lesser extent, consolidated investments (555 million of euros), which represent approximately 20% of collateral. The Group has received financing commitments in the amount of 6,952.6 million of euros, corresponding primarily to undrawn authorized credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in connection with its activities with energy trading counterparties in the respective amounts of 975.8 million of euros and 1,230.4 million of euros.

Other commitments given principally include the following:

•

Investments in SHEM and CNR, aimed at broadening Electrabel’s presence in France in connection with the company’s development strategy. The related share purchase commitments totaled approximately 1,203 million of euros, to be spread over the period between 2005 and 2007 (see Note 24).

•

A commitment by Electrabel totaling 644 million of euros to cover credit risks of companies that are separate legal entities and which hold leases relating to power plants in the Benelux countries.

•

Financial guarantees given by SITA France to the regional authorities (préfectures), totaling 189 million of euros (166 million of euros in 2003) relating to landfill sites.

In addition, SUEZ companies are committed under vendor warranties related to the divestment of operations. A reserve is set aside to cover these warranties when it seems probable that they will be called upon. Potential liabilities in respect of vendor warranties totaled 1,446 million of euros at December 31, 2004 compared with 1,735 million of euros one year earlier. They related to the sales of Northumbrian, Nalco, Cespa, Noos, Coditel, Codenet, Paris Premiere, IndoSUEZ and La Henin.

Finally, through one of its U.S. subsidiaries, SUEZ still holds the lease for the premises in Naperville occupied by and sub-let to Ondeo Nalco. SUEZ has received a counter-guarantee in relation to this lease from Ondeo Nalco, according to which the latter is liable for all obligations thereunder vis-à-vis both the SUEZ group and the owner-lessor of the premises. In the event of default by Ondeo Nalco, the Group would be liable to pay the lease payments for the remaining term of the lease, amounting to 181.4 million of euros.

20.4  Contractual obligations impacting future cash outflows

The following table presents an estimate of contractual obligations at December 31, 2004 impacting the Group’s future cash outflows. This estimate encompasses the Group’s borrowings less marketable securities and cash and cash equivalents, as well as operating leases, non-cancelable commitments to purchase fixed assets and other long-term investment commitments, as described above.

In millions of euros	Payments in
	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings less marketable securities and cash and cash equivalents (including capital leases)	(2,452.9)	7,314.0	6,653.9	11,515.0
Operating leases	232.4	494.5	453.9	1,180.8
Non-cancelable purchase commitments	1,029.2	1,840.5	149.4	3,019.1
Other long-term commitments	305.1	570.6	610.3	1,486.0

20.5  Trade receivable securitization program

In January 2002, the Group launched a 5-year European trade receivable securitization program, covering a maximum of 470.0 million of euros in receivables (total securitized receivables net of deposit accounts). Trade receivables of the different entities concerned (SITA France Group, Elyo Group and Fabricom Group) are sold to a special-purpose securitization fund which secures refinancing on the commercial paper market. The debtors of the trade receivables concerned are primarily local authorities and companies.

SUEZ guarantees the securitization fund against initial losses on receivables and their concentration on a single counterparty. SUEZ deposits amounts with the securitization fund, the level of which is determined by the amount of outstanding receivables and their performance. Payments which fall overdue by more than 180 days are refinanced by the transferor via a draw-down by the securitization fund on the deposit account.

At December 31, 2004, outstanding securitized receivables totaled 502.9 million of euros and the deposit available to the securitization fund totaled 110.2 million of euros. At the same date, this deposit was covered by a reserve whose amount is not material.

In some cases, the program can be wound down in advance. For example, new receivables could no longer be transferred to the fund if the credit rating of GIE SUEZ Alliance by Moody’s Investor Services fell below Baa1.

The summary balance sheet of the European securitization fund at December 31, 2004 is as follows (in million of euros):

Assets
Securitized receivables	502.9
Others receivables	0.5
Total	503.4

Liabilities
Ordinary shares	393.2
Borrowings	110.2
Total	503.4

In accordance with CRC regulation 99-02, amended by regulation 2004-04 of May 4, 2004, the Group did not consolidate the securitzation funds at December 31, 2004 as (i) the rewards and benefits related to the sold receivables are transferred to the third parties concerned, and (ii) the Group considers that it does not exercise any decision-making power over the funds.

NOTE 21  DISPUTES AND OTHER EXCEPTIONAL EVENTS

In the normal course of its business, the Group is involved in legal proceedings and other forms of disputes with customers or with the tax authorities in certain countries. SUEZ values the related risks based on past experience of similar disputes or on expert analysis. Management considers that the final cash outflows in relation to these disputes will not materially impact SUEZ’s consolidated financial statements, results or gross cash flow.

Competition and industry concentration

Energy

The European Competition Commissioner has announced on several occasions that the Commission is preparing several sector inquiries for the second half of 2005, including relating to the energy sector. These inquiries do not concern particular operators but rather the overall functioning of specific markets such as gas or electricity supply.

As the Group is a key player in these industries it is probable that the Directorate-General for Competition will examine a certain number of SUEZ’s contracts. It seems likely that long-term contracts entered into further to the privatization of electricity-producing companies in the Member States which acceded to the European Union on May 1, 2004 will be analyzed in light of Article 81 of the EC Treaty which deals with anti-competitive practices and of Article 87 of the EC Treaty which deals with State aid. However, no formal proceedings or inquiries have yet been launched.

Environment

In France, the Anti-Trust Council (“Conseil de la Concurrence”) ruled that the subsidiaries of Compagnie Générale des Eaux (CGE) and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Although the Council did not impose sanctions, it requested that the

Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by CGE, the Court of Cassation (Cour de Cassation) recently overturned a ruling made by the Paris Court of Appeal which confirmed the decision of the Anti-Trust Council. The Court of Cassation’s judgment was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger-control. As this judgment did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order in the near future requiring that the two groups unwind their cross-shareholdings in the companies concerned.

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax authorities of certain countries. Reserves are recorded for these claims and disputes when there is an obligation (legal, contractual, or implicit) to a third party, if it is probable that there will be a cash outflow at the year-end with no consideration expected from a third party, and that this outflow can be reliably measured. The reserves recorded in respect of these claims, disputes and tax risks at December 31, 2004 totaled 507 million of euros.

In Manila, the Group’s request to withdraw from its concession contract, using a termination notice filed with the International Appeals Panel on February 7, 2003, was rejected. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to restructure the company and ensure its long-term viability. As a result of these negotiations, the SUEZ Group, whose commitments were fully provided for in 2002, intends to reduce its stake in the company and hence its corresponding exposure.

In Jakarta, the Group’s dispute with the concession-granting authority in the area was settled through negotiations which resulted in significant tariff increases. However, uncertainties remain over the outcome of the negotiations in relation to ensuring that the contract meets profitability expectations and to guarantee its long-term future. The reserves recorded by the Group in 2002 in relation to these contracts have been remeasured to take into account the favorable impact of the agreement reached on the company’s future cash flows.

On August 16, 2004, VEA received a demand from the Brazilian Federal Justice Department for 1.5 billion of BRL (approximately 410 million of euros), or a payment guarantee for the same amount. This demand – which has recently been reduced to 130 million of euros – came further to the Brazilian tax authorities’ challenge to the refinancing program set up for the tax liabilities of the Brazilian company Oxfort (which had maintained its operations not acquired by the SUEZ Group in 1997).  On August 26, 2004, the Brazilian courts suspended the decision of the tax authorities to challenge the above-mentioned refinancing program, thus leading to the suspension of the Justice Department’s demand.  The proceedings relating to the substance of the case are still under way before the Brazilian courts. In addition, as SUEZ has never held any direct or indirect interest in Oxfort, the Group considers that it does not have any exposure concerning this matter and has not therefore recorded any related reserves at December 31, 2004.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Two legal disputes are currently in progress against the company relating to: 1) the discharge of untreated waste water, and, 2) the invoicing process. Adequate reserves have been recorded at December 31, 2004 to cover the Group’s risks in relation to this concession.

The Group’s situation in Argentina is set out in Note 2.4.

Several claims have been made against Degremont Ltd concerning certain completed or in-progress contracts. These disputes include a claim of 107 million of GBP against all of the contractors involved in the Liverpool contract. No distinction has been made in this overall claim between the different contracting companies despite the fact that the project involves separate contracts. Degremont Ltd’s individual contract amounts to 2.6 million of GBP and concerns the design of part of the water treatment station and delivery of certain equipment.  Reserves recorded at December 31, 2004 reflect the Group’s best estimate at that date of the possible outcome of the proceedings in progress.

On November 15, 2000 Tractebel Energy Marketing, Inc (“TEMI”) an affiliate of SUEZ-Tractebel S.A. (“STSA”), entered into a long term Power Purchase and Sale Agreement (“PPSA”) with AEP Power Marketing Inc. (“AEP”) whereby TEMI would purchase capacity, energy and ancillary services produced by a plant to be built in Plaquemine, Louisiana. Payment obligations of TEMI under the PPSA are guaranteed by STSA up to an amount of 50 million of USD. On September 5, 2003 TEMI filed a declaratory judgment action against AEP in the United States District Court of the Southern District of New York (the “Court”) requesting the Court, amongst others, to declare the PPSA unenforceable. Pursuant to such action and on the same day, AEP separately filed a declaratory judgment action against TEMI and STSA in the Court seeking, amongst others, for determination of its rights under the PPSA. Discovery (including the deposition of expert witnesses) is still ongoing and trial is scheduled to begin on March 23, 2005. On January 21, 2005 the Court granted part of AEP’s motion for partial summary judgment insofar as it seeks a declaration that the PPSA is enforceable despite the absence of a Protocol. This decision - which can be appealed - does not affect and is without prejudice to the numerous other claims made by TEMI, including the one related to AEP’s violation of its implied covenant of good faith and fair dealing in the Protocol negotiation. While TEMI has claimed damages in excess of 17 million of USD and AEP in excess of 643 million of USD – claims and figures which are  highly contested by both parties both on the principle and on the amounts – quantification of damages and evaluation of potential rights and liabilities can, however, not be achieved with any degree of certainty and/or accuracy. It is therefore not possible to predict an outcome.

The Special Inspection department of the Belgian tax authorities is claiming 188 million of euros from Tractebel, concerning investments in Kazakhstan. Tractebel has contested this claim which, based on the advice of legal counsel, it considers unfounded.

Further to a parliamentary inquiry into anti-competitive practices in the construction industry, since February 25, 2004, GTI has fully co-operated with the Dutch competition authorities. On April 29, 2004, GTI reported the findings of its own internal inquiry to the local competition authorities, who were to publish the findings of their inquiry into the maintenance industry in March 2005.

The related reserves recorded in the consolidated financial statements at December 31, 2004 represent our best estimate according to information available.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or have recently had, a material impact on the financial condition, results of operations, business or assets of the company or Group.

NOTE 22  SEGMENT INFORMATION

After the 2003 sale of Nalco – which was the primary company in the SUEZ Environment Industrial Services sector – and the gradual sale of the Group’s Communication sector operations (TPS and Coficem/Sagem in 2002, Coditel/Codenet in 2003, and M6 and Noos in 2004), SUEZ has refocused its operations around four core segments: SUEZ Energy Europe (SEE), SUEZ Energy International (SEI), SUEZ Energy Services (SES) and SUEZ Environment (SE).

These sectors are all managed separately as each of them develops, produces and sells different products and services or targets different client markets. The operations of these sectors are as follows:

SUEZ Energy Europe (SEE) and SUEZ Energy International (SEI) – SEE subsidiaries produce electricity, and/or provide electricity transmission and distribution services, and/or supply, transport or distribute natural gas in Europe, through Electrabel, Distrigaz and Fluxys (listed companies which are over 50%-owned by SUEZ). SEI subsidiaries produce, transport, and, to a lesser extent, distribute electricity and natural gas internationally, primarily in the United States, Brazil, Chile, Thailand and the Middle East.

SUEZ Energy Services (SES) – These subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical and heating facilities, pipeline systems and energy networks.

SUEZ Environment (SE) – The subsidiaries operating in this business segment provide private individuals and local authorities with (i) water management and water treatment services under concession contracts (Water management), (ii) water purification facility design and construction (Turnkey engineering) and (iii) waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

A reconciliation of segment information to consolidated figures is provided below.

Employee numbers presented are year-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

Information by business segment

In millions of euros	SEE	SEI	SES	Energy	SE	SEIS	Other (b)	Total
2004
Revenues	14,242.3	5,397.0	9,694.3		11,405.8			40,739.4
Share in income of companies accounted for under the equity method	(112.5)	9.0	1.8		38.5		7.4	(55.8)
Gross operating income	2,642.5	1,225.2	574.9		1,930.8		(175.2)	6,198.2
Capital employed	4,924.2	8,314.1	1,909.6		8,028.9		1,245.5	24,422.3
Purchases of tangible and intangible assets	560.7	278.8	241.6		1,085.6		4.6	2,171.3
Employees	16,612	4,292	66,396		72,781		631	160,712
2003 Proforma (c)
Revenues	12,747.3	4,490.8	9,396.5		12,309.7		677.5	39,621.8
Share in income of companies accounted for under the equity method	64.0	56.5	0.8		15.6		28.8	165.7
Gross operating income	2,458.5	1,124.0	506.5		1,943.8		(21.9)	6,010.9
Capital employed	5,142.1	8,588.7	1,922.6		8,603.6		2,712.0	26,969.0
Purchases of tangible and intangible assets	515.4	801.0	215.8		1,209.8		62.4	2,804.4
Employees	16,259	4,301	68,152		82,790		789	172,291
2003
Revenues				26,634.6	12,141.7	168.0	677.5	39,621.8
Share in income of companies accounted for under the equity method				123.3	15.6	13.4	13.4	165.7
Gross operating income				4,000.8	1,949.9	7.3	52.9	6,010.9
Capital employed				15,890.1	8,639.0	45.9	2,394.0	26,969.0
Purchases of tangible and intangible assets				1,533.6	1,177.5	32.3	61.0	2,804.4
Employees				88,712	82,076	714	789	172,291
2002
Revenues (a)				24,242.3	12,938.5	2,958.9	644.2	40,783.9
Share in income of companies accounted for under the equity method				60.7	(21.7)	1.1	11.3	51.4
Gross operating income				4,125.4	2,379.9	535.9	212.5	7,253.7
Capital employed				17,513.0	14,454.1	5,250.2	5,523.4	42,740.7
Purchases of tangible and intangible assets				2,204.6	1,647.4	143.0	162.8	4,157.8
Employees				88,811	97,040	11,912	987	198,750

(a)

2002 revenues have been adjusted for the change in presentation method applicable to energy trading on its own behalf as explained in Note 1.0.

(b)

Contributions from corporate and central financing structures (see Note 25), as well as communications entities (until 2003).

(c)

 The proforma 2003 amounts are presented to conform with the 2004 segment information.

Information by geographical area

In millions of euros	France	Belgium	UK	Other EU countries (a)	Other European countries	North America	South America	Asia, Oceania and Middle East	Africa	Total
2004
Revenues (b)	9,460.8	12,920.7	1,194.3	7,180.9	1,663.6	3,884.4	1,955.0	1,902.7	577.0	40,739.4
Capital employed	3,341.2	1,943.3	1,067.7	6,256.3	1,049.2	5,105.5	3,333.3	2,192.8	133.0	24,422.3
Employees	60,227	26,636	7,678	26,381	7,950	5,698	16,956	5,209	3,977	160,712
2003
Revenues (b)	9,750.5	11,472.7	1,232.5	7,773.0	1,377.6	3,885.4	1,702.1	1,866.8	561.2	39,621.8
Capital employed	4,355.2	2,583.1	1,090.3	6,045.6	1,074.1	5,409.8	4,235.2	2,284.7	(109.0)	26,969.0
Employees	60,846	27,812	7,544	28,289	6,884	11,783	20,234	4,858	4,041	172,291
2002
Revenues (b)	9,542.4	10,513.4	2,390.6	7,496.2	1,280.0	4,659.9	2,098.1	2,109.1	694.2	40,783.9
Capital employed	5,787.0	4,564.4	5,224.2	7,265.9	1,001.6	11,410.2	4,857.1	2,741.4	(111.1)	42,740.7
Employees	60,550	29,900	12,650	39,900	6,800	17,850	20,500	6,209	4,391	198,750

(a)

Based on fifteen Member States.

(b)

Revenues are broken down by destination area (i.e. after allowance is made for exports).

Reconciliation of gross operating income with operating income

In millions of euros	2004	2003	2002
Gross operating income (GOI)	6,198.2	6,010.9	7,253.7
Depreciation, amortization and provisions	(2,333.3)	(2,522.2)	(3,070.8)
Share in income of companies accounted for under the equity method (a)	(110.8)	(173.6)	(60.7)
Financial income and expense not related to borrowings less marketable securities and cash and cash equivalents	(113.5)	(91.2)	(358.9)
Other adjustments	(39.3)	(19.0)	(55.7)
Operating income	3,601.3	3,204.9	3,707.6

(a)

The Group’s equity in exceptional items of companies accounted for by the equity method represented a net expense of 166.6 millions of euros in 2004, 7.9 millions of euros in 2003 and 9.3 millions of euros in 2002

Reconciliation of capital employed with total assets

In millions of euros	2004	2003	2002
Capital employed	24,422.3	26,969.0	42,740.7
Goodwill amortization excluding impairment	(1,642.8)	(1,456.9)	(2,283.6)
Loans and advances to subsidiaries and affiliates	1,739.4	1,215.5	1,736.4
Special concession accounts (liabilities)	4,998.8	4,847.4	4,849.2
Reserves for contingencies and losses (liabilities)	9,695.2	10,440.4	10,208.1
Accounts payable (liabilities)	12,729.9	13,439.6	14,745.7
Deferred income (liabilities)	2,483.1	2,792.2	2,977.6
Cash and cash equivalents and marketable securities	8,556.0	11,703.0	8,538.9
Fair value adjustments to intangible assets(a)	—	—	638.3
Total assets	62,981.9	69,950.2	84,151.3

(a)

Adjustment enabling the adoption, for goodwill and fair value adjustments to intangible assets, of an identical treatment in the calculation of capital employed (inclusion of their gross value only, excluding deferred tax impact).

NOTE 23  MANAGEMENT COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and Executive Directors and the total compensation received by all of the members of the Executive Committee, including the Chairman and Chief Executive Officer and Executive Directors, taking into account the changes to the composition of the Executive Committee in 2004 and any termination payments received by its members:

	2004		2003
In millions of euros	Number	Total compensation	Number	Total compensation
Board of Directors	16	1.9	14	1.9
Members of the Executive Committee	11	11.9	18	16.3

See section 6.2.1 for details.

NOTE 24  SUBSEQUENT EVENTS

SHEM

On November 6, 2002, Electrabel and Société Nationale des Chemins de Fer Français (SNCF) – which at that date held a 99.6% stake in SHEM – entered into a capital partnership and a commercial agreement.

SHEM operates 49 hydraulic power stations in the Pyrenees Mountains and Massif Central area of France, with a total green electricity production capacity of 773 MW (peak and special capacity).

Under the partnership agreement, SNCF has a put option on 80% of SHEM’s share capital. This option was exercised in relation to a first tranche of 40% of the company’s share capital on January 20, 2005, which led to changes in the composition of SHEM’s Board of Directors. The option relating to the second 40% tranche will be exercised in 2007.

Fortis

At the end of March 2005, the SUEZ Group repaid in advance of term the bonds redeemable in Fortis shares by means of a public exchange offer. Furthermore, SUEZ sold 13.75 million eligible Fortis shares to a financial intermediary for approximately 300 million of euros. These transactions have no impact on borrowings less marketable securities and cash and cash equivalents due to the classification of the Fortis shares held, and will allow SUEZ to scale back its gross balance sheet debt by 1.3 billion of euros.

UPC

On April 6, 2005, SUEZ sold its remaining interest of 19.9% in UPC France to the UPC Group. Following this transaction, SUEZ no longer holds any shares in Noos.

Northumbrian Water Group plc

In April 2005, Suez sold its remaining 25% stake in Northumbrian Water Group plc to Ontario Teachers’ Pension Plan for €377 million. This disposal will generate a capital gain in 2005 and, as Northumbrian Water Group plc was accounted for under the equity method in 2004, this disposal will not impact 2005 revenues.

Elia

The initial public offering of Belgian transmission grid operator Elia (accounted for under the equity method in 2004 under French GAAP) took place on June 20, 2005. Through this IPO, the company’s capital rose by up to €150 million and Electrabel’s share went from 64.05% to 27.45%, for net proceeds of €350 million.

Statoil

On July 16, 2002, Statoil ASA and the consortium of Tractebel Gas Engineering Belgium S.A. (“TGE”), Fabricom-GTI S.A. and Entrepose Contracting S.A. entered into a construction contract (EPC) relating to storage and loading facilities for Liquefied Natural Gas in Hammersfest (Norway).

During the building phase, Statoil ordered numerous modifications affecting the design and conditions of the construction of the facilities.
Since Statoil contested the consortium’s request for payment of additional costs and the extension of the completion date, TGE (acting on behalf of the consortium) started legal proceedings before the court of Stavenger (Norway) on December 17, 2004. These proceedings authorized the parties to seek an agreement via mediation supervised by the court.

In June 2005 we have received the notice from Statoil rejecting the arbitration process. We are currently assessing, with our internal and external lawyers, the impact, if any, of this event, and the other 2005 developments relating to this contract on our consolidated financial statements.

NOTE 25  LIST OF THE MAIN CONSOLIDATED COMPANIES AT DECEMBER 31, 2004

The list of main consolidated companies below includes material operating entities and the holding companies of operating sub-groups comprising subsidiaries which are not material when considered individually.

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003
SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Régent, 8 - 1000 Brussels – Belgium	50.1	50.1	50.1	50.1	FC	FC
ELIA/ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20- 1000 Brussels – Belgium	32.1	32.1	64.0	64.0	EM	EM
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Régent, 8 - 1000 Brussels – Belgium	48.0	48.0	95.8	95.8	FC	FC
ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 -9820 Merelbeke - Belgium	50.1	50.1	100.0	99.9	FC	FC
DUNAMENTI	Eronu Ut2 2440 Szazhalombatta, PF 28 - Hungary	37.5	37.5	74.8	74.8	FC	FC
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle – The Netherlands	50.1	50.1	100.0	100.0	FC	FC
ELECTRABEL DEUTSCHLAND AG	Französische Strasse 8 - 10117 Berlin - HRB 70 683 - Germany	50.1	50.1	100.0	100.0	FC	FC
ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken - Germany	25.5	25.6	51.0	51.0	FC	FC
POLANIEC	Elektrownia im. Tadeusza Kosciuski – Spolka Akcyjna w Polancu - Poland	50.1	50.1	100.0	100.0	FC	FC
ROSIGNANO ENERGIA SPA	Via Piave n° 6, Rosignano Maritimo - Italy	49.8	49.9	99.5	99.5	FC	FC
ACEA ELECTRABEL SPA	P. le Ostiense, 2, Roma – Italy	20.3	20.3	40.6	41.0	PC	PC
ACEA ELECTRABEL PRODUZIONE SPA	Contrada Selva, 496, Altino – Italy	35.2	35.2	70.3	70.5	PC	PC
ACEA ELECTRABEL TRADING SPA	Via Flaminia, 133/137, Roma – Italy	25.0	25.1	50.0	50.3	PC	PC
ACEA ELECTRABEL ENERGIA SPA	Via Flaminia, 133/137, Roma – Italy	20.3	20.4	40.6	41.0	PC	PC
ACEA ELECTRABEL ELETTRICITA	P. le Ostiense, 2, Roma - Italy	20.3	20.4	40.6	41.0	PC	PC
TIRRENO POWER SPA	Largo Lamberto Loria, 3 Roma – Italy	17.5	17.5	35.0	35.0	PC	PC
COMPAGNIE NATIONALE DU RHÔNE (CNR)	2, rue André-Bonin - 69316 Lyon Cedex 04 - France	25.0	24.0	49.9	47.9	EM	EM
ELECTRABEL FINANCE SA	Grande-Rue 103 - Luxembourg	50.1	50.1	100.0	100.0	FC	FC
SYNATOM	Place du Champ-de-Mars 5 - 1050 Brussels - Belgium	50.1	75.1	100.0	100.0	FC	FC
DISTRIGAZ	Rue de l’Industrie, 10 –
	1040 Brussels – Belgium	57.2	46.8	67.7	55.2	FC	FC
FLUXYS	Avenue des Arts, 31 - 1040 Brussels – Belgium	57.2	46.8	67.7	55.2	FC	FC

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003
SUEZ ENERGIE INTERNATIONAL (SEI)
TRACTEBEL ENERGIA (ex-GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC - Brazil	78.3	78.3	78.3	78.3	FC	FC
TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330 - Thailand	100.0	100.0	100.0	100.0	FC	FC
TBL ENERGY SERVICES, INC. (TESI )	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – United States	100.0	100.0	100.0	100.0	FC	FC
TBL ENERGY MARKETING, INC. (TEMI)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 - United States	100.0	100.0	100.0	100.0	FC	FC
TBL POWER INC	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 - United States	100.0	100.0	100.0	100.0	FC	FC
TRACTEBEL LNG NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 - United States	100.0	100.0	100.0	100.0	FC	FC
TRIGEN	1177 West Loop South, 77027 Houston - United States	100.0	100.0	100.0	100.0	FC	FC
HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul - Korea	75.0	75.0	75.0	75.0	FC	FC
BAYMINA	Ankara Dogal Gaz Santrali, 06900 Ankara - Turkey	95.0	95.0	95.0	95.0	FC	FC
SUEZ ENERGIE SERVICES (SES)
ELYO	235, av. Georges-Clemenceau 92000 Nanterre – France	100.0	100.0	100.0	100.0	FC	FC
AXIMA AG	12, Zürcherstrasse - 8400 Winterthur - Switzerland	100.0	100.0	100.0	100.0	FC	FC
CPCU	185, rue de Bercy, 75012 Paris - France	64.4	64.4	64.4	64.4	FC	FC
GROUPE FABRICOM	254, rue de Gatti-de-Gamond - 1180 Brussels – Belgium	100.0	100.0	100.0	100.0	FC	FC
ENDEL	15, rue Saint-Denis - 93125 La Courneuve Cedex - France	100.0	100.0	100.0	100.0	FC	FC
FABRICOM GTI SA	Rue de Gatti-de-Gamond 254 - 1180 Brussels – Belgium	100.0	100.0	100.0	100.0	FC	FC
GROUPE GTI	Kosterijland 50, 3981 AJ Bunnik, The Netherlands	100.0	100.0	100.0	100.0	FC	FC
INEO	2, allée Jacques-Brel 92247 Malakoff Cedex - France	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENVIRONNEMENT
LYONNAISE DES EAUX France	18, square Edouard-VII, 75009 Paris – France	100.0	100.0	100.0	100.0	FC	FC
DEGREMONT	183, avenue du 18-Juin-1940 92500 Rueil-Malmaison - France	100.0	100.0	100.0	100.0	FC	FC
AGBAR	Paseo de San Juan, 39, 08009 Barcelona – Spain	25.8	25.8	48.5	48.5	PC	PC
NORTHUMBRIAN WATER GROUP	Abbey Road - Pity Me - Durham - DH1 5FJ	25.0	25.0	25.0	25.0	EM	EM

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003
SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES – United Kingdom	100.0	100.0	100.0	100.0	FC	FC
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln - Germany	100.0	100.0	100.0	100.0	FC	FC
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL - 6801 HA Amhem – The Netherlands	100.0	100.0	100.0	100.0	FC	FC
SITA France	123, rue des Trois-Fontanot 92000 Nanterre - France	100.0	100.0	100.0	100.0	FC	FC
SITA SVERIGE AB.	Kungsgardsleden - 26271 Angelholm - Sweden	75.0	75.0	75.0	75.0	FC	FC
AGUAS ANDINAS (a)	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago - Chile	20.8	32.1	51.2	51.2	PC	FC
AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires – Argentina	46.3	46.3	39.9	39.9	FC	FC
LYDEC	20, boulevard Rachidi, Casablanca – Morocco	59.0	60.3	59.0	59.0	FC	FC
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey - United States	100.0	100.0	100.0	100.0	FC	FC
COMMUNICATION
SUEZ LYONNAISE TELECOM (NOOS) (b)	20, place des Vins de France -75614 Paris Cedex 12 – France	–	50.0	–	50.0	NC	PC
METROPOLE TV (b)	89, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine – France	–	35.0	–	34.6	NC	PC
OTHERS
SUEZ SA	16, rue de la Ville l’Evêque - 75008 Paris - France	100.0	100.0	100.0	100.0	FC	FC
SUEZ-TRACTEBEL	Place du Trône, 1 - 1000- Brussels - Belgium	100.0	100.0	100.0	100.0	FC	FC
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0	100.0	100.0	FC	FC
SUEZ FINANCE SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0	100.0	100.0	FC	FC
GENFINA	Place du Trône, 1 -
	1000 Brussels - Belgium	100.0	100.0	100.0	100.0	FC	FC
SI FINANCES	68, rue du Faubourg Saint-Honoré –75008 Paris – France	100.0	100.0	100.0	100.0	FC	FC

(a)

Partial sale – Aguas Andinas has been proportionally consolidated since October 1, 2004.

(b)

Deconsolidated since January 1, 2004, following the disposal of the Group’s Communication sector companies.

FC: Full consolidation

PC: Proportional consolidation

EM: Accounted for under the equity method

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

The amortization periods and allocations of fair value to assets and liabilities resulting from U.S. GAAP accounting for the following business combinations are in accordance with those described in Note 1 C to Note 1E. Where purchase price is allocated to equity method investments, it is classified within the equity method investment balance in a U.S. GAAP balance sheet (included in “financial assets” in the summarized U.S. GAAP balance sheets in Note 27). The related amortization is included in “share in income of companies accounted for under the equity method” in the condensed U.S. GAAP consolidated income statement data in Note 27.

On January 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Subsequent to the date of adoption, goodwill, including goodwill on equity method investments, is no longer subject to amortization for U.S. GAAP purposes but is instead tested at least annually for impairment. The Group’s annual impairment test is performed in November. French GAAP goodwill amortization has been eliminated under U.S. GAAP. Upon adoption of SFAS 142 the Group reclassified 127.3 million of euros of intangible assets to goodwill in 2002.

The changes during 2002, 2003 and 2004 in the carrying value of goodwill are presented below:

(in million of euros)	Total
Balance as of January 1, 2002	12,345.4
Goodwill Acquired During the Year	243.2
Impairment Losses	(941.5)
Goodwill Disposals	(509.8)
Currency Translation Adjustment & Other	(497.8)
Balance as of December 31, 2002	10,639.6
Consolidation of Electrabel	2,792.4
Goodwill Acquired During the Year	159.0
Impairment Losses	(665.3)
Goodwill Disposals	(3,013.5)
Currency Translation Adjustment & Other	(65.1)
Balance as of December 31, 2003	9,847.1
Goodwill Acquired During the Year	268.7
Impairment Losses	(217.7)
Goodwill Disposals	(372.3)
Currency Translation Adjustment & Other	(238.7)
Balance as of December 31, 2004	9,287.1

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

F-80

Upon completion of the transitional impairment test, the Group determined that there was no impairment as of January 1, 2002, as the fair value of each reporting unit exceeded its carrying amount.

In 2002 goodwill acquired within Energy, SELS, SEIS, and COM were €103.4 million, €118.5 million, €12.3 million and €9.0 million, respectively. Goodwill included in disposals that impacted the calculation of gains or losses for Energy, SELS, SEIS, and COM were €(134.7) million, €(11.0) million, €(37.7) million and €(326.4) million, respectively. The ending goodwill balances for Energy, SELS, SEIS, and COM were €3,585.3 million, €4,162.1 million, €2,639.9 million and €252.3 million, respectively. During the later half of 2002, certain of the Group’s reporting units were affected by significant downturns in certain economies. Of the €941.5 million of euros impairment charge recorded under U.S. GAAP in 2002, €453.4 million of euros related to the SELS segment (of which €211.0 million was also recorded under French GAAP) and an additional impairment was recorded in the Communications subsidiaries segment for €488.1 million.

In 2003, goodwill acquired within Energy, SELS, and COM was €2,887.6 million (€2,792.4 million related to changes in consolidation of Electrabel), €59.4 million, and €4.4 million, respectively. Goodwill included in disposals that impacted the calculation of gains or losses for Energy, SELS, SEIS, and COM were €(61.8) million, €(276.9) million, €(2,639.9) million, €(34.9) million, respectively. The ending goodwill balances for Energy, SELS, and COM were €6,284.6 million, €3,383.7 million, €178.8 million, respectively, and no goodwill remained for SEIS. During 2003, the Group performed its annual impairment test. Due to a number of adverse changes during the year, primarily related to commercial expectations in the water distribution sector in the United States and Waste Services in Germany, an impairment charge of €665.3 million of euros has been recorded under U.S. GAAP. Of this amount, an impairment of €564.0 million of euros was recorded under U.S. GAAP (of which €288 million was recorded under French GAAP), in the Environment segment. The Communication segment had U.S. GAAP impairments of €59.5 million, primarily due to additional goodwill recorded under U.S. GAAP. The Energy segment recorded a goodwill impairment of €41.8 million which was recorded under both French GAAP and U.S. GAAP.

In 2004, the reporting segments of the Group were SEE, SEI, SES, SE and Others. Goodwill acquired within SEE, SEI, SES, and SE were €248.6 million, €1.1 million, €3.6 million, and €15.4 million, respectively. Goodwill included in disposals that impacted the calculation of gains and losses for SEE, SEI, SES, and Others were €(187.4) million, €(1.1) million, €(6.3) million, and €(177.5), respectively. The ending goodwill balances for SEE, SEI, SES, SE and Others were €4,229.0 million, €908.1 million, €984.0 million, €3,105.2 million, and €60.9 million, respectively. During 2004, the Group performed its annual impairment test. Due to a number of adverse changes during the year, an impairment charge of €180.0 million has been recorded under U.S. GAAP on Environment and €37.7 million on SEI.

Differences in impairment amounts between French GAAP and U.S. GAAP mainly related to goodwill recorded under U.S. GAAP that was not included in the financial statements for the French GAAP. In 2002, 2003 and 2004, the differences in accounting for goodwill have been recorded through the applicable individual business combination reconciling line items. The main economic assumptions used in the Group’s annual impairment test are presented in Note 1F.

The estimated U.S. GAAP amortization expense of definite-life intangible assets for each of the next five years is €148.5 million.

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

The principal adjustments to the book value of assets acquired were related to intangible assets for €746.5 million and tangible assets for €496 million mainly to reflect evaluation of concession contracts and facilities in water and energy divisions, as well as allocation of purchase price in equity investments for €904 million. The impact on total assets is offset by the write-off of preexisting goodwill for €815.4 million (net of minority interests).

Adjustments were recorded to decrease the value of total liabilities acquired primarily related to adjustments of the market value of financial debt at the Group level for €212 million. Deferred tax liabilities amounted to €689 million.

Under French GAAP, goodwill arising from acquisitions financed by share issuances was charged directly to equity in the year of acquisition. This goodwill is tracked in memo accounts not included in the financial statements where it is allocated to the underlying businesses and amortized over the expected life of those businesses. If one of those businesses is subsequently sold, the net value of any unrecorded goodwill is recognized as a reduction of the gain. As a result, the accounting basis used to compute gains and losses on businesses subsequently sold differs in French and U.S. GAAP. Sales of Fortis B shares in 2002 increased U.S. GAAP net income due to this difference by €15.8 million in 2002.

The impacts of the reverse acquisition on net income and shareholders’ equity as reported under U.S. GAAP in 2004, 2003 and 2002 are presented in Note 27.

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

Under French GAAP, the excess of the purchase price over the historical carrying value of the net assets acquired, €2,495 million, was written off directly to equity upon acquisition, except for the 2000 and 1999 French GAAP increases to goodwill from the repurchase of GVC. Under U.S. GAAP, the allocation of purchase price to the individual assets and liabilities purchased resulted in a step up, primarily to equity method investments and investments in marketable securities of €1,638 million and fixed assets of €53 million, and created goodwill of €901 million. The impact on net income of this transaction is primarily (i) the impairment of goodwill and (ii) the amortization of the fair value adjustments on underlying assets of equity method investments.

Under French GAAP, goodwill arising from acquisitions financed by share issuances can be charged directly to equity in the year of acquisition. The goodwill is tracked in memo accounts not included in the financial statements where it is allocated to the underlying businesses and amortized over the expected life of those businesses. If one of those companies is subsequently sold, the net value of the unrecorded goodwill is recognized as a reduction of the gain. Therefore, as the accounting basis used to compute gains and losses on businesses subsequently sold differs in French and U.S. GAAP, sales of Fortis B shares in 2002 increased U.S. GAAP net income by €85.3 million.

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

Under French GAAP, the excess of the purchase price over the carrying value of the net assets acquired, €5,695 million, was written off directly to equity upon acquisition. Under U.S. GAAP, the allocation of purchase price to the individual assets and liabilities purchased resulted in a step up, primarily to equity method investments and investments in marketable securities of €2,257 million and fixed assets of €568 million, and created goodwill of €2,110 million. The purchase price allocated to equity method investments primarily related to marketable securities, industrial assets and goodwill.

The impact on net income of this transaction is primarily (i) the impairment of goodwill and (ii) the amortization of the fair value adjustments on underlying assets of equity method investments.

26.1.4

Other Business Combinations

	Impact on
	Income/(Loss) for the year ended December 31,			Equity as of December 31,
(in millions of €)	2004	2003	2002	2004	2003	2002
SITA minority interests acquisition (a)	(35.8)	(16.8)	(2.8)	319.3	355.1	435.9
BFI acquisition (b)	(14.0)	(27.0)	(52.0)	68.0	82.2	112.5
Powerfin merger - 1997 (c)	(8.2)	(11.6)	(31.3)	473.8	498.2	509.7
Acquisition of Tractebel - 1996 (d)	(4.9)	(5.3)	(24.1)	21.5	33.3	42.4
Impairment charges & elimination of French GAAP Goodwill amortization (e)	196.3	129.1	230.0	302.5	134.5	228.3
Other (f)	(45.7)	(1.3)	(30.8)	59.0	314.8	(82.6)
Total	87.7	67.1	89.0	1,244.1	1,418.1	1,246.2

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

The reconciliation of income (loss) mainly reflects in 2004 and 2003 the impairment loss recognized under U.S. GAAP.

b)

BFI Acquisition

In 1998, SITA purchased for cash and stock the non-U.S. activities of Browning Ferris Industries (“BFI”).

As a result of the acquisition and the issuance of new shares by SITA, the Group’s ownership in SITA decreased from 63.7% to 51.5%. Under French GAAP, the Group recognized a gain on the dilution of €109.2 million. The gain was then written-off against goodwill in the Group’s financial statements.

Under U.S. GAAP, a company may decide to record gains on a dilution of its interest in a subsidiary through the statements of income or directly to equity. Once the decision has been made it is permanent. The Group has elected to record these gains through the income statement.

The reconciliation reflects in 2004, 2003 and 2002, the impairment loss recognized under U.S. GAAP.

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

Under U.S. GAAP, as discussed in Note 26.1.1, Suez was identified as the accounting acquirer of Lyonnaise; therefore, this transaction, which was previously accounted for as part of the Lyonnaise acquisition of Suez under French GAAP, must be accounted for as a purchase by Suez under U.S. GAAP. Under U.S. GAAP, the allocation of purchase price to the individual assets and liabilities purchased and assumed resulted in an increase in asset values, primarily to equity method investments and investments in marketable securities of €370 million, and to fixed assets of €77 million and created goodwill of €126 million. The purchase price allocated to equity method investments primarily related to marketable securities, industrial assets and goodwill.

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

26.2

Items impacting net income/(loss) and shareholders’ equity under U.S. GAAP other than business combinations

26.2.1

Income Taxes

Under French GAAP, the Group discounts deferred tax balances to present value where, for a tax entity, the impact of discounting is material and a reliable reversal schedule can be produced.

Under U.S. GAAP discounting of deferred tax liabilities is not permitted. The reversal of the amounts recorded under French GAAP have no impact in shareholders’ equity in 2004 but decreased shareholders’ equity by €7.8 million and €560.2 million at December 31, 2003 and 2002, respectively and increased net income by €8.0 million and €0.1 million in 2004 and 2003, respectively and decreased net income by €45.0 million in 2002. The decrease of the impact on shareholders’ equity and net income between 2003 and 2002 is due to the partial disposal of Northumbrian (described in Note 2.2), which is accounted for under the equity method in 2003.

Under French GAAP, the Belgian subsidiaries of the Group have a potential tax liability relating to the tax-free reserve component of their equity. These tax-free reserves become taxable upon liquidation, distribution, transfer to another account or the decision to reverse the reserve and utilize it against current year losses or loss carry-forwards about to expire. Under U.S. GAAP, a deferred tax liability should be recorded for the entire balance of the tax-free reserves since the timing of the reversal of the temporary difference does not affect the decision to record a related deferred tax item. These differences resulted in the recognition of additional deferred tax liabilities, reducing shareholders’ equity under U.S. GAAP by €95.5 million in 2004 and 2003 and €86.2 million in 2002. The increase in U.S. GAAP net income resulting from the utilization of the tax free reserves was €15.7 million in 2002. There was no impact on net income in 2004 and 2003.

Under French GAAP, tax credits related to certain investments are recognized over the useful life of the underlying investments. Under U.S. GAAP, the tax credits are recognized when granted to the extent that their realization is more “likely than not”. These differences result in an increase to shareholders’ equity of €7.6 million, €16.2 million, €21.5 million in 2004, 2003 and 2002, respectively. The reversal of deferred tax assets results in an increase in tax expense under U.S. GAAP and a decrease to net income of €8.6 million in 2004 and 2003 and €7.6 million in 2002.

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

26.2.3

Reserves

	Impact on
	Income/(Loss) for the year ended December 31,			Equity as of December 31,
(in millions of €)	2004	2003	2002	2004	2003	2002
Maintenance (a)	(45.1)	(40.0)	(44.1)	444.5	484.6	446.3
Restructuring Costs (b)	(33.5)	6.6	(49.7)	15.0	47.3	117.7
Negative Goodwill (c)	(199.4)	(57.0)	(65.7)	(227.5)	(53.3)	11.0
Other Reserves (d)	(43.7)	30.8	(31.5)	180.8	272.6	355.4
Total	(321.7)	(59.6)	(191.0)	412.8	751.2	930.4

(a)

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

(b)

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

(c)

Negative Goodwill

In November 1998, the Group acquired Tractebel Energia, a Brazilian energy company. Under French GAAP, the Group included the gains on a USD option (purchased to hedge against the risk of the effect of the devaluation of the Brazilian Real on its net investment) in the Tractebel Energia purchase price. Under French GAAP, the option, which was considered a hedge of the net investment, adjusted negative goodwill, which is amortized over 20 years. In 1999 the option was exercised with a significant gain (increase in negative goodwill) due to the devaluation of the Real. Under U.S. GAAP, currency options are considered speculative and marked to market through the income statement unless they are effective as hedges and designated as hedges. The aforementioned option was neither effective, since it was denominated in USD rather the functional currency (Belgian Franc), nor designated as a hedge. As a result this option is considered speculative under U.S. GAAP with a gain of €106.6 million, due to the devaluation of the Real, recorded as “other financial income” consistent with the Group’s classification policies in the U.S. GAAP income statement in 1999. At the date the currency option matured, the Group owned a 49% economic interest in Tractebel and Tractebel owned 69% of Tractebel Energia so approximately 30% of the total gain had an impact on net income. In November of 1999, the Group purchased an additional 49% interest in Tractebel eliminating the minority interest and increasing the impact of the gain on equity. The effects of purchasing minority interests on individual U.S. GAAP adjustments have been reflected in the individual line items of the adjustments, in this case provisions/negative goodwill, rather than in total in the business combinations line item.

Under French GAAP, the Group recorded exchange rate losses in 1999 as an adjustment to purchase price decreasing negative goodwill by €38 million. Under U.S. GAAP this amount reduces net income. Therefore under French GAAP, the net effect (€68.6 million) of the currency option gain and the exchange rate loss increased negative goodwill. Under U.S. GAAP both the currency option and the exchange rate losses did not impact the purchase price, but rather were recorded in the income statement when incurred.

Additionally, under French GAAP, the Group allocated negative goodwill to reserves for contractual commitments, entered through 2005, in which obligations exist to sell at a price, which is less than the market prices at the date of acquisition. Under U.S. GAAP, sales contracts where the price is lower than market value but higher than the company’s production cost are not considered onerous contracts. As a result, under U.S. GAAP, the reserves were not included as part of the net assets acquired. A reconciling item is required for the difference in the net amortization and depreciation charges under French GAAP and the depreciation over the useful lives of the assets under U.S. GAAP. The related net impact to net income was €(199.4) million, €(58.5) million and €(67.8) million in 2004, 2003 and 2002 , respectively. In 2004, under U.S. GAAP, the positive impact of French GAAP reversal of the negative goodwill of Tractebel Energia was eliminated for an amount of €172.9 million (see Note 5.2).

(d)

Other Reserves

Under French GAAP, the Group records reserves to cover risk on the carrying value of certain long-lived assets.

Under U.S. GAAP, these reserves have been reversed to the extent that they do not meet criteria of SFAS 144 at the balance sheet date.

26.2.4

Derivative Financial Instruments

Under French GAAP, the Group accounts for its derivative instruments off-balance-sheet until the underlying transaction is realized as described in Notes 1 S and 18.

Beginning January 1, 2001, for purpose of the U.S. GAAP reconciliation, the Group adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and the corresponding amendments (FAS 137, FAS 138 and FAS 149). Under SFAS 133, all derivatives (including certain derivative instruments embedded in other contracts), whether designated in hedging relationships, as detailed below, or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows or net investments. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income or OCI), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. For derivative instruments designated as a hedge of a foreign currency risk in a net investment in a foreign operation, gains and losses due to the fluctuations in market rates are recorded in Other Comprehensive Income. Several of these contracts do not presently qualify as derivatives under SFAS 133 because of limitations on the possibility for net settlement or prohibitive costs to cash settle due to illiquidity in the related markets. In addition, certain commodity contracts that would otherwise have been considered derivatives, qualify for the normal purchases and sales exception and therefore are not accounted for as derivatives. The Group formally designates derivatives in one of those categories on the date the transaction is entered into. On a quarterly basis, the Group assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods.

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

Application of SFAS 133 had the following impact on net income net on tax, OCI and shareholders equity.	2004	2003	2002
Net Income	(377.1)*	(120.2)	69.5
OCI	286.1	(80.8)	(174.2)
Shareholders equity	(442.4)	(383.7)	(237.5)

* Includes a Fortis bond impact of €(312) million due to its embedded derivatives.

Cash Flow Hedges

The ineffective portion of changes in fair values of cash flow hedging instruments reported as of December 31, 2004, 2003 and 2002 amounted to €52.6 million, €(7.0) million and €1.6 million, respectively before income taxes. These amounts were recorded as “financial gains (losses).” At December 31, 2004, €(87.0) millions on derivative instruments accumulated in OCI (non gain or loss as of December 31, 2003), €(70.6) million as of December 31, 2002 are expected to be reclassified to earnings over the next 12 months as hedged transactions occur. The actual amounts that will be reclassified to earnings over the next twelve months will vary from this amount as a result of changes in market conditions. At December 31, 2004, the maximum term of derivative instruments that hedge forecasted transactions, except those related to payment of variable interest on existing financial instruments, was 11 years and 10 months (17 and 15 years as of December 31, 2003 and 2002, respectively).

An amount of €237.2 million was recognized in the income statement in 2004 due to natural gas derivates that are no longer qualified as cash flow hedges in 2004.

Fair Value Hedges

The effective portion of changes in fair values of fair value hedge positions reported as of December 31 2004 amounted to €5.7 million (€2.1 million and €1.8 million as of December 31, 2003 and 2002, respectively). These amounts were recorded as “financial gains (losses)”.

Hedges of net investments in foreign subsidiaries

The effective position of changes in fair values of net investment hedge positions, reported as of December 31, 2004 amounted to €(55.7) million In addition amounts excluded from measurement of effectiveness on these net investment hedges amounted to €0.8 million, and were recorded as financial gains.

At December 31, 2004, the losses on derivative instruments designated and effective as net investment hedges, accumulated in OCI in compliance with hedge accounting principles described above, amounted to €(137.5) million (€345 million and €394.8 million as of December 31, 2003 and 2002, respectively). These gains are attributable to firm foreign currency derivatives hedging the group net investments in foreign entities, essentially, in US dollars.

In addition, at December 31, 2004, amounts excluded from the measure of effectiveness on these net investment hedges amounted to €5.7 million (€(12.8) million and €1.8 million as of December 31, 2003 and 2002, respectively), and were recorded as “financial gains (losses)”.

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

Under U.S. GAAP, compensation cost is recorded based on the intrinsic value method under APB 25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant. The cost is recognized as compensation expense over the vesting period. The resulting increase in compensation expense, net of the reversal of gains or losses on sales of treasury shares used to settle stock option plans resulted in a decrease to net income of €44.0 million in 2004, €9.4 million in 2003 and €41.1 million in 2002, net of minority interests.

Additional disclosures in accordance with APB 25, SFAS 123 and SFAS 148 are presented in Note 28.

	For the years ended
(in millions of €, except per share data)	December 31, 2004	December 31, 2003	December 31, 2002
Reported Net Income/(Loss), U.S. GAAP	1,152.9	(2,302.6)	(3,168.7)
Stock-based employee compensation expense included in reported net income, net of related tax effects	46.9	7.4	41.7
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(87.1)	(47.0)	(76.3)
Pro forma Net Income/(Loss), U.S. GAAP	1,112.7	(2,342.2)	(3,203.3)
Earning per share:
Basic — as reported	1.16	(2.32)	(3.20)
Basic — pro forma	1.12	(2.36)	(3.23)
Diluted — as reported	1.15	(2.32)	(3.20)
Diluted — pro forma	1.11	(2.36)	(3.23)

Treasury stock

Treasury stock purchased to settle the Group’s plans is recorded as marketable securities under French GAAP and has been recorded as treasury shares under U.S. GAAP. This results in a decrease to shareholders’ equity of €2.9 million in 2004, €8.1 million in 2003 and €10.2 million in 2002. These amounts are computed as being the treasury stock held by the Group.

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

Under U.S. GAAP, for available for sale investments the Group recorded an adjustment (decreasing) increasing shareholders’ equity by €344.2 million, €(43.8) million and €(15.7) million, in 2004, 2003 and 2002, respectively. For U.S. GAAP purposes, the Group recorded an other than temporary impairment charge of €48.1 million, and

€145.1 million in, 2003 and 2002, respectively. No other than temporary impairment charge for U.S. GAAP purposes was recorded on 2004.

Some securities held by the parent company and most securities held by SI Finance, an investment company, are classified as securities held for trading and recorded at fair value with unrealized gains and losses recognized in earnings. Trading securities and the portfolio of the investment company (reduced) increased income by €12.3 million, €(20.4) million and €(976.8) million in 2004, 2003 and 2002, respectively, under U.S. GAAP. The resulting increases to shareholders’ equity are €66.0 million, €52.4 million and €76.1 million as of December 31, 2004, 2003 and 2002, respectively.

U.S. GAAP required disclosures are presented in Note 28.

26.2.7

Concession Contracts

Under French GAAP, assets provided by the grantor of a concession at the inception of the concession (for which the concessionaire has the obligation to make capital renewals and replacements) are capitalized and, since the grantor retains legal title to such assets, the Group recognizes a related liability which is recorded as “special concession liabilities” and is amortized in a manner similar to the depreciation of the assets, without any income statement effect. In addition, the Group estimates the costs of the replacement of assets and accrues in advance such costs.

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

26.2.8

Equity Method Investments

The Group has accounted for several of its investments on the equity method, in accordance with French GAAP.

Under U.S. GAAP, the results of operations and financial position of these investees must be recast into U.S. GAAP prior to the Group’s recognition of its share in income of companies accounted for under equity method. The adjustments to present investees under U.S. GAAP relate primarily to accounting for income taxes, pensions, and maintenance and other reserves. For U.S. GAAP purposes, the Group has restated equity method investments, specifically Northumbrian and the mixed inter-municipal companies. The primary adjustments to present equity method investees under U.S. GAAP are as follows:

Maintenance & other reserves

Certain equity method investees have accrued for other provisions, which do not qualify for accrual under U.S. GAAP.

Differed tax liabilities

Certain equity method investees have discounted deferred tax liabilities, which is not permitted under U.S. GAAP.

26.2.9

Scope of Consolidation

Electrabel

In 2002, the Group’s 45.32% owned subsidiary, Electrabel, was consolidated under French GAAP because the Group exercised effective control by casting the majority of the votes at the three shareholders meetings prior to December 31, 2002. This indicator of effective control was not sufficient to allow consolidation under U.S. GAAP, so Electrabel was accounted for under the equity method under U.S. GAAP in 2002. As a result of this difference in method, the profit component of certain inter-company transactions between Electrabel and the Group that had been completely eliminated using full consolidation under French GAAP were recognized in part under the equity method for U.S. GAAP. This adjustment also reduced U.S. GAAP net income in the years when the total income was recognized through an external sale in French GAAP for the portion of that income previously recognized under the equity method in U.S. GAAP.

In 2003, the Group increased its voting interest in Electrabel to 50.12%. Accordingly, Electrabel has been fully consolidated since January 1, 2003 for U.S. GAAP purposes.

The individual differences discussed in Note 26 describe the main adjustments to the French GAAP Consolidated Financial Statements that include Electrabel as a consolidated subsidiary in 2002. See Notes 27 and 28 for the impact of changes in scope of consolidation, which primarily relate to Electrabel and additional disclosures for Electrabel.

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

These differences in accounting policy have no effect on net income or shareholders’ equity. However, application of the equity method decreases net sales by €3,185.7 million, €3,947.2 million and €3,235.0 million for 2004, 2003 and 2002, respectively, and operating income for €456.2 million, €459.5 million and €425.8 million for 2004, 2003 and 2002, respectively.

FASB Interpretation No. 46 Revised (FIN 46R), Consolidation of Variable Interest Entities

FIN 46R addresses the identification and consolidation of variable interest entities (VIEs), which are entities that are not controllable through voting interests or in which the entity’s equity investors do not bear the residual economic risks and rewards in proportion to voting rights. FIN 46R requires consolidation of a VIE by the enterprise that has a majority of risks and rewards of ownership, commonly referred to as the primary beneficiary. During 2003, the Group applied FIN 46R to all special purpose entities and all other variable interest entities created subsequent to January 31, 2003 with no significant impact on the Group’s consolidated financial statements.

The Group applied FIN 46R at December 31, 2004 to entities other than special purpose entities created before February 1, 2003 and all other entities created or acquired in 2004. In application of FIN 46R, the Group has identified two significant VIEs which have been consolidated during 2004. The first entity manages a local transmission network and was consolidated as the shareholders with the equity at risk as a group are not able to make key operating decisions for the entity. Previously, this entity was treated as an equity method investment. The impact of the consolidation of this entity on the 2004 financial statements resulted in an increase in total assets and total liabilities of €1,693 million with no impact on shareholders’ equity. The second entity produces and sells power and was consolidated as the shareholders do not bear the residual economic risks of the entity. The impact of the consolidation of this entity on the 2004 financial statements resulted in an increase in total assets and total liabilities of €183 million. The consolidation of these entities had no impact on the 2004 consolidated statement of income.

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

The most significant sales were sale of M6 (partial) in 2004, Northumbrian (partial), Cespa and Nalco in 2003 and TPS in 2002.

As explained in Note 2.3, the Group recorded under French GAAP a net capital gain of €166.9 million group share, when 30% of ESO was sold to PUBLIT on May 31, 2002. Under U.S. GAAP, the existence of a resale option granted to the purchaser, despite the low probability that it would be exercised, precluded recognition of the sale. During 2004, upon the expiration of the put option, the Group recognized a gain of €7.0 million.

26.2.11

Sale and leaseback arrangements

In 2002, the Group entered into five sale-leaseback arrangements of buildings and leaseholds with a combined net book value of €225.0 million with various financial institutions. The combined sales price was €491.0 million.

Under French GAAP, the Group recognized the gains associated with these transactions. Under U.S. GAAP, the gain cannot be recognized on these transactions and is being amortized over the terms of the respective lease agreements, which range from 9 to 25 years.

In 2004 and 2003, the Group did not enter into new sale-leaseback transaction.

26.2.12

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

26.2.13

Other Reclassifications

In addition to the adjustments between French and U.S. GAAP and the scope of consolidation reclassifications described in this footnote, the following classification differences between French and U.S. GAAP must be considered.

Revenue

Under U.S. GAAP, certain gains and losses on derivative contracts not held for trading purposes should be reported on a net basis in accordance with the guidance contained in Emerging Issues Task Force Issue (“EITF”) No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments that are Subject to FASB Statement No. 133 and Not “Held for Trading Purposes” as Defined in Issue No. 02-3” (EITF 03-11), for transactions or arrangements entered into after September 30, 2003. Also, certain taxes collected by the Group on behalf of government entities, included as revenue of the Group under French GAAP, are excluded from revenue presented in accordance with U.S. GAAP.

Operating Income

Under French GAAP, as disclosed in Note 1.G, Electrabel’s share in the pre-tax income of the mixed inter-municipal companies is presented in operating income. Under U.S. GAAP, this income, amounting to €341.3 million, €436.3 million in 2004 and 2003, respectively, has been reclassified as share in income of companies accounted for under the equity method.

Operating results relating to discontinued operations have been presented separately under U.S. GAAP.

Additionally, all transactions classified as exceptional income under French GAAP (as disclosed in Note 5), have been classified as operating income under U.S. GAAP, except the following transactions which have been classified as non-operating income or discontinued operations under U.S. GAAP:

•

Gains (losses) on sales of marketable securities of €32.9 million, €(216.1) million and €(550.0) million in 2004, 2003 and 2002, respectively.

•

Gains (losses) on sales of shares of equity method investees of €755.5 million, €(529.4) million and €180.6 million in 2004, 2003 and 2002, respectively.

•

Exceptional foreign currency exchange gains (losses) related primarily to debt held in emerging countries of €(24.8) million, €(44.6) million and €448.6 million in 2004, 2003 and 2002, respectively.

•

The French GAAP gains (losses) associated with activities classified as discontinued operations have been presented under U.S. GAAP on the separate line item “Net income/(loss) from discontinued operations”, amounting to €(760) million and €312 million in 2003 and 2002, respectively.

Bonds and Related Discounts

As described in Note 1 N, under French GAAP, bonds issued with discounts are recorded at their face value. The related unamortized discounts are recorded as prepaid expenses. Under U.S. GAAP, the unamortized portion of a debt discount is reflected as an adjustment of the related debt.

As a result, the amount of prepaid expenses related to unamortized bond discounts has been reclassified as an adjustment of the related debt, decreasing the carrying value of the bonds by €105.4 million in 2004, €157.2 million in 2003 and €91.5 million in 2002.

Pension Obligation

Certain reimbursement rights related to the Group’s pension and other employee benefit plans are presented as a reduction of the related liabilities under French GAAP. Such amounts are presented as assets for U.S. GAAP purposes (See Note 28.3).

NOTE 27- RECONCILIATION OF FRENCH GAAP TO U.S. GAAP AND PRESENTATION OF CONDENSED FINANCIAL STATEMENTS

27.1

Reconciliation of Net Income/(Loss), net of minority interests
	For the years ended December 31,
(in millions of €)	2004	2003	2002
Net Income/(Loss) as Reported in the Consolidated Statements of Income Reference indicates section of Note 26 where adjustment is discussed.	1,804.4	(2,165.2)	(862.5)
1.1 Merger between Lyonnaise des Eaux and Compagnie de Suez	(33.4)	(110.0)	(49.0)
1.2 SGB Minority Interest Acquisition — 1998	(6.7)	(21.1)	(262.4)
1.3 Tractebel Minority Interest Acquisition — 1999	(27.7)	(151.6)	(508.1)
1.4 Other Business Combinations	87.7	67.1	89.0
2.1 Income Taxes	(0.8)	(8.5)	(36.9)
2.2 Pension Obligations	(31.3)	13.7	(8.1)
2.3 Reserves	(321.9)	(59.6)	(191.0)
2.4 Derivative Financial Instruments	(377.1)	(120.2)	69.5
2.5 Stock Based Compensation and Treasury Stock	(44.0)	(9.4)	(41.1)
2.6 Marketable Securities	(27.5)	(31.0)	(1,121.9)
2.7 Concession Contracts	(22.7)	(22.3)	16.6
2.8 Equity Method Investments	(85.9)	65.9	(77.3)
2.9 Scope of Consolidation	–	50.3	(24.7)
2.10 Adjustment to Capital Gains	(87.2)	137.6	(144.6)
2.11 Sale and leaseback arrangements	25.5	9.2	(188.3)
Other Items	24.2	(28.6)	(24.7)
Total U.S. GAAP Adjustments Before Tax Effect	(928.8)	(218.5)	(2,503.0)
Tax effect of The Above Adjustments	277.3	107.2	196.8
U.S. GAAP income/(loss) before cumulative effect of adopting SFAS 143 (net of tax)	1,152.9	(2,276.5)	(3,168.7)
Cumulative effect of adopting SFAS 143 (net of tax)	–	(26.1)	–
U.S. GAAP net income/(loss)	1,152.9	(2,302.6)	(3,168.7)

Summarized U.S. GAAP Consolidated Income Statement Data

	For the years ended December 31,
(in millions of €)	2004	2003	2002
Revenues	34,902.2	35,643.6	27,386.9
Operating Income/(Loss)	2,426.3	764.6	(76.3)
Minority interests share in income	1,121.9	833.2	(91.7)
Net Income/(Loss) from continuing operations	1,152.9	(1,564.6)	(3,249.8)
Net Income/(Loss) from discontinued operations (1)	–	(711.9)	81.1

Cumulative effect of adopting SFAS 143 (net of tax)	–	(26.1)	–
Net Income/(Loss)	1,152.9	(2,302.6)	(3,168.7)

(1)

The Group disposed in 2003 of Nalco, Codenet & Coditel. In accordance with SFAS 144 these disposals have been presented as discontinued operations. The loss recognized on these disposals amounted to €787.7 million.

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

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with U.S. GAAP are as follows:

(in millions of €, except share and per share amounts)	2004	2003 (1)	2002 (2)
Numerator
Numerator for basic earnings per share-income/(loss) available to common stockholders — Continuing operations	1,152.9	(1,564.6)	(3,249.8)
Numerator for basic earnings per share-income/(loss) available to common stockholders — Discontinued operations		(711.9)	81.1
Cumulative effect of adopting SFAS 143 (net of tax)	–	(26.1)	–
U.S. GAAP Net income/(loss) – Numerator for basic	1,152.9	(2,302.6)	(3,168.7)

Numerator for diluted earnings per share:
Effect of dilutive securities:
Convertible bonds	9.8	–	–
Numerator for diluted earnings per share-income/(loss) available to common stockholders after considering conversions	1,162.7	(2,302.6)	(3,168.7)

Denominator (share amounts):
Denominator for basic earnings per share-weighted average shares	995,133,046	993,508,578	991,270,887
Effect of dilutive securities:
Stock options	1,980,566	–	–
Convertible bonds	13,538,405	–	–
Dilutive potential common shares	15,518,971	–	–
Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions	1,010,652,017	993,508,578	991,270,887

Earnings per share:
Basic
Income/(loss) from continuing operations	1.16	(1.57)	(3.28)
Cumulative effect of adopting SFAS 143 (net of tax)	–	(0.03)	–
Net income/(loss) from discontinued operations	–	(0.72)	0.08
Net income/(loss)	1.16	(2.32)	(3.20)
Diluted
Income/(loss) from continuing operations	1.15	(1.57)	(3.28)
Cumulative effect of adopting SFAS 143 (net of tax)	–	(0.03)	–
Net income/(loss) from discontinued operations	–	(0.72)	0.08
Net income/(loss)	1.15	(2.32)	(3.20)

(1)

In 2003, the effect of the 13.3 million potentially dilutive securities is not included because they are antidilutive.

(2)

In 2002, the effect of the 18.2 million potentially dilutive securities is not included because they are antidilutive.

27.3

Shareholders’ Equity net of minority interests
	As of December 31,
(in millions of €)	2004	2003	2002
Shareholders’ Equity as Reported in The Consolidated Balance Sheets	7,922.5	6,895.7	10,577.5
Reference refers to section of Note 26 where the reconciling item is discussed.
1.1 Merger Between Lyonnaise des Eaux and Companie de Suez	1,856.9	2,124.6	2,629.9
1.2 SGB Minority Interest Acquisition — 1998	780.6	871.3	909.2
1.3 Tractebel Minority Interest Acquisition — 1999	3,330.8	3,669.2	3,871.2
1.4 Other Business Combinations	1,244.2	1,418.1	1,246.2
2.1 Income Taxes	(87.9)	(87.1)	(624.9)
2.2 Pension Obligations	(126.4)	10.9	(51.9)
2.3 Reserves	413.0	751.2	930.4
2.4 Derivative Financial Instruments	(442.4)	(383.7)	(237.5)
2.5 Stock Based Compensation and Treasury Stock	3.3	(8.1)	(10.2)
2.6 Marketable Securities	410.3	8.7	60.4
2.7 Concession Contracts	278.2	297.2	319.6
2.8 Equity Method Investments	(136.5)	(99.8)	(17.8)
2.9 Scope of Consolidation	143.0	143.1	93.6
2.10 Adjustment to Capital Gains	(24.2)	(183.0)	(163.4)
2.11 Sale and leaseback arrangements	(87.2)	(112.7)	(178.5)
Other Items	(21.4)	(104.4)	(134.2)
Total U.S. GAAP Adjustments Before Tax Effect	7,534.3	8,315.5	8,642.1
Tax effect of The Above Adjustments	(464.3)	(691.1)	(822.6)
U.S. GAAP shareholders’ Equity before cumulative effect of adopting SFAS 143	14,992.5	14,520.1	18,397.0
Cumulative effect of adopting SFAS 143 (net of tax)	–	–	–
U.S. GAAP shareholders’ Equity	14,992.5	14,520.1	18,397.0

27.4

Summarized Balance Sheets
	As of December 31, 2004
(in millions of €)	French GAAP	Effect for Scope of consolidation (a)	Effect of U.S. GAAP Adjustments (b)	U.S. GAAP
Intangible assets, net	1,353.9	(687.1)	907.6	1,574.4
Goodwill, net	5,351.9	(158.2)	4,093.4	9,287.1
Tangible assets, net	25,779.2	(1,054.7)	(2,938.2)	21,786.3
Financial assets	6,706.5	1,176.2	3,004.1	10,886.8
Inventories and work in progress	1,511.8	(48.8)	(37.2)	1,425.8
Accounts receivable	12,071.1	(588.1)	(526.5)	10,956.5
Marketable securities	3,341.5	(171.9)	202.8	3,372.4
Cash and cash equivalents	5,215.4	(223.8)	(16.8)	4,974.8
Prepaid expenses	1,650.6	(135.7)	1,039.1	2,554.0
Total assets	62,981.9	(1,892.1)	5,728.3	66,818.1
Shareholders’ equity	7,922.5	143.0	6,927.0	14,992.5
Minority interests	4,770.5	(4.1)	457.6	5,224.0
Special concession accounts	4,998.8	(311.6)	(4,532.9)	154.3
Other reserves for contingencies and losses	9,695.2	(23.5)	622.7	10,294.4
Borrowings and long-term debt	20,071.8	(701.1)	53.6	19,424.3
Accounts payable	12,730.0	(940.8)	(416.9)	11,372.3
Deferred income	2,793.1	(54.0)	2,617.2	5,356.3
Total liabilities and shareholders’ equity	62,981.9	(1,892.1)	5,728.3	66,818.1

(a) To present effect of changes in scope of consolidation (see Note 26.2.9) (b) To present adjustments between French and U.S. GAAP.

	As of December 31, 2003
(in millions of €)	French GAAP	Effect for Scope of consolidation (a)	Effect of U.S. GAAP Adjustments (b)	U.S. GAAP (c)
Intangible assets, net	1,632.8	(928.8)	297.5	1,001.5
Goodwill, net	5,851.5	(358.0)	4,353.6	9,847.1
Tangible assets, net	27,127.3	(4,343.1)	(1,971.3)	20,812.9
Financial assets	7,017.9	2,448.3	3,004.7	12,470.9
Inventories and work in progress	1,850.1	(149.6)	(31.3)	1,669.2
Accounts receivable	12,412.9	(1,186.4)	(305.6)	10,920.9
Marketable securities	5,015.0	(284.9)	(46.2)	4,683.9
Cash and cash equivalents	6,688.0	(372.0)	(4.7)	6,311.3
Prepaid expenses	2,354.7	(416.0)	402.7	2,341.4
Total assets	69,950.2	(5,590.5)	5,699.4	70,059.1
Shareholders’ equity	6,895.7	143.1	7,481.3	14,520.1
Minority interests	4,847.2	(835.2)	(97.1)	3,914.9
Special concession accounts	4,847.4	(283.5)	(4,445.9)	118.0
Other reserves for contingencies and losses	10,440.4	(262.7)	(237.4)	9940.3
Borrowings and long-term debt	26,694.1	(2,371.9)	675.6	24,997.8
Accounts payable	13,440.9	(1,527.4)	(422.5)	11,491.0
Deferred income	2,784.5	(452.9)	2,745.4	5,077.0
Total liabilities and shareholders’ equity	69,950.2	(5,590.5)	5,699.4	70,059.1

(a)

To present effect of changes in scope of consolidation, (see Note 26.2.9).

(b)

To present adjustments between French and U.S. GAAP.

(c)

The amounts reported in our prior year U.S. GAAP Summarized Balance Sheet as of December 31, 2003 relating to Financial Assets, Total Assets, Other Reserves for Contingencies and Losses, and Total Liabilities and Shareholders’ Equity have been adjusted to reflect the reclassification of certain reimbursement rights relating to employee benefits (see Note 28.3).

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

NOTE 28- ADDITIONAL U.S. GAAP DISCLOSURE INFORMATION

28.1

Marketable Securities (SFAS 115)

The Group holds various corporate securities, which are classified on the balance sheets as of December 31, 2004, 2003 and 2002 as marketable securities. These investments are carried at the lower of cost or fair market value. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value.

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

Available-for-Sale Securities

As of December 31, 2004, 2003 and 2002 , the Group’s amortized cost, gross unrealized gains, gross unrealized losses and fair value of the available-for-sale investment securities by major security type are as follows:

(in millions of €)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2004
Equity Securities	1,599.3	369.2	(0.2)	1,968.3
Debt Securities	177.6	4.3	–	181.9
Total	1,776.9	373.5	(0.2)	2,150.2
2003
Equity Securities	1,558.8	31.5	(61.7)	1,528.6
Debt Securities	34.0	2.0	–	36.0
Total	1,592.8	33.5	(61.7)	1,564.6
2002
Equity Securities	2,497.0	149.6	(31.6)	2,615.0
Debt Securities	50.2	–	–	50.2
Total	2,547.2	149.6	(31.6)	2,665.2

The change in the net unrealized gains on available for sale securities amounts to respectively €401.5 million, €(146.2) million, €(1,205.6) million in 2004, 2003 and 2002.

Gross realized gains and losses on marketable securities classified as available-for-sale are included in other net exceptional income as total revenue from marketable securities in the Group’s consolidated statement of operations. Realized gains and losses for securities held by the Group’s companies are determined using the first in, first out or the average cost method. Gross realized gains and losses for the years ended December 31, 2004, 2003 and 2002 are as follows:

(in millions of €)	Proceeds	Book Value	Gross Realized Gains	Gross Realized Losses
2004	67.4	26.8	42.7	2.1
2003	1,184.6	1,225.4	63.4	104.2
2002	2,562.9	1,980.2	628.5	45.8

(in millions of €)	Less Than One Year	One To Five Years	Five To Ten Years	After Ten Years	Total
Securities issued by Governments other than the U.S	6.6	32.9	–	–	39.5
Other debt securities	8.7	110.7	18.7	–	138.1
Total	15.3	143.6	18.7	–	177.6

Held-to-Maturity Securities

The Group’s securities classified as held-to-maturity are primarily held by the Group’s financial sector companies. Held-to-maturity securities, which are securities that the Group has the ability and the intent to hold until maturity, are recorded at amortized cost and adjusted for amortization or accretion of premiums or discounts.

As of December 31, 2004, the Group’s amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities classified as held-to-maturity are as follows:

(in millions of €)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities issued by other governments	2.5	–	–	2.5
Total	2.5	–	–	2.5

As of December 31, 2003, the Group’s amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities classified as held-to-maturity are as follows:

(in millions of €)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities issued by other governments	90.5	–	(8.0)	82.5
Total	90.5	–	(8.0)	82.5

As of December 31, 2002, the Group’s amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities classified as held-to-maturity are as follows:

(in millions of €)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities issued by other governments	81.3	–	–	81.3
Total	81.3	–	–	81.3

As of December 31, 2004, the contractual maturities for held to maturity securities by major security type are as follows:

(in millions of €)	Less Than One Year	One To Five Years	Five To Ten Years	After Ten Years	Total
Debt securities issued by other governments	–	2.5	–	–	2.5
Total	–	2.5	–	–	2.5

Trading Securities

The parent company held securities classified as trading. The fair value of these securities totaled €408.6 million, €906.8 million and €1,503.9 million as of December 31, 2004, 2003 and 2002, respectively. The change in net unrealized gains and losses on these securities totaled €42.6 million, €(24.1) million and €(1,003.2) million for the years ended December 31, 2004, 2003 and 2002, respectively.

Investment Company

The fair value of the investments held by the investment company totaled €156.2 million, €228.5 million and €275.9 million as of December 31, 2004, 2003 and 2002, respectively. The change in net unrealized gains and losses on investments held by the consolidated investment company totaled €3.3 million, €(9.6) million and €(88.7) million for the years ended December 31, 2004, 2003 and 2002, respectively.

28.2

Equity Method Investee Disclosures - Electrabel

In 2003, the Group increased its interest in Electrabel to 50.12%. Accordingly, Electrabel has been fully consolidated since January 1, 2003 for U.S. GAAP purposes.

Although the Group consolidated its investment in Electrabel during the year ended 2003, its investment in prior years was accounted for as an equity method investment and required the following additional disclosure for the year ended December 31,2002.

The Group received dividends from Electrabel amounting to €334.4 million in 2002.

The excess of the carrying value of the investment over the underlying equity in the net assets of Electrabel at the date of acquisition amounted to €2,964.6 million as of December 31, 2002. The difference is amortized over the useful lives of the underlying assets, excluding goodwill in 2002, over an average of 14 years.

The Group owned 24,791,164 shares of Electrabel as of December 31, 2002. The market value of the investment was €5,739.2 million, as of December 31, 2002.

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

(in millions of €)	As of December 31,2002
Consolidated Balance Sheets-Assets
Formation expenses & other intangible assets
Goodwill	35
Tangible assets	1,295
Financial assets	4,277
Total fixed assets	6,672
Other receivables after more than one year	12,279
Stock	454
Trade and other amounts receivable due within one year	547
Short term investments	2,759
Cash and cash equivalents	3,643
Prepayments and accrued income	170
Total other assets	297
Total assets	7,870
20,149

(in millions of €)	As of December 31, 2002
Consolidated Balance Sheets-Liabilities and Shareholders’ Equity
Issued share capital	2,066
Share premiums	902
Reserves	2,142
Shareholders’ equity	5,110
Minority interests	1,954
Total shareholders’ equity and Minority Interests	7,064
Provisions for liabilities and charges	5,053
Amounts payable after more than one year
Financial debts	2,123
Other amounts payable	358
Amounts payable within one year
Financial debts	138
Current portion of amounts payable after one year	444
Trade payables	1,822
Taxes, payroll and social security	341
Other amounts payable	1,107
Accruals and deferred income	1,699
Total liabilities	13,085
Total shareholders’ equity and liabilities	20,149

(in millions of €)	For the year ended December 31, 2002
Consolidated income statements
Revenues	14,853
Other operating revenues	237
Total revenues	15,090
Operating charges
Purchases and changes in inventory	9,935
Services and other goods	2,004
Payroll, social security costs and pensions	1,557
Net depreciation allowances and other provisions	717
Provisions for liabilities and charges	172
Other operating charges	123
Total operating charges	14,508
Operating income	582
Share in the result of Inter-municipal companies	447
Other financial income	403
Financial charges	(299)
Total financial income	551
Share in pre-tax operating income of companies accounted for under the equity method	74
Exceptional income	365
Tax on profit	(291)
Consolidated income for the year	1,281
Minority interests in income for the year	181
Net income	1,100

(in millions of €)	For the year ended December 31, 2002
Cash flow statements
Cash flows from operations	871
Cash used in investing activities	499
Cash from (used in) financing activities	(6)
Changes in scope and translation adjustments	724
Total cash flows for the year	2,088
Less change in short-term investments and cash	(2,146)
Change in short-term financial debts	(58)

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

The accruals accounted for as December 31, 2004, 2003 and 2002 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

(in millions of €)	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
Amount accrued for under U.S. GAAP	(2,483.0)	(2,699.7)	(689.0)	(799.5)	(807.4)	(361.0)
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	55.9	(95.1)	(150.8)	(33.4)	(87.2)	(44.4)
Reimbursement rights (1)	1,237.2	1,208.9	–	259.4	309.1	–
Minimum liability adjustments (MLA)	150.7	196.8	271.9	–	–	–
Change in scope of consolidation	(11.3)	(15.0)	(691.0)	(4.1)	(6.6)	(285.5)
Reclassification	–	(0.6)	36.5	–	(0.6)	–
Net amount accrued for in consolidated financial statements under French GAAP	(1,050.5)	(1,404.7)	(1,222.4)	(577.6)	(592.7)	(690.8)
Accrued	(1,196.0)	(1,544.8)	(1,518.3)	(580.5)	(592.7)	(724.6)
Prepaid	145.5	140.1	295.9	2.9	–	33.8

(1)

During 2004, certain pension and other employee benefit reimbursement rights primarily relating to distribution employees of Electrabel’s pension and other employee benefit plans have been reclassified from reductions of the related liabilities (as presented in the prior year U.S. GAAP Summarized Balance Sheet as of December 31, 2003) and presented as assets. The 2003 amounts have been reclassified to conform with the 2004 presentation. The 2002 amounts were not affected by this change as Electrabel was accounted for under the equity method for U.S. GAAP purposes.

Amounts recognized in the statement of financial position:

	Pension Benefits			Other Benefits
(in millions of €)	2004	2003(1)	2002	2004	2003(1)	2002
Accrued benefit liability (including minimum liability adjustment)	(2,567.5)	(2,762.8)	(983.8)	(800.2)	(807.4)	(394.8)
Prepaid benefit cost	84.5	63.1	294.8	0.7	–	33.8
Amount accrued for under U.S. GAAP	(2,483.0)	(2,699.7)	(689.0)	(799.5)	(807.4)	(361.0)
Intangible assets	3.2	61.1	64.0	N/A	N/A	N/A
Accumulated other comprehensive income	147.5	135.7	207.9	N/A	N/A	N/A
Amount recognized	(2,332.3)	(2,502.9)	(417.1)	(799.5)	(807.4)	(361.0)

(1)

During 2004, certain pension and other employee benefit reimbursement rights primarily relating to distribution employees of Electrabel’s pension and other employee benefit plans have been reclassified from reductions of the related liabilities (as presented in the prior year U.S. GAAP Summarized Balance Sheet as of December 31, 2003) and presented as assets. The 2003 amounts have been reclassified to conform with the 2004 presentation. The 2002 amounts were not affected by this change as Electrabel was accounted for under the equity method for U.S. GAAP purposes.

The projected benefit obligation, accumulated benefit obligation (ABO) and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were as follows:

	2004	2003 (1)	2002
Projected Benefit Obligation	(3,997.4)	(4,253.4)	(2,713.3)
Accumulated Benefit Obligation	(3,484.3)	(3,611.2)	(2,121.0)
Fair Value of Plan Assets with ABO in excess of plan assets	1,847.4	1,620.7	1,485.9

(1)

During 2004, certain pension and other employee benefit reimbursement rights primarily relating to distribution employees of Electrabel’s pension and other employee benefit plans have been reclassified from reductions of the related liabilities (as presented in the prior year U.S. GAAP Summarized Balance Sheet as of December 31, 2003) and presented as assets. The 2003 amounts have been reclassified to conform with the 2004 presentation. The 2002 amounts were not affected by this change as Electrabel was accounted for under the equity method for U.S. GAAP purposes.

Total projected benefit obligations and accumulated benefit obligations were as follow:

	2004	2003*	2002*
Projected Benefit Obligation	(5,015.1)	(583.2)	(568.4)
Accumulated Benefit Obligation	(4,009.2)	(490.8)	(504.3)

* For French plans only

The benefits as of December 31, 2004 expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are estimated as follows:

(in millions of €)
Undiscounted
2005	415.8
2006	430.3
2007	399.3
2008	394.6
2009	409.2
2010-2014	2,144.6

Contributions to be paid in 2005 amount to (in millions of euros):

- third parties:	167.9
- employees for non funded plans:	179.5

28.4

Income taxes (SFAS 109)

The net deferred tax liabilities under U.S. GAAP are as follows:

	As of December 31,
(in millions of €)	2004	2003	2002
Deferred Tax Assets
Net operating losses and tax credit carry-forwards	1,623.7	2,477.4	1,158.4
Accrued liabilities	499.2	872.2	678.8
Depreciation of property, plant and equipment	100.3	100.4	148.3
Employee benefit commitments	586.9	579.3	409.0
Other	901.5	961.9	1,046.4
Total deferred tax assets	3,711.6	4,991.2	3,440.9
Less valuation allowance	(1,867.7)	(2,068.9)	(1,139.0)
Total net deferred tax assets under U.S. GAAP	1,843.9	2,922.3	2,301.9
Deferred Tax Liabilities
Difference between tax and accounting values of fixed assets	(1,037.2)	(1,084.9)	(2,713.1)
Accrued liabilities	(432.6)	(443.1)	(414.1)
Tax-free reserves	(282.2)	(430.9)	(126.8)
Other	(871.9)	(1,737.7)	(1,179.0)
Total deferred tax liabilities under U.S. GAAP	(2,623.9)	(3,696.6)	(4,433.0)
Net deferred tax liabilities under U.S. GAAP	(780.0)	(774.3)	(2,131.1)

Deferred income taxes under U.S. GAAP are summarized as follows:

	As of December 31,
(in millions of €)	2004	2003	2002
Current deferred tax assets	51.3	116.8	121.2
Non-current deferred tax assets	540.7	780.6	519.0
Current deferred tax liabilities	(40.4)	(38.3)	(10.8)
Non-current deferred tax liabilities	(1,331.6)	(1,633.4)	(2,760.5)
Net deferred tax liability	(780.0)	(774.3)	(2,131.1)

The unrecognized deferred tax on undistributed earnings of certain French subsidiaries generated during or before December 31, 1992, which, under existing tax law, will not be subject to French income tax until distributed are not significant as of December 31, 2004, 2003 and 2002. Because those earnings have been or are intended to be indefinitely reinvested, no provision has been made for any taxes that may be applicable. It is not practicable to estimate the amount of unrecognized deferred income taxes on undistributed earnings of foreign subsidiaries.

28.5

Restructuring and Voluntary Terminations

Voluntary Termination Plans

As of December 31, 2004, the Group had €77.6 million accrued for benefits to be paid as part of different voluntary termination benefit plans. This accrual relates to approximately 1,300 employees, primarily located in Belgium.

As of December 31, 2003, the Group had €102.8 million accrued for benefits to be paid as part of different voluntary termination benefit plans. This accrual relates to approximately 1,300 employees, primarily located in Belgium.

As of December 31, 2002, the Group had €39.4 million accrued for benefits to be paid as part of different voluntary termination benefit plans. This accrual relates to approximately 600 employees, primarily in Puerto Rico and France.

Other Restructuring Plans

As of December 31, 2004, the Group accrued €58.4 million for various other restructuring plans within the Group. This accrual relates to approximately 650 employees. These other plans do not exceed individually €7.3 million.

As of December 31, 2003, the Group accrued €115.8 million for various other restructuring plans within the Group. This accrual relates to approximately 1,100 employees. These other plans do not exceed individually €17.1 million. Due to the consolidation of Electrabel in 2003, several additional plans are included in the Group’s restructuring reserve.

As of December 31, 2002, the Group had €39.9 million accrued for other restructuring plans through the Group. These other plans do not exceed individually €4 million.

Changes in reserves for restructuring in 2004, 2003 and 2002 including voluntary restructuring for plans initiated prior to January 1, 2003 are as follows:

(in millions of €)	2004	2003	2002
Restructuring reserves as of January 1,	218.6	79.3	77.2
Change in scope	(1.0)	136.0	–
Additions	65.5	80.6	66.4
Utilizations	(110.4)	(70.5)	(52.2)
Reversal	(15.3)	(27.2)	(3.8)
Other	(21.4)	20.4	(8.3)
Restructuring reserves as of December 31,	136.0	218.6	79.3

Additional disclosures regarding restructuring costs required for plans initiated after December 31, 2002 are summarized below by major category of restructuring costs.

	Involuntary Termination Benefits	Voluntary Termination Benefits	Other	Total
Restructuring reserves as of January 1, 2003	–	–	–	–
Additions	33.9	17.6	11.5	63.0
Utilizations	(2.6)	(3.5)	(1.4)	(7.5)
Reversal	–	–	–	–
Restructuring reserves as of December 31, 2003	31.3	14.1	10.1	55.5

Additions	22.7	18.8	4.4	45.9
Utilizations	(30.1)	(12.4)	(3.3)	(45.8)
Reversal	(0.6)	–	(1.6)	(2.2)
Other	0.3	(0.8)	(0.2)	(0.7)
Restructuring reserves as of December 31, 2004	23.6	19.7	9.4	52.7

During December 31, 2004, the Group initiated an involuntary restructuring plan at certain businesses located in the Netherlands. The total cost accrued at December 31, 2004 was €7.3 million and relates to the termination of 34 employees. This plan is expected to be completed in the second half of 2005 and relates to the SEE segment.

During December 31, 2003, the Group initiated an involuntary restructuring plan at certain businesses located in the Netherlands. The total cost accrued at December 31, 2003 was €16.4 million and relates to the termination of 280 employees. This plan is expected to be completed in the second half of 2004 and relates to the energy segment.

Additionally, during 2003, the environment segment initiated a restructuring plan which concerns employees (lay-off’s, voluntary resignation), early retirement programs, and a notice of departure from a business premises. The total number of employee’s concerned is 171 (including 86 voluntary terminations) of which 86 remain to be terminated at December 31, 2003. The total cost of the restructuring plan is €31 million. As of December 31, 2003 the remaining cost accrued was €23.7 million.

The remaining plans represent other restructuring plans for the Group and individually do not exceed €5.0 million.

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

The following is a description of the stock option and stock purchase plans for the Group and certain of its subsidiaries:

The 2004 issued plans are as followed:

Group	Date of 2004 Grant	Comments
(a) Suez	November 2004	Stock option plan
(b) Suez	November 2004	Stock purchase plan

(a)

The company approved the granting of 8,705,190 stock options, for key employees with an exercise price of EUR 18.14 (the stock price at grant date was EUR 18.00). The vesting period is 4 years and options are thereafter exercisable over a period of 4 years.

(b)

This stock purchase plan is a leverage stock purchase plan. A total of 11,996,123 shares have been issued under this plan.

Information relating to stock options granted/exercised/cancelled during 2004, 2003, and 2002 is summarized as follows:

Stock option plans (Prices in €)

	Suez
	Options	Wtd. Avg Exercise Price
Balance, January 1, 2002	41,213,813	31.25
Granted	8,991,847	17.67
Exercised	(362,032)	14.69
Canceled	(395,950)	31.56
Balance, December 31, 2002	49,447,678	28.90
Granted	7,831,970	13.93
Exercised	(272,278)	14.47
Canceled	(363,505)	19.31
Balance, December 31, 2003	56,643,865	26.96
Granted	–	–
Exercised	(106,364)	10.51
Canceled	(13,000)	25.00
Balance, May 3, 2004	56,524,501	26.99

Pursuant to section D.174-12 of the French Commercial Code, the payment, on May 3, 2004, of the dividend for the fiscal year 2003 by means of a deduction from the “Special long-term capital gains reserve” gave rise to the adjustment of both the exercise price and the number of options existing on the date on which the dividend was paid. The following tables take the adjustment into account.

	Suez
	Options	Wtd. Avg Exercise Price
Balance, May 4, 2004	58,882,655	24.76
Granted	8,705,190	18.14
Exercised	(889,840)	13.31
Canceled	(604,699)	25.32
Balance, December 31, 2004	66,093,306	24.04

The following table summarizes information for options outstanding and exercisable as of December 31, 2004:

Options Outstanding			Options Exercisable
Plan date	Exercise Price	Number	Remaining life	Number
Suez
11/16/1997	16.74	4,798,726	0.9	4,798,726
11/19/1998	29.82	4,932,436	1.9	4,932,436
06/30/1999	32.36	251,069	2.5	251,069
11/15/1999	30.22	5,152,395	2.9	5,152,395
01/31/2000	30.13	906,764	3.1	–
11/28/2000	34.89	6,569,302	5.9	–
12/21/2000	36.26	2,981,902	6.0	–
11/28/2001	33.06	13,164,191	6.9	–
11/20/2002	16.93	9,209,630	7.9	–
11/19/2003	13.35	7,987,262	6.9	–
11/17/2004	18.14	8,705,190	7.9	–

Ex- Sita
06/09/1998 (1)	24.15	586,967	1.4	586,967
05/26/1999 (1)	23.82	847,471	1.4	847,471

(1) The exercise period has been extended when Sita merged with Ondeo

Compensation costs recorded under U.S. GAAP for each plan for each year are as follows:

Stock option plans ended December 31, 2004, December 31, 2003 and 2002

(In millions of €)	Date of grant	Compensation cost 2004	Compensation cost 2003	Compensation cost 2002
Suez	11/16/97	–	–	0.4
Suez	11/16/98	–	2.0	4.1
Suez	06/30/99	0.1	0.1	0.1
Suez	11/15/99	2.2	2.5	2.5
Suez	01/31/00	0.2	0.1	0.1
Suez	11/28/00	1.9	1.9	1.9
Suez	11/20/02	0.6	0.6	0.1
TOTAL Suez		5.0	7.2	9.2
Ex-Sita	06/09/98	–	–	–
Ex-Sita	05/26/99	–	0.2	0.5
TOTAL Ex-Sita		–	0.2	0.5
TOTAL		5.0	7.4	9.7

Stock purchase plans

(In millions of €)	Date of grant	Compensation cost 2004	Compensation cost 2003	Compensation cost 2002
Suez	07/10/02	–	–	32.0
Suez	11/17/04	41.9	–	–
TOTAL		41.9	–	32.0

Information relating to Suez’ stock purchase plans are as follows:

	2004	2002
Number of shares	11,996,123	12,487,034
Weighted-average fair value at grant date (in Euros)	18.0	23.7

Pro forma Value Disclosure

Had compensation expense for the companies’ stock options been recognized based on the fair value at the grant date under the methodology prescribed by SFAS 123, the Group’s net income and earnings per share for the year ended December 31, 2004, December 31, 2003 and 2002 would have been impacted as shown in the following table:

	For the years ended
(In millions of €, except per share data)	December 31, 2004	December 31, 2003	December 31, 2002

Reported Net Income/(Loss), U.S. GAAP	1,152.9	(2,302.6)	(3,168.7)
Stock-based employee compensation expense included in reported net income, net of related tax effects	46.9	7.4	41.7
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(87.1)	(47.0)	(76.3)
Pro forma Net Income/(Loss), U.S. GAAP	1,112.7	(2,342.2)	(3,203.3)

Earning per share
Basic – as reported	1.16	(2.32)	(3.20)
Basic – pro forma	1.12	(2.36)	(3.23)
Diluted – as reported	1.15	(2.32)	(3.20)
Diluted – pro forma	1.11	(2.36)	(3.23)

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Binomial option-pricing model in 2004 and the Black and Scholes model the years before with the following assumptions:

2004		2003		2002
Volatility	Dividend yield	Volatility	Dividend yield	Volatility	Dividend yield
29.7%	4.5%	30.0%	6.27%	25.0%	4.4%

Risk free interest rates used are as follows:

Average interest rate
2002	4.47%
2003	4.17%
2004	3.70%

Weighted average fair value of options granted during 2004, 2003 and 2002

In 2004, 2003 and 2002, the weighted average fair value at grant date of options granted during theses periods were as follows (in Euro):

	2004	2003	2002
Suez	4.35	2.22	3.81

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

Electrabel

Certain of the Group’s subsidiaries sell gas and other services to Electrabel and its subsidiaries (collectively, “Electrabel”). In relation to these activities prior to 2003 (when the Group began to consolidate Electrabel, see Note 26), the revenues recorded by the Group and subsidiaries totaled €2,021.0 million for the year ended December 31, 2002. Amounts due to the Group and its subsidiaries from Electrabel related to the sales of gas and other services were €317.5 million as of December 31, 2002, respectively. In 2002, Electrabel also purchased €381.9 million of gas from a Group subsidiary for its energy trading business. In addition, the Group and its subsidiaries recorded payables to Electrabel of €100.8 million as of December 31, 2002.

SUEZ-Tractebel (a subsidiary of the Group) performs daily cash management services on behalf of Electrabel. The balance of the current account corresponds to the net position of the amounts advanced to or received from the Group by Electrabel at the period end. As of December 31, 2002, the net balance payable to Electrabel of these accounts was €1,710.8 million.

Cosutrel (a subsidiary of Electrabel) provided long-term operating loans to Group subsidiaries totaling €1,058.2 million as of December 31, 2002. Interest expense on these loans amounted to €69 million during to 2002.

Electrabel borrows money from another of the Group’s subsidiaries, Belgelec Finance, in order to finance its acquisitions. As of December 31, 2002, the Group had notes receivable due from Electrabel of €2,028.6 million, respectively, related to these activities.

Agbar

Agbar, an equity method investee of the Group, has given guarantees on the debt of three of the Group’s Argentine subsidiaries. The guarantees totaled €93.8 million €119.4 million and €135.0 million as of December 31, 2004, 2003 and 2002, respectively, and related mainly to the company Aguas Argentinas (€72.5 million, €96.5 million and €117.0 million as of December 31, 2004, 2003 and 2002 respectively).

Tiru

One of the Group’s subsidiaries has entered into a purchase contract with Tiru, an equity method investee of Elyo (a subsidiary of Suez). The contract gives the subsidiaries the right to purchase from Tiru, the steam (energy) resulting from the incineration of household waste by Tiru. Although there are no minimum purchase requirements under this contract, the subsidiaries must first purchase steam from Tiru before purchasing from any other supplier. The prices under the contract are determined using an index that is based mainly on the current prices of coal. Purchases under the contract for the years ended December 31, 2004, 2003, and 2002 totaled €32.7 million, €27.5 million and €35.4 million, respectively. Payables due to Tiru were €7.6 million, €4.7 million and €11.2 million as of December 31, 2004, 2003 and 2002, respectively.

Umicore

The Group has offered options to purchase 768,000 shares of Umicore to certain Umicore managers. The options can be exercised between January 1, 2002 and November 21, 2005 at prices ranging from €40.20 to €41.8. Umicore managers exercised 571,403 options and 69,700 options in 2004 and 2003 respectively. 123,897 stock options and 695,300 stock options were outstanding as of December 31, 2004 and 2003, respectively

ITASA

ITASA, an equity method investee of the Group, sold €36.7 million, €41.7 million and €84.1 million as of December 31, 2004, 2003, 2002 respectively, of electricity to Gerasul (a subsidiary of Tractebel energia) under a long term supply agreement. Payables due to ITASA were €3.9 million, €18.5 million as of December 31, 2004 and 2003, respectively. The Group has no receivable with ITASA as of December 31, 2004 compared to
€16.0 million as of December 31, 2003.

Electroandina

Gasoducto Norandino Chile (a subsidiary of Tractebel Andino) provides gas transportation under a take or pay agreement to Electroandina, an equity method investee of the Group, for €40 million, €43.6 million and €43.9 million during 2004, 2003 and 2002 respectively.

Elia System Operator (ESO)/Elia

Elia, a subsidiary of Elia System Operator (ESO), was created in June 21, 2001 to manage the high-voltage electricity transmission network in Belgium. The Belgian Federal Council of Ministers’ appointment to manage the transmission network was finalized on September 13, 2002. ESO and Elia are accounted for under the equity method for both 2002 and 2003. From the date of appointment, the official transmission system operator pricing are controlled by government regulation (CREG).

Electrabel paid to ESO/Elia, electricity transmission fees amounted to €449.7 in 2003. Payables due to ESO/Elia were €126.6 million as of December 31, 2003. The Group sold €122.8 million of services in 2003.

Compagnie Nationale du Rhône (CNR)

During 2003, Energie du Rhône (joint subsidiary of Electrabel, 44%, and CNR, 51%) signed electricity purchase/sale contracts with CNR. The Group purchased €46.1 million in 2004 and €109.6 million in 2003 and sold €28.8 million in 2004 and €33.6 million in 2003 of electricity from/to CNR. Payables due to CNR were €10.5 million as of December 31, 2004 and €20.4 million as of December 31, 2003 and receivables due from CNR were €6.5 million and €5.8 million as of December 31, 2004 and 2003, respectively.

Inter-municipal companies

The Inter-municipal companies, equity method investees of the group, distribute gas and electricity produced by Electrabel and Distrigaz to Belgian non-industrial customers which do not qualify for deregulation. For the years ended December 31, 2004, 2003, Electrabel sold €963.9 millions and €1,814.7 million respectively of electricity and gas to Inter-municipal companies. Electrabel and Electrabel Customer Solutions paid Inter-municipal companies €1,368.2 millions and €944.2 million for the years ended December 31, 2004 and 2003 for electricity and gas distribution.

The Inter-municipal companies do not have staff of their own. In accordance with the by-law, Electrabel contributes the provision of its services, its skills and its experience in terms of distribution with a view to ensuring the daily running of the mixed Inter-municipal companies. All work, supplies and services required for the purpose of the mixed Inter-municipal companies are therefore performed by Electrabel and its staff and billed to the Inter-municipal companies. The expenditures billed in 2004 and 2003 to the mixed Inter-municipal companies amounted to €625.8 millions and €1,788.2 million respectively.

All receivables from the Inter-municipal companies for electricity, gas and services amounted to €243.3 million and €361.5 million as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, and 2003 payables due to the Inter-municipal companies were €438.1 million and €344.5 million, respectively.

Pension and other benefit obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by the Inter-Municipal companies for €1,170 million and €1,290 million at December 31, 2004 and 2003, respectively.

As of December 31, 2004, Electrabel had receivables of €536.7 million due from the Inter-municipal companies resulting from short-term cash advances.

Contassur

Contassur is a captive insurance company accounted for under the equity method by the Group. The pension fund trust for some employees of the Group has entered into insurance contracts with Contassur.

These insurance contracts are recorded as financial assets representing a reimbursement right granted by Contassur for €328 million and €230 million at December 31, 2004 and 2003, respectively.

28.8

Impairment of long-lived assets

Under U.S. GAAP, the Group did not record any impairment of long-lived assets in 2004.

Due to the situation in Argentina described in Note 2.4, the Group in 2003 recognized impairment charge of €30.4 million. This has been recorded in continuing operations.

In 2003, in the context of the termination of the Puerto Rico contract, the Group recorded an impairment of long-lived assets for an amount of €26.7 million.

Furthermore, in January 2003, the Group announced the termination of the Atlanta contract during the first half of 2003. Hence as at December 31, 2002, the Group recorded an impairment of €6.2 million related to a water Treatment Plant. Additionally, the Group also recorded certain other charges of €58.8 million, which were incurred in 2003, related to the discontinuation of activities under this contract.

Furthermore in January 2003, the Group announced its intention to terminate the activities under the Jakarta Contract in Indonesia. The Group has been experiencing losses under this contract and determined that the assets “held for use” related to the contract were impaired. In 2002, the Group recorded an impairment of €53.2 million related to a water treatment plant and an accrual for other charges of €9 million related to the discontinuation of activities under this contract. The evolution of the situation in Jakarta is described in Note 21.

Under U.S. GAAP, these impairments are included in operating expenses.

28.9

Comprehensive Income

The following information is presented under French GAAP.

	For the years ended December 31,
(in millions of €)	2004	2003	2002
Net income/(loss)	1,804.4	(2,165.2)	(862.5)
Other comprehensive income, net of tax:
Changes in cumulative translation adjustment	(172.5)	(547.8)	(1,803.3)
Goodwill	–	27.0	128.2
Changes in accounting principles	57.6		(48.3)
Total	(114.9)	(520.8)	(1,723.4)
Total Comprehensive income/(loss)	1,689.5	(2,686.0)	(2,585.9)
Accumulated other comprehensive income, end of year:
Cumulative translation adjustment	(2,411.3)	(2,238.8)	(1,691.0)
Goodwill	(8,866.0)	(8,866.0)	(8,893.0)
Changes in accounting principles	(425.2)	(482.8)	(482.8)
Accumulated other comprehensive income	(11,702.5)	(11,587.6)	(11,066.8)

Deferred taxes are not calculated on cumulative translation adjustments and goodwill under French GAAP. The deferred tax impacts of the changes in accounting principles are disclosed in Notes 6 and 13.6.

28.10

Valuation and Qualifying Accounts

	As of beginning of the year	Changes during year			As of end of the year
(in millions of €)		Additions	Utilizations	Other changes (*)
For the year ended December 31, 2004
Accounts receivable	693.0	255.2	(150.6)	(15.2)	782.4
Inventories and work in-progress	105.6	32.5	(21.3)	(19.7)	97.1
For the year ended December 31, 2003
Accounts receivable	750.2	226.5	(154.3)	(129.4)	693.0
Inventories and work in-progress	137.6	37.0	(22.2)	(46.8)	105.6
For the year ended December 31, 2002
Accounts receivable	831.6	250.3	(176.2)	(155.4)	750.2
Inventories and work in-progress	124.1	54.1	(60.4)	19.9	137.6

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

Electrabel (for 2002) and the joint ventures accounted for using the proportionate method have the following contribution to the Group’s consolidated cash flows from operating, investing and financing activities, taking into account the above mentioned reclassifications:

For the year ended December 31,
(in millions of €)	2002
Cash flows from operating activities	2,280.8
Cash flows from investing activities	(492.4)
Cash flows from financing activities	540.8

28.12

Immaterial acquisitions

In 2004, the Group only acquired additional interests in fully consolidated subsidiaries; none of these additional acquisitions was significant.

In 2003, the Group acquired 26 entities for a total cash cost of €478 million. The significant acquisition included Acea Group and CNR. Goodwill recognized in those transactions amounted to €215 million.

In 2002, the Group acquired 28 entities for a total cost of €329 million, which was paid primarily in cash. US Water, Teris and Teris LLC were the most significant acquisitions. Goodwill recognized in those transactions amounted to €126 million.

28.13

Asset Retirement Obligations

The Group’s asset retirement obligations covered by SFAS 143 relate primarily to the removal or dismantlement of installations, primarily conventional and nuclear power stations, and contractual landfill rehabilitation commitments. On January 1, 2003, for U.S. GAAP reporting purposes, the Group adopted SFAS 143, Asset Retirement Obligation. SFAS 143 requires the Group to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. Under French GAAP, the Group applied regulations CR0006 as of January 1, 2002, with respect to costs associated with dismantling installations, relating primarily to conventional and nuclear power stations. In accordance with this regulation, the Group records the discounted value of the removal obligation. Under U.S. GAAP at December 31, 2004, 2003 and 2002, the Group had recorded liabilities of €1,949.4 million, €1,771.8 million and €415.1 million, respectively, related to asset retirement obligations. There are no assets that are legally restricted for purposes of settling the Group’s asset retirement obligations. Upon adoption of SFAS 143 on January 1, 2003, the Group recorded an additional liability of approximately €247.7 million, a net asset of approximately €163.8 million, and a cumulative effect of a change in accounting principle of approximately €(26.1) million, after income taxes. Amounts recorded related to asset retirement obligations during the years ended December 31, 2004 and 2003 were as follows:

(in millions of €)
Balance at December 31, 2002	415.1
Change in scope	1,035.1
Additional liability recorded from cummulative effect of accounting change	247.7
Accretion expense	62.9
Others	11.0
Balance at December 31, 2003	1,771.8
Change in scope	0.6
Accretion expense	181.6
Others	(4.6)
Balance at December 31, 2004	1,949.4

Proforma net income/(loss), earnings/(loss) per share and liability for asset retirement obligations have not been presented for the year ended December 31, 2002 because the proforma application of SFAS 143 to prior periods would result in proforma net income/(loss), earnings/loss per share and liability for assets retirement obligations not materially different from the actual amounts reported for those periods for U.S. GAAP purposes.

28.14

Discontinued Operations

As described in Note 2.2, the Group sold Ondeo Nalco in November 2003, which is included in the Suez Environment Industrial Services (SEIS) division. This division was included in the environment segment of the Group. In October 2003, the Group also sold Coditel and Codenet in the communications sector, which is included in other subsidiaries and affiliate segment. The results of operations from January 1, 2003 to the respective date of disposal of Ondeo Nalco, Coditel and Codenet have been eliminated from the Group’s ongoing operations, then the related results of operations for the current and prior periods, including any related impairments, are reflected as Discontinued Operations in the U.S. GAAP Consolidated Income Statement.

The amounts of revenue, pre-tax net (loss) revenue and net (loss) revenue from ONDEO Nalco, Coditel and Codenet included in discontinued operations are described below by segment:

Segment impact of discontinued operations

	Environment (Nalco) As of December 31		Other (Coditel, Codenet) As of December 31		Total As of December 31
	2003	2002	2003	2002	2003	2002
Revenue	2 020,0	2 798,0	52,1	61,4	2 072,1	2 859,4
Pretax (loss) income from discontinued operations (1)	(601,9)	272,8	(49,4)	(72,5)	(651,3)	200,3
Net (loss) income from discontinued operations	(662,7)	151,1	(49,2)	(70,0)	(711,9)	81,1

(1) includes the losses recognized on these disposals which amounted to €742,7 million for Nalco and €45 million for Coditel and Codenet.

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

Movements in the warranties accrued are as follows:

(in millions of €)
Balance, December 31, 2001	46.5
Warranties issued during the period	41.4
Settlements made during the period	(32.5)
Changes in liability for pre-existing warranties during the period, including expiration	(2.0)
Change in scope	(0.3)
Other	(0.1)
Balance, December 31, 2002	53.0
Warranties issued during the period	31.3
Settlements made during the period	(19.3)
Changes in liability for pre-existing warranties during the period, including expiration	(4.6)
Change in scope	(0.2)
Other	0.2
Balance, December 31, 2003	60.5
Warranties issued during the period	27.8
Settlements made during the period	(31.1)
Changes in liability for pre-existing warranties during the period, including expiration	(2.7)
Change in scope	0.3
Other	(8.2)
Balance, December 31, 2004	46.6

28.16

Recently Issued Accounting Pronouncements Not Yet Adopted

SFAS No. 123(R)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

The Group is required to adopt SFAS No. 123(R) on January 1, 2006 for U.S. GAAP purposes. The Group expects to adopt its requirements using the “modified prospective” method described in SFAS No. 123(R). Under this method, compensation cost is recognized beginning with the period in which the recognition provisions are first applied (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the date of adoption of Statement No. 123(R) and (b) based on the requirements of Statement No. 123 for all awards granted to employees prior to the date of adoption of Statement No. 123(R) that remain unvested on the effective date.

The impact of adoption of Statement No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. The Group is in the process of determining the impact of the adoption of SFAS 123 (R) effects on its consolidated financial statements.

SFAS No. 153

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29” (SFAS 153), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions” to eliminate the exception to fair value accounting for non-monetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group will apply SFAS 153 in the event that exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005. The Group is in the process of determining the impact of the adoption of SFAS 153 effects on its consolidated financial statements.

EITF 03-6

In March 2004, the Emerging Issues Task Force reached a consensus on EITF Issue 03-6 (“EITF 03-6”). “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basis earnings per share. The provisions of EITF 03-6 are effective for fiscal periods beginning after March 31, 2004. The Group is in the process of determining the impact of the adoption of SFAS 153 effects on its consolidated financial statements.

IFRS

During 2005, the Group will adopt International Financial Reporting Standards as its primary financial reporting standards. Information regarding this change and its effect are discussed in Item 5 of the Group’s Annual Report filed on Form 20-F for the year ended December 31, 2004.