Form 20-F
period 2005-12-31
SUEZ
filed 2006-06-26
CIK 1158533

 As filed with the Securities and Exchange Commission on June 26, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________ OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________

For the transition period from ________________ to ________________

Commission file number: 1-15232

SUEZ

(Exact name of Registrant as specified in its charter)

SUEZ (Translation of Registrant’s name into English)	The Republic of France (Jurisdiction of incorporation or organization)

16, rue de la Ville l’Evêque, 75008 Paris, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Shares of nominal value €2 each represented by American Depositary Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of SUEZ on December 31, 2005 was 1,270,756,255

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer Accelerated filer Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 Item 18
If this is an annual report, indicate by check mark if the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act).

Yes No

Back to contents

TABLE OF CONTENTS

Introduction

1

PART I

2

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

2

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

2

ITEM 3.

KEY INFORMATION

2

A.

Selected Consolidated Financial Data

2

B.

Capitalization and Indebtedness

4

C.

Reasons for the Offer and Use of Proceeds

4

D.

Risk Factors

4

ITEM 4.

INFORMATION ON THE COMPANY

9

A.

History and development of Suez

9

B.

Business overview

10

C.

Organizational Structure

76

D.

Property, Plant and Equipment

76

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

79

A.

Results of Operations

81

B.

Liquidity and Capital Resources

90

C.

Research and Development, Patents and Licenses

97

D.

Trend Information

101

E.

Off-Balance Sheet Arrangements

101

F.

Tabular Disclosure of Contractual Obligations

103

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

103

A.

Directors and Senior Management

103

B.

Compensation

107

C.

Board Practices

110

D.

Employees

121

E.

Share Ownership

132

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

135

A.

Major Shareholders

135

B.

Related Party Transactions

137

C.

Interests of Experts and Counsel

140

ITEM 8.

FINANCIAL INFORMATION

140

A.

Consolidated Statements and Other Financial Information

140

B.

Significant Changes

143

ITEM 9.

LISTING

144

A.

Listing Details

144

B.

Plan of Distribution

146

C.

Markets

146

D.

Selling Shareholders

146

E.

Dilution

146

F.

Expenses of the Issue

146

SUEZ 2005 FORM 20-F | II

Back to contents

ITEM 10.

ADDITIONAL INFORMATION

146

A.

Share Capital

146

B.

Articles of Association

146

C.

Material Contracts

153

D.

Exchange Controls

153

E.

Taxation

153

F.

Dividends and Paying Agents

158

G.

Statement by Experts

158

H.

Documents on Display

158

I.

Subsidiary Information

158

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

159

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

170

Part II

171

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

171

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

171

ITEM 15.

CONTROLS AND PROCEDURES

171

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

171

ITEM 16B.

CODE OF ETHICS

171

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

171

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

173

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

173

Part III

174

ITEM 17.

FINANCIAL STATEMENTS

174

ITEM 18.

FINANCIAL STATEMENTS AND INDEX TO FINANCIAL STATEMENTS

174

ITEM 19.

EXHIBITS

175

SIGNATURES

176

SUEZ 2005 FORM 20-F | III

Back to contents

INTRODUCTION

FORWARD-LOOKING STATEMENTS

This annual report contains certain statements that are forward-looking within the meaning of Section 21E of the Securities Exchange Act of 1934, the Exchange Act, including statements with respect to management’s business strategies, expansion and growth of operations, trends in our business, competitive advantage, and technological and regulatory changes, information on exchange rate risk and generally all statements preceded by, followed by or that include the words “believe”, “expect”, “project”, “anticipate”, “seek”, “estimate” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this annual report on Form 20-F, including, without limitation, the information under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects” and “Financial Information”, identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this annual report on Form 20-F.

FINANCIAL AND CERTAIN OTHER INFORMATION

SUEZ is incorporated as a joint stock company, or société anonyme, under the laws of France. As used in this annual report, “SUEZ”, “we” or the “Group” refers to the parent company and its consolidated subsidiaries unless the context otherwise requires. Our legal life expires on December 31, 2040, unless we are dissolved prior to that date or it is extended. Our statutory documents may be consulted at our administrative office, 16, rue de la Ville l’Évêque, 75008 Paris, France, telephone (33-1) 40-06-64-00.

In this annual report, references to “United States”, “U.S.”, or “USA” are to the United States of America, references to “U.S. GAAP” are to United States of America Generally Accepted Accounting Principles, references to “US dollars” or “$” are to United States dollars and references to “euro” or “€” are to euros. References to the “Euronext Paris” are to the integrated national dealing system through which trading of all listed French securities occurs. References to kWh are to kilowatt hours, references to MW are to megawatts, references to GWh are to gigawatt hours, references to MWe are to megawatts of electricity, and references to MWth are to megawatts of thermal energy. References to EONIA are to Euro Overnight Index Average and references to EURIBOR are to Euro Inter Bank Offering Rate.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

EXCHANGE RATES

Unless otherwise indicated, U.S. dollar amounts herein have been translated from euro amounts at the rate of €1.00 = $1.1842, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank for customs purposes on December 31, 2005 on its website www.federalreserve.gov. The exchange rate in effect on June 23, 2006 was €1.00 = $1.2522.

SUEZ 2005 FORM 20-F | 1

Back to contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial data at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from our Consolidated Financial Statements included in this annual report. The selected consolidated financial data at year-end 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from our Consolidated Financial Statements that are not included in this annual report. Our Consolidated Financial Statements for the years ended December 31, 2005 and 2004 were audited by Barbier Frinault & Autres – Ernst and Young and Deloitte & Associés.

Our Consolidated Financial Statements for the years ended December 31, 2005 and 2004 have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, which differs in certain significant respects from U.S. GAAP. Notes 42 to 44 to our Consolidated Financial Statements describe the principal differences between IFRS and U.S. GAAP as they relate to us, and reconcile our net income and shareholders’ equity to U.S. GAAP.

SUEZ 2005 FORM 20-F | 2

Back to contents

(in millions, except per share amounts)	As of and for the year ended December 31,
	2005	2005 (1)	2004	2003	2002	2001
	€	$	€	€	€	€
Income statement data:
Amounts in accordance with IFRS
Revenues	41,489	49,131	38,058
Current operating income	3,902	4,621	3,737
Income from operating activities	4,522	5,354	3,540
Financial loss	(725)	(859)	(1,079)
Income tax expense	(585)	(693)	(926)
Share in income (loss) of associates	566	670	277
Net income/(loss) from discontinued operations	-	-	716
Net income	3,777	4,472	2,528
Minority Interests	1,264	1,496	832
Net Income Group share	2,513	2,976	1,696
Earnings per share	2.39	2.80	1.70
Diluted earnings per share	2.36	2.80	1.69
Diluted earnings per share from continuing operations	2.36	2.80	0.98
Amounts in accordance with U.S. GAAP
Total revenue	37,368	44,252	34,902	35,644	27,387	25,606
Income (loss) from operating activities	1,715	2,031	2,426	765	(76)	967
Income (loss) from continuing operations (2)	1,758	2,081	1,153	(1,565)	(3,250)	1,083
Income (loss) from discontinued operations (2)				(712)	81	(55)
Cumulative effect of adopting SFAS 143				(26)
Cumulative effect of adopting SFAS 133						(132)
Net income (loss)	1,758	2,081	1,153	(2,303)	(3,169)	896
Basic per share information
Income (loss) from continuing operations (2)	1.67	1.98	1.16	(1.57)	(3.28)	1.1
Cumulative effect of adopting SFAS 143				(0.03)
Cumulative effect of adopting SFAS 133						(0.13)
Income (loss) from discontinued operations (2)				(0.72)	0.08	(0.06)
Net income (loss) per share	1.67	1.98	1.16	(2.32)	(3.20)	0.91
Diluted per share information
Income (loss) from continuing operations (2)	1.66	1.97	1.15	(1.57)	(3.28)	1.1
Cumulative effect of adopting SFAS 143				(0.03)
Cumulative effect of adopting SFAS 133						(0.13)
Income (loss) from discontinued operations (2)				(0.72)	0.08	(0.06)
Net income (loss) per share	1.66	1.97	1.15	(2.32)	(3.2)	0.91
Balance sheet data:
Amounts in accordance with IFRS
Property, plant and equipment – net	20,212	23,936	19,367
Long-term borrowings	16,407	19,429	16,252
Short-term borrowings	9,080	10,752	4,002
Cash and cash equivalents	10,374	12,285	6,912
Shareholders’ equity	16,511	19,553	7,838
Minority interests	2,578	3,053	5,079
Total assets	80,282	95,069	60,227
Amounts in accordance with U.S. GAAP
Long and short-term borrowings	23,316	27,611	19,424	24,998	34,436	31,717
Shareholders’ equity	21,376	25,313	14,993	14,520	18,397	25,100
Minority interests	2,275	2,695	5,224	3,915	936	1,754
Total assets	82,597	97,811	66,818	70,059	72,725	79,396
Other data:
Dividends per share	1.00	1.18	0.80	0.71	0.71	0.71

(1)

Translated for convenience into US dollars at the noon buying rate for euros in New York on December 31, 2005 as reported by the Federal Reserve Bank on its website www.federalreserve.gov.

(2)

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

SUEZ 2005 FORM 20-F | 3

Back to contents

Exchange Rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in U.S. dollars for euro for 2001, 2002, 2003, 2004, 2005 and 2006 (through June 23), based on rates reported by the Federal Reserve Bank of New York on its website www.federalreserve.gov. No representation is made that euro amounts have been, could have been or could be converted into U.S. dollars at the noon buying rates indicated for any given date.

Year ended December 31,	At end of period	Average rate (1)	High	Low
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006 (through June 23, 2006)	1.2522	1.2302	1.2953	1.1860
Monthly
December 31, 2005	1.1842	1.1861	1.2041	1.1699
January 31, 2006	1.2158	1.2126	1.2287	1.1980
February 28, 2006	1.1925	1.1940	1.2100	1.1860
March 31, 2006	1.2139	1.2028	1.2197	1.1886
April 30, 2006	1.2624	1.2273	1.2624	1.2091
May 31, 2006	1.2833	1.2760	1.2888	1.2607
through June 23, 2006	1.2522	1.2679	1.2953	1.2522

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

Failure to comply with laws and government regulations or to react to changes in laws and regulations could significantly affect our business

We are subject to energy, environmental and administrative laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the energy services and environmental business, which may include ethical issues, money laundering, privacy, record keeping, and anti-corruption practices. Furthermore, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy and environmental laws and regulations may materially affect the way in which we conduct our business, our products or services and the value of our assets. If we fail to address, or appear to fail to address, these changes or initiatives in an appropriate way, our reputation could be harmed and we could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The regulators and law enforcement have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.

SUEZ 2005 FORM 20-F | 4

Back to contents

Many aspects of our business, particularly the production, transport and distribution of electricity, the transport and distribution of natural gas and liquefied natural gas, or LNG, water management, the operation and maintenance of nuclear facilities, and the collection and treatment of waste, are subject to strict regulations at the European, national and local levels, including antitrust regulation and required licenses, permits and authorizations. Regulatory changes may affect prices, margins, investments, operations, systems, and consequently, our strategy, financial condition and profitability. Despite the oversight systems we have put in place, it is impossible to anticipate all regulatory changes.

Our businesses are also subject to numerous laws and regulations concerning the environment, health protection and safety standards, related to air quality, waste water, drinking water quality, the treatment of hazardous and non-hazardous waste, the management of nuclear facilities and LNG terminals, and soil contamination. A change or tightening of these laws and regulations could lead to costs or investments, including non-recoverable costs if we are forced to close down an operation. Furthermore, in the course of our business, we must obtain and renew various permits and authorizations from regulatory authorities, an often long, unpredictable and costly process. Despite the substantial expense of applying for such permits or authorizations, they may in the end not be granted, or be granted too late.

Finally, regulations require investments and operational outlays not just by us, but also by our customers, particularly concession-granting municipalities, to upgrade their facilities to regulatory standards. If the customer does not meet these obligations, our reputation as an operator and our growth perspective may be damaged.

Our energy trading activity, including fuel procurement and power marketing, exposes us to risks associated with the fluctuation of energy prices, the participation in evolving markets, exposures to our counterparties and other factors that may have a negative effect on our financial results

We trade natural gas, electricity, crude oil and other petroleum products as well as emission rights on the spot market and other competitive markets. We also enter into derivative contracts and a variety of other instruments to purchase and sell natural gas, electricity, petroleum products and coal as part of our energy trading operations or for our own use. With respect to such transactions, our revenues and results of operations are likely to depend, in large part, upon the prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. As a result, our energy trading activities, including fuel procurement and power marketing, expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and other risk management activities. However, these may not always be followed or may not work as planned and cannot always eliminate risks associated with energy trading. As a result, we cannot predict the impact our energy trading and risk management decisions may have on our business, results of operations or financial position.

Authorities with jurisdiction over wholesale power rates in the United States, Europe and elsewhere, as well as independent system operators overseeing some of these markets, may impose price limitations, bidding rules and other mechanisms which may adversely impact or otherwise limit trading margins and lead to diminished opportunities for gain.

We are also exposed to the risk that counterparties to our energy trading contracts owing us money or energy will breach their obligations. In such cases, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at the then-current market prices, which may exceed our contractual prices and adversely affect our results of operations and/or result in losses. Although we attempt to estimate probability of default by a counterparty, we cannot predict our actual exposure to this risk.

Certain of our businesses may be negatively affected by economic slowdowns or raw material price increases

Some of our business areas, especially those services supplied to industrial customers, are sensitive to economic cycles. Any economic slowdown, particularly in developed countries, has a rapid effect of reducing industrial investment, and, as a result, a negative influence on demand for the engineering and installation services that our service companies offer. This fluctuation in demand results in significant variations in activity levels in these businesses, which may result in reduced revenues in some periods.

SUEZ 2005 FORM 20-F | 5

Back to contents

In western Europe, our business for industrial customers may also be affected if those customers relocate some of their activities to countries with lower salary levels.

Similarly, changes in raw materials prices, especially with respect to oil-based products whose prices are subject to sudden rises, may have a significant impact on the cost of supplies. Despite the fact that most contracts contain cost indexing clauses, it is possible that the indexing formula used is not perfect or takes time to come into effect, and does not therefore completely offset the cost increase. The profitability of affected businesses may therefore temporarily decrease.

We operate in increasingly competitive and evolving markets, which has increased pressure on our market share and may have a negative effect on our financial results

Most of our businesses are subject to strong competition both from large international competitors and, in a number of markets, small niche players. Electricity or gas industry deregulation in the European Union and in the United States has opened most markets to new competitors, brought volatility into the market and shortened contract terms. This competitive pressure could have a significant negative effect on our sales prices, margins and our market share. Our Environment businesses of Water and Waste Services are also subject to strong competitive pressure from both international and local operators, the effect of which may be lower prices for our services to industrial or municipal customers or both. Such decreases in prices could have a negative effect on our business, results of operations and financial condition.

Currency exchange rate fluctuations may negatively affect our results of operations

We hold significant assets and liabilities, earn income and pay expenses of our subsidiaries in US dollars and a variety of foreign currencies. Our Consolidated Financial Statements are presented in euros. Therefore, when we prepare our Consolidated Financial Statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at applicable exchange rates. Significant currency fluctuations, in particular in the United States, Brazil, Chile and Thailand, may have an adverse effect on our results of operations and financial condition. For example, increases and decreases in the value of the euro will affect the value of these items in our Consolidated Financial Statement even if their value has not changed in their original currency. Similarly, many of the commodities and other goods that we purchase as part of our operations are indexed in currencies other than the euro, particularly in US dollars. As a result, decreases in the value of the euro against these other currencies, particularly the US dollar, can effectively increase the price we have to pay for these commodities, even if their prices in the index currency does not change, which could have a negative effect on our results of operations and financial condition.

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

A customer’s refusal or inability to uphold its contractual obligations, particularly regarding rate adjustments, can compromise the economic equilibrium of the contracts and the profitability of investments we or our subsidiaries have made. Although we usually negotiate contractual provisions requiring compensation for non-performance, full compensation is not always recoverable, which can materially adversely affect our gross revenue and net income. We have faced such situations with our water concessions in Argentina for example.

Likewise, in managing our water treatment plants, thermal power plants and waste treatment units, we frequently depend on a limited number of suppliers for water, non-hazardous waste, various types of fuel and equipment. Any supply interruption or delay, or breach of the technical performance warranty of a piece of equipment even if caused by a supplier’s breach of contract, can materially adversely affect a project’s profitability. This is particularly true in electricity generation, with the arrival of new high-output gas turbines.

We are subject to risks on retirement commitments

We have commitments to employees relating to retirement and various post-employment benefits.

Where these commitments arise from defined benefit plans, provisions are made in the accounts, see Note 25 to our Consolidated Financial Statements, and their financing is partially covered through pension funds and insurance companies. The risks pertaining to these plans relate to both the amount of the commitments and to the evolution of the related asset coverage. The amount of these commitments is calculated on the basis of estimates which depend on certain assumptions, particularly concerning inflation, salary increases, mortality rates, employee turnover, retirement age, and legal benefits. In the future, these assumptions may be subject to adjustments which may increase our actual commitments to pensions, and it may therefore be necessary to increase the amount of related provisions and, in certain cases, pay in additional contributions. More specifically, changes in national legislation may cause mandatory new adjustments, for example regarding discrimination between beneficiaries. This would have an unfavorable impact on our balance sheet and income.

SUEZ 2005 FORM 20-F | 6

Back to contents

Furthermore, the calculation of commitments is based on a discount rate, which is tied to market interest rates; a drop in market rates could result in a substantial increase in the present value of commitments, which would not necessarily be offset by an equivalent appreciation of the related asset coverage, whose value is tied to the equity stock market.

We are subject to a risk of occupational illnesses and related liability

We may be exposed to cases of occupational illness, which may give rise to legal actions against us, and the potential payment of damages and interest.

The principal exposures to this risk concern:

•

activities involving work on facilities situated in the hot zone of nuclear plants due to the risk of ionizing radiation;

•

activities involving work on pipes or technical facilities which are insulated against heat or cold, or located in flocked areas of buildings, presenting asbestos-related risk; and

•

activities involving work on refrigeration, air conditioning or hot water network installations entailing the risk of Legionnaire’s disease.

We may be negatively affected by the decision of our local and municipal partners to terminate or modify partnership agreements

We develop many of our local operations in partnership with municipal governments or private local entities. These partnerships are one of the ways we share economic and financial risks of certain large projects, limiting the capital we commit and enhancing our ability to adapt to specific local-market conditions. Such partnerships may also be required by local regulations.

Changes in project plans, local political and economic conditions, or a partner’s financial condition may result in the termination of a partnership, where a partner requests dissolution of a joint venture, sells its interest or exercises its contractual rights to purchase our interest. As a result, we may be required to increase our financial commitment on some projects to maintain our interests, or, in the event of a conflict with a partner, to seek resolution in litigation or arbitration. Such events may have a material adverse effect on our business, results of operations or financial condition.

Revenues from markets outside North America and Europe represent a significant portion of our total revenues and our capital employed and present certain country specific risks

Although our businesses are primarily concentrated in Europe and North America, revenues from markets outside North America and Europe represented approximately 11% of our revenues and 18% of our capital employed in 2005.

Our activities in these countries entail a higher degree of risk than in developed countries. In particular, these include volatility in the gross domestic product of these countries, economic and governmental instability, changing regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and currency exchange rates, income and other taxes levied by foreign governments and local authorities, currency exchange control measures, and other unfavorable interventions and restrictions imposed by foreign governments. Changes in the situation of Suez Environment in Argentina which led to the termination of the Aguas de Santa Fe and Aguas Argentinas concessions are described in Item 4 and Item 8.A.

Our business may be negatively affected by changes in interest rates

As of December 31, 2005, about 65% of our gross debt was under a variable rate and 35% was under a fixed rate, after taking into account derivative instruments used to hedge underlying exposures to change in interest rates. We may have exposure to interest-rate variations in the future as any rise in interest rates increases the cost of our variable-rate debt.

SUEZ 2005 FORM 20-F | 7

Back to contents

Environmental risks

Exposure to specific environmental regulations and environmental risks generally may negatively affect our financial condition

Facilities that we own or manage for local industrial and municipal third parties pose risks to the natural environment, including the air, water and soil, as well as risks to the health of consumers, employees and subcontractors. These health and environmental risks are subject to strict and precise national and international regulations and regular audits by government authorities. Evolving regulations covering environmental responsibility make it difficult to assess risks related to our past activities, particularly in the case of closed landfills. In addition, it is difficult to quantify and assess whether any responsibility would include liability for damage to wildlife habitats or plant species because in any given case, whether or not such damage occurs could be the subject of debate even within the scientific community. Even where past activities complied with regulations in force when they were in operation, the conditions created by such past activities may nonetheless be a source of pollution to the natural environment in the future, and may be subject to retroactive regulation. Non-compliance with laws and regulations can result in contractual financial penalties or fines. Eight of our sites in the European Union are Seveso “High Tier” sites, whose activities include chlorine solvent incineration, hazardous industrial waste treatment and underground natural gas storage.

In the course of our business, we handle or generate dangerous products or by-products, such as fissile materials, fuels, and certain chemical byproducts of water treatment. Some of our waste facilities have industrial and medical waste treatment operations that may be potentially toxic.

The gaseous emissions of concern are greenhouse gases, gases precursors of acid rain, toxic gases and dust. In the Water business, the primary potential air pollutants are chlorine and gaseous by-products resulting from accidental releases of water treatment by-products. In addition, waste treatment and sewage treatment operations can create odor problems.

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

Failure to observe standards may result in contractual financial penalties or fines.

Our activities are likely to be covered by stricter national and international standards relating to climate change and related costs may negatively affect our financial position

Particularly in electrical power generation and waste treatment and waste recycling, we are engaged in activities that come under national, international and European Union climate change programs established pursuant to the Kyoto Protocols. In particular, on January 1, 2005, the EU Emissions Trading Scheme, or EU ETS, came into effect, setting carbon dioxide emission reduction targets for 2005 to 2007. The EU ETS directive covers about one hundred and twenty of our facilities.

In Europe, we may experience increased costs with respect to our efforts to comply with these new carbon dioxide regulations. If our activities produce more carbon dioxide than the national allocation plans allow, we may have to enter the market to purchase emissions allowances, to allow us to continue such activities. It is not clear at this stage how expensive it will be to purchase such allowances. In particular, with such a young market, price volatility experienced so far is extremely high.

We also face the risk of regulatory uncertainty surrounding our obligations with respect to climate control. For example, the EU ETS directive has not yet been fully implemented in every country of the European Union, and may be implemented differently in each country. Also, the permitted carbon dioxide levels for the 2008-2012 period have not yet been established, and we expect them to be stricter than the levels established for 2005 to 2007. The scope EU ETS directive itself may be revised and we might be negatively affected if more of our activities had to be captured by the revised regulations. In the longer terms the national allocations under the EU ETS directive are planned to be reviewed every five years beginning in 2008, which exposes us to a risk of stricter regulations each time there is a review.

Outside of the European Union we face even greater difficulties in assessing our regulatory risk with respect to climate control, in the United States because each state has its own regulations, and internationally where the future is even more unclear.

SUEZ 2005 FORM 20-F | 8

Back to contents

We may incur liability from our ownership and operation of nuclear facilities

We own and operate nuclear power facilities in Belgium for the production of electric power. Risks of liability arise from the ownership and operation of nuclear facilities, including mechanical or structural problems at a nuclear facility, the storage, handling and disposal of radioactive materials. Although experience exists at the international level about decommissioning of nuclear facilities at the end of their useful lives, uncertainties remain with respect to the technological and financial aspects depending on their institutional framework which can still evolve in the future.

Besides the abandonment of nuclear activities in Belgium, other political decisions or difficulties encountered in obtaining new permits (for example for biomass in the Netherlands and for the offshore wind farm in Belgium), may have a negative effect on our activities and on the improvement of our environmental performance. If the provisions of the Belgian law on the gradual exit from the use of nuclear energy to produce electricity adopted in January 2003 are actually implemented, our revenues could decrease in proportion to the length of the discounted technical life of the facilities from the date of the first effective closing (2015).

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

At the time of the merger, we gradually ceased to be a conglomerate, becoming an international industrial and services group. Today, we design sustainable and innovative solutions for the management of public utilities as a partner of public authorities, businesses and individuals. We see our mission as responding to essential needs in electricity, gas, energy services, water and waste management.

Recent major transactions include our sale of 29.2% of the share capital of Métropole TV in January, 2004 in a market transaction combined with a sale to institutional investors; our sale of Noos to UPC Broadband France, the holding company of United Global Com (UGC) France group, and our taking of a 19.9% stake in UGC, in March, 2004; and our sale of Nalco to a consortium of The Blackstone Group, Apollo Management L.P. and Goldman Sachs Capital Partners in September  2003.

In 2005, we pursued steps to integrate our various businesses, notably following our successful combined cash and share public tender offer for the 49.9% of Electrabel which we did not already own. Electrabel purchased 40% of the share capital of Société Hydroélectrique du Midi, or SHEM, in January 2005, from SNCF, and has undertaken to purchase the remaining share capital from SNCF.

The year 2006 will be dominated by preparations for the merger between SUEZ and Gaz de France, as announced on February 28, 2006, which is expected to be submitted for approval to both groups’ extraordinary general shareholders’ meetings at the end of the year, after the various requirements to implement the merger have been satisfied.

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

SUEZ 2005 FORM 20-F | 9

Back to contents

B. Business overview

VISION AND STRATEGY

We provide services that respond to the basic needs of our diverse customer base.

We respond to the needs of cities and businesses which are facing new demands due to population growth, urbanization, improved standards of living and environmental protection. Our subsidiaries respond to this challenge every day at a local level, with partnerships based on performance, innovation and exchange of ideas. Their technical and managerial expertise allows them to control energy consumption, limit the release of greenhouse gases, preserve natural resources, and give access to sanitation services, while providing ongoing control of risks that could affect the health and security of the population.

Our special ability is to conceive, design, implement and manage systems and networks in each of our businesses in order to meet the needs of our business, community and individual customers. We strive to bring them the innovative and customized solutions they require.

Our growth thus depends on its diversified offering of services, which is based on our extensive expertise, long experience and many frames of reference, on our financial and geographic flexibility which provides dependable cash flows, and finally on our international network.

In both of our sectors of activity, Energy and Environment, we hold first-tier market positions.

•

In the Energy sector, we are a major player, with renowned expertise in various segments of the value chain, from electricity production to energy trading and support activities, transport and marketing of electricity and natural gas, management of transport and distribution networks, services including construction and operation on the sites of cogeneration units, technical management of facilities owned by customers, optimization of systems, and engineering activities.

•

In the Environment sector, we are a major player in services related to water. We design and manage production and distribution systems for drinking water and the treatment of wastewater, perform engineering activities, and supply industrial companies with a wide range of services. We are also a world class player in waste management for municipal customers and businesses. Our capabilities cover the entire value chain, including collection, sorting and recycling, incineration and landfill, and the majority of categories of waste, both hazardous and non-hazardous.

We believe that our diversified customer base provides the basis for ongoing business with the potential for growth greater than that of the gross domestic product of the countries in which we operate.

We provide services to two main customer segments:

a) Municipal and individual customers

Demands from the private sector are growing, because of new liberalization in the markets, public authorities’ awareness of the limitations of their resources and specialized knowledge, and increasingly strong environmental regulations regarding waste services. These demands on the private sector may take the form of privatizations, concessions, or operating and maintenance contracts. The same situation holds true for many communities and international institutions which strive for greater efficiency, prices that better reflect economic realities, a superior level of service and an increase in the population served.

We believe that the long-term development potential of these markets is tremendous. In the Energy sector, the continuation of liberalization in Europe will make all residential customers eligible starting on July 1, 2007. With regard to the Environment sector, delegation to the private sector of the management of services pertaining to water and the collection and treatment of waste remains generally confined to Europe and the United States. On the international front, the long-term requirements are enormous, but the approach to public/private partnerships has not yet been worked out.

As indicated in the March 2003 report of an international task force on the financing of global infrastructure for water access, the Camdessus report, the private sector can only play a role in the resolution of this international problem if solutions are found to avoid excessive risk-taking to the detriment of operators, and to ensure that public authorities are in a position to honor their contractual commitments, particularly those relating to charges. Recognition that these conditions are currently not completely fulfilled has led us to take certain steps, in various countries, for a number of major contracts which we have obtained internationally in the water sector.

SUEZ 2005 FORM 20-F | 10

Back to contents

b) Business customers

Customers in the industrial and service sectors often seek customized solutions which we are well equipped to offer in our areas of specialization.

We offer all of the following:

•

the provision of basic products and services, including electricity, gas, water and waste management;

•

a vast range of specialized services, which include the treatment of hazardous industrial waste, the design and supply of water treatment facilities, electrical and mechanical facilities, and air conditioning expertise; and

•

management services for industrial, commercial and service facilities, ranging from maintenance to complex outsourcing activities.

We believe that the market for providing services to businesses will continue to grow in the coming years; the rate of this growth will be correlated with the soundness of national economies. The development of activities that businesses delegate to their service providers shows several marked trends:

•

the increasing trend from simple maintenance services to more complex services, such as facilities management and complete waste management;

•

the necessity for the service provider to commit itself to the success of the project and not just the work to complete it;

•

the sharing, and even the transfer, of all or part of the industrial risk (out-sourcing externalization); and

•

opportunities related to the pursuit of opening new energy markets.

The contracts that we offer can be both multi-site, due to our international presence, and single-service or multi-service depending on the customer’s requirements. In this case, they may, for example, include the supply of ultra-purified water by Ondeo, electricity, gas and heat by SUEZ Energy Europe and SUEZ Energy International, the incineration and treatment of waste by SITA, the provision of industrial services by Fabricom, facilities management, or site-based management of energy production by Elyo.

Group Organization

We are organized in four operational branches in our two lines of business, Energy and Environment. As part of our new brand architecture, the branches were renamed on March 15, 2005.

•

The Electricity & Gas Europe business line, which covers all European activities in the gas and electricity sector, became SUEZ Energy Europe, or SEE.

•

The Electricity & Gas International business line, which handles SUEZ activities in the gas and electricity business outside Europe, became SUEZ Energy International, or SEI.

•

The Industrial and Energy Services business line, which performs SUEZ activities in industrial installation and maintenance services, and in energy and engineering services, became SUEZ Energy Services, SES.

•

The SUEZ Environment business line covers all of our activities in the Water and Cleanliness businesses. Its name remains unchanged.

Please also refer to Note 41 to our Consolidated Financial Statements which shows a list of the main consolidated companies included in each operational division.

SUEZ 2005 FORM 20-F | 11

Back to contents

Business Activity Growth

In 2003, an action plan we had announced in January 2003 was implemented, which targeted the improvement and stability of our profitability as well as the strengthening of our financial condition. At the conclusion of 2003, performance was in line with all the objectives of the action plan, including debt reduction and cost cutting, the Optimax program, and a reduction of our exposure in emerging countries.

Within this context, during 2004 we refocused on our two sectors of activity, Energy and the Environment, and launched a profitable growth strategy based on these two core activities.

In 2005, we continued this integration, and successfully launched a combined public offering in cash and shares for Electrabel on August 9, 2005. This offer was based on two major strategic objectives:

•

first, to increase our exposure in the buoyant energy market through Electrabel; and

•

second, to allow us to seize the growth opportunities made possible by the liberalization of the energy market in Europe, and particularly in France.

The realization of these strategic objectives was particularly well facilitated by our greater functional integration, which allowed us to accelerate the implementation of operational synergies. In coordination with Electrabel, we plan to implement operational synergies which will complement the current cost reduction program, Optimax. We believe that operational synergies worth approximately €250 million before taxes should be feasible at the Group level. Following this transaction, we own 98.62% of Electrabel’s share capital.

In 2005, we also pursued a strategy of profitable growth in our activities. Our activities experienced dynamic growth in 2005 with revenues showing growth of 9.0%. Our revenues were €41.5 billion in 2005.

SUEZ 2005 FORM 20-F | 12

Back to contents

Breakdown of revenues:

(in € millions, except percentages)	IFRS				Gross growth
	2005		2004
SUEZ Energy Europe	14,193	34%	12,896	34%	10.1%
SUEZ Energy International	5,879	14%	4,892	13%	20.2%
SUEZ Energy Services	10,329	25%	9,733	25%	6.1%
Suez Environment	11,089	27%	10,537	28%	5.2%
Group total	41,489	100%	38,058	100%	9.0%

As in 2004, the business of SUEZ Energy International has been bolstered by very buoyant sales activities and has enjoyed extremely sharp growth of 20.2%. Growth in electricity sales volumes was particularly strong in North America, boosted by the success of direct sales to industrial and commercial customers and new power stations coming on stream. Sales in South America and in Middle East and Asia also enjoyed sharp growth. In Europe, growth in SUEZ Energy Europe revenues amounted to 10.1% with, for Electrabel, an increase in wholesale sales of electricity and gas and the continued development of commercial activities in France, Germany and Italy. The activities of SUEZ Energy Services produced growth of 6.1%, boosted by commercial development in France, the Netherlands and Italy, which more that offset a contraction in engineering activities attributable to the completion of several turnkey projects. In conclusion, the 5.2% growth of SUEZ Environment is a significant rise when compared to 2004. The activities of Eau Europe, or Europe Water, showed growth of 9.2%, coming principally from Agbar in Spain and the strong growth in sanitation activities and service provision in France. After flat growth in 2004, the activities of Propreté Europe, or Europe Waste Services, resulted in growth of 1.4% in 2005, driven by growth in France and the United Kingdom, particularly owing to the commissioning of new incinerators and an improved economic environment. Suez Environment’s international activities experienced growth of 3.8%, resulting primarily from price increases in Chile and growth in Lydec’s sales in Morocco, as well as continued growth in Brazil, Australia and China. Finally, Degrémont benefited from new contracts in South America and Australia, which brought its growth to 14.3% in 2005.

Viewed from a geographic perspective, our activities are global but Europe remains our most important market. We earned 79% of our revenues there in 2005. France and Belgium made the largest contribution of 50%. The combined contribution of Europe/North America was stable compared with 2004 levels at 89%.

The table below reviews the changes in our consolidated revenues, profitability and financial situation over the last two years:

(in € millions)	IFRS		Gross variance in %
	2005	2004
Revenues	41,489	38,058	+9.0%
Net income Group share	2,513	1,696	+48.1%
Cash flow from operating activities	5,826	4,970	+17.2%
Cash generated from operations before income tax and working capital requirements	5,751	5,681	+1.2%
Borrowings less securities and cash and cash equivalents	13,809	11,696	+18.1%

Growth for SUEZ Energy Europe’s gross operating income1 amounted to 7.7%, with especially high growth in the Benelux countries of Belgium, the Netherlands and Luxembourg, that was boosted partly by non-recurring items including intercommunity sales, but above all by a sharp improvement in margins due to higher electricity and gas market prices, the diversified structure of Electrabel’s production capacity and continued efforts on cost control. 2005 also saw steady confirmation of growth at Electrabel’s plants outside Benelux including several plants coming on stream in Italy. In addition, Electrabel’s trading business was considerably bolstered by the high prices of petroleum products and electricity, while Distrigas posted gains on financial hedging instruments. The sharp rise and volatility in gas prices on the short-term markets also enabled Distrigas to benefit from arbitrage opportunities.

SUEZ Energy International posted an increase in gross operating income of 13.3% overall. Growth varied depending on the geographical region. South America contributed the most, particularly Brazil, where it was the last year for the replacement of the initial contracts by bilateral contracts with higher margins, which more than offset the negative impact of a rise in sales taxes. Similarly, the Middle East and Asia region posted sharp growth in gross operating income due to sales increases, the renegotiation of maintenance contracts in Thailand and the full-year effect of the power plant in Baymina, Turkey, that came on stream in February 2004. By contrast, North America declined due to the poor operating environment in the second half, including startup problems in the liquefaction plants of Atlantic LNG, which, coupled with a global lack of LNG on the world market led to under- capacity for a methane tanker, losses on the unwinding of hedging contracts and pressure on margins for direct sales of electricity to industrial and commercial customers in a period of sharp price increases.

(1)  Gross operating income is our key segment operating measure. See Note 4 to our Consolidated Financial Statements.

SUEZ 2005 FORM 20-F | 13

Back to contents

SUEZ Energy Services posted growth in gross operating income of 0.9%. This low apparent increase arose due to difficulties facing Tractebel Engineering on the Norwegian Snohvit contract while the services and installation activities sharply improved performance largely due to continued commercial development in services in France and Europe, an improved order book for Ineo and new contracts for installation and related services coming into effect, and lastly, the positive effects of the restructuring undertaken and renegotiation of loss-making contracts in the various entities.

Lastly, SUEZ Environnement enjoyed particularly sharp growth in gross operating income of 8.5%. This growth arose primarily due to the water business in Europe and internationally while Degrémont made a steady recovery following the year 2004 when it was hit by the closure of the business in the UK and Colombia. Waste services in Europe continued to suffer from a dull economic climate largely due to high diesel prices, additional waste sorting costs following the introduction of the “Tasi” law on June 1, 2005 in Germany, and generally due to a difficult economic environment in France in the first half of the year and in the Netherlands throughout the year.

Overall, for the year 2005, we beat the objectives which had been previously announced: growth in sales, including the effects of acquisitions and disposals, exchange rate variations and gas price variations, amounted to 9%.

2006 strategic priorities

We have an excellent industrial outlook based on a buoyant market for energy and the environment and dynamic sales teams.

Our competitive position in our business segments, our experience and our technological leadership represent strong sources of future growth.

We will continue our campaigns to increase operating margins and generate cash in all our businesses.

For 2006, operating performance is expected to come in at the top range of our medium-term objectives:

•

growth, excluding the effects of acquisitions and disposals, exchange rate variations and gas price variations, in sales of between 4 and 7%;

•

growth in gross operating income of more than 7%; and

•

in view of the accumulated total capital expenditure as of December 31, 2005 of €6.2 billion, excluding the purchase of the minority interests in Electrabel, the total capital expenditure target over the period 2004 to 2006 of €10.5 billion and the ongoing objectives to improve return on capital employed, or ROCE, are expected to be met.

Confident in the prospects facing each of our business lines, at its meeting on March 8, 2006, the Board of Directors confirmed its dynamic dividend payout policy in line with growth in net income and offering a competitive dividend yield. For 2006, the ordinary dividend that was submitted to the general shareholders’ meeting was 1 euro per share, up 25% over the dividend paid in 2005 in respect of fiscal year 2004.

In this context, the primary strategic objectives of the operating business lines are as follows:

a) SUEZ Energy Europe (SEE)

•

Maintain leading position and safeguard margins in Benelux by focusing on customer relations and strengthening competitivity of production plant.

•

Develop convergence of gas/electricity.

•

Develop activities in France from positions acquired in electricity and gas based on SUEZ’s existing sites in the environment and services businesses.

•

Continue business developments and targeted investments on the markets of the traditional major operators and on other European markets on an ad-hoc basis.

SUEZ 2005 FORM 20-F | 14

Back to contents

b) SUEZ Energy International (SEI)

•

Focus on growth around SUEZ Energy International’s key positions (United States, Brazil, Thailand, LNG and the Gulf Cooperation Council countries) and in other countries where growth in energy demand is expected to be strong on an ad-hoc basis.

•

Concentrate sales activities on commercial and industrial customers.

•

Maintain a balanced portfolio management strategy aimed at achieving optimal risk/return ratio.

c) SUEZ Energy Services (SES)

•

Continue improvement in SUEZ Energy Services’ profitability by implementing all internal synergies.

•

Strengthen leadership position on domestic markets (France and Benelux) and selectively grow on other profitable European markets.

•

Develop the business mix by bolstering the proportion of services.

d) Suez Environment (SE)

•

Prioritize profitable growth targeted on developed countries, particularly Europe, by maximizing our technical and commercial advantages in a context of ever stricter environmental regulations.

•

Outside Europe, maintain strict selectivity of opportunities and improvement in the profitability and financial returns of the lowest performing assets.

Furthermore, 2006 will be dominated by preparations for the merger between SUEZ and Gaz de France, as announced on February 28, 2006 which is expected to be submitted for approval to both groups’ extraordinary general shareholders’ meetings at the end of the year, after the various requirements to implement the merger have been satisfied, including the following:

•

changes to the law, particularly to allow the French government to reduce its equity interest in Gaz de France below the current minimum limit of 70%;

•

submission of the transaction to the European Commission and other relevant authorities; and

•

registration of documents relating to the merger by the financial market authorities.

Following the successful tender offer for Electrabel in 2005 and the launch of the planned merger project in 2006, the new group arising from the SUEZ/Gaz de France combination would be one of the best placed to benefit from the deregulation of the energy markets in 2007.

Organizational Structure

The following is a simplified list of our major subsidiaries and our percentage of ownership interest as of December 31, 2005. It includes significant operational entities and the head companies of operational sub-groups consisting of subsidiaries that are not significant individually.

SUEZ 2005 FORM 20-F | 15

Back to contents

Name	Headquarters address	% interest
		Dec. 2005	Dec. 2004
SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Régent, 8 – 1000 Brussels – Belgium	98.6	50.1
ELIA/ELIA SYSTEM OPERATOR – ESO	Boulevard de l’Empereur, 20 – 1000 Brussels – Belgium	27.1	32.1
ALP ENERGIA ITALIA	Via Tiziano 32, 20145 Milan, Italy	98.6	25.0
ELECTRABEL France	Le César, 20 Place Louis Pradel,69001 Lyon, France	98.6	50.1
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Régent, 8 – 1000 Brussels – Belgium	94.5	48.0
ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 – 9820 Merelbeke – Belgium	98.6	50.1
DUNAMENTI	Eronu Rt. C/o Electrabel MagyarorszàgCsenterics u. 82440 Szazhalombatta, Hungary	73.8	37.5
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, 8025 AZ Zwolle,Netherlands	98.6	50.1
ELECTRABEL DEUTSCHLAND AG	FriedrichstaBe 200,10117 Berlin, Germany	98.6	50.0
ENERGIE SAARLORLUX GmbH	Richard Wagner Strasse 14 – 16,66111 Saarbrücken – Germany	50.3	25.5
ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92, 8025 AZ Zwolle,Netherlands	98.6	50.1
POLANIEC	Elektrownia im. Tadeusza Kosciuski – Spolka Akcyjna w Polancu – Poland	98.6	50.1
ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo Italy	98.1	49.8
ACEA Electrabel group (a)	P. le Ostiense, 2, Rome, Italy	40.0	20.3
CASTELNOU	General Castanõs 4 - 3e planta,28004 Madrid, Spain	98.6	50.1
TIRRENO POWER SPA	Largo Lamberto Loria, 3, Roma, Italy	34.5	17.5
COMPAGNIE NATIONALE DU RHONE (CNR)	2, rue André-Bonin69 316 Lyon Cedex 04 – France	49.3	25.0
SYNATOM	Place du Champ de Mars 5– 1050 Brussels – Belgium	98.6	50.1
SHEM	Le César, 20 Place Louis Pradel69001 Lyon, France	78.9
DISTRIGAS	Rue de l’Industrie, 10– 1000 Brussels – Belgium	57.2	57.2
DISTRIGAS & Co	Rue de l’Industrie, 10– 1000 Brussels – Belgium	57.2	57.2
FLUXYS	Avenue des Arts, 31– 1040 Brussels – Belgium	57.2	57.2
FLUXYS LNG	Rue Guimard 4, 1040 Brussels, Belgium	60.2	59.4
SUEZ ENERGY INTERNATIONAL (SEI)
TRACTEBEL ENERGIA (formerly GERASUL)	Rua Deputado A. Edu Vieira 999Pantanal, Florianopolis SC, Brazil	68.7	78.3
COMPANHIA ENERGETICAMERIDIONAL	Rua Antonio Dib Mussi, n°366Centro FlorianopolisSanta Catarina, Brazil	68.7	78.3
ENERSUR	Av. República de Panamá3490, San Isidro, Lima 27, Peru	61.7	78.9

SUEZ 2005 FORM 20-F | 16

Back to contents

Name	Headquarters address	% interest
		Dec. 2005	Dec. 2004
GLOW (THAILAND)	26th Floor, M. Thai Power 87,Wireless Road, Phatum Wan, Bangkok 10330, Thailand	69.1	99.1
SUEZ LNG FINANCE SA	1st Floor, Chamber of CommerceBuilding Columbus Circle, WestmooringsTrinidad W.I. - Trinidad & Tobago	100.0	100.0
SUEZ ENERGY RESOURCES NORTH AMERICA	1990 Post Oak Boulevard,Suite 1900Houston, TX 77056-4499, USA	100.0	100.0
SUEZ ENERGY MARKETING NORTH AMERICA	1990 Post Oak Boulevard,Suite 1900Houston, TX 77056-4499, USA	100.0	100.0
SUEZ ENERGY GENERATION NORTH AMERICA	1990 Post Oak Boulevard,Suite 1900Houston, TX 77056-4499, USA	100.0	100.0
ELECTROANDINA	Isidora Goyenechea 3365, piso 7,Las Condes - Santiago - Chile	33.3	33.3
EDELNOR	El Bosque 500 – Piso 9 – of. 902Las Condes – Santiago – Chile	27.4	27.4
LITORAL GAS	Mitre 621 2000 Rosario – Sante Fe – Argentina	64.2	64.2
SOHAR POWER COMPANY	PB 147, PC 134, Jawharat Al ShattiMuscat – Oman	50.0	-
AL EZZEL POWER COMPANY	PB 11753Manama – Bahrein	45.0	-
SUEZ LNG AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0
HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul – Korea	75.0	75.0
COLBUN (b)	Av. Apoquindo 4775,Piso 11, 12 & 13,Las Condes - Santiago – Chile	19.0	29.2
BAYMINA	Ankara Dogal Gaz Santrali,06900 Ankara – Turkey	95.0	95.0
TBL ENERGIA DE MONTEREY	Carretera a Villa de Garcia km.9,C.P. 66000 Garcia Nuevo Leon - Mexico	100.0	100.0
SUEZ ENERGY SERVICES (SES)
ELYO	235, av. Georges Clémenceau92000 Nanterre – France	100.0	100.0
AXIMA AG	12, Zürcherstrasse – 8400 Winterthur – Switzerland	100.0	100.0
CPCU	185, rue de Bercy75012 Paris – France	64.4	64.4
FABRICOM SA	254 Rue de Gatti de Gamond– 1180 Brussels – Belgium	100.0	100.0
ENDEL	15, rue Saint-Denis93125 La Courneuve Cedex – France	100.0	100.0
FABRICOM GTI SA	Rue de Gatti de Gamond, 254 – 1180 Brussels – Belgium	100.0	100.0
GTI GROUP	Kosterijland 50, 3981 AJ Bunnik, Netherlands	100.0	100.0
INEO	2, allée Jacques Brel92247 Malakoff Cedex – France	100.0	100.0

SUEZ 2005 FORM 20-F | 17

Back to contents

Name	Headquarters address	% interest
		Dec. 2005	Dec. 2004
ENVIRONMENT
SUEZ ENVIRONNEMENT	1, rue d’Astorg75008 Paris – France	100.0	100.0
LYONNAISE DES EAUX France	1, rue d’Astorg75008 Paris – France	100.0	100.0
DEGREMONT	183, avenue du 18 juin 194092500 Rueil-Malmaison – France	100.0	100.0
AGBAR	Torre Agbar, Avenida Diagonal, 211, 08019 Barcelona - Spain	25.5	25.8
NORTHUMBRIAN WATER GROUP	Abbey Road – Pity Me – Durham – DH1 5FJ – United Kingdom		25.0
SITA HOLDINGS UK LTD	Grenfell Road, Maidenhead,Berkshire SL6 1ES, United Kingdom	100.0	100.0
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999Köln – Germany	100.0	100.0
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6,Postbus 7009, NL – 6801 HA Arnhem, Netherlands	100.0	100.0
SITA France	123, rue des 3 Fontanot92000 Nanterre – France	100.0	100.0
SITA SVERIGE AB	Kungsgardsleden – 26271 Angelholm – Sweden	75.0	75.0
AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago – Chile	7.4	20.8
AGUAS ARGENTINAS	Reconquista 823,1003 Buenos Aires – Argentina	46.3	46.3
LYDEC	20, boulevard Rachidi,Casablanca – Morocco	51.0	59.0
UNITED WATER RESOURCES	200 Old Hook Road,Harrington Park New Jersey – USA	100.0	100.0
OTHER
SUEZ SA	16, rue de la Ville l’Evêque– 75008 Paris – France	100.0	100.0
SUEZ-TRACTEBEL	Place du Trône, 1– 1000 Brussels – Belgium	100.0	100.0
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque– 75383 Paris Cedex 08 – France	100.0	100.0
SUEZ FINANCE SA	16, rue de la Ville l’Evêque –75383 Paris Cedex 08 – France	100.0	100.0
GENFINA	Place du Trône,1– 1000 Brussels – Belgium	100.0	100.0
SI FINANCES	68, rue du Faubourg Saint-Honoré– 75008 Paris – France	100.0	100.0

(a)

Ownership interest in the ACEA/ELECTRABEL holding company.

(b)

The method of consolidation for Colbun has changed from proportional consolidation to consolidation by the equity method (associate company), reflecting the reduction in our ownership interest following asset transfers carried out by one of Colbun’s shareholders.

SUEZ 2005 FORM 20-F | 18

Back to contents

ENERGY

Organization and key figures

The following table presents comparable revenue and employee figures for the Energy businesses for the last two fiscal years.

(in € millions, except employee data)	December 31, 2005	December 31, 2004
Revenues	30,401	27,521
Number of employees	84,902	87,300

Our competences in the energy sector encompass the whole value chain, apart from gas exploration and production. Such diversity enables Electrabel, Distrigas, Fluxys, SUEZ Energy International, Elyo, Fabricom and Tractebel Engineering to develop tailor-made solutions corresponding to the many requirements of companies and local communities.

Production Capacity

We own and are developing a flexible and efficient production capacity in our key markets: Europe, North America and South America, as well as the Middle East and Asia. Our installed capacity and capacity under construction at December 31, 2005 amounted to 54,622 MW, excluding development. MW always expresses net output unless otherwise specified: gross output less the power plant’s consumption. The installed capacities correspond to 100% of the power from power plants entering into the scope of consolidation by the equity method, proportional consolidation and full consolidation.

Installed capacity and capacity under construction, at December 31, 2005

Natural gas is the fuel most used by production units managed by us with 39% of capacity managed, including contracted capacities, versus 12% for oil and 9% for coal. Hydraulic power represents 24%, nuclear power 12%, and other sources 4%.

Managed capacity breakdown by type of fuel, at December 31, 2005

We consider that this structure guarantees a robust competitiveness in terms of return from power plants as well as in terms of environmental impact. In fact, for the most part, the production capacity includes efficient technologies and fuels that are less polluting than other fossil fuels such as coal. We are continuing our development effort along these lines, but are also participating in research work aiming to increase the return from coal-fired power plants and improve the environmental impact of this technology.

Projects under construction by region, at December 31, 2005 (in MW)

SUEZ 2005 FORM 20-F | 19

Back to contents

Projects under construction are projects for which a construction contract is in place and an order has been given to the contractor to commence work. They are distinct from projects under development, which are projects that are identified and under study, but as to which a decision to proceed has not been made. Cumulative capacity from projects under construction amounted to 4,981 MW at 31 December 2005. Taking into account the provisional timetables for the operational launch of units, SUEZ anticipates an increase in its installed capacity of 3,223 MW in 2006, 1,696 MW in 2007 and 62 MW in 2008.

Gas technologies such as CCGT and Open Cycle are used for 88.8% of projects under construction, renewable technologies such as wind for 7.6% and small hydro for 1.4%, and classical thermal solutions for 2.2%.

Energy Trading

Our energy trading activities aim to manage the balance between production assets, long-term fuel procurement contracts and sales through centralized portfolio management. In addition, we are developing an energy trading activity in Europe on our own account as well on behalf of our customer base.

At the European level, Electrabel is one of the pioneers in energy trading. This long experience allows it to offer innovative products and services by combining the physical supply of electricity and natural gas, access to networks and financial instruments. Its trading activities enable it to optimize its overall position on energy markets, including fuel purchases, exploitation of power plants and sales. Electrabel is active on all energy markets across Europe, from Scandinavia to Spain and from Benelux to Poland. It is one of the founding members of the Amsterdam Power Exchange (APX), the European Energy Derivatives Exchange or Endex, and Powernext, the manager of the French Power Exchange.

On the Belgian market, Elia, APX and Powernext have signed a cooperation agreement to set up the Belgian Power Exchange, Belpex. The linking of Belpex, APX and Powernext is anticipated in 2006 in order to ensure sufficient liquidity on Belpex.

In the United States, the energy trading activities implemented by SUEZ Energy International companies are currently centered around trading based on existing assets. This activity, which requires initiatives in the area of risk management linked to the prices of products, including purchases of fuels and sales of electricity, calls directly on SEI’s assets and is intended to optimize the operating results of such facilities.

SUEZ Energy International manages its trading activities in the United States through SUEZ Energy Marketing NA, formerly Tractebel Energy Marketing, Inc., while Electrabel and Distrigas assume this function in Europe for SUEZ Energy Europe.

Our presence on the electricity and natural gas markets and services is covered by three operating business lines:

a) SUEZ Energy Europe:

Development of our electricity and gas activities in Europe is entrusted to the SUEZ Energy Europe division, SEE. It aims to maximize all synergies present within to the benefit of its customers.

SUEZ 2005 FORM 20-F | 20

Back to contents

For electricity and gas activities in Europe, the major companies making up SEE are as follows:

•

Electrabel, which was 98.62%-owned as at December 31, 2005 and is a European provider of global and tailor-made energy solutions, including production, trading, sales, and distribution networks.

•

Distrigas and Fluxys, which are the result of the split of the former Distrigas’ trading and transport activities. Our interest in these two companies was increased in 2004 in line with Shell’s withdrawal. At December 31, 2005, we held a 57.24% participating interest in Distrigas and a 57.25% participating interest in Fluxys.

Electrabel, Distrigas and Fluxys are listed on Euronext Brussels.

Overall, SEE’s activities represent some €14.2 billion in revenues in 2005 for a workforce of approximately 15,800.

b) SUEZ Energy International:

SUEZ Energy International, SEI, is responsible for our energy and service activities on markets outside Europe. Electricity and natural gas make up SEI’s core business. This covers the production of electricity, the trading, marketing and sale of energy, as well as the management of transport and distribution systems and Liquefied Natural Gas, or LNG.

SEI is organized into four regional entities coordinated by a central organization located in Brussels.

•

North America, where SUEZ Energy North America, a wholly-owned subsidiary of SEI based in Houston, Texas manages all of our electricity and gas activities in the U.S., Canada and Mexico, including the LNG regasification facilities;

•

South America, where SUEZ Energy South America, a wholly-owned subsidiary of SEI based in Florianopolis, Brazil manages all of our electricity and gas activities in Brazil, Chile, Peru and Argentina;

•

Middle East and Asia, where SUEZ Energy Asia, a wholly-owned subsidiary of SEI based in Bangkok, Thailand manages all of our electricity, gas and sea water desalination activities in Thailand, Laos, South Korea, Singapore, Turkey and the Gulf Cooperation Council countries; and

•

LNG, a sector in which SUEZ Global LNG, a wholly-owned subsidiary of SEI based in London and Luxembourg, is responsible for LNG activities, procurement, coordination of transport and management of holdings in liquefaction projects around the world.

Overall, SEI’s activities represent some €5.9 billion in revenues in 2005 for a workforce of approximately 4,100.

c) SUEZ Energy Services:

As the European leader in installation and technical services, SUEZ Energy Services, SES, offers its customers in the industrial and tertiary sectors, local communities and public authorities, in particular the Ministry of Defense, and infrastructures, global solutions ranging from the design, realization and maintenance of installations, through to energy and utilities management or even long term multi-technical management. With its presence across the whole value chain of technical services, SUEZ Energy Services makes its many and varied skills available to its customers and accompanies them throughout the life-cycle of their facilities and sites. The services provided by SUEZ Energy Services enable its customers to optimize their assets, manage their costs more effectively and focus on their core business.

SES’s businesses are well-positioned on growing segments. Among other things, they correspond to the growing needs of customers to achieve ever greater efficiency in terms of energy and the environment for their heat and electricity generating systems. While energy-intensive industrials such as iron and steel, cement and petrochemical plants were among the first to seek out solutions that were at the same time efficient and cost-effective in order to have control over their energy costs, this growing need now extends across all sectors, including infrastructures, local authorities, tertiary and industrials.

To these economic concerns can be added environmental and governmental constraints such as the management of green certificates, the possible introduction within the EU of white certificates or energy saving certificates, which have already been introduced in various forms in Italy and the United Kingdom and in France, and the European directive in the field of energy efficiency which is particularly ambitious with regard to the energy savings to be realized between now and 2015. In this context, it is essential to choose a partner such as SES that has the capacity to assume overall responsibility for the issue and put forward an offer that is scaled to the specific requirements of customers.

The offer from SES may include techniques representing high energy efficiency such as cogeneration; it may also incorporate the use of renewable energies such as biomass, geothermal or solar energy.

SUEZ 2005 FORM 20-F | 21

Back to contents

In addition, SES companies are ideally placed, in terms of technical expertise, project and contract management as well as geographical networking, for dealing with the huge challenges that face many customers in the industrial and services sectors:

•

refocusing on core businesses and decisions to outsource in search of complete and integrated multi-technical solutions, in the private as well as the public sector;

•

modernization of healthcare facilities, requiring installation services as well as multi-technical operations services over the long-term; and

•

increasing attention paid to mobility and safety with, as a consequence, major requirements for the modernization of rail, road and urban transport infrastructures.

SUEZ Energy Services is now a fully-fledged business line within SUEZ, alongside SUEZ Energy Europe, SUEZ Energy International and SUEZ Environment. The Business Line has been set up from a legal and organizational point of view in order to strengthen its effectiveness. Since June 2005, SUEZ Energy Services has relied on a clear and legible organization that classifies and incorporates complementary businesses, while respecting each business’s own features: engineering, installations and related services, energy services and technical management. The entities that belong to SUEZ Energy Services are now organized by country into seven business units, or BUs.

SUEZ Energy Services: Business organization by country

SUEZ
ENERGY SERVICES
BU Electricity and Gas Companies
BU Tractebel Engineering
BU France Energy Services
Elyo
BU France Facilities and Associated Services
Ineo
Endel
Axima
Seitha
BU Belgium
Fabricom GTI
Axima
Axima Services
Fabricom
BU The Netherlands
GTI
Axima
BU International
Germany
Austria
Spain
Eastern Europe
Italy
United Kingdom
Switzerland
Other

The organization that has been chosen is essentially geographical, taking into account the proximity of the activity. Each BU is placed under the authority of a single manager who reports directly to the business line general management for his results; the method for managing the business line is intentionally decentralized so that decisions can be taken as close to the operations as possible. Commercial and technical cooperation between SES entities and with other SUEZ entities is encouraged in order to achieve optimal efficiency in terms of sales and costs.

The offer from SUEZ Energy Services covers the whole value chain for technical services:

•

design;

•

realization of electrical, mechanical and HVAC installation;

•

industrial;

•

multitechnical maintenance and management;

•

energy networks and on site utilities management;

•

facilities management.

SUEZ 2005 FORM 20-F | 22

Back to contents

In addition, the Electricity and Gas Companies are specialized in the production and distribution of electricity in Monaco, Casablanca, Morocco, and in the Pacific. They are also partners in the development of these areas because they provide services of international quality with the support of a major group.

SES’s activities represented approximately €10.3 billion in revenues for 2005.

Its 65,000 employees are present in more than 22 countries, mainly in Europe, where the business line’s activities are conducted on no less than 800 sites.

Energy Strategy and Sales Development

In Europe, our priority energy strategy focuses on profitable growth relying on our strong domestic positioning and targeted developments in electricity and gas.

On an international scale, we primarily intend to exploit our industrial know-how and look to dynamic expansion based on our five key positions with high potential (U.S., Brazil, Thailand, the Gulf region and LNG).

SUEZ Energy Europe

•

development of activities in France starting from positions acquired in electricity and gas based on our existing facilities in the environment and services sectors;

•

defense and consolidation of our position as leader on the Benelux market;

•

ensuring balanced growth on the markets of incumbent operating companies (France, Germany, Italy, Iberian Peninsula); and

•

development of the growth portfolio in our Central, East and South-East regions.

SUEZ Energy International

•

priority given to growth around the five key positions of SUEZ Energy International (United States, Brazil, Thailand, LNG and the Gulf Cooperation Council countries) as well as, in a more opportunistic manner, in other countries where the growth in demand for energy is expected to be strong;

•

concentration of selling activities on the commercial and industrial customer-base; and

•

maintenance of a balanced portfolio management logic aiming to achieve optimal performances in terms of risk/profitability.

SUEZ Energy Services

With revenues of over €10 billion, SUEZ Energy Services is currently the top company present on the European services market acting under well-known commercial brand names: Axima, Elyo, Endel, Fabricom GTI, GTI, Ineo and Tractebel Engineering. The business line is number one in France, Belgium and the Netherlands; it holds a strong position in neighboring countries such as the United Kingdom, Germany, Italy, Spain, Switzerland, Austria and Norway, and it has preliminary bases for development in other countries such as Portugal and Greece as well as Central Europe. In this context, the strategic priorities of SUEZ Energy Services are as follows:

•

continue improvement in the business line’s profitability;

•

strengthen its position as leader on domestic markets (France and Benelux);

•

increase market share in other European countries;

•

expand in Central European countries; and

•

develop the business mix towards more long-term service activities.

In order to achieve these objectives, efforts will be focused on operational efficiency, extending and even accelerating actions already undertaken in a good number of entities. This is particularly the case in terms of operating profit, safety, and participation in the “Group” effect. The business line will also exploit growth opportunities more intensively in such profitable segments as energy and environment efficiency, mobility or healthcare.

SUEZ 2005 FORM 20-F | 23

Back to contents

Significant Events

SUEZ Energy Europe

January 2005

Europe

•

The European Union Greenhouse Gas Emission Trading Scheme, or EU ETS, comes into force. Electrabel plays an active part.

France

•

The Board of Directors of Société Hydro-Electrique du Midi, SHEM, ratifies the acquisition of 40% of SHEM’s capital by Electrabel France from SNCF and the appointment of three directors from SUEZ onto the Board. SHEM becomes fully consolidated within the Group.

•

Another 40% of SHEM’s capital will be automatically transferred to us within two years of this acquisition. Electrabel also grants SNCF the right to put the remaining 19.6% of SHEM capital to us in the future.

January-December 2005

Belgium – Portugal

•

Electrabel boosts its capacities in wind energy with four Lanaken 2 MW and five Perwez 1.5 MW wind farms in Belgium; and three Meadas 3 MW and forty Fafe 2 MW wind farms in Portugal.

Belgium – Italy – Spain

•

Electrabel continues the development of its diversified European production capacity thanks to high-performance combined-cycle gas turbine, or CCGT, units. The 395 MW Zandvliet Power plant, a joint venture between Electrabel and RWE owned 50% by each party, produces the first kilowatt-hours. In Italy, the 385 MW Voghera power plant and repowered units of the 569 MW Torrevaldaliga power plant are ready to be brought into service. The construction of new 760 MW units in Castelnou, Spain, and 385 MW units at Leinì and Roselectra, Italy, as well as several repowering projects in Italy are all making progress.

February 2005

Belgium

•

Electrabel commercializes on the Belgian electricity market “Electrabel Vert”. This label guarantees that 100% of the energy generation in respect of that label comes from renewable energy sources.

•

In partnership with APX, Huberator, a subsidiary of Fluxys and operator of the Zeebrugge hub, launches a natural gas exchange for the hub. This involves an electronic platform which enables traders, anonymously and without credit risk, to enter into short-term trading contracts for natural gas. This exchange creates new opportunities for increasing liquidity on the market.

Belgium and Qatar

•

Distrigas and RasGas (II) sign an agreement for the supply of LNG, under which, as of 2007 and for a period of 20 years, Distrigas will import around 2.75 billion cubic meters a year, some 2.05 million tons, of LNG from Qatar to the LNG terminal in Zeebrugge. Distrigas has reserved the corresponding capacity.

SUEZ 2005 FORM 20-F | 24

Back to contents

February-June 2005

Netherlands – France – Germany

•

In France, Electrabel receives permission to sell natural gas to non-residential customers and suppliers of natural gas. In Germany and the Netherlands, it expands its offer to the sale of natural gas to industrial customers and to the medium-sized company segment.

March 2005

Belgium

•

Distrigas acquires Sofipar SA from Belgian Shell. Sofipar is a member of the Finpipe EIG. Distrigas’ participating interest in the EIG thus increases from 56% to 63.33%.

•

The TGV unit of Zandvliet Power, a joint venture between Electrabel and RWE which produces 395 MW, is put into service to provide steam and electricity for the firm BASF.

March and June 2005

•

Through the exercise of its pre-emptive rights, in two transactions in March and June, Distrigas raises its participating interest from 10 to 16.4% in Interconnector.

June 2005

Belgium

•

On June 20, shares of Elia are listed on the Brussels stock market for the first time. This listing on the stock exchange constitutes a decisive step in the split between transport system management activity, on the one hand, and production and selling activities, on the other. Electrabel has thus brought its participating interest in the transport system manager to approximately 27.6% from 64% at December 31, 2004. The transaction resulted in a consolidated capital gain of €626 million. The flotation of this major portion of Electrabel’s stake in Elia resulted in cash inflows of €395 million, or €352 million after taking into account Electrabel’s subscription for €43 million of Elia’s capital increase.

•

Distrigas has acquired Methania from Exmar. This methane tanker will continue to play a major role in Distrigas’ strategy for the procurement of LNG. This transaction enables it to strengthen its presence in the LNG transport segment and will allow it to take advantage of the commercial opportunities that this activity can offer.

•

In connection with its plan to increase the East-West transport capacity on the Zeebrugge-Zelzate/Eynatten axis, the rTr axis, in the direction of Zeebrugge between the years 2009 and 2010, Fluxys is circulating an Information Memorandum with a view to measuring the market’s interest with regard to reserving long-term transit capacity on this axis. A change in supply conditions in the United Kingdom, which is soon to become an importer of natural gas, constitutes the driving force behind this project. In fact, an increase in capacity on the rTr axis will make it possible to transport much higher volumes of natural gas to the United Kingdom from Eynatten, as well as from Zelzate.

July 2005

Belgium

•

On July 7, the Belgian electricity exchange Belpex is created. It benefits from the active support of Electrabel and contributes to correct operation of the deregulated electricity market. The exchange will be starting up the spot market during 2006.

•

Distrigas signs a contract for the supply of natural gas with an industrial customer in Gironde, an area formerly under Gaz du Sud Ouest. By signing this contract, Distrigas becomes the first new arrival to supply customers across the whole of France.

SUEZ 2005 FORM 20-F | 25

Back to contents

August 2005

Belgium

•

Electrabel launches a revolutionary offer on the deregulated energy market. This offer is based on four “energy packs”, called Electrabel EnergyPlus, Electrabel ServicePlus, Electrabel Vert, and Electrabel OptiBudget, allowing customers to choose the supply contract best suited to their needs.

Belgium – France

•

SUEZ launches a combined public offering in cash and shares on Electrabel minority interests which it does not yet own. At the end of this transaction, SUEZ holds almost 99% of Electrabel’s capital.

•

In its meeting of August 9, 2005, the Board of Directors of SUEZ approved the launch of a cash and share bid for the portion of Electrabel not already owned by the Group (49.9%). SUEZ offered €322 in cash and four SUEZ shares for each Electrabel share. Electrabel’s Board of Directors approved the bid on August 24, 2005.

•

On August 9, 2005, SUEZ also put in place a credit facility for an initial amount of €7.9 billion, later reduced to €3.2 billion, aimed at partially financing the cash component of the offer. This credit facility was syndicated in September  2005.

•

On September  7, 2005, the Board of Directors of SUEZ approved a capital increase under the following terms and conditions:

-

capital increase with preferential subscription rights: €2,368 million;

-

number of shares issued: 114,973,952;

-

subscription price: €20.60.

•

Due to this capital increase, the offer price was subsequently adjusted to €323.56. By the end of the offer period on December 6, 2005, SUEZ had acquired a further 48.54% of Electrabel’s shares, raising its total stake to 98.62%. This transaction is recorded in the financial statements as a financial investment of €11,092 million; a capital increase of €2,414 million; a recognition of goodwill of €7,332 million; a decrease in minority interests of €3,760 million; and an additional share in net income of €117 million (corresponding to the further interest acquired in Electrabel from November 1, 2005).

September 2005

France

•

Electrabel commercializes the Harmonie and Stratégie products, allowing big companies to choose between different pricing formulas.

•

On September  5, 2005, we sold without recourse litigious receivables due from the French State to a financial institution for a firm and definitive price of €995.4 million. The impacts of this sale were recognized in the consolidated financial statements for the year ended December 31, 2005 as (i) we have no commitments to reimburse the sale price, (ii) the triggering of the commonly granted warranties given by SUEZ is deemed to be improbable and (iii) we no longer have any active involvement in the recovery procedures. As the assigned receivables relate to tax previously paid by us via a deduction from equity, the corresponding sale price has been recorded as an increase of equity under IFRS.

Belgium

•

Fluxys is issued with an indictment as legal entity in the context of the judicial enquiry into the accident at Ghislenghien on July 30, 2004. Fluxys continues to collaborate fully with the judicial authorities to bring the legal proceedings to an end as quickly as possible. In addition, the company has always taken the precaution of implementing the necessary insurance policies to cover obligations that may result from exceptional accidents such as the one at Ghislenghien. The company points out that major damage caused by third parties before the accident was observed on the Ghislenghien pipeline. In this context, Fluxys has taken civil action and lodged a complaint against an unknown counterparty.

SUEZ 2005 FORM 20-F | 26

Back to contents

October 2005

Belgium

•

Since cable broadcasting is no longer part of its base activities, Electrabel decides to participate in the initial public offering of shares of Telenet, selling its stake in Telenet for €136 million.

United Kingdom

•

Distrigas delivers LNG to the Isle of Grain terminal in the UK located on the Thames estuary to the east of London, which has been operational since the summer of 2005. It is to date the only LNG terminal operational in the United Kingdom.

•

The cargo is the third delivered to this terminal and the first imported by Distrigas to the United Kingdom.

November 2005

Belgium

•

Electrabel reconverted a group to coal in the Awirs power plant, which produces 80 MW, so that this now uses biomass as its only fuel. This unit is the biggest producer of green energy in Belgium.

•

The compression plant brought into service in Zeebrugge a month earlier than planned, lifts the Interconnector’s export capacity intended for the British market from 8.5 to 16.5 billion m3 per year.

December 2005

Belgium

•

Electrabel’s Board of Directors approves the project to set up a single distribution operator in Flanders. During 2006, this will group together the assignments of the three existing operators, Electrabel Netten Vlaanderen, GeDIS and the Flemish hub of Indexis. This operation will signal a simplification of the distribution sector in Flanders.

•

In liaison with its parent company Arcelor, the iron and steel business Sidmar chooses Electrabel to supply it with electricity and to build an electric power plant of 350 MW on its site near Ghent. Electrabel thus remains the supplier to one of the main consumers of electricity in the country.

•

In one week, Distrigas acquired three cargos of LNG for Zeebrugge, confirming the enormous attractiveness of the market in north-western Europe for trading LNG and the dynamism shown by Distrigas in an extremely competitive environment.

SUEZ Energy International

January 2005

USA

•

SUEZ LNG NA signed a Heads of Agreement with Sempra Energy for one third of the regasification capacity of the Sempra LNG terminal under development near Lake Charles, Louisiana.

February 2005

USA

•

SUEZ LNG NA announces the continuation of the deepwater port called Neptune LNG LNC, intended for deliveries of liquefied natural gas and located in federal waters off the coast of Massachusetts. In October, the company received a letter from the American coastguards indicating the closure of their license application. This letter’s publication in the federal registry marks the start of a compulsory period of verification lasting for 330 days, required for approval of a permit to build an LNG facility offshore.

SUEZ 2005 FORM 20-F | 27

Back to contents

March 2005

Thailand

•

Glow Energy and Hemaraj sign a joint development and enterprise agreement with a view to setting up possible projects for independent production of electricity needed to supply the public electricity company in Thailand called EGAT, or Electricity Generating Authority of Thailand. In addition, Glow Energy signs a contract for the supply of electricity and steam for a term of 15 years covering the sale of an additional 40 MW to Vinythai, located at Map Ta Phut. The contract also extends the term of the current sales of electricity and steam to the existing Vinythai facilities by 10 years, so that it expires in 2022.

April 2005

Thailand

•

A proportion of the Glow Energy shares are traded on the Bangkok stock exchange on April 21, 2005. At the end of the initial public offering, SUEZ Energy International remains the company’s principal shareholder with 69.11%. The involvement of local investors, which is essential to a Thai company as big as Glow Energy, the main independent producer of electricity in the country and major supplier to businesses located in the industrial complex of Map Ta Phut, helps to explain the decision to return part of the company’s capital to Thai share ownership.

May 2005

Brazil

•

Tractebel Energia issues ordinary bonds amounting to BRL 200 million. The purpose of this issue is to reduce the foreign exchange risk, while at the same time benefiting from the favorable climate on the market. The operation aroused lively interest from investors, since demand of BRL 600 million was three times higher than the BRL 200 million amount on offer. The funds raised through this offer were used for the early reimbursement of a December 2000 loan of US$165 million to the Industrial Development Bank, or IDB, which had been used to finance the construction of the hydroelectric power plant at Cana Brava, in the state of Goiás.

USA

•

SUEZ Energy Generation NA officially inaugurates its combined-cycle 746 MW natural gas power plant in Wise County. In July, the company starts up the commercial production of electricity in its Hot Spring Power plant, combined-cycle gas turbine, in Arkansas.

June 2005

USA

•

SUEZ Energy North America finalizes the sale to Thermal North America of 10 urban heating and cooling systems located in ten different American states and operated by Trigen Energy Corporation, a subsidiary of SUEZ Energy North America. The sale of these facilities corresponds to the strategy of rotating non-strategic assets.

August 2005

Chile

•

SUEZ Energy Andino and the Matte group sign an agreement on their intention to merge the electrical assets of the Matte Group with those of Colbún. At the end of the merger carried out in October, the stake held by SUEZ Energy Andino in Colbún has been decreased from 29% to 18.99%.

LNG

•

SUEZ LNG Trading SA signs an agreement with Yemen LNG covering the purchase of 2.5 million tons of LNG per year. The supply, which must start in 2009, will be spread over a period of 20 years. The LNG will come from a new liquefaction plant located at Bal Haf, Yemen, where two trains of 3.4 million tons per year are to be constructed. The power plant is due to come into service by the end of 2008. To transport this LNG, mainly to the U.S., SUEZ LNG Trading SA has signed two charter agreements for a term of 20 years with Bergesen Worldwide Gas ASA for two vessels with a capacity of 156,100 cubic meters each and another charter agreement with Trinity LNG Carrier Inc. for a methane tanker with a capacity of 154,200 cubic meters.

SUEZ 2005 FORM 20-F | 28

Back to contents

October 2005

Brazil

•

Tractebel Energia participates successfully in the 4th “old energy auction”, for production from power plants brought into service before January 2000, with the key to success being the 8-year contracts coming into effect in 2009. Tractebel Energia sold the highest volume of electricity during the 4th auction, 381 MW on average across a total of 1,166 MW sold. The contracts to be signed by Tractebel Energia subsequent to this auction represent a guaranteed cash flow of BRL 2,475 million, more than US$1 billion, for the company between 2009 and 2016. In December 2005, Tractebel Energia and SUEZ Energy South America participate in the “new energy auction” for production coming from power plants brought into operation after January 2000 and from power plants in the process of construction or about to be built, the objective being to enter into a 30-year contract with electricity distribution companies. The contracts to be signed by Tractebel Energia subsequent to auction represent a guaranteed cash flow of approximately BRL 6 billion, or US$2.6 billion, between 2010 and 2039.

November 2005

USA

•

SUEZ Energy Resources NA signs a contract covering the supply of electricity to the facilities of Boston Properties. These are among a number of facilities owned by the company in the Boston area and include some 930,000 square meters of office and hotel space.

Peru

•

SUEZ Energy International successfully conducts the initial public offering of EnerSur on the Lima stock exchange. Almost 34.5 million EnerSur shares, representing 17.2% of the company’s capital, were sold to institutional and individual Peruvian shareholders. At the end of this offering, SUEZ Energy International remains the company’s principal shareholder with a stake of 61.73%.

December 2005

Brazil

•

A secondary offer of Tractebel Energia shares is launched with a view to integrating the company into the New Market segment of the Sao Paulo exchange. On December 8, SUEZ Energy South America, or SESA, sells 55 million Tractebel Energia shares, to which are added a further 7.5 million shares on December 27, with a view to satisfying the strong demand from investors. These 62.5 million shares were all sold at BRL 13, corresponding to a market value of approximately €3 billion for Tractebel Energia. Through this offer, SESA sells 9.57% of equity capital in Tractebel Energia, reducing its share to 68.73% and cashing in the equivalent of €292.6 million.

SUEZ Energy Services

•

The year 2005 was marked by significant, above targets commercial activity. The contracts obtained were many and varied. Among the major contracts demonstrating the commercial dynamism of 2005, the following are worth mentioning:

SUEZ 2005 FORM 20-F | 29

Back to contents

For the BU France Energy Services:

January 2005

•

Elyo wins a utilities delegation contract worth €90 million over 13 years with Bergerac NC, a subsidiary of the SNPE Group. This contract covers the operation of the production of steam, compressed air and process water as well as the financing and rehabilitation of five MW cogeneration facilities.

February 2005

•

Elyo signs a utilities delegation contract worth €122 million over 15 years with Norske Skog Golbey (Vosges). This contract covers, in particular, the construction and operation of a 12.5 MW power production facility from a steam turbine supplied by paper and urban sludges, wood cuttings and paper waste.

October 2005

•

Elyo renews for a second time the multi-technical and multi-service management contract for all IBM sites in France, Belgium, and the Grand Duchy of Luxemburg. For a further 5 years, Elyo will be in charge of operations and maintenance of technical equipment, including air-conditioning, heating and electricity, specialized management of “data centers,” along with ancillary services including telephone, photocopying, mail, reception, cleaning, green spaces, and others, at nearly 70 IBM facilities, for a total floor space of more than 400,000 m2.

For the BU France Facilities and Associated Services:

October 2005

•

EDF awarded to Endel all services necessary for operations in the machine room and the reactor building at its Gravelines and Civaux nuclear power plants. Endel will act as coordinating agent for this 6-year agreement.

•

Cofiroute, licensee and private operator of motorway toll infrastructures, calls on Ineo for the maintenance of its toll, telecommunications, traffic and security facilities. The contract, amounting to €27.5 million, was signed for a term of five years.

•

Axima and Ineo are awarded work by Airbus for a total amount of €6 million in respect of the construction of buildings in Toulouse intended for deliveries of Airbus A380, the Saurous project. Ineo will manage the electrical facilities, both high and low voltage. Axima installs an air treatment plant and fan convectors making it possible to provide air conditioning for a surface area of 20,000 m2.

December 2005

•

The Dijon Le Bocage university hospital center calls on Seitha in respect of the construction of a technical biology area that will group together 17 university hospital center laboratories and the activities of Etablissement Français du Sang, the French national blood services. For €4.3 million, Seitha looks after the air treatment facilities, several of which are in the P2 and P3 containment category.

For the BU Belgium:

March 2005

•

Aker Stord AS awards Fabricom GTI a €53 million contract for the construction of modules for Ormen Lange’s onshore facilities in Norway.

May 2005

•

Axima Contracting is awarded related orders, including hydraulic connections to the production of refrigeration, heat and steam, supply of utilities, and other activities, on top of the HVAC contract awarded in March 2005 in respect of the construction of a quality control laboratory by the pharmaceutical company GlaxoSmithKline.

SUEZ 2005 FORM 20-F | 30

Back to contents

June 2005

•

Axima Services is awarded the luggage handling system management at Dorval airport, Montreal for €160 million over 20 years.

September 2005

•

Axima Services wins the maintenance contract for the North Galaxy building in Brussels. This contract, worth a total of €35 million for a term of 17 years and 2 months, includes a maintenance component, where the customer is Régie des Bâtiments, and a technical management component, where the customer is Cofinimmo.

October 2005

•

Fabricom GTI, in partnership with AEG Belgium, is awarded a contract for a total value of €16 million by SNCB-NMBS. The contract includes the supply, commissioning and maintenance of remote display facilities in 18 Belgian railway districts.

For the BU Netherlands:

April 2005

•

Orbis Medisch in Zorgconcern awarded to GTI the electrical and mechanical engineering installation work in respect of a new hospital complex, the construction of which will be completed by mid-2008. GTI is part of the consortium of entrepreneurs to whom Orbis has awarded this large-scale project.

August 2005

•

GTI, in association with Ooms Avenhorn and Bemo Rail, was awarded a multi-technical contract worth a total of €54 million related to the construction of the new Euromax container terminal at the port of Rotterdam. GTI looks after the services ranging from design to commissioning of electrical transformation and distribution stations, electricity pylons and video towers, the CTM control station and cabling networks.

October 2005

•

In cooperation with EPZ Borssele and Fluor, GTI starts work on shutting down the EPZ coal-fired power plant in Borssele. During this work, representing several tens of millions of euros, four major projects will be conducted: review of the power plant, extension of its lifetime, compartmentalization to ATEX standards and installation of a Denox system.

For the BU International:

February 2005

•

Framatome calls on Axima Refrigeration GmbH for the design and installation of six refrigeration units on the site of the new Finnish nuclear power plant, Olkiluoto 3. This power plant will be equipped with the first European evolutionary pressurized water reactor (EPR). In 2004, Framatome had called on the competences of Tractebel Engineering in respect of the design of fluid systems, piping and the command-control of this power plant.

March 2005

•

British Airways World Cargo calls on Elyo Services Ltd to manage the maintenance of its Ascentis cargo centre at Heathrow airport. The contract is signed for a period of five years.

April 2005

•

Districlima, a subsidiary of Elyo, wins the call for tenders launched by the company 22@bcn.SA for the design, construction, operations and maintenance of heating and air conditioning production and distribution in the Poble Nou area of Barcelona. The annual revenues from the 27-year concession come to €216 million.

SUEZ 2005 FORM 20-F | 31

Back to contents

June 2005

•

The contractor ISG Interior/Exterior plc awards Axima Building Services Ltd a contract worth €13.5 million in respect of the Bishop Square property development project in London, which consists of 70,000 m2 of office space and 4,000 m2 of commercial areas. The offices have already been rented for 25 years to the law firm Allen & Overy LLP. AXIMA will be installing 2,500 fan coil units and will take charge of the pipe work.

December 2005

•

Kellogg’s awards Elyo Industrial Ltd the construction and management of a 5 MW cogeneration power plant on its main production site in Manchester. This contract amounting to €62 million over 10 years also includes the operations and maintenance of facilities for heating and air conditioning, fire safety, production of compressed air and waste water treatment.

For the BU Tractebel Engineering:

May 2005

•

Tractebel Engineering and GTI win a contract for carrying out modifications to the EPZ nuclear power plant in Borssele. This project covers the engineering and realization of several measures for optimization that need to be implemented subsequent to a ten-year safety assessment.

June 2005

•

Electrabel Deutschland AG awards Tractebel Engineering a contract for the conversion, or repowering, of the Römerbrücke thermal power plant into a 120 MW cogeneration unit.

September 2005

•

Tirreno Power calls on the competences of Tractebel Engineering for an Owner’s Engineer assignment for the conversion of Unit 1 of the Vado Ligure power plant into an 800 MW CCGT. Tractebel Engineering will also carry out a review of the feasibility study for the conversion of Unit 2 to coal.

For the Electricity and Gas Companies BU:

July 2005

•

EEC, a subsidiary of Elyo, renews for 20 years and a total of €340 million the concession contract for the distribution of power over the district of Mont-Dore, the second biggest area in New Caledonia after Nouméa.

Events occurring since the year end:

January 2006

Bahrain

SUEZ Energy International, International Power, based in the United Kingdom, and Sumitomo Corporation of Japan have signed a power and water purchase agreement, or PWPA, for a term of 20 years with the Ministry of Electricity and Water for the Al Hidd independent electricity and water production project in Bahrain. The PWPA will cover the production from the existing combined-cycle gas turbine of 910 MW, and from the sea water desalination plant which produces 136,000 m3 per day, as well as from a new extension of 272,000 m3 per day expected to come into service between now and the end of 2007.

March 2006

LNG

SUEZ LNG Trading SA signed a Memorandum of Understanding (MOU) with Brass LNG for the purchase of 2 million tons of LNG per year. The LNG supply is primarily destined for North American markets with the ability to divert cargoes to other locations and markets including possibly the Neptune LNG project located 10 miles off shore Boston. First delivery of LNG is expected in 2010 with a term of 20 years. The LNG supply will come from a new two train liquefaction facility in Nigeria, which will have a total capacity of 10 million tons per year.

SUEZ 2005 FORM 20-F | 32

Back to contents

Calypso LNG, LLC, a subsidiary of SUEZ Energy North America, filed a License Application with the U.S. Coast Guard related to the development of a submerged buoy system off the southeastern coast of Florida, known as a “Deepwater Port” that would serve as an offshore delivery point for liquefied natural gas delivered by specially-built LNG tankers. The Calypso Deepwater Port is proposed to be located approximately 10 miles offshore from Port Everglades, Florida, and will comprise a marine offloading buoy and anchoring system that will reside approximately 150 feet below the ocean surface when not in use. It will connect to an undersea pipeline, which will transport natural gas from the Deepwater Port to customers in Florida.

May 2006

According to a KEMA report on electric retailer market share statistics on megawatts under contract, SUEZ Energy Resources NA is now the fourth largest energy provider in the U.S. Since SUEZ Energy Resources NA launched its marketing efforts in January 2003, it has become the fastest growing retail energy provider in the nation and now serves more than 12,000 commercial and industrial customer accounts.

SUEZ Energy Andino mandated J.P. Morgan and Larraín Vial to organize the sale of its 19% stake in Chilean power generator Colbún.

Business Activities and the Regulatory Environment

SUEZ Energy Europe

Electricity production, transmission and distribution

Regulatory environment

The European directive of 1996 has been replaced by directives 2003/54/EC, for electricity, and 2003/55/EC, for gas. In 2005, both directives were still in the process of transposition into the legal systems of certain member countries.

The major differences are based on the following principles:

•

deregulation of the whole non-residential customer base from July 1, 2004 at the latest and the residential customer base from July 1, 2007 at the latest;

•

legal separation of transport and distribution activities from production and supply activities;

•

creation of a national regulator in each Member State;

•

introduction of network tariffs approved and published by the national regulators;

•

introduction of certain public service obligations, or PSO, for example, the protection of vulnerable customers and the appointment of a supplier by default; and

•

introduction of monitoring systems in terms of security of supply and importation of energy.

Given the effective date of these two directives, Electrabel continued its deployment in 2005.

In the Netherlands, deregulation of the market is now complete. In France, as well as in Italy, all non-residential customers are deregulated, corresponding to a 70% opening up of the market. In other countries such as Germany and Spain, deregulation was already complete.

As a general rule, the European environment remains marked by an acceleration in deregulation.

In Belgium, the existing institutional framework had already anticipated most of the measures in the directives of 2003. Accordingly, the transport activities had been brought into a separate entity called Elia. Various corporate governance measures had been implemented with a view to ensuring the independence of the transport network’s manager. In 2005 the producers SPE and Electrabel reduced their stake in Elia to 30%, while 30% of the interests in Elia transferred by Electrabel and SPE to the company Publi-T5, and 40% of the interests was listed on the stock market via an initial public offering in 2005.

SUEZ 2005 FORM 20-F | 33

Back to contents

Directives 2003/54/EC, for electricity, and 2003/55/EC, for gas, were transposed into Belgian legislation by the laws of June 1, 2005. In 2005, various initiatives were pursued with a view to improving the liquidity of the electricity production market in Belgium. These have resulted in a production capacity available for third parties of up to 25% of the Belgian facilities. Particularly notable were the organization by Electrabel of auctions of virtual capacities, for example a virtual power plant or VPP, for a total capacity of 1,200 MW.

In terms of transport, an increase has been made in the commercial capacity for interconnection of the transport network between France and Belgium of 700 MW with a mechanism for allocation of capacity in the form of auctions and the elimination of privileged historical transport contracts.

In terms of the wholesale market, it has been decided to start up a spot market during 2006 on the Belpex electricity exchange in conjunction with the APX exchange in the Netherlands and Powernext in France with a view to linking the three markets together.

In terms of distribution, each of the regions is completely autonomous in determining its own timetable for deregulation, in compliance with the cut-off dates imposed by the directives. The Flemish market for electricity and natural gas has been totally open since July 1, 2003. The timetable for total opening up of the other two regions of Belgium is planned for 2007.

In December 2005, the creation of a single operating company, combining the operational distribution activities of GeDIS, the Flemish hub of Indexis and Electrabel Netten Vlaanderen, was approved by Electrabel’s board of directors. In addition, over the next few years, Electrabel will gradually reduce the level of its participating interest in the capital of inter-municipalities to less than 30%.

Business activity

Electrabel is a European producer and supplier of electricity, natural gas and energy products and services. It also carries out trading activities on energy markets in Europe. In Belgium, it operates electricity and natural gas networks. The company is organizing its gradual withdrawal from this last activity.

Electrabel belongs to the lead group of European power producers. In Europe, Electrabel’s strategy consists of maintaining its position as leader on the Benelux market and developing strong positions in France, Italy, the Iberian Peninsula and Germany, by taking advantage of development opportunities offered by deregulation of the energy market. Electrabel is developing a growth portfolio in Poland, Hungary and other East European countries.

At the European level, Electrabel is one of the pioneers in energy trading. Its trading activities enable it to optimize its overall position on energy markets through fuel purchases, exploitation of power plants and sales. These activities play a key role in its European strategy. Electrabel is active on all energy markets across Europe, from Scandinavia to Spain and from Benelux to Poland.

By 2009, Electrabel intends to realize electricity sales amounting to 200 TWh per year and have access to an electricity production capacity of 35,000 MW, including 18% on the basis of renewable energy sources. It is also counting on an annual growth in net profit from operations of at least 5%.

In 2005, Electrabel’s sales of electricity, including wholesale, rose to 145.4 TWh. 68.9% of sales were made in Benelux, 17.7% in the France-Italy-Iberian Peninsula area and 13.4% in the Poland-Germany-Hungary area.

Belgium

In Belgium, Electrabel manages a capacity of over 13,000 MW exploiting various techniques: combined-cycle gas-steam power plants, cogeneration, nuclear power plants, conventional coal, gas and oil thermal units, hydroelectric power plants, wind energy and energy recovery. This diversity represents flexibility and versatility. Production capacity is supplied from a wide range of energy sources: natural gas, uranium, coal, oil, industrial residual gas, hydraulic power, biomass and wind energy. Procurement is from suppliers from around the world. This two-fold diversity of energy sources and suppliers makes the production capacity less vulnerable to fluctuations in the market price and also makes it possible to take advantage of price variations on fuel markets.

Electrabel is also developing a whole range of energy products and services that satisfy the needs and expectations of its industrial and business customers. For the residential segment, the company’s aim is for energy to become synonymous with comfort and stimulate customers into carrying out their projects. In order to achieve this, Electrabel is developing an entire network of partners and pricing its products and services competitively.

SUEZ 2005 FORM 20-F | 34

Back to contents

Rest of Europe

In the Netherlands, Electrabel is now the leading producer of electricity, via its subsidiary Electrabel Nederland, and represents over 20% of the market for electricity. In 2005, the subsidiary Electrabel Nederland Sales was founded in response to this growth. In addition, the company is considering whether to invest in the construction of three new production units.

In France since July 1, 2004, the date of deregulation for all business customers, Electrabel has been ranked second-highest energy supplier behind the incumbent operating company. It operates in France under the name “Electrabel, Groupe SUEZ” and has a very complementary production capacity combining nuclear, for 1,108 MW, water, for 2,937 MW prime hydraulic output, via CNR, for which Electrabel is reference shareholder with 49.98% and 773 MW peak hydraulic output via SHEM for which, since May 1, 2003, Electrabel has commercialized production and is responsible for operations.

In Italy, AceaElectrabel, an association between Acea and Electrabel, is the company in charge of commercial and production activities. This association has, in particular, resulted in the acquisition, from Enel, of Interpower, the fourth-ranked Italian producer, since then renamed Tirreno Power. In Tuscany, Electrabel operates a cogeneration unit in Rosignano supplying steam to Solvay and selling electricity on the market. In 2005, construction of the new Voghera power plant, a combined-cycle gas steam 385 MW power plant in Lombardy, and Torrevaldaliga CCGT units has been finalized. The future 370 MW Roselectra and 370 MW Leini CCGT power plants together with several repowering projects are in the construction phase. The commercial activities of AceaElectrabel therefore rely on a fast-developing and diversified production capacity.

Although the Iberian market is theoretically 100% open to competition, restrictions on imports make it essential to have local means of production. The operational launch of a combined-cycle gas steam power plant for an output of 760 MW in Castelnou, Aragon, is in progress. Other projects are being studied for strengthening the company’s local presence. They benefit from Electrabel’s expertise in gas technologies for the production of electricity. In addition, the Portuguese company Generg, in which Electrabel holds 42.5%, today manages wind energy capacity of over 50 MW and hydraulic power plant capacity of 33.2 MW. New wind energy projects for a total of over 300 MW are in the process of construction. In addition, Electrabel has signed an agreement with the Spanish group Gamesa with a view to the development of wind energy capacities.

Elsewhere in north-eastern Europe, Electrabel is developing selectively. In Germany, SUEZ sales are improving outside the Saarbrücken and Gera areas where Electrabel has production assets. In 2005, the company extended its offer to the sale of natural gas to industrial customers. It also envisages the construction of new power plants in Germany. In Poland, the company is running the 1,654 MW Polaniec power plant which is in fact a major producer of green energy, due to biomass combustion. In 2005, the company made its debut on PolPX, the Polish energy exchange. In Hungary, Electrabel is pursuing its program to restructure the Dunamenti power plant.

The table below gives the breakdown of installed capacity and sales in Europe.

Installed capacity (1) and sales in Europe

	2005 Sales		Installed Capacity as of 31/12/2005		Capacity under Construction
	TWh	%	MW Net	%	MW Net	%
Belgium	100.1	68.8	18,252.2	64.3	-	-
Rest of Europe	45.3	31.2	9,724.2	35.7	2,290	100.0
Total	145.4	100.0	27,976.4	100.0	2,290	100.0

(1)

Installed capacities correspond to 100% of the output from power plants within the scope of consolidation, by the equity method, proportional consolidation and full consolidation. Installed capacities therefore do not cover the capacities from Chooz, 650 MW, or Tricastin, 457.6 MW.

Natural gas transmission and distribution

Regulatory environment

Directive 98/30 of June 22, 1998 relating to common rules for the natural gas domestic market was an important step in the deregulation of the European gas market. The principal purpose of this legal text was to ensure the progressive opening up of the European natural gas market to competition by offering certain purchasers, referred to as eligible customers, the possibility of signing supply contracts with producers or suppliers of their choice and having access to the transport infrastructure for that purpose. EU regulations have, as of August  10, 2000, imposed a requirement that between 20% and 30% of the market become eligible, a threshold raised to between 33% and 43% by 2008.

SUEZ 2005 FORM 20-F | 35

Back to contents

In Belgium, this first directive was transposed into Belgian law through amendments made to the gas law of 1965, particularly in 1999 and 2001. The gas law gives third-party access to the natural gas transport infrastructures on the basis of annual tariffs approved beforehand by the regulator. The system of regulated tariffs applies to natural gas transport, natural gas storage and LNG terminaling. Pursuant to the gas law, a code of good practice was drawn up in April 2003 setting out the rights and obligations of transport companies and of the network’s users.

The second EC Gas Directive 2003/55 adopted on June 26, 2003 supersedes the abovementioned directive. It is called on to accelerate the opening up of markets by stipulating that Member States should ensure eligibility as of July 1, 2004, for all non-residential customers; and as of July 1, 2007, for all customers.

It specifies certain obligations on the companies designated as managers of the transport or distribution network, especially in terms of the separation of legal, functional and accounting duties. The directive also aims to promote minimal regulation of access to the network (in fact specifying, in this area, an optional dispensatory system for new infrastructures).

In Belgium, this second directive was transposed into Belgian law through additional amendments made to the gas law of 1965. The new gas law resulting from this was published in June 2005.

•

The law specifies an official procedure to appoint a single network manager for the natural gas transport network, for the natural gas storage facilities, and for the LNG terminaling facilities. Fluxys and Fluxys LNG are preparing their candidature for mid-2006 as single network manager.

•

The law also specifies the transition, for regulated services, from the system of annual tariffs to a system of multi-year tariffs, which should increase the predictability of tariffs in the long term and stabilize their development. If the necessary executory decisions are enacted in time, the new system of multi-year tariffs could come into effect as early as 2007.

As far as specific projects are concerned, an amendment to the Belgian gas law had already been made on August  12, 2003 with a view to creating, in the context of an annual tariff system, the possibility of introducing pricing stability in the long term. This concerns new infrastructures of national or European interest which are necessary to the long-term development of natural gas transport companies. The introduction of pricing stability takes on special importance for the development of the transit and LNG terminaling activities, which are for the most part offered in long-term contracts in order to address investment risk.

•

The law also provides for subjecting the cross-border transport of natural gas (transit) to a regulated pricing system. By virtue of the principle of the sanctity of contracts, existing transit contracts remain governed by their negotiated pricing terms. After this law comes into effect, new transit contracts will need to be subjected to a specific regulated system.

In Belgium, pursuant to the guidelines of the second gas directive, all non-residential customers have been eligible since July 1, 2004. In addition, residential customers in the Flemish Region have been eligible since July 1, 2004. These changes to the regulations have raised the Belgian market’s level of openness to 91.5%.

In France, pursuant to the guidelines of the second gas directive, all non-residential customers have been eligible since July 1, 2004.

Business activity

We are the biggest supplier of natural gas in Belgium, via Distrigas, Electrabel and Electrabel’s holdings in mixed inter-municipalities. In Belgium, the transport network, managed by Fluxys, is comprised of 3,800 kilometers of ducts, some 80% of which are high-pressure pipelines.

As for electricity, regional governments would like Electrabel to reduce the level of its holdings in inter-municipal gas distribution structures to a minority interest.

In Belgium, since the end of 2001, the Group has provided gas activities (apart from distribution) through two legally distinct Groups: Fluxys and Distrigas.

SUEZ 2005 FORM 20-F | 36

Back to contents

Fluxys

•

Fluxys is the independent operator of the natural gas transport infrastructure in Belgium. Its principal activity is the operation, maintenance and development of its integrated natural gas transport infrastructure and storage facilities in Zeebrugge and Loenhout. With its excellent inter-connectivity, the Fluxys network is ideally placed at the heart of the continental mass. It effectively provides access to the main sources of natural gas production in Europe and to the main user countries of natural gas in north-western Europe.

In the context of regulated access to its infrastructures, Fluxys commercializes transport capacities and storage capacities enabling the supply, via third parties, of natural gas to consumers in Belgium. In addition to its transport services, Fluxys also offers transit services on the primary market. These services cover the cross-border transit of natural gas. Natural gas transiting through the Belgian system is transported to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys is a shareholder in the BBL company, which is project manager, owner and future operator of the BBL, a 235-kilometer long pipeline currently being laid between Balgzand, located to the north of Amsterdam on the Dutch North Sea coast, and Bacton off the British coast in Norfolk.

•

Fluxys LNG, a subsidiary of Fluxys, is owner and operator of the Zeebrugge LNG terminal, and commercializes terminaling capacities as well as ancillary services. The Fluxys LNG terminal in Zeebrugge currently has a maximum capacity of 4.5 billion m3 per year. Since its operational launch in 1987, the terminal has offloaded more than 900 methane tankers. Fluxys LNG uses the cogeneration process in order to increase the rational use of energy in electricity production units: it uses residual heat to regasify the LNG. The system forms a whole making it possible to achieve cost savings when compared with separate production of steam and electricity. A project to extend the facilities with the aim of doubling its capacities for 2007/2008 is in progress.

•

Huberator, a subsidiary of Fluxys, is operator of the Zeebrugge hub, the main international short-term gas market in Europe. Thanks to the services offered by Huberator, customers have the guarantee that gas volumes which they sell or buy are actually available at the hub for trading and subsequent transport.

Distrigas

Distrigas is a merchant company whose principal activity is the purchase and sale of natural gas in Europe. Distrigas also commercializes the international transport capacity that it has under contract or owns, including transit contracts, capacity in the “Interconnector” underwater gas pipeline linking Belgium and the United Kingdom, and LNG transport capacities. Based on its natural gas supply portfolio, its activities therefore cover the following areas: sales of natural gas in Belgium and Europe, plus LNG on other markets; arbitrage activities on natural gas spot markets; contract management for transit in Belgium with cross-border capacity; commercialization of transport capacities outside Belgium; and transport of LNG.

Currently, in favor of opening up European energy markets, Distrigas is deploying its commercial activities in Benelux, France, Spain, Germany and the United Kingdom.

In 2005, Distrigas sold 211.3 TWh of natural gas and 81% of these volumes were sold in Belgium. Sales outside Belgium and trade-offs amount to 19% of volumes.

The Belgian customer profile is presented in the table below:

Sales of natural gas

TWh	2004	2005	Difference	2005 Breakdown of Sales
Resellers/Distribution	71.7	66.3	-7.6%	31%
Industry	51.1	51.4	+0.6%	24%
Producers of electricity	54.4	54.2	-0.4%	26%
Sales in Belgium	177.2	171.8	-3%	81%
Sales outside Belgium	19.4	24.5	+26.5%	12%
Arbitrage	8.6	15.0	+74.5%	7%
Total sales outside Belgium and arbitrage	28.0	39.5	+41.2%	19%
Total sales	205.2	211.3	+3.0%	100%
Total in billions of m3	17.6	18.2
1 m3 (n) = 0.01163 MWh

SUEZ 2005 FORM 20-F | 37

Back to contents

SUEZ Energy International

Electricity — installed capacity and sales

	Sales 2005(a)		Net installed capacity in MW(a) at December 31, 2005		Net capacity under construction in MW(a) at December 31, 2005
	TWh	%	Net MW	%	Net MW	%
North America	29.1	27.7	4,781.0	24.2	746.0	28.9
South America	53.1	50.5	10,757.2	54.3	243.0	9.4
Middle East and Asia	22.9	21.8	4,253.6	21.5	1,590.0	61.7
TOTAL	105.1	100.0	19,791.8	100.0	2,579.0	100.0

(a)

Sales of electricity, installed capacities, and capacities under construction correspond to 100% of sales and capacities of companies within the scope of consolidation, by the equity method, proportional consolidation and full consolidation.

Gas – sales and customer portfolio

	Sales 2005(a)		Customer portfolio
	Gm3%		Number	%
North America	7.638	56.1	103,404	7.9
South America	4.744	34.8	506,902	38.9
Middle East and Asia	1.236	9.1	693,843	53.2
TOTAL	13.618	100.0	1,304,149	100.0

(a)

Sales of gas (including quantities distributed and shipped on behalf of third parties) correspond to 100% of sales of companies within the scope of consolidation (equity method, proportional consolidation and full consolidation).

North America

In North America, SUEZ Energy North America manages SEI activities carried out through several energy companies operating within an integrated value chain, ranging from fuels such as natural gas, oil and coal, to direct sales of electricity for commercial and industrial customers, including the production of electricity and wholesale electricity activities. These companies are SUEZ LNG NA, SUEZ Energy Generation NA, SUEZ Energy Marketing NA, SUEZ Energy Resources NA and SUEZ Energía de México, S. A. de C.V.

SUEZ LNG NA operates the LNG regasification terminal at Everett, Massachusetts, and owns all capacity and related rights. SUEZ LNG NA also delivers LNG into the Cove Point, Maryland, terminal and the terminal at Lake Charles, Louisiana, on the Gulf of Mexico. SUEZ LNG NA also supplies LNG to the EcoElectrica complex in Puerto Rico. LNG is resold as natural gas to electricity producers, wholesalers, or local distributors. During 2005, in response to market conditions, SUEZ LNG NA delivered several cargoes to European destinations that otherwise would have been delivered into North America.

SUEZ Energy NA, in conjunction with its SUEZ LNG NA affiliate is proceeding with the development of the Neptune LNG project, a deepwater port LNG receiving facility to be located in US federal waters off the coast of Massachusetts. When Neptune is completed, specially designed LNG ships with on-board regasification equipment will moor at off-shore buoys and deliver a daily average of slightly over 11.3 millions cubic meters of natural gas vapor into the New England market, which will be in addition to deliveries into that market through the Everett terminal.

SUEZ 2005 FORM 20-F | 38

Back to contents

Although the joint venture with FPL Group Resources that was announced in 2004 has been dissolved, SUEZ Energy North America is continuing with its efforts to serve the Florida market with vaporized LNG, either through a land-based terminal in the Bahamas or a deepwater port off the coast of Eastern Florida along the permitted undersea pipeline route.

SUEZ Energy Generation NA operates 45 plants, whose electricity production is sold to distribution or manufacturing companies under power purchasing agreements, PPAs, or as merchant on the wholesale market. Many of the facilities generate steam, which is sold under contract to industrial customers.

SUEZ Energy North America is developing projects that are financed long-term and transferred to SUEZ Energy Generation NA or SUEZ LNG NA for operation, depending upon the nature of the investment. The largest of SUEZ Energy North America’s current development activities include the completion of one power plant with capacity of 746 MW as well as development projects for LNG regasification terminals.

SUEZ Energy Marketing NA consolidates the management of all raw material and credit risks for North America. For this purpose, it provides risk hedging services for all other operating entities.

SUEZ Energy Resources NA is licensed to operate in twelve states: Massachusetts, Maryland, Maine, New Jersey, New York, Pennsylvania, Ohio, Rhode Island, Connecticut, Illinois, Michigan, and Texas, plus the District of Columbia. SUEZ Energy Resources NA is active in nine of these: Massachusetts, Maryland, Maine, New Jersey, New York, Pennsylvania, Illinois, Washington DC, and Texas. During 2005 SUEZ Energy Resources NA expanded its retail operations by opening an office in Chicago, Illinois. SUEZ Energy Resources NA has continued to expand its customer footprint both geographically and vertically. SUEZ Energy Resources NA recently expanded into the small commercial segment in Texas, via the use of an agent network supported by SUEZ Energy Resources NA FastTrac™ pricing platform. SUEZ Energy Resources NA plans to continue this technology expansion into other markets that show a compelling value proposition. As of December 31, 2005, the company served approximately 8,000 customer accounts, amounting to 3,000 MW, using 15.5 TWh/year. Since inception SUEZ Energy Resources NA has generated greater than US$2.8 billion in contract revenues and margin of US$81 MM. SUEZ Energy Resources NA ranks as the fourth largest retail energy provider in North America.

SUEZ Energía de México, S. A. de C.V., in Mexico, operates three regulated natural gas local distribution companies, as well as three steam and electricity cogeneration projects.

For SUEZ Energy North America’s activities, the attractiveness of the commercial environment depends to a large extent on the region and sector. In the case of natural gas, because wholesale markets have been deregulated for some time now in North America, SUEZ Energy North America is able to operate there under equitable competitive conditions.

Regarding electricity, the differences are much greater from one region to the next. In regions such as New England (ISO NE) Pennsylvania, New Jersey and Maryland (NJM), New York (NYISO) and Texas (ERCOT), the deregulation of wholesale and retail electricity sales sectors is quite advanced and appears irreversible. The level of spark spreads (profit margin per MWh for a benchmark combined-cycle gas turbine unit) and attractiveness of merchant power operations in these regions have generally continued to improve from the difficult market conditions experienced following the Enron bankruptcy. These are regions where SUEZ Energy Generation NA and SUEZ Energy Resources NA are active and well positioned. In other regions, such as the Southeastern and Western United States, the pace of deregulation is considerably slower, or even stagnant, with the result that the timing of recovery in the merchant power sector is unclear.

South America

In South America, the regulatory environment and the extent of market deregulation vary from country to country. In this region, SEI’s main positions are concentrated in Brazil, with a few facilities in Chile, Peru and Argentina.

In Brazil, SEI owns 68.73% of Tractebel Energia, or TBLE, the largest independent power producer in Brazil with 6,870 MW of installed capacity, including CEM, Ita, Lages and Machandinho. The business sells its power primarily through long-term agreements with distributors and industrial customers.

Several auctions were held in 2005 under the new regulatory framework established in December 2003. The first four auctions, called the Old Energy Auctions were held by the Brazilian electricity regulatory agency, ANEEL, to contract the energy from pre-existing power plants for an eight-year period. Then, in December 2005, ANEEL held the first New Energy Auctions for plants built very recently and new plants under construction. As a result of this procedure, contracts were awarded for power produced by hydroelectric and thermal plants, for 30- and 15-year periods, respectively.

SUEZ 2005 FORM 20-F | 39

Back to contents

For the Old Energy Auctions, 19,500 MW or approximately half of Brazilian consumption, were contracted on average between December 2004 and October 2005 with delivery start dates between 2005 and 2009. The average price was set at about BRL65/MWh. The lowest price in the series is BRL52 and the highest is BRL96. Prices have gradually increased, as shown in the following chart.

The New Energy Auction model is still in the experimental phase. In December 2005, 3,286 MW were awarded at prices slightly below the BRL117/MWh ceiling imposed by the authorities. In reality, only one-quarter of the volume will be supplied by real new capacity, as three-quarters will be provided by capacity that is newly constructed or already under construction. Tractebel Energia has entered into agreements involving 200 MW, with supplies expected to start in 2010. Given the uncertainty surrounding Uso do Bem Publico, or UBP, the prices obtained at the December auction were too low to ensure the profitability desired from the Estreito and San Salvador greenfield hydroelectric projects.

Auction prices of energy

Auction prices of existing and new hydroelectric power generation in BRL/MWh.

SEI also maintains a significant presence in the Chilean market, in association with its local partners, where it is one of the leading operators with a 33.25% stake in Electroandina, the largest producer in the SING system of Northern Chile with installed capacity of 938 MW, with a 27.38% stake in Edelnor, the third-largest producer in the SING system with 681 MW, and with an 18.99% minority interest in Colbún, the second-largest power producer in the SIC system of Central Chile with installed capacity of 1,766 MW and another 70 MW under construction.

The regulatory environment in Chile has remained fairly stable since it was established in 1982. The electricity sector has been fully privatized.

In response to the Argentine gas crisis, in May 2005 the Chilean government approved new legislation related to electricity known as the Ley Corta II, or Law 20.018, which led to a significant increase in regulated prices. SEI benefited from this increase primarily in the SIC system, where according to SCEMP published by ECS in November 2005, node prices reached US$63/MWh in October 2005, which is much higher than the USS$35/MWh generally applied in the first few years of this decade. The SING system was much less affected, as most of the electricity produced in this system is sold to unregulated customers and particularly mining companies.

For its part, the Argentine government has negotiated gas availability commitments with each local producer, guaranteeing:

•

domestic market supplies by concurrently limiting exports to 2003 levels; and

•

application of what are known as interruptible clauses in industrial agreements.

The impact of this crisis on our Chilean activities has been uneven, but SEI will continue to face unpredictable supply conditions. Colbún, which benefits from interruptible contracts, has thus been particularly exposed to the restrictions imposed by the Argentinean government on gas exports.

SUEZ 2005 FORM 20-F | 40

Back to contents

Gasoducto Norandino, 84.7% owned by SEI, owns and also operates a gas pipeline designed to import 3.22 billion cubic meters of natural gas (“intended primarily for power generation”) per year between Argentina and northern Chile. SEI also owns a small gas distribution company, Distrinor, which supplies industrial customers.

In Argentina, SEI has a presence through Litoral Gas, which according to El Ente Nacional Regulador del Gas, or Energas, in Argentina, is one of the country’s four largest gas distribution companies, in which it owns a 64.16% stake, and through Energy Consulting Services, an energy consulting and marketing company, in which it holds a 46.67% stake. The gas sector was fully privatized in the 1990s. The electricity sector has on the whole followed suit in this decade, with the exception of electric companies in some provinces.

The legal environment in Argentina remained uncertain in 2005. The sector is faced with the Government’s growing intervention, illustrated by the expansion of the gas transport system, in which the government is currently instituting a non-traditional system. Apart from a few new provisional agreements entered into with electric companies, no major progress can be reported in terms of the renegotiation of power sector contracts with the government.

The government also plans to invest in hydroelectricity and in upgrading old nuclear power plants that were not completed in order to secure the country’s power supplies in the medium term. However, an energy crisis could arise in the short term owing to the significant increase in demand for electricity and the lack of major private investments over the past few years.

Moreover, there is a growing risk in the short term that a long-lasting inflationary process could emerge, which could affect profitability if rates remain frozen.

In Peru, SEI has a presence through EnerSur in power generation, Cálidda (GNLC) in gas distribution and TIS in retail power sales in the medium and large consumer segment, and has a minority interest in TGP, which owns gas pipelines transporting gas and condensates from Camisea.

EnerSur, in which SEI currently has a 61.73% stake, was the fourth-largest power producer in 2005 with 502 MW of capacity on line. At the end of the year 2005, 130 MW came from the rights to use the Yuncan hydroelectric plant and 173 MW were under construction in Chilca.

There was a strong increase in the use of natural gas in Peru in 2005. Future gas-fired electric power plants should influence the spot market as they are more competitive than diesel-fired plants.

Middle East and Asia

In the Middle East and Asia, SEI’s main presence is in Thailand, South Korea, the Gulf Cooperation Council countries and Turkey.

In Thailand, the scheduled deregulation of the electricity sector has been the subject of critical analysis, given, particularly the problems that arose in California and the blackouts that struck the United States and Europe. Instead of a complete split-off and deregulation of the electricity sector, Thailand has opted to maintain a regulated monopoly and single-buyer model, along with plans to privatize generation and distribution in state-owned enterprises, on the one hand, and additional private participation in new investments in generation, on the other. A new regulatory body was created to oversee the sector. Existing private electricity producers, including SEI, continue to sell their production to industrial customers and to EGAT under the former Independent Power Producers and Small Power Producers systems. The government has transformed EGAT, the integrated generator/single-buyer company, into a trading company and proposed that it be listed on the Bangkok stock exchange. However, this listing has been postponed indefinitely pending a decision by the Supreme Administrative Court, which must rule on the legality of certain procedures implemented as part of EGAT’s transformation into a trading company.

Through Glow Energy, with installed capacity of 1,666 MW and 39 MW of capacity under construction, in which it holds a 69.11% stake, SEI produces and supplies electricity, steam and treated water to approximately 30 large-scale industrial customers in the Map Ta Phut region. Moreover, most of the electricity produced is sold under a long-term contract to EGAT. Glow Energy was listed on the Bangkok stock exchange in April 2005. It also entered into a 15-year agreement to supply electricity and steam in connection with the sale of 40 MW to the new Vinythai facilities, which manufacture vinyl resins and are located in Map Ta Phut.

SEI has a 69.80% interest in the Houay Ho project, a 153 MW hydroelectric plant in Laos. This plant also sells its production to EGAT under a long-term contract.

The launch of a new Independent Power Production program in Thailand was postponed. It should be launched in 2006.

SUEZ 2005 FORM 20-F | 41

Back to contents

SEI also has a 40% stake in PTTNGD Co. Ltd., which distributes natural gas to industrial customers in greater Bangkok. The company is 58%-owned by PTT PCL, Thailand’s national oil, gas and petrochemical company.

In South Korea, little progress was made in deregulating the gas and electricity sector in 2005. Under its current laws, the government granted two companies the right to import gas for their own use. SEI has a 75% stake in Hanjin City Gas, a regulated natural gas distribution company operating in the region covered by its concession, namely the northern metropolitan districts of Seoul and the Kyunggi province.

SEI is present in the Gulf Cooperation Council countries, with a 32.81% stake in UPC, a 288 MW plant in Oman, and a 20% stake in Taweelah A1, a water desalination facility generating 1,360 MW of electricity and 385,000 m3/day of desalinated water. In July 2004, two consortiums in which SEI has stakes won substantial new contracts. In Oman, a consortium in which SEI has a 50% stake won a 15-year contract to build, own and operate a facility capable of generating 586 MW and 150,000 m3/day of desalinated water. The Sohar project should come on line in 2006-2007. In Bahrain, a consortium in which SEI has a 45% stake was awarded a supply contract to build, own and operate a 966 MW plant. This 20-year contract involves providing electricity to the government. The Al Ezzel project in Bahrain should generate its first MWs in 2006. The market for new electricity projects in Gulf Cooperation Council countries was active in 2005. SEI, in partnership with other companies, is considering new projects in this region.

SEI also has a 95% stake in a combined-cycle plant in Baymina, Turkey.

In May 2005, SEI opened a representative office in Bangalore, India, in order to explore the opportunities offered by the large Indian electricity market. The sector is gradually opening up, in compliance with the law enacted in 2003 regarding regulation of the electricity market.

In the People’s Republic of Vietnam and in the Republic of South Africa, SEI has announced its interest in participating in potential independent electricity production projects based on long-term contracts with Vietnam Electricity and ESKOM, respectively.

LNG

LNG trading consists of transporting liquefied natural gas between producer countries and importer countries using an infrastructure and vessels designed specifically for that purpose. SUEZ Global LNG, a wholly-owned subsidiary of SEI based in Luxembourg and London, is responsible for the following:

•

sourcing LNG supply for SEI;

•

executing all of SEI’s short-term LNG trading activities throughout the world;

•

coordinating SEI’s fleet of LNG ships;

•

coordinating LNG supply negotiation for SUEZ;

•

promoting the development of new long-term LNG ventures; and

•

managing all SEI interests in liquefaction projects.

Existing facilities and LNG regasification development projects, as well as some long-term LNG supply agreements, generally operate under the SEI regional entities. For example, the Everett regasification facility, near Boston, belongs to SUEZ Energy North America. Currently SEI operates four LNG ships, with a total capacity of 539,000 m3. For the Yemen LNG supply of 2.5 mtpa, which is planned to come on line in mid-2009, three newly built vessels have been ordered. In Trinidad and Tobago, SUEZ Global LNG manages a 10% interest in Atlantic LNG 1, which owns and operates one of the three existing liquefaction trains, with a production capacity of 3.3 million tons of LNG per year. Atlantic LNG 1 shareholders also own the rights and related privileges to future expansions of liquefaction trains, but only up to a possible sixth train. SEI is not a co-investor in lines 2, 3 and 4.

SUEZ Energy Services

Regulatory environment

Regulatory restrictions related to the rational use of energy and to greenhouse gas emissions are intensifying at both the European and national levels.

SUEZ 2005 FORM 20-F | 42

Back to contents

This regulatory trend, combined with increased energy prices, provides SES with opportunities for growth. These regulations are first imposed on SES’s customers, which are therefore increasingly in need of the services of thermal and environmental experts to design, build and manage their power generation facilities under the best financial conditions.

Engineering

Tractebel Engineering is one of the leading engineering consulting firms in Europe. It designs sustainable and innovative solutions that meet the needs of the following sectors:

•

electricity: combined-cycle plants, wind energy farms, hydroelectric plants, nuclear power plants, radioactive waste treatment facilities, electricity transport infrastructures, and energy systems;

•

gas and industry: gas transport, treatment and storage facilities; decentralized production of energy and working fluids; and

•

infrastructures: high-speed lines, multimodal platforms, navigable waterways and port infrastructures, dams, complex buildings and structures, and integrated urban development.

Tractebel Engineering maintains a permanent presence in more than 20 countries and offers a wide range of services throughout the life cycle of facilities, allowing its customers to choose between customized services or a complete package of services.

Facilities and associated services – construction and maintenance

Through subsidiaries such as Axima, Endel, Ineo, Fabricom GTI and GTI, SUEZ Energy Services builds and provides maintenance for electrical, mechanical and HVAC facilities for industry, the services sector and buildings as well as major infrastructure works. The division also provides services associated with these activities:

•

in proximity businesses, our entrepreneurial culture is reflected in service to customers close to their facilities and their needs and enhanced by access to the leverage of a European network and the complementarities of the various services offered;

•

in specialty businesses, development is supported by a high degree of proficiency in basic technologies, in order to offer state-of-the-art developments and thus support customers as they evolve technologically;

•

lastly, in large projects, by using specialized and multilingual teams, SUEZ Energy Services implements, mainly in the international chemicals/petrochemicals and oil and gas sectors, a specific methodology for project and contract management.

Project management remains a key factor in the facilities and associated services activities: strict control of bids and costs and contractual proposals throughout execution will determine the final profitability of each project.

Energy services – optimization and operations

Experts in energy services solutions created to provide delegated management and outsourcing, Elyo and Axima Services offer comprehensive and innovative solutions to highly diversified customers, including businesses, local governments, residential and industrial site managers. Elyo and Axima Services design and implement long-term, effective and all-inclusive solutions with guaranteed results, while remaining environmentally friendly:

SUEZ 2005 FORM 20-F | 43

Back to contents

•

management of the energy and utilities required in industrial processes;

•

management and maintenance of thermal and technical equipment;

•

management of local energy networks; and

•

facilities management.

With a wealth of expertise as integrators and enjoying strong local relationships, Elyo and Axima Services intend to consolidate their European leadership positions by taking advantage of the growth opportunities afforded by cost optimization, the reorientation by companies towards their core businesses, the opening up of the energy markets and the recognition of environmental restrictions.

Apart from traditional technologies, Axima Services has expanded its services to airport technologies, baggage sorting systems, boarding bridges and aircraft approach systems.

Markets and Competition

The production and marketing of electricity and the marketing of gas are sectors of activity which are largely open to competition in Europe and the United States. However, activities which constitute natural monopolies like the transport of electricity and, to some extent, the transport of gas, are strictly regulated. Elsewhere in the world, with just a few exceptions, markets are less open to competition and international players operate in more regulated environments, usually under long-term contracts.

In Europe, the main competitors of Electrabel and Distrigas on markets open to competition are: in electricity, the German companies E.ON and RWE, the French company EDF and the Italian company ENEL; in gas, all the major gas companies such as Ruhrgas and Gasunie. New competitors are also emerging, such as the large European gas producers and other players specialized in marketing activities, like the British company Centrica which has become established on the Belgian market. With respect to Fluxys, one of the major new requirements to emerge from the transposition into Belgian law of the 2nd European gas directive is the official designation of one or more network managers. The new Belgian law on gas defines the procedure for the official appointment of an entity to manage the natural gas transport network as well as the natural gas storage facilities and LNG terminaling facilities. This appointment is valid for a period of 20 years. As they hold the relevant authorizations to transport natural gas, Fluxys and Fluxys LNG will seek to be appointed as the network managers.

We also have a development policy for LNG. With SUEZ LNG NA and Fluxys, SUEZ is the only group to own LNG terminals on both sides of the Atlantic. It also holds an equity interest in a liquefaction plant in Trinidad, which provides great arbitrage capabilities. SUEZ estimates that this segment of the gas sector needs to develop quickly, especially given the decline in gas reserves in the United States and the on-going improvement of technologies.

In some regions of the United States, electricity markets are currently suffering from an excess of installed capacity, exacerbated by a slowdown in the deregulation process. In the short-term, “spark-spreads” are too low in some areas for electricity producers to obtain a profit higher than their capital costs when they trade on the spot market. It is difficult to foresee whether in the mid-term, growth in demand and the decommissioning of obsolete power plants will successfully absorb the excess capacity.

While a resurgence of electricity generation using coal and nuclear power could constitute an additional threat for the long-term profitability of combined cycle power plants against a backdrop of high gas prices, the political and environmental issues tied to these fuels are obstacles that will be difficult to overcome, especially in markets such as the Northeastern United States. Nuclear energy continues to suffer from the negative reputation it gained in the 1970’s, although the industry has continued to operate its existing fleet of plants, largely without incident. The government has adopted a limited program of incentives aimed at commercializing integrated coal gasification technology; however, its high capital costs and operational inflexibility should prevent significant development of this technology. A threat could arise from the easing of siting obstacles for new transmission lines that could connect existing and/or proposed coal-fired facilities located away from densely populated areas, with those markets.

In 2005, two LNG receiving terminals to be located in the Canadian Maritime Provinces and intended to service the markets of New England were approved by the US government. Since these terminals are located upstream from the gas pipeline of the Maritime Provinces, the effects that these terminals will have on the price of gas in New England remains highly uncertain. A project involving an LNG terminal in South-East Massachusetts was awarded a FERC license. However, the project faces significant problems associated with location and the provisions of the most recent legislation on energy, which will block traffic to the site. Its success has therefore been compromised. The FERC rejected another application concerning an LNG terminal project in Rhode Island.

SUEZ 2005 FORM 20-F | 44

Back to contents

Demand for energy has continued to grow steadily in most countries of South America. Reserve margins have declined in all markets of the South Cone and are now approaching their limits, except in Brazil which will maintain a sufficient reserve capacity for at least a few more years.

As a general rule, prices increase as a result of fuel price changes, but the conditions specific to each market differ significantly. The Pacific axis of Chile and Peru remains more orthodox and prices tend to be influenced by hydrological conditions, fuel trends, the cost of new expansions and related technologies. On the Atlantic coast in Brazil and Argentina, the authorities moved successfully to limit price increases. Priority was given to preventing or delaying these price increases, at least for existing power plants. Specific and complex provisions have been created to stimulate new developments.

Demand for gas has increased substantially in all markets as a result of economic growth and because gas offers an alternative to liquid fuels. In Peru and Brazil, oil companies have continued to make investments. However, their Argentinean and Bolivian counterparts have been forced into a holding position, due to government intervention and a lack of clear rules for the future. This situation has resulted in a fragmented market and only partial satisfaction of the demand in Chile, Uruguay and Argentina.

In the Middle East and Asia, most countries apply different forms of regulation to the electricity and gas markets, resulting in a single centralized company acting as the buyer for independent power producers. Some countries like China and India have taken the initial steps to split up the sector, but transparent rules that would ensure free and fair competition have not yet been put into place. Even though the demand for energy in this region is generally high, in the short term, viable opportunities for foreign investors are limited and are essentially related to new projects for the independent production of water and electricity in the Middle East, a region known for the clarity of its regulatory framework, and a two-year electrical project in South-East Asia.

Since SEI is a diversified company operating in several countries and in many segments of the electricity and gas value chain, its competitors are as numerous as they are diverse and often include local government-owned businesses and national operators. The international operators AES, Endesa and International Power, usually emerge as our competitors in several countries. It is important to note, however, that the current number of players at the international level has declined significantly in recent years; a number of US and European companies opted to refocus on their respective historical markets, following difficulties in their national markets or with investments in the distribution of electricity to households, a segment in which SEI does not operate. Companies from Japan, Hong Kong, Malaysia, and Singapore, which participated in projects under long-term contracts in their country of origin, are increasingly trying to export these types of contracts abroad. With the free flow of capital, financial investors attracted by the low risk and profitability of the programs in question, are increasingly looking for regulated or fixed return energy projects and acquisitions.

Oil and gas companies like ExxonMobil, Shell, BP, Total and BG Group have emerged as major competitors for LNG activities on the Atlantic basin.

SUEZ Energy Services essentially operates in Europe. SES is ranked number one in France, Belgium and Holland, has a strong position in neighboring countries, and offers an base for expansion into countries located further away, such as Central Europe.

Since its three market segments, Industry, Services, which includes collective housing, and Infrastructure, have different economic cycles, SES has relatively little exposure to risks related to economic changes.

Although the Industry market segment is experiencing stagnation in its investments, this segment offers growth opportunities for targeted service activities, which benefit from the outsourcing trend, the strengthening of environmental constraints and the search for efficient energy.

The development of public/private partnerships, especially in the Services market segment, is a favorable factor for the development of operations at facilities and services.

Finally, the Infrastructure market segment remains attractive due to numerous initiatives taken by local authorities to improve mobility and security. SUEZ Energy Services is recognized as a major player in this market through niche activities in transportation and intelligent security technologies.

Its balance of activities, with 50% in production facilities and related services, 44% in services and 6% in engineering, SES holds a unique portfolio in the European market which sets it apart from its competitors.

Its competitors are generally smaller in size and include, most notably, Vinci Energies, ACS, Cegelec, Amec-Spie and Imtech for operations at facilities and Dalkia, Cofatech and RWE Solutions for service-related activities.

SUEZ 2005 FORM 20-F | 45

Back to contents

The complementary nature of our different divisions is also an advantage for SUEZ Energy Services when, for example, it is called upon to provide services, supply electricity and gas to a deregulated market and/or provide services related to water and waste services.

ENVIRONMENT

Through our SUEZ Environment division, we are involved in the full water and waste cycle. We produce drinking water, distribute it to consumers, collect and treat wastewater, and manage and recover the waste resulting from household and industrial activities: SUEZ Environment provides the services and equipment that are essential to human life, to human health and to the protection of the environment.

SUEZ Environment seeks to be the benchmark player in the regions of the world in which it is present. Being the benchmark player means that the company is consulted by market players of their own accord and that it is recognized by its customers for its know-how and expertise.

SE continued its profitable growth in 2005, following through on its action plan by improving operating profitability, controlling investments and reducing risks.

Organization and key figures

The following table presents comparable revenue and employee figures for the Environment businesses, for the last two fiscal years.

(in € millions, except employee data)	Year ended
	Dec. 31, 2005	Dec. 31, 2004
Sales revenues	11,089	10,537
Number of employees	72,130	72,781

Organization

Delegated water and sanitation management, water treatment engineering and waste collection and treatment activities are consolidated within SUEZ Environment. These activities are divided into the following four business units:

•

Europe Water;

•

Europe Waste Services;

•

International Water and Waste Services; and

•

Degrémont.

Water Europe

Water Europe had sales revenues of €3.5 billion in 2005. Europe is a priority water market for SUEZ Environment.

Lyonnaise des Eaux France represents 50% of European sales, with the balance generated primarily in Spain through partnership with Aguas de Barcelona, or Agbar.

SUEZ Environment is also present in the high growth potential markets of Germany, through Eurawasser, and Italy, through Acque Toscane and Nuove Acque.

Waste Services Europe

Waste Services Europe had sales revenues of €4.6 billion in 2005. SUEZ Environment is focused on the following subsidiaries: SITA France and its subsidiaries, including Novergie and TERIS for hazardous waste, SITA UK, SITA Deutschland, SITA Nederland, SITA Sverige in Scandinavia and SITA Belgium.

SUEZ 2005 FORM 20-F | 46

Back to contents

Water and Waste Services International

Water and Waste Services International had sales revenues of €2.1 billion in 2005. Outside the European Union, SUEZ Environment conducts business in 15 countries, but has focused primarily on building a strong presence in Central Europe and in the following four countries: the United States, Mexico, Morocco and China.

As the Water and Waste Services activities share a common structure, they are able to implement operating cost synergies on the ground, provide joint offers and, depending on the country, make use of the commercial development already accomplished by each business.

Degrémont

Degrémont, a wholly-owned subsidiary of SUEZ Environment, specializes in water treatment stations. Degrémont had sales revenues of €0.9 billion in 2005.

Degrémont is organized according to the market, and thus the Europe business line and the International business line are each profit centers and have their own sources of funds for marketing, work sites and services. Sharing engineering capabilities and expertise and implementing a network of local associates such as technical directors, executive directors, and others, and a global network of engineering offices in India, China, Chile and Europe, allows the business lines to free themselves from geographic location and to mobilize all the Group’s resources based on business needs. A new business line was created in January 2005 to support growth in equipment sales by specialized subsidiaries such as Innoplana, Ozonia, Aquasource and Infilco Degrémont.

Strategy and Commercial Development

SUEZ Environment is continuing its policy of mainly controlled, selective and profitable growth.

On the strength of its number two position in the environmental services sector in Europe, SUEZ Environment believes that its proven experience, competitive positioning, and size each work to its advantage, allowing it to build on its success while making the best use of available external financing, such as European funds and bilateral aid, to fund infrastructures and/or partnership agreements with local companies.

Thus, in October 2005, SUEZ Environment, through its Ondeo Services Italia subsidiary, increased its stake in the capital of ACEA SpA, one of the leading Italian companies active in the environment and energy sector. SUEZ Environment and its partners provide drinking water and sanitation services to 1,150,000 residents of Italy and Degrémont has built more than 550 water treatment plants in Italy.

Outside the European Union, SUEZ Environment has focused primarily on the United States, Mexico, China, Australia and Morocco. SUEZ Environment’s first challenge in these countries is to consolidate its positions and optimize profitability before considering new developments.

In Brazil, although the household waste collection agreement with the city of São Paulo came to an end, Vega, a SUEZ Environment subsidiary, was awarded the twenty-year concession to collect and treat municipal waste for one part of the city.

In the rest of the world, we are, with the support of international financial institutions, considering very selective growth that meets its self-imposed profitability and risk reduction requirements, particularly in emerging countries. The Algiers agreement is a good illustration of this strategy. On November 28, 2005, SUEZ Environment and the Algerian authorities signed an agreement to manage drinking water and sanitation services for the city of Algiers, serving 3.5 million inhabitants.

In 2005, SUEZ Environment continued its active asset portfolio management.

LYDEC confirmed its local presence in Morocco. SUEZ Environment and its Moroccan institutional partners RMA Wataniya and Fipar Holding (CDC Group) listed 14% of the company’s capital in July 2005. This listing was particularly well received by Moroccan investors. SUEZ Environment and Elyo remain 51% shareholders of LYDEC.

In Jakarta, rate adjustment negotiations resulted in an addendum to the concession agreement entered into between PT PAM Lyonnaise Jaya and its customer on December 24, 2004, providing for an automatic half-yearly rate revision. PT PAM Lyonnaise Jaya was therefore able to obtain an 8.3% rate revision in January 2005 and another 9.5% revision in July 2005. In addition, PT PAM Lyonnaise Jaya’s US$-denominated debt was refinanced in July 2005 through an IDR 650 billion bond issue of approximately US$67 million.

In Chile, SUEZ Environment and its partner Agbar listed a 43.4% stake in Inversiones Aguas Metropolitanas on the Santiago exchange in November 2005; SUEZ Environment’s residual equity percentage in IAM is now 14.4%.

SUEZ 2005 FORM 20-F | 47

Back to contents

Order intakes at Degrémont were once again strong during the year, as indicated by the US$260 million contract it won in Qatar in December 2005 to design, build and operate a wastewater treatment station, and by the contract it won in April 2005 to design, build and operate the first desalination plan in Australia, worth €380 million for 25 years. With its references at Fujairah (170,000 m3/day) in the United Arab Emirates, Wadi Ma’In in Jordan, Curaçao, Dutch West Indies, and more recently, Minera de la Escondida in Chile, and thanks to its long-standing experience operating this type of facility, Degrémont has thus confirmed its ability to provide optimized reverse osmosis desalination solutions. Degrémont will pursue development in its equipment service and sales activities, which represent its two engines for growth.

Significant events

January 2005

•

SUEZ Environment takes action to assist the populations devastated by the Tsunami in South-East Asia. More than 100 volunteers from PT PAM Lyonnaise Jaya, Degrémont and Aquassistance are mobilized and over 12 tons of equipment sent to the island of Sumatra.

•

SITA France teams up with Airbus and SOGERMA to carry out a project to dismantle airplanes at the end of their life cycle in Tarbes.

•

Through the acquisition of Applus Danemark, Agbar becomes the first private operator in the Danish Inspection and Certification market.

•

SITA UK wins a new 16-year contract for selective collection and urban waste services in London for the borough of Kensington & Chelsea, worth annual revenues of €18 million.

February 2005

•

In Canada, SUEZ Environment sells Matrec Inc., a waste services company, to Transforce.

March 2005

•

SDEI, a subsidiary of Lyonnaise des Eaux, renews its delegated services contracts for sanitation and water with the Syndicat des Eaux Rhône Ventoux for a term of 8 years, worth total revenues of €70 million.

•

Degrémont signs a contract to build two purification stations at Arcachon for €31 million.

April 2005

•

Degrémont signs a 25-year contract with the Regional Water Authority of Western Australia to build and operate the first reverse osmosis seawater desalination plant in the city of Perth, worth a total of €380 million.

•

SUEZ Environment transfers its 25% equity interest in Northumbrian Water Group plc to Ontario Teachers, a Canadian pension fund, for €377 million.

•

In Manila, the Court of Quezon City approves the recovery plan signed between the creditors of Maynilad, the shareholders and the contracting authority, MWSS.

May 2005

•

SITA Deutschland inaugurates the mechanical and biological waste treatment plant in Cröbern, with a capacity of 300,000 tpa, in western Germany.

June 2005

•

SITA France wins the Paris Airports contract at Roissy Airport, worth €5.7 million.

•

United Water signs three new operation and management water contracts, a non-regulated activity, in Glynn County (Georgia), Durham County (North Carolina) and Carthage (North Carolina), in the United States.

•

Degrémont wins 7 contracts to build and operate on the African continent, worth a total of over €100 million (in Morocco, Algeria, Tanzania, Congo and Nigeria).

SUEZ 2005 FORM 20-F | 48

Back to contents

•

SITA Sud inaugurates its platform for the biological recovery of sludge and fermentable fractions of household waste located at Entraigues-sur-la-Sorgue.

•

SITA Deutschland GmbH inaugurates a waste incineration plant in Zorbau with a capacity of 300,000 tpa close to Leipzig.

•

SITA Polska opens the landfill site in Ryman.

•

Lyonnaise des Eaux renews its water concession and sanitation contracts with the Communauté de l’Agglomération Creilloise for a term of 12 years and cumulative total revenues of €90 million.

July 2005

•

Lydec, the first management company to be awarded a delegated public service contract in Morocco, is listed on the stock exchange for the equivalent of 14% of its capital. SUEZ now holds 51% of the company’s capital alongside institutional investors and the general public in Morocco.

•

Safege joins forces with Tractebel Development Engineering and secures a European framework contract for hydraulic infrastructures and transportation, representing approximately 150 assignments worth an average of €100,000 each, over a period of 48 months.

•

SITA CZ starts construction of the depollution site in Spolana, a chemical industrial complex located north of Prague. This site will account for the treatment of over 35,000 tons of contaminated material, especially material contaminated by dioxins.

•

PT PAM Lyonnaise Jaya floats a fixed-rate bond issue on the local Indonesian market, worth IDR 650 billion, with maturities ranging from two to seven years.

August  2005

•

VEGA renews the waste collection contract for the city of Sao Isodro, Peru, for a term of 10 years, worth cumulative revenues of €36 million.

•

Lyonnaise des Eaux renews a delegated public services contract for water with the municipality of Le Vésinet for a term of 18 years, worth cumulative revenues of €34 million.

September 2005

•

SITA France and Airbus inaugurate a platform for waste management at an industrial site in Toulouse.

•

Lyonnaise des Eaux renews a delegated public services contract for water with the Verneuil-Vernouillet syndicate, for a term of 20 years, worth cumulative revenues of €29 million.

•

Lyonnaise des Eaux renews a contract with the City of Nice to manage rainwater sewers for a term of four years.

•

Lyonnaise des Eaux signs a 20-year concession contract with the municipality of Vallauris Golfe-Juan worth cumulative revenues of €80 million which involves the management of sanitation services and the construction, for an investment of €29.5 million, and operation of a treatment plant.

•

VEGA wins a concession contract for waste collection in Rio Grande, Brazil for a term of 20 years, worth revenues of €62 million.

October 2005

•

Through Ondeo Services Italia, the Group increases to 8.6% its equity interest in ACEA SpA, whose majority shareholder is the city of Rome.

•

In Paris, SITA France wins the third lot for the collection of household waste, in the administrative divisions of the 10th, 18th and 19th arrondissements, worth revenues of €17 million over four years.

•

SITA NL renews its contract with the commune of Arnhem for the collection of household waste over a period of four years, worth cumulative revenues of €15 million.

•

SUEZ Environment signs a strategic partnership with the municipality of Chongqing, China, for water, through its Sino-French subsidiary.

•

Ondeo Industrial Solutions signs a contract for wastewater treatment at the Atofina platform in Villers-St Paul for a term of 10 years, worth cumulative revenues of €26 million.

•

Lyonnaise des Eaux renews its delegated public services contract for drinking water in the Dunkirk area for a term of 12 years, worth cumulative revenues of €140 million.

SUEZ 2005 FORM 20-F | 49

Back to contents

November 2005

•

SUEZ Environment and the Algerian authorities sign a management and operation contract for the water and sanitation service in the city of Algiers, for an initial term of 5 years, worth a total of approximately €120 million.

•

Agbar sells 60% of its equity interest in the construction company ACSA.

•

SUEZ Environment and Agbar list IAM, the majority shareholder company of Aguas Andinas in Chile, on the Santiago stock exchange and sell 43.4% of shares to local and international investors. SUEZ Environment’s residual equity stake in IAM now amounts to 14.4%.

December 2005

•

Degrémont teams up with the Japanese group Marubeni to secure a contract awarded by the Public Works Authority in Qatar, to design, build and operate the wastewater purification plant in Doha-West, for a term of 10 years, worth a total of US$260 million.

•

Novergie signs a delegated public services contract with Clermont-Ferrand for a term of 20 years and an investment of €128 million. This contract involves the creation of a multi-channel complex for waste treatment.

•

Novergie announces that all its incineration plants were in compliance with the European directive for waste incineration.

•

SITA France renews its waste management contract with the city of Dijon and is authorized to operate the community’s future recycling center for a term of five years, worth a total of €53 million.

•

As part of a consortium, Degrémont wins a contract to build and operate an urban wastewater treatment plant in Csepel, Budapest over a period of four years, worth total revenues of €290 million.

January-February 2006

•

SITA UK is selected as a preferred bidder for a contract to manage all household waste in the county of Cornwall for a term of 30 years, worth total revenues of €730 million.

March-April 2006

•

The Argentinean Government proceeded on March 21, 2006, by decree, with the termination of the concession contract of Aguas Argentinas, citing faults of the concessionaire. The decision of the Argentinean authorities in particular resulted in the suspension of the payments of the company which requested on April 28 to benefit from Concurso Preventivo (comparable with the bankruptcy administrative proceeding in France and which involves the provisional suspension of the proceedings). On April 20, 2006, Aguas Provinciales de Santa Fe has challenged the validity of the administrative decree terminating the current concession contract. ICSID arbitration procedures in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing.

Business Activities

In light of our desire to systematize and accelerate the rationalization of its industrial processes, the description of activities is presented according to business line (water, waste services, etc.) rather than in the format of the management organization matrix implemented when SUEZ Environment was created.

SUEZ 2005 FORM 20-F | 50

Back to contents

WATER

Integrated management of the water cycle

SUEZ Environment provides water and sanitation services in 23 countries. According to the Masons Water Yearbook 2004-2005, SUEZ Environment is ranked second in European Management Services, providing 31 million people with drinking water and 18 million with sanitation services. It carries out 76% of its business in the European Union, which remains the main focus of its business and development.

Through Lyonnaise des Eaux, Eurawasser, Agbar, LYDEC, United Water, Sino French, Ondeo Industrial Solutions, Degrémont and Safège, SUEZ Environment covers the entire value chain of the water cycle:

•

studies and master plans, modeling of underground resources, project management;

•

engineering, design, construction and operation of water treatment plants; and

•

operation and delegation of services: on behalf of municipalities, other local authorities and industrial companies, SUEZ Environment manages the catchment, treatment and distribution of drinking water, as well as network maintenance, the collection and treatment of municipal and industrial wastewater, the conversion of sludge from purification activities, the collection and treatment of rainwater and customer relations.

Its activities also include meter reading and the collection of payments from end users, and vary according to the nature of customers and the country. We are supported by an advanced research center which allows it to offer long-term partnerships and solutions adapted to the needs of its customers.

We are generally party to the following types of contracts:

•

contracts for the management and maintenance of water and sanitation facilities financed and built by local authorities, in which a SUEZ subsidiary is designated as the operator for a period that usually ranges between 5 and 20 years, and the local authority is billed for the services provided;

•

concession contracts, under which we ensure the construction and financing of new capital investments, in addition to providing distribution, maintenance and management services. For existing facilities, we assume responsibility for renovations and possible extensions, and services are usually billed to end users. When one of our subsidiaries builds water purification and management facilities, it usually runs the operations for periods of between 20 and 30 years, after which the facilities are transferred to the local authorities. In some cases, we may also own the assets involved. In addition to government concessions, we also operate throughout the water value chain on behalf of industrial customers.

France

In France, local authorities are responsible for the distribution and management of drinking water as well as for the collection and treatment of waste water. They may delegate all or part of these activities to private companies as part of concession or operations management contracts. The industry therefore estimates that private companies provide distribution services for drinking water, and thus bill users for water and sanitation services, to approximately 74% of the population, according to Les services collectifs d’eau et d’assainissement en France, Economic social and technical data – BIPE/SPDE July 2005. In the wastewater sanitation market, both collection and treatment, roughly 58% of the population is served by private companies and 42% by municipalities. However, actual revenues earned by private companies for providing water and sanitation services to the general public amount to only 38% of the water market in France. Of the remaining 62% of actual revenues, roughly 44% are received by local authorities and approximately 18% are taxes and royalties collected on behalf of government and water agencies.

Lyonnaise des Eaux France, a subsidiary of SUEZ Environment, is the second largest private operator in the French market, according to the Masons Water Yearbook 2004-2005.

The term of our contracts in France for both water distribution and water purification services is generally between 10 and 20 years.

European Union

In Spain, SUEZ Environment holds an equity interest of 25.8% in Aguas de Barcelona, or Agbar, which is the largest player on the Spanish market in water distribution and listed on the Spanish stock market. Agbar is also established in South America, particularly in Argentina, Chile, Colombia and Uruguay, and the majority of projects which SUEZ conducted in South America were completed in partnership with Agbar.

SUEZ 2005 FORM 20-F | 51

Back to contents

In Italy, we are established in Tuscany, primarily in Pisa, in partnership with ACEA, and in Arezzo. In October 2005, Ondeo Services Italia, a subsidiary of SUEZ Environment, acquired an additional stake of 3.62% in ACEA, increasing our equity interest in ACEA to 8.6%. Additional share redemptions at the end of the year further increased this interest to 8.8% as at December 31, 2005.

In Germany, we are present in Rostock and Cottbus in particular, essentially through water and sanitation concession contracts.

In the United Kingdom, we sold our minority interest in Northumbrian Water Group to the Ontario Teachers’ Pension Plan in April 2005. This transaction completed SUEZ Environment’s divestment of its stake in Northumbrian Water Group, first acquired in May 2003.

For several years now, SUEZ Environment has been operational in some of the ten new Member States of the European Union. We provide drinking water and sanitation services to several regions of the Czech Republic, where we have been established since 1993, and supply drinking water to Budapest, Hungary, in partnership with RWE; we have also operated in two other Hungarian cities since 1994 and in Trencin, Slovakia since 1999. We manage a contract for the construction and operation of the Maribor purification station in Slovenia.

Worldwide

In the rest of the world, SUEZ Environment provides services related to drinking water and sanitation in partnership with local investors, local authorities, affiliated companies or businesses majority-owned by local interests. In the area of water management, our revenues outside the European Union amount to roughly 25% of total sales. Concession contracts outside France are usually for a term of between 25 and 30 years.

In Morocco, we secured a concession contract in 1997 for a term of 30 years involving water distribution, sanitation services, and the supply of electricity to approximately 3.5 million consumers in Casablanca. We were also awarded an operation and maintenance contract in Amman, Jordan, and won a similar contract in Tripoli, Libya, at the end of 2002.

In the United States, over 80% of water-related services are provided by municipal or government agencies which are increasingly interested in forming partnerships with private operators for the supply of drinking water and sanitation services. We are active in this market through United Water, which we estimate to be the second largest in the non-regulated market in terms of revenues and the third in the regulated market, with 82 subsidiaries. Its main activity is the supply of water to users in areas where its regulated services subsidiaries have franchises or other licenses to provide these regulated market services. United Water is established in eighteen States, particularly in the eastern and central parts of the United States. In the deregulated sector, United Water provides water distribution and sanitation services under operation and management contracts concluded with municipal authorities.

In South America, SUEZ Environment has served up to 20 million people. Argentina was the first South American country to call upon private operators to manage its water services and we entered the market via Aguas Argentinas in 1993, the year that it won a concession to provide water and sanitation services to 7.9 million consumers in Buenos Aires for a period of 30 years. We also hold thirty-year concession contracts in Santa Fe and Cordoba. Despite the difficulties experienced after the devaluation of the Argentinean peso and the non-application of contractual price increases, we maintained our operational presence under these three Argentinean contracts and opted to start international arbitration proceedings as well as negotiations with the licensing authorities and the banks, in order to exercise our contractual rights and try to re-establish the economic and financial balance of the contracts. However, when it became clear that it would be impossible to obtain a positive conclusion to these negotiations, we and the other European shareholders of these Argentinean companies decided to request the termination of the Aguas de Santa Fe concessions in May 2005, and the Aguas Argentinas concession in September 2005. See also Note 39 to our Consolidated Financial Statements and Item 8.A.

SUEZ Environment also supplies water services to Limeira and Manaus in Brazil.

In Asia, we are present in China via 18 subsidiaries associated with local authorities that produce drinking water. We operate through different types of contracts such as Build Operate Transfers, or BOTs, for the construction and restoration of water treatment plants, and concessions. We also manage a 25-year concession contract to manage water resources in Macao.

SUEZ 2005 FORM 20-F | 52

Back to contents

The world expert in water purification

With Degrémont, a 100%-owned subsidiary, SUEZ Environment is one of the major world players in the engineering of urban wastewater treatment. Degrémont ensures the design, construction and sometimes the operation of water treatment facilities, including:

•

drinking water production plants;

•

wastewater treatment plants;

•

reverse osmosis desalination plants; and

•

sludge treatment units.

Degrémont provides the entire range of services for the turnkey delivery of a facility, particularly engineering services, construction, work site management and the start-up of equipment. Since it was created in 1939, Degrémont has built over 10,000 water treatment plants around the world. With the growth of urban populations, requirements for both water quality and sanitation have increased, resulting in growing demand for water treatment infrastructures.

Increasingly, Degrémont’s international development strategy is based on strict criteria which ensure a balanced contract and a carefully weighted distribution of risk among all stakeholders.

WASTE SERVICES

The range of activities carried out by SUEZ Environment in waste services under the SITA brand and through its subsidiaries SITA France, Novergie, Terralys, Teris, SITA Deutschland, SITA Belgium, SITA Sweden, SITA UK, SITA Australia, Swire Sita, etc., has expanded to keep up with regulatory, technical and economic changes as well as increasingly specific requests from customers. In Europe, this has meant developing processes related to waste re-use, recycling, physical recovery, waste-to-energy recovery and the depollution/rehabilitation of industrial sites; in Asia Pacific, the development of reliable processing and development facilities for urban services; and in South America, the adoption of environmental standards. In terms of revenue, we estimate, based on information published by competitors, that SITA is the world’s third largest player in this market, and the largest in Europe.

We are not only active in waste collection, but also in recycling and the treatment of all forms of waste, including physical and waste-to-energy recovery, stabilization and storage. As a pioneer in the selective collection of household waste in the 1990s, SUEZ Environment owns a fleet of approximately 11,500 heavy vehicles adapted to all types of waste collection: selective collection of packaging, large objects, hospital waste and industrial waste.

We are also conducting trials for on-board computerized weighing and identification for various applications, including optimizing collection runs and management of billing based on the weight of the waste.

In 2005, we collected 24.0 million tons of household waste, non-hazardous industrial waste and medical waste.

Before any treatment of the waste, 199 sorting and conditioning centers ensure the delivery of ready-to-process waste material to the various divisions. Specialized in the sorting of household waste and industrial packaging, the sorting centers are the cornerstone of the recycling economy: they provide recyclers with a regular, high-quality supply while providing waste generators with a continuous supply of regulated waste. In 2005, these centers received 7.4 million tons of waste, including 4.9 million tons of recyclable material.

The natural process of degradation and oxygenation of organic materials is reproduced on an industrial scale at 97 SUEZ Environment composting platforms using varying degrees of technical sophistication, depending on whether the material received is “green” waste or sludge from purifying stations. In the latter case, additional technical investments are made to ensure the deodorization of the process and the hygienization of the product. In 2005, the Group composted 1.3 million tons of organic waste.

At the end of 2005, SUEZ Environment consolidated all its activities and expertise relating to sludge treatment in France under one operational entity called Terralys, which offers a range of additional processes and the multi-disciplinary expertise of Group companies.

Through 49 facilities around the world, including 47 with waste-to-energy conversion capabilities, SUEZ Environment applies its expertise in the incineration of urban waste, in France through Novergie, and in Belgium, the United Kingdom and Taiwan. This activity is subject to several regulatory restrictions aimed at reducing the impact of processes, such as smoke emissions and the production of bottom ash, and recovering the energy produced by burning waste in the form of heat and/or electricity. In 2005, 6.0 million tons of household waste, non-hazardous waste and medical waste were incinerated.

SUEZ 2005 FORM 20-F | 53

Back to contents

Storage is the main processing operation in many countries. SUEZ Environment manages 170 landfill sites. Upstream, the search for a site must meet the requirements of imprescriptible specifications, concerning, most notably, soil quality, avoidance of contact with groundwater, and distance from residential populations. During the operational phase, all changes are planned and controlled, effluents such as biogases and leachates are captured, converted or eliminated, and the environmental parameters are measured on a very regular basis. When they are decommissioned, these sites continue to be monitored for thirty years. SUEZ Environment operates centers around the world and in 2005, 24.8 million tons of waste were received by the company’s landfills.

Expertise in the treatment of toxic waste extends to incineration by different subsidiaries of SUEZ Environment: Teris and Teris North America, 100%-owned subsidiaries of SUEZ Environment, and SPOVO in the Czech Republic. In the Shanghai Industrial Chemical Park site in China, SUEZ Environment and its local partners won a BOT contract in March 2003 for an incinerator of hazardous industrial waste. Moreover, activities related to the storage of toxic waste in class I centers in France are carried out by SITA FD, a 100%-owned subsidiary of SUEZ Environment, and by Essensis in Brazil. SUEZ Environment can therefore offer its customers solutions adapted to all types of hazardous industrial waste, from the conditioning of 100 grams, which it would provide in the case of hazardous household waste or laboratory waste, up to several hundred tons of material. In 2005, 2.4 million tons of hazardous industrial waste were processed, including pre-treatment on ad-hoc platforms, stabilization and storage in class I centers, incineration of heavily chlorinated or sulphurized waste, and co-incineration at cement plants. This latter expertise saved 269,000 tons of oil equivalent fossil fuels.

Through its sanitation and industrial maintenance activities, SUEZ Environment provides local authorities, individual and industrial customers with services related to sanitation, industrial clean-up, particularly after factories are decommissioned, and collection of hazardous industrial waste as well as more specific services such as oil-related activities, network management and cleaning of water towers. The Group has also developed recognized expertise in the area of depollution and conversion of industrial sites. The SITA Agora projects for the depollution and conversion of the Metaleurop site in Pas-de-Calais as well as the Spolana project north of Prague in the Czech Republic are prime examples.

Finally, urban waste services are a concern for local authorities and a health necessity. Services provided by SUEZ Environment in this area include mechanical and manual sweeping, maintenance of street furniture, removal of posters, graffiti and snow, clean-up of beaches, maintenance of garbage bins, and running awareness campaigns. Depending on the country, additional services may also be offered, such as the maintenance of parks and municipal green spaces.

Regulatory Environment

SUEZ Environment operates its water and waste services in Europe and the United States under a highly structured regulatory framework. Environmental regulations are clearly changing, especially in China and Brazil.

The regulatory environment can be divided into three levels:

•

regulations governing the awarding of contracts;

•

regulations governing activities; and

•

environmental responsibility.

Regulations governing the awarding of contracts

In France, there are two main models of government contracts.

•

Delegated public services contracts are governed by the Sapin Act of 1993, which defines the applicable procedures for awarding such contracts. They are usually used for water-related services. Communities, generally comprised of “communes” or groups of communes, can choose between direct management by local government and the total or partial delegation of management to a private company. The delegated management services contract defines the respective obligations of the delegator and the delegate as well as the price structure; it does not include provisions regarding a transfer of the ownership of existing assets to the delegate, who operates simply as the manager. Since the Mazeaud Act of 1995 was implemented, the delegate is now required to produce an annual technical and financial report.

•

Service and construction contracts are subject to the French Code on Public Contracts and, more generally, to the European directives mandating the use of competitive bidding for awarding contracts. Activities related to waste services and those carried out by Lyonnaise des Eaux and Degrémont are generally subject to this type of procedure.

SUEZ 2005 FORM 20-F | 54

Back to contents

In the United States, the federal government plays a major role in the water sector, but the individual States exercise powers related to the management and regulation of operations and the planning of investments. Two main types of contracts co-exist: the first is regulated, as in England, while the second is non-regulated, as in France.

Each State has a Public Utility Commission which sets pricing structures, for water and sanitation services, and the return on shareholders’ equity granted to companies operating in the regulated sector.

In the non-regulated sector, each municipality determines the rules that govern the awarding of contracts to public-private partnerships and their mode of operation. Generally, the operator is selected following a bid procedure.

Elsewhere in the world, the method of awarding contracts changes according to the type of public/private partnership, regardless of whether it is a delegated service contract, such as a long-term concession, BOT or short-term provision of service, or a regulated contract. A clear definition of the regulatory context is an extremely important criterion for the development of SUEZ Environment activities.

Regulations governing activities

Legislative and regulatory restrictions that apply to SUEZ Environment’s activities essentially arise from European directives:

Water:

The directive of May 21, 1991 on the treatment of waste water in urban settings sets the minimum quality standards for the treatment of waste water and sludge in urban areas with a population of 2,000 or more residents. It was subsequently transposed into French law and has been phased in gradually with the final deadline set for 2005.

•

The directive of November 3, 1998 on the quality of drinking water strengthened certain quality standards. The deadline for compliance with all the new requirements was December 2003, excluding the requirement related to lead, which was pushed to 2013.

•

The framework directive of December 22, 2000 on water established a regulatory framework for a Community policy on the protection of inland surface waters, transitional waters, coastal waters and groundwater, in order to prevent and reduce pollution, promote sustainable water use and protect the environment. It established an objective for “good ecological status” and mandated the change from a resources-based logic to an objectives-based logic. It also introduced the obligation on Member States to implement water pricing policies by 2010 that would motivate consumers to use resources more effectively. This key directive was adopted by French law on April 22, 2004.

Waste Services:

The directives relating to waste management are described below.

•

The framework directive of July 15, 1975, the first European directive to cover the treatment of waste. This directive favors the prevention and reduction of waste production by imposing the use of cleaner technologies to protect the natural environment. This text also introduces the Polluter Pays principle. It was amended by the directive of March 18, 1991, which defines objectives with respect to at-source reduction of waste, and sets out the different methods of treatment (recycling, composting, incineration with energy recovery, and elimination).

•

The directive of December 20, 1994 regarding waste from packaging, which aims to reduce the impact of packaging waste on the environment. This guideline sets quantifiable objectives for the recycling and conversion of packaging placed on the European market. The directive was revised in 2004 and sets new recycling objectives by material.

•

The directive of April 26, 1999 regarding the burying of waste in landfills defines new standards for the management of sites including standards for containment and controls. This directive imposes certain obligations on the manager for a period of 30 years after a site is decommissioned.

•

The directive of December 4, 2000 regarding the incineration of waste applies to all categories of hazardous and non-hazardous waste and sets strict limits for incineration equipment in order to protect the quality of air and water.

SUEZ 2005 FORM 20-F | 55

Back to contents

In the main European countries where we operate, these directives have been transposed into national law and are often complemented by specific legal provisions in each country.

The activities of the Group in the United States are also subject to federal and local regulations with respect to the environment, hygiene and security. The water sector is governed at the national level by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987 implemented by the Environmental Protection Agency.

The primary effects of the strengthened directives have been increased capital expenditure on infrastructure and higher operating expenses for operators. As a general rule, contracts concluded by SUEZ Environment protect it from regulatory changes by authorizing some form of consequence on contractual pricing. Due to the increasingly stringent nature of environmental objectives, local authorities have been required to call upon the expertise of ever more qualified professionals to manage their resources. The need to build new plants, or replace or adapt old ones, and obtain access to cutting-edge technology bodes well for the activities of Degrémont. Therefore, in principle, the changing regulatory context has created development opportunities for SUEZ Environment.

Environmental responsibility

After almost 15 years of discussions, Europe has issued a new directive on environmental responsibility, Directive 2004/35 of April 21, 2004, which strengthens the principle of Polluter Pays within the European Union. This directive is to be implemented, under the national law of each country, by April 30, 2007 at the latest.

The directive covers three categories of environmental damage: damage to species and natural habitats, water damage and soil contamination.

Under the terms of this directive, the operator bears primary responsibility for such damage.

SUEZ Environment has begun a study to evaluate the impact of this directive on its activities:

•

as the manager of a potentially polluting facility, where it may be impacted by pollution by treatment facilities or the burial of waste, river pollution by the effluents of a purifying station, or agricultural conversion of sludge or compost; and

•

as a victim of pollution, either pollution by a classified facility of the raw water which SUEZ Environment uses to produce drinking water, or pollution by a third party of a landfill, purifying station or contaminated soil.

Elsewhere in the world, the regulatory changes with respect to environmental responsibility are as follows:

•

in the United States, the Polluter Pays principle is included in legislation. The current US administration, however, is rather reluctant to strengthen environmental regulations;

•

in Brazil, the legislative framework has developed over the past few years, based on the Environmental Act No. 6.939/1981. However, the limited resources of the administration and the sheer scope of the territory covered means that control measures may occasionally result in punitive action meant to serve as an example, but control measures are far from being generalized; and

•

China is in the process of strengthening its environmental regulations to ensure that it complies with more stringent standards especially with regard to marine pollution, air pollution, the protection of groundwater, species and natural habitats. When the process of strengthening these environmental regulations is completed, it will probably have an impact on the costs for managing water and waste services. As a result, contracts signed by SUEZ Environment are very mindful of the changing dimensions of Chinese environmental law.

Markets And Competition

Markets

The entire water sector has changed since the end of the 1980s, moving from operations largely dominated by government-owned organizations, to a market where the private sector has gained market share and is consolidating.

We estimate that public/private partnerships have major long-term potential for development, especially in Europe.

In Europe, the potential for growth in environment-related markets is substantial for the following reasons:

•

consumer demands for quality will continue to increase;

•

most of the fifteen original Member States of the European Union are behind schedule in the application of the technical directives related to water, and specifically, the 1991 directive on urban waste water;

•

the ten new Member States are required to comply with the European standards; and

•

pressure on government spending, greater demands from consumers for public service efficiency, and the higher level of technical expertise required in the sector have motivated several local authorities to endorse public/private partnerships and sustainable development.

SUEZ 2005 FORM 20-F | 56

Back to contents

In emerging countries, where immense needs are yet to be satisfied, the action plan of the World Summit for Sustainable Development emphasizes the fact that the supply of clean drinking water and adequate sanitation services are necessary for the protection of human health and the environment. In this regard, the Millennium Declaration invites countries to commit to reducing by half the number of people without access to drinking water or without the means to access it, by 2015. According to the 2000-2015 Global Water Partnership/WB Estimates, US$267 billion in investments will be required to achieve this objective. The affected countries therefore present major opportunities for development with respect to construction, the operation of water treatment facilities and the management of water-related services. However, opportunities related to the operation of water treatment facilities come with potentially high risks which require solutions to be identified before any intervention can be considered for these countries. The main risks are exchange rate risks, and the risk that the contracting authority may not respect the terms of the contract often due to an inadequate understanding of the applicable legal issues.

Even if recourse to the private sector continues to increase, its involvement is currently still limited to approximately 9% of the world population. Local situations are very dissimilar: in France, municipal water systems are often turned over to the private sector; in England, the entire sector has been privatized since 1989. In the United States, however, private sector intervention with respect to water management is limited to less than 20% of the population.

The waste management market has great potential for growth, especially in Europe where the environmental map is very different from the US model. Europe is becoming increasingly demanding with higher recycling objectives and pressure on landfill sites, and therefore offers growth potential. On municipal markets, volumes of household waste are steadily increasing in the majority of European countries, according to Eurostat by between 1% and 3% every year, and therefore public customers continue to resort to private partnerships. The lack of treatment facilities is a concern in some regions.

With respect to industrial markets, the first signs of a decline in the quantity of waste produced are now emerging: this is not simply a consequence of the economic slowdown, but is also attributable to the increased weight of services, which produce less waste, in the economy as well as industry’s efforts to optimize manufacturing processes and adopt clean technologies. This trend has encouraged SITA to provide more than just basic services relating to waste disposal and develop value-added services to help customers comply with increasingly stringent environmental standards such as recycling objectives, recycling of packaging, EU directives for vehicles at the end of their life and for electrical waste and electronic equipment, and obligations relating to the depollution of soil. Initiatives taken by SITA France in these areas include a partnership with Geodis for the collection of electrical waste and electronic equipment, the dismantling of airplanes at the end of their life and the Agora project.

Competition

The competitive environment is constantly changing with the emergence of new aggressive players.

In the water and sanitation sector, following the announcement that RWE would be selling American Water Works operations in the United States and its Thames Water operations in the United Kingdom, the Group’s main international competitor is Veolia Water, a subsidiary of Veolia Environnement.

In 2005, a number of local, credible players emerged, particularly in Asia, where new equipment manufacturers such as G.E. and Siemens revealed their intention to target the provision of services, and the interest of financial investors continued to grow, for example in the United Kingdom, Deutsche Bank acquired Sutton & East Surrey from Terra Firma and Mid Kent Water was sold to two Australian pension funds, HDF and UTA.

There were several transactions in the waste services sector in the United Kingdom, the Netherlands and Germany. RWE withdrew from this market by selling most of its operations to Remondis, a German group formerly operated under the Rethmann brand, which consequently became the third largest operator in Europe after Veolia Environment, formerly the Onyx brand, and SUEZ Environment which operates under the SITA brand. The Australian group Brambles sold its subsidiary Cleanaway Germany to the SULO group and announced its intention to sell another subsidiary, Cleanaway U.K.

SUEZ 2005 FORM 20-F | 57

Back to contents

Moreover, apart from the strict exercise of its current activities, when it comes to management of water and waste products, we have an open dialogue with the communities with which we form long-term partnerships and examine how major contributions would contribute to their sustainable development.

A network of officers for the deployment of the environmental policy

In 2005, the Group strengthened the environmental aspects of the organization and continued developing its network of Environmental Officers appointed for this purpose in divisions across all the Group’s relevant activities.

Through this network of Environmental Officers, the Group encourages subsidiaries to deploy an environmental policy based on their activities, local economic conditions and the expectations of their industrial and community customers.

At the end of the 2005 financial year, revenues generated by entities which produced a Statement of Environmental Commitment amounted to 90.2% of relevant revenue in terms of the environmental impact on the Group (versus 84.5% in 2004). These policies may lead to the implementation of an environmental management systems (EMS) based on economic conditions and the interest in this type of process. These systems therefore rely on documentation, a comprehensive set of procedures and specific objectives defined as part of a process of continuous improvement. These environmental management systems may subsequently be subject to external certification. At December 31, 2005, 48.2% of relevant revenues compared with 43.5% at December 31, 2004 were covered by certified environmental management systems including ISO 14001 certificates, EMAS registrations, ISO 9001 version 2000 certificates with an environmental element, and local certifications. At the end of 2005, the Group therefore held 271 ISO 14001 certificates, 312 ISO 9001 version 2000 certificates with an environmental element, 11 EMAS registrations and 81 local environment certificates. The consolidation of ISO 14001 certificates now covers 925 sites, which include 60 more sites than in 2004.

Whenever the implementation of a certified or registered Management System is not economically justifiable, the entities involved are encouraged to define an internal environmental management system which guarantees proper treatment of the environment during execution of their strategy. Some Group entities have therefore found it more useful to define their own management system standards and have them recognized internally. There were 139 of these types of systems at the end of 2005.

The Group also makes an ongoing effort to educate personnel about environmental issues as evidenced by the “quality-security-environment” training session which accounts for 31% of the total number of training hours and the total amount invested in these programs which was over €16.4 million in 2005.

Several power plants – including two nuclear sites – obtained ISO 14001 certification and/or EMAS registration. Close to 60% of the total power of Electrabel’s production capacity in Europe is covered by ISO 14001 certification. Processes designed to improve environmental results continue to be implemented and certification processes have either started or are being prepared for several sites. During the course of 2005, the sites at Twinerg in Luxembourg, Polaniec in Poland and Montmartini in Italy obtained their first ISO 14001 certificate.

Several SUEZ Energy International plants also obtained ISO 14001 certification. Others are currently involved in the process of obtaining the certification.

Every year, entities of SUEZ Energy Services also receive new ISO 14001 certifications. In 2005, 5 new certificates were obtained, for a total of 66 SES sites with ISO 14001 certification. Through their environmental management, these entities also assist the certification of their customers and more generally speaking, contribute to their improvement goals; this can also be achieved by integrating an environmental element, into ISO 9000 processes.

Tractebel Engineering provides positive contributions through its consulting and support services for ISO 14001 certification and EMAS registration, which it has offered since 1996. In 2005, Tractebel Engineering contributed to the implementation of an internal environmental management system, known as IPMS Environment, at Electrabel Generation Belux, that integrates most of the standards required for ISO 14001 certification. In 2005, subsidiaries active in the gas industry also started the process of implementing the ISO 14001 system.

SUEZ Environment takes measures to have the quality of its operations certified by an independent organization in accordance with international standards, but as a preliminary measure, it ensures that the information through consultations involve neighboring residents, users, associations and employees is recognized, is known and shared.

SUEZ 2005 FORM 20-F | 58

Back to contents

Strengthening measurement and performance monitoring systems

In order to direct the deployment of its environmental policy, control environmental risks and encourage the communication of its environmental performance to stakeholders, SUEZ has been committed to implementing a specific reporting system since 1999. Development of this system was based on work carried out during international conferences such as the Global Reporting Initiative and the World Business Council for Sustainable Development, or WBCSD. The reporting exercise completed in 2005 and the Group’s practices in this regard, have contributed to improving procedures for collecting and disseminating data on the environment. This information is also provided in the Group’s Activity and Sustainable Development Report.

Environmental reporting is closely linked to reporting on operational performance and therefore serves as a management tool. With respect to environment-related activities, the development of indicators which can measure and improve environmental performance is studied and the results submitted to the operating managers. They indicate the progress that has been made and provide benchmarks for comparable operating entities within the Group.

This desire to include environmental elements as an integral part of management processes is led by the Group’s Executive Management and implemented by the operating teams working on the ground. Environmental audits are carried out by head office departments to ensure that environmental regulations are respected on the ground and also to measure major environmental risks. Procedures to monitor the quality of drinking water that is produced and distributed, as well as the discharge from purification stations, are carried out at the local level through self-inspections that are reported to head office; the head office then measures the changes in performance.

Group companies pay close attention to controlling the various impacts of their activities on the environment, as evidenced by the performance levels reported in the following summary table:

Environmental performance by SUEZ in 2005

Indicator name	2005 data	Scope covered (% of pertinent revenues)
Environmental policy or commitment statement	90.2% pertinent revenues	99.7%
Environmental management program	65.3% pertinent revenues	99.7%
Certified environmental management system	48.2% pertinent revenues	99.7%
Certified environmental management system – ISO 14001	271	99.7%
Certified environmental management system – EMAS	11	99.9%
Certified environmental management system – ISO 9000
version 2000 with environmental component	312	99.9%
Certified environmental management system – Other local standards	81	99.7%
Environmental analyses	57.7% pertinent revenues	98.8%
Risk prevention plans	60.9% pertinent revenues	99.7%
Crisis management plans	70.1% pertinent revenues	99.2%
Companies publishing environmental reports	45.2% pertinent revenues	99.7%
Environment-related complaints	111	99.9%
Environment-related convictions	29	99.9%
Amount of fines	€384 k	99.9%
Environmental expenditures – Energy Activities	€452.9 m	91.2%
Environmental expenditures – Environment Activities	€2,226.2 m	91.2%
Environmental provisions (refer to Note 15 in the notes to the consolidated financial statements)	€5,040.1 m	100%
Primary energy consumption – Energy production	289,117.6 GWh	100%
Primary energy consumption – Transport of gas	1,476.6 GWh	89.1%
Primary energy consumption – Waste treatment	1,067 GWh	100%
Primary energy consumption – Wastewater collection and treatment	669 GWh	100%
Electricity consumption – Energy production	10,012 GWh	57.1%

SUEZ 2005 FORM 20-F | 59

Back to contents

Indicator name	2005 data	Scope covered (% of pertinent revenues)

Electricity consumption – Waste treatment	350.3 GWh	100%
Electricity consumption – Wastewater collection and treatment	1,067 GWh	100%
Electricity consumption – Drinking water distribution	2,026 GWh	100%
Total greenhouse gas emissions (excluding vehicle fleet)	79m tons CO2 eq.	94.3%
CO2 emissions– Energy production	72 m tons	98.4%
CO2 emissions – Transport and storage of gas	0.3 m tons	100%
CH4 emissions – Transport, storage and distribution of gas	13.6 kilotonnes	89%
GHG emissions – Controlled landfill sites	3.7 m tons	100%
GHG emissions – Incineration	2.7 m tons CO2 eq.	97.8%
GHG emissions – Wastewater treatment	0.12 m tons CO2 eq.	100%
CO2 emissions – Vehicle fleet	0.6 m tons	94.3%
NOX emissions	110,589 tons	99%
SO2 emissions	189,270 tons	98.8%
Particulate emissions	9,882 tons	98.8%
Installed capacity – Renewable sources	5.9 GW el eq.	96.9%
Vehicle fleet –% “green” vehicles in the fleet	3%	100%
Consumption of water for industrial use – Surface water	45.3 m m3	80.7%
Consumption of water for industrial use – Water tables	4.6 m m3	97.2%
Consumption of water for industrial use – Public networks	23.6 m m3	97.8%
Consumption of water for cooling – Evaporated surface water	136.5 m m3	99.9%
Consumption of water for cooling – Water tables	6.8 m m3	99.9%
Consumption of water for cooling – Public networks	3.7 m m3	99.9%
Production of specific waste – Fly ashes, smoke residue from incineration of household waste	3 m tons	100%
Production of specific waste – Cinders, bottom ash	2.7 m tons	100%
Production of specific waste – Desulphurization by-products, gypsum	0.2 m tons	97.6%
Production of specific waste – Sludge from waste water treatment stations	0.5 m tons	100%
Production of non specific waste – Non hazardous	3.7 m tons	99.9%
Production of non specific waste – Hazardous	0.1 m tons	97.8%
Recovery – Waste and by products except for sludge	43.3%	98.1%
Recovery – Sludge from waste water treatment stations	52.2%	100%
Energy recovery from waste – Electricity production (incinerators and TLC)	2,142 Gwhe	96.9%
Energy recovery from waste – Heat production (incinerators)	2,479 Gwhe	100%
Quantity of leachates collected	4 m m3	-
Quantity of leachates treated	4.2 m m3	-
Pollution load treated in sanitation networks (DBO5 eliminated)	504 kilotons/year	100%
Technical efficiency of drinking water distribution networks	72.5%	100%
Radioactive gaseous emissions – Rare gas	14.1 TBq	100%
Radioactive gaseous emissions – Iodes	0.07 GBq	100%
Radioactive gaseous emissions – Aerosols	0.04 GBq	100%
Radioactive nuclear waste (low and medium activity)	180.7 m3	100%
Radioactive liquid discharge – Beta and Gamma Transmitters	26.3 GBq	100%
Radioactive liquid discharge – Tritium	84.7 TBq	100%

SUEZ 2005 FORM 20-F | 60

Back to contents

Daily environmental management

The environmental policy also aims to stimulate initiatives on the operational level that contribute to the principal goals of sustainable development, including climate change, preservation of natural resources and control of impacts on the environment. Accordingly, the Energy and Environment units have developed specific action plans.

Legislative and regulatory framework

The activities of SUEZ are so diverse that any regulations addressing the reduction of emissions into the air, water or soil or aimed at reducing their impact on biodiversity and health have a more or less direct influence on the management of facilities. An accurate outlook on developing environmental legislation allows the Group to maintain the utilization of its assets at an optimal level.

For the European facilities of SUEZ Energy Europe, European directives and regulations constitute the principal sources of uncertainty and/or environmental restrictions on the utilization of electricity plants. These regulations may be broken down into three categories:

•

regulations imposing restrictions on performance by type of facility, such as those addressed by the IPPC (96/61/EC) and LCP (2001/80/EC) directives;

•

regulations governing the local or global impacts on affected areas, such as the directives for a Community Policy in the field of Water policy (2000/60/EC), Ambient Air Quality (96/62/EC) and Environmental Responsibility (2004/35/EC);

•

and finally, directives setting global objectives which are imposed on emitters, such as the directive setting the National Emission Ceilings (2001/81/EC), the directive defining the Trading Scheme for Emission Quotas of Greenhouse Gases (2003/87/EC), and the directives promoting cogeneration (2004/8/EC) and the use of renewable energy (2001/77/EC).

Each of these directives is subject to periodic revisions, the content of which is difficult to forecast precisely, but which tend to push for more systematic enforcement of restrictions. In addition, their transposition into national and regional legislation often varies strongly, with each government including its own environmental objectives and socio-economic restrictions.

In practice, the oldest facilities are most affected. Compliance with this legislation cannot be assured without significant investments in overhauling facilities and reducing emissions, converting from one fuel to another, or the fundamental transformation of a facility involved the conversion of conventional plants into combined-cycle plants. When the expected return on investment is inadequate, the adoption of environmental standards may result in the outright closure of a facility.

In particular, despite the implementation of the European directive initiating a market for greenhouse gas emission quotas in the European Community, effective as of 1/1/2005, any facility which has not obtained a greenhouse gas emission permit is in principle not authorized to be in operation and therefore to emit greenhouse gases. The transposition of this provision of the quotas directive into national law has resulted in delays in some of the 25 EU Member States, so this requirement should be viewed with caution. In addition, in situations of failure to observe the quota calculated as the total of emission rights to be reduced equivalent to the volume of emissions in Year n, the consequence would be to reduce the volume of quotas or rights, by that amount in Year n +1.

Various political decisions, such as those regarding the abandonment of nuclear power in Belgium and the difficulties encountered in procedures for obtaining new permits exemplified by biomass in the Netherlands and offshore wind farms in Belgium, may also have a negative effect on the Group’s activities and the ongoing improvement of its environmental performance. If the provisions of the Belgian law on the gradual exit from the use of nuclear power to produce electricity adopted in January 2003 are actually implemented, there could be a reduction in revenues related to the length of the discounted technical life of the plants starting from the date of the first effective shutdown, scheduled for 2015.

The affected activities of SES are primarily services which supply utilities namely gas, electricity, heating and waste treatment, from facilities it operates, such as heating networks under concession and outsourced industrial cogeneration. Environmental questions likely to have an impact on the utilization of intangible fixed assets are identical to those cited for SEE. However, the economic model for these activities generally makes it possible to define optimal solutions with the customer, implement these adjustments and integrate the economic repercussions into the contracts.

The environmental questions addressed by the European texts are obviously not the only ones to affect the Group’s activities. National, regional and local legislation and regulations also have a direct influence on the operation of our assets. An illustration would be the implementation circulars in France on risk minimalisation regarding contracting legionnaires disease from air conditioning units.

SUEZ 2005 FORM 20-F | 61

Back to contents

The same constraints affect SEI. These restrictions are imposed by national and local laws, or, in their absence, by the World Bank’s Environmental Guidelines.

Our water and waste treatment activities are fully affected by European directives and their national and regional transpositions, as well as by local regulations. The current and future implications of environmental issues on the operation of facilities are understood and controlled. It should not be forgotten that most environmental questions raised, whether on the European or local levels, actually represent business opportunities for the Group. The tightening of restrictions encourages the use of outsourcing services provided by companies, such as SUEZ; these increasingly strong restraints also place demands on service providers which large companies are in a better position to handle.

Some directives have already had significant consequences and have led to major investments in upgrades to meet standards. Among these is a directive on the incineration and co-incineration of industrial and municipal solid waste (2000/76/EC) and the directives on urban wastewater treatment (91/271/EEC and 98/15/EC). Some upgrades are still in process.

Work underway at the European level on composting, the treatment of sludge and the quality of drinking water may also make it necessary to make new investments in order to be able to continue operations.

As with the energy sector, the Environmental Responsibility Directive, currently being transposed by Member States, may result in accelerated protection and rehabilitation measures in the water and waste management sectors.

Climate Change

The institutional framework for carbon emission controls is based on the outline agreement on climate change, the Kyoto Protocol and the European Union directive pertaining to the European Union Emissions Trading Scheme, or EU ETS.

The European directive which established the European market for quotas affects almost 12,000 facilities in Europe and controls almost 50% of European emissions of CO2. A rigorous agenda required the transposition of the directive into national laws. This agenda could not be met by all Member States; some experienced serious delays, both in setting up their registries and in finalizing the allocations and supervision rules and reporting of CO2 emissions for the initial commitment period, which runs from January 1, 2005, to December 31, 2007.

Experience to date suggests that further delays related to allocation plans for the second commitment period (2008-2012) will occur in the future.

The “Projects” directive, adopted in 2004, which has just amended the EU ETS directive, establishes the means by which businesses may use the emission reductions generated abroad in Clean Development Mechanism (CDM) and Joint Implementation (JI) projects, in order to fulfill European objectives for the reduction of greenhouse gas (GHG) emissions in the EU ETS system. The implementation of this directive into the national laws of the 25 Member States must still determine the limits of use and the practical means by which the projects could be submitted for approval. Here again there are delays, and it should be noted that as of the deadline for implementation, November 13, 2005, only 6 of the 25 Member States namely, Denmark, France, Germany, the Netherlands, Spain and the United Kingdom, had completed this transposition.

Associated with climate change, SUEZ is on the one hand subject to a risk – that its production costs for electricity and heat will increase in the countries listed in Appendix B — and on the other hand could benefit from diverse opportunities. These opportunities include the higher margins made possible by the production of electricity not associated with CO2 (nuclear, hydroelectricity, renewable sources), the expected growth in the market for energy consulting for major accounts (an area in which we have significant expertise, particularly at SES, European leader in energy efficiency), and the development of specific projects for reducing greenhouse gas emissions which generate value in the frameworks of the CDM and JI projects.

In 2005, the Group’s greenhouse gas emissions were 79.6 million tons CO2, eq. of which 72 million tons CO2, eq. were for energy production, 0.6 million tons CO2, eq. for gas transport and distribution, and 7 million tons CO2, eq. for environmental activities.

The impact of climate change is of course significant for the electricity and heat production activities of SUEZ within the European Union, especially for Electrabel and Elyo, following the EU ETS directive on January 1, 2005. However, the environmental activities, particularly methane emissions in discharges and industrial services, particularly services assisting our customers to reduce energy consumption are also affected.

SUEZ 2005 FORM 20-F | 62

Back to contents

The relative scale of these two trends, risks and opportunities, is still largely dependent on the measures to be taken by various public authorities to fulfill their obligations under the Kyoto Protocol, particularly considering the uncertainties concerning the structure and amount of restrictions which will result from international agreements aimed at controlling GHG emissions in the long term, after 2012.

However, by taking early initiatives through its unique combination of businesses in environment, energy, liquefied natural gas trading, and industrial services, the flexibility of its production capacity, organization that combines policy communications at the Group level with actions taken at the actual decentralized operational level, and by its determination to contribute to the development of technologies allowing significant emission reductions over the long term, SUEZ is well prepared for the future and in a favorable position compared to its direct competitors.

The inclusion of climate change in the vision and procedures of the entire Group, both in its current activities and in the development of new projects, is a vital link in the chain of its long-term growth and prosperity.

In connection with this, an ongoing effort to upgrade awareness of GHG emissions is provided by all of SUEZ’s activities with the assistance of Tractebel Engineering’s Study Group. Computerized annual environmental reporting systems covering CO2 emissions have been implemented.

Beginning in January 2005, the European facilities eligible for the EU ETS directive have been required to oversee their emissions in accordance with the supervision protocols validated by national authorities. They must provide annual declarations after verification by authorized inspectors.

In 2004, Electrabel, in cooperation with Tractebel Engineering, developed a systematic method for the monitoring and declaration of CO2 emissions, in accordance with European regulations, for all of its Belgian production sites in the three regions of the country. While some of these sites may use up to eight different fuels, these protocols allow detailed supervision of the information flow and an understanding of the role and responsibility of each participant, without losing the advantage of centralized management of the fuels used and the inventories to be declared.

During 2005, the monitoring process was optimized and integrated into Electrabel’s quality control system. In this framework, an internal audit procedure, including detailed checklists, has been developed, and internal audits have been carried out in order to make optimal preparation for the declarations of emissions. In 2004, Fluxys also requested Tractebel Engineering develop such protocols for monitoring and declaration of CO2 and CH4 emissions for seven sites eligible for the European trading scheme for greenhouse gas emission quotas.

Despite the derogation from the application of the EU ETS directive, Fluxys is pursuing a proactive environmental policy in the spirit of the Kyoto protocol. In 2004 and 2005, in coordination with Tractebel Engineering, the company developed a documented system of monitoring CO2 for the six sites eligible under the European trading scheme for greenhouse gas emissions. Procedures have been instituted to report on all stages of the processes. They include the daily recording of the consumption of fuel gas, the determination of gas quality, and the final calculation of actual CO2 emissions. These procedures have been verified and approved by the outside inspector VBBV (Verificatiebureau Benchmarking Vlaanderen), an inspector authorized by the Flemish Region. In addition, an external audit of the system at Winksele and the LNG terminal have not found any failure in compliance. Henceforth, the entire Quality unit will be subject to an annual internal audit.

At the same time, Fluxys has also proceeded with the application procedure for CO2 emissions permits for the six affected sites. One of the conditions for obtaining this license was the establishment of an approved monitoring protocol. As of January 1, 2008, the documented monitoring procedures must also be applied to CH4.

All Elyo sites have instituted methods, approved by the appropriate national authorities, for the supervision and calculation of their emissions. Experience accumulated on this subject has allowed them to satisfy regulatory requirements. In France, for example, the methodology adopted by Elyo for its heating networks and outsourced facilities has been approved by the Minister of Ecology and Sustainable Development.

For SUEZ Environment in 2005, under the aegis of Entreprises Pour l’Environnement (EPE), the French partner of the World Business Council for Sustainable Development (WBCSD), professionals in water and waste management represented by SUEZ Environment, VEOLIA, and TREDI Séché, have developed a proposal for a protocol for evaluating GHG emissions for all the sanitation and water sectors. This protocol will be used by the 3 companies mentioned above. It will be presented to the French federation for depollution and the environment (FNADE) and the European Commission in 2006 for proposed implementation throughout the European Union, and will subsequently be presented to the WBCSD to complement existing protocols, particularly in the area of transport.

SUEZ 2005 FORM 20-F | 63

Back to contents

Keeping pace with institutional developments at the United Nations and European levels, SUEZ had all the structures and knowledge required to manage the CO2 risk before the beginning of 2005, despite the institutional delays mentioned at the beginning of this Section, over which the Group had no control. This preparation has allowed entities within the group to perform an early integration of the economic trade-offs based on the choice of fossil fuels, and the use, purchase or sale of quotas. This experience has permitted it to gain a position in the market for emission rights through significant trading activity.

Each of the Group’s subsidiaries, in every country where they are active, is involved in the national processes concerning greenhouse gas emissions. These processes vary from one region to another, and the technical and legal uncertainties are many.

The Group is continually reducing specific CO2 emissions, which are calculated on a constant basis, tied to its electricity and heat production, using natural gas and gas/steam turbines (combined-cycle turbines) for the production of electricity, cogeneration for urban heating and industrial applications, and increasingly using biomass in its traditional facilities.

In addition, SUEZ is an active participant in the development and promotion of other renewable energy sources such as wind, hydraulic and biomass, where economic conditions permit. In 2005, these represented the equivalent of more than 5.9 GW of installed electrical capacity either wholly owned or in partnership; this figure excludes the taking of minority interests.

In the energy sector:

In Belgium, the 385 MW combined-cycle turbine plant in Zandvliet, owned in a 50/50 partnership with RWE, was brought on line in 2005. In addition, use of biomass is favored, most often in combined production with coal. Electrabel has in fact increased its research efforts in this area over the last few years, and these efforts are producing results in several plants. Electrabel has achieved a world first in the Wallonia Region: Awirs 4, which previously functioned on coal, is now exclusively fuelled by wood granules generating 80 MW of power. Various modifications have been made at the Langerlo and Rodenhuize facilities to allow biomass co-combustion:

•

two wind farms have been brought on line in Belgium, in Lanaken and Perwez. The nine new generators bring Electrabel’s total wind power in Belgium to 58 MW, of which about fifteen are in partnership. In addition, requests for licenses have been made for approximately 100 MW. At the end of 2005, Electrabel acquired a new wind farm of 80 MW in Portugal. Numerous other projects are in the study phase or in the process of completion in southern Europe;

•

Electrabel Nederland has signed two voluntary agreements, or covenants, with the Dutch authorities. One requires Electrabel Nederland N.V., in its capacity as operator of a coal-fired plant, to pursue the objective of a total annual reduction of 0.466 million tons of CO2 between 2008 and 2012. The second requires all Dutch electricity producers to be among the top 10% of performers at a global level by 2012, measured by energy efficiency;

•

Electrabel Deutschland, following improvements already made in 1996, transformed its cogeneration facility in Saarbrücken to a combined-cycle gas-steam turbine system;

•

in Poland, the Polaniec plant is partially fuelled by industrial forest product residues, which significantly reduces its emissions.

Only half of Elyo’s energy production is conventional, and that comes primarily from natural gas. The other half comes from cogeneration, recovery of waste energy, and renewable energy. This energy mix, with a growing part consisting of renewable sources of energy, allows a minimal use of fossil fuels and significantly reduces emissions when compared to traditional systems.

In the area of natural gas transport, the proactive policy of Fluxys has also been fruitful. The amount of CO2 emitted by the company in 2005 was 207,386 tCO2, a much larger reduction compared to 1990 levels than the 7.5% required for Belgium in the Burdensharing Agreement among the 15 European Member States, which allocated the responsibilities that were undertaken in the Kyoto Protocol. This decline is largely attributable to the installation of an LNG cogeneration terminal in Zeebrugge, the application of the improved techniques available in new locations, and various adaptive work performed in existing locations. Major progress has also been made in optimizing control of combustion facilities, by measuring atmospheric emissions on a periodic basis, among other measures.

In 2004 and 2005 Fluxys performed an energy audit on the six sites affected by the directive. This audit resulted in a list of potential reduction measures and improvements in their respective energy yields for each of the sites. Fluxys is committed to carrying out all the profitable investments in energy efficiency before the end of 2007. In addition, this energy audit will be repeated every four years. For the LNG terminal in Zeebrugge, the company has instituted five new measures, including the installation of additional frequency regulators on the low-pressure pumps and a new electric motor on the high-pressure pumps. At Peak Shaving in Zeebrugge, a new air compressor was installed and the boiler in the administrative building was replaced. In the Compression Center in Weelde, the compressed air installation will be replaced. In Winksele and Berneau, there are no economically viable investment possibilities for the time being. Finally, in Loenhout Storage, the gas fuelling the machinery will be preheated by a high performance boiler.

SUEZ 2005 FORM 20-F | 64

Back to contents

In the environmental sector, efforts have been directed to optimizing itineraries, collection of methane from discharges, and treatment of sewage sludge. In regard to the collection of waste material, the objective is to reduce greenhouse gas emissions by optimizing collection itineraries, which will also serve to reduce fuel consumption, objectionable noise, and carbon dioxide emissions. With regard to the treatment of non-hazardous waste, the policy focuses on improving recycling, producing high quality compost and green energy from its incineration plants and its technical landfill centers. For these, SITA has arranged a program for the collection of methane generated by the decomposition of waste materials; the gas collected is either burned to reduce the greenhouse effect or used in the production of electricity when it is economically feasible to do so.

SUEZ Environment’s environmental performance improved in 2005 when compared to 2004. There was a marked decline in direct GHG emissions from discharges and incinerators, and of indirect emissions through the reduction of primary energy consumption by waste treatment facilities and by drinking and waste-water treatment facilities. SUEZ Environment also improved its “emissions avoided” balance sheet, due to a more efficient use of discharged and incinerated waste and by the recovery of recyclable materials after the sorting of waste, to be used as secondary raw materials.

We remain alert to opportunities which may present themselves in the framework of CDM (Clean Development Mechanism) and JI (Joint Implementation) projects when the anticipated revenues allow us to cover additional costs tied to GHG emission reduction measures. Several experiments are underway in the energy sector as well as in the environmental sector. In particular, we cite the VEGA project, which in December 2005 was one of the first 4 projects in the world to receive certified emission rights from the Clean Development Mechanism Executive Committee.

In the development of so-called domestic projects, SUEZ Environment has proposed initiatives that could result in projects in France and the United Kingdom. These developments relate primarily to improving the capture and treatment of biogas from discharges, especially from those already released.

Finally, as an example of the actions undertaken by the group, we refer to the brochures published in May 2005: “SUEZ – Renewable Energies” and “SUEZ – Combating Climate Change.”

This experience reinforces our ability to react promptly and efficiently to future developments in the coal market. In all situations where significant investments are required, the analysis of risk factors and the economic impact present numerous uncertainties. These uncertainties include fluctuations in fuel prices, particularly with the introduction of carbon restrictions, the possibility of being able to take advantage of incentive mechanisms intended to promote renewable sources, administrative delays required to obtain operating licenses for new facilities and the market prices adopted by the European system of emission quotas. Our experience in these areas is an important success factor.

Electrabel’s Trading division, which specializes in the gas and electricity markets, has been able to use its knowledge and the Group’s experience, and has strongly developed its expertise in the area of trading emission rights, performing a growing number of transactions on the emerging CO2 market. This has contributed to Electrabel’s global position in emission rights, although the current regulatory uncertainty prevents us from having a clear and definitive picture of the quotas allocated to the Group.

SUEZ-TRACTEBEL is also an active member of the International Emissions Trading Association, which includes the most proactive companies in the area and also benefits from significant exchanges of operational information and SUEZ-TRACTEBEL is the prominent voice of the association with international authorities.

At the beginning of 2004, at the conclusion of an international call for bids, the European Commission selected Trasys to implement CITL. CITL is an electronic information database which records all transactions involving European emission quotas and verifies that they conform to European legislation in terms of trading emission quotas. Experts from the European Commission and Trasys, assisted by experts from Tractebel Engineering, have collaborated in the development of this system, which has been operational since January 1, 2005, the date initially set by European legislation for exchange of emission quotas. In 2005, Trasys continued to develop tests for connection of national registries to the CITL, to develop the Community’s registry (CR), and it set up and managed a helpdesk for the Commission.

Electrabel has invested US$5 million in the World Bank’s Prototype Carbon Fund, and for the fourth consecutive year will chair its Investment Committee. In 2005, the Fund continued to select projects in developing countries and in central and eastern Europe. A remarkable breakthrough occurred with the first Chinese initiatives in the CDM (Clean Development Mechanism) framework. Despite delays due to the difficult execution of such innovative projects, it is expected that purchase contracts on saved emissions will total US$152 million in June 2006, thus bringing to a close the first phase of the Fund (planning and development) with a portfolio of some 25 projects. In four years, the Fund will have studied over 400 projects to build this portfolio, which is diversified in the technologies employed, the type of gas targeted, and geographic distribution. The experience gained in the development of projects for combating climate change is centralized and disseminated among subsidiaries to allow them to launch their own projects and thus encourage the discovery of investment opportunities. Several individuals in the Group have also had the opportunity to undergo specialized training in the “Carbon Finance” center at the World Bank in Washington.

SUEZ 2005 FORM 20-F | 65

Back to contents

With the exception of Canada, SEI is active only in countries not included in Appendix 1 of the Kyoto Protocol or the countries in Appendix 1 which have refused to ratify the Protocol and which are therefore not required to reduce their greenhouse gas emissions. In the near future, therefore, SEI’s subsidiaries will not confront the regulatory restrictions in terms of greenhouse gas emissions (except for the plant in West Windsor in Canada, which is a gas cogeneration facility of 112 MW). We are very closely monitoring the situation, particularly in the United States, with the adoption of a Memorandum of Understanding (MOU) on the Regional Greenhouse Gas Initiative (RGGI) establishing a regional emission trading scheme for the states of Connecticut, Delaware, Maine, New Hampshire, New York, New Jersey and Vermont.

Knowledge acquired at the Group level on flexibility mechanisms has allowed SEI’s subsidiaries to design and document projects to prepare for their integration into CDM, while remaining close to their basic areas of expertise. SEI is thus well prepared to seize opportunities in this still embryonic market. A hydroelectric project in Chile is already in the process of completion and a biomass cogeneration plant in Brazil was brought on line in 2005. Other designs are in preparation. Electrabel itself is testing institutional procedures for CDM (Clean Development Mechanism) projects based on a coal and biomass co-combustion project in Poland.

One of the critical phases for the assessment of the profitability of CDM and JI projects is based on the establishment of the baseline against which emission reductions will be measured. Tractebel Engineering is aware of this issue and has developed competence and experience allowing it to offer strong expertise in this area to the Group and its customers.

Access to renewable energy sources

We continue to make progress in gaining access to renewable energy sources. Electrabel’s strategy demonstrates its firm commitment to reducing CO2 emissions, in compliance with the Kyoto Protocol and European regulations concerning the reduction of greenhouse gas emissions.

The use of hydraulic power for a portion of its production, as well as the growing use of other renewable energy sources, allows us to combine its ambitious environmental objectives with a high level of performance.

Electrabel is making a special effort to adapt some of its traditional plants to production based on biomass. Important projects have already been completed such as Les Awirs, in Belgium in 2005, are in the process of completion, or are under study. In addition, wind farms and wind projects are on the increase. Besides French projects in this area (in partnership with CNR), there are projects, in partnership with Gamesa, on the Iberian peninsula and in Italy. Several wind farms were started up under the Generg program in Portugal and 16 MW were brought on line in Belgium in 2005. Other projects are in feasibility study stages by administrative authorities, with installed power of approximately 100 MW.

On the other hand, the development of a wind farm in the North Sea was halted following a decision made by the federal government to cancel all the permits granted in 2002 in light of the construction and operation of 50 wind power engines, each with 2 MW power.

In the United States, SEI has an installation with thirteen plants burning biomass (wood, biogas, and black liquor) with a net total capacity of 187 MW equivalent.

In Brazil, Tractebel Energia has recently started up a biomass plant in Lages (23 MW and 25 t/h steam). Tractebel Energia operates six hydroelectric plants which produce total combined nominal power of 5,754 MW, and intends to begin construction of two new units with combined nominal power of 1,328 MW.

In Chile, Colbún operates seven hydroelectric plants which have combined nominal power of 814 MW.

In Laos, Houay Ho Power Cy operates a hydroelectric plant of 153 MW.

In Peru, EnerSur operates a hydroelectric plant of 130 MW.

It should be noted that SEI is not the 100% owner of all the projects which it operates; the figures provided here represent the total of the capacities operated by SEI.

SUEZ 2005 FORM 20-F | 66

Back to contents

Energy efficiency

Elyo is developing its expertise with the constant goal of energy efficiency, optimizing its facilities and those of its customers in order to reduce consumption without, however, affecting the comfort of customers or the quality of their supplies. This policy also holds for all phases of Elyo’s services, from initial diagnostics to implementation, in the selection of equipment and of energy source. In addition, Elyo monitors that the return of energy systems does not decline over time. Such declines may for example be caused by the failure of a sensor, a maladapted conductor, or may be the indirect consequence of an exterior change to the system. In fact the most frequent problems have multiple causes. As operator of facilities entrusted to it, Elyo responds to every anomaly and mobilizes its expertise. It makes a long-term commitment through result-oriented contracts, and thereby guarantees the consistency of its environmental performance.

Axima focuses on the use of refrigerants that are the least harmful to the environment in its refrigeration activities.

In 2005, Tractebel Engineering continued to develop its expertise with the ongoing goal of optimizing energy efficiency in existing or planned facilities of the Group and of our customers.

Electrabel provides its customers with a wide range of services, allowing it to monitor its information on consumption of electricity, natural gas, water and fuel via secure Internet connections, and thus to adapt its own consumption and develop an efficient energy policy. Electrabel also makes available to its customers a wide range of training programs focused on the rational use of energy. In addition, it offers customized energy and technical audits.

Since 1990, Electrabel has started up approximately twenty natural gas plants fitted with gas turbines. These include combined-cycle gas turbine plants (CCGT) and cogeneration units. In Castelnou in Spain, and in a number of sites in Italy, new gas-steam turbine units are under construction. Other investments are under study for other countries. CCGT plants, which are among the highest performing production technologies, allow us to obtain returns in the range of 55% of electrical energy produced compared to input.

In addition, Electrabel is a member of the European association that includes the largest electricity producers and plant builders. This consortium is developing a project aimed at significantly improving the return of future coal plants to take it to over 50% of electrical energy produced compared to input.

Nuclear energy

The two Belgian nuclear sites offer a very high rate of availability and, in 2005, provided 60% of Electrabel’s total power production in Belgium. This output, compared with the best natural gas technologies, prevents the emission of at least 20 million tons of carbon dioxide every year; thus, it makes a very substantial contribution to the effort to reduce greenhouse gas emissions. A steady reduction in the volumes of low and medium radioactive waste was also achieved. In effect, in relation to the kWh produced, the volume of those wastes in 2005 represented half the volume in 1997. This result was achieved thanks to continual efforts to improve the technology and organization.

The corresponding emissions of liquids and gases remains well below authorized limits.

Pursuant to the Belgian government agreement of 1999, the proposed law on the progressive withdrawal from nuclear energy for power production was adopted in January 2003. This text essentially provides for the deactivation of the plants forty years after they were commissioned for industrial service and a ban on the creation or operation of new nuclear power production units. However, one section of the law authorizes adjustments in the event of a force majeure related to supply security with the government’s authorization. Under this law, the first decommissioning would take place in 2015.

The fuel used in Electrabel’s nuclear plants is essentially enriched uranium and, in certain cases, a mixed fuel containing plutonium oxide and uranium oxide. All supplies for the plants are provided by Synatom, a company held by Electrabel, in which the Belgian government holds a “golden share.” This “golden share” allows the government to oppose any decision it deems contrary to national interests and to be represented on the Board of Directors, where the Belgian government has two members. Synatom is supplied under long-term contracts with several foreign suppliers.

SUEZ 2005 FORM 20-F | 67

Back to contents

The downstream segment of the nuclear fuel cycle represents all the operations related to the fuel after it is used in a nuclear reactor. The costs related to this part of the cycle are, and will be, covered by provisions at Synatom. These provisions, which totaled €2.85 billion at the end of 2005, are governed by the Law of 11 April 2003.

Tractebel Engineering contributes, through its ongoing assistance to Electrabel, to the improvement of all aspects of the operational performance of the Doel and Tihange nuclear plants, from managing major modifications, operational, support, safety studies, managing the life cycle of the equipment, optimizing fuel use or managing wastes, through to validation of the decommissioning principles.

In addition, Tractebel Engineering actively participates in reducing the environmental impact of the nuclear sector in several countries: preparing for the shutdown and dismantling of the Ignalina plant in Lithuania, including the safe treatment/conditioning of the operating waste; supply of a treatment/conditioning facility for liquid operating waste currently stored at the site of the Chernobyl plant in the Ukraine; the development of high-performance and reliable storage concepts for radioactive waste in Brazil, France and Belgium.

Managing and protecting natural resources

The loss of water resources or the deterioration in the quality of those resources in certain countries where we operate is also driving us to increase awareness at the operational level of the need for integrated management of water resources. This is an approach that integrates all the problems related to water and sanitation services including preservation of the resource, agriculture, land management and the resolution of potential conflicts through negotiations with all stakeholders. This approach gives us a better understanding and better control of the related risks, and forms the basis for our legitimacy as a player in water management and a partner with public authorities, as well as allowing us to anticipate future trends and markets.

Finally, natural resources are also protected by promoting the recovery of non-hazardous and hazardous industrial waste. The portion of waste products recycled represents 43.3% of the total produced. We believe that the recovery of treated sewage sludge, which was 52.2% in 2005, as agricultural fertilizers is also a promising market. In 2003, the Department of Operations and Research of SUEZ Environment developed a sludge compostability test that guarantees the quality of the finished products, particularly the ability of the sludge to disperse when applied to a surface.

SUEZ Environment is also developing its high-temperature incineration operations for hazardous wastes in specialized furnaces and recovers these wastes as replacement fuels with its cement plant partners. Another way to recycle hazardous wastes is the regeneration of used oils and solvents. SUEZ Environment is also substantially expanding its activities in soil reclamation and cleanup, either through operations performed on the contaminated sites, or by extracting materials for treatment in its network of specialized facilities. In the area of waste-water purification, SUEZ Environment, in partnership with the communities in which it operates, ensures compliance with and, if possible, anticipates the standards for waste water discharges and the use of sludge.

SUEZ Environment works from the very beginning to integrate environmental policy in its Research and Development programs. Those programs develop innovative solutions for recovering waste products, reusing waste water, reducing water leaks in networks, and reducing greenhouse gas emissions.

Reducing and controlling pollutants

In Flanders, Electrabel, via the Belgian Federation of Electricity and Gas (FEBEG) and the Flemish Region, reached an agreement on future reductions in SO2 and NOX emissions. This new environmental policy agreement sets ambitious targets for the period 2005-2009. The agreement entered into effect on January 1, 2005 and covers Electrabel’s existing facilities. The power producers SPE and Aspiravi are also parties to the agreement. In Wallonia, discussions to develop a new sector agreement have not yet been concluded.

Elyo uses a broad variety of techniques to continue to cut its emissions including reduction at the energy source using an adapted energy package, water injection to reduce particulates, urea injection to control nitrogen oxides, optimization of combustion and smoke treatment. This set of measures already compares very favorably with those of competing facilities, particularly in urban heating networks, the emissions from which are substantially lower than those that would be generated by tens of thousands of individual installations.

In addition, Elyo has installed a high-performance system to track its emissions. Its VALERI software application automates the continuous auto-control system in the major combustion and incineration facilities. It is now offered in a version that meets in every detail the very strict requirements of the two corresponding European directives, which are being applied gradually between 2003 and 2008, making it an unparalleled resource. Distribution has been industrialized with TINEA, a specialized entity of INEO.

SUEZ 2005 FORM 20-F | 68

Back to contents

Pathogens

Certain portions of the cooling system in our facilities use river water. At certain times of the year, pathogenic organisms can develop in the cooling system, encouraged by an appropriate temperature. In order to prevent or at least control this phenomenon, analyses and studies have been conducted for several years, and methods to combat these organisms have been developed. A decision-making logic diagram was developed and implemented in 2004. The first results are in line with the objectives. The Belgian laboratory of the Laborelec group conducts the scientific monitoring and manages the various application phases. In addition, in 2004, a plume condensation method was developed in order to evaluate the concentrations of pathogens in the steam at the outlet from the cooling towers.

In 2005, Laborelec consolidated the experience it has acquired over the last ten years in water-borne pathogens and drafted Governance Rules that provide the templates necessary to assess the risks and establish a risk management plan. The Governance Rules were validated by Electrabel’s Safety Department and distributed for implementation within the organization at the end of December 2005.

Elyo offers its customers an optimized operating approach adapted to each facility, which can be easily integrated with pre-existing services. In contrast to partial and periodic actions, this is a global approach over time. It is the result of specific work performed by our research centers, combined with Elyo’s operational experience, which covers tertiary and residential sites as well as industrial facilities.

PCB

In the 1980s, a number of government administrations and insurance companies recommended using transformers with askarel in order to reduce the risks of fire in our facilities. It was subsequently found that the principal chemical component in the product, called a PCB, was hazardous to the environment and that its use would be prohibited by 2010. In order to comply with this international agreement and its implementation in both Europe and Belgium, conventions were signed with the Belgian authorities to identify the facilities concerned and schedule their decommissioning pursuant to authorized procedures. This decommissioning is being done linearly and the Group is ahead of schedule. Moreover, Electrabel has developed Electrabel PCB Full Service which can be used by its customers to remove devices containing PCB.

Active prevention of environmental risks

To support the central audit program to control environmental issues, the operational divisions are encouraged to implement their own system of environmental audits at their sites in order to accelerate coverage.

In the Energy segments, specific internal procedures are being deployed over most of the sites in order to define responsibilities for environmental management and to monitor the performance of environmental audits to assess the level of environmental compliance of the facilities. Special attention is paid to operating permits for the aspects related to impacts on the air, water, waste and noise. In addition, the compliance of subcontractors’ practices, the prevention of accidental discharges, the temporary storage on site of hazardous wastes, and the existence of procedures to manage serious events are carefully assessed. These procedures are established to reduce to a minimum the risk of failure to comply with regulations or the operating permit, and to demonstrate the Group’s commitment to contribute to the protection of human lives and the environment. These audits are initiated at the request of the Management of SEE and SEI to ensure that the procedures deployed comply with the corresponding directives and manuals.

SUEZ Environment methodically takes environmental risks into consideration: at least one environmental audit has been conducted at each waste treatment site over the last three years. These audits identify any failures to comply with current regulations, detect specific risks, and implement correction plans. Non-compliance reflects regular changes in the regulations which require upgrades of the operations. They also result from acquisitions of facilities for which investments have been planned or because of the simple ageing of managed facilities. The use of private operators is often justified by difficulties in managing facilities subject to increasingly strict regulations. When SUEZ assumes the management of facilities, some of those facilities do not necessarily meet regulatory requirements. It is clear that, given the size of the infrastructures, the investments and work needed to upgrade the system sometimes require several years in certain countries. When a non-compliance appears, SUEZ uses a variety of responses that may consist of an improvement in the operational management of a site, or an investment to strengthen or replace equipment. Under service delegation contracts, these decisions must be made with the approval of the customers, local authorities or manufacturers. Some investments remain their entire responsibility. However, the Group works to alert its customers so that they can anticipate future standards. A major program to increase awareness among local communities that have entrusted the management of their household waste incinerator to the Group was launched by SUEZ Environment to anticipate the applicable European environmental regulations in December 2005; those regulations require a reduction in authorized emissions thresholds. In some cases, when our customer has not made the necessary investments to bring its facility into compliance, we have ended our management. This audit program, which is monitored by the Department of Operations, Research and the Environment (DORE), is regularly presented to the Management Committee and subject to regular reports. In the water segment, each subsidiary is responsible for its own system to manage its environmental risks. A centralized control process similar to the process in place for waste will be started in the near future. The audits will be conducted as a priority on the waste treatment facilities, water treatment product storage, and the management of treatment station sludge. Finally, risk-prevention plans are included or precede the implementation of an environmental management system.

SUEZ 2005 FORM 20-F | 69

Back to contents

There were 111 complaints and 29 fines resulting from environmental damage, totaling €0.4 million in indemnification. This is low given our size, the industrial nature of our businesses, and our direct expenditures for the environment. In 2005, environmental expenditures (investments and current operating expenditures related to environmental protection) amounted to more than €452.9 million for energy activities and over €2,226.2 million for the water and waste businesses.

The management of industrial and environmental risks breaks down into two components: crisis management and risk prevention.

Crisis management for operating continuity

The operational entities have established crisis management plans that involve two levels of response: an emergency standby system to ensure immediate mobilization of the crisis management resources, and a proper crisis mechanism that effectively manages crises over a period of time. This plan particularly provides for the organization of a crisis unit that is capable of taking into consideration internal or external impacts, whether they are technical, social, health, economic, or image. For this purpose, the emphasis is placed on increasing the awareness of and training crisis management teams, particularly through simulations, and on developing a culture of exchange among local teams and their outside contacts.

The procedure known as “crisis emergency standby” ensures that our Management is informed of any serious event as necessary. This emergency standby system covers the Water and Waste Treatment activities in particular, along with the nuclear activities, and is active 24 hours a day, every day of the year. It also ensures the feedback needed to improve the our crisis management procedures and risk control.

Environmental risk management policy – Law of July 30, 2003 governing the prevention of technological risk

Risk management is an essential component of our environmental policy. The environmental risks related to the most dangerous sites are framed by strict and specific national and international regulations and are subject to regular inspections by public authorities and our experts.

Within the borders of the European Union in 2003, we operated eight Seveso “high threshold” sites, located in France, Belgium, Germany, Hungary and Poland. For the environmental businesses, Teris, the hazardous industrial waste treatment subsidiary of SUEZ Environment, operates the French sites of Pont-de-Claix (incineration of chlorinated solvents) and Loon-Plage (incineration of hazardous industrial waste), and its subsidiary SITA Remediation in Germany operates the Herne plant (treatment of hazardous industrial waste).

For the Energy businesses, Fluxys and Fluxys LNG (SEE) operate the sites of Zeebrugge a liquefied natural gas terminal, Dudzele a LNG storage unit and Loenhout an underground natural gas storage, and Electrabel operates the sites of Polaniec and Dunamenti.

The Teris Pont-de-Claix site is classified under the Seveso directive as “high threshold” because of its storage of hazardous industrial waste that can include the highly toxic categories. This site is located in the center of a chemical complex that includes other “high threshold” Seveso establishments, with which it shares response resources within an economic interest grouping and a health, safety and environmental charter common to all operators on the complex. In particular, there is an internal 35-person fire department. The policy for preventing major accidents is based on a methodology for risk assessment, a policy on health and safety in the workplace, an environmental protection policy that has earned ISO 9001 and ISO 14001 certification, an annual safety-environmental quality progress plan, and an inspection policy that minimizes the risks related to the operation of the equipment that is backed by the chemical complex inspection department and recognized by the government. The safety management system is audited by a third party at least every three years, which complies with the order of May 10, 2000, and the health, safety and environmental charter of the chemical complex. An internal study of the dangers on the Teris site evaluates the risks of accidents that could occur and the conservatory measures that would reduce the gravity or probability of such an accident. Since 2000, the frequency rate and the gravity rate of workplace accidents has been zero. No environmental accident or external complaint has been recorded.

SUEZ 2005 FORM 20-F | 70

Back to contents

The Teris-Loon Plage site is a Seveso “high threshold” site because of the storage of hazardous industrial waste that may include toxic materials. This establishment was acquired from the DuPont company early in 2003. The policy to prevent major accidents is based on a methodology for risk assessment, a policy on health and safety in the workplace, an Environmental protection policy, and an annual environment and safety quality progress plan. The site was integrated within the Teris ISO 9001 and ISO 14001 certification parameters in 2004. Its safety management system (SMS) complies with the order of May 10, 2000. A danger study performed by Fairtec/Veritas was submitted for critical analysis to an independent expert (Technip) at the government’s request at the time the request for authorization to operate was made and authorization granted on April 23, 2003. The assessment of the risks of accidents that could occur and the conservatory measures to reduce the gravity or probability of such an accident were performed using DuPont’s Hazop methodology. Since Teris acquired the site, the accident frequency and gravity rates have been zero.

The Herne site operated by SITA Remediation, a Teris subsidiary, uses pyrolisis to treat 30,000 tons/year of soil polluted with mercury, pyralene and polynuclear aromatic hydrocarbons. The site is classified as a Seveso “high threshold” site because of the potential stock of polynuclear aromatic hydrocarbons contained in the soil, which is greater than the limit in Germany which is 200 tons. The site meets its regulatory obligations and a special impact study was conducted in 2003. An environmental officer and a Seveso officer were appointed by the company and they are responsible for the correct application of the regulations. An annual three-day audit is conducted by the German Department of Environment and Labor. This site was audited in 2003 by the environmental audit team of SUEZ Environment. No major non-compliance or major environmental risk was detected on the site. In addition, the site is certified as Entsorgungsfachbetrieb, a German environmental certification, the renewal of which is verified annually by government audit.

Each of the Seveso sites has an internal operations plan that includes a “crisis unit” component which is filed with the authorities. This plan is tested every year during exercises conducted jointly with the Civil Protection Administration. The plan of Teris Pont-de-Claix is included in the internal operations plan of the chemical complex. Each of these three establishments has a notification system, which is relayed to the management teams of Teris and SUEZ Environment. These emergency standby systems define procedures in the event of a crisis.

Fluxys and Fluxys LNG conduct a proactive policy to control risks related to well-being in the workplace, industrial safety and the environment.

Within the framework of this policy, Fluxys and Fluxys LNG work to:

•

concerning the environment:

-

monitor and demonstrate responsibility for the well-being and the protection of their own employees, third parties, area residents and the environment,

-

implement the best technologies available, taking economic realities into consideration,

-

meet the expectations of all stakeholders concerned (both internal and external),

-

take the concept of “sustainable development” into consideration in their activities,

-

comply with legal requirements;

•

concerning their employees:

-

define and divide responsibilities, tasks and skills,

-

regularly define objectives targeted by entity and by person,

-

provide adequate training for each employee;

•

concerning processes:

-

manage risks proactively through the Quality & Safety Management System (QSMS),

-

consolidate expertise and all data on the facilities,

-

design, build, operate and decommission the facilities in a responsible manner,

-

establish and implement the necessary inspection, monitoring and maintenance programs,

-

be prepared to deal with emergency situations and serious accidents;

SUEZ 2005 FORM 20-F | 71

Back to contents

•

in terms of cooperation:

-

communicate this policy and actively and efficiently work together at all levels of the company,

-

use the PPT committee as a platform for cooperation,

-

continuously adapt the well-being, industrial safety, environment and quality policy through the HSEQ steering committee based on the responsibilities assigned to it;

•

in terms of feedback:

-

regularly measure and monitor efforts and results,

-

ensure that every accident, incident or non-compliance within the organization is communicated, reviewed and dealt with,

-

draw the lessons from internal and external experiences,

-

regularly update the prevention policy, evaluate and adapt the required action plans in this area,

-

identify improvements using internal and external audits.

Each employee contributes to the implementation of this policy through the responsibilities, tasks and authority assigned to him.

The management structure will apply available resources in the most effective manner.

Management and supervisors are responsible for compliance with and improvements to this policy.

Fluxys has formed competent teams to manage and control crisis situations resulting from incidents and accidents that occur in a facility operated by Fluxys or Fluxys LNG. The members of these teams have had special training in crisis management and practice drills are regularly conducted. An internal procedure and several instructions for crisis management have been developed by Fluxys. In addition, operating sites have emergency plans describing the local measures to be taken in the event of serious incidents or major accidents.

To meet their legal obligations to indemnify third parties in the event of an accident for which they are liable, Fluxys and Fluxys LNG have taken out insurance from reputable insurance companies to cover their civil liability as operator and owner.

In Poland, the Seveso II directive was transposed by the Polish parliament on April 27, 2001. On the basis of the order from the Minister of the Economy dated April 9, 2002, the Polaniec power plant was registered as a “high risk” site. A program to minimise major industrial risks has been developed and is in place within the Company. Following the Company’s restructuring and the gradual reduction in the volume of hazardous substances involved, the prevention program has been updated.

Finally, the Dunamenti site in Hungary has been officially registered as a Seveso “high threshold” site since January 1, 2003 because of its large light fuel oil storage capacities. Dunamenti is required to hold such storage capacities under a Hungarian government decree (currently being verified). A program to prevent major industrial risks has been developed and implemented.

Appendices: methodology for the 2005 environmental reporting

For environmental reporting, the year 2005 was marked by the completion of work in the following areas: the enhancement and deployment of the reporting procedures, a review of the performance indicators and consistency tests, improvement in the IT solutions for environmental reporting, and increased use of these IT solutions by the entities. The procedures for defining the scope of environmental reporting were confirmed in order to cover all the performances and impacts of the facilities at which we hold technical operational control. In 2005, the legal entities included in the reporting perimeter were those whose operations were relevant in terms of environmental impact (excluding, therefore, energy trading and financial and engineering activities), and either fully or proportionately consolidated (based on the financial consolidation rules). Those entities report the performance and impact of the facilities in which they hold technical operational control, including facilities operated on behalf of third parties. Those amounts are then consolidated taking into account the financial consolidation percentage, excluding the numbers from environmental management systems (EMS) and the numbers from sites covered by EMS that are fully consolidated.

On the basis of consolidated revenues, relevant revenues after excluding the revenues generated by the activities that are not considered relevant in terms of environmental impact, are defined and identified for each legal entity. The coverage of those relevant revenues for each of the environmental management indicators is specified in the SUEZ environmental performance summary table in 2005.

SUEZ 2005 FORM 20-F | 72

Back to contents

The list of the entities included in the scope of environmental reporting is attached to the procedures and instructions.

The year 2005 was also a year in which the procedures for reporting environmental data were specified and deployed upstream. The set of procedures for reporting environmental data consists of a generic procedure based on a standard instruction to be used at the appropriate levels of the reporting process. The deployment of the procedures throughout the Group relies on a network of duly authorized environmental agents and coordinators. These procedures and work instructions at the group and branch level detail the collection, control, consolidation, validation and transmission of environmental data at the various levels of the organization as well as the rules that define the scope and consolidation. They include technical documents that provide methodological guidelines for calculating certain indicators. The procedures for providing environmental information are available on our website at http://www.suez.com.

The sheets defining the indicators used to measure our environmental performance have been reviewed and explained in compliance with the legal disclosure obligations stipulated by the French New Economic Regulations act or the law on technological risks. They have also been created based on comments from operational managers represented by a dedicated work group. Each indicator has also been studied to define and formalize the type of validity controls to be used. These controls are based on studies of changes from one reporting year to another and on analyses of consistency and relevance within a business. They are integrated into the reporting tool. The 2005 version of the SUEZ Environmental Reporting Guide is available on our website at http://www.suez.com.

An indicator for the electricity drawn from the networks by the power plants was introduced in order to reflect our total net consumption of electricity. SEI is not currently covered by this indicator.

The following information should be noted about the data published in this report and in the Activity and Sustainable Development Report:

•

the plants in which the principal fuel is natural gas do not report on their emission volumes of SO2 and particulates. The reporting profiles for these production units will be adapted in 2006 to include these three indicators;

•

for the international plants that do not continuously measure their SO2 and NOX emissions, the lack of a reference calculation methodology defined at Group level may potentially lead to errors in the calculation of the volumes emitted. A standard reference for the NOX and SO2 content of the smoke will be defined at Group level in 2006. This will be applied when the legislation in place does not define standards for calculating these emissions;

•

closed controlled landfill sites are excluded from the reporting perimeter. Closed units that are an integral part of sites in operation should not be excluded. The definitions of the indicators of “leachates collected” and “treated” will be refined in order to guarantee the inclusion of volumes coming from the closed units;

•

the strict application of the definitions resulting from national legislation governing hazardous and non-hazardous waste may lead to:

-

classifications that vary from one country to another;

-

an estimated, but not measured, quantity of waste;

-

corrections from one year to the next. This is the case for Gaz Natural de Lima which this year is reporting its volumes of gravel (sand and stones, trenching residues) as non-specific non-hazardous waste as over 450,000 tons, even though no waste was reported in 2004.

•

the evaporation-concentration residues produced by certain electrical power plants included in the scope of the environmental reporting are negligible and therefore not reported.

•

from now on, the SUEZ Environment trucks that run on clean diesel are no longer considered part of the “green fleet.” This indicator is, therefore, considered to be a new indicator for which the definition sheet will be updated and for which there is no history.

•

the formula for calculating the “consumption of primary energy for waste treatment” indicator was modified in 2005 (exclusion of the electricity consumed, which is reported elsewhere).

•

the method for reporting the “non-specific waste-other non-hazardous waste” indicator was changed in 2005 for the waste generated by the waste treatment businesses.

SUEZ 2005 FORM 20-F | 73

Back to contents

The reliability of the reporting process, the scope of the reporting perimeter, and the improvement in the definition of the environmental performance indicators are continually being improved.

Finally, pursuant to the commitments made for 2005, we worked to strengthen the mechanism to monitor values by deploying a new version of our tool to collect, process and recover the environmental data entered by the operational entities. CERIS, an environmental reporting IT solution, the first version of which was developed by SUEZ in 2003, allows management of the network of environmental agents and coordinators, management and documentation of the environmental reporting perimeter, entry, control and consolidation of the indicators, the printing of reports and, finally, the availability or the production of the documentation required for the collection of the data and the control of the reported data. This tool currently covers all the divisions and is now deployed within certain divisions and subsidiaries. CERIS was also verified by our internal audit team.

The correspondence of our environmental performance indicators with the New Economic Regulations and the Global Reporting Initiative is documented in the summary table of environmental performance published in the Annual Activity and Sustainable Development Report.

INSURANCE

The Insurance Department animates our internal network of specialists, the SUEZ Worldwide Insurance Network, or SWIN, which provides its expertise to the divisions/business units and the Corporate in this specialized area where sharing of experiences contributes to more efficiency.

Our policy of transferring “hazard” risks to the insurance market is applied to the traditional areas of insurance: the protection of property (material damage and business interruption), the protection of individuals (employee benefits), third party recourse (civil liability) and the area of automobile insurance.

In each of these areas:

•

the transfer of severity risks to the insurance market continues as often as possible, with the development of transversal programs in areas that are considered strategic; and

•

the optimization of the financing of hazard risks of low, or moderate amplitude, is largely based on self-insurance plans, either directly through deductibles and retentions or indirectly through the use of captive tools.

Material Damage and Business Interruption

The protection of our assets conforms with generally accepted principles for property damage and business interruption insurances. It pertains to property that is owned, leased or entrusted to us, particularly in the context of concession agreements.

The Environment businesses favors to cover their assets with a layered solution in two successive lines, one aimed at sites of moderate importance and another, which is reserved for more important business facilities. The total capacity of this program is €200 million.

The Energy businesses, whose generation centers constitute a major asset, have opted for a regional approach, which takes advantage of the capacity available in markets specialized in function of the nature of the equipment. In addition to the typical coverages for fire and explosion, generation facilities may subscribe risk extensions in the field of machinery breakdown according to the nature of the equipment, for example gas turbines or boilers, etc.

The nuclear plants operated by Electrabel in Doel and Tihange are covered in material damage by the mutual insurance company, Nuclear Electric Insurance Limited, or NEIL/ONEIL.

Business interruption insurance is subscribed on a case-by-case basis in function of the risk analysis performed at the appropriate level, which may be the production unit itself or set of units belonging to the same division of activities, located in the same geographic zone.

Construction projects are covered by “Erection All Risks” programs, subscribed to by the project owner, project manager or lead company.

SUEZ 2005 FORM 20-F | 74

Back to contents

Employee Benefits

In accordance with legislation in effect and with business agreements, employee benefits programs covering against risk of accidents and medical expenses are developed at the level of the operational entities.

These programs may be financed by retention, depending on the capacity of the operational entity, or by transfer to the insurance market.

Civil liability

We subscribe to civil liability insurance under the following categories:

•

General civil liability

In excess of the underlying coverages relative to each division or business unit, which normally amounts to €50 million, we have a worldwide excess liability program which, subject to certain exclusions and sub-limits imposed by the market, provides a total capacity of €500 million, all indemnities combined.

•

Marine liability

Our global general liability program is placed in the non-marine market and excludes from its scope specific types of risks such as, for example, marine risks, which are covered by specialized markets.

An important part of our activities necessitates the use of ships for the transport of liquefied natural gas and sometimes also for coal. The liability that could be incurred as a charterer or owner of ships is covered by appropriate policies.

•

Nuclear liability

In its role as operator of nuclear plants in Doel and Tihange, Belgium, Electrabel’s nuclear operator’s liability is regulated by the Paris and Brussels conventions. These conventions have established an original system, derogatory from common law, inspired by the desire to provide compensation to victims and to encourage solidarity among European countries.

The Nuclear liability falls exclusively on the operator of the facility where the nuclear accident occurs. In exchange for this strict liability, the amount of compensation is capped up to a maximum amount per accident and is limited in time to 10 years. Beyond the maximum amount, an additional indemnification mechanism has been established by the governments signatory of the conventions.

The Belgian national law of ratification requires the operator to subscribe to civil liability insurance and Electrabel’s insurance program conforms to this obligation.

•

Environmental Damage civil liability

We are covered for environmental damage risks within the framework of our global worldwide liability program.

However, environmental damage risks are subject to a special approach because of special conditions imposed by the international reinsurance market, which generally limits coverage for sudden and accidental damages.

As an exception to this principle, the Environment businesses use the coverage from the specialized pool through a reinsurance plan. It has available a package whose capacities are limited in amount and geographically, but which carries extensions such as depollution costs and the coverage of events occurring slowly and gradually.

Safety and Crisis Management

During fiscal year 2005, the international political context remained highly volatile. Various countries in North Africa and the Middle East, as well as Southeast Asia, have been subjected to unprecedented acts of terrorism. At the same time, Europe also felt the effects of western intervention in Iraq and was again impacted, as it had been the year before in Madrid, with the bombings in London on July 7, 2005.

At the same time, the legal context has become more rigorous, and has experienced the emergence of new obligations for operators, particularly with respect to the protection of vital facilities in the fight against terrorism. In addition, the French Law for Financial Security requires the completion of plans for the continuity of critical activities to make possible the continuing operation of a facility, even if such operation is performed in a “diminished fashion.”

SUEZ 2005 FORM 20-F | 75

Back to contents

Finally, the recognition and sanction by French courts of an obligation “for security by results” for victims of a workplace accident has recently been applied in a case involving a terrorist attack. This type of event is no longer considered as a force majeure, exonerating the employer from responsibility, if the employer knew or should have known the nature of the threats to which it exposed its employees by assigning them to a risk area, and did not adopt adequate safety measures.

We have decided to allocate the resources necessary to meet these new obligations and anticipate major crises which may confront us, and in 2004 we created a Security Department under the direct authority of the General Secretary. This department functions within the SUEZ Global Security Network, or SGSN, reaching out from the center toward the various divisions of activity and subsidiaries operating worldwide. The missions entrusted to this department relate primarily to:

Personal safety

•

There should be coordination and centralization of security measures directed toward our expatriate employees, to deal with all types of threats to which they may be exposed, anywhere in the world.

•

The mission also includes the control of practices with regard to employees on business trips, as well as preventive measures to be implemented in the event of potentially dangerous demonstrations.

•

To accomplish this mission, SGSN may rely upon outside service providers who are specialized in the area of health as well as security, and it has also created close ties with appropriate government departments, particularly those of the French Ministry for Foreign Affairs.

•

A permanent “country watch list” has been created with the establishment of an internet site especially dedicated to traveling employees. A classification of areas at risk, as well as alerts directed to the appropriate entities, is included in this program.

Security of facilities

•

The objective is to safeguard and protect our property in the face of new threats which may involve material losses by their outright destruction, and immaterial losses by theft of information through confidentiality breaches. This mission is based on the performance of security audits and the implementation of a system of reference - actually in progress - particularly for critical facilities currently under construction.

•

Operational units are being encouraged towards the production of the continuity plans for activities to enable them to deal with overcoming unconventional situations.

Crisis management

•

SGSN may also be organized into a crisis unit. In such a case, it will be able to call upon the Communications Division and Human Resources, as well as specialized external service providers.

•

The crisis unit would take action primarily in the event of an attack on individuals or assets, and in case of the occurrence of catastrophic events of a natural, industrial, or even political nature.

•

This entity would also address the very specific set of problems which would be raised by a possible pandemic such as bird flu.

C. Organizational Structure

For a list of our major subsidiaries and our ownership interest in them, please see Item 4.B “Business Overview – Organizational Structure”.

D. Property, Plant and Equipment

Properties and Facilities

We either own or rent a significant number of real estate properties, facilities, and factories around the world, most of which are in Europe. Numerous SUEZ activities involve the operation of very large factories that are not owned by us. We believe that these operating factories are in good condition and meet all applicable requirements.

SUEZ 2005 FORM 20-F | 76

Back to contents

Energy

As of December 31, 2005, we operated more than 200 electric power plants in 31 countries. Information on the principal electric power plants owned by us is provided in the table below. Information on leased property is presented in Notes 31 and 32 to our Consolidated Financial Statements.

Country	Company	Size	Activity
France	SHEM	773 MW	Hydroelectric power plant
Belgium	Doel	2,737 MW	Nuclear power plant
	Tihange	2,423 MW	Nuclear power plant
	Belgium	nationwide	Gas transport network
	Belgium	nationwide	Electricity distribution
	Zeebrugge	4.5 bcm/year	LNG terminals
Brazil	Salto Santiago	1,420 MW	Hydroelectric power plant
	Salto Osorio	1,074 MW	Hydroelectric power plant
	Cana Brava	450 MW	Hydroelectric power plant
	Jorge Lacerda	773 MW	Thermal power plant
United States	Everett, Massachusetts	10.1 bcm/year	LNG terminals
	Red Hills, Mississippi	440 MW	Thermal power plant
	Chehalis	520 MW	Natural gas power plant
	Wise County	746 MW	Natural gas power plant
	Hot Spring	746 MW	Natural gas power plant
Hungary	Dunamenti	1,676 MW	Thermal power plant, cogeneration and combined-cycle gas turbine power plant
Italy	Rosen	356 MW	Natural gas power plant
	Tirreno Power	568 MW	Thermal power plant
Peru	Yuncan	130 MW	Hydroelectric power plant
Poland	Polianec	1,654 MW	Thermal power plant
Netherlands	Eems	695 MW	Thermal power plant
Thailand	Map ta Phut, Rayong	828 MW	Cogeneration and combined-cycle gas turbine power plant
	Bowin, Chonburi	713 MW	Thermal power plant
Turkey	Baymina	763 MW	Natural gas power plant

As of December 31, 2005, the Group is working on the construction, expansion or improvement of facilities, mainly in Spain (Castelnou: 760 MW), in Italy (Roselectra: 385 MW, Leini: 385 MW and Vado Ligure: 382.5 MW), in Bahrein (Al Ezzel: 966 MW), in Oman (Sohar: 586 MW) and in the USA: (Red Hills – Mississippi: 746 MW), being all power plants using technologies, based on gas.

Environment

We own and operate several drinking water production plants, waste water treatment plants, and water reservoirs and distribution networks.

As of December 31, 2005, we owned or operated 55 waste incineration plants in France, the United Kingdom, the Benelux countries, and Taiwan, as well as 170 landfills, most of which are located in France, the United Kingdom, and Brazil.

Information on the principal sites and plants owned by SUEZ Environment as of December 31, 2005 is provided in the table below. Information on leased property is presented in Notes 31 and 32 to our Consolidated Financial Statements.

SUEZ 2005 FORM 20-F | 77

Back to contents

Country	City/Region/State	Activity	Design capacity
France	Avignon	Waste incineration	135,000 t/year
	Toulouse	Waste incineration	165,000 t/year
	Créteil	Waste incineration	235,000 t/year
	Morsang	Drinking water production	225,000 m3/day
	Aubergenville	Drinking water production	114,000 m3/day
	Le Pecq-Croissy	Drinking water production	160,000 m3/day
	Viry-Chatillon	Drinking water production	120,000 m3/day
United States	Haworth NJ	Drinking water production	750,000 m3/day
	Deforest NY	Drinking water production	76,000 m3/day
UK	Billingham-Teeside	Waste incineration	300,000 t/year

SUEZ 2005 FORM 20-F | 78

Back to contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the discussion below together with our Consolidated Financial Statements. The financial information that follows is prepared in accordance with IFRS, which differs in certain material respects from U.S. GAAP. Notes 42 to 44 to our Consolidated Financial Statements describe the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconcile our net income and shareholders’ equity to U.S. GAAP.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB), as adopted in the European Union (EU). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the Group’s financial statements for the years presented would be no different had the Group applied IFRS as issued by the IASB. References to “IFRS” hereafter should be construed as reference to IFRS as adopted by the EU.

As allowed by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, we have elected to apply certain options and exemptions from other IAS/IFRS. These options and exemptions are described in Note 2.2. to our Consolidated Financial Statements, “Impacts of the transition to IFRS”.

IFRS Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires that management applies accounting policies and makes estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. Our significant accounting policies are in accordance with IFRS and are described in Note 1 to our Consolidated Financial Statements, “Summary of significant accounting policies”. The following areas represent those that management believes are particularly important to the financial statements and that require the use of estimates and assumptions to describe matters that are inherently uncertain.

Useful lives of property, plant and equipment and intangible assets and impairment

Property, plant and equipment and intangible assets (other than goodwill) are recorded at cost and depreciated based on management’s estimates/determinations over their economic useful lives. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that difference is adjusted on a forward basis. Due to the significance of fixed asset investment to the Group, variations between actual and estimated useful lives could significantly impact operating results both positively and negatively.

Property, plant and equipment and intangible assets are impaired if there are changes in circumstances indicating that the carrying value of the assets is not recoverable. The Group uses the best information available to estimate fair value of these assets and may use more than one source. In estimating the future cash flows of property, plant and equipment and intangible assets, judgment is exercised based on management’s intent to use the asset.

A change in these estimates or a change in the Group’s plans regarding, or probability assessments of, holding or selling an asset could have a significant impact on the Group’s future operating results.

Goodwill

Goodwill is not amortized. Impairment tests are carried out annually, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units, or CGUs, which are groups of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount (the higher of its fair value less costs to sell and its value in use) of the CGU is compared to its carrying amount. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. While we believe that the assumptions and input used to determine the recoverable amount are appropriate, they are subject to judgment. The most significant input is extracted from our 4-year business plans. Assumptions regarding discount rates have been based on the specific characteristics of the operating entities concerned and the assumptions that revenue growth rates (excluding inflation) will not exceed 2%. Terminal values have been determined in line with the available market data specific to the operating segments concerned. If the carrying value exceeds the recoverable amount, an impairment charge for the difference is recorded in the income statement.

SUEZ 2005 FORM 20-F | 79

Back to contents

Provisions

We maintain provisions related to our obligations for dismantling nuclear power stations, reprocessing and storage of nuclear fuel and environmental remediation. The assumptions underlying our estimates of these reserves are discussed in more detail in Note 24 to our Consolidated Financial Statements. We believe those assumptions are appropriate; however, actual costs incurred related to these obligations could differ significantly due to changes in the timing and amount of estimated payments, changes in the time value of money, changes in technology and changes in the legal and regulatory environments in which we operate.

Pension and other employee benefit obligations

We have obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Certain of these obligations apply broadly to most of our employees. The accounting for these obligations requires us to make certain estimates based on assumptions that have a significant impact on the related liabilities and costs recorded in our financial statements.

Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made. The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country in which we operate. Additionally, pension cost is influenced by the weighted expected return on plan assets which was 5.7% in 2005 and 6.0% in 2004.

The discount rates used are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings) in the related geographical area. The weighted discount rate used for 2005 and 2004 was 4.4% and 5.1%, respectively. The valuation methods currently used for pension plan and similar benefit commitments are presented in Notes 25 and 44 to our Consolidated Financial Statements.

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and plan assets. The amount exceeding 10% is spread over the average remaining service lives of the employees participating in that plan.

Fair value of derivative financial instruments

The best indication of a contract’s fair value is the price that would be agreed between knowledgeable, willing parties in an arm’s length transaction. On the transaction date, fair value generally corresponds to the transaction price. Subsequently, fair value is determined based on or derived from observable market data, which provides the most reliable indication of a change in the contract’s fair value.

More specifically, valuations for derivative financial instruments are based on the following hierarchy : (i) prices quoted on an organized market, (ii) prices obtained from other external sources such as brokers or over the counter third parties and (iii) valuation models and other techniques usually applied by market participants. The valuations also include adjustments to account for counterparty credit risk and liquidity of the market, which is based on the bid-ask price. We have consistently applied this valuation methodology for each reporting period presented. A more detailed discussion on fair value calculations and credit risk are reflected in Note 28 to our Consolidated Financial Statements.

Market valuations, in particular those which are not based on readily available quoted market prices, include an inherent element of uncertainty. This uncertainty increases with the duration of the underlying contracts and with situations where liquidity of the underlying market is limited due to low trading volumes. Market valuations can also significantly differ from the actual gains and losses that will be realized upon maturity of the contract, because of changes in market conditions or because of particular events such as amendments to the underlying contract. More generally, any changes to the facts and circumstances regarding market conditions and underlying assumptions for valuation purposes could significantly affect our operating results.

See also Item 11 for a detailed discussion of quantitative and qualitative market risk factors.

Documentation of the normal purchase and normal sales exemption

Most of the commodity contracts that we have entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under IAS 39. However, many of these contracts are designated and documented as normal purchase and normal sales contracts; consequently, they are excluded from the scope of IAS 39 and accounted for at cost. As a result, any price volatility inherent in these contracts is not reflected in our operating results, since unrealized gains and losses on these contracts are not recorded. If the conditions and criteria to apply such an exemption were modified because of future interpretations or actions from the IASB, the impact on our financial position and our future operating results could be significant.

SUEZ 2005 FORM 20-F | 80

Back to contents

Concessions

As explained in Note 1.F to our Consolidated Financial Statements, our accounting policy related to our concession arrangements is, as permitted by IFRIC, based on draft guidance included in IFRIC’s Draft Interpretations D12, D 13 and D14. These interpretations are subject to change as IFRIC concludes its deliberation process currently underway. Differences between the guidance contained in the Draft Interpretations and their final versions may require us to modify our current accounting policies; such modification could impact our financial position and future operating results.

U.S. GAAP Critical Accounting Policies

In addition to the Critical Accounting Policies discussed above, certain Critical Accounting Policies apply only to the U.S. GAAP results.

Long term supply and purchase contracts

We enter into many long term supply and purchase contracts for gas and electricity. Several of these contracts do not presently qualify as derivatives under SFAS 133 because of limitations on the possibility for net settlement or prohibitive costs to net settlement due to illiquidity in the related markets. If the markets were to expand to allow greater volumes to be traded and/or the costs of selling the commodity through other markets was reduced, these contracts would qualify as derivatives and depending on the market price of the commodity at that time could result in a significant asset or liability impacting our future operating results.

A. Results of Operations

2005 Compared to 2004

(in € millions)	2005	2004	% change (reported basis)
Revenues	41,489	38,058	9.0%
Current operating income	3,902	3,737	4.4%
Income from operating activities	4,522	3,540	27.7%

All data are taken from accounts prepared in accordance with IFRS.

Revenues

The Group reported a sustained increase in revenues, with a 9.0% rise.

Growth in revenues amounting to €3,431 million, can be broken down as follows:

•

a positive €841 million impact driven by higher gas prices;

•

a negative €95 million impact relating to changes in the scope of consolidation;

•

exchange rate fluctuations, generating a positive impact of €257 million, due primarily to changes in the value of the Brazilian real (€162 million), fluctuations in the US dollar had a minor €4 million negative impact; and

•

higher revenue contributions of €2,428 million from:

-

SUEZ Energy Europe (up €528 million), with Electrabel delivering an increase in wholesale electricity (up €436 million), a decrease in gas sales (€308 million) and generating extra sales in France (up €34 million), Germany (up €66 million) and Italy (up €274 million). Distrigaz also helped to increase growth, with a contribution of €272 million;

-

SUEZ Energy International (up €786 million), which benefited from a boom in sales. Electricity sales volumes rose sharply by €600 million in North America due to vigorous direct sales to industrial and commercial customers and the commissioning of new power plants. Sales in Latin America and the Asia/Middle East region also rose by €117 million and €147 million, respectively;

-

SUEZ Energy Services, which reported an increase in revenues of €581 million, related mainly to strong sales in France (up €380 million), the Netherlands (up €76 million) and Italy (up €66 million); and

-

SUEZ Environment, delivered a growth of €532 million fueled by water services in Europe (up €162 million) and the all-round performance of the international sector (up €169 million). The €83 million rise in revenues from waste services in Europe reflects sales growth in France and in the United Kingdom, and an upturn in business in Germany during the second half of the year.

SUEZ 2005 FORM 20-F | 81

Back to contents

Revenue breakdown by geographical area

The share of revenues generated outside France and Belgium increased to €20,808 million in 2005 from €17,726 million in 2004, representing 50.1% of our total revenues in 2005 compared to 46.6% in 2004.

(in € millions)	2005			2004
	France	Belgium	International	France	Belgium	International
SUEZ Energy Europe	773	9,475	3,945	273	10,169	2,453
SUEZ Energy International	-	-	5,879	-	11	4,881
SUEZ Energy Services	4,720	1,144	4,465	4,215	1,222	4,296
SUEZ Environment	4,227	343	6,519	4,088	352	6,097
Group Total	9,720	10,962	20,808	8,577	11,755	17,726

Revenues by geographical area can be broken down as follows:

(in € millions)	2005	2004	Change in %
France	9,720	8,577	13.3
Belgium	10,962	11,755	(6.7)
France-Belgium sub-total	20,682	20,332	1.7
Other European Union countries	10,957	8,891	23.2
Other European countries	975	998	(2.3)
North America	4,092	3,501	16.9
Europe and North America sub-total	36,706	33,723	8.8
South America	2,120	1,822	16.4
Asia/Middle East and Oceania	2,063	1,907	8.2
Africa	600	606	(0.9)
Group Total	41,489	38,058	9.0

Growth was sustained in France reporting a 13.3% increase in revenues while growth in Belgium decreased by 6.7%. In 2004, wholesale sales of €1,154 million were entirely attributed to the Belgian zone. In 2005, this activity totaled €1,488 million and was spread between the French, Belgian, and Other European Union zones in amounts of €297 million, €525 million and €666 million, respectively. Excluding wholesale sales, revenue changes in these zones were 9.9%, -1.6% and 15.7%, respectively.

In North America, electricity sales volumes increased due to vigorous direct sales to industrial and commercial customers and due to the commissioning of new power plants.

Current operating income

Growth in current operating income, up €165 million, fell slightly short of the prior year performance, which had been boosted by the positive impact of several non-recurring items such as the reversal of Lydec’s pension provisions (€184 million) following a change in the pension agreement and transfer of obligations to an external fund, the adjustment to the pension cost relating to Electrabel’s employees in the distribution sector (€140 million), as well as adjustments to provisions for site dismantling obligations and downstream operations (€152 million). Current operating income for 2005 was also impacted by the recording of a provision for the AEP litigation in the United States (US$ 139 million, or €111 million).

However, on the other hand, growth in 2005 current operating income was also boosted by:

•

the positive impact of changes in French pension arrangements for the Electricity and Gas Industries sector within the SES segment;

•

the better-than-expected outcome of certain onerous contracts; and

•

the reduction in provision allowances for downstream electricity operations in Belgium following changes introduced by our Monitoring Committee regarding calculation methods and assumptions.

SUEZ 2005 FORM 20-F | 82

Back to contents

Income from operating activities

Income from operating activities rose sharply by 27.7%, bolstered by €1,530 million in gains on sales of assets/business 1 However, these gains were partially offset by changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39, leading to a negative impact of €151 million, as well as the recognition of €658 million in impairment losses and €101 million in restructuring costs.

Segment profit

The Group uses Gross Operating Income, or GOI, as a measure of segment profit, which is closely related to consolidated current operating income. Refer to Note 4 of our Consolidated Financial Statements for a reconciliation of GOI to current operating income.

Electricity and Gas

(in € millions)	2005			2004			% change
	SEE	SEI	Total	SEE	SEI	Total	(reported basis)
Revenues	14,193	5,879	20,072	12,896	4,892	17,788	12.8%
Gross operating income	2,854	1,335	4,189	2,651	1,178	3,829	9.4%
Current operating income	1,963	747	2,710	1,998	779	2,777	(2.4)%
Mark-to-market on derivative instruments	(229)	79	(150)	-	-	-	N/A
Impairment	(79)	(269)	(348)	11	(1)	10	N/A
Restructuring costs	13	-	13	(8)	-	(8)	N/A
Disposals of assets, net	714	245	960	6	(47)	(41)	N/A
Income from operating activities	2,383	801	3,184	2,007	731	2,738	16.3%

SUEZ Energy Europe

Revenues

Revenues reported by SUEZ Energy Europe grew 10.1% in 2005. Revenues increased by €1,297 million with rising gas prices having a positive impact of €594 million. This performance was fueled by the electricity business, particularly increases in wholesale revenues, the rise in selling prices due to rapidly rising fuel costs, and growth in volumes at Distrigaz.

Electricity

Electricity sales were up €816 million. In 2005, SEE sold 145.3 TWh of electricity, including 65.4 TWh in Belgium (down 4.3 TWh), 47.1 TWh outside Belgium (up 3.6 TWh) and 32.8 TWh on the European wholesale market (an increase of 7.4 TWh).

(1)

In accordance with IFRS, the capital gain generated in 2004 on the sale of Métropole TV has been included in “net income from discontinued operations” and therefore has no impact on income from operating activities in 2004.

SUEZ 2005 FORM 20-F | 83

Back to contents

Growth was positively impacted by a change in scope of consolidation for an amount of €135 million and by a positive exchange rate impact of €38 million.

•

In Belgium, revenues slipped 5.5%. The impact of full deregulation of the Flanders electricity market, and to a lesser extent, of partial deregulation in Brussels and Wallonia since July 1, 2004, was partly offset by increases in selling prices, reflecting in particular the rise in fuel costs.

•

Electricity sales in the Netherlands were up 6.4% in terms of volume, against a backdrop of rising prices across the sector.

•

In the rest of Europe, sales were up in France, Germany and Italy €34 million, €66 million and €274 million, respectively, as a result of the combined effects of the signature of new industrial contracts (including Berlin, Ford and City Works), the entry into service of the Torrevaldaliga (Italy) plant in March 2005 and increases in selling prices.

•

Wholesale electricity sales generated as part of Electrabel’s policy of optimizing its European production facilities and contract portfolio reached €1,428 million for 2005, compared to €992 million a year earlier (32.8 TWh in 2005 versus 25.4 TWh in 2004).

Gas

Gas sales were up €558 million with rising gas prices having a positive impact of €594 million. In addition:

•

Distrigaz delivered a growth of €272 million in sales. This reflects the strong sales momentum in France, where it supplies 99 industrial sites, compared with 39 in 2004, as well as higher sales of LNG. Non-Group sales of gas in Belgium and Luxembourg remained flat.

•

Electrabel’s gas sales fell by €308 million year-on-year, impacted by the decrease in wholesale transactions, the optimization of gas trading positions, and the ongoing effects of partial deregulation in Wallonia from July 1, 2004.

Other operations

Revenues from the “other” activities, mainly comprising service billings, fell 6% or €128 million from 2004, a year which benefited from non recurring billings to Belgian mixed inter-municipal companies.

Gross and current operating income

Current operating income reported by SUEZ Energy Europe came in at €1,963 million, on a par with 2004, which was bolstered by a number of favorable, non-recurring elements (regarding pensions and adjustments to provisions for site dismantling obligations and downstream operations further to changes introduced by our Monitoring Committee with respect to calculation methods).

Adjusting for these non-recurring items, growth in current operating income outpaced growth in gross operating income, which came in at 6.1%.

Gross operating income increased by €203 million in 2005. It was driven in particular by a strong performance in the Benelux countries (up €265 million), which remains the primary growth driver in absolute terms, due in part to the positive impact of non-recurring items such as the contribution of the mixed inter-municipal companies and especially the improvement in margins. Margin growth results from both pricing trends in the electricity and gas markets, the diversified structure of Electrabel’s production assets and a continued tight rein on costs. The combination of improved contribution margins and a reduction in fixed costs afforded Electrabel renewed flexibility and enabled it to hold its ground in the newly deregulated market and win back former customers. These developments were partly tempered by higher sales and marketing costs stemming from the impact of deregulation in Belgium, by less severe winter weather and by the temporary unavailability of certain facilities, mainly in the Netherlands.

Electrabel’s sources of growth outside the Benelux countries improved during the year (up 24%, or €61 million), boosted by new plants commissioned in Italy (€39 million).

Rapidly rising oil and electricity prices also had a positive effect on Electrabel’s trading activities (up €62 million), with Distrigaz recording gains from hedging transactions. Distrigaz also took advantage of the strong upswing in prices and volatility in the gas market to capitalize on its short-term trading positions.

SUEZ 2005 FORM 20-F | 84

Back to contents

Lastly, growth in gross operating income reported by SEE for 2005 was also fueled by the sharp increase in income from associates, with contributions from the mixed inter-municipal companies in 2004 affected by a number of non-recurring items, mainly relating to pension obligations.

Income from operating activities

SUEZ Energy Europe reported an 18.7% increase in income from operating activities on a reported basis, to €2,383 million, driven by €714 million in capital gains on disposals, including €626 million in connection with the listing of 36.6% of the share capital of Elia. However, this income from operating activities was adversely affected by changes in the fair value of commodity derivatives, representing a negative €229 million, resulting mainly from year-end increases in forward prices for electricity and gas.

SUEZ Energy International

Revenues

SUEZ Energy International reported a 20.2% rise in sales or a €987 million increase which can be broken down as follows:

•

a positive €161 million impact driven by higher gas prices;

•

a negative €110 million impact relating to changes in the scope of consolidation;

•

exchange rate fluctuations, generating a positive impact of €150 million; and

•

higher revenue contributions of €786 million from:

-

North America (up €600 million), whose strong performance was the result of the commercial success of SERNA (SUEZ Energy Resources North America) in direct sales of energy to industrial and commercial customers (up €482 million) and the positive €45 million effect of the new Wise and Hot Spring facilities, commissioned in July 2004 and 2005, respectively;

-

Asia/Middle East (up €147 million), which saw an increase of €83 million in Turkey due to the commissioning of the Baymina facility (770 MW) in February 2004 and increased year-on-year output. The accelerated pace of sales in South Korea (up €35 million) and of electricity and steam in Thailand (up €31 million) also fueled revenue;

-

Latin America (up €117 million), and particularly Brazil, where sales advanced by €61 million following the gradual replacement of initial contract volumes by bilateral contracts with distributors and industrial customers. Chile, Peru and Argentina continued to enjoy favorable volume and pricing trends.

Revenue contributions were however tempered by the negative €53 million impact of LNG shipping activities.

Gross and current operating income

Current operating income as reported by SUEZ Energy International dipped 4.2% to €747 million, representing a €32 million fall.

Current operating income was influenced by the impact of the AEP provision for litigation in the United States (representing a negative €111 million) and by an increase in gross operating income (up €157 million). The increase in gross operating income was due to a positive impact resulting from exchange rate fluctuations (€73 million), a negative impact relating to changes in the scope of consolidation (€27 million), and a higher contribution (€111 million) resulting from the combined effect of the following factors:

•

Latin America was the primary driver of growth in SEI’s current operating income (up 14%), and particularly Brazil, which benefited from the last year in which initially contracted volumes are being replaced by higher-margin bilateral contracts (€105 million). However, this was largely offset by the negative impact of higher taxes on revenues;

•

current operating income delivered by SEI operations in North America which fell 7%, dampened by the operational environment in the second half of the year, namely:

-

problems with the Atlantic LNG’s liquefied natural gas facility and the overall shortage of LNG on the world’s markets, resulting in idle production periods for the Hoegh Galleon carrier and losses on hedging transactions;

-

downward pressure margins for direct sales of electricity to industrial and commercial customers caused by a strong upturn in prices;

-

growth in current operating income in the Middle East and Asia region due to growth in sales and the renegotiation of maintenance contracts in Thailand, as well as the full-year benefits of the Baymina (Turkish) facility commissioned in February 2004; and

-

lastly, increases in gas prices which drove up dividends and production payments received from Atlantic LNG.

SUEZ 2005 FORM 20-F | 85

Back to contents

Income from operating activities

SUEZ Energy International posted a 9.5% increase in income from operating activities on a reported basis, to €801 million. This reflects:

•

the positive €79 million impact of changes in the fair value of commodity derivatives 1 at December 31, 2005, related mainly to economic hedges of gas and electricity purchases and sales entered into in respect of U.S. operations;

•

proceeds of €245 million from disposals, relating mainly to the sale of 9.6% of Tractebel Energia in Brazil, 17% of Enersur in Peru and 30% of Glow in Thailand; and

•

a partial offset by impairment losses of €269 million taken mainly on certain “Merchant” plants in the United States (€217 million), as part of our asset renewal plan put in place to refocus production activities in states open to competition and to build an integrated approach to the value chain.

SUEZ Energy Services

(in € millions)	2005	2004	% change (reported basis)
Revenues	10,329	9,733	6.1%
Gross operating income	563	558	0.9%
Current operating income	359	218	64.9%
Mark-to-market on derivative instruments	-	-	N/A
Impairment	(84)	(9)	N/A
Restructuring costs	(87)	(28)	N/A
Disposals of assets, net	42	20	N/A
Income from operating activities	229	200	14.4%

Revenues

Energy Services delivered growth of €596 million or 6.1% in 2005.

Growth was particularly strong in installation and maintenance services in France (up €261 million) and the Netherlands (up €20 million).

Growth reported by Ineo was strengthened by the ORRMA contract with the French Ministry of Defense and by improved business volumes with customers in the tertiary sector.

Service activities in France (Elyo) reported growth of €246 million related to increased sales momentum and additional services provided, and, to a lesser extent, pricing effects (renegotiated price terms or fuel price rises passed on to customers) and inclement weather. In Italy, revenues from service activities surged to 14.6%.

Engineering operations saw revenues decrease by 7.7% due to the completion of certain turnkey projects such as Sines in Portugal.

(1)

These derivative instruments were recorded in 2005 for the first time as a result of the adoption of IAS 39; see Note 2.4 of our Consolidated Financial Statements.

SUEZ 2005 FORM 20-F | 86

Back to contents

Gross and current operating income

Gross operating income reported by SUEZ Energy Services came in at €563 million. Its modest 0.9% growth felt the effect of problems encountered by Tractebel Engineering on the Norwegian Snohvit contract. Services and installation operations, however, turned in an improved performance, due to:

•

ongoing commercial expansion in services provided in France and Europe;

•

an improvement in Ineo’s order book;

•

new contracts for installation and related services (e.g., Ineo’s ORRMA contract);

•

positive impacts of restructuring measures initiated in 2004 at Endel, Axima and Ineo; and

•

the termination or renegotiation of onerous contracts in place at Fabricom GTI, Ineo and Endel.

Furthermore, the change in pension arrangements for Electricity and Gas Industries in France companies had a positive impact of €18 million on gross operating income (impact on associates).

Energy Services recorded sharp growth in current operating income, up 64.9% at €359 million. Growth in current operating income occurred in particular due to improved operating performance, adjustments to provisions for pension obligations relating to Electricity and Gas Industries subsidiaries (positive impact of €33 million) and the reversal of a provision for litigation previously recorded by GTI but no longer required.

Income from operating activities

Fiscal 2005 was characterized by further restructuring measures (representing a negative amount of €87 million) carried out in the installation business and particularly at GTI, which led to recognition of an additional provision of €35 million. Impairment losses relate mainly to GTI goodwill (€50 million) as well as to other items of property, plant and equipment. These negative impacts were offset in part by capital gains on disposals of non-strategic businesses or assets, in an amount of €42 million.

As a result of this performance, SUEZ Energy Services delivered a 14% increase in income from operating activities to €229 million.

SUEZ Environment

(in € millions)	2005	2004	% change (reported basis)
Revenues	11,089	10,537	5.2%
Gross operating income	1,914	1,765	8.5%
Current operating income	1,004	940	6.8%
Mark-to-market on derivative instruments	-	-	N/A
Impairment of assets/provisions for loss in value of securities	(209)	(210)	N/A
Restructuring costs	(22)	(26)	N/A
Disposals of assets, net	493	69	N/A
Income from operating activities	1,266	772	63.9%

Revenues

SUEZ Environment generated €11.1 billion in revenues in 2005, versus €10.5 billion in the prior year. Changes in Group structure and exchange rates were mutually offsetting. Increase in revenue without these effects is a result of:

•

european water services revenue growth of €162 million, to which the main contributors were Agbar in Spain and France (up €73 million), further to the signature of new wastewater contracts and an acceleration in services provided;

•

revenues generated by European waste services advanced by €66 million in France and by €25 million in the United Kingdom, propelled by the start-up of two new waste incinerators and an improved economic climate. The situation in Germany saw an upturn in business in the second half of the year, buoyed by the start-up of new waste sorting and processing units. Overall, European waste services grew by €83 million;

•

Degrémont benefited from new contracts in Europe, South America and Australia (Perth), driving revenue growth to €118 million for 2005; and

SUEZ 2005 FORM 20-F | 87

Back to contents

•

international operations posted sustained revenue growth of €169 million in water and waste operations. This is largely due to tariff increases obtained by Aguas Andinas in Chile 1 (€29 million), an increase in sales recorded by Lydec (up €22 million), new water contracts awarded in China, robust waste services in Brazil (up €39 million), and the rise in prices and volumes in Australia.

Gross and current operating income

In 2004, SUEZ Environment’s current operating income, which climbed 6.8% in 2005, was boosted by a positive non-recurring impact of €184 million relating to the reversal of Lydec’s pension provisions further to a change in the pension agreement and transfer of its obligations to an external fund. However, current operating income was hit by a €74 million loss relating to the termination of commercial operations at Degrémont in the United Kingdom. Taking into account these non-recurring items, current operating income climbed 21%, or €174 million.

These trends are mainly the result of the increase in gross operating income reported by Environmental operations, which increased by €149 million. This increase was the result of a negative impact due to changes in Group structure (€60 million), a positive impact due to fluctuations in exchange rates (€15 million) and higher contribution of €194 million driven primarily by water services in Europe (up €59 million) and international business (up €72 million). Growth delivered by Degrémont gradually picked up pace (up €7 million) following the termination of activities in the United Kingdom and Colombia in 2004. Waste services in Europe, however, were hit by a sluggish economy.

•

in Europe, growth in gross operating income from water services was driven essentially by France (up €25 million) and Spain (up €26 million), where business was sustained and costs contained;

•

in the International segment, growth in gross operating income was driven by tariff increases obtained in Chile, expanded waste operations in Brazil and Australia, volume gains at Lydec and United Water, and the start-up of new water contracts in China. However, these elements were offset part by a price freeze in Argentina affecting Aguas Argentinas, which meant that higher costs (labor and energy) could not be passed on;

•

growth in gross operating income reported by the European waste services business was a modest 2.2%, dampened by closures of landfills in the United Kingdom, Belgium and the Netherlands. It was also affected by certain changes in the economic climate, including a rise in heating oil prices, and in Germany, the enactment of the Tasi Act on June 1, 2005, which introduced additional waste sorting costs, and ongoing pricing pressure on DSD contracts. This came on top of a lackluster French market in the first quarter of the year and a sluggish Dutch sector throughout the year. Profitability nevertheless picked up in Germany in the second half of the year, due to the start-up of new waste sorting and processing units (including the Zorbau incinerator near Leipzig), and in the Netherlands, following a positive pricing strategy for industrial and commercial waste collection businesses.

Current operating income was also bolstered by:

•

the better-than-expected outcome of the Puerto Rico contract (€20 million);

•

the lack of any depreciation/amortization charges on Argentine investments, which had been written down in full at December 31, 2004 (€28 million).

Income from operating activities

SUEZ Environment reported a 64% rise in income from operating activities, to €1,266 million, driven by capital gains on disposals.

Gains on disposals totaled €493 million, of which €263 million relates to the sale of the 25% stake in Northumbrian Water Group, €54 million to the listing of 45% of the capital of Chile-based IAM and €101 million to disposals carried out by Agbar.

Impairment losses totaling €209 million were taken on certain items of property, plant and equipment and intangible assets relating to the water businesses in Argentina and Brazil, and to the waste businesses in Germany and North America. The impairment losses were recorded to reflect a deterioration in the economic or contractual environment of the countries concerned.

(1)

Aguas Andinas was proportionally consolidated based on a rate of 60% starting October 1, 2004. This percentage was subsequently reduced to 51% further to the partial listing of IAM, its parent company, at the end of 2005.

SUEZ 2005 FORM 20-F | 88

Back to contents

Other operations

(in € millions)	2005	2004	% change (reported basis)
Gross operating loss	(158)	(220)	28.1%
Current operating loss	(170)	(198)	14.1%
Loss from operating activities	(157)	(171)	8.4%

Current operating loss reported by the “Other” segment improved by €28 million to reach €170 million. This reflects ongoing efforts to scale back costs at the parent and financing companies in Brussels and Paris.

Loss from operating activities came in at €157 million for 2005, versus a loss of €171 million for 2004, due to the positive impact of €34 million in capital gains on the disposal of UPC securities.

Other income statement items

(in € millions)	2005	2004	% change (reported basis)
Income from operating activities	4,522	3,540	27.7%
Financial loss	(725)	(1,079)	(32.8)%
Income tax	(585)	(926)	(36.8)%
Share in income/(loss) of associates	565	277	104.3%
Net income/(loss) from discontinued operations	-	716	(100.0)%
Net income	3,776	2,528	49.4%
Minority interests	1,264	831	52.0%
Net income Group share	2,513	1,696	48.1%

Financial loss

At December 31, 2005, financial loss stood at €725 million, compared with a loss of €1,079 million at year-end 2004.

This €354 million improvement reflects:

•

the early redemption of bonds repayable in Fortis shares, representing a positive impact of €167 million;

•

the lower residual cost of net debt (€157 million) due to the decrease in average gross debt; and

•

a €30 million increase in other financial income due to higher dividends from non-consolidated companies.

The impact of changes in fair value of derivatives relating to borrowings less securities and cash and cash equivalents recognized in accordance with IAS 32/39, represented a negative €11 million.

Income tax expense

Income tax expense is €341 million lower than the prior year despite Group income growth. The effective tax rate dropped 13.7 points from 29.2% to 15.4%, reflecting higher untaxed capital gains included in our pre-tax income in 2005 compared to 2004.

SUEZ 2005 FORM 20-F | 89

Back to contents

Share in income/(loss) of associates

Share in income/(loss) of associates advanced €289 million year-on-year, due mainly to:

•

a greater contribution from the mixed inter-municipal companies (up €245 million). This item was adversely affected in 2004 by costs relating to pension obligations in respect of distribution employees, but boosted in 2005 by capital gains recorded on the disposal of Telenet; and

•

the positive €25 million impact of the reform of Electricity and Gas Industries pension arrangements for certain SES subsidiaries.

Discontinued operations

Net income from discontinued operations in 2004 stems from the Group’s withdrawal from the Communication sector, evidenced by the sale of Métropole TV and Noos.

Minority interests

Minority interests in total income increased €433 million in 2005, including €307 million corresponding to the share in the capital gain generated by Electrabel on the disposal of a minority interest in Elia in the first half of 2005.

B. Liquidity and Capital Resources

The following table sets forth certain cash flow items for 2004 through 2005:

(in € millions)	Year ended December 31,
	2005	2004
Cash flow from operating activities	5,826	4,970
Cash flow (used in) from investing activities	(8,992)	124
Cash flow (used in) from financing activities	6,488	(8,083)
Effect of changes in group structure & exchange rates	166	98
Net increase (decrease) in cash	3,488	(2,892)

We believe that our cash flow from operating activities (€5,826 million in 2005), authorized credit facilities and commercial paper backup lines (€7,145 million as of December 31, 2005) and our cash and marketable securities positions (€11,260 million as of December 31, 2005) will be sufficient to cover our current and anticipated liquidity requirements for the next 12 months. However, we may decide to borrow additional amounts from banks or to issue new debt securities to investors to maintain our level of unused available credit lines.

Cash Flow from Operating Activities

The Group has provided a reconciliation of cash flow from operating activities to net income for the years ended December 31, 2005 and 2004. The reconciliation is disclosed in the consolidated statements of cash flows in our Consolidated Financial Statements.

Cash flow from operating activities increased in 2005 by €798 million resulting from a fall in working capital requirements. However, this was offset by tax payments totaling €723 million, which were in line with payments made in 2004. The marked improvement in operating working capital requirements was driven by SEE (up €483 million) and by the Environment segment (up €179 million). A large portion of the improvement in SEE’s operating working capital requirements can be attributed to non-recurring items, such as the significant backlog of outstanding invoices from ECS networks in 2004, combined with the effects of timing differences affecting the collection of tax receivables, especially VAT. The remaining operating cash flow amounted to €5,751 million for the year ended December 31, 2005, up €70 million from the 2004 figure, which included non-recurring items, particularly extraordinary dividends received from Telenet and Nea (SEE, €158 million) and Taweelah (SEI, €40 million), and a net positive impact of €66 million regarding Electrabel’s pension obligations.

SUEZ 2005 FORM 20-F | 90

Back to contents

Cash Flow from Investing Activities

The Group’s major investment in 2005 was the buyout of minority interests in Electrabel in the last quarter of the year, for an amount of €11.1 billion. This acquisition was financed by the issuance of shares in an amount of €2,414 million and by a cash payment of €8,678 million within the scope of a cash and share bid. The cash payment resulted in part from a share capital increase carried out in October 2005 by SUEZ for €2,335 million and included in cash flow from financing activities.

Investments in 2005 excluding the cash and share bid for Electrabel came in at just below €3.6 billion and can be broken down as follows:

•

financial investments amounting to €0.9 billion, including €341 million relating to payment of the first tranche of SHEM’s capital;

•

major maintenance expenditures totaling €1.5 billion, to which the main contributors were Electrabel and SUEZ Environment. The €0.3 billion rise in maintenance expenditure results from Electrabel’s purchases of green certificates (€133 million), higher maintenance costs for nuclear and other power stations in Belgium (€110 million) and ongoing repowering operations in Hungary and Italy; and

•

development expenditures of €1.2 billion, concerning mainly greenfield facilities in Spain (Castelnou), Italy (Roselectra) and the United States (completion of the Merchant program).

Disposals totaled €3.0 billion in 2005 and primarily relate to the partial listing of:

•

Elia (€710 million, including the partial repayment of receivables made in July);

•

Tractebel Energia in Brazil (€273 million), Glow in Thailand (€165 million) and Enersur in Peru (€64 million) for SEI; and

•

IAM in Chile (€246 million), a company operating in the environment sector.

The Group divested its residual 25% interest in Northumbrian Water (€382 million) and in SENA’s District Heating Cooling Systems (€210 million).

Interest and dividends from non-current financial assets, as well as changes in loans and receivables, generated positive cash flow of €0.3 billion.

In total, cash flow from investing activities resulted in a €9.0 billion cash shortfall.

Cash Flow from Financing Activities

Dividends paid in 2005 are in line with those paid in 2004 and amount to €1.5 billion (including €807 million in dividends paid by SUEZ SA and dividends paid to minority shareholders of subsidiaries). Lower interest expense (€682 million in 2005 compared to €1,097 million in 2004) is consistent with changes in average gross debt and is also due to the payment in advance of term of the bonds redeemable in Fortis shares.

Borrowings were higher than actual repayments and were taken out mainly in the last quarter of the year in connection with the cash and share bid for Electrabel. This had a positive impact of €5,270 million on Group cash flow.

The impact on cash of capital increases carried out by the parent company mainly in connection with the cash and share bid for minority interests in Electrabel amounted to €2,962 million.

Lastly, the assignment of litigious receivables without legal recourse had a positive €995 million impact on cash flow from financing activities.

Overall, cash flow from financing activities generated an amount of €6.5 billion in 2005.

Debt as of December 31, 2005

Our outstanding borrowings and long-term debt increased by €4,745 million to €25,064 million in 2005, compared to €20,319 million and included mainly bonds (€8,959 million), withdrawals on credit facilities (€5,495 million) and other bank borrowings (€5,639 million). Short-term debt represented 35.1% of our total debt in 2005 and 19.1% in 2004.

SUEZ 2005 FORM 20-F | 91

Back to contents

After hitting a low of €11 billion at June 30, 2005, total borrowings less securities and cash and cash equivalents at December 31 of the same year edged up slightly to €13.8 billion, compared with €11.6 billion at December 31, 2004.

Total borrowings less securities and cash and cash equivalents, including the impact of financial instruments, is 50%-denominated in euros, 37% in US dollars and 3% in pounds sterling (50%, 33%, and 6%, respectively, at year-end 2004).

Including the impact of financial instruments, 35% of gross debt is at fixed rates.

Due to significantly high liquidity at December 31, 2005 (€10.4 billion) and our policy of favoring fixed-rate debt when interest rates are at a historically low level, 64% of total borrowings less securities and cash and cash equivalents is at fixed rates. The average maturity is 7.9 years.

At December 31, 2005, we had undrawn credit facilities and treasury note back-up lines totaling €7.1 billion, versus €6.1 billion at December 31, 2004.

In the first quarter of 2005, the Group refinanced its €4.5 billion syndicated credit line (guaranteed by GIE SUEZ Alliance) prior to maturity, for the same amount but with an extended term of seven years and significantly improved financial conditions. SUEZ SA has also restructured several existing bilateral credit lines to reduce borrowing costs, and negotiated new, five-year bilateral credit lines, bringing undrawn SUEZ Corporate credit lines to a total of €5,674 million. These facilities are not subject to any financial covenants or ratings trigger.

The Group sometimes sets up lending facilities for financing its subsidiaries whose credit limits and withdrawals are subject to financial ratios set by the borrower or guarantor. The level and definition of these ratios, also known as financial covenants, are set prospectively in conjunction with lenders and can be adjusted during the life of the facilities.

At December 31, 2005, no default had been reported with respect to our debt. All of our relevant companies had complied with the covenants and representations included in their loan agreements except for certain local debt set up in the form of project financing or debt without recourse, whose covenants or finance plans are currently being renegotiated (see Note 39 to our Consolidated Financial Statements for a review of the situation in Argentina) .

SUEZ’s and certain subsidiaries’ senior secured or unsecured debt securities are currently rated by Standard and Poor’s Investor Services or Moody’s Rating Services. On February 27, 2006, Standard & Poor’s and Moody’s placed their ratings for SUEZ Alliance GIE and SUEZ SA under review, due to the planned merger with GDF. Pending the results of this review, GIE SUEZ Alliance maintains its rating of A2/P-1 from Moody’s and A-/A-2 from S&P. SUEZ SA maintains its A- rating with S&P.

Liquidity and Contractual Commitments

The following table represents an estimate of our contractual obligations as of December 31, 2005 impacting our future cash outflows. This estimate encompasses our gross borrowings and, off-balance sheet commitments such as operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

(in € millions)	Payments in
	< 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
Outstanding borrowings less capital leases	8,683	3,166	6,256	5,708	23,813
Capital leases	109	186	165	791	1,251
Operating leases	476	820	726	2,860	4,881
Irrevocable purchase commitments	1,563	401	121	520	2,605
Interest payments(1)	856	1,343	820	1,078	4,097
Net scheduled obligations on interest rate swaps(2)	(110)	(206)	(78)	(69)	(463)
Other long-term commitments	194	1,268	31	316	1,808

(1)

Scheduled interest payments associated with variable rates of interest are computed on the basis of the rates in effect at December 31, 2005.

(2)

Scheduled interest payments of the variable leg of the swaps are computed based on the rates in effect at December 31, 2005.

The off-balance sheet items described in the Notes to our Consolidated Financial Statements could significantly impact our operating results, liquidity and capital resources based on changes in the specific facts and circumstances of the specific arrangements disclosed in Item 5.E.

SUEZ 2005 FORM 20-F | 92

Back to contents

The table above does not include obligations related to our pension and other employee benefit plans. At December 31, 2005, our projected benefit obligations related to these plans exceeded assets of the plan by €3,920 million. We also have provisions for reprocessing and storage of nuclear fuels and for dismantling of plant and equipment which have not been included in the table above as these obligations settle on a long-term horizon.

Included in the table above at December 31, 2005, are commitments for capital expenditures of approximately €2,605 million. These commitments related mainly to the construction of various power generation facilities and purchase of equipment including turbines, natural gas power stations, cogeneration installations and incinerators (€1,366 million) and capital expenditures under certain concession contracts (€1,239 million). We review on a regular basis our liquidity needs for the next 12 months.

We anticipate that any liquidity needs will be covered by our operating cash flows, sales of marketable securities and new credit facilities.

At the end of 2005, we had available authorized credit facilities and treasury note back-up lines totaling €7.1 billion (€6.1 billion as of December 31, 2004).

Currency Fluctuations

Although we derive the majority of our revenues and incur most of our expenses in countries that are members of the Euro zone, the net impact of currency fluctuations in 2005 on sales was an increase of €257 million, mainly due to the changes in the value of the Brazilian real (€162 million). Fluctuations in the US dollar had a minor €4 million negative impact.

Our foreign exchange risk related to long-term assets and cash flows denominated in non-euro currencies is hedged, if possible, through the provision of financing in the same currency. As a result, we maintain a portion of our financing in US dollars reflecting our business in this currency. At December 31, 2005, our consolidated US dollar-denominated debt amounted to 13% of our total consolidated gross debt. We can adjust the amount of US dollar-denominated debt as needed using our available long-term multi-currency revolving credit lines.

With respect to the foreign exchange risk in markets outside North America and Europe, we reduce our risks when possible through contractual price adjustments negotiated in concession contracts, through US dollar denominated contracts, and by increasing the local portion of our costs. We may also use derivative instruments such as foreign currency swaps, forward contracts or collars. We may also hedge our exposure related to firm commitments either by entering into specific insurance policies, such as contracts with Compagnie Française d’Assurance pour le Commerce Extérieur, an insurance company that caters to the needs of French companies investing in or doing business outside of France, or by using forward contracts. In addition, we hedge estimated cash flows related to forecasted investments and divestments using firm or option contracts. We do not enter into forward foreign currency exchange contracts for trading purposes.

Our main protection against currency fluctuations is also the inclusion, when possible, in our international contracts of clauses that link the prices to the US dollar rate in order to minimize our exposure to local currency fluctuations as our related debt obligations are generally denominated in US dollars. As a consequence, we may be affected by fluctuations in the US dollar/euro exchange rate or by adverse changes in foreign currency exchange rates, such as the devaluation of the Argentine peso in 2002 when the contractual clauses above mentioned are not enforceable or when financial instruments were not implemented.

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

U.S. GAAP

We prepare our Consolidated Financial Statements in accordance with IFRS, which differs in certain important respects from U.S. GAAP. The following paragraphs describe the principal adjustments and reclassifications necessary to reconcile our income from operating activities prepared in accordance with IFRS to the amounts prepared in accordance with U.S. GAAP.  See Note 42 and 43 to our Consolidated Financial Statements for a more detailed description of differences between IFRS and U.S. GAAP which impact our net income Group share for the years ended December 31, 2005 and 2004.

SUEZ 2005 FORM 20-F | 93

Back to contents

2005

Our U.S. GAAP income from operating activities totaled €1,714.9 million (€2,806.7 million lower than under IFRS) for the year ended December 31, 2005.

Proportionately Consolidated Joint Ventures

Income from operating activities from proportionately consolidated joint ventures has been reclassified as income from equity method investments under U.S. GAAP, which has decreased U.S. GAAP income from operating activities by €549.6 million in 2005.

Reclassifications between IFRS and U.S. GAAP

The significant reclassifications recorded when reconciling the Group’s income from operating activities determined in accordance with IFRS to the corresponding amounts prepared in accordance with U.S. GAAP include:

•

gains on sales of shares of equity method investees of €963.8 million, recorded in “Disposals of assets, net” within “Income from operating activities” for IFRS have been reclassified to “Share in income/(loss) of associates” for U.S. GAAP purposes;

•

gains on sales of non-consolidated investments of €117.3 million recorded in “Disposals of assets, net” within “Income from operating activities” for IFRS have been classified as non-operating income for U.S. GAAP purposes;

•

the accretion of interest expense relating to discounted provisions (i.e., dismantling, nuclear waste reprocessing, site restoration, and pension and other retirement obligations) and amounting to €321.1 million has been reclassified from “Financial loss” under IFRS to the respective expense amount within “Income from operating activities” for U.S. GAAP purposes.

Adjustments between IFRS and U.S. GAAP

The significant adjustments recorded when reconciling the Group’s income from operating activities determined in accordance with IFRS to the corresponding amounts prepared in accordance with U.S. GAAP include:

•

a decrease of €98.9 million in 2005 due to amortization of fair value adjustments resulting from business combinations recorded under U.S. GAAP and goodwill impairment charges adjustments recorded under U.S. GAAP;

•

a decrease of €210.5 million related to differences in accounting for impairment charges on long-lived assets;

•

a decrease of €107.0 million related to losses on the partial sale of certain consolidated investments which results from a difference in the basis of the investment as well as from the recognition in the profit and loss statement of cumulative translation adjustments for U.S. GAAP purposes which for IFRS purposes were, as allowed under IFRS 1, transferred to Consolidated reserves within equity on January 1, 2004.

2004

Our U.S. GAAP income from operating activities totaled €2,426.3 million (€1,113.2 million lower than under IFRS) for the year ended December 31, 2004.

Proportionately Consolidated Joint Ventures

Income from operating activities from proportionately consolidated joint ventures has been reclassified as income from equity method investments under U.S. GAAP, which has decreased U.S. GAAP income from operating activities by €474.8 million in 2004.

Reclassifications between IFRS and U.S. GAAP

The significant reclassifications recorded when reconciling  the Group‘s income from operating activities determined in accordance with IFRS to the corresponding amounts prepared in accordance with U.S. GAAP include:

•

gains on sales of non-consolidated investments of €70.8 million recorded in “Disposals of assets, net” within “Income from operating activities” for IFRS have been classified as non-operating income for U.S. GAAP purposes;

•

the accretion of interest expense relating to discounted provisions (i.e., dismantling, nuclear waste reprocessing, site restoration, and pension and other retirement obligations) and amounting to €328.8 million has been reclassified from “Financial loss” under IFRS to the respective expense amount within “income from operating activities” for U.S. GAAP purposes.

SUEZ 2005 FORM 20-F | 94

Back to contents

Adjustments between IFRS and U.S. GAAP

The significant adjustments recorded when reconciling the Group’s income from operating activities determined in accordance with IFRS to the corresponding amounts prepared in accordance with U.S. GAAP include:

•

a decrease of €315.1 million due to differences related to derivative contracts in accordance with SFAS 133.

•

a decrease of €151.0 million due to the combined effect of amortization of fair value adjustments resulting from business combinations recorded under U.S. GAAP and reversal of goodwill impairment charges recorded under IFRS.

•

an increase of  €189 million related to financial asset sales due to differences in carrying value and the timing of recognizing the sale.

Recently Issued Accounting Pronouncements Not Yet Adopted under IFRS

We have not applied the following standards and interpretations published by the IASB but not yet effective:

•

IFRS 6 – Exploration for and Evaluation of Mineral Resources which does not apply to our activities;

•

IFRS 7 – Financial Instrument: Disclosures and the Amendment to IAS 1 – Presentation of Financial Statements – Capital Disclosures which provide for further disclosure requirements. We have not yet decided whether we will apply these new requirements in 2006 or 2007;

•

the Amendment to IAS 19 – Employee Benefits, Actuarial Gains and Losses, Group Plans and Disclosures applicable to financial years beginning on or after January 1, 2006. We have not yet decided whether to use the option providing for the elimination of the corridor method and for the recognition of actuarial gains and losses directly in equity. The other requirement of the Amendment to IAS 19 will be applied in 2006; to date we have not assessed the possible impacts of the amendments applicable to our plans; and

•

IFRIC 5 – Rights to Interests Arising from Decommissioning Restoration and Environmental Rehabilitation Funds, IFRIC 6 – Liabilities Arising from Participating in a Specific Market: Waste, Electrical and Electrical Equipment and IFRIC 7 – Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies are applicable in 2006. We do not expect the adoption of these interpretations to have a material impact on our consolidated financial statements as they do not apply to our activities.

Recently Issued Accounting Pronouncements Not Yet Adopted under U.S. GAAP

SFAS No.123(R), Accounting for Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No.123 (revised 2004), Share-Based Payment (SFAS No.123(R)), which is a revision of SFAS No.123, Accounting for Stock-Based Compensation. SFAS No.123(R) supersedes Accounting Principles Board (APB) Opinion No.25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No.123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

We are required to adopt SFAS No.123(R) on January 1, 2006 for U.S. GAAP purposes. We expect to adopt its requirements using the ‘‘modified prospective’’ method described in SFAS No.123(R). Under this method, compensation cost is recognized beginning with the period in which the recognition provisions are first applied (a) based on the requirements of SFAS No.123(R) for all share-based payments granted after the date of adoption of Statement No.123(R) and (b) based on the requirements of Statement No.123 for all awards granted to employees prior to the date of adoption of Statement No.123(R) that remain unvested on the effective date.

The impact of adoption of Statement No.123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future.

SUEZ 2005 FORM 20-F | 95

Back to contents

SFAS No. 153, Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No.153, Exchanges of Non-monetary Assets - an amendment of APB Opinion No.29 (SFAS 153), which amends APB Opinion No.29, Accounting for Non-monetary Transactions, to eliminate the exception to fair value accounting for non-monetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for U.S. GAAP purposes for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

SFAS No. 154, Accounting Changes and Error Corrections

This Statement replaces APB Opinion No.20, Accounting Changes, and SFAS No.3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.

This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 relating to U.S. GAAP.

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligation

This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS No.143, Accounting for Asset Retirement Obligation, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognized a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, which is generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

We will adopt the provisions of this Interpretation on January 1, 2006. We are still assessing the impact, if any, of adopting this Interpretation in 2006.

SUEZ 2005 FORM 20-F | 96

Back to contents

Other

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our present or future Consolidated Financial Statements.

C. Research and Development, Patents and Licenses

Research and Development

In 2005, we spent €84.8 million on research and development. In 2004, we spent €85 million on research and development. These investments were primarily made in technical or expertise centers.

Innovation Policy

The aim of the SUEZ innovation strategy is to make the services that are best adapted to their current and future needs available to each of its customers.

In 2005, three goals underpinned this strategy:

•

satisfying an increasingly strict and demanding need in terms of sustainable development thanks to our presence in both the energy sector and environmental sector;

•

developing new services for municipal and industrial customers with targeted offers;

•

improving productivity, especially through increased sharing of advances between entities, a high level of use of information and communications technologies, and advances in the simulation field.

Our policy in matters of innovation rests on a systematic approach to stimulation and promotion of initiatives and innovative projects in the technical, commercial, and managerial fields. As a result of this approach, it was decided to launch a program that will amount to €5 million per year for CO2 capture and storage.

In the technical field, we rely on our Research and Development (R&D) department, which registered 13 patents and received a total of €84.8 million in 2005.

We dedicated €85 million to R&D in 2004, €79 million in 2003, €99 million in 2002, and €100 million in 2001 and registered 15 patents in 2004, 13 patents in 2003, 19 in 2002, and 13 in 2001.

Licensing policy is the responsibility of each entity concerned. As a result, it is repeated in the corresponding paragraphs below.

Research and Development activities are carried out mainly in technical centers:

•

Laborelec (160 persons) is based near Brussels and specializes in activities related to the production, distribution and use of electricity and related forms of energy and sustainable development.

It is on the cutting edge in the control of energy quality and the knowledge of processes and equipment for energy production, including renewable energies (more specifically, from biomass). Monitoring of equipment behavior, especially the vibratory control of rotating machines, is a strong point, as is the knowledge of the behavior of materials (especially gas turbines, steam generators for nuclear power plants and high pressure boilers). Laborelec has developed and applied specialized services for industry based essentially on energy efficiency.

Its expertise can be seen in all four of its product lines:

-

“electric power systems and metrology”;

-

“sustainable process technology”;

-

“electrical materials and equipment”; and

-

“materials technology, vibrations and noise control”.

A multi-functional area of specialization, called process control and IT systems, bridges these four areas of expertise.

SUEZ 2005 FORM 20-F | 97

Back to contents

For several activities, Laborelec’s professionalism and impartiality are guaranteed by ISO 17025 and ISO 9001 accreditations and certifications.

•

Elyo Cylergie (15 persons) is based near Lyon and specializes in energy-related services. Special emphasis is placed on energy efficiency, limitation of environmental impact, health and comfort, and monitoring commitments to performance.

To this end, Elyo Cylergie has come to specialize in four primary areas:

-

“energy efficiency”;

-

“maintenance and reliability of equipment”;

-

“environment, health, and comfort”; and

-

“metrology and result indicators”.

•

CIRSEE (120 researchers and experts) is based in the Paris region and specializes in the fields of drinking water, waste water, and waste. Its research is concentrated in four areas of expertise:

-

“water resources and drinking water production”;

-

“environment, waste water and sludge treatment, organic effluents”;

-

“health and analytical expertise”; and

-

“information technology relevant to the water and waste business lines”.

In the field of waste, Suez Environnement also relies for its operating companies (water and solid waste) on:

-

the “Solid Waste R&D Department” based in Gargenville, which specializes in the study of solid waste;

-

the Technical Counting Center of Lyonnaise des Eaux France in Lyon (AXEO); and

-

the research laboratories of the AGBAR Group and of Northumbrian Water Limited in the areas of water and sanitation.

•

Cerdeg (around 40 persons) is based in the Paris Region, and Denard (5 persons) is based in the United States. These two centers specialize in the design of new products and processes in the treatment of wastewater and drinking water, and the desalination of sea water.

Cerdeg’s research is concentrated in four areas of expertise:

-

“drinking water, reuse, desalination, and membrane products chains”;

-

“sludge products and chains”;

-

“biological reactors and chains”; and

-

“physico-chemical products and separation”.

Finally, a fifth multi-functional division is dedicated to Odors and the improvement of the Environment.

Additionally, Denard specializes in two specific areas: UV Disinfection and Rapid Separation.

•

ONDEO IS (12 persons) is a European network dedicated to the industrial market; it specializes in its primary market of the delivery of industrial water to various sectors (oil and energy, pharmaceuticals, microelectronics, agro-foods, etc.).

Among R&D earnings in 2005, we can also mention:

For SUEZ Energy Europe and International

•

The establishment of good manufacturing practices and operational assistance for the (co) combustion of pulverized wood in coal power plants (especially everything that concerns the preparation and handling of the combustible). Application at the Awirs power plant in Belgium, where 80 MWe is now completely wood-powered.

•

The development and launch of a diagnostic center that gathers sensitive surveillance data from power plants, to monitor trends (detection of early errors) and perform long-distance diagnostics. It is our goal to equip 10 SEE and SEI electrical power plants.

•

The development of a methodology to monitor the aging of alternators and transformers through a range of different types of measurements (including partial discharge, measuring flow in the rotor, and monitoring of products from decomposing insulation).

•

The development of good manufacturing practices for the optimal operation of the electrical grid, in case of a Distributed Production connection (how to set up protections, verification of network accommodation capacity, with an influence on centralized remote control signals).

•

The comparative study of the electronic counters that will replace the analogue meters (comparative tests, connection techniques, and calibration).

•

The finalization by the CNR (Compagnie Nationale du Rhône) of a series of hydro-meteorological forecasting tools for the optimization of hydroelectric production on the Rhône by integrating the multiple constraints related to the varied uses of a river. This series of tools has reduced the time between the 24- hour electrical production projections and reality by half. These delays mean heavy financial penalties for the network manager.

SUEZ 2005 FORM 20-F | 98

Back to contents

For SUEZ Energy Services

We aim to guarantee constant indoor air quality while optimizing energy expenses, through demand-controlled Ventilation, a new service developed by Elyo.

The year 2005 saw the end of two years of studies and tests for various technologies for different types of buildings as part of a project led by Elyo Cylergie with the support of ADEME (the French agency for environmental protection and energy control), and conducted in partnership with the French agencies CETIAT (technical center for the heating, ventilation and air-conditioning industries), COSTIC (scientific and technical committee for climatic industries), CSTB (scientific and technical center for the construction industries) and several building companies. As a result, a skills and goods manufacturing practices guide was provided to Elyo sales representatives and operators, as well as an indoor air diagnostic tool.

Tractebel Engineering carried out a study on the use of tunnels for the strengthening of interconnected electricity transport networks for the European Commission.

The use of CO2 in industrial refrigeration circuits is more difficult than other, more environmentally harmful fluids. GTI Koudentechniek BV (Netherlands) has helpfully provided more than thirty industrial facilities that use CO2 which have technical performances and energy savings that are the same as if not better than traditional systems. In addition, the energy savings bring these facilities within the category of projects to which funding is granted by the Dutch government.

For SUEZ Environment

Significant work is currently being done on the renewal policy for functioning pipelines, to determine how long they can still be used according to local conditions, their age, and their material properties. The goal of this very important program is to develop a “sustained maintenance” policy for underground systems. The significant results obtained will lead to modifications of some product standards and enable the implementation of good manufacturing practices to be completed.

SUEZ Environment has united 12 operational units to handle a major program to combat odor pollution in the neighborhoods around its sanitation and waste services facilities. The Group currently carries out measuring and model building for odor dispersal systems, identifies emissions from numerous sources and has remedial resources at its disposal. As a result, new deodorizing facilities can be designed and in an emergency situation, preventative and corrective action can be taken in cooperation with the local inhabitants.

As part of the permanent sanitary monitoring that has been developed, SUEZ Environment, with its European partners in the Poseidon project, has qualified the nature of the risks related to the presence of potentially harmful endocrine products, which demonstrates that this risk is under control as regards drinking water. The technologies developed by the Group, and by Degrémont in particular, allow these products to be treated correctly in case they are present in the water resources.

Continuing its leadership in the field of desalination and drinking water, Degrémont has patented a membrane pre-treatment process using micro-coagulation, a process which allows flow over the membranes to be increased significantly.

In the field of disinfection using ultraviolet light, the range of products developed by Degrémont has been expanded so that the needs of higher-flow systems can be met.

A skid that integrates ultrafiltration and reverse osmosis units on the same platform has been developed to treat surface water and industrial water. This skid is used for discharges of between 5 and 50 m3/h. Six applications have been sold to date.

As regards innovation, SUEZ is recognized by two promotional and management resources.

SUEZ 2005 FORM 20-F | 99

Back to contents

The Innovation Initiatives Trophies

These reward the initiative of employees or teams for operational production in four categories: technical, commercial, management, and cross-category.

The 19th series, launched at the end of 2004, resulted in the award of 36 trophies (including 10 first prizes) on 13 June 2005.

•

Master Offers Application: online help to optimize the development of offers (Elyo);

•

Serving our European customers: “mirror” organization for our international customers (Electrabel);

•

Hot and cold water distribution in urban areas: based on incinerator steam (Elyo Iberica);

•

Conquest of the “retail” market: (SUEZ Energy Resources North America);

•

“AMI”: on-site mobile assistance, called “the companion of tomorrow” (Lyonnaise des Eaux);

•

Employee self-service: human resources services within easy reach by intranet (SUEZ-Electrabel);

•

Services Area: payment of bills with local merchants (Lydec);

•

Héliantis: natural drying of sludge (France-Sanitation, Degrémont, Lyonnaise des Eaux);

•

ORRMA: outsourcing of spare parts management for the army (INEO);

•

Production of farm electricity: based on bio-methanization (Laborelec).

Value creation label

This award is given to projects that have won an Innovation Initiative Trophy three or four years previously.

In 2005, the 2001 and 2002 Trophy winners were examined.

Four winners received the label:

•

WindGIS – Tractebel Engineering (2002 Trophy)

Method for evaluating economic, environmental, and corporate feasibility for wind energy farms.

•

Composting in a ventilated box – Agro Développement (2001 Trophy)

“Patented” procedure that allowed the mixing of sludge compost from different sources.

•

Kronos – Electrabel (2002 Trophy)

High-capacity management system for Internet-accessible energy indicators used by large industrial customers, retail customers, and automobile manufacturers.

•

SIG/Geographical Information Systems (GIS) in the Water and Strength field (2001 Trophy)

Implementation of a methodology for updating data in the field by users of GIS data and other related data.

Patents and Licenses

In 2003, we filed 13 patents excluding those filed by Ondeo Nalco. When Ondeo Nalco was sold in 2003, it retained all of its intellectual property rights. In 2004 and 2005, we (excluding Ondeo Nalco) filed respectively 15 and 13 patents.

SUEZ 2005 FORM 20-F | 100

Back to contents

D. Trend Information

See Item 8.B. Significant Changes.

E. Off-Balance Sheet Arrangements

We had other transactions which, pursuant to current legislation, are not reflected in our Consolidated Financial Statements. Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the SEE, SEI and Elyo contracts are presented below. They are valued at the closing spot rate or the price provided in the contract if this is not exclusively based on market conditions and, according to their maturity, are discounted based on the issued bond rates of leading companies. We are also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain of our subsidiaries have also entered into contracts for the purchase of technical installations with a total value of €1,366.3 million as of December 31, 2005. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

(in € millions)	Firm commodity, combustibles and electricity purchases	Firm electricity, gas, steam and oil sales	Firm PP& E purchases
2006	8,118.7	12,138.9	921.4
2007	5,802.3	4,725.4	188.7
2008	4,715.3	3,262.5	24.0
2009	4,412.7	2,377.2	5.8
2010	4,540.4	1,924.5	-
Thereafter	37,687.8	7,281.4	226.4
TOTAL	65,277.2	31,709.9	1,366.3

Finally, we also made investments in certain concession contracts and, as such, incurred capital expenditures totaling €1,239.0 million as of December 31, 2005.

Operating leases which may not be terminated

We are committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. We consider that, in the normal course of business, contracts expiring will be renewed or replaced. Lease charges are presented in Note 32 to our Consolidated Financial Statements.

The present value of minimum future payments in respect of these leases are as follows:

(in € millions)	Operating leases which may not be terminated
2006	209.4
2007	155.5
2008	128.8
2009	124.6
2010	131.0
Thereafter	941.5
TOTAL	1,690.8

SUEZ 2005 FORM 20-F | 101

Back to contents

Other commitments

	December 31, 2005	Maturing within 1 year	Maturing within 1 to 5 years	Maturing in more than 5 years	December 31, 2004
Total guarantees given on subcontracts	3,426.5	1,648.6	1,029.4	748.5	2,513.7
Commitments given on contracts	748.8	438.8	124.6	185.4	785.5
Performance bonds and similar	2,677.7	1,209.8	904.8	563.1	1,728.2
Financing commitments	4,530.8	774.1	789.3	2,967.4	3,797.5
Personal collateral given	778.1	102.6	227.9	447.6	1,111.1
Assets pledged and other collateral given	3,415.9	521.1	435.6	2,459.2	2,637.1
Other financing commitments given	336.8	150.4	125.8	60.6	49.3
Other commitments given	1,917.7	356.3	654.3	907.1	2,972.9
Total commitments given	9,875.0	2,779.0	2,473.0	4,623.0	9,284.1
Guarantees received on contracts	954.7	630.8	297.1	26.8	581.3
Financing commitments received	7,734.7	737.7	2,407.1	4,589.9	7,122.7
Undrawn authorized credit facilitiesand commercial paper back-up lines	7,144.9	450.8	2,213.6	4,480.5	6,104.4
Securitization	102.7		102.7		110.2
Other financing commitments received	487.1	286.9	90.8	109.4	908.1
Other commitments received	633.0	226.5	385.0	21.5	317.1
Total commitments received	9,322.4	1,595.0	3,089.2	4,638.2	8,021.1

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services, guarantees of which may have been issued by SUEZ. In terms of the performance bonds, 35% relate to the Environment business and 65% to the Energy business. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of our equity investees in the amount of €778.1 million, collateral of €3,415.9 million and other financing commitments given mainly to proportionally consolidated companies of €336.8 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€1,089.1 million) which represent approximately 32% of collateral. We have received financing commitments in the amount of €7,734.7 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

Other commitments given include principally the following transactions:

•

Investments in CNR, aimed at broadening Electrabel’s presence in France in connection with the company’s development strategy. The related share purchase commitments totaled approximately €306 million, to be spread over the period between 2006 and 2007 (see Note 28 to our Consolidated Financial Statements).

•

A commitment by Electrabel totaling €695 million to cover credit risks of companies that are separate legal entities and which hold leases relating to power plants in the Benelux countries.

•

Financial guarantees given by SITA France to the regional authorities (préfectures), totaling €196 million (€189 million in 2004) relating to landfill sites.

In addition, some of our companies are committed under vendor warranties related to the divestment of operations. A reserve is set aside to cover these warranties when it seems probable that they will be called upon. Potential liabilities in respect of vendor warranties totaled €1,507.4 million at December 31, 2005 compared with €1,445.9 million one year earlier. They related essentially to the sales of Northumbrian, Nalco, Noos, Coditel, Codenet, Paris Premiere, IndoSUEZ, Mirec, Château d’Eau and SEN.

SUEZ 2005 FORM 20-F | 102

Back to contents

Finally, through one of our U.S. subsidiaries, we still hold the lease for the premises in Naperville occupied by and sub-let to Ondeo Nalco. We have received a counter-guarantee in relation to this lease from Ondeo Nalco, according to which Ondeo Nalco is liable for all obligations thereunder vis-à-vis both ourselves and the owner-lessor of the premises. In the event of default by Ondeo Nalco, we would be liable to pay the lease payments for the remaining term of the lease, amounting to €201.8 million.

F. Tabular Disclosure of Contractual Obligations

See “Item 5.B. – Liquidity and Contractual Commitments”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

In 2005, our Board of Directors was made up of 15 Directors, including 6 French Directors, 7 non-French Directors and 2 Directors with dual nationality (French and one other). At the Shareholders Meeting of May 5, 2006, Jean-Jacques Salane was reappointed to the Board of Directors until 2010.

The following sets forth the names of the current members of the Board of Directors as elected at the Annual Shareholders’ Meeting of May 5, 2006, their position, age, dates of appointment and the expiration of their current term.

Name	First appointment	Most recent appointment	Expiration of current term of office	Address
Gérard Mestrallet (56 years old) Chairman and Chief Executive Officer	June 15, 1994	2005	2009	SUEZ 16, rue de la Ville l’Evêque 75008 Paris
Albert Frère (79 years old) Vice-Chairman	June 19, 1997	2004	2008	Groupe Bruxelles Lambert avenue Marnix 24 B-1000 Brussels
Edmond Alphandéry (62 years old)* Director	April 27, 2004	2004	2008	CNP Assurances 4, place Raoul-Dautry 75015 Paris
Antonio Brufau (57 years old)* Director	April 25, 2003	2003	2007	REPSOL YPF, S.A. Paseo de la Castellana, 278E–28046 Madrid
René Carron (63 years old) Director	April 27, 2004	2004	2008	Crédit Agricole S.A. 91-93, boulevard Pasteur 75015 Paris
Gerhard Cromme (62 years old)* Director	June 14, 1995	2004	2008	ThyssenKrupp AG August-Thyssen Strasse 1D-40211 Dusseldorf
Etienne Davignon (73 years old) Director	August 3, 1989	2004	2008	SUEZ-TRACTEBEL place du Trône, 1,B-1000 Brussels
Paul Desmarais Jr. (51 years old) Director	April 14, 1998	2005	2009	Power Corporation du Canada 751 Square Victoria, Montreal,H2Y 2J3 Quebec
Richard Goblet d’Alviella (58 years old)* Director	May 13, 2005	2005	2009	Sofina Rue de l’Industrie, 31B-1040 Brussels
Jacques Lagarde (67 years old)* Director	June 14, 1995	2003	2007	1314 Arch Street, Berkeley, CA 94708, USA
Anne Lauvergeon (46 years old)* Director	May 5, 2000	2003	2007	Areva 27-29, rue Le Peletier 75009 Paris
SUEZ 2005 FORM 20-F | 103

Back to contents

Jean Peyrelevade (66 years old)* Director	June 22, 1983	2004	2008	Toulouse et Associés 23-27, rue Cambon75001 Paris
Thierry de Rudder (56 years old) Director	April 27, 2004	2004	2008	Groupe Bruxelles Lambert avenue Marnix 24B-1000 Brussels
Jean-Jacques Salane (54 years old)Director	April 26, 2002	2006	2010	Lyonnaise des Eaux Pays Basque 15, Avenue Charles Floquet BP 8764202 Biarritz Cedex
Lord Simon of Highbury (66 years old)* Director	May 4, 2001	2005	2009	53 Davies Street London W1K 5JH, UK
Secretary of the Board of Directors:Patrick Billioud

*

Independent Director. Independent Directors, as defined in the Bouton Report of 2003 on Corporate Governance: “A director is considered ‘independent’ when he/she has no relations of any kind with the company or its management, which could impede the free exercise of his/her judgment.” At its meeting held on March 8, 2006, our Board examined the situation of the Directors in light of the criteria set out in the Bouton Report on corporate governance, in relation to directors’ independence. It was felt that the criteria of length of service provided for in the Report should be assessed in relation to our specific situation, given that we are not simply the continuation of the pre-June 1997 Lyonnaise des Eaux and legal affiliation alone may not, from this point of view, be considered relevant. On this basis eight Directors are deemed to be independent and seven are deemed to be non-independent.

BIOGRAPHICAL INFORMATION CONCERNING DIRECTORS

Gérard Mestrallet, French national.

A graduate of the prestigious French engineering school, Polytechnique, and the Ecole Nationale d’Administration, or ENA, Gérard Mestrallet joined Compagnie de SUEZ in 1984 as Vice-President, Special Projects. In 1986, he was appointed Executive Vice-President, Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ. He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (French institute of corporate directors).

Certain other directorships and positions: Chairman of the Board of Directors of SUEZ Environment and SUEZ Energy Services (France), SUEZ-TRACTEBEL and Electrabel (Belgium), and Hisusa (Spain), Vice-Chairman of Aguas de Barcelona (Spain), Director of Saint-Gobain (France) and Pargesa Holding SA (Switzerland), and Member of the Supervisory Board of Axa (France).

Mr. Gérard Mestrallet holds 33,326 SUEZ shares.

Albert Frère, Belgian national.

After having occupied a number of positions in the family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981 in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert.

Certain other directorships and positions: Honorary manager of the National Bank of Belgium, Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert (Belgium), Chairman of the Board of Directors of Frère-Bourgeois, ERBE, Financière de la Sambre (Belgium) and Stichting Administratiekantoor Frères-Bourgeois (Netherlands), Vice-Chairman, Executive Director and member of the Management Committee of Pargesa Holding SA (Switzerland), Chairman of the Supervisory Board of Metropole Television M6 (France), Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium), Director of LVMH and Château Cheval Blanc (France), Member of the International Committee of Assicurazioni Generali S.p.A. (Italy).

Mr. Albert Frère holds 2,000 SUEZ shares.

SUEZ 2005 FORM 20-F | 104

Back to contents

Edmond Alphandéry, French national.

Edmond Alphandéry is a graduate of the Paris Institute of Political Studies, or IEP, and a qualified lecturer (agrégé) in economics. He is Professor Emeritus at the University of Paris II as well as mayor of Longué-Jumelles and departmental councilor of Maine and Loire. He was the French Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP from 1988 to 1993 and was Chairman of Electricité de France from 1995 to 1998. Since July 1998, he has once again served as Chairman of the Supervisory Board of CNP Assurances. In addition, he has been a Director of Calyon since 2002. He has also been Chairman of the Centre National des Professions Financières since June 2003.

Certain other directorships and positions: Chairman of the Supervisory Board of CNP Assurances, Chairman of CNP International, Chairman of the Centre National des Professions Financières (France), Director of Calyon and Icade (France), Caixa Seguros (Spain) and CNP Fineco Vita (Italy).

Mr. Edmond Alphandéry holds 2,000 shares. He is a member of the Audit Committee.

Antonio Brufau, Spanish national.

Antonio Brufau has an economics degree from the University of Barcelona. He is a chartered accountant and graduate of the IESE. After holding various positions at Arthur Andersen, he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. In 1988, he was Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “la Caixa.” He was also Chairman and Chief Executive of “la Caixa” Group from 1999 to 2004. Since October 27, 2004, he has been Chairman and Chief Executive of Repsol YPF, SA.

Certain other directorships and positions: Chairman and Chief Executive Officer of Repsol YPF, SA (Spain), Chairman of YPF, SA (Argentina) and Comupet Madrid 2008, SL (Spain), and Vice-Chairman of Gas Natural SDG, SA (Spain).

Mr. Antonio Brufau holds 2,222 SUEZ shares. He is a member of the Audit Committee.

René Carron, French national.

René Carron operates a farm in Yenne. He is a Knight of the Legion of Honor and the National Order of Merit and a Commander of the Order of Agricultural Merit. He has held a variety of elected offices in the Savoie region of France. In 1981, René Carron joined the Crédit Agricole group. In 1992, he became Chairman of Caisse Régionale de la Savoie, which became Caisse Régionale des Savoie after its merger with Caisse de Haute-Savoie in 1994. In 1995, he joined the committee of the Fédération Nationale du Crédit Agricole, where he was Chairman from July 2000 to April 2003, and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole SA.

Certain other directorships and positions: Chairman of the Board of Directors of Crédit Agricole SA, Chairman of Caisse Régionale de Crédit Agricole des Savoie and the Confédération Nationale de Crédit Agricole “CICI” (France), Vice-Chairman of the Confédération Nationale de la Mutualité de la Coopération et Crédit Agricole “CNMCCA,” Fédération Nationale du Crédit Agricole (France) and Banca Intesa (Italy), Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole Pays de France, Sacam, Sacam Participations, and Scicam (France), Member of the Supervisory Board of Lagardère, Member of the Management Committee and Legal Manager of ADICAM (France) and Member of the Management Committee of GIE GECAM.

Mr. René Carron holds 3,500 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee.

Gerhard Cromme, German national.

Gerhard Cromme has a doctorate in Law and a number of diplomas in economics (Münster, Lausanne, Paris and Harvard Universities). He joined the Saint-Gobain Group in Germany in 1971, before joining the Krupp Group in 1986.

Certain other directorships and positions: Chairman of the Supervisory Board of ThyssenKrupp AG (Germany), Member of the Supervisory Board of Allianz AG, Axel Springer AG, E.ON AG, Hochtief AG, Siemens AG and Volkswagen AG (Germany), Director of Deutsche Lufthansa AG (Germany), BNP-Paribas and Saint-Gobain (France).

Mr. Gerhard Cromme holds 2,000 SUEZ shares. He is a member of the Nomination Committee.

Etienne Davignon, Belgian national.

Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985), and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale de Belgique and Tractebel on October 31, 2003. He then became Vice-Chairman of SUEZ-TRACTEBEL.

SUEZ 2005 FORM 20-F | 105

Back to contents

Certain other directorships and positions: Chairman of Compagnie Maritime Belge, Compagnie des Wagons-Lits, Recticel, Sibeka, SN Airholding and Palais des Beaux-Arts (Belgium), Vice-Chairman of SUEZ-TRACTEBEL (Belgium), Director of Accor (France), Cumerio, Real Software, Sofina SA and SN Brussels Airlines (Belgium), and Gilead (USA).

Mr. Etienne Davignon holds 11,111 SUEZ shares. He is Chairman of the Ethics, Environment and Sustainable Development Committee.

Paul Desmarais Jr, Canadian national.

Paul Desmarais Jr. studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration. In 1984, he was appointed Vice-Chairman of Power Financial Corporation, a company he helped set up, becoming Chairman of the Board in 1990 and Chairman of the Executive Committee in May 2005. He was appointed Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada in 1996.

Certain other directorships and positions: Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada, Chairman of the Executive Committee of Power Financial Corporation (Canada), Vice-Chairman of the Board of Directors and Executive Director of Pargesa Holding S.A. (Switzerland), Vice-Chairman of the Board and member of the Strategy Committee of Imérys (France), Director and member of the Management Committee of Great-West Lifeco Inc. and its main subsidiaries, and of IGM Financial Inc (Canada) and its main subsidiaries, Director and member of the Permanent Committee of Groupe Bruxelles Lambert (Belgium), Director of Total (France), Member of the International Board, Board of Directors and Audit Committee of INSEAD, Chairman of the International Advisory Board of HEC Business School (Canada) and Chairman of the Advisory Committee of Sagard Private Equity Partners (France).

Mr. Paul Desmarais Jr holds 2,000 SUEZ shares. He is a member of the Compensation Committee.

Richard Goblet d’Alviella, Belgian national.

Mr. Goblet d’Alviella holds a commercial engineer’s degree from the Free University of Brussels and a Master’s degree in business administration from the Harvard Business School. He has a background in investment banking, specializing for fifteen years in international finance, both in London and New York. He was Managing Director of the Paine Webber Group before joining Sofina, a Belgian company, where he has been Executive Director since 1989.

Certain other directorships and positions: Director of Danone, Eurazeo (France), Delhaize, Finasucre, Glaces de Moustier, Henex, Suez-Tractebel, Union Financière Boël (Belgium), and Caledonia Investments (United Kingdom).

Mr. Goblet d’Alviella holds 2,000 SUEZ shares. He is a member of the Audit Committee.

Jacques Lagarde, French-U.S. dual national.

Jacques Lagarde is a graduate of the prestigious French business school, HEC, and of the Harvard University Advanced Management Program. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA), Chairman of the Executive Board of Braun AG (Germany) and Executive Vice-President of The Gillette Company (USA).

Certain other directorships and positions: Director of Eukarion Inc. (USA).

Mr. Jacques Lagarde holds 5,778 SUEZ shares. He is Chairman of the Audit Committee.

Anne Lauvergeon, French national.

A graduate of the prestigious French engineering school, the Ecole des Mines and also the Ecole Normale Supérieure, Anne Lauvergeon is a qualified lecturer (agrégée) in physics. She has been Chair of the Areva group Executive Board since July 2001 and Chair and Chief Executive Officer of the Cogema group since June 1999. She has been Executive Vice-Chair and member of the Executive Committee of Alcatel in charge of industrial holdings since 1997 and from 1995 to 1997 was Managing Partner of Lazard Frères et Cie. In 1990 Anne Lauvergeon was appointed Special Advisor to the office of the French President in the area of the international economy and foreign trade and in 1991, became Deputy General Secretary as well as Aide to the French President for the organization of international summits (G7). Anne Lauvergeon began her career in 1983 in the iron and steel industry before joining CEA where she studied the problems of chemical safety in Europe.

SUEZ 2005 FORM 20-F | 106

Back to contents

Certain other directorships and positions: Chair of the Executive Board of Areva, Chair of the Board of Directors of Cogema, Chair of Areva Enterprises Inc. (USA), Vice-Chair of the Supervisory Board of Safran SA, and Director of Areva T&D Holding S.A., Total and Vodafone Group plc (United Kingdom).

Mrs. Anne Lauvergeon holds 2,278 SUEZ shares. She is a member of the Ethics, Environment and Sustainable Development Committee.

Jean Peyrelevade, French national.

A graduate of the prestigious French engineering school, Polytechnique, and the Paris Institute of Political Studies (IEP), Jean Peyrelevade successively held the positions of Chairman of Compagnie de SUEZ, Banque Stern, UAP and Crédit Lyonnais. He resigned as Chairman of the latter in October 2003. He has been a partner of Toulouse & Associés since September 1, 2004.

Certain other directorships and positions: Director of Bouygues (France) and Société Monégasque de l’Electricité et du Gaz (Monaco), Member of the Supervisory Board of CMA/CGM (France) and Partner of Toulouse & Associés CMA/CGM.

Mr. Jean Peyrelevade holds 3,694 SUEZ shares.

Thierry de Rudder, Belgian-French dual national.

Thierry de Rudder has a degree in mathematics from the University of Geneva and the Free University of Brussels and an MBA from the Wharton School of Business in Philadelphia. He began his career in the United States, joining Citibank in 1975 and holding various positions in New York and Europe. He joined Groupe Bruxelles Lambert in 1986 and is now Executive Director.

Certain other directorships and positions: Executive Director of Groupe Bruxelles Lambert (Belgium), Director of Imerys, Total and Compagnie Nationale à Portefeuille (France) and SUEZ-TRACTEBEL (Belgium).

Mr. Thierry de Rudder holds 2,000 SUEZ shares.

Jean-Jacques Salane, French national.

After having trained as an accountant, Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. From 1990-1996, he was a member of the Board of Directors of Lyonnaise des Eaux, where he represented the Workers’ Council.

Certain other directorships and positions: CGT union representative, Union representative on the Lyonnaise des Eaux France Pays Basque Workers’ Council since 1996, Union representative on the Lyonnaise des Eaux Central Workers’ Council since 1996, Union representative on the SUEZ Worker’s Council since 1996, and President of the French Supervisory Board of Spring Funds.

Mr. Jean-Jacques Salane holds 2,000 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee.

Lord Simon of Highbury, British national.

Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. In 1961 he joined British Petroleum, where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997.

Certain other directorships and positions: Senior Advisor Morgan Stanley International (Europe), Director of Unilever plc, Member of the International Advisory Board of Fitch (Belgium), Member of the Cambridge University Council, Trustee of the Cambridge Foundation and Trustee of the Hertie Foundation (United Kingdom).

Lord Simon of Highbury holds 2,000 SUEZ shares. He is Chairman of the Compensation Committee.

B. Compensation

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer, and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer:

SUEZ 2005 FORM 20-F | 107

Back to contents

(in millions of €, except number of members)	2005		2004		2003
	Number	Total compensation	Number	Total compensation	Number	Total compensation
Board of Directors	15	1.24*	16	1.9*	14	1.9*
Executive Committee	10(1)	12.75	11	11.95	(a) 18	16.3
					(b) 11	9.9
(1) The number of members of the Executive Committee returned to 11 as of November 1, 2005. * Excluding social security charges.

A table indicating total compensation received by corporate officers is presented in Note 37 to our Consolidated Financial Statements.

The 2003 situation of the Executive Committee is presented twice:

•

first, (a) the actual situation is given in respect of the aggregate number of members, taking account of the changes that took place in the composition of the Executive Committee during 2003, and in respect of the total compensation and ancillary payments, including retirement bonuses, paid to its members on leaving the Committee;

•

and secondly, (b) the cumulative compensation of the Committee at December 31, 2003 taken over the year in question.

Executive compensation

Our executives receive both fixed and variable compensation.

The change in the fixed part of the compensation is linked to changes in specific situations, such as an increase or material change in specific responsibilities, adjustments made necessary in light of the our internally-applied principles of equity or as a result of blatant discrepancies in relation to the external market.

The variable part of the compensation seeks to compensate the management’s contribution to the profits of the operating division in which he or she works, and the Group as a whole.

The variable part of the compensation, the balance of which was paid in 2005 in respect of fiscal year 2004, was calculated for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche based on earnings per share from operations, gross cash flow as well as on the absence of exceptional losses, the existence of a cash surplus and the reduction in operating expenses. The Compensation Committee decided to add an exceptional bonus to the figures resulting from the above equation, to reflect that our results exceeded initial targets.

For Executive Committee members who are responsible for an operating division, half the variable compensation was based on quantitative criteria and half on qualitative criteria. The quantitative criteria applied are earnings per share from operations, EBITDA, net cash surplus, gearing ratio and the absence of exceptional losses. They are taken into account in respect of 40% in relation to the performance of Suez, and 60% in relation to the performance of the division.

For the other members of the Executive Committee, the variable portion was calculated in the same way, save in respect of the quantitative criteria, which were based solely on the performance of SUEZ.

The variable part of compensation, the balance of which is payable in 2006 in respect of fiscal year 2005, for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche is 25% based on qualitative objectives and 75% based on quantitative criteria. The quantitative criteria applied are income from operating activities for 50% and cash flow from operating activities before disposals for 50%.

For Executive Committee members who are in charge of a Group operating division, half the variable compensation is based on quantitative criteria and half on qualitative criteria. The quantitative criteria applied are growth in gross cash flow before finance costs, total cash flow for the year, income from ordinary activities and net income. They are taken into account in respect of 40% in relation to the performance of Suez, and 60% in relation to the performance of the division.

For the other members of the Executive Committee, the variable portion is calculated in the same way, except in respect of the quantitative criteria, which are based solely on the performance of SUEZ.

SUEZ 2005 FORM 20-F | 108

Back to contents

The following table presents total compensation paid to all members of the Executive Committee during the 2005 and 2004 fiscal years.

Gross compensation including benefits in kind

(in millions of euros, except percentages)	2005	2004	2005/2004
Fixed	5.97	6.4	-6.7%
Variable	6.77	5.55	+22%
Total	12.75	11.95	+6.7%
Number of Executive Committee members	10 (1)	11
(1) The number of members of the Executive Committee returned to 11 as of November 1, 2005.

Variable compensation represented 53% of total compensation in 2005, compared to 46% in 2004.

Total average compensation paid to members of the Executive Committee increased from €1.09 million in 2004 to €1.27 million in 2005. The Executive Committee comprises all deputy vice presidents in charge of divisions, several of whom are subject to the employment criteria of the Belgian market.

Corporate officer compensation

The Group paid Gérard Mestrallet, Chairman and Chief Executive Officer, total compensation of €2,532,819 (versus €1,774,986 in 2004), of which €1,104,411 (€1,004,711 in 2004) was fixed, including a benefit in kind in relation to the use of his company vehicle (€4,410). The variable part of €1,428,408 (€770,215 in 2004) represents 56% of total compensation (compared with 43% in 2004), an increase of 85.4% compared with 2004. This variable part includes €194,249 paid in respect of attendance fees received in Gérard Mestrallet’s capacity as Director of several Group companies (€265,845 in 2004).

Pursuant to the recommendation of the Compensation Committee, as approved by the Board of Directors, the variable part of his remuneration for 2005 will amount to €1,436,750.

Jean Gandois, Vice-Chairman of the Board of Directors and Vice-President, Group Company Special Projects up to the Shareholders’ Meeting of May 13, 2005, received total compensation of €477,071, including €107,611 paid in respect of attendance fees received in his capacity as Director of several Group companies.

In terms of pension benefits, Gérard Mestrallet has no special entitlements. He enjoys the same conditions as all SUEZ SA employees under the Group plan, which combines an individualized defined-contribution scheme (as per a company agreement signed in 1988 and amended in 2005) and a defined-benefit scheme (as per a company agreement signed in 1991 and amended in 1998 and 2005). Payments under the defined-benefit plan are not guaranteed, as they depend on being active within the company at the time of retirement. The plan concerns employees earning 4 to 50 times the annual French social security ceiling. Gérard Mestrallet currently has no compensation, indemnity or benefit due, or liable to be due, in the event of his functions being terminated or changed, neither at the time of occurrence nor subsequently.

Directors’ fees

See “— Board Practices”.

Employee profit-sharing and incentive plans

Each year, our employees benefit from profit-sharing schemes. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid during the last six years were as follows:

2000	2001 (a)	2002	2003(b)	2004	2005
€5,083,977	€552,420	€112,051	-	€1,137,170	€321,406

(a)

The marked decrease in figures from 2001 is due to the spin-off of the Water Division and a decrease in the number of parent company employees.

(b)

Pursuant to the application of derogatory formulae or applicable French ordinary law, profit sharing equals zero because of the 2003 loss.

SUEZ 2005 FORM 20-F | 109

Back to contents

An incentive agreement was signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid during the last six years were as follows:

2000	2001 (a)	2002	2003	2004	2005
€4,516,119	€642,670	€598,455	€353,465	€288,547	€275,092
(a) The marked decrease in figures from 2001 is due to the spin-off of the Water Division and a decrease in the number of parent company employees.

C. Board Practices

Article 15 of the Bylaws defines the powers of the Board of Directors.

“The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholders’ meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his or her duties and may request any documents he or she considers necessary.”

Reaffirming its commitment to rules of corporate governance, the Board of Directors adopted Internal Regulations in May 2001, which have been amended on several occasions, and a Directors’ Charter in January 2002. These documents provide the Board with the channels and means necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set out with full transparency the rights and obligations of Directors (these documents are available at our corporate headquarters and on our website: www.suez.com).

In addition, our Ethics Charter and related documents, notably the “Confidentiality and Privileged Information” guide, are applicable to Directors. These documents forbid Directors, in particular, from trading in SUEZ securities or the securities of any of its listed subsidiaries during the period of preparation and approval of the financial statements which begins on the first day of the month preceding the date of the Board of Directors meeting held to approve the annual and half-year financial statements and terminates two days after this meeting. This general measure is supplemented by Article 8 of the Directors’ Charter, which requires Directors to seek and obtain the advice of SUEZ’s General Secretary before transacting with or having a transaction carried out by a third party in the securities of Group companies.

Article 5 of the aforementioned Charter also provides for the completion of regular evaluations of the Board of Directors’ performance, by an independent Director. Jacques Lagarde was asked to perform such evaluations of the Board of Directors and its committees in 2002 and 2003.

In October 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm, and after having issued an invitation for bids from three specialized consultancy firms, it appointed an external consultant to carry out this evaluation.

The summary report on the evaluation work, carried out under the responsibility of Etienne Davignon, was approved by the Ethics, Environment and Sustainable Development Committee at its meeting of January 19, 2005 and was submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting held on March 9, 2005 recorded the suggestions for improvements in the functioning of the Board of Directors and its Committees and will oversee their implementation.

Pursuant to Article 11 of the Company’s Bylaws, each Director must hold at least 2,000 SUEZ shares throughout his/her term of office.

The Board of Directors meets whenever required by the interests of the Company and, in any event, at least four times a year.

It met eight times during fiscal year 2005 and the overall attendance rate was 87%. Between January 1, 2006 and June 10, 2006, the Board of Directors met eight times.

Directors receive directors’ fees based on attendance, the amount of which was set during the General Shareholders’ Meeting of April 26, 2002 at an aggregate of €800,000 per year for fiscal year 2002 and all subsequent fiscal years until a new decision is taken in this respect.

SUEZ 2005 FORM 20-F | 110

Back to contents

Pursuant to the recommendation of the Compensation and Nomination Committee made on April 27, 2004, the Board of Directors meeting held on the same day set the following allocation rules:

Directors
Fixed fee	€35,000 per year
Variable fee, dependent on attendance	€1,500 per meeting
Committee chairman (other than Audit Committee)
Fixed fee	€15,000 per year
Variable fee, dependent on attendance	None, given that the Board considers that a Committee meeting cannot be held in the absence of its Chairman.
Committee member (other than Audit Committee)
Fixed fee	€7,000 per year
Variable fee, dependent on attendance	€1,000 per meeting

Taking into account the substantial increase in the Audit Committee’s workload due to the implementation of the French Financial Security Act, the Loi de Sécurité Financière and the US Sarbanes-Oxley Act, the Board of Directors, acting on a recommendation from the Compensation and Nomination Committee, decided at its meeting held on May 13, 2005, to increase the Audit Committee’s annual compensation as follows:

Audit Committee Chairman
Fixed fee	€25,000 per year
Variable fee, dependent on attendance	None, given that the Board considers that a Committee meeting cannot be held in the absence of its Chairman.
Audit Committee member
Fixed fee	€10,000 per year
Variable fee, dependent on attendance	€1,000 per meeting

Gérard Mestrallet, as Chairman of the Board, and Jean-Jacques Salane, as a Group employee, do not receive directors’ fees.

On this basis, the following attendance fees were paid to Directors in respect of fiscal year 2005:

Jean Gandois	€25,333	Director until the Shareholders’ Meeting of May 13, 2005
Albert Frère	€44,000 (a)
Edmond Alphandéry	€65,417
Antonio Brufau	€55,500 (a)
René Carron	€62,667
Gerhard Cromme	€49,000 (a)
Etienne Davignon	€70,500 (a)
Lucien Douroux	€27,250	Director until the Shareholders’ Meeting of May 13, 2005
Paul Desmarais Jr.	€49,000 (a)
Richard Goblet d’Alviella	€40,500	Director appointed by the Shareholders’ Meeting of May 13, 2005
Jacques Lagarde	€70,500 (a)
Anne Lauvergeon	€59,000
Jean Peyrelevade	€45,500
Thierry de Rudder	€45,500 (a)
Lord Simon of Highbury	€57,667 (a)
(a) Before deduction of the 25% withholding tax leveled on attendance fees paid to Directors who are not French residents.

In 2005, the total amount of attendance fees was €767,334, compared with €725,666 in 2004.

SUEZ 2005 FORM 20-F | 111

Back to contents

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

In 2005, our Board of Directors was made up of 15 Directors, including 6 French Directors, 7 non-French Directors and 2 Directors with dual nationality (French and one other). At its meeting held on March 8, 2006, our Board examined the situation of the Directors in light of the criteria set out in the Bouton Report on corporate governance, in relation to directors’ independence. According to the Bouton Report of 2003 on Corporate Governance: “A director is considered ‘independent’ when he/she has no relations of any kind with the company or its management, which could impede the free exercise of his/her judgment.” It was felt that the criteria of length of service provided for in the Report should be assessed in relation to our specific situation, given that we are not simply the continuation of the pre-June 1997 Lyonnaise des Eaux and legal affiliation alone may not, from this point of view, be considered relevant. On this basis eight Directors are deemed to be independent and seven are deemed to be non-independent.

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

Sub-Committees of the Board of Directors

In order to help it in its work, the Board of Directors has set up four Committees. The Compensation and Nomination Committee was split into separate Compensation and Nomination Committees by Board decision May 13, 2005. The Committees’ general task is to study specific questions as preparatory work for certain of the Board’s deliberations, issue opinions and recommendations to the Board of Directors concerning decisions to be taken and finally draft resolutions.

The Audit Committee

The Audit Committee has four members, all of whom are deemed to be “independent”(*) according to the criteria set out in the Bouton report and “financial experts” according to the US Sarbanes-Oxley Act:

•

Jacques Lagarde*;

•

Edmond Alphandéry*;

•

Antonio Brufau*;

•

Richard Goblet d’Alviella*.

Article 4 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. This article was modified on January 19, 2005 in order to review and reinforce the role of the Audit Committee in light of the changes in French legislation, the Loi de Sécurité Financière (Financial Security Act) and US legislation (the Sarbanes-Oxley Act).

SUEZ 2005 FORM 20-F | 112

Back to contents

This committee has two key roles. The first is to examine in detail the draft financial statements, the relevance and consistency of the accounting principles and policies that are used and the content of the documents that are made public. The second role is to gain an understanding of the internal and external control procedures in order to ensure that such procedures provide appropriate coverage of all risk areas.

The Audit Committee met seven times during 2005 and the overall attendance rate was 86%. The Statutory Auditors attended five of the Audit Committee meetings.

Five meetings have been scheduled for 2006 and three meetings had already been held as of June 10, 2006.

The Ethics, Environment and Sustainable Development Committee

The Committee has four members, including one Director who is deemed to be “independent*” according to the criteria set out in the Bouton Report on corporate governance.

•

Etienne Davignon;

•

René Carron;

•

Anne Lauvergeon*;

•

Jean-Jacques Salane.

Article 5 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It ensures compliance with individual and collective values on which the Group bases its actions and the rules of conduct that must be adhered to by each employee. It also examines the channels and resources available to achieve the Group’s objectives with respect to the environment and sustainable development.

The Ethics, Environment and Sustainable Development Committee met three times during 2005 and the overall attendance rate was 83%. One meeting has already been held as of June 10, 2006.

The Compensation Committee

The Committee has three members, including one Director who is deemed to be “independent”* according to the criteria set out in the Bouton Report on corporate governance.

•

Lord Simon of Highbury, President*;

•

Etienne Davignon;

•

Paul Desmarais Jr.

Article 7 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It reviews and makes recommendations to the Board of Directors regards the compensation of the Board, including the Chairman.

In its new form, the Compensation Committee has met once since May 13, 2005 and the attendance rate was 67%. Two meetings has already been held in 2006 as of June 10, 2006

This Committee is also consulted with respect to compensation conditions for the members of group’s executive Committee.

The Compensation and Nomination Committee (before its division) met twice before May 13, 2005 and the overall attendance rate was 75%.

The Nomination Committee

In the interests of transparency and information, the Board of Directors decided, at its meeting of May 13, 2005, to divide the existing Compensation and Nomination Committee into two separate committees. The Nomination Committee has three members, including two Directors who are deemed to be “independent”(*) according to the criteria set out in the Bouton Report on corporate governance.

•

René Carron, Chairman;

•

Gerhard Cromme*;

•

Anne Lauvergeon*.

SUEZ 2005 FORM 20-F | 113

Back to contents

Article 6 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It reviews and makes recommendations to the Board of Directors regarding any candidates for membership on the Board of Directors as well as any appointment to Group executive management positions or proposed appointment of a Chairman of any company heading one of the Group’s divisions.

In its new form, the Nomination Committee has met once since May 13, 2005 and the attendance rate was 67%. Two meeting have already been held in 2006 as of June 10, 2006.

The Compensation and Nomination Committee (before its division) met twice before May 13, 2005 and the overall attendance rate was 75%.

Executive Committee – composition at December 31, 2005 (11 members)

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean-Pierre Hansen	Chief Operating Officer, Executive Vice-President of the Executive Committee, head of SUEZ Energie Europe
Gérard Lamarche	Executive Vice-President, Finance (Chief Financial Officer)
Yves-Thibault de Silguy	Senior Executive Vice-President in charge of International and Institutional Relations
Patrick Buffet	Senior Executive Vice-President in charge of Business Strategy and Development
Dirk Beeuwsaert	Executive Vice-President in charge of SUEZ Energie International
Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environnement
Jérôme Tolot	Executive Vice-President in charge of SUEZ Energie Services
Valérie Bernis	Executive Vice-President in charge of Communications
Emmanuel van Innis	Executive Vice-President in charge of Group Human Resources
Yves de Gaulle*	General Secretary
* As of November 1, 2005.

In addition to these 11 members, the following individual has the right to attend Executive Committee meetings:

Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

The following is a summary of the business experience of the members of our Executive Committee, who are not also members of our Board of Directors.

Jean-Pierre Hansen, former Chairman of the Board of Directors of Electrabel, was appointed Chief Executive Officer of Electrabel as of January 1, 2005, a function which he previously exercised from 1992 to March 1999. He is also Vice-Chairman of Electrabel and Chairman of its Strategic and General Management Committees. Since 1999, he held the positions of Chief Executive Officer of Tractebel as well as Director and Member of the Executive Committee of Société Générale de Belgique; he served in those capacities until the two companies merged on October 31, 2003, whereupon he became Chief Executive Officer of the new entity SUEZ-TRACTEBEL. He was appointed Chief Operating Officer of SUEZ in January 2003 and Officer in charge of SUEZ Energy Europe. He is Executive Vice-Chairman of the SUEZ Executive Committee.

Certain other directorships and positions: Chairman of the Board of directors of Fluxys and Member of its Appointments and Remuneration Committee, Director and Member of the Strategic Committee of Distrigas SA, Chairman of the Board of Directors of Fabricom, Vice-Chairman of the Federation of Enterprises in Belgium, Director of Suez Environnement SA and SUEZ Energy Services SA (France), Acea SpA, AceaElectrabel SpA and Electrabel Italia SpA (Italy), Arcelor SA (Luxemburg), Agbar SA, SUEZ Energy Services España SA, Niesa SA and Reva SA (Spain) and SUEZ Energy North America, Inc. (United States).

Gérard Lamarche served as senior accountant and then consultant with Deloitte Haskins & Sells in the mid-eighties. He joined Société Générale de Belgique in 1988 as controller and in 1992 became a member of the Corporate Strategy Group. In 1995, he joined Compagnie de Suez and in 1997, Mr. Lamarche served first as chief of staff for the Chairman and Chief Executive Officer and eventually assumed the duties of Senior Vice-President and Controller of SUEZ Lyonnaise des Eaux. He accepted an assignment in the United States as Executive Vice-President and Director for Ondeo Nalco, then a Group subsidiary, returning to Group headquarters in 2003 to become Chief Financial Officer. He presently serves as Senior Executive Vice-President, Finance of SUEZ (Chief Financial Officer).

SUEZ 2005 FORM 20-F | 114

Back to contents

Certain other directorships and positions: Chairman of Cosutrel, Director of Suez-Tractebel, Electrabel, Distrigaz, SUEZ Environment, SUEZ Energie Services, Aguas de Barcelona, Leo Holding Company and Ondeo North America Inc.

Yves-Thibault de Silguy, former European Commissioner, joined the Executive Board of SUEZ Lyonnaise des Eaux in May 2000. In May 2001 he was appointed Senior Executive Vice-President of SUEZ. In February 2002 his responsibilities for International Affairs and Corporate Relations were extended to French commercial development, European Affairs and development of Group businesses in China. Between March 2003 and July 2006, he has been Senior Executive Vice-President in charge of International and Institutional Relations of SUEZ before being appointed Chairman of VINCI.

Certain other directorships and positions: Chairman of the Board of Directors of Sino French Holdings, President of Société Polynésienne d’Eau et d’Assainissement, Calédonienne des Eaux, Sadet, Association des Amis de l’UFE and of INA-PG, Director of Degrémont, SUEZ Environment, SUEZ Energie Services, SUEZ-TRACTEBEL, Electricité et Eau de Calédonie, Electricité de Tahiti, Marama Nui and Unelco Vanuatu, Member of the Supervisory Board of Métropole Télévision M6 and Sofisport.

Patrick Buffet joined the Group as a member of the management committee and director of industrial holdings and strategy of Société Générale de Belgique. Since February 1998, he is Senior Executive Vice‑President in charge of Business Strategy and Development of SUEZ.

Certain other directorships and positions: Director of SUEZ-TRACTEBEL, SUEZ Energie Services, Fluxys and Electrabel, Member of the Supervisory Board of Areva, IXIS-CIB.

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

Jean-Louis Chaussade joined Degrémont in 1978. In 1989, he became Chief Executive Officer of Degrémont Spain, and in 1992, he was appointed Special Adviser of Dumez Copisa (Spain). In 1997, he was appointed Group Delegate for the Southern Cone of South America and became Chief Operating Officer of Lyonnaise des Eaux America Latina in May 2000. Chairman of Degrémont since March 2002, he was appointed Executive Vice-President of SUEZ in charge of SUEZ Environment in March 2004.

Certain other directorships and positions: Director and Chief Executive Officer of SUEZ Environment, Chairman of the Board of Degrémont, Director of Lyonnaise des Eaux France, Société des Eaux de Marseille, Sita France, SUEZ Environment Espana (& Chief Executive Officer), Hisusa (representing SUEZ Environment Espana), Aguas de Barcelona, United Water Inc., United Water Resources Inc.

Jérôme Tolot joined the SUEZ Lyonnaise des Eaux Group which later became SUEZ in 1982. In 2000, he was appointed Director and Senior Executive Vice-President for the central functions of the Vinci group. In February 2002, he was named Chairman and Chief Executive Officer of Sita, and became Executive Vice‑President of SUEZ. He was also appointed Chief Executive Officer of Fabricom in September 2003. Since January 2004, he is Executive Vice-President of the SUEZ Energy Services.

Certain other directorships and positions: Executive Director of Fabricom, Chairman of the Board of Directors of Fabricom GTI, Director of SUEZ Energie Services, SUEZ Environment, SUEZ University, Axima, Ineo, Rivolam and SUEZ Energie Services Espana.

Valérie Bernis was Special Press Advisor in the French Ministry of Economics, Finance and Privatization from 1986 until 1988. In 1988 she took up the position of Senior Vice-President Communications at Cerus. From 1993 until 1995 she was in charge of communications and press for the Prime Minister. In December 1995 she was appointed Senior Vice-President of Communications of Compagnie de Suez. In June 1997 she became Senior Vice-President Communication and Special Advisor to the President of the Executive Board of SUEZ Lyonnaise des Eaux. Since May 2001 she is Executive Vice-President in charge of Communications of SUEZ and was Chairman of Paris Première Television Channel (1999-2004).

Certain other directorships and positions: Director of SUEZ-TRACTEBEL, Permanent Representative of SUEZ Communication on the Board of Directors of SAIP (Libération).

SUEZ 2005 FORM 20-F | 115

Back to contents

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

Certain other directorships and positions: Chairman of the Board of Directors of Contassur SA, Insutrel SA and Telfin SA, Chairman and Chief Executive Officer of CEF SA,Vice-Chairman of the Board of Directors of Electrabel SA, Fabricom SA, Reva SA, SN Airholding II SA, and Tractebel Espana SA, Director of AceaElectrabel Produzione SpA, Cosutrel SA, Distrigas SA, Distrihold SA, Elyo SA, Inec SA, Lithobeton SA, Pensiobel ASBL, Seinsa SA, SUEZ University SA, Tractebel Inc., Neil and Federation of Entreprises in Belgium, Member of the Remuneration Committee of Electrabel SA, Distrigaz S.A. and SN Airholding SA.

Yves de Gaulle joined SUEZ in April 2004 in the role of Joint General Secretary, and became General Secretary on July 1, 2004. Since November 1, 2005 he has been a member of the Executive Committee. Mr. de Gaulle began his career at the Ministry of Finance (1977), notably at the Management of the Treasury where he was chief of the office of monetary policy and credit. He was then technical advisor (1986) to the Minister in charge of privatization and the General Secretary of the Privatization Commission (1986-1989). In 1989 he became a Partner of the law firm KPMG/Fidal, then a Partner of the law firm Jeantet (1991-1992). He joined the AGF/Allianz Group in 1992, and was Chief Executive Officer of a subsidiary of the Group in Spain (1993-1996), Joint Chief Executive Officer in charge of the international department and member of the Executive Committee (1997-1998) and Chief Executive Officer of the EULER Group (1999-2001).

Certain other directorships and positions: Director of SUEZ-TRACTEBEL, Electrabel, Cosutrel and SUEZ University.

Central Management Committee – composition at December 31, 2005 (13 members)

The Central Management Committee is consulted on matters submitted to the Chairman and Chief Executive Officer or Board of Directors for decision.

Its members are as follows:

The Executive Committee members, other than the two division heads, Dirk Beeuwsaert and Jean-Louis Chaussade, and with the addition of Henry Masson, whose functions are set out above, together with:

Isabelle Kocher	Group Senior Vice-President for Performance and Organization
Robert-Olivier Leyssens	Group Senior Vice-President for Corporate Finance, Tax and Treasury
Christelle Martin	Group Senior Vice-President for Strategic Planning, Control and Accounting

Reports of the Board of Directors Sub-committees

Audit Committee

The Audit Committee met seven times during fiscal year 2005 and three times at the end of June 2006, with the main individuals responsible for the Company’s accounting, financial, internal audit and risk issues attending these meetings. The Statutory Auditors attended six of these meetings.

The Audit Committee focused particularly on the following issues:

Financial statement review

2005 was a pivotal year with the changeover to IFRS insofar as SUEZ had to:

•

prepare the consolidated financial statements for the year ended December 31, 2004 in accordance with three sets of accounting standards:

-

French GAAP for the last time,

-

IFRS for the first time,

-

U.S. GAAP since SUEZ shares are listed on the New York Stock Exchange;

•

prepare the 2005 half-yearly consolidated financial statements in accordance with IFRS in connection with the cash and share bid for Electrabel which therefore required the issuance of a prospectus prepared according to the new European regulations.

SUEZ 2005 FORM 20-F | 116

Back to contents

Managing this transition entailed the preparation of several reconciliations: French GAAP to IFRS as of January 1, June 30 and December 31, 2004, introduction of IAS 32-39 as of January 1, 2005, early adoption of the interpretations regarding concession contracts (D 12-13-14) and rights of use (IFRIC 4), and finally a new reconciliation of IFRS with U.S. GAAP with respect to 2004 in preparation of the next Form 20-F:

•

before their presentation to the Board, the Committee analyzed:

-

the 2004 financial statements prepared according to French GAAP and IFRS,

-

the 2005 quarterly, half-yearly and annual financial statements prepared in accordance with IFRS as well as the updated (approved) forecasts for 2005 earnings, the 2006 budget and the 2006-2009 medium-term plan.

The Committee reviewed the reconciliation of the IFRS financial statements with those prepared according to French GAAP. This reconciliation was the subject of a document entitled “Transition to IFRS – 2004,” which included a specific report from the Statutory Auditors which was provided to shareholders, after review by the Board of Directors, at the Shareholders’ Meeting of May 13, 2005;

•

as the shares of SUEZ have been traded as ADRs on the New York Stock Exchange since September 18, 2001, the Committee was provided with a presentation of the consolidated financial statements for fiscal year 2004 in accordance with U.S. GAAP and it reviewed the reconciliation of these statements with the financial statements prepared in accordance with French GAAP:

-

the Committee took note of Form 20-F, filed with the Securities and Exchange Commission (SEC) on June 29, 2005. The measures set up in the Group in relation to the CODIS program (see below) enabled the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) to sign the documents required by US legislation,

-

the Committee noted that the U.S. GAAP and French GAAP financial statements had converged to a greater extent (in terms of total balance sheet figures and management indicators) due to the full consolidation of Electrabel in the two sets of standards, since the Group acquired more than 50% of the share capital of Electrabel;

•

the Committee reviewed, on several occasions, the progress being made in relation to the implementation of the International Financial Reporting Standards which have been adopted as from January 1, 2004 in place of French GAAP:

-

the Committee had to validate a certain number of choices, in relation to the main options offered by IFRS. The principle set by the Committee was to favor consistency and to maintain a conservative approach which does not promote short-term reporting considerations to the detriment of future profits,

-

the Committee was provided with a presentation of detailed simulations as to the effects of this change in standards, in particular in relation to shareholders’ equity earnings and debt. In addition, the impact on the Group’s main management indicators was studied in order to approve the amendments proposed by Financial Management;

•

the Committee closely followed the valuation process used for the Group’s assets as of the end of 2005;

•

the Committee was notified by Financial Management of the creation within corporate head office of an Accounting Standards Center of Expertise, whose purpose is to ensure accounting security (regulatory oversight, analysis of complex operations and validation of material positions) and accounting consistency (managing the standards network, updating the manual for reporting and coordination of training), and to facilitate the sharing of best practices within the Group.

Financing policy

The Committee continued to oversee the reduction of Group debt and its financing policy based on the following objectives:

•

maintenance of a regular amortization profile with respect to gross debt;

•

maintenance of access to reasonably priced short-term financing;

•

smoothing and gradual extension of the maturity of bond issues;

•

standardization of the level of cash and credit lines;

•

rationalization of syndicated credit lines.

SUEZ 2005 FORM 20-F | 117

Back to contents

Centralized cash management at Group level should lead to a better match between the location of debt, cash and cash flow, a reduction in the overall cost of debt and better control over cash and cash equivalents.

In this context, the Audit Committee was informed about the main debt renegotiations and restructuring as well as the market transactions in relation to the listing of certain subsidiaries.

Policy for managing interest rate and currency risks

The Committee was provided with a presentation of the Group’s policy for managing interest rate and currency risks.

These risks are:

•

interest rate risks with respect to net debt, including outstanding derivative positions to hedge assets which are mainly denominated in euros and in US dollars;

•

currency risks in relation to assets (impact on the balance sheet and the income statement of the consolidation of the subsidiaries’ financial statements) which are mainly denominated in US dollars and Brazilian reals, and to a lesser extent in Thai bahts, Chilean pesos, pounds sterling and Argentine pesos;

•

currency risks in relation to unrealized transactions in the functional currency of the Group entity concerned.

The Committee noted that:

•

the Group had certain currency positions mainly concentrated on US Dollars and brazilian reals;

•

the managing of interest rate and currency risk in relation to assets was coordinated by the Group Finance function.

Major financial transactions in 2005

Before carrying out operations, the Committee was provided with a presentation of the terms and conditions, and financial impact of:

•

the increase in capital carried out in cash with preferential subscription rights;

•

SUEZ’s combined cash and share bid for all shares of Electrabel not yet held by the Group.

The Committee was thus able to assess the positive financial impact of these operations before they were carried out.

2005-2006 Optimax plan and SUEZ/Electrabel operational synergies

The Committee was given a presentation about the progress of the 2005-2006 Optimax plan, which was reviewed for fairness by the statutory auditors, and the plan for the implementation of synergies between SUEZ and Electrabel.

Informed of the progress made by the end of 2005 and the actions identified for 2006, the Committee was able to assess the work to be completed to achieve the objectives of the Optimax plan.

The synergies to be achieved are based on the integration of functions between SUEZ and Electrabel as well as the strengthening of the purchasing performance program thanks to the added buying power of Electrabel. The Committee noted the actions planned for the 2006- 2008 implementation period.

Dividend distribution policy

The Committee paid particular attention to the dividend distribution policy proposed by the Group, both with regard to the 2004 fiscal year and the new dividend increase proposed for 2005.

In particular, the Committee examined the appropriateness of this policy in relation to 2005 net income and the financial outlook for the Group and the parent company.

SUEZ 2005 FORM 20-F | 118

Back to contents

Presentation of two business lines

Jérôme Tolot, Executive Vice-President in charge of SUEZ Energie Services, presented the business line he is responsible for:

•

first to the Audit Committee in February 2005;

•

subsequently to the Board of Directors in June 2005.

Jean-Louis Chaussade, Executive Vice-President in charge of SUEZ Environnement, also presented the business line he is responsible for:

•

first to the Audit Committee in June 2005;

•

subsequently to the Board of Directors in December 2005.

The Committee was thus able to assess more closely the strategy and the financial outlook for these two business lines.

Internal Audit activity report

The Audit Committee listened to a presentation by the head of Group Internal Audit on the reorganization of the internal audit function in line with recent changes, and the set-up of a new functional link with the Electrabel audit team.

The Committee was informed of past assignments and the program for 2005 and 2006.

Given the increased responsibilities borne by the internal audit team in the context of the US Sarbanes-Oxley Act and the need to coordinate activities with the external audit team, the Committee approved and supported an increase in the number of members of the internal audit teams.

Implementation of internal control procedures

The Audit Committee took note of the work of the CODIS (Control and Disclosure) Program, developed under the impetus of Financial Management and intended to strengthen internal controls in all areas and improve financial reporting.

The program is part of the Group implementation of the French Loi de Sécurité Financière (Financial Security Act) and the US Sarbanes-Oxley Act and has led to attestation reports being issued, as required under the provisions of these Acts.

In this context as well, the Committee encouraged the strengthening of the internal audit teams to meet the approaching deadlines (application of section 404 of the Sarbanes-Oxley Act for 2006).

Pre-approval procedures for engagements performed by the Statutory Auditors

In accordance with US regulations, the Committee set up a system to verify the independence of Statutory Auditors, in particular with regard to the prior approval of authorized engagements.

Depending on their nature, some engagements are subject, within certain limits, to general prior approval, while others are subject to specific approval ahead of the engagement.

Statutory Auditors’ fees and fees paid to members of audit networks by the Group during 2005

Please refer to Item 16C.

Ethics, Environment and Sustainable Development Committee Report

The Ethics, Environment and Sustainable Development Committee held three meetings in 2005: on January 19, June 8 and September 13. The Committee has met once between January and June 2006. A report on each of these meetings was presented by the Committee Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical initiatives within the Group in order to ensure that they had been correctly implemented and that they had been subject to application and control procedures in order to maintain the high standards and reputation of the Group, its subsidiaries and affiliated companies.

SUEZ 2005 FORM 20-F | 119

Back to contents

Certain specific points should be highlighted:

•

as is the case each year, a report was submitted in June 2005 to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group’s principal subsidiaries to confirm their company’s compliance with the Group’s Ethical Charter during 2004. This process was applied for the first time in coordination with the compliance measures required by the US Sarbanes-Oxley Act for companies listed on the New York Stock Exchange. It also expressed its wish, in the interests of simplification, and as in previous years, to continue the simultaneous performance of the environmental and ethics compliance processes;

•

the Committee was also informed about the work carried out by the Group’s network of ethics managers, in particular during their annual conference held on May 26 and 27. The Committee duly noted the operational issues that were dealt with at this conference in consultation with a large number of Business Unit managers and the work of developing and improving SUEZ’s ethical initiatives. One such project, in which the Committee took part, was the updating of the Ethics Charter of SUEZ and the Values and Ethics action plan which is distributed along with this founding document, both in terms of internal communication and staff training;

•

the Committee spent a substantial part of its meetings reviewing the positions, actions and measures taken by SUEZ that fell within its remit. This was the case, for example, with respect to the organization and impact of the environmental activities of the Group’s operating entities and the internal structuring of SUEZ in relation to the implementation of a Sustainable Development organization and function;

•

in the same way, it focused on questions relating to health and safety in the workplace, an area in which it consulted the Vice-Presidents in charge of the Group’s Divisions, in the presence of the Group Chairman. The Committee was thus able to assess directly with management the action plan decided by COMEX. The Committee will be informed each year of the plan’s progress;

•

with the same approach in mind, the Committee was presented with the Group’s communication policy, particularly in relation to Sustainable Development;

•

the Committee also wished to review and develop the evaluation process relating to the functioning of the Board of Directors. It thus organized a new, more complete set of measures incorporating the services of an outside expert. The evaluation was conducted in its new form at the end of 2004 under the responsibility of the Chairman Etienne Davignon, and presented to the Board of Directors at the beginning of this year. In partnership with an outside expert, the Committee also performed an intermediate evaluation at the end of 2005 which revealed the improvements that had been made in the functioning of the Board through the application of the above process;

•

lastly, it should be noted that the Chairman Etienne Davignon presented the Committee’s activities directly to the shareholders during the Shareholders’ Meeting of May 13, 2005.

Report of the Compensation and Nomination Committees

Compensation and Nomination Committee before its division

The Compensation and Nomination Committee met twice in 2005 before being divided into two separate committees by decision of the Board of Directors at its session of May 13, 2005. The new Compensation Committee then met twice as of the date of 10 June 2006, as did the new Nomination Committee.

Regarding appointments to the Board of Directors, the Compensation Committee proposed to the Board to submit to the Shareholders’ Meeting the renewal of the terms of office of the Directors Gérard Mestrallet, Paul Desmarais Jr and David Simon of Highbury, as well as the appointment of Richard Goblet d’Alviella.

With regard to the composition of the Board’s Committees, the Committee reviewed the proposal to be made to the Board of Directors with respect to the appointment of René Carron to the Ethics, Environment and Sustainable Development Committee.

Compensation Committee

The Compensation Committee proposed to the Board the terms of the fixed and variable compensation in 2005 for corporate officers, the Chief Operating Officer and Vice-President of the Executive Committee, Finance. It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee. It also proposed, at the decision of the Board, the content and features of the 2005 stock option plan, and set the number of options to be allotted to Gérard Mestrallet and the Chief Operating Officer and the Vice-President of the Executive Committee, Finance. The same procedure was followed in the allotment of free shares.

SUEZ 2005 FORM 20-F | 120

Back to contents

Nomination Committee

The Nomination Committee, meeting in the same session with the Compensation Committee, was informed about the succession plan for the Group’s main officers.

D. Employees

The total number of employees of the Group was 157,639 at December 31, 2005, compared to 160,712 at December 31, 2004. This 1.9% decrease is mainly due to the statistical removal of employees taking early retirement or compensation for permanent disability who were previously counted in the total workforce under the “inactive” category.

The breakdown of the number of employees of the Group at December 31, 2005, 2004 and 2003 is as follows:

By Sector	Employees at December 31,
	2005	2004	2003
Energy	84,902	87,300	89,000
Environment	72,130	72,800	83,150
Others	607	600	150
Total	157,639	160,700	172,300

By Geographical Area	Employees at December 31,
	2005	2004	2003
France	60,898	60,200	60,850
Belgium	25,480	26,650	27,800
Other European Union countries	37,888	39,650	35,850
Other European countries	2,648	2,350	6,900
North America	4,454	5,700	11,800
South America	17,547	16,950	20,250
Asia and Oceania	5,450	5,200	4,750
Africa and Middle East	3,274	4,000	4,100
Total	157,639	160,700	172,300

According to the current regulations in different countries, especially in France and Belgium, various committees which represent employees meet on a regular basis. These committees are informed about and consulted on pertinent employee matters. In case of restructuring or re-organization, potential impacts on employment and working conditions are addressed by local management through consultation and negotiation with trade unions.

We have not experienced any significant work disruptions or conflicts in the last few years and we consider our relationship with our employees to be satisfactory.

Human Resources Policy

After assisting in the reorganizations completed in previous years (2003, 2004), the principal mission of the Human Resources Departments (HR Dept) has been to develop the base for broad programs for the future, while continuing the efforts made in the areas of health and safety, training and preparation for demographic transition. Their actions have been defined within the framework of medium and long-term objectives, with a focus on the need to ensure that the Group has at any time the human resources it needs for its growth. The “change management” aspect of the role of human resources was confirmed.

SUEZ 2005 FORM 20-F | 121

Back to contents

As of December 31, 2005, the Group had 157,639 employees, down 1.9% from 2004. Most of this decline represents the statistical removal of employees taking early retirement or compensation for permanent disability who were previously counted in the total workforce under the “inactive” category. SUEZ has not seen a case where the end of a major contract resulted in a substantial cut in the number of employees in a specific country. A few adjustments made in each of the four divisions (removal from the scope of consolidation, adaptation to economic constraints) explain the rest of the changes recorded.

In 2005, the six priorities that form the framework for the HR action plan were reaffirmed with special emphasis on the evaluation of the performance of the programs implemented.

Human Resources Management Planning

Anticipating the Group’s needs in terms of human resources is fundamental to SUEZ’s strategy. To meet its goal to permanently have the HR it needs, the group has identified the positions required for SUEZ to operate. In addition, careful attention is paid to the career development and mobility for the executives who currently hold these key positions This issue is also handled by the Career Management Committee chaired by Gérard Mestrallet. In addition, a group of about 1,200 potential successors who will be able to fill 350 key positions in the Group was formed. These potential leaders participate in the “Leaders for the Future” (LFF) program which is designed for three categories of future executives. The L1 are ready to succeed the Group’s executive managers (who are referred to internally as TOPEX), the L2 must still obtain experience, while the L3 (who have to confirm their potential) are carefully monitored by the HR Department. One of the Group’s goals in 2005 was to broaden significantly the diversity of LFF profiles.

A full program of assessment, training and preparation is available to the LFF. To assist this process, the SUEZ Center for Development and Assessment has developed two specific programs: one for the L2, and the other for the L1 and executives, the principal objective of which is to make them aware of their potential and to develop a dedicated career plan. In addition to personalized evaluations, the LFF benefit from various training modules, especially those developed by SUEZ University. For example, “Global Player” trains established managers in the design and implementation of corporate strategy and change management.

Skills development is another priority for the HR Department. The manual “Developing Talent” that was completed in 2005 was distributed widely among HR managers over the course of the year. An indispensable guide for career management, it details the “human resources development cycle,” which, at SUEZ, takes the shape of annual appraisals, career assessments, manager review, and succession plans. The manual offers advice for every situation, including the reception of new associates as well as information on how to handle future mobility opportunities.

Once the development plan was defined, the Group made available everything that an associate needs to acquire the skills that are indispensable to his or her job. While the training offered is primarily decided within the divisions and operational units to guarantee it meets practical needs, the programs offered to Group managers by SUEZ University are a driving force for career management.

The “Taleo” application, which is accessible on the Intranet to over 55,000 employees, facilitates applications for vacant positions. Currently being installed in new entities, this application can also be accessed on the Internet. Nearly 10% of the pool of candidates on Taleo are Group employees. More than 42% of the manager positions placed online have been filled from within the Group. Updated “Mobility Principles” regulate the way in which job changes within the Group are organized: a negotiable notice period before a change in position, carryover of seniority, payment of moving expenses, absence of a trial period, etc.

Ensuring commitment to the Group and disseminating its values

The “We are SUEZ” program launched in 2004 and designed to strengthen Group cohesion has evolved into a true corporate project. Based on four pillars (strategy, image, organization, management way), this program is intended to intensify strategic dialogue, give the group a strong brand image and fluid organization, but also to disseminate common managerial practices.

The emphasis placed on the dissemination of a “management way” unique to SUEZ highlights the importance given to the emergence of a specific operating method and corporate culture given the variety of the Group’s sites and businesses. The implementation of the SHERPA project should reinforce the overall coherence of the corporate organization. In addition, progress made in terms of corporate reporting has given a clearer picture of the reality of the Group and its divisions and facilitated a comparison between divisions and entities.

A common vocabulary and managerial practice is also built through SUEZ University, which celebrates its fifth anniversary this year and continues to be a success story. In 2005, 70 seminars were offered to nearly 2,200 managers (500 more than in 2004), raising the total number of beneficiaries to 9,200 in five years. The “Discovery” program for new managers, the “Explorer” program for junior managers, and the “Focus” series of themed training sessions (leadership and change management, interpersonal communication, management by project, finance, HR, and health and safety management among others) for experienced managers contributes to the emergence of a homogeneous identity within the Group via the dissemination of a shared vision and an exchange of good practices.

SUEZ 2005 FORM 20-F | 122

Back to contents

In addition to the “Group HR Guidelines,” which are a formal statement of the principles of the HR program and detail the role of the HR managers at SUEZ, “HR for HR” training sessions are offered to HR managers and also to employees who hold a position with an HR dimension (entity or site managers, for example). Finally, a glossary is currently being developed to harmonize all definitions of the HR terms and indicators for SUEZ.

In order to strengthen the ties that unite the Group’s employees, the “Spring” employee shareholding operation was relaunched in 2005. A total of over 36,000 employees in 25 different countries subscribed. Taking into account the capital increase that occurred at the same time last October and the Takeover Bid on Electrabel, the percentage of capital held by the employees is 3.3% (compared with 4.2% in 2004), but the number of subscribers rose substantially (+24% over the previous operation).

Supporting change management

In line with the strengthening of its role in assisting change, the HR staff work very closely with the operational units by deploying job planning tools for the coming years. The inclusion of a HR component in SUEZ’s medium-term strategic plan is indicative of the Group’s goals in this area.

“Succession Planning” anticipates the needs that will arise from demographic transition in the key positions of the organization between now and 2010. However, the identification and training of tomorrow’s executive managers assumes the participation of today’s executives in the process at a time when the employment of people over the age of 55 is changing (later retirements in Europe). Career Management for the oldest employees will in fact have to change, and new initiatives have to be proposed to capitalize on their experience and adapt their working conditions (work station ergonomic assistance, new types of training, employability development, etc.).

The contribution of Human Resources to the Group’s performance is essential to all its projects. Forecasting management tools to facilitate the anticipation of future needs and to measure the effectiveness of Human Resources are being implemented at the same time. By the end of 2006, the regular establishment of an HR performance scorecard must identify and analyse the major HR trends and facilitate forward planning for the major employment issues (quantitative and qualitative changes in the workforce, payroll). The HR risks have been mapped generically, and this map is now being defined at the level of the operational entities with, critically, the definition of action programs to provide a better understanding and delineation of those risks.

Finally, in addition to the strategic forum for executive managers (“Semafor”) and the “SUEZ Prospective” conferences organized by SUEZ University, the third week of the “Global Player” program is devoted to change management. It offers managers the opportunity to acquire the tools and methods to assist change and to share the Group’s best practices in this area. The “Focus Leadership & Change Management” program offers an understanding of the challenges of change processes and their impact on the results.

Optimization of HR processes and pooling of resources

As a part of the SHERPA organization project, the Group-wide optimization of support functions holds a prominent place. A mapping of HR processes is being used to ensure the readability and consistency of decision and action circuits. In addition, Shared Services Centers (SSCs), which are a source of economies of scale, improved reaction time to user requests, and harmonized practices are being deployed in several large entities. Three subjects have been given priority: accounting, employee administration, and IT infrastructure. The goal over the very long term is to complete the SSC architecture by gradually extending access to the Group’s new entities and widening the range of relevant back-office services.

The optimization and sharing of the processes are facilitated by the implementation of efficient IT tools. Taleo, the new version of the Recruitsoft program used by the Group, has an interface to aid recruitment and internal mobility. It has become an indispensable vector for the harmonization of practices within SUEZ for nearly 400 HR managers, and has resulted in substantial savings of time. Similarly, the intranet application ESS (Employee Self Service) makes it possible for employees of Electrabel, Tractebel Engineering, and the Paris and Brussels head offices to manage their personal information and requests (profile, vacations, absences, expense accounts) by themselves. Beyond back-office functions, a sharing project for part of the technical training is also being studied. The goal of optimizing certain HR roles has also begun thanks to the Opting program, which is rationalizing purchasing procedures within SUEZ.

SUEZ 2005 FORM 20-F | 123

Back to contents

As part of Optimax, the Insurance Department and the HR department have begun to analyze the technical aspects of SUEZ contingency plan coverage in France and Belgium. Savings have already been made in the cost of the coverage. Various adaptations have been made to supplementary retirement plans in France and Belgium to bring them into conformity with the Fillon and Vandenbroucke Laws. It should also be noted that the Group received the prize for best pension fund in Belgium for the second consecutive year at the Investments & Pensions Europe awards ceremony.

Consolidation and Management of corporate Data and information

In 2005, further efforts were made to make the reporting of company data more accurate. The definitions of HR indicators were revised to make differences between countries easier to understand. New indicators are also being developed – and the operational entities are now being called on to fill them in. Auditing procedures during the synchronization of company information using “Topaz” (a consolidation software package) were made more reliable thanks to the new functionalities that HR reporting coordinators had at their disposal. This was just one part of an even more complete coverage of group activities by company reporting; out of 120 indicators published, 88 have a coverage scope of greater than 95%. Also, in order to improve the reliability of data, the health and safety network increased its efforts in terms of consolidation and audits on health and safety statistics.

Finally, several projects that aim to better define the contributions and the impact of the group are underway so that the estimated management in matters of human resources may be refined. As mentioned above, the analysis of company expenses should make the management of changes in payroll easier in the medium term, while work relating to the mapping of HR risks is gradually integrated into the Group’s risk management.

Social Responsibility and Management of social issues

This year, the Group’s dialoguing bodies once again worked hard at their assigned tasks. The European Consultative Committee (ECC) and the Central Works Council for French operations met at regular intervals. The broad outlines of SUEZ’s corporate and employment strategies were discussed by management and employee representatives.

The ECC continued its supervision of commitments made by the group regarding labour rights. The ECC paid especially close attention to the application of the International Social Charter. In practice, the joint monitoring of the Charter by the HR Departments and employee representatives consisted in an analysis of results by branch and country of operation as well as an in-depth discussion of points where interpretation may differ. In addition, the ECC went into further depth on matters that have been selected as “key topics” by the ECC members. Accordingly, the Steering Committee for the right to lifelong learning and training examined the progress of experimental pilot programs such as tutoring and “skills passports” that were implemented in selected subsidiaries, while the scope of the Diversity Commission’s activities was more precisely defined.

The steering Committee for Health and Safety, which consists of representatives from management and the ECC highlighted quarterly results in terms of occupational accidents, analysis of fatal accidents, and the implementation of the requirements of the Workplace Health and Safety Charter and the 2005-2010 Global Action Plan. Some of the most important measures decreed by the Action Plan, such as the systematizing of health and safety training, regular self-evaluation of conformity to procedures, and a complete battery of external audits, are meant to ensure a high level of compliance with the Charter’s requirements on the part of the operational entities. By raising employee awareness and paying closer attention to the analysis of all accidents, the Group seeks to develop a culture of health and safety risk prevention in the day-to-day life of its subsidiaries. To this end, it was decided to include targets connected to health and safety results in the awarding of the variable pay scheme to operational managers.

In addition, SUEZ has continued to promote exchanges with all stakeholders, especially through the activities of the International Social Observatory (ISO). When the Group first committed to “the right to lifelong education and training,” the ISO conducted further studies and discussions on the conclusions and closely followed the experimental pilot programs that were being carried out at some SUEZ subsidiaries. Among the other activities in 2005 are the advances in the working group “Complexity, Direction, Management” whose purpose was to shed further light on effective HR performance indicators. In addition, preliminary studies were part of the preparation for the 2006 symposium in Paris with the theme “Success in China: what management and what kind of human resources management are needed for what HR issues?”

SUEZ 2005 FORM 20-F | 124

Back to contents

Besides making the principles of corporate social responsibility (CSR) part of its business activities, SUEZ has endeavored to respond to its stakeholders’ expectations. The publication of a “White Paper” (February 2006) that listed sound corporate responsibility practices within the Group was to make a body of examples available that all subsidiaries could adapt to their own needs. This document also provided a reminder that partnerships with stakeholders can also contribute to the Group’s success.

Another key issue was equal opportunities, which was the object of an in-depth study by SUEZ and echoed by the endorsement of France’s Workplace Diversity Charter and the signature of a national agreement with the ANPE (the French national employment agency) to combat discrimination in the job market. A series of recommendations drafted Group-wide is to allow entities to act in favor of diversity, according to their priorities and the specific needs of their businesses. Pioneering workplace integration programs that have been in place for years, such as SITA Rebond (for underprivileged employees), Lyonnaise des Eaux (for apprentice workers), INEO (for handicapped workers), and Gepsa (for participants in prison work programs), are to serve as models for the other companies in the Group.

Indicators

The following table shows the indicators used by the Group to track implementation of its human resources and social policies. The indicator reporting scope is provided in parentheses.

	SEE			SEI
	2003	2004	2005	2003	2004	2005
WORKFORCE PER GEOGRAPHIC ZONE
European Union	15,570	16,607	15,812	135	194	185
Rest of Europe	998	5	-	48	45	49
North America				1,518	1,500	1,183
South America				1,414	1,474	1,564
Africa/Middle East				83		19
Asia/Oceania				1,103	1,079	1,066
TOTAL	16,568	16,612	15,812	4,301	4,292	4,066
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)
DISTRIBUTION OF EMPLOYEES BY CATEGORY
Managers	2,800	2,675	2,861	851	922	1,017
Skilled technicians and supervisors	2,074	2,053	2,887	1,042	779	1,117
Workers and technicians	11,694	11,884	10,064	2,408	2,591	1,932
TOTAL	16,568	16,612	15,812	4,301	4,292	4,066
	(100.0%)	(100.0%)	(100%)	(100.0%)	(100.0%)	(100%)
PROPORTION OF WOMEN IN GROUP
Proportion of women in workforce	20.9%	21.1%	23.0%	17.6%	17.9%	19.0%
	(99.5%)	(100.0%)	(100%)	(99.9%)	(100.0%)	(100%)
Proportion of women in management	13.8%	13.5%	15.0%	19.0%	18.7%	21.1%
	(99.4%)	(100.0%)	(100%)	(80.1%)	(100.0%)	(100%)
BREAKDOWN OF EMPLOYEES BY TYPE OF CONTRACT
Open-ended contract	93.0%	92.6%	91.5%	94.7%	94.4%	99.2%
Other	7.0%	7.4%	8.5%	5.3%	5.6%	0.8%
	(99.8%)	(91.2%)	(99.8%)	(100.0%)	(100.0%)	(100%)

SUEZ 2005 FORM 20-F | 125

Back to contents

	SEE						SEI
	2003		2004		2005		2003		2004		2005
AGE DISTRIBUTION (for open-ended contracts)
< 25		3.1%		3.5%		4.1%		4.2%		2.7%		4.1%
25-29		6.9%		8.0%		9.4%		13.8%		12.2%		13.8%
30-34		11.3%		11.1%		11.0%		18.7%		19.8%		20.9%
35-39		12.7%		13.6%		13.3%		18.0%		17.8%		17.3%
40-44		14.6%		16.0%		16.0%		17.0%		17.7%		16.6%
45-49		16.0%		18.2%		17.4%		14.2%		14.4%		13.2%
50-54		17.0%		17.7%		17.2%		8.1%		8.7%		8.4%
55-59		17.5%		11.5%		11.1%		4.2%		4.9%		4.1%
60-64		0.9%		0.4%		0.5%		1.5%		1.4%		1.2%
65 +		-		-		-		0.3%		0.4%		0.4%
		(100.0%)		(100%)		(99.8%)		(100.0%)		(100%)		(100%)
EMPLOYMENT	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
Turnover*	10.13%	4.3%	1.6%	1.9%	2.0%	1.7%	4.7%	10.3%	3.7%	4.9%	5.7%	5.8%
	(95.0%)	(94.7%)	(99.8%)	(91.3%)	(98.9%)	(99.9%)	(86.8%)	(85.6%)	(99.4%)	(99.5%)	(99.5%)	(100%)
Voluntary turnover			1.2%	1.4%	1.6%	1.3%			3.4%	3.9%	4%	4.4%
			(99.8%)	(91.3%)	(98.9%)	(99.9%)			(99.4%)	(99.5%)	(99.5%)	(100%)
Hiring rate			4.2%	5.2%	5.5%	7.2%			7.6%	6.8%	8.0%	6.9%
			(99.8%)	(91.3%)	(98.9%)	(99.9%)			(99.4%)	(99.5%)	(99.5%)	(100%)
Hiring rate with open-ended contracts			40.9%	43.5%	46.2%	42.3%			58.7%	59.4%	93.9%	98.6%
			(99.8%)	(91.3%)	(98.9%)	(99.9%)			(99.4%)	(99.5%)	(99.5%)	(100%)
% of disabled persons/ avg. workforce			0.30%	0.28%	0.30%	0.27%			0.12%	0.07%	0.07%	0.07%
WORK CONDITIONS			S1	S2	S1	S2			S1	S2	S1	S2
Absenteeism (days of absence/person)			13.1	11.3	9.6	8.29			7.6	8.3	3.8	2.8
			(99.6%)	(99.5%)	(99.7%)	(99.8%)			(100%)	(87.1%)	(100%)	(100%)
Overtime			2.3%	2.3%	2.6%	3.3%			5.8%	5.4%	6.1%	6.7%
			(100.0%)	(88.9%)	(99.8%)	(98.5%)			(98.4%)	(71.9%)	(100%)	(100%)
REMUNERATION
Average gross worker’s salary#/ minimum gross local salary		3.1		4.0		4.0		9.2		11.5		9.3
(Minimal value)		1.5		1.6		1.5		4.4		2.9		3.8
		(72.3%)		(94.2%)		(95.5%)		(93.1%)		(78.3%)		(88%)
Average gross salary/Sector average gross salary
Managers		1.8		1.6		1.6		1.6		1.9		1.7
		(91.9%)		(95.6%)		(94.5%)		(97.6%)		(92.4%)		(99%)
Skilled technicians and supervisors		2.0		1.6		1.4		2.9		2.4		1.8
		(81.5%)		(83.6%)		(90.6%)		(91.4%)		(86.5%)		(98.6%)
Workers and technicians		2.0		1.4		1.8		2.1		2.3		1.8
		(72.3%)		(94.2%)		(95.5%)		(93.1%)		(78.3%)		(97.8%)
# On this ratio, only the “gross worker’s salary” indicator was reviewed. * Change of calculation method from the first semester 2004. See next paragraph on methodology factors.

SUEZ 2005 FORM 20-F | 126

Back to contents

	SEE			SEI
	2003	2004	2005	2003	2004	2005
Average gross worker’s salary/local cost of living	3.0	4.0	3.7	4.6	6.8	5.3
	(72.3%)	(94.2%)	(95.5%)	(93.1%)	(78.3%)	(97.8%)
OCCUPATIONAL SAFETY
No. of accidental deaths (employees)	1	1	-	-	-	-
Frequency rate	5.95	4.19	4.61	5.06	4.49	2.46
Severity rate	0.15	0.10	0.18	0.11	0.08	0.06
	(93.5%)	(99.1%)	(99.6%)	(100.0%)	(100.0%)	(94.7%)
TRAINING
% of workforce trained	74.0	72.7	68.2	59.1	66.6	72.8
	(85.5%)	(99.5%)	(94.6%)	(92.5%)	(94.1%)	(78.7%)
Proportional of managers and non-managers trained
Managers	14.6%	15.3%	18.9%	13.2%	15.8%	24.0%
Skilled technicians and supervisors
+ Workers and technicians	85.4%	84.7%	81.1%	86.8%	84.2%	75.9%
	(88.0%)	(99.5%)	(94.6%)	(94.5%)	(94.1%)	(78.7%)
Training costs per person (€/person)	1,505.2	954.8	1,156.8	877.5	1489.1	1008.6
	(85.5%)	(99.5%)	(94.6%)	(86.7%)	(93.5%)	(78.7%)
Hours of training per person (hrs./person)	38.8	39.4	41.4	90.0	63.9	76.5
	(84.9%)	(99.5%)	(89.8%)	(91.6%)	(93.5%)	(78.7%)
Training costs per hour of training (€/hour)	40.2	24.2	27.9	68.8	23.3	13.2
	(84.9%)	(99.5%)	(94.6%)	(86.7%)	(98.9%)	(100%)
Hours of training by subject
Trade technique	28.2%	40.3%	48.8%	66.6%	36.6%	37.2%
Quality, Environment, Safety	13.5%	11.9%	16.1%	10.6%	26.4%	22.5%
Languages	2.6%	3.1%	5.1%	6.3%	10.4%	9.6%
Misc.	55.6%	44.7%	30.0%	16.6%	26.6%	30.7%
	(82.8%)	(99.0%)	(94.6%)	(100.0%)	(99.4%)	(100%)

SUEZ 2005 FORM 20-F | 127

Back to contents

	SES			SE
	2003	2004	2005	2003	2004	2005
NO. OF EMPLOYEES PER REGION
European Union	62,768	61,340	60,401	45,917	47,743	47,261
Rest of Europe	2965	2,224	2,520	2,873	83	79
North America	32	33	10	10,233	4,165	3,261
South America	501	523	435	18,319	14,959	15,548
Africa/Middle East	780	753	-	3,261	3,224	3,255
Asia/Oceania	1,106	1,523	1,658	2,566	2,607	2,726
TOTAL	68,152	66,396	65,024	83,169	72,781	72,130
	(100.0%)	(100.0%)	(100%)	(100.0%)	(100.0%)	(100%)
DISTRIBUTION OF EMPLOYEES BY CATEGORY
Managers	7,860	7,925	9,506	5,965	6,494	6,783
Skilled technicians and supervisors	15,312	13,958	24,226	10,117	9,633	11,835
Workers and technicians	44,765	44,513	31,292	58,077	56,654	53,512
TOTAL	67,937	66,396	65,024	74,159	72,781	72,130
	(99,7)	(100.0%)	(100%)	(89.2%)	(100.0%)	(100%)
PROPORTION OF WOMEN IN GROUP
Proportion of women in workforce	10.4%	10.7%	10.7%	13.6%	18.1%	18.5%
	(98.4%)	(99.9%)	(100%)	(97.5%)	(99.7%)	(99.9%)
Proportion of women in management	11.0%	11.6%	10.8%	16.8%	20.8%	21.4%
	(98.1%)	(99.9%)	(100%)	(73.9%)	(99.7%)	(99.9%)
BREAKDOWN OF EMPLOYEES BY TYPE OF CONTRACT
Open-ended contract	95.4%	94.8%	93.9%	95.6%	94.8%	94.5%
Other	4.6%	5.2%	6.1%	4.4%	5.2%	5.5%
	(97.3%)	(97.1%)	(99.9%)	(76.1%)	(87.9%)	(99.9%)
AGE DISTRIBUTION (for open-ended contracts)
< 25	6.4%	5.7%	5.2%	5.6%	5.4%	5.0%
25-29	10.3%	10.7%	11.1%	11.9%	10.5%	10.2%
30-34	13.6%	13.0%	12.6%	16.2%	14.6%	14.0%
35-39	16.0%	15.8%	15.4%	17.2%	16.6%	16.4%
40-44	15.0%	15.5%	15.7%	15.6%	16.4%	16.6%
45-49	14.0%	14.3%	14.2%	13.3%	14.1%	14.4%
50-54	13.7%	13.7%	13.4%	11.0%	11.7%	11.9%
55-59	9.4%	9.5%	10.2%	7.3%	8.0%	8.4%
60-64	1.5%	1.9%	1.9%	1.6%	2.3%	2.6%
65 +	0.1%	0.1%	0.1%	0.3%	0.4%	0.5%
	(97.5%)	(99.5%)	(99.9%)	(96.4%)	(97.9%)	(99.9%)

SUEZ 2005 FORM 20-F | 128

Back to contents

	SES						SE
	2003		2004		2005		2003		2004		2005
EMPLOYMENT	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
Turnover*	9.2%	6.0%	4.4%	4.4%	3.6%	5.1%	6.2%	5.3%	3.1%	5.6%	5.0%	5.6%
	(71.9%)	(73.6%)	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(60.5%)	(65.7%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)
Voluntary turnover			2.5%	2.1%	2.2%	2.9%			1.4%	2.5%	2.0%	2.3%
			(58.3%)	(95.9%)	(81.8%)	(99.8%)			(37.5%)	(90.7%)	(96.7%)	(99.9%)
Hiring rate			7.6%	13.1%	6.2%	8.6%			7.7%	7.6%	9.7%	9.1%
			(58.3%)	(95.9%)	(81.8%)	(99.8%)			(37.5%)	(90.7%)	(96.7%)	(99.9%)
Hiring rate with open-ended contracts			61.2%	76.3%	69.2%	60.7%			56.8%	57.2%	65.3%	69.8%
			(58.3%)	(95.9%)	(81.8%)	(99.8%)			(37.5%)	(90.7%)	(96.7%)	(99.9%)
% of disabled persons/average workforce			1.06%	1.09%	1.34%	1.30%			1.09%	2.69%	1.34%	1.42%
WORK CONDITIONS			S1	S2	S1	S2			S1	S2	S1	S2
Absenteeism (days of absence/person)			10.6	15.4	7.1	7			11.0	11.0	8.0	7.3
			(84.0%)	(83.0%)	(97.6%)	(99.1%)			(71.2%)	(90.0%)	(99.6%)	(99.6%)
Overtime			2.6%	3.1%	2.7%	3.2%			4.1%	4.0%	4.9%	4.6%
			(83.1%)	(68.6%)	(99.0%)	(78.8%)			(86.6%)	(71.9%)	(99.6%)	(94.7%)
REMUNERATION
Average gross worker’s salary#/ minimum gross local salary		1.8		1.9		1.9		3.3		2.4		2.3
(Minimal value)		1.0		0.8		0.7		1.0		0.7		0.7
		(75.1%)		(92.2%)		(89%)		(70.4%)		(93.0%)		(91.3%)
Average gross salary/Sector average gross salary
Managers		0.8		0.9		1.0		1.3		1.3		1.3
		(83.6%)		(95.4%)		(85.3%)		(61.2%)		(81.2%)		(98.3%)
Skilled technicians and supervisors		0.8		0.9		1.0		1.7		1.2		1.0
		(85.1%)		(96.0%)		(75.1%)		(62.8%)		(87.0%)		(97.3%)
Workers and technicians		1.0		1.3		1.2		1.8		1.5		1.2
		(73.1%)		(92.4%)		(87.9%)		(70.3%)		(92.7%)		(99.1%)
Average gross worker’s salary/local cost of living		1.8		2		1.7		2.0		2.1		2.1
		(75.1%)		(92.2%)		(90.9%)		(70.4%)		(92.8%)		(99.2%)
OCCUPATIONAL SAFETY
No. of accidental deaths (employees)		3		2		7		7		9		4
Frequency rate		25.58		20.04		18.41		28.45		24.41		21.50
Severity rate		0.78		0.57		0.65		1.04		0.95		0.87
		(79.9%)		(98.3%)		(98.2%)		(79.4%)		(98.2%)		(95.9%)
TRAINING
% of workforce		43.9		48.3		50.8		65.1		59.3		59.8
		(69.1%)		(92.5%)		(77.1%)		(77.8%)		(86.9%)		(95.5%)

Proportional of managers and non-managers trained
Managers		16.3%		14.7%		15.5%		9.6%		8.6%		9.8%
# On this ratio, only the “gross worker’s salary” indicator was reviewed. * Change of calculation method from the first semester 2004. See next paragraph on methodology factors.

SUEZ 2005 FORM 20-F | 129

Back to contents

	SES			SE
	2003	2004	2005	2003	2004	2005
Skilled technicians and supervisors + Workers and technicians	83.7%	85.3%	84.5%	90.4%	91.4%	90.1%
	(72.5%)	(92.5%)	(77.1%)	(69.2%)	(86.9%)	(95.5%)
Training costs per person (€/person)	625.4	715.4	667.2	522.9	502.8	519.8
	(62.9%)	(91.6%)	(76.9%)	(75.4%)	(86.2%)	(95%)
Hours of training per person (hours/person)	24.6	24.3	25.6	22.5	21.7	23.1
	(59.5%)	(89.7%)	(76.9%)	(75.1%)	(86.5%)	(96.3%)
Training costs per hour of training (€/hour)	27.6	29.4	26.1	22.5	23.1	22.5
	(59.0%)	(92.9%)	(76.8%)	(75.1%)	(89.1%)	(95.8%)
Hours of training by subject
Trade technique	54.1%	40.0%	46.0%	28.0%	33.4%	30.0%
Quality, Environment, Safety	24.4%	31.4%	29.3%	34.9%	34.6%	40.7%
Languages	5.3%	3.5%	4.0%	4.7%	4.2%	5.2%
Miscellaneous	16.2%	25.1%	20.7%	32.3%	27.8%	24.1%
	(67.6%)	(94.3%)	(76.9%)	(75.2%)	(91.8%)	(96.2%)

Methodology factors in 2005 corporate reporting

The “User Guide” was drafted in 2004 and 2005 in cooperation with the divisions and the entities, and was distributed to the entities in July 2005. It contains all the definitions and procedures that are common to the entire Group. Its contents were updated in December 2005 with additions and comments from the entities.

The tool for reporting the Group’s corporate data has also improved significantly. Auditing procedures during the synchronization of company information using TOPAZ/CARAT were made more reliable thanks to the new functionalities that HR reporting coordinators had at their disposal. In addition, the definitions of HR indicators were revised to make differences between countries easier to understand. New indicators have also been introduced into the reporting tool on an exploratory basis, and their effective use is scheduled for the coming fiscal years.

The quantitative corporate data in this report comes from the HR phase of TOPAZ, a Group consolidation tool. After collection, it was processed and consolidated according to clearly defined procedures and criteria.

1. TOPAZ/CARAT, a consolidation software package, collects, processes, and reports the data entered by local legal entities that are subsidiaries of SUEZ. Each company, including those in the HR phase, is dealt with according to the following financial consolidation method: full consolidation (FC), proportional consolidation (PC), and equity affiliates (EA). The analyses of the companies in this report deal exclusively with entities in the FC phase, in which SUEZ controls both capital and management. Once a company is included in SUEZ’s financial statements as fully consolidated, its company data are completely integrated, no matter how much capital SUEZ may own in the company.

2. Scope of reporting. A scope of reporting corresponding to the coverage of the indicator as a percentage of the Group workforce (workforce of companies fully consolidated in the SUEZ financial results) is attached to each indicator. Some companies may not have sent their data, or there may be some inconsistencies in the data that was synchronized. This will cause us to exclude the data in question from the scope of reporting.

3. Two methods for the consolidation of indicators are used:

•

clustering for workforce structure and flow data and work training and safety conditions;

•

weighting by personnel level for salaries.

4. External data used for the calculation of salary indicators are provided by UBIFRANCE as part of a country information collection agreement with the network of local economic missions. This data is complemented by statistics from the United Nations (United Nations Population Fund), the World Bank, and the OECD. UBIFRANCE procedures are ISO 9000 certified, and information provided as part of this partnership is available from the SUEZ head office.

SUEZ 2005 FORM 20-F | 130

Back to contents

The following should be noted regarding the data published in this report:

1. The total number of employees in the divisions is 607 persons lower than the total published number of employees. This difference is due primarily to the number of employees at headquarters and to the number of employees in financial sector activities who are not attached to one of the operational branches.

2. A new breakdown of the workforce by personnel category has been decreed. Administrative employees were formerly part of the workers and technicians category, but they are now counted among skilled technicians and supervisors for greater consistency.

3. In accordance with decisions made in 2004, so-called “inactive” employees have been excluded from the scope of reporting. Inactive employees include all persons for whom an operational company has a contractual obligation until the age of retirement, but who no longer perform any service on behalf of the company. For example, employees who have an early retirement plan or who are in receipt of permanent disability benefit will no longer be counted in the total number of employees.

4. The method of calculating turnover has been changed. As of 2004, this method takes only layoffs and resignations into account.

5. The construction of salary indicators integrated the conclusions from the 2004 studies, in particular the choice of sectors of reference, in order to better define the practices in the Group’s sectors of activity in the countries where it has the largest presence. Information on salaries paid in each sector according to country is available from the Group’s Industrial Relations Office at the SUEZ head office. Cost of living is determined by private consumption per person, based on information provided by UBIFRANCE and additional information from the Organization for Economic Co-operation and Development (OECD) and national statistics offices.

6. Because of deadlines, training data is based on projected items. Definitive items are available in the second half of the year only.

7. Differences in scope recorded between indicators in the Training and Salaries categories are due to data processing and consolidation methods.

•

in the case of training, companies that did not give the number of interns are excluded from the scope of reporting for the indicator “number of persons trained,” but not from all training indicators, which creates distinct scopes of coverage;

•

in the case of salaries, information on minimum wages and cost of living are generally known at that date, either directly or by the estimates of the local statistics offices. However, sector salaries in some countries are available only later in the year, which leads to a difference in the scope of reconstruction.

8. Within entities, differences exist between work hours counted by the HR Department and those used by the Health and Safety network in the calculation of the Frequency Rate and the Severity Rate. While these discrepancies may be explained in part by differing definitions, they are nonetheless a subject for further analysis during the next fiscal year.

9. Some values lower than 1.0 were recorded under the indicator “gross worker’s wage/local gross minimum wage.” After verification, there were two possible explanations. In the majority of cases, it was due to Group businesses that are dedicated to vocational insertion or had a high percentage of part-time staff. In the remaining cases, it was due to businesses for which the minimum wage was estimated very conservatively, due to the absence of a single legal rate (Switzerland, Norway).

10. The salaries of some French entities (excluding overseas departments and territories) on the SES branch covered under the collective agreement for the Building and Civil Works industry were reprocessed. The average amount reported was indeed increased by 13.14% to take into account the fact that the industry’s paid vacation funds directly cover paid vacation.

11. Although it is a staple of French business culture, the idea of “cadres” (managers) is still somewhat difficult to understand, especially outside Europe. This fact can lead to a slight underestimation of the number of managers because some entities may take only their own director-level management into account.

12. As for the number of disabled persons, the figures given represent the total number of declared disabled employees in relation to the average monthly and half-yearly number of employees for the Branch concerned. These figures provide real information on the integration of disabled persons in SUEZ companies, but we do not consider it relevant to provide a scope of coverage for this indicator.

SUEZ 2005 FORM 20-F | 131

Back to contents

E. Share Ownership

Stock Subscription Options

The SUEZ annual stock option plan is aimed at closely involving executive and senior management, as well as managers showing high potential, in the future development of the Company, and in creating shareholder value.

The award of stock purchase or subscription options is also a means of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values.

Conditions for the award of options and the list of beneficiaries are set by the Board of Directors in accordance with authorizations granted at Shareholders’ Meetings of Shareholders.

Stock options were awarded in 2005 based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’s policy in this area. The decision taken in 2000 not to apply a discount when determining the option price continued to apply in 2005.

In 2005 the Board of Directors decided to reduce the number of options awarded under the 2005 stock option plan and replace them in part by an award of bonus SUEZ shares (see Section below). Bonus shares will also be awarded to employees not covered by the stock option plan.

Furthermore, the exercise of part of the options will be subject to conditions for the Group’s senior managers (conditional system) and Group Executive Committee members (enhanced conditional system).

Conditional system

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

Enhanced conditional system

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 through December 8, 2009, plus 1% per year. If this condition is not met, then the options are forfeited.

Granting of bonus shares

The 2005 French Finance Act, voted on December 30, 2004, has introduced new provisions, under which French companies are able to grant bonus shares to senior managers and employees of the company and of certain related companies.

In accordance with these provisions, the Combined Ordinary and Extraordinary Shareholders’ Meeting of SUEZ held on May 13, 2005, decided in its sixteenth resolution to authorize the Board of Directors to carry out free grants of shares for a period of 26 months. The amount of bonus shares thus granted is limited to 1% of the share capital (by number of shares). The total number of bonus shares granted will be deducted from the total number of shares which can be subscribed for or purchased under the terms of the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, such shares being limited to 3% of the share capital.

The Board of Directors of SUEZ decided, at its meeting of December 9, 2005, to implement this system, with two main goals:

•

to round out the system applicable to current beneficiaries of the stock option plans, by partly replacing stock options with bonus share awards;

•

to grant bonus shares to a category of employees not covered by stock option plans. This step, intended to be non-recurring, will make it possible to recognize the contributions of other staff members and promote their involvement in the company and SUEZ.

SUEZ 2005 FORM 20-F | 132

Back to contents

Timing and conditions

The timing and conditions set by the Board of Directors are as follows:

•

length of vesting period for bonus SUEZ shares: two years from February 13, 2006;

•

vesting date, subject to compliance with the conditions outlined below: March 15, 2008.

Conditions:

•

presence on company payroll on March 15, 2008, i.e., current employment contract with a Group company at that date, except in cases of retirement, death or disability;

•

performance condition based on the Group’s Return On Capital Employed for fiscal year 2007;

•

length of the mandatory holding period for the shares: two years from the vesting date on March 15, 2008, meaning that disposal will be allowed from March 15, 2010.

Conversion rate for exchanges of stock options with bonus shares

The Board of Directors decided that a conversion rate of one bonus share for five stock options seemed reasonable and acceptable to the beneficiaries.

Target population and number of shares granted

Partial substitution of stock options

All beneficiaries under the 2005 stock options plan will be concerned by this substitution. The substitution rate is differentiated based on beneficiaries’ level of responsibility (translated into numbers of options).

The breakdown is as follows:

•

up to 4,000 stock options

-

40% of stock options will be replaced by bonus shares

•

from 4,001 to 7,000 stock options

-

30% of stock options will be replaced by bonus shares

•

from 7,001 to 19,000 stock options

-

20% of stock options will be replaced by bonus shares

•

beyond 19,000 stock options

-

10% of stock options will be replaced by bonus shares

The Board of Directors also decided to limit to 2,000 bonus shares the maximum grant attributable per person. This restriction applies to all Group employees, including members of the Executive Committee and the Chairman and Chief Executive Officer.

Other beneficiaries

The Board of Directors also decided, at its meeting of December 9, 2005, to grant bonus shares to persons other than recipients of stock options. This grant concerned 1,205 employees.

The number of bonus shares granted per person ranged from 50 to 150.

Overall, the bonus shares distribution policy concerned 3,420 individuals and involved a total number of 660,780 shares. As regards Group senior management (Chairman and Chief Executive Officer, members of the Executive Committee), in accordance with the rule limiting the total number of shares that can be granted per person, the Board of Directors granted 2,000 bonus shares to each of these individuals.

SUEZ 2005 FORM 20-F | 133

Back to contents

Stock subscription options granted by the Group and all Group companies during fiscal year 2005 to corporate officers in office at December 31, 2005.

	Number of options granted	Exercise price	Plan	Expiration date
Gérard Mestrallet	385,000 (1)	€24.20	12/09/2005	12/08/2013
(1) The exercise of these stock options is subject to certain conditions.

Stock options exercised during fiscal year 2005 by corporate officers in office at December 31, 2005

	Number of stock options granted	Subscription price	Date of plan	Expiration date
Gérard Mestrallet	187,850	€16.74	11/17/1997	Plan expired

Stock Options held by members of our Board of Directors as of December 31, 2005

As of December 31, 2005, members of our Board of Directors held the following options in our shares:

Name	Number of Options	Exercise Price	New Number of Options (*)	New Exercise Price (*)	Plan	Expiration Date
Gérard Mestrallet	250,000	€29.82	264,739	€28.16	11/16/1998	11/16/2006
	300,000	€30.22	317,660	€28.54	11/15/1999	11/15/2007
	300,000	€36.41	317,662	€34.39	11/28/2000	11/28/2010
	500,000	€34.51	529,458	€32.59	11/28/2001	11/27/2011
	350,000	€17.67	370,552	€16.69	11/20/2002	11/19/2012
	350,000	€13.93	370,479	€13.16	11/19/2003	11/18/2011
	385,000	€18.14	390,599	€17.88	11/17/2004	11/16/2012
			385,000	€24.20	12/09/2005	12/08/2013

Etienne Davignon	30,000	€ 32.36	31,768	€ 30.56	06/30/1999	06/30/2007
	30,000	€ 30.13	31,762	€ 28.46	01/31/2000	01/31/2008
	30,000	€ 37.84	31,764	€ 35.74	12/21/2000	12/20/2010
Total Amount of Options	2,140,000		3,041,403

(*)

In accordance with Article L.225-181, alinéa 2 of the French Commercial Code, the rights issue of October 12, 2005 gave rise to the adjustment of both the exercise price and number of stock options.

Employee share ownership

SUEZ has a voluntary employee share ownership policy.

As of December 31, 2005, employees held 3.3% of the share capital which they acquired through a corporate savings plan offering standard subscription formulae and leveraged formulae in connection with the Spring 1999, 2000, 2002, 2004 and 2005 programs.

Employees benefited from a 20% discount on the share price.

SUEZ 2005 FORM 20-F | 134

Back to contents

Stock subscription options granted by SUEZ and by all companies included in the option allotment scope during fiscal year 2005, to the 10 employees (not executive officers) of the issuer or those companies holding the greatest number of options

Number of options allocated	Subscription price	Plan	Expiration date
967,000	€24.20	12/09/2005	12/08/2013

Stock options exercised during fiscal year 2005 by the ten Group employees who are not corporate officers and who exercised the largest number of options

Number of options allocated	Subscription price	Plan	Expiration date
432,011*	€16.74	11/17/1997	11/17/2005
91,107**	€16.50	11/17/1997	11/17/2005
* Before adjustment of the October 2005 subscription price. ** After adjustment of the October 2005 subscription price.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below sets forth certain information with respect to shareholders known to us to own a significant percentage of our shares as of March 31, 2006.

Identity of person or group	Amount of shares owned	Percent of share capital (a)	Voting rights(percentage) (b)
Groupe Bruxelles Lambert (GBL)	91,948,750	7.2%	11.5%
Crédit Agricole Group (c)	42,891,698	3.4%	5.5%
Employee shareholders (c)	41,005,482	3.2%	3.5%
CDC Group	45,833,904	2.8%	3.3%
Areva	27,627,000	2.2%	2.0%
CNP Assurances	20,518,347	1.6%	1.5%
Caixa	17,222,223	1.4%	1.2%
Sofina	14,500,000	1.1%	1.0%
Treasury stock	10,550,548	0.8%	−
Management	*	*	*
Public (to the Company’s knowledge, no shareholder in this category holds more than 5% of the share capital)	959,116,785	76.3%	70.5%
Total		100.0%	100.0%

* At March 31, 2006, none of the members of our Executive Committee owned more than one percent of the total outstanding number of our ordinary shares.

(a)

Calculated based on the number of shares outstanding as of 03/31/2006.

(b)

Calculated based on the number of voting rights reported in the 11/23/2005 BALO (French official gazette of legal announcements), i.e. 1,393,250,194.

(c)

See Section on “Exceeding Statutory Threshold Disclosure Requirements” below.

SUEZ 2005 FORM 20-F | 135

Back to contents

Major changes in shareholdings during the last three fiscal years

	12/31/2003		12/31/2004		12/31/2005
	% share capital	% voting rights	% share capital	% voting rights	% share capital	% voting rights
Groupe Bruxelles Lambert (GBL)	7.2	12.5	7.1	12.3	7.3	11.5
Employee shareholdings (a)	3.9	4.5	4.2	5.1	3.3 (a)	3.5
Groupe Crédit Agricole (b)	3.4	5.8	3.4	5.8	3.4	5.5
Groupe CDC	3.2	3.7	3.1	3.7	2.8	3.3
Cogema/Areva	2.3	2.8	2.2	4.0	2.2	2.0
CNP Assurances	1.7	1.5	1.6	1.5	1.6	1.5
Caixa	1.5	1.4	1.5	1.4	1.4	1.2
Sofina	1.2	1.1	1.2	1.0	1.1	1.0

(a)

Based on the 16th resolution adopted by the April 27, 2004 Combined Ordinary and Extraordinary Shareholders’ Meeting of Shareholders and the 15th resolution adopted by the May 13, 2005 Combined Ordinary and Extraordinary Shareholders’ Meeting of Shareholders, SUEZ reserved the capital increase for the Group’s employees (referred to as Operation Spring 2005). This transaction gave rise to the issuance of 12.8 million shares.

(b)

See Section on “Exceeding Statutory Threshold Disclosure Requirements” below.

The difference observed between percentage interests in the share capital and voting rights is due to the following:

•

the Company’s bylaws confer double voting rights on shares held by the same shareholder for over two years in registered form;

•

applicable law cancels voting rights attached to treasury stock held by the Company.

To the Company’s knowledge, there is no shareholders agreement.

Disclosures of shareholdings made since January 1, 2005

On December 29, 2005, Crédit Agricole crossed the legal threshold of 5% and reported that it held 5.06% of SUEZ’s capital and 6.99% of its voting rights.

For technical reasons relating to regulations governing transparency, this disclosure includes the 21.1 million SUEZ shares held to cover the Crédit Agricole Group’s commitments with regard to SUEZ employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares may be exercised in accordance with the rules set by a body comprised (in the same way as the Supervisory Boards of French company mutual funds) of employees and representatives of SUEZ.

In light of these agreements, the 21.1 million shares held as mentioned above are entered in our various tables showing the breakdown of capital under the heading “Employee shareholdings” and not under Crédit Agricole.

Date of Crossing	Upwards/downwards	% held	Reporting Entity
March 24, 2005	Downwards/upwards	1.1%	Société Générale
April 1, 2005	Downwards	0.4%	Société Générale
April 22, 2005	Upwards/downwards	1%	Société Générale
April 29, 2005	Upwards	1.5%	Société Générale
May 13, 2005	Upwards	3.5%	Société Générale
May 29, 2005	Upwards	1.2%	BNP PAM Group
June 14, 2005	Downwards	4.8*%	Crédit Agricole S.A.
June 15, 2005	Upwards	5.2*%	Crédit Agricole S.A.
June 17, 2005	Downwards	4.9*%	Crédit Agricole S.A.
June 17, 2005	Downwards	0.6%	Société Générale
June 20, 2005	Upwards	5.2*%	Crédit Agricole S.A.
July 13, 2005	Upwards	1.0%	Prédica
August 9, 2005	Upwards	2.2%	UBS
August 24, 2005	Upwards	8%	Groupe Bruxelles Lambert
September 30, 2005	Upwards	1.3%	Société Générale
October 21, 2005	Downwards	0.9%	Société Générale
October 27, 2005	Downwards	5.0*%	Crédit Agricole
October 28, 2005	Upwards	5.1*%	Crédit Agricole
November 4, 2005	Upwards	1.5%	Société Générale
November 29, 2005	Downwards	2.8%	Groupe CDC
November 29, 2005	Downwards	4.7%	Société Générale
November 30, 2005	Upwards	2.2%	Areva
December 1, 2005	Downwards	7.4%	Groupe Bruxelles Lambert
December 7, 2005	Downwards	1.1%	UBS London
December 9, 2005	Upwards	2.1%	Société Générale
December 29, 2005	Upwards	5.1*%	Crédit Agricole
January 6, 2006	Downwards	1.9%	Société Générale

SUEZ 2005 FORM 20-F | 136

Back to contents

Date of Crossing	Upwards/downwards	% held	Reporting Entity
January 18, 2006	Downwards	4.6*%	Crédit Agricole
January 27, 2006	Downwards	0.3%	Société Générale
March 29, 2006	Downwards	0.9%	UBS
April 13, 2006	Upwards	1.3%	Société Générale
May 5, 2006	Upwards	2.9%	Société Générale
May 19, 2006	Downwards	1.4%	Société Générale

*

These disclosures include the shares held to cover the Crédit Agricole S.A. Group’s commitments with regard to SUEZ employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares may be exercised in accordance with the rules set by a body comprised (in the same way as the Supervisory Boards of French company mutual funds) of employees and representatives of SUEZ.

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

B. Related Party Transactions

Proportionately Consolidated Entities

Itasa

Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2005, compared to €36.7 million in 2004.

Electroandina

Gasoducto Nor Andino transports gas purchased by Electroandina. In 2005, Gasoducto billed a total of €38.9 million for these services, compared to €40.0 million one year earlier.

Acea-Electrabel group (Italy)

Alp Energie markets electricity sold by Acea-Electrabel group entities.

In 2005, purchases by SUEZ from the Acea-Electrabel group amounted to €162.1 million.

SUEZ 2005 FORM 20-F | 137

Back to contents

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €774.2 million in 2005, compared to the 2004 figure of €25.2 million, and also granted loans to the Acea-Electrabel group totaling €363.7 million in the same year.

Zandvliet Power

Electrabel granted a loan to Zandvliet Power totaling €95.3 million at December 31, 2005, compared to €73.3 million at December 31, 2004.

Affiliates

Elia System Operator (ESO)/Elia

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 to manage the high-voltage electricity transmission network in Belgium. ESO and Elia have been consolidated by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel paid ESO/Elia electricity transmission fees totaling €251.2 million in 2005, compared to €280.4 million in 2004. Amounts owed to ESO/Elia totaled €12.5 million at December 31, 2005, versus €12.8 million at December 31, 2004.

The Group billed services provided to ESO/Elia amounting to €100.0 million in 2005, compared to €110.1 million in 2004.

Lastly, the Group had granted ESO/Elia a loan amounting to €808.4 million at December 31, 2005 (i.e. €354.8 million at maturity in 2009 and €453.6 million at maturity beyond 2010), compared to €1,123.8 million at December 31, 2004. In 2005, loans generated financial revenues of €29.9 million, compared to €33.4 million in 2004.

Intercommunal Companies

The Intercommunal Companies, which were consolidated in accordance with the equity method, distribute the gas and electricity produced by Electrabel and Distrigas to private Belgian customers who are not concerned by deregulation. Electrabel sold €738.6 million of gas and electricity to the Intercommunal Companies in 2005 and €963.9 million in 2004.

Electrabel and Electrabel Customer Solutions paid gas and electricity supply costs to the Intercommunal Companies totaling €1,078.7 million in 2005 and €1,368.2 million in 2004.

The Intercommunal Companies have no staff. In accordance with its bylaws, Electrabel lends its staff to the Intercommunal Companies to provide supply services on a daily basis. Electrabel bills all of its work, supplies and services to the Intercommunal Companies. Amounts invoiced amounted to €1,431.2 million in 2005 and €1,371.9 million in 2004.

Trade receivables relating to services and the supply of gas and electricity amounted to €78.1 million as of December 31, 2005 compared with €243.3 million as of December 31, 2004.

Electrabel’s accounts payable to the Intercommunal Companies amounted to €337.4 million as of December 31, 2005 compared with €344.5 million as of December 31, 2004.

Electrabel granted the Intercommunal Companies cash advances of €398.8 million compared with €536.7 million as of December 31, 2004. The Intercommunal Companies had a receivable from Electrabel amounting to €26.2 million as of December 31, 2005 compared with €81.9 million as of December 31, 2004.

Electrabel has the right to be reimbursed for the amounts set aside with respect to the pension and retirement obligations of its distribution personnel. Such amounts totaled €1,191.4 million in 2005 compared with €1,212 million in 2004.

Compagnie Nationale du Rhône (CNR)

The Group has signed purchase and sales agreements with CNR. In 2005, the Group purchased electricity from CNR for €42.9 million compared with €46.1 million in 2004 and sold €27.5 million of electricity in 2005 compared with €28.8 million in 2004.

SUEZ 2005 FORM 20-F | 138

Back to contents

The Group’s accounts payable to CNR totaled €6.1 million as of December 31, 2005 compared with €10.5 million as of December 31, 2004. The trade receivables owed by CNR totaled €2.9 million as of December 31, 2005 compared with €6.5 million as of December 31, 2004.

Sohar

Services relating to the construction of the Sohar station were billed in the amount of €206.9 million.

Furthermore, the Group granted Sohar on time completion guarantees for a total maximum of €45.4 million.

Contassur

Contassur is a captive insurance company consolidated by the Group using the equity method. Pension funds of certain Group employees have entered into insurance contracts with Contassur.

The insurance policies taken out with Contassur represent “Reimbursement rights” which are recorded as “Other assets” in the balance sheet. These reimbursement rights amounted to €318 million as of December 31, 2005 compared with €325 million as of December 31, 2004.

Loans made by the group

Before the merger of Compagnie de Suez and Lyonnaise des Eaux in 1997, Compagnie de Suez, as a bank holding company, had a long standing policy of granting loans on favorable terms to employees solely for the purpose of acquiring real estate. These mortgage loans were granted irrespective of the position of the employee and approximately 68 loans are still outstanding, of which four are held by members of key management of the group.

The interest rates were as follows, with slight variations over time:

Amount in euro (1)	Interest Rate
from 1 to 70,127:	4%
from 70,128 to 134,155:	from 6.5% to 7%
over 134,155:	from 7.5% to 8.5%
(1) Converted from French francs into euros using the exchange rate as of January 1, 1999 (€1=FF 6.55957).

The following chart indicates real estate loans to executive officers outstanding as of May 31, 2006, the amount of the loans at the time they were granted, the applicable interest rate and the amounts outstanding for the last three fiscal years:

Name	Title	Date of inception	Initial amount in euro(1)	Interest Rates	Amount outstanding in euro as of
					May 31, 2006	31/12/2005	31/12/2004	31/12/2003
					(in euro)
Valérie Bernis	Executive Vice-President in charge of Communications	1996	134,155	70,127 – 4% 64,029 – 6.6%	31,514	33,562	38,340	42,931
Patrick Billioud	Secretary of the Board of Directors	1995	228,673	70,127 – 4% 64,029 – 6.5% 94,518 – 8.5%	28,269	39,502	65,223	89,294
Christophe Cros	Senior Executive Vice-President of SUEZ Environment	1992	128,057	64,029 – 4% 64,029 – 7%	7,366	9,589	32,010	42,483
Jean-Michel Théron	Senior Executive Vice-President of Lyonnaise des Eaux France	1992	121,959	64,029 – 4% 57,931 – 7%	15,357	19,893	30,365	40,280
(1) Converted from French francs into euro using the exchange rate as of January 1, 1999 (€1=FF 6.55957)

SUEZ 2005 FORM 20-F | 139

Back to contents

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Listed in Item 18.

Legal and Arbitration Proceedings

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax agencies of certain countries. Provisions are recorded for these claims and disputes when (i) a legal, contractual, or constructive obligation exists at the balance sheet date to a third party; (ii) it is probable that there will be an outflow of resources embodying economic benefits in order to settle the obligation, with no consideration; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €650 million at December 31, 2005.

In Manila in the Philippines, a debt and capital restructuring agreement for Maynilad was concluded in April 2005 between MWSS (the concession-granting authority), the shareholders, and the lending institutions. The key objectives of this agreement, which came into force in July 2005, and whose implementation is expected to extend over several years, are to restructure the debt, ensure the long-term viability of the company, and reduce SUEZ’s exposure.

On August 16, 2004, Vega Engenharia Ambiental, a subsidiary of SUEZ Environnement, received a notice from the Brazilian Federal Justice Department for an initial payment of BRL 1.5 billion (approximately €540 million), or a guarantee of payment. This notice – which was subsequently reduced by the authorities to BRL 0.3 billion (about €110 million) – came further to the Brazilian tax authorities’ inquiry into the refinancing program set up for the tax liabilities of the Brazilian company Oxfort (which had maintained its operations not acquired by SUEZ in 1997). On September 26, 2005, the Brazilian courts overturned the tax authorities’ decision without judging the merits of the case, thus leading to the termination of the Justice Department’s main proceedings, including the notice. As SUEZ has never held any direct or indirect interest in Oxfort, the Group considers that it is not exposed to any risks in connection with this matter and has not therefore recorded any related provisions.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Several legal disputes are currently in progress against the company, including those relating to the discharge of untreated waste water and the invoicing process. Provisions representing the best estimate of the Group’s risks in relation to this concession have been recorded at December 31, 2005, and a partial impairment loss has been recognized on assets resulting from the expected future valuation of this contract.

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID).

These procedures aim at obtaining indemnities to compensate for the investments made since the start of the concession and the losses incurred since the Argentine peso’s devaluation following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities have been initiated in each case, and those concerning Aguas Cordobesas are at an advanced stage. An agreement amending the original concession contract was thus signed by both parties on December 21, 2005 and was approved by the Provincial Congress on December 28, 2005. This agreement came into force on January 1, 2006, and provides inter alia for a new pricing policy, applicable from the same date. On February 24, 2006, Aguas Cordobesas was notified of the decision to suspend the implementation of the new pricing policy for 90 days while its terms are reviewed by the regulatory authorities.

SUEZ 2005 FORM 20-F | 140

Back to contents

For Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the water concession holders and the concession-granting authorities continued in 2005, but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentinean contracts, which would eliminate uncertainty as to future cash flows and the ability to continue as a going concern. Given this context as well as the resulting decline in the companies’ financial and operational performance, they have been forced to launch termination procedures in respect of their concession contracts.

The liquidation of Aguas Provinciales de Santa Fe was announced at the company’s annual general meeting held on January 13, 2006. On January 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly acknowledging the transfer of the services back to the grantor, with effect from February 8, 2006. On April 20, 2006, Aguas Provinciales de Santa Fe has challenged the validity of this administrative decree.

With respect to Aguas Argentinas, the concession-granting authorities have rejected the termination request. Negotiations with a view to sell European shareholders’ interests in Aguas Argentinas have failed. The Argentinean Government proceeded on March 21, 2006, by decree, with the termination of the concession contract of Aguas Argentinas, citing faults of the concessionaire. The decision of the Argentinean authorities in particular resulted in the suspension of the payments of the company which requested on April 28 to benefit from Concurso Preventivo (comparable with the bankruptcy administrative proceeding in France and which involves the provisional suspension of the proceedings). ICSID arbitration procedures in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing.

The Group’s commitments to lenders (notably IFC, BID, and BEI BNP) and the performance bond issued to the Argentine government totaled approximately US$ 280 million at December 31, 2005. If the negotiations currently underway should fail, these guarantees could be triggered before completion of the arbitration proceedings. In such a case, SUEZ would take all necessary action to safeguard its legitimate interests. However, in view of the provisions and impairment losses recorded to cover this risk since the end of 2001, this outcome would not have a material negative impact on consolidated net income.

In the United Kingdom, several claims have been made against Degrémont Ltd concerning certain completed or in-progress contracts. These disputes include a claim of GBP 107 million against all of the contractors involved in the Liverpool contract. No distinction has been made in this overall claim between the different contracting companies despite the fact that the project involves separate contracts. Degrémont Ltd’s individual contract amounts to GBP 2.6 million and covers the design of part of the water treatment facility and delivery of certain equipment. Provisions recorded at December 31, 2005 reflect the Group’s best estimate at that date of the possible outcome of the proceedings in progress.

On August 8, 2005, Judge Harold Baer of the US District Court for the Southern District of New York issued his Opinion and Order in the matter of SUEZ Energy Marketing North America (SEMNA, formerly TEMI) v. AEP concerning the long-term Power Purchase and Sale Agreement (PPSA) concluded between the parties. SEMNA had claimed damages in excess of US$ 17 million and AEP brought a counterclaim for damages in excess of US$ 643 million. In his Opinion, Judge Baer awarded damages in the amount of US$ 122 million to AEP, to be increased by prejudgment interest. SEMNA filed a motion for reconsideration in relation to the damages awarded to AEP, requesting a reduction and/or elimination of the judgment amounts, while AEP filed a motion requesting total damages of more than US$ 500 million. On January 20, 2006, the court rejected SEMNA’s motion and partially rejected AEP’s motion. In the amendment to the Opinion and Order, SEMNA was ordered to pay an additional US$ 50 million to AEP by virtue of the guarantee provided by SUEZ-Tractebel SA (STSA). Subsequent to the Court’s issuance of its January 20th Order, SEMNA again requested a review of this decision to eliminate the additional US$ 50 million related to the STSA guarantee. On March 23, 2006, the court granted SEMNA’s motion and issued an Amended Order and Judgment that eliminated the additional US$ 50 million portion of the judgment. At the present time, parties are proceeding with their appeals in the Court of Appeals . SEMNA has recorded a provision related to these proceedings, without this entailing any recognition with respect to its accountability for this sum.

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel (formerly Tractebel), concerning investments in Kazakhstan. SUEZ-Tractebel has filed an administrative law appeal against those claims. SUEZ-Tractebel has contested this claim which, based on the advice of legal counsel, it considers unfounded.

On July 16, 2002, Statoil ASA and the consortium consisting of Tractebel Gas Engineering Belgium SA (TGE), Fabricom-GTI SA, and Entrepose Contracting SA concluded a construction (EPC) contract for the installation of a liquefied natural gas storage tank and exportation facility at Hammersfest, Norway. During the construction phase, Statoil called for a number of modifications affecting the design and conditions for the installation of this facility. As Statoil had contested the request submitted by the consortium for the payment of additional costs and for an extension of the completion date, on December 17, 2004, TGE (acting on behalf of the consortium) brought legal action in the court of Stavanger in Norway. Having failed in reaching an out-of-court settlement through a mediation process arranged under the auspices of the court, the parties are preparing the merits of the case ahead of a court hearing scheduled in September 2006.

SUEZ 2005 FORM 20-F | 141

Back to contents

Operations in the Netherlands are primarily financed by loans granted by the Group’s coordination center, Cosutrel. The Dutch tax authorities are currently reviewing whether the interest paid to Costurel, totaling €210 million at December 31, 2005, is deductible for tax purposes. In view of existing tax losses, a tax expense would arise for Electrabel if the authorities decide the interest is not deductible. However, Electrabel considers this scenario to be unlikely, and maintains that the position adopted by the Dutch tax authorities is unfounded.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

Competition and industry concentration

Energy

A sector inquiry was launched into the gas and electricity markets during the summer of 2005. These inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets. Although the findings of the inquiry have yet to be published, it appears likely that at the outcome of the procedure, the European Commission will recommend either individual or structural measures (such as proposing a third liberalization directive). Since the Group is a major player in this sector, such measures would certainly impact its activities. However, it is impossible to assess such impact at the present time. On May 16 and 17, 2006, the European Commission (EC) raided several gas companies across Europe, amongst which Suez-Tractebel, Fluxys and Distrigas, in search for evidence of anti-competitive behavior. All Suez companies have fully cooperated with the EC inspectors.

In addition to the sector inquiry, the Commission has also initiated procedures in respect of Hungary and Poland. The Commission is currently reviewing certain long-term agreements, signed during the privatization of electricity-producing companies, in light of regulations governing state aid. The Group is indirectly involved in the procedures as a contracting party in Hungary (Dunamenti) and Poland (Polaniec).

The Commission is also reviewing gas supply contracts for industrial clients in Belgium with a view to determining whether the terms of the contracts agreed with Distrigas are of a market restrictive type in Belgium. Distrigas is cooperating fully with the relevant authorities on this issue. On May 11, 2006, a “statement of objections” was notified to Distrigas; this opens the formal stage of an infringement procedure.

Environment

In France, the Anti-Trust Council (Conseil de la Concurrence) ruled that the subsidiaries of Compagnie Générale des Eaux (CGE) and Lyonnaise des Eaux France, with equal stakes in water distribution, created a collective dominant position between the two groups. Although the Council did not impose sanctions, it requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by CGE, France’s highest court, the Court of Cassation (Cour de Cassation) recently overturned a ruling made by the Paris Court of Appeal that upheld the decision of the Anti-Trust Council. The Court of Cassation’s judgment was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this judgment did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order requiring that the two groups unwind their cross-shareholdings in their joint subsidiaries (Société des Eaux de Marseille, Société des Eaux du Nord, SEVESC, Stéphanoise des Eaux, Martiniquaise et Guyanaise des Eaux).

SUEZ 2005 FORM 20-F | 142

Back to contents

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

Year (1)	Dividend per share excluding tax credit (2)		Dividend per share including tax credit		Total dividend paid
	€	$	€	$	(in € millions)
2003	0.71	0.85	1.065	1.27	715
2004	0.80	1.01	0.80	1.01	807
2005	1.00	1.27	1.00	1.27	1,271.1

(1)

According to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate. The dividends relating to 2005 were paid on May 8, 2006.

(2)

US dollar amounts are translated at the noon buying rate on the date the dividend was paid: for 2003, €1 = $1.1937; for 2004, €1 = $1.2616; and for 2005, €1 = $1.2720.

As we will make any dividend payments in euro, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs upon conversion into US dollars by the Depositary of such cash dividends. See “Item 3. Key Information – Exchange Rates”.

B. Significant Changes

Main developments for the year 2006 are presented below:

Merger with Gaz de France

On February 28, 2006, SUEZ and Gaz de France announced their intention to merge and submit the planned merger to their respective year-end extraordinary shareholders’ meetings for approval, following the various statutory and regulatory processes, including:

•

legislative changes, notably those allowing the French State to reduce its interest in Gaz de France to below the current ceiling of 70%;

•

notification of the operation to the European Commission and other competent authorities;

•

submission of the merger documents to the market authorities.

The merger of SUEZ into Gaz de France will be carried out following payment by SUEZ to its shareholders of: (i) an ordinary dividend of €1 per share (up 25%) at the Ordinary General Meeting of May 2006, and (ii) an extraordinary dividend of €1 per share at the Extraordinary General Meeting which will decide the merger. The exchange ratio in respect of the merger is one Gaz de France share per SUEZ share.

Bons de Souscription d’Actions

At our Annual General Meeting of Shareholders held May 5, 2006, all sixteen proposed shareholder resolutions were passed, including an authorization for us to issue special warrants called bons de souscription d’actions, or BSAs to our shareholders. Our Board of Directors was given the authority, without further shareholder action under certain circumstances, to issue these BSAs without consideration to all of our shareholders, in the case of a public offer by a third party for our share capital. The Board of Directors was delegated the sole authority to fix the number, exercise price and conditions and other terms of the BSAs.

SUEZ 2005 FORM 20-F | 143

Back to contents

The ability for a French corporation to issue warrants or other rights which may be triggered by a tender offer is due to a new provision of French law which came into effect in 2006. There are no examples of French companies who have actually issued such rights to their shareholders.

ITEM 9. LISTING

A. Listing Details

The principal trading market for our ordinary shares is the Eurolist of Euronext Paris. Our shares are also listed on other stock exchanges in Brussels, Zurich and Luxembourg, and are also traded as options on the MONEP, the Paris options market. Our shares are included in the major European indexes, including the CAC 40, an index of the largest French companies in which our weighting was 4.51% on June 23, 2006, the Dow Jones Euro Stoxx 50, the FTSE Euro Top 100, and the MSCI Euro Index.

In addition, our ADSs have been listed on the New York Stock Exchange since September 18, 2001 under the symbol “SZE”.

The tables below set forth, for the periods indicated, the reported high and low prices for our outstanding shares on Euronext Paris. In accordance with the relevant European Union regulations, since January 1, 1999, all shares listed on Euronext Paris have traded in euro.

(in €)	Ordinary Shares
	High	Low
Annually
2001	39.28	29.46
2002	34.90	13.18
2003	19.80	8.76
2004	19.63	15.13
2005	27.05	18.77
Quarterly
2003
First Quarter	19.80	8.76
Second Quarter	16.16	10.50
Third Quarter	15.78	13.17
Fourth Quarter	16.00	13.34
2004
First Quarter	18.57	15.35
Second Quarter	17.67	15.23
Third Quarter	17.87	15.13
Fourth Quarter	19.63	17.33
2005
First Quarter	21.90	18.77
Second Quarter	22.95	20.35
Third Quarter	24.74	21.17
Fourth Quarter	27.05	21.62
2006
First Quarter	36.15	26.34
Monthly
2006
January	30.51	26.34
February	34.10	29.47
March	36.15	30.90
April	33.16	30.59
May	33.03	28.50
June (through June 23)	31.75	28.81
Source: Fininfo S.A.

SUEZ 2005 FORM 20-F | 144

Back to contents

Trading in the United States

Citibank serves as the Depositary with respect to our ADSs traded on The New York Stock Exchange. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for our ADSs.

	American Depositary Share Price US dollars
	High	Low
Annually
2001 (from September 18)	35.30	31.00
2002	30.85	13.18
2003	20.85	9.49
2004	26.84	18.15
2005	32.05	24.70
Quarterly
2004
First Quarter	23.21	19.13
Second Quarter	21.22	18.15
Third Quarter	21.77	18.81
Fourth Quarter	26.84	21.64
2005
First Quarter	28.43	24.70
Second Quarte	28.25	26.37
Third Quarter	30.87	26.39
Fourth Quarter	32.05	26.25
2006
First Quarter	43.20	32.45
Monthly
2006
January	37.38	32.45
February	40.40	35.06
March	43.20	37.35
April	40.53	36.81
May	41.08	36.62
June (through June 23)	39.62	36.45
Source: Fininfo S.A.

SUEZ 2005 FORM 20-F | 145

Back to contents

B. Plan of Distribution

Not applicable.

C. Markets

Euronext Paris

On September 22, 2000, upon successful completion of an exchange offer, the ParisBourse SBF S.A. or the “SBF,” the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets.

On February 18, 2005, the Premier, Second and Nouveau Marchés of Euronext Paris merged to create one market, Eurolist by Euronext. Prior to this change, our ordinary shares were traded on the Premier Marché. All shares and bonds are now traded on the same market and listed alphabetically.

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

SUEZ 2005 FORM 20-F | 146

Back to contents

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

SUEZ 2005 FORM 20-F | 147

Back to contents

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

SUEZ 2005 FORM 20-F | 148

Back to contents

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

SUEZ 2005 FORM 20-F | 149

Back to contents

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

Under French law, the presence in person or by proxy of shareholders holding an aggregate of not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves) or 331/3% (in the case of any other extraordinary general meeting) of the voting shares is necessary for a quorum. If a quorum is not reached at any meeting, that meeting is adjourned. There is no quorum requirement upon recommencement of an adjourned ordinary general meeting. Upon recommencement of an extraordinary general meeting, the presence in person or by proxy of shareholders having not less than 25% of the eligible voting rights is necessary for a quorum, except when an increase in our share capital is proposed through the incorporation of reserves, profits or a share premium, in which case the quorum requirements are those applicable to ordinary general meetings.

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

The Company maintains an account with Euroclear France S.A., the French clearing house system, with respect to each class of equity securities in registered form (the “Company Account”), which is administered by Crédit Agricole Caisse d’Epargne Investor Service Corporate Trust (CCACEIS) acting on our behalf as our agent. Equity securities held in registered form are registered in a separate account for each holder (the “Holder Account”), either directly, or, at the holder’s request, through such holder’s accredited intermediary. Each Holder Account shows the name of the holder and its holdings and, in the case of equity securities registered through an accredited intermediary, shows that they are so held. We issue confirmations as to holdings of equity securities registered in the Holder Account to the persons in whose names the holdings are registered, but these confirmations do not constitute documents of title.

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

SUEZ 2005 FORM 20-F | 150

Back to contents

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

In addition, if the accredited intermediary knowingly fails to comply with the obligation to disclose the identity of the relevant security holder, a court may, at our request or one or several shareholders representing at least 1% of our share capital, deprive the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

Change in Control

There are no provisions in the statuts that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us, or any of our subsidiaries.

Disclosure of Share Holdings

French law provides that if any individual or entity, acting alone or in concert with others, acquires, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 331/3%, 50%, 662/3%, 90% or 95% of our outstanding share capital (including ADSs, or of the voting rights attached thereto (unless such individual or entity holds the total number of voting rights in the Company)), or if an individual or entity’s holdings fall below any such level, then the individual or entity must notify us within 5 calendar days of the date such threshold has been crossed, of the number of Shares (and the voting rights attached thereto) and the number of ADSs which it holds, individually or in concert with others. Such individual or entity must also notify the Autorité des Marchés Financiers (“AMF”) within five Euronext Paris trading days of the date such threshold has been crossed. Those requirements also apply to registered intermediaries which hold Shares on behalf of Shareholders who are not French residents.

Additional reporting requirements are imposed on acquirors of more than 10% or 20% of the share capital of the Company, or of our voting rights at the Shareholders’ Meetings, under French law and COB Regulation n°88-02. An acquiror must file a report (déclaration) within 5 days of the date it crosses the threshold with the Company, the AMF (which will publish the report) specifying its intentions for the 12-month period following acquisition of its stake, including whether or not it intends (i) to continue its purchases, (ii) to acquire control of the company in question or (iii) to seek nomination to the Board of Directors. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention, it must file a new report.

These requirements also apply to registered intermediaries which hold Shares on behalf of Shareholders who are not French residents. Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert owning in excess of 331/3% of the share capital or voting rights of a French company listed on the Premier Marché must immediately inform the AMF and initiate a public tender offer for the balance of the Shares and other securities giving access to the share capital or to voting rights of such company which conforms with the requirements of the AMF.

In addition, our by-laws provide that any person acting alone or in concert with others who becomes the owner of at least 1%, or any multiple thereof up to 34%, of our outstanding share capital or voting rights (including ADSs) must notify us by registered mail, return receipt requested, within 5 calendar days of the date such threshold has been crossed of the number of Shares and ADSs or voting rights it holds. The same notification requirement applies if any person acting alone or in concert with others falls below such 1% threshold, or passes or falls below any multiple thereof from 34%. Those requirements also apply to registered intermediaries which hold shares on behalf of shareholders who are not French residents.

SUEZ 2005 FORM 20-F | 151

Back to contents

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

In the event of failure to comply with the notification requirements provided by our by-laws, one or more shareholders holding 1% or more of our share capital or voting rights may require a meeting of the shareholders to deprive the shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner complies with such notification requirements.

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

In addition, if the accredited intermediary knowingly fails to comply with such notification requirement, a court located in the jurisdiction of our headquarters may, at our request or one or several shareholders representing at least 1% of our share capital, deprive the shares in excess of the relevant threshold of voting rights, and possibly dividends, for a period not to exceed 5 years.

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

SUEZ 2005 FORM 20-F | 152

Back to contents

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

None.

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

Since January 1, 2006 if a share transfer is evidenced by a written agreement, such share transfer or ADS transfer agreement is, in principle, subject to registration formalities and therefore to a 1.1% registration duty assessed on the higher of the purchase price and the market value of the shares or ADSs, as the case may be, (subject to a maximum assessment of €4,000 per transfer) provided that no duty is due if such written share transfer or ADS transfer agreement is executed outside France.

Taxation of Dividends

In France, dividends are paid out of after-tax income.

SUEZ 2005 FORM 20-F | 153

Back to contents

French resident individual shareholders are subject to taxation on only 60 percent of the dividends received by them after January 1, 2006. In addition, they are entitled to a tax credit equal to 50 percent of the dividends (the “Tax Credit”), capped at €115 for single individuals or married persons subject to separate taxation and €230 for married couples and members of a union agreement subject to joint taxation.

French corporate shareholders are fully taxable on the dividends received (unless if they meet the criteria of the participation-exemption regime) and are not entitled to the newly implemented Tax Credit.

Under French domestic law, dividends paid to non-residents are normally subject to a 25% withholding tax and non-residents are generally not eligible for the benefit of French tax credits. However, the following countries and territories (including Overseas Territories) have entered into income tax treaties with France whereby tax residents of such countries and territories may, as provided in the relevant treaty, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and the benefit of the avoir fiscal (net of applicable withholding tax), to the extent that the avoir fiscal is available:

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
Saint‑Pierre et Miquelon
Mayotte

Non-resident individual shareholders are no longer entitled to the avoir fiscal for dividends received after December 31, 2004.

Resident shareholders in one of the above-mentioned countries remain entitled to a refund in respect of the avoir fiscal in respect to dividends paid to them in 2004. If the applicable procedures have not been followed prior to the 2004 dividend payment date, the non-resident shareholders will be entitled to claim a refund of any withholding tax in excess of the 15% rate and, for shareholders who are individuals, the payment of the avoir fiscal, by filing the appropriate form with the depositary or the French paying agent before December 31, 2006, unless provided otherwise in the relevant tax treaty.

The administrative guidelines issued on August 11, 2005 (5 I-2-05), indicates that resident shareholders in one of the above-mentioned country are eligible to benefit from the new Tax Credit in respect to the dividends to be paid to them as from 2005. Administrative guidelines are expected to be issued to set forth the procedure.

In respect of dividend distributions , the administrative guidelines issued on February 25, 2005 (4 J-1-05) (the “February 25, 2005 Administrative Guidelines”) set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate is available to those shareholders that establish their entitlement to such reduced rate before the date of payment by providing, on a yearly basis, a certificate of residence (the “Simplified Certificate”) based on the model provided by the French Tax Authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.

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

SUEZ 2005 FORM 20-F | 154

Back to contents

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

Wealth Tax

In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to non‑French resident individual investors owning directly or indirectly less than 10% of our capital stock.

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

This discussion assumes that we were not a passive foreign investment company for 2004, as described below. This discussion is not a complete analysis or description of all potential tax consequences to a U.S. Holder of owning ADSs or shares. It deals only with ADSs or shares held as capital assets by persons who own less than 10% of our capital and does not discuss the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as: certain financial institutions; insurance companies; persons holding shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; persons liable for the alternative minimum tax; certain dealers in securities or foreign currencies: U.S. Holders (as defined below) whose functional currency is not the U.S. dollar: and persons who acquire our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation. This discussion does not address U.S. federal income tax consequences to U.S. Holders that are exempt from U.S. federal income taxation. In addition, if a partnership holds ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ADSs or shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares.

Prospective investors are advised to consult their tax advisers concerning the application of the federal income tax laws, French tax laws and the Treaty, as defined below, to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion of United States and French tax laws set forth herein is based on the laws in force as of the date hereof, including the U.S. Internal Revenue Code of 1986, as amended, the French Code Général des Impôts and the regulations enacted thereunder, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, referred to as the Treaty, and an Instruction dated May 13, 1994, and released on June  7, 1994, by the French tax authorities relating to the withholding tax on dividends in favor of non‑residents entitled to the avoir fiscal pursuant to a tax treaty, referred to as the “June  1994 Regulations.” The June  1994 Regulations change the French withholding tax rules applicable to dividends to which an avoir fiscal is associated and may affect the timing of payments to non-residents of France that are entitled to treaty benefits. Changes to applicable laws may affect the tax consequences described herein, possibly with retroactive effect.

SUEZ 2005 FORM 20-F | 155

Back to contents

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

 Dividends to be paid as from 2005. Dividends paid beginning in 2005 to U.S. Holders benefiting from the reduced rate of withholding tax under the Treaty may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the U.S. Holder provides, before the dividend payment date, a simplified certificate (the “Simplified Certificate”) based on the model provided by the French tax authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005. Additionally, a U.S. Holder may be eligible to a payment in respect of the new Tax Credit (net of withholding taxes) discussed above under French Taxation of Non-U.S. Holders: Taxation of Dividends.

If a U.S. Holder entitled to a reduced withholding tax rate does not file a completed Simplified Certificate before the dividend payment date, the French paying agent will withhold tax at the rate of 25%. Such U.S. Holder (or, on his behalf, the paying agent) may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Treasury Form RF1 B EU-No.5053 (or any other form that may replace such Treasury Form) and a Residence Certificate No.6166 before December 31 of the second year following the year during which the dividend is paid.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.

SUEZ 2005 FORM 20-F | 156

Back to contents

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

Passive Foreign Investment Company Considerations

Based upon the nature of the business activities of our corporate group, we do not believe we were a “passive foreign investment company” or “PFIC” for our 2005 taxable year. However, because the determination of whether or not we are a PFIC is based upon the composition of our corporate group’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time and because of uncertainties in the application of U.S. federal income tax rules to certain businesses conducted by our corporate group (which may be viewed as commodities businesses for purposes of such tax rules), there can be no assurance that we will not be considered a PFIC for any taxable year.

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

SUEZ 2005 FORM 20-F | 157

Back to contents

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

U.S. Information Reporting and Backup Withholding

Dividends paid on ADSs or shares to a U.S. Holder, or proceeds from a U.S. Holder’s sale, exchange or other disposition of ADSs or shares, may be subject to U.S. information reporting requirements and backup withholding unless the U.S. Holder:

•

is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact, or

•

in the case of backup withholding, provides a correct taxpayer identification number on a properly completed U.S. Internal Revenue Service Form W‑9 or substitute form, certifies that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

SUEZ 2005 FORM 20-F | 158

Back to contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion includes forward-looking statements that involve risks and undertakings. Our actual results could differ materially from those projected.

We use derivative instruments mainly to manage our exposure to changes in interest rates, foreign exchange rates, commodity prices and the price of certain listed equities. With the exception of specific commodity trading contracts, these instruments are used in economic hedging relationships, even though they may not qualify as hedges of liabilities or cash flows for accounting purposes.

Cash Management

Our ability to meet our financial commitments is the responsibility of our Finance Division. Liquidity is based on the maintenance of cash on hand and confirmed credit facilities. We diversify our sources of permanent capital by issuing bonds publicly or privately, as part of our Euro Medium Term Note program, and by the issuance of commercial paper in France and Belgium (“billets de trésorerie”) and the United States.

In order to optimize our cash management, we have created dedicated finance vehicles which centralize surplus cash from subsidiaries and invest it with our borrowing entities. These vehicles are managed in Paris, Brussels and Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance Treasury & Management, etc.) for European countries, and in Houston, Texas, (SUEZ Finance LP) for North America. These vehicles centralize almost all of the surplus cash of controlled companies.

Our cash surpluses are almost entirely denominated in euro and do not therefore generate a foreign exchange risk. They are invested in short-term instruments to ensure maximum liquidity at a minimum risk.

Debt Management

We aim to maintain a well balanced maturity profile and to diversify our sources of debt in terms of markets (such as bank debt, bonds and commercial paper), maturities and counterparties. Of our borrowings and long-term debt as of December 31, 2005, €8,792.3 million had a maturity of under one year, €9,772.4 million had a maturity between one and five years and €6,499.1 million had a maturity greater than five years.

Depending on their nature, our financing arrangements are made and/or guaranteed by SUEZ, the GIE SUEZ Alliance, SUEZ Finance S.A., SUEZ Finance LP, or directly by the subsidiaries.

Financing is generally denominated in the same currency as the cash flows generated by the assets financed, and primarily the euro, U.S. dollar and pound sterling.

We also have available confirmed credit facilities appropriate to our size and our debt maturity schedule.

As of December 31, 2005, we maintained a portfolio of confirmed, undrawn credit lines and treasury note back-up lines amounting to €7,145.0 million. These credit lines amounted to €6,104.4 million as of December 31, 2004.

In 2005, SUEZ took advantage of improvements in market conditions to renegotiate our confirmed lines of credit for a total amount of €6.5 billion.

This renegotiation allowed us to improve the financial conditions (commitment fees and margins in case of utilization) and extend the maturity of the credit facilities.

The outstanding issuance of short term notes (billets de trésorerie and commercial paper) rose to €2,520.8 million as of December 31, 2005. These programs are used on a temporary or structural basis to finance our short-term needs because of their attractive cost and liquidity. All of the outstanding amounts represented by short term notes are backed by confirmed bank credit facilities so that we would be able to continue to finance ourselves in the event that access to the commercial paper market were to dry up.

Non-recourse or limited recourse financing for members of the Group is also used as part of the financing for projects for which we wish to share the specific risks with providers of funds. These financings related to Energy and Environment projects totalled €2.5 billion at the end of the year.

SUEZ 2005 FORM 20-F | 159

Back to contents

On-balance sheet information for long-term debt arrangements and investments in marketable securities for the years ended December 31, 2005 and 2004 are as follows:

On Balance-Sheet Financial Instruments(in € millions, except percentages)	Average Debt Rate	Maturities of notional contract values as of December 31, 2005						Total	Fair Value
		2006	2007	2008	2009	2010	>5 years
Assets
Equity Securities	–	2,671.5	–	–	–	–	–	2,671.5	2,671.5
Marketable Securities	–	3,423.8	107.1	116.0	41.2	58.3	19.3	3,765.7	3,765.7
Liabilities
Borrowings and long-term debt	4.4%	8,792.3	2,434.4	917.1	4,034.3	2,386.6	6,499.1	25,063.8	25,576.2

On Balance-Sheet Financial Instruments(in € millions, except percentages)	Average Debt Rate	Maturities of notional contract values as of December 31, 2004						Total	Fair Value
		2005	2006	2007	2008	2009	>5 years
Assets
Equity Securities	–	1,654.7	–	–	–	–	–	1,654.7	2,182.2
Marketable Securities	–	1,952.2	1,267.9	35.8	42.2	33.5	16.6	3,348.2	3,348.2
Liabilities
Borrowings and long-term debt	4.3%	4,554.0	2,391.1	2,282.0	782.3	3,592.0	6,717.7	20,319.1	21,191.0

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

Counterparty risk - Treasury instruments

Cash surpluses are invested and financial instruments negotiated with leading international banks. We deal with a diverse range of counterparties who are selected based on our knowledge of them and their credit rating.

The counterparty risk is, if appropriate, limited by obtaining letters of credit, guarantees, collateral and netting agreements.

Currency Risk

Because of the geographic diversification of our activities, we are exposed to exchange rate risks, i.e. our balance sheet and income statement are sensitive to variations in exchange rates when the statements of our foreign subsidiaries outside the euro zone are consolidated. Most of these risks are generated by our equity investments in the United States, Brazil, Chile and Thailand.

For investments in currencies not included in the euro zone, the hedging policy involves creating liabilities in the same currency as the cash flows of the assets.

Among the hedging instruments used, foreign currency debt is the most widely-used hedge, but we also use exchange rate derivative products which allow the synthetic creation of foreign currency debt: cross currency swaps, exchange rate swaps, and exchange rate options.

SUEZ 2005 FORM 20-F | 160

Back to contents

However, this policy is not feasible if the hedging cost (basically the interest rate of the foreign currency concerned) is too high. This is the case in Brazil, where, because of an excessively large interest rate differential and also because of an indexation mechanism for local revenues, we opted for “catastrophic hedges,” i.e. insurance against a major currency devaluation to mitigate the risk of an abrupt temporary decline in the currency value.

Interest Rate Risk

To optimize borrowing costs and/or reduce our exposure to interest rate risk, we use hedging instruments (interest rate swaps, FRAs, caps, floors, etc.) that modify the fixed/floating rate structure of our debt.

At December 31, 2005, approximately 65% of our gross debt was at floating rates and 35% at fixed rates, after taking into account the impact of financial instruments. As substantially all cash surpluses are invested short-term, 64% of net debt at December 31, 2005 was at fixed rate, which means that we are relatively insensitive to changes in interest rates in the short term.

Notional amounts and market values

The table below shows the market value of financial instruments at December 31, 2005 and the notional amounts analyzed by maturity.

Notional amounts correspond to the nominal value of derivative instruments, which generally reflects the face value of the hedged underlying assets, liabilities, future cash flows or firm commitments hedged.

Notional amounts in foreign currencies are converted into euros at the year-end exchange rate.

Market value corresponds to the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The market value of currency and interest rate instruments is measured by discounting future cash flow differentials or on the basis of prices quoted by external financial institutions. As a result, these estimates do not necessarily accurately reflect the amounts that will be paid or received if the positions are unwound on the market. The use of different market assumptions or different valuation methods could have a material impact on the estimated amounts of market values.

SUEZ 2005 FORM 20-F | 161

Back to contents

As of December 31, 2005, financial instruments held as hedges of interest rate and currency risks break down as follows:

(in € millions)	Average rate	Notional contract amounts by maturity December 31, 2005					Market value
		2006	2007	2008	2009	2010	> 5 years	Total
Interest rate swaps - fixed-rate borrower		244.2	784.2	467.7	362.4	749.5	765.5	3,373.5	(74.3)
	€6.9%	104.8	340.2	183.7	103.8	471.5	376.6	1,580.7	(53.5)
	£5.6%	1.3	1.4	21.9	1.6	147.6	21.0	194.8	(10.0)
US$	4.6%	78.2	432.7	227.0	245.3	104.9	367.8	1,456.1	(4.4)
Other currencies	6.1%	59.8	9.9	35.0	11.7	25.5	-	141.9	(6.4)
Interest rate swaps - fixed-rate lender		1,226.0	483.0	82.0	2,389.9	1,350.0	1,350.0	6,880.8	309.5
	€4.4%	1,226.0	483.0	82.0	2,339.0	1,350.0	1,350.0	6,829.9	309.1
US$	4.3%	-	-	-	50.9	-	-	50.9	0.3
Interest rate swaps -floating/floating		-	141.7	-	339.1	-	-	480.8	(0.3)
		€-	141.7	-	-	-	-	141.7	0.6
US$			-	-	339.1	-	-	339.1	(0.9)
Forward Rate Agreements – buyer		119.0	-	-	-	-	-	119.0	(0.6)
	€4.9%	119.0	-	-	-	-	-	119.0	(0.6)
Forward Rate Agreements – buyer		0.4	-	-	-	-	-	0.4	0.5
	€2.1%	0.2	-	-	-	-	-	0.2	0.2
US$	1.2%	0.3	-	-	-	-	-	0.3	0.3
Caps – buyer		59.4	116.2	693.8	346.9	606.2	1,207.7	3,030.2	35.2
	€4.6%	53.9	106.8	688.7	2.4	600.0	750.0	2,201.7	21.4
US$	4.6%	4.9	3.9	5.2	344.5	6.2	457.7	822.4	13.8
Other currencies	10.5%	0.6	5.6	-	-	-	-	6.1	-
Caps – seller		39.7	-	-	-	-	-	39.7	0.2
	€6.1%	39.7	-	-	-	-	-	39.7	0.2
Floors – buyer		75.0	25.0	35.0	-	-	-	135.0	0.2
	€2.7%	75.0	25.0	35.0	-	-	-	135.0	0.2
Tunnels - cap buyer/floor seller (int. rate)		-	-	-	-	67.8	450.9	518.7	22.8
	€1.5%-4.72%	-	-	-	-	-	400.0	400.0	20.8
US$	2.64%-4.99%	-	-	-	-	67.8	50.9	118.7	2.0
Tunnels - cap seller/floor buyer (int. rate)		3.7	4.2	4.8	5.5	-	-	18.2	(0.1)
	€2.9%-3.86%	3.7	4.2	4.8	5.5	-	-	18.2	(0.1)
Cross-currency swaps (int. payments) – borrower		163.7	195.7	135.7	654.6	307.0	182.4	1,639.1	169.0
US$		45.3	101.3	68.1	642.0	161.1	110.1	1,127.8	182.4
		£-	-	-	-	145.9	-	145.9	0.6
Other currencies		118.4	94.4	67.6	12.7	-	72.3	365.4	(14.0)
Cross-currency swaps (int. payments) – lender		178.6	12.2	30.5	59.3	210.5	108.4	599.5	(14.9)

SUEZ 2005 FORM 20-F | 162

Back to contents

(in € millions)	Average rate	Notional contract amounts by maturity December 31, 2005					Market value
		2006	2007	2008	2009	2010	> 5 years	Total
		€13.8	-	-	-	100.0	50.0	163.8	23.5
US$		39.5	-	-	59.3	93.2	-	192.1	(28.3)
		£8.2	-	-	-	-	-	8.2	(4.3)
Other currencies		117.1	12.2	30.5	-	17.2	58.4	235.4	(5.7)
Forex swaps – borrower		2,308.8	-	38.8	-	-	-	2,347.6	(25.5)
		£349.9	-	38.8	-	-	-	388.7	(0.5)
US$		1,797.6	-	-	-	-	-	1,797.6	(25.8)
Other currencies		161.3	-	-	-	-	-	161.3	0.8
Forex swaps – lender		603.9	-	-	-	-	-	603.9	7.8
US$		595.3	-	-	-	-	-	595.3	7.7
Other currencies		8.6	-	-	-	-	-	8.6	0.1
Forward contracts – buyer		655.8	199.8	63.5	1.7	-	1.1	921.9	1.2
		€319.2	-	-	-	-	-	319.2	(6.8)
		£53.8	37.0	3.1	-	-	-	93.8	1.7
US$		259.3	157.4	59.8	1.7	-	1.1	479.4	6.7
Other currencies		23.6	5.4	0.6	-	-	-	29.6	(0.4)
Forward contracts – seller		452.0	86.6	10.2	6.1	6.1	58.0	619.0	14.0
		€8.6	6.1	6.1	6.1	6.1	58.0	91.0	18.9
		£214.2	54.1	3.6	-	-	-	271.9	(0.9)
US$		123.7	24.9	-	-	-	-	148.6	(2.8)
Other currencies		105.4	1.5	0.5	-	-	-	107.5	(1.2)
Currency options - purchased calls		18.6	-	-	-	-	-	18.6	0.5
		£5.9	-	-	-	-	-	5.9	0.1
US$		12.7	-	-	-	-	-	12.7	0.5
Currency options - written calls		33.9	-	-	-	-	-	33.9	(1.0)
US$		33.9	-	-	-	-	-	33.9	(1.0)
Currency options - purchased puts		25.4	-	-	-	-	-	25.4	0.4
US$		25.4	-	-	-	-	-	25.4	0.4
Tunnels - purchased call/written put (currency)		2.3	8.5	0.6	-	-	-	11.4	0.1
US$		2.3	8.5	0.6	-	-	-	11.4	0.1
Tunnels - written call/purchased put (currency)		2.3	8.5	0.6	-	-	-	11.4	-
US$		2.3	8.5	0.6	-	-	-	11.4	-
Total		6,212.5	2,065.8	1,563.2	4,165.5	3,297.1	4,124.0	21,428.1	444.6

SUEZ 2005 FORM 20-F | 163

Back to contents

As of December 31, 2004, financial instruments held as hedges of interest rate and currency risks break down as follows:

(in € millions)	Average rate	Notional contract amounts by maturity December 31, 2004					Market value
		2005	2006	2007	2008	2009	> 5 years	Total
Interest rate swaps – fixed rate borrower		1,316.1	175.0	725.2	430.3	265.2	746.7	3,658.5	(78.1)
	€5.0%	611.6	68.6	311.5	177.6	92.9	340.5	1,602.7	(19.7)
	£6.0%	171.4	1.3	1.4	21.3	1.5	163.9	360.8	(9.4)
US$	4.6%	417.1	90.2	400.9	219.4	157.6	201.9	1,487.1	(36.0)
Other currencies	4.8%	116.0	14.9	11.4	12.0	13.2	40.4	207.9	(13.0)
Interest rate swaps – fixed rate lender		219.4	67.8	41.7	84.2	2,856.8	3,411.9	6,681.8	111.6
	4.8%	161.3	67.8	41.7	84.2	2,812.7	3,411.9	6,579.6	107.9
US$	5.8%	58.1	–	–	–	44.1	–	102.2	3.7
Interest rate swaps – floating/floating		3.7	–	112.2	–	293.7	–	409.6	1.8
	–	3.7	–	93.2	–	–	–	96.9	0.8
US$	–	–	–	19.0	–	293.7	–	312.7	1.0
FRA (Forward Rate Agreement) – purchaser		158.7	119.0	–	–	–	–	277.7	(1.5)
	4.8%	158.7	119.0		–	–	–	277.7	(1.5)
Caps – purchaser		120.4	58.1	110.2	18.1	682.1	1,605.3	2,594.2	167.4
	4.7%	39.3	53.9	106.8	13.7	677.4	1,600.0	2,491.1	167.2
US$	8.3%	81.1	4.2	3.4	4.4	4.7	5.3	103.1	0.2
Caps – vendor		91.1	39.7	–	–	–	–	130.8	–
	6.1%	39.7	39.7	–	–	–	–	79.4	–
US$	7.8%	51.4	–	–	–	–	–	51.4	–
Floors – purchaser		90.0	15.0	–	–	–	1,000.0	1,105.0	(18.8)
	1.6%	90.0	15.0	–	–	–	1,000.0	1,105.0	(18.8)
Collars – cap purchaser/floor vendor		123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)
US$	4.7%–6.2%	123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)
Collars – cap vendor/floor purchaser		3.2	3.7	4.2	4.8	5.5	–	21.4	0.3
	2.4%–3.4%	3.2	3.7	4.2	4.8	5.5	–	21.4	0.3
Currency swaps – by currency borrowed		36.4	56.0	183.5	36.7	545.5	355.2	1,213.3	218.0
US$		32.3	36.7	50.9	36.7	482.6	213.4	852.6	121.6
£							141.8	141.8	13.1
Other currencies		4.1	19.3	132.6	–	62.9		218.9	83.3
Currency swaps – by currency lent		108.1	162.4	88.5	27.9	103.7	247.2	737.8	9.3
		63.2	13.8	–	–	–	150.0	227.0	47.2
US$		37.2	24.8	–	–	51.4	80.8	194.2	(32.1)
		£7.7	8.0					15.7	(1.0)
Other currencies		–	115.8	88.5	27.9	52.3	16.4	300.9	(4.8)
Foreign exchange swaps – by currency borrowed		1,809.7	11.9	13.2	71.3	27.8	63.3	1,997.2	34.1

SUEZ 2005 FORM 20-F | 164

Back to contents

(in € millions)	Average rate	Notional contract amounts by maturity December 31, 2005					Market value
		2006	2007	2008	2009	2010	> 5 years	Total
		£662.1	–	–	19.9	–	–	682.0	3.4
US$		906.4	–	–	36.4	–	63.3	1,006.1	28.1
Other currencies		241.2	11.9	13.2	15.0	27.8		309.1	2.6
Foreign exchange swaps – by currency lent		120.1	9.4	10.9	–	–	–	140.4	(25.7)
		£50.4	–	–	–	–	–	50.4	(0.1)
US$		66.1	9.4	–	–	–	–	75.5	(24.4)
Other currencies		3.6	–	10.9	–	–	–	14.5	(1.2)
Forward contracts – by currency purchased		277.1	138.0	83.1	7.8	–	1.0	507.0	(37.6)
		£55.8	45.7	35.9	3.0	–	–	140.4	(3.3)
US$		187.8	92.3	47.2	4.8	–	1.0	333.1	(43.9)
Other currencies		33.5						33.5	9.6
Forward contracts – by currency sold		406.2	62.6	24.8	7.3	5.3	55.5	561.7	68.9
		3.5						3.5	–
		£148.0	37.2	18.0	1.5	–	–	204.7	4.0
US$		166.6	17.3	5.3	5.3	5.3	55.5	255.3	65.7
Other currencies		88.1	8.1	1.5	0.5			98.2	(0.8)
Currency options – call purchaser		367.1	–	–	–	–	–	367.1	20.3
US$		367.1	–	–	–	–	–	367.1	20.3
Currency options – call vendor		193.5	–	–	–	–	–	193.5	0.1
Other currencies		193.5	–	–	–	–	–	193.5	0.1
Currency options – put purchaser		5.5	–	–	–	–	–	5.5	0.2
US$		5.5	–	–	–	–	–	5.5	0.2
Collars – call vendor		10.3	–	–	–	–	–	10.3	(0.3)
US$		10.3	–	–	–	–	–	10.3	(0.3)
TOTAL		5,459.9	921.7	1,401.4	691.5	4,788.2	7,508.1	20,770.8	462.2

Derivatives on unlisted equity instruments

We have entered into commitments to buy or sell equity instruments that are not quoted on an active market. These commitments meet the definition of a derivative as set out in IAS 32/IAS 39.

The main commitments outstanding at December 31, 2005 are the commitment regarding CNR shares and the commitments regarding shares held in the capital of mixed inter-municipal companies. Note 28 to our Consolidation Financial Statements describes in detail these commitments.

Commodity risk

Hedging transactions

In the normal course of business, we are exposed to fluctuations in commodity prices, in particular in the natural gas, electricity, oil and coal markets.

In 2005, the growing liquidity of these markets enabled us to set up cash flow hedges using derivative instruments purchased on the market or over-the-counter, including futures, forward contracts and options. They comprise both contracts settled net and contracts requiring delivery of the underlying. The instruments are used to protect us against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.

SUEZ 2005 FORM 20-F | 165

Back to contents

Notional amounts and maturities

Derivatives held to manage our exposure to changes in commodity prices are presented below at their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity derivatives (in thousands of MMBTU)	Notional amounts (net)* at December 31, 2005
	2006	2007	2008	2009	2010	> 5 years	Total
NATURAL GAS AND ELECTRICITY	(86.4)	(126.0)	(115.2)	(20.6)	(22.5)	(5.1)	(375.8)
Swaps	(110.0)	(140.0)	(119.0)	(23.0)	(23.4)	(5.1)	(420.5)
Options	4.0						4.0
Forwards/futures	19.6	14.0	3.8	2.4	0.9		40.7
FUEL, GAS OIL, HEATING OIL AND COAL	139.7	117.1	91.8				348.6
Swaps	130.0	107.5	85.4				322.9
Options	9.7	9.6	6.4				25.7
Forwards/futures							-
Total	53.3	(8.9)	(23.4)	(20.6)	(22.5)	(5.1)	(27.2)
* Long position/(short position).

Fair value and maturities

The fair values of derivatives held to manage our exposure to changes in commodity prices at December 31, 2005 are analyzed below based on contract maturities:

Commodity derivatives (in € millions)	Fair value at December 31, 2005
	2006	2007	2008	2009	2010	> 5 years	Total
NATURAL GAS AND ELECTRICITY	(444.8)	(317.1)	(175.1)	(53.9)	(46.1)	(4.8)	(1,041.8)
Swaps	(441.7)	(371.2)	(185.5)	(60.1)	(46.9)	(4.8)	(1,110.2)
Options	(20.7)	(8.7)	(4.6)				(34.0)
Forwards/futures	17.6	62.8	15.0	6.2	0.8		102.4
FUEL, GAS OIL, HEATING OIL AND COAL	174.9	173.5	83.2				431.6
Swaps	178.8	147.6	67.4				393.8
Options	(2.3)	25.9	15.8				39.4
Forwards/futures	(1.6)						(1.6)
Total	(269.9)	(143.6)	(91.9)	(53.9)	(46.1)	(4.8)	(610.2)

SUEZ 2005 FORM 20-F | 166

Back to contents

Changes in fair value

Changes in fair value of commodity derivatives recognized in equity and in income are set out below:

Commodity derivatives(in € millions)	December 31, 2005
	Gains and losses recognized in equity in 2005 – effective portion of the hedge	Gains and losses reclassified from equity into income 2005	Gains and losses recognized in income in 2005 – ineffective portion of the hedge
NATURAL GAS AND ELECTRICITY	(414.1)	(236.4)	18.0
Swaps	(49.6)	13.9	3.2
Options	-	-	-
Forwards/futures	(364.5)	(250.3)	14.8
FUEL, GAS OIL, HEATING OIL AND COAL	27.3	194.2	55.0
Swaps	(14.8)	(4.4)
Options	-	-	-
Forwards/futures	42.1	198.6	55.0
Total	(386.8)	(42.2)	73.0

In accordance with IAS 39, cumulative gains and losses on cash flow hedges recognized in equity are reclassified into income when the hedged item affects income. The fair values taken to equity are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

Energy trading

We enter into spot and forward transactions for natural gas, electricity and various oil products on organized markets and over-the-counter. It also offers commodity risk management services to customers. These transactions are executed in Europe using various instruments. Derivative instruments used include: (a) futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts. We use commodity derivatives to optimize the prices offered to customers and also in connection with proprietary trading positions.

In accordance with internal risk control procedures, our risk management departments are responsible for fair value calculations, and for managing market and credit risks. These departments are completely independent from the dealing teams who initiate and actively manage commodity positions. Fair values and risk exposures are calculated on a daily basis. Information about the credit quality of our energy trading counterparties is collected and assessed daily and credit limits are systematically adjusted based on financial data concerning these counterparties.

The contribution of trading activities to our income from operating activities was €105 million in 2005 compared with €41 million in 2004 (based on the published financial statements at December 31, 2004 under French GAAP, which provides for similar accounting treatment as IFRS). The contribution of trading activities corresponds to the net margin on these transactions after brokerage fees.

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) and their maturities:

(in thousands of MMBTU)	Notional amounts (net)* at December 31, 2005
	2006	2007	2008	2009	2010	> 5 years	Total
Commodity derivatives	149.2	91.0	87.1	0.3	0.3	0.6	328.4
* Long position/(short position).

SUEZ 2005 FORM 20-F | 167

Back to contents

The above notional amounts reflect the volume of open transactions and not the amounts exchanged between the parties in respect of the instruments. As a result, they are not an exact measure of our exposure to market or credit risks. The notional amounts reported above for the various maturities are not indicative of probable future cash flows, because the positions may be offset at any time on the market as part of our price risk management policy, within the limit of available funds.

More detailed information is available in Note 28.5.2 to our Consolidation Financial Statements.

Fair value

The following table shows the fair values of derivative instruments used in energy trading activities at December 31, 2005 and December 31, 2004 (as published in the notes to the 2004 consolidated financial statements prepared under French GAAP).

(in € millions)	Fair value at December 31, 2005*	Fair value at December 31, 2004
Natural gas and electricity	55.3	21.8
Fuel, gas oil and heating oil	36.0	2.6
Crude oil	(7.0)	(0.4)
Environment (CO2)	21.3	-
Total	105.6	24.0
* Foreign currency impacts relating to trading transactions, representing a negative €1.9 million in 2005, are not shown in the table.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

Fair values of derivatives held by us at December 31, 2005 as part of our energy trading activities, analyzed by valuation method and maturity and the change in fair value are described in Note 28.5.2 to our Consolidated Financial Statements.

Market risk

Value at Risk (VaR)

In accordance with internal risk management procedures, market risks are managed by the risk management teams. These teams are completely independent from the dealing teams who initiate and actively manage commodity positions. Trading activities expose us to market risk resulting from unfavorable changes in commodity and electricity prices. Market risks on commodity and electricity positions are assessed, measured and managed based on daily calculations of Value at Risk and other market risk limits. The use of Value at Risk estimates to quantify market risk provides a transversal measure of taking all markets and products into account. These estimates are impacted by the nature of the positions in the product portfolio and the correlation within the product portfolio. Use of these methods requires the determination of key assumptions, notably selection of a confidence interval and a holding period.

Value at Risk represents a statistical probability of the maximum potential loss on a portfolio of assets over a given holding period based on a given confidence interval. It is not an indication of expected results although Value at Risk is a good estimate under normal market conditions, it fails to capture unusual events. While Value at Risk models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. We use a 1-day holding period and a 95% confidence interval.

(in € millions)	December 31, 2005	2005 average (a)	2004 average (a)	2005 high (b)	2005 low (b)
Value at Risk	4.3	2.5	2.7	7.4	1.1
(a) Average of daily VaR figures. (b) Based on month-end highs and lows observed in 2005.

SUEZ 2005 FORM 20-F | 168

Back to contents

Other commodity derivatives

We hold contracts providing for the physical delivery of the assets underlying the derivative instrument, which comply with the definition of derivative instruments contained in IAS 39. These contracts fall within the scope of IAS 39 because they cannot be qualified as contracts entered into by us for the receipt or delivery of a non-financial item in accordance with our expected purchase, sale or usage requirements, and are not designated as effective hedging instruments. Consequently, they are measured at fair value through income.

This mainly concerns contracts that are (i) used to manage our overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase our margins; (iii) sale contracts qualified as written options under IAS 39; or (iv) contracts that we have the practice of settling net.

We also hold certain purchase and sale contracts providing for the physical delivery of the assets underlying the derivative instrument which are documented as being “normal” purchases and sales but include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract with changes in fair value recognized in income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract, or (iii) other clauses.

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) and their maturities:

Commodity derivatives (in thousands of MMBTU)	Notional amounts (net)* at December 31, 2005
	2006	2007	2008	2009	2010	> 5 years	Total
Economic hedges not qualifying for hedge accounting under IAS 39	12.4	50.1	54.0	29.2			145.7
Arbitrage and optimization contracts	109.3	24.8	14.5				148.6
Other contracts qualifying as derivatives	(32.8)	(29.0)	(12.1)	(9.1)	(9.1)	(23.6)	(115.7)
Embedded derivatives	(31.4)	(24.2)	(22.8)				(78.4)
Total	57.5	21.8	33.6	20.1	(9.1)	(23.6)	100.2
* Long position/(short position).

Fair value and maturities

The following table shows the fair values of commodity derivatives at December 31, 2005 by maturity:

Commodity derivatives (in € millions)*	Fair value at December 31, 2005						Total fair value
	2006	2007	2008	2009	2010	> 5 years
Economic hedges not qualifying for hedge accounting under IAS 39	(5.4)	(30.8)	(23.0)	(9.1)			(68.3)
Arbitrage and optimization contracts	(185.7)	(35.7)	(0.2)				(221.6)
Other contracts qualifying as derivatives	(66.6)	(37.9)	(12.6)				(117.1)
Embedded derivatives	(7.7)	(10.4)	(10.7)	(4.0)	(3.0)	(5.0)	(40.8)
Total	(265.5)	(114.8)	(46.5)	(13.1)	(3.0)	(5.0)	(447.8)
* Fair value excluding adjustments to reflect credit risk and liquidity risk.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

SUEZ 2005 FORM 20-F | 169

Back to contents

Counterparty Risk - Commodity derivatives

For the measurement of financial instruments, we take into account the effect of credit risks on fair values.

Credit risk reflects the loss that we would incur as a result of the failure by counterparties to fulfill their contractual obligations. The risk is limited by credit procedures and our risk management policy, which involves assessing counterparties’ financial position and credit rating, obtaining pledge collateral, and using standard netting agreements wherever possible.

At December 31, 2005, 96.2% of our exposure to credit risk concerned counterparties rated investment grade:

(in € millions)	2005
	Investment Grade (a)	Total
Counterparties	1,622.2	1,687.1

(a)

 “Investment Grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

Country risk

During 2005, we considered that it would be appropriate to hedge our exposure to country risk with respect to our investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of our investments as the discount factors used in calculations would be higher. In order to protect ourselves against this country risk, we have purchased credit default swaps. With these swaps, we pay a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a US$-denominated Brazilian government bond, in the event of a “credit event” (default, restructuring, acceleration, etc.) affecting Brazil. The nominal amount of this protection involved is US$ 300 million, maturing between March and September 2007.

At December 31, 2005, the market value of these swaps, which do not meet the hedging documentation requirements under IAS 39, is a negative €2.96 million (including the portion of outstanding premiums).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

SUEZ 2005 FORM 20-F | 170

Back to contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2005, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s Chief Executive Officer and Chief Financial Officer also concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including the Chief Executive and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young and Deloitte & Associés have served as our independent public accountants for each of the financial years in the two-year period ended December 31, 2005, for which audited Consolidated Financial Statements appear in this annual report on Form 20-F.

SUEZ 2005 FORM 20-F | 171

Back to contents

The following table sets forth audit and other fees paid to members of audit firms by us in 2005 and 2004:

	Ernst & Young				Deloitte & Associés
	Jan. 1, 2005 to Dec. 31, 2005 Amount	Jan. 1,2004 to Dec. 31, 2004 Amount	% 2005	% 2004	Jan. 1, 2005 to Dec. 31, 2005 Amount	Jan. 1, 2004 to Dec. 31, 2004 Amount	%2005	%2004
Audit
Audit fees (statutory audit, certification, review of individual and Consolidated Financial Statements)	11,589	9,632(1)	84	75	16,173	16,694(1)	77	84
Audit-related fees	1,763	2,717	13	20	3,340	1,696	16	8
Sub-total	13,352	12,349	96	95	19,513	18,390	93	92
Other services:
Tax fees	314	341	2	3	538	657	2	3
All other fees	204	210	2	2	976	910	5	5
Sub-total	518	551	4	5	1,514	1,567	7	8
TOTAL	13,870	12,900	100	100	21,027	19,957	100	100
(1) Concerns audit diligence with respect to the transition to IFRS standards for an amount of €1.25 million for Ernst & Young and €1.8 million for Deloitte & Associés.

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

SUEZ 2005 FORM 20-F | 172

Back to contents

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of Fiscal Year	Total Number of Shares Purchased (1)	Average Price Paid per Share (€)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
January 2005	211,485	19.9	211,485	100,556,496
February 2005	1,176,100	20.9	1,176,100	99,380,396
March 2005	275,000	20.3	275,000	99,105,396
April 2005	141,500	20.6	141,500	98,963,896
May 2005	204,000	21.6	204,000	98,759,896
June 2005	637,500	22.2	637,500	101,409,039
July 2005	368,728	22.2	368,728	101,040,311
August 2005	180,000	21.8	180,000	100,680,362
September 2005	359,949	24.2	359,949	99,620,362
October 2005	1,060,000	23.2	1,060,000	99,395,112
November 2005	225,250	23.1	225,250	98,976,336
December 2005	418,776	26.0	418,776	98,557,560

(1)

By resolution, the shareholders Meeting of April 27, 2004 authorized the Company to buy and sell the Company’s own shares on the market for a period of 18 months (prospectus under visa of the Autorité des Marchés Financiers (AMF) n° 04-178 of March 22, 2004). Between January 1, 2005 and May 13, 2005, Suez purchased 1,829,085 shares and sold 1,967,650 shares.

By resolution, the Shareholders Meeting of May 13, 2005 cancelled and replaced the previous resolution and authorized the Company to buy and sell its own shares for a period of 18 months (prospectus under visa of the AMF n° 05-256 of April 13, 2005. Pursuant to this resolution, between May 13, 2005 and December 31, 2005 Suez purchased 3,439,203 shares and sold 3,188,203 shares.

(2)

Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and to cover the share purchase option plans for Company employees, as well as after deducting the shares held by the subsidiaries.

SUEZ 2005 FORM 20-F | 173

Back to contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS AND INDEX TO FINANCIAL STATEMENTS

See pages F-3 through F-159 for the Consolidated Financial Statements of SUEZ.

Index to Consolidated Financial Statements

F-1

Report of Independent Registered Public Accounting Firms

F-2

Consolidated Balance Sheets – Assets as of December 31, 2005 and 2004

F-3

Consolidated Balance Sheets – Liabilities and Shareholders’ Equity as of December 31, 2005 and 2004

F-4

Consolidated Statements of Income for the years ended December 31, 2005 and 2004

F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004

F-6

Consolidated Statements of Changes in Equity for the years ended December 31, 2005 and 2004

F-7

Notes to the Consolidated Financial Statements

F-8

SUEZ 2005 FORM 20-F | 174

Back to contents

ITEM 19. EXHIBITS

Exhibit Number

1.1 Articles of Association of SUEZ as amended to date.

2.1 Depositary Agreement. (1)

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

4.1 Mortgage loan contract between Compagnie de Suez and Ms. Bernis dated November 20, 1996 and English translation. (1)

4.2 Mortgage loan contract between Compagnie de Suez and Mr. Billioud dated August 29, 1995 and English translation. (1)

4.3 Mortgage loan contract between Credisuez and Mr. Cros dated August 25, 1992 and English translation. (1)

4.4 Mortgage loan contract between Compagnie de Suez and Mr. Théron dated February 3, 1992 and English translation. (1)

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

SUEZ 2005 FORM 20-F | 175

Back to contents

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUEZ
	By:	/s/ Gérard Mestrallet
Dated: June 26, 2006		Gérard Mestrallet Chief Executive Officer

SUEZ 2005 FORM 20-F | 176

Back to contents

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

F-2

CONSOLIDATED BALANCE SHEETS - ASSETS AS OF DECEMBER 31, 2005 AND 2004

F-3

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY AS OF DECEMBER 31, 2005 AND 2004

F-4

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

F-6

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

F-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F-8

SUEZ 2005 FORM 20-F | F-1

Back to contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

BARBIER FRINAULT & AUTRES ERNST & YOUNG 41, rue Ybry 92576 Neuilly-sur-Seine Cedex S.A.S. à capital variable minimal de € 37.000 Commissaire aux Comptes Membre de la Compagnie de Versailles	DELOITTE & ASSOCIES 185, avenue Charles de Gaulle BP 136 92203 Neuilly-sur-Seine Cedex S.A. au capital de € 1.723.040 Commissaire aux Comptes Membre de la Compagnie de Versailles

To the Shareholders and Directors of SUEZ S.A.

We have audited the accompanying consolidated balance sheets of SUEZ S.A. and its subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SUEZ S.A. and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as adopted by the European Union.

As discussed in Notes 1 and 2.4 to the Consolidated Financial Statements, the Group has changed its method of accounting for financial instruments to adopt the provisions of International Accounting Standard (“IAS”) No. 32, “Financial Instruments:  Disclosure and Presentation,” and IAS No. 39, “Financial Instruments:  Recognition and Measurement,” effective January 1, 2005.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 42, 43 and 44 of the consolidated financial statements.

BARBIER FRINAULT & AUTRES ERNST & YOUNG /s/ Christian CHOCHON	DELOITTE & ASSOCIES /s/ Jean-Paul PICARD

Neuilly-sur-Seine

April 5, 2006

(except for notes 40, 42, 43 and 44, as to which the date is June 26, 2006)

SUEZ 2005 FORM 20-F | F-2

Back to contents

CONSOLIDATED BALANCE SHEETS

Assets

(in millions of euros)	Note	December 31, 2005	December 31, 2004
Non-Current Assets
Intangible assets, net	16.1	3,453.5	3,352.9
Goodwill	15	13,033.2	5,322.3
Property, plant and equipment, net	17.1	20,212.4	19,366.7
Available-for-sale securities	20.1	2,671.5	1,654.7
Loans and receivables carried at amortized cost	20.2	2,440.2	2,036.3
Derivative instruments (incl. commodity derivatives)	20.3	2,145.9
Investments in associates	18.1	3,218.5	2,938.8
Other non-current assets	22	1,627.7	1,681.7
Deferred tax assets	13.3	1,143.9	720.9
Total Non-Current Assets		49,946.8	37,074.3
Current Assets
Financial assets
Available-for-sale securities	20.1		1,232.7
Derivative instruments (incl. commodity derivatives)	20.3	4,533.3
Loans and receivables carried at amortized cost	20.2	194.0	584.6
Trade and other receivables	20.6	10,394.7	9,733.9
Inventories	21	1,344.8	1,145.7
Other assets	22	2,607.9	3,130.8
Short-term securities	20.7	885.6	412.9
Cash and cash equivalents		10,374.4	6,911.6
Total Current Assets		30,334.7	23,152.2
Total Assets		80,281.5	60,226.5

These accompanying notes are an integral part of these consolidated statements.

SUEZ 2005 FORM 20-F | F-3

Back to contents

Liabilities

(in millions of euros)	Note	December 31, 2005	December 31, 2004
Shareholders’ equity	23	16,511.4	7,837.5
Minority interests		2,578.2	5,078.7
Total Equity		19,089.6	12,916.2
Non-Current Liabilities
Provisions	24	8,680.0	8,390.1
Long-term borrowings	26.1	16,406.9	16,251.6
Derivative instruments (incl. commodity derivatives)	26.2	2,191.7
Other financial liabilities	26.4	858.5	443.1
Other non-current liabilities	29	949.5	1,080.5
Deferred tax liabilities	13.3	1,177.2	964.4
Total Non-Current Liabilities		30,263.8	27,129.7
Current Liabilities
Provisions	24	1,723.8	1,872.3
Short-term borrowings	26.1	9,079.9	4,001.5
Derivative instruments (incl. commodity derivatives)	26.2	5,188.9
Trade and other payables	26.3	10,078.8	9,204.2
Other current liabilities	29	4,856.7	5,102.6
Total Current Liabilities		30,928.1	20,180.6
Total Equity and Liabilities		80,281.5	60,226.5

The accompanying notes are an integral part of these consolidated statements.

SUEZ 2005 FORM 20-F | F-4

Back to contents

CONSOLIDATED INCOME STATEMENTS

(in millions of euros)	Note	December 31, 2005	December 31, 2004
Revenues	5	41,488.9	38,057.7
Other operating income	7	957.9	1,155.5
Purchases		(18,678.7)	(16,136.5)
Personnel costs	6	(7,902.9)	(7,831.9)
Depreciation, amortization and provisions	8	(1,701.9)	(1,636.9)
Other operating expenses	7	(10,261.1)	(9,871.2)
Current operating income		3,902.2	3,736.7
Mark-to-market on derivative instruments	28	(151.1)	-
Impairment	9	(657.9)	(268.2)
Restructuring costs	10	(101.5)	(73.8)
Disposals of assets, net	11	1,529.9	144.9
Income from operating activities		4,521.6	3,539.6
Financial loss	12	(725.3)	(1,079.1)
Income tax expense	13.1	(585.3)	(926.0)
Share in income/(loss) of associates	18.1	565.5	276.9
Net income/(loss) from discontinued operations		-	716.4
Net income		3,776.5	2,527.8
Minority interests		1,263.8	831.4
Net income Group share		2,512.7	1,696.4
Earnings per share	14	2.39	1.70
Diluted earnings per share	14	2.36	1.69
Diluted earnings per share from continuing operations	14	2.36	0.98

The accompanying notes are an integral part of these consolidated statements.

SUEZ 2005 FORM 20-F | F-5

Back to contents

CONSOLIDATED CASH FLOW STATEMENTS

(in millions of euros)	December 31, 2005	December 31, 2004
Net income	3,776.5	2,527.8
- Share in income/(loss) of associates	565.5	281.7
+ Dividends received from associates	467.1	531.6
- Net depreciation, amortization and provisions	(2,242.7)	(1,770.0)
- Net capital gains on disposals (incl. reversals of provisions)	1,652.9	177.8
- Net income/(loss) from discontinued operations	-	716.4
- Mark-to-market on derivative instruments	(151.1)	-
- Other items with no cash impact	(21.4)	(22.2)
- Income tax expense	(585.3)	(926.0)
- Financial loss	(725.3)	(1,079.1)
Cash generated from operations before income tax and working capital requirements	5,750.9	5,680.8
+ Tax paid	(722.9)	(729.3)
Change in working capital requirements	797.5	18.6
Cash flow from (used in) operating activities	5,825.5	4,970.1
Acquisitions of property, plant and equipment and intangible assets	(2,667.1)	(2,036.7)
Acquisitions of entities net of cash and cash equivalents acquired(1)	(9,060.2)	(520.0)
Acquisitions of available-for-sale securities	(526.6)	(159.6)
Disposals of property, plant and equipment and intangible assets	355.0	341.0
Disposals of entities net of cash and cash equivalents sold	1,972.9	1,598.5
Disposals of available for sale securities	650.1	733.0
Interest received on non-current financial assets	69.8	137.6
Dividends received on non-current financial assets	134.3	104.8
Change in loans and receivables originated by the Company and other	79.7	(74.6)
Cash flow from (used in) investing activities	(8,992.0)	124.0
Dividends paid	(1,521.6)	(1,490.2)
Repayment of borrowings and long-term debt	(3,245.8)	(7,926.6)
Change in short-term securities	(538.4)	(20.1)
Interest paid	(1,029.2)	(1,283.1)
Interest received on cash and cash equivalents	347.3	185.7
Increase in borrowings and long-term debt	8,515.5	2,114.0
Increase in capital(1)	2,962.1	318.4
Assignment of litigious receivables	995.4
Treasury stock movements	2.9	18.5
Cash flow from (used in) financing activities	6,488.3	(8,083.4)
Effect of changes in consolidation method, exchange rates and other	166.3	97.7
Total Cash Flow for the Year	3,488.2	(2,891.5)
Cash and Cash Equivalents at Beginning of Period(2)	6,886.2	9,803.1
Cash and Cash Equivalents at End of Period	10,374.4	6,911.6

(1)

Excluding 2,414 million of euros corresponding to the issue of SUEZ shares as part of the tender offer for Electrabel.

(2)

Negative impact of IAS 32/39 on the opening balance sheet of 25.4 million of euros.

The accompanying notes are an integral part of these consolidated statements.

SUEZ 2005 FORM 20-F | F-6

Back to contents

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions of euros, except share amounts)	Number of shares	Share capital	Additional paid-in capital	Consolidated reserves and net income	Fair value adjustments and other	Treasury stock	Cumulative translation adjustment	Share-holders’ equity	Minority interests	Total
Equity under French GAAP at December 31, 2003	1,007,679,806	2,015.3	6,470.1	1,021.7		(372.6)	(2,238.8)	6,895.7	4,847.2	11,742.9
Impact of the first-time adoption of IFRS at Jan. 1, 2004				(2,185.8)			2,238.8	53.0	328.0	380.9
Equity under IFRS at January 1, 2004	1,007,679,806	2,015.3	6,470.1	(1,164.1)		(372.6)		6,948.7	5,175.2	12,123.8
Translation adjustments							(156.2)	(156.2)	42.1	(114.1)
Net income				1,696.9		(0.6)		1,696.3	835.9	2,532.3
Conversion of bonds	4,222	-	0.1					0.1		0.1
Shares issued for employees and share-based payment	12,781,358	25.6	151.7	17.8				195.1		195.1
Dividends paid				(859.1)		0.6		(858.5)	(631.7)	(1,490.2)
Net acquisitions of treasury stock				(1.8)		20.3		18.5		18.5
Other changes				(6.5)				(6.5)	(342.8)	(349.3)
Equity under IFRS at December 31, 2004	1,020,465,386	2,040.9	6,621.8	(316.7)		(352.3)	(156.2)	7,837.5	5,078.7	12,916.2
First-time adoption of IAS 32/39				(364.9)	629.1	(3.0)	(68.9)	192.3	49.6	241.9
Available-for-sale financial assets					64.6			64.6	(33.7)	30.9
Net investment hedges					(117.7)			(117.7)	11.9	(105.8)
Cash flow hedges					(23.9)			(23.9)	9.7	(14.3)
Commodity cash flow hedges					(406.3)			(406.3)	(15.6)	(421.9)
Deferred taxes					179.6			179.6	(2.3)	177.3
Assignment of litigious receivables				995.4				995.4		995.4
Translation adjustment					(29.4)		817.4	788.1	126.0	914.0
Net income				2,512.7				2,512.7	1,263.7	3,776.4
Conversion of bonds	11,665,701	23.3	183.4					206.8		206.8
Shares issued for employees and share-based payment	17,315,417	34.6	266.1	35.5				336.3		336.3
Increase in capital	221,309,751	442.6	4,307.4					4,750.0		4,750.0
Dividends paid				(806.7)				(806.7)	(714.5)	(1,521.2)
Net acquisitions of treasury shares				3.3		(0.4)		2.9		2.9
Other changes									(3,195.5)	(3,195.5)
Equity under IFRS at December 31, 2005	1,270,756,255	2,541.5	11,378.8	2,058.7	295.9	(355.6)	592.3	16,511.4	2,578.2	19,089.6

The accompanying notes are an integral part of these consolidated statements.

SUEZ 2005 FORM 20-F | F-7

Back to contents

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

Pursuant to the European regulation on International Accounting Standards of July 19, 2002, SUEZ’s consolidated financial statements for the year ended December 31, 2005 have been prepared in accordance with International Financial Reporting Standards published by the International Accounting Standards Board (IASB) and adopted for use by the European Union at that date. These include standards approved by the IASB, including IFRS, International Accounting Standards (IAS) and the interpretations prepared by the International Financial Reporting Interpretations Committee (IFRIC) and by the former Standard Interpretations Committee (SIC).

SUEZ opted for early application with effect from January 1, 2004 of the following standards and interpretations:

•

IFRIC 4 - Determining Whether an Arrangement Contains a Lease, which is applicable for accounting periods beginning on or after January 1, 2006 but may be adopted earlier;

•

IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. In accordance with this standard, assets and liabilities of discontinued operations are presented as a single amount on the face of the consolidated balance sheet and the results of discontinued operations are presented as a single amount on the face of the consolidated income statement. Application of this interpretation is effective as from January 1, 2005 with earlier application encouraged.

In accordance with the recommendations issued by the CESR1 in December 2003, and with the new European regulatory framework on prospectuses, the financial statements at December 31, 2003 prepared in accordance with French legal and regulatory requirements, have not been restated.

The consolidated financial statements at December 31, 2003 and December 31, 2004, prepared in accordance with French legal and regulatory requirements, were published in the SUEZ Reference Document (Document de Référence) filed with the French Financial Markets Authority (Autorité des marchés financiers) on April 14, 2005.

In compliance with IAS 1, the financial statements for the year ended December 31, 2005 include comparative data for 2004, namely:

•

Consolidated balance sheets at December 31, 2005 and December 31, 2004;

•

Consolidated income statements for the years ended December 31, 2005 and December 31, 2004;

•

Consolidated statements of changes in equity for the years ended December 31, 2005 and December 31, 2004;

•

Consolidated cash flow statements for the years ended December 31, 2005 and December 31, 2004;

•

the accompanying notes.

In compliance with IFRS 1, these financial statements also include specific information relating to the impact of the transition to IFRS, which is provided in Note 2, “Impacts of the transition to IFRS.”

SUEZ has elected to apply IAS 32 and IAS 39 effective from January 1, 2005. As allowed under IFRS 1, the comparative data for the year ended December 31, 2004 has not been restated to reflect the provisions of IAS 32 and IAS 39. Certain amounts in the 2004 financial statements have been reclassified to conform with the current year presentation.

International Financial Reporting Standards (IFRS) and IFRIC interpretations not yet effective

The Group has not applied the following standards and interpretations published by the IASB but not yet effective.

IFRS 6 - Exploration for and Evaluation of Mineral Resources, which does not apply to the Group’s activities.

IFRS 7 - Financial Instruments: Disclosures and the Amendment to IAS 1: Presentation of Financial Statements - Capital Disclosures, which provide for further disclosure requirements. The Group has not yet decided whether it will apply these new requirements in 2006 or 2007.
(1) Committee of European Securities Regulators.

SUEZ 2005 FORM 20-F | F-8

Back to contents

The Amendment to IAS 19 - Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures, applicable to financial years beginning on or after January 1, 2006. The Group has not yet decided whether to use the option providing for the elimination of the corridor method and for the recognition of actuarial gains and losses directly in equity. The other requirements of the amendment to IAS 19 will be applied in 2006; to date, the Group has not assessed the possible impacts of the amendments applicable to Group plans.

IFRIC 5 - Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, IFRIC 6 - Liabilities arising from Participating in a Specific Market: Waste Electrical and Electronic Equipment, and IFRIC 7 - Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies are applicable in 2006. The Group does not expect the adoption of these interpretations to have a material impact on its consolidated financial statements as they does not apply to SUEZ’s activities.

Measurement basis

These consolidated financial statements have been prepared on a historical basis convention, except for some financial instruments which are measured at fair value.

Use of judgments and estimates

The preparation of consolidated financial statements requires the use of estimates and assumptions to determine the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group revises on a regular basis its estimates in light of currently available information. Final outcome could differ from those estimates.

The main estimates used in preparing the Group’s consolidated financial statements relate mainly to the measurement of the recoverable amount of property, plant and equipment and intangible assets (as indicated in Note 1.D and 1.E), the measurement of provisions (particularly for nuclear waste reprocessing and storage, dismantling obligations, disputes and capital renewal and replacement liabilities - see Note 1.S), pensions and other employee benefit obligations (see Note 1.S), financial instruments (see Note 1.J), and un-metered revenues.

Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, intangible assets and property, plant and equipment is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment expenses already booked.

Estimates of provisions

Parameters having a significant influence on the amount of provisions, and particularly, but not solely, those relating to nuclear power generation sites include the timing of expenditure and the discount rate applied to cash flows, as well as the actual level of expenditure. These parameters are based on information and estimates deemed to be appropriate by the Group at the current time.

To the Group’s best knowledge, there is no information suggesting that the parameters used taken as a whole are not appropriate. Further, the Group is not aware of any developments that are likely to have a material impact on the booked provisions.

Pensions and other employee benefit obligations

All pension commitments and other employee benefit obligations are measured on the basis of actuarial assumptions. The Group considers that the assumptions used to measure its obligations are appropriate and fair. However, any changes in these assumptions may have a material impact on the resulting calculations.

SUEZ 2005 FORM 20-F | F-9

Back to contents

Financial instruments

To determine the fair value of financial instruments that are not listed on an active market, the Group uses valuation techniques that are based on certain assumptions. Any change in these assumptions could have a material impact on the resulting calculations.

Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. The Group is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often sometimes only known several months down the line, which means that revenue figures are only an estimate. However, the Group has developed measuring and modeling tools allowing it to ensure that risks of error associated with estimating quantities sold and the resulting revenues are minimized and can be considered as not material.

As well as relying on estimates, Group management also has to use judgment to define the appropriate accounting treatment to apply to certain activities and transactions when the effective IFRS standards and interpretations in force do not specifically deal with certain accounting issues.

This particularly applies in relation to the recognition of concession contracts (see Note 1.F), the classification of services contracts (IFRIC 4 and Note 1.H), the accounting treatment of acquisitions of minority interest and the identification of operations carried out in the normal course of business, as defined by IAS 39 for electricity and natural gas purchase and sale contracts.

Current/non-current assets and liabilities

In accordance with IAS 1, the Group’s current and non-current assets and liabilities are shown separately on the consolidated balance sheet. For most of the Group’s activities, the breakdown into current and non-current items is based on when assets are expected to be realized, or liabilities extinguished. Assets expected to be realized or liabilities extinguished within 12 months of the balance sheet date are classified as current, while all other items are classified as non-current. However, assets and liabilities used within the operating cycle of more than 12 months are presented as current items.

A. Scope and methods of consolidation

The consolidation methods used by the Group consist of the full consolidation method and the proportional consolidation method.

•

Subsidiaries (companies over which the Group exercises exclusive control) are fully consolidated;

•

Companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest;

•

The equity method is used for all associate companies over which the Group exercises significant influence. Significant influence is presumed to exist where the Group holds 20% or more of a company’s voting rights. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the consolidated income statement under “Share in income of associates.”

The special purpose entities set up in connection with the Group’s securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All inter-entity balances and transactions are eliminated on consolidation.

A list of the main fully consolidated companies, investments accounted for by the equity method and proportionately consolidated companies is presented in Note 41.

SUEZ 2005 FORM 20-F | F-10

Back to contents

B. Foreign currency translation methods

1. Presentation currency of the consolidated financial statements

The Group’s consolidated financial statements have been prepared in euros (€), which is both the functional and presentation currency of the parent company.

2. Functional currency

Functional currency is the currency of the primary economic environment in which an entity operates, which in most cases corresponds to local currency. However, certain entities may have a functional currency different from local currency when that other currency is used for an entity’s main transactions and better reflects its economic environment.

3. Foreign currency transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At each balance sheet date:

•

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. The related translation gains and losses are recorded in the consolidated statement of income for the year to which they relate;

•

Non-monetary assets and liabilities denominated in foreign currencies are recognized at the historical cost applicable at the date of the transaction.

4. Translation of the financial statements of subsidiaries with a functional currency other than the euro (the presentation currency)

The balance sheets of these subsidiaries are translated into euros at the official year-end exchange rates. Income statement and cash flow statement items are translated using the average exchange rate for the year. Any differences arising from the translation of the financial statements of these subsidiaries are recorded under “Cumulative translation adjustment” within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are qualified as assets and liabilities of those foreign entities and are therefore denominated in the functional currencies of the entities and translated at the year-end exchange rate.

Translation adjustments previously recorded under equity are taken to the consolidated income statement on the disposal of a foreign entity.

5. Exemption elected by the Group on first-time adoption of IFRS

As allowed by IFRS 1, the Group has elected to reclassify cumulative translation adjustments at January 1, 2004 under “Consolidated reserves.”

C. Business combinations

For business combinations carried out since January 1, 2004, the Group applies the purchase method as defined in IFRS 3, which consists of recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the business combination. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

The Group may recognize any adjustments to provisional values as a result of completing the initial accounting of a business combination within twelve months of the acquisition date.

SUEZ 2005 FORM 20-F | F-11

Back to contents

Exemption elected by the Group on first-time adoption of IFRS

As allowed under IFRS 1, the Group has elected not to restate, in accordance with IFRS 3, acquisitions carried out prior to January 1, 2004. Consequently, goodwill written off against equity on acquisitions made prior to January 1, 2000 that were financed by the issuance of shares has not been restated in the opening IFRS consolidated balance sheet at January 1, 2004.

D. Intangible assets

Intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

1. Goodwill

1.1  Recognition of goodwill

Goodwill represents the excess of the cost of a business combination (acquisition price of shares plus any costs directly attributable to the business combination) over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date (except if the business combination is achieved in stages).

For a business combination achieved in stages - i.e., where the Group acquires a subsidiary through successive share purchases - the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group’s existing interest and to minority interests is a revaluation and is therefore recognized in equity.

As there is no specific standards of interpretations under IFRS dealing with the accounting treatment of acquisitions of minority interests carried out since January 1, 2004, the Group continues to apply the accounting treatment provided for under French GAAP. Therefore, no additional fair value adjustments to identifiable assets and liabilities are recognized when the Group acquires additional shares in a subsidiary that is already fully consolidated. In such a case, the additional goodwill corresponds to the excess of the acquisition price of the additional shares purchased over the Group’s additional interest in the net assets of the company concerned.

If the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the business combination, the excess is recognized immediately in the consolidated income statement.

Goodwill relating to investments in associates is recorded under “Investments in associates”.

1.2  Measurement of goodwill

Goodwill is not amortized. Impairment tests are carried out each year, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units (CGUs) which constitute groups of assets which generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The methods used to carry out these impairment tests are described in Note 1.G “Recoverable amount of property, plant and equipment and intangible assets”.

Impairment losses in relation to goodwill shall not be reversed and are shown under “Impairment” in the consolidated income statement.

2. Other intangible assets

2.1  Research and development costs

Research costs are expensed as incurred.

Development costs are capitalized when the asset recognition criteria set out in IAS 38 are met. Capitalized development costs are amortized over the useful life of the intangible asset recognized. In view of the Group’s activities, capitalized development costs are not material.

SUEZ 2005 FORM 20-F | F-12

Back to contents

2.2  Other internally-generated or acquired intangible assets

Other intangible assets include mainly:

•

amounts paid or payable as consideration for rights relating to concession contracts or public service contracts;

•

customer portfolios acquired on business combinations;

•

power station capacity rights: the Group helped to finance the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These capacity Intangible assets are amortized on a straight-line basis over the useful life of the underlying assets, useful lives (in years) not to exceed 40 years;

•

surface and underground water drawing rights, which are not amortized as they are granted indefinitely;

•

concession assets (see Note 1.F);

•

greenhouse gas (CO2) emission allowances.

Intangible assets are amortized on a straight-line basis over the following useful lives (in years):

	Term of contract
	Minimum	Maximum
Concession rights - term of contract	10	65
Customer portfolios	10	25
Other intangible assets	1	40

2.3  Accounting treatment of greenhouse gas emission allowances

The EU Directive 2003/87/EC establishes a scheme for greenhouse gas (GHG) emission allowance trading within the European Union, GHG emission rights were granted free of charge to several of the Group’s industrial sites. Under the Directive, each year the sites concerned have to surrender a number of allowances equal to the total emissions from the installations during the previous calendar year. Therefore, the Group may have to purchase emissions allowances on pollution rights markets in order to cover any shortfall in the allowances required for surrender.

As there are no specific rules under IFRS dealing with the accounting treatment of GHG emissions allowances, the Group has decided to apply the following principles:

•

pollution rights are classified as intangible assets;

•

GHG Emission Allowances granted free of charge by the State are recorded in the consolidated balance sheet at nil;

•

rights purchased for consideration on the market are recognized at acquisition cost.

In the absence of standards or interpretations dealing specifically with the accounting treatment of GHG emissions for the year in progress, the Group records a provision corresponding to the outflow of economic resources which will be required to purchase the necessary allowances.

2.4  Impairment tests

In accordance with IAS 36, impairment tests are carried out on intangible assets where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

Intangible assets are tested for impairment at the level of the individual asset or the Cash Generating Unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. After the recognition of an impairment loss, the amortization expense for the asset is adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. Impairment losses recorded in relation to intangible assets may be subsequently reversed if their recoverable amount is once again higher than their carrying amount. The increased carrying amount of an intangible attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized in prior periods. The methods used for performing these impairment tests are described in Note 1.G.

SUEZ 2005 FORM 20-F | F-13

Back to contents

E. Property, plant and equipment

1. Initial recognition and subsequent measurement

Items of property, plant and equipment are recognized at historical cost less any accumulated depreciation and any accumulated impairment losses.

The carrying amount of these items is not revalued as the Group has elected not to apply the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

Investment subsidies are deducted from the gross value of the assets concerned.

In accordance with IAS 16, the initial cost of the item of property, plant and equipment includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount (see Note 1.S).

Property, plant and equipment acquired under finance leases are carried in the consolidated balance sheet at the lower of market value and the present value of the related minimum lease payments. The corresponding liability is recognized under borrowings. These assets are depreciated using the same methods and useful lives as set out below.

In accordance with the allowed alternative accounting treatment provided for in IAS 23, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Exemption elected by the Group on first-time adoption of IFRS

The Group has decided not to apply the exemption provided for in IFRS 1, allowing some or all property, plant and equipment and intangible assets to be revalued at fair value in the opening IFRS consolidated balance sheet at January 1, 2004.

2. Depreciation

In accordance with the components approach, each significant component of an item of property, plant and equipment with a different useful life from that of the main asset to which it relates is depreciated separately over its own useful life.

Property, plant and equipment is depreciated over the following useful lives (in years):

Main depreciation periods (years)	Minimum	Maximum
Plant and equipment:
Energy
Production - Transport	5	40
Installation - Maintenance	3	10
Hydraulic fixtures and fittings	20	65
Environment	2	70
Other property, plant and equipment	2	33

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures. In accordance with the law of January 31, 2003 adopted by the Belgian Chamber of Representatives with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, the useful lives of nuclear power stations have been reviewed and adjusted prospectively to 40 years as from January 1, 2003.

Fixtures and fittings relating to the hydro plant operated by the Group are depreciated over the shorter of the contract term and useful life of the assets, taking into account the renewal of the concession period if such renewal is considered to be reasonably certain.

SUEZ 2005 FORM 20-F | F-14

Back to contents

3. Impairment tests

In accordance with IAS 36, impairment tests are carried out on items of property, plant and equipment where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

Items of property, plant and equipment are tested for impairment at the level of the individual asset or the Cash Generating Unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. Upon recognition of an impairment loss, the depreciable amount - and possibly the useful life - of the item of property, plant and equipment concerned is revised.

Impairment losses recorded in relation to property, plant and equipment may be subsequently reversed if their recoverable value is once again higher than their carrying value. The increased carrying amount of an item of property, plant or equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized in prior periods.

The methods used for performing these impairment tests are described in Note 1.G.

F. Concessions

In accordance with IAS 8 concerning the choice and application of accounting methods to be used in the absence of IFRS guidance, the Group has exercised its judgment to determine the accounting treatment to be applied in respect of concession arrangements. To exercise its judgment, and as specified by IFRIC, SUEZ Management has taken as guidance the work carried out by the IFRIC, as set out in Draft Interpretations D12, D13 and D14. However, the Group has not used the specific transitional provisions included in the Draft Interpretations, and has restated all concession arrangements at January 1, 2004.

SIC 29 - Disclosure - Service Concession Arrangements defines a concession as an arrangement that exists when an entity (the concession grantor) agrees with another entity (the concession provider, which may be a public or private entity or public authority) to provide services that give the public access to major economic and social facilities (“public interest services”).

However, the definition of a concession provided in Draft Interpretation D12 is more limited. For concession arrangements to fall within the scope of D13 (financial asset model) or D14 (intangible asset model), the grantor of the concession must continue to control the use of the infrastructure.

This requirement is met when:

•

the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price;

•

and the grantor controls the residual interest in the infrastructure at the end of the concession, and the residual interest is significant.

In view of the above, concession infrastructure that does not meet the requirements of D12 is still presented as property, plant and equipment.

D12 sets out the common features of concession arrangements:

•

the grantor is contractually obliged to offer these services to the public (this criteria must be met for the arrangement to qualify as a concession);

•

the operator is responsible for at least some of the management of the infrastructure and does not merely act as an agent on behalf of the grantor;

•

the contract sets the initial prices to be levied by the operator and regulates price revisions over the concession period.

Accounting treatment of infrastructure operated under concession arrangements depends on the party primarily responsible for payment:

•

the “intangible asset” model is applied when users have primary responsibility to pay for the concession services;

•

and the “financial asset” model is applied when the grantor has the primary responsibility to pay the operator for the concession services. The financial asset model is applicable even when payments by the grantor are contingent on volume.

SUEZ 2005 FORM 20-F | F-15

Back to contents

“Primary responsibility” signifies that while the identity of the payer of the services is not an essential criterion, the person ultimately responsible for payment should be identified.

In cases where the local authority pays the Group but merely acts as an intermediary fee collector and does not guarantee the amounts receivable (“pass through arrangement”), the intangible asset model should be used to account for the concession since the users are, in substance, primarily responsible for payment.

However, where the users pay the Group, but the local authority guarantees the amounts that will be paid (e.g., via a guaranteed internal rate of return), the financial asset model should be used to account for the concession infrastructure, since the local authority is, in substance, primarily responsible for payment. In practice, the financial asset model is used to account for BOT (Build, Operate and Transfer) contracts entered into with local authorities for public services such as wastewater disposal and household waste incineration.

Pursuant to these principles:

•

infrastructure to which the operator is given access by the grantor of the concession at no consideration is not recognized in the consolidated balance sheet;

•

start-up capital expenditure is recognized as follows:

-

under the intangible asset model, the fair value of construction and other work on the infrastructure represents the cost of the intangible asset and should be recognized when the infrastructure is built provided that this work is expected to generate future economic benefits (e.g., the case of work carried out to extend the network). Where no such economic benefits are expected, the present value of commitments in respect of construction and other work on the infrastructure is recognized from the outset, with a corresponding adjustment to concession liabilities,

-

under the financial asset model, the amount receivable from the grantor is recognized at the time the infrastructure is built, at the fair value of the construction and other work carried out,

-

when the grantor has a payment obligation for only part of the investment, the cost is recognized in financial receivables for the amount guaranteed by the grantor, with the balance included in intangible assets.

Capital renewal and replacement costs consist of obligations under concession arrangements with potentially different terms and conditions (obligation to restore the site, renewal and replacement plan, tracking account, etc.).

Capital renewal and replacement costs are recognized as either (i) intangible or financial assets depending on the applicable model, when the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the infrastructure is restored to its original condition).

Renewal expenditures are accrued for as a liability when the conditions set down in IAS 37 are met, i.e., when there is a timing difference between the contractual obligation calculated on a time proportion basis, and its realization.

G. Recoverable amount of property, plant and equipment and intangible assets

In order to review the recoverable amount of property, plant and equipment and intangible assets is obtained by grouping the assets, the related carrying amounts are combined within cash generating units (CGUs).

For operating entities which the Group intends to hold on a long-term and going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. Standard valuation techniques are used based on the following main economic data:

a.

discount rates based on the specific characteristics of the operating entities concerned;

b.

revenue growth rates (excluding inflation) not exceeding 2% and terminal values in line with the available market data specific to the operating segments concerned.

Discount rates are determined on a post-tax basis and applied to post-tax cash flows. The recoverable amounts calculated on the basis of these discount rates are the same as the amounts obtained by applying the pre-tax discount rates to cash flows estimated on a pre-tax basis, as required by IAS 36.

SUEZ 2005 FORM 20-F | F-16

Back to contents

For operating entities which the Group has decided to sell, the related carrying amount of the assets concerned is written down to estimated market value less costs of disposal. Where negotiations are ongoing, this value is determined based on the best estimate of their outcome as of the balance sheet date.

When impairment in value is required, the impairment loss is recorded in the consolidated income statement under “Impairment.”

H. Leases

The Group holds assets for its various activities under lease contracts.

These leases are analyzed based on the situations and indicators set out in IAS 17 in order to determine whether they constitute operating leases or finance leases.

A finance lease is defined as a lease which transfers substantially all the risks and rewards incidental to the ownership of the related asset to the lessee. All leases which do not comply with the definition of a finance lease are classified as operating leases.

The following main factors are considered by the Group to assess whether or not a lease transfers substantially all the risks and rewards incidental to ownership: whether the lease transfers ownership of the asset to the lessee by the end of the lease term, whether the lessee has an option to purchase the asset and if so the conditions applicable to exercising that option, a comparison between the lease term and the estimated economic life of the asset, whether the asset is of a highly specialized nature, and a comparison between the present value of the minimum lease payments and the fair value of the asset concerned.

Accounting for finance leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

Accounting for operating leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term.

Accounting for arrangements that contain a lease

IFRIC 4 deals with the identification of services and take-or-pay sales or purchasing contracts that do not take the legal form of a lease but convey rights to customers/suppliers to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be identified as either operating leases or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted by the Group where it is considered as acting as lessor and its customers as lessees.

The Group is concerned by this interpretation mainly with respect to:

•

some energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•

some contracts with industrial customers relating to assets held by the Group.

I. Inventories

Inventories of raw materials and supplies held for resale are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in, first-out method or the weighted average cost formula.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The consumption of this nuclear fuel inventory is recorded based on estimates of the quantity of electricity produced per unit of fuel.

SUEZ 2005 FORM 20-F | F-17

Back to contents

J. Financial instruments

Financial instruments are recognized and measured in accordance with IAS 32 and IAS 39.

K. Financial instruments

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost including trade and other receivables, derivative financial instruments, and short-term securities.

1. Available-for-sale securities

“Available-for-sale securities” include the Group’s investments in non-consolidated companies and marketable securities which do not satisfy the criteria for classification as short-term investment securities.

These items are measured at fair value on initial recognition, which generally corresponds to the acquisition cost plus transaction costs.

At each balance sheet date, available-for-sale securities are measured at fair value. For listed companies, fair value is determined based on the quoted market price at the balance sheet date. For unlisted companies, fair value is measured based on standard valuation techniques (reference to similar recent transactions, discounted future cash flows, etc.).

Changes in fair value are recorded directly in equity, except when an impairment test shows that the value of the related asset has fallen to below its historical acquisition cost and the asset has therefore suffered a material lasting impairment in value, in which case the cumulative loss is recognized in income under “Impairment.” Only impairment losses recognized on fixed-income available-for-sale securities (debt instruments/bonds) may be reversed through the consolidated income statement.

2. Loans and receivables carried at amortized cost (excluding trade and other receivables)

This item primarily includes loans and advances to associates or non-consolidated companies, and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus directly attributable transaction costs.

At each balance sheet date, they are measured at amortized cost using the effective interest rate method. An impairment loss is recorded in the consolidated income statement under “Impairment” where the recoverable amount of these loans or receivables is lower then the carrying amount.

3. Trade and other receivables

On initial recognition, receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item includes amounts due from customers under construction contracts (see Note 1.Q).

The Group considers that it does not have any material exposure to significant concentration of credit risk, given the diverse nature of its operations, customers and their geographic location.

4. Short-term securities

This item includes trading securities which do not meet the criteria for classification as cash equivalents (see Note 1.N). They are measured at fair value at the balance sheet date and changes in fair value are recorded in the consolidated income statement.

L. Financial liabilities

Financial liabilities include borrowings, derivative financial instruments, trade and other payables, capital renewal and replacement obligations and other financial liabilities.

SUEZ 2005 FORM 20-F | F-18

Back to contents

Financial liabilities are broken down into current and non-current liabilities in the consolidated balance sheet. Current financial liabilities primarily comprise:

•

financial liabilities that the Group expects to settle within 12 months;

•

derivative financial instruments qualifying as fair value hedges where the underlying is classified as a current item.

1. Borrowings

Borrowings and other interest-bearing financial liabilities are measured at amortized cost using the effective interest rate method.

On initial recognition, any issue premiums/discounts, redemption premiums/discounts and issuing costs are added to/deducted from the nominal value of the borrowings concerned. These items are taken into account when calculating the effective interest rate and are therefore recorded in the consolidated income statement over the life of the borrowings using the amortized cost method.

As regards structured debt instruments that do not have an equity component, the Group may separate an “embedded” derivative instrument from its host contract. The conditions under which these instruments must be separated are detailed below. When an embedded derivative is separated from its host contract, the initial carrying amount of the structured instrument is broken down into an embedded derivative component, corresponding to the fair value of the embedded derivative, and a financial liability component, corresponding to the difference between the amount of the issue and the fair value of the embedded derivative. The separation of components upon initial recognition does not give rise to any gains or losses. Subsequently, the debt is recorded at amortized cost using the effective interest method, while the derivative is measured at fair value, with changes in fair value taken to income.

2. Other financial liabilities

Other financial liabilities primarily include put options granted by the Group to minority interests.

In the specific case of put options on minority stakes, no specific guidance is provided by IFRS, the Group has adopted the following accounting treatment for these commitments:

•

when the put option is initially granted, the present value of the exercise price is recognized as a financial liability, with a corresponding reduction in minority interests. When the value of the put option is greater than the carrying amount of the minority interests, the difference is recognized as goodwill;

•

at each balance sheet date, the amount of the financial liability is revised and any changes in the amount are recorded with a corresponding adjustment to goodwill;

•

payments of dividends to minority interests result in an increase in goodwill;

•

in the consolidated income statement, minority interests are allocated their share in income. In the consolidated balance sheet, the share in income allocated to minority interests reduces the carrying amount of goodwill. No finance costs are recognized in respect of changes in the fair value of liabilities recognized against goodwill.

In the case of a fixed-price put, the liability corresponds to the present value of the exercise price.

In the case of a fair value or variable-price put, the liability is measured based on estimates of the fair value at the consolidated balance sheet date or contractual conditions applicable to the exercise price based on the latest available information.

The difference between the amount of the liability and the amount of minority interests is allocated in full to goodwill, with no adjustment to fair value, in line with the method used by the Group to account for acquisitions of minority interests (see Note 1.D.1.1).

M. Derivatives and hedge accounting

In line with its policy for managing interest rate, currency and commodity risks, the Group uses financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, foreign currency exchange rates and commodity prices, mainly for gas and electricity.

SUEZ 2005 FORM 20-F | F-19

Back to contents

1. Definition and scope of derivative financial instruments

Derivative financial instruments are contracts: (i) whose value changes in response to the change in one or more observable variables; (ii) that do not require any material initial net investment; and (iii) are settled at a future date.

Derivative instruments therefore include swaps, options and futures, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

Electricity and natural gas purchase and sale contracts, in particular, are systematically analyzed to determine whether they represent sales and purchases arising in the ordinary course of business, in which case they can be excluded from the scope of IAS 39. The first step of the analysis consists of demonstrating that the contract was entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected sale or usage requirements in the foreseeable future in the ordinary course of its operations. The second step is to demonstrate that:

•

the Group has no practice of settling similar contracts on a net basis. In particular, forward purchases or sales with physical delivery of the underlying that are carried out with the sole purpose of balancing Group energy volumes are not considered by the Group as contracts that are settled net;

•

the contract is not negotiated with the aim of taking delivery of the underlying and selling it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price;

•

the contract is not equivalent to a written option. In particular, in the case of electricity sales allowing the buyer a certain degree of flexibility concerning the volumes delivered, the Group distinguishes between contracts that are equivalent to capacity sales - considered as transactions falling within the scope of ordinary operations - and those that are equivalent to written financial options, which are accounted for as derivative financial instruments.

Only contracts that fulfill all of the above conditions are considered as falling outside the scope of IAS 39. Adequate specific documentation is compiled to support this analysis.

2. Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract  with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

The main Group contracts that may contain embedded derivatives are contracts with clauses or options affecting the contract price, volume or maturity. This is the case primarily of contracts for the purchase or sale of non-financial assets, whose price is revised based on an index, the exchange rate of a foreign currency or the price of an asset other than the contract’s underlying.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

•

the host contract is not a financial instrument measured at fair value through profit or loss;

•

if separated from the host contract, the embedded derivative fulfills the criteria for classification as a derivative instrument (existence of an underlying, no material initial net investment, settlement at a future date); and

•

its characteristics are not closely related to those of the host contract. The absence of a “close relationship” is determined when the contract is signed.

•

embedded derivatives that are separated from the host contract are recognized in the consolidated balance sheet at fair value, with changes in fair value recognized in income (except when the embedded derivative is part of a designated hedging relationship).

3. Hedging instruments: recognition and presentation

Derivative instruments qualified as hedging instruments are recognized in the consolidated balance sheet and measured at fair value. However, their accounting treatment varies according to whether they are classified as:

•

a fair value hedge of an asset, a liability or a firm commitment to purchase or sell an asset;

•

a cash flow hedge;

•

a hedge of a net investment in a foreign operation.

SUEZ 2005 FORM 20-F | F-20

Back to contents

Fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognized asset or liability, such as a fixed-rate loan or borrowing, or of assets, liabilities or an unrecognized firm commitment denominated in a foreign currency.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in income. These two adjustments are presented net under the same consolidated income statement caption, with the net effect corresponding to the ineffective portion of the hedge.

Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group’s income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecasted transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the consolidated income statement, under the same caption as the loss or gain on the hedged item - i.e., income from operating activities for operating cash flows and financial income or expense for other cash flows - in the same periods in which the hedged cash flows affect income.

If the hedging relationship is discontinued, in particular because the hedge is no longer considered effective, the cumulative gain and loss on the hedging instrument remains separately recognized in equity until the forecasted transaction occurs. However, if a forecasted transaction is no longer probable, the cumulative gain or loss on the hedging instrument is recognized in income.

Hedge of a net investment in a foreign operation

In the same way as for a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge of the currency risk is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are transferred to the consolidated income statement when the investment is sold.

Identification and documentation of hedging relationships

The hedging instruments and hedged items are designated at the inception of the hedging relationship. The hedging relationship is formally documented in each case, specifying the hedging strategy, the hedged risk and the method used to assess hedge effectiveness. Only derivative contracts entered into with external counterparties are considered as being eligible for hedge accounting.

Hedge effectiveness is assessed and documented at the inception of the hedging relationship and on an ongoing basis throughout the periods for which the hedge was designated. Hedges are considered to be effective when changes in fair value or cash flows between the hedging instrument and the hedged item are offset within a range of 80%-125%.

Hedge effectiveness is demonstrated both prospectively and retrospectively using various methods, based mainly on a comparison between changes in the fair value or cash flows between the hedging instrument and the hedged item. Methods based on an analysis of statistical correlations between historical price data are also used.

4. Derivative instruments not qualifying for hedge accounting: recognition and presentation

These items mainly concern derivative financial instruments used in economic hedges that have not been - or are no longer - documented, as well as derivatives entered into by the Group in connection with proprietary energy trading activities and energy trading on behalf of its customers.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under “Mark-to-market on derivative instruments”, in income from operating activities for derivative instruments with non-financial assets as the underlying, and in financial income or expense for currency, interest rate and equity derivatives.

SUEZ 2005 FORM 20-F | F-21

Back to contents

Derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers and other derivatives expiring in less than 12 months are recognized in the consolidated balance sheet in current assets and liabilities. All other derivative financial instruments are recognized in non-current assets and liabilities.

Financial assets and liabilities representing the carrying amount of derivative financial instruments entered into with the same counterparty are only presented net in the consolidated balance sheet when the Group has a legally enforceable right to net off the recognized amounts and intends to settle net or to realize the asset and the liability simultaneously.

Gains and losses on derivative financial instruments used by the Group in its proprietary energy trading activities and energy trading on behalf of customers, are presented net, after offsetting purchases and sales against the “Revenues” line.

N. Cash and cash equivalents

These items include cash equivalents as well as short-term investments that are considered to be readily convertible into a known amount of cash and where the risk of a change in their value is deemed to be negligible based on the criteria set out in IAS 7.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under “Short-term borrowings.”

O. Treasury shares

Treasury shares are recognized at cost and a deduction within equity. Gains and losses on disposals of treasury shares are recorded directly in equity and do not therefore impact income for the period.

P. Reimbursement rights

Certain items recorded under French GAAP as plan assets in relation to pensions and other employee benefit obligations do not correspond to plan assets as defined in IAS 19. These assets - which are described in Note 1.S - are therefore recognized and measured as reimbursement rights. They are recorded in the consolidated balance sheet under “Other non-current assets” and “Other current assets” symmetrically with the corresponding pension and other employee benefit obligations.

Q. Construction contracts

The engineering, construction and installation operations carried out by SUEZ Energy Services and the engineering work carried out by Degremont within SUEZ Environment fall within the scope of IAS 11 - Construction Contracts.

In accordance with IAS 11, the Group applies the percentage of completion method as described in Note 1.T to determine the contract revenue and costs to be recorded in the consolidated income statement for each period.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Progress payments received under construction contracts before the corresponding work has been carried out are recorded on the liabilities side of the consolidated balance sheet as advances received from customers. The costs incurred plus any recognized profit less any recognized losses and progress billings are then determined. If this amount is positive, it is recognized on the assets side of the consolidated balance sheet as “Amount due from customers under construction contracts” within “Trade and other receivables.” If the amount is negative, it is recognized on the liabilities side of the consolidated balance sheet as “Amount due to customers under construction contracts” within “Trade and other payables.”

R. Share-based payment

Under IFRS 2, the Group is required to recognize an expense corresponding to benefits granted to employees in the form of share-based payments, in consideration for services provided.

SUEZ 2005 FORM 20-F | F-22

Back to contents

1. Stock option plans

Options granted by the Group to its employees are measured at the grant date using a binomial valuation method, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends), and a behavioral assumption in relation to beneficiaries. The value determined is recorded in personnel costs over the vesting period, offset through equity.

2. Corporate Savings Plan

The Group’s corporate savings plans, which enable employees to subscribe to shares at a lower-than-market price, are accounted for in accordance with IFRS 2. The cost relating to the required five-year holding period for the shares, as provided for in French law, was measured on the basis of the lowest financing rate (in a given range) available to an individual shareholder.

First-time adoption

Pursuant to the provisions of IFRS 2, only plans granted after November 7, 2002 which have not yet vested at January 1, 2005, have been recognized. Plans granted prior to November 7, 2002 have not been measured and are not recognized in the financial statements.

S. Provisions

1. Provisions for pensions and other employee benefit obligations

Depending on the laws and practices in force in the countries where SUEZ operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

The Group’s obligations in relation to pensions and other employee benefits are recognized and measured in accordance with IAS 19. Accordingly:

•

the cost of defined contribution plans is expensed based on the amount of contributions paid;

•

the Group’s obligations concerning pensions and other employee benefits payable under defined benefit plans are assessed on an actuarial basis. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high-quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded where commitments under these plans exceed the plan assets. Where the value of plan assets is greater than the related commitments, the surplus is recorded as an asset under “Other current assets” or “Other non-current assets.”

As regards employee benefit obligations, among the options offered by IAS 19 with respect to the recognition of actuarial gains and losses arising after January 1, 2004, the Group has elected to continue to apply the “corridor” method. This method consists in recognizing the portion of net cumulative actuarial gains and losses resulting from changes in actuarial assumptions that exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of any plan assets. The fraction exceeding 10% is spread over the remaining service lives of plan participants. However, actuarial gains and losses on other long-term benefits such as long-service awards, are recognized immediately in income.

The interest cost in respect of pension and other employee benefit obligations is presented as a financial expense and the expected return on plan assets is presented as financial income.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal companies. The inter-municipal companies do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs. Electrabel’s obligation in relation to these staff is recognized as a liability in the consolidated balance sheet under provisions for pensions and other employee benefit obligations and a reimbursement right on the inter-municipal entities is recognized as an asset in the same amount under “Other current assets” and “Other non-current assets” (see Note 1.P).

SUEZ 2005 FORM 20-F | F-23

Back to contents

Similarly, insurance policies taken out with related parties to fund pensions and other employee benefit obligations are recognized as reimbursement rights in accordance with IAS 19.

In accordance with IAS 19, these reimbursement rights are recognized and measured in the same way as plan assets.

Option chosen by the Group on first-time adoption of IFRS

As allowed under IFRS 1, the Group has elected to recognize in equity in the opening IFRS consolidated balance sheet at January 1, 2004 cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003.

2. Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits.

A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e., when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over 12 months are discounted when the effect of discounting is material. The Group’s main long-term provisions are provisions for nuclear waste reprocessing and storage, provisions for dismantling facilities and provisions for site restoration costs. The discount rate (or rates) used reflect current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expense.

A provision is recognized when the Group has a present legal or constructive obligation to dismantle facilities or to restore a site. An asset is recorded at the same time by including this dismantling obligation in the carrying amount of the facilities concerned (see Note 1.E). Adjustments to the provision due to subsequent changes in the expected outflow of resources, the dismantling date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner.

T. Revenues

Group revenues (as defined by IAS 18), are mainly generated from the following:

•

sale, transport and distribution of electricity and gas;

•

water and waste services;

•

engineering contracts, construction contracts and rendering of services;

•

other services.

Revenues on sales of goods are recognized on delivery, i.e., when the significant risks and rewards of ownership are transferred to the buyer. For services and construction contracts, revenues are recognized using the percentage of completion method. In both cases, revenues are recognized solely when the transaction price is fixed or can be reliably determined and the recovery of the amounts due is probable.

Revenue is measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the measurement of the fair value of this consideration, this is taken into account by discounting future receipts.

1. Sale, transport and distribution of energy

These revenues primarily include sales of electricity and gas, transport and distribution fees relating to services such as electricity and gas distribution network maintenance, and heating network sales.

They are recognized when a formal contract is signed with the other party to the transaction.

For residential customers eligible for deregulated services whose consumption is metered annually, energy delivered but un-metered at year-end is measured based on historical data and consumption statistics as well as the estimated selling price.

SUEZ 2005 FORM 20-F | F-24

Back to contents

Part of the price received by the Group under certain long-term energy sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract. In accordance with IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

Both proprietary energy trading transactions and energy trading carried out on behalf of customers are recorded within “Revenues” after netting off sales and purchases. In accordance with IAS 18 and IAS 1, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, the contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, aimed at optimizing production assets and fuel purchase and energy sale portfolios, is recognized in revenue based on the net amount.

2. Water and waste services

Water

Revenues generated by water distribution are recognized based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks.

For sanitation services and wastewater treatment, either the price of the services is included in the water distribution invoice or it is specifically invoiced to the local authority or industrial customer concerned.

Commission fees received from the grantors of concessions are recorded as revenues.

Waste services

Revenues arising from waste collection are generally recognized based on the tonnage collected and the service provided by the operator.

Revenues from other forms of treatment (principally sorting and incineration) are recognized based on volumes processed by the operator and the incidental revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals and plastics for sorting centers, and the sale of electricity and heat for incinerators.

3. Engineering, construction and service contracts

Revenues from engineering, construction and service contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 11 and IAS 18, as described in Note 1.Q. Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages.

4. Other services

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel provides them with “services, skills and experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company.” All work, supplies and services required for the purposes of the mixed inter-municipal company are, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all expenses paid for the staff assigned, directly or indirectly, to run the mixed inter-municipal company.

U. Tax

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is earned.

In accordance with IAS 12, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of IAS 12, no deferred taxes are recognized for temporary differences arising from goodwill for which impairment losses are not deductible for tax purposes, or the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

SUEZ 2005 FORM 20-F | F-25

Back to contents

Temporary differences arising on restatements of finance leases result in the recognition of deferred taxes.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

V. Earnings per share

Basic earnings per share is calculated by dividing net income for the year attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the year. The average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year.

All per share data presented in the consolidated income statements are calculated based on this weighted average number of shares outstanding during the reporting period, as detailed in Note 14.

The weighted average number of shares and earnings per share are adjusted to take into account the impact of the conversion or exercise of any dilutive potential ordinary shares (options, warrants and convertible bonds, etc.). The calculation of diluted earnings per share presented in the statement of income is also detailed in Note 14.

W. U.S. GAAP reconciled financial statements

As part of its ADR program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with net income and shareholders’ equity determined in accordance with U.S. GAAP.

Once filed (June 30 at the latest), a copy of the 20-F report can be obtained from the Company’s corporate headquarters or its website www.suez.com.

NOTE 2

IMPACTS OF THE TRANSITION TO IFRS

2.1  Background

In accordance with the recommendation issued by the Autorité des Marchés Financiers (AMF) covering financial reporting during the transition period, at the time of the Annual General Meeting of May 13, 2005, SUEZ published, financial information for 2004 including a preliminary assessment of the impact of the transition to IAS/IFRS on the Group’s 2004 financial statements.

The 2004 financial statements included as comparative figures within the 2005 financial statements (the Group’s first full accounts under IFRS) have been adjusted and now account for the impact of concessions and IFRIC 4 - Determining Whether an Arrangement Contains a Lease. These aspects had not been dealt with in previous publications.

This note sets out the impact of the transition to IAS/IFRS on the financial statements at January 1, 2004 and December 31, 2004, and includes:

•

a reconciliation at January 1, 2004 between the summary consolidated balance sheet under French accounting standards (French GAAP) and the consolidated balance sheet under IFRS;

•

a reconciliation at December 31, 2004 between the summary consolidated balance sheet under French GAAP and the consolidated balance sheet under IFRS;

SUEZ 2005 FORM 20-F | F-26

Back to contents

•

a reconciliation between equity under French GAAP and IFRS at January 1, 2004 and December 31, 2004;

•

a reconciliation between 2004 income under French GAAP and under IFRS;

•

a reconciliation between the 2004 statement of cash flows under French GAAP and under IFRS;

•

the impact of the adoption of IAS 32 and IAS 39 on the consolidated balance sheet and on equity at January 1, 20051, including:

-

a reconciliation between the summary IFRS consolidated balance sheet at December 31, 2004 (before adoption of IAS 32 and IAS 39) and the IFRS consolidated balance sheet at January 1, 2005 (after adoption of IAS 32 and IAS 39);

-

a reconciliation between equity under IFRS at December 31, 2004 (before adoption of IAS 32 and IAS 39) and January 1, 2005 (after adoption of IAS 32 and IAS 39).

2.2  Options and exemptions elected by SUEZ in relation to the first-time adoption of IFRS at January 1, 2004

IFRS 1 - First-time Adoption of International Financial Reporting Standards authorizes first-time adopters to apply certain exceptions and exemptions from other IASs/IFRSs.

SUEZ has used the following options available under IFRS 1:

2.2.1  Pensions and other employee benefit obligations - unrecognized actuarial gains and losses

The Group has elected to recognize in equity in the opening IFRS consolidated balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003.

2.2.2  Translation adjustments

The Group has elected to reclassify cumulative translation adjustments at January 1, 2004 under “Consolidated reserves” within equity. These items were reclassified after restating goodwill in the functional currency of the acquired entity, as described in section 2.3.4.3.

2.2.3  Business combinations

In accordance with IFRS 3, SUEZ has elected not to restate acquisitions carried out prior to January 1, 2004, including additional interests purchased after the acquisition of the controlling interest. Consequently, goodwill written off against equity on acquisitions made prior to January 1, 2000 that were financed by the issuance of shares (see Note 13.5 to the 2004 consolidated financial statements) has not been restated in the opening IFRS consolidated balance sheet at January 1, 2004.

2.2.4  Property, plant and equipment and intangible assets

The Group has decided not to apply the option allowing some or all property, plant and equipment and intangible assets to be revalued at fair value in the opening IFRS consolidated balance sheet at January 1, 2004.

2.2.5 Obligation to dismantle assets and restore sites

The Group has elected to use the exemption whereby it is not required to retrospectively restate in accordance with IFRIC 1 changes in obligations for existing decommissioning, restoration and similar liabilities prior to the transition date. In accordance with this exemption:

•

the provision is measured at the date of transition in accordance with the requirements of IAS 37, i.e., on the basis of the cash flows and discount rate assumptions applicable at that date (the discount rate is 5% for power stations in Belgium);

•

the gross amount that would have been included in the cost of the related asset when the liability first arose has been estimated by discounting the liability to the commissioning date using the average of the discount rate(s) that would have applied for that liability over the period from the commissioning date to the IFRS transition date;

•

accumulated depreciation has been calculated retrospectively on the recognized asset, based on the total useful life of the asset estimated at the transition date.

(1)

The Group decided to postpone the application of IAS 32 and IAS 39 to January 1, 2005. Accordingly, it will not present comparative information for 2004 relating to IAAS 32 and IAS 39, as allowed by IFRS 1.

SUEZ 2005 FORM 20-F | F-27

Back to contents

2.2.6 Stock options and other share-based payment

The Group has decided to apply IFRS 2 - Share-based Payment, to any equity-settled savings schemes and stock option plans granted after November 7, 2002 and not yet vested at January 1, 2005.

2.2.7 Determining whether an arrangement contains a lease - IFRIC 4

Lastly, the Group has elected to apply the transitional provisions of IFRIC 4 - Determining Whether an Arrangement Contains a Lease, based on facts and circumstances existing at the transition date.

2.3 Impact of the transition to IFRS on the consolidated financial statements at January 1 and December 31, 2004

2.3.1 Reconciliation between equity under French GAAP and IFRS at January 1, 2004 and December 31, 2004

	Shareholders’ equity				Minority interests				Total equity 100%
(in millions of euros)	Note	Jan. 1, 2004	Net income	Cumulative Translation Adjustment	Other	Dec. 31, 2004	Jan. 1, 2004	Dec. 31, 2004	Jan. 1, 2004	Dec. 31, 2004
Equity under French GAAP		6,896	1,804	(173)	(605)	7,923	4,847	4,770	11,743	12,693
Pensions and other employee benefit obligations - unrecognized actuarial gains and losses	2.3.4.1	(293)	14	6	(24)	(297)	(15)	(23)	(308)	(320)
Goodwill, of which:		179	18	(8)	5	194	(18)	23	162	218
Reversal of goodwill amortization	2.3.4.2		240	(3)		237		31		269
Negative goodwill	2.3.4.2	300	(221)		2	81	-	-	300	81
Goodwill expressed in the functional currency of the acquired entity	2.3.4.3	(121)		(5)	2	(124)	(16)	(6)	(137)	(130)
Property, plant and equipment	2.3.4.4	560	(61)	4	(10)	492	557	537	1,117	1,029
Deferred taxes -unwinding of discounting adjustment	2.3.4.5	(139)	1	-	-	(138)	(10)	(1)	(149)	(139)
Intangible assets	2.3.4.6	(78)	(11)	-	2	(88)	1	(4)	(77)	(92)
Revenue recognition	2.3.4.7	(139)	(19)	6		(152)	(51)	(69)	(190)	(221)
Share-based payment	2.3.4.9		(18)		18	-	-	-	-	-
Right of use (IFRIC 4)	2.3.4.11	(6)	(10)	2		(13)	10	13	4	(1)
Concessions	2.3.4.12	(72)	(18)	6		(84)	(26)	(29)	(98)	(113)
Other		7	(19)	(15)	(42)	(69)	(17)	(41)	(10)	(110)
Deferred tax impact on adjustments	2.3.4.5	34	15	(9)	29	69	(104)	(96)	(70)	(27)
Total IFRS adjustments (in millions of euros)		53	(108)	(7)	(23)	(85)	328	309	381	224
Equity under IFRS		6,949	1,696	(179)	(628)	7,838	5,175	5,079	12,124	12,917
NB: Each adjustment shown in the table above is discussed in section 2.3.4 of this note.

SUEZ 2005 FORM 20-F | F-28

Back to contents

2.3.2 Reconciliation between the consolidated balance sheet at January 1, 2004 and December 31, 2004

2.3.2.1 Presentation of the main reclassifications regarding consolidated balance sheet

A. Current/non-current distinction

Under IAS 1, assets and liabilities must be broken down into current and non-current items. The tables in sections 2.3.2.2 A and 2.3.2.3 A show the related reclassifications made in the consolidated balance sheet.

The Group has applied the following presentation rules in accordance with IAS 1 for its principal consolidated balance sheet totals:

•

assets and liabilities that are continuously circulating as working capital in the Group’s operating cycle are classified as current items. Assets and liabilities that are not used in the operating cycle of the related businesses are classified as current items when they are expected to be realized or settled within 12 months of the balance sheet date. All other assets and liabilities are classified as non-current items;

•

fixed assets are classified as non-current items, with the exception of financial assets which are broken down according to the current/non-current distinction. Current financial assets mainly comprise financial assets that the Group expects to sell or be realized within 12 months of the balance sheet date, as well as the current portion of long-term loans and receivables;

•

provisions relating to the operating cycle of the business concerned, plus the current portion of other provisions, are classified as current items. Provisions not meeting these criteria are classified as non-current liabilities;

•

the portion of provisions for pensions and other employee benefit obligations falling due in more than one year after the balance sheet date is classified as non-current and the portion falling due within one year is classified as current. The current portion of pensions and other employee benefit obligations represents cash outflows that the Group considers will be necessary within 12 months of the balance sheet date in respect of both funded and unfunded plans.

The current and non-current portions of reimbursement rights (see section 2.3.4.1) have been recorded symmetrically in line with the corresponding pension and employee benefit obligations.

•

borrowings due within 12 months of the balance sheet date are classified as current liabilities; however, the long-term portion of borrowings is classified as a non-current item;

•

all deferred taxes are shown as non-current assets or liabilities.

B. Presentation of bond redemption and issue premiums

Bond redemption premiums (€157 million at January 1, 2004 and €106 million at December 31, 2004) and bond issue premiums (€156 million at January 1, 2004 and €111 million at December 31, 2004) have been reclassified as a deduction from borrowings.

SUEZ 2005 FORM 20-F | F-29

Back to contents

2.3.2.2 Reconciliation of the consolidated balance sheet at January 1, 2004

A. Reclassifications

(in millions of euros)	French GAAP balance sheet at December 31, 2003	Reclassifications	Issue and redemption premiums	French GAAP balance sheet IFRS format at January 1, 2004
Non-Current Assets
Intangible assets, net	1,633		(3)	1,630
Goodwill	5,852			5,852
Property, plant and equipment, net	27,127		(31)	27,096
Financial assets	3,684	(972)		2,712
Investments in associates	3,333			3,333
Non-current receivables		313		313
Deferred tax assets		895	(1)	894
Total Non-Current Assets	41,630	237	(36)	41,830
Current Assets
Financial assets		972		972
Inventories and work-in-progress	1,850			1,850
Current receivables	14,768	(1,209)	(289)	13,269
Cash and cash equivalents and marketable securities	11,703			11,703
Total Current Assets	28,321	(237)	(289)	27,794
Total Assets	69,950	-	(326)	69,624
Shareholders’ equity	6,896			6,896
Minority interests	4,847			4,847
Total Equity	11,743			11,743
Non-Current Liabilities
Special concession accounts	4,847			4,847
Provisions	10,440	(2,912)		7,528
Long-term borrowings		17,550	(230)	17,320
Other accounts payable		760		760
Deferred tax liabilities		888		888
Total Non-Current Liabilities	15,287	16,287	(230)	31,344
Current Liabilities
Provisions		2,912		2,912
Short-term borrowings	26,694	(17,550)	(83)	9,062
Accounts payable	16,225	(4,130)		12,095
Other liabilities		2,480	(13)	2,467
Total Current Liabilities	42,920	(16,287)	(96)	26,537
Total Equity and Liabilities	69,950	-	(326)	69,624

In the table included in the documents presented to the General Meeting of May 13, 2005, assets provided by the grantor at no consideration were reclassified, leading to a reduction of €3,543 million in property, plant and equipment and special concession accounts. In the table below, this reclassification is presented under the “Concessions” column.

SUEZ 2005 FORM 20-F | F-30

Back to contents

B. Adjustments

	French GAAP balance sheet at Jan. 1, 2004 (IFRS format)	IAS 19 Pensions and other employee benefit obligations §2.3.4.1	IFRS 3 Business combinations §2.3.4.2	IAS 21 The effects of in foreign exchange rates §2.3.4.3	IAS 16-IFRIC 1 Property, plant and equipment §2.3.4.4	IAS 12 Deferred taxes §2.3.45	IAS 38 Intangible assets §2.3.4.6
(in millions of euros)
Non-Current Assets
Intangible assets, net	1,630		-	6	652	-	(74)
Goodwill	5,852		1	(142)	-	-	(5)
Property, plant and equipment, net	27,096		(6)	-	57	(14)	(5)
Financial assets	2,712	1,464		-	-	-
Investments in associates	3,333	(48)	3	(1)	7	(88)	7
Non-current receivables	313	(32)	-	-	-	-	(7)
Deferred tax assets	894	(3)	-	-	-	159	-
Total Non-Current Assets	41,830	1,380	(2)	(137)	717	57	(83)
Current Assets
Financial assets	972	166	-		(3)	-	1
Assets held for sale
Inventories and work-in-progress	1,850	-	-		(1)	-	-
Current receivables	13,269	-	-		10	-	(6)
Cash and cash equivalents and marketable securities	11,703	-	-		-	-	-
Total Current Assets	27,794	166	-	-	6	-	(4)
Total Assets	69,624	1,546	(2)	(137)	722	57	(88)
Shareholders’ equity	6,896	(293)	300	(121)	560	(106)	(78)
Minority interests	4,847	(15)	-	(16)	557	(114)	1
Total Equity	11,743	(308)	300	(137)	1,117	(220)	(77)
Non-Current Liabilities
Special concession accounts	4,847	-	-		(5)	-	-
Provisions	7,528	1,690	-		149	-	-
Long-term borrowings	17,320	-	-		-	-	-
Other accounts payable	760	-	-		-	-	(10)
Deferred tax liabilities	888	-	-		-	268	-
Total Non-Current Liabilities	31,344	1,690	-	-	145	268	(10)
Current Liabilities
Provisions	2,912	164	(302)		(508)	-	(2)
Short-term borrowings	9,062	-	-		-	-	-
Accounts payable	12,095	-	-		45	9	-
Other liabilities	2,467	-	-		(76)		-
Total Current Liabilities	26,537	164	(302)	-	(540)	9	(1)
Total Equity and Liabilities	69,624	1,546	(2)	(137)	722	57	(88)

NB:

Adjustments in the table above are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

SUEZ 2005 FORM 20-F | F-31

Back to contents

B. Adjustments (continued)

	IAS 18 Revenue recognition §2.3.4.7	IAS 27-SIC 12 Securitization §2.3.4.8	IFRS 5 Discontinued operations §2.3.4.10	IFRIC 4 Right of use §2.3.411	Concessions §2.3.412	Other §2.3.4.13	Total IFRS transition impacts at Jan. 1, 2004	IFRS opening balance sheet at Jan. 1, 2004
(in millions of euros)
Non-Current Assets
Intangible assets, net	-	-	(199)		1,372	(18)	1,739	3,368
Goodwill	-	-	(191)			(106)	(442)	5,410
Property, plant and equipment, net	-	-	(354)	393	(6,370)	(198)	(6,497)	20,599
Financial assets	-	-	(7)	338	400	7	2,202	4,914
Investments in associates	8	-	-			79	(32)	3,301
Non-current receivables	-	-	-	2	-	25	(13)	301
Deferred tax assets	-	-	(154)			64	66	960
Total Non-Current Assets	8	-	(905)	732	(4,598)	(146)	(2,977)	38,853
Current Assets
Financial assets	-	(89)	(2)			15	88	1,060
Assets held for sale			1,454				1,454	1,454
Inventories and work-in-progress	-	-	(80)			(655)	(736)	1,114
Current receivables	31	466	(251)		(282)	(9)	(40)	13,229
Cash and cash equivalents and marketable securities	-	-	(216)				(216)	11,487
Total Current Assets	31	377	905	-	(282)	(649)	549	28,344
Total Assets	39	377	-	732	(4,880)	(794)	(2,428)	67,197
Shareholders’ equity	(139)	-	-	(6)	(72)	7	53	6,949
Minority interests	(51)	-	-	10	(26)	(17)	328	5,175
Total Equity	(190)	-	-	4	(98)	(10)	381	12,124
Non-Current Liabilities
Special concession accounts	-	-	(4)		(4,839)	-	(4,847)	-
Provisions	-	-	(88)		(762)	78	1,067	8,595
Long-term borrowings	-	377	9		-	7	394	17,714
Other accounts payable	228	-	(1)	427	104	(54)	695	1,455
Deferred tax liabilities	-	-	(144)			(85)	40	928
Total Non-Current Liabilities	228	377	(227)	427	(5,496)	(54)	(2,652)	28,692
Current Liabilities
Provisions	-	-	(27)		1	(54)	(728)	2,185
Short-term borrowings	-		(286)			22	(263)	8,799
Accounts payable	-	-	(334)		969	(447)	243	12,339
Other liabilities	-	-	(38)	301	(256)	(252)	(321)	2,146
Total Current Liabilities	-	-	228	301	714	(730)	(156)	26,381
Total Equity and Liabilities	39	377	-	732	(4,880)	(794)	(2,428)	67,197

NB:

Adjustments in the table above are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

SUEZ 2005 FORM 20-F | F-32

Back to contents

2.3.2.3  Reconciliation of the consolidated balance sheet at December 31, 2004

A. Reclassifications

(in millions of euros)	French GAAP balance sheet at December 31, 2004	Reclassifications	Issue and redemption premiums	French GAAP balance sheet IFRS format at December 31, 2004
Non-Current Assets
Intangible assets, net	1,354		(2)	1,352
Goodwill	5,352			5,352
Property, plant and equipment, net	25,779		(22)	25,758
Financial assets	3,652	(717)		2,935
Investments in associates	3,054		(2)	3,052
Non-current receivables		355		355
Deferred tax assets		578	(1)	577
Non-Current Assets	39,191	216	(27)	39,381
Current Assets
Financial assets		716		716
Inventories and work-in-progress	1,512			1,512
Current receivables	13,722	(932)	(203)	12,587
Cash and cash equivalents and marketable securities	8,557			8,557
Total Current Assets	23,791	(216)	(203)	23,372
Total Assets	62,982	-	(230)	62,752
Shareholders’ equity	7,923			7,923
Minority interests	4,770			4,770
Total Equity	12,693			12,693
Non-Current Liabilities
Special concession accounts	4,999			4,999
Provisions	9,695	(2,361)		7,334
Long-term borrowings		16,015	(144)	15,871
Other accounts payable		773		773
Deferred tax liabilities		889		889
Total Non-Current Liabilities	14,694	15,315	(144)	29,865
Current Liabilities
Provisions		2,361		2,361
Short-term borrowings	20,072	(16,015)	(73)	3,983
Accounts payable	15,523	(3,974)		11,549
Other liabilities		2,313	(13)	2,300
Total Current Liabilities	35,595	(15,315)	(86)	20,194
Total Equity and Liabilities	62,982	-	(230)	62,752

In the table included in the documents presented to the General Meeting of May 13, 2005, assets provided by the grantor at no consideration were reclassified, leading to a reduction of €3,544 million in property, plant and equipment and special concession accounts. In the table below, this reclassification is presented under the “Concessions” column.

SUEZ 2005 FORM 20-F | F-33

Back to contents

B. Adjustments

	French GAAP balance sheet at Dec. 31, 2004 (IFRS format)	IAS 19 Pensions and other employee benefit obligations § 2.3.4.1	IFRS 3 Business combinations § 2.3.4.2	IAS 21 The effects of in foreign exchange rates § 2.3.4.3	IAS 16- IFRIC 1 Property, plant and equipment § 2.3.4.4	IAS 12 Deferred taxes § 2.3.4.5	IAS 38 Intangible assets § 2.3.4.6
(in millions of euros)
Non-Current Assets
Intangible assets, net	1,352		-	6	673		(90)
Goodwill	5,352		272	(138)	-		(1)
Property, plant and equipment, net	25,758		(6)		(19)	-	(3)
Financial assets	2,935	1,384
Investments in associates	3,052	(42)	12	3	1	(95)	7
Non-current receivables	355	(71)
Deferred tax assets	577	-			-	162
Total Non-Current Assets	39,381	1,271	278	(130)	654	67	(87)
Current assets
Financial assets	716	157			-		1
Inventories and work-in-progress	1,512				5
Current receivables	12,587	1			(5)		(17)
Cash and cash equivalents and marketable securities	8,557						-
Total Current Assets	23,372	158			-		(16)
Total Assets	62,752	1,429	278	(130)	654	67	(103)
Shareholders’ equity	7,923	(297)	318	(124)	492	(69)	(88)
Minority interests	4,770	(24)	31	(6)	537	(96)	(4)
Total Equity	12,693	(320)	349	(130)	1,029	(166)	(92)
Non-Current Liabilities
Special concession accounts	4,999				(6)
Provisions	7,334	1,601			160
Long-term borrowings	15,871
Other accounts payable	773				1		(10)
Deferred tax liabilities	889					233
Total Non-Current Liabilities	29,865	1,601			156	233	(10)
Current Liabilities
Provisions	2,361	148	(72)	-	(482)		(1)
Short-term borrowings	3,983						-
Accounts payable	11,549				25		-
Other liabilities	2,300	-			(73)	-	-
Total Current Liabilities	20,194	148	(72)	-	(531)	-	(1)
Total Equity and Liabilities	62,752	1,429	278	(130)	654	67	(103)

NB:

Adjustments in the table above are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

SUEZ 2005 FORM 20-F | F-34

Back to contents

B. Adjustments (continued)

	IAS 18 Revenue recognition § 2.3.4.7	IAS 27- SIC 12 Securitization § 2.3.4.8	IFRIC 4 Right of use § 2.3.4.11	Concessions § 2.3.4.12	Other § 2.3.4.13	Total IFRS transition impacts transition at Dec. 31, 2004	IFRS opening balance sheet at Dec. 31, 2004
(in millions of euros)
Non-Current Assets
Intangible assets, net	(5)		(2)	1,434	(15)	2,001	3,353
Goodwill					(162)	(30)	5,322
Property, plant and equipment, net			444	(6,597)	(209)	(6,391)	19,367
Financial assets			305	342	4	2,034	4,970
Investments in associates	(6)			1	7	(114)	2,939
Non-current receivables	1		2	-	10	(57)	297
Deferred tax assets					(18)	144	721
Total Non-Current Assets	(10)		748	(4,821)	(383)	(2,412)	36,968
Current assets
Financial assets		(97)			(7)	55	771
Inventories and work-in-progress					(371)	(366)	1,146
Current receivables	14	489	1	(272)	(13)	198	12,785
Cash and cash equivalents and marketable securities						-	8,557
Total Current Assets	14	393	1	(272)	(391)	(113)	23,259
Total Assets	4	393	749	(5,092)	(774)	(2,525)	60,227
Shareholders’ equity	(152)		(13)	(84)	(69)	(85)	7,837
Minority interests	(69)		13	(29)	(43)	309	5,079
Total Equity	(221)	-	(1)	(113)	(112)	224	12,916
Non-Current Liabilities
Special concession accounts				(4,994)		(4,999)	-
Provisions				(750)	45	1,056	8,390
Long-term borrowings		393			(12)	382	16,252
Other accounts payable	225		432	136	(33)	751	1,524
Deferred tax liabilities					(157)	76	964
Total Non-Current Liabilities	225	393	432	(5,608)	(156)	(2,735)	27,130
Current Liabilities
Provisions				5	(86)	(489)	1,872
Short-term borrowings		-		-	19	18	4,001
Accounts payable		-		853	(411)	467	12,016
Other liabilities	-	-	318	(229)	(26)	(10)	2,290
Total Current Liabilities	-	-	318	629	(506)	(14)	20,181
Total Equity and Liabilities	4	393	749	(5,092)	(774)	(2,525)	60,227

NB:

Adjustments in the table above are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

SUEZ 2005 FORM 20-F | F-35

Back to contents

2.3.3 Reconciliation of 2004 income

2.3.3.1 Reconciliation of the 2004 consolidated income statement

	Income under French GAAP 2004	Reclassi-fications	French GAAP accounts (IFRS format)	IAS 19 Pensions and other employee benefit obligations § 2.3.4.1	IFRS 3 Business combinations §2.3.4.2	IAS 16 Property, plant and equipment §2.3.4.4	IAS 12 Deferred taxes §2.3.4.5	IAS 38 Intangible assets § 2.3.4.6
(in millions of euros)
Revenues	40,739		40,739
Operating expense, net	(34,805)	(412)	(35,217)	2		65		(16)
Depreciation, amortization and provisions	(2,333)	351	(1,983)	96	(41)	(156)		8
Current operating income	3,601	(62)	3,540	98	(41)	(91)		(9)
Impairment		(254)	(254)			8		-
Restructuring costs		(80)	(80)
Disposals of assets, net		894	894	-		(2)	-	-
Income from operating activities	3,601	499	4,100	98	(41)	(86)	-	(9)
Finance costs	(961)	(32)	(993)			1		(3)
Other financial income and expenses	286	(13)	273	(86)		(11)		(7)
Financial loss	(675)	(45)	(720)	(86)		(9)		(10)
Exceptional income	956	(956)
Income tax expense	(937)		(937)	-		-	15	-
Share of income/(loss) of associates	(56)	341	285	2	(1)	(1)	(7)	(1)
Income from continuing operations
Net income from discontinued operations
Amortization of goodwill	(253)	161	(92)		92
Net income/ (loss)	2,637		2,637	14	50	(96)	8	(19)
Minority interests	(832)		(832)	-	(32)	35	8	8
Net income Group share	1,804		1,804	14	18	(61)	16	(11)

NB:

Adjustments in the table above are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

SUEZ 2005 FORM 20-F | F-36

Back to contents

2.3.3.1 Reconciliation of the 2004 consolidated income statement (continued)

	IAS 18 Revenue recognition §2.3.4.7	IFRS 2 Share- based payment § 2.3.4.9	IFRS 5 Discontinued operations§ 2.3.4.1	IFRIC 4 Right of use §2.3.4.11	Concessions § 2.3.4.12	Other	Total IFRS impacts	Income under IFRS 2004
(in millions of euros)
Revenues	(2,926)			6	145	93	(2,682)	38,058
Operating expense, net	2,888	(18)		(47)	(253)	(87)	2,533	(32,684)
Depreciation, amortization and provisions				34	123	282	345	(1,637)
Current operating income	(38)	(18)		(8)	15	288	197	3,737
Impairment					(3)	(19)	(14)	(268)
Restructuring costs					2	4	6	(74)
Disposals of assets, net			(716)		(10)	(19)	(749)	145
Income from operating activities	(38)	(18)	(716)	(8)	3	254	(560)	3,540
Finance costs					-	(6)	(7)	(1,000)
Other financial income and expenses					(26)	(222)	(352)	(79)
Financial loss					(26)	(228)	(359)	(1,079)
Exceptional income
Income tax expense						(4)	11	(926)
Share of income/(loss) of associates					1	(2)	(9)	277
Income from continuing operations								1,811
Net income from discontinued operations			716				716	716
Amortization of goodwill						-	92
Net income/ (loss)	(38)	(18)		(8)	(22)	20	(109)	2,528
Minority interests	18			(2)	5	(38)	1	(831)
Net income Group share	(19)	(18)		(10)	(18)	(19)	(108)	1,696

NB:

Adjustments in the table above are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

Earnings per share (in €)
Earnings per share	1.70
Diluted earnings per share	1.69

Earnings per share from continuing operations (in €)
Earnings per share	0.98
Diluted earnings per share	0.98

SUEZ 2005 FORM 20-F | F-37

Back to contents

2.3.3.2 Main reclassifications of the consolidated income statement

A. Consolidated income statement presentation

The Group has elected to continue to present expenses by nature rather than by function.

B. Exceptional income and expenses

In accordance with IAS 1, the Group no longer uses the concept of exceptional items; income and expenses classified as exceptional items under previous GAAP have been reclassified under income from operating activities and expenses and/or financial income/loss. The Group does however provide separate disclosure of income and expenses relating to restructuring costs, gains and losses on disposals, and impairment.

(in millions of euros)	Total 2004 income 100%
Exceptional income under French GAAP	956
Reclassification under IFRS
Current operating income	280
Impairment	(254)
Restructuring costs	(80)
Disposals of assets, net	894
Financial loss	(45)
Amortization of goodwill	161
Total	956

The following items have been reclassified from exceptional income and expenses under French GAAP to income from operating activities and expenses under IFRS:

•

the reversal of provisions relating to nuclear waste reprocessing in 2004 in accordance with the principles and valuations approved by the Electricity and Gas Monitoring Committee in Belgium, for an amount of €152 million;

•

a gain of €140 million recognized in connection with the estimated value of the right to bill for supplementary pension and similar benefits paid by the Group to employees providing services on behalf of distribution network operators in Belgium;

•

the reversal of the provision recognized further to the transfer of Lydec’s pension obligations, for an amount of €77 million.

Exceptional items under French GAAP included the accelerated write-back of negative goodwill relating to Tractebel Energia in an amount of €161 million. This write-back has been reclassified within “Amortization of goodwill” in the French GAAP income statement presented under the IFRS format. As indicated in section 2.3.4.2, this exceptional write-back was eliminated from IFRS income, in accordance with the provisions of IFRS 3.

C. Share in income/(loss) of associates

As indicated in Note 1.G to the 2004 “Reference Document,” Electrabel’s €341 million share in pre-tax income from operating activities of Belgian inter-municipal companies is recognized in the French GAAP financial statements as part of current operating income under the “Income from mixed inter-municipal companies and partnerships” heading. In accordance with IAS 28, this amount has been deducted from income from operating activities and is presented in the IFRS consolidated income statement under the heading “Share in income/(loss) of associates,” after income from operating activities.

D. Other operating income

In the French GAAP financial statements, other operating income primarily comprises capitalized production, expense transfers, and other operating income. Under IFRS, these income items are presented as a deduction from operating expenses.

SUEZ 2005 FORM 20-F | F-38

Back to contents

E. Financial income/loss

Under IFRS, financial income/loss should be split between finance costs and other financial income and expenses. Finance costs mainly include interest expenses related to borrowings, exchange differences arising from foreign currency borrowings, gains and losses arising on foreign currency and interest rate hedging transactions on borrowings, and other income generated by short-term marketable securities and cash and cash equivalents.

F. Other reclassifications

The other reclassifications performed in accordance with IFRS and described in the following notes are as follows:

•

the presentation of revenue with respect to certain energy trading transactions and revenue collected on behalf of third parties by the Environment Division (see section 2.3.4.7);

•

the classification in financial income/loss of the reversal of discounting adjustments to long-term provisions for contingencies and losses (see section 2.3.4.13.2);

•

the reclassification in financial income/loss of the interest cost on pensions and other employee benefit obligations, net of the expected return on plan assets (see section 2.3.4.1);

•

the presentation, on a specific line of the income statement, of the post-tax profit or loss on discontinued operations, and, where applicable, of the gains or losses on disposals of assets pertaining to discontinued operations, or of the post-tax loss resulting from the measurement of such assets (see section 2.3.4.10).

2.3.4 Differences between the accounting standards previously applied by the Group (French GAAP) and IAS/IFRS

All the impacts on equity described hereafter are presented (unless stated otherwise) on the basis of shareholders’ equity.

2.3.4.1 Pensions and other employee benefit obligations (IAS 19)

As allowed under IFRS 1, SUEZ has elected to recognize in equity in the opening consolidated balance sheet at January 1, 2004 cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003. The resulting negative impacts on equity amount to €293 million at January 1, 2004 and €297 million at December 31, 2004. The positive €14 million impact on income reflects the elimination of the amortization charge on actuarial gains and losses recognized in the French GAAP financial statements.

Of the options offered by IAS 19 for recognition of actuarial gains and losses arising after January 1, 2004, the Group has decided to retain the “corridor” method as applied in the French GAAP financial statements. Under this method, actuarial gains and losses arising from changes in the actuarial assumptions relating to pensions and similar obligations are only recognized to the extent that they exceed 10% of the higher of the amount of the total obligation and the amount of related plan assets. The fraction exceeding 10% is then recognized over the average remaining service lives of the plan participants.

SUEZ has also elected to include in financial income/loss both the interest cost relating to pension and similar obligations and the expected return on plan assets. This reclassification, which has no impact on equity, leads to an increase in finance costs by €86 million at December 31, 2004 and a decrease in the same amount in depreciation and amortization expense recorded under current operating income.

Application of the provisions of IAS 19 concerning the presentation of plan assets and liabilities has led to certain changes in the consolidated balance sheet presentation of pensions and other employee benefit obligations.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal companies. As indicated in Note 1.S, the inter-municipal companies do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the grids. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs.

In the French GAAP financial statements, in light of Electrabel’s right to reimbursement from the inter-municipal entities, pension obligations towards distribution employees are netted off against the receivables from the inter-municipal entities in the same amount.

SUEZ 2005 FORM 20-F | F-39

Back to contents

In the IFRS financial statements, this reimbursement right does not qualify as a plan asset under IAS 19. The obligation is therefore recognized as a liability in Electrabel’s balance sheet, and is grossed up by an asset in the same amount corresponding to the reimbursement right. This reclassification concerned an amount of €1,397 million at January 1, 2004 and €1,212 million at December 31, 2004, including a non-current portion of €1,219 million and €1,057 million, respectively.

Insurance policies taken out with related companies also represent reimbursement rights and are recognized as an asset in accordance with IAS 19. In the French GAAP financial statements, the reimbursement rights are qualified as plan assets and are therefore deducted from pension and other employee benefit obligations under liabilities. The impact on the IFRS financial statements of this difference in presentation is an increase of €229 million and €326 million in provisions for pensions and other employee benefit obligations at January 1, 2004 and December 31, 2004, respectively, and the recognition of a reimbursement right in the same amount as the provision (recognized in full under non-current items).

These presentation differences have no impact on equity at January 1, 2004 and December 31, 2004, or on 2004 income, as the provision applied to determine the amount of reimbursement rights to be recognized in income are the same as those used to determine plan assets.

2.3.4.2  Business combinations (IFRS 3)

IFRS 3 requires that any excess of the fair value of identifiable assets and liabilities acquired over the cost of an acquisition be immediately recognized as income within the consolidated income statement. In accordance with IFRS 3, negative goodwill recognized in the French GAAP balance sheet at December 31, 2003 was written off against equity for an amount of €300 million at January 1, 2004, against 2004 net income for €(221) million, and against equity at December 31, 2004 for €81 million.

In the French GAAP financial statements, negative goodwill recorded under liabilities is written back to income over a period that reflects the objectives and projections established at the time of acquisition, in accordance with Comité de la Réglementation Comptabilité (CRC) regulation 99-02. At December 31, 2004, negative goodwill written back for an amount of €221 million includes an accelerated write-back of negative goodwill recorded in 1998 on the acquisition of the Brazilian subsidiary, Tractebel Energia in an amount of €161 million, as described in Note 5.2 to the 2004 consolidated financial statements. In the absence of specific guidance provided by IFRS, the Group has maintained the accounting treatment adopted in its French GAAP financial statements for transactions carried out in 2004 representing an acquisition of minority interests. The difference between the acquisition cost of the minority stake and the Group’s interest in the equity of the company acquired is recognized in goodwill. The assets acquired and liabilities assumed in the transaction have not been revalued.

The main items of goodwill recognized on the acquisition of minority interests in 2004 total €130 million (additional acquisition of a 10% stake in Distrigas and Fluxys).

Under French GAAP, goodwill is amortized using the straight-line method over a period that reasonably reflects the Group’s initial objectives and assumptions at the time of the acquisition.

In accordance with IFRS 3, with effect from January 1, 2004, goodwill is no longer amortized but is subject to impairment tests at least once a year in order to determine whether it has suffered any impairment in value. Amortization recognized in 2004 under French GAAP has therefore been reversed in the IFRS financial statements, with an impact of €237 million on 2004 net income and shareholders’ equity at December 31, 2004.

The Group reviews on an annual basis its main items of goodwill for the purposes of its French GAAP financial statements.

2.3.4.3  Effects of changes in foreign exchange rates (IAS 21)

In accordance with IAS 21, goodwill is henceforth measured in the functional currency of the acquired entity. Goodwill arising on business combinations that occurred prior to January 1, 2004 has been adjusted on a retrospective basis. The negative impact of this adjustment on shareholders’ equity in the IFRS financial statements amounts to €121 million at January 1, 2004 and €124 million at December 31, 2004. In its SUEZ’s French GAAP financial statements, goodwill is recognized in the functional currency of the acquiring entity.

SUEZ 2005 FORM 20-F | F-40

Back to contents

Within the scope of the first-time adoption of IFRS, and as allowed by IFRS 1, cumulative translation adjustments at January 1, 2004, arising on the translation of the foreign currency financial statements of foreign subsidiaries, have been reclassified under “Consolidated reserves.” This has no impact on shareholders’ equity, as the item is reclassified between two equity accounts, from “Cumulative translation adjustment” to “Consolidated reserves,” for a negative amount of €2,239 million. This adjustment, which does not have a material impact on 2004 income, allows the value of cumulative translation adjustments to be reset to zero at January 1, 2004.

2.3.4.4  Property, plant and equipment (IAS 16-IFRIC 1, IAS 23, IAS 37, IAS 20)

(in millions of euros) (Group share)	Total impact	Components approach	Provisions for major repairs	Dismantling obligations	Depreciation of nuclear power stations
Equity at January 1, 2004	560	62	247	(76)	328
Movements in 2004	(68)	(7)	(21)	(25)	(15)
Of which relating to income	(61)	(12)	(27)	(8)	(15)
Of which other changes	(7)	5	5	(17)	-
Equity at December 31, 2004	492	55	226	(101)	313

2.3.4.4.1  Property, plant and equipment and intangible assets

The Group has elected to continue to state property, plant and equipment and intangible assets at historical cost less accumulated depreciation or amortization, rather than applying the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

2.3.4.4.2  Components approach

Application of the components approach implies:

a.

the use of different depreciation periods for each main component of any single item of property, plant and equipment that has a different useful life from the item to which it relates. In the French GAAP financial statements, the Group applies different depreciation periods only for significant components of specialized complex facilities with useful lives that are different from the useful life of the infrastructure as a whole.

b.

an analysis to determine whether the capitalized costs comply with IAS 16.

The corresponding IFRS adjustments have been determined retrospectively for the period from the acquisition of the assets by the Group and December 31, 2003;

c.

identifying and separately recognizing (in the initially recognized cost of the corresponding asset) the cost of major inspections and replacements under multi-year maintenance programs. These components are depreciated on a straight-line basis over their useful lives (i.e. over the period to the next replacement). When the replacements are performed, the related costs are capitalized and depreciated over the period to the next inspection or replacement. The corresponding IFRS adjustment has been determined retrospectively from the date when the assets were first recognized in the consolidated balance sheet up to December 31, 2003.

The positive impact of these adjustments on shareholders’ equity amounts to €62 million at January 1, 2004 and €55 million at December 31, 2004, while the impact on net income was a negative €12 million.

2.3.4.4.3  Provisions for major repairs

As a consequence of the application of the components approach, provisions for major repairs carried in the French GAAP financial statements are not recognized under IFRS, due in particular to the recognition of major inspection and replacement costs as asset components. These provisions have therefore been eliminated, resulting in a positive impact on shareholders’ equity of €247 million at January 1, 2004 and €226 million at December 31, 2004, and a negative impact of €27 million on 2004 net income.

SUEZ 2005 FORM 20-F | F-41

Back to contents

2.3.4.4.4  Obligations for dismantling assets

Under IAS 16, the value at which an asset is measured at recognition includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present, legal or implicit obligation to dismantle the item and restore the site. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount.

As allowed by IFRS 1, the Group has elected to account for its dismantling assets and liabilities in accordance with the method set out in section 2.2.5.

Under CRC regulation 2000-06 on liabilities applicable with effect from January 1, 2002, a provision is recognized in the French GAAP financial statements when infrastructure is commissioned for the present value of the estimated dismantling cost, and an equivalent amount is added to the carrying value of the facility. However, as French accounting standards offer no specific guidance, the Group applies a historical discount rate that complies with U.S. GAAP (SFAS 143 - Accounting for Asset Retirement Obligations).

The negative impact of this adjustment, related mainly to the difference between the historical discount rate and the actual discount rate at January 1, 2004 applied to provisions for dismantling obligations, is €76 million and €101 million on shareholders’ equity at January 1, 2004 and December 31, 2004, respectively. The negative impact on 2004 net income is €8 million.

2.3.4.4.5  Depreciation of nuclear power plants

Under IAS 16, depreciation is calculated from the date when assets are available for use.

Nuclear power stations were previously depreciated based on the percentage of completion of construction work. Historically, this accounting treatment was applied to nuclear power stations in Belgium (the last of which was commissioned in 1985) in accordance with the recommendations of the electricity and gas industry control board (Commission de Contrôle de l’Electricité et du Gaz) for pricing purposes.

The corresponding IFRS adjustment has been determined on a retrospective basis and has a positive impact of €328 million and €313 million on shareholders’ equity at January 1, 2004 and December 31, 2004, respectively, and a negative impact of €15 million on net income.

2.3.4.4.6 Capitalization of borrowing costs

In accordance with the allowed alternative accounting treatment provided for in IAS 23, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

This principle is similar to the one applied by the Group in its French GAAP financial statements.

2.3.4.4.7 Government grants

Under French GAAP, government grants are presented under other liabilities and taken to income over the period corresponding to the useful life of the asset to which they relate.

In SUEZ’s IFRS financial statements, government grants are shown as a deduction from the carrying amount of the assets concerned. As a result, the net carrying amount of property, plant and equipment decreased by €79 million at both January 1, 2004 and December 31, 2004. The adjustment has no impact on shareholders’ equity and net income.

2.3.4.4.8 Consolidated balance sheet presentation of power station capacity entitlements

The Group was involved in financing the construction of several nuclear power stations operated by third parties and in consideration, received the right to purchase a share of the production over the useful life of the assets.

Under IFRS, power station capacity entitlements are presented under intangible assets, whereas they are shown under property, plant and equipment under French GAAP.

To comply with IFRS, the Group has therefore reclassified the value of its capacity entitlements from “Property, plant and equipment” to “Intangible assets, net” in an amount of €644 million at January 1, 2004 and €662 million at December 31, 2004, after the impact of IFRS adjustments.

SUEZ 2005 FORM 20-F | F-42

Back to contents

2.3.4.5 Deferred taxes (IAS 12)

Under IAS 12, deferred taxes may not be discounted.

As provided for in CRC regulation 99-02, deferred taxes are discounted in the French GAAP financial statements when the impact of discounting at the level of a taxable entity is material and the periods in which the underlying temporary differences will reverse can be reliably estimated. This has a negative €139 million impact on shareholders’ equity at January 1, 2004, a positive €1 million impact on net income, and a negative €138 million impact on shareholders’ equity at December 31, 2004.

The positive tax effect of the other IFRS adjustments on shareholders’ equity amounted to €34 million at January 1, 2004 and €69 million at December 31, 2004, while the positive impact on net income came to €15 million.

2.3.4.6  Intangible assets (IAS 38)

At the inception or during the life of long-term concession contracts, the Group is required to make payments for concession operating rights.

In SUEZ’s French GAAP financial statements, the amounts paid or payable are recognized at their nominal amount.

In accordance with IFRS, the remaining amounts payable are recognized on a discounted basis. This adjustment had a negative impact on shareholders’ equity of €78 million at January 1, 2004 and €88 million at December 31, 2004, while the impact on net income was a negative €11 million.

2.3.4.7  Revenue recognition (IAS 18)

Part of the price received by the Group under certain long-term electricity sales contracts that do not qualify as finance leases under IFRIC 4, is fixed rather than being based on volumes. The fixed amount changes over the term of the contract.

In SUEZ’s French GAAP financial statements, revenues are recognized based on the contract terms and, in the case of long-term electricity sales contracts, the payment is recognized on the billing date.

Under IFRS, particularly IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next. The resulting negative impact on shareholders’ equity under IFRS amounts to €139 million at January 1, 2004 and €152 million at December 31, 2004, while the impact on net income is a negative €19 million.

In addition, the application of IAS 18 changes the consolidated income statement disclosure of certain transactions. This mainly relates to transactions entered into as part of energy trading activities and income received on behalf of third parties. In the French GAAP financial statements, the contribution of operational energy trading activities aimed at optimizing production assets and fuel and energy purchase and sale portfolios, is recorded in “Revenues” and “Purchases and changes in inventories.”

In accordance with IAS 18 and IAS 1, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, they are recognized in revenues based on the net amount. This change in presentation leads to a decrease of €1,761 million in revenues and a reduction in net operating expenses of the same amount, and does not therefore impact current operating income.

Revenues collected on behalf of third parties by the Environment Division, which are reported in the French GAAP financial statements under revenues and expenses, are now recognized in revenues on a net basis in the same way. This change in presentation leads to a decrease of €1,001 million in revenues; current operating income is not affected.

2.3.4.8  Securitization (IAS 27/SIC 12)

In the French GAAP financial statements at December 31, 2004, special purpose entities set up in connection with the Group’s securitization programs have not been consolidated. This accounting treatment complies with CRC regulation 99-02 and the recommendation of the French Accounting Board’s emerging issues task force (Comité d’Urgence du CNC) dated October 13, 2004. The impact of consolidating the special purpose entities on the financial statements at December 31, 2003 and December 31, 2004 is presented in Note 20.5 (“Off-balance sheet commitments - receivables securitization program”) of the 2004 “Reference Document.”

SUEZ 2005 FORM 20-F | F-43

Back to contents

In the IFRS financial statements, special purpose entities set up in connection with the Group’s securitization programs are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities, when the Group retains the majority of the risks and rewards incident to ownership of the related receivables.

This adjustment does not affect shareholders’ equity. However, it leads to:

•

an increase in receivables by an amount corresponding to the outstanding securitized receivables (€377 million at January 1, 2004 and €393 million at December 31, 2004);

•

an increase in borrowings corresponding to ordinary shares and to the amount deposited by the subsidiaries with the special purposes entities (overcollateralization).

2.3.4.9  Share-based payment (IFRS 2)

Under French GAAP, stock purchase and stock subscription plans granted to employees are not recognized but disclosed in off-balance sheet commitments.

Application of IFRS 2 results in the recognition of an expense corresponding to benefits granted to employees in the form of share-based payments. Options are valued by the Group at the grant date using the binomial valuation method. This value is recorded in personnel costs on a straight-line basis over the vesting period, offset through equity. Pursuant to the provisions of IFRS 1, only equity-settled plans granted after November 7, 2002 and not yet vested at January 1, 2005, are valued and recognized in personnel costs. Plans granted prior to November 7, 2002 are not valued and are not recognized in the financial statements.

2.3.4.10  Non-current assets held for sale and discontinued operations (IFRS 5)

Under IFRS 5, assets (or disposal groups) held for sale, together with the related liabilities, are to be presented separately on the face of the consolidated balance sheet, while income from discontinued operations should be presented as a single amount in the consolidated income statement.

Given the Group’s withdrawal from the Communications sector, the related assets and liabilities at January 1, 2004 were reclassified to separate lines of the consolidated balance sheet, i.e., “Assets held for sale” and “Liabilities relating to disposal groups held for sale.”

This reclassification can be analyzed as follows:

(in millions of euros)	Assets	Liabilities
M6	572	279
Noos	757	572
Paris Première	30	11
Other	95	50
Total	1,454	912

The Group sold these investments at the beginning of 2004.

2.3.4.11  Determining whether an arrangement contains a lease (IFRIC 4)

IFRIC 4 deals with the identification and accounting treatment of services, purchasing and sales contracts that do not take the legal form of a lease but convey to customers/suppliers the right to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be accounted for as either operating leases or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted by SUEZ where the Group is considered as acting as lessor and its customers as lessees.

SUEZ 2005 FORM 20-F | F-44

Back to contents

SUEZ is affected by this interpretation mainly with respect to:

•

certain energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•

certain contracts with industrial customers under which the Group operates the assets made available to them.

This adjustment has a negative impact of €6 million and €13 million on shareholders’ equity at January 1, 2004 and December 31, 2004, respectively, while the impact on 2004 net income is a negative €10 million.

2.3.4.12  Concessions

In its French GAAP financial statements, assets under concession are shown under property, plant and equipment, as follows:

•

assets acquired by the Group as required for operations under the concession contract, which are returned to the grantor of the concession at the end of the concession contract, are depreciated over the shorter of their estimated useful lives or the remaining concession period;

•

assets provided at no consideration by the grantor of the concession, for which the concession operator has the obligation to make capital renewals and replacements, are recorded under assets, with a corresponding liability recorded for the same amount under “Special concession accounts.” Depreciation of these assets is charged to the concession liability using the methods and useful lives described above, with no effect on the consolidated income statement.

The liability items therefore include:

•

the Group’s net liability posted as the offsetting entry to fixed assets received from grantors of concessions and recorded in “Property, plant and equipment.” Depreciation calculated on these assets is charged to the special concession account on the liabilities side of the consolidated balance sheet and therefore has no impact on income;

•

financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts;

•

additional depreciation (amortissement de caducité) recorded to reduce the carrying amount of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This depreciation charge is taken to income over the residual life of the contract.

The Group has decided to apply IFRIC draft interpretations with effect from January 1, 2004 (see Note 1.F).

For SUEZ, the following contracts fall within the scope of these draft interpretations:

•

public service concession contracts in France:

-

water distribution and treatment,

-

heating networks,

-

electricity distribution,

-

household waste incineration;

•

international water distribution contracts;

•

BOT (Build, Operate, Transfer) contracts for public services entered into with government authorities.

SUEZ 2005 FORM 20-F | F-45

Back to contents

The “intangible asset” method should be used to account for contracts where the concession operator is, in substance, directly paid by users, as in the case of public service concession agreements in France and most international water distribution contracts.

The main impacts of accounting for concession contracts using the intangible asset model are:

•

assets made available to the concession operator at no consideration, and the related liabilities, are no longer carried in the consolidated balance sheet;

•

start-up capital and renewal expenditure (that brings about an improvement in the facilities) incurred during the concession period is treated as an intangible asset (and not as property, plant and equipment).

The financial asset method should be used to account for contracts where the concession operator is, in substance, paid directly by the grantor of the concession, as in the case of BOT contracts.

The main impacts identified to date of accounting for concession contracts using the financial asset model are as follows:

•

assets made available by the concession grantor at no consideration, together with the related liabilities, are no longer carried in the consolidated balance sheet;

•

start-up capital and renewal expenditure (that brings about an improvment in the facilities) incurred during the concession period is treated as a financial asset (and not as property, plant and equipment as is currently the case;

•

revenues are reduced by the portion of the concession fee corresponding to the remuneration of concession services, with the remaining portion recognized as a repayment of the financial asset.

Capital renewal and replacement costs consist of obligations under concession contracts such as contractual obligations to restore sites, renewal and replacement plans, tracking accounts, etc.

These costs are recognized as (i) intangible or financial assets according to the applicable model, depending on whether the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the renewal restores the facility to its original condition).

Costs incurred to restore the asset to its original condition are accrued as a liability when there is a timing difference, at a given date, between the contractual obligation and its realization.

The impact of applying IFRIC’s draft interpretations on concession arrangements is a negative €72 million and €84 million on shareholders’ equity at January 1, 2004 and December 31, 2004, respectively, while the impact on 2004 net income is a negative €18 million.

2.3.4.13  Other items

2.3.4.13.1  Equity impacts (see table 2.3.1)

In the French GAAP financial statements, the impact of transferring Lydec pension obligations to an external fund was recorded:

•

in equity in the amount initially recognized when the obligations were first recorded at January 1, 1999 (€57 million, net of tax);

•

and in income for rights vested after January 1, 1999 (€77 million).

In accordance with IFRS, the reversal of these obligations is recorded in full through income, leading to a adjustment of €57 million net of tax.

This adjustment accounts for the majority of other IFRS restatements impacting Group equity.

2.3.4.13.2  Impacts on the income statement (see table 2.3.3.1)

In accordance with IAS 37, expenses corresponding to the reversal of discounting adjustments to long-term provisions for dismantling obligations, nuclear waste reprocessing costs and site restoration costs, are henceforth presented in “Other financial income and expenses,” as opposed to operating income in the French GAAP financial statements. This reclassification leads to an increase in financial expenses of €242 million at December 31, 2004, and a matching decrease in “Depreciation and amortization expense” in operating income.

SUEZ 2005 FORM 20-F | F-46

Back to contents

2.3.4.13.3  Impacts on the consolidated balance sheet (see tables 2.3.2.2 and 2.3.2.3)

A.  Consolidation of joint ventures

The Group has elected to continue consolidating jointly-controlled companies by the proportional method. Consequently, adoption of IFRS does not result in any change compared with the French GAAP financial statements.

B.  Goodwill relating to associates

Goodwill relating to associates, which was classified under “Goodwill” in the French GAAP financial statements, has been reclassified under “Investments in associates” in accordance with IFRS. The impact of this reclassification amounted to €128 million at January 1, 2004, and €127 million at December 31, 2004.

C.  Construction contracts falling within the scope of IAS 11

IAS 11 sets out specific guidance on presenting assets and liabilities relating to construction contracts.

Pursuant to these new regulations, current assets and liabilities relating to the application of the percentage of completion method are presented under IFRS in the consolidated balance sheet in “Amounts due from customers under construction contracts” within “Trade and other receivables” or “Amounts due to customers under construction contracts” within “Trade and other payables.”

Provisions for losses on completion of construction contracts are no longer presented under “Provisions,” but are reclassified, depending on the situation of the contract, as a deduction from “Amounts receivable from customers” or directly under “Amounts due to customers.”

The main income expenses recognized in equity concern the “Inventories and work-in-progress,” “Trade and other receivables,” “Other current liabilities,” “Trade and other payables” and “Provisions” lines.

2.3.5  Exceptional items included in current operating income

Current operating income for 2004 under IFRS includes income of €517 million (of which €369 million were shown in exceptional items under French GAAP) relating to material non-recurring events, broken down as follows:

•

the reversal of an amount of €184 million from the provision for Lydec’s pension and other employee benefit obligations further to the transfer of these obligations to an external fund in 2004. The amount reversed includes the write-back from the provision recognized in income in the French GAAP accounts, for €77 million (see section 2.3.3.2 B), and the reversal of the provision recorded in equity in the French GAAP accounts, for €148 million, adjusted for the actuarial losses recognized in the opening consolidated balance sheet in an amount of €41 million. In the IFRS financial statements, all of the provision must be written back through income;

•

the reversal of the provision for nuclear waste processing in an amount of €152 million (see section 2.3.3.2.B);

•

a gain of €140 million relating to the estimated value of the right to bill for supplementary pension and similar benefits paid by the Group to employees providing services on behalf of distribution network operators in Belgium (see section 2.3.3.2.B).

SUEZ 2005 FORM 20-F | F-47

Back to contents

2.3.6  Impact of adjustments on the consolidated cash flow statement

(in millions of euros)	December 31, 2004 (French GAAP)	IFRS income statement reclassification	Presentation of financial items under cash flow from financing/ investing activities	Separate presentation of income tax payments	IFRS adjustments Non-cash items	December 31, 2004
Net income	2,637				(109)	2,528
- Share in net income/(loss) of associates	290				(8)	282
+ Dividends received from associates	532					532
- Net depreciation, amortization and provisions	(1,419)	(736)	298		87	(1,770)
- Net capital gains on disposals (incl. reversals of provisions)	129	31		(6)	24	178
- Net income on discontinued operations		716				716
+ Other items with no cash impact	318	12	(23)	(304)	19	22
Gross cash flow (French GAAP format)	4,487				(193)
- Income tax				(929)	3	(926)
- Financial loss			(1,053)		(26)	(1,079)
Cash generated from operations before income tax and working capital requirements		-	733	632	(170)	5,681
+ Income tax paid				(729)	-	(729)
Change in working capital requirements	(110)		-	98	30	18
Cash Flow from (used in) Operating Activities	4,377	-	733	-	(140)	4,970
Purchases of property, plant and equipment and intangible assets	(2,171)				134	(2,037)
Acquisitions of entities net of cash and cash equivalents acquired	(520)					(520)
Acquisitions of available-for-sale securities	(160)					(160)
Disposals of property, plant and equipment and intangible assets	340				1	341
Disposals of entities net of cash and cash equivalents sold	1,599				-	1,599
Disposals of available-for-sale securities	733					733
Interest and dividends received on non-current financial assets			242			242
Other cash requirements	(103)		(2)		31	(75)
Cash Flow from (used in) Investing Activities	(282)		240	-	166	124
Dividends paid	(1,490)					(1,490)
Repayment of borrowings and long-term debt	(8,283)		379		(23)	(7,927)
Change in short-term securities					(20)	(20)
Interest paid			(1,267)		(16)	(1,283)
Interest received on cash and cash equivalents			186			186
Increase in borrowings and long-term debt	2,352		(271)		33	2,114
Treasury stock movements	19					19
Increase (decrease) in capital	318				-	318
Cash Flow from (used In) Financing Activities	(7,084)	-	(973)	-	(26)	(8,083)
Effect of changes in consolidation method, exchange rates and other	97				-	97
Total Cash Flow for the Year	(2,892)	-	-	-	-	(2,892)
Cash and Cash Equivalents at Beginning of Period	9,803					9,803
Cash and Cash Equivalents at End of Period	6,911			-	-	6,911

SUEZ 2005 FORM 20-F | F-48

Back to contents

Financial items with an impact on cash flow are presented in cash flows from investing activities (interests and dividends received) and in cash flows from financing activities when they relate to borrowings less securities and cash and cash equivalents.

Income tax is presented separately under cash flows from operating activities.

2.4  Impacts of IAS 32 and IAS 39 adoption

2.4.1  Reconciliation between the IFRS consolidated balance sheet at December 31, 2004 (before adoption of IAS 32 and IAS 39) and the IFRS consolidated balance sheet at January 1, 2005 (after adoption of IAS 32 and IAS 39)

IFRS Balance Sheet(in millions of euro)	Dec. 31, 2004 IFRS §2.3.2.3.B	Reclassi-fications: IAS 32/39	Dec. 31, 2004 (IAS 32/39 Format)	Fortis warrants and shares §2.4.3.1	Available-for-sale securities §2.4.3.2	Commodity derivatives §2.4.3.5	Debt-related derivatives §2.4.3.3	Net investment hedges §2.4.3.4	Other §2.4.3.6	Jan. 1, 2005
Non-Current Assets
Intangible assets, net	3,352.9		3,352.9						-	3,352.9
Goodwill	5,322.3		5,322.3						-	5,322.3
Property, plant and equipment, net	19,366.8	-	19,366.7						-	19,366.7
Financial assets	4,969.8	(4,969.8)	-
Available-for-sale securities	-	1,548.1	1,548.1		568.0				106.6	2,222.6
Loans and receivables carried at amortized cost	-	2,036.3	2,036.3						496.4	2,532.8
Derivative instruments (incl. commodity derivatives)	-		-			226.2	578.2	248.5	20.1	1,072.9
Investments in associates	2,938.8	-	2,938.8						(435.5)	2,503.3
Other non-current assets	296.3	1,385.6	1,681.9						(1.2)	1,680.7
Deferred tax assets	720.9		720.9						227.4	948.3
Total Non-Current Assets	36,967.8	-	36,967.8		568.0	226.2	578.2	248.5	413.7	39,002.5
Current Assets
Financial assets	771.3	(771.3)	-
Available-for-sale securities	-	1,339.3	1,339.3	192.0	-				(106.8)	1,424.5
Derivative instruments (incl. commodity derivatives)	-		-	124.0		830.1	34.5		45.8	1,034.4
Loans and receivables carried at amortized cost	-	584.6	584.6						7.1	591.7
Trade and other receivables	-	9,733.9	9,733.9						(0.5)	9,733.4
Inventories	1,145.7		1,145.7						-	1,145.6
Other current assets	12,784.7	(9,653.8)	3,130.8					(341.8)	(48.5)	2,740.5
Short-term securities	-	412.9	412.9				7.4		-	420.3
Cash and cash equivalents	8,557.2	(1,645.6)	6,911.6				(25.4)		-	6,886.2
Total Current Assets	23,258.8	-	23,258.8	316.0	-	830.1	16.5	(341.8)	(102.9)	23,976.6
Total Assets	60,226.5		60,226.5	316.0	568.0	1,056.3	594.7	(93.3)	310.9	62,979.1

SUEZ 2005 FORM 20-F | F-49

Back to contents

IFRS Balance Sheet (in millions of euro)	Dec. 31, 2004 IFRS §2.3.2.3.B	Reclassi-fications: IAS 32/39	Dec. 31, 2004 (IAS 32/39 Format)	Fortis warrants and shares §2.4.3.1	Available-for-sale securities §2.4.3.2	Commodity derivatives §2.4.3.5	Debt-related derivatives §2.4.3.3	Net investment hedges §2.4.3.4	Other §2.4.3.6	Jan. 1, 2005
Shareholders’ equity	7,837.5		7,837.5	2.0	528.7	(348.1)	(109.5)	4.0	114.9	8,029.5
of which reserves subject to reclassification	-		-	192.0	528.7	(161.7)	(100.7)	73.5	97.3	629.1
Minority interests	5,078.7		5,078.7	-	39.3	7.9	(18.4)	(1.6)	22.5	5,128.4
of which reserves subject to reclassification	-		-		39.3	23.9	(18.4)	(12.5)	24.7	56.9
Total Equity	12,916.2		12,916.2	2.0	568.0	(340.2)	(127.9)	2.4	137.3	13,157.9
Non-Current Liabilities
Special concession accounts	-		-						-	-
Provisions	8,390.1		8,390.1					(10.5)	(17.8)	8,361.8
Long-term borrowings	16,251.6		16,251.6				457.1		-	16,708.7
Derivative instruments (incl. commodity derivatives)						393.1	106.8	61.4	39.4	600.7
Other financial liabilities		443.1	443.1						(0.6)	442.5
Other non-current liabilities	1,523.5	(443.1)	1,080.4						(1.6)	1,078.8
Deferred tax liabilities	964.4		964.4						118.3	1,082.7
Total Non-Current Liabilities	27,129.7		27,129.7			393.1	563.9	51.0	137.6	28,275.2
Current Liabilities
Provisions	1,872.3		1,872.3					(8.3)	(2.8)	1,861.2
Short-term borrowings	4,001.5		4,001.5	79.0			134.3		(0.1)	4,214.7
Derivative instruments (incl. commodity derivatives)				235.0		1,054.8	24.3		25.8	1,340.0
Trade and other payables	9,204.2		9,204.2						(5.1)	9,199.0
Other current liabilities	5,102.6		5,102.6			(51.4)		(138.3)	18.2	4,931.1
Total Current Liabilities	20,180.6		20,180.6	314.0		1,003.4	158.6	(146.7)	36.0	21,546.0
Total Equity and Liabilities	60,226.5		60,226.5	316.0	568.0	1,056.3	594.7	(93.3)	310.9	62,979.1

2.4.2  Presentation of the main reclassifications

In order to ensure that the consolidated balance sheet presentation is comparable over one period to the next, the comparative consolidated balance sheet at December 31, 2004 included in the summary financial statements and explanatory notes takes into account the provisions rules set out in IAS 32.

Application of IAS 32 has led to the following changes in presentation of the Group’s financial statements:

•

non-current financial assets (€4,970 million) included €1,548 million of investments now classified as available-for-sale financial assets, €2,036 million of loans and advances to subsidiaries and affiliates, and receivables relating to the accounting treatment of concessions and the impact of IFRIC 4, now classified as non-current loans and receivables carried at amortized cost, and €1,386 million of reimbursement rights measured in accordance with IAS 19 (see Note 1.P), which are now classified as other non-current assets.

•

current financial assets (€771 million) included €510 million relating to the current portion of loans and advances to subsidiaries and affiliates now classified as current loans and receivables carried at amortized cost.

•

marketable securities not meeting the definition of cash and cash equivalents were previously disclosed within “Liquidities and marketable securities.” They are now classified as either available-for-sale securities (€1,339 million) or other short-term securities measured at fair value (€413 million).

•

trade and other receivables (€9,733 million) previously included within “Other current assets” are now disclosed as a separate line item.

SUEZ 2005 FORM 20-F | F-50

Back to contents

2.4.3  Presentation of the main adjustments

2.4.3.1  Fortis shares and bond issue redeemable in Fortis shares

In accordance with IAS 39, the derivatives (a call spread and forward sale of Fortis shares) embedded in the bond issue redeemable in Fortis shares have been separately recognized and measured at fair value as a financial asset and a financial liability (respectively, €124 million and €235 million). Recognition of the bond issue at amortized cost had an impact of €79 million on borrowings, leading to a total negative impact of €190 million on consolidated reserves.

Recognition of the Fortis shares at fair value in accordance with the accounting treatment prescribed for available-for-sale financial assets (see section 2.4.3.2) had a positive impact of €192 million on shareholders’ equity (other comprehensive income).

2.4.3.2  Other available-for-sale securities

In accordance with IAS 39, available-for-sale financial assets are measured at fair value. Any difference between market value and the carrying amount of securities under French GAAP is recognized, net of deferred tax if applicable, within shareholders’ equity. Considering that securities were previously recognized under French GAAP at the lower of historical cost and market value, this adjustment has a positive impact of €568 million on equity (€528 million on shareholders’ equity).

2.4.3.3  Debt-related derivatives

All derivatives used by the Group to reduce and manage its exposure to the foreign exchange and interest rate risks associated with its borrowings and cash investments are recognized in the consolidated balance sheet at fair value, whether or not they qualify as hedges under IAS 39. They are carried in the consolidated balance sheet as asset and liabilities for €131 million and €613 million, respectively, and are recognized separately from changes in the fair value of the corresponding hedged assets and liabilities. All borrowings are recognized at amortized cost. The gain or loss on the borrowing attributable to the hedged risk is recognized in income and adjusts the carrying amount of the hedged liability.

The main consolidated balance sheet adjustments arise from:

•

the qualification as fair value hedges of GIE SUEZ Alliance fixed-rate interest bond issues, which has a €253 million impact on derivative assets and a €294 million impact on borrowings (including the effect of adjustment in accordance with the effective interest rate method);

•

a complex foreign currency borrowing accounting for an additional increase of €208 million in the above two captions.

The total negative impact on equity amounts to €127 million, of which €100 million is recorded as other comprehensive income.

Cash flow hedges

Hedges of future cash flows, mainly comprising derivatives transforming variable-rate liabilities into fixed rate liabilities and, to a lesser extent, foreign exchange derivatives, had a negative impact of €100 million on consolidated reserves recorded as other comprehensive income.

Fair value hedges

Where fair value hedging relationships exist, both the hedging instrument and the hedged item (borrowings) are remeasured, thus neutralizing the impact of the hedges on shareholders’ equity within the opening consolidated balance sheet.

Derivatives not qualifying as hedges

The net impact on equity and on the consolidated balance sheet in general of derivatives not qualifying as hedges under IAS 39 is not material.

SUEZ 2005 FORM 20-F | F-51

Back to contents

2.4.3.4  Foreign exchange derivatives - hedges of net investments

Hedges of net investments in a foreign currency were qualified as hedges prior to the adoption of IAS 39, and changes in the market value of their foreign currency component were recognized as part of the cumulative translation adjustment. As a result of the adoption of IAS 39, the Group’s share of the cumulative translation adjustment (€67 million) relating to hedges of net investments has been reclassified in shareholders’ equity under other the comprehensive income on net investment hedges, and the net change in value of the interest rate component of these hedges, representing an immaterial amount, has been recognized within consolidated reserves.

The market values of the foreign currency components were previously disclosed as other non-current assets and liabilities but are now disclosed as non-current derivative assets and liabilities for €248 million and €61 million, respectively.

2.4.3.5  Commodity derivatives

Within the framework of its operating activities, the Group uses derivatives to manage and reduce its exposure to variations in the market prices of commodities, in particular in the gas and electricity markets and as part of its energy trading activities.

As required by IAS 39, derivatives are recognized in the balance sheet at fair value and continue to be adjusted to fair value whether or not they qualify as hedges. In the case of commodity derivatives, changes in fair value are recognized as part of income from operating activities except when such derivatives qualify as cash flow hedges, in which case changes in fair value corresponding to the effective portion of the hedge are recognized within equity.

Hedging transactions

In order to attenuate the risks of unfavorable changes in market prices liable to affect the cost of purchases or the margins associated with highly probable future sales transactions, the Group hedges future cash flows using derivatives available on organized exchanges or over-the-counter. At January 1, 2005, the Group had no fair value hedges.

Derivatives used by the Group mainly take the form of forward and futures contracts, swaps and options for commodities such as natural gas, electricity, diesel fuel, heating oil and crude oil. They may provide for net settlement or for physical delivery.

Hedge accounting must be applied if the criteria defined by IAS 39 are met (see Note 1.M).

At December 31, 2004, the fair value of derivatives used as cash flow hedges was not recognized in the balance sheet but disclosed within off-balance sheet commitments.

In accordance with IAS 39, changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges are recognized directly within equity, while changes in fair value of the ineffective portion are recognized as part of income from operating activities. The gains and losses initially recognized within equity are transferred to the income statement, within the same caption as the hedged transaction (revenues or purchases and changes in inventories), when the hedged transaction takes place.

Recognition of cash flow hedges at fair value has a negative pre-tax impact of €162 million on other comprehensive income at January 1, 2005. This amount mainly comprises derivatives relating to LNG operations in the United States, and is used to hedge variations in cash flows linked both to the indexing of long-term purchases to oil prices, and to forward sales concluded at market prices. It also comprises certain forward purchase contracts entered into within the scope of the U.S. electricity distribution business with a view to reducing the risk of fluctuation in cash flows.

Proprietary energy trading operations

In Europe, the Group engages in energy trading both on its own behalf and on behalf of its customers. To this end, the Group enters into spot and forward transactions in natural gas, electricity and various oil products on organized exchanges and over-the-counter, using a range of instruments including forwards, futures, swaps and options.

These trading operations were already measured at fair value in the financial statements at December 31, 2004. The adoption of IAS 39 therefore has no significant impact on equity in this respect.

SUEZ 2005 FORM 20-F | F-52

Back to contents

Commodity derivatives not qualifying as hedges

Most electricity and gas purchase and sales contracts entered into by the Group provide for physical delivery of quantities intended to be consumed or sold by the entity within a reasonable period and as part of its ordinary business; such contracts are thus excluded from the scope of IAS 39. The Group is nevertheless a party to certain contracts which qualify as derivatives under IAS 39 but did not qualify as derivatives in accordance with French GAAP. These contracts have now been recognized at fair value in the consolidated balance sheet by adjusting consolidated reserves. Subsequent changes in the fair value of these contracts will be recognized as part of income from operating activities. The negative pre-tax impact of this adjustment on shareholders’ equity amounts to €77 million.

The contracts involved are mainly:

(i)

those used to manage global exposure to certain market risks, a hedging strategy which is not recognized as such by IAS 39;

(ii)

those entered into by the Group in order to improve margins by taking advantage of certain differences in market prices, notably in the case of strategies designed to manage product price risk (including in the case of purchases of fuel and sales of electricity) involving the entity’s physical assets and aimed at optimizing sites’ operating performance;

(iii)

sales contracts analyzed by IAS 39 as written options.

Embedded commodity derivatives

The Group has also entered into certain commodity purchase and sales contracts which are excluded as a whole from the scope of IAS 39 but nevertheless contain particular clauses which meet the definition of a derivative provided by IAS 39. Such embedded derivatives have been separated from their host contracts and recognized in the consolidated balance sheet at fair value at January 1, 2005.

Adjustment of these derivatives has a negative pre-tax impact of €118 million on shareholders’ equity.

These embedded derivatives more specifically comprise:

(i)

price clauses linking contract prices to an index or to the price of a different commodity than the one contracted for;

(ii)

clauses modifying the duration of contracts;

(iii)

or clauses providing for indexation to foreign currencies not considered to be closely related to the host contract.

Consolidated balance sheet presentation of commodity derivatives

The provisions of IAS 32 relating to offsetting of financial assets and liabilities only authorize offsetting in the consolidated balance sheet of positive and negative market values of financial instruments in specific circumstances.

Recognition of commodity derivatives in accordance with IAS 32 and IAS 39 has an impact of €830 million and €226 million, respectively, on current and non-current financial assets, and of €1,055 million and €393 million, respectively, on current and non-current financial liabilities.

2.4.3.6  Other adjustments

Other adjustments essentially reflect the application of IAS 39 by associates (the total positive impact of €45 million is included within the “Investments in associates” caption), the recognition of cash flow hedges other than for commodities, and deferred tax relating to all other adjustments and adjustments (impact on equity of €106 million).

SUEZ 2005 FORM 20-F | F-53

Back to contents

2.4.4  Reconciliation between equity under IFRS at December 31, 2004 (prior to adoption of IAS 32 and IAS 39) and at January 1, 2005 (after adoption of IAS 32 and IAS 39)

At January 1, 2005, the impact on shareholders’ equity of the first-time adoption of IAS 32 and IAS 39 may be analyzed as follows:

	Explanatory note	Shareholders’ equity	Minority interests	Total
Equity at December 31, 2004		7,838	5,079	12,916
Revaluation of available-for-sale financial assets		743	49	792
Of which (Group share):
Fortis shares	2.4.3.1	192
Available-for-sale securities	2.4.3.2	528
Other(1)		23
Change in fair value of cash flow hedges		(248)	20	(228)
Of which (Group share):
Commodity derivatives	2.4.3.5	(162)
Debt-related derivatives	2.4.3.3	(100)
Other		14
Change in fair value of hedges of net investments	2.4.3.4	73	(13)	60
Deferred income tax		60	(3)	57
Sub-total income (expense) recognized in equity		629	54	683
Cumulative translation adjustment		(67)	11	(56)
Consolidated reserves		(370)	(16)	(386)
Of which (Group share):
Fortis (embedded derivatives and amortized cost)	2.4.3.1	(190)
Embedded commodity derivatives	2.4.3.5	(118)
Commodity derivatives not qualifying as hedges	2.4.3.5	(77)
Other		(21)
Income taxes		36
Total impact IAS 32/IAS39		192	49	241
Equity at January 1, 2005		8,030	5,128	13,158
(1) Mainly available-for-sale securities held by associates.

SUEZ 2005 FORM 20-F | F-54

Back to contents

NOTE 3

SIGNIFICANT EVENTS

3.1  Business combinations carried out during the year

Under the Partnership Agreement signed between SNCF and Electrabel on October 21, 2002, SNCF, beyond the agreement authorizing Electrabel to market the production capacity of SHEM (Société Hydroélectrique du Midi), held a put option on 80% of SHEM’s share capital. This option was exercised by SNCF on January 20, 2005 in relation to a first tranche of 40% of SHEM’s capital which was sold to Electrabel on that date. The second 40% tranche will be automatically transferred to Electrabel within two years of the first option exercise date.

Pursuant to an agreement, Electrabel has controlled SHEM since the acquisition of the initial 40% of the company’s capital, and SHEM was fully consolidated in SUEZ’s consolidated financial statements from January 20, 2005 based on an 80% interest.

Electrabel also granted SNCF an additional undertaking to purchase the residual 19.6% of SHEM’s capital held by SNCF.

The price set for the acquisition of the company’s entire share capital was €846.7 million.

The significant effects of this acquisition on the Group’s financial statements which could impact year-on-year comparisons are:

•

the recognition of a payable due to SNCF, recorded under “Other financial liabilities” in an amount of €499 million, reflecting Electrabel’s commitment to purchase the second 40% tranche of SHEM’s capital and the put option relating to SNCF’s residual 19.6% minority interest;

•

the recognition of €230 million in goodwill following the allocation to acquired assets and liabilities, principally to “Property, plant and equipment” and “Deferred tax,” in an amount of €456 million.

In respect of non-current assets the impact of this transaction on year-on-year comparability is relatively limited in spite of SHEM’s size, due to the Group’s decision to elect for the early adoption of IFRIC 4 - Determining Whether an Arrangement Contains a Lease, as from January 1, 2004.

In 2002, prior to the acquisition of shares in SHEM, Electrabel had already entered into an agreement with SNCF, authorizing Electrabel to market SHEM’s production capacity. Since this agreement conveys a “right of use” as defined by IFRIC 4 and meets the definition of a “finance lease” as set out in IAS 17 - Leases, the comparative consolidated financial statements for 2004 already include SHEM’s property, plant and equipment in an amount of €702 million, recording against liabilities.

3.2  Disposals

On September 13, 2002, the Belgian Federal Council of Ministers appointed ESO/Elia grid operator of the high-voltage electricity transmission network in Belgium. In line with the commitments made at that time Electrabel and SPE, ESO/Elia’s historic shareholders, carried out an IPO in relation to their respective stakes, covering 40% of ESO/Elia’s capital.

Consequently, 57.14% of Electrabel’s stake in Elia System Operator (representing 36.60% of all outstanding shares) was listed at the end of first-half 2005. The Group’s interest in Elia System Operator continues therefore to be consolidated by the equity method, on the basis of a 27.45% stake at December 31, 2005, compared to a 64.1% stake at December 31, 2004.

This transaction resulted in a consolidated capital gain of €626 million.

The flotation of this major portion of Electrabel’s stake in Elia System Operator resulted in cash inflows totaling €395 million. After taking into account Elia’s capital increase, to which Electrabel subscribed for an amount of €43 million, net cash inflows stood at €352 million.

3.3  Cash and share bid for Electrabel

In its meeting of August 9, 2005, the Board of Directors of SUEZ approved the launch of a cash and share bid for the portion of Electrabel not already owned by the Group (49.9%).

SUEZ offered €322 in cash and four SUEZ shares for each Electrabel share.

Electrabel’s Board of Directors approved the bid on August 24, 2005.

SUEZ 2005 FORM 20-F | F-55

Back to contents

On August 9, 2005, SUEZ also put in place a credit facility for an initial amount of €7.9 billion, later reduced to €3.2 billion, aimed at partially financing the cash component of the offer. This credit facility was syndicated in September 2005. The remainder of the cash bid was financed by cash available at SUEZ SA in addition to other sources of financing raised on the banking and capital markets.

On September 7, 2005, the Board of Directors of SUEZ approved a capital increase under the following terms and conditions:

•

capital increase with preferential subscription rights:

€2,368 million;

•

number of shares issued:

114,973,952;

•

subscription price:

€20.60.

Due to this capital increase, the offer price was subsequently adjusted to €323.56. By the end of the offer period on December 6, 2005, SUEZ had acquired a further 48.54% of Electrabel’s shares, raising its total stake to 98.62%.

This transaction is recorded in the financial statements as follows:

•

financial investment:

€11,092 million;

•

capital increase:

€2,414 million;

•

recognition of goodwill:

€7,332 million;

•

decrease in minority interests:

€3,760 million;

•

additional share in net income:

€117 million (corresponding to the further interest acquired in Electrabel from November 1, 2005).

3.4  Assignment of litigious receivables

On September 5, 2005, SUEZ sold without recourse litigious receivables due from the French State to a financial institution for a firm and definitive price of €995.4 million. The impacts of this sale were recognized in the consolidated financial statements for the year ended December 31, 2005 as (i) SUEZ has no commitments to reimburse the sale price, (ii) the triggering of the commonly granted warranties given by SUEZ is deemed to be improbable and (iii) the Group no longer has any active involvement in the recovery procedures.

As the assigned receivables relate to tax previously paid by the Group via a deduction from equity, the corresponding sale price has been recorded as an increase of equity.

3.5  Restructuring of the distribution sector in Belgium

On December 19, 2005, Electrabel’s Board of Directors approved a series of agreements which provide for the merger in 2006 of Electrabel Netten Vlaanderen (grid operator), GeDIS (energy strategy, rationalization of energy usage, and public service commitments) and the Flemish platform Indexis (collection, processing and transmission of metering data). This agreement will pave the way for a “single operator” on the electricity and natural gas distribution networks in Flanders. The new entity is to be named Eandis, and will be a wholly-owned subsidiary of the mixed inter-municipal network distribution companies. It will combine all of the personnel of the merged entities in addition to certain employees transferred from Electrabel’s corporate headquarters.

The restructuring operation will impact the 2006 financial statements; its impact on net income taken as a whole will not be material.

Electrabel Netten Vlaanderen’s contribution to the Group’s consolidated balance sheet at December 31, 2005, and income statement for the year then ended, can be summarized as follows:

•

assets totaling €768 million, breaking down as follows:

-

receivables:

€145.5 million

-

cash and cash equivalents:

€4.1 million

-

other assets (mainly reimbursement rights on pension commitments):

€611.2 million

SUEZ 2005 FORM 20-F | F-56

Back to contents

•

liabilities totaling €725.7 million, essentially comprising:

-

provisions for pension and other employee benefit obligations:

€602.7 million

-

accounts payable:

€120.2 million

•

in the income statement:

-

revenues:

€786.7 million

-

income from operating activities:

€32.5 million

-

net income:

€18.9 million

3.6  Discontinued operations

In line with its strategy of withdrawing from the Communication sector, the Group sold the following companies in 2004:

Métropole TV

In January 2004, SUEZ sold 29.2% of the share capital of Métropole TV in a market transaction combined with a sale to institutional shareholders. Métropole TV was subsequently deconsolidated from January 1, 2004 and the €753 million gain on the disposal was recorded under “Net income/(loss) from discontinued operations.”

The 5% of Métropole TV’s share capital retained by SUEZ is recorded under “Available-for-sale securities” in the consolidated balance sheet (see Note 20.1).

Noos

In accordance with an agreement entered into between SUEZ and United Global Com (UGC) on March 15, 2004, and further to the lifting of the applicable conditions precedent in June of that year, SUEZ sold Noos to UPC Broadband France, the holding company of the UGC France group, in which SUEZ acquired a 19.9% stake. The shareholding was included under “Available-for-sale securities” as of December 31, 2004.1 The impact of this transaction was not material.

NOTE 4

SEGMENT INFORMATION

In accordance with IAS 14, the Group’s primary reporting format is business segments and its secondary reporting format is geographical location. This distinction reflects the Group’s organizational and management structure.

4.1  Business segments

After the early-2004 sale of its remaining investments in the Communication sector, SUEZ’s operations are organized around four core segments: Electricity and Gas, Energy Services, Environment and Other Services. In order to make its segment information easier to understand, the Electricity and Gas segment has been further broken down between Europe (SUEZ Energy Europe) and International (SUEZ Energy International).

These sectors are all managed separately as each of them develops, produces and sells different products and services or targets different client markets. The operations of these sectors are as follows:

•

Electricity and Gas: the subsidiaries in this segment produce electricity, and/or provide electricity transmission and distribution services, and/or supply, transport or distribute natural gas:

-

in Europe, SUEZ Energy Europe (SEE): through Electrabel, Distrigas and Fluxys (listed companies controlled by the Group),

-

outside Europe, SUEZ Energy International (SEI): these subsidiaries produce, transport, and, to a lesser extent, distribute electricity and natural gas, primarily in the United States, Brazil, Chile, Thailand and the Middle East.

(1)

This shareholding was disposed of during first-half 2005.

SUEZ 2005 FORM 20-F | F-57

Back to contents

•

SUEZ Energy Services (SES): these subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical and heating facilities, pipeline systems and energy networks.

•

SUEZ Environment (SE): subsidiaries operating in this business segment provide private customers and local authorities with:

-

water distribution and treatment services under concession contracts (water management) and water purification facility design and construction services (turnkey engineering);

-

as well as waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

•

Other Services: this segment includes the contributions of holding companies and entities used for centralized Group financing purposes.

The accounting policies applied to segment information are identical to those used for the consolidated financial statements.

4.1.1  Segment information - Income statement

	At December 31, 2005
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Eliminations	Total
Total revenues	14,214.4	5,878.5	20,092.9	10,359.9	11,091.5	-	(55.4)	41,488.9
- Revenues (external sales)	14,193.0	5,878.5	20,071.6	10,328.7	11,088.6			41,488.9
- Inter-segment sales (intra-Group)	21.4		21.4	31.1	2.9		(55.4)	-
Gross operating income/(loss)	2,854.4	1,334.7	4,189.1	562.7	1,914.3	(157.9)		6,508.2
Current operating income/(loss)	1,963.2	746.6	2,709.8	358.8	1,003.5	(169.9)		3,902.2
- Mark-to-market on derivative instruments	(229.1)	78.9	(150.2)	(0.5)	0.5	(0.9)		(151.1)
- Impairment	(78.9)	(269.4)	(348.3)	(84.0)	(209.1)	(16.5)		(657.9)
- Restructuring costs	13.0	-	13.0	(86.7)	(22.4)	(5.4)		(101.5)
Segment income (IAS 14)	1,668.2	556.1	2,224.3	187.6	772.5	(192.7)		2,991.7
- Asset disposals	714.4	245.2	959.6	41.5	493.0	35.8		1,529.9
Income/(loss) from operating activities	2,382.6	801.3	3,183.9	229.1	1,265.5	(156.9)		4,521.6
Share in income of associates	473.8	33.1	506.9	33.3	18.8	6.5		565.5

	At December 31, 2004
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Eliminations	Total
Total revenues	12,914.9	4,892.0	17,806.9	9,764.8	10,543.6	28.4	(86.0)	38,057.7
- Revenues (external sales)	12,895.5	4,892.0	17,787.5	9,732.6	10,537.6	-		38,057.7
- Inter-segment sales (intra-Group)	19.4	-	19.4	32.2	6.0	28.4	(86.0)	-
Gross operating income/(loss)	2,650.7	1,178.4	3,829.1	557.8	1,765.1	(219.6)		5,932.4
Current operating income/(loss)	1,997.7	779.3	2,777.0	217.6	939.8	(197.7)		3,736.7
- Mark-to-market on derivative instruments	-	-	-	-	-	-		-
- Impairment	10.8	(0.6)	10.2	(9.0)	(210.5)	(58.9)		(268.2)
- Restructuring costs	(7.9)	-	(7.9)	(28.2)	(26.1)	(11.6)		(73.8)
Segment income (IAS 14)	2,000.6	778.7	2,779.3	180.4	703.2	(268.2)		3,394.7
- Asset disposals	6.0	(47.2)	(41.2)	19.9	69.5	96.7		144.9
Income/(loss) from operating activities	2,006.6	731.5	2,738.1	200.3	772.7	(171.5)		3,539.6
Share in income of associates	227.5	8.6	236.1	1.7	32.5	6.6		276.9

SUEZ 2005 FORM 20-F | F-58

Back to contents

4.1.2  Segment information - Balance sheet

	At December 31, 2005
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Total
Segment assets (IAS 14)	27,491.4	10,527.5	38,018.9	7,161.4	13,218.1	293.2	58,691.6
Segment liabilities (IAS 14)	16,404.3	3,658.8	20,063.1	5,670.7	7,099.1	572.0	33,404.9
Investments in associates	2,434.6	392.1	2,826.7	11.5	255.9	124.4	3,218.5
Capital employed (at year-end)	14,786.3	8,579.3	23,365.6	1,742.0	7,593.1	542.9	33,243.6

	At January 1, 2005
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Total
Segment assets (IAS 14)	15,864.8	8,987.0	24,851.8	6,712.6	12,600.2	374.7	44,539.3
Segment liabilities (IAS 14)	12,495.6	2,007.7	14,503.3	5,094.9	6,652.0	694.8	26,945.0
Investments in associates	1,954.7	109.9	2,064.6	(19.5)	345.6	112.6	2,503.3
Capital employed (at year-end)	7,112.8	7,926.2	15,039.0	1,864.2	7,380.1	591.9	24,875.2

	At December 31, 2004
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Total
Segment assets (IAS 14)	15,060.0	9,038.1	24,098.1	6,709.0	12,608.7	393.2	43,809.0
Segment liabilities (IAS 14)	11,709.0	1,500.7	13,209.7	5,087.4	6,671.7	681.6	25,650.4
Investments in associates	2,413.4	110.3	2,523.7	(19.5)	345.1	89.5	2,938.8
Capital employed (at year-end)	7,112.8	7,926.2	15,039.0	1,864.2	7,380.1	591.9	24,875.2

SUEZ 2005 FORM 20-F | F-59

Back to contents

4.1.3 Segment information - Cash flow statement

	At December 31, 2005
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Total
Cash generated from operations before income tax and working capital requirements	2,646.1	1,267.2	3,913.3	457.0	1,656.2	(275.6)	5,750.9
Acquisitions of property, plant and equipment and intangible assets(a)	1,116.1	256.1	1,372.2	264.1	977.5	7.5	2,621.3
Disposals of property, plant and equipment and intangible assets(b)	263.7	16.1	279.8	37.6	73.5	(0.6)	390.3

	At December 31, 2004
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Total
Cash generated from operations before income tax and working capital requirements	2,695.3	1,159.7	3,855.0	493.4	1,501.7	(169.2)	5,680.9
Acquisitions of property, plant and equipment and intangible assets(a)	591.9	286.1	878.0	240.1	950.8	4..4	2,073.3
Disposals of property, plant and equipment and intangible assets(b)	137.1	9.6	146.7	17.5	189.5	0.2	353.9

(a)

Acquisitions of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in the amounts payable to fixed asset suppliers, which totaled €45.8 million and €(36.6) million in 2005 and 2004 respectively.

(b)

Disposals of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in the amounts receivable from sales of fixed assets, which totaled €(35.4) million and €(12.8) million in 2005 and 2004 respectively.

4.2  Geographical segments

The amounts set out below are analyzed by:

•

destination of products and services sold for revenues;

•

geographic location of the subsidiaries in relation to other information.

	Revenues		Segment assets			Investments		Capital employed
(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004*
France	9,719.7	8,576.6	10,298.9	9,514.9	9,627.8	519.1	523.3	4,000.7	3,407.7
Belgium	10,961.6	11,754.6	22,599.7	11,907.0	11,318.1	596.9	425.1	10,123.1	2,734.7
Other EU countries	10,956.9	8,892.6	10,678.8	10,068.6	10,067.2	956.8	551.1	7,790.6	8,349.5
Other European countries	975.1	998.1	712.6	609.8	609.8	8.3	18.3	452.8	434.5
North America	4,092.1	3,500.9	7,517.0	6,189.2	5,941.6	231.6	246.1	5,008.3	4,749.8
South America	2,120.3	1,822.3	4,267.4	3,987.4	3,987.4	155.6	171.8	3,714.3	3,276.6
Asia-Pacific and the Middle East	2,063.0	1,906.7	2,281.8	1,915.9	1,910.6	131.5	114.8	2,054.0	1,808.1
Africa	600.2	605.9	335.4	346.5	346.5	21.5	22.8	99.8	114.3
Total	41,488.9	38,057.7	58,691.6	44,539.3	43,809.0	2,621.3	2,073.3	33,243.6	24,875.2

*

Capital employed remained unchanged at Jan. 1, 2005 following the first-time application of IAS 32/39 (see section 4.3 below regarding the reconciliation of segment information with the consolidated financial statements).

SUEZ 2005 FORM 20-F | F-60

Back to contents

4.3  Reconciliation of segment information with the consolidated financial statements

4.3.1  Segment assets

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Intangible assets	3,453.5	3,352.9	3,352.9
Goodwill	13,033.2	5,322.3	5,322.3
Property, plant and equipment	20,212.4	19,366.7	19,366.7
Other receivables carried at amortized cost	20.9	75.0	74.9
Derivative instruments (Note 20.3)	5,996.6	1,122.2	-
Trade and other receivables (Note 20.6)	10,394.7	9,733.4	9,733.9
Inventories	1,344.8	1,145.6	1,145.7
Other current and non-current assets (Note 22)	4,235.5	4,421.2	4,812.6
Total Segment Assets	58,691.6	44,539.3	43,809.0
Other Unallocated Assets	21,589.9	18,439.8	16,417.5
Total Assets	80,281.5	62,979.1	60,226.5

4.3.2  Segment liabilities

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Current and non-current provisions (Note 24)	10,403.8	10,223.0	10,262.9
Derivative instruments not related to net debt (Note 26.2)	7,116.1	1,513.2	-
Trade and other payables	10,078.8	9,199.0	9,204.2
Other current and non-current liabilities (Note 29)	5,806.2	6,009.8	6,183.3
Total Segment Liabilities	33,404.9	26,945.0	25,650.4
Other Unallocated Liabilities	46,876.6	36,034.1	34,576.1
Total Equity and Liabilities	80,281.5	62,979.1	60,226.5

4.3.3  Capital employed

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
+ SEGMENT ASSETS	58,691.6	44,539.3	43,809.0
- SEGMENT LIABILITIES	(33,404.9)	(26,945.0)	(25,650.4)
+ Available-for-sale securities
(excl. changes in fair value and disposals of short-term marketable securities)	1,840.5	1,724.2	1,654.7
+ Loans and advances to subsidiaries and affiliates	2,637.4	3,104.8	2,566.2
+ Investments in associates (Note 18.1)	3,218.5	2,503.3	2,938.8
- Derivative instruments not related to net debt (Note 20.2)	1,119.5	391.1	-
- Other financial liabilities (Note 26.3)	(858.5)	(442.5)	(443.1)
Capital employed	33,244.1	24,875.2	24,875.2

4.3.4  Gross operating income

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Current operating income	3,902.2	3,736.7
- Depreciation, amortization and provisions	1,701.9	1,636.9
+ Financial income excluding interest	140.4	96.1
+ Share in income of associates	565.5	276.9
- Impairment of Goodwill relating to associates	4.9	4.8
- Share-based payment (IFRS 2) and other adjustments	22.0	27.8
- Net disbursements under concessions contracts	171.3	153.2
Gross operating income	6,508.2	5,932.4

SUEZ 2005 FORM 20-F | F-61

Back to contents

NOTE 5

REVENUES

Group revenues per category (see Note 1.T) break down as follows:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Energy sales, transmission and distribution	18,990.8	15,826.7
Water and waste	7,813.7	7,964.7
Rendering of services	3,914.5	4,759.8
Engineering and construction contracts	6,482.1	4,740.3
Other services(a)	4,287.8	4,766.2
Total	41,488.9	38,057.7
(a) “Other services” include lease income arising from the application of IFRIC 4, as well as amounts billed to the inter-municipal companies by Electrabel (see Note 1.T.4).

NOTE 6

PERSONNEL COSTS

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Salaries	(5,865.5)	(5,877.9)
Social security charges/pension costs*	(1,948.6)	(1,885.8)
Employee profit-sharing and incentive schemes	(50.2)	(50.3)
Share-based payment	(38.6)	(17.9)
Total	(7,902.9)	(7,831.9)
* Only pension costs relating to defined contribution plans are presented in this table.

SUEZ 2005 FORM 20-F | F-62

Back to contents

NOTE 7

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses include the following amounts:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Other operating income(a)	957.9	1,155.5
Other operating expenses	(10,261.1)	(9,871.2)
Purchases	(5,566.9)	(5,219.0)
Repairs and maintenance	(1,354.2)	(1,303.8)
Other	(3,340.0)	(3,348.4)
Total	(9,303.2)	(8,715.7)

(a)

In 2004, the line “Other operating income” included a gain of €140 million in respect of estimated amount receivable for supplementary pension and similar benefits paid by the Group to employees providing services on behalf of distribution network operators in Belgium.

NOTE 8

DEPRECIATION, AMORTIZATION AND PROVISIONS

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Depreciation and amortization
Intangible assets	(301.8)	(230.1)
Property, plant and equipment	(1,467.3)	(1,659.1)
Write-down of inventories and trade receivables	15.6	(144.7)
Provisions(a)	52.5	370.7
Other	(0.9)	26.3
Total	(1,701.9)	(1,636.9)

(a)

As of December 31, 2005 “Provisions” includes, in particular, the provision relating to the AEP dispute in the U.S. in an amount of €111 million. In 2004, this line related mainly to the reversal of the provision for Lydec pension obligations following their transfer to an external fund (€184 million), as well as the reversal of the provision for nuclear waste reprocessing costs (€152 million).

NOTE 9

IMPAIRMENT

As a result of a series of significant unfavorable events (contractual disputes, downturn of the economic environment for certain business segments and countries), the Group reviewed the value in use of the assets affected by these events and recognized impairment losses on some of these assets, particularly those relating to SUEZ Environment’s international activities (Brazil, Argentina, etc.), SUEZ Energy International in the U.S., and SUEZ Energy Services in the Netherlands.

The discount rates used to calculate discounted cash flows in the annual impairment test ranged from 5.0% to 14.6%.

At December 31, 2005, impairment losses were recorded for €114.8 million on goodwill, €448.0 million on property, plant and equipment and intangible assets, and €117.0 million on financial assets.

In the particular case of the U.S., given the persistently unfavorable market conditions with no prospective upturn in sight, the Group has decided to include certain production units within its decision to sell policy.

Impairment tests were established on the basis of future cash flows discounted at a rate of 9% after tax, resulting in the recognition of a pre-tax impairment loss of €217 million.

At December 31, 2005, reversals of impairments were recorded in an amount of €10.2 million on property, plant and equipment and intangible assets, and for €11.7 million on financial assets.

Impairments recognized in 2004 related to the assets of concession holders in Argentina and to international contracts in the Environment segment.

Excluding the goodwill recognized on the acquisition of an additional 48.54% interest in Electrabel in November 2005 (currently under review), no single Cash Generating Unit (CGU) accounts for a material amount of goodwill as a proportion of the Group’s total goodwill.

SUEZ 2005 FORM 20-F | F-63

Back to contents

NOTE 10

RESTRUCTURING COSTS

In 2005, the Group continued its restructuring program mainly within the Energy Services segment and recorded restructuring costs of €84.4 million, essentially in its Dutch and French entities.

Costs for the year incurred during the implementation of restructuring programs came to €211.3 million, and were offset by utilizations and reversals of provisions in an amount of €194.2 million.

Restructuring costs in 2004 were primarily recorded in the second  half of the year and mainly related to the Energy Services and Environment segments for €28.2 million and €32.2 million, respectively.

NOTE 11

DISPOSALS OF ASSETS, NET

In 2005, this item mainly relates to: (i) the impact of the disposal of 36.6% of ESO/Elia further to the company’s IPO, representing a gain of €626.3 million (see Note 3); (ii) the impact of the Group’s sale of its residual interest in Northumbrian, for an amount of €262.8 million; and (iii) the sale of 9.57% of Tractebel Energia within the scope of the IPO, representing an amount of €168.0 million.

In the 2004 income statement, the impact of the main disposals - carried out in the context of the Group’s withdrawal from the Communication sector - were presented on the line “Net income/(loss) from discontinued operations”, in accordance with IFRS 5 (see Note 3).

NOTE 12

FINANCIAL INCOME/(LOSS)

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Net finance costs	(800.2)	(957.0)
Early redemption of bonds repayable in Fortis shares	166.6
Other financial expenses	(491.4)	(497.0)
Other financial income	399.7	374.9
Financial loss	(725.3)	(1,079.1)

12.1  Net finance costs

This item primarily includes interest expenses related to borrowings (calculated using the effective interest rate), exchange differences arising from foreign currency borrowings, gains and losses arising from foreign currency and interest rate hedging transactions on borrowings, and interest and other income generated by short-term securities, cash and cash equivalents.

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Interest on gross borrowings	(1,077.3)	(1,109.7)
Exchange differences on borrowings and hedges	0.4	20.2
Gains and losses on hedges of borrowings	(11.1)	(4.2)
Income from short-term securities, cash and cash equivalents	290.2	184.4
Change in fair value, impairment and disposals of short-term securities	(2.4)	(47.7)
Total	(800.2)	(957.0)

The impact of applying IAS 32 and IAS 39 is described below (see Note 12.5).

SUEZ 2005 FORM 20-F | F-64

Back to contents

12.2  Early redemption of bonds repayable in Fortis shares

In first-half 2005, the Group redeemed in advance of term the outstanding bonds repayable in Fortis shares and sold the 13.75 million Fortis shares available as a result of this transaction.

Following these operations, which generated net financial income of €166.6 million, the Group no longer holds any interests in Fortis.

The impact on equity and net debt of the first-time application of IAS 32 and 39 to these bonds and the underlying Fortis shares was  €2 million, comprising:

•

a positive impact of €192 million on equity reserves subject to reclassification, relating to the recognition of Fortis shares at fair value and the measurement of bonds at amortized cost;

•

a negative impact of €190 million on retained earnings relating to the recognition of embedded derivatives at fair value and of the bonds at amortized cost.

(See Note 2 - Impacts of the transition to IFRS).

12.3  Other financial expenses

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Unwinding of discounting adjustments to provisions	(330.1)	(339.2)
Interest on current liabilities	(21.1)	(18.2)
Exchange losses	(17.7)	(19.3)
Other	(122.5)	(120.3)
Total	(491.4)	(497.0)

12.4  Other financial income

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Income from non-current financial assets	134.3	104.8
Interest on current assets	15.9	27.5
Interest on loans and receivables carried at amortized cost	80.1	95.3
Exchange gains	15.7	3.6
Other	153.7	143.7
Total	399.7	374.9

The “Other” item includes the €19 million positive impact of renegotiating Santa Fe’s debt in Argentina in 2005.

12.5  Impacts of the first-time adoption of IAS 32 and IAS 39

The adoption of IAS 32 and IAS 39 with effect from January 1, 2005  led the Group to record a net financial loss of €11.1 million, which  mainly reflects the net effect of derivative instruments relative to  economic hedges on borrowings and the remeasurement of hedged  assets and liabilities in a hedging relationship. These economic hedges  do not qualify for hedge accounting under IAS 39.

The application of the amortized cost method did not have a material impact on 2005 net income.

SUEZ 2005 FORM 20-F | F-65

Back to contents

NOTE 13

INCOME TAX EXPENSE

13.1  Analysis of the income tax charge recognized in the income statement

13.1.1  Breakdown of the income tax charge

The income tax charge recognized in income for 2005 amounts to €585.3 million, compared with €926.0 million in 2004. The income tax charge for these two years breaks down as follows:

	Income tax
(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Current income tax
France	(41.8)	(58.0)
Outside France	(705.5)	(567.9)
Total	(747.3)	(625.9)
Deferred income tax
France	(27.3)	(3.7)
Outside France	189.3	(296.4)
Total	162.0	(300.1)
Total income tax charge recognized in income for the year	(585.3)	(926.0)

SUEZ is the parent of a tax consolidation Group which comprised 169 companies in 2005. Other tax groups have been set up where possible.

In 2005, income tax relating to prior periods and tax due on disposals are not material.

SUEZ 2005 FORM 20-F | F-66

Back to contents

13.1.2  Reconciliation between the theoretical income tax charge and the Group’s actual income tax charge

A reconciliation between the theoretical income tax charge and the Group’s actual income tax charge for 2005 and 2004 is presented below:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Net income	3,776.5	2,527.8
- Share in income/(loss) of associates	565.5	276.9
- Income tax	(585.3)	(926.0)
Income before income tax and share in income/(loss) of associates(a)	3,796.3	3,176.9
of which French companies	44.4	526.0
of which foreign companies	3,751.9	2,650.9
Statutory income tax rate in France(b)	34.93%	35.43%
Theoretical income tax charge (c) = (a) x (b)	(1,326.0)	(1,125.6)
Difference between normal tax rate applicable in France and normal tax rate in force in jurisdictions outside France	140.8	100.0
Permanent differences	170.1	215.5
Capital gains and other income taxed at a reduced rate or nil(a)	483.3	157.7
Additional tax expense(b)	(115.5)	(94.4)
Effect of unrecognized deferred tax assets on tax loss carry-forwards and other tax-deductible temporary differences	(201.5)	(346.8)
Recognition or utilization of tax income on previously unrecognized tax loss carry-forwards and other tax-deductible temporary differences	163.5	237.8
Impact of changes in tax rates	3.2	(118.6)
Tax credits	61.9	42.0
Other	34.9	6.4
Actual income tax charge	(585.3)	(926.0)
Effective tax rate (actual income tax charge divided by income before income tax and share in income/(loss) of associates)	15.4%	29.1%

(a)

Includes mainly capital gains on tax-exempt disposals of shares in Belgium, the effect of lower tax rates applicable to securities transactions in France, and the impact of the special tax regimes used for the coordination centers in Belgium.

(b)

Includes mainly the 5% tax payable on dividends in Belgium.

13.2  Income tax recorded directly in equity

On September 5, 2005, SUEZ sold without recourse litigious receivables due from the French State for a firm and definitive price of €995.4 million.

As the assigned receivables relate to tax previously paid by the Group via a deduction from equity, the corresponding sale price has been recorded as an increase of equity.

No current income tax effect was recognized in equity in 2005.

Current tax recorded directly as a deduction from equity amounted to €(152.3) million in 2004 and related to the equalization tax (précompte) paid by SUEZ SA on its dividend payments.

SUEZ 2005 FORM 20-F | F-67

Back to contents

Changes in deferred taxes resulting from changes in the fair value of financial instruments recorded in equity reserves subject to reclassification were recognized directly in equity and represented €200.4 million in 2005. These changes can be analyzed as follows by type of underlying item:

Type of underlying(in millions of euros)	Jan. 1, 2005	Change	Dec. 31, 2005
Available-for-sale financial assets	(40.1)	23.1	(17.0)
Net investment hedges	8.5	3.9	12.4
Cash flow hedges	89.1	173.4	262.5
Total	57.5	200.4	257.9(a)
(a) Including €23.2 million in translation differences at December 31, 2005.

13.3  Deferred tax assets and liabilities

13.3.1 An analysis of the net deferred tax position recognized in the balance sheet (before netting off deferred tax assets and liabilities by tax entity), is presented below by type of temporary difference

(in millions of euros)	Dec. 31, 2004	Impact of first-time application of IAS 32/39	Jan. 1, 2005	Income	Reserves subject to reclassification(a)	Other(b)	Dec. 31, 2005
Deferred tax assets
Net operating loss carry-forwards and tax credits	201.8		201.8	17.8		(32.9)	186.7
Pension obligations	635.0		635.0	(26.1)		11.8	620.7
Non-deductible provisions	274.5		274.5	85.7		29.0	389.2
Difference between the carrying amount of PPE and their tax basis	242.6		242.6	87.0		13.7	343.3
Measurement of financial instruments at fair value (IAS 32/39)		226.4	226.4	134.1	281.1	(19.3)	622.3
Other	497.4		497.4	(63.3)		21.7	455.8
Total	1,851.3	226.4	2,077.7	235.2	281.1	24.0	2,618.0
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets(c)	(248.8)		(248.8)	(3.5)		(232.0)	(484.3)
Other differences between the carrying amount of PPE and their tax basis	(848.1)		(848.1)	(54.0)		53.1	(849.0)
Tax-driven provisions	(90.9)		(90.9)	(13.6)		(12.0)	(116.5)
Measurement of financial assets and liabilities at fair value (IAS 32/39)		(117.3)	(117.3)	(39.1)	(80.7)	6.0	(231.1)
Other	(907.1)		(907.1)	37.0		(100.3)	(970.4)
Total	(2,094.9)	(117.3)	(2,212.2)	(73.2)	(80.7)	(285.2)	(2,651.3)
Net deferred tax (liabilities)/assets	(243.6)	109.1	(134.5)	162.0	200.4	(261.2)	(33.3)

(a)

See 13.2.

(b)

Consisting mainly of changes in the scope of consolidation and exchange rates (primarily related to the US dollar, Brazilian real, Chilean peso and the Thai baht).

(c)

Changes in this item mainly reflect the consolidation of SHEM (see Note 3).

SUEZ 2005 FORM 20-F | F-68

Back to contents

Movements in deferred taxes recorded in the consolidated balance sheet, after netting off deferred tax assets and liabilities by tax entity, break down as follows:

(in millions of euros)	Assets	Liabilities	Net position
At January 1, 2005	948.3	(1,082.7)	(134.4)
Tax on net income for the period	235.2	(73.2)	162.0
Other	305.1	(366.0)	(60.9)
Impact of netting by tax entity	(344.7)	344.7	-
At December 31, 2005	1,143.9	(1,177.2)	(33.3)

13.3.2  Deductible temporary differences unrecognized in the balance sheet at December 31, 2005

At December 31, 2005, unused tax losses carried forward - which were not recorded in the balance sheet as they did not meet the criteria for recognition as a deferred tax asset - amounted to €4,643.9 million in respect of ordinary tax loss carry-forwards (unrecognized deferred tax asset effect of €1,567.3 million) and to €2,766.1 in respect of tax losses that may be charged against income taxed at a reduced rate. The amount of other tax-deductible temporary differences not recorded in the balance sheet amounted to €1,550.2 million (unrecognized deferred tax asset effect of €568.1 million).

The expiry dates for using unrecognized tax loss carry-forwards are presented below:

(in millions of euros)	Ordinary tax losses	Tax losses that may be charged against income taxed at a reduced rate
2006	573.1	20.4
2007	30.2	2,731.0
2008	21.0	7.7
2009	20.3	7.0
2010	21.4	-
2011 and beyond	3,977.9	-
Total	4,643.9	2,766.1

At December 31, 2005, ordinary tax losses resulting from the SUEZ SA tax consolidation group are estimated at €2.4 billion.

Tax losses that may be charged against the afore-mentioned income taxed at a reduced rate include long-term capital losses relating to French entities, representing an amount of €2,723.3 million, which will expire as from January 1, 2007.

Furthermore, the amounts shown above do not include certain deferred tax assets (representing approximately €150 million) relating to operations in the Netherlands. These items have not been recognized as the Group is currently involved in a dispute with the tax authorities.

13.3.3 Unrecognized deferred taxes on taxable temporary differences relating to investments in subsidiaries, joint ventures and associates

No deferred tax liabilities have been recognized on temporary differences when the Group is able to control the timing of their reversal and it is probable that the temporary difference will not reverse in the foreseeable future. The taxable temporary difference does not give rise to any payment of tax when it reverses (in particular as regards tax-exempt capital gains on disposals of investments in Belgium and the elimination of the taxation of capital gains tax in France with effect from 2007).

SUEZ 2005 FORM 20-F | F-69

Back to contents

NOTE 14

EARNINGS PER SHARE

	Dec. 31, 2005	Dec. 31, 2004
Numerator (in millions of euros)
Net income Group share	2,512.7	1,696.4
Impact of dilutive instruments:
- Elimination of interest on convertible bonds	6.8	10.0
Diluted net income Group share	2,519.5	1,706.4
Net income Group share from discontinued operations	-	716.4
Impact of dilutive instruments	-	-
Diluted net income Group share from discontinued operations	-	716.4
Net income Group share from continuing operations	2,512.7	980.0
Impact of dilutive instruments:
- Elimination of interest on convertible bonds	6.8	10.0
Diluted net income Group share from continuing operations	2,519.5	990.0
Denominator
Average number of shares outstanding (in millions)	1,053.2	995.1
Impact of dilutive instruments:
- Convertible bonds	6.7	13.5
- Stock subscription and purchase plans reserved for employees	6.0	1.0
Diluted average number of shares outstanding	1,065.9	1,009.6
Earnings per share (in euros)
Earnings per share	2.39	1.70
Diluted earnings per share	2.36	1.69
Earnings per share from discontinued operations	-	0.72
Diluted earnings per share from discontinued operations	-	0.71
Earnings per share from continuing operations	2.39	0.98
Diluted earnings per share from continuing operations	2.36	0.98

The dilutive instruments taken into account for calculating diluted earnings per share are described in Note 23 “Equity” and Note 35 “Stock options”.

Stock options granted to employees between 1998 and 2001 have not been taken into account when calculating diluted earnings per share as they would have an anti-dilutive effect.

SUEZ 2005 FORM 20-F | F-70

Back to contents

NOTE 15

GOODWILL

15.1 Movements in the carrying amount of goodwill

(in millions of euros)
A. Gross book value
At Jan. 1, 2004	5,410.9
Acquisitions	227.4
Disposals and goodwill classified as “assets held for sale”
Translation adjustments	(58.2)
Other	(141.2)
At Dec. 31, 2004	5,438.9
Acquisitions	7,866.7
Disposals and goodwill classified as “assets held for sale”	-
Translation adjustments	171.1
Other	(241.7)
At Dec. 31, 2005	13,235.0
B. Impairment
At Jan. 1, 2004	-
Impairment losses	(109.0)
Disposals and goodwill classified as “assets held for sale”
Translation adjustments	2.7
Other	(10.3)
At Dec. 31, 2004	(116.6)
Impairment losses	(114.8)
Disposals and goodwill classified as “assets held for sale”	-
Translation adjustments	(6.3)
Other	35.9
At Dec. 31, 2005	(201.8)
C. Net book value = A + B
At Jan. 1, 2004	5,410.9
At Dec. 31, 2004	5,322.3
At Dec. 31, 2005	13,033.2

SUEZ 2005 FORM 20-F | F-71

Back to contents

Additional goodwill recorded in 2005 primarily arose as a result of the buyout of minority interests in Electrabel (see Note 3) for an amount of €7,332 million, and the first-time consolidation of SHEM (€230 million). “Other” mainly consists of an adjustment to goodwill recorded when finalizing the acquisition price of Electrabel Nederland.

The main translation differences relate to fluctuations in the US dollar (€113.4 million).

Additional goodwill recorded in 2004 mainly arose from the purchase of shares in Distrigas (€44.0 million) and Fluxys (€82.5 million).

The impairment losses of €109 million and €114.8 million recorded in 2004 and 2005, respectively, are discussed in Note 9.

Goodwill recognized in respect of the acquisition of a minority stake in fully consolidated companies amounts to €7,338 million at December 31, 2005 and mainly concerns the 48.54% interest acquired in Electrabel. At December 31, 2004, this amount was €130.0 million and related to the acquisition of a 12.51% stake in Distrigas and Fluxys. In the absence of specific guidance from IFRS, these items are recorded as described in Note 1.D.1.1.

15.2 Goodwill segment information

The carrying amount of goodwill can be analyzed by business segments as follows:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
SUEZ Energie Europe	9,862.3	2,260.1
SUEZ Energie International	467.0	414.0
SUEZ Energie Services	673.0	711.3
SUEZ Environment	2,005.5	1,914.5
Other	25.4	22.4
Total	13,033.2	5,322.3

The analysis above is based on the business segments of the acquired entity rather than those of the acquirer.

SUEZ 2005 FORM 20-F | F-72

Back to contents

NOTE 16

INTANGIBLE ASSETS

16.1 Movements in the book value of intangible assets

(in millions of euros)	Software	Intangible rights related to concession contracts(1)	Capacity entitlements(2)	Other	Total
A. Gross book value
At January 1, 2004	438.7	3,313.3	1,163.0	1,037.0	5,952.0
Acquisitions	58.7	66.6		13.9	139.2
Disposals	(7.4)	(68.1)		(30.1)	(105.6)
Translation adjustments	(2.6)	(21.0)		(36.5)	(60.1)
Changes in scope of consolidation	(4.2)	105.8		(21.3)	80.3
Other	(5.1)	60.3		62.9	118.1
At December 31, 2004	478.1	3,456.9	1,163.0	1,025.9	6,123.9
Acquisitions	46.8	170.1		260.9	477.8
Disposals	(14.1)	(21.4)		(226.7)	(262.2)
Translation adjustments	6.2	77.4		89.7	173.3
Changes in scope of consolidation	(4.4)	(32.2)		(17.0)	(53.6)
Other	24.0	35.2		32.1	91.3
At December 31, 2005	536.6	3,686.0	1,163.0	1,164.9	6,550.5
B. Accumulated amortization and impairment
At January 1, 2004	(279.8)	(1,427.9)	(453.7)	(422.4)	(2,583.8)
Amortization/impairment(3)	(71.4)	(120.4)	(27.0)	(79.1)	(297.9)
Disposals	13.3	15.0		62.8	91.1
Translation adjustments	2.6	10.7		17.7	31.0
Changes in scope of consolidation	2.6	(16.3)		2.0	(11.7)
Other	(13.8)	18.9		(4.8)	0.3
At December 31, 2004	(346.5)	(1,520.0)	(480.7)	(423.8)	(2,771.0)
Amortization/impairment(3)	(69.0)	(126.8)	(25.6)	(96.5)	(317.9)
Disposals	15.5	7.4		46.0	68.9
Translation adjustments	(5.1)	(37.5)		(34.7)	(77.3)
Changes in scope of consolidation	4.4	0.7		7.2	12.3
Other	8.3	(25.0)		4.7	(12.0)
At December 31, 2005	(392.4)	(1,701.2)	(506.3)	(497.1)	(3,097.0)
C. Carrying amount = A+B
At January 1, 2004	158.9	1,885.4	709.3	614.6	3,368.2
At December 31, 2004	131.6	1,936.9	682.3	602.1	3,352.9
At December 31, 2005	144.2	1,984.8	656.7	667.8	3,453.5

(1)

SUEZ Environment, through Aguas Andinas, its Chilean subsidiary, holds surface and underground water drawing rights. These rights are not amortized as they are granted indefinitely. The gross book value of these rights is shown in the “Other” line for €80.5 million in the balance sheet at December 31, 2005.

(2)

The Group was involved in financing the construction of several nuclear power stations operated by third parties and in consideration, received the right to purchase a share of the production over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years. The Group currently holds entitlements in the Chooz B power plant in France and the MKV and HKV plants in Germany. At December 31, 2005 the net book value of these entitlements amounted to €656.7 million.

(3)

Impairment losses recognized in the year amounted to €19 million, compared with €11.3 million at December 31, 2004.

SUEZ 2005 FORM 20-F | F-73

Back to contents

16.2 Research and development costs

Research and development activities primarily relate to various studies regarding technological innovation, improvements in plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.

Research and development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, R&D costs in 2005 and 2004 amounted to €84.8 million, and €85.0 million, respectively.

NOTE 17

PROPERTY, PLANT AND EQUIPMENT

17.1 Movements in property, plant and equipment

(in millions of euros)	Land	Buildings	Plant and equipment	Vehicles	Capitalized dismantling costs	Assets held under finance leases	Assets held under operating leases	Construction in progress	Other	Total
A. Gross book value
January 1, 2004	1,924.9	4,722.4	25,754.6	1,783.6	671.4	1,658.5	1,396.8	2,329.0	2,085.0	42,326.2
Acquisitions	34.4	83.6	492.3	81.6	43.1	10.7	-	1,147.7	93.5	1,986.9
Disposals	(29.0)	(188.6)	(448.1)	(144.6)	(0.4)	(0.4)	-	(6.7)	(163.5)	(981.3)
Translation adjustments	(31.6)	(43.5)	(180.7)	(1.4)	4.8	7.1	(81.9)	(73.8)	(105.0)	(506.0)
Changes in scope of consolidation	(54.4)	(162.0)	(435.9)	5.9	-	62.8	-	9.6	2.4	(571.6)
Other	87.1	7.8	70.2	(367.7)	33.4	8.9	332.9	(982.5)	366.3	(443.6)
December 31, 2004	1,931.4	4,419.7	25,252.4	1,357.4	752.3	1,747.6	1,647.8	2,423.3	2,278.7	41,810.6
Acquisitions	54.7	107.7	502.3	89.8	0.5	10.1	7.6	1,286.4	95.3	2,154.4
Disposals	(25.6)	(102.2)	(326.9)	(142.2)	(0.3)	(16.8)	(0.4)	-	(87.5)	(701.9)
Translation adjustments	76.4	454.0	933.5	12.4	4.8	1.1	224.0	150.5	214.9	2,071.6
Changes in scope of consolidation	(140.3)	(183.2)	(178.7)	(31.4)	(0.1)	(693.0)	-	(99.4)	10.6	(1,315.5)
Other	(199.2)	158.6	1,865.9	20.9	(78.6)	(269.9)	9.1	(1,664.9)	(55.8)	(213.9)
December 31, 2005	1,697.4	4,854.6	28,048.5	1,306.9	678.6	779.1	1,888.1	2,095.9	2,456.2	43,805.3
B. Accumulated depreciation and impairment
January 1, 2004	(790.2)	(1,445.4)	(15,984.1)	(1,208.5)	(520.3)	(461.0)	(430.2)	(4.5)	(882.8)	(21,727.0)
Depreciation/ impairment(1)	(76.1)	(593.2)	(951.3)	(143.2)	(44.3)	(108.9)	-	(51.6)	(107.3)	(2,075.9)
Disposals	13.5	130.3	157.0	113.5	-	0.5	-	2.4	118.3	535.5
Translation adjustments	11.2	43.7	21.1	0.1	(4.2)	(0.5)	(3.9)	3.5	35.2	106.2
Changes in scope of consolidation	0.3	35.9	111.3	(1.7)	-	(6.0)	-	-	(41.1)	98.7
Other	(20.4)	65.4	556.9	301.2	(31.0)	18.4	(41.8)	1.9	(232.0)	618.6
December 31, 2004	(861.7)	(1,763.3)	(16,089.1)	(938.6)	(599.8)	(557.5)	(475.9)	(48.3)	(1,109.7)	(22,443.9)
Depreciation/ impairment(1)	(61.6)	(224.2)	(1,161.6)	(121.0)	(6.7)	(62.2)	(47.9)	(35.5)	(155.6)	(1,876.3)
Disposals	18.1	58.3	240.9	133.1	0.2	13.5	-	-	88.1	552.2
Translation adjustments	(19.2)	(125.6)	(237.9)	(7.8)	(4.3)	(0.9)	(54.5)	(5.7)	(66.0)	(521.9)
Changes in scope of consolidation	43.0	106.3	343.1	22.1	(0.5)	(4.1)	-	4.6	0.8	515.3
Other	67.7	(34.3)	(141.5)	6.3	38.3	184.0	(25.3)	9.4	77.1	181.7
December 31, 2005	(813.7)	(1,982.8)	(17,046.1)	(905.9)	(572.8)	(427.2)	(603.6)	(75.5)	(1,165.3)	(23,592.9)
C. Carrying amount
January 1, 2004	1,134.7	3,277.0	9,770.5	575.1	151.1	1,197.5	966.6	2,324.5	1,202.2	20,599.2
December 31, 2004	1,069.7	2,656.4	9,163.3	418.8	152.5	1,190.1	1,171.9	2,375.0	1,169.0	19,366.7
December 31, 2005	883.7	2,871.8	11,002.4	401.0	105.8	351.9	1,284.5	2,020.4	1,290.9	20,212.4
(1) Impairment losses on property, plant and equipment amounted to €418.9 million at December 31, 2005.

SUEZ 2005 FORM 20-F | F-74

Back to contents

The main translation adjustments recorded in relation to the gross book value of property, plant and equipment at December 31, 2005 concern the US dollar (€976.9 million), the Brazilian real (€566.2 million) and the Chilean peso (€207.4 million).

Changes in the scope of consolidation mainly reflect the negative impacts of the sale of a heating network in the United States (€202.5 million) and the change in the consolidation method for Colbun (proportional consolidation to consolidation by the equity method) due to a reduction in ownership interest (€509.4 million).

17.2 Analysis of property, plant and equipment held under finance leases by type

Property, plant and equipment held under finance leases break down as follows:

(in millions of euros)	Land	Buildings	Plant and equipment	Vehicles	Construction in progress	Other	Total assets held under finance leases
A. Gross book value
December 31, 2004	41.0	239.4	1,226.9	240.4	(0.1)	-	1,747.6
December 31, 2005	35.6	192.8	417.4	133.2	(4.7)	4.8	779.1
B. Accumulated depreciation and impairment
December 31, 2004	(2.2)	(110.4)	(251.5)	(190.8)	-	(2.6)	(557.5)
December 31, 2005	(8.1)	(103.6)	(214.8)	(97.8)	-	(2.9)	(427.2)
C. Carrying amount
December 31, 2004	38.8	129.0	975.4	49.6	(0.1)	(2.6)	1,190.1
December 31, 2005	27.5	89.2	202.6	35.4	(4.7)	1.9	351.9

17.3 Pledged and mortgaged assets

Items of property, plant and equipment and intangible assets pledged by the Group as a guarantee on borrowings amounted to €2,159.3 million at December 31, 2005, compared with €2,064.2 million at December 31, 2004. The maturities of these commitments are as follows:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Maturity
Y+1	416.1	249.8
Y+2	89.9	128.3
Y+3	95.6	161.6
Y+4	101.2	171.2
Y+5	85.5	168.4
Beyond	1,371.0	1,184.9
Total	2,159.3	2,064.2

17.4 Firm commitments to purchase property, plant and equipment

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment. These commitments relate mainly to the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

SUEZ 2005 FORM 20-F | F-75

Back to contents

The commitments can be broken down by maturity as follows:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Maturity
Y+1	921.4	672.7
Y+2	188.7	298.4
Y+3	24.0	98.7
Y+4	5.8	259.2
Y+5	-	222.4
Beyond	226.4	44.6
Total	1,366.3	1,596.0

17.5 Contractual investment commitments

The Group has undertaken to make certain investments under concession contracts. The related contractual commitments amounted to €1,239.0 million at December 31, 2005, versus €1,436.7 million at December 31, 2004.

17.6 Other information

Borrowings costs included in the cost of construction in progress amounted to €20.3 million at December 31, 2005.

NOTE 18

INVESTMENTS IN ASSOCIATES

18.1 Breakdown of investments in associates

	Carrying amount of investments in associates			Share in income/(loss) of associates
(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Belgian mixed inter-municipal companies	1,983.2	1,861.5	1,846.4	407.9	162.5
Compagnie Nationale du Rhône	518.4	455.8	458.8	28.8	22.8
Northumbrian	-	102.4	102.4	7.1	19.7
Elia	(126.5)	(420.8)	49.9	36.7	39.6
Colbun	296.8	-	-	7.1	-
Other	546.6	504.4	481.3	77.9	32.3
Total	3,218.5	2,503.3	2,938.8	565.5	276.9

At December 31, 2004, the carrying amount of the Group’s investment in ESO/Elia (€49.9 million) was made up of the following two items:

•

the Group’s share in ESO/Elia’s equity restated in accordance with IFRS, representing a negative amount of €431.2 million. This negative contribution is due to the elimination in the Group’s consolidated financial statements of the intercompany gain realized in 2002 when Electrabel transferred its transportation network to Elia at market value (through its subsidiary CPTE);

•

a portion of the long-term receivable held by Electrabel on ESO/Elia, representing an amount of €481.2 million. This receivable had been offset by the Group’s negative share in ESO/Elia’s restated equity, as Electrabel provided a significant part of ESO/Elia’s financing, particularly in the context of the acquisition of the transportation network.

As from January 1, 2005, the Group presents all financial assets falling within the scope of IAS 32/39 in one of the four categories defined in these standards. Therefore, the full amount of the long-term receivable due to the Group by ESO/Elia has been reclassified under “Loans and receivables carried at amortized cost”, leading to a €481.2 million decrease in “Investments in associates”.

SUEZ 2005 FORM 20-F | F-76

Back to contents

The other impacts of applying IAS 32 and IAS 39 on the carrying values of investments in associates amount to a positive €45.7 million and reflect the adjustments recorded on the first-time application of these standards, which are described in Note 2.

The main changes in this item in 2005 result from the sale of Northumbrian, the partial sale of ESO/Elia and the change in the consolidation method regarding Colbun from proportional consolidation to consolidation by the equity method, due to the reduction in the Group’s interest in this company, from 29% in 2004 to 19% in 2005.

Dividends received by the Group from its associates in 2005 and in 2004 amount to €467.1 million and €531.6 million, respectively.

Goodwill recognized by the Group on the acquisition of associated companies is also included in this item for a net amount of €179.6 million at December 31, 2005, compared with €133.1 million at December 31, 2004.

18.2 Fair value of investments in listed associates

The carrying amount of investments in listed associates was €262.0 million at December 31, 2005, compared with €187.8 million at December 31, 2004. The market value of these companies at end-2005 and end-2004 amounts to €811.9 million and €385.2 million respectively. The main changes in this item in 2005 result from the sale of Northumbrian, the first-time listing of ESO/Elia, and the change in the consolidation method regarding Colbun from proportional consolidation to consolidation by the equity method, due to the reduction in the Group’s interest in this company, from 29% in 2004 to 19% in 2005.

18.3 Key figures of associates

(in millions of euros)	Latest % interest	Total assets	Liabilities	Equity	Revenues	Net income
December 31, 2005
Belgian mixed inter-municipal companies(a)		12,194.0	4,798.0	7,396.0	3,361.0	871.0
Compagnie Nationale du Rhône(b)	49.9	3,295.0	2,363.0	932.0	642.0	85.0
Elia(b)	27.5	3,853.0	2,572.0	1,281.0	694.0	75.0
December 31, 2004
Belgian mixed inter-municipal companies(a)		12,213.0	4,736.0	7,477.0	3,669.0	551.0
Compagnie Nationale du Rhône(b)	49.9	3,202.0	2,334.0	868.0	602.0	78.0
Northumbrian(c)	25.0	2,157.6	1,765.5	392.1	394.5	67.4
Elia(b)	64.0	3,790.0	2,728.0	1,062.0	687.0	60.0

(a)

This table shows the aggregate figures for the mixed inter-municipal companies which have been restated in accordance with IFRS. They include the figures for the mixed inter-municipal distribution companies in Flanders, which have no business activities except for their Telenet shareholding.

(b)

Data relating to Compagnie Nationale du Rhône and Elia correspond to their published accounts.

(c)

Data relating to Northumbrian are based on the published annual financial statements at March 31, 2005.

SUEZ 2005 FORM 20-F | F-77

Back to contents

NOTE 19

INVESTMENTS IN JOINT VENTURES

The condensed financial statements of the main joint ventures are presented below:

(in millions of euros)	Percent consolidation	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Income	Expenses
December 31, 2005
ACEA/Electrabel Group	40.6*	234.3	568.1	349.1	167.2	566.7	(607.4)
Agbar Group	51.0	795.7	1,128.0	631.0	488.1	1,740.2	(1,552.6)
Tirreno Power	35.0	135.6	464.7	163.4	303.1	240.9	(224.6)
Total		1,165.6	2,160.8	1,143.5	958.4	2,547.8	(2,384.6)
December 31, 2004
ACEA/Electrabel Group	40.6*	288.4	554.3	494.1	52,9	501.5	(488.9)
Agbar Group	51.0	642.0	943.6	640.9	463.2	1,388.8	(1,316.6)
Tirreno Power	35.0	96.0	421.9	118.8	281.2	150.3	(130.9)
Total		1,026.4	1,919.8	1,253.8	797.3	2,040.6	(1,936.4)
* Percentage of consolidation applicable to the parent company.

NOTE 20

FINANCIAL ASSETS

The Group’s financial assets are broken down into the following categories:

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
(in millions of euros)	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Available-for-sale securities	2,671.5	-	2,671.5	2,222.6	1,424.5	3,647.1	1,654.7	1,232.7	2,887.4
Derivative instruments (including commodity derivatives)	2,145.9	4,533.3	6,679.2	1,072.9	1,034.4	2,107.3	-	-	-
Loans and receivables carried at amortized cost	2,440.2	194.0	2,634.2	2,532.8	591.7	3,124.5	2,036.3	584.6	2,620.9
Trade and other receivables		10,394.7	10,394.7	-	9,733.4	9,733.4	-	9,733.9	9,733.9
Short-term securities		885.6	885.6	-	420.3	420.3	-	412.9	412.9
Total	7,257.6	16,007.6	23,265.2	5,828.3	13,204.3	19,032.6	3,691.0	11,964.0	15,655.0

20.1 Available-for-sale securities

The Group’s available-for-sale securities amounted to €2,671.5 million at December 31, 2005, breaking down into €997.1 million of listed securities and €1,674.4 million of unlisted securities.

Movements in this item over the year break down as follows:

(in millions of euros)
January 1, 2005	3,647.1
Acquisitions	485.2
Disposals, carrying amount	(245.6)
Derecognition of Fortis shares further to the early redemption of bonds repayable in Fortis shares	(1,424.5)
Changes in fair value recorded in income	(52.1)
Changes in fair value recorded in equity	228.3
Changes in scope of consolidation, exchange rate fluctuations and other changes	33.1
December 31, 2005	2,671.5

SUEZ 2005 FORM 20-F | F-78

Back to contents

At both December 31, 2004 and January 1, 2005, available-for-sale securities recorded under current assets included the Fortis shares held in relation to bonds repayable in Fortis shares, which were redeemed prior to maturity in 2005 (see Note 12.2).

20.2 Loans and receivables carried at amortized cost

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Loans and advances to associates and non consolidated companies	1,737.8	2,275.5	1,746.7
Other receivables carried at amortized cost	129.7	202.4	227.6
Amounts receivable under concession contracts	413.5	342.0	342.0
Amounts receivable under finance leases	353.2	304.6	304.6
Total	2,634.2	3,124.5	2,620.9

Loans and advances to subsidiaries and affiliates

This item primarily includes the receivable due to the Group from its associate, ESO/Elia, in a net amount of €808.4 million at December 31, 2005 and €1,123.7 million at December 31, 2004.

Loans and advances break down as follows by maturity:

(in millions of euros)	2006	2007	2008	2009	2010	Beyond 2010	Total	Impact of measurement at amortized cost and impairment	Carrying amount
Loans and advances to associates and non consolidated companies	255.8	161.0	42.2	385.5	46.9	994.8	1,886.2	(148.4)	1,737.8

Analysis by currency:

Dec. 31, 2005
€1,645.0
$61.1
£6.0
Other currencies	174.1
Total	1,886.2
Impact of measurement at amortized cost and impairment	(148.4)
Carrying amount	1,737.8

Analysis by interest rate:

Dec. 31, 2005
Floating rate	1,369.3
Fixed rate	516.9
Total	1,886.2

The fair value of loans and advances to subsidiaries and affiliates stood at €1,899.0 million at December 31, 2005, compared with a carrying amount of €1,737.8 million.

SUEZ 2005 FORM 20-F | F-79

Back to contents

20.3 Derivative instruments (including commodity derivatives)

This item includes derivative instruments carried at fair value:

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005
Derivatives hedging borrowings	682.6	985.1
Commodity derivatives	5,951.2	1,056.3
Derivatives hedging other items	45.4	65.9
Total	6,679.2	2,107.3

Commodity instruments (commodity derivatives and commodity contracts classified as derivative instruments), as well as derivatives hedging borrowings and other items are set up as part of the Group’s risk management policy and are analyzed in Notes 28.3 and 28.1, respectively.

20.4 Commitments given and received on securities

Financial assets pledged as a guarantee amounted to €1,089.1 million at December 31, 2005, compared with €553.6 million at December 31, 2004. Financial assets break down as follows by maturity:

(in millions of euros)	Dec. 31, 2005	Less than 1 year	Between 1 and 5 years	More than 5 years	Dec. 31, 2004
Collateral given: non-current financial assets	1,089.1	2.0	4.9	1,082.2	553.6

20.5 Current assets pledged as collateral

Some current assets have been pledged as collateral to cover the debt managed by several Group entities.

These can be analyzed as follows:

(in millions of euros)	Dec. 31, 2005	Less than 1 year	Between 1 and 5 years	More than 5 years
Collateral given: current assets	123.8	62.7	57.7	3.4

20.6 Trade and other receivables

	Dec. 31, 2005			Jan. 1, 2005
(in millions of euros)	Gross	Allowance	Net	Gross	Allowance	Net
Trade and other receivables	11,010.6	(615.9)	10,394.7	10,369.2	(635.8)	9,733.4

This item includes amounts due from customers under construction contracts, representing €770.7 million at December 31, 2005 (see Note 30.1)

20.7 Short-term securities

Short term securities - which primarily comprise units in mutual funds and commercial paper held for trading purposes - are included in the calculation of the Group’s net debt (see Note 27).

	Dec. 31, 2005		Jan. 1, 2005		Dec. 31, 2004
(in millions of euros)	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount
Short-term securities	901.1	885.6	436.1	420.3	442.1	412.9

SUEZ 2005 FORM 20-F | F-80

Back to contents

NOTE 21

INVENTORIES

Inventories amounted to €1,344.8 million at December 31, 2005, versus €1,145.7 million at December 31, 2004, and mainly include fuel (coal, gas and uranium).

NOTE 22

OTHER ASSETS

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
(in millions of euros)	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Reimbursement rights	1,327.0	182.1	1,509.1	1,385.6	155.0	1,540.6	1,385.6	155.0	1,540.6
Taxes		726.3	726.3		468.0	468.0		468.0	468.0
Other receivables	173.6	1,269.9	1,443.5	162.4	1,634.9	1,797.3	162.4	1,952.7	2,115.1
Other	127.1	429.6	556.7	132.7	482.6	615.3	133.7	555.1	688.8
Total	1,627.7	2,607.9	4,235.6	1,680.7	2,740.5	4,421.2	1,681.7	3,130.8	4,812.5

Reimbursement rights (see Note 1.P) include:

•

Electrabel’s reimbursement rights relating to pension obligations for employees of its the distribution business in an amount of €1,191 million (including a current portion of €182 million);

•

insurance policies taken out with Contassur, a related party, in order to finance certain Group pension obligations, representing €318 million.

Other receivables include operating receivables as well as current accounts concerning associates, SEP and GIE.

NOTE 23

EQUITY

23.1 Share capital

At December 31, 2005, the Company’s share capital breaks down as follows:

	Dec. 31, 2005		Dec. 31, 2004
	Number of shares	Share capital	Number of shares	Share capital
Shares issued
Fully paid up shares:
Ordinary shares with a par value of €2	1,270,756,255	2,541.51	1,020,465,386	2,040.90
Shares not fully paid up:
Ordinary shares with a par value of €2	Nil		Nil

Shares were issued during the year as a result of the following operations:

	Number of shares	Share capital	Additional paid-in capital	Shareholders’ equity
Conversion of 4% 1996 bonds into shares	11,665,701	23.3	183.4	206.7
Cash capital increase (October 2005)	115,044,247	230.1	2,104.7	2,334.8
Share capital increase in exchange for the contribution of Electrabel shares	106,265,504	212.5	2,202.7	2,415.2
Exercise of stock subscription options	4,560,940	9.1	66.9	76.0
Cash capital increase reserved for SUEZ employees	12,754,477	25.5	199.2	224.7
Total	250,290,869	500.5	4,756.9	5,257.4

SUEZ 2005 FORM 20-F | F-81

Back to contents

Each shareholder is entitled to one vote per share at any shareholder’s meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

23.2 Movements in the number of shares outstanding

Jan. 1, 2004	993,578,534
Shares issued	12,785,580
Purchases and disposals of treasury shares	1,369,027
Dec. 31, 2004	1,007,733,141
Shares issued	250,290,869
Purchases and disposals of treasury shares	(163,876)
Dec. 31, 2005	1,257,860,134

23.3 Shares reserved for issue under options and other contracts

Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of €79.27. These bonds are redeemable in full on January 1, 2006 at a price of €96.04 each, corresponding to 121.15% of the issue price. Each bond was originally convertible at the rate of five SUEZ shares for one bond. On May 3, 2004 following a capital increase paid up by capitalizing reserves, the conversion rate was adjusted to 5.22 SUEZ shares for one bond. At December 31, 2004, there were 2,593,121 bonds outstanding, convertible into 13,536,092 SUEZ shares.

In 2005, the number of SUEZ shares issued following the conversion of 2,234,809 bonds was 11,665,701.

The outstanding portion of the bond debt was redeemed in cash in advance of term between May 11 and August 11, 2005.

Stock subscription options

The Group has also granted stock subscription options to its employees as part of stock option plans. These plans are described in Note 35.

23.4 Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the General Meeting of Shareholders’ held on May 13, 2005. This program provides for the purchase of a maximum of 10% of the share capital as of the General Meeting date. Under the program, the aggregate amount of acquisitions net of charges should not exceed the sum of €3.6 billion, the maximum purchase price must not exceed €36 per share and the minimum selling price may not be less than €16 per share. Details relating to these operations are provided in the report of the Ordinary and Extraordinary General Meeting in the Resolutions section of this document.

In the context of this Plan, 5,258,288 shares were purchased for a total amount of €117.3 million and 5,155,803 shares were sold for €118.2 million.

Treasury stock (see Note 1.O) deducted from consolidated equity at December 31, 2005 represented 12,896,121 shares (versus 12,578,681 shares at December 31, 2004) for a total amount of €355.6 million (€352.3 million at December 31, 2004).

SUEZ 2005 FORM 20-F | F-82

Back to contents

Of these shares owned by consolidated subsidiaries and deducted from equity amounted to €4.7 million.

	Number of shares	Amount (in millions of euros)
Jan. 1, 2005(1)	12,732,245	355.3
Purchases by the parent company	5,258,288	117.3
Sales by the parent company	(5,155,853)	(118.2)
Purchases by other Group companies	61,441	1.2
Dec. 31, 2005	12,896,121	355.6

(1)

Following the application of IAS 32, treasury stock held by the Group at January 1, 2005 (153,564 shares representing €3.0 million) which was previously recorded under assets on the balance sheet has now been deducted from equity.

23.5 Changes in fair value (attributable to equity holders of the parent Company)

The table below sets out a breakdown of changes in fair value recognized directly in equity.

(in millions of euros)	Jan. 1, 2005	Change	Dec. 31, 2005
Available-for-sale assets	743.5	64.6	808.1
Derivative instruments classified as cash flow hedges(a)	(80.3)	(23.9)	(104.2)
Derivative instruments classified as net investment hedges	66.7	(117.7)	(51.0)
Commodity derivatives	(160.7)	(406.3)	(567.0)
Deferred tax	60.0	179.6	239.6
Translation adjustments		(29.4)	(29.4)
Total income (expense) recognized in equity	629.2	(333.1)	296.1
(a) Excluding commodity derivatives.

23.6 Other disclosures concerning additional paid-in capital and consolidated reserves

Total consolidated reserves at December 31, 2005 (including net income for the year) amounted to €13,437.5 million, of which €254.2 million related to the legal reserve of SUEZ SA. Under French law, 5% of net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

The distributable reserves of SUEZ SA, the parent company, totaled €23,044.8 million at December 31, 2005, versus €17,180.9 million at December 31, 2004.

Income tax recorded directly in equity is described in Note 13.2.

23.7 Dividends

Dividends paid

Dividends paid by SUEZ over the previous two years break down as follows:

Fiscal year	Amount distributed	Net dividend per share
	(in millions of euros)	(in euros)
2003 (paid May 3, 2004)	859.1	0.71
2004 (paid May 16, 2005)	806.7	0.80

SUEZ 2005 FORM 20-F | F-83

Back to contents

Proposed dividend for 2005

SUEZ’s General Meeting convened to approve the financial statements for the year ended December 31, 2005 will recommend dividend of €1.0 per share, representing a total amount of €1,271.1 million.

Subject to approval by the General Meeting, this dividend shall be paid from Monday May 8, 2006, and is not recognized as a liability in the accounts at December 31, 2005. The financial statements at December 31, 2005 are therefore presented before the appropriation of earnings.

NOTE 24

PROVISIONS

(in millions of euros)	Jan. 1, 2005	Allocations	Reversals (utilizations)	Reversals (surplus provisions)	Change in scope of consolidation	Unwinding discounting adjustments(a)	Translation adjustments(b)	Other	Dec. 31, 2005
Post-retirement benefit obligations	3,562.7	121.7	(181.2)	(120.4)	(0.6)	85.0	55.5	(19.6)	3,503.1
Reprocessing and storage of nuclear fuels	2,676.5	104.1	(29.9)	(6.9)	-	131.7	-	-	2,875.5
Sector-related risks	189.1	61.3	(67.7)	(11.4)	13.4	-	-	3.3	188.0
Dismantling of plant and equipment	1,645.0	6.3	(10.0)	(0.5)	(4.0)	78.4	1.0	1.0	1,717.2
Warranties	80.0	44.5	(39.2)	(2.0)	(1.9)	-	1.8	(7.3)	75.9
Disputes, claims and tax risks (see Note 39)	447.2	280.8	(131.9)	(39.1)	(9.1)	5.7	40.9	55.7	650.2
Site rehabilitation	430.0	47.3	(44.1)	(4.6)	1.1	14.4	3.6	(0.3)	447.4
Restructuring costs	198.7	84.4	(171.0)	(22.7)	(1.9)	2.6	2.1	39.8	132.0
Other contingencies	993.8	309.9	(233.3)	(171.5)	4.6	6.0	25.4	(120.4)	814.5
Total Provisions	10,223.0	1,060.3	(908.3)	(379.1)	1.6	323.8	130.3	(47.8)	10,403.8

(a)

The amount presented in respect of post-retirement benefit obligations relates to the interest cost on the pension obligations, net of the expected return on plan assets.

(b)

Translation adjustments (€130.3 million) derive mainly from the Group’s Latin American subsidiaries.

Allocations, reversals and changes relating to unwinding the discount are presented as follows in the income statement:

(in millions of euros)	Allocations	Reversals	Net
Income from operating activities	1,037.1	(1,272.7)	(235.6)
Other financial income and expenses	323.8		323.8
Income tax expense	23.2	(14.7)	8.5
Total	1,384.1	(1,287.4)	96.7

The different types of provisions and the calculation principles applied are described below.

Employee benefit obligations

See Note 25.

Reprocessing and storage of nuclear fuels

When nuclear fuel is removed from a reactor, it remains radioactive and requires treatment. This provision covers all the costs related to the reprocessing cycle for the volume of nuclear fuel used calculated at year-end, including costs incurred through initial on-site storage, transportation of the fuel to a reprocessing center, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site, and finally disposal of the waste fuel.

SUEZ 2005 FORM 20-F | F-84

Back to contents

The provision is based on actual internal costs incurred and on external costs determined on the basis of signed contracts with third parties, such as independent transporters, reprocessing and storage companies, or on the basis of detailed pricing proposals received from independent bodies. These estimates are based on current technical reprocessing capabilities. Actual costs incurred in the future may vary compared with the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time due to improvements in technology and increases in reprocessing capacity. However this trend is no indication as to the likely future changes in these costs.

The provision has been calculated based on the assumption that all nuclear fuel used will be reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has not yet definitively prescribed this option and it is not clear when the final decision will be made. It is extremely difficult to estimate the potential costs of this option given that the process, timetable, and location for storage are not yet known. Based on currently available information, it is unlikely that the costs to be accrued if the nuclear fuel were permanently stored would have a material impact on the valuation of the provision.

The provision is calculated to incorporate all existing or planned environmental regulatory requirements issued on a European, national and regional level. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary. However, the Group is not aware of additional planned legislation which would materially impact the value of the provision.

Based on current forecasts for the operating lives of nuclear power stations, nuclear reprocessing and storage costs will be incurred approximately through to 2080. The present value of the cost of the liability is based on a 5% discount rate, in line with long-term, risk-free interest rates.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. This process will be reviewed every three years. In 2005, the Committee approved the methods for measuring and recording provisions related to downstream operations.

Sector-related risks

Provisions for sector-related risks include provisions for contingencies relating to non-consolidated subsidiaries, as well as provisions covering warranties given in connection with divestments and which are likely to be called on.

Dismantling of plant and equipment

Certain plant and equipment, primarily including conventional and nuclear power stations, have to be dismantled at the end of their operational lives. This obligation is the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment.

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

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. This process will be reviewed every three years. In February 2005, the Committee approved the methods for measuring and recording dismantling provisions. This decision did not have any impact on the Group’s financial statements.

SUEZ 2005 FORM 20-F | F-85

Back to contents

Provisions for the legal and constructive obligations to dismantle conventional power stations and to restore sites are also measured on the basis of the most suitable technical and budgetary estimates.

An allocation to provisions is recorded after the item of plant or equipment has been commissioned, and throughout its useful life, to reflect the passage of time. The offsetting asset (see Note 1.E) is depreciated on a straight-line basis.

Warranties

Provisions for warranties primarily concern companies active in the Energy Services sector that have a contractual commitment to maintain or replace equipment covered by a “total warranty” clause.

Site rehabilitation

Site rehabilitation provisions relate to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These provisions also cover long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization. The provisions are recorded over the period of the site’s operation. Costs to be incurred at the time of a site’s closure or during the long-term monitoring period (30 years within the European Community) are discounted to present value. An asset is recorded as counterparty to the provision. This asset is depreciated in line with the depletion of waste storage volume or the need for coverage.

Other risks

Other risks mainly include provisions for miscellaneous employee - related litigation, environmental risks and various business risks.

NOTE 25 PENSIONS AND OTHER EMPLOYEE BENEFIT OBLIGATIONS

25.1 Description of the main pension plans and related benefits

25.1.1 Companies belonging to the Electricity and Gas sector in Belgium

In Belgium, the rights of employees in Electricity and Gas sector companies, principally Electrabel, ECS, Distrigas, Fluxys and Laborelec, and some SUEZ-Tractebel SA employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of the most recent annual income, for a full career and in addition to the statutory pension. These supplements, which are provided under defined benefit plans, are partly transferable to designated beneficiaries. In practice, the benefits have to be paid in the form of a lump sum for the majority of plan participants.

Most of the obligations resulting from these pension plans are financed through pension funds set up for the Electricity and Gas sector and by certain insurance companies.

Pre-funded pension plans are financed by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing requirements are met and that the benefits will be financed in the long-term.

“Wage-rated” employees recruited from June 1, 2002 and managerial staff recruited from May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension obligations corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans. Returns on the contributions paid since 2004 far exceed the minimum average annual return of 3.25%.

The Electricity and Gas sector companies also grant other employee benefits such as the reimbursement of medical expenses, electricity and gas price reductions, as well as jubilee benefits and early retirement schemes. These benefits are not pre-funded.

SUEZ 2005 FORM 20-F | F-86

Back to contents

The valuation of obligations takes into account, within the framework of the current regulatory context and of the collective bargaining agreements in force, the methods used by the electricity and gas supply sector in Belgium (see Note 1.P). With regard to the separation of production and distribution activities, the breakdown of obligations has been reviewed and the ensuing consequences were taken into account at December 31, 2005.

The projected benefit obligation relating to these plans represents around 62% of the total pension obligations and related liabilities at December 31, 2005.

25.1.2 Companies belonging to the Electricity and Gas Industries (EGI) sector in France

The pension plan for the statutory agents of companies belonging to the Electricity and Gas Industries sector (EGI) in France is partly covered by the legislation governing mandatory state pension plans within the meaning of the French Social Security Code. The Group companies participating in this plan are CPCU, SMEG, TIRU, GEG, CNR and, more recently, SHEM.

From January 1, 2005, the Caisse Nationale des Industries Electriques et Gazières (CNIEG) has been operating the pension, disability, life, industrial accident and occupational disease benefit plans for EGI sector companies.

At January 1, 2005, the pension plan of EGI sector companies were incorporated into the statutory pension system, as well as into the ARRCO and AGIRC plans (mandatory supplementary pension schemes). The EGI sector companies are affiliated to the state plan on a “full integration” basis.1 In respect of the ARRCO and AGIRC plans, the EGI sector companies have opted for “minimum integration”.2

Benefits in excess to those granted by the statutory pension system are known as “specific benefits” (droits spécifiques). These are defined benefits financed in accordance with the French law of August 9, 2004. The financing is structured differently for past specific benefits (corresponding to the periods prior to December 31, 2004) and future specific benefits (corresponding to periods after December 31, 2004).

The law of August 9, 2004 and its implementing decrees separate out past specific benefits relating to the different EGI sector companies into (i) benefits relating to electricity and natural gas transport and distribution services (“regulated past specific benefits” - droits spécifiques passés régulés), and (ii) benefits relating to other activities (“other non-regulated past specific benefits” - autres droits spécifiques passés non régulés).

•

A levy on electricity and natural gas transport and distribution services was introduced, the proceeds of which being channeled into the CNIEG scheme in order to finance regulated past specific benefits.

•

Other non-regulated past specific benefits are financed by the EGI sector companies as stipulated by the decree. For each company, the allocation mainly depends on the 2004 payroll and employees’ length of service under EGI sector status. Provisions must therefore be set up for each company in respect of these benefits.

Future specific benefits will be wholly funded by each company pro rata to its share of the plan’s total payroll, and are therefore fully covered by a provision.

This regulatory change impacts the Group’s net income for the year ended December 31, 2005 by a positive amount of €31.7 million.

25.1.3 Other companies

Most other Group companies also grant their employee benefits (pension and early retirement plans, retirement indemnities, medical coverage, benefits in kind, etc.) and other long-term benefits, such as jubilee and other long-service awards.

Benefits granted under defined benefit plans are allocated in the form of a lump sum paid upon the employee’s retirement or annuities, both of which are generally based on the final salary and length of service.

In the United States and United Kingdom, the annuities paid on retirement are generally determined as a percentage of the final salary.

(1)

The French statutory pension scheme is liable for all past benefits, in exchange for a balancing cash adjustment (soulte) designed to maintain its stability following the affiliation of EGI sector personnel.

(2)

The ARRCO and AGIRC plans are liable for their portion of past benefits, allocated using a coefficient calculated in such a way as to prevent instability in these schemes following the affiliation of EGI sector personnel. In this case, no balancing cash payment is due.

SUEZ 2005 FORM 20-F | F-87

Back to contents

In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months’ salary calculated based on the employee’s length of service at retirement. Certain French subsidiaries also offer supplementary defined benefit plans that guarantee a level of annuity upon retirement.

Defined benefit pension plans may be fully or partly pre-funded by employer contributions to a pension fund (as is the case in the United States, and United Kingdom) or a dedicated fund managed by an insurance company (France). With the exception of the United States, other employee benefit plans and other long-term benefits are generally not pre-funded.

For the record, Lydec’s pension obligations were transferred in 2004 to the RCAR, which is the compulsory retirement scheme for the company’s business sector, classified as a state plan, and therefore treated as a defined contribution plan for which no provision is required.

25.1.4 Multi-employer plans

Some companies, notably in the Netherlands, participate in multi-employer pension plans. For defined benefit plans, when there is no information available on the share of the underlying financial position and performance attributable to each participating employer, and no information on any shortfall that could affect future levels of contributions, they are accounted for as defined contribution plans in accordance with IAS 19.

SUEZ 2005 FORM 20-F | F-88

Back to contents

25.2 Benefits obligations at December 31, 2005

SUEZ’s obligations for pensions and other employee benefit plans are as follows:

	Dec. 31, 2005			Dec. 31, 2004
(in millions of euros)	Pension(a) benefits	Other benefits(b)	Total	Pension(a) benefits	Other benefits(b)	Total
Change in projected benefit obligation
Projected benefit obligation at year-beginning	(5,166.0)	(894.4)	(6,060.4)	(4,761.1)	(903.1)	(5,664.2)
Service cost	(119.4)	(27.9)	(147.3)	(111.0)	(26.7)	(137.7)
Interest cost	(254.4)	(44.3)	(298.7)	(257.4)	(42.5)	(299.9)
Plan participant contributions paid	(11.9)	-	(11.9)	(16.0)	-	(16.0)
Amendments	(0.3)	-	(0.3)	(13.8)	10.4	(3.4)
Acquisitions/disposals of subsidiaries	5.4	(4.1)	1.3	(637.3)	41.2	(596.1)
Curtailments/settlements	115.8	7.5	123.3	356.3	15.5	371.8
Special terminations	(1.8)	(14.4)	(16.2)	2.8	(27.0)	(24.2)
Actuarial gains and losses	(325.4)	(131.3)	(456.7)	(174.8)	(20.8)	(195.6)
Benefits paid	414.3	62.7	477.0	433.9	55.0	488.9
Other (foreign currency translation)	(124.9)	(14.5)	(139.4)	12.4	3.6	16.0
Projected benefit obligation at year-end(a)	(5,468.6)	(1,060.7)	(6,529.3)	(5,166.0)	(894.4)	(6,060.4)
Change in fair value of plan assets
Fair value of plan assets, at year-beginning	2,378.6	38.2	2,416.8	1,670.0	34.1	1,704.1
Actual return on plan assets	242.8	3.6	246.4	221.1	18.9	240.0
Plan participant contributions	339.4	64.2	403.6	525.0	54.6	579.6
Acquisitions/disposals of subsidiaries	(5.1)	-	(5.1)	446.1	(16.7)	429.4
Curtailments/settlements	(67.9)	-	(67.9)	(38.9)	3.7	(35.2)
Benefits paid	(414.3)	(62.8)	(477.1)	(433.9)	(55.0)	(488.9)
Other (foreign currency translation)	87.5	4.6	92.1	(10.8)	(1.4)	(12.2)
Fair value of plan assets at year-end(b)	2,561.0	47.8	2,608.8	2,378.6	38.2	2,416.8
Funded status A+B	(2,907.6)	(1,012.9)	(3,920.5)	(2,787.4)	(856.2)	(3,643.6)
Unrecognized actuarial gains and losses	318.9	150.4	469.3	102.4	21.4	123.8
Unrecognized past service cost	10.7	(21.2)	(10.5)	10.7	(21.5)	(10.8)
Asset ceiling	(0.5)		(0.5)	(0.1)		(0.1)
Net benefit obligation	(2,578.5)	(883.7)	(3,462.2)	(2,674.4)	(856.3)	(3,530.7)
ACCRUED BENEFIT LIABILITY	(2,616.2)	(886.8)	(3,503.0)	(2,703.3)	(859.4)	(3,562.7)
PREPAID BENEFIT COST	37.7	3.1	40.8	28.9	3.1	32.0
(a) Pensions and retirement bonuses. (b) Long-service awards, healthcare and other employee benefits.

SUEZ’s obligations as presented above are grossed up with the reimbursement rights resulting from the pension obligations of the mixed inter-municipal companies and against the portion of plan assets held by Contassur following its reclassification as a related party1.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by the inter-municipal companies. As explained in Note 1.S to the consolidated financial statements, the inter-municipal companies do not employ any staff and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal companies based on actual costs.

(1)

Although Contassur is subject to the same management and control obligations as any insurance company, due to the structure of its customer base and the composition of its executive management, it is considered that SUEZ has the power to influence the company’s management.

SUEZ 2005 FORM 20-F | F-89

Back to contents

In light of Electrabel’s right to reimbursement from the inter-municipal companies, pension obligations in relation to distribution employees (€1.19 billion at December 31, 2005) are subsequently grossed up with the receivable recognized as an asset in the same amount.

Changes in the fair value of Electrabel’s reimbursement right during 2005 may be summarized as follows:

DISTRIBUTION

(in millions of euros)	2005
Changes in fair value of reimbursement right
Fair value at Jan. 1	1,212
Net proceeds for the year	125
Contributions paid	(146)
Fair value at Dec. 31	1,191

In respect of Contassur1 the modifications to IAS 19 in 2000 concerning the notion of related parties led the Group to gross up its pension obligations held by Contassur, and to recognize reimbursement rights under assets on the balance sheet. This operation had no impact on the income statement.

Changes in the fair value of the reimbursement rights relating to Contassur during 2005 may be summarized as follows:

CONTASSUR

(in millions of euros)	2005
Changes in fair value of reimbursement rights
Fair value at Jan. 1	325
Expected return on plan assets	13
Actuarial gains and losses	(9)
Actual return	4
Employer contributions	16
Employee contributions	4
Acquisitions/disposals excluding business combinations	2
Benefits paid	(33)
Fair value at Dec. 31	318

Reimbursement rights are recorded in the balance sheet under “Other assets”.

The funding of these obligations at December 31, 2005 and 2004 can be analyzed as follows:

	December 31, 2005				December 31, 2004
(in millions of euros)	Plans with liabilities exceeding assets	Plans with assets exceeding liabilities	Unfunded plans	Total	Plans with liabilities exceeding assets	Plans with assets exceeding liabilities	Unfunded plans*	Total
Projected benefit obligation	(4,879.5)	(370.3)	(1,279.5)	(6,529.3)	(5,822.1)	(238.3)	nd	(6,060.4)
Fair value of plan assets	2,209.4	399.4	-	2,608.8	2,147.8	269.0	nd	2,416.8
Unrecognized actuarial gains and losses	300.3	9.7	159.3	469.3	115.5	8.3	nd	123.8
Unrecognized past service cost	(1.8)	-	(8.7)	(10.5)	(10.8)	-	nd	(10.8)
Asset ceiling	-	(0.5)	-	(0.5)	(0.1)	-	nd	(0.1)
Total net commitments	(2,371.6)	38.3	(1,128.9)	(3,462.2)	(3,569.7)	39.0	nd	(3,530.7)
* Data unavailable.

The yearly changes in pension liabilities and prepaid costs can be broken down as follows:

(in millions of euros)	Liabilities	Assets
Balance at Dec. 31, 2004	(3,562.7)	32.0
Exchange rate differences	(55.5)	8.1
Changes in scope of consolidation and other	6.1	(7.7)
Period expense net of contributions	(273.1)	(1.0)
Employer contributions	382.2	9.4
Balance at Dec. 31, 2005	(3,503.0)	40.8

(1)

Although Contassur is subject to the same management and control obligations as any insurance company, due to the structure of its customer base and the composition of its executive management, it is considered that SUEZ has the power to influence the company’s management.

SUEZ 2005 FORM 20-F | F-90

Back to contents

The net periodic cost recognized in respect of defined benefit obligations for the years ended December 31, 2005 and 2004 breaks down as follows:

(in millions of euros)	2005	2004
Current service cost	147.3	137.9
Interest cost	298.7	299.9
Expected return on plan assets	(150.1)	(144.2)
Actuarial gains and losses	37.6	(36.8)
Past service cost	1.1	2.7
Gains or losses on pension plan curtailments, terminations and settlements	(77.2)	(218.9)
Special terminations	16.2	24.2
Asset ceiling	0.5	0.1
Total	274.1	64.9
Of which recorded under net depreciation, amortization and provision expense	125.4	(90.7)
Of which recorded under financial loss	148.7	155.6

In addition, the amount recorded under financial loss includes a positive €60 million relating to changes in receivables from the inter-municipal companies and from Contassur.

Description of the Group’s policy for covering pension obligations and related commitments

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

•

and achieve a long-term return on investment that is at least equal to the future returns expected by plan participants.

When plan assets are invested in pension funds, investment decisions and the allocation of plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio and generally guarantees a rate of return on the related assets. The insurer’s sole obligation in this case is to ensure a fixed minimum return on the plan assets.

SUEZ 2005 FORM 20-F | F-91

Back to contents

The allocation of plan assets by principal asset category can be analyzed as follows:

	2005	2004
Equities	33%	30%
Bonds	42%	47%
Real estate	6%	6%
Other (including money market securities)	19%	17%
	100%	100%

Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension benefit obligations		Other benefit obligations		Total benefit obligations
	2005	2004	2005	2004	2005	2004
Discount rate	4.5%	5.2%	4.0%	4.8%	4.4%	5.1%
Estimated future increase in salaries	3.9%	3.9%	3.7%	3.7%	3.9%	3.9%
Expected return on plan assets	5.8%	6.0%	6.6%	7.1%	5.7%	6.0%
Average remaining working lives of participating employees	13 years	14 years	14 years	14 years	13 years	14 years

The expected return on plan assets, calculated based on prevailing market conditions, are as follows:

•

bond yield rates, correspond to yields on government bonds, which are consistent with current yields on inflation-indexed bonds;

•

the rate of return on equities includes a risk premium of 2.6% compared with the bond yields;

•

the premium included in the rate of return on real estate assets corresponds to a 0.9% risk premium, calculated pro rata to the expected return on equities.

The assumptions used for healthcare cost trend rates (including inflation) are 2.9% for 2006, 2.8% for 2007 and 2008, and 2.7% for 2009 and 2010.

A one percentage point change in assumed healthcare cost rates would have the following impacts:

(in millions of euros)	One percentage point increase	One percentage point decrease
Impact on costs	5.7	(4.4)
Impact on pension obligations	72.9	(58.4)

In 2005, the geographical breakdown of the main obligations and the related actuarial assumptions (including inflation) were as follows:

	Euro Zone		USA		Rest of the world
(in millions of euros)	Pensions	Other benefit obligations	Pensions	Other benefit obligations	Pensions	Other benefit obligations
Net benefit obligations	2,307	762	30	68	242	54
Discount rate	3.8%	3.8%	5.9%	6.0%	8.0%	5.1%
Estimated future increase in salaries	3.7%	3.7%	3.5%	3.5%	5.4%	3.8%
Expected return on plan assets	4.9%	3.6%	8.5%	8.5%	8.6%	3.7%
Average remaining working lives of participating employees	14 years	14 years	13 years	15 years	9 years	15 years

SUEZ 2005 FORM 20-F | F-92

Back to contents

Defined contribution plans

During 2005, SUEZ recorded a €90 million charge in respect of contributions to Group defined contribution plans.

These contributions are recorded under “Personnel costs” in the income statement.

NOTE 26

FINANCIAL LIABILITIES

The Group’s financial liabilities are classified under the following categories:

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
(in millions of euros)	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Borrowings	16,406.9	9,079.9	25,486.8	16,708.7	4,214.7	20,923.4	16,251.6	4,001.5	20,253.1
Derivative instruments (including commodity derivatives)	2,191.7	5,188.9	7,380.6	600.7	1,340.0	1,940.7	-	-	-
Trade and other payables	-	10,078.8	10,078.8	-	9,199.0	9,199.0	-	9,204.2	9,204.2
Other financial liabilities	858.5	-	858.5	442.5	-	442.5	443.1	-	443.1

26.1 Borrowings

Borrowings are analyzed in Note 27 - “Debt”.

26.2 Derivative instruments (including commodity derivatives)

Financial liabilities measured at fair value are made up of derivative financial instruments, which break down as follows:

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005
Derivatives hedging borrowings	264.5	427.5
Commodity derivatives	7,090.1	1,395.1
Derivatives hedging other items	26.0	118.1
Total	7,380.6	1,940.7

These instruments are set up as part of the Group’s risk management policy and are analyzed in Note 28.

26.3 Trade and other payables

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Trade payables	6,872.0	6,180.7	6,183.9
Amounts payable under construction contracts	812.6	672.5	674.5
Advances and down-payments received	524.3	282.0	282.0
Payable on fixed assets	1,016.1	1,210.5	1,210.5
Concession liabilities	141.3	148.4	148.4
Capital renewal and replacement liabilities	712.5	704.9	704.9
Trade and other payables	10,078.8	9,199.0	9,204.2

SUEZ 2005 FORM 20-F | F-93

Back to contents

Capital renewal and replacement liabilities

This item includes concession replacing equipment and restoring sites. The liabilities are determined by estimating the cost of renewing or replacing equipment and restoring the sites under concession (as defined by IFRIC D12), discounted each year at rates linked to inflation. The related expense is calculated on a case-by-case basis with probable capital renewal and site restoration costs allocated over the life of each contract.

Capital renewal and replacement liabilities represent €6.4 million in 2005, reflecting €51.5 million in charges to provisions and €43.8 million in utilized provisions released.

26.4 Other financial liabilities

Other financial liabilities break down as follows:

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Payables relating to the acquisition of securities	722.1	21.5	22.1
Other	136.4	421.0	421.0
Total	858.5	442.5	443.1

At December 31, 2005, this item primarily corresponds to the amounts payable under the purchase commitment and put option on the minority stake in SHEM’s share capital, as described in Note 3.1.

SUEZ 2005 FORM 20-F | F-94

Back to contents

NOTE 27

DEBT

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
(in millions of euros)	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Outstanding borrowings	16,271.5	8,792.3	25,063.8	16,459.8	4,048.7	20,508.5	16,438.4	3,880.7	20,319.1
Impact of measurement at amortized cost	(21.1)	216.8	195.7	56.0	139.3	195.3	(186.8)	120.8	(66.0)
Impact of fair value hedge(a)	156.5	70.8	227.3	192.9	26.7	219.6	-	-	-
Borrowings	16,406.9	9,079.9	25,486.8	16,708.7	4,214.7	20,923.4	16,251.6	4,001.5	20,253.1
Derivatives hedging borrowings under liabilities(b) (see Note 26.2)	206.8	57.6	264.4	168.2	259.3	427.5	-	-	-
Borrowings after hedging derivatives	16,613.7	9,137.5	25,751.2	16,876.9	4,474.0	21,350.9	16,251.6	4,001.5	20,253.1
Available-for-sale securities(c)	-	-	-	-	(1,424.5)	(1,424.5)	-	(1,232.7)	(1,232.7)
Short-term securities (see Note 20.7)	-	(885.6)	(885.6)	-	(420.3)	(420.3)	-	(412.9)	(412.9)
Cash and cash equivalents(d)	-	(10,374.4)	(10,374.4)	-	(6,886.2)	(6,886.2)	-	(6,911.6)	(6,911.6)
Derivatives hedging borrowings under assets(b) (see Note 20.3)	(670.3)	(12.3)	(682.6)	(826.6)	(158.5)	(985.1)	-	-	-
Securities and cash and cash equivalents	(670.3)	(11,273.3)	(11,942.6)	(826.6)	(8,889.5)	(9,716.1)	-	(8,557.2)	(8,557.2)
Borrowings less securities and cash and cash equivalents	15,943.4	(2,134.8)	13,808.6	16,050.3	(4,415.5)	11,634.8	16,251.6	(4,555.7)	11,695.9
Outstanding borrowings	16,271.5	8,792.3	25,063.8	16,459.8	4,048.7	20,508.5	16,438.4	3,880.7	20,319.1
Available-for-sale securities(c)	-	-	-	-	(1,424.5)	(1,424.5)	-	(1,232.7)	(1,232.7)
Short-term securities (see Note 20.7)	-	(885.6)	(885.6)	-	(420.3)	(420.3)	-	(412.9)	(412.9)
Cash and cash equivalents(d)	-	(10,374.4)	(10,374.4)	-	(6,886.2)	(6,886.2)	-	(6,911.6)	(6,911.6)
Borrowings less securities and cash and cash equivalents excluding the impact of financial instruments and amortized cost	16,271.5	(2,467.7)	13,803.8	16,459.8	(4,682.3)	11,777.5	16,438.4	(4,676.5)	11,761.9

(a)

This item corresponds to the revaluation of the interest rate component of debt in a designated fair value hedging relationship.

(b)

This item represents the fair value of debt-related derivatives irrespective of whether or not they are designated as hedges. It also includes instruments designated as net investment hedges (see Notes 26.2 and 20.3).

(c)

Held for cash management purposes (see Note 20.1).

(d)

Cash and cash equivalents amounted to €10,374.4 million in 2005 and €6,911.6 million in 2004. This item includes restricted cash equivalents pledged as a guarantee on gas hedging contracts, representing an amount of €269 million in 2005 compared with € 20 million in 2004.

27.1 Cash management

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance SA, SUEZ Finance LP, Tractebel Cash Management Services, Electrabel Finance & Treasury Management - EFTM), before being redistributed to borrowing entities.

Intermediate pooling is performed either within each business (e.g., by Degremont, SUEZ Environnement, etc.), or by geographic area (SUEZ Finance LP for the United States, SUEZ Finance SA, TCMS and EFTM for Europe, etc.).

Any residual balance after utilization within the Group is invested with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties, with the aim of ensuring maximum liquidity at minimum risk.

At December 31, 2005, no single counterparty represented more than 12.4% of cash surplus investments.

SUEZ 2005 FORM 20-F | F-95

Back to contents

27.2 Debt/equity ratio

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Borrowings less securities and cash and cash equivalents	13,808.6	11,634.8	11,695.9
Equity	19,089.6	13,157.9	12,916.2
Debt/equity ratio	72.3%	88.4%	90.6%

27.3 Debt by business segment

The breakdown of borrowings after hedging derivatives by contracting business segment is as follows:

	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
(in millions of euros)	Gross	Gross	Gross
SEE	3,918.2	2,547.2	2,502.7
SEI	2,941.7	2,809.8	2,667.6
SES	1,148.1	1,194.2	1,189.6
SE	4,588.1	4,580.3	4,521.7
Other	13,155.1	10,219.4	9,371.5
Total	25,751.2	21,350.9	20,253.1

27.4 Debt by category

The breakdown by category presented below is determined on the basis of principal amounts for outstanding borrowings and in terms of fair value for cash items:

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Bond issues	8,959.3	10,606.4	10,606.3
Commercial paper	2,520.8	1,108.1	1,108.1
Withdrawals on credit facilities	5,495.1	955.1	961.3
Capital leases	1,251.3	1,274.4	1,275.9
Other bank borrowings	5,639.4	5,278.6	5,270.1
Other	424.1	463.5	464.1
Total long-term borrowings	24,290.0	19,686.1	19,685.8
Bank overdrafts and cash current accounts	773.8	822.4	633.3
Outstanding borrowings	25,063.8	20,508.5	20,319.1
Available-for-sale securities	-	(1,424.5)	(1,232.7)
Short-term securities	(885.6)	(420.3)	(412.9)
Cash and cash equivalents	(10,374.4)	(6,886.2)	(6,911.6)
Borrowings less securities and cash and cash equivalents excluding the impact of financial instruments and amortized cost	13,803.8	11,777.5	11,761.9

SUEZ 2005 FORM 20-F | F-96

Back to contents

27.4.1 Borrowings and long-term debt by maturity

December 31, 2005

(in millions of euros)	Total	2006	2007	2008	2009	2010	Beyond 5 years
Bond issues	8,959.3	212.4	782.7	315.4	3,169.3	1,655.6	2,823.9
Commercial paper	2,520.8	2,520.8	-	-	-	-	-
Withdrawals on credit facilities	5,495.1	3,516.4	24.8	-	425.0	94.9	1,434.0
Capital leases	1,251.3	109.1	93.4	92.2	92.4	72.9	791.3
Other bank borrowings	5,639.4	1,513.7	1,518.0	421.1	339.0	501.7	1,345.9
Other	424.1	146.1	15.5	88.4	8.6	61.5	104.0
Total long-term borrowings	24,290.0	8,018.5	2,434.4	917.1	4,034.3	2,386.6	6,499.1
Bank overdrafts and cash current accounts	773.8	773.8	-	-	-	-	-
Outstanding borrowings	25,063.8	8,792.3	2,434.4	917.1	4,034.3	2,386.6	6,499.1

January 1, 2005

(in millions of euros)	Total	2005	2006	2007	2008	2009	Beyond 5 years
Outstanding borrowings	20,508.5	4,743.4	2,391.1	2,282.0	782.3	3,592.0	6,717.7

December 31, 2004

(in millions of euros)	Total	2005	2006	2007	2008	2009	Beyond 5 years
Outstanding borrowings	20,319.1	4,554.0	2,391.1	2,282.0	782.3	3,592.0	6,717.7

The Group uses special-purpose financial vehicles for its external financing. The liabilities carried by these entities are not subject to financial covenants or accounting ratios.

As regards to financing carried out by operating entities, the Group may set up bank facilities, the availability and withdrawal of which are contingent on compliance with financial ratios.

The level and definition of these ratios are set prospectively in conjunction with lenders and are sometimes readjusted during the life of the facilities. Any failure to comply with these ratios and covenants will not have any impact on the financing set up in relation to the special-purpose financial vehicles.

At December 31, 2005, no event of default had been declared on borrowings taken out by the Group’s operating entities. All entities complied with the covenants and stipulations contained in the corresponding credit agreements, with the exception of certain financing arrangements in South America, regarding which negotiations are currently underway between Group representatives and the lenders concerned (see Note 39 dealing with the situation in Argentina), and some local liabilities - either guarantees or project financing arrangements - for which the covenants are subject to renegotiation with the appropriate banking partners.

SUEZ 2005 FORM 20-F | F-97

Back to contents

At December 31, 2005, confirmed undrawn credit facility programs were as follows:

(in millions of euros)	Confirmed undrawn credit facility programs
Maturity
2006	451.5
2007	240.3
2008	76.8
2009	288.6
2010	1,608.0
Beyond	4,479.8
Total	7,145.0

Of these undrawn programs, €2,520.8 million are allocated to covering commercial paper issues.

Undrawn confirmed credit lines mainly include a €4,300 million syndicated credit facility maturing in 2012, as well as several bilateral credit lines maturing in 2010. These lines are not subject to ratios or credit ratings.

At December 31, 2005, no single counterparty represented more than 7.8% of the Group’s confirmed undrawn credit facilities.

27.4.2 Borrowings and long-term debt by currency

Outstanding borrowings	Including the impact of financial instruments						Excluding the impact of financial instruments
(in millions of euros)	Dec. 31, 2005%		Jan. 1, 2005%		Dec. 31, 2004%		Dec. 31, 2005%		Jan 1, 2005%		Dec. 31, 2004%
€ zone	16,178.1	65%	11,946.1	58%	13,200.2	65%	19,497.0	78%	15,459.7	75%	15,270.0	75%
$ zone	5,816.1	23%	5,544.8	27%	4,276.3	21%	3,367.0	13%	2,997.6	15%	2,997.6	15%
£ zone	564.8	2%	995.8	5%	853.9	4%	77.5	-	142.5	1%	142.5	1%
Other currencies	2,504.8	10%	2,021.8	10%	1,988.7	10%	2,122.3	9%	1,908.7	9%	1,909.0	9%
Total	25,063.8	100%	20,508.5	100%	20,319.1	100%	25,063.8	100%	20,508.5	100%	20,319.1	100%

27.4.3 Borrowings and long-term debt by interest rate

	Including the impact of financial instruments			Excluding the impact of financial instruments
(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Floating rate	16,226.9	11,613.1	11,423.4	13,644.7	6,915.1	6,933.8
High	20.9%	21.6%	21.6%	20.9%	21.6%	21.6%
Low	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Weighted average	3.7%	3.6%	3.6%	3.5%	3.7%	3.7%
Fixed rate	8,836.9	8,895.4	8,895.7	11,419.1	13,593.4	13,385.3
High	18.2%	17.3%	17.3%	18.2%	21.3%	21.3%
Low	0.1%	-	-	0.1%	-	-
Weighted average	5.6%	5.0%	5.0%	5.5%	5.4%	5.4%

Floating interest rates are generally linked to inter-bank rates offered in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 2.6% at December 31, 2005 and 2.8% at December 31, 2004. The weighted average interest rate applied to long-term debt was 4.4% at December 31, 2005 and 4.3% at December 31, 2004.

Cash and cash equivalents are mainly subject to floating rates.

SUEZ 2005 FORM 20-F | F-98

Back to contents

27.4.4 Market value of borrowings and long-term debt

Excluding the impact of financial instruments, the market value of borrowings and gross debt at December 31, 2005 was €25,576.2 million, compared with a net carrying amount of €25,486.8 million (€21,191 million compared to a carrying amount of €20,072 million at December 31, 2004). Including the impact of financial instruments, the market value of borrowings and long term debt was €25,158.4 million compared to a carrying amount of €25,069.1 million (€21,546.4 million compared to a carrying amount of €20,071.8 million at December 31, 2004).

27.5 Commitments related to financing

(in millions of euros)	Dec. 31, 2005	Maturing within 1 year	Maturing within 1 to 5 years	Maturing in more than 5 years	Dec. 31, 2004
Personal collateral given for borrowings	778.1	102.6	227.9	447.6	1,111.1
Financing commitments given	336.8	150.4	125.8	60.6	49.3
Total commitments given	1,114.9	253.0	353.7	508.2	1,160.4
Other guarantees received	156.0	87.9	15.3	52.8	170.1
Financing commitments received	7,476.2	649.8	2,289.3	4,537.1	6,842.5
Total commitments received	7,632.2	737.7	2,304.6	4,589.9	7,012.6

NOTE 28

DERIVATIVE INSTRUMENTS AND MARKET-RELATED EXPOSURES

28.1 Purpose of derivative instruments

The Group uses derivative instruments mainly to manage its exposure to changes in interest rates, foreign exchange rates, commodity prices and the price of certain listed equities. With the exception of specific commodity trading contracts, these instruments are used in economic hedging relationships, even though they may not qualify as hedges of liabilities or cash flows for accounting purposes.

28.2 Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group deals with a diverse range of counterparties who are selected based on the Group’s knowledge of them and their credit rating.

In commodity trading, credit limits are set in line with counterparties’ credit rating. Where necessary, counterparty risk is reduced by means of letters of credit, security, and netting agreements.

At December 31, 2005, no single counterparty represented over 18.9% of the notional amount of the Group’s financial instruments.

28.3 Currency risk and interest rate risk

Currency risk

Due to the nature of its business, the Group is mainly exposed to financial statement translation risk (see below); its exposure to transaction risk is limited as subsidiaries’ operating transactions are mostly denominated in local currencies.

The Group’s currency hedging strategy therefore mainly consists of managing balance sheet exposures (financial statement translation risk). Financial statement translation risk is defined as negative impact that may be caused by fluctuations in foreign exchange rates on the carrying amount of the assets held by foreign operations and income statement items.

The first step in the strategy consists of converting the asset into a position in a single currency (this is the case of a foreign subsidiary that has a debt or contract in a currency other than its local currency and carries out a transaction to convert that debt or contract into its functional currency).

SUEZ 2005 FORM 20-F | F-99

Back to contents

The single currency exposure is then hedged by a borrowing in the same currency contracted by one of the subsidiary’s parent companies or through the use of derivatives that offset the effects of changes in the functional currency of the foreign operation.

This policy is not applied, however, when the cost of the hedge (corresponding to the interest rate in the functional currency) is too high. This is the case in Brazil where the Group has taken out “catastrophe” insurance against a collapse in the value of the real in respect of the excessively high interest rate differential and the indexation of revenues generated in this country.

Interest rate risk

To optimize borrowing costs and/or reduce its exposure to interest rate risk, the Group uses hedging instruments (interest rate swaps, FRAs, caps, floors, etc.) that modify the fixed/floating rate structure of its debt.

At December 31, 2005, approximately 65% of the Group’s gross debt was at floating rates and 35% at fixed rates, after taking into account the impact of financial instruments. As substantially all cash surpluses are invested short-term, 64% of net debt at December 31, 2005 was at fixed rate, which means that the Group is relatively insensitive to changes in interest rates in the short term.

Notional amounts and market values

The table below shows the market value of financial instruments at December 31, 2005 and the notional amounts analyzed by maturity.

Notional amounts correspond to the nominal value of derivative instruments, which generally reflects the face value of the hedged underlying item (asset, liabilities, future cash flows or firm commitment hedged).

Notional amounts in foreign currencies are converted into euros at the year-end exchange rate.

Market value corresponds to the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The market value of currency and interest rate instruments is measured by discounting future cash flow differentials or on the basis of prices quoted by external financial institutions. As a result, these estimates do not necessarily accurately reflect the amounts that will be paid or received if the positions are unwound on the market. The use of different market assumptions or different valuation methods could have a material impact on the estimated amounts of market values.

SUEZ 2005 FORM 20-F | F-100

Back to contents

Financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average rate	Notional contract amounts by maturity December 31, 2005				Market value
(in millions of euros)		2006	2007	2008	2009	2010	> 5 years	Total
Interest rate swaps - fixed-rate borrower		244.2	784.2	467.7	362.4	749.5	765.5	3,373.5	(74.3)
	€6.9%	104.8	340.2	183.7	103.8	471.5	376.6	1,580.7	(53.5)
	£5.6%	1.3	1.4	21.9	1.6	147.6	21.0	194.8	(10.0)
US$	4.6%	78.2	432.7	227.0	245.3	104.9	367.8	1,456.1	(4.4)
Other currencies	6.1%	59.8	9.9	35.0	11.7	25.5	-	141.9	(6.4)
Interest rate swaps - fixed-rate lender		1,226.0	483.0	82.0	2,389.9	1,350.0	1,350.0	6,880.8	309.5
	€4.4%	1,226.0	483.0	82.0	2,339.0	1,350.0	1,350.0	6,829.9	309.1
US$	4.3%	-	-	-	50.9	-	-	50.9	0.3
Interest rate swaps -floating/floating		-	141.7	-	339.1	-	-	480.8	(0.3)
		€-	141.7	-	-	-	-	141.7	0.6
US$			-	-	339.1	-	-	339.1	(0.9)
Forward Rate Agreements - buyer		119.0	-	-	-	-	-	119.0	(0.6)
	€4.9%	119.0	-	-	-	-	-	119.0	(0.6)
Forward Rate Agreements - buyer		0.4	-	-	-	-	-	0.4	0.5
	€2.1%	0.2	-	-	-	-	-	0.2	0.2
US$	1.2%	0.3	-	-	-	-	-	0.3	0.3
Caps - buyer		59.4	116.2	693.8	346.9	606.2	1,207.7	3,030.2	35.2
	€4.6%	53.9	106.8	688.7	2.4	600.0	750.0	2,201.7	21.4
US$	4.6%	4.9	3.9	5.2	344.5	6.2	457.7	822.4	13.8
Other currencies	10.5%	0.6	5.6	-	-	-	-	6.1	-
Caps - seller		39.7	-	-	-	-	-	39.7	0.2
	€6.1%	39.7	-	-	-	-	-	39.7	0.2
Floors - buyer		75.0	25.0	35.0	-	-	-	135.0	0.2
	€2.7%	75.0	25.0	35.0	-	-	-	135.0	0.2
Tunnels - cap buyer/floor seller (int. rate)		-	-	-	-	67.8	450.9	518.7	22.8
	€1.5%-4.72%	-	-	-	-	-	400.0	400.0	20.8
US$	2.64%-4.99%	-	-	-	-	67.8	50.9	118.7	2.0
Tunnels - cap seller/floor buyer (int. rate)		3.7	4.2	4.8	5.5	-	-	18.2	(0.1)
	€2.9%-3.86%	3.7	4.2	4.8	5.5	-	-	18.2	(0.1)
Cross-currency swaps (int. payments) - borrower		163.7	195.7	135.7	654.6	307.0	182.4	1,639.1	169.0
US$		45.3	101.3	68.1	642.0	161.1	110.1	1,127.8	182.4
		£-	-	-	-	145.9	-	145.9	0.6
Other currencies		118.4	94.4	67.6	12.7	-	72.3	365.4	(14.0)
Cross-currency swaps (int. payments) - lender		178.6	12.2	30.5	59.3	210.5	108.4	599.5	(14.9)
		€13.8	-	-	-	100.0	50.0	163.8	23.5
US$		39.5	-	-	59.3	93.2	-	192.1	(28.3)
		£8.2	-	-	-	-	-	8.2	(4.3)
Other currencies		117.1	12.2	30.5	-	17.2	58.4	235.4	(5.7)
Forex swaps - borrower		2,308.8	-	38.8	-	-	-	2,347.6	(25.5)
		£349.9	-	38.8	-	-	-	388.7	(0.5)
US$		1,797.6	-	-	-	-	-	1,797.6	(25.8)
Other currencies		161.3	-	-	-	-	-	161.3	0.8
Forex swaps - lender		603.9	-	-	-	-	-	603.9	7.8
US$		595.3	-	-	-	-	-	595.3	7.7
Other currencies		8.6	-	-	-	-	-	8.6	0.1
Forward contracts - buyer		655.8	199.8	63.5	1.7	-	1.1	921.9	1.2
		€319.2	-	-	-	-	-	319.2	(6.8)
		£53.8	37.0	3.1	-	-	-	93.8	1.7
US$		259.3	157.4	59.8	1.7	-	1.1	479.4	6.7
Other currencies		23.6	5.4	0.6	-	-	-	29.6	(0.4)
Forward contracts - seller		452.0	86.6	10.2	6.1	6.1	58.0	619.0	14.0
		€8.6	6.1	6.1	6.1	6.1	58.0	91.0	18.9
		£214.2	54.1	3.6	-	-	-	271.9	(0.9)
US$		123.7	24.9	-	-	-	-	148.6	(2.8)
Other currencies		105.4	1.5	0.5	-	-	-	107.5	(1.2)

SUEZ 2005 FORM 20-F | F-101

Back to contents

	Average rate	Notional contract amounts by maturity December 31, 2005				Market value
(in millions of euros)		2006	2007	2008	2009	2010	> 5 years	Total
Currency options - purchased calls		18.6	-	-	-	-	-	18.6	0.5
		£5.9	-	-	-	-	-	5.9	0.1
US$		12.7	-	-	-	-	-	12.7	0.5
Currency options - written calls		33.9	-	-	-	-	-	33.9	(1.0)
US$		33.9	-	-	-	-	-	33.9	(1.0)
Currency options - purchased puts		25.4	-	-	-	-	-	25.4	0.4
US$		25.4	-	-	-	-	-	25.4	0.4
Tunnels - purchased call/written put (currency)		2.3	8.5	0.6	-	-	-	11.4	0.1
US$		2.3	8.5	0.6	-	-	-	11.4	0.1
Tunnels - written call/purchased put (currency)		2.3	8.5	0.6	-	-	-	11.4	-
US$		2.3	8.5	0.6	-	-	-	11.4	-
Total		6,212.5	2,065.8	1,563.2	4,165.5	3,297.1	4,124.0	21,428.1	444.6

Interest rate instruments

(in millions of euros)	Notional	Fair value
Fair value hedges(a)	5,711.9	285.3
Cash flow hedges(b)	1,442.4	(33.6)
Instruments not qualifying for hedge accounting(d)	7,442.0	41.3
Total	14,596.3	293.0

SUEZ 2005 FORM 20-F | F-102

Back to contents

Currency instruments

(in millions of euros)	Notional	Fair value
Fair value hedges(a)	269.0	(4.8)
Cash flow hedges(b)	426.0	56.4
Net investment hedges(c)	4,342.9	(20.5)
Instruments not qualifying for hedge accounting(d)	1,793.9	120.0
Total	6,831.8	151.1
Total Interest Rate and Currency Instruments	21,428.1	444.1

(a)

Interest rate instruments qualified as fair value hedges correspond mainly to interest rate swaps transforming fixed-rate debt into variable-rate debt. The Group also qualifies foreign currency derivatives as fair value hedges of firm foreign currency commitments.

(b)

Cash flow hedges correspond mainly to interest rate derivatives hedging variable-rate bonds and future cash flows denominated in foreign currency.

(c)

The Group uses mainly cross-currency swaps as hedges of net investments in foreign operations.

(d)

Instruments not qualifying for hedge accounting correspond to hybrid instruments that may not be designated as hedges or do not meet the hedge effectiveness criteria under IAS 39, even though, in substance, they represent hedges of debt, as the impact on foreign currency instruments is almost entirely offset by the foreign currency gains and losses on the underlying hedged items.

These instruments are included in the calculation of net debt for an amount of €418.1 million (€682.6 million in assets - see Note 20.3; €264.5 million in liabilities - see Note 26.2).

28.4 Derivatives on unlisted equity instruments

The Group has entered into commitments to buy or sell equity instruments that are not quoted on an active market. These commitments meet the definition of a derivative as set out in IAS 32/IAS 39.

The main commitments outstanding at December 31, 2005 are as follows:

Commitment regarding CNR shares

Electrabel holds a call option on 22.22% of CNR’s share capital, with the counterparty to the transaction holding a symmetrical put option on Electrabel. The exercise of these options is contingent on the repeal of the “Murcef” Act and on whether Electrabel’s interest in CNR represents more than 50% of CNR’s share capital.

In accordance with IAS 32 - Financial Instruments: Disclosure and Presentation, and IAS 39 - Financial Instruments: Recognition and Measurement, this option has not been recognized in the Group’s balance sheet at January 1, 2005 and December 31, 2005, since there are several uncertainties, particularly as regards whether or not the “Murcef” Act will be repealed.

Commitments regarding shares held in the capital of mixed inter-municipal companies

Off-balance sheet commitments

In application of the legal and regulatory provisions providing for the gradual deregulation of energy distribution activities previously entrusted to mixed inter-municipal companies, as well as the reduction of Electrabel’s interest in said companies to below 50% of their share capital, the Group entered into a number of general agreements with its local partners from 2002 onwards. These agreements were set up in light of the new regulatory environment with a view to maintaining as far as possible the financial and operational equilibrium that existed in the energy sector before the deregulation measures.

Electrabel has undertaken to reduce its interest in line with certain thresholds set by region. The conditions under which Electrabel will sell its interests in the mixed inter-municipal companies to its local partners, and the timeframe for such transactions, have been defined separately according to each region.

SUEZ 2005 FORM 20-F | F-103

Back to contents

The corresponding transactions will be carried out at the fair value of the assets concerned, with the aim of ensuring that each party is treated fairly in light of the respective benefits to be gained or lost in relation to the previous situation. The new regulatory environment should maintain the economic equilibrium that existed before deregulation. Accordingly, no valuation of the commitments undertaken needs to be performed.

Municipalities in Flanders and Wallonia have a 40% share, via the inter-municipal financing companies, in any income from energy distribution activities generated by Electrabel Customer Solutions, the subsidiary in charge of supplying eligible customers. The municipalities hold a 5% interest in Electrabel Customer Solutions, with an additional share in income and net assets via a call option which may be exercised at a price based on the net book value of Electrabel Customer Solutions.

28.5 Commodity risk

28.5.1 Hedging transactions

In the normal course of business, the Group is exposed to fluctuations in commodity prices, in particular in the natural gas, electricity, oil and coal markets.

In 2005, the growing liquidity of these markets enabled the Group to set up cash flow hedges using derivative instruments purchased on the market or over-the-counter, including futures, forward contracts and options. They comprise both contracts settled net and contracts requiring delivery of the underlying. The instruments are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.

At December 31, 2005, the Group did not hold any derivatives used as fair value hedges.

Notional amounts and maturities

Derivatives held to manage the Group’s exposure to changes in commodity prices are presented below at their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

	Notional amounts (net)* In thousands of MMBTU at Dec. 31, 2005
Commodity derivatives	2006	2007	2008	2009	2010	> 5 years	Total
NATURAL GAS AND ELECTRICITY	(86.4)	(126.0)	(115.2)	(20.6)	(22.5)	(5.1)	(375.8)
Swaps	(110.0)	(140.0)	(119.0)	(23.0)	(23.4)	(5.1)	(420.5)
Options	4.0						4.0
Forwards/futures	19.6	14.0	3.8	2.4	0.9		40.7
FUEL, GAS OIL, HEATING OIL AND COAL	139.7	117.1	91.8				348.6
Swaps	130.0	107.5	85.4				322.9
Options	9.7	9.6	6.4				25.7
Forwards/futures							-
Total	53.3	(8.9)	(23.4)	(20.6)	(22.5)	(5.1)	(27.2)
* Long position/(short position).

SUEZ 2005 FORM 20-F | F-104

Back to contents

Fair value and maturities

The fair values of derivatives held to manage the Group’s exposure to changes in commodity prices at December 31, 2005 are analyzed below based on contract maturities:

	Fair value at December 31, 2005 in millions of euros
Commodity derivatives	2006	2007	2008	2009	2010	> 5 years	Total
NATURAL GAS AND ELECTRICITY	(444.8)	(317.1)	(175.1)	(53.9)	(46.1)	(4.8)	(1,041.8)
Swaps	(441.7)	(371.2)	(185.5)	(60.1)	(46.9)	(4.8)	(1,110.2)
Options	(20.7)	(8.7)	(4.6)				(34.0)
Forwards/futures	17.6	62.8	15.0	6.2	0.8		102.4
FUEL, GAS OIL, HEATING OIL AND COAL	174.9	173.5	83.2				431.6
Swaps	178.8	147.6	67.4				393.8
Options	(2.3)	25.9	15.8				39.4
Forwards/futures	(1.6)						(1.6)
Total	(269.9)	(143.6)	(91.9)	(53.9)	(46.1)	(4.8)	(610.2)

Changes in fair value

Changes in fair value of commodity derivatives recognized in equity and in income are set out below:

	Dec. 31, 2005
	Gains and losses recognized in equity in 2005 - effective portion of the hedge	Gains and losses reclassified from equity into income 2005	Gains and losses recognized in income in 2005 - ineffective portion sof the hedge
Commodity derivatives	(in millions of euros)	in 2005 (in millions of euros)	(in millions of euros)
NATURAL GAS AND ELECTRICITY	(414.1)	(236.4)	18.0
Swaps	(49.6)	13.9	3.2
Options	-	-	-
Forwards/futures	(364.5)	(250.3)	14.8
FUEL, GAS OIL, HEATING OIL AND COAL	27.3	194.2	55.0
Swaps	(14.8)	(4.4)
Options	-	-	-
Forwards/futures	42.1	198.6	55.0
Total	(386.8)	(42.2)	73.0

In accordance with IAS 39, cumulative gains and losses on cash flow hedges recognized in equity are reclassified into income when the hedged item affects income. The fair values taken to equity are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

28.5.2 Energy trading

The Group enters into spot and forward transactions for natural gas, electricity and various oil products on organized markets and over-the-counter. It also offers commodity risk management services to customers. These transactions are executed in Europe using various instruments. Derivative instruments used include: (a) futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts. The Group uses commodity derivatives to optimize the prices offered to customers and also in connection with proprietary trading positions.

SUEZ 2005 FORM 20-F | F-105

Back to contents

In accordance with internal risk control procedures, the Group’s risk management departments are responsible for fair value calculations, and for managing market and credit risks. These departments are completely independent from the dealing teams who initiate and actively manage commodity positions. Fair values and risk exposures are calculated on a daily basis. Information about the credit quality of the Group’s energy trading counterparties is collected and assessed daily and credit limits are systematically adjusted based on financial data concerning these counterparties.

The contribution of trading activities to Group income from operating activities was €105 million in 2005 compared with €41 million in 2004 (based on the published financial statements at December 31, 2004 under French GAAP, which provides for similar accounting treatment). The contribution of trading activities corresponds to the net margin on these transactions after brokerage fees.

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) and their maturities:

	Notional amounts (net)* In thousands of MMBTU at December 31, 2005
Commodity derivatives	2006	2007	2008	2009	2010	> 5 years	Total
NATURAL GAS AND ELECTRICITY	142.7	95.2	72.8	0.3	0.3	0.6	311.9
Swaps	10.6	6.2	0.2	0.3	0.3	0.6	18.2
Options	155.0	92.9	70.0				317.9
Forwards/futures	(22.9)	(3.9)	2.6				(24.2)
FUEL, GAS OIL, HEATING OIL AND COAL	3.0	(4.2)	14.2				13.0
Swaps	3.0	(4.2)	14.2				13.0
Options							-
Forwards/futures							-
CRUDE OIL	3.5						3.5
Swaps	0.1						0.1
Options	3.4						3.4
Forwards/futures							-
Total	149.2	91.0	87.1	0.3	0.3	0.6	328.4
* Long position/(short position)

The above notional amounts reflect the volume of open transactions and not the amounts exchanged between the parties in respect of the instruments. As a result, they are not an exact measure of the Group’s exposure to market or credit risks. The notional amounts reported above for the various maturities are not indicative of probable future cash flows, because the positions may be offset at any time on the market as part of the Group’s price risk management policy, within the limit of available funds.

Fair value

The following table shows the fair values of derivative instruments used in energy trading activities at December 31, 2005 and December 31, 2004 (as published in the notes to the 2004 consolidated financial statements prepared under French GAAP).

SUEZ 2005 FORM 20-F | F-106

Back to contents

The following table shows the fair values of derivative instruments used in energy trading activities at December 31, 2005 and December 31, 2004 (as published in the notes to the 2004 consolidated financial statements prepared under French GAAP).

(in millions of euros)	Fair value at Dec. 31, 2005*	Fair value at Dec. 31, 2004
Natural gas and electricity	55.3	21.8
Fuel, gas oil and heating oil	36.0	2.6
Crude oil	(7.0)	(0.4)
Environment (CO2)	21.3	-
Total	105.6	24.0
* Foreign currency impacts relating to trading transactions, representing a negative €1.9 million in 2005, are not shown in the table.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

The table below shows the fair values of derivatives held by the Group at December 31, 2005 as part of its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method

	Fair value of contracts at December 31, 2005						Total fair value
(in millions of euros)	2006	2007	2008	2009	2010	> 5 years
Price quoted on an organized market	83.1	30.0	(0.2)	(0.4)	(0.5)	1.7	113.7
Price obtained from other external sources	(1.6)	(20.5)	3.1				(19.0)
Price based on valuation models or other techniques	19.6	(1.6)	(6.6)	(1.2)	(1.2)		9.0
Total	101.1	7.9	(3.7)	(1.6)	(1.7)	1.7	103.7

See below - Method used to calculate the fair value of commodity derivatives.

Changes in fair value

	Dec. 31, 2005	Dec. 31, 2004
Commodity derivatives	Changes in fair value (in millions of euros)	Changes in fair value (in millions of euros)
Opening balance sheet	24.0	19.6
Contracts unwound or settled during the year	(34.5)	(23.7)
Initial fair value of new contracts(a)	-
Changes in fair value due to changes in valuation techniques(b)	3.1	(0.5)
Other changes in fair value(c)	121.6	28.6
Other(d)	(10.5)
Total	103.7	24.0

(a)

Energy trading contracts with unrealized gains or losses at inception.

(b)

Including changes in valuation techniques, changes in methods of calculating correlations, volatilities and volume forecasts, market changes, and changes in the characteristics of historical data and source/type of assumptions.

(c)

Changes in fair value due to market fluctuations (prices, volatility, etc.).

(d)

Representing mainly a reclassification of the fair value of contracts under the “Other commodity derivatives” line in accordance with IAS 39.

SUEZ 2005 FORM 20-F | F-107

Back to contents

Market risk

Value at Risk (VaR)

In accordance with internal risk management procedures, market risks are managed by the risk management teams. These teams are completely independent from the dealing teams who initiate and actively manage commodity positions. Trading activities expose the Group to market risk resulting from unfavorable changes in commodity and electricity prices. Market risks on commodity and electricity positions are assessed, measured and managed based on daily calculations of Value at Risk and other market risk limits. The use of Value at Risk to quantify market risk provides a transversal measure of taking all markets and products into account. Use of these methods requires the determination of key assumptions, notably selection of a confidence interval and a holding period.

Value at Risk represents the maximum potential loss on a portfolio of assets over a given holding period based on a given confidence interval. It is not an indication of expected results. The Group uses a 1-day holding period and a 95% confidence interval.

In millions of euros	Dec. 31, 2005	2005 average(a)	2004 average(a)	2005 high(b)	2005 low(b)
Value at Risk	4.3	2.5	2.7	7.4	1.1
(a) Average of daily VaR figures. (b) Based on month-end highs and lows observed in 2005.

28.5.3 Other commodity derivatives

The Group holds contracts providing for the physical delivery of the assets, which comply with the definition of derivative instruments contained in IAS 39. These contracts fall within the scope of IAS 39 because they cannot be qualified as contracts entered into by the Group for the receipt or delivery of a non-financial item in accordance with its expected purchase, sale or usage requirements, and are not designated as effective hedging instruments. Consequently, they are measured at fair value through income.

This mainly concerns contracts that are (i) used to manage the Group’s overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase Group margins; (iii) sale contracts qualified as written options under IAS 39; or (iv) contracts that the Group has the practice of settling net.

The Group also holds certain purchase and sale contracts providing for the physical delivery of the assets which are documented as being “normal” purchases and sales but include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract with changes in fair value recognized in income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract, or (iii) other clauses.

SUEZ 2005 FORM 20-F | F-108

Back to contents

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) and their maturities:

	Notional amounts (net)* In thousands of MMBTU at Dec. 31, 2005
Commodity derivatives	2006	2007	2008	2009	2010	> 5 years	Total
Economic hedges not qualifying for hedge accounting under IAS 39	12.4	50.1	54.0	29.2			145.7
Arbitrage and optimization contracts	109.3	24.8	14.5				148.6
Other contracts qualifying as derivatives	(32.8)	(29.0)	(12.1)	(9.1)	(9.1)	(23.6)	(115.7)
Embedded derivatives	(31.4)	(24.2)	(22.8)				(78.4)
Total	57.5	21.7	33.6	20.1	(9.1)	(23.6)	100.2
* Long position/(short position)

Fair value and maturities

The following table shows the fair values of commodity derivatives at December 31, 2005 by maturity:

Commodity derivatives	Fair value at Dec. 31, 2005						Total fair value
(in millions of euros*)	2006	2007	2008	2009	2010	> 5 years
Economic hedges not qualifying for hedge accounting under IAS 39	(5.4)	(30.8)	(23.0)	(9.1)			(68.3)
Arbitrage and optimization contracts	(185.7)	(35.7)	(0.2)				(221.6)
Other contracts qualifying as derivatives	(66.6)	(37.9)	(12.6)				(117.1)
Embedded derivatives	(7.7)	(10.4)	(10.7)	(4.0)	(3.0)	(5.0)	(40.8)
Total	(265.4)	(114.8)	(46.5)	(13.1)	(3.0)	(5.0)	(447.8)
* Fair value excluding adjustments to reflect credit risk and liquidity risk.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

28.5.4 Counterparty risk

For the measurement of financial instruments, the Group takes into account the effect of credit risks on fair values.

Credit risk reflects the loss that the Group would incur as a result of the failure by counterparties to fulfill their contractual obligations. The risk is limited by credit procedures and the Group’s risk management policy, which involves assessing counterparties’ financial position and credit rating, obtaining pledge collateral, and using standard netting agreements wherever possible.

At December 31, 2005, 96.2% of the Group’s exposure to credit risk concerned counterparties rated investment grade:

	2005
(in millions of euros)	Investment Grade(a)	Total
Counterparties	1,622.2	1,687.1

(a)

“Investment Grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

SUEZ 2005 FORM 20-F | F-109

Back to contents

28.5.5 Method used to calculate the fair value of commodity derivatives

The best indication of a contract’s fair value is the price that would be agreed between knowledgeable, willing parties in an arm’s length transaction. On the transaction date, fair value generally corresponds to the transaction price. Subsequently, fair value is determined based on observable market data, which provide the most reliable indication of a change in the contract’s fair value. Market data used by the Group include:

(a) Prices quoted on an organized market

Prices are available at the end of each trading day. Fair value calculations performed based on the Black & Scholes method using prices quoted on an active market are considered as equivalent to market prices, if use of the Black & Scholes method represents a standard market practice.

(b) Prices obtained from other external sources

For over-the-counter contracts, the Group primarily uses price information provided by brokers. Prices reflect current economic and regulatory conditions related to these markets and are subject to short-term fluctuations triggered by changes in market conditions. The availability of listed prices on organized markets varies depending on the period and the commodity. In periods when quoted prices are not available or when the market is not sufficiently liquid, fair value is estimated based on the prices on organized markets or prices available on less liquid markets. The prices at which recent comparable transactions were executed by the Group are also taken into account in the measurement process.

(c) Valuation models and other techniques

The fair value of non-standard instruments is estimated using models and other valuation techniques, reflecting the most appropriate available information. The techniques include option pricing methods, statistical analyses and simulations, the discounted cash flow method, taking into account estimation and timing error factors and specific contractual clauses. The assumptions used include the market price of the commodities, their estimated value determined by reference to observable data, the discount rate (risk-free interest rate), volatility factors affecting the underlying asset, the estimated correlation between commodity and energy prices, contractual volumes, degree of market liquidity and the risk premium that investors would expect to receive.

28.5.6 Fair value of commodity derivative instruments used in operations

Successive changes in the fair value of the foregoing commodity derivatives are recognized under “Changes in fair value of commodity derivative instruments” within income from operating activities for the year. Gains and losses on these instruments are presented in revenues (sale contracts) or purchases (purchase contracts), respectively.

The contribution of commodity derivatives to income from operating activities is an expense of €151.1 million at December 31, 2005. This amount reflects changes during the year in the fair value of commodity derivatives falling within the scope of IAS 39 - Financial Instruments: Recognition and Measurement.

It breaks down as follows:

•

to optimize their margins, certain Group companies have implemented economic hedging strategies using forward contracts (with or without physical delivery of the underlying) traded on wholesale markets. These contracts aim to reduce the sensitivity of the Group’s margins to changes in commodity prices. However, as these contracts cover the entities’ net exposure to price risk, they are not eligible for hedge accounting under IAS 39 - Financial Instruments: Recognition and Measurement. Consequently, all changes in fair value of forward contracts in 2005 should be reflected in the income statement. Changes in the fair value of these positions therefore represent an opportunity cost rather than economic loss, and lead to a net expense of €233.1 million in 2005.

•

the Group offers capacity entitlements on the market at peak hours, by means of “Virtual Power Plant” auctions. These contracts qualify as derivatives under IAS 39. As the price of electricity has risen substantially since the last series of auctions were held, changes in the fair value of these options during the year leads to an expense of €44.1 million in 2005.

•

favorable changes in the fair value of foreign currency derivatives (mainly EUR in relation to the US$) entered into by the Group to hedge the currency risk on its operating activities, which are not documented as hedging instruments, have a positive €21.3 million impact on income.

•

gains and losses recognized in the income statements in relation to (i) the ineffective portion of cash flow hedges of non-financial assets; and (ii) the impact of discontinuing hedge accounting in 2005 for commodity hedges when the effectiveness of the hedge can no longer be demonstrated, leading to a positive impact of €73 million.

•

favorable changes in the fair value of derivatives embedded in commodity contracts, which are required to be accounted for separately under IAS 39, and result in a positive impact of €38.8 million.

SUEZ 2005 FORM 20-F | F-110

Back to contents

28.5.7 Contingent liabilities related to commodity derivatives

Certain Group operating companies have entered into long-term contracts and take-or-pay contracts. These consist of a firm commitment to purchase or sell specified quantities of gas, electricity and steam and related services, in exchange for a commitment from the other party to deliver or purchase said quantities. These contracts are demonstrated as falling outside the scope of IAS 39. The main future commitments under the contracts entered into by SUEZ Energie Europe, SUEZ Energie International and Elyo are presented below. They are valued at the closing spot rate or the price specified in the contract if this is not exclusively based on market conditions, discounted over their remaining life at a rate corresponding to the yield to maturity of investment grade corporate bonds. The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

(in millions of euros)	Dec. 31, 2005	Less than 1 year	1 to 5 years	More than 5 years	Dec. 31, 2004
Firm purchases of commodities, fuel and services	65,277.2	8,118.7	19,470.7	37,687.8	28,968.7
Total Commitments Given	65,277.2	8,118.7	19,470.7	37,687.8	28,968.7
Firm sales of gas, electricity, steam, oil and services	31,709.9	12,138.9	12,289.6	7,281.4	23,827.6
Total Commitments Received	31,709.9	12,138.9	12,289.6	7,281.4	23,827.6

28.6 Country risk

During 2005, the Group considered that it would be appropriate to hedge its exposure to country risk with respect to its investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of the Group’s investments as the discount factors used in calculations would be higher. In order to protect itself against this country risk, the Group has purchased credit default swaps. With these swaps, the Group pays a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a US$-denominated Brazilian government bond, in the event of a “credit event” (default, restructuring, acceleration, etc.) affecting Brazil. The nominal amount of this protection involved is US$ 300 million, maturing between March and September 2007.

At December 31, 2005, the market value of these swaps, which do not meet the hedging documentation requirements under IAS 39, is a negative €2.96 million (including the portion of outstanding premiums).

NOTE 29

OTHER LIABILITIES

	Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
(in millions of euros)	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Tax liabilities		1,202.4	1,202.4		922.3	922.3		922.3	922.3
Employee-related payables		924.6	924.6		929.9	929.9		929.9	929.9
Other payables	949.5	2,729.7	3,679.2	1,078.8	3,078.9	4,157.7	1,080.7	3,250.4	4,331.1
Total	949.5	4,856.7	5,806.2	1,078.8	4,931.1	6,009.9	1,080.7	5,102.6	6,183.3

Other payables mainly concern operating payables (excluding trade payables).

SUEZ 2005 FORM 20-F | F-111

Back to contents

NOTE 30

CONSTRUCTION CONTRACTS

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Amounts due from customers under construction contracts	770.7	728.8
Amounts due to customers under construction contracts	(812.6)	(688.9)
Total	(41.9)	39.9

“Amounts due from customers under construction contracts” and “Amounts due to customers under construction contracts” are presented in the balance sheet within “Trade and other receivables” and “Trade and other payables”, respectively.

Advances received from customers under construction contracts totaled €327.2 million at December 31, 2005, compared with €141.1 million at December 31, 2004.

NOTE 31

FINANCE LEASES

31.1 Finance leases for which SUEZ acts as lessee

An analysis of the net book value of property, plant and equipment held under financial leases is presented in Note 17.2.

The main finance lease agreement entered into by SUEZ primarily concern Elyo’s co-generation plants.

A reconciliation between the undiscounted value and present value of minimum lease payments is presented below:

	Minimum lease payments at Dec. 31, 2005		Minimum lease payments at Dec. 31, 2004
(in millions of euros)	Undiscounted value	Present value	Undiscounted value	Present value
Year 1	160.9	157.2	180.4	178.2
Between Year 2 and Year 5 inclusive	539.2	495.7	549.1	517.9
Beyond Year 5	1,130.3	705.8	1,065.2	785.8
Total Future Minimum Lease Payments	1,830.4	1,358.7	1,794.7	1,481.9

31.2 Finance leases for which SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They consist of (i) energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset; and (ii) certain contracts with industrial customers relating to assets held by the Group. The Group has recognized finance lease receivables in relation to its co-generation plants for Solvay, Total (Belgium), Bowin (Thailand) and Air Product (The Netherlands).

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Undiscounted minimum lease payments	518.2	517.4
Unguaranteed residual value accruing to the lessor	25.3	23.8
Total gross investment in the lease	543.5	541.2
Unearned financial income (financial impact of discounting)	177.0	194.3
Net investment in the lease	366.5	346.9
of which present value of minimum lease payments	354.5	336.5
of which present value of unguaranteed residual value	12.0	10.4

Amounts recognized in the balance sheet in connection with finance leases are detailed in Note 20.2.

Finance lease receivables are shown in the balance sheet within “Loans and receivables carried at amortized cost”.

SUEZ 2005 FORM 20-F | F-112

Back to contents

NOTE 32

OPERATING LEASES

32.1 Operating leases for which SUEZ acts as lessee

SUEZ has entered into operating leases mainly in connection with LNG tankers and miscellaneous buildings and fittings.

Operating lease income and expense for 2005 and 2004 can be analyzed as follows:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Minimum lease payments	(379.6)	(333.9)
Contingent lease payments	(161.2)	(179.7)
Other joint ownership expenses	(93.8)	(95.3)
Total	(634.6)	(608.9)

Future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Year 1	209.4	237.9
Between Year 2 and Year 5 inclusive	539.9	511.0
Beyond Year 5	941.5	467.9
Total	1,690.8	1,216.8

32.2 Operating leases for which SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They consist primarily of the HHPC plant in Thailand, the Baymina plant in Turkey, and the Hopewell and Red Hills plants in the United States.

Rental income for 2005 and 2004 can be analyzed as follows:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Minimum lease payments	611.9	494.3
Contingent lease payments	52.4	48.5
Sub-letting expenses	(11.5)	(10.8)
Total	652.8	532.0

Future minimum lease payments receivable under non-cancelable operating leases can be analyzed as follows:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Year 1	475.5	363.5
Between Year 2 and Year 5 inclusive	1,546.0	1,163.4
Beyond Year 5	2,859.6	2,344.9
Total	4,881.1	3,871.8

SUEZ 2005 FORM 20-F | F-113

Back to contents

NOTE 33

CONCESSION CONTRACTS

SUEZ manages a large number of concessions as defined by SIC 29 covering drinking water distribution and sanitation facilities, waste collection and treatment, and electricity distribution.

The terms of the concessions vary between 10 and 65 years, depending mainly on the level of investments to be made by the concession operator.

The concession contracts specify a number of rights and obligations with regard to the infrastructure to be built, as well as rights and obligations relating to the public service concerned.

Contracts may provide for a general obligation allowing users access to the public service according to a specified timeframe.

A general obligation also exists for restoring the site once the infrastructure has been built under the concession. Where appropriate, this obligation leads to the recognition of a capital renewal and replacement liability (see Note 1.F). Exceptionally, water distribution concessions in the United States do not provide for the return of the infrastructure to the grantor of the concession at the end of the contract. The infrastructure will remain the property of SUEZ and therefore these contracts follow the intangible asset model (see Note 1.F).

Certain contracts provide for an additional obligation to extend the service to new users or improve the existing service. These obligations lead to the recognition of an intangible asset and a related liability (see Note 1.F).

As consideration for these obligations, SUEZ is entitled to bill either the local authority granting the concession (mainly incineration activities and BOT sanitation contracts) or the users (distribution of drinking water or electricity) for the services provided. The rights to bill for expenses incurred in extending or improving the concession infrastructure gives rise to a receivable or an intangible asset, depending on the party responsible for payment (see Note 1.F).

Services are generally billed at a fixed price which is linked to a particular index over the term of the contract. However, the contracts include price adjustment clauses (usually at the end of a five-year period) if there is a change in the economic conditions forecast at the inception of the contracts. Exceptionally, contracts exist in certain countries (e.g., United States and Spain), under which the price is fixed on a yearly basis according to the costs incurred in connection with the concession, which is therefore recognized in assets (see Note 1.F).

NOTE 34

CASH FLOWS

34.1 Reconciliation with the income tax expense in the income statement

	Tax cash flows (income tax charge)
(in millions of euros)	Dec 31, 2005	Dec 31, 2004
Impact in the income statement	(585.3)	(926.0)
Non-cash items:
-provisions for income taxes	8.6	(4.8)
-deferred tax	(162.0)	300.1
-other	15.8	(98.6)
Impact in the cash flow statement	(722.9)	(729.3)

SUEZ 2005 FORM 20-F | F-114

Back to contents

34.2 Reconciliation with financial income/(loss) in the income statement

	Financial cash flows (net financial income/loss)
(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Impact in the income statement	(725.3)	(1,079.1)
Changes in amortized cost	55.3	(107.5)
Exchange rate impacts and changes in fair value	(129.7)	71.5
Reversal of discounting of non-current provisions	330.0	339.2
Other	(8.1)	(79.1)
Impact in the cash flow statement	(477.8)	(855.0)

NOTE 35

STOCK OPTIONS AND EMPLOYEE SHARE ISSUES

35.1 Stock option policy

The SUEZ annual stock option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company and in creating shareholder value.

The award of stock purchase or subscription options is also a means of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values.

Conditions for the award of options and the list of beneficiaries are set by the Board of Directors in accordance with authorizations granted at General Meetings of Shareholders.

In 2005, stock options were awarded based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’s policy in this area. The decision taken in 2000 not to apply a discount when determining the option price continued to apply in 2005.

In 2005 the Board of Directors decided to reduce the number of options awarded and replace them in part by an award of bonus SUEZ shares in the first half of 2006. Bonus shares will also be awarded to employees not covered by the stock option plan.

Furthermore, the Board of Directors decided that the exercise of a portion of options awarded will be subject to certain conditions, provided for in the conditional system for senior management executives and in the enhanced conditional system for members of the Group’s Executive Committee.

Conditional system

2003 plan

For the stock subscription options granted to senior management executives and members of the Group Executive Committee, the exercise of options is subject to the following conditions:

•

during the period from November 19, 2003 through November 19, 2007, the performance of the SUEZ share must equal or exceed that of the Eurostoxx Utilities Index over the same period, plus 1% per annum;

•

the SUEZ share price must be equal to or exceed €20.

2004 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and half of the options awarded to members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from November 17, 2008 to November 16, 2012, the SUEZ share price is equal to or greater than the exercise price of €18.14, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008.

SUEZ 2005 FORM 20-F | F-115

Back to contents

2005 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

Enhanced conditional system

2004 plan

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half is free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 17, 2008 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then the options are irrevocably forfeited.

2005 plan

Approximately 10% of the stock subscription options awarded to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then the options are irrevocably forfeited.

SUEZ 2005 FORM 20-F | F-116

Back to contents

35.2 Stock option plans in force

35.2.1 Changes in stock option plans until the increase in share capital on October 13, 2005

Stock subscription options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Dec. 31, 2004	Number of shares to be subscribed by the Management Committee***	Options exercised	Options canceled	Outstanding options at Oct. 12, 2005	Expiry date	Residual life
17/11/1997*	19/06/1997	17/11/2002	16.74	873	4,798,726	918,376	3,267,140	20,876	1,510,710	17/11/2005	0.1
28/11/2000*	05/05/2000	28/11/2004	34.89	1,347	6,569,302	1,176,621		21,657	6,547,645	28/11/2010	5.1
21/12/2000*	05/05/2000	21/12/2004	36.26	510	2,981,903	151,319		(653)**	2,982,556	20/12/2010	5.2
28/11/2001	04/05/2001	28/11/2005	33.06	3,161	13,164,191	1,758,904		284,542	12,879,649	27/11/2011	6.1
20/11/2002	04/05/2001	20/11/2006	16.93	2,528	9,209,630	1,308,812		120,214	9,089,416	19/11/2012	7.1
19/11/2003	04/05/2001	19/11/2007	13.35	2,069	7,987,262	1,318,394		(10,769)**	7,998,031	18/11/2011	6.1
17/11/2004	03/05/2004	17/11/2008	18.14	2,229	8,705,190	1,302,000		33,225	8,671,965	16/11/2012	7.1
Total					53,416,204	7,934,426	3,267,140	469,092	49,679,972
* Exercisable plans. ** This figure reflects an adjustment for changes in prior periods. *** At the time the options were awarded, and corresponding to the Executive Committee in 2002, 2003 and 2004.

Stock purchase options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Dec., 31 2004	Number of shares to be subscribed by the Management Committee***	Options exercised	Options canceled	Outstanding options at Oct. 12, 2005	Expiry date	Residual life
16/11/1998*	11/06/1998	16/11/2003	28.57	971	4,932,436	1,292,688		13,831	4,918,605	16/11/2006	1.1
30/06/1999*	11/06/1998	30/06/2004	31.00	29	251,069	31,317		(261)**	251,330	30/06/2007	1.7
15/11/1999*	11/06/1998	15/11/2004	28.95	1,115	5,152,395	1,166,524		3,915**	5,148,480	15/11/2007	2.1
31/01/2000*	11/06/1998	31/01/2005	28.87	143	906,764	52,183			906,764	31/01/2008	2.3
Total					11,242,664	2,542,712	-	17,485	11,225,179
* Exercisable plans. ** This figure reflects an adjustment for changes in prior periods. *** At the time the options were awarded.
Total					64,658,868	10,477,138	3,267,140	486,577	60,905,151

	Options	Average strike price
Balance at December 31, 2004	64,658,868	24.70
Granted	-	-
Exercised	(3,267,140)	16.74
Canceled	(486,577)	27.71
Balance at October 12, 2005	60,905,151	25.11

SUEZ 2005 FORM 20-F | F-117

Back to contents

35.2.2 Changes in stock option plans until the capital increase on October 13, 2005

Pursuant to Article D.174 of the French Decree 67-236 on commercial companies dated March 23, 1967, the cash capital increase carried out for an amount of €2.37 billion on October 13, 2005 led to an adjustment of the strike price and the number of options outstanding at the date of said increase. The following tables take this adjustment into account.

Stock subscription options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Oct. 13, 2005	Number of shares to be subscribed by the Management Committee**	Awards	Options exercised	Options canceled	Outstanding options at Dec. 31, 2005	Expiry date	Residual life
17/11/1997*	19/06/1997	17/11/2002	16.50	873	1,532,815	931,713		1,285,647	247,168	-	17/11/2005	-
28/11/2000*	05/05/2000	28/11/2004	34.39	1,347	6,643,409	1,193,708			71,475	6,571,934	28/11/2010	4.9
21/12/2000*	05/05/2000	21/12/2004	35.74	510	3,026,078	153,516				3,026,078	20/12/2010	5.0
28/11/2001*	04/05/2001	28/11/2005	32.59	3,161	13,067,309	1,784,447			39,453	13,027,856	27/11/2011	5.9
20/11/2002	04/05/2001	20/11/2006	16.69	2,528	9,221,577	1,327,819		8,153	10,987	9,202,437	19/11/2012	6.9
19/11/2003	04/05/2001	19/11/2007	13.16	2,069	8,114,792	1,337,540			12,706	8,102,086	18/11/2011	5.9
17/11/2004	03/05/2004	17/11/2008	17.88	2,229	8,799,389	1,320,908			44,045	8,755,344	16/11/2012	6.9
09/12/2005***	13/05/2005	09/12/2009	24.20	2,251		-	6,531,100			6,531,100	09/12/2013	7.9
Total					50,405,369	8,049,651	6,531,100	1,293,800	425,834	55,216,835

*

Exercisable plans.

**

 At the time the options were awarded, and corresponding to the Executive Committee in 2002, 2003, 2004.

***

Of which 1,352,000 shares to be subscribed by the Executive Committee.

Stock purchase options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Oct. 13, 2005	Number of shares to be subscribed by the Management Committee**	Awards	Options exercised	Options canceled	Outstanding options at Dec. 31, 2005	Expiry date	Residual life
16/11/1998*	11/06/1998	16/11/2003	28.16	971	4,990,667	1,311,461			21,191	4,969,476	16/11/2006	0.9
30/06/1999*	11/06/1998	30/06/2004	30.56	29	254,963	31,772				254,963	30/06/2007	1.5
15/11/1999*	11/06/1998	15/11/2004	28.54	1,115	5,222,653	1,183,464			32,301	5,190,352	15/11/2007	1.9
31/01/2000*	11/06/1998	31/01/2005	28.46	143	919,904	52,941				919,904	31/01/2008	2.1
Total					11,388,187	2,579,638	-	-	53,492	11,334,695
* Exercisable plans. ** At the time the options were awarded, and corresponding to the Executive Committee in 2002, 2003, 2004 and 2005.
Total					61,793,556	10,629,289	6,531,100	1,293,800	479,326	66,551,530

SUEZ 2005 FORM 20-F | F-118

Back to contents

	Options	Average strike price
Balance at October 13, 2005	61,793,556	24.75
Granted	6,531,100	24.20
Exercised	(1,293,800)	16.50
Canceled	(479,326)	21.86
Balance at December 31, 2005	66,551,530	24.88

35.3 Fair value of stock option plans in force

Stock option plans are valued based on a binomial model using the following assumptions:

	Plan 2005	Plan 2004	Plan 2003
Volatility(a)	31.25%	29.66%	28.04%
Discount rate(b)	3.25%	3.70%	4.30%
In euros:
Dividends(c)	0.8	0.8	0.7
Fair value of option at grant date	7.24	4.35	3.11

(a)

The volatility calculated corresponds to a moving average of volatilities over the life of the plan.

(b)

The discount rate corresponds to a risk-free rate over the life of the plan.

(c)

Last dividend paid.

Due to the difficulties in valuing the restrictions applicable under the conditional system and enhanced conditional system as described above, no discount has been applied in relation to these restrictions for calculating the value of the options.

Based on a staff turnover assumption of 5%, the expense recorded during the period in relation to stock option plans was as follows:

	Grant date	Charge
(in millions of euros)		Dec. 31, 2005	Dec. 31, 2004
2004
SUEZ	11/20/2002	10.6	10.6
SUEZ	11/19/2003	5.8	5.8
SUEZ	11/17/2004	9.0	1.1
SUEZ	12/09/2005	0.7	-
Total		26.1	17.5

As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 which had not yet vested at January 1, 2005.

35.4 Employee share issues

35.4.1 Description of plans available

Employees are entitled to subscribe to share issues under Group corporate savings plans. They may subscribe to:

•

either the Spring Classique plan: this plan allows employees to subscribe to SUEZ shares either directly or via an employee investment fund at lower than current market prices;

•

or the Spring Multiple plan: under this plan, employees may subscribe to SUEZ shares, either directly or via an employee investment fund. The plan also entitles them to benefit from the positive performance of SUEZ shares (leverage effect) at the end of the mandatory holding period.

SUEZ 2005 FORM 20-F | F-119

Back to contents

Under the Multiple plan, beneficiaries subscribing directly to SUEZ shares are granted a “Stock Appreciation Right” (SAR) entitling them to benefit from a performance multiplier resulting in a cash payment after a period of five years. Under IFRS 2, SUEZ is required to recognize a liability in respect of these employees, which is covered by warrants subscribed by SUEZ.

35.4.2 Expense recognized in the income statement 2005

The purchase price for the 2005 plan, which is based on the reference price at the grant date, less a discount of 20%, representing €18.22.

Excluding stock appreciation rights, the cost of employee shares is based on the difference between the fair value of the shares subscribed and their purchase price. This cost was estimated by the Group taking into account the mandatory five-year holding period provided for in French law. The following assumptions were used to estimate the cost of employee shares:

• Five-year risk-free interest rate	2.60%;
• Retail banking spread	2.35%;
• Employee financing rate	4.95%;
• Share borrowing costs	1.00%.

Based on the above, an expense of €9.4 million was recognized in 2005 in connection with the 12.8 million shares subscribed.

Stock Appreciation Rights

The accounting impact of these programs consists of recognizing a payable to the employee over the vesting period of the rights with a contra-entry recorded in the income statement. The impact on income for 2005 is not material.

NOTE 36

RELATED PARTY TRANSACTIONS

The inclusion of this note within the financial statements is aimed at ensuring transparency in the relationship between the Group and its shareholders and representatives, as well as in the links between the Group and related companies that it does not exclusively control (i.e. proportionally consolidated entities and affiliates).

The following paragraphs detail material transactions only.

36.1 Proportionally consolidated entities

Itasa

Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2005, compared to €36.7 million in 2004.

Electroandina

Gasoducto Nor Andino transports gas purchased by Electroandina. In 2005, Gasoducto billed a total of €38.9 million for these services, compared to €40.0 million one year earlier.

Acea-Electrabel group (Italy)

Alp Energie markets electricity sold by Acea-Electrabel group entities.

In 2005, purchases by SUEZ from the Acea-Electrabel group amounted to €162.1 million.

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €77.2 million in 2005, compared to the 2004 figure of €25.2 million, and also granted loans to the Acea-Electrabel group totaling €363.7 million in the same year.

SUEZ 2005 FORM 20-F | F-120

Back to contents

Zandvliet Power

Electrabel granted a loan to Zandvliet Power totaling €95.3 million at December 31, 2005, compared to €73.3 million at December 31, 2004.

36.2 Affiliates

Elia System Operator (ESO)/Elia

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 grid operator of the high-voltage electricity transmission network in Belgium. ESO and Elia have been consolidated by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel paid ESO/Elia electricity transmission fees totaling €251.2 million in 2005, compared to €280.4 million in 2004. Amounts owed to ESO/Elia totaled €12.5 million at December 31, 2005, versus €12.8 million at December 31, 2004.

The Group billed services provided to ESO/Elia amounting to €100.0 million in 2005, compared to €110.1 million in 2004.

Finally, the Group had granted ESO/Elia a loan amounting to €808.4 million at December 31, 2005 (€354.8 million maturing in 2009 and €453.6 million maturing after 2010), compared to €1,123.8 million at December 31, 2004. In 2005, loans generated financial revenues of €29.9 million, compared to €33.4 million in 2004.

Mixed inter-municipal companies

The equity-accounted mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigas to non-industrial Belgian customers that are not eligible for deregulation. Electrabel sold gas and electricity totaling €738.6 million to the mixed inter-municipal companies in 2005, compared to €963.9 million in 2004.

Electrabel and Electrabel Customer Solutions paid gas and electricity distribution costs to the mixed inter-municipal companies amounting to €1,078.7 million in 2005, compared with €1,368.2 million in 2004.

Miscellaneous fees mainly relating to network maintenance billed by Electrabel’s subsidiary ENV to the mixed inter-municipal companies totaled €58.4 in 2005, versus €60.9 million in 2004.

The mixed inter-municipal companies do not employ any personnel. In accordance with the bylaws, Electrabel makes personnel available to them with a view to carrying out daily distribution services. Electrabel bills the mixed inter-municipal companies for all work, supplies and services provided to them. Amounts billed to the inter-municipal companies totaled €1,431.2 million in 2005, and €1,371.9 million in 2004.

Receivables relating to gas and electricity supply and other services stood at €78.1 million at December 31, 2005 versus €243.3 million at December 31, 2004.

Amounts payable by Electrabel to the mixed inter-municipal companies came to €337.4 million at December 31, 2005, versus €344.5 million at December 31, 2004.

At December 31, 2005, Electrabel had granted cash advances totaling €398.8 million to the mixed inter-municipal companies, compared to €536.7 million at December 31, 2004. Amounts due to the mixed inter-municipal companies by Electrabel came to €26.2 million at December 31, 2005, compared with €81.9 million at December 31, 2004.

Electrabel’s reimbursement right in connection with the pension obligations relating to its distribution employees stood at €1,191 million in 2005, versus €1,212 million in 2004.

Compagnie Nationale du Rhône (CNR)

Within the scope of purchase and sale agreements signed with CNR, the Group acquired €42.9 million of electricity in 2005 from CNR, compared with €46.1 million in 2004. The Group also sold €27.5 million of electricity under these contracts in 2005, versus €28.8 million the year before.

SUEZ 2005 FORM 20-F | F-121

Back to contents

Amounts due to CNR came to €6.1 million at December 31, 2005, compared to €10.5 million at December 31, 2004, while amounts receivable from CNR totaled €2.9 million at December 31, 2005, compared to €6.5 million at December 31, 2004.

Sohar

Services provided to Sohar within the scope of engineering, procurement and construction contracts were billed for €206.9 million in 2005.

SUEZ also provided Sohar with performance bonds and delivery guarantees capped at US$ 45.4 million.

Contassur

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet in the amounts of €318 million and €325 million at December 31, 2005 and 2004, respectively.

NOTE 37

EXECUTIVE COMPENSATION

The following table presents the compensation received by directors and members of the Executive Committee:

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Short-term benefits	17.8	17.0
Post-employment benefits	2.9	2.0
Share-based payment	3.5	1.9
Total	24.2	20.9

NOTE 38

CONTINGENT ASSETS AND LIABILITIES

The Group gives and receives various guarantees within the scope of its ordinary activities. Such commitments given are recognized as liabilities when it is probable that they will be settled by an outflow of resources embodying economic benefits will be required to settle the obligations. The following table presents a breakdown of commitments given and received by the Group which are not recognized on the balance sheet.

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
“Return to profit” clauses	5.9	0.5
Commitments given on contracts	3,361.9	2,446.5
Payment guarantees given	64.6	67.1
Commitments given to partnerships	0.6	13.7
Vendor warranties	1,507.4	1,445.9
Other contingent liabilities	1,516.4	1,449.8
Total Contingent Liabilities	6,456.8	5,423.5
“Return to profit” clauses	2.9	3.4
Commitments received on contracts	641.2	570.3
Payment guarantees received	313.5	10.9
Commitments received from partnerships	0.1	3.0
Other contingent assets	604.2	224.3
Total Contingent Assets	1,561.9	811.9

SUEZ 2005 FORM 20-F | F-122

Back to contents

NOTE 39

CLAIMS AND LITIGATION

Competition and industry concentration

Energy

A sector inquiry was launched into the gas and electricity markets during the summer of 2005. These inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets. Although the findings of the inquiry have yet to be published, it appears likely that at the outcome of the procedure, the European Commission will recommend either individual or structural measures (such as proposing a third liberalization directive). Since the Group is a major player in this sector, such measures would certainly impact its activities. However, it is impossible to assess such impact at the present time.

In addition to the sector inquiry, the Commission has also initiated procedures in respect of Hungary and Poland. The Commission is currently reviewing certain long-term agreements, signed during the privatization of electricity-producing companies, in light of regulations governing state aid. The Group is indirectly involved in the procedures as a contracting party in Hungary (Dunamenti) and Poland (Polaniec).

The Commission is also reviewing gas supply contracts for industrial clients in Belgium with a view to determining whether the terms of the contracts agreed with Distrigas are of a market restrictive type in Belgium. Distrigas is cooperating fully with the relevant authorities on this issue.

Environment

In France, the Anti-Trust Council (Conseil de la Concurrence) ruled that the subsidiaries of Compagnie Générale des Eaux (CGE) and Lyonnaise des Eaux France, with equal stakes in water distribution, created a collective dominant position between the two groups. Although the Council did not impose sanctions, it requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by CGE, France’s highest court, the Court of Cassation (Cour de Cassation) recently overturned a ruling made by the Paris Court of Appeal that upheld the decision of the Anti-Trust Council. The Court of Cassation’s judgment was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this judgment did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order requiring that the two groups unwind their cross-shareholdings in their joint subsidiaries (Société des Eaux de Marseille, Société des Eaux du Nord, SEVESC, Stéphanoise des Eaux, Martiniquaise et Guyanaise des Eaux).

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax agencies of certain countries. Provisions are recorded for these claims and disputes when (i) a legal, contractual, or constructive obligation exists at the balance sheet date to a third party; (ii) it is probable that there will be an outflow of resources embodying economic benefits in order to settle the obligation, with no consideration; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €650 million at December 31, 2005.

In Manila in the Philippines, a debt and capital restructuring agreement for Maynilad was concluded in April 2005 between MWSS (the concession-granting authority), the shareholders, and the lending institutions. The key objectives of this agreement, which came into force in July 2005, and whose implementation is expected to extend over several years, are to restructure the debt, ensure the long-term viability of the company, and reduce SUEZ’s exposure.

On August 16, 2004, Vega Engenharia Ambiental, a subsidiary of SUEZ Environnement, received a notice from the Brazilian Federal Justice Department for an initial payment of BRL 1.5 billion (approximately €540 million), or a guarantee of payment. This notice - which was subsequently reduced by the authorities to BRL 0.3 billion (about €110 million) - came further to the Brazilian tax authorities’ inquiry into the refinancing program set up for the tax liabilities of the Brazilian company Oxfort (which had maintained certain of its operations not acquired by SUEZ in 1997). On September 26, 2005, the Brazilian courts overturned the tax authorities’ decision without judging the merits of the case, thus leading to the termination of the Justice Department’s main proceedings, including the notice. As SUEZ has never held any direct or indirect interest in Oxfort, the Group considers that it is not exposed to any risks in connection with this matter and has not therefore recorded any related provisions.

SUEZ 2005 FORM 20-F | F-123

Back to contents

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Several legal disputes are currently in progress against the company, including those relating to the discharge of untreated waste water and the invoicing process. Provisions representing the best estimate of the Group’s risks in relation to this concession have been recorded at December 31, 2005, and a partial impairment loss has been recognized on assets resulting from the expected future valuation of this contract.

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID).

These procedures aim at obtaining indemnities to compensate for the investments made since the start of the concession and the losses incurred since the Argentine peso’s devaluation following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities have been initiated in each case, and those concerning Aguas Cordobesas are at an advanced stage. An agreement amending the original concession contract was thus signed by both parties on December 21, 2005 and was approved by the Provincial Congress on December 28, 2005. This agreement came into force on January 1, 2006, and provides inter alia for a new pricing policy, applicable from the same date. On February 24, 2006, Aguas Cordobesas was notified of the decision to suspend the implementation of the new pricing policy for 90 days while its terms are reviewed by the regulatory authorities.

For Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the water concession holders and the concession-granting authorities continued in 2005, but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts, which would eliminate uncertainty as to future cash flows and the ability to continue as a going concern. Given this context as well as the resulting decline in the companies’ financial and operational performance, they have been forced to launch termination procedures in respect of their concession contracts.

The liquidation of Aguas Provinciales de Santa Fe was announced at the company’s annual general meeting held on January 13, 2006. On January 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly acknowledging the transfer of the services back to the grantor, with effect from February 8, 2006.

The Group’s commitments to lenders (notably IFC, BID, and BEI BNP) and the performance bond issued to the Argentine government totaled approximately US$ 280 million at December 31, 2005. If the negotiations currently underway should fail, these guarantees could be triggered before completion of the arbitration proceedings. In such a case, SUEZ would take all necessary action to safeguard its legitimate interests. However, in view of the provisions and impairment losses recorded to cover this risk since the end of 2001, this outcome would not have a material negative impact on consolidated net income.

In the United Kingdom, several claims have been made against Dégremont Ltd concerning certain completed or in-progress contracts. These disputes include a claim of GBP 107 million against all of the contractors involved in the Liverpool contract. No distinction has been made in this overall claim between the different contracting companies despite the fact that the project involves separate contracts. Dégremont Ltd’s individual contract amounts to GBP 2.6 million and concerns the design of part of the water treatment facility and delivery of certain equipment. Provisions recorded at December 31, 2005 reflect the Group’s best estimate at that date of the possible outcome of the proceedings in progress.

SUEZ 2005 FORM 20-F | F-124

Back to contents

On August 8, 2005, Judge Harold Baer of the US District Court for the Southern District of New York issued his Opinion and Order in the matter of SUEZ Energy Marketing North America (SEMNA, formerly TEMI) v. AEP concerning the long-term Power Purchase and Sale Agreement (PPSA) concluded between the parties. SEMNA had claimed damages in excess of US$ 17 million and AEP brought a counterclaim for damages in excess of US$ 643 million. In his Opinion, Judge Baer awarded damages in the amount of US$ 122 million to AEP, to be increased by prejudgment interest. SEMNA appealed the damages awarded to AEP, while AEP filed an appeal requesting total damages of more than US$ 500 million. On January 26, 2005, the court rejected SEMNA’s appeal and partially rejected AEP’s claim. In the amendment to the Opinion and Order, SEMNA was required to pay a further US$ 50 million to AEP by virtue of the guarantee provided by SUEZ-Tractebel SA (STSA). SEMNA has requested a review of this decision on the grounds that this amount is not owed directly by SEMNA, but by STSA, assuming that SEMNA did not pay the full amount owed to AEP. SEMNA has recorded a provision related to these proceedings, without this entailing any binding recognition with respect to its accountability for this sum.

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel (formerly Tractebel), concerning investments in Kazakhstan. SUEZ-Tractebel has filed an administrative law appeal against those claims. SUEZ-Tractebel has contested this claim which, based on the advice of legal counsel, it considers unfounded.

On July 16, 2002, Statoil ASA and the consortium consisting of Tractebel Gas Engineering Belgium SA (TGE), Fabricom-GTI SA, and Entrepose Contracting SA concluded a construction (EPC) contract for the installation of a liquefied natural gas storage tank and importation facility at Hammersfest, Norway. During the construction phase, Statoil called for a number of modifications affecting the design and conditions for the installation of this facility. As Statoil had contested the request submitted by the consortium for the payment of additional costs and for an extension of the completion date, on December 17, 2004, TGE (acting on behalf of the consortium) brought legal action in the court of Stavanger in Norway. The parties will endeavor to reach an out-of- court settlement through a mediation process arranged under the auspices of the court. The trial on the merits of the case is expected to restart in the event that such mediation fails.

Operations in the Netherlands are primarily financed by loans granted by the Group’s coordination center, Cosutrel. The Dutch tax authorities are currently reviewing whether the interest paid to Costurel, totaling €210 million at December 31, 2005, is deductible for tax purposes. In view of existing tax losses, a tax expense would arise for Electrabel if the authorities decide the interest is not deductible. However, Electrabel considers this scenario to be unlikely, and maintains that the position adopted by the Dutch tax authorities is unfounded.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

NOTE 40

SUBSEQUENT EVENTS

On February 28, 2006, SUEZ and Gaz de France announced their intention to merge and submit the planned merger to their respective year-end extraordinary shareholders’ meetings for approval, following the various statutory and regulatory processes, including:

•

legislative changes, notably those allowing the French State to reduce its interest in Gaz de France to below the current ceiling of 70%;

•

notification of the operation to the European Commission and other competent authorities;

•

submission of the merger documents to the market authorities.

The merger of SUEZ into Gaz de France will be carried out following payment by SUEZ to its shareholders of: (i) an ordinary dividend of €1 per share (up 25%) at the Ordinary General Meeting of May 2006, and (ii) an extraordinary dividend of €1 per share at the Extraordinary General Meeting which will decide the merger. The exchange ratio in respect of the merger is one Gaz de France share per SUEZ share.

With respect to Aguas Argentinas, the concession-granting authorities have rejected the termination request mentioned in Note 39. Negotiations with a view to sell European shareholders’ interests in Aguas Argentinas have failed. The Argentinean Government proceeded on March 21, 2006, by decree, with the termination of the concession contract of Aguas Argentinas, citing faults of the concessionaire. The decision of the Argentinean authorities in particular resulted in the suspension of the payments of the company which requested on April 28 to benefit from Concurso Preventivo (comparable with the bankruptcy administrative proceeding in France and which involves the provisional suspension of the proceedings). ICSID arbitration procedures in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing.

SUEZ 2005 FORM 20-F | F-125

Back to contents

NOTE 41

LIST OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2005

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Regent, 8 - 1000 Brussels - Belgium	98.6	50.1	98.6	50.1	FC	FC
ELIA/ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20 - 1000 Brussels - Belgium	27.1	32.1	27.5	64.0	AC	AC
ALP ENERGIA ITALIA	Via Tiziano 32 20145 Milan, Italy	98.6	25.0	100.0	50.0	FC	AC
ELECTRABEL France	Le César, 20 Place Louis Pradel 69001 Lyon, France	98.6	50.1	100.0	100.0	FC	FC
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 - 1000 Brussels - Belgium	94.5	48.0	95.8	95.8	FC	FC
ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 98,6 9820 Merelbeke, Belgium	98.6	50.1	100.0	100.0	FC	FC
DUNAMENTI	Eronu Rt. C/o Electrabel Magyarorszàg Csenterics u. 8 2440 Szazhalombatta, Hungary	73.8	37.5	74.8	74.8	FC	FC
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92 8025 AZ Zwolle Netherlands	98.6	50.1	100.0	100.0	FC	FC
ELECTRABEL DEUTSCHLAND AG	FriedrichstaBe 200 10117 Berlin, Germany	98.6	50.0	100.0	100.0	FC	FC
ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14-16 66111 Saarbrücken, Germany	50.3	25.5	51.0	51.0	FC	FC
ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92 8025 AZ Zwolle - Netherlands	98.6		100.0		FC	NC
POLANIEC	Elektrownia im. Tadeusza Kosciuski - Spolka Akcyjna w Polancu Poland	98.6	50.1	100.0	100.0	FC	FC
ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	98.1	49.8	99.5	99.5	FC	FC
ACEA Electrabel group(a)	P. le Ostiense, 2 Rome, Italy	40.0	20.3	40.6	40.6	PC	PC
CASTELNOU	General Castanõs 4 - 3e planta, 28004 Madrid, Spain	98.6	50.1	100.0	100.0	FC	FC
“TIRRENO POWER SPA”	Largo Lamberto Loria, 3 Roma Italy	34.5	17.5	35.0	35.0	PC	PC
COMPAGNIE NATIONALE DU RHONE (CNR)	2, rue André Bonin 69 316 Lyon cedex 04 - France	49.3	25.0	49.9	49.9	AC	AC
SYNATOM	Place du Champ de Mars 5 - 1050 Brussels - Belgium	98.6	50.1	100.0	100.0	FC	FC
SHEM	Le César, 20 Place Louis Pradel, 69001 Lyon, France	78.9		80.0		FC	NC
DISTRIGAZ	Rue de l’Industrie, 10 - 1000 Brussels - Belgium	57.2	57.2	57.2	67.7	FC	FC
DISTRIGAZ & Co	Rue de l’Industrie, 10 - 1000 Brussels - Belgium	57.2	57.2	100.0	100.0	FC	FC
FLUXYS	Avenue des Arts, 31 - 1040 Brussels - Belgium	57.2	57.2	57.2	67.7	FC	FC

SUEZ 2005 FORM 20-F | F-126

Back to contents

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
FLUXYS LNG	Rue Guimard 4 1040 Brussels, Belgium	60.2	59.4	100.0	98.6	FC	FC
SUEZ ENERGY INTERNATIONAL (SEI)
TRACTEBEL ENERGIA (formerly GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	68.7	78.3	68.7	78.3	FC	FC
COMPANHIA ENERGETICA MERIDIONAL	Rua Antonio Dib Mussi, n°366 - Centro Florianopolis - Santa Catarina - Brazil	68.7	78.3	100.0	100.0	FC	FC
ENERSUR	Av. República de Panamá 3490, San Isidro, Lima 27, Peru	61.7	78.9	61.7	78.9	FC	FC
GLOW (THAILAND)	26th Floor, M. Thai Power 87 Wireless Road, Phatum Wan Bangkok 10330, Thailand	69.1	99.1	69.1	99.1	FC	FC
SUEZ LNG FINANCE SA	1st Floor Chamber of Commerce Building Columbus Circle, Westmoorings Trinidad W.I. - Trinidad & Tobago	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENERGY RESOURCES NORTH AMERICA	1990 Post Oak Boulevard Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENERGY MARKETING NORTH AMERICA	1990 Post Oak Boulevard Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENERGY GENERATION NORTH AMERICA	1990 Post Oak Boulevard Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	FC	FC
ELECTROANDINA	Isidora Goyenechea 3365, piso 7, Las Condes - Santiago - Chile	33.3	33.3	33.3	33.3	PC	PC
SUEZ LNG AMERICA	1990 Post Oak Boulevard Suite 1900 Houston, TX 77056-4499, USA	100.0	100.0	100.0	100.0	FC	FC
HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul, Korea	75.0	75.0	75.0	75.0	FC	FC
COLBUN(b)	Av. Apoquindo 4775, Piso 11, 12 & 13 Las Condes - Santiago - Chile	19.0	29.2	32.5	50.0	AC	PC
BAYMINA	Ankara Dogal Gaz Santrali 06900 Ankara - Turkey	95.0	95.0	95.0	95.0	FC	FC
TBL ENERGIA DE MONTEREY	Carretera a Villa de Garcia km.9 C.P. 66000 Garcia Nuevo Leon -Mexico	100.0	100.0	100.0	100.0	FC	FC
SUEZ ENERGY SERVICES (SES)
ELYO	235, av. Georges Clémenceau 92000 Nanterre - France	100.0	100.0	100.0	100.0	FC	FC
AXIMA AG	12, Zürcherstrasse - 8400 Winterthur - Switzerland	100.0	100.0	100.0	100.0	FC	FC
CPCU	185, Rue de Bercy 75012 Paris - France	64.4	64.4	64.4	64.4	FC	FC
FABRICOM SA	254 Rue de Gatti de Gamond 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	FC	FC

SUEZ 2005 FORM 20-F | F-127

Back to contents

Company name	Corporate headquarters	% interest	% control	Consolidation method	Company name	Corporate headquarters	% interest
		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex -France	100.0	100.0	100.0	100.0	FC	FC
FABRICOM GTI SA	Rue de Gatti de Gamond 254 - 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	FC	FC
GTI GROUP	Kosterijland 50, 3981 AJ Bunnik Netherlands	100.0	100.0	100.0	100.0	FC	FC
INEO	2 allée Jacques Brel 92247 Malakoff Cedex - France	100.0	100.0	100.0	100.0	FC	FC
ENVIRONMENT
SUEZ ENVIRONNEMENT	1, rue d’Astorg 75008 Paris - France	100.0	100.0	100.0	100.0	FC	FC
LYONNAISE DES EAUX France	1, rue d’Astorg 75008 Paris - France	100.0	100.0	100.0	100.0	FC	FC
DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison - France	100.0	100.0	100.0	100.0	FC	FC
AGBAR	Torre Agbar, Avenida Diagonal, 211 08019 Barcelona - Spain	25.5	25.8	48.5	48.5	PC	PC
NORTHUMBRIAN WATER GROUP	Abbey Road - Pity Me -Durham - DH1 5FJ - United Kingdom		25.0		25.0	NC	AC
SITA HOLDINGS UK LTD	Grenfell Road, Maidenhead Berkshire SL6 1ES, United Kingdom	100.0	100.0	100.0	100.0	FC	FC
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln, Germany	100.0	100.0	100.0	100.0	FC	FC
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL - 6801 HA Amhem, Netherlands	100.0	100.0	100.0	100.0	FC	FC
SITA France	123, rue des 3 Fontanot 92000 Nanterre - France	100.0	100.0	100.0	100.0	FC	FC
SITA SVERIGE AB.	Kungsgardsleden - 26271 Angelholm - Sweden	75.0	75.0	75.0	75.0	FC	FC
AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso - 4, Santiago - Chile	7.4	20.8	48.5	51.2	PC	PC
AGUAS ARGENTINAS	Reconquista 823 1003 Buenos Aires - Argentina	46.3	46.3	39.9	39.9	FC	FC
LYDEC	20, boulevard Rachidi Casablanca - Morocco	51.0	59.0	51.0	59.0	FC	FC
UNITED WATER RESOURCES	200 Old Hook Road Harrington Park, New Jersey-USA	100.0	100.0	100.0	100.0	FC	FC
OTHER
SUEZ SA	16 Rue de la Ville L’Evêque 75008 Paris - France	100.0	100.0	100.0	100.0	FC	FC
SUEZ-TRACTEBEL	Place du Trône, 1 - 1000-Brussels - Belgium	100.0	100.0	100.0	100.0	FC	FC
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque - 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	FC	FC
SUEZ FINANCE SA	16, rue de la Ville l’Evêque - 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	FC	FC

SUEZ 2005 FORM 20-F | F-128

Back to contents

Company name	Corporate headquarters	% interest	% control	Consolidation method	Company name	Corporate headquarters	% interest
		Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004	Dec. 2005	Dec. 2004
GENFINA	Place du trône, 1 - 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	FC	FC
SI FINANCES	68, Rue du Faubourg Saint-Honoré- 75008 Paris - France	100.0	100.0	100.0	100.0	FC	FC

(a)

Ownership interest in the ACEA/ELECTRABEL holding company.

(b)

The method of consolidation for Colbun has changed from proportional consolidation to consolidation by the equity method (associate company), reflecting the reduction in the Group’s ownership interest following asset transfers carried out by one of Colbun’s shareholders.

FC:

Full consolidation

PC:

Proportional consolidation

AC:

Associated company

NC:

Not consolidated

NOTE 42

SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP

The accompanying consolidated financial statements for the year ended December 31, 2005 have been prepared in accordance with the International Financial Reporting Standards published by the International Accounting Standards Board (IASB) as adopted by the European Union at that date as described in Note 1. As allowed under IFRS 1, the Group has elected to postpone the first-time application of IAS 32 and IAS 39 until January 1, 2005. The comparative data for the period ended December 31, 2004 have not been restated to reflect the provisions of IAS 32 and IAS 39.

Those standards differ in certain significant respects from those used in the United States of America (“U.S. GAAP”). These differences are described below and the effects are presented in the reconciliations of shareholders’ equity and net income contained in Note 43.

42.1 Differences in accounting for business combinations under IFRS and U.S. GAAP

42.1.1 Business Combinations Carried Out Prior to January 1, 2004

The Group elected to use the exemption not to apply IFRS 3, “Business Combinations” to business combinations that took place before January 1, 2004, the Transition date, as allowed under IFRS 1, “First-Time Adoption of International Financial Reporting Standards”. In addition, in the absence of specific provisions, the Group has retained under IFRS the accounting treatment adopted under French GAAP for minority interest acquired. The difference between the acquisition price and the Group’s carrying value of the minority interest acquired is recorded as goodwill. Therefore, the first-time adoption of IFRS has not resulted in any material changes to the accounting methods previously applied by the Group under French GAAP (the basis of accounting used by the Company in preparing its primary financial statements prior to January 1, 2004) except :

•

goodwill amortization recorded in 2004 under French GAAP has been eliminated under IFRS in compliance with IFRS 3;

•

unamortized negative goodwill recorded within provisions under French GAAP as of January 1, 2004 has been recognized against net equity under IFRS.

SUEZ 2005 FORM 20-F | F-129

Back to contents

Reverse acquisition

Compagnie de Suez (“Suez”) was acquired by Lyonnaise des Eaux (“Lyonnaise”) by means of a share-for-share exchange in June 1997. Under French law, Lyonnaise was identified as the legal acquirer of Suez. Therefore, for French GAAP purposes, Lyonnaise was considered the accounting acquirer of Suez.

Under U.S. GAAP, the acquiring enterprise in combinations effected by an exchange of stock is generally the common stockholder that receives the larger portion of the voting rights in the new enterprise. Accordingly, the legal acquirer (the entity issuing shares) may not be the acquiring enterprise for accounting purposes. When the legal acquirer is different from the accounting acquirer the transaction is described as a “reverse acquisition”.

Immediately following the merger between Lyonnaise and Suez, the former Suez shareholders held approximately 62% of the equity of the combined entity and the former Lyonnaise shareholders held approximately 38%. As a result, for U.S. GAAP purposes, this transaction is a reverse acquisition with Suez as the accounting acquirer, which has been accounted as follows:

•

the value of the shares of the legal acquirer, Lyonnaise, issued to effect the merger has been considered as the basis to determine the purchase price. Shares issued by Lyonnaise have been valued at €17.53 per share, which was the average market price within a reasonable period before and after the date of the announcement of the merger;

•

the historical financial statements presented prior to the date of acquisition are those of the accounting acquirer, Suez. Therefore, French GAAP purchase accounting entries related to the merger have been reversed to reflect Suez assets and liabilities at historical cost;

•

the acquired portion of the identifiable assets and liabilities of Lyonnaise were adjusted to their fair value at the date of acquisition;

•

minority interests in subsidiaries as reflected in the Lyonnaise financial statements have been maintained at underlying historical cost.

Combinations financed through shares of the parent company

Under French GAAP, prior to January 1, 2000, goodwill arising from acquisitions financed by share issuances was charged directly to equity in the year of acquisition. Under U.S. GAAP, the excess resulting from the allocation of purchase price to the individual assets and liabilities is recorded as goodwill.

Additionally, the fair value of shares issued used to calculate the purchase price under French GAAP was the market price of the shares as of the announcement date rather than the average market price for a reasonable period surrounding the date of announcement as required under U.S. GAAP.

Lastly, minority interest was recorded at the current fair value at the date an incremental interest is purchased. The major business combinations, which were financed through shares of the parent company are as follows:

•

in July 1998 the Group purchased an additional 36.03% of SGB through the issuance of 126,981,790 shares (€30.92 per share) and guaranteed value certificates. The additional interest in earnings of SGB was included from July 1, 1998;

•

in 1999, the Group purchased an additional 48.58% of Tractebel, which led to the issuance of 206,372,355 shares of Suez common stock and the payment in cash of €630.7 million. Following the offer, the Group owns 97.9% of Tractebel shares. The additional interests in earnings of Tractebel were included in income from November 1, 1999;

•

in 1999, the Group offered its shares in exchange for all outstanding SITA shares not held by the Group.

Acquisition of minority interest

Under French GAAP, the acquisitions of minority interests were recorded using the subsidiary’s carrying values of the assets and liabilities before the minority interest acquisition. Under U.S. GAAP, the acquisition of minority interests were recorded using the fair value of these assets and liabilities determined at the date an incremental interest is purchased (step up method).

SUEZ 2005 FORM 20-F | F-130

Back to contents

Goodwill amortization and impairment

Under French GAAP, goodwill was generally amortized over its estimated life, not to exceed 40 years.  As business combinations consummated before January 1, 2004 were not restated in the opening IFRS balance sheet, accumulated amortization of goodwill as of January 1, 2004 accounted for in accordance with French GAAP was maintained in the Group’s 2004 financial statements presented in accordance with IFRS.  Beginning January 1, 2004, goodwill, including goodwill on equity method investments, is no longer amortized under IFRS but tested at least annually for impairment as prescribed in IFRS 3.

On January 1, 2002, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” for U.S. GAAP purposes. Subsequent to the date of adopting SFAS 142, goodwill, including goodwill on equity method investments, is no longer subject to amortization for U.S. GAAP purposes but is instead tested at least annually for impairment. Accordingly, goodwill amortization recorded under French GAAP from January 1, 2002 through December 31, 2003 has been eliminated for U.S. GAAP purposes.

Historically, goodwill impairment losses were recorded under U.S. GAAP due to differences in the carrying amount of goodwill as explained above.

Negative goodwill

Under IFRS 3, “Business Combinations”, the excess fair value of identifiable assets and liabilities acquired over the acquisition cost is recognized immediately in profit or loss. Under U.S. GAAP, SFAS No. 141, “Business Combinations”, the excess fair value of the identifiable assets and liabilities acquired over the purchase price has been allocated to reduce the carrying amounts of non-financial long-term assets.

This difference mainly relates to the acquisition in November 1998 of Tractebel Energia, a Brazilian energy company.

A reconciling item is required for the resulting difference in the amount of depreciation recorded.

42.1.2 Business Combinations Carried Out After January 1, 2004

Acquisition of minority interest

Under IFRS provisions, the Group has continued to account for the acquisition of additional minority interest as follows: the difference between the acquisition price and the Group’s carrying value of the minority interest acquired is recorded as goodwill.  Under U.S. GAAP, the purchase price relating to acquisitions of minority interests is allocated to the incremental ownership of the related assets and liabilities acquired based on their respective fair value at the date an incremental interest is purchased (step up method) with any excess recorded as goodwill.

Combinations financed through shares of the parent company

Under IFRS, the cost of combination is determined based on the market price of Suez shares at the date on which Suez effectively obtains control of the acquiree. In general, that date is deemed to be the date of their physical exchange.

Under U.S. GAAP, in compliance with SFAS 141 and Emerging Issues Task Force (“EITF”) Issue 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” the fair value of Suez shares issued as consideration was based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition were agreed to and announced.

SUEZ 2005 FORM 20-F | F-131

Back to contents

42.1.3 Summarized Impact of Adjustments Relating to Business Combinations

The impact of these differences in accounting for business combinations under IFRS and U.S. GAAP on certain balance sheet items is summarized in the table below:

	Business combination carried out prior to January 1, 2004	Business combination carried out after January 1, 2004
2005
Intangible assets, net	276.4	174.4
Goodwill	3,681.3	20.2
Property, plant and equipment	829.7	7.6
Other assets	1,450.4	30.5
Total assets	6,237.8	232.7
Shareholder’s equity(1)	5,594.2	180.1
Minority interests	12.3	(61.6)
Debt	0.7	11.7
Provisions	228.7	0.0
Other liabilities	401.9	102.5
Total liabilities and shareholder’s equity	6,237.8	232.7
2004
Intangible assets, net	284.4	-
Goodwill	4,095.0	(75.8)
Property, plant and equipment	838.9	108.6
Other assets	1,313.7	18.4
Total assets	6,532.0	51.2
Shareholder’s equity(1)	6,016.8	5.1
Minority interests	(238.1)	9.2
Debt	19.8	0.0
Provisions	246.9	0.0
Other liabilities	486.6	36.9
Total liabilities and shareholder’s equity	6,532.0	51.2
(1) Figures in this table include the impacts of deferred tax. Figures in Note 43 are presented gross of deferred tax.

Property, plant and equipment and intangible assets are amortized respectively over an average period of 20-40 years and 40 years, respectively.

42.2 Items impacting net income/(loss) and shareholders’ equity under U.S. GAAP other than business combinations

42.2.1 Income Taxes

Suez has certain tax-free reserves which derive from previous capital gains on assets sold.  These tax-free reserves become taxable upon liquidation, distribution, transfer to another account or the decision to reverse the reserves and utilize them against current year losses or loss carry-forwards about to expire.  Under IFRS, no tax liability is recorded.

Under U.S. GAAP, a deferred tax liability should be recorded for the entire balance of the tax-free reserves at the applicable current rate.

The income tax effects resulting from U.S. GAAP adjustments are reported on a separate line in the reconciliation.

SUEZ 2005 FORM 20-F | F-132

Back to contents

42.2.2 Pension Obligations

As allowed under IFRS 1, the Group has elected to recognize in the opening IFRS balance sheet, through shareholders’ equity, all cumulative actuarial gains and losses not yet recognized as of December 31, 2003.  Under U.S. GAAP, those actuarial gains and losses, when exceeding 10 % of the higher of commitments and the plan assets, will be recognized over the expected average remaining working lives of the employees. Due to the resulting difference in the amount of unrecognized items, the amounts of prepaid or accrued pension cost in the balance sheet as well as those of any actuarial gains or losses recognized through the income statement differ under U.S. GAAP and IFRS.

Under U.S. GAAP, when the accumulated benefit obligation (i.e. the projected benefit obligation excluding any assumption about future compensation levels) exceeds the fair value of plan assets, the recognition of an additional liability may be required in accordance with SFAS 87, “Employers’ Accounting for Pensions”.  If this additional liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction of shareholders’ equity. Under IFRS (IAS 19, “Employee Benefits”), there is no requirement to record a minimum pension liability.

42.2.3. Accounting for Share -Based Payments

Under IFRS, compensation cost relating to share-based payment transactions (including the grant of shares or share options to employees) which occurred after November 7, 2002 and have not vested as of January 1, 2005 is accounted for under IFRS 2, “Share-Based Payment”, which requires that stock-based compensation costs be measured based on the estimated fair value of the transaction, and expense recognized over the options’ vesting period. No compensation expense was recorded under IFRS for share-based payments granted prior to November 8, 2002.

Under U.S. GAAP, the Company has elected to account for share-based payments in accordance with APB 25, “Accounting for Stock Issued to Employees”, as allowed by SFAS No 123, “Accounting for Stock-Based Compensation”. Accordingly, stock-based compensation costs are measured based on the intrinsic value of the options or other share-purchase rights (i.e. the excess of the market price of the underlying common stock at the date of grant over the exercise price of the option or other share-purchase rights) - instead of the fair value - and expense recognized over the options’ vesting period.

For conditional plans with performance criteria, U.S. GAAP requires recognition of compensation expense when it is probable that the performance criteria will be fulfilled. Compensation expense measured by the difference between the exercise price and the market value is spread over the vesting period and is remeasured at the end of each period until the measurement date, as defined in APB 25 is reached.

42.2.4 Derivative Instruments

As allowed under IFRS 1, the Group adopted IAS 32, “Financial Instruments:  Disclosure and Presentation”, and IAS 39, “Financial Instruments: Recognition and Measurement” on January 1, 2005. The Company’s accounting policies relating to derivative financial instruments prior to January 1, 2005 were consistent with those policies applied under French GAAP.

a) Derivatives financial instruments prior to the adoption of IAS 32/39

Under French GAAP, the Group accounted for its derivative instruments off-balance-sheet until the underlying transaction was realized.

Beginning January 1, 2001, for purpose of the U.S. GAAP reconciliation, the Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and the corresponding amendments (SFAS No. 137, SFAS No. 138 and SFAS No. 149). Under SFAS No. 133, all derivatives (including certain derivative instruments embedded in other contracts), whether designated in hedging relationships, as detailed below, or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows or net investments. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income or OCI), than recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. For derivative instruments designated as a hedge of a foreign currency risk in a net investment in a foreign operation, gains and losses due to the fluctuations in market rates are recorded in Other Comprehensive Income. Several of these contracts do not presently qualify as derivatives under SFAS 133 because of limitations on the possibility for net settlement or prohibitive costs to cash settle due to illiquidity in the related markets. In addition, certain commodity contracts that would otherwise have been considered derivatives qualify for the normal purchases and sales exception and therefore are not accounted for as derivatives. On a quarterly basis, the Group assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods.

SUEZ 2005 FORM 20-F | F-133

Back to contents

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

b) Derivatives financial instruments after the adoption of IAS 32/39

Scope of contracts considered as financial derivative instruments: Normal purchases and normal sales exemption

Commodity contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business are scoped out of SFAS No. 133, and the corresponding amendments (SFAS No. 138 and SFAS No. 149). Under IFRS, a similar exemption exists, since commodity contracts entered into and that continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are scoped out of IAS 39.  However, differences between U.S. GAAP and IFRS arise in the scope of contracts considered “normal” purchases or “normal” sales, due to the following factors:

•

Under U.S. GAAP, as confirmed by Derivatives Implementation Guidance (DIG) C12, the normal purchase and normal sale is elective. The Group has therefore qualified under U.S. GAAP certain of its power sales contracts as derivatives instruments while the same contracts have been documented as “normal” sales under IFRS.

•

Under U.S. GAAP (as specified under DIG C10, C15 and C16) freestanding option contracts and forward contracts that contain optionality features that modify the quantity of the asset to be delivered under the contract cannot be considered as “normal” purchases or “normal” sales, with the exception of certain categories of power purchase or sale agreements, and of contracts under which the option component permits the holder only to purchase or sell additional quantities at the market price at the date of delivery. Under IFRS, eligibility to the normal purchases and sales exception is not explicitly prohibited for contracts that contain a purchased option component (only written option are not eligible for the normal purchases and normal sales exception). The Group’s interpretation of IAS 39’s paragraph 7 is that purchased options or forward contracts with embedded optionality features that modify the quantity of the asset to be delivered under the contract that are not - in substance - equivalent to written options can be considered as normal purchases and sales. These contracts may however contain embedded derivative instruments.

Scope of contracts considered as embedded derivatives

When adopting SFAS No. 133 on January 1, 2001, the Group had opted for a limitation in the scope of contracts considered for identification of embedded derivatives to contracts issued, acquired or substantially modified after January 1, 1999. When adopting IAS 39 on January 1, 2005, and in the absence of such “grandfathering” clause, the identification of embedded derivatives under IFRS is based on the entire scope of contracts existing as of January 1, 2005.

Scope of contracts considered as embedded foreign exchange derivatives

As presented in IAS 39 AG33 (d), an embedded foreign currency derivative in a host contract that is not a financial instrument (such as a contract for the purchase or sale of a non-financial item where the price is denominated in a foreign currency) is considered as closely related to the host contract when it is denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place. As a consequence, such embedded foreign currency derivative does not qualify as a derivative under IFRS. Under U.S. GAAP, the existence of such terms may require the embedded feature to be accounted for as a derivative.

SUEZ 2005 FORM 20-F | F-134

Back to contents

Definition of a financial derivative - One or more notional amounts

Under U.S. GAAP, a derivative instrument (including an embedded derivative) is a contract that has one or more underlyings and one or more notional amounts or payment provisions or both. Under the IFRS definition of a financial derivative instrument, there is no specific requirement for the existence of a notional amount. Accordingly, certain contracts included qualified as derivatives under IFRS but not for U.S. GAAP.

First time adoption and hedging transactions

On the first time adoption date of IAS 39 (January 2005), gains and losses attributable to derivatives qualifying as hedges under Group’s previous accounting standards and hedging the variability of future cash flows probable to occur, even if not highly probable, were recognized directly as a separate component within shareholders’ equity.  Gains and losses on other hedges that did not qualify for cash flow hedges under IAS 39 were recognized as retained earnings.  Under U.S. GAAP, gains and losses on derivatives that do not qualify for cash flow hedges under SFAS 133, or that were not properly documented as cash flow hedges, appeared on January 1, 2005 under retained earnings.

Gains and losses initially recognized within shareholders’ equity shall be reclassified to the income statement when the forecasted transaction (i) results in the recognition of a financial asset or liability, (ii) results in a profit or loss or (iii) is no longer expected to occur.

Consequently (i) on January 1, 2005, the amounts recognized under IFRS within shareholders’ equity differed from the amount recognized under U.S. GAAP within other comprehensive income (OCI) and (ii) the amounts reclassified from equity (OCI) to earnings during 2005 differed under IFRS and U.S. GAAP.

42.2.5 Marketable Securities

As allowed under IFRS 1, the Group adopted IAS 32, “Financial Instruments:  Disclosure and Presentation,” and IAS 39, “Financial Instruments: Recognition and Measurement,” on January 1, 2005.  The Company’s accounting policies relating to marketable securities prior to January 1, 2005 were consistent with those policies applied under French GAAP.

Marketable securities prior to the adoption of IAS 39

In accordance with French GAAP, the Group’s policy was to value marketable securities and other equity securities at the lower of cost or market value with any resulting unrealized losses recorded in the income statement. Unrealized gains were not recognized. There was also a difference in how market value is determined under U.S. GAAP.

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

Under U.S. GAAP, the Group applies Accounting Principles Board Opinion (APB) No. 18, “The Equity Method of Accounting for Investments in Common Stock” and records non-listed equity securities at their historical costs.

Effect of the adoption of IAS 39 on marketable securities

The Group adopted IAS 39 as of January 1, 2005. Effects of this adoption are presented in Note 2.3.

Under IAS 39, non-listed equity investments classified as available-for-sale are recorded at fair market value, if they can be reliably measured. Change in fair-value are recorded directly in equity except when an impairment test leads to identify a fair value that is lower than the historical acquisition cost and that this decline in fair value is deemed to be significant and prolonged. In this latter case, the impairment loss is recognized in the income statement.

SUEZ 2005 FORM 20-F | F-135

Back to contents

42.2.6 Property, Plant and Equipment

Maintenance

Under IAS 16, “Property, Plant and Equipment”, the cost of major inspections and replacements under multi-year maintenance programs are identified and separately recognized in the carrying value of the corresponding asset.  These components are depreciated on a straight-line basis over their useful life (i.e. over the period to the next replacement).  Under U.S. GAAP, these costs are expensed as incurred.

Asset Retirement Obligations

Under IAS 16, “Property, Plant and Equipment”, the value at which an asset is measured at recognition includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present, legal or implicit obligation to dismantle or restore the item.  The amount recognized in assets for dismantling costs is recorded as a liability in the same amount at recognition in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” the discount rate at each balance sheet date is periodically reviewed and adjusted to the current rate.

Additionally, the Group has elected to apply the option available to first-time adopters of IFRS under IFRIC 1, as follows:

•

the liability at the date of transition to IFRS has been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, based on cash flow and discount rate assumptions applied at the transition date; the discount rate is 5% for the Belgian power stations;

•

the gross amount that would have been included in the cost of the related asset when the liability first arose has been estimated by discounting the liability to the commissioning date using the average of the discount rates that would have applied for that liability over the period from the commissioning date to the IFRS transitions date.

Under U.S. GAAP, SFAS 143, “Accounting for Asset Retirement Obligations”, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred (a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset) if a reasonable estimate of fair value can be made.

Under SFAS 143 the interest rate used to measure the changes in the liability (and consequently the corresponding cost of dismantling) for an asset retirement obligation due to passage of time shall be the credit-adjusted risk-free rate that existed when the liability was initially measured (historical rate).

42.2.7 Lease Arrangements

Sale and leaseback arrangements

In 2002, the Group entered into sale-leaseback arrangements of buildings and leaseholds.  Those leases have been recorded as operating leases under IAS 17, “Leases”.  Under IAS 17, the profit corresponding to the disposal of an asset recorded as operating leaseback is not deferred if specific conditions are met and especially if the transaction is made with a selling price and rental payments that correspond to the market conditions at the time of the transaction. Under IFRS, the Group has immediately recognized the gains relating to operating sale and leaseback transaction as the transactions were realized at fair value.

U.S. GAAP, SFAS 13, “Accounting for Leases”, requires the deferral of any profit or loss resulting from a sale-leaseback transaction with a lease classified as an operating lease except for the portion of the gain that is larger than the present value of the lease payment to be made. These amounts are then amortized in proportion to the rental payments over the period of time that the asset is expected to be used.  For U.S. GAAP purposes, the Group is amortizing these gains over the terms of the respective lease agreements, which range from 9 to 25 years.

SUEZ 2005 FORM 20-F | F-136

Back to contents

42.2.8 Concession Contracts

Under IFRS, as outlined in Note 1, the Company has adopted the guidance contained in the IFRIC Draft Interpretations D12, D13 and D14 for IFRS purposes. The Company accounts for the majority of its concession contracts using the intangible asset model as described in IFRIC Draft Interpretation D 14. Under this model, the operator is deemed to have received a right to access the infrastructure (recorded as an intangible asset) from the grantor in exchange for obligations to construct new assets or enhance existing assets.  These obligations are considered an element of the cost of the intangible asset.  For the remainder of its concession contracts, the Company uses the financial asset model outlined within IFRIC Draft D13.  Under this model, a financial asset is recorded as services are rendered.  Under both of these models, a liability is recognized, when contractual obligations exist to maintain, replace or restore assets when IAS 37 recognition conditions are fulfilled, at the best estimate of the expenditure required to settle the obligation.  Otherwise, the costs related to these obligations are expensed when incurred.

Under U.S. GAAP, the Company accounts for its concession contracts based on a lease model by analogy with SFAS No. 13, “Accounting for Leases”. Under this model, costs related to construction, enhancements and renewals of infrastructure assets are accounted for asset by asset as lease improvements and are capitalized. When contractual obligations exist for renewal or enhancement of the plant and equipment, the estimated book value of such renewals and enhancements at the date of expiration of the concession is considered to be a cost of the concession arrangement, since the assets are retained by the grantor of the concession, and is amortized on a straight line basis over the term of the concession agreement; the corresponding lease improvements are depreciated, when incurred, over their estimated useful lives. When no contractual obligations exist, lease improvements are depreciated over the shorter of their estimated useful lives or the residual life of the contract.

42.2.9 Impairment of Long-lived Assets

If indicators of impairment are present, an impairment review must be carried out for the purposes of both IFRS and U.S. GAAP. Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value-in-use. The value-in-use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, a recoverability test must first be performed by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount.  If the asset’s carrying value exceeds the undiscounted cash flows, the impairment loss is calculated as the excess of the asset’s carrying amount over its fair value, which is frequently calculated by reference to the expected discounted cash flows.  If the recoverability test is passed then an impairment can not be recorded even if the fair value of the asset is less than its carrying amount.  Accordingly, an impairment recorded under IAS 36 may not be recorded or may be recorded in a different period than under U.S. GAAP.

42.2.10 Revenue Recognition

Part of the price received by the Group under certain long-term electricity sales contracts is fixed, rather than based on volumes.  The fixed amount changes over the term of the contract.  Under IFRS, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

Prior to 2005, revenues relating to power purchase agreements signed prior to May 22, 1992 (the effective date of  EITF 91-6, “Revenue Recognition of Long-Term Power Sales Contracts”)  were recognized, for U.S. GAAP purposes, based on the contract terms and, in the case of long-term electricity sales contracts, the fixed payment was recognized on the billing date.  There were no differences in accounting between IFRS and U.S. GAAP related to power purchase agreements signed after May 21, 1992.

Effective January 1, 2005, the Group changed its revenue recognition policy (under U.S. GAAP) relating to long-term electricity sales contracts signed prior to May 22, 1992 to conform to the guidance contained in EITF 91-6, as it believes that this policy better reflects the actual earnings process associated with these contracts.  The cumulative effect of this change aggregated to €84.9 million (before tax) which has been recorded as a reduction of 2005 U.S. GAAP revenue.

SUEZ 2005 FORM 20-F | F-137

Back to contents

42.2.11 Scope of Consolidation

Electrabel

In 2002, the Group owned 45.32% of Electrabel which was consolidated under French GAAP because the Group exercised effective control by casting the majority of the votes at the three shareholders meetings prior to December 31, 2002. This indicator of effective control was not sufficient to allow consolidation under U.S. GAAP, so Electrabel was accounted for under the equity method under U.S. GAAP in 2002. As a result of this difference in method, the profit component of certain inter-company transactions between Electrabel and the Group that had been completely eliminated using full consolidation under French GAAP were recognized in part under the equity method for U.S. GAAP. This adjustment also reduces U.S. GAAP net income in the years when the total income recognized through an external sale in French GAAP for the portion of that income previously recognized under the equity method in U.S. GAAP.

In 2003, the Group increased its voting interest in Electrabel to 50.12%. Accordingly, Electrabel has been fully consolidated since January 1, 2003 for U.S. GAAP purposes.

Accounting for investments in jointly controlled entities

In accordance with IAS 31, “Interest in Joint Ventures”, the Group has elected to account investments in jointly controlled entities under the proportionate consolidation method.

For U.S. GAAP purposes, investments in jointly controlled entities are accounted for under the equity method.

This difference in accounting policy has no effect on net income or shareholders’ equity. However, application of the equity method decreases net sales by €3,381.1 million and €3,103.5 million, for 2005 and 2004, respectively, and income from operating activities for €549.6 million and €474.8 million for 2005 and 2004, respectively.

FASB Interpretation No. 46 Revised (FIN 46R), Consolidation of Variable Interest Entities

Under U.S. GAAP, FIN 46R addresses the identification and consolidation of variable interest entities (VIEs), which are entities that are not controllable through voting interests or in which the entity’s equity investors do not bear the residual economic risks and rewards in proportion to voting rights. FIN 46R requires consolidation of a VIE by the enterprise that has a majority of risks and rewards of ownership, commonly referred to as the primary beneficiary. Prior to January 2004, the Group applied FIN 46R to all special purpose entities and all other variable interest entities created subsequent to January 31, 2003 with no significant impact on the Group’s consolidated financial statements.

The Group applied FIN 46R at December 31, 2004 to entities other than special purpose entities created before February 1, 2003 and all other entities created or acquired in 2004. In application of FIN 46R, the Group has identified two significant VIEs, which have been consolidated for U.S. GAAP purposes during 2004.  IFRS does not have provisions similar to those contained in FIN 46R, which were applicable to these entities and thus they were accounted for under the equity method.

The first entity manages a local transmission network and was consolidated as of December 31, 2004 as the shareholders with the equity at risk as a group were not able to make key operating decisions for the entity. Previously, this entity was treated as an equity method investment. The impact of the consolidation of this entity on the 2004 U.S. GAAP financial information resulted in an increase in total assets and total liabilities of €1,693 million with no impact on shareholders’ equity as of December 31, 2004.  In June 2005, the Group sold a significant stake in this entity through an initial public offering, which reduced the Group’s controlling interest from 64.1 % as of December 31, 2004 to 27.4 % as of December 31, 2005.  Accordingly, this entity is no longer considered within the scope of FIN 46R and has been accounted for as an equity method investment consistent with IFRS.

The second entity produces and sells power and was consolidated as of December 31, 2004 under the provision of FIN 46R as the shareholders did not bear the residual economic risks of the entity while being accounted for by the Group under the equity method of accounting for IFRS.  The impact of the consolidation of this entity on the 2004 financial statements resulted in an increase in total assets and total liabilities of €183 million with no impact on shareholders’ equity. The consolidation of these entities had no impact on the 2004 consolidated statement of income.  The Group acquired an 80% controlling interest in this entity on January 2005.  Accordingly, it was fully consolidated in the Group’s IFRS financial statements from that date consistent with U.S. GAAP.  Assets acquired and liabilities assumed have then been reassessed at their fair value at the date of acquisition for the Group share.

SUEZ 2005 FORM 20-F | F-138

Back to contents

42.2.12 Gains/Losses on Sale of Certain Investments

Under IFRS, the basis in securities held by the Group of consolidated subsidiaries and equity method investments (i.e., the basis in the investment) is determined by adding or deducting the accumulated earnings or losses, as determined under IFRS, less any dividends. In the same calculation under U.S. GAAP, the accumulated earnings or losses would be measured using amounts determined using U.S. GAAP which, in some instances, differs from the basis of the investments determined under IFRS. Because the basis in the investments can be different under IFRS and U.S. GAAP, any gains or losses realized when a portion of the investment is sold would likewise differ.

Additionally, as allowed under IFRS 1, the Group has elected to transfer cumulative translation adjustments at January 1, 2004 to “Consolidated reserves” in equity. This reclassification created a reconciling item for U.S. GAAP purposes that will only reverse when the corresponding subsidiaries are sold.

The adjustment to gains / losses on sale of investments represents the effect of these differences. The most significant differences relate to the initial public offering of Tractebel Energia and Elia and the sale of the remaining stake in Northumbrian Water Group in 2005 and to the partial sale of M6 in 2004.

42.2.13 Assignment of Litigious Receivables

On September 5, 2005, SUEZ sold without recourse to a financial institution litigious receivables due from the French State for a firm and definitive price of €995.4 million.

Under IFRS, the impacts of this sale were recognized in the 2005 consolidated financial statements as (i) SUEZ has no commitments to reimburse the sale price, (ii) the triggering of the commonly granted warranties given by SUEZ is deemed to be improbable and (iii) the Group no longer has any active involvement in the recovery procedures. As the assigned receivables relate to tax previously paid by the Group and previously recorded as a deduction from equity, the corresponding sale price has been recorded as an increase of equity.

Under U.S. GAAP, the Group had to consider the guidance of EITF 88-18 Sales of Future Revenues. Given the restrictive interpretation of recognition criteria which has been applied in practice under U.S. GAAP when assessing transactions subject to EITF 88-18, the Group recorded the proceeds of the transaction with the financial institution within deferred income for U.S. GAAP purposes.   Recognition of the proceeds will be recorded for U.S. GAAP purposes when the litigation related to the receivables, whose risks have been assumed by the financial institution, is resolved.

42.2.14 Presentation of Consolidated Financial Statements

In addition to the adjustments between IFRS and U.S. GAAP above identified and the scope of consolidation reclassification described in Note 42.2.11, certain amounts in the 2004 U.S. GAAP financial information have been reclassified to conform with the current year presentation.

The most significant reporting and presentation practices followed by the Group that differ from U.S. GAAP with respect to the balance sheet are described in the following paragraphs:

•

deferred taxes are presented in non current assets and liabilities under IFRS and as current or non current under U.S. GAAP based on the classification for financial reporting of the related non tax asset or liability or the timing of the expected reversal thereof if the deferred tax amounts do not relate to an asset or liability.

•

minority interests are presented under IFRS within equity, but separate from the parent shareholders’ equity. U.S. GAAP requires minority interests to be presented outside equity, between liabilities and equity.

•

note 1.L.2. describes the Group’s accounting treatment under IFRS related to put options on the share of its subsidiaries. The Group records the redemption value of the put as debt in the IFRS balance sheet in the line item ‘Other financial liabilities’ by reclassifying the carrying value of the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests previously reclassified and the value of the debt.

For U.S. GAAP reporting purposes, the Group has reversed the aforementioned IFRS accounting which has decreased debt related to put options granted to minority interests.

SUEZ 2005 FORM 20-F | F-139

Back to contents

•

bond redemption premiums and discounts are presented on a net basis as a component of borrowings in balance under IFRS, while such amounts are presented on a gross basis as other assets and liabilities under U.S. GAAP.

The most significant reporting and presentation practices followed by the Group that differ from U.S. GAAP with respect to the income statement are described in the following paragraphs:

•

the unrealized gains or losses on commodity derivatives that do not qualify as hedges (and are not entered into as part of proprietary trading activities) and the ineffective portion of hedges, are shown net as “Mark-to-market on derivative instruments” in the IFRS income statement. Under U.S. GAAP these unrealized gains and losses are classified within revenues or cost of sales depending on the nature of the underlying transaction. Accordingly, these changes in fair value of commodity derivatives recorded in accordance with IFRS have been reclassified for U.S. GAAP which has resulted in a decrease of Revenues by €243.7 million.

•

sales of shares of equity method investees of €963.8 million during 2005 (not applicable for 2004), recorded within “Disposals of assets, net” for IFRS have been reclassified to “Share in income/(loss) of associates” for U.S. GAAP purposes.

•

“net income/(loss) from discontinued operations” for IFRS of €716.4 million has been reclassified to “Share in income/(loss) of associates” during 2004 for U.S. GAAP purposes. These companies were consolidated under proportionate method under IFRS and accounted for according to the equity method investment under U.S. GAAP.

•

gains(losses) on sale of non-consolidated investments of €117.3 million during 2005 and €70.8 million during 2004, recorded within “Income from operating activities” (within “Disposal of assets, net”) have been classified as non-operating activities for U.S. GAAP purposes.

•

the accretion of interest expense relating to discounted provisions (i.e. dismantling, nuclear waste reprocessing, site restoration, and pension and other retirement obligations) is recorded within “Financial loss” under IFRS while the related expense is recorded within the respective expense amount within “Income from operating activities” for U.S. GAAP purposes (€321.1 million and €328.8 million in 2005 and 2004, respectively).

SUEZ 2005 FORM 20-F | F-140

Back to contents

NOTE 43

RECONCILIATION OF IFRS TO U.S. GAAP AND PRESENTATION OF CONDENSED FINANCIAL INFORMATION

43.1 Reconciliation of Net Income/(Loss), net of minority interests

	For the years ended December 31,
(in millions of €)	2005	2004
Net Income/(Loss) as Reported in the Consolidated Income Statements
Reference indicates section of Note 42 where adjustment is discussed	2,512.7	1,696.4
1.1 Business Combinations carried out prior to January 1, 2004	(85.6)	(147.3)
1.2 Business Combinations carried out after January 1, 2004	(35.8)	12.2
2.1 Income Taxes	(0.6)	(14.3)
2.2 Pension Obligations	(2.3)	(126.2)
2.3 Share-Based Payments and Treasury Stock	(51.7)	(26.1)
2.4 Derivative Instruments	255.2	(378.5)
2.5 Marketable Securities	74.5	(27.5)
2.6 Property, plant and equipment	(65.2)	(7.7)
2.7 Lease Arrangements	9.4	24.3
2.8 Concession Contracts	(70.5)	(17.8)
2.9 Impairment of Long-lived Assets	(26.2)	8.1
2.10 Revenue Recognition	(99.4)	5.2
2.11 Scope of Consolidation	-	(0.2)
2.12 Gains/Losses on Sale of Certain Investments	(526.0)	(87.5)
2.13 Assignment of Litigious Receivables	-	-
Other Items	(131.1)	(44.2)
Total U.S. GAAP Adjustments Before Tax Effect	(755.4)	(827.8)
Tax Effect of the above adjustments	0.1	284.3
U.S. GAAP Net Income/(Loss)	1,757.5	1,152.9

Condensed U.S. GAAP Consolidated Income Statement Information

	For the years ended December 31,
(in millions of €)	2005	2004
Revenues	37,368.3	34,902.2
Income from operating activities	1,714.9	2,426.3
Minority interests	854.6	1,121.9
Net Income from continuing operations	1,757.5	1,152.9
Net Income	1,757.5	1,152.9

SUEZ 2005 FORM 20-F | F-141

Back to contents

43.2 U.S. GAAP Earnings per Share

In accordance with SFAS 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include potential common shares with a dilutive effect. Potential common shares include stock options, warrants, and convertible securities issued by the company on its own stock.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2005 and 2004 prepared in accordance with U.S. GAAP are as follows:

(in millions of €, except share and per share amounts)	2005	2004
Numerator (income):
Numerator for basic earnings per share-net income available to common stockholders	1,757.5	1,152.9
Effect of dilutive securities;
- Elimination of interest on convertible bonds	6.8	9.8
Numerator for diluted earnings per share-net income available to common stockholders after considering potentially dilutive common shares	1,764.3	1,162.7
Denominator (number of shares):
Denominator for basic earnings per share-weighted average shares outstanding during the year	1,053,241,249	995,133,046
Effect of dilutive securities:
- Stock options	5,980,714	1,980,566
- Convertible bonds	6,675,877	13,538,405
- Dilutive potential common shares	12,656,591	15,518,971
Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions	1,065,897,840	1,010,652,017
Earnings per share:
Basic	1.67	1.16
Diluted	1.66	1.15

SUEZ 2005 FORM 20-F | F-142

Back to contents

43.3 Shareholders’ Equity (net of minority interests)

(in millions of €)	2005	2004
Shareholders’ Equity (net of minority interests) as Reported in the Consolidated Balance Sheets	16,511.4	7,837.5
Reference indicates section of Note 42 where adjustment is discussed
1.1 Business Combinations carried out prior to January 1, 2004	5,960.0	6,490.7
1.2 Business Combinations carried out after January 1, 2004	314.7	42.0
2.1 Income Taxes	(167.5)	(92.3)
2.2 Pension Obligations	136.8	208.8
2.3 Share-Based Payments and Treasury Stock	-	3.3
2.4 Derivative Instruments	43.1	(443.8)
2.5 Marketable Securities	(516.0)	425.6
2.6 Property, plant and equipment	52.5	76.4
2.7 Lease Arrangements	(57.2)	(66.5)
2.8 Concession Contracts	370.9	479.4
2.9 Impairment of Long-lived Assets	162.1	163.9
2.10 Revenue Recognition	-	91.0
2.11 Scope of Consolidation	142.6	142.2
2.12 Gains/Losses on Sale of Certain Investments	-	(24.2)
2.13 Assignment of Litigious Receivables	(995.4)	-
Other Items	23.8	180.5
Total U.S. GAAP Adjustments Before Tax Effect	5,470.4	7,677.0
Tax Effect of the above adjustments	(606.1)	(522.1)
U.S. GAAP Shareholders’ Equity	21,375.8	14,992.5

SUEZ 2005 FORM 20-F | F-143

Back to contents

43.4 Condensed U.S. GAAP Balance Sheet Information

	As of December 31, 2005
(in millions of €)	IFRS	Effect for Scope of Consolidation(a)	Effect of U.S. GAAP Adjustments(b)	U.S. GAAP
Non-current assets
Intangible assets, net	3,453.5	(966.5)	(760.3)	1,726.7
Goodwill	13,033.2	(412.9)	3,930.8	16,551.1
Property, plant and equipment	20,212.4	(3,191.4)	2,978.6	19,999.6
Marketable securities and other financial assets	7,257.6	(192.9)	(936.6)	6,128.1
Investments in associates	3,218.5	2,701.6	934.5	6,854.6
Other non-current assets and deferred taxes	2,771.6	(161.5)	(284.3)	2,325.8
Total non-current assets	49,946.8	(2,223.6)	5,862.7	53,585.9
Current assets
Trade and other receivables	10,394.7	(900.7)	(4.7)	9,489.3
Inventories	1,344.8	(69.4)	(7.3)	1,268.1
Other current assets and deferred taxes	2,607.9	(255.9)	180.0	2,532.0
Marketable securities and other financial assets	5,612.9	42.7	121.7	5,777.3
Cash and cash equivalents	10,374.4	(418.8)	(11.2)	9,944.4
Total current assets	30,334.7	(1,602.1)	278.5	29,011.1
Total assets	80,281.5	(3,825.7)	6,141.2	82,597.0
Shareholders’ equity	16,511.4	139.8	4,724.6	21,375.8
Minority interests	2,578.2	(283.0)	(19.7)	2,275.5
Non-current liabilities
Provisions	8,680.0	(67.5)	(219.2)	8,393.3
Long-term borrowings	16,406.9	(1,495.7)	(337.8)	14,573.4
Other financial liabilities	3,050.2	(2.1)	(136.9)	2,911.2
Other non-current liabilities and deferred taxes	2,126.7	(303.3)	1,669.2	3,492.6
Total non-current liabilities	30,263.8	(1,868.6)	975.3	29,370.5
Current liabilities
Provisions	1,723.8	(78.7)	200.9	1,846.0
Short-term borrowings	9,079.9	(475.7)	138.8	8,743.0
Other financial liabilities	15,267.7	(919.0)	(826.9)	13,521.8
Other current liabilities and deferred taxes	4,856.7	(340.5)	948.2	5,464.4
Total current liabilities	30,928.1	(1,813.9)	461.0	29,575.2
Total liabilities and shareholders’ equity	80,281.5	(3,825.7)	6,141.2	82,597.0
(a) To present effect of changes in scope of consolidation (see Note 42.2.11) (b) To present adjustments between IFRS and U.S. GAAP.

SUEZ 2005 FORM 20-F | F-144

Back to contents

Condensed U.S. GAAP Balance Sheet Information (continued)

	As of December 31, 2004
(in millions of €)	IFRS	Effect for Scope of Consolidation(a)	Effect of U.S. GAAP Adjustments(b)	U.S. GAAP
Non-current assets
Intangible assets, net	3,352.9	(940.5)	(838.0)	1,574.4
Goodwill	5.322.3	(159.4)	4,124.2	9,287.1
Property, plant and equipment	19,366.7	(672.4)	3,092.0	21,786.3
Marketable securities and other financial assets	3,691.0	(1,309.8)	(505.4)	1,875.8
Investments in associates	2,938.8	2,489.8	1,353.8	6,782.4
Other non-current assets and deferred taxes	2,402.6	(104.7)	(4.2)	2,293.7
Total non-current assets	37,074.3	(697.0)	7,222.4	43,599.7
Current assets
Trade and other receivables	9,733.9	(707.4)	(509.5)	8,517.0
Inventories	1,145.7	(38.6)	(5.4)	1,101.7
Other current assets and deferred taxes	3,130.8	170.9	6.6	3,308.3
Marketable securities and other financial assets	2,230.2	(4.3)	1,294.5	3,520.4
Cash and cash equivalents	6,911.6	(391.6)	-	6,520.0
Total current assets	23,152.2	(971.0)	786.2	22,967.4
Total assets	60,226.5	(1,668.0)	8,008.6	66,567.1
Shareholders’ equity	7,837.5	145.2	7,009.8	14,992.5
Minority interests	5,078.7	(39.8)	185.1	5,224.0
Non-current liabilities
Provisions	8.390.1	323.6	(471.3)	8,242.4
Long-term borrowings	16,251.6	(1,341.1)	0.0	14,910.5
Other financial liabilities	443.1	3.1	(421.2)	25.0
Other non-current liabilities and deferred taxes	2,044.9	(258.5)	393.6	2,180.0
Total non-current liabilities	27,129.7	(1,272.9)	(498.9)	25,357.9
Current liabilities
Provisions	1,872.3	(20.6)	117.3	1,969.0
Short-term borrowings	4,001.5	1,098.3	(586.0)	4,513.8
Other financial liabilities	9,204.2	(727.1)	(1,279.9)	7,197.2
Other current liabilities and deferred taxes	5,102.6	(851.1)	3,061.2	7,312.7
Total current liabilities	20,180.6	(500.5)	1,312.6	20,992.7
Total liabilities and shareholders’ equity	60,226.5	(1,668.0)	8,008.6	66,567.1
(a) To present effect of changes in scope of consolidation (see Note 42.2.11) (b) To present adjustments between IFRS and U.S. GAAP.

SUEZ 2005 FORM 20-F | F-145

Back to contents

NOTE 44

ADDITIONAL U.S. GAAP DISCLOSURE INFORMATION

44.1 Accounting of Minority Interests of Electrabel

The Group acquired an additional 48.54% ownership interest in Electrabel in November 2005 through a cash and share bid (see Note 3). The Group is still in the process of determining the fair value of the assets acquired and the liabilities assumed especially with respect to commodities contracts and power plants, for which the fair value is particularly complex to assess. Accordingly, as of December 31, 2005, the purchase price allocation (recorded under IFRS and U.S. GAAP) has not been finalized and the purchase price has only been allocated to the incremental ownership of assets acquired and liabilities assumed for which the fair value has already been established, such as financial debts and pension liabilities.

In compliance with SFAS 141, the Group will finalize this allocation in 2006.

44.2 Property, Plant and Equipment and Intangible Assets

Property, plant and equipment and intangible assets (other than those with indefinite lives) are generally amortized over an average period of 20 to 40 years.

The estimated amortization expense, on a U.S. GAAP basis, related to definite-lived intangible assets for each of the next five years is €192 million per year.

44.3 Summarized Impact of Adjustments Relating to Business Combinations

Goodwill

These differences in accounting for business combinations under IFRS and U.S. GAAP impact the Group U.S. GAAP goodwill for an amount of:

•

€3,681.3 million as of December 31, 2005 and €4,095.0 million as of December 31, 2004 for business combinations carried out prior to January 1, 2004.

•

€20.2 million as of December 31, 2005 and € (75.8) million as of December 31, 2004 for business combinations carried out after January 1, 2004.

The changes during 2004 and 2005 in the total carrying value of goodwill are presented below:

(in millions of €)	Total
Balance as of January 1, 2004	9,847.1
Goodwill acquired during the year	268.7
Impairment losses	(217.7)
Goodwill disposals	(372.3)
Currency translation adjustment & other	(238.7)
Balance as of December 31, 2004	9,287.1
Goodwill acquired during the year	7,759.0
Impairment losses	(109.5)
Goodwill disposals	(365.5)
Currency translation adjustment & other	(20.0)
Balance as of December 31, 2005	16,551.1

SUEZ 2005 FORM 20-F | F-146

Back to contents

In 2004, goodwill acquired within SEE, SEI, SES, and SE were €248.6 million, €1.1 million, €3.6 million, and €15.4 million, respectively.  Goodwill included in disposals that impacted the calculation of gains and losses for SEE, SEI, SES, and Others were €(187.4) million, €(1.1) million, €(6.3) million, and €(177.5), respectively.  The ending goodwill balances for SEE, SEI, SES, SE and Others were €4,229.0 million, €908.1 million, €984.0 million, €3,105.2 million, and €60.9 million, respectively. During 2004, the Group performed its annual impairment test. An impairment charge of €180.0 million has been recorded under U.S. GAAP on Environment and €37.7 million on SEI.

In 2005, goodwill acquired within SEE, SEI, SES, and SE were €7,731.0 million, €0.7 million, €21.1 million and €6.2 million, respectively.  Goodwill included in disposals that impacted the calculation of gains and losses for SEE, SEI and SE were €(294.8) million, €(70.1) million and €(0.6), respectively.  The ending goodwill balances for SEE, SEI, SES, SE and Others were €11,305.0 million, €1,098.0 million, €926.4 million, €3,168.6 million, and €53.1 million, respectively.  During 2005, the Group performed its annual impairment test. An impairment charge of €75.7 million has been recorded under U.S. GAAP on SES and of €33.8 million on SE.

Differences in impairment amounts between IFRS and U.S. GAAP mainly related to goodwill recorded under U.S. GAAP that was not included in the financial statements for IFRS. In 2005 and 2004, the differences in accounting for goodwill have been recorded through the applicable individual business combination reconciling line items. The main economic assumptions used in the Group’s annual impairment test are presented in Note 1.D.

44.4 Marketable Securities

The Group holds various corporate securities, which are classified on the U.S. GAAP summarized balance information as of December 31, 2005 and 2004 as marketable securities.

The Group has classified its investments as trading and available-for-sale securities.

Adjustments to recognize differences in accounting for marketable securities under IFRS and U.S. GAAP are discussed in Note 42. The following information presents additional disclosure information on an IFRS  basis.

Available-for-Sale Securities

As of December 31, 2005 and 2004, the Group’s net carrying amount, gross unrealized gains, gross unrealized losses and impairment of the available-for-sale investment securities by major security type are as follows:

(in millions of €)	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
2005
Equity securities	2,671.5	847.1	(39.0)
Total	2,671.5	847.1	(39.0)
2004
Equity securities	3,647.1	792.1	(48.6)
Total	3,647.1	792.1	(48.6)

The change in the net unrealized gains on available-for-sale securities amounted to €64.6 million and €401.5 million in 2005 and 2004, respectively.

Gross realized gains and losses on marketable securities classified as available-for-sale are included in “Disposals of assets, net” in the Group’s consolidated income statement.

SUEZ 2005 FORM 20-F | F-147

Back to contents

Realized gains and losses for securities held by the Group’s companies are determined using the first in, first out or the average cost method. Gross realized gains and losses for the years ended December 31, 2005 and 2004 are as follows:

(in millions of €)	Proceeds	Book Value	Gross Realized Gains	Gross Realized Losses
2005	341.9	243.6	102.2	3.9
2004	88.7	52.2	53.4	16.9

As of December 31, 2005 and 2004, the unrealized losses associated with the fair value of available-for-sale equity securities are as follows:

	Less Than 12 Months		12 Months or Greater		Total
(in millions of €)	Fair value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2005
Equity securities	242.8	(29.3)	341.6	(9.7)	584.4	(39.0)
2004
Equity securities	345.7	(48.6)	-	-	345.7	(48.6)

Amounts recorded in other comprehensive income (OCI) related to available for sale securities during the years ended December 31, 2005 and 2004 were as follows:

(in millions of €)	Gross Unrealized Gains	Gross Unrealized Losses	OCI net
2004	792.1	(48.6)	743.5
Variation in fair value (gains)	246.8	38.9	285.7
Variation in fair value (losses)		(29.3)	(29.3)
Realized gains	(191.8)		(191.8)
Realized losses
Unrealized gains or losses reclassified in earnings
2005	847.1	(39.0)	808.1

The amount of impairment on the available-for-sale securities recorded in the income statement totaled €52.1 million and €80.8 million for the years ended December 31, 2005 and 2004, respectively.

Trading Securities

The Group held securities classified as trading. The fair value of these securities totaled €885.6 million and €420.3 million as of December 31, 2005 and 2004, respectively.

Investment Company

The fair value of the investments held by the SUEZ investment company, which are classified in available-for-sale securities, totaled €118.4 million, and €156.2 million as of December 31, 2005 and 2004, respectively. The change in net unrealized gains and losses on investments held by the consolidated investment company totaled €12.6 million and €3.3 million for the years ended December 31, 2005 and 2004, respectively.

SUEZ 2005 FORM 20-F | F-148

Back to contents

44.5 Pension plans and other than pension benefits plans

The accruals accounted for as of December 31, 2005 and 2004 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits		Other Benefits
(in millions of €)	2005	2004	2005	2004
Amount accrued for under U.S. GAAP	(2,467.3)	(2,483.0)	(815.6)	(799.5)
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	(311.4)	(330.8)	(63.6)	(52.7)
Minimum liability adjustments (MLA)	209.1	150.7	-	-
Change in scope of consolidation	(8.9)	(11.3)	(4.5)	(4.1)
Net amount accrued for in consolidated financial statements under IFRS	(2,578.5)	(2,674.4)	(883.7)	(856.3)
Accrued	(2,616.2)	(2,703.3)	(886.9)	(859.4)
Prepaid	37.7	28.9	3.2	3.1

Amounts recognized in the statement of financial position:

	Pension benefits		Other Benefits
(in millions of €)	2005	2004	2005	2004
Accrued benefit liability (including minimum liability adjustment)	(2,571.9)	(2,567.5)	(816.5)	(800.2)
Prepaid benefit cost	104.6	84.5	0.9	0.7
Amount accrued for under U.S. GAAP	(2,467.3)	(2,483.0)	(815.6)	(799.5)
Intangible assets	4.6	3.2	-	-
Accumulated other comprehensive income	204.5	147.5	-	-
Amount recognized	(2,258.2)	(2,332.3)	(815.6)	(799.5)

The increase in minimum liability adjustment included in other comprehensive income amounts to € 57 million between 2004 and 2005.

SUEZ uses a December 31 measurement date for the majority of its plans.

The projected benefit obligation, accumulated benefit obligation (ABO) and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were as follows (in millions of €):

	2005	2004
Projected Benefit Obligation	(4,198.6)	(3,997.4)
Accumulated Benefit Obligation	(3,494.9)	(3,484.3)
Fair Value of Plan Assets with ABO in excess of plan assets	1,720.6	1,847.4

Total projected benefit obligations and accumulated benefit obligations were as follows (in millions of €):

	2005	2004
Projected Benefit Obligation	(5,316.1)	(5,015.1)
Accumulated Benefit Obligation	(4,007.3)	(4,009.2)

SUEZ 2005 FORM 20-F | F-149

Back to contents

The benefits as of December 31, 2005 expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are estimated as follows:

(in millions of €)
Undiscounted
2006	488.7
2007	466.6
2008	470.4
2009	479.3
2010	487.5
2011-2015	2,297.6
Contributions to be paid in 2006 amount to (in millions of €):
- third parties	130.2
- employees for non funded plans	244.4

44.6 Income taxes

The net deferred tax liabilities under U.S. GAAP are as follows:

	As of December 31
(in millions of €)	2005	2004
Deferred tax assets
Net operating losses and tax credit carry-forwards	1,763.6	1,623.7
Accrued liabilities	520.5	499.2
Difference between the carrying amount of property, plant and equipment and their tax basis	657.7	198.9
Employee benefit commitments	613.8	586.9
SFAS 133	655.0	295.7
Other	454.3	507.2
Total deferred tax assets	4,664.9	3,711.6
Less valuation allowance	(2,053.6)	(1,867.7)
Total net deferred tax assets under U.S. GAAP	2,611.3	1,843.9
Deferred tax liabilities
Difference between the carrying amount of property, plant and equipment and their tax basis	(1,801.2)	(1,037.2)
Accrued liabilities	(385.4)	(432.6)
Tax-free reserves	(192.0)	(191.0)
Tax-driven provisions	(114.1)	(91.2)
SFAS 133	(217.9)	(137.0)
Other	(607.5)	(734.9)
Total deferred tax liabilities under U.S. GAAP	(3,318.1)	(2,623.9)
Net deferred tax liabilities under U.S. GAAP	(706.8)	(780.0)

SUEZ 2005 FORM 20-F | F-150

Back to contents

Deferred income taxes under U.S. GAAP are summarized as follows:

	As of December 31
(in millions of €)	2005	2004
Current deferred tax assets	313.9	51.3
Non-current deferred tax assets	736.7	540.7
Current deferred tax liabilities	(44.0)	(40.4)
Non-current deferred tax liabilities	(1,713.3)	(1,331.6)
Net deferred tax liability	(706.8)	(780.0)

At December 31, 2005, the Group had net operating carry-forwards (NOLs) and tax credits carried forward of €7,868.8 million, which will expire as follows:

(in millions of €)	NOLs and Tax credits carried forward
2006	683.7
2007(a)	2,801.2
2008	65.2
2009	57.2
2010 and beyond	4,261.5
Total	7,868.8
(a) Tax loss carry-forwards of French companies subject to reduced rates, which will be time-barred as from January 1, 2007, amounted to €(2,723.3) million.

It is not practicable to estimate the amount of unrecognized deferred income taxes on undistributed earnings of foreign subsidiaries.

44.7 Derivative instruments

Certain disclosures, relating to 2005 and 2004, required under U.S. GAAP which are not included in the IFRS related disclosures contained in Note 28 are provided below. The following information presents additional information on an IFRS basis.

Cash Flow Hedges

The ineffective portion of changes in fair values of cash flow hedging instruments reported as of December 31, 2005 and 2004 amounted to €397.9 million and  €52.6 million respectively before income taxes. These amounts were recorded as “financial gains (losses).” At December 31, 2005, €(709.7) million of unrealized losses, on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings over the next 12 months as hedged transactions occur.  The actual amounts that will be reclassified to earnings for U.S. GAAP purposes, over the next 12 months will vary from this amount as result of change in market conditions.  At December 31, 2005, the maximum term of derivative instruments that hedge forecasted transactions, except those related to payment of variable interest on existing financial instruments, was 6 years  (11 years and
10 months as of December 31, 2004).

An amount of €303.0 million and €(237.2) million was recognized in the income statement in 2005 and 2004 respectively, due to natural gas derivates that are no longer qualified as cash flow hedges.

Fair Value Hedges

The net impact of changes in fair values of fair value hedge positions reported as of December 31, 2005 amounted to €2.6 million (€5.7 million as of December 31, 2004). These amounts were recorded as “financial gains (losses)”.

SUEZ 2005 FORM 20-F | F-151

Back to contents

Hedges of net investments in foreign subsidiaries

The effective position of changes in fair values of net investment hedge positions, reported as of December 31, 2005 and 2004 amounted to €85.8 million and €(55.7) million, respectively. These amounts were recorded as “financial gains (losses)”. The losses on derivative instruments designated and effective as net investment hedges, accumulated in OCI in compliance with hedge accounting principles described above, amounted to €(51.7) million and €(137.5) million as of December 31, 2005 and 2004, respectively. These losses are attributable to firm foreign currency derivatives hedging the group net investments in foreign entities, essentially, in US dollars.

In addition, at December 31, 2005 and 2004, amounts excluded from the measure of effectiveness on these net investment hedges amounted to €(11.6) million and €5.7 million, respectively, were recorded as “financial gains (losses)”.

44.8 Restructuring and Voluntary Terminations

Voluntary Termination Plans

As of December 31, 2005, the Group had €57 million accrued for benefits to be paid as part of different voluntary termination benefit plans. These plans are mainly located in Belgium in the SEE segment.

As of December 31, 2004, the Group had €77.6 million accrued for benefits to be paid as part of different voluntary termination benefit plans. This accrual relates to approximately 1,300 employees, primarily located in Belgium.

Other Restructuring Plans

As of December 31, 2005, the Group had €69.1 million accrued for various other restructuring plans within the Group, including an amount of €32.3 million concerning certain businesses located in the Netherlands. The other plans do not exceed individually €6.6 million.

As of December 31, 2004, the Group accrued €58.4 million for various other restructuring plans within the Group. This accrual relates to approximately 650 employees. These other plans do not exceed individually €7.3 million.

Changes in reserves for restructuring in 2005 and 2004 including voluntary restructuring for plans initiated prior to January 1, 2003 are as follows:

(in millions of €)	2005	2004
Restructuring reserves as of January 1,	136.0	218.6
Change in scope	(0.2)	(1.0)
Additions	89.8	65.5
Utilizations	(80.5)	(110.4)
Reversal	(22.7)	(15.3)
Other	3.7	(21.4)
Restructuring reserves as of December 31,	126.1	136.0

SUEZ 2005 FORM 20-F | F-152

Back to contents

Additional disclosures regarding restructuring costs required for plans initiated after December 31, 2002 are summarized below by major category of restructuring costs.

	Involuntary Termination Benefits	Voluntary Termination Benefits	Other	Total
Restructuring reserves as of January 1, 2004	31.3	14.1	10.1	55.5
Additions	22.7	18.8	4.4	45.9
Utilizations	(30.1)	(12.4)	(3.3)	(45.8)
Reversal	(0.6)	-	(1.6)	(2.2)
Other	0.3	(0.8)	(0.2)	(0.7)
Restructuring reserves as of December 31, 2004	23.6	19.7	9.4	52.7
Additions	41.7	16.4	14.5	72.6
Utilizations	(43.2)	(7.0)	(1.8)	(52.0)
Reversal	(0.3)	(0.9)	(0.5)	(1.7)
Other	(1.2)	1.9	0.7	1.4
Restructuring reserves as of December 31, 2005	20.6	30.1	22.3	73.0

During December 31, 2005, the Group initiated an involuntary restructuring plan at certain businesses located in the Netherlands. The total cost accrued at December 31, 2005 was €35 million and relates to the termination of 774 employees. This plan is expected to be completed in 2006 and relates to the SES segment.

The remaining plans represent other restructuring plans for the Group and individually do not exceed €5.5 million. These plans are mainly located in France and mostly relate to the SES segment.

During December 31, 2004, the Group initiated an involuntary restructuring plan at certain businesses located in the Netherlands. The total cost accrued at December 31, 2004 was €7.3 million and relates to the termination of 34 employees. This plan is expected to be completed in the second half of 2005 and relates to the SEE segment.

44.9 Stock based compensation and employee stock plans

Changes in stock options plans

From 1 January 2004 to 31 December 2005, the movements in the stock options plans can be summarized as follows (prices in €):

	Options	Wtd. Avg Exercise Price
Balance, January 1, 2004	55,230,265	26.60
Granted	-	-
Exercised	(106,364)	10.51
Cancelled	(13,000)	25.00
Balance, May 3, 2004	55,110,901	26.63

Pursuant to section D.174-12 of the French Commercial Code, the payment, on May 3, 2004, of the dividend for the fiscal year 2003 by means of a deduction from the “Special long-term capital gains reserve” gave rise to the adjustment of both the exercise price and the number of options existing on the date on which the dividend was paid.

SUEZ 2005 FORM 20-F | F-153

Back to contents

The following schedule takes the adjustment into account.

	Options	Wtd. Avg Exercise Price
Balance, May 4, 2004	57,407,298	25.53
Granted	8,705,190	18.14
Exercised	(889,840)	13.31
Cancelled	(563,780)	25.35
Balance, December 31, 2004	64,658,868	24.70
Granted	-	-
Exercised	(3,267,140)	16.74
Cancelled	(486,577)	27.71
Balance, October 12, 2005	60,905,151	25.11

Pursuant to Article D.174 of the French Decree 67-236 on commercial companies dated March 23.1967, the cash capital increase carried out for an amount of €2.37 billion on October 13, 2005 led to an adjustment of the exercise price and the number of options outstanding at the date of said increase.

The following schedule takes this adjustment into account.

	Suez
	Options	Wtd. Avg Exercise Price
Balance, October 13, 2005	61,793,556	24.75
Granted	6,531,100	24.20
Exercised	(1,293,800)	16.50
Cancelled	(479,326)	21.86
Balance, December 31, 2005	66,551,530	24.88

At December 31, 2005, 33,960,563 options are exercisable for which the exercise price varies between €16.50 and €35.74 per option. The weighted average exercise price of these options is €31.82.

Compensation costs

Compensation costs recorded under U.S. GAAP for each plan for 2005 and 2004 are as follows:

Stock subscription option plans

(in millions of €)	Date of grant	Compensation cost 2005	Compensation cost 2004
Suez	06/30/1999	0.1	0.1
Suez	11/15/1999	1.4	2.2
Suez	01/31/2000	0.1	0.2
Suez	11/28/2000	1.7	1.9
Suez	11/20/2002	0.6	0.6
Suez	11/19/2003	6.8	-
Suez	11/17/2004	5.3	-
Suez	12/09/2005	0.2	-
Total		16.2	5.0

SUEZ 2005 FORM 20-F | F-154

Back to contents

Stock purchase option plans

(in millions of €)	Date of grant	Compensation cost 2005	Compensation cost 2004
Suez	11/17/2004	-	41.9
Suez	12/09/2005	70.8	-
Total		70.8	41.9

Pro forma Fair Value Disclosure

Had compensation expense for the Group’s share-based payments been recognized based on the fair value at the grant date under the methodology prescribed by SFAS 123, the Group’s net income and earnings per share for the year ended December 31, 2005, and 2004 would have been impacted as shown in the following table:

	For the years ended
(in millions of €, except per share data)	December 31, 2005	December 31, 2004
Reported Net Income/(Loss), U.S. GAAP	1,757.5	1,152.9
Stock-based employee compensation expense included in reported net income, net of related tax effects	87.0	46.9
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(114.3)	(87.1)
Pro forma Net Income/(Loss), U.S. GAAP	1,730.2	1,112.7
Earning per share
Basic - as reported	1.67	1.16
Basic - pro forma	1.64	1.12
Diluted - as reported	1.66	1.15
Diluted - pro forma	1.63	1.11

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Binomial option-pricing model as from year 2004 and the Black Scholes model the years before.

44.10 Impairment of long-lived assets

As a result of a series of significant unfavorable events (contractual disputes, downturn of the economic environment for certain business segments and countries), the Group reviewed the value in use of the assets affected by these events and recognized impairment losses on some long-lived assets of Suez Environment particularly those relating to activities in Argentina (€189 million) and Brazil (€98 million) for U.S. GAAP in 2005.

Under U.S. GAAP, the Group did not record any impairment of long-lived assets in 2004.

SUEZ 2005 FORM 20-F | F-155

Back to contents

44.11 Comprehensive Income

The following information is presented under IFRS.

(in millions of €)	Comprehensive income	Share capital	Additional paid-in capital	Consolidated reserves	Accumulated other comprehensive income	Treasury stock	Shareholders’ equity
As of January 1, 2004		2,015.3	6,470.1	(1,164.1)		(372.6)	6,948.7
Net income	1,696.9			1,696.9		(0.6)	1,696.3
Translation adjustments	(156.2)				(156.2)		(156.2)
Comprehensive income	1,540.7
Conversion of bonds			0.1				0.1
Shares issued for employees and share-based payment		25.6	151.7	17.8			195.1
Dividends paid				(859.1)		0.6	(858.5)
Net acquisitions of treasury stock				(1.8)		20.3	18.5
Other changes				(6.5)			(6.5)
As of December 31, 2004		2,040.9	6,621.8	(316.7)	(156.2)	(352.3)	7,837.5
Net income	2,512.7			2,512.7			2,512.7
Other comprehensive income
First-time adoption of IAS 32/39	560.1			(364.9)		(3.0)	192.3
Available-for-sale financial assets	64.6
Net investment hedges	(117.7)
Cash flow hedges	(23.9)
Commodity cash flow hedges	(406.3)
Deferred taxes	179.6
Translation adjustment	788.1
Other comprehensive income	1,044.4				1,044.4		1,044.4
Comprehensive income	3,557.1
Assignment of litigious receivables				995.4			995.4
Conversion of bonds		23.3	183.4				206.8
Shares issued for employees and share-based payment		34.6	266.1	35.5			336.3
Increase in capital		442.6	4,307.4				4,750.0
Dividends paid				(806.7)			(806.7)
Net acquisitions of treasury shares				3.3		(0.4)	2.9
As of December 31, 2005		2,541.5	11,378.8	2,058.7	888.2	(355.6)	16,511.4

SUEZ 2005 FORM 20-F | F-156

Back to contents

44.12 Valuation and Qualifying Accounts

	As of beginning of the year	Changes during year
(in millions of €)		Additions	Utilizations	Other changes(*)	As of end of the year
For the year ended December 31, 2005
Accounts receivable	790.6	154.1	(180.3)	(41.2)	723.2
Inventories and work in-progress	73.8	11.6	(15.5)	(7.8)	62.1
For the year ended December 31, 2004
Accounts receivable	695.1	257.2	(152.3)	(9.4)	790.6
Inventories and work in-progress	79.9	19.6	(14.5)	(11.2)	73.8
* Other adjustments reflect changes in the scope of consolidation and translation adjustments.

44.13 Asset Retirement Obligations

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

Under U.S. GAAP at December 31, 2005 and 2004, the Group had recorded liabilities of €1,980.7 million, and €1,949.4 million, respectively, related to asset retirement obligations. There are no assets that are legally restricted for purposes of settling the Group’s asset retirement obligations.

Amounts recorded related to asset retirement obligations during the years ended December 31, 2005 and 2004 were as follows:

(in millions of €)
Balance as at January 1, 2004	1,771.8
Change in scope	0.6
Accretion expense	181.6
Others	(4.6)
Balance at December 31, 2004	1,949.4
Change in scope	(5.1)
Accretion expense	50.5
Others	(14.1)
Balance at December 31, 2005	1,980.7

44.14 Guarantees

In accordance with FASB Interpretation No. 45 (FIN 45) Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, upon issuance or modification of a guarantee on or after January 1, 2003, the Group should recognize a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under that guarantee.

The Group records a liability for product warranty obligations at the time of the sale to a customer based upon historical warranty experience. The Group also records a liability for specific matters when they become known and reasonably estimable. The Group’s product warranty obligations are included in “Provisions” in the consolidated balance sheet.

SUEZ 2005 FORM 20-F | F-157

Back to contents

Movements in the warranties accrued are as follows:

(in millions of €)
Balance, January 1, 2004	60.5
Warranties issued during the period	27.8
Expenditures incurred during the period	(31.1)
Changes in liability for pre-existing warranties during the period, including expiration	(2.7)
Change in scope	0.3
Other	(8.2)
Balance, December 31, 2004	46.6
Warranties issued during the period	28.9
Expenditures made during the period	(22.0)
Changes in liability for pre-existing warranties during the period, including expiration	(1.6)
Change in scope	(2.1)
Other	2.7
Balance, December 31, 2005	52.5

44.15 Recently Issued Accounting Pronouncements Not Yet Adopted under U.S. GAAP

SFAS No. 123(R) Share-Based payment

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation SFAS No. 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

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

SFAS No. 153 Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29 (SFAS 153), which amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception to fair value accounting for non-monetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 will be effective for U.S. GAAP purposes for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

SUEZ 2005 FORM 20-F | F-158

Back to contents

SFAS No.  154, Accounting Changes and Error Corrections

This Statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  When a pronouncement includes specific transition provisions, those provisions should be followed.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.

This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 relating to U.S. GAAP.

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations

This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement.  Thus, the timing and (or) method of settlement may be conditional on a future event.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred - generally upon acquisition, construction, or development and (or) through the normal operation of the asset.  Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.  Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation.  This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

The Group will adopt the provisions of this interpretation on January 1st, 2006.  The Company is still assessing the impact, if any, of adopting this interpretation in 2006.

Other

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on the Group’s present or future Consolidated Financial Statements.

SUEZ 2005 FORM 20-F | F-159