Form 20-F/A
period 2005-12-31
SUEZ
filed 2007-02-01
CIK 1158533

 As filed with the Securities and Exchange Commission on February 1, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Item 17 Item 18
If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

SUEZ 2005 FORM 20-F/A | II

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

FINANCIAL STATEMENTS

174

ITEM 18.

FINANCIAL STATEMENTS AND INDEX TO FINANCIAL STATEMENTS

174

ITEM 19.

EXHIBITS

175

SIGNATURES

176

SUEZ 2005 FORM 20-F/A | III

Back to contents

Explanatory Note

This Amendment on Form 20-F/A to our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 26, 2006 (the “Original Report”), is being filed for the purpose of providing additional disclosures or making some changes in the Original Report pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission.

Back to contents

INTRODUCTION

FORWARD-LOOKING STATEMENTS

This annual report contains certain statements that are forward-looking within the meaning of Section 21E of the Securities Exchange Act of 1934, the Exchange Act, including statements with respect to management’s business strategies, expansion and growth of operations, trends in our business, competitive advantage, and technological and regulatory changes, information on exchange rate risk and generally all statements preceded by, followed by or that include the words “believe”, “expect”, “project”, “anticipate”, “seek”, “estimate” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this annual report on Form 20-F/A, including, without limitation, the information under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects” and “Financial Information”, identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this annual report on Form 20-F/A.

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

SUEZ 2005 FORM 20-F/A | 1

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

SUEZ 2005 FORM 20-F/A | 2

Back to contents

(in millions, except per share amounts)	As of and for the year ended December 31,
	2005	2005 (1)	2004	2003	2002	2001
	€	$	€	€	€	€
Income statement data:
Amounts in accordance with IFRS
Revenues	41,489	49,131	38,058
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	3,902	4,621	3,737
Income from operating activities	4,522	5,354	3,540
Financial loss	(725)	(859)	(1,079)
Income tax expense	(585)	(693)	(926)
Share in income (loss) of associates	566	670	277
Net income/(loss) from discontinued operations	-	-	716
Net income	3,777	4,472	2,528
Minority Interests	1,264	1,496	832
Net Income Group share	2,513	2,976	1,696
Earnings per share	2.39	2.80	1.70
Diluted earnings per share	2.36	2.80	1.69
Diluted earnings per share from continuing operations	2.36	2.80	0.98
Amounts in accordance with U.S. GAAP
Total revenue	37,368	44,252	34,902	35,644	27,387	25,606
Income (loss) from operating activities	1,715	2,031	2,426	765	(76)	967
Income (loss) from continuing operations (2)	1,758	2,081	1,153	(1,565)	(3,250)	1,083
Income (loss) from discontinued operations (2)				(712)	81	(55)
Cumulative effect of adopting SFAS 143				(26)
Cumulative effect of adopting SFAS 133						(132)
Net income (loss)	1,758	2,081	1,153	(2,303)	(3,169)	896
Basic per share information
Income (loss) from continuing operations (2)	1.67	1.98	1.16	(1.57)	(3.28)	1.1
Cumulative effect of adopting SFAS 143				(0.03)
Cumulative effect of adopting SFAS 133						(0.13)
Income (loss) from discontinued operations (2)				(0.72)	0.08	(0.06)
Net income (loss) per share	1.67	1.98	1.16	(2.32)	(3.20)	0.91
Diluted per share information
Income (loss) from continuing operations (2)	1.66	1.97	1.15	(1.57)	(3.28)	1.1
Cumulative effect of adopting SFAS 143				(0.03)
Cumulative effect of adopting SFAS 133						(0.13)
Income (loss) from discontinued operations (2)				(0.72)	0.08	(0.06)
Net income (loss) per share	1.66	1.97	1.15	(2.32)	(3.2)	0.91
Balance sheet data:
Amounts in accordance with IFRS
Property, plant and equipment – net	20,212	23,936	19,367
Long-term borrowings	16,407	19,429	16,252
Short-term borrowings	9,080	10,752	4,002
Cash and cash equivalents	10,374	12,285	6,912
Shareholders’ equity	16,511	19,553	7,838
Minority interests	2,578	3,053	5,079
Total assets	80,282	95,069	60,227
Amounts in accordance with U.S. GAAP
Long and short-term borrowings	23,316	27,611	19,424	24,998	34,436	31,717
Shareholders’ equity	21,376	25,313	14,993	14,520	18,397	25,100
Minority interests	2,275	2,695	5,224	3,915	936	1,754
Total assets	82,597	97,811	66,818	70,059	72,725	79,396
Other data:
Dividends per share	1.00	1.18	0.80	0.71	0.71	0.71

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

SUEZ 2005 FORM 20-F/A | 3

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Industrial risks and risks related to the economic, commercial, legal and contractual environment.

Failure to comply with laws and government regulations or to react to changes in laws and regulations could negatively affect our business and financial condition

We are subject to energy, environmental and administrative laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the energy services and environmental business, which may include ethical issues, money laundering, privacy, record keeping, and anti-corruption practices. Furthermore, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy and environmental laws and regulations may materially affect the way in which we conduct our business, our products or services and the value of our assets. If we fail to address, or appear to fail to address, these changes or initiatives in an appropriate way, our reputation could be harmed and we could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The regulators and law enforcement have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our business, results of operations and financial condition.

SUEZ 2005 FORM 20-F/A | 4

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

Our energy trading activity, including fuel procurement and power marketing, exposes us to risks associated with the fluctuation of energy prices, the participation in evolving markets, exposures to our counterparties and other factors that may have a negative effect on our results of operations and financial condition

We trade natural gas, electricity, crude oil and other petroleum products as well as emission rights on the spot market and other competitive markets. We also enter into derivative contracts and a variety of other instruments to purchase and sell natural gas, electricity, petroleum products and coal as part of our energy trading operations or for our own use. With respect to such transactions, our revenues and results of operations are likely to depend, in large part, upon the prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. As a result, our energy trading activities, including fuel procurement and power marketing, expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and other risk management activities. However, these may not always be followed or may not work as planned and cannot always eliminate risks associated with energy trading. As a result, we cannot predict the impact our energy trading and risk management decisions may have on our business, results of operations or financial condition.

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

Certain of our businesses and our financial condition may be negatively affected by economic slowdowns or raw material price increases

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

SUEZ 2005 FORM 20-F/A | 5

Back to contents

In western Europe, our business for industrial customers may also be affected if those customers relocate some of their activities to countries with lower salary levels.

Similarly, changes in raw materials prices, especially with respect to oil-based products whose prices are subject to sudden rises, may have a significant impact on the cost of supplies. Despite the fact that most contracts contain cost indexing clauses, it is possible that the indexing formula used is not perfect or takes time to come into effect, and does not therefore completely offset the cost increase. The profitability of affected businesses and therefore our financial condition may temporarily deteriorate.

We operate in increasingly competitive and evolving markets, which has increased pressure on our market share and may have a negative effect on our results of operations and financial condition

Most of our businesses are subject to strong competition both from large international competitors and, in a number of markets, small niche players. Electricity or gas industry deregulation in the European Union and in the United States has opened most markets to new competitors, brought volatility into the market and shortened contract terms. This competitive pressure could have a significant negative effect on our sales prices, margins and our market share. Our Environment businesses of Water and Waste Services are also subject to strong competitive pressure from both international and local operators, the effect of which may be lower prices for our services to industrial or municipal customers or both. Such decreases in prices could have a negative effect on our business, results of operations and financial condition.

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

Failure by significant customers and suppliers to meet their contractual obligations could have a negative effect on our results of operations and financial condition

In our Energy and Environment operations, our subsidiaries frequently enter into contracts with municipal authorities or private local entities, the performance of which can depend on a few or even a single customer. This is the case, for example, in delegated water-management contracts, certain electricity production and sale operations involving medium and long-term power purchase agreements, and in the operation of non-hazardous waste incinerators.

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

We are subject to risks on retirement commitments

Our commitments to employees relating to retirement and various post-employment benefits are subject to assumptions and laws, changes in which could negatively affect our financial condition.

Where these commitments arise from defined benefit plans, provisions are made in the accounts, see Note 25 to our Consolidated Financial Statements, and their financing is partially covered through pension funds and insurance companies. The risks pertaining to these plans relate to both the amount of the commitments and to the evolution of the related asset coverage. The amount of these commitments is calculated on the basis of estimates which depend on certain assumptions, particularly concerning inflation, salary increases, mortality rates, employee turnover, retirement age, and legal benefits. In the future, these assumptions may be subject to adjustments which may increase our actual commitments to pensions, and it may therefore be necessary to increase the amount of related provisions and, in certain cases, pay in additional contributions. More specifically, changes in national legislation may cause mandatory new adjustments, for example regarding discrimination between beneficiaries. This would have a negative effect on our balance sheet, income and financial condition.

SUEZ 2005 FORM 20-F/A | 6

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

We are subject to a risk of occupational illnesses and related liability

We may be exposed to cases of occupational illness, which may give rise to legal actions against us, and the potential payment of damages and interest which could have a negative effect on our financial condition.

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

Our business and results of operations may be negatively affected by the decision of our local and municipal partners to terminate or modify partnership agreements

We develop many of our local operations in partnership with municipal governments or private local entities. These partnerships are one of the ways we share economic and financial risks of certain large projects, limiting the capital we commit and enhancing our ability to adapt to specific local-market conditions. Such partnerships may also be required by local regulations.

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

Revenues from markets outside North America and Europe represent a significant portion of our total revenues and our capital employed and present certain country specific risks to our business and results of operations

Although our businesses are primarily concentrated in Europe and North America, revenues from markets outside North America and Europe represented approximately 11% of our revenues and 18% of our capital employed in 2005.

Our activities in these countries entail a higher degree of risk than in developed countries. In particular, these include volatility in the gross domestic product of these countries, economic and governmental instability, changing regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and currency exchange rates, income and other taxes levied by foreign governments and local authorities, currency exchange control measures, and other unfavorable interventions and restrictions imposed by foreign governments, any of which could have a negative effect on our business and results of operations. Changes in the situation of Suez Environment in Argentina which led to the termination of the Aguas de Santa Fe and Aguas Argentinas concessions are described in Item 4 and Item 8.A.

Our financial condition may be negatively affected by changes in interest rates

As of December 31, 2005, about 65% of our gross debt was under a variable rate and 35% was under a fixed rate, after taking into account derivative instruments used to hedge underlying exposures to change in interest rates. We may have exposure to interest-rate variations in the future as any rise in interest rates increases the cost of our variable-rate debt.

Our business and results of operations may be negatively affected by operational disruptions or interruptions

The operations of our power plants, gas networks, LNG terminals, incinerators and water systems are subject to hazards and unforeseen interruptions, including natural disasters, adverse weather, accidents or other events beyond our control. A severe occurrence might result in injury and extensive property or environmental damage as well as in unplanned business interruption. Although we intend to maintain the customary insurance coverage to protect our assets and related liabilities from such risks, we can offer no assurance that those coverages will be sufficient for any casualty loss we may incur to present a negative effect on our business and results of operations.

We are dependent on natural gas and hydro energy for electricity generation

We own and operate electricity generation plants using various fuels including coal, gas, fuel, nuclear and hydraulic power. The operation of those plants is dependent on the availability of such commodities at any time while their profitability is dependent on the prices paid for their purchase. As a consequence our business and financial condition might be negatively affected by (i) the rise of fuel prices such as gas and other oil-related products for thermal generation if the related sales contract is not fully transferring the price risk to the client or by (ii) the absence or deficit of rainfall impacting the reservoir levels necessary for optimal hydro energy generation.

Fluctuations in the demand for our products and services may negatively affect our sales revenues and our financial condition

In all countries where we operate, sales volumes and prices of our products and services may be impacted by a number of factors outside our control, including but not limited to:

  the level of consumer demand;
  weather conditions;
  governmental regulations; or
  overall economic conditions.

Fluctuations in those parameters could impact the demand for our products and services and may negatively affect our sales revenues and our financial condition.

The issue of special warrants (BSAs) to our shareholders could have anti-takeover effects or negatively affect the likelihood of success of any unsolicited tender offer for our Shares that does not have the approval of our Board of Directors

At our Annual General Meeting of Shareholders held on May 5, 2006, a resolution was passed, authorizing the Board of Directors to issue special warrants called bons de souscription d’actions, or BSAs, to all our shareholders. Our Board of Directors was given the authority, in the case of an unsolicited tender offer by a third party and under the circumstances described below, to issue BSAs without consideration to all of our shareholders and under terms and conditions which would allow the latter to subscribe new Suez shares at preferential conditions . The Board of Directors was delegated the authority to fix the number, exercise price and conditions and other terms of the BSAs, provided however that the maximum nominal amount of the share capital increase that could result from any such issue of BSAs may not exceed 2.7 billion euros and the number of BSAs to be issued could not exceed the number of shares composing the share capital at the time of the issue.

This category of BSAs is new in France, as they have been introduced by a new legislation in March 2006. There is no practical experience with their use.

Our Board of Directors would be entitled to issue the BSAs during an unsolicited tender offer period, without further shareholder action, in the event (i) the bidder or any co-bidders acting in concert with it within the meaning of the French Code de commerce (were any of them be itself the subject of a tender offer) was entitled to frustrate a bid without having to get specific shareholder approval during the offer period, or (ii) the entities described in (i)

Back to contents

above are controlled respectively, within the meaning of the French Code de Commerce, by entities, at least one of which would be entitled to frustrate a bid without implementing measures described in (i) above.

The exercise of the BSAs, if issued, may cause a significant dilution to any bidder that attempts to make a tender offer for the Company without advance approval of our Board of Directors. As a result, the issue of BSAs by our Board of Directors and the subsequent exercise of the BSAs could jeopardize the success of a tender offer for our Shares. The BSAs would lapse if the unsolicited tender offer or any competing offer fails or is withdrawn.

See “Item 10. Additional Information – B. Articles of Association – Disclosure of Share Holdings” for the disclosure obligations to be complied with when certain thresholds in our share capital or voting rights are crossed. See also “Item 10. Additional Information – B. Articles of Association – Change in Control” for the provisions of our by-laws which would be relevant in the event of a change of control.

SUEZ 2005 FORM 20-F/A | 7

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

Failure to observe standards may result in contractual financial penalties or fines that would have a negative effect on our financial condition.

Our activities are likely to be covered by stricter national and international standards relating to climate change and related costs may negatively affect our results of operations and financial condition

Particularly in electrical power generation and waste treatment and waste recycling, we are engaged in activities that come under national, international and European Union climate change programs established pursuant to the Kyoto Protocols. In particular, on January 1, 2005, the EU Emissions Trading Scheme, or EU ETS, came into effect, setting carbon dioxide emission reduction targets for 2005 to 2007. The EU ETS directive covers about one hundred and twenty of our facilities.

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

We also face the risk of regulatory uncertainty surrounding our obligations with respect to climate control. For example, the EU ETS directive has not yet been fully implemented in every country of the European Union, and may be implemented differently in each country. Also, the permitted carbon dioxide levels for the 2008-2012 period have not yet been established, and we expect them to be stricter than the levels established for 2005 to 2007. The scope EU ETS directive itself may be revised and we might be negatively affected if more of our activities had to be captured by the revised regulations. In the longer term the national allocations under the EU ETS directive are planned to be reviewed every five years beginning in 2008. This exposes us to a risk of stricter regulations each time there is a review which could increase our costs and cause a negative effect on our results of operations and financial condition.

Outside of the European Union we face even greater difficulties in assessing our regulatory risk with respect to climate control, in the United States because each state has its own regulations, and internationally where the future is even more unclear.

SUEZ 2005 FORM 20-F/A | 8

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

SUEZ 2005 FORM 20-F/A | 9

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

As indicated in the March 2003 report of an international task force on the financing of global infrastructure for water access, the Camdessus report, the private sector can only play a role in the resolution of this international problem if solutions are found to avoid excessive risk-taking to the detriment of operators, and to ensure that public authorities are in a position to honor their contractual commitments, particularly those relating to charges. The Group’s international development strategy in the Environment business line is based on strict criteria which ensure a balanced contract and a carefully weighted distribution of risk among all stakeholders.

Recognition that some conditions surrounding certain contracts have not been optimal has led the Group to take certain steps, such as rate adjustment negotiations. See “—Environment – Strategy and Commercial Development”.

SUEZ 2005 FORM 20-F/A | 10

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

SUEZ 2005 FORM 20-F/A | 11

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

SUEZ 2005 FORM 20-F/A | 12

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

The table below reviews the changes in our consolidated revenues, profitability and financial situation over the last two years:

	IFRS

	2005	2004	Gross variance in %

	(in € millions)
Revenues	41,489	38,058	+9.0%
Net income Group share	2,513	1,696	+48.1%
Cash flow from operating activities	5,826	4,970	+17.2%
Cash generated from operations before income tax and working capital
requirements	5,751	5,681	+1.2%
Borrowings	25,487	20,253	+25.8%
Borrowings less securities and cash and cash equivalents(1)	13,809	11,696	+18.1%

	December 31, 2005	December 31, 2004

Borrowings/equity ratio	133.5%	156.8%
Net debt/equity ratio(1)	72.3%	90.6%

(1) See below (Reconciliation of our non-GAAP financial measures).

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

SUEZ 2005 FORM 20-F/A | 13

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

Reconciliation of our non-GAAP financial measures

To assess the financial strength of the Group and make management decisions regarding liquidity, we use various indicators, in particular borrowings less securities and cash and cash equivalents (or “net debt”) and the ratio of net debt to equity. We believe that these measures are useful to investors as they provide a view of the Group’s level of debt overall and on a relative basis when compared to equity in a manner which is consistent with our internal approach. The use of these measures is also consistent with the reporting practices of other entities in France (e.g., these measures are the most common liquidity measures used in France) and they are the measures utilized by the rating agencies. However, because these measures have limitations as outlined herein, we limit the use of these measures to these purposes.

As shown in the table below, our “borrowings less securities and cash and cash equivalents” is defined as the sum of our borrowings (current and non-current), derivatives hedging borrowings under liabilities (current and non-current), less our available-for-sale and short-term securities, cash and cash equivalents, and derivatives hedging borrowings under assets (current and non-current). The most comparable measure calculated in accordance with IFRS is “total borrowings” as shown below.

	2005	2004

	(in millions of euros)
Borrowings – non-current	16,406.9	16,251.6
Borrowings – current	9,079.9	4,001.5
Total Borrowings	25,486.8	20,253.1
Derivatives hedging borrowings under liabilities – non-current	206.8
Derivatives hedging borrowings under liabilities – current	57.6
Available-for-sale and short-term securities	(885.6)	(1,645.6)
Cash and cash equivalents	(10,374.4)	(6,911.6)
Derivatives hedging borrowings under assets – non-current	(670.3)
Derivatives hedging borrowings under assets – current	(12.3)
Borrowings less securities and cash and cash equivalents	13,808.6	11,695.9

We calculate the net debt to equity ratio by dividing the amount of borrowings less securities and cash and cash equivalents, as computed above, by our total equity. The most comparable measure calculated in accordance with IFRS is the borrowings to equity ratio as shown below:

	Dec. 31, 2005	Dec. 31, 2004

	(in millions of euros)
Borrowings	25,486.8	20,253.1
Equity	19,089.6	12,916.2
Borrowings/equity ratio	133.5%	156.8%

     Borrowings less securities and cash and cash equivalents and net debt to equity ratio as presented by the Group may not be comparable to similarly titled measures used by other entities. Further, these non-GAAP measures should not be considered as alternatives to the most directly comparable financial measures (borrowings and borrowings to equity ratio) calculated and presented in accordance with IFRS as an indicator of operating liquidity.

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

SUEZ 2005 FORM 20-F/A | 14

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

SUEZ 2005 FORM 20-F/A | 15

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

SUEZ 2005 FORM 20-F/A | 16

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

SUEZ 2005 FORM 20-F/A | 17

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

SUEZ 2005 FORM 20-F/A | 18

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

SUEZ 2005 FORM 20-F/A | 19

Back to contents

Projects under construction by region, at December 31, 2005 (in MW)

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

SUEZ 2005 FORM 20-F/A | 20

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

SUEZ 2005 FORM 20-F/A | 21

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

SUEZ 2005 FORM 20-F/A | 22

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

SUEZ 2005 FORM 20-F/A | 23

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

SUEZ 2005 FORM 20-F/A | 24

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

SUEZ 2005 FORM 20-F/A | 25

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

Belgium

•

On July 30, 2004, a gas explosion occurred in Ghislenghien on the transit pipeline Zeebrugge-Blaregnies; 24 people lost their lives and 131 people were injured as a result of the accident. On September 27, 2005, Fluxys SA, one of our subsidiaries, was indicted as a corporate entity as part of the judicial inquiry into the circumstances surrounding the accident in Ghislenghien on July 30, 2004. Fluxys stresses that the pipeline in Ghislenghien was found to have suffered serious damages by third parties prior to the accident and it were these damages that caused the crack in the pipeline and the subsequent explosion. In view of this, Fluxys decided in 2005 to act as a civil party and bring legal proceedings against unknown parties.

SUEZ 2005 FORM 20-F/A | 26

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

SUEZ 2005 FORM 20-F/A | 27

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

SUEZ 2005 FORM 20-F/A | 28

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

SUEZ 2005 FORM 20-F/A | 29

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

SUEZ 2005 FORM 20-F/A | 30

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

SUEZ 2005 FORM 20-F/A | 31

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

SUEZ 2005 FORM 20-F/A | 32

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

SUEZ 2005 FORM 20-F/A | 33

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

SUEZ 2005 FORM 20-F/A | 34

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

SUEZ 2005 FORM 20-F/A | 35

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

SUEZ 2005 FORM 20-F/A | 36

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

SUEZ 2005 FORM 20-F/A | 37

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

SUEZ 2005 FORM 20-F/A | 38

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

SUEZ 2005 FORM 20-F/A | 39

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

SUEZ 2005 FORM 20-F/A | 40

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

SUEZ 2005 FORM 20-F/A | 41

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

SUEZ 2005 FORM 20-F/A | 42

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

SUEZ 2005 FORM 20-F/A | 43

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

SUEZ 2005 FORM 20-F/A | 44

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

SUEZ 2005 FORM 20-F/A | 45

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

SUEZ 2005 FORM 20-F/A | 46

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

SUEZ 2005 FORM 20-F/A | 47

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

SUEZ 2005 FORM 20-F/A | 48

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

SUEZ 2005 FORM 20-F/A | 49

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

SUEZ 2005 FORM 20-F/A | 50

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

SUEZ 2005 FORM 20-F/A | 51

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

SUEZ 2005 FORM 20-F/A | 52

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

SUEZ 2005 FORM 20-F/A | 53

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

SUEZ 2005 FORM 20-F/A | 54

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

SUEZ 2005 FORM 20-F/A | 55

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

SUEZ 2005 FORM 20-F/A | 56

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

SUEZ 2005 FORM 20-F/A | 57

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

SUEZ 2005 FORM 20-F/A | 58

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

SUEZ 2005 FORM 20-F/A | 59

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

SUEZ 2005 FORM 20-F/A | 60

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

SUEZ 2005 FORM 20-F/A | 61

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

SUEZ 2005 FORM 20-F/A | 62

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

SUEZ 2005 FORM 20-F/A | 63

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

SUEZ 2005 FORM 20-F/A | 64

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

SUEZ 2005 FORM 20-F/A | 65

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

SUEZ 2005 FORM 20-F/A | 66

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

SUEZ 2005 FORM 20-F/A | 67

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

SUEZ 2005 FORM 20-F/A | 68

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

SUEZ 2005 FORM 20-F/A | 69

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

SUEZ 2005 FORM 20-F/A | 70

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

SUEZ 2005 FORM 20-F/A | 71

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

SUEZ 2005 FORM 20-F/A | 72

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

SUEZ 2005 FORM 20-F/A | 73

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

SUEZ 2005 FORM 20-F/A | 74

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

SUEZ 2005 FORM 20-F/A | 75

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

SUEZ 2005 FORM 20-F/A | 76

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

SUEZ 2005 FORM 20-F/A | 77

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

SUEZ 2005 FORM 20-F/A | 78

Back to contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary

Our operating results are generally affected by a variety of factors, including compliance with laws and government regulations governing the energy and environment sectors, fluctuation of energy prices, participation in evolving markets, currency fluctuations and particularly the continuation of the deregulation processes in the European energy sector. Our operating results were also affected in 2005 by the first implementation of IAS 32/39, which resulted into the mark to market of certain energy contracts and derivatives.

In 2005, revenues increased by €3,431 million, or 9.0%, from €38,058 million in 2004 to €41,489 million in 2005 driven by higher revenues in all our segments and higher gas prices. Our income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net (referred to as current operating income hereafter) increased by €165 million or 4.4%, from €3,737 million in 2004 to €3,902 million in 2005. Income from operating activities increased by €982 million or 27.7% from €3,540 million in 2004 to €4,522 million in 2005 mainly due to gains on sales of assets/business.

Our 2006 strategic priorities will focus on the continuation of our efforts to increase operating margins and generate cash in all our businesses. For 2006, operating performance is expected to come in at the top range of our medium-term objectives:

  Growth, excluding the effect of acquisitions and disposals, exchange rate variations and gas price variations, in sales of between 4 and 7%.
  Growth in gross operating income of more than 7%.
  In view of the accumulated total capital expenditure, excluding the purchase of the minority interests in Electrabel, of €6.2 billion as of December 31, 2005, we expect to meet the total capital expenditure target of €10.5 billion over the period 2004 to 2006 and the ongoing objectives to improve return on capital employed, or ROCE.

Confident in the prospects facing each of our business lines, at its meeting on March 8, 2006, the Board of directors confirmed its dynamic dividend payout policy in line with growth in net income and offering a competitive dividend yield. For 2006, the ordinary dividend that was submitted to the general shareholders’ meeting was 1 euro per share, up 25% over the dividend paid in 2005 in respect of fiscal year 2004. See also “Item 4. Information on the Company – B. Business Overview – Vision and Strategy – 2006 strategic priorities.”

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

SUEZ 2005 FORM 20-F/A | 79

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

SUEZ 2005 FORM 20-F/A | 80

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

SUEZ 2005 FORM 20-F/A | 81

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

SUEZ 2005 FORM 20-F/A | 82

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

Electricity and Gas

(in € millions)	2005			2004			% change
	SEE	SEI	Total	SEE	SEI	Total	(reported basis)
Revenues	14,193	5,879	20,072	12,896	4,892	17,788	12.8%
Gross operating income	2,854	1,335	4,189	2,651	1,178	3,829	9.4%
Current operating income	1,963	747	2,710	1,998	779	2,777	(2.4)%
Mark-to-market on commodity contracts other than trading instruments	(229)	79	(150)	-	-	-	N/A
Impairment	(79)	(269)	(348)	11	(1)	10	N/A
Restructuring costs	13	-	13	(8)	-	(8)	N/A
Disposals of assets, net	714	245	960	6	(47)	(41)	N/A
Income from operating activities	2,383	801	3,184	2,007	731	2,738	16.3%

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

SUEZ 2005 FORM 20-F/A | 83

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

SUEZ 2005 FORM 20-F/A | 84

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

SUEZ 2005 FORM 20-F/A | 85

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

SUEZ Energy Services

(in € millions)	2005	2004	% change (reported basis)
Revenues	10,329	9,733	6.1%
Gross operating income	563	558	0.9%
Current operating income	359	218	64.9%
Mark-to-market on commodity contracts other than trading instruments	-	-	N/A
Impairment	(84)	(9)	N/A
Restructuring costs	(87)	(28)	N/A
Disposals of assets, net	42	20	N/A
Income from operating activities	229	200	14.4%

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

SUEZ 2005 FORM 20-F/A | 86

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

As a result of this performance, SUEZ Energy Services delivered a 14% increase in income from operating activities to €229 million.

SUEZ Environment

(in € millions)	2005	2004	% change (reported basis)
Revenues	11,089	10,537	5.2%
Gross operating income	1,914	1,765	8.5%
Current operating income	1,004	940	6.8%
Mark-to-market on commodity contracts other than trading instruments	-	-	N/A
Impairment of assets/provisions for loss in value of securities	(209)	(210)	N/A
Restructuring costs	(22)	(26)	N/A
Disposals of assets, net	493	69	N/A
Income from operating activities	1,266	772	63.9%

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

SUEZ 2005 FORM 20-F/A | 87

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

SUEZ 2005 FORM 20-F/A | 88

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

The impact of changes in fair value of derivatives relating to borrowings less securities and cash and cash equivalents recognized in accordance with IAS 32/39, represented a negative €11 million. For a reconciliation of borrowings less securities and cash and cash equivalents, or net debt, a non-GAAP measure, to total borrowings, the most comparable IFRS measure, see “Item 4. Information on the Company – B. Business overview – Vision and Strategy – Business Activity Growth – Reconciliation of our non-GAAP financial measures”.

Income tax expense

Income tax expense is €341 million lower than the prior year despite Group income growth. The effective tax rate dropped 13.7 points from 29.2% to 15.4%, reflecting higher untaxed capital gains included in our pre-tax income in 2005 compared to 2004.

SUEZ 2005 FORM 20-F/A | 89

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

SUEZ 2005 FORM 20-F/A | 90

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

SUEZ 2005 FORM 20-F/A | 91

Back to contents

After hitting a low of €11 billion at June 30, 2005, total borrowings less securities and cash and cash equivalents at December 31 of the same year edged up slightly to €13.8 billion, compared with €11.6 billion at December 31, 2004. For a reconciliation of borrowings less securities and cash and cash equivalents, or net debt, a non-GAAP measure, to total borrowings, the most comparable IFRS measure, see “Item 4. Information on the Company – B. Business overview – Vision and Strategy – Business Activity Growth – Reconciliation of our non-GAAP financial measures”.

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

SUEZ 2005 FORM 20-F/A | 92

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

SUEZ 2005 FORM 20-F/A | 93

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

SUEZ 2005 FORM 20-F/A | 94

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

SUEZ 2005 FORM 20-F/A | 95

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

SUEZ 2005 FORM 20-F/A | 96

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

SUEZ 2005 FORM 20-F/A | 97

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

SUEZ 2005 FORM 20-F/A | 98

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

SUEZ 2005 FORM 20-F/A | 99

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

SUEZ 2005 FORM 20-F/A | 100

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

SUEZ 2005 FORM 20-F/A | 101

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

SUEZ 2005 FORM 20-F/A | 102

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

SUEZ 2005 FORM 20-F/A | 103

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

BIOGRAPHICAL INFORMATION CONCERNING DIRECTORS

Gérard Mestrallet, French national.

A graduate of the prestigious French engineering school, Polytechnique, and the Ecole Nationale d’Administration, or (ENA), Gérard Mestrallet joined Compagnie de SUEZ (holding) in 1984 as Vice-President, Special Projects. In 1986, he was appointed Executive Vice-President, Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique (holding company). In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ (holding company). He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (French institute of corporate directors).

Certain other directorships and positions : Chairman of the Board of Directors of SUEZ Environment and SUEZ Energy Services (France), SUEZ-TRACTEBEL and Electrabel (energy) (Belgium), and Hisusa (investment company) (Spain), Vice-Chairman of Aguas de Barcelona (water) (Spain), Director of Saint-Gobain (construction) (France) and Pargesa Holding SA (investment company) (Switzerland), and Member of the Supervisory Board of Axa (insurance) (France).
Mr. Gérard Mestrallet holds 33,326 SUEZ shares.

Albert Frère, Belgian national.

After having occupied a number of positions in the family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding (investment company) in 1981 in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert (holding).

Certain other directorships and positions : Honorary manager of the National Bank of Belgium, Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert (holding company) (Belgium), Chairman of the Board of Directors of Frère-Bourgeois (holding company), ERBE (finance), Financière de la Sambre (Belgium) and Stichting Administratiekantoor Frères-Bourgeois (holding company) (Netherlands), Vice-Chairman, Executive Director and member of the Management Committee of Pargesa Holding SA (investment company) (Switzerland), Chairman of the Supervisory Board of Metropole Television M6 (audiovisual) (France), Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium), Director of LVMH (luxury goods) and Château Cheval Blanc (wine) (France), Member of the International Committee of Assicurazioni Generali S.p.A. (insurance) (Italy).

Mr. Albert Frère holds 2,000 SUEZ shares.

Edmond Alphandéry, French national.

Edmond Alphandéry is a graduate of the Paris Institute of Political Studies (IEP) and a qualified lecturer (agrégé) in economics. He is Professor Emeritus at the University of Paris II as well as mayor of Longué-Jumelles and departmental councilor of Maine and Loire. He was the French Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP (insurance) from 1988 to 1993 and was Chairman of Electricité de France (energy) from 1995 to 1998. Since July 1998, he has once again served as Chairman of the Supervisory Board of CNP Assurances (insurance). In addition, he has been a Director of Calyon (bank) since 2002. He has also been Chairman of the Centre National des Professions Financières since June 2003.

Certain other directorships and positions : Chairman of the Supervisory Board of CNP Assurances (insurance), Chairman of CNP International (insurance), Chairman of the Centre National des Professions Financières (education) (France), Director of Calyon (bank) and Icade (real estate) (France), Caixa Seguros (finance) (Spain) and CNP Fineco Vita (insurance) (Italy).

Mr. Edmond Alphandéry holds 2,000 shares. He is a member of the Audit Committee.

SUEZ 2005 FORM 20-F/A | 103

Back to contents

Antonio Brufau, Spanish national.

Antonio Brufau has an economics degree from the University of Barcelona. He is a chartered accountant and graduate of the IESE. After holding various positions at Arthur Andersen (audit), he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. In 1988, he was Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “la Caixa” (finance). He was also Chairman and Chief Executive of “la Caixa” Group (finance) from 1999 to 2004. Since October 27, 2004, he has been Chairman and Chief Executive of Repsol YPF SA (oil).

Certain other directorships and positions: Chairman and Chief Executive Officer of Repsol YPF SA (oil company) (Spain), Chairman of YPF SA (oil) (Argentina) and Comupet (oil) Madrid 2008, SL (Spain), and Vice-Chairman of Gas Natural SDG, SA (gas distribution) (Spain).

Mr. Antonio Brufau holds 2,222 SUEZ shares. He is a member of the Audit Committee.

René Carron, French national.

René Carron operates a farm in Yenne. He is a Knight of the Legion of Honor and the National Order of Merit and a Commander of the Order of Agricultural Merit. He has held a variety of elected offices in the Savoie region of France. In 1981, René Carron joined the Crédit Agricole group (bank). In 1992, he became Chairman of Caisse Régionale de la Savoie (bank and insurance) , which became Caisse Régionale des Savoie (bank and insurance) after its merger with Caisse de Haute-Savoie (health insurance) in 1994. In 1995, he joined the committee of the Fédération Nationale du Crédit Agricole (bank and insurance), where he was Chairman from July 2000 to April 2003, and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole SA (bank).

Certain other directorships and positions: Chairman of the Board of Directors of Crédit Agricole SA (bank), Chairman of Caisse Régionale de Crédit Agricole des Savoie and the Confédération Nationale de Crédit Agricole “CICI” (bank) (France), Vice-Chairman of the Confédération Nationale de la Mutualité de la Coopération et Crédit Agricole “CNMCCA”, Fédération Nationale du Crédit Agricole (France) and Banca Intesa (bank) (Italy), Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole Pays de France (bank), Sacam (commercial and industrial company), Sacam Participations and Scicam (France), Member of the Supervisory Board of Lagardère (media), Member of the Management Committee and Legal Manager of ADICAM (electronics and security) (France) and Member of the Management Committee of GIE GECAM.

Mr. René Carron holds 3,500 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee.

Gerhard Cromme, German national.

Gerhard Cromme has a doctorate in Law and a number of diplomas in economics (Münster, Lausanne, Paris and Harvard Universities).

He joined the Saint-Gobain Group (construction) in Germany in 1971, before joining the Krupp Group (steel) in 1986.

Certain other directorships and positions: Chairman of the Supervisory Board of Thyssenkrupp AG (steel pipes and tubes) (Germany), Member of the Supervisory Board of Allianz AG (insurance), AXEL Springer AG (publishing), E.on AG (energy), Hochtief AG (building and construction), Siemens AG (diversified manufacturing) and Volkswagen AG (automobiles) (Germany), Director of Deutsche Lufthansa AG (airlines) (Germany), BNP-Paribas (bank) and Saint-Gobain (construction) (France).

Mr. Gerhard Cromme holds 2,000 SUEZ shares. He is a member of the Nomination Committee.

SUEZ 2005 FORM 20-F/A | 103

Back to contents

Etienne Davignon, Belgian national.

Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985), and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique (holding company), where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale de Belgique and Tractebel (on October 31, 2003. He then became Vice-Chairman of SUEZ-TRACTEBEL (energy and services).

Certain other directorships and positions: Chairman of Companie Maritime Belge, Compagnie des Wagons-Lits (restauration), Recticel (chemicals and plastics), Sibeka (diamond producer), SN Airholding (holding company) and Palais des Beaux-Arts (Belgium), Vice-Chairman of SUEZ-TRACTEBEL (Belgium), Director of Accor (hotels and tourism) (France), Cumerio (metals), Real Software (computer software), Sofina SA (holding company) and SN Brussels Airlines (airlines) (Belgium), and Gilead (therapeutics) (USA).

Mr. Etienne Davignon holds 11,111 SUEZ shares. He is Chairman of the Ethics, Environment and Sustainable Development Committee.

Paul Desmarais Jr, Canadian national.

Paul Desmarais Jr. studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration. In 1984, he was appointed Vice-Chairman of Power Financial Corporation, a company he helped set up, becoming Chairman of the Board in 1990 and Chairman of the Executive Committee in May 2005. He was appointed Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada (insurance) in 1996.

Certain other directorships and positions: Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada (insurance), Chairman of the Executive Committee of Power Financial Corporation (Canada), Vice-Chairman of the Board of Directors and Executive Director of Pargesa Holding S.A. (investment company) (Switzerland), Vice-Chairman of the Board and member of the Strategy Committee of Imérys (building and construction) (France), Director and member of the Management Committee of Great-West Lifeco Inc. (insurance) and its main subsidiaries, and of IGM Financial Inc (holding company) (Canada) and its main subsidiaries, Director and member of the Permanent Committee of Groupe Bruxelles Lambert (holding company) (Belgium), Director of Total (oil) (France), Member of the International Board, Board of Directors and Audit Committee of INSEAD (Institut Européen d'Administration des Affaires), Chairman of the International Advisory Board of HEC Business School (Canada) and Chairman of the Advisory Committee of Sagard Private Equity Partners (investment company) (France).

Mr. Paul Desmarais Jr holds 2,000 SUEZ shares. He is a member of the Compensation Committee.

Richard Goblet d’Alviella, Belgian national.

Mr. Goblet d’Alviella holds a commercial engineer’s degree from the Free University of Brussels and a Master’s degree in business administration from the Harvard Business School. He has a background in investment banking, specializing for fifteen years in international finance, both in London and New York. He was Managing Director of the Paine Webber Group (finance) before joining Sofina (holding company) where he has been Executive Director since 1989.

Certain other directorships and positions: Directors of Danone (food), Eurazeo (investment company) (France), Delhaize (food), Finasucre (holding company), Glaces de Moustier (holding company), Henex (steel), Suez-Tractebel, Union Financière Boël (financial advisors) (Belgium), and Caledonia Investments (advisory) (United Kingdom).

Mr. Goblet d’Alviella holds 2,000 SUEZ shares. He is a member of the Audit Committee.

SUEZ 2005 FORM 20-F/A | 104

Back to contents

Jacques Lagarde, French-U.S. dual national.

Jacques Lagarde is a graduate of the prestigious French business school, HEC, and of the Harvard University Advanced Management Program. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA) (dental laboratory), Chairman of the Executive Board of Braun AG (electrical goods) (Germany) and Executive Vice-President of The Gillette Company (cosmetics and toiletries) (USA).

Certain other directorships and positions: Director of Eukarion Inc (USA).

Mr. Jacques Lagarde holds 5,778 SUEZ shares. He is Chairman of the Audit Committee.

Anne Lauvergeon, French national.

A graduate of the prestigious French engineering school, the Ecole des Mines and also the Ecole Normal Supérieure, Anne Lauvergeon is a qualified lecturer (agrégée) in physics. She has been Chair of the Areva group (energy) Executive Board since July 2001 and Chair and Chief Executive Officer of the Cogema group (energy) since June 1999. She has been Executive Vice-Chair and member of the Executive Committee of Alcatel (telecommunication) in charge of industrial holdings since 1997 and from 1995 to 1997 was Managing Partner of Lazard Frères et Cie (bank). In 1990 Anne Lauvergeon was appointed Special Advisor to the office of the French President in the area of the international economy and foreign trade and in 1991, became Deputy General Secretary as well as Aide to the French President for the organization of international summits (G7). Anne Lauvergeon began her career in 1983 in the iron and steel industry before joining CEA (Commissariat à l’Energie Atomique) where she studied the problems of chemical safety in Europe.

Certain other directorships and positions: Chair of the Executive Board of Areva (energy), Chair of the Board of Directors of Cogema (energy), Chair of Areva Enterprises Inc. (energy) (USA), Vice-Chair of the Supervisory Board of Safran SA (electronics military), and Director of Areva T&D Holding S.A. (energy), Total (oil) and Vodafone Group plc (telecommunications) (United Kingdom).

Mrs. Anne Lauvergeon holds 2,278 SUEZ shares. She is a member of the Ethics, Environment and Sustainable Development Committee.

Jean Peyrelevade, French national.

A graduate of the prestigious French engineering school, Polytechnique, and the Paris Institute of Political Studies (IEP), Jean Peyrelevade successively held the positions of Chairman of Compagnie de SUEZ (holding), Banque Stern (bank), UAP (insurance) and Crédit Lyonnais (bank). He resigned as Chairman of the latter in October 2003. He has been a partner of Toulouse & Associés (finance) since September 1, 2004.

Certain other directorships and positions: Director of Bouygues (real estate) (France) and Société Monégasque de l’Electricité et du Gaz (Monaco), Member of the Supervisory Board of CMA/CGM (maritime transportation) (France) and Partner of Toulouse & Associés CMA/CGM.

Mr. Jean Peyrelevade holds 3,694 SUEZ shares.

Thierry de Rudder, Belgian-French dual national.

Thierry de Rudder has a degree in mathematics from the University of Geneva and the Free University of Brussels and an MBA from the Wharton School of Business in Philadelphia. He began his career in the United States, joining Citibank (bank) in 1975 and holding various positions in New York and Europe. He joined Groupe Bruxelles Lambert (holding company) in 1986 and is now Executive Director.

Certain other directorships and positions: Executive Director of Groupe Bruxelles Lambert (holding company) (Belgium), Director of Imerys (building and construction), Total (oil) and Compagnie Nationale à Portefeuille (holding company) (France) and Suez-Tractebel (energy) (Belgium).

SUEZ 2005 FORM 20-F/A | 105

Back to contents

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

Mr. Jean-Jacques Salane holds 2,000 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee.

Lord Simon of Highbury, British national.

Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. In 1961 he joined British Petroleum (oil), where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997.

Certain other directorships and positions: Senior Advisor Morgan Stanley International (Europe), Director of Unilever plc (food), Member of the International Advisory Board of Fitch (finance) (Belgium), Member of the Cambridge University Council, Trustee of the Cambridge Foundation and Trustee of the Hertie Foundation (United Kingdom).

Lord Simon of Highbury holds 2,000 SUEZ shares. He is Chairman of the Compensation Committee.

SUEZ 2005 FORM 20-F/A | 106

Back to contents

B. Compensation

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer, and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer:

SUEZ 2005 FORM 20-F/A | 107

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

SUEZ 2005 FORM 20-F/A | 108

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

SUEZ 2005 FORM 20-F/A | 109

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

SUEZ 2005 FORM 20-F/A | 110

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

SUEZ 2005 FORM 20-F/A | 111

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

SUEZ 2005 FORM 20-F/A | 112

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

SUEZ 2005 FORM 20-F/A | 113

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

SUEZ 2005 FORM 20-F/A | 114

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

SUEZ 2005 FORM 20-F/A | 115

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

SUEZ 2005 FORM 20-F/A | 116

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

SUEZ 2005 FORM 20-F/A | 117

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

SUEZ 2005 FORM 20-F/A | 118

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

SUEZ 2005 FORM 20-F/A | 119

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

SUEZ 2005 FORM 20-F/A | 120

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

We have no formal internal reporting processes to aggregate the total number of temporary employees.  Based on our reporting of temporary expenses and total salary cost during the most recent fiscal year, we estimate that temporary employees constitute approximately 10% of the total number of employees.

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

SUEZ 2005 FORM 20-F/A | 121

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

SUEZ 2005 FORM 20-F/A | 122

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

SUEZ 2005 FORM 20-F/A | 123

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

SUEZ 2005 FORM 20-F/A | 124

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

SUEZ 2005 FORM 20-F/A | 125

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

SUEZ 2005 FORM 20-F/A | 126

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

SUEZ 2005 FORM 20-F/A | 127

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

SUEZ 2005 FORM 20-F/A | 128

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

SUEZ 2005 FORM 20-F/A | 129

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

SUEZ 2005 FORM 20-F/A | 130

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

SUEZ 2005 FORM 20-F/A | 131

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

SUEZ 2005 FORM 20-F/A | 132

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

SUEZ 2005 FORM 20-F/A | 133

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

SUEZ 2005 FORM 20-F/A | 134

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

SUEZ 2005 FORM 20-F/A | 135

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

SUEZ 2005 FORM 20-F/A | 136

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

Based on information from a third party service provider, we believe that as of December 1, 2006, our US investor base was approximately 10 percent.

Given our current business context, the volume of trading in our shares and purchases and sales by high profile investors, the amount of US investors can be expected to fluctuate.

B. Related Party Transactions

Proportionately Consolidated Entities

Itasa

Itasa is a Brazilian affiliate (48.75%) of Tractebel Energia which is 68.7% -owned by the Group Suez. Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2005, compared to €36.7 million in 2004.

Electroandina

The Group has an interest of 33.25% in Electroandina (Chilean entity) via Suez-Tractebel and Inversiones Tocopilla. Gasoducto Nor Andino transports gas purchased by Electroandina. In 2005, Gasoducto billed a total of €38.9 million for these services, compared to €40.0 million one year earlier.

Acea-Electrabel group (Italy)

Electrabel Italia, a 100% affiliate of Electrabel, owns 40.59% of Acea-Electrabel which in turn owns different subsidiaries. Alp Energie markets electricity sold by Acea-Electrabel group entities.

In 2005, purchases by SUEZ from the Acea-Electrabel group amounted to €162.1 million.

SUEZ 2005 FORM 20-F/A | 137

Back to contents

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €774.2 million in 2005, compared to the 2004 figure of €25.2 million, and also granted loans to the Acea-Electrabel group totaling €363.7 million in the same year.

Zandvliet Power

Zandvliet Power is a joint venture (50%-50%) between Electrabel, 98.62% -owned by the Group Suez and RWE. Electrabel granted a loan to Zandvliet Power totaling €95.3 million at December 31, 2005, compared to €73.3 million at December 31, 2004.

Affiliates

Elia System Operator (ESO)/Elia

Elia is a listed company of which 27.1% is owned by Electrabel. Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 to manage the high-voltage electricity transmission network in Belgium. ESO and Elia have been consolidated by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

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

Intercommunal Companies

Electrabel has significant influence over the inter-municipal companies. The Intercommunal Companies, which were consolidated in accordance with the equity method, distribute the gas and electricity produced by Electrabel and Distrigas to private Belgian customers who are not concerned by deregulation. Electrabel sold €738.6 million of gas and electricity to the Intercommunal Companies in 2005 and €963.9 million in 2004.

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

Compagnie Nationale du Rhône (CNR)

CNR is 49.1% -owned by Electrabel. The Group has signed purchase and sales agreements with CNR. In 2005, the Group purchased electricity from CNR for €42.9 million compared with €46.1 million in 2004 and sold €27.5 million of electricity in 2005 compared with €28.8 million in 2004.

SUEZ 2005 FORM 20-F/A | 138

Back to contents

The Group’s accounts payable to CNR totaled €6.1 million as of December 31, 2005 compared with €10.5 million as of December 31, 2004. The trade receivables owed by CNR totaled €2.9 million as of December 31, 2005 compared with €6.5 million as of December 31, 2004.

Sohar

Sohar is 50%-owned by Suez-Tractebel, a wholly-owned company of the Group Suez. Services relating to the construction of the Sohar station were billed in the amount of €206.9 million.

Furthermore, the Group granted Sohar on time completion guarantees for a total maximum of €45.4 million.

Contassur

Contassur is partially owned by Suez-Tractebel (10%) and Electrabel (5%). Contassur is a captive insurance company consolidated by the Group using the equity method. Pension funds of certain Group employees have entered into insurance contracts with Contassur.

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

SUEZ 2005 FORM 20-F/A | 139

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

SUEZ 2005 FORM 20-F/A | 140

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

SUEZ 2005 FORM 20-F/A | 141

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

SUEZ 2005 FORM 20-F/A | 142

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

SUEZ 2005 FORM 20-F/A | 143

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

SUEZ 2005 FORM 20-F/A | 144

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

SUEZ 2005 FORM 20-F/A | 145

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

SUEZ 2005 FORM 20-F/A | 146

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

SUEZ 2005 FORM 20-F/A | 147

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

SUEZ 2005 FORM 20-F/A | 148

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

SUEZ 2005 FORM 20-F/A | 149

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

SUEZ 2005 FORM 20-F/A | 150

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

Change in Control

Other than as described below under “—Disclosure of Share Holdings,” there are no provisions in our by-laws that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us, or any of our subsidiaries. See also “Item 3. Key Information – D. Risk Factors – Industrial risks and risks related to the economic, commercial, legal and contractual environment –The issue of special warrants (BSAs) to our shareholders could have anti-takeover effects or negatively affect the likelihood of success of any unsolicited tender offer for our Shares that does not have the approval of our Board of Directors.”

Disclosure of Share Holdings

French law provides that if any individual or entity, acting alone or in concert with others, becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding share capital (including ADSs), or of the voting rights attached thereto, or if an individual or entity’s holdings fall below any such level, then the individual or entity must notify us within five Euronext Paris trading days of the date the relevant thresholds have been crossed, of the number of Shares, ADSs, voting rights, securities giving access to our share capital and potential voting rights attached thereto which it holds, individually or in concert with others. Such individual or entity must also notify the Autorité des marchés financiers (“AMF”) within five Euronext Paris trading days of the date the relevant thresholds have been crossed.
In addition, our by-laws provide that any individual or entity acting alone or in concert with others who becomes the owner of at least 1%, or any multiple thereof up to 34%, of our outstanding share capital (including ADSs) must notify us by registered mail, return receipt requested, within five calendar days of the date the relevant thresholds have been crossed, of the number of Shares and ADSs it holds, individually or in concert with others. The same notification requirement applies if any person acting alone or in concert with others falls below such 1% threshold, or passes or falls below any multiple thereof from 34%.

French law also provides that any individual or entity acting alone or in concert with others who becomes the owner of more than 10% or 20% of our share capital (including ADSs) or voting rights must file a report (déclaration) with us and the AMF (which will publish the statement) within ten Euronext Paris trading days of the date the relevant threshold has been crossed, specifying its intentions for the following 12-month period, including whether or not it intends (i) to continue its purchases, (ii) to acquire control of us or (iii) to seek nomination to the Board of Directors. The person may amend its stated intentions, provided that it does so on the basis of significant changes in the environment, situation or shareholding of the concerned persons. Upon any change of intention, it must file a new report.

In order to permit holders to give the required notice, we must publish in the BALO (and transmit to the AMF, which will publish it), not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO (and transmit to the AMF, which will publish it), within 15 calendar days of such change, the number of outstanding voting rights.

As we are listed on the Eurolist by Euronext, we must publish each month in the BALO and on our website (and transmit to the AMF, which will publish it) the total number of outstanding voting rights and the total number of outstanding shares if such numbers have changed with respect to the total number of outstanding voting rights and shares previously published. By complying with this obligation, we will be deemed to have complied with the obligation mentioned in the previous paragraph.

In order to facilitate compliance with the above-mentioned notification requirements imposed by law or by the Company’s by-laws, a holder of ADSs may deliver any such notification to our Depositary and the Depositary shall, as soon as practicable, forward such notification to us and, if necessary, to the AMF.

In the event of failure to comply with the notification requirements provided by French law, the Shares in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended by the Commercial Court at the request of our Chairman, any shareholder or the AMF for a maximum period of 5 years, and may under certain circumstances be subject to a €18,000 fine.

In the event of failure to comply with the notification requirements provided by our by-laws, one or more shareholders holding 1% or more of our share capital may require a meeting of the shareholders to deprive the Shares in excess of the relevant threshold of voting rights for all shareholders’ meetings for two years following the date on which the owner thereof complies with such notification requirements.

SUEZ 2005 FORM 20-F/A | 151

Back to contents

Further, under French law, any contractual provision providing preferential conditions for the sale or the acquisition of Shares (or ADSs) representing at least 0.5% of our share capital or voting rights must be communicated to us and the AMF within five Euronext trading days of the date on which the contractual arrangement containing the preferential conditions was executed. In case of failure to comply with such communication requirement, the relevant contractual provision will have no effect and the parties are released from their contractual obligations during any tender offer for the Shares.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any individual or entity, acting alone or in concert with others, becoming the owner of more than 33 1/3% of our share capital or voting rights must immediately inform the AMF and launch a public tender offer for the balance of the Shares and other securities giving access to our share capital or voting rights.

Any shareholder who fails to comply with these obligations will have its Shares in excess of 33 1/3% of our share capital or voting rights deprived of voting rights and may be subject to a fine imposed by the AMF.

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

If the accredited intermediary does not transmit the requested information in due time or transmits incomplete or inaccurate information pertaining to its status, the holders of the securities or the amount of securities held by each of them, the voting rights of the securities for which the accredited intermediary is registered cannot be exercised until such date as the requested information has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date.

In addition, if the accredited intermediary knowingly fails to comply with the obligation to disclose the requested information, a court may, at our request or one or several shareholders representing at least 5% of our share capital, deprive the Shares to which the requested information relates from any voting rights and dividends, for a period not to exceed 5 years.

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

SUEZ 2005 FORM 20-F/A | 152

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

SUEZ 2005 FORM 20-F/A | 153

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

SUEZ 2005 FORM 20-F/A | 154

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

SUEZ 2005 FORM 20-F/A | 155

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

SUEZ 2005 FORM 20-F/A | 156

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

SUEZ 2005 FORM 20-F/A | 157

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

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable.

H. Documents on Display

As a foreign private issuer, we are exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements and are not required to file proxy statements with the SEC. We furnish half-yearly reports on Form 6-K. Our officers, directors and principal shareholders are also exempt from the reporting and insider “short-swing” profit recovery provisions under Section 16 of the Exchange Act.

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

SUEZ 2005 FORM 20-F/A | 158

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

SUEZ 2005 FORM 20-F/A | 159

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

SUEZ 2005 FORM 20-F/A | 160

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

SUEZ 2005 FORM 20-F/A | 161

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

SUEZ 2005 FORM 20-F/A | 162

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

SUEZ 2005 FORM 20-F/A | 163

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

SUEZ 2005 FORM 20-F/A | 164

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

SUEZ 2005 FORM 20-F/A | 165

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

SUEZ 2005 FORM 20-F/A | 166

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

SUEZ 2005 FORM 20-F/A | 167

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

SUEZ 2005 FORM 20-F/A | 168

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

SUEZ 2005 FORM 20-F/A | 169

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

SUEZ 2005 FORM 20-F/A | 170

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young and Deloitte & Associés have served as our independent public accountants for each of the financial years in the two-year period ended December 31, 2005, for which audited Consolidated Financial Statements appear in this annual report on Form 20-F/A.

SUEZ 2005 FORM 20-F/A | 171

Back to contents

The following table sets forth audit and other fees paid to members of audit firms by us in 2005 and 2004:

	Ernst & Young				Deloitte & Associés
	Jan. 1, 2005 to Dec. 31, 2005 Amount	Jan. 1,2004 to Dec. 31, 2004 Amount	% 2005	% 2004	Jan. 1, 2005 to Dec. 31, 2005 Amount	Jan. 1, 2004 to Dec. 31, 2004 Amount	% 2005	% 2004
Audit
Audit fees (statutory audit, certification, review of individual and Consolidated Financial Statements)	11,589	9,632(1)	84	75	16,173	16,694(1)	77	84
Audit-related fees	1,763	2,717	13	20	3,340	1,696	16	8
Sub-total	13,352	12,349	96	95	19,513	18,390	93	92
Other services:
Tax fees	314	341	2	3	538	657	2	3
All other fees	204	210	2	2	976	910	5	5
Sub-total	518	551	4	5	1,514	1,567	7	8
TOTAL	13,870	12,900	100	100	21,027	19,957	100	100
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

SUEZ 2005 FORM 20-F/A | 172

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

SUEZ 2005 FORM 20-F/A | 173

Back to contents

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS AND INDEX TO FINANCIAL STATEMENTS

See pages F-3 through F-159 for the Consolidated Financial Statements of SUEZ.

SUEZ 2005 FORM 20-F/A | 174

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

14. Consents of Ernst & Young et Autres and Deloitte & Associés.

(1)

Incorporated by reference to Exhibits 2.1 and 4(c)1 through 4, respectively, to the Company’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 29, 2001.

SUEZ 2005 FORM 20-F/A | 175

Back to contents

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its Annual Report on its behalf.

SUEZ
	By:	/s/ Gérard Mestrallet
Dated: February 1, 2007		Gérard Mestrallet Chief Executive Officer

SUEZ 2005 FORM 20-F/A | 176

Back to contents

SUEZ 2005 FORM 20-F/A | F-1

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

Neuilly-sur-Seine

April 5, 2006

(except for notes 40.1, 42, 43 and 44, as to which the date is June 26, 2006)

SUEZ 2005 FORM 20-F/A | F-2

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

SUEZ 2005 FORM 20-F/A | F-3

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

SUEZ 2005 FORM 20-F/A | F-4

Back to contents

CONSOLIDATED INCOME STATEMENTS

(in millions of euros)	Note	December 31, 2005	December 31, 2004
Revenues	5	41,488.9	38,057.7
Other operating income	7	957.9	1,155.5
Purchases		(18,678.7)	(16,136.5)
Personnel costs	6	(7,902.9)	(7,831.9)
Depreciation, amortization and provisions	8	(1,701.9)	(1,636.9)
Other operating expenses	7	(10,261.1)	(9,871.2)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net		3,902.2	3,736.7
Mark-to-market on commodity contracts other than trading instruments	28	(151.1)	-
Impairment	9	(657.9)	(268.2)
Restructuring costs	10	(101.5)	(73.8)
Disposals of assets, net	11	1,529.9	144.9
Income from operating activities		4,521.6	3,539.6
Financial loss	12	(725.3)	(1,079.1)
Income tax expense	13.1	(585.3)	(926.0)
Share in income/(loss) of associates	18.1	565.5	276.9
Net income/(loss) from discontinued operations		-	716.4
Net income		3,776.5	2,527.8
Minority interests		1,263.8	831.4
Net income Group share		2,512.7	1,696.4
Earnings per share	14	2.39	1.70
Diluted earnings per share	14	2.36	1.69
Diluted earnings per share from continuing operations	14	2.36	0.98

The accompanying notes are an integral part of these consolidated statements.

SUEZ 2005 FORM 20-F/A | F-5

Back to contents

CONSOLIDATED CASH FLOW STATEMENTS

(in millions of euros)	December 31, 2005	December 31, 2004
Net income	3,776.5	2,527.8
- Share in income/(loss) of associates	565.5	281.7
+ Dividends received from associates	467.1	531.6
- Net depreciation, amortization and provisions	(2,242.7)	(1,770.0)
- Net capital gains on disposals (incl. reversals of provisions)	1,652.9	177.8
- Net income/(loss) from discontinued operations	-	716.4
- Mark-to-market on commodity contracts other than trading instruments	(151.1)	-
- Other items with no cash impact	(21.4)	(22.2)
- Income tax expense	(585.3)	(926.0)
- Financial loss	(725.3)	(1,079.1)
Cash generated from operations before income tax and working capital requirements	5,750.9	5,680.8
+ Tax paid	(722.9)	(729.3)
Change in working capital requirements	797.5	18.6
Cash flow from (used in) operating activities(3)	5,825.5	4,970.1
Acquisitions of property, plant and equipment and intangible assets	(2,667.1)	(2,036.7)
Acquisitions of entities net of cash and cash equivalents acquired(1)	(9,060.2)	(520.0)
Acquisitions of available-for-sale securities	(526.6)	(159.6)
Disposals of property, plant and equipment and intangible assets	355.0	341.0
Disposals of entities net of cash and cash equivalents sold	1,972.9	1,598.5
Disposals of available for sale securities	650.1	733.0
Interest received on non-current financial assets	69.8	137.6
Dividends received on non-current financial assets	134.3	104.8
Change in loans and receivables originated by the Company and other	79.7	(74.6)
Cash flow from (used in) investing activities(3)	(8,992.0)	124.0
Dividends paid	(1,521.6)	(1,490.2)
Repayment of borrowings and long-term debt	(3,245.8)	(7,926.6)
Change in short-term securities	(538.4)	(20.1)
Interest paid	(1,029.2)	(1,283.1)
Interest received on cash and cash equivalents	347.3	185.7
Increase in borrowings and long-term debt	8,515.5	2,114.0
Increase in capital(1)	2,962.1	318.4
Assignment of litigious receivables	995.4
Treasury stock movements	2.9	18.5
Cash flow from (used in) financing activities	6,488.3	(8,083.4)
Effect of changes in consolidation method, exchange rates and other	166.3	97.7
Total Cash Flow for the Year	3,488.2	(2,891.5)
Cash and Cash Equivalents at Beginning of Period(2)	6,886.2	9,803.1
Cash and Cash Equivalents at End of Period	10,374.4	6,911.6

(1)

Excluding 2,414 million of euros corresponding to the issue of SUEZ shares as part of the tender offer for Electrabel.

(2)

Negative impact of IAS 32/39 on the opening balance sheet of 25.4 million of euros.

(3)

For the impact of the 2004 discontinued operations refer also to Note 3.6 of our Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated statements.

SUEZ 2005 FORM 20-F/A | F-6

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

SUEZ 2005 FORM 20-F/A | F-7

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

SUEZ 2005 FORM 20-F/A | F-8

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

SUEZ 2005 FORM 20-F/A | F-9

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

Consolidated cash flow statement

“Interest received on non-current financial assets” is classified within cash flows from investing activities because it represents return on investments.  “Interest received on cash and cash equivalents” is classified within cash flows from financing activities because the nature of this interest is viewed as an offset to the cost of obtaining financial resources.  This classification is consistent with the Group’s internal organization as both debt and cash and cash equivalents are managed by the central treasury department.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

The Group has included the subtotal, “Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net,” on the face of the income statement. This subtotal excludes those elements that have little predictive value due to their nature, frequency and/or materiality. Those elements can be divided in two categories:

•

Elements which are both infrequent and material, such as an impairment of an asset or a disposal of investments.

•

Elements that are by nature unpredictable in their amount and /or in their frequency, such as mark-to-market on commodity contracts other than trading instruments, as the population of derivatives in our portfolio changes from period to period and the assumptions used to calculate the gain/loss may not be representative of future market conditions and restructuring costs.

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

SUEZ 2005 FORM 20-F/A | F-10

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

SUEZ 2005 FORM 20-F/A | F-11

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

SUEZ 2005 FORM 20-F/A | F-12

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

SUEZ 2005 FORM 20-F/A | F-13

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

Property, plant and equipment is depreciated on a straight-line basis over the following useful lives (in years):

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

SUEZ 2005 FORM 20-F/A | F-14

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

SUEZ 2005 FORM 20-F/A | F-15

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

SUEZ 2005 FORM 20-F/A | F-16

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

SUEZ 2005 FORM 20-F/A | F-17

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

SUEZ 2005 FORM 20-F/A | F-18

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

SUEZ 2005 FORM 20-F/A | F-19

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

SUEZ 2005 FORM 20-F/A | F-20

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

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under “Mark-to-market on commodity contracts other than trading instruments”, in income from operating activities for derivative instruments with non-financial assets as the underlying, and in financial income or expense for currency, interest rate and equity derivatives.

SUEZ 2005 FORM 20-F/A | F-21

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

SUEZ 2005 FORM 20-F/A | F-22

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

SUEZ 2005 FORM 20-F/A | F-23

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

SUEZ 2005 FORM 20-F/A | F-24

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

SUEZ 2005 FORM 20-F/A | F-25

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

SUEZ 2005 FORM 20-F/A | F-26

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

SUEZ 2005 FORM 20-F/A | F-27

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

SUEZ 2005 FORM 20-F/A | F-28

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

SUEZ 2005 FORM 20-F/A | F-29

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

SUEZ 2005 FORM 20-F/A | F-30

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

SUEZ 2005 FORM 20-F/A | F-31

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

SUEZ 2005 FORM 20-F/A | F-32

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

SUEZ 2005 FORM 20-F/A | F-33

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

SUEZ 2005 FORM 20-F/A | F-34

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

SUEZ 2005 FORM 20-F/A | F-35

Back to contents

2.3.3 Reconciliation of 2004 income

2.3.3.1 Reconciliation of the 2004 consolidated income statement

	Income under French GAAP 2004	Reclassi-fications	French GAAP accounts (IFRS format)	IAS 19 Pensions and other employee benefit obligations § 2.3.4.1	IFRS 3 Business combinations §2.3.4.2	IAS 16 Property, plant and equipment §2.3.4.4	IAS 12 Deferred taxes §2.3.4.5	IAS 38 Intangible assets § 2.3.4.6
(in millions of euros)
Revenues	40,739		40,739
Operating expense, net	(34,805)	(412)	(35,217)	2		65		(16)
Depreciation, amortization and provisions	(2,333)	351	(1,983)	96	(41)	(156)		8
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	3,601	(62)	3,540	98	(41)	(91)		(9)
Impairment		(254)	(254)			8		-
Restructuring costs		(80)	(80)
Disposals of assets, net		894	894	-		(2)	-	-
Income from operating activities	3,601	499	4,100	98	(41)	(86)	-	(9)
Finance costs	(961)	(32)	(993)			1		(3)
Other financial income and expenses	286	(13)	273	(86)		(11)		(7)
Financial loss	(675)	(45)	(720)	(86)		(9)		(10)
Exceptional income	956	(956)
Income tax expense	(937)		(937)	-		-	15	-
Share of income/(loss) of associates	(56)	341	285	2	(1)	(1)	(7)	(1)
Income from continuing operations
Net income from discontinued operations
Amortization of goodwill	(253)	161	(92)		92
Net income/ (loss)	2,637		2,637	14	50	(96)	8	(19)
Minority interests	(832)		(832)	-	(32)	35	8	8
Net income Group share	1,804		1,804	14	18	(61)	16	(11)

NB:

Adjustments in the table above are discussed in further detail in section 2.3.4. of this note. The “Other” column includes various adjustments that are not material taken individually (excluding those detailed in 2.3.4.13).

SUEZ 2005 FORM 20-F/A | F-36

Back to contents

2.3.3.1 Reconciliation of the 2004 consolidated income statement (continued)

	IAS 18 Revenue recognition §2.3.4.7	IFRS 2 Share- based payment § 2.3.4.9	IFRS 5 Discontinued operations§ 2.3.4.1	IFRIC 4 Right of use §2.3.4.11	Concessions § 2.3.4.12	Other	Total IFRS impacts	Income under IFRS 2004
(in millions of euros)
Revenues	(2,926)			6	145	93	(2,682)	38,058
Operating expense, net	2,888	(18)		(47)	(253)	(87)	2,533	(32,684)
Depreciation, amortization and provisions				34	123	282	345	(1,637)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	(38)	(18)		(8)	15	288	197	3,737
Impairment					(3)	(19)	(14)	(268)
Restructuring costs					2	4	6	(74)
Disposals of assets, net			(716)		(10)	(19)	(749)	145
Income from operating activities	(38)	(18)	(716)	(8)	3	254	(560)	3,540
Finance costs					-	(6)	(7)	(1,000)
Other financial income and expenses					(26)	(222)	(352)	(79)
Financial loss					(26)	(228)	(359)	(1,079)
Exceptional income
Income tax expense						(4)	11	(926)
Share of income/(loss) of associates					1	(2)	(9)	277
Income from continuing operations								1,811
Net income from discontinued operations			716				716	716
Amortization of goodwill						-	92
Net income/ (loss)	(38)	(18)		(8)	(22)	20	(109)	2,528
Minority interests	18			(2)	5	(38)	1	(831)
Net income Group share	(19)	(18)		(10)	(18)	(19)	(108)	1,696

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

SUEZ 2005 FORM 20-F/A | F-37

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

(in millions of euros)	Total 2004 income 100%
Exceptional income under French GAAP	956
Reclassification under IFRS
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	280
Impairment	(254)
Restructuring costs	(80)
Disposals of assets, net	894
Financial loss	(45)
Amortization of goodwill	161
Total	956

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

C. Share in income/(loss) of associates

As indicated in Note 1.G to the 2004 “Reference Document,” Electrabel’s €341 million share in pre-tax income from operating activities of Belgian inter-municipal companies is recognized in the French GAAP financial statements as part of income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net under the “Income from mixed inter-municipal companies and partnerships” heading. In accordance with IAS 28, this amount has been deducted from income from operating activities and is presented in the IFRS consolidated income statement under the heading “Share in income/(loss) of associates,” after income from operating activities.

D. Other operating income

In the French GAAP financial statements, other operating income primarily comprises capitalized production, expense transfers, and other operating income. Under IFRS, these income items are presented as a deduction from operating expenses.

SUEZ 2005 FORM 20-F/A | F-38

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

SUEZ has also elected to include in financial income/loss both the interest cost relating to pension and similar obligations and the expected return on plan assets. This reclassification, which has no impact on equity, leads to an increase in finance costs by €86 million at December 31, 2004 and a decrease in the same amount in depreciation and amortization expense recorded under income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net.

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

SUEZ 2005 FORM 20-F/A | F-39

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

SUEZ 2005 FORM 20-F/A | F-40

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

SUEZ 2005 FORM 20-F/A | F-41

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

SUEZ 2005 FORM 20-F/A | F-42

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

In accordance with IAS 18 and IAS 1, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, they are recognized in revenues based on the net amount. This change in presentation leads to a decrease of €1,761 million in revenues and a reduction in net operating expenses of the same amount, and does not therefore impact income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net.

Revenues collected on behalf of third parties by the Environment Division, which are reported in the French GAAP financial statements under revenues and expenses, are now recognized in revenues on a net basis in the same way. This change in presentation leads to a decrease of €1,001 million in revenues; income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net is not affected.

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

SUEZ 2005 FORM 20-F/A | F-43

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

SUEZ 2005 FORM 20-F/A | F-44

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

SUEZ 2005 FORM 20-F/A | F-45

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

SUEZ 2005 FORM 20-F/A | F-46

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

2.3.5  Exceptional items included in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for 2004 under IFRS includes income of €517 million (of which €369 million were shown in exceptional items under French GAAP) relating to material non-recurring events, broken down as follows:

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

SUEZ 2005 FORM 20-F/A | F-47

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

SUEZ 2005 FORM 20-F/A | F-48

Back to contents

Financial items with an impact on cash flow are presented in cash flows from investing activities (interests and dividends received) and in cash flows from financing activities when they relate to borrowings.

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

SUEZ 2005 FORM 20-F/A | F-49

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

SUEZ 2005 FORM 20-F/A | F-50

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

SUEZ 2005 FORM 20-F/A | F-51

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

SUEZ 2005 FORM 20-F/A | F-52

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

SUEZ 2005 FORM 20-F/A | F-53

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

SUEZ 2005 FORM 20-F/A | F-54

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

SUEZ 2005 FORM 20-F/A | F-55

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

SUEZ 2005 FORM 20-F/A | F-56

Back to contents

•

liabilities totaling €725.7 million, essentially comprising:

-

provisions for pension and other employee benefit obligations:

€602.7 million

-

accounts payable:

€120.2 million

•

in the income statement:

-

revenues:

€786.7 million

-

income from operating activities:

€32.5 million

-

net income:

€18.9 million

3.6  Discontinued operations

In line with its strategy of withdrawing from the Communication sector, the Group sold the companies discussed below in 2004. Investing and operating cash flows relating to these discontinued activities represent €1,156 million and -€32 million, respectively. No income tax expense was recorded on the gains resulting from our discontinued operations.

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

SUEZ 2005 FORM 20-F/A | F-57

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

The accounting policies applied to segment information are identical to those used for the consolidated financial statements.

4.1.1  Segment information - Income statement

	At December 31, 2005
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Eliminations	Total
Total revenues	14,214.4	5,878.5	20,092.9	10,359.9	11,091.5	-	(55.4)	41,488.9
- Revenues (external sales)	14,193.0	5,878.5	20,071.6	10,328.7	11,088.6			41,488.9
- Inter-segment sales (intra-Group)	21.4		21.4	31.1	2.9		(55.4)	-
Gross operating income/(loss)	2,854.4	1,334.7	4,189.1	562.7	1,914.3	(157.9)		6,508.2
Income/(loss) from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,963.2	746.6	2,709.8	358.8	1,003.5	(169.9)		3,902.2
- Mark-to-market on commodity contracts other than trading instruments	(229.1)	78.9	(150.2)	(0.5)	0.5	(0.9)		(151.1)
- Impairment	(78.9)	(269.4)	(348.3)	(84.0)	(209.1)	(16.5)		(657.9)
- Restructuring costs	13.0	-	13.0	(86.7)	(22.4)	(5.4)		(101.5)
Segment income (IAS 14)	1,668.2	556.1	2,224.3	187.6	772.5	(192.7)		2,991.7
- Disposals of assets, net	714.4	245.2	959.6	41.5	493.0	35.8		1,529.9
Income/(loss) from operating activities	2,382.6	801.3	3,183.9	229.1	1,265.5	(156.9)		4,521.6
Depreciation and amortization	(457.6)	(353.9)	(811.5)	(210.0)	(721.7)	(10.1)		(1,753.3)
Share in income of associates	473.8	33.1	506.9	33.3	18.8	6.5		565.5

	At December 31, 2004
(in millions of euros)	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other Services	Eliminations	Total
Total revenues	12,914.9	4,892.0	17,806.9	9,764.8	10,543.6	28.4	(86.0)	38,057.7
- Revenues (external sales)	12,895.5	4,892.0	17,787.5	9,732.6	10,537.6	-		38,057.7
- Inter-segment sales (intra-Group)	19.4	-	19.4	32.2	6.0	28.4	(86.0)	-
Gross operating income/(loss)	2,650.7	1,178.4	3,829.1	557.8	1,765.1	(219.6)		5,932.4
Income/(loss) from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,997.7	779.3	2,777.0	217.6	939.8	(197.7)		3,736.7
- Mark-to-market on commodity contracts other than trading instruments	-	-	-	-	-	-		-
- Impairment	10.8	(0.6)	10.2	(9.0)	(210.5)	(58.9)		(268.2)
- Restructuring costs	(7.9)	-	(7.9)	(28.2)	(26.1)	(11.6)		(73.8)
Segment income (IAS 14)	2,000.6	778.7	2,779.3	180.4	703.2	(268.2)		3,394.7
- Disposals of assets, net	6.0	(47.2)	(41.2)	19.9	69.5	96.7		144.9
Income/(loss) from operating activities	2,006.6	731.5	2,738.1	200.3	772.7	(171.5)		3,539.6
Depreciation and amortization	(603.1)	(355.9)	(959.0)	(235.2)	(827.2)	(12.6)		(2,034.0)
Share in income of associates	227.5	8.6	236.1	1.7	32.5	6.6		276.9

SUEZ 2005 FORM 20-F/A | F-58

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

SUEZ 2005 FORM 20-F/A | F-59

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

SUEZ 2005 FORM 20-F/A | F-60

Back to contents

4.3  Reconciliation of segment information with the consolidated financial statements

4.3.1  Segment assets

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Intangible assets	3,453.5	3,352.9	3,352.9
Goodwill	13,033.2	5,322.3	5,322.3
Property, plant and equipment	20,212.4	19,366.7	19,366.7
Other receivables carried at amortized cost	20.9	75.0	74.9
Derivative instruments (Note 20.3)	5,996.6	1,122.2	-
Trade and other receivables (Note 20.6)	10,394.7	9,733.4	9,733.9
Inventories	1,344.8	1,145.6	1,145.7
Other current and non-current assets (Note 22)	4,235.5	4,421.2	4,812.6
Total Segment Assets	58,691.6	44,539.3	43,809.0
Other Unallocated Assets	21,589.9	18,439.8	16,417.5
Total Assets	80,281.5	62,979.1	60,226.5

4.3.2  Segment liabilities

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Current and non-current provisions (Note 24)	10,403.8	10,223.0	10,262.9
Derivative instruments not related to borrowings (Note 26.2)	7,116.1	1,513.2	-
Trade and other payables	10,078.8	9,199.0	9,204.2
Other current and non-current liabilities (Note 29)	5,806.2	6,009.8	6,183.3
Total Segment Liabilities	33,404.9	26,945.0	25,650.4
Other Unallocated Liabilities	46,876.6	36,034.1	34,576.1
Total Equity and Liabilities	80,281.5	62,979.1	60,226.5

4.3.3  Capital employed

(in millions of euros)	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
+ SEGMENT ASSETS	58,691.6	44,539.3	43,809.0
- SEGMENT LIABILITIES	(33,404.9)	(26,945.0)	(25,650.4)
+ Available-for-sale securities
(excl. changes in fair value and disposals of short-term marketable securities)	1,840.5	1,724.2	1,654.7
+ Loans and advances to subsidiaries and affiliates	2,637.4	3,104.8	2,566.2
+ Investments in associates (Note 18.1)	3,218.5	2,503.3	2,938.8
- Derivative instruments not related to borrowings (Note 20.2)	1,119.5	391.1	-
- Other financial liabilities (Note 26.3)	(858.5)	(442.5)	(443.1)
Capital employed	33,244.1	24,875.2	24,875.2

4.3.4  Gross operating income

(in millions of euros)	Dec. 31, 2005	Dec. 31, 2004
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	3,902.2	3,736.7
- Depreciation, amortization and provisions	1,701.9	1,636.9
+ Financial income excluding interest	140.4	96.1
+ Share in income of associates	565.5	276.9
- Impairment of Goodwill relating to associates	4.9	4.8
- Share-based payment (IFRS 2) and other adjustments	22.0	27.8
- Net disbursements under concessions contracts	171.3	153.2
Gross operating income	6,508.2	5,932.4

SUEZ 2005 FORM 20-F/A | F-61

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

SUEZ 2005 FORM 20-F/A | F-62

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

SUEZ 2005 FORM 20-F/A | F-63

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

SUEZ 2005 FORM 20-F/A | F-64

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

The impact on equity and borrowings of the first-time application of IAS 32 and 39 to these bonds and the underlying Fortis shares was  €2 million, comprising:

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

SUEZ 2005 FORM 20-F/A | F-65

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

SUEZ 2005 FORM 20-F/A | F-66

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

SUEZ 2005 FORM 20-F/A | F-67

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

SUEZ 2005 FORM 20-F/A | F-68

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

SUEZ 2005 FORM 20-F/A | F-69

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

SUEZ 2005 FORM 20-F/A | F-70

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

SUEZ 2005 FORM 20-F/A | F-71

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

SUEZ 2005 FORM 20-F/A | F-72

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

SUEZ 2005 FORM 20-F/A | F-73

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

NOTE 17

PROPERTY, PLANT AND EQUIPMENT

17.1 Movements in property, plant and equipment

(in millions of euros)	Land	Buildings	Plant and equipment	Vehicles	Capitalized dismantling costs	Assets held under finance leases	Assets leased to others under operating leases	Construction in progress	Other	Total
A. Gross book value
January 1, 2004	1,924.9	4,722.4	25,754.6	1,783.6	671.4	1,658.5	1,396.8	2,329.0	2,085.0	42,326.2
Acquisitions	34.4	83.6	492.3	81.6	43.1	10.7	-	1,147.7	93.5	1,986.9
Disposals	(29.0)	(188.6)	(448.1)	(144.6)	(0.4)	(0.4)	-	(6.7)	(163.5)	(981.3)
Translation adjustments	(31.6)	(43.5)	(180.7)	(1.4)	4.8	7.1	(81.9)	(73.8)	(105.0)	(506.0)
Changes in scope of consolidation	(54.4)	(162.0)	(435.9)	5.9	-	62.8	-	9.6	2.4	(571.6)
Other	87.1	7.8	70.2	(367.7)	33.4	8.9	332.9	(982.5)	366.3	(443.6)
December 31, 2004	1,931.4	4,419.7	25,252.4	1,357.4	752.3	1,747.6	1,647.8	2,423.3	2,278.7	41,810.6
Acquisitions	54.7	107.7	502.3	89.8	0.5	10.1	7.6	1,286.4	95.3	2,154.4
Disposals	(25.6)	(102.2)	(326.9)	(142.2)	(0.3)	(16.8)	(0.4)	-	(87.5)	(701.9)
Translation adjustments	76.4	454.0	933.5	12.4	4.8	1.1	224.0	150.5	214.9	2,071.6
Changes in scope of consolidation	(140.3)	(183.2)	(178.7)	(31.4)	(0.1)	(693.0)	-	(99.4)	10.6	(1,315.5)
Other	(199.2)	158.6	1,865.9	20.9	(78.6)	(269.9)	9.1	(1,664.9)	(55.8)	(213.9)
December 31, 2005	1,697.4	4,854.6	28,048.5	1,306.9	678.6	779.1	1,888.1	2,095.9	2,456.2	43,805.3
B. Accumulated depreciation and impairment
January 1, 2004	(790.2)	(1,445.4)	(15,984.1)	(1,208.5)	(520.3)	(461.0)	(430.2)	(4.5)	(882.8)	(21,727.0)
Depreciation/ impairment(1)	(76.1)	(593.2)	(951.3)	(143.2)	(44.3)	(108.9)	-	(51.6)	(107.3)	(2,075.9)
Disposals	13.5	130.3	157.0	113.5	-	0.5	-	2.4	118.3	535.5
Translation adjustments	11.2	43.7	21.1	0.1	(4.2)	(0.5)	(3.9)	3.5	35.2	106.2
Changes in scope of consolidation	0.3	35.9	111.3	(1.7)	-	(6.0)	-	-	(41.1)	98.7
Other	(20.4)	65.4	556.9	301.2	(31.0)	18.4	(41.8)	1.9	(232.0)	618.6
December 31, 2004	(861.7)	(1,763.3)	(16,089.1)	(938.6)	(599.8)	(557.5)	(475.9)	(48.3)	(1,109.7)	(22,443.9)
Depreciation/ impairment(1)	(61.6)	(224.2)	(1,161.6)	(121.0)	(6.7)	(62.2)	(47.9)	(35.5)	(155.6)	(1,876.3)
Disposals	18.1	58.3	240.9	133.1	0.2	13.5	-	-	88.1	552.2
Translation adjustments	(19.2)	(125.6)	(237.9)	(7.8)	(4.3)	(0.9)	(54.5)	(5.7)	(66.0)	(521.9)
Changes in scope of consolidation	43.0	106.3	343.1	22.1	(0.5)	(4.1)	-	4.6	0.8	515.3
Other	67.7	(34.3)	(141.5)	6.3	38.3	184.0	(25.3)	9.4	77.1	181.7
December 31, 2005	(813.7)	(1,982.8)	(17,046.1)	(905.9)	(572.8)	(427.2)	(603.6)	(75.5)	(1,165.3)	(23,592.9)
C. Carrying amount
January 1, 2004	1,134.7	3,277.0	9,770.5	575.1	151.1	1,197.5	966.6	2,324.5	1,202.2	20,599.2
December 31, 2004	1,069.7	2,656.4	9,163.3	418.8	152.5	1,190.1	1,171.9	2,375.0	1,169.0	19,366.7
December 31, 2005	883.7	2,871.8	11,002.4	401.0	105.8	351.9	1,284.5	2,020.4	1,290.9	20,212.4
(1) Impairment losses on property, plant and equipment amounted to €418.9 million at December 31, 2005.

SUEZ 2005 FORM 20-F/A | F-74

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

SUEZ 2005 FORM 20-F/A | F-75

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

17.6 Other information

Borrowings costs capitalized in 2005 and 2004 amounted to €20.3 million and €17.3 million, respectively.

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

SUEZ 2005 FORM 20-F/A | F-76

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

SUEZ 2005 FORM 20-F/A | F-77

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

SUEZ 2005 FORM 20-F/A | F-78

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

SUEZ 2005 FORM 20-F/A | F-79

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

This item includes amounts due from customers under construction contracts, representing €770.7 million at December 31, 2005 (see Note 30.1)

20.7 Short-term securities

Short term securities primarily comprise units in mutual funds and commercial paper held for trading purposes.

	Dec. 31, 2005		Jan. 1, 2005		Dec. 31, 2004
(in millions of euros)	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount
Short-term securities	901.1	885.6	436.1	420.3	442.1	412.9

SUEZ 2005 FORM 20-F/A | F-80

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

SUEZ 2005 FORM 20-F/A | F-81

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

23.3 Shares reserved for issue under options and other contracts

Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of €79.27. These bonds are redeemable in full on January 1, 2006 at a price of €96.04 each, corresponding to 121.15% of the issue price. Each bond was originally convertible at the rate of five SUEZ shares for one bond. On May 3, 2004, following a payment of dividend from a specific reserve account in shareholders’ equity, the conversion rate was adjusted to 5.22 SUEZ shares for one bond. At December 31, 2004, there were 2,593,121 bonds outstanding, convertible into 13,536,092 SUEZ shares.

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

SUEZ 2005 FORM 20-F/A | F-82

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

SUEZ 2005 FORM 20-F/A | F-83

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

SUEZ 2005 FORM 20-F/A | F-84

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

SUEZ 2005 FORM 20-F/A | F-85

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

SUEZ 2005 FORM 20-F/A | F-86

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

SUEZ 2005 FORM 20-F/A | F-87

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

SUEZ 2005 FORM 20-F/A | F-88

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

SUEZ 2005 FORM 20-F/A | F-89

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

SUEZ 2005 FORM 20-F/A | F-90

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

SUEZ 2005 FORM 20-F/A | F-91

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

The assumptions used for healthcare cost trend rates (including inflation) are 2.9% for 2006, 2.8% for 2007 and 2008, and 2.7% for 2009 and 2010.

A one percentage point change in assumed healthcare cost rates would have the following impacts:

(in millions of euros)	One percentage point increase	One percentage point decrease
Impact on costs	5.7	(4.4)
Impact on pension obligations	72.9	(58.4)

In 2005, the geographical breakdown of the main obligations and the related actuarial assumptions (including inflation) were as follows:

	Euro Zone		USA		Rest of the world

	Pensions	Other benefit obligations	Pensions	Other benefit obligations	Pensions	Other benefit obligations

	(in millions of euros)
Net benefit obligations	2,307	762	30	68	242	54
Discount rate	3.8%	3.8%	5.9%	6.0%	8.0%	5.1%
Estimated future increase in
salaries	3.7%	3.7%	3.5%	3.5%	5.4%	3.8%
Expected return on plan assets	4.9%	3.6%	8.5%	8.5%	8.6%	3.7%
Average remaining working lives
of participating employees	14 years	14 years	13 years	15 years	9 years	15 years
Expected return on plan assets	5.8%	6.0%	6.6%	6.6%	5.7%	6.0%
Average remaining working lives
of participating employees	13 years	14 years	14 years	14 years	13 years	14 years

SUEZ 2005 FORM 20-F/A | F-92

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

SUEZ 2005 FORM 20-F/A | F-93

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

SUEZ 2005 FORM 20-F/A | F-94

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

SUEZ 2005 FORM 20-F/A | F-95

Back to contents

27.2 Debt by category

The breakdown by category presented below is determined on the basis of principal amounts for outstanding borrowings:

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

SUEZ 2005 FORM 20-F/A | F-96

Back to contents

27.2.1 Borrowings and long-term debt by maturity

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

SUEZ 2005 FORM 20-F/A | F-97

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

27.2.2 Borrowings and long-term debt by currency

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

27.2.3 Borrowings and long-term debt by interest rate

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

SUEZ 2005 FORM 20-F/A | F-98

Back to contents

27.2.4 Market value of borrowings and long-term debt

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

27.3 Commitments related to financing

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

SUEZ 2005 FORM 20-F/A | F-99

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

At December 31, 2005, approximately 65% of the Group’s gross debt was at floating rates and 35% at fixed rates, after taking into account the impact of financial instruments. As substantially all cash surpluses are invested short-term, 64% of borrowings at December 31, 2005 was at fixed rate, which means that the Group is relatively insensitive to changes in interest rates in the short term.

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

SUEZ 2005 FORM 20-F/A | F-100

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

SUEZ 2005 FORM 20-F/A | F-101

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

SUEZ 2005 FORM 20-F/A | F-102

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

SUEZ 2005 FORM 20-F/A | F-103

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

SUEZ 2005 FORM 20-F/A | F-104

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

SUEZ 2005 FORM 20-F/A | F-105

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

SUEZ 2005 FORM 20-F/A | F-106

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

SUEZ 2005 FORM 20-F/A | F-107

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

SUEZ 2005 FORM 20-F/A | F-108

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

SUEZ 2005 FORM 20-F/A | F-109

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

SUEZ 2005 FORM 20-F/A | F-110

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

SUEZ 2005 FORM 20-F/A | F-111

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

A reconciliation between the maturity information for capital leases, as disclosed in Note 27.2.1, and the undiscounted value of minimum lease payments is presented below:

December 31, 2005	Total	Year 1	Between Year 2 and Year 5 inclusive	Beyond Year 5

	(in millions of euros)

Capital leases	1,251.3	109.1	350.9	791.3

Discounting effect of future capital reimbursements and finance charges	579.1	51.8	188.3	339.0

Undiscounted minimum lease payments	1,830.4	160.9	539.2	1,130.3

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

SUEZ 2005 FORM 20-F/A | F-112

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

SUEZ 2005 FORM 20-F/A | F-113

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

SUEZ 2005 FORM 20-F/A | F-114

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

SUEZ 2005 FORM 20-F/A | F-115

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

SUEZ 2005 FORM 20-F/A | F-116

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

SUEZ 2005 FORM 20-F/A | F-117

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

SUEZ 2005 FORM 20-F/A | F-118

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

SUEZ 2005 FORM 20-F/A | F-119

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

36.1 Proportionally consolidated entities

Itasa

Itasa is a Brazilian affiliate (48.75%) of Tractebel Energia which is 68.7% -owned by the Group Suez. Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2005, compared to €36.7 million in 2004.

Electroandina

The Group has an interest of 33.25% in Electroandina (Chilean entity) via Suez-Tractebel and Inversiones Tocopilla. Gasoducto Nor Andino transports gas purchased by Electroandina. In 2005, Gasoducto billed a total of €38.9 million for these services, compared to €40.0 million one year earlier.

Acea-Electrabel group (Italy)

Electrabel Italia, a 100% affiliate of Electrabel, owns 40.59% of Acea-Electrabel which in turn owns different subsidiaries. Alp Energie markets electricity sold by Acea-Electrabel group entities.

In 2005, purchases by SUEZ from the Acea-Electrabel group amounted to €162.1 million.

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €77.2 million in 2005, compared to the 2004 figure of €25.2 million, and also granted loans to the Acea-Electrabel group totaling €363.7 million in the same year.

SUEZ 2005 FORM 20-F/A | F-120

Back to contents

Zandvliet Power

Zandvliet Power is a joint venture (50%-50%) between Electrabel, 98.62% -owned by the Group Suez and RWE. Electrabel granted a loan to Zandvliet Power totaling €95.3 million at December 31, 2005, compared to €73.3 million at December 31, 2004.

36.2 Affiliates

Elia System Operator (ESO)/Elia

Elia is a listed company of which 27.1% is owned by Electrabel. Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 grid operator of the high-voltage electricity transmission network in Belgium. ESO and Elia have been consolidated by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

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

Mixed inter-municipal companies

Electrabel has significant influence over the inter-municipal companies. The equity-accounted mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigas to non-industrial Belgian customers that are not eligible for deregulation. Electrabel sold gas and electricity totaling €738.6 million to the mixed inter-municipal companies in 2005, compared to €963.9 million in 2004.

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

Compagnie Nationale du Rhône (CNR)

CNR is 49.1% -owned by Electrabel. Within the scope of purchase and sale agreements signed with CNR, the Group acquired €42.9 million of electricity in 2005 from CNR, compared with €46.1 million in 2004. The Group also sold €27.5 million of electricity under these contracts in 2005, versus €28.8 million the year before.

SUEZ 2005 FORM 20-F/A | F-121

Back to contents

Amounts due to CNR came to €6.1 million at December 31, 2005, compared to €10.5 million at December 31, 2004, while amounts receivable from CNR totaled €2.9 million at December 31, 2005, compared to €6.5 million at December 31, 2004.

Sohar

Sohar is 50%-owned by Suez-Tractebel, a wholly-owned company of the Group Suez. Services provided to Sohar within the scope of engineering, procurement and construction contracts were billed for €206.9 million in 2005.

SUEZ also provided Sohar with performance bonds and delivery guarantees capped at US$ 45.4 million.

Contassur

Contassur is partially owned by Suez-Tractebel (10%) and Electrabel (5%). Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

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

SUEZ 2005 FORM 20-F/A | F-122

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

SUEZ 2005 FORM 20-F/A | F-123

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

SUEZ 2005 FORM 20-F/A | F-124

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

NOTE 40

SUBSEQUENT EVENTS

40.1 Events Prior to the Date of the Report of Independent Registered Public Accounting Firms

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

40.2  Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firms

        Merger with GDF

      As discussed in Note 40.1, on February 28, 2006, SUEZ and Gaz de France announced their intention to merge and submit the planned merger to their respective year-end 2006 extraordinary shareholders' meetings for approval. In December of 2006, the French Constitutional Council confirmed the legality of the merger but only if it occurred after June 2007 (the date of deregulation of the French energy market). As a result, the shareholders’ meetings to approve the merger have been postponed.  The Group has announced in December 2006 and in January 2007 that it confirms the merger remains the best strategic option for SUEZ in the future.

       Argentina

      As discussed in Note 40.1, International Centre for Settlement of Investment Disputes (ICSID) arbitration procedures in relation to the protection of foreign shareholders’ interests of Aguas Argentinas and Aguas Provinciales de Santa Fe contracts are ongoing. The ICSID tribunal rejected Argentina’s objections to the jurisdiction of the ICSID tribunal to decide both cases. The decision on jurisdiction in the Aguas Provinciales de Santa Fe’s case was issued on May 16, 2006 and that corresponding to Aguas Argentinas’ case was issued on August 3, 2006. Hearings on the merits are scheduled to take place between May 28, 2007 and June 2, 2007 in the Aguas Provinciales de Santa Fe’s case, and between October 29, 2007 and November 6, 2007 in Aguas Argentina’s case.

      A claim before New York’s Federal District Court was introduced late September 2006 by an entity called the “Aguas Recovery Lenders’ Group”, claiming the recovery of USD 130 million unsecured debt of Aguas Argentinas to SUEZ, Agbar, and the succeeding company to Aguas Argentinas, the wholly owned Argentinean company AYSA.  A decision of the New York Federal District Court on jurisdiction (competence) is not expected until end of April 2007.

SUEZ 2005 FORM 20-F/A | F-125

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
SUEZ 2005 FORM 20-F/A | F-126

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

SUEZ 2005 FORM 20-F/A | F-127

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

SUEZ 2005 FORM 20-F/A | F-128

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

SUEZ 2005 FORM 20-F/A | F-129

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

SUEZ 2005 FORM 20-F/A | F-130

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

SUEZ 2005 FORM 20-F/A | F-131

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

SUEZ 2005 FORM 20-F/A | F-132

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

SUEZ 2005 FORM 20-F/A | F-133

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

SUEZ 2005 FORM 20-F/A | F-134

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

SUEZ 2005 FORM 20-F/A | F-135

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

SUEZ 2005 FORM 20-F/A | F-136

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

SUEZ 2005 FORM 20-F/A | F-137

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

SUEZ 2005 FORM 20-F/A | F-138

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

Under U.S. GAAP, written put options that require the Group to physically settle the commitment if exercised by the holder are recognized as liabilities on the balance sheet, at the fair value of these instruments and marked to market through earnings. The financial liability recorded under IFRS and the related adjustments to minority interest and goodwill described above are eliminated for US GAAP purposes.

SUEZ 2005 FORM 20-F/A | F-139

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

The most significant reporting and presentation practices followed by the Group that differ from U.S. GAAP with respect to the income statement are described in the following paragraphs:

•

the unrealized gains or losses on commodity derivatives that do not qualify as hedges (and are not entered into as part of proprietary trading activities) and the ineffective portion of hedges, are shown net as “Mark-to-market on commodity contracts other than trading instruments” in the IFRS income statement. Under U.S. GAAP these unrealized gains and losses are classified within revenues or cost of sales depending on the nature of the underlying transaction. Accordingly, these changes in fair value of commodity derivatives recorded in accordance with IFRS have been reclassified for U.S. GAAP which has resulted in a decrease of Revenues by €243.7 million.

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

•

the subtotal of “Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net” is not presented in accordance with U.S. GAAP and, accordingly, has been excluded from the condensed U.S. GAAP consolidated income statement information.

SUEZ 2005 FORM 20-F/A | F-140

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

SUEZ 2005 FORM 20-F/A | F-141

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

SUEZ 2005 FORM 20-F/A | F-142

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

SUEZ 2005 FORM 20-F/A | F-143

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

SUEZ 2005 FORM 20-F/A | F-144

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

SUEZ 2005 FORM 20-F/A | F-145

Back to contents

NOTE 44

ADDITIONAL U.S. GAAP DISCLOSURE INFORMATION

44.1 Accounting of Minority Interests of Electrabel

The Group acquired an additional 48.54% ownership interest in Electrabel in November 2005 through a cash and share bid (see Note 3). The results of Electrabel’s operations related to this incremental ownership have been included in the consolidated financial statements since that date. Electrabel is a supplier of comprehensive, tailor-made energy solutions.

The aggregate purchase price was €11.1 billion, including common stock valued at €2.4 billion. The value of the 106,265,504 common shares issued was determined based on the average market price of Suez’ common shares over the 2-day period before and after the terms of the acquisition were agreed to and announced.

     The Group is still in the process of determining the fair value of the assets acquired and the liabilities assumed.

     The Group expects to allocate the purchase price to the following significant net assets acquired:

  Intangible assets: Certain contracts to purchase and sell commodities which were scoped out of SFAS133 as they satisfied the conditions for the normal sales and purchase exception and which are of a fixed price nature or with a price formula containing fixed parameters, are currently being reviewed as they may require the recognition (at market value) of an intangible asset or liability that was not previously recognized. In addition, the Group will apportion part of the purchase consideration to the evaluation of its customer portfolio. The valuation will be based on recent market transactions.

  Property, plant and equipment: The Group is currently in the process of estimating the depreciated replacement cost of its power generation assets in Europe as well as performing calculations in order to determine the expected future use of these assets. The allocation, which will finally be recorded, will be based on the depreciated replacement cost unless the expected future use of the assets indicates a lower value for the Group.

  Provisions: The Group will increase its pension obligations to their funded status as of the date of the step- up and will increase its provisions for asset retirement obligations in order to reflect an actual discount rate versus the credit-adjusted risk-free rate that existed when the liability was initially measured.

  Investments in associates: The Group is in the process of fair valuing its stake in its major equity method investments.

The determination of fair value of the net assets acquired is particularly complex. Accordingly, as of December 31, 2005, the purchase price allocation (recorded under U.S. GAAP) has not been finalized and the purchase price has only been allocated to the incremental ownership of assets acquired and liabilities assumed for which the fair value has already been established, such as financial debts and pension liabilities.

In compliance with SFAS 141, the Group will finalize this allocation in 2006.

The unaudited pro forma consolidated revenues, net income and earnings per share for the years ended December 31, 2005 and 2004, would have been as follows had the acquisition of the 48.54% of Electrabel been made at January 1, 2004:

(in millions of €, except share amounts)	2005	2004

Revenues	37,368	34,902
Net income	2,436	1,609
Earnings per share:
Basic	2.29	1.58
Diluted	2.27	1.56

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

SUEZ 2005 FORM 20-F/A | F-146

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

SUEZ 2005 FORM 20-F/A | F-147

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

SUEZ 2005 FORM 20-F/A | F-148

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

Market related value used under SFAS No. 87 is the fair value of plan assets.

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

SUEZ 2005 FORM 20-F/A | F-149

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

SUEZ 2005 FORM 20-F/A | F-150

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

SUEZ 2005 FORM 20-F/A | F-151

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

SUEZ 2005 FORM 20-F/A | F-152

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

SUEZ 2005 FORM 20-F/A | F-153

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

SUEZ 2005 FORM 20-F/A | F-154

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

SUEZ 2005 FORM 20-F/A | F-155

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

SUEZ 2005 FORM 20-F/A | F-156

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

SUEZ 2005 FORM 20-F/A | F-157

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

SUEZ 2005 FORM 20-F/A | F-158

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

SUEZ 2005 FORM 20-F/A | F-159