Form 20-F
period 2006-12-31
SUEZ
filed 2007-06-29
CIK 1158533

As filed with the Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ________________ to ________________

Commission file number: 1-15232

SUEZ
(Exact name of Registrant as specified in its charter)

SUEZ	The Republic of France
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	organization)

16, rue de la Ville l’Evêque, 75008 Paris, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class	registered
Shares of nominal value €2 each represented by American Depositary Shares	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding shares of SUEZ on December 31, 2006 was 1,277,444,403

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☒

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒      Item 18 ☐

If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

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

In this annual report, references to “United States”, “U.S.”, or “USA” are to the United States of America, references to U.S. GAAP are to United States of America Generally Accepted Accounting Principles, references to “US dollars” or “$” are to United States dollars and references to “euro” or “€” are to euros. References to the “Euronext Paris” are to the integrated national dealing system through which trading of all listed French securities occurs. References to kWh are to kilowatt hours, references to MW are to megawatts, references to GWh are to gigawatt hours, references to MWe are to megawatts of electricity, and references to MWth are to megawatts of thermal energy. References to EONIA are to Euro Overnight Index Average and references to EURIBOR are to Euro Inter Bank Offering Rate.

Various amounts and percentages set out in this annual report have been rounded and accordingly may not total.

Exchange Rates

Unless otherwise indicated, US dollar amounts herein have been translated from euro amounts at the rate of €1.00 = $1.3197, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank for customs purposes on December 31, 2006 on its website www.federalreserve.gov. The exchange rate in effect on June 26, 2007 was €1.00 = $1.3468.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

The selected consolidated financial data at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2006, 2005 and 2004 have been derived from our Consolidated Financial Statements included in this annual report. The selected consolidated financial data at year-end 2002 and 2003 and for the years ended December 31, 2002 and 2003 have been derived from our Consolidated Financial Statements that are not included in this annual report. Our Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 were audited by Ernst & Young et Autres and Deloitte & Associés.

Our Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, which differs in certain significant respects from U.S. GAAP. Notes 40 to 42 to our Consolidated Financial Statements describe the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconcile our net income and shareholders’ equity to U.S. GAAP.

	As of and for the year ended December 31,
	2006	2006(1)	2005	2004	2003	2002
	€	$	€	€	€	€
	(in millions, except per share amounts)
Income statement data:
Amounts in accordance with IFRS
Revenues	44,289	58,448	41,489	38,058
Income from operating activities before
mark-to-market on commodity contracts
other than trading instruments,
impairment, restructuring costs and
disposals of assets, net	4,497	5,934	3,902	3,737
Income from operating activities	5,368	7,084	4,522	3,540
Financial loss	(731)	(965)	(725)	(1,079)
Income tax expense	(815)	(1,076)	(585)	(926)
Share in net income of associates	373	492	566	277
Net income/(loss) from discontinued
operations	-	-	-	716
Net Income	4,194	5,535	3,777	2,528
Minority Interests	588	776	1,264	831
Net Income Group share	3,606	4,759	2,513	1,696
Earnings per share	2.86	3.77	2.39	1.70
Diluted earnings per share	2.83	3.73	2.36	1.69
Diluted earnings per share from
continuing operations	2.83	3.73	2.36	0.98

	As of and for the year ended December 31,
	2006	2006(1)	2005	2004	2003	2002
	€	$	€	€	€	€
	(in millions, except per share amounts)
Amounts in accordance with U.S.
GAAP
Total revenue	40,559	53,526	37,368	34,902	35,644	27,387
Income (loss) from operating activities	3,141	4,145	1,715	2,426	765	(76)
Income (loss) from continuing
operations (2)	2,683	3,541	1,758	1,153	(1,565)	(3,250)
Income (loss) from discontinued
operations (2)	-	-	-	-	(712)	81
Cumulative effect of adopting SFAS 143	-	-	-	-	(26)	-
Net income (loss)	2,683	3,541	1,758	1,153	(2,303)	(3,169)
Basic per share information
Income (loss) from continuing
operations (2)	2.13	2.81	1.67	1.16	(1.57)	(3.28)
Cumulative effect of adopting SFAS 143	-	-	-	-	(0.03)	-
Income (loss) from discontinued
operations (2)	-	-	-	-	(0.72)	0.08
Net income (loss) per share	2.13	2.81	1.67	1.16	(2.32)	(3.20)
Diluted per share information
Income (loss) from continuing
operations (2)	2.10	2.77	1.66	1.15	(1.57)	(3.28)
Cumulative effect of adopting SFAS 143	-	-	-	-	(0.03)	-
Income (loss) from discontinued
operations (2)	-	-	-	-	(0.72)	0.08
Net income (loss) per share	2.10	2.77	1.66	1.15	(2.32)	(3.20)

Balance sheet data:

Amounts in accordance with IFRS
Property, plant and equipment - net	21,003	27,718	20,212	19,367
Long-term borrowings	13,001	17,157	16,407	16,252
Short-term borrowings	6,679	8,814	9,080	4,002
Cash and cash equivalents	7,946	10,487	10,374	6,912
Shareholders’ equity (3)	19,504	25,739	16,256	7,774
Minority interests (3)	3,060	4,038	2,567	5,054
Total assets (3)	73,437	96,915	80,443	60,292
Amounts in accordance with U.S.
GAAP
Long and short-term borrowings	17,759	23,436	23,316	19,424	24,998	34,436
Shareholders’ equity	23,684	31,256	21,376	14,993	14,520	18,397
Minority interests	2,288	3,020	2,275	5,224	3,915	936
Total assets	75,383	99,482	82,597	66,818	70,059	72,725
Other data:
Share capital	2,554.9	3,371.7	2,541.5	2,040.9	2,015.3	2,014.8
Number of shares	1,277,444,403	-	1,270,756,255	1,020,465,386	1,007,679,806	1,007,422,403
Dividends per share	1.20	1.58	1.00	0.80	0.71	0.71

(1)	Translated for convenience into US dollars at the noon buying rate for euros in New York on December 31, 2006 as reported by the Federal Reserve Bank on its website www.federalreserve.gov.
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

(3)	The comparative information has been restated retrospectively upon adoption of the amendment to IAS 19, Employee Benefits, in 2006; see Note 1 to the Consolidated Financial Statements.

Exchange Rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in US dollars for euro for 2002, 2003, 2004, 2005, 2006 and 2007 (through June 26), based on rates reported by the Federal Reserve Bank of New York on its website www.federalreserve.gov. No representation is made that euro amounts have been, could have been or could be converted into US dollars at the noon buying rates indicated for any given date.

	At end of	Average
Year ended December 31,	period	rate(1)	High	Low
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2563	1.3327	1.1860
2007 (through June 26, 2007)	1.3468	1.3294	1.3660	1.2904

Monthly
December 31, 2006	1.3197	1.3205	1.3327	1.3073
January 31, 2007	1.2998	1.2993	1.3286	1.2904
February 28, 2007	1.3230	1.3080	1.3246	1.2933
March 31, 2007	1.3374	1.3246	1.3374	1.3094
April 30, 2007	1.3660	1.3513	1.3660	1.3363
May 31, 2007	1.3453	1.3518	1.3616	1.3419
through June 26, 2007	1.3468	1.3412	1.3526	1.3295

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Industrial risks and risks related to the economic, financial, commercial, legal and contractual environment

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

Even effective internal controls over financial reporting have limitations and due to the inherent limitations of such systems, we cannot be assured that all operational and financial reporting risks are controlled.

We are a global multinational with business segments that are geographically dispersed and, in some situations, decentralized. Despite the significant investment and effort we have made in terms of internal controls over financial reporting and despite the fact that we have met all applicable US and French internal control requirements, no system of internal controls will prevent or detect all possible operational risks or misstatements because of the inherent limitations of internal controls, including the possibility of human error, the circumvention or overriding of controls, corruption and fraud. Therefore, even effective internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

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

In western Europe, our business for industrial customers and our energy business for customers which are heavy power users (metallurgy, chemicals) may also be affected if those customers relocate some of their activities to countries with lower salary levels.

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

We operate in increasingly competitive and evolving markets, which has increased pressure on our market share and may have a negative effect on our results of operations and financial condition

Most of our businesses are subject to strong competition both from large international competitors and, in a number of markets, small niche players. Electricity or gas industry deregulation in the European Union and in the United States has opened most markets to new competitors, brought volatility into the market and shortened contract terms. In addition, there is a trend toward the concentration of the major energy companies in Europe. There is also a perceptible increase in competitive pressure in the Group's operations in Latin America and Asia. This competitive pressure could have a significant negative effect on our sales prices, margins and our market share. Our Environment businesses of Water and Waste Services are also subject to strong competitive pressure from both international and local operators, the effect of which may be lower prices for our services to industrial or municipal customers or both, as well as a risk of non-renewal of major contracts as they expire. We are currently observing a trend toward the consolidation of market players in Europe, particularly in Germany, the Benelux countries and the United Kingdom. Such decreases in prices could have a negative effect on our business, results of operations and financial condition.

Currency exchange rate fluctuations may negatively affect our results of operations

We hold significant assets and liabilities, earn income and pay expenses of our subsidiaries in US dollars and a variety of foreign currencies. Our Consolidated Financial Statements are presented in euros. Therefore, when we prepare our Consolidated Financial Statements, we must translate our assets, liabilities, income and expenses in currencies other than the euro into euros at applicable exchange rates. Significant currency fluctuations, in particular in the United States, Brazil and Thailand, may have an adverse effect on our results of operations and financial condition. For example, increases and decreases in the value of the euro will affect the value of these items in our Consolidated Financial Statement even if their value has not changed in their original currency. Similarly, many of the commodities and other goods that we purchase as part of our operations are indexed in currencies other than the euro, particularly in US dollars. As a result, decreases in the value of the euro against these other currencies, particularly the US dollar, can effectively increase the price we have to pay for these commodities, even if their prices in the index currency does not change, which could have a negative effect on our results of operations and financial condition.

The Group is subject to legal risks which may have a negative effect on our results of operations and financial condition

The Group faces legal risks in the conduct of all its businesses in all of the markets in which it does business around the world. Among these risks are risks related to partnerships into which Group companies have entered and risks related to contracts signed with customers and suppliers. The Group is also party to significant disputes and arbitrations, as more fully described in “Item 8. Financial Information – Legal and Arbitration Proceedings”. These legal risks could result in liabilities that could have a negative effect on our financial condition.

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

A customer’s refusal or inability to uphold its contractual obligations, particularly regarding rate adjustments, can compromise the economic equilibrium of the contracts and the profitability of investments we or our subsidiaries have made. Although we usually negotiate contractual provisions requiring compensation for non-performance, full compensation is not always recoverable, which can materially adversely affect our gross revenue and net income. We have faced such situations in the past with our water concessions in Argentina for example.

Likewise, in managing our water treatment plants, thermal power plants and waste treatment units, we frequently depend on a limited number of suppliers for water, non-hazardous waste, various types of fuel and equipment. In particular, in the market for turbines and foundry parts for electrical power plants, there are, by nature, a restricted number of suppliers and this market will be particularly limited in the coming years. Any supply interruption or delay, or breach of the technical performance warranty of a piece of equipment even if caused by a supplier’s breach of contract, can materially adversely affect a project’s profitability. This is particularly true in electricity generation, with the arrival of new high-output gas turbines.

We are subject to risks on retirement commitments

Our commitments to employees relating to retirement and various post-employment benefits are subject to assumptions and laws, changes in which could negatively affect our financial condition.

Where these commitments arise from defined benefit plans, provisions are made in the accounts and their financing is partially covered through pension funds and insurance companies. The risks pertaining to these plans relate to both the amount of the commitments and to the evolution of the related asset coverage. The amount of these commitments is calculated on the basis of estimates which depend on certain assumptions, particularly concerning inflation, salary increases, mortality rates, employee turnover, retirement age, and legal benefits. In the future, these assumptions may be subject to adjustments which may increase our actual commitments to pensions, and it may therefore be necessary to increase the amount of related provisions and, in certain cases, pay in additional contributions. More specifically, changes in national legislation may cause mandatory new adjustments, for example regarding discrimination between beneficiaries. This would have a negative effect on our balance sheet, income and financial condition.

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

Revenues from markets outside North America and Europe represent a significant portion of our total revenues and our capital employed and present certain country specific risks

Although our businesses are primarily concentrated in Europe and North America, revenues from markets outside North America and Europe represented approximately 11% of our revenues and 13% of our capital employed in 2006.

Our activities in these countries entail a higher degree of risk than in developed countries. In particular, these risks include volatility in the gross domestic product of these countries, economic and governmental instability, changing regulations, misapplication of regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and currency exchange rates, income and other taxes levied by foreign governments and local authorities, currency exchange control measures, and other unfavorable interventions and restrictions imposed by foreign governments, any of which could have a negative effect on our business and results of operations. Changes in 2006 in the situation of Suez Environment in Argentina which led to the termination of the Aguas de Santa Fe and Aguas Argentinas concessions are described in Item 4 and Item 8.A. Moreover, the Group's energy activity in Thailand suffered from the upheavals caused by the quasi-coup d'etat in September 2006, which had an impact on Glow Energy as described in Item 4.

Our financial condition may be negatively affected by changes in interest rates

As of December 31, 2006, about 57% of our gross debt was under a variable rate and 43% was under a fixed rate, after taking into account derivative instruments used to hedge underlying exposures to change in interest rates. We may have exposure to interest-rate variations in the future as any rise in interest rates increases the cost of our variable-rate debt.

We are subject to financial risks which could have a material adverse effect on our financial condition.

We hold a number of stakes in publicly traded companies. The market value of these holdings can fluctuate due to a variety of factors, including stock market trends, change in the valuation of the sectors in which these companies operate and the economic and financial condition of each individual company, among others. A decline in the value of the companies in which we own a stake in could have a negative effect on our results of operations and financial condition.

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

Fluctuations in the demand for our products and services may negatively affect our sales revenues and our financial condition

In all countries where we operate, sales volumes and prices of our products and services may be impacted by a number of factors outside our control, including but not limited to:

-	the level of consumer demand;
-	weather conditions;
-	governmental regulations; or
-	overall economic conditions.

Fluctuations in those parameters could impact the demand for our products and services and may negatively affect our sales revenues and our financial condition.

The issue of special warrants (BSAs) to our shareholders could have anti-takeover effects or negatively affect the likelihood of success of any unsolicited tender offer for our Shares that does not have the approval of our Board of Directors

At our Annual General Meeting of Shareholders held on May 4, 2007, a resolution was passed, authorizing the Board of Directors to issue special warrants called bons de souscription d’actions, or BSAs, to all our shareholders. Our Board of Directors was given the authority, in the case of an unsolicited tender offer by a third party and under the circumstances described below, to issue BSAs without consideration to all of our shareholders and under terms and conditions which would allow the latter to subscribe new Suez shares at preferential conditions.

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

Our Board of Directors would be entitled to issue the BSAs during an unsolicited tender offer period, without further shareholder action, in the event (i) the bidder or any co-bidders acting in concert with it within the meaning of the French Code de commerce (were any of them be itself the subject of a tender offer) was entitled to frustrate a bid without having to get specific shareholder approval during the offer period, or (ii) the entities described in (i) above are controlled respectively, within the meaning of the French Code de Commerce, by entities, at least one of which would be entitled to frustrate a bid without implementing measures described in (i) above.

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

Our activities are likely to be covered by stricter national and international standards relating to climate change and related costs may negatively affect our results of operations and financial condition

Particularly in electrical power generation and waste treatment and waste recycling, we are engaged in activities that come under national, international and European Union climate change programs established pursuant to the Kyoto Protocols. In particular, on January 1, 2005, the EU Emissions Trading Scheme, or EU ETS, came into effect, setting carbon dioxide emission reduction targets for 2005 to 2007. The EU ETS directive covers about one hundred and thirty of our facilities.

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

Besides the abandonment of nuclear activities in Belgium, other political decisions or difficulties encountered in obtaining new permits (for example for biomass in the Netherlands and for the offshore wind farm in Belgium) may have a negative effect on our activities and on the improvement of our environmental performance. If the provisions of the Belgian law on the gradual exit from the use of nuclear energy to produce electricity adopted in January 2003 are actually implemented, our revenues could decrease in proportion to the length of the discounted technical life of the facilities from the date of the first effective closing (2015).

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

Major transactions in 2004 included our sale of 29.2% of the share capital of Métropole TV in January 2004 in a market transaction combined with a sale to institutional investors; our sale of Noos to UPC Broadband France, the holding company of United Global Com (UGC) France group, and our taking of a 19.9% in UGC, in March 2004; and our sale of Nalco to a consortium of The Blackstone Group, Apollo Management L.P. and Goldman Sachs Capital Partners in September 2003.

In 2005, we pursued steps to integrate our various businesses, notably following our successful combined cash and share public tender offer for the 49.9% of Electrabel which we did not already own. Electrabel purchased 40% of the share capital of Société Hydroélectrique du Midi, or SHEM, in January 2005, from SNCF. At the end of 2006, Electrabel purchased a 59.6% share of SHEM from the SNCF group in addition to the 40% it already owned.

The year 2006 was marked by the preparation of the merger between SUEZ and Gaz de France which was approved, in principle, by the SUEZ Board of Directors on February 25, 2006, and by the Gaz de France Board of Directors on February 26, 2006.

This project is a natural extension of existing cooperation between the two groups who have been in discussions since the end of 2005.

Efforts leading to the completion of the SUEZ and Gaz de France merger, an event that will further strengthen the Group’s strong industrial outlook, will continue in 2007.

SUEZ will also continue the steps already initiated to simplify and optimize the Group’s structure. In this regard, on March 8, 2007, SUEZ announced its intention to make a public bid for the 1.38% of Electrabel’s shares that it does not already own, representing an investment of approximately 445 million euros. On March 19, 2007, the Electrabel Board of Directors unanimously approved this squeeze-out bid. SUEZ has received on June 19, 2007 the approval by the Banking, Finance and Insurance Commission (CBFA) of the prospectus of the minority buy-out offer by Suez for Electrabel.

In addition, SUEZ’s Board of Directors announced that it plans for SUEZ to sell its equity stake in Suez-Tractebel to Electrabel. This proposal will be submitted to the Boards of Directors of Electrabel and SUEZ at a later date. The principal operating entities of Suez Tractebel are Suez Energy International, the consulting firm Tractebel Engineering, and the equity stakes in Distrigas (57.24%) and Fluxys (57.25%) .

In 2007, investment outlays are estimated at €3.4 billion in the energy business and €1.1 billion in the environment business. In addition to maintenance investments, the major energy investments underway are in Europe, the US and South America. In the environment sector, the major investments underway are in Europe and the United States.

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

B. Business overview

VISION AND STRATEGY

SUEZ provides services that respond to the basic needs of its diverse customer base.

SUEZ responds to the needs of local municipalities, consumers and businesses that are facing new demands due to population growth, urbanization, improved standards of living, and environmental protection. The Group’s subsidiaries respond to this challenge every day at the local level, with partnerships based on performance, innovation, and the exchange of ideas. Their technical and managerial expertise enables them to control energy consumption, limit the release of greenhouse gases, preserve natural resources, and give access to sanitation services, while providing strict control of risks that could affect the health and safety of local populations.

SUEZ has a special talent for conceiving, designing, implementing, and managing systems and networks in each of its businesses that best meet the needs of its customers: businesses, local governments, and individuals. SUEZ strives to bring them the innovative and customized solutions they expect.

As a result, the Group’s growth depends on a diversified offering of services that is based on the Group’s wide-ranging expertise, its long experience and many satisfied customers, a financial and geographic flexibility that provides dependable cash flows, and lastly on its international network.

In both its energy and environment sectors of activity, SUEZ holds first tier market positions:

•
in the Energy sector, SUEZ is a major participant, with a reputation for expertise in various segments of the value chain, from electricity generation to energy trading and support activities, transport and marketing of electricity and natural gas, management of transport and distribution networks, services including construction and operation on the sites of cogeneration units, technical management of facilities owned by customers, optimization of systems, and engineering activities;

•
in the Environment sector, SUEZ is a major participant in water related services. It designs and manages the production and distribution of systems for drinking water and the treatment of wastewater, performs engineering activities, and supplies industrial companies with a wide range of services. SUEZ is also a world-class player in waste management for municipal customers and businesses. Its capabilities cover the entire value chain: collection, sorting and recycling, incineration, landfill – and the majority of categories of waste, both hazardous and non-hazardous.

SUEZ believes that its diversified customer base constitutes the basis for ongoing business with a potential for organic growth greater than that of the GDP.

We provide services to two main customer segments:

a) Municipal and individual customers

Changes in public policies, national regulations, and increasing urbanization are determining factors for the market potential for the Group over the long term.

Demands from the private sector are growing as markets deregulate, public authorities become aware of the limitations of their resources and specialized knowledge, and environmental regulations regarding water and waste services become stronger. These demands on the private sector may take the form of privatizations, concessions, or operating and maintenance contracts. The same situation holds true for many communities and international institutions that are striving for greater efficiency, in the form of prices more in tune with economic realities, a superior level of service, and an increase in the population served.

SUEZ believes that these markets have tremendous potential for long-term development.

In the Energy sector, ongoing deregulation in Europe will make all residential customers eligible starting July 1, 2007, which will provide opportunities for commercial growth. In addition, significant investments in energy infrastructure (for electrical production, electric and gas networks, and LNG terminals) will be necessary in coming years to keep pace with demand and continue with the replacement of the oldest facilities.

With regard to the Environment, delegation of the management of water-related services and the collection and treatment of waste to the private sector remains generally confined to Europe and the United States. European environmental standards, which are among the world’s most advanced and rigorous, continue to generate a growing demand for comprehensive, sophisticated, and dependable services. On the international front, the long-term requirements are enormous, but the guiding principles for public/private partnerships have not yet been worked out.

As indicated in the Camdessus report1, the private sector can play a role in the resolution of this international problem only if solutions are found that avoid excessive risk-taking to the detriment of operators and ensure that public authorities are in a position to honor their contractual commitments, especially those relating to charges.

b) Business customers

Customers in the industrial and service sectors often seek customized solutions which we are well equipped to offer in our areas of specialization.

We offer all of the following:

•	basic products and services, including electricity, gas, water and waste management;

•
a wide range of specialized services, which include the treatment of hazardous industrial waste, the design and supply of water treatment facilities, electrical and mechanical facilities, and air conditioning expertise; and

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

We believe that the market for providing services to businesses will continue to grow in the coming years; the rate of this growth will be correlated with the soundness of national economies. The development of activities that businesses delegate to their service providers shows several marked trends:

•	the increasing trend from simple maintenance services to more complex services, such as facilities management and complete waste management;

•	the necessity for the service provider to commit itself to the achieving the desired result and not just taking due care;

•	the sharing, and even the transfer, of all or part of the industrial risk (outsourcing); and

•	opportunities related to the continued opening of new energy markets.

We offer both multi-site, due to our international presence, and single-service or multi-service depending on the customer’s requirements. In this case, they may, for example, include the supply of ultra-purified water by Ondeo, electricity, gas and heat by SUEZ Energy Europe and SUEZ Energy International, waste incineration and treatment by SITA, the provision of industrial services by Fabricom, facilities management, or on-site management of energy production by Elyo.

1Report of the international work group on financing global water infrastructures, March 2003.

Group Organization

We are organized in four operational branches in our two lines of business, Energy and Environment.

•	the SUEZ Energy Europe (SEE) division includes all gas and electricity activities in Europe;

•	the SUEZ Energy International (SEI) division is in charge of SUEZ gas and electricity activities outside Europe;

•	the SUEZ Energy Services (SES) division handles all SUEZ multitechnical services activities;

•	the SUEZ Environment division incorporates all Group activities in Water and Waste Management.

Please also refer to Note 39 to our Consolidated Financial Statements which shows a list of the main consolidated companies included in each operational division.

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

In 2005, we continued this integration, and successfully launched a combined public offering in cash and shares for Electrabel on August 9, 2005. As a result of this offer and the subsequent purchase of 59.6%, SUEZ owns 98.62% of Electrabel’s share capital.

In 2006, SUEZ continued to deploy its profitable development strategy throughout all its activities. Revenues were €44.3 billion in 2006 and can be broken down by geographical area as follows:

Revenue breakdown by geographical area

					% change
Breakdown of revenues	2006		2005		(reported basis)
	(in € millions, except percentages)
SUEZ Energy Europe	15,971	36%	14,193	34%	12.5%
SUEZ Energy International	6,242	14%	5,879	14%	6.2%
SUEZ Energy Services	10,637	24%	10,329	25%	3.0%
SUEZ Environment	11,439	26%	11,089	27%	3.2%
Group Total	44,289	100%	41,490	100%	6.7%

•
SUEZ Energy Europe continued its European commercial deployment, with a 12.5% increase in its revenues on a reported basis. This growth reflects both growth in volume and an increase of electricity market prices, which are also strongly influenced by the trend of fossil-fuel prices. Although the volume of electricity sales decreased in Belgium (-2.4%), they rose in the Netherlands, due primarily to the acquisition of Rendo and Cogas, and, more generally, on non-Benelux markets due to successful commercial initiatives. In addition, Electrabel continued to expand its production capacity mainly through the commissioning of the 758-megawatt combined cycle gas turbine power plant in Castelnou in Spain.

•
SUEZ Energy International also recorded dynamic, across-the board growth in all its business areas, with revenues increasing by 6.2% on a reported basis. In North America, growth was mainly driven by the commercial achievements of industrial and commercial clients and the significant improvement of the price environment for “merchant” power plants in Texas. In the Asia/Middle East region, the good performance of electricity prices, which was driven by high gas prices, fueled the significant rise in sales in Thailand and Turkey. Sales surged as well in South America, particularly in Brazil. The increase was mainly driven by the replacement of the last batch of initial contracts with new bilateral contracts with distributors and industrial clients.

•
SUEZ Energy Services also recorded 3.0% growth in its revenues on a reported basis. Growth was particularly strong in the installation and maintenance activities in France. Services in France recorded 9.0% growth due to commercial developments and additional work. In the rest of Europe, SUEZ Energy Services recorded across-the-board growth for its business activities, in particular, heating, ventilation, and air-conditioning.

•
SUEZ Environment also performed extremely well, with growth of 3.2% for its revenues. Growth was particularly strong in Water Europe activities with the remarkable results of Agbar, especially in its water and sanitation activities, and Lyonnaise des Eaux France, due to the signature of new sanitation and works services agreements. Waste Europe recorded growth in France due to the increase in processed volumes (incineration, sorting, landfilling). Waste Management in Germany and Central Europe also recorded a sharp increase following the commissioning of new waste treatment plants in the second half of 2005. In the United Kingdom, growth can be explained for the most part by a favorable price environment on a market where the Group’s successful expansion is based on Private Finance Initiative (PFI) contracts. Degrémont’s performance was leveraged by the large international contracts won by the Group (Perth, Australia; Halifax, Canada; contracts in Algeria and Mexico). Degrémont also won new contracts in 2006 and affirmed its leadership in the Re-Use fields (Lusail, Qatar; Doha) and desalination (Barcelona; Barka, Oman). International recorded significant growth, which stemmed primarily from a greater number of water and sanitation contracts in China, increasing prices and volumes in Morocco, contracts going into effect in Algiers, and the development of industrial and commercial waste collection activities in Australia.

2006 was also marked by the preparation of the merger between SUEZ and Gaz de France which was approved, in principle, by the SUEZ Board of Directors on February 25, 2006, and by the Gaz de France Board of Directors on February 26, 2006.

This project is a natural extension of existing cooperation between the two groups who have been in discussions since the end of 2005.

The projected transaction is taking place during a climate of radical, fast-paced changes to the energy sector in Europe. It highly corresponds to the strategic ambitions of the two groups and allows them to develop at an even faster pace. The projected merger is unrivalled in terms of complementary expertise, skilled human resources, and assets and will make the new group a global leader in energy and the environment.

Numerous major internal works were carried out between the SUEZ and Gaz de France teams in 2006 on various construction sites that dealt with the merger process and the future integration of the two groups. These projects helped to hone the assessment of the expected synergies arising from the merger, which were announced on May 4, 2006. They also helped to define the industrial organization of the future group, which was introduced to the market on October 30, 2006.

Furthermore, in 2006, several significant obstacles to the merger were overcome.

At the EU level, Gaz de France and SUEZ jointly notified the European Commission of the transaction on May 10, 2006. At the end of a so-called “Phase II” survey, the European Commission declared on November 14, 2006, that the transaction was compatible with the common market and authorized its completion.

In this context, if the merger is completed, SUEZ and Gaz de France made the following promises to the European Commission:

•	sale of the 25.5% ownership interest held by Gaz de France in SPE;

•
sale of the ownership interest held by SUEZ in its subsidiary Distrigas. Subject to the agreement of producers, however, Distrigas supply contracts for a volume of 20 TWh may be transferred to the group which will result from the merger between SUEZ and Gaz de France. In addition, prior to the disposal of its ownership interest in Distrigas, a supply contract for a volume of 50 TWh will be signed between Distrigas and the new group for the supply of Electrabel. These various arrangements will help to secure gas volumes for supplies to customers and Electrabel power stations;

•
reduction of its ownership interest in Fluxys SA (owner of transmission/storage installations in Belgium and, via its subsidiary Fluxys LNG, the LNG terminal in Zeebrugge) to 45% and loss of control of this company. Management autonomy will also be reinforced by additional governance measures. At the same time, the new group will have a 60% ownership share in the Zeebrugge terminal, one of the largest terminals in Europe, through the creation of a company called Fluxys International, which will own the LNG terminal and manage the hub and other assets outside Belgium.

In addition, if the merger is completed, SUEZ and Gaz de France have made the following promises to the European Commission concerning infrastructures and heating networks:

•
measures to facilitate access to the Zeebrugge hub; promise to launch open season market surveys by the end of 2007 for the second extension of the Zeebrugge LNG terminal and increase North-South transit capacity through Belgium; new storage capacities; improvement of transparency rules on the Belgian market;

•
transfer of Distrigas & Co. (which sells transit capacities on the Troll and RtR lines) to Fluxys, in accordance with the agreement signed with Publigas; application in Belgium of the code of conduct to new transit agreements;

•	transfer of the Gaz de France ownership interests (25%) in Segeo (which owns a gas pipeline in Belgium that runs from the Netherlands to France) to Fluxys;

•
significant increase of storage capacities in France by Gaz de France to accommodate upcoming market increases and significant growth in the unloading and regasification capacities of the Montoir terminal in Brittany, whose current capacity of 8 billion m3 will be increased to 12 billion m3 in the medium term, then to 16 billion m3;

•
spinning-off of management activities for the methane terminals in France, according to the model adopted in 2005 for the transmission network (GRTgaz) and, in the near future, the distribution network (GRD) in expectation of the complete opening of the market in 2007. Furthermore, Gaz de France has already spun off the Fos Cavaou terminal;

•	improvement of corrective mechanisms with regard to delivery on the GRTgaz transmission network and measures to strengthen storage transparency in France;

•
disposal of the Cofathec Services heating networks and disposal of Cofathec Coriance (a subsidiary that handles the management of public service delegation contracts for heating networks for local governments), excluding its activities in cold networks.

On March 9, 2006, the Belgian government gave its approval to the planned merger between SUEZ and Gaz de France and restated its commitment to improving the operation of the Belgian electricity generation market. As part of this commitment, it expressed a desire that additional measures be added to the agreement that was signed with the group in the fall of 2005 (the so-called “Pax Electrica” agreement). In that agreement, the Group made the following promises in anticipation of the merger between SUEZ and Gaz de France:

•
the Group agreed to sign with SPE an agreement increasing its share by up to 250 MW in the existing nuclear facilities of Doel 3 and 4 and Tihange 2 and 3 that are jointly owned by Electrabel and the SPE. It also agreed to sign long-term sales agreements with SPE for 285 MW that may be converted into joint ownership at maturity. These agreements will take place at generally competitive and stable economic terms. Additionally, there will be an exchange of the 100 MW held by the SPE in the Chooz B power plant for 100 MW in Doel 3 and 4 and Tihange 2 and 3, for a resulting increase of the Group’s nuclear power in France to 1,200 MW;

•
in accordance with the Group’s promises and in the context of the government’s objectives, the Group will continue to examine the possibilities of asset exchanges with other market participants based on negotiated and stable terms during the first half of 2007. This position is part of the Group’s strategy and will help to boost its development in Europe, without challenging its overall production capacity and long-term profitability;

•
in the wake of what has been observed on other European markets, during the period for implementing the aforementioned measures, the Group planned not to increase electricity rates for its residential customers, except in the event of exceptional circumstances. The Group will contribute to ensuring secure supply sources for the country through an investment plan and will continue its efforts to offer competitive prices. In addition, it will develop long-term contract proposals for large industrial consumers;

•
following the government’s intervention in the recent developments in household energy expenses, the Group confirmed its previous agreement in principle to support a single contribution of €100 million;

•
the government confirms the importance of maintaining a sustainable relationship with the sector via adequate cooperation mechanisms that will thus guarantee the overall stability of the regulatory framework applicable to the sector;

•
measures will be prepared to strengthen the Belgian government’s control over the availability of nuclear provisions that will favor their allocation to investments in Belgium and not challenge the existing rules regarding the rights and duties of nuclear operators. A legal structure in which the Belgian State and Synatom act as partners will be developed to take over the current tasks of the Monitoring Committee.

On November 8, 2006, the French Parliament passed a law to allow the privatization of Gaz de France, which constituted an essential prerequisite to the merger due to the mechanical dilution of the French Government’s ownership share.

This law was submitted to the Constitutional Council on November 13, 2006, due primarily to the fact that, since Gaz de France combined the attributes of a de facto monopoly and a national public utility, its privatization did not comply with the French constitution. In its decision of November 30, 2006, the Council upheld the constitutionality of the privatization of Gaz de France but added an interpretative proviso to its approval that postponed the possibility of an actual transfer of Gaz de France to the private sector to July 1, 2007. Pursuant to the decision, it is only on this date that Gaz de France will no longer be the exclusive supplier of natural gas to individual clients and therefore lose its status as a national public utility due to the complete liberalization of the energy markets.

This deviation from the original calendar does not mean that the two companies do not wish to successfully complete their merger, which will respect the interests of all participants, as quickly as possible. On December 8 and December 20, 2006, respectively, the SUEZ and Gaz de France Boards of Directors reaffirmed that the proposed merger was still most relevant to the future of the two groups.

Breakdown of revenues – 2005/2004 comparison:

Breakdown of revenues	2005		2004		% change (reported basis)
	(in € millions, except percentages)
Suez Energy Europe	14,193	34%	12,896	34%	10.1%
Suez Energy International	5,879	14%	4,892	13%	20.2%
Suez Energy Services	10,329	25%	9,733	25%	6.1%
Suez Environment	11,089	27%	10,537	28%	5.2%
Group total	41,489	100%	38,058	100%	9.0%

In 2005, the business of SUEZ Energy International had been bolstered by very buoyant sales activities and enjoyed extremely sharp growth of 20.2% . Growth in electricity sales volumes was particularly strong in North America, boosted by the success of direct sales to industrial and commercial customers and new power stations coming on stream. Sales in South America and in Middle East and Asia also enjoyed sharp growth. In Europe, growth in SUEZ Energy Europe revenues amounted to 10.1% with, for Electrabel, an increase in wholesale sales of electricity and gas and the continued development of commercial activities in France, Germany and Italy. The activities of SUEZ Energy Services produced growth of 6.1%, boosted by commercial development in France, the Netherlands and Italy, which more than offset a contraction in engineering activities attributable to the completion of several turnkey projects. In conclusion, the 5.2% growth of SUEZ Environment was a significant rise when compared to 2004. The activities of Eau Europe, or Europe Water, showed growth of 9.2%, coming principally from Agbar in Spain and the strong growth in sanitation activities and service provision in France. The activities of Propreté Europe, or Europe Waste Services, resulted in growth of 1.4% in 2005, driven by growth in France and the United Kingdom, particularly owing to the commissioning of new incinerators and an improved economic environment. Suez Environment’s international activities experienced growth of 3.8%, resulting primarily from price increases in Chile and growth in Lydec’s sales in Morocco, as well as continued growth in Brazil, Australia and China. Finally, Degrémont benefited from new contracts in South America and Australia, which brought its growth to 14.3% in 2005.

2007 strategic priorities

The Group has excellent industrial prospects.

SUEZ’s competitive position in its business segments, its experience, and its technological leadership are strong drivers for future growth in changing markets (particularly with concentration among major operators, regulation mechanisms in energy markets, and new water treatment technologies).

Against this background, SUEZ will pursue the efforts already underway to improve operating profitability and cash flow generation in all its businesses and increase its investment in industrial growth. Excluding major acquisitions, investments will rise to 15 billion euros over the 2007-2009 period, compared to 10.2 billion euros in the 2004-2006 period, excluding OPM Electrabel. Investments will be carried out while maintaining the Group’s financial disciplines (maintaining its A rating in the medium term and observing its investment criteria).

In particular, the Group’s objective is to raise its worldwide electrical production capacity to 75,000 MW by 2012, and more specifically to increase its nuclear production capacity by building new plants in Europe based on the expectations of national authorities. For the 2015-2020 period, the objective is to own and operate new third generation nuclear plants. SUEZ will also pursue development in gas and liquefied natural gas (LNG), capitalizing on its currently strong positions. In environment, the Group aims for dynamic growth with internally financed and profitable revenue growth between 6% and 10% per annum for the 2007-2009 period. Finally, SUEZ intends to seize the opportunities for growth provided in the field of energy services, while positioning SUEZ Energy Services among the most profitable players in this sector.

With these priorities in mind, the principal development strategies for the various branches are as follows:

a) Suez Energy Europe (SEE)

•
SUEZ targets dynamic growth in Europe while maintaining its market share in Benelux. This commercial growth will be based on pursuing expansion of its production capacity that is balanced over the long term (including nuclear, gas, coal, and renewable energy), with particular emphasis on generating power at competitive prices with minimal CO2 emission. With this goal, SUEZ intends to make good use of the Group’s expertise in nuclear and gas fueled production.

b) Suez Energy International (SEI)

•
Outside of Europe, SUEZ intends to develop its activities, maintaining a balance in terms of geography (Brazil, Middle East, Thailand, and the United States), energy type (gas-LNG and electricity), and contract types (“merchant”, direct contracts and public-private partnerships).

c) Suez Energy Services (SES)

•
SUEZ intends to reinforce its European leadership position in multi-technical services by pursuing growth in domestic markets (France, Benelux) together with dynamic growth in neighboring countries, seizing opportunities offered by high-growth sectors (particularly in energy efficiency, health care, transport and mobility, outsourcing and nuclear) and commercial and technical synergies with the other SUEZ business lines.

This growth will occur in accordance with SUEZ’s goal to attain top levels of profitability in the sector.

d) SUEZ Environment (SE)

•	In environment, SUEZ targets dynamic, profitable growth, internally financing revenue growth between 6% and 10% for the 2007-2009 period.

The Group’s ambition is to position itself as an integrated operator throughout the entire value chain in major European markets and to be recognized as the key player in complex water and waste management systems and technologies.

In addition, efforts leading to the completion of the SUEZ and Gaz de France merger, an event that will further strengthen the Group’s strong industrial outlook, will continue in 2007.

SUEZ will also continue the steps already initiated to simplify and optimize the Group’s structures. In this connection, on March 8, 2007, SUEZ announced its intention to make a public bid for the 1.38% of Electrabel’s shares that it does not already own, representing an investment of approximately 445 million euros.

On March 19, 2007 the Electrabel Board of Directors gave an unanimously positive advice on SUEZ’ squeeze-out bid.

In addition, SUEZ’s Board of Directors announced that it plans for SUEZ to sell its equity stake in Suez-Tractebel to Electrabel. This proposal will be submitted to the Boards of Directors of Electrabel and SUEZ at a later date. The principal operating entities of Suez-Tractebel are Suez Energy International, the consulting firm Tractebel Engineering, and the equity stakes in Distrigas (57.24%) and Fluxys (57.25%) .

C. Organizational Structure

The following is a simplified list of our major subsidiaries and our percentage of ownership interest as of December 31, 2006. It includes significant operational entities and the head companies of operational sub-groups consisting of subsidiaries that are not significant individually.

		% interest
Name	Headquarters address	Dec. 2006	Dec. 2005
SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Régent, 8
	– 1000 Brussels – Belgium	98.6	98.6
ELIA/ELIA SYSTEM OPERATOR – ESO	Boulevard de l’Empereur, 20
	– 1000 Brussels – Belgium	27.1	27.1
ELECTRABEL France	Le César, 20 Place Louis Pradel,
	69001 Lyon, France	98.6	98.6
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Régent, 8	60.0	60.0
	– 1000 Brussels – Belgium
ENERGY EUROPE INVEST	Place du Trône 1	98.6	100.0
	– 1000 Brussels – Belgium
ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56
	– 9820 Merelbeke – Belgium
DUNAMENTI	Erömü ut 2 – 2442	73.8	73.8
	Szazhalombatta – Hungary
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, 8025 AZ Zwolle,	98.6	98.6
	Netherlands
ELECTRABEL DEUTSCHLAND AG	Friedrichstaße 200,	98.6	98.6
	10117 Berlin, Germany
ENERGIE SAARLORLUX GmbH	Richard Wagner Strasse 14 – 16,	50.3	50.3
	66111 Saarbrücken – Germany
ELECTRABEL NEDERLAND	Dr. Stolteweg 92, 8025 AZ Zwolle,
SALES BV	Netherlands	98.6	98.6
POLANIEC	Zawada 26 -	98.6	98.6
	28-230 Polaniec - Poland
ROSIGNANO ENERGIA SPA	Via Piave N° 6 -	98.1	98.1
	Rosignano Maritimo - Italy
ACEA Electrabel group(a)(b)	Piazzale Ostiense, 2 -	40.0	40.0
	00100 Rome - Italy
CASTELNOU	General Castanõs 4 – 3a planta,
	28004 Madrid, Spain	98.6	98.6
TIRRENO POWER SPA	47, Via Barberini -
	00187 Rome - Italy	34.5	34.5
COMPAGNIE NATIONALE DU RHONE	2, rue André-Bonin
(CNR)(c)	69004 Lyon – France	49.3	49.3
SYNATOM	Avenue Ariane 7 -	98.6	98.6
	1200 Brussels - Belgium

		% interest
Name	Headquarters address	Dec. 2006	Dec. 2005
SHEM(d)	28, Boulevard Raspail -	98.2	78.9
	75007 Paris - France
DISTRIGAS	Rue de l’Industrie, 10	57.2	57.2
	– 1000 Brussels – Belgium
DISTRIGAS & Co	Rue de l’Industrie, 10	57.2	57.2
	– 1000 Brussels – Belgium
FLUXYS	Avenue des Arts, 31	57.2	57.2
	– 1040 Brussels – Belgium
FLUXYS LNG	Rue Guimard 4, 1040 Brussels, Belgium	60.2	60.2
SUEZ ENERGY INTERNATIONAL (SEI)
TRACTEBEL ENERGIA	Rua Antonio Dib Mussi,
(formerly GERASUL)	366 Centro – 88015-110	68.7	68.7
	Florianopolis – Santa Catarina – Brazil
COMPANHIA ENERGETICA	Rua Antonio Dib Mussi, 366
MERIDIONAL	Centro – Florianopolis –	68.7	68.7
	Santa Catarina – Brazil
ENERSUR	Av. República de Panamá
	3490, San Isidro, Lima 27, Peru	61.7	61.7
GLOW (THAILAND)	195 Empire Tower – 38th Floorpark
	Wing – South Sathorn Road
	– Yannawa – Sathorn – Bangkok	69.1	69.1
SUEZ LNG FINANCE SA	10120 – Thailand
	1st Floor, Chamber of Commerce
	Building Columbus Circle, Westmoorings	100.0	100.0
	Trinidad W.I. - Trinidad & Tobago
SUEZ ENERGY RESOURCES	1990 Post Oak Boulevard,
NORTH AMERICA	Suite 1900	100.0	100.0
	Houston, TX 77056-4499, USA
SUEZ ENERGY MARKETING	1990 Post Oak Boulevard,
NORTH AMERICA	Suite 1900	100.0	100.0
	Houston, TX 77056-4499, USA
SUEZ ENERGY GENERATION	1990 Post Oak Boulevard,
NORTH AMERICA	Suite 1900	100.0	100.0
	Houston, TX 77056-4499, USA
SUEZ LNG AMERICA	One Liberty Square – Boston
	– MA 02109 – USA	100.0	100.0
HANJIN CITY GAS	711 Sang-Gye-6-Dong		75.0
	139-206 Seoul – Korea
COLBUN	Av. Apoquindo 4775,
	Piso 11, 12 & 13,		19.0
	Las Condes - Santiago – Chile
	Ankara Dogal Gaz Santrali
BAYMINA	– Ankara Eskisehir Yolu 40.Km	95.0	95.0
	– Malioy Mevkii –
	06900 Polatki/Ankara – Turkey
TBL ENERGIA DE MONTERREY	Carretera a Villa de Garcia km.9,	100.0	100.0
	C.P. 66000 Garcia Nuevo Leon - Mexico

		% interest
Name	Headquarters address	Dec. 2006	Dec. 2005
SUEZ ENERGY SERVICES (SES)
ELYO	1, place des degrés 92059 Paris	100.0	100.0
	La Défense Cedex – France
AXIMA AG	12, Zürcherstrasse– 84001 Winterthur – Switzerland	100.0	100.0
CPCU	185, rue de Bercy	64.4	64.4
	75012 Paris – France
FABRICOM SA	254 Rue de Gatti de Gamond	100.0	100.0
	– 1180 Brussels – Belgium
ENDEL	1, place des degrés 92059 Paris	100.0	100.0
	La Défense Cedex – France
FABRICOM GTI SA	Rue de Gatti de Gamond 254 –	100.0	100.0
	1180 Brussels – Belgium
GTI GROUP	Hogeweg 35A – 5301 LJ	100.0	100.0
	Zaltbommel – The Netherlands
INEO	1, place des degrés 92059 Paris	100.0	100.0
	La Défense Cedex – France
ENVIRONMENT
SUEZ ENVIRONMENT	1, rue d’Astorg	100.0	100.0
	75008 Paris – France
LYONNAISE DES EAUX France	1, rue d’Astorg	100.0	100.0
	75008 Paris – France
DEGREMONT	183, avenue du 18 juin 1940	100.0	100.0
	92500 Rueil-Malmaison – France
AGBAR	Torre Agbar, Avenida Diagonal, 211, 08018 Barcelona -	25.9	25.5
	Spain
SITA HOLDINGS UK LTD	Grenfell Road, Maidenhead,	100.0	100.0
	Berkshire SL6 1ES, United Kingdom
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999	100.0	100.0
	Köln – Germany
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6,	100.0	100.0
	Postbus 7009, NL – 6801 HA Arnhem, Netherlands
SITA France	123, rue des 3 Fontanot	100.0	100.0
	92000 Nanterre – France
SITA SVERIGE AB	Kungsgardsleden – 26271 Angelholm – Sweden	75.0	75.0
AGUAS ANDINAS(e)	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago		7.4
	– Chile
AGUAS ARGENTINAS	Reconquista 823,		46.3
	1003 Buenos Aires – Argentina
LYDEC	20, boulevard Rachidi,	51.0	51.0
	Casablanca – Morocco
UNITED WATER RESOURCES	200 Old Hook Road,	100.0	100.0
	Harrington Park New Jersey – USA

		% interest
Name	Headquarters address	Dec. 2006	Dec. 2005
OTHER
SUEZ SA	16, rue de la Ville l’Evêque	100.0	100.0
	– 75008 Paris – France
SUEZ-TRACTEBEL	Place du Trône, 1	100.0	100.0
	– 1000 Brussels – Belgium
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque	100.0	100.0
	– 75383 Paris Cedex 08 – France
SUEZ FINANCE SA	16, rue de la Ville l’Evêque –	100.0	100.0
	75383 Paris Cedex 08 – France
GENFINA	Place du Trône,1	100.0	100.0
	– 1000 Brussels – Belgium
SI FINANCES	68, rue du Faubourg Saint-Honoré	100.0	100.0
	– 75008 Paris – France

(a)	Ownership interest in the ACEA/ELECTRABEL holding company.
(b)	ALP Energia Italia was included in the accounts of ACEA Electrabel group in 2006.
(c)	See Note 17.
(d)	In 2006, the option on 19.6% of SHEM’s capital was exercized before maturity.
(e)	Aguas Andinas is consolidated within the Agbar group from 2006.

ENERGY

Organization and key figures

The following table presents comparable revenue and employee figures for the Energy businesses for the last three fiscal years.

	December 31, 2006	December 31, 2005	December 31, 2004
	(in € millions, except employee data)
Revenues	32,850	30,401	27,521
Number of employees	81,707	84,902	87,300

Our competences in the energy sector encompass the whole value chain, apart from gas exploration and production. Such diversity enables Electrabel, Distrigas, Fluxys, SUEZ Energy International, and SUEZ Energy Services to develop tailor-made solutions corresponding to the many requirements of companies and local communities.

Production Capacity

We own and are developing a flexible and efficient production capacity in our key markets: Europe, North America and South America, as well as the Middle East and Asia. Our installed capacity and capacity under construction at December 31, 2006 amounted to 59,099 MW, excluding development. MW always expresses net output unless otherwise specified: gross output less the power plant’s consumption. The installed capacities correspond to 100% of the power from power plants entering into the scope of consolidation by the equity method, proportional consolidation and full consolidation.

Installed capacity and capacity under construction, at December 31, 2006

Natural gas is the fuel most used by production units managed by us with 43% of capacity managed, including contracted capacities, versus 9% for oil and 9% for coal. Hydraulic power represents 22%, nuclear power 12%, and other sources 5%.

Managed capacity breakdown by type of fuel, at December 31, 2006

We believe that this structure guarantees robust competitiveness in terms of return from power plants as well as in terms of environmental impact. In fact, the production capacity includes efficient technologies and fuels that are less polluting than other fossil fuels such as coal. We are continuing our development effort along these lines, but are also participating in research to improve the performance of coal-fired power plants and lessen the environmental impact of this technology.

Projects under construction by region, at December 31, 2006 (in MW)

Projects under construction are projects for which a construction contract is in place and an order has been given to the contractor to commence work. They are distinct from projects under development, which are projects that are identified and under study, but as to which a decision to proceed has not been made. Cumulative capacity from projects under construction amounted to 8,264 MW at December 31, 2006. Taking into account the provisional timetables for the operational launch of units, SUEZ anticipates an increase in its installed capacity of 3,686 MW in 2007, 648 MW in 2008, 3,666 MW in 2009 and 264 MW after 2009.

Gas technologies are used for 92.2% of projects under construction, renewable technologies such as wind for 3.3% and small hydro for 3.0%, and classical thermal solutions for 1.5% .

Energy trading and optimization (portfolio management and trading)

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

On the Belgian market, Elia, APX and Powernext created the Belgian Power Exchange, Belpex, for the purpose of coupling the day-ahead markets in electricity in France, Belgium and the Netherlands.

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

For electricity and gas activities in Europe, the major companies making up SEE are as follows:

•	Electrabel, which was 98.62% -owned as at December 31, 2006 and is a European provider of global and tailor-made energy solutions, including production, trading, sales, and distribution networks.

•
Distrigas and Fluxys, which are the result of the split of the former Distrigas’ trading and transport activities. At December 31, 2006, we held a 57.24% participating interest in Distrigas and a 57.25% participating interest in Fluxys.

Electrabel, Distrigas and Fluxys are listed on Euronext Brussels.

ELECTRABEL – GENERAL ORGANIZATIONAL STRUCTURE

On September 8, 2006, the Group and Publigas (the other stable shareholder in Fluxys and Distrigas) signed a protocol of intent to submit to the Fluxys and Distrigas Boards of Directors the transfer by the latter of its natural gas transit activities to Fluxys. In both respective Boards, this transaction will be subject to the procedure for intra-group transactions (Article 524 of the Belgian Code des Sociétés (Companies’ Code)). Subject to the successful completion of this transaction:

•
Publigas will acquire a 6.25% stake in the capital of Fluxys from SUEZ-TRACTEBEL for a price of €2,830 per share and an amount of €53.80 per share in consideration of the estimated gross dividend for fiscal year 2006, which amounts to €126.64 million. This disposal will reduce SUEZ-TRACTEBEL’s interest in Fluxys capital to 51.00% and raise Publigas’ holding to 37.50% .

•
SUEZ-TRACTEBEL will buy 4.6% of Distrigas capital from Publigas for a price of €3,739 per share and an amount of €178.50 per share in consideration of the estimated gross dividend for fiscal year 2006, which amounts to €126.64 million. This acquisition will raise the SUEZ-TRACTEBEL ownership of Distrigas capital to 61.84% and reduce Publigas’ ownership to 26.65% .

This transaction does not involve any change in the controlling interest of the companies concerned.

The memorandum of agreement of September 8, 2006, is an expression of the Group’s desire to continue in constructive dialogue with the authorities with regard to the gas sector in Belgium. It is an extension of the promises made by the SUEZ Group to the Belgian Government as part of the “Pax Electrica” of 2005 on the occasion of the takeover bid launched by SUEZ on Electrabel.

Altogether, SEE activities represent approximately €15.97 billion of revenues in 2006 for a total workforce of 12,770 people.

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

•
Middle East and Asia, where SUEZ Energy Asia, a wholly-owned subsidiary of SEI based in Bangkok, Thailand manages all of our electricity, gas and sea water desalination activities in Thailand, Laos, Turkey and the Gulf Cooperation Council countries; and

•
LNG, a sector in which SUEZ Global LNG, a wholly-owned subsidiary of SEI based in London and Luxembourg, is responsible for LNG activities, procurement, coordination of transport and management of holdings in liquefaction projects around the world.

Overall, SEI’s activities represented nearly €6.24 billion in revenues in 2006 for a workforce of 3,893 people.

c) Suez Energy Services:

As the European leader in multitechnical services, SUEZ Energy Services, SES, offers its customers in the industrial, tertiary and infrastructures sectors, global solutions from the design, realisation and maintenance of equipment to energy and utilities management and long-term multi-technical management. With its presence throughout the entire technical services value chain, SUEZ Energy Services makes its many and varied skills available to its customers and accompanies them throughout the life-cycle of their facilities and their sites. The services provided by SUEZ Energy Services enable its customers to optimize their assets, ensure better cost management and focus on their core business.

SES businesses respond to the rising concerns of customers for greater energy and environmental efficiency for their thermic and electric facilities. Although energy-intensive industrial plants such as steel, cement, and petrochemical facilities were among the first to start looking for solutions that are both efficient and profitable to control energy costs, this concern now extends to all sectors: infrastructures, local governments, tertiary sector, and industry.

In addition to these economic concerns, there are also environmental and regulatory constraints: the gradual introduction of white certificates or energy-saving certificates throughout the EU, which already existed in Italy, the United Kingdom, and France, and the European directive regarding energy efficiency, which is particularly ambitious with regard to energy savings that are to be made by 2015. In this context, it is vital to choose a partner such as SES which has the capacity to take charge of the entire issue and propose an offer sized to the specific needs of clients.

The SES offering may include techniques such as cogeneration that have a high energy return, and it may also include the use of renewable energy such as biomass, geothermal energy, or solar energy.

In addition, SES companies are ideally placed, in terms of technical expertise, project management, contract relations, and geographic networking to meet the major challenges faced by several industrial and service sector customers:

•	refocusing on the core business and the desire to outsource with a search for complete and integrated multi-technical solutions in both the private and the public sector;

•	implementation of energy-efficient solutions, which are especially relevant in a context of high energy prices over the long term;

•	modernization of healthcare institutions, which will require facilities and multi-technical operations services in the long term;

•	paying increasing attention to mobility and safety, and consequently, major requirements for the upgrading of rail, road, and urban transport infrastructures;

•	new forms of contracts that allow indexing based on the performance or sharing of savings made.

SUEZ Energy Services is now a fully-fledged business line within SUEZ, alongside SUEZ Energy Europe, SUEZ Energy International, and SUEZ Environment. The business line has been set up from a legal and organizational point of view to strengthen its efficiency. Since June 2005, SUEZ Energy Services has relied on a clear, transparent organizational structure that incorporates related and complementary businesses, in accordance with the rules that applies to each of them: engineering, installation and related services, services to energy, and technical management. The entities that comprise SUEZ Energy Services are now organized by country in a structure comprised of seven BUs (Business Units).

SUEZ Energy Services: Business organization by country

The organization that has been chosen is essentially geographical, taking into account the proximity of the services activity. Each BU is placed under the authority of a single manager directly accountable to the business line general management for his results; the method for managing the business line is intentionally decentralized so that decisions can be taken as close to the operations as possible. Commercial and technical cooperation between SES entities and with other SUEZ entities is encouraged in order to achieve optimal efficiency in terms of sales and costs.

The offer from SUEZ Energy Services covers the whole value chain for technical services:

•	design;

•	realisation of electrical, mechanical and HVAC installation;

•	industrial and multitechnical maintenance and management;

•	energy networks and on site utilities management;

•	facilities management.

In addition, the Power and Gas Companies are specialized in the production and distribution of electricity in Monaco, Casablanca in Morocco, and in the Pacific (New Caledonia, French Polynesia, Vanuatu, Wallis and Futuna). They are also partners in the development of these areas because they provide services of international quality with the support of a major group.

SES’s activities represented approximately €10.6 billion in revenues for 2006.

Its 65,044 employees are present in more than 22 countries, mainly in Europe, where the business line’s activities are conducted on no less than 800 sites.

Energy Strategy and Sales Development

SUEZ Energy Europe

•	Develop activities in France from positions acquired in electricity and gas that rely on SUEZ’s existing sites in the environment and services businesses.

•	Defend and consolidate its position as a leader in the Benelux market.

•	Ensure stable growth in the markets of historic operators (France, Germany, Italy, Iberian Peninsula).

•	Develop growth portfolio in Central, Eastern, and Southeastern Europe.

SUEZ Energy International

•
Priority given to growth around the five key SUEZ Energy International strongholds (United States, Brazil, Thailand, LNG, and the Persian Gulf Cooperation Council) as well as, in a more proactive manner, in other countries where the growth in demand for energy is expected to be strong.

•	Concentration of sales and marketing activities on commercial and industrial customer base.

•	Maintenance of a stable portfolio that aims to achieve optimum risk/return performance.

SUEZ Energy Services

With revenues of over €10.6 billion, SUEZ Energy Services is currently the leader in the European services market. It carries out its activities using well-known commercial brand names: Axima, Axima Services, Elyo, Endel, Fabricom GTI, GTI, Ineo, Seitha, and Tractebel Engineering. The business line is number one in France, Belgium, and the Netherlands. It occupies a strong position in neighboring countries such as the United Kingdom, Germany, Italy, Spain, Switzerland, Austria and Norway and has begun to create bases for development in other countries, such as Portugal and Greece, as well as Central Europe.

In this context, the strategic priorities of SUEZ Energy Services are as follows:

•	continue to improve profitability of SUEZ Energy Services by streamlining the current activities portfolio, harnessing internal synergies, and developing cross-functional offerings;

•
strengthen its position as European leader in multi-technical services by emphasizing sales dynamics and the development of innovative offerings: energy and environmental efficiency, Public-Private Partnerships, new services, etc;

•
strengthen the Services component in management and maintenance businesses and focus on the high-value-added segments of installations businesses, which will require a systems integration capacity or knowledge in installations engineering;

•	implement profitable growth drivers: targeted acquisitions, development in new geographical areas, or new activities.

Significant Events

SUEZ Energy Europe

January-December 2006

Belgium

•
Electrabel prepares for the total opening of the energy markets in the Brussels and Wallonia regions scheduled for January 1, 2007. It establishes the WaLiBru program, which focuses on changes in processes and IT systems, various marketing aspects such as campaigns and offerings, and regulatory matters.

Belgium-France

•
Electrabel proposes a more varied commercial offering to its customers. Electrabel Professional, Electrabel Partner, and Electrabel Expert are new customized energy solutions for business owners in Belgium, where it also begins to market the green products Optivert and AlpEnergy. In France, the company develops the product ActivEnergy for professional users.

Italy

•	Electrabel continues to expand its production capacity. The Roselectra power plant (385 MW) is ready for commissioning. Construction of the new Leinì (385 MW) facility is begun.

France

•
Electrabel France and Gaz de France agreed to coordinate the development of two natural gas combined-cycle power stations of approximately 420 MW each, which they had originally planned to build separately, in the Fos-sur-Mer region.

January 2006

Netherlands

•	Distrigas signs two large supply agreements with major industrial clients in the Netherlands.

February 2006

France

•
Electrabel gave an AlpEnergy certificate to its “green” clients to thank them for their commitment and trust. The company signs an agreement with Whirlpool. The two companies merge their public relations efforts to boost the image of AlpEnergy and Electrabel.

February-October 2006

Belgium – Portugal

•	Electrabel strengthens its wind power capacities with farms in Belgium (Gembloux 3 MW) and Portugal (Caramulo 84 MW).

March 2006

Belgium

•
The Electrabel Board of Directors gives its approval to the creation of a networks operator in Brussels, Brussels Network Operations. The new company will combine the activities of Electrabel Netten Réseaux Bruxelles, Sibelga departments, and its subsidiary Sibelga Operations. The operator is in charge of operating the Brussels networks.

•
Electrabel launched a new campaign aimed at promoting the sensible use of energy by the population. The company also encourages its associates to adopt good habits with regard to the sensible use of energy.

•
Launch of the new Distrigas website. This is a more commercial site which presents a detailed overview of offerings to current and prospective customers. A secure extranet site allows them to access information (tracking consumption, invoices, information on market trends, etc.) online.

Netherlands

•	Distrigas signs a third supply contract with a manufacturer located in the southwestern part of the Netherlands.

France

•	In France, Distrigas crosses the milestone of supplying 100 industrial sites.

April 2006

Belgium

•
Eandis, the new sole distribution operator in Flanders, becomes operational. Electrabel contributes all the assets of its subsidiary Electrabel Netten Vlaanderen to it. In addition, pursuant to the implementation of prior agreements, Electrabel reduces its ownership share in Flemish inter-municipal distribution companies to 30%.

Spain

•
Electrabel’s production activity takes off. The Castelnou combined cycle gas turbine (“CCGT” – 760 MW) produces its first megawatt hours, and the company receives administrative authorization to build a CCGT of 1,200 MW in Morata in Tajuña. Service is scheduled to begin in 2009.

May 2006

Belgium

•	Electrabel signs an agreement with Volvo Europa Trucks to share its expertise as part of the construction of a CO2-free plant, which is part of the truck manufacturer’s sensible energy use policy.

June 2006

Belgium

•
The World Association of Nuclear Operators (WANO) carries out a Peer Review at the Doel nuclear power plant. An international team comprised of experts from various nuclear plants evaluates the power plant’s performance with regard to organizational structure, operation, maintenance, protection against radiation, etc.

•
Electrabel presents its 2006-2010 Nuclear Safety Global Plan. This plan includes medium-term goals in different fields, such as training and qualification, operation, maintenance, management, and emergency planning.

•
Fluxys decides to allocate more than €400 million to new infrastructures in its budget. This money will extend underground storage capacity at the Loenhout facility in Northern Belgium and increase East-West transmission capacity on the Zeebrugge-Zelzate/Eynatten (RTR) axis. This increase will make it possible to transport larger volumes of natural gas from both Eynatten and Zelzate to the United Kingdom.

•
Fluxys and Gazprom Export, a wholly-owned subsidiary of Gazprom, sign a Memorandum of Agreement to jointly investigate the possibilities for developing a new natural gas underground storage facility in Poederlee. The site in question is located approximately 18 kilometers as the crow flies from the underground storage in Loenhout and belongs to the same underground geological structure. In December 2006, the Memorandum of Agreement was converted into agreements between Fluxys, Gazprom Export, and Gazprom Marketing & Trading, a wholly-owned subsidiary of Gazprom Export. As these agreements have been signed, the feasibility studies will begin in 2007.

•	Distrigas buys 8 spot shiploads of LNG that come mainly from Egypt and Qatar, thus illustrating its dynamic approach to liquefied natural gas.

Germany

•	Distrigas signs its first supply contracts in Germany with two local distribution companies (Stadtwerke).

Italy

•
AceaElectrabel acquires 51% of the Longano Eolica, which has just begun construction of two wind energy farms (20 MW). This is the first concrete stage in the development of Electrabel’s wind energy capacities in the country.

July 2006

Belgium

•
Distrigas places part of its contracted regasification capacity at the Zeebrugge terminal at the disposal of other LNG importers. Two shipments in addition to the volumes imported on behalf of Distrigas were unloaded, regasified, and shipped to the market.

•	Distrigas signs an agreement for the delivery of 7 LNG cargos to Zeebrugge during the winter with the supplier RasGas (Qatar).

Netherlands

•	Electrabel enters the residential market. The company acquires the activities of Rendo Energy and Cogas Energy. Since this fall, it provides electricity and natural gas to 400,000 customers.

July-November 2006

Italy

•
AceaElectrabel and the intercommunal company Consiage create a joint-venture in Italy. Elettria sells electricity to professional customers and, starting July 2007, to residential customers as well. An agreement with the intercommunal companies AMGAS Bari and AMET Trani leads to the creation of Elga Sud, which will supply electricity and gas starting in early 2007.

August 2006

Belgium

•
Electrabel sells a site in Beringen to E.ON Kraftwerke. This transaction follows the agreements signed with the Belgian federal government, the main purpose of which is to make unused production sites available to other operators, for a total capacity of at least 1,500 MW.

Germany

•	Distrigas signs a third supply contract with a distribution company in Germany.

September 2006

Poland

•
Electrabel launches the Polish Power Index. On a daily basis, the company publishes the price at which it wishes to buy or sell blocks of 5 MW of electricity on its website. This initiative improves the liquidity and transparency of the Polish market.

Belgium

•
Fluxys presents its new ZEE platform service. The service simplifies physical access to the Zeebrugge Hub and offers shippers maximum flexibility in moving gas from and to the Hub using the Fluxys network. The ZEE platform service will strengthen the role of the entire Zeebrugge zone as a hub for gas flows in Northwestern Europe, as simplified access to the Zeebrugge Hub and greater liquidity will help to enhance the appeal of this zone for new LNG and gas transmission projects.

October 2006

Belgium

•
The Belgian government continues the discussions with Electrabel and SUEZ that began at the time of the takeover bid in September 2005. These discussions led to the promises made by the Group in the context of the merger between SUEZ and Gaz de France. These promises allow other operators to operate in the electricity production market in Belgium provide legal and regulatory stability for the Group, and enable Electrabel to expand in Europe.

•	On October 1, the reverse flow capacity from the Interconnerctor to the UK jumped from 16.5 billion m3/year to 23.5 billion m3/year.

Netherlands

•
The company completes the first stage in the construction of a coal/biomass power plant in the Maasvlakte industrial zone in Rotterdam. It signs a Memorandum of Understanding with Europees Massagoed Overslagbedrijf that will form the basis of negotiations between the two parties. These negotiations are expected to result in the construction of an 800 MW facility, which is scheduled to open in 2011.

Germany

•
Electrabel and Vattenfall Europe Transmission sign an agreement to connect a new 800 MW coal plant to be built in Brunsbüttel to the high-tension network. This constitutes an important step towards a final decision concerning the investment.

France

•
Through the Compagnie Nationale du Rhône, a 49.9% Electrabel owned subsidiary, Electrabel commissions its first wind energy farm at Fos-sur-Mer. The farm comprises four 2.5 MW turbines. It will be followed by the Beaucaire farm (11.5 MW).

November 2006

Belgium

•
The Belgian electricity exchange Belpex is launched. This launch occurred in close collaboration with the Dutch and French energy exchanges and the Belgian, French, and Dutch transport network managers. Electrabel agrees to guarantee a liquidity threshold for this market.

•	Erwin Van Bruysel is appointed Chief Executive Officer of Distrigas.

•	As part of the increase in sales to industry, Distrigas launches a new range of products and services to better respond to the demands of its customers.

Germany

•	Distrigas signs a fourth supply agreement with a distribution company in Germany.

December 2006

Belgium

•	Distrigas receives an LNG cargo ship from Qatar, which was routed through Al Marrouna, in Zeebrugge. Its capacity of 151,000 m³ makes it the largest methane carrier to ever unload cargo in Zeebrugge.

•	Distrigas authorized Fluxys to manage its transit agreements starting January 1, 2007.

France

•	Electrabel purchases an additional 59.6% of Hydro-Electrique du Midi (SHEM) from the SNCF group. Electrabel already owns 40%.

Netherlands/United Kingdom

•
Commissioning of the BBL underwater pipeline between Balgzand (north of Amsterdam) and Bacton (on the British coast). The BBL pipeline is a joint venture between Gasunie (NL), Fluxys, and E.ON Ruhrgas (D).

SUEZ Energy International

January 2006

Brazil

•
Tractebel Energia was selected to participate in the ISE index. This index comprises some of the most liquid shares, including 28 companies traded on the Sao Paulo Stock Exchange that are widely recognized as being committed to social responsibility and sustainable development.

United States

•
Citizens Energy and Distrigas of Massachusetts continue their Heat Assistance Program to help low-income Massachusetts natural gas consumers. The program was created for people who do not receive federal fuel assistance and struggle to pay their natural gas heating bills. The program is also for people who have used up their fuel assistance allowance from the government and require additional assistance. Citizens Energy manages the program and Distrigas finances it with part of the income from each LNG shipload that arrives at its Everett (Massachusetts) import terminal for a total amount of one million dollars a year.

Bahrain

•
SUEZ Energy International, International Power (United Kingdom), and Sumitomo Corporation (Japan), signed a Power and Water Purchase Agreement or PWPA for a term of 20 years with the Ministry of Electricity and Water for the Al Hidd independent electricity and water production project in Bahrain. The PWPA will cover production of the existing Combined Cycle Gas Turbine or CCGT which has a power of 910 MW, and the seawater desalination plant, which has a capacity of 136,000 m3/day, and a recently-built new desalination extension with a capacity of 273,000 m3/day, which is expected to start operating at the end of 2007.

March 2006

LNG

•
SUEZ LNG Trading S.A signed a Memorandum of Understanding with Brass LNG for the purchase of 2 million tons of liquefied natural gas over a period of 20 years. The LNG supply will be handled by a new, two-train liquefaction facility in Nigeria with a total annual capacity of 10 million metric tons. The first LNG supply is expected in 2010.

April 2006

United States

•
SUEZ Energy North America files a license application with the US Coast Guard for its Calypso LNG Deepwater project. The project, which was designed to meet growing needs for natural gas in the State of Florida, will serve as the maritime receiving site for liquefied natural gas. In November, Calypso LNG, a subsidiary of SUEZ Energy North America, received a letter from the US Coast Guard indicating that the application for the deep-water port license for Calypso was finalized.

Brazil

•
On April 23, the Clean Development Mechanism (CDM) Executive Committee “registers” the biomass cogeneration plant in Lages (State of Santa Catarina, Brazil) that is owned and operated by Tractebel Energia as a CDM project. Lages generates 28 MW of electricity and 25 tons of steam an hour. The facility will reduce greenhouse gas emissions by 220,000 tons of CO2 equivalent a year under normal operating conditions and will be assigned 220,000 certified emissions reduction credits a year over a period of 10 years as a result.

May 2006

Bahrain/Oman

•
In early May, SUEZ Energy International supplies the first kWh from its Sohar power plant in Oman and Al Ezzel plant in Bahrain. The two projects were acquired in mid-2004 and developed according to a tight construction schedule. Construction began at the close of the financial period in November 2004, and the first operational phase was completed at the end of April 2006.

Chile

•	SUEZ Energy Andino announces the sale of its 19% ownership share in the electricity production company Colbún. Half of the share was sold to the Angelini group at 82 Chilean pesos per share.

South Korea

•
On May 25, SEI sells its entire ownership share (75%) in Hanjin City Gas (HCG), the natural gas distribution company that operates in the metropolitan districts in the Kyunggi province northeast of Seoul.

June 2006

Brazil

•
During the energy auction in Brazil on June 29, Tractebel Energia successfully sells 493 MW of electricity for 6 billion euros. The sale will occur over a 30-year period and takes effect in 2009. The company sells 220 MW and 273 MW, which will be produced, respectively, by the existing hydroelectrical power stations Itá and Cana Brava, at an average price of 46,67 euros/MWh, which is greater than the average auction price.

•
Tractebel Energia signs a power purchase agreement with Vega do Sul (Arcelor group). From September 2007 to December 2013, Tractebel Energia will supply up to 23 MW of power worth approximately USD 44 million to Arcelor.

Chile

•
On June 6, SUEZ Energy Andino SA submits an environmental impact study for its new Andino power plant (two 200 MW facilities) to COREMA (the Regional Environmental Commission) for Region II of Antofagasta.

July 2006

Chile

•
SUEZ Energy International announces that, according to its estimates, investments of approximately USD 700 million are required to guarantee the security of the energy supply in northern Chile in the short and long term. The company states further that it has submitted a plan regarding this matter to the Chilean Ministry for Mining and Energy. The plan advocates the installation of an LNG regasification terminal in the north of Chile to provide natural gas to the local power plants. It also includes the construction of two thermal production units (Andino 1 and 2), with a net capacity of 200 MW each, capable of burning coal, petroleum coke, or a mixture of both. The first unit may be commissioned in 2011.

August 2006

Peru

•
Cálidda, the SEI subsidiary that distributes natural gas to Lima, announces that it has reached 30,000 customers “potentially connectable” to the network, compared to the 10,000 defined in the concession agreement.

September 2006

LNG

•
In late August 2006, an LNG tanker from Atlantic LNG, Trinidad & Tobago, arrives in Japan and unloads 130,000 m3 of LNG for Osaka Gas (www.osakagas.co.jp). On its return trip, the LNG tanker loads cargo for Distrigas (Zeebrugge) in Asia. To make these supply trips, SUEZ Global LNG chartered a 137,000 m3 vessel for the short term.

October 2006

Brazil

•
At the energy auction in Brazil on October 10, SUEZ Energy International sold 148 MW for a total of 2 billion euros. The sale covers a 30-year period starting 2011. The power sold will come from the hydroelectric power plant under construction in São Salvador. The price obtained at the auction amounts to 50 euros/MWh.

•
São Salvador, the 241 MW hydroelectric power plant built by SEI in Brazil, is certified by Bureau Veritas Quality International (BVQI). Certification means that the quality standards applied by SEI for socio-environmental programs that are being implemented complies with Brazilian legislation and the standards used by the BNDES (Brazilian Bank for Multilateral Development), the Inter-American Development Bank, and the Ecuador principles, the financial industry benchmark for assessing and managing social and environmental risk in project financing.

•
On October 9, Tractebel Energia receives the “Prêmio Brasil Ambienta 2006” prize awarded by the Rio de Janeiro American Chamber of Commerce (Amcham-Rio) in the special category of Clean Development Mechanisms (CDM). The prize rewards the work that the company completed at the Lages power plant, which was registered this year by the United Nations CDM Executive Committee to negotiate carbon credits.

LNG

•
SUEZ Global LNG signs a framework agreement for the potential short-term supply of LNG with the China National Offshore Oil Corporation (CNOOC). This contract defines the structure and the conditions governing future supplies. It will enable SUEZ to conclude transactions quickly when market conditions are optimal. This market allows SUEZ Global LNG and CNOOC to stabilize their respective portfolios and meet the restrictions related to demand and supply in their respective markets.

November 2006

United States

•
SUEZ Energy Resources NA, the US retail energy sales subsidiary belonging to SUEZ Energy North America, ranks as the third-largest supplier of power to US commercial and industrial clients in terms of size, according to the international consultant KEMA.

•
SUEZ LNG NA announces that its LNG tanker, the SUEZ MATTHEW, has loaded its 1000th cargo of LNG from the Trinidadian facility of Atlantic LNG. This event marks the 174th shipment made by the vessel with Atlantic LNG. SUEZ MATTHEW has handled a total of 17.4% of all LNG shipments made from the site. The volume in question is greater than the volume recorded by any other vessel that has used this LNG export facility.

Chile

•
SUEZ and GasAtacama announce the signature of a Memorandum of Understanding to officialize their alliance as part of the design and construction of a liquefied natural gas reception, storage, and regasification terminal. The terminal’s construction has been planned for Mejillones and is expected to provide a secure natural gas supply to all electricity producers and consumers in Northern Chile.

December 2006

Thailand

•
Glow Energy, the largest private electricity producer in Thailand, signs two major power-supply contracts for a term of 20 years with petrochemicals companies that are subsidiaries of Siam Cement, which is based in the industrial zone of Map Ta Phut. The agreements represent an approximate value of USD 500-600 million.

Peru

•
The President of Peru inaugurates the first Chilca facility (172 MW) of the new Enersur power plant, located in the outskirts of Lima. A second facility is under construction and will raise the plant’s total capacity to 344 MW.

Oman

•
On December 11, 2006, SUEZ Energy International, which is part of a consortium made up of Mubadala Development and National Trading Company was selected for Barka 2 (an independent water and electricity generation project) in the Sultanate of Oman thanks to the reverse osmosis technology used at Degrémont. The contract won by the consortium headed by SUEZ Energy International includes the construction and operation of a 678 MW electric power plant, a sea water desalination facility with a capacity of 120,000 m3/day, and the purchase of an existing 665 MW (Al- Rusail Power Company) power plant from Electricity Holding Company, which is owned by the government of Oman.

Brazil

•
The Brazilian environment institute IBAMA grants a facilities license to the Estreito hydroelectric power plant (1, 086 MW). After receiving proposals from several international bidders, Tractebel Energia signed an emissions reduction purchase agreement on December 28. The agreement covers the sale of 190,000 tons of CER (carbon credits) produced by the Lages cogeneration unit to Chugoku Electric Power Company, a Japanese generation (12,000 MW installed) and distribution (7.7 million consumers) company.

Saudi Arabia

•
SUEZ Energy International, in a consortium formed with Gulf Investment Corporation and Arabian Company for Water & Power Projects, signs a BOOT (Build, Operate, Own, Transfer) contract for an independent water and electricity production project with a capacity of 2,745 MW and 800,000 m3/day located at Jubail, in the northeastern part of Saudi Arabia. The consortium will own 60% of the project.

United States

•
Neptune LNG, a subsidiary of SUEZ Energy North America, announces that Governor Mitt Romney of Massachusetts, has approved Neptune, its off-shore LNG terminal project located in Massachusetts Bay. The governor’s approval allows the US Coast Guard and the Maritime Administration (MARAD) to finalize the processing of the Neptune deep-water port application. Neptune LNG expects that its project, which consists mainly of the construction of a gas pipeline to the existing underwater gas line (HubLineSM), vessels especially designed for this project, and a supply of LNG that will make it possible to serve the needs of customers in Massachusetts and the rest of New England, will be fully operational by 2009.

SUEZ Energy Services

The year 2006 was marked by commercial success stories for SUEZ Energy Services. The contracts won by the  entities of the business line were all part of the genuine partnerships that we have with our customers. Furthermore, the backlog at the end of 2006 had a high number of installation activities compared to previous years.

BU France Energy Services

September 2006

•
The Elyo subsidiary Eseïs renewed its partnership with PSA Peugeot Citroën until 2011. This contract, which represents revenues of 143 million euros, covers Facilities Management services in the Paris Region sites.

December 2006

•
Following the call for tenders launched by the French city of Besançon, the Elyo subsidiary SECIP renewed its private operator agreement for the city’s heating for a period of 12 years. This contract represents revenues of 90 million euros. The 150,000 MWh of heat, which are distributed over a 30km network, are generated from a mix of energy that is interesting in terms of both economic and environmental concerns, including energy recovered by the household waste incineration plant and also a wood heater.

•
The City of Epinal renewed a 19 year, 50 million euro public service delegation contract for the heating network managed by Elyo for the past 40 years. The renewal includes the installation of a new 6MW gas boiler and a wood boiler, in which will reduce  the annual CO2 emissions of the boiler room by nearly 90%.

BU France Installations and Related Services

March 2006

•
Aker Yards selects Axima to air-condition two 1,675 cabin cruise ships. The 58.3 million euro contract is but one example of the innovative solutions proposed by Axima to optimize the manufacturing cost of ships. Installation has become faster thanks to industrialized assembling procedures and workshop modular construction.

•	Once again, the Bordeaux Urban Community calls on Ineo for a series of works (high voltage, traction, signage, etc.) totaling 9.3 million euros for phase 2 of its tramway construction project.

April 2006

•
Villeneuve d’Ascq selects Ineo for the comprehensive maintenance of its public lighting works for a period of 12 years. This 24 million euro contract includes the supplying of energy, servicing, and emergency repairs and the renewal and upgrading of structures.

July 2006

•	Total signs with Ineo a 12-year, 12 million euro comprehensive multi-technical maintenance contract for its plants in Lacqu and Champs du Sud Ouest.

•	Arcelor Mittal renews the continuous-flow maintenance contract signed with Endel for its Fos-sur-Mer site for a period of 5 years and a sum of 15 million euros.

September 2006

•
Ineo and Axima have been selected by AREVA to undertake the electrical distribution, ventilation, and environment control connected with the new uranium enrichment-by-centrifugation technology. This technology, which uses one fiftieth of the energy of the traditional method, makes it possible to avoid the collection of water from the Rhône river to cool the plant. Total amount: more than 50 million euros.

•
Two SUEZ Group subsidiaries, Endel and SITA France, and their CMN (Constructions Mécaniques de Normandie) partner, won the French Navy’s bid for the first military vessel deconstruction market: the frigate “Le Lucifer”. The complete amount of labor required represents a total amount of 3.3 million euros.

November 2006

•
The City of Rouen and its suburbs select Ineo to install an Operations Assistance and Passenger Information system for its public transit operator Transport en Commun de l’Agglomération de Rouen (TCAR) to replace the existing system. Amount of contract: 6.6 million euros.

December 2006

•	Endel renews its multi-technical maintenance contract for the facilities of the CNES space center in Kourou, French Guiana, for a period of five years and a sum of 90 million euros.

Belgium BU

May 2006

•
Inova France awards Fabricom GTI a 20.2 million euro EPC contract for the water-steam circuit, turbine, air condenser, and the demineralized water production unit of the new energy recovery incinerator that Intradel is currently building in the Liège region (Herstal). The new facility’s energy return will increase threefold.

July 2006

•
Axima Services is awarded two major contracts for prestigious buildings in Brussels: the Juste Lipse, which houses the offices of the European Union Council of Ministers, and the Dexia Tower. In both cases, Axima Services will manage maintenance and offer complete coverage for a period of 10 years and an overall sum of 30 million euros.

December 2006

•
One year after winning its first share of the market, Axima Services is awarded by ABB the facilities management of 4 additional buildings in the Benelux countries for a period of 10 years and a sum of 23 million euros.

•
ESTEC, the design center for most of the Europe an Space Agency’s vessels, is located in Noordwijk, the Netherlands. Axima Services renews its operations and facilities management contract for a sum of 5 million euros.

BU Netherlands

March/December 2006

•	In 2006, the Dutch minister for transportation awarded GTI three maintenance contracts for highway traffic management systems, for more than 15 million euros in total.

May 2006

•
GTI, “Over het Water”, and the Town of Schiedam (the Netherlands) signed an agreement covering the development and operation of the energy supply facility for the “Over het Water” housing development in the town of Schiedam for a period of 30 years. The approximately 500 inhabitants of this new development will receive their hot and cold running water from a sustainable underground storage system.

May/December 2006

•
GTI designs, develops, and operates the largest connection network, of a farm of 37 wind turbines plants, on behalf of Windnet, the first private Dutch network specifically dedicated to large-scale wind farms. The delivery of this contract made GTI the leader of the Dutch market for private electric networks.

November 2006

•
The first PPP for the renovation of public buildings is awarded to the Safire consortium, of which GTI is a member. The 175 million euros contract covers the renovation and technical maintenance of the 66,000 m2 building that houses the Finance Ministry in The Hague for a period of 25 years.

December 2006

•
Concerned with reducing the number of subcontractors involved on its Pernis site (the Netherlands), Shell entrusts the industrial maintenance of this site to the consortium formed by GTI and Imtech for a period of 5 years and a total amount of 100 million euros.

BU International

January 2006

•
Axima AG (Switzerland) wins the security service agreement for all of Swisscom’s over 2,000 buildings in Switzerland. The contract includes the provision of first-line intervention in the event that the fire or door alarm sounds or there is a failure at a HVAC or sanitary facility.

March 2006

•
The petrochemicals company and Eni subsidiary Polimeri continues to entrust its elastomer production site in Grangemouth to the team of Elyo Industrial Ltd. Elyo is responsible for the supplying of industrial gases, treatment of process waters, steam production, and the management of emission certificates. The contract was renewed for a 10 year period and represents total revenues of 76 million euros.

•
Axima Deutschland wins the 21 million euro contract covering all technical facilities for the extension of the GSK vaccine production center in Germany. The references and skills of Axima Deutschland in project management, in a complex and demanding sector, heavily influenced the customer’s decision.

May 2006

•
National Grid, the owner and manager of the high-tension electricity network and principal gas transportation system in the United Kingdom, chose Elyo Services Ltd. to ensure the technical management of the technical installations of its real estate assets of more than 1,000 buildings for a period of 7 years. The contract is for nearly 23 million euros.

•	Crespo y Blasco wins a 22 million euro, 30 year contract for the construction and maintenance of technical facilities for the Hospital del Norte in Madrid.

•	Crespo y Blasco won a 17 million euro contract for electrical facilities as part of the construction of the Madrid beltway.

June 2006

•
Axima Sistemas e Instalaciones (AXISI) is a member of the consortium that was awarded a contract for the construction of the new Albocaser correctional facility (Spain). The HVAC installation work handled by Axisi represents an amount of 18 million euros.

August 2006

•
Elyo Italia wins the contract for the management of energy facilities and the supply of power to the Latio hopsitals (Rome region). This 7-year contract represents a total amount of 200 million euros for Elyo Italia.

September 2006

•
The consortium led by Elyo Ibérica was selected to handle the construction and operation of the heating and cooling system for the “Expo Agua Zaragoza 2008” International Exhibition. This concession was granted for a period of 35 years and represents revenues of 300 million euros. After the Exhibition, the site will be converted back to a commercial and services area.

November 2006

•
The cell phone operator Orange awards a Facilities Management comprehensive coverage contract to Johnson Controls which covers the entire real estate portfolio (more than 300 buildings) of Orange UK. Pursuant to this contract, Johnson Controls entrusts maintenance work to Elyo Services Ltd., for a period of 3 years and an amount of 9 million euros.

December 2006

•
Azienda Ospedaliera di Verona (the Verona Hospital Institute) obtained the renewal of its maintenance management contract for 3 hospitals and their annexes for a period of 9 years and a total amount of 116 million euros (of which 52% for Elyo Italia). The contract includes the conversion of installations, fuel supply, management of the thermal power plant, and the maintenance of technical installations.

BU Tractebel Engineering

May/July/December 2006

•
Tractebel Engineering reasserted its position on the market of LNG terminals by successively winning three contracts for design studies. These contracts, which are for the terminals of Porto Empodocle and Priolo in Sicily as well as that of Mohammedia in Morocco, represent an overall amount of nearly 12 million euros. The project owners are, respectively, Nuove Energy, Iono Gas, and the AKWA Group – ONE, SAMIR grouping.

July 2006

•
Coyne and Bellier (Tractebel Engineering) sign an agreement with Electrificación del Caroni (EDELCA) for various hydroelectric project development missions along the Caroni river in Venezuela. The 5-year, 13.5 million euro contract also includes an aid mission for the development of new hydroelectric projects on the High Caroni, with particular emphasis being given to their social acceptability.

September 2006

•
EDF’s Centre National d’Equipement Nucléaire (CNEN) awarded CORYS T.E.S.S., a joint subsidiary of Tractabel Engineering, Groupe SUEZ, and AREVA TA, the project for the development of design simulators for the Flamanville EPR unit. The contract is for more than 10 million euros.

BU Power and Gas Companies

May 2006

•
EEC and the City of Bourail (New Caledonia) renewed the concession agreement for the distribution of electrical power for a period of 20 years and an amount of 88 million euros. The first power distribution concession contract had been signed on September 20, 1976.

Events occurring since the year end:

February 2007

•
Peru/Panama: In February 2007, SUEZ Energy International acquired a majority shareholding of 51%, which was previously held by the British company Ashmore Group, in the largest thermal energy production complex in Panama (Bahia Las Minas Corp., 280 MW). The transaction involves the total transfer of Cálidda, a SUEZ natural gas distribution company based in Lima and Callao (Peru), to Ashmore Group and its Promigas subsidiary.

March 2007

•
SUEZ Energy North America’s subsidiary, Neptune LNG LLC, announced that the Neptune Offshore LNG facility has received its Deepwater Port License. Neptune is the first offshore LNG project on the United States’ East Coast to reach this milestone. The license will allow Neptune LNG LLC to build, own and operate the Neptune offshore LNG delivery system in Massachusetts Bay. SUEZ has received the firm commitment from Hoegh LNG AS, Mitsui O.S.K. Lines, Ltd. (MOL) and Samsung heavy Industries that the two specially designed LNG Regasification Vessels (SRV) will be delivered at the targeted start-up date.  The Neptune project is being developed, intended to provide between 11.3 and 21.2 million m3 of natural gas per day – enough to serve 1.5 million to 3 million homes daily.  Neptune LNG anticipates having a fully operational project, including construction of a lateral pipeline connection to HubLineSM, the existing sub-sea pipeline; specially designed ships; and the LNG supply to serve customers in Massachusetts and the rest of New England at the latest in 2009.

•
SCESS, an affiliate of SUEZ Energy South America signed a loan agreement with the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social), concluding the financial arrangements for the construction of the 241 MW greenfield hydro power plant in São Salvador, Brazil. Total investment in the São Salvador project is expected to be Euro 306.6 million, and the contract with BNDES will provide Euro 206.2 million (67.3% of the total investment costs)

April 2007

•
On April 26, 2007, Fluxys launched a market consultation to assess the level of interest in booking additional long-term transit capacity through Belgium in the direction of France. This open season is a highly attractive opportunity for interested shippers to secure new capacity along the key transit routes to France. As this new north/south capacity would be an important step in enhancing security of supply in Europe, the project is proposed as a priority Trans European Network (TEN) project by the European Union.

May 2007

•
Houston – SUEZ Energy Resources NA, the U.S. retail energy business of SUEZ Energy International, has announced a three-year deal to supply electricity to The University of Chicago. The contract covers all buildings on The University of Chicago’s main campus with the peak load demand totaling nearly 60 MW.

•
Inauguration of the Al Ezzel power plant in the Kingdom of Bahrain, the first independent power station to be built under the government’s privatisation programme. The 950 MW state-of-the-art combined cycle power plant will supply electricity to the Ministry of Electricity & Water under a 20-year Power Purchase Agreement.

•	Electrabel will invest in 5 new power stations in the Netherlands and Germany.

On May 10, 2007, the Board of directors of Electrabel has decided to invest 3.5 billion euros in new gas-fired and coal-fired power stations in the Benelux and Germany. 2 combined-cycle gas turbine (CCGT) units are to be built at the Flevo (the Netherlands) site and a coal/biomass-fired power station is to be built at the Maasvlakte site in Rotterdam. Furthermore, 2 coal-fired power stations are to be built in Stade,

Brunsbüttel or Wilhelmshaven (Germany). Electrabel has signed a contract with Hitachi Power Europe for the provision of the 3 coal-fired power stations and with Alstom for the gas-fired power stations.

The gas-fired power stations will be capable of generating 400 MW and the coal-fired power stations 800 MW, thus providing a total capacity of more than 3,200 MW. The commissioning of the power stations will take place in 2009 and 2012 respectively.

The decision to invest in these 5 new power stations confirms the Group’s ambitions on the energy market in North-Western Europe. The increase in the interconnection capacities between Belgium, the Netherlands, France and Germany as well as the interlinking of the Belgian, French and Dutch electricity markets greatly favour trade between these ever more integrated markets. Electrabel has anticipated this integration by positioning itself carefully in the market in each of these countries. This provides the company with greater freedom in the selection of locations for new generation units.

These decisions make it possible to maintain a high level of diversity within the Group’s generating equipment in Europe in the longer term. The generating equipment is a balanced combination of nuclear, renewable and classical technologies together with fuels. Built on a basis of the latest technology, the coal-fired power stations will gradually replace the older power stations, further improving Electrabel’s energy and environmental performance.

This strategy fits within the context of the Suez Group’s objectives, which aim notably at a worldwide generation capacity of 75,000 MW by 2012, and confirms the will of the Group to remain a key player in the Benelux and Germany.

•	SUEZ will raise its stake in Gas Natural, Spain’s gas market leader, to 11.3%.

In compliance with regulation, SUEZ informed the Comisión Nacional del Mercado de Valores (CNMV), the agency in charge of supervising and inspecting the Spanish Stock Markets and the activities of all the participants in those markets, that it completed the acquisition of 4.55% of Gas Natural’s share capital in 2007 and that it now holds 9.95% of the share capital of the company. SUEZ also informed CNMV it entered into an agreement to secure the acquisition of an additional 1.35% stake.

SUEZ will therefore control 11.3% of Gas Natural’s share capital, provided the Comision Nacional de Energia (CNE), the regulatory body for Spain's energy systems, grants its authorization for SUEZ to raise its stake over 10%.

At December 31, 2006, SUEZ already held a 5.4% stake in Gas Natural (5% via Hisusa which it controls and 0.4 % owned directly by SUEZ).

SUEZ investment in Gas Natural is in line with the Group strategy to expand dynamically in the European energy and environment markets.

Business Activities and the Regulatory Environment

Suez Energy Europe

Electricity production, transmission and distribution

Regulatory environment

European level

In March 2006, the European Commission published its Green Book entitled “A European strategy for secure, competitive, and sustainable energy”, which named six areas of priority action and gave matching concrete proposals: 1. Competitiveness and domestic energy market, 2. Solidarity, 3. Diversification of energy mix, 4. Sustainable development (climatic change), 5. Innovation and technology, 6. Foreign Policy (energy).

In January 2007, the European Commission will present new proposals regarding the completion of the domestic energy market that will mainly deal with the separation between network activities and competitive activities, powers of regulators, and coordination between GRTs. These proposals are part of a series of measures which comprise the “energy pack“1. Chief among these priorities are the fight against climate change and the completion of the domestic energy market. This ambitious agenda will be presented at the spring 2007 European Council meeting, which is expected to adopt an action plan with regard to European energy policy. Concrete legislative proposals are expected in the 2nd half of 2007.

Finally, it is the duty of the Member states who have not yet opened their gas and electricity markets (i.e., France, and Italy for electricity) to ensure that by July 1, 2007, their markets are completely liberalized.

Regarding CO2, pursuant to the Directive establishing a greenhouse gas emission quota exchange system in 2006, EU member states submitted their national quota allocation plans for the period 2008- 2012 to the European Commission.

Belgium

In Belgium, the existing institutional framework had already anticipated most of the measures repeated in the 2003 directives. Accordingly, transport activities had been placed within a separate structure (Elia). Various corporate governance measures had been implemented to ensure the independence of the transport network manager. The producers SPE and Electrabel reduced their stake in this company to 30%. EC directives 2003/54/CE (for electricity) and 2003/55/CE (for gas)  were incorporated into Belgian law by the Laws of June 1, 2005.

In 2006, various initiatives to improve the liquidity of the electricity production market in Belgium were undertaken. The principal initiatives include:

•	the auction of production sites to other interested producers: the Beringen site was sold to E.ON in 2006;

•
the commitments proposed by the group to the Belgian federal government in anticipation of the planned merger between Suez and Gaz de France. These commitments include in particular raising the SPE’s share in the Belgian nuclear capacity and exchange of assets with other European producers.

As regards transport, an increase of 700 MW in commercial capacity has been made to interconnect the French and Belgian transport networks with a mechanism for capacity allocation in the form of auctions and the elimination of privileged historical contracts.

_________________________
1 The “energy pack” includes in particular: the strategic analysis of the EU energy policy, the road map on renewable Energy, a report on the implementation of the “renewable” directive in the electricity sector, the priority interconnection plan, communication on “Sustainable Coal”, the Nuclear indicative program for the Community, a report on the implementation of the directive on biofuels, a communication on the announcement of the European strategic plan for energy, the report on the domestic energy market and the sectoral survey.

In the wholesale market, a spot market was instituted in November 2006 on the Belpex electricity exchange in conjunction with the APX exchange in the Netherlands and Powernext in France, thereby linking the three markets together.

In distribution, each region is completely autonomous in determining its own deregulation schedule, in compliance with the deadlines imposed by the directives. The Flemish market for electricity and natural gas has been totally open since July 1, 2003; the Brussels-Capital and Wallonia markets were fully deregulated on January 1, 2007.

In 2006, Eandis, the sole operator combining the operational distribution activities of GeDIS, the Flemish platform for Indexis and Electrabel Netten Vlaanderen, was inaugurated in Flanders, as was Brussels Network Operator (BNO) in the Brussels-Capital region. Furthermore, pursuant to previous agreements, Electrabel reduced its ownership share in the capital of the inter-municipal companies to 30% in Flanders.

Business activity

Electrabel is a European producer of electricity and supplier of electricity, natural gas, and energy products and services. It also carries out trading activities on energy markets in Europe. In the Wallonia region of Belgium, it operates electricity and natural gas networks at the request of distribution network managers. Electrabel belongs to the leading group of European power producers. In Europe, Electrabel’s strategy consists of maintaining its leadership position on the Benelux market and developing strong positions in France, Italy, the Iberian peninsula, and Germany by taking advantage of the development opportunities offered by the deregulation of the energy market. Electrabel is developing a growth portfolio in Poland, Hungary, and other Eastern European countries.

At the European level, Electrabel is one of the pioneers in energy trading. Its trading and portfolio management activities enable it to optimize its overall position on energy markets (fuel purchases, exploitation of power plants, and sales). These activities play a key role in its European strategy. Electrabel is active on all energy markets across Europe, from Scandinavia to Spain and from the Benelux countries to Poland.

In 2006, Electrabel’s electricity sales, wholesale included, amounted to 156.6 TWh. Of these sales 64% were made in the Benelux countries, 21% in the France – Italy – Iberian peninsula region, and 15% in the Poland – Germany – Hungary region.

Belgium

In Belgium, Electrabel manages an electrical capacity of more than 13,100 MW in various forms: combined cycle gas-steam power plants, cogeneration, nuclear plants, conventional coal, gas, and oil thermal units, hydroelectric power plants, wind energy, and energy recovery. This diversity is synonymous with flexibility and polyvalence. The production capacity receives its supply from a wide range of energy sources: natural gas, uranium, coal, fuel, industrial-residual gas, hydraulic power, biomass, and wind energy. The supply is procured from around the world. This two-fold diversity of energy sources and suppliers lessens the company’s production capacity to market price fluctuations and also allows it to take advantage of price changes on fuel markets. Electrabel is also developing an entire range of energy products and services that meet the needs and expectations of its industrial and business customers. For the residential segment, it is the goal of the company to make energy synonymous with comfort and encourage customers to carry out their projects. To do so, Electrabel has developed an extensive network of partners and relies on competitive prices. It pays particular attention to the sensible use of energy.

Rest of Europe

In the Netherlands, Electrabel is currently the leading producer of electricity via its subsidiary Electrabel Nederland and represents more than 20% of the business market for electricity. In 2006, the company entered the residential market by acquiring the activities of Rendo Energy and Cogas Energy. In addition, it is studying the possibility of investing in the construction of new coal or natural gas production units.

In France, since all business customers were deregulated on July 1, 2004, Electrabel has been ranked second-highest energy supplier behind the historic operating company. It operates in France under the name of “Electrabel, Groupe SUEZ” and has a production capacity that combines nuclear (1,108 MW), hydraulic (2,937 MW of basic hydraulic power, via the CNR, for which Electrabel is reference shareholder with 49.98%) and 773 MW of peak hydraulic output via SHEM, very well. At the end of 2006, Electrabel purchased a 59.6% share of SHEM from the SNCF group in addition to the 40% it already owns. Furthermore, through CNR, the company commissioned its first wind energy farms in France, and Electrabel and Gaz de France decided to pursue joint development of two CCGT stations in the Fos-sur-Mer region.

In Italy, AceaElectrabel, a partnership between Acea and Electrabel, is the company in charge of commercial and production activities. This partnership was the primary result of the acquisition from Enel of Intelpower, which has since then been renamed Tirreno Power. Two new 385 MW CCGT power stations (Roselectra and Leini) are expected to begin operating in 2007. As a result, the commercial activities of AceaElectrabel, which are expanding, primarily through the creation of joint ventures with intercommunal energy companies, depend on a diversified production capacity that is in mid-development. Projects to create a wind energy farm with a capacity of 50 MW are underway.

On the Iberian market, the import capacity situation is necessitating the use of local means of production. In 2006, a combined steam gas cycle power plant with 758 MW of power in Castelnou (Aragon) was completed. Other projects to strengthen the company’s local presence are being studied. They are taking advantage of Electrabel’s expertise in using gas technologies to produce electricity. Furthermore, the Portuguese company Generg, in which Electrabel owns a 42.5% share, currently manages an approximately 250 MW wind energy farm and 33 MW hydraulic power stations. New wind energy projects totaling 400 MW are under development. In addition, Electrabel has signed an agreement with the Spanish group Gamesa to develop wind energy farms.

In other places in Northeastern Europe, Electrabel is expanding on a selective basis. In Germany, the group’s sales have expanded outside the regions of Saarbrücken and Gera, where Electrabel has production assets. It is also planning on building new power plants, especially in Brunsbüttel. In Poland, the company operates the Polaniec power plant (1,654 MW), which is a major producer of green energy, thanks to biomass combustion. Electrabel is active on PolPX, the Polish energy exchange. In Hungary, Electrabel is continuing its restructuring program for the Dunamenti power plant. Lastly, the company is exploring opportunities with a view to investing in a production capacity in Romania.

The table below gives the breakdown of installed capacity and sales in Europe.

Installed capacity1 and sales in Europe

	2006 Sales		Installed Capacity as of 31/12/2006		Capacity under Construction
	TWh	%	MW Net	%	MW Net	%
Benelux	100.1	64.0	18,213.4	63.0	444.0	21.7
Rest of Europe	56.4	36.0	10,700.4	37.0	1,598.5	78.3
Total	156.5	100.0	28,913.8	100.0	2,042.5	100.0
_________________
(1)
Installed capacities correspond to 100% of the output from power plants within the scope of consolidation, by the equity method, proportional consolidation and full consolidation. Installed capacities therefore do not cover the capacities from Chooz, 650 MW, or Tricastin, 457.6 MW.

Natural gas transmission and distribution

Regulatory environment

Directive 98/30 of June 22, 1998, for common rules for the internal natural gas market was an important step in the deregulation of the European gas market. The principal purpose of this legal text is to ensure the gradual opening of the European natural gas market to competition by offering certain purchasers (eligible customers) the possibility of signing supply contracts with producers or suppliers of their choice and having access to the transport infrastructure for that purpose. Starting August 10, 2000, EU regulation has imposed a minimum eligibility of between 20% and 30% of the market, which will be raised to between 33% and 43% in the year 2008.

In Belgium, this first directive has been incorporated into Belgian law through amendments made to the gas law of 1965, particularly those made in 1999 and 2001. The gas law gives third-party access to the natural gas transport infrastructures on the basis of annual tariffs that have received the regulator’s prior approval. The regulated tariffs system applies to natural gas transport services, storage services, and LNG terminaling services. Pursuant to the gas law, a code of conduct was drawn up in April 2003 which sets out the rights and obligations of the transport company and of the users of its infrastructures.

The second EC gas directive, 2003/55 CE, adopted on June 26, 2003, supersedes the above-mentioned directive. Its purpose is to accelerate the opening of markets by stipulating that Member States should ensure eligibility as follows:

a) as of July 1, 2004, all non-residential customers;

b) as of July 1, 2007, all customers.

It specifies certain obligations on the companies designated as operators of the transmission and distribution networks, especially in terms of legal, functional, and accounting separation. The directive also promotes minimal regulation of access to the network (specifying, in this area, an optional derogation system for new infrastructures).

In Belgium, this second directive was incorporated into Belgian law through amendments made to the gas law of 1965. The new gas law resulting from this was published in June 2005.

•
The law stipulates a procedure to appoint an operator for the natural gas transmission network, for the natural gas storage facilities and for the LNG terminaling facilities. Pursuant to the law, Fluxys and Fluxys LNG were appointed operators under the non-definitive scheme in 2006. A notice was published in the Belgian Official Journal on February 21, 2007 inviting operators to submit an application to be appointed operator under the definitive system. Fluxys is currently preparing its application. It is expected that operators will be appointed under the definitive system before the end of 2007: applicant operators must submit their file within 3 months, the Council of Ministers then has 6 months to make a decision. The appointment as a system operator under the definitive system is valid for a renewable period of 20 years.

•	Starting in 2008, the gas law stipulates the transition from an annual tariff system to a multi-year tariff system, which should increase the predictability and stability of tariffs in the long term.

•
Concerning specific projects, the gas law has made it possible to introduce long-term pricing stability in the context of annual tariffs as of August 12, 2003. This concerns new infrastructures of national or European interest that are necessary to the long-term development of natural gas transportation companies. The introduction of pricing stability takes on special importance for the development of the transit and LNG terminaling activities, which are primarily offered in long-term contracts to hedge investment risk.

•
The law also provides for the submission of cross-border transport of natural gas (transit) to a regulated tariff system. By virtue of the principle of Sanctity of Contracts, the execution of transit contracts negotiated up to July 1, 2004, remains applicable according to the conditions existing at that time, while the new transit contracts will be governed by a specific regulated tariff system to be developed.

In Belgium, in accordance with the principles of the second gas directive, all non-residential customers have been eligible since July 1, 2004. Furthermore, residential clients in the Flemish region have also been eligible since July 1, 2004. Residential clients in the Walloon region and the Brussels-Capital region have been eligible since January 1, 2007.

In France, pursuant to the principles of the second gas directive, all non-residential customers have been eligible since July 1, 2004.

Business activity

We are the largest supplier of natural gas in Belgium, via Distrigas, Electrabel and Electrabel’s holdings in mixed inter-municipalities. In Belgium, the transport network, managed by Fluxys, is comprised of 3,800 kilometers of ducts, some 80% of which are high-pressure pipelines.

As for electricity, the regional governments would like Electrabel to reduce the level of its holdings in inter-municipal gas distribution structures to a minority interest.

In Belgium, since the end of 2001, we have provided gas activities (apart from distribution) through two legally distinct Groups: Fluxys and Distrigas.

Fluxys

•
Fluxys is the independent operator of the natural gas transmission infrastructure in Belgium. Its principal activity is the operation, maintenance, and development of its integrated natural gas transmission infrastructure and storage facilities in Zeebrugge and Loenhout. The Fluxys network is well interconnected and is ideally located at the heart of the continental mass. It effectively provides access to the main sources of natural gas production in Europe and of the major natural gas-consuming countries in northwestern Europe.

As part of the regulated access to its infrastructures, Fluxys sells transport capacities and storage capacities that allow natural gas to consumers in Belgium to be supplied via third parties. In addition to its transport services, Fluxys also offers transit services on the primary market. These services cover the crossborder transit of natural gas. Natural gas transits through the Belgian network to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys is also a shareholder in BBL Company, which owns and operates BBL, a 225-kilometer-long pipeline between Balgzand, located to the north of Amsterdam on the Dutch North Sea coast, and Bacton off the British coast (Norfolk). BBL started operations on December 1, 2006.

•
Fluxys LNG, a subsidiary of Fluxys, owns and operates the LNG terminal of Zeebrugge and markets LNG terminalling capacities and auxiliary services. The Fluxys LNG terminal in Zeebrugge has a current maximum capacity of 4.5 billion m3 a year. Since its commissioning in 1987, the terminal has offloaded almost 1,000 LNG ships. Fluxys LNG uses the cogeneration process to increase the rational use of energy in electricity production units, and it uses residual heat to regasify LNG. Compared to separate production of steam and electricity, the combined system costs less to operate. A project to extend the facilities to double capacities for 2007/2008 is in progress.

•
Huberator, a subsidiary of Fluxys, is operator of the Zeebrugge hub, the largest international short-term gas market in Europe. Thanks to the services offered by Huberator, customers can rest assured that the gas volumes that they sell or buy are effectively available at the hub for trading and subsequent transport.

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

Currently, to the benefit of deregulated energy markets in Europe, Distrigas is deploying its commercial activities in the Benelux countries, France, Spain, Germany and the United Kingdom. In 2006, it extended its sales to the Netherlands and Germany.

In 2006, Distrigas sold nearly 202 TWh of natural gas; 80% of these volumes were sold in Belgium. Sales outside Belgium and trade-offs amounted to 20% of volumes.

The Belgian customer profile is presented in the table below:

Sales of natural gas

TWh	2005	2006		Difference	2006 Breakdown of Sales
Resellers/Distribution	66.3	67.9	(1)	2.4%	34%
Industry	51.4	49.1		(4.4%)	24%
Producers of electricity	54.2	44.8		(17.2%)	22%
Sales in Belgium	171.8	161.8		(5.8%)	80%
Sales outside Belgium	24.5	31.7		29.6%	16%
Arbitrage	15.0	8.2		(45.5%)	4%
Total sales outside Belgium and arbitrage	39.5	39.9		1.1%	20%
Total sales	211.3	201.7		(4.5%)	100%
Total in billions of m3	18.2	17.3
1 m3 (n) = 0.01163 MWh
_____________
(1)	Including a correction of allocations for previous years.

Suez Energy International

Electricity — installed capacity and sales

	Sales 2006(a)		Net installed capacity in MW(a) at December 31, 2006		Net capacity under construction in MW(a) at December 31, 2006
	TWh	%	Net MW	%	Net MW	%
North America	31.0	28.2	4,781.2	23.8	746.0	12.2
South America	50.2	45.6	9,167.6	45.6	413.0	6.8
Middle East and Asia	28.8	26.2	6,150.8	30.6	4,939.8	81.0
TOTAL	110.0	100.0	20,099.6	100.0	6,098.8	100.0
_____________
(a)
Sales of electricity, installed capacities, and capacities under construction correspond to 100% of sales and capacities of companies within the scope of consolidation, by the equity method, proportional consolidation and full consolidation.

Gas – sales and customer portfolio

	Sales 2006(a)		Customer portfolio
	Gm3%		Number	%
North America	7.68	54.7	114,913	17.8
South America	5.09	36.2	531,369	82.2
Middle East and Asia	0.88	6.3	127	
LNG	0.39	2.8	4	
TOTAL	14.04	100.0	646,413	100.0
______________
(a)
Sales of gas (including quantities distributed and shipped on behalf of third parties) correspond to 100% of sales of companies within the scope of consolidation (equity method, proportional consolidation and full consolidation).

North America

In North America, SUEZ Energy North America manages SEI activities carried out through several energy companies operating within an integrated value chain ranging from fuels (natural gas and LNG, oil and coal) to the direct sale of electricity to commercial and industrial customers, including the generation of electricity and wholesale electricity activities and gas distribution (Mexico). The companies that carry out these activities are SUEZ LNG NA, SUEZ Energy Generation NA, SUEZ Energy Marketing NA, SUEZ Energy Resources NA et SUEZ Energía de México, and SA de C.V.

SUEZ LNG NA operates the Everett (Massachusetts) LNG regasification plant and owns the entire capacity and all related rights. SUEZ LNG NA supplies in addition LNG to the Cove Point (Maryland) terminal and to the Lake Charles (Louisiana) terminal, in the Gulf of Mexico. SUEZ LNG NA also supplies LNG to the EcoElectrica complex in Puerto Rico. The LNG is resold in the form of natural gas to electricity producers, wholesale sellers, and local distributors.

SUEZ LNG NA is still developing the Neptune LNG project, a deep-water port LNG receiving facility that will be located in US federal waters off the coast of Massachusetts. When Neptune is completed, specially designed LNG tankers with onboard regasification equipment will moor at off-shore buoys and deliver a daily average of slightly over 11.3 million m3 of natural gas to the New England market. This volume supplements the deliveries to this market through the existing Everett terminal.

SUEZ Energy North America is still working on its LNG project to supply natural gas to Florida through the Calypso deep-water port project. Calypso will be located along the designated undersea pipeline route on the east coast of Florida. Calypso will initially use a technology identical to Neptune, which requires specially designed LNG tankers. Nevertheless, new possibilities of using more advanced offshore technologies to increase the capacity to Florida are being studied.

SUEZ Energy Generation NA has ownership in 42 electrical power plants and operates 40 power stations. The electricity generated by these plants is sold to distribution companies and industrial companies under power purchase agreements (PPA) or in a merchant capacity to the wholesale market. Numerous facilities produce steam, which is sold under contract to industrial clients.

SUEZ Energy NA is developing projects whose operation is to be transferred to SUEZ Energy Generation NA or to SUEZ LNG NA according to the nature of the investment. The largest of SUEZ Energy North America’s current development activities include the development of two offshore LNG regasification terminals, Neptune and Calypso.

SUEZ Energy Marketing NA is consolidating the management of all risks linked to raw materials and credit for North America. For this purpose, it is supplying risk hedging services to all operational entities.

SUEZ Energy Resources NA is licensed to operate in twelve states (Massachusetts, Maryland, Maine, New Jersey, New York, Pennsylvania, Ohio, Rhode Island, Connecticut, Illinois, Michigan, and Texas), plus the District of Columbia. It is active in nine of these states (Massachusetts, Maryland, Maine, New Jersey, New York, Pennsylvania, Illinois, Washington DC, and Texas). SUEZ Energy Resources NA continues to expand its customer portfolio, both geographically and vertically. SUEZ Energy Resources NA ranks third among North American retail energy sales companies in terms of size.

In Mexico, SUEZ Energía de México, SA de C.V., operates three local regulated natural gas distribution companies, as well as three steam and electricity cogeneration projects.

Regarding the activities of SUEZ Energy North America, the appeal of the commercial environment varies significantly from one state to another and is dominated by the regulatory framework, which ranges from deregulation with deintegration of the energy value chain to total vertical integration accompanied by strong regulation. In the case of natural gas, where wholesale markets have been deregulated for some time, SUEZ Energy North America is able to operate under equitable competitiveness conditions.

Regarding electricity, the differences between regions are much greater. In regions such as New England, (ISO NE), Pennsylvania, New Jersey, and Maryland (PJM); New York (NYISO); and Texas (ERCOT), the deregulation of wholesale electricity sectors and retail electricity sales is quite advanced and appears irreversible. The level of spark spreads (profit margin per MWh for a benchmark combined-cycle gas turbine unit) and attractiveness of merchant power operations in these regions have generally continued to improve from the difficult market conditions experienced after the Enron bankruptcy. These are regions where SUEZ Energy Generation NA and SUEZ Energy Resources NA are active and well positioned. In other regions, such as the Southeastern and Western United States, the pace of deregulation is considerably slower, or even stagnant, with the result that the timing of recovery  in the merchant power sector is unclear.

South America

In South America, the regulatory environment and the extent of market deregulation vary from country to country.

In this region, SEI’s main positions are concentrated in Brazil and Peru, with a few facilities in Chile and Argentina.

In Brazil, the privatization of the electricity sector stopped in 2001, while 80% of the production capacity remained the property of the State. Contrary to the distribution segment, where privatization continued in the largest States of the country, the production segment remained dominated by large public companies, and the market is not expecting other privatizations in the short term.

From 2003 to 2005, the government set up a new regulation model for the electricity market. Generally, the model gives the federal government a more obvious presence at all levels of the system (regulation agency, network manager and wholesale market). A pool system has been designed to create a transparent framework for the signing of long-term contracts. The pool constitutes a mandatory supply channel for distribution companies and operates as a risk-sharing instrument between producers.

The model results in auctions (“leilões”), which are organized at regular intervals by the public authority, and new concessions for the construction of new production capacities (mainly hydroelectric in Brazil) are being granted to those ready to offer the lowest power rates.

These auctions are indeed organized in several phases. A distinction is made between “old” energy (existing capacities) and “new” (new developments/extensions of existing sites), with the latter benefiting from contracts with longer terms.

Private and public producers participated actively in the new energy auctions, and the government believes that the system is an efficient vector for attracting the investments required to increase energy production.

In Brazil, SEI holds 68.71% of Tractebel Energia (TBLE), the largest independent power producer in Brazil, with 6,870 MW of installed capacity. SEI sells its electricity primarily through long-term agreements with distributors and industrial customers.

The auctions held in June 2006 allowed Tractebel Energia to sell an average of 220 MW and 273 MW, generated by the existing hydroelectric power plants of Itá and Cana Brava, respectively, at a current average price indexed at IPCA of euros 46.67/MWh. The supply will spread over 30 years starting in 2009.

In October 2006, Tractebel Energia sold an average of 148 MW at euros 50/MWh. The power will be generated by the São Salvador power plant (241 MW) over a period of 30 years starting in 2011.

Since the end of the 1990s, Peru has been gradually restructuring its power market, especially through privatization and deregulation efforts.

A significant part of the country’s hydroelectric production still belongs to the State. The weight of private participants should nevertheless continue to grow even in the absence of new privatizations, as long as public companies refrain from increasing their capacities.

The latest development in regulation can be explained by the relative reluctance of private players to close PPA deals with distribution companies at node prices. Private businesses focus on power sales at higher spot prices, and show only a limited interest in regulated sales. Discussions occurred between the regulator and private businesses in order to divide medium-term PPA contracts for supplying distribution companies between producers.

In Peru, SEI is present through Enersur (power generation), Cálidda (GNLC) (gas distribution), TIS (retail power sales in the medium and large power segment), and a minority interest in TGP (the respective gas pipelines of Camisea for gas and condensates).

SEI holds a 61.73% interest in Enersur, its principal activity. It was the fourth-largest electricity generator in terms of size in 2005, with electricity generation of 674 MW.

The company operates two thermal power plants and holds exclusive usufruct rights to the Yuncan hydroelectric power plant (130 MW).

In December 2006, Enersur commissioned the Chilca 1 thermal plant for commercial use. Chilca 1 is an open-cycle facility representing 172 MW of power, located close to the capital city of Lima.

The Chilean regulatory environment has remained relatively stable since its transposition in 1982, when the electricity sector was entirely privatized.

The regulatory amendments in early 2004 mainly concerned the clarification of the transmission issues. The Corta law (Ley Corta) clearly defines the allocation of transmission costs.

SEI also maintains a significant presence in the Chilean market (in association with local partners), where it is one of the leading operators with Electroandina (33.25% stake), the largest producer in the SING network (northern Chile), with an installed capacity of 938 MW, and Edelnor (27.38% stake), the third-largest producer in the SING network with 681 MW.

Since the resale of its minority position in the power generator Colbun (19% presence) SEI is no longer present on the SIC network (central Chile).

The gas crisis, which started in Argentina in 2004, has affected Chilean activities since then. Individualized negotiations conducted by the Argentine government in the context of its negotiations with gas producers complicated the planning and management of the crisis for the sector’s players (gas and electricity in Argentina, electricity in Chile) to a considerable degree. SEI is expecting to face unpredictable supply conditions, depending on the climate and decisions from the Argentine side.

The uncertain supply conditions of the Bolivian market are another factor in the crisis. The Argentine authorities have decided to accept the expensive purchase conditions set by La Paz to resolve the supply crisis in the short term and use exports to Chile to amortize the price.

Gasoducto Norandino, in which SEI has a 84.7% stake, owns and operates a gas pipeline designed to import 3.22 billion m³ of natural gas a year, which is used primarily for power generation, between Argentina and northern Chile. SEI also owns a small distribution company called Distrinor, which is supported by Norandino and focuses on industrial demand.

SEI has a presence in Argentina through Litoral Gas, one of the four largest gas distribution companies in the country, in which it has a 64.16% interest, and Energy Consulting Services, a consulting and sales company in which it owns 46.6%.

Asia, Middle East and Africa

In the Asia, Middle East, and Africa area, SEI is mostly present in Thailand, Laos, the countries of the Persian Gulf Cooperation Council, and in Turkey.

In Thailand, SEI holds a 69.11% stake in Glow Energy. SEI successfully completed the extension of its facilities (by adding 38 MW and 70 tons/hour of steam) in early 2006 and currently has an installed capacity of

1,704 MW and 900 metric tons of steam. Glow Energy supplies power to the public distributor EGAT as well as power, steam, and treated water to a portfolio of approximately 30 large industrial clients in the Map Ta Phut region. Glow Energy has been listed on the Bangkok stock exchange since April 2005.

In December 2006, Glow Energy signed two new major power supply contracts with petrochemical companies, which are subsidiaries of the Siam Cement group. The agreements are for a period of 20 years and represent an approximate value of 500-600 million dollars. To meet the terms of this contract and other new contracts, Glow Energy is planning the construction of additional production capacity.

Thailand experienced political instability in 2006. On September 19, the military overthrew the Prime Minister Thaksin Shinawatra. In October, Sonthi Boonyaratglin, head of the military and leader of the coup d’état, installed Surayad Chulanont as Prime Minister and presented a provisional constitution. King Bhumibol Adulyadej approved these actions. The new Energy Minister appointed by Chulanont indicated that the plans to privatize EGAT (public distributor) would not be continued, given the country’s current situation. He also indicated his desire to create an independent regulation organization in the electricity and gas sectors (as all the members of the electricity regulation Council had resigned after the appointment of the new minister). Finally, he indicated his commitment to the launch of a new independent power production program in Thailand. This being the case, it could be asserted that, whereas the regulatory environment after the coup d’état was clearly in a transitional phase and lacked clarity, the changes in the political climate described above have had limited impact on the activities of Glow Energy to date. Glow energy is getting ready to submit one or more offers related to new projects of independent electricity generators, if the request for proposals is launched.

SEI holds a 69.80% stake in the Houay Ho project, the 153 MW hydroelectric power plant in Laos. In addition, the power plant sells nearly all its production to EGAT under a long-term contract.

SEI also has a 40% ownership share in PTTNGD Co. Ltd., which distributes natural gas to industrial clients in the Bangkok region. The company is 58% owned by PTT PCL, a Thai national oil, gas, and petrochemical company.

In Korea, SEI sold its 75% stake in Hanjin City Gas, a regulated natural gas distribution company operating in the region covered by its concession, i.e., the metropolitan areas of northeastern Seoul and the province of Kyunggi. SEI had negotiated a sales contract with a buyer, following which Hanjin Heavy Industries, in compliance with the terms and conditions of the shareholders’ agreement, exercised its preemption rights and acquired the interest previously held by SEI. After this transaction, SEI closed its representation office in Seoul.

SEI had the following positions in the countries of the Persian Gulf Cooperation Council:

•	a 32.81% ownership share in UPC, a 289 MW power station located in Oman;

•	a 20% ownership share in Taweelah A1, a desalination water facility generating 1,360 MW of power and 385,000 m3 of desalinized water a day in Abu Dhabi;

•
a 50% ownership share in Sohar, a project comprising a combined cycle turbine of 586 MW and a desalinization plant with a capacity of 150,000 m3/day. This plant is currently under construction. It successfully supplied its first megawatts (maximum capacity of 360 MW) in May 2006. The facility should be fully operational on the commercial level in April 2007;

•
a 45% ownership share in Al Ezzel, the first independent power generation project granted in the context of the privatization program implemented by the Bahrain government. This project comprises a 954-MW combined cycle turbine power plant. It successfully supplied its first megawatts (maximum capacity of 470 MW) in May 2006. The installation should be fully operational on the commercial level by April 2007;

•
a 30% stake in Al Hidd, also located in Bahrain. The project comprises an existing combined cycle gas turbine with power of 930 MW, desalinization facility with a capacity of 136,000 m3/day, and a desalinization extension with a capacity of 273,000 m3/day scheduled to come into service by the end of 2007. The signing of a Power and Water Purchase Agreement (PWPA) with the Bahrain Ministry for Power and Water, the transfer of existing assets, and the financial closing as part of the project’s financial provisions were finalized in 2006.

In addition, the market for new electrical projects in countries of the Persian Gulf Cooperation Council remained very active in 2006. SEI actively participated in several competitive calls for tender, and won two of them:

In December, as part of a consortium comprising Mubadala Development and National Trading Company, SEI won the Barka 2 independent water and electricity generation project in the Sultanate of Oman. Also in December, SEI, in consortium with Gulf Investment Corporation and Arabian Company for Water & Power Projects, signed a BOOT contract for an independent water and electricity production project with a capacity of 2,745 MW and 800,000 m3/day located at Jubail, in the Northeastern part of Saudi Arabia.

SEI also owns 95% of a 763-MW combined cycle plant located in Baymina, Turkey.

Independently of the activities that it deploys on these existing markets, SEI continued its development efforts in other regions of the Asia, Middle East, and Africa region. These countries include, in particular, India and South Africa (where SEI has representation offices), Vietnam, and the Philippines.

LNG

LNG activities consist of the shipping of liquefied natural gas between producer countries and importing countries using infrastructure (LNG liquefaction and regasification terminals) and vessels specially designed for this purpose.

SUEZ Global LNG, a wholly-owned subsidiary of SEI based in Luxembourg and London, is responsible for the following activities:

•	sourcing the LNG supply for SEI;

•	executing all SEI’s short-term LNG trading activities;

•	managing SEI’s fleet of LNG tankers;

•	coordinating LNG supply negotiations for the SUEZ Group;

•	promoting the development of new long-term LNG projects; and

•	management of all SEI interests in liquefaction projects.

The development projects for regasification terminals and existing installations, as well as certain LNG long term supply contracts, are the responsibility of SEI regional entities. For example, the Everett regasification facility near Boston belongs to SUEZ Energy North America. SEI currently operates four LNG tankers, with a total capacity of 539,000 m3. Three new vessels were ordered to ensure the supply of Yemen LNG (2.5 million tons/year), whose launch is scheduled for mid 2009.

In 2006, SUEZ LNG Trading SA also signed with Brass LNG a Memorandum of Understanding for the purchase of 2 million tons of liquefied natural gas (LNG) a year over a period of 20 years.

In Trinidad and Tobago, SUEZ Global LNG manages a 10% interest in Atlantic LNG 1, which owns and operates one of the three existing liquefaction trains, with a production capacity of 3.3 million tons of LNG per year. Atlantic LNG 1 shareholders also own the rights and related privileges to future expansions of up to six liquefaction trains. SEI is not a co-investor in trains 2, 3 and 4.

Suez Energy Services

Regulatory environment

The primary regulatory changes that have had an impact on SES businesses include, both at the European and national or regional level:

•	wider and more restrictive environmental standards regarding, in particular, the goal to control greenhouse gases;

•	the introduction of restrictions to improve energy efficiency;

•	the deregulation of energy contracts;

•	the development of public-private partnerships.

This regulatory trend, combined with increased energy prices, provide SES with opportunities for growth. As these regulations are imposed on clients, they need the services of specialists in heating, electricity, and the environment who are capable of designing, developing, and managing their facilities under optimal financial conditions. Through the unique complementarity of its activities and expertise, SES is ideally placed to meet these growing needs.

Description of activities

Engineering -- Design

Tractebel Engineering, SUEZ Group, is one of the leading engineering consulting firms in Europe. Its approximately 2,400 or so employees offer advanced solutions in engineering and consulting to public and private clients in the electricity, nuclear, gas, industry, and infrastructures sectors. Tractebel Engineering also offers a range of innovative and sustainable solutions throughout the life cycle of its clients’ facilities such as feasibility studies, investment projects, operations and maintenance assistance, and dismantling.

Installations and related services – building and maintenance

Through subsidiaries such as Axima, Endel, Ineo, Fabricom GTI, and GTI, SUEZ Energy Services builds and maintains electrical, mechanical, and HVAC facilities for industry, infrastructure and tertiary sectors. The business line also provides services related to these activities:

•
in local activities, the entrepreneurial culture is reflected in giving customers service at their facilities that meets their needs and is enhanced by access to the leverage of a European network and the complementary nature of the services offered;

•
in specialty activities, development is supported by a high degree of proficiency in basic technologies, so that cutting edge developments can be offered and relevant assistance to clients in their technological development provided.

Project management remains a decisive factor in facilities and related services activities: the strict control of offerings such as costs and contractual aspects during performance will determine the final profitability of each project.

Energy services – optimizing and operating

As experts in Energy Services Solutions derived from the concept of delegated management and outsourcing, Elyo and Axima Services offer comprehensive, innovative solutions to highly diversified clients (companies, local governments, managers of residential or industrial sites). Elyo and Axima Services design and operate long-term, effective, and all-inclusive solutions with guaranteed results while remaining environmentally friendly:

•	management of the energy and utilities required in industrial processes;

•	management and maintenance of thermal and technical equipment;

•	facilities management;

•	management of local energy networks.

With a wealth of expertise as integrators and strong local relationships, Elyo and Axima Services intend to confirm their positions as European leaders by taking advantage of the growth opportunities afforded by cost optimization, the reorientation of companies towards their core businesses, the opening up of energy markets, and the recognition of environmental restrictions. Axima Services has also expanded its services to include airport technologies, baggage sorting systems, boarding bridges, and aircraft approach systems.

Power and Gas Companies

Power and Gas Companies specialize in the production and distribution of electricity in Monaco, Casablanca in  Morocco, and the Pacific (New Caledonia, French Polynesia, Vanuatu, Wallis and Futuna). They are partners in the development of these territories because they provide international quality services with the support of a major Group.

Markets and Competition

The production and marketing of electricity and the marketing of gas are sectors of activity which are largely open to competition in Europe and the United States. However, activities which constitute natural monopolies – like the transport of electricity and, to some extent, the transport of gas – are strictly regulated. Elsewhere in the world, with just a few exceptions, markets are less open to competition, and international players operate in more regulated environments, usually under the terms of long-term contracts.

In Europe, the main competitors of Electrabel and Distrigas on markets open to competition are: in electricity, the German companies E.ON and RWE, the French company EDF and the Italian company ENEL; in gas, all the major gas companies such as E.ON – Ruhrgas and WinGas. New competitors are also emerging, such as the large European gas producers or other players specialized in marketing activities, like the British company Centrica (which has established a position on the Belgian market). With respect to Fluxys, one of the new requirements to emerge from the transposition into Belgian law of the 2nd European gas directive, is the official designation of one or more operators. The law stipulates a procedure to appoint an operator for the natural gas transmission network, for the natural gas storage facilities and for the LNG terminaling facilities. Pursuant to the law, Fluxys and Fluxys LNG were appointed operators under the non-definitive scheme in 2006. A notice was published in the Belgian Official Journal on February 21, 2007 inviting applicant operators to submit an application to be appointed operator under the definitive system. Fluxys is currently preparing its application. It is expected that operators will be appointed under the definitive system before the end of 2007: applicant operators must submit their file within 3 months, the Council of Ministers then has 6 months to take a decision. The appointment as a system operator under the definitive system is valid for a renewable period of 20 years.

The Group is also applying an ambitious LNG development strategy. With SUEZ LNG NA and Fluxys, SUEZ has LNG terminals on both sides of the Atlantic. It also has an equity interest in a liquefaction plant in Trinidad and has been awarded several long-term LNG supply contracts. This gives it significant arbitrage capacities. SUEZ reckons that the LNG segment of the gas sector will be growing rapidly, in the face of declining gas reserves in the United States and the improvement of LNG technologies in particular.

There are no more electricity over-capacities in most American regions, although a few areas are still suffering from surplus capacity, aggravated by the slowing down of the deregulation process. In the short term, spark-spreads are too low in several regions for electricity producers to obtain a profitability ratio that is higher than their cost of capital when they trade on the spot market. It is difficult to predict whether the increase in demand and the shutting down of obsolete power plants will succeed in absorbing the excess capacity in the medium-term.

While a resurgence of electricity generation using coal and nuclear power could constitute an additional threat for the long-term profitability of combined cycle power plants against a backdrop of high gas prices, the political and environmental issues tied to these fuels are obstacles that will be difficult to overcome, especially in markets such as the Northeastern United States. Nuclear power is not well-perceived by the general public, despite the fact that the sector has on the whole continued the operation of existing power plants without any incidents. The American government has adopted a limited incentive program aimed at marketing integrated coal gasification technologies. However, this technology is not expected to experience significant rapid growth because of its high capital cost and lack of flexibility. The technology could pose a threat at some point if the obstacles to the installation of new transmission lines that could connect existing or planned coal facilities to high consumption markets are removed.

There are many LNG supply projects on the East Coast of the United States. Most of them have not obtained all the necessary licenses. The Canaport LNG regasification terminal, which is expected to supply markets in Eastern Canada and New England and is to be built in the Canadian maritime provinces, received government approval in 2005. Construction began in 2006. Apart from supplies from Repsol, a member of the consortium, the source of supply of this terminal remains unknown. Given that the terminal is located upstream of the gas pipeline of the Maritime Provinces, its effects on the price of gas in New England remain very uncertain. Another LNG project planned in Weaver’s Cove in southeastern Massachusetts, was granted a license by the FERC in 2005. However, the project is facing serious problems related to its location, supply sources, and the provisions of the most recent energy legislation, which will prevent traffic to the site. Its success is therefore in question. The FERC rejected another application concerning an LNG terminal project in Rhode Island. Two projects that are to be located on the Massachusetts coast have received preliminary authorization from the federal authorities, prior to the finalization of the application procedure for federal approval. Suez owns and operates one of these projects, Neptune LNG. The two projects aim to provide the region with additional natural gas supplies via the utilization of a leading-edge off-shore LNG technology.

Energy demand continued to grow steadily in most of South America. Reserve margins have dropped in all the markets of the continent and are becoming very narrow.

Prices are generally on the increase in accordance with fuel trends. However, the specific characteristics of each market are significantly different. The Pacific axis (Chile, Peru) remains more orthodox, and prices tend to be influenced by hydrological conditions, fuel trends, and the cost of new expansions. On the Atlantic Coast, while Brazil attracts new private investments and Argentina is relying on public investment, governments have succeeded in keeping down price increases. Priority was given to preventing or delaying these price increases, at least for existing power plants. Complex, specific regulations have been set up to encourage and boost new expansions.

Demand for gas has significantly increased on all South American markets because of economic growth and its substitution for liquid fuels.

Oil companies continued to invest in Peru and Brazil, but have put projects on hold in Argentina and Bolivia because of state intervention and uncertainty about the future regulatory framework. This situation has led to the fragmentation of the market and resulted in unmet demand in Chile, Uruguay and Argentina.

In Asia, the Middle-East and Africa, SEI mainly operates as an independent electricity producer and sells its production to state-owned distribution companies or directly to its industrial clients. The growth in energy demand is generally high in this region. The contracting of additional capacity requirements to independent electricity producers varies from one market to another. Saudi Arabia plays an increasingly key role in the regional organization, the Cooperation Council for the Arab States of the Gulf (formerly known as the Gulf Cooperation Council), which is respected for the clarity of its regulatory framework. Opportunities for new viable investments in independent electricity production projects should also appear in other parts of Asia, the Middle-East and Africa, particularly in Southeast Asia, North Africa and the southern region of Africa.

SEI is a company with diverse businesses that operates in several countries and in a number of segments of the gas and electricity value chain. Consequently, it also has a large and diverse range of competitors, that are often regional public corporations and local private players, as well as regional or international corporations. Since the withdrawal of a certain number of American and European companies that chose to refocus on their traditional markets after the collapse of Enron, new players from Japan, Korea, Hong Kong, Malaysia and Singapore have emerged as regional competitors. These companies, which have taken part in projects under long-term contracts in their country of origin, have stepped up efforts to export their expertise via their export credit agencies. With the free circulation of capital, financial investors, attracted by the low level of risk and the profitability of these programs, are increasingly seeking out energy projects and acquisitions featuring regulated or fixed revenues.

Oil and gas companies like ExxonMobil, Shell, BP, Total and BG Group have emerged as major competitors for LNG activities in the Atlantic basin.

The geographic area covered by SUEZ Energy Services is essentially in Europe: this division is ranked number one in France, Belgium and the Netherlands, has a strong position in neighboring countries, and offers an initial base for expansion into countries located further away, such as Central Europe.

Since its three market segments – Industry, Tertiary (including collective housing), and Infrastructure – have different economic cycles, this business line has relatively little exposure to risks related to changes in the economic outlook.

Although the Industry market is experiencing stagnation in its investments, this segment offers growth opportunities for targeted service activities, which benefit from the outsourcing trend, the strengthening of environmental constraints and the search for efficient energy.

The development of Public/Private partnerships, especially in the Services sector, is a favorable factor for the growth in facilities and services activities.

Finally, the Infrastructure market remains attractive due to numerous initiatives taken by local authorities to improve mobility and security. SUEZ Energy Services is also recognized as a major player in this market through niche activities in transportation and intelligent security technologies.

With a good balance of activities (50% in production facilities and related services, 44% in services and 6% in engineering), the division holds a unique portfolio of complementary businesses in the European market that sets it apart from its competitors.

Its competitors are generally smaller in size and include, most notably, Vinci Energy, ACS, Cegelec, Amec-Spie and Imtech for operations at facilities and Dalkia, Cofatech and Johnson Controls for service-related activities.

The complementarity of the Group’s different divisions is also an advantage for SUEZ Energy Services, if, for example, it is called upon to provide services while supplying electricity and gas to a deregulated market and/or provide services related to water and waste services.

ENVIRONMENT

Through its SUEZ Environment division (SE), SUEZ has full control over the water and waste cycle. SUEZ Environment provides the services and equipment that are essential to human life, human health, and the protection of the environment.

The Group designs and builds facilities for producing drinking water which is later distributed to customers, collects and treats wastewater and managers, and recycles the waste produced by domestic and industrial activities. The Group also provides surveying and consulting services in the field of water and the environment.

SUEZ Environment seeks to be the benchmark player in the regions of the world where it has a presence. Being the benchmark player means that the company is consulted by market players of their own accord and that it is recognized by its customers for its knowhow and expertise.

SE continued its profitable organic growth efforts in 2006 by following through with its action plan, which is focused on improving operating profitability, controlling investments, and reducing risks.

Organization and key figures

The following table presents comparable revenue and employee figures for the Environment businesses, for the last three fiscal years.

	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
	(in € millions, except employee data)
Sales revenues	11,439	11,089	10,537
Number of employees	57,446	72,130	72,781

Organization

SUEZ Environment brings together delegated water and sanitation management, water treatment engineering, and waste collection and treatment activities.

The various activities are divided into the following four business units:

•	Europe Water;

•	Europe Waste Services;

•	International Water and Waste Services; and

•	Degrémont.

Water Europe

Water Europe had sales revenues of €3.8 billion in 2006. Europe is the domestic market for SUEZ Environment.

Lyonnaise des Eaux accounts for 48% of revenues earned in Europe, with the balance being generated by Spain via the Group’s partnership with Aguas de Barcelona (Agbar).

SUEZ Environment is also present in Germany (Eurawasser), and Central Europe (Hungariavitz, Ovak and Spas).

Waste Services Europe

Waste Services Europe had sales revenues of €5.0 billion in 2006. SUEZ Environment is centered on the following subsidiaries: SITA France and its specialized subsidiaries, including Novergie and TERIS for hazardous waste, SITA UK, SITA Deutschland, SITA Nederland, SITA Sverige in Scandinavia, and SITA Belgium. In 2006, SUEZ Environment created Terralys, subsidiary specialized in sludge treatment.

Water and Waste Services International

Water and Waste Services International had sales revenues of €1.6 billion in 2006. Outside of Europe, SUEZ Environment has Water and Waste Services operations in 15 countries but has focused primarily on building a strong presence in certain regions: North America, Australia, North Africa, the Middle East and China.

As the Water and Waste Services businesses share a common structure, they are able to implement operating cost synergies on the ground, provide joint offers, and, depending on the country, make use of the commercial development already accomplished by each business.

Degrémont

Degrémont, a wholly-owned subsidiary of SUEZ Environment, specializes in water treatment stations. Degrémont had sales revenues of €1.0 billion in 2006.

Degrémont is organized according to the market. For example, the Europe Business Line (sub-divided into southern and northern Europe) and the International Business Line are organized as profit centers and have their own funds for marketing and work sites. Sharing engineering capabilities and expertise and implementing a network of local associates (technical directors, executive directors, etc.) and a global network of engineering offices (India, China, Chile, Europe) allows the business lines not to be geographically bound, thereby mobilizing all the Group’s resources when required to meet needs. In 2006, the Business Line comprising the equipment subsidiaries (such as Innoplana, Ozonia, Aquasource and Infilco Degrémont) took the name of Degrémont Technologies.

Strategy and Commercial Development

Pursuant to its 2005-2012 strategic plan, SUEZ Environment continued its policy of mainly organic, selective, controlled, and profitable growth.

For water businesses, this involves offering water services that cover the entire cycle, at a municipal or regional scale, to optimize resources and know-how. On the international scene, the Group intends to rely on local partnerships in order to limit risks and ensure a long-term presence.

For waste services, it is the goal of SUEZ Environment to achieve critical mass in the countries where it does business and control the entire cycle as part of dynamic consolidation in Northern Europe. Outside the European region, the Group also aims to consolidate its positions around existing bases, especially in China.

The extremely high and restrictive environmental standards in Europe sustain growing demand for comprehensive, sophisticated, and reliable services. Due to requirements to control public expenditures and search for optimum efficiency, these markets are receptive to private companies and the use of various contract forms to organize the collaboration of public and private players - as evidenced in 2006, with the materialization of Private Finance Initiatives in the UK in particular.

On the strength of its status as a major player in environmental services in this zone, SUEZ Environment believes that its proven experience, competitive position, and size are advantages that allow it to build on developing trends while making best use of available external financing to fund infrastructures (European funds, bilateral aid, etc.) and/or partnership agreements with local companies.

In 2006, SUEZ Environment won or renewed numerous contracts in France, which remains its principal market. Contracts on the French water market included the 25-year public service sanitation concession between the Briançonnais community of Municipalities and Lyonnaise des Eaux. In waste services, SE was awarded the contract to construct and operate a complex multi-channel waste treatment complex in Clermont-Ferrand, in addition to the contract that was jointly awarded to TIRU for the operation of the waste treatment facility in Issy-les-Moulineaux (ISSEANE). The new contract that was awarded in 2005 for household waste collection and sorting by the urban community of Dijon went into effect on January 1, 2006.

In addition, Suez Environment has acquired a benchmark position on the waste management services market in the UK, to the benefit of two very large projects: the enforcement of Private Finance Initiative (PFI) contracts between the County of Cornwall and Suez Environment for the management of all waste from the district over 30 years and the signature of the same type of contract for the management of all household waste generated by the 300,000 inhabitants of the Northumberland region, located in the northeastern part of the country, over 28 years.

Outside the European Union, SUEZ Environment has focused on consolidating its presence around bases established in key countries for its activities, in particular in China, the United States, Australia, the Middle East, and North Africa. In these countries, the primary challenge faced by SUEZ Environment is to consolidate its positions and optimize profitability before considering new developments.

The implementation of the Algiers management contract is a key factor in the deployment of this strategy in 2006, as are several major agreements in China. The joint venture, in which the Chongqing Water Corporation (32 million inhabitants, one of the largest urban areas in the world) and SUEZ Group subsidiary Sino- French Water Developmentare represented equally, was granted a concession to manage, operate, and maintain a wastewater treatment facility with a capacity of 300,000 m3/day in Tangjiatuo for period of 30 years. SUEZ Environment also signed a 30-year concession contract for water service management for the city of Changshu, near Shanghai. Lastly, in 2006, the authorities of the City of Shanghai and Suez Environment inaugurated the first Research and Development center devoted to industrial waste water and hazardous waste. The R&D center is located in the center of the Shanghai Chemical Industry Park (SCIP), the largest industrial petrochemicals site in Asia. This event, which occurred at the same time as the Group’s commissioning of the incinerator for the park’s hazardous waste (which was awarded in 2003), marks the desire to explore new methods of industrial cooperation and services improvement

In the rest of the world, SUEZ Environment continued its highly selective development, which is driven primarily by its equipment supply and services activities (see paragraph below on Degrémont) and supported by international financial institutions, in accordance with the Group’s self-imposed profitability and risk-control requirements, especially in so-called emerging countries.

Through the positioning of its businesses, Degrémont plays a special role in all of these developments, particularly on the international level.

The company experienced yet another year with a high number of orders for its design-construction services, which remain its principal growth vectors, as evidenced by the major contracts won in 2006: the awarding of the design, construction, and operation contract of the wastewater depollution station in Budapest, the largest in Hungary to the consortium CSEPEL (Degrémont, OTV, Colas) for a period of 4 years; the signature of a contract with the investment company Qatari Diar for the design, construction, and operation of the Lusail wastewater treatment plant (after the Doha West plant in 2005) for a period of 10 years. In 2006, Degrémont also closed 3 deals in India (the construction of the Delhi wastewater treatment plant, the construction of the extension and operation of the Bangalore drinking water plant, and the construction of the Jaipur drinking water plant in partnership with Larson&Toubro), as well as the design and construction of the drinking water plants of the city of Tianjin (China)

and Macao. Lastly, in partnership with Acciona Agua and Acciona Infrastructuras, Degrémont won the contract for the design and construction of the Cabo Priorino Ferrol purification station in Spain.

In France, Degrémont won several contracts in drinking water production, with its ultra-filtering membranes, and wastewater treatment. For the production of drinking water, Degrémont will ensure the construction of the new plant of the Syndicat de la Haute Vallée de la Vie (2 000 m3/h – Apremont, Vendée), just as that of the SIDEDA plant in Bolbec-Gruchet Le Valasse (7 800 m3/ j – Seine-Maritime) and the Saintes plant. Furthermore, the Syndicat Intercommunal de la Vallée supérieure de l’Orge (SIVSO) selected Degrémont, in partnership with Razel, for the design and construction of the new wastewater treatment station in Ollainville (60,000 eq. inhabitants).

After the references acquired in Australia, the United Arab Emirates, Jordan, Curaçao, and Chile, Degrémont confirmed its leadership position in the design of optimized solutions in desalinization by reverse osmosis by conducting multiple projects of various sizes everywhere in the world, such as the design, construction, and operation of a plant with a capacity of 200,000 m3/jour for the city of Barcelona (in partnership with Aguas de Barcelona), the largest desalinization plant in Europe, for 2 years or for the Independent Water and Power Project of Barka (Sultanate of Oman), the construction of the desalinization unit for a capacity of 120,000 m3/day.

These references are completed by those of Ondeo IS, which delivered a desalinization unit on skid (reverse osmosis) to Total.

In 2006, SUEZ Environment continued the dynamic management of its asset portfolio, which complemented its commercial developments.

In Argentina, Aguas Provinciales of Santa Fe requested the termination of the concession contract from the local authorities in May 2005, and the local authorities resumed services in February 2006. Furthermore, the term of the Aguas Argentinas contract ended on March 21, 2006, and the service was taken over by an entity created and controlled by the government. In Cordoba, SUEZ Environment and Agbar transferred the control of ACSA to local partners. In Bolivia, due to political developments, the State decided to take over control of Aguas del Ilimani, subsidiary of SUEZ Environment. In this context, an amicable solution that allowed the return of the service to the public sector was reached at the end of 2006; the transfer became effective on January 4, 2007. In Brazil, SUEZ Environment successfully transferred its entire ownership share in the water and waste management sectors. Accordingly, at the end of 2006, SUEZ Environment terminated its public service delegation activities in Latin America. Other Group entities such as Degrémont, Safège, or Agbar will continue to develop our activities in this region, based on other types of agreements.

In Australia, SUEZ Environment created a joint venture with CEC Group by acquiring 50% of CEC Group Recovery Ltd and thereby expanded its recovery of waste products through composting business.

In the United States, SUEZ Environment transferred its subsidiary Teris NA, which specializes in toxic wastes, to Clean Harbor Inc.

In France, SITA acquired, among others, the company SIREC, which specializes in waste recycling of steel, ferrous and non-ferrous metals, pneumatic plastics, rubbers, cables, and electrical equipment.

In Indonesia, SUEZ Environment transferred 30% of its ownership share in PT PAM Lyonnaise Jaya to a local partner (PT Astratel Nusantra) and 19% to Citigroup Financial Products Inc. The Group retains a majority interest of 51%.

In the UK, Aguas de Barcelona (Agbar) acquired the company Bristol Water, which supplies drinking water to 1 million people.

Lastly, Sita UK acquired Hemmings (Bristol) and improved its regional presence in the industrial and commercial waste segment.

Significant events

January 2006

•	SITA CZ starts on the cleanup work at the Spolana chemical complex north of Prague. This project will treat over 35,000 tons of contaminated materials and total 90 million euros.

•	Extension with Agbar of the Granada water and waste treatment contract for a term of 25 years and a population of 333,000 inhabitants served.

February 2006

•
The Research and Development Center of SUEZ Environment (CIRSEE) inaugurates a new olfactometry laboratory, an essential tool in its research program dedicated to managing nuisance odors around its facilities.

•	Sita Deutschland successfully extends its contract with Rhein- Sieg-Kreis for five years.

March 2006

•
Lyonnaise des Eaux signs a public service concession agreement for waste treatment for a term of 25 years with the Briançonnais Community of Municipalities (Hautes-Alpes). Total revenues amount to 115 million euros.

•	The Aguas Argentinas water and waste treatment concession expired on March 21, 2006, and service was assumed by an entity created and controlled by the government.

April 2006

•
SUEZ Environment begins its service agreement in Algiers to modernize the city’s water and waste treatment service. This contract, the initial term of which lasts five years, represents a total of approximately 120 million euros.

•
Degrémont wins a 10-year contract to design, build, and operate the waste water treatment plant in Lusail (Qatar). The plant will treat 60,000 m3/day of waste water for a population of about 200,000 inhabitants and a total amount of 143 million euros.

•	Agbar subsidiary Applus acquires RTD, the European leader in non-destructive tests and inspection services. RTD’s revenues total 94 million euros.

•	Agbar acquires the Bristol Water company, which supplies water to one million persons in an area of 2,400 km2. The annual revenues of Bristol Water Group total 122 million euros.

May 2006

•
SUEZ Environment creates Terralys, a joint venture of SITA France and Lyonnaise des Eaux, which brings together all of the expertise, skills, and equipment of the group’s companies to treat purification sludge.

•	Agbar subsidiary Applus+ acquires the K1 company, the second largest vehicle inspection operator in Finland.

•	Degrémont wins the contract to commission the drinking water production plant in Taksebt, Algeria (605,000 m3/day), for a term of 37 months and a total of 38 million euros.

June 2006

•
The SYCTOM of the Paris metropolitan area awards SITA France the operation of the Isseane incineration plant, in partnership with TIRU (an EDF subsidiary). Total revenues over a 13-year period are approximated at 253 million euros (60% TIRU / 40% SITA).

•
Ondeo Industrial Services launches an operating and maintenance agreement with SEAGATE Technologies (the world leader in the manufacture of hard drives) for complete management of the water cycle at their site in Limavidy (Northern Ireland) for a period of five years and a total of 16 million euros.

July-August 2006

•
SUEZ Environment sells 49% of its stake in PT PAM Lyonnaise Jaya (PALYJA) to local partner PT Astratel Nusantara (30%) and Citigroup Financial Products Inc. (19%). SUEZ Environment remains the majority owner at 51%.

•
Degrémont and Aguas de Barcelona win a two-year contract for the design, construction, and operation of the reverse osmosis desalination plant in the city of Barcelona. The contract totals 159 million euros. This plant will have a capacity of 200,000 m3/ day and be the largest desalination plant in Europe.

•	Extension with Agbar of the Alicante water and waste treatment contract (50% Agbar) for a term of 20 years and a population of 725,000 served.

•	SITA UK acquires the Hemmings waste treatment company based in Bristol in southwest England. Hemmings’ total revenues amount to 20 million euros.

•	SITA Nederland wins a 10-year management contract for selective glass collection for 14 municipalities in the Peel and Kempen region for a total amount of 30 million euros.

•	United Water signs water rate increases in the states of Pennsylvania and Idaho.

•	SITA USA, a wholly-owned subsidiary of SUEZ Environment, sells Teris LLC, its waste treatment subsidiary that specializes in hazardous wastes based in Dallas, Texas, to Clean Harbors, Inc.

September 2006

•
SUEZ and the city of Chongqing sign a 30-year concession rights agreement for the operation of a waste water treatment plan with a capacity of 300,000 m3/day in Tangjiatuo. This contract also includes management of the waste water treatment service for the Jiang Bei/Yubei sector (northern section of Chongqing) for 30 years.

•	Lyonnaise des Eaux renews the public service water delegation contract with the city of Créteil in France for a period of 15 years and a total amount of 124 million euros.

October 2006

•
Lyonnaise des Eaux renews its water and waste treatment public service contract for Saint-Martin-de-Belleville, les Ménuires, and Val-Thorens for a period of 12 years and a total amount of 38 million euros.

•	SITA France and ENDEL win the first contract to dismantle a military vessel, the Lucifer, for 3.3 million euros.

•
SITA France creates a Recycling Unit (after acquiring the SIREC company, which has annual revenues of 95 million euros) that is made up of 5 divisions: SITA Tires, SITA Plastics, SITA Wood, SITA Metals, and SITA Corrugated Paper. This Unit will have projected revenues of 315 million euros.

•	SUEZ Environment wins a concession to manage the water service for the city of Changshu, near Shanghai. The total revenues from this 30-year contract will be more than one billion euros.

•	Degrémont wins a 13 million euro contract to design and build a drinking water plant with a capacity of 60,000 m3/day for the city of Macao.

•	SITA Australia creates a joint venture with CEC Group and expands its recovery of waste products through its composting business.

November 2006

•	SITA UK and the County of Cornwall (Great Britain) sign a 1.5 billion euro Private Finance Initiative (PFI) agreement for the management of all waste in the region for 30 years.

•
Lyonnaise des Eaux launches the work on the new waste water treatment plant in Vallauris Golfe-Juan, construction of which was awarded to Degrémont and GTM. With a capacity of 64,000 equivalent inhabitants, the station represents a total investment of 30 million euros, of which 19 million euros will be financed by Lyonnaise des Eaux.

•
As part of the five-year revision of the water concession contract for Bordeaux, Lyonnaise des Eaux and the Urban Community of Bordeaux sign an amendment governing investments and the price of water for the period from 2006 to 2021.

•
Esterra (a 50% subsidiary of SITA France) renews its contract for the collection of household waste and the management of drop-off centers for the Urban Community of Metropolitan Lille for a period of 7 years and a total amount of 53 million euros.

December 2006

•
Degrémont, which is part of a consortium led by SUEZ Energy International, wins the IWPP (Independent Water and Power Project) for Barka, in the Sultanate of Oman. This project includes the construction and operation of a power plant coupled with a seawater desalinization plant built by Degrémont. This plant will produce 678 MW and 120,000 m3/day of water. The contract will generate total revenues of approximately USD 3 billion over a period of 15 years.

•
SITA UK signs a 28-year Private Finance Initiative (PFI) contract representing more than 1 billion euros to manage all the household waste for 300,000 residents of the Northumberland region in northeastern England.

•	An agreement to sell the ownership share held by SUEZ/Agbar in Aguas Cordobesas is signed with the local partner, the Roggio group, thus terminating Water activity in Argentina.

•	Lyonnaise des Eaux renews its waste and waste treatment public service agreement with the Syndicat d’Agglomération Nouvelle de Sénart for a period of 15 years and a total amount of 118 million euros.

•	Agbar sells EMTE, its engineering subsidiary.

•	United Water signs water rate hikes in the State of New York.

Post-closing events

•	January 2007 SUEZ sells its Bolivian subsidiary Aguas Del Illimani, whose stock will be transferred to a trust held by the Fund for National Rural Development.

March 2007

•
On March 11, 2007, SUEZ Environment signed a strategic partnership with Al Qudra Holding in Adu Dhabi. The partnership includes setting up a 50-50 joint venture that will focus on water and waste management projects in the region, set to be launched in the short-term. The new joint venture will have to identify, assess, evaluate and bid for business opportunities in the utilities field.

April 2007

•
On April 10, 2007, Suez, La Caixa, and HISUSA (held by Suez Environment at 51% and Caixa Holding at 49%), which jointly own 49.7% of Sociedad General de Aguas de Barcelona (“AGBAR”), launched a public tender offer on AGBAR’s total outstanding shares that they do not already own. With this offer, Suez and La Caixa, continue their strategy of accompanying AGBAR in its development. The investment amounts to about €350 million.

Business Activities

The Group’s operations are described here by business–water, waste treatment–rather than the managerial matrix organizational scheme set up at the time of the creation of SUEZ Environment. This presentation better reflects the Group’s desire to industrialize its production processes.

WATER

Integrated management of the water cycle

SUEZ Environment provides equipment and services in water and waste treatment in 21 countries in the world. It serves 30.2 millions inhabitants with drinking water and 20.6 million inhabitants with waste treatment in Europe, and ranks second1 in water cycle management services in this region. SUEZ Environment carries out 71% of its water and waste treatment management operations in Europe, which remains the core target of its businesses and growth.

Through Lyonnaise des Eaux, Eurawasser, Agbar, LYDEC, United Water, Sino French, Ondeo Industrial Solutions, Degrémont, and Safège, SUEZ Environment covers the entire value chain of the water cycle:

•	studies and general principles, modeling of underground resources, general contracting;

•	engineering, design, construction and operation of water treatment plants;

•
operation and delegation of services: SUEZ Environment manages the capture, treatment, and distribution of drinking water, network maintenance, collection and treatment of municipal and industrial waste water, recovery of the sludge from purification, and collection and treatment of rain water on behalf of municipalities, other local communities, and industrial facilities.

Its operations also include the management of customer relations, meter reading, and the collection of the payments made by the end consumers. The scope of the operations varies based on the needs of the customers and the situations in the countries concerned. The Group relies on advanced research centers, which allow it to offer long-term partnerships and solutions adapted to the needs of its customers.

The Group generally operates under the following types of contracts:

•	public service delegation contracts;

•
contracts to manage and maintain water and waste treatment facilities financed and built by the local municipality. In the contract signed with the municipality, the SUEZ subsidiary is designated as the operator for a period generally ranging from 5 to 20 years and invoices its services to the local municipality;

•
concession agreements, in which the Group provides the construction and financing of new specific investments in addition to distribution, maintenance and management services. In the case of an existing facility, it is responsible for the renovation and sometimes the extension of the facility. In this type of contract, it invoices its services to the end consumers most of the time. When a Group subsidiary builds water treatment and management facilities, it generally operates them for periods ranging from ten to thirty

[1]Eco-industry, its size, employment, perspectives and barriers to growth in an enlarged EU, a study by Ernst & Young for the European Commission, DG Environment, August 2006; part 4, chapter 4.5., § “Industry Leaders”.

years, after which the facilities are transferred to the local authorities. The Group may also own assets in some cases;

•	service agreements. In this case, the operations and work are invoiced to the customer municipality.

In addition to services to municipalities, the Group also operates over the entire water value chain with industrial customers. In this case, the contracts are signed for shorter periods, usually from 2 to 5 years.

France

In France, the local municipalities are responsible for the distribution and management of drinking water and for the collection and treatment of waste water. Operators may take over the management of all or some of these activities under delegation contracts (farm-outs, concessions) or service agreements. Thus, based on its 2006 survey, the industry believes that in 2005, as in 2004, private companies managed drinking water services for 74% of the population1. In the waste water treatment market, 52%2 of the volumes are invoiced by a private operator. However, out of a total bill of 11.3 billion euros, the share going to private delegated operators represented only 41% (BIPE, 2004). The remaining 59% corresponds to the share of the local municipalities (approximately 40%) and to the amount of taxes and royalties collected for Water and State Agencies (about 19%).3

Lyonnaise des Eaux France, a subsidiary of SUEZ Environment, is the second-largest private participant in the French market.4

The term of the Group’s contracts in France, for both water distribution and waste water treatment services, is generally between ten and twenty years.

Finally, although it is often of less importance in terms of amount and duration, the waste treatment agreements, particularly the management of non-collective waste for municipalities or waste services and the treatment of industrial process waste water, represent additional dynamic markets for the companies of the Group.

European Union

In the European Union outside France, the principal SUEZ Environment sites are located in Spain, Italy, and Germany.

In Spain, SUEZ Environment holds a 25.90% ownership interest in Aguas de Barcelona (Agbar, publicly traded group), which ranks first in the Spanish water distribution market. Agbar is also located in Latin America, in Chile and Colombia in particular, and most of the SUEZ projects in Latin America were completed in partnership with Agbar. In 2006, Agbar continued to expand its operations, successfully completing the purchase of Bristol Water, which serves approximately 1 million people in the United Kingdom. In Italy, the Group is established as an operator in Arezzo, in Tuscany, and in Pisa, with ACEA; in 2006, SUEZ Environment increased its ownership share in Acqua Blu Fiorentine.

In Germany, the Group has a strong presence in Rostock and in Cottbus, mostly through water and waste treatment concessions.

SUEZ Environment has been active for many years in certain new members of the European Union: the Group provides drinking water and waste treatment services in several regions of the Czech Republic, where it has had a presence since 1993, and drinking water services in Budapest, Hungary (in partnership with RWE); it has also been established since 1994 in two other Hungarian cities (Pécs and Kaposvar) and, since 1999, in Trencin in Slovakia. It manages a contract for the construction and operation of the Maribor purification station in Slovenia.

[1] Collective Water and Waste Treatment Services in France. Economic, Social, and Technical Data–BIPE/FP2E October 2006, all of France in relation to the population served, page 25.
[2] Ibid., page 9.
[3] Ibid., page 16.
[4] Ibid., page 25.

Worldwide

Elsewhere in the world, SUEZ Environment provides drinking water and sanitation services in partnership with local investors and local authorities, as well as through affiliated companies and businesses that are majority-owned by local interests. In water management activities, revenues earned by the Group outside of Europe represent approximately 29% of total sales. Concession contracts generally have a term of twenty-five to thirty years.

In Algeria, SUEZ Environment and national authorities implemented an agreement of the type known as a “management contract” that was signed at the end of 2005. This contract covers the management of drinking water and sanitation in the city of Algiers, providing services to a population of approximately 3.5 million. The contract stipulates two principal measurement standards for progress: modernization of the infrastructure and systems, and the supply of water on a 24-hour basis. In Morocco, the Group was awarded a thirty-year concession contract in 1997 that covers water distribution, sanitation, and electricity supply for approximately 3.5 million consumers in Casablanca. The Group also has an operating and maintenance contract in Amman in Jordan (set to expire on December 31, 2006) and a similar contract for Tripoli in Libya (set to expire at the end of January 2007).

In the United States, over 80% of water services are provided by municipal or governmental agencies, which are increasingly seeking partnerships with private operators for the supply of drinking water and sanitation services. The Group has a presence through United Water, the second-largest operator in the private sector, which acts through its 82 subsidiaries1. Its principal activity is water distribution for users in areas where its regulated operating subsidiaries have franchises or other licenses to provide these services (regulated markets). In the deregulated sector, United Water provides water distribution and sanitation services under operating and management contracts signed with municipal authorities. United Water has a presence in eighteen states, primarily in the eastern and central part of the United States.

In South America, SUEZ Environment has provided services to up to 20 million inhabitants. Argentina was the first country in Latin America to call upon private operators to manage water services. The Group entered the market in Buenos Aires through Aguas Argentinas after receiving a thirty-year concession for water and sanitation services (for 7.9 million consumers) in 1993, as well as in Santa Fe and Cordoba, where it received concessions for the same length of time. Despite the difficulties encountered following the devaluation of the Argentine peso and the non-application of contractual pricing increases, the Group continued its operating presence under the three concession contracts and initiated international arbitration proceedings, as well as negotiations with the licensing authorities and banks, in an effort to enforce its rights and try to re-establish the economic and financial stability of the contracts. Recognizing that it would be impossible to obtain a satisfactory resolution to these negotiations, the Group and other European shareholders decided to request termination of the Aguas de Santa Fe contract (in May 2005) and the Aguas Argentinas contract (in September 2005). Government authorities in the Santa Fe province took over the responsibility for these services in February 2006. In addition, the Aguas Argentinas contract terminated on March 21, 2006, and services were taken over by an entity created and controlled by the government. In Cordoba, SUEZ and Agbar transferred control of the company ACSA to local partners.

In Asia, the Group has a presence in China through 19 subsidiaries that were created with local authorities to produce drinking water. It operates through various types of contracts, including BOT (Build Operate Transfer) for the construction and overhaul of water treatment facilities, and through concession agreements. The Group also has a twenty-five year concession contract for water management in Macao. Several significant contracts signed in 2006 strengthen the presence of SUEZ Environment in China: refer to “Strategy and Commercial Development” in Section 4.B above.

The world expert in water treatment

Through its wholly-owned subsidiary Degrémont, SUEZ Environment is one of the world’s major players in the treatment of urban water. Degrémont designs, constructs, and operates water treatment facilities. The reorganization of all the equipment subsidiaries into a single division was initiated in 2006. All of these activities are based on four major areas of expertise:

1In the United States, United Water is ranked second-largest in the non-regulated market in terms of revenues and third-largest in the regulated market (internal source).

•	the production of drinking water;

•	the purification of wastewater, as well as its reuse, as in, e.g., Milan (Italy) and San Luis Potosi (Mexico);

•	desalinization of sea or saline water by inverse osmosis (as in Barcelona, where the largest desalinization facility in Europe is operated in partnership with Agbar);

•	sludge treatment.

Degrémont provides all services necessary to deliver turnkey facilities, including engineering, design, construction, work site management, purchasing, equipment installation, and plant start-up. Since it was established in 1939, Degrémont has built over 10,000 water treatment plants worldwide. As urban populations have grown, water quality and sanitation requirements have increased, resulting in rising demand for water treatment infrastructure.

Now more than ever, Degrémont bases its international growth strategy on rigorous criteria, providing contracts that are well-balanced, establishing a carefully weighted sharing of risk among all the project participants.

COLLECTING AND CONVERTING WASTE TO ENERGY

SUEZ Environment manages the entire waste services cycle under the SITA name through its SITA subsidiaries, including SITA France, Terralys, SITA Deutschland, SITA Belgium, SITA Sweden, SITA UK, SITA Australia, and Swire Sita.

These activities have broadened in scope to keep pace with regulatory, technical, and economic developments, and demands that are both broader and more specific on the part of both governmental and private clients: in Europe, increased reuse of waste, recycling, physical and waste-to-energy recovery associated with growing restrictions on other treatment methods (landfills, disposal without recovery), and the depollution and rehabilitation of industrial sites; in the Asia-Pacific region, improved reliability of treatment facilities and growth in urban services; in Latin America, adoption of environmental standards. SITA ranks as the third largest player in terms of revenues in these markets worldwide, and ranks second in Europe.

The Group is active in every stage of the waste management cycle in all its forms:

•
collection and treatment of municipal and non-hazardous waste: physical recovery (sorting and recycling, composting and biological recovery), energy recovery in incineration units, and recovery and storage (in landfills) with recovery of biogases and energy production where possible;

•	collection, treatment, and recovery of hazardous industrial wastes;

•	depollution of soil: treatment of polluted sites, soil, subsoil, and groundwater and dismantling and conversion of buildings;

•	urban sanitation: street sweeping and cleaning, maintenance of city equipment, beach cleaning, snow removal.

A pioneer in selective collection of household waste since the 1990s, SUEZ Environment has a fleet of 400 heavy vehicles adapted to all types of waste collection: selective collection of packaging materials, bulky objects, and medical and industrial wastes.

The Group is also experimenting with computerized identification and weighing options for various purposes (optimizing collection routes, managing billing based on the weight of the waste, etc.).

In 2006, the Group collected 18.4 million tons of household waste, non-hazardous industrial waste, and medical waste materials.

Prior to any form of treatment, handling by 199 sorting and preparation centers facilitates the delivery of various types of “ready-to-process” waste. The sorting centers specialize in the sorting of household waste and industrial packaging and are the cornerstone of the recycling economy; their goal is to provide recyclers with a consistent supply and quality of materials and provide the producers of such waste with appropriately regulated and dependable management of their deposits. In 2006, these centers received 7.4 million tons of waste, of which 4.9 million tons could be recycled. The Group is pursuing implementation of industrial treatment solutions that facilitate recovery: mechanical and biological treatment of waste in Newcastle (United Kingdom) and Cröbern (Germany), as well as pilot sites in France; and waste sorting and preparation (paper and cartons, metals, plastics, etc.) for marketing and recovery as secondary raw materials.

The natural degradation and oxidation process for organic materials is reproduced on an industrial scale in SUEZ Environment’s 93 composting platforms. Their level of sophistication depends on the nature of the waste received, i.e., “green” waste or sludge from purification stations. In the latter case, additional technical investments are carried out to deodorize the process and ensure that the product is sanitary. In 2006, the Group composted 1.3 million tons of organic waste.

In 2006, SUEZ Environment carried out an operational reorganization (approved in 2005) of its activities and expertise in sludge treatment in France and put them in a single entity, Terralys. This subsidiary now offers the entire range of procedures and multi-disciplinary expertise of the Group’s companies.

SUEZ Environment offers its expertise in the incineration of urban waste throughout the world through 47 facilities, of which 45 have waste-to-energy capacity. These are located mainly in France (Novergie), Germany, Belgium, the United Kingdom, and Taiwan. This activity is subject to numerous regulatory restrictions, which are aimed at reducing its impact (smoke emission, production of bottom ash and ash), and recovering the energy produced by waste combustion as heat and/or electricity. In 2006, 5.9 million tons of household waste, non-hazardous industrial waste, and medical waste were incinerated in our facilities.

Storage is the primary method of waste handling in many countries. SUEZ Environment manages 151 landfills. Upstream, the location of a site must comply with imprescriptible specifications, particularly with regard to soil qualities, absence of contact with groundwater, and distance from inhabited areas. In the operating phase, all landfills are planned and monitored, effluents (biogases and leachates) are captured, converted, or eliminated, and the environmental parameters are measured on a very regular basis. When landfills are closed, the sites are subject to ongoing surveillance over a thirty-year period. SUEZ Environment operates landfills throughout the world, and it received 16.6 million tons of waste in such facilities in 2006. In carrying out these activities, the Group is developing and implementing innovative industrial solutions for conversion of biomass produced from waste into renewable forms of energy (including recovery of biogases in household waste centers, gasification, methanization, and incineration).

Teris, a wholly-owned subsidiary of SITA France, and SPOVO in the Czech Republic offer expertise in handling toxic industrial waste by incineration. In China, on the Shanghai Industrial Chemical Park site, SUEZ Environment and its local partners commissioned an incinerator for hazardous industrial waste in July 2006 (under a BOT-type contract initiated in 2003). In addition, the storage of toxic wastes in Class I facilities in France is provided by SITA FD. SUEZ Environment can also offer its customers solutions adapted to all types of hazardous industrial waste, with treatment from 100 grams (e.g., hazardous household waste and laboratory waste) up to several hundred tons. In 2006, 2.9 million tons of hazardous industrial waste were treated, through ad hoc pre-treatments on platforms, stabilization and storage in Class I centers, incineration of waste with a high chlorine or sulpher content, and co-incineration in cement plants. This specialty results in savings of fossil fuels equivalent to 275,000 tons of petroleum.

SUEZ Environment’s sanitation and industrial maintenance activities provide local authorities, individuals, and industrial companies with sanitation services, industrial cleaning (particularly for decommissioned factories), collection of hazardous industrial wastes, and more specialized services, such as oil-related activities, network control, or water tower cleaning. The Group has also developed recognized expertise in the area of depollution and conversion of industrial sites. On the chemical industry complex site in Spoana (Czech Republic), which is considered one of the most polluted in Europe and has been untouched since 1968, Sita Bohemia, in a partnership with BCD CZ, is spearheading a decontamination project that will treat 35,000 tons of materials of all types onsite. Based on preparatory work in progress since 2003, decontamination operations were begun in July 2006. In France, Sita Agora provides management of the decontamination and rehabilitation project on the site of the former

METALEUROP Nord foundry site. Work initiated in 2004 was continued in 2006 (dismantling and confinement) with the goal of final conversion of the site and the inauguration of new activities (completion of project scheduled for 2008).

Finally, urban sanitation is a concern for municipalities and a necessity for health. Among SUEZ Environment’s services are mechanical and manual street sweeping, maintenance of urban furnishings, removal of posters and graffiti, snow removal, beach cleaning, emptying of trash baskets, and communication and awareness campaigns. In some countries, additional services are offered, such as maintenance of parks and municipal gardens.

Regulatory Environment

SUEZ Environment operates its water and waste services in Europe, the United States and worldwide under a highly structured regulatory framework.

The regulatory environment can be divided into three levels:

•	regulations governing the awarding of government contracts;

•	regulations governing business;

•	environmental responsibility.

Regulations governing the awarding of government contracts

In France, there are two main models of government contracts:

•
delegated public services contracts are governed by the Sapin Act of 1993, which defines the applicable procedures for awarding such contracts. They are usually used for water-related services. Communities, generally comprised of “communes” or groups of communes, can choose between direct management by local government and the total or partial delegation of management to a private company. The delegated management services contract defines the respective obligations of the delegator and the delegate as well as the price structure; it does not include provisions regarding a transfer of the ownership of existing assets to the delegate, who operates simply as the manager. Since the implementation of the Mazeaud Act in 1995, the delegate is now required to produce an annual technical and financial report;

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

Each state has a Public Utility Commission which sets pricing structures (for water and sanitation services) and the return on shareholders’ equity granted to companies operating in the regulated sector.

In the non-regulated sector, each municipality determines the rules that govern the awarding of contracts to public-private partnerships and their mode of operation. Generally, the operator is selected following a bid procedure.

Elsewhere in the world, the method of awarding contracts varies according to the type of public/private partnership, regardless of whether it is a delegated service contract (long-term concession, BOT, short-term provision of service) or a regulated contract. A clear definition of the regulatory context is an extremely important criterion for the development of SUEZ Environment’s activities.

Regulations governing activities

Legislative and regulatory restrictions that apply to SUEZ Environment activities essentially arise from European directives (Community regulations and directives):

Water and waste:

On January 18, 2006, the European Parliament and the Council adopted regulation No. 166/2006 concerning the establishment of a European Pollutant Release and Transfer Register (PRTR). The purpose of this register, which will consist of an electronic database accessible to the public, is to facilitate public access to information about pollutant release. It will replace the current register, the European Pollutant Emission Register (EPER), and even go beyond this by including reporting on a greater number of pollutants and activities, as well providing notification of releases from diffuse sources and off-site transfers. The majority of our waste service and sanitation activities are affected by this regulation (above certain thresholds) and consequently, the operators concerned must provide accurate data about their releases each year. The first reports will cover 2007.

For water

•
The directive of May 21, 1991, on the treatment of wastewater in urban environments sets minimum standards of quality for the treatment of wastewater and sludge in urban areas with a population of 2000 or more inhabitants. It was subsequently transposed into French law and is being phased in gradually with the final deadline set for 2005.

•
The directive of November 3, 1998, on the quality of drinking water strengthened certain quality standards. The deadline for compliance with all the new requirements was December 2003, excluding the requirement related to lead, for which compliance was extended to 2013.

•
The water framework directive of October 23, 2000, established a regulatory framework for a Community policy on the protection of inland surface waters, coastal waters and groundwater, in order to prevent and reduce pollution, promote sustainable water use and protect the environment. It established an objective for “good ecological status” and mandated the change from a resources-based logic to an objectives-based logic. It also introduces the obligation for Member States to implement a pricing policy that will provide adequate incentives for consumers to use resources efficiently beginning in 2010. This important directive was transposed into French law on April 22, 2004. The recent law of December 30, 2006, on water and the aquatic environment has defined new tools for meeting the objectives of the framework directive, in particular by making the operations of the water and sanitation public services more transparent.

•
The directive of December 12, 2006, on the protection of groundwater against pollution and deterioration specifies the objectives laid down by the framework water directive with respect to groundwater. The objectives dealt with by this directive are primarily the good chemical status of water and the prevention and limitation of the introduction of pollutants into groundwater. It must be transposed into national law by Member States before January 16, 2009.

•
It must be noted that two directive proposals will be added to this regulatory structure. The first aims at setting up environmental quality standards in the water sector (proposal adopted by the Commission on July 17, 2006) and the second changes the sludge spreading system (proposal under discussion).

For waste services

The directives relating to waste management are:

•
the framework directive of July 15, 1975, the first European directive regulating waste treatment, encourages the prevention and reduction of waste production by imposing the use of cleaner technologies to protect the natural habitat. This text also introduces the Polluter Pays principle. It was amended by the directive of March 18, 1991, which defines objectives with respect to at-source reduction of waste, and sets out the different methods of treatment (recycling, composting, incineration with energy recovery, and elimination);

•
the directive of December 20, 1994 regarding waste from packaging, which aims to reduce the impact of packaging waste on the environment. This guideline sets quantifiable objectives for the recycling and conversion of packaging placed on the European market. The directive was revised in 2004 and sets new recycling objectives by material;

•
the directive of April 26, 1999, regarding the burying of waste in landfills defines new standards for the management of sites including standards for containment and controls. This directive imposes certain obligations on the manager for a period of 30 years after the site is decommissioned;

•
the directive of December 4, 2000 regarding the incineration of waste applies to all categories of hazardous and non-hazardous waste and sets strict limits for incineration equipment in order to protect the quality of air and water;

•
the Commission presented a directive proposal on December 21, 2005 to carry out a substantive revision of the framework directive of July 15, 1975. The purpose was to simplify the existing legal framework, especially by clarifying the notions of waste, recovery and elimination. As the text currently stands, this proposal could be expected to have a significant impact on our waste services businesses (tri-recycling, emergence of a refuse-derived fuel (RDF) market, cross-border transfers, etc.).

In the main European countries where the Group operates, these directives have been transposed into national law and are often complemented by specific legal provisions in each country.

The activities of the Group in the United States are also subject to regulations – federal and local – with respect to the environment, hygiene and security. The water sector is governed at the national level by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987 implemented by the Environmental Protection Agency.

The primary effects of the strengthened directives have been increased capital expenditure on infrastructure and higher operating expenses for operators. As a general rule, contracts concluded by SUEZ Environment protect it from regulatory changes by authorizing some form of adjustment in contractual pricing. Due to the increasingly stringent nature of environmental objectives, local authorities have been required to call upon the expertise of ever more qualified professionals to manage their resources. The need to build new plants, or replace or adapt old ones, and obtain access to cutting-edge technology bodes well for the activities of Degrémont. Therefore, in principle, the changing regulatory context has created development opportunities for SUEZ Environment.

On January 18, 2006, the European Parliament and the Council adopted regulation No. 166/2006 concerning the establishment of a European Pollutant Release and Transfer Register (PRTR). The purpose of this register, which will consist of an electronic database accessible to the public, is to facilitate public access to information about pollutant release. It will replace the current register, the European Pollutant Emission Register (EPER), and even go beyond this by including reporting on a greater number of pollutants and activities, as well providing notification of releases from diffuse sources and off-site transfers. The majority of our waste service and sanitation activities are affected by this regulation (above certain thresholds) and consequently, the operators concerned must provide accurate data about their releases each year. The first reports will cover 2007.

Environmental responsibility

After almost 15 years of discussions, Europe has issued a new directive on environmental responsibility (directive 2004/35 of April 21, 2004) which strengthens the Polluter Pays principle within the European Union. This directive is to be implemented, under the national law of each country, by April 30, 2007, at the latest.

The directive covers three categories of environmental damage: damage to species and natural habitats, water damage and soil contamination.

According to this directive, it is the operator’s duty to take the necessary steps to prevent or repair such damage.

SUEZ Environment has commenced a study to evaluate the impact of this directive on its activities:

•
as the manager of a potentially polluting facility (pollution by treatment facilities or the burial of waste, river pollution by the effluents of a purifying station, agricultural conversion of sludge or compost);

•
as a victim of pollution (pollution by a classified facility of the raw water which SUEZ Environment uses to produce drinking water, pollution by a third party of a landfill, or purifying station, or contaminated soil).

Elsewhere in the world, the regulatory changes with respect to environmental responsibility are as follows:

•	in the United States, the Polluter Pays principle is included in legislation. The current U.S. administration is rather reluctant to strengthen environmental regulations;

•
China is in the process of strengthening its environmental regulations to ensure that they comply with more stringent standards, especially with regard to marine pollution, air pollution, and the protection of groundwater, species and natural habitats. When the process of strengthening these environmental regulations is completed, it will probably have an impact on the costs for managing water and waste services. As a result, contracts signed by SUEZ Environment are very mindful of the changing dimensions of Chinese environmental law.

Markets And Competition

Markets

The entire water sector has changed since the end of the 1980s, moving from operations largely dominated by government-owned organizations, to a market where the private sector has gained market share and is consolidating.

The Group considers that public/private partnerships have major long-term growth potential, especially in Europe:

•	consumer demands for quality will continue to increase;

•	the revision of major European directives (see Section 4.B above) clarify and reinforce the applicable regulatory obligations;

•
most of the fifteen “original members” of the European Union are behind schedule with respect to the application of the technical directives related to water, and specifically, the 1991 directive on urban waste water;

•	“new member countries” are required to ensure compliance with the European standards;

•
pressure on government spending, greater demands from consumers in terms of the efficiency of their public services, and the higher level of technical expertise required in the sector have motivated several local authorities to endorse public/private partnerships and sustainable development.

In emerging countries, where immense needs are yet to be satisfied, the action plan of the World Summit for Sustainable Development emphasizes the fact that the supply of clean drinking water and adequate sanitation services are essential for the protection of human health and the environment. In this regard, the Millennium Declaration urges countries to commit to reducing the number of people without access to drinking water or without the means to procure it by half by 2015. The World Bank estimates that US$267 billion1 in investments will be required to achieve this objective. The affected countries therefore present major opportunities for development with respect to the construction and operation of water treatment facilities and the management of water-related services. However, opportunities related to the operation of water treatment facilities come with potentially high risks that need to be controlled before any intervention can be considered for these countries. The main risks are foreign exchange risks and the risk of non-compliance with contracts by the authority granting the concessions.

[1]Source: 2000-2015 – Global Water Partnership/ WB Estimates.

Even if recourse to the private sector continues to increase, its involvement is currently still limited to approximately 9%1 of the world population. Local situations vary widely: in France, municipal water systems are often turned over to the private sector; in England, the entire sector has been privatized since 1989. In the United States, however, private sector intervention with respect to water management is limited to less than 20% of the population.

The waste management market has great potential for growth, especially in Europe where the environmental framework is very different from the U.S. model. Europe is becoming increasingly strict (higher recycling objectives and stricter conditions for landfill disposal), and therefore offers organic growth potential. Although European household waste volumes continue to increase regularly in municipal markets (between 1% and 3% per year2), the trend seems to be leveling off in some of the more mature countries. Public clients are increasingly using the services of private partners. The shortage of treatment facilities in certain regions is a concern, and calls into question the current regulations on transporting these materials.

The first signs of a decline in the quantity of waste produced are now emerging in industrial markets: this is not simply a consequence of the economic slowdown, but is also attributable to the increased preponderance of the service economy (which produces less waste), as well as industry’s efforts to optimize manufacturing processes and adopt clean technologies. This trend has prompted SITA to provide more than just basic services relating to waste disposal and to develop new value-added services, in particular the collection and treatment of separated flows and the dismantling of transportation devices, to help public and private clients comply with increasingly stringent environmental standards (raising the recycling and conversion objectives for packaging, directives for vehicles at the end of their useful lives and for electrical and electronic equipment waste, and obligations relating to soil depollution).

Some of SITA’s initiatives in 2006 in these fields include: the contract for the collection and sorting of household electrical appliances for the City of Zoetemeer (Netherlands); contracts signed in France with eco-organizations for the collection and recycling of electrical and electronic waste; the platform for dismantling airplanes at the end of their useful lives; the Agora project; the first-ever contract for dismantling and breaking down a naval vessel in France (Le Lucifer); the reinforcement of the partnership with INDRA as part of the Re-Use Industries joint venture to study and implement the process for treating, recycling and converting vehicles (VHU) at the end of their useful lives; and the building or acquisition of plants for sorting, trading and reprocessing plastic waste.

Competition

The competitive landscape is constantly changing and some key players are repositioning and redefining their activities. New industrial and financial players are moving into markets by adopting aggressive strategies. The environmental service sector is dominated by two major trends: the investment and significant moves of financial investors (private equity and investment funds) and insurers on one hand, and the dynamism and positions taken by Spanish companies, on the other. The changes that affected the main players in our businesses in 2006 illustrate these trends.

In the water and sanitation sector, asset exchanges continued at a rapid pace, especially in the United Kingdom. RWE implemented its withdrawal plan, notably by selling Thames Water to a consortium led by Macquarie and considering an initial public offering for its activities in the United States (American Water Works). Several other British shareholders also changed owners, and Kelda withdrew from the United States by selling off Aquarion. In Spain, competitors benefited from the effects of the Agua Plan program (about twenty desalination plants as an alternative to diverting the Ebro River). In the Czech Republic, FCC acquired Severomoravské Vodovody, the country’s third largest operator. In this area, the Group’s main international competitor continues to be Veolia Water, a subsidiary of Veolia Environment.

[1]Pinsent Masons Water Yearbook 2005-2006, p. 43. [2]Source: Eurostat.

Furthermore, the emergence of strong local companies, especially in Asia (such as Manila Water and development projects by FCC and OHL in China through their subsidiaries Aqualia and Inima), as well as the ambition of new equipment manufacturers (GE) to shift their activities towards providing services, are ongoing trends.

A similar momentum of takeovers and consolidation is now sweeping over the waste services sector, particularly in Northern Europe (Germany, the Netherlands, United Kingdom) and Australia. FCC bought the Waste Recycling Group from the investment fund Terra Firma and also acquired the Austrian operator ASA. Veolia bought Biffa Belgium and Cleanaway UK from the Australian group Brambles, thus becoming number one on the British market. Several other major transactions are currently being negotiated: EnBW’s s plan to sell its waste treatment subsidiary U-Plus, the sale of the Van Gansewinkel group by the family that owns it, and the takeover of the Belgian group Indaver by the Dutch company Delta NV. In addition to financiers, insurers are also entering the market: AXA invested in Cornwall’s private finance initiative (PFI) that had been awarded to SUEZ Environment and Allianz took over John Laing’s PFI unit.

Against this background, it is important to note Veolia’s continued development and the even more dynamic positioning of Spanish companies (particularly FCC) among other factors.

Environmental Information

Environmental policy

Due to the nature of its activities, SUEZ is positioned at the core of environmental concerns: climate change, pressure on water and energy resources, as well as the protection of our natural environment and heritage. While the Group’s activities can have a positive impact on the environment, they also have impacts on natural resources and the environment that must be measured, controlled and reduced to a minimum through a process of continuous improvement. Moreover, potential environmental nuisances or damages expose the Group to various types of risk, which may generate additional costs, and also affect its image and reputation (see Section 4.5 Environmental risks).

SUEZ takes concrete measures to reduce the direct impact that the production of electricity, energy-related services and gas-related activities have on the environment. The Group has implemented a Sustainable Development management program that includes an objective to reduce the financial risk associated with environmental management. In addition, compliance with national, regional and European regulations remains an ongoing objective.

SUEZ innovates and is able to offer its customers, both municipalities and businesses, solutions that can effectively and at a lower cost solve their environmental problems and assist them to meet the responsibilities entrusted to them by lawmakers to manage water and waste and energy efficiency. In addition to conducting its operations, SUEZ is attentive to the local communities with which it has developed long-term partnerships, and considers how it can make a major contribution to their sustainable development.

The Group ensures that all managed facilities and services constantly comply with the growing demands of environmental regulations, and anticipates new legislation in order to ensure that it best meets the expectations of its customers and stakeholders.

Through the network of Environmental Officers, the Group encourages the subsidiaries to implement an environmental policy based on their activities, local economic conditions, and the expectations of their industrial and community customers.

Risk management is a daily function, based on the growing number of certified environmental management systems implemented within the group and on risk management plans developed for that purpose. Training of partners, innovation, and research programs all contribute to the operational control of these risks. The Group also commissions studies on the impact of its activities on the environment.

At the end of 2006, the entities which published a Statement of Environmental Commitment represented 89.8% of pertinent sales in terms of the Group’s environmental impact (versus 90.2% in 2005). These commitments may lead to the implementation of environmental management systems (EMAS) based on economic conditions and the business interest in this type of process. These systems therefore rely on documentation, a comprehensive set of procedures, and specific objectives defined as part of a process of continuous improvement. These environmental management systems may then, when justified, be subject to external certification. At December 31, 2006, 47.9% of pertinent sales (48.2% at December 31, 2005) were covered by certified environmental management systems (ISO 14001 certificates, EMAS registrations, ISO 9001 version 2000 certificates with an environmental element, and local certifications). At the end of 2006, the Group therefore held 269 ISO 14001 certificates, 179 ISO 9001 version 2000 certificates with an environmental element, 13 EMAS registrations and 103 local environment certificates. The consolidation of ISO 14001 certificates now covers 1,082 sites, 157 more sites than in 2005.

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Environmental policy or commitment statement	89.8% pertinent revenues	99.5%
Environmental management program	69.6% pertinent revenues	99.4%
Certified environmental management system	47.9% pertinent revenues	99.8%
Certified environmental management system – ISO 14001  Number of certificates  Number of sites/activities covered	269 1,082	99.8% 99.8%
Certified environmental management system – EMAS  Number of certificates  Number of sites/activities covered	13 12	100.0% 100.0%
Certified environmental management system – ISO 9000 version 2000 with environmental component  Number of certificates  Number of sites/activities covered	179 1,041	100.0% 100.0%

Certified environmental management system – Other local standards  Number of certificates  Number of sites/activities covered	103 122	99.8%9 9.8%

Whenever the implementation of a certified or registered Management System is not economically justifiable, the entities involved are encouraged to define an internal environmental management system which guarantees proper treatment of the environment during execution of their strategy. Some Group entities have therefore found it more useful to define their own management system standards and have them recognized internally. There were 126 of these types of systems at the end of 2006.

Nearly 73% of the total power of the Electrabel production plants in Europe, including two nuclear sites, are covered by an ISO 14001 certificate and/or are EMAS registered. Processes designed to improve environmental results continue to be implemented and certification processes have either been initiated or are being prepared for several sites.

In 2006, the sites of Salisano and Voghera (Italy), Eget, Oule, Olhadoko (France) earned their first ISO 14001 certification. A number of other sites are actively preparing for certification between 2007 and 2009 (Rosen and Roselectra in Italy, Castelnou in Spain, Amercoeur, Ruien, Rodenhuize and Langerlo in Belgium).

Several SUEZ Energy International (SEI) plants also earned ISO 14001 certification. Others are presently engaged in the process of obtaining certification.

SUEZ Energy Services now holds no fewer than 69 ISO 14001 certifications, plus another ten certifications in progress. In 2006, three new ISO 14001 certificates were obtained, now covering 148 sites, which is 47 sites more than in 2005. Through their environmental management, the entities also assist the certification of their customers and, more generally, contribute to their progress targets, which can also be achieved by integrating the environmental dimension in the ISO 9000 procedures. Tractebel Engineering makes a positive contribution through its consulting services for ISO 14001 and EMAS, which have been offered since 1996.

SUEZ Environment takes measures to have the quality of its operations certified ISO 14001 or equivalent under international standards, by first ensuring that the process to inform and consult with residents, users, associations and employees is completed so that this recognition is known and shared. In February 2006, the Department of Operations, Research and Environment (DORE) of SUEZ Environment earned ISO 9001:2000 certification, awarded by the BVQI firm, for all its activities, including networking through the Business Technical Committees (BTC) process. SUEZ Environment thus became the first company in its business sector to be certified for the support it provides to its subsidiaries. Issued on the basis of international standards applied in over 100 countries, this certificate recognizes the maturity and efficiency of the operational research and support services.

In 2006, SUEZ established a dynamic system for the self assessment of the EMAS maturity level, which allows the operational sites to easily identify the areas for improvement and evaluate the adequacy of their environmental management systems based on local circumstances. This system also allows them to monitor their progress and conduct a comparative analysis with other Group sites.

In addition to this ongoing effort to improve its environmental management system, the Group also continually works to educate personnel about environmental issues as evidenced by the percentage of “quality-security-environment” training sessions (27.05% of the total number of training hours) and the total amount invested in these programs (over euros 16.9 million in 2006).

Strengthening measurement and performance monitoring systems

In order to direct the deployment of its environmental policy, control environmental risks, and encourage the communication of its environmental performance to stakeholders, SUEZ has been committed to implementing a specific reporting system since 1999. Development of this system was based on work carried out within international conferences such as the Global Reporting Initiative and the World Business Council for Sustainable Development (WBCSD). It complies with the requirements of the French New Economic Regulations. The reporting exercise completed in 2006 and the Group’s practices in this regard have contributed to improving procedures for collecting and disseminating data on the environment. This information is also provided in the Group’s Activity and Sustainable Development Report.

Environmental reporting is closely linked to reporting on operating performance and therefore serves as a management tool.

In the environmental businesses, indicators that measure and improve environmental and operating performance are reported to the central level, and the results are submitted to the operating managers. They indicate the progress that has been made and provide benchmarks for comparable operating entities within the Group.

This desire to include environmental elements as an integral part of management processes is led by the Group’s Executive Management and implemented by the operating teams working on the ground. Environmental audits are carried out by auditors trained in the Business Units and by Corporate departments to ensure that environmental regulations are respected in the field and to measure major environmental risks. Level 1 environmental audits are organized in order to verify that all resources necessary are available to the environmental officers so that they can collect and report the best information available on their environmental performances.

A system of Ethical and Environmental compliance letters guarantees the involvement of the operating management, which undertakes to provide quality information in compliance with the standards, which is monitored, verified and validated.

Group companies pay close attention to controlling the various impacts of their activities on the environment, as evidenced by the performance levels reported in the following sections.

Daily environmental management

The environmental policy of the SUEZ Group intends to stimulate initiatives at the operational level that respond to the major challenges of sustainable development, such as climate change, the preservation of natural resources, and the control of environmental impacts.

Legislative and regulatory framework

The activities of the SUEZ Group are so diverse that any regulations intended to reduce emissions into the air, water or soil or to reduce their impact on biodiversity and health more or less directly influence the management of facilities. An accurate outlook on developing environmental legislation allows the Group to maintain the utilization of its assets at an optimal level.

For the European facilities of SUEZ Energy Europe (SEE), European directives and regulations constitute the principal sources of uncertainty and/or environmental restrictions on the utilization of electricity plants. These regulations may be broken down into four categories:

•	directives imposing restrictions on performance by type of facility, such as those addressed by the IPPC (96/61/EC) and LCP (2001/80/EC) directives;

•
regulations governing the local or global impacts on affected areas, such as the Water Framework Directive (2000/60/EC), and the directives on Ambient Air Quality (96/62/EC) and Environmental Responsibility (2004/35/EC);

•
directives setting global objectives which are imposed on emitters, such as the directive setting the National Emission Ceilings (2001/81/EC), the directive defining the Trading Scheme for Emission Quotas of Greenhouse Gases (2003/87/EC), and the directives promoting cogeneration (2004/8/EC) and the use of renewable energy (2001/77/EC)

•	and, finally, various specific directives, such as 2003/105/ EC, known as the Seveso directive, governing the storage of hazardous substances.

Each of these directives is subject to periodic revisions, the content of which is difficult to predict, but which tend to push for more systematic enforcement of restrictions. In addition, their transposition into national and regional legislation is often extremely inconsistent, with each Member State including its own environmental objectives and socio-economic restrictions.

In practice, the oldest facilities are most affected. Compliance with this legislation cannot be assured without significant investments in overhauling facilities (scrubbing emissions, etc.), conversion from one fuel to another, or the fundamental transformation of a facility (conversion of conventional plants into combined-cycle plants). When the expected return on investment is inadequate, the adoption of environmental standards may result in the outright closure of a facility.

In particular, since the implementation of the European directive initiating a market for greenhouse gas emission quotas in the European Community (effective as of January 2005), any facility which has not obtained a greenhouse gas emission permit is in principle not authorized to issue greenhouse gases and, therefore, not authorized to operate. In situations of failure to observe the quota (the total of emission rights to be reduced equivalent to the volume of emissions) in year n, the consequence will be to reduce the volume of quotas (rights) by that amount in year n+1.

Moreover, various political decisions, such as those regarding the abandonment of nuclear power in Belgium, where the difficulties encountered in procedures for obtaining new permits (for biomass in the Netherlands and offshore wind farms in Belgium) may also have a negative effect on the Group’s activities and the ongoing improvement of its environmental performance. If the provisions of the Belgian law on the gradual exit from the use of nuclear power to produce electricity adopted in January 2003 are actually implemented, there could be a reduction in revenues related to the length of the discounted technical life of the plants starting from the date of the first effective shutdown (2015).

The SUEZ Energy Services activities affected are primarily the services that supply energy from facilities that they operate (heating networks under a concession, outsourced industrial cogeneration units, etc.). Environmental questions likely to have an impact on the utilization of intangible fixed assets are identical to those cited for SEE. However, the economic model for these activities generally makes it possible to define optimal solutions with the customer, implement these adjustments, and integrate the economic repercussions into the contracts.

The environmental questions addressed by the European texts are obviously not the only ones to affect the Group’s activities. National, regional and local legislation and regulations also have a direct influence on the operation of our assets. An illustration would be the application circulars in France on the prevention of the risk of Legionnaires’ disease from air conditioning units.

The same constraints affect SEI. These restrictions are imposed by national and local laws, or, in their absence, by the World Bank’s Environmental Guidelines.

The Group’s water and waste treatment activities are all affected by European directives and their national and regional transpositions, as well as by local regulations. The current and future implications of environmental issues on the operation of facilities are understood and controlled. It should not be forgotten that most environmental issues raised, whether on the European or local levels, actually represent business opportunities for the Group. The tightening of restrictions encourages the use of outsourcing services provided by companies such as SUEZ; and these increasingly strong restraints also place demands on service providers which large companies are in a better position to handle.

Some directives have already had significant consequences and have led to major investments in upgrades to meet standards. These directives include a directive regulating the incineration and co-incineration of hazardous and non-hazardous waste (2000/76/ EC) and directives on urban wastewater treatment (91/271/EEC and 98/15/EC). Work underway at the European level on composting, the treatment of sludge, and the quality of drinking water may also make it necessary to make new investments in order to be able to continue operations.

As with the energy sector, the Environmental Responsibility Directive, currently being transposed by Member States, may result in accelerated protection and rehabilitation measures in the water and waste management sectors.

Directive 2004/35/EC from the European Parliament and Council of April 21, 2004, concerning environmental responsibility for the prevention and repair of environmental damage must now be transposed into national laws. The transposition work has begun in several European countries.

The Directive, whatever the transposition, defines additional rules of responsibility toward a new third party: the environment (limited to water, soil, species and natural habitats). Damage may be found (by the government) even if there is no proven fault and even if the facility causing the damage is in compliance with its permits and licenses. Under the terms of this directive, the operator bears primary responsibility for such damage. However, the text stipulates non-retroactivity and will apply, therefore, only to damages caused after the date of transposition.

The SUEZ Group is preparing for the implementation of this text, by identifying the sites most affected by damages identified in the text, i.e. the Natura 2000 zones and sensitive rivers. The sites have been mapped in order to draw up a list of the vulnerable sites. There are two components to this vulnerability: these sites may be potentially polluting (pollution by waste treatment and landfill facilities, by effluents from wastewater treatment plant, spreading of sludge) or potentially the victims of pollution (pollution of the water resources used for drinking water, pollution from a landfill or of soil by a third party).

The sites identified are subject to special procedures: a self-evaluation questionnaire was sent to the SITA France sites, and inspections and meetings were organized at SEE and Lyonnaise des Eaux France in order to obtain information, increase awareness, and identify the measures to be taken.

Elsewhere in the world, the changes in regulations governing environmental responsibility are as follows:

•
in the United States, the principle of “Polluter Pays” is established by the legislation. The current American administration is fairly reluctant to stiffen environmental regulations; however, private initiatives are increasing to set up compensation mechanisms, either financial (financial valuation of the threat to an endangered species), or in kind (compensation by establishing “equivalent” species);

•
in Brazil, the legislative framework has developed in recent years based on environmental law 6.939/1981. The administration’s limited resources and the sheer size of the country mean that audits, which are infrequent, may result in punishments that are exemplary but are far from commonplace; in this regard, the important role played by the NGOs in Latin American should be noted; they are increasingly serving as scientific referee;

•
China is in the process of strengthening its environmental regulations to ensure that they comply with more stringent standards, especially with regard to marine pollution, air pollution, the protection of groundwater, species and natural habitats. These tighter environmental regulations will probably have an impact on the costs for managing water and waste services. As a result, SUEZ Environment remains extremely vigilant in its contracts due to the changing dimensions of Chinese environmental law.

Climate Change

The institutional framework governing carbon restrictions results from the United Nations framework agreement on climate change, the Kyoto Protocol and, in Europe, the directive governing the European Union Emissions Trading System (EU ETS).

The European directive which established the European market for quotas affects almost 12,000 facilities in Europe and controls almost 50% of European emissions of CO2. The experience acquired in the first phase (2005-2007) shows the directive should remain consistent for the second phase (2008-2012); there are again delays related to the allocation plans for the second commitment period (2008-2012).

The “Projects” directive (adopted in 2004), which has just amended the EU ETS directive, establishes the means by which businesses may use the emission reductions generated abroad in CDM (Clean Development Mechanism) and JI (Joint Implementation) projects, in order to meet their European objectives for the reduction of greenhouse gas (GHG) emissions in the EU ETS system. The implementation of this directive into the national laws of the 25 Member States must still determine the limits of use and the practical means by which the projects could be submitted for approval. In this area again, there have been delays. Limits on the use of the credits were introduced in the allocation plans for the period 2008-2012, and the Commission considerably reduced the maneuvering room of the countries in its decision on the first ten plans approved. The conditions required for trading emission credits, which are specified in the Kyoto Protocol, have not yet been met by all countries. The countries of the European Union just published the initial report on the quantities allotted at the beginning of January 2007. In some countries, the designated authorities (for the CDM) and focal point (for the JI) have not yet been named.

In 2006, the Group’s greenhouse gas emissions (GHG), excluding its vehicle fleet, totaled 82.8 million tons equivalent CO2, including 77.1 million tons equivalent CO2 for energy production and 5.14 million tons equivalent CO2 for the environmental operations.

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Total greenhouse gas emissions (excluding vehicle fleet)	82.8 Mt eq. CO2	100.0%
CO2 emissions– Energy production	77.1 Mt	100.0%
CO2 emissions – Transport and storage of gas	0.3 Mt	100.0%
CH4 emissions – Transport, storage and distribution of gas	10.2 kt	100.0%
GHG emissions – Controlled landfill sites	2.4 Mt eq. CO2	100.0%
GHG emissions – Incineration	2.6 Mt CO2 eq.	100.0%
GHG emissions – Wastewater treatment	0.11 Mt CO2 eq.	100.0%
CO2 emissions – Vehicle fleet	0.7 Mt	100.0%

The impact of the climate change has been, of course, particularly important for the electricity and heat generation operations of SUEZ within the European Union (primarily Electrabel and Elyo) since January 1, 2005 as a result of the EU ETS directive. However, the environmental activities (particularly the methane emissions in the landfills) and the industrial services (particularly the services intended to assist our customers to reduce their energy consumption) are also affected.

SUEZ is both subject to a risk – the risk that its production costs for electricity and heat will increase in the countries listed in Appendix B – and benefits from various opportunities, which range from higher margins now possible on electricity produced without associated CO2 (nuclear, hydroelectricity, renewable sources) to the expected growth in the market for energy consulting and energy efficiency services for major accounts. This is an area in which we have significant expertise, particularly at SES, the European leader in this segment. Such opportunities include the development of specific projects for reducing greenhouse gas emissions which generate value in the frameworks of CDM (Clean Development Mechanism) and JI (Joint Implementation).

The relative scale of these two trends (risks and opportunities) is still largely dependent on the measures to be taken by various public authorities to fulfill their obligations under the Kyoto Protocol, particularly considering the uncertainties concerning the structure and amount of restrictions which will result from international agreements aimed at controlling GHG emissions in the long term (after 2012).

However, by taking early initiatives (“learning by doing”), by its unique combination of businesses in environment, energy, liquefied natural gas trading, and industrial services, by the flexibility of its production capacity, by an organization that combines policy communications at the Group level with actions taken at the actual decentralized operational level, and by its determination to contribute to the development of technologies allowing significant emission reductions over the long term, SUEZ is well prepared for the future and in a favorable position compared to its direct competitors.

The inclusion of climate change in the outlook and procedures of the entire Group, both in its current activities and in the development of new projects, is a vital link in the chain of its sustainable development and long term prosperity.

In this connection, an ongoing effort to upgrade awareness of GHG emissions is provided by all of SUEZ’s activities with the assistance of Tractebel Engineering’s Study Group. Computerized annual environmental reporting systems covering CO2 emissions have been implemented.

Since January 2005, the European facilities eligible under the EU ETS. directive have been required to monitor their emissions in accordance with the supervision protocols approved by national authorities. They must provide annual declarations after verification by authorized inspectors.

Electrabel and Fluxys, in cooperation with Tractebel Engineering, systematically developed, for all the Belgian production sites and natural gas transmission sites concerned, a protocol for monitoring and declaring CO2 emissions in compliance with European regulations as transposed in the three Regions of the country.

Some of these sites may use up to eight different fuels. These protocols allow detailed supervision of the information flow and an understanding of the role and responsibility of each participant, without losing the advantage of centralized management of the fuels used and the inventories to be declared. They are updated annually to monitor changes in the production processes, the measuring equipment, and the fuels used.

In 2005 and 2006, the monitoring process was optimized and integrated into the quality control system of Electrabel and Fluxys. In this context, an internal audit procedure, including detailed checklists, has been developed, and internal audits have been carried out in order to ensure optimum preparation for the declaration of emissions. The monitoring process has been approved and is audited by the appropriate regional authorities.

In 2006, an initial project was launched by Tractebel Engineering for Electrabel to analyze online methods to determine emissions and to standardize, automate and validate the official emissions declarations. The CCGT plant in Castelnou was selected as the prototype facility.

All Elyo sites have established methods, approved by the appropriate national authorities, to monitor and calculate their emissions. Experience accumulated on this subject has allowed them to satisfy regulatory requirements. In France, for example, the methodology adopted by Elyo for the heat networks and outsourced facilities has been approved by the Ministry of Ecology and Sustainable Development, then defined in the monitoring plan for each facility affected, which has been approved by the appropriate local authority (in this case, the DRIRE-Regional Department of Industry, Research and the Environment). The plans developed to monitor and calculate 2005 emissions were of course continued for 2006.

2007 may see the launch of so-called “domestic” projects in France. The purpose of these projects is to generate emissions credits for actions that are not already within the scope of the quota directive (for example, reduction measures on heat networks in which the production facilities have a capacity of less than 20 MW or the installation of biomass boilers).

For SUEZ Environment, under the aegis of EPE, Entreprises Pour l’Environnement (the French partner of the World Business Council for Sustainable Development (WBCSD)), professionals in water and waste management represented by SUEZ Environment, VEOLIA, and TREDI Séché, have developed a proposal for a protocol for evaluating GHG emissions for all the sanitation and water sectors. This protocol is used by the 3 companies mentioned above. It will be presented to the European Commission in 2007 for proposed implementation throughout the European Union, and to the WBCSD to complement existing protocols, particularly in the area of transport.

In view of a development of so-called “domestic projects,” SUEZ Environment has also proposed initiatives that could result in projects in France and the United Kingdom. These developments relate primarily to improving the capture and treatment of biogas from landfills, especially from those already closed.

Keeping pace with institutional developments at the United Nations and European levels, the SUEZ Group had all the structures and knowledge required to manage the CO2 risk before early 2005, despite the institutional delays mentioned at the beginning of this section, over which the Group has no control. This preparation has allowed entities within the group to perform an early integration of the economic trade-offs based on the choice of fossil fuels, and the use, purchase or sale of quotas. This experience has permitted it to gain a position in the market for emission rights through significant trading activity.

Each of the Group’s subsidiaries, in every country where they are active, is involved in the national processes concerning greenhouse gas emissions. These processes vary from one area to another, and the technical and legal uncertainties are many.

The Group is continually reducing the specific CO2 emissions (calculated on a constant scope) related to its production of power and heat: the use of natural gas and gas-steam turbines (combined cycle gas turbines) for power production, cogeneration for urban heating and industrial applications, and the growing use of biomass in traditional facilities.

In addition, SUEZ is an active participant in the development and promotion of renewable energy sources (wind, hydraulic, biomass) where economic conditions permit. In 2006, they represented nearly 6.6 GW installed equivalent power, an increase of about 10% over 2005 (either 100% owned, or held in partnership; this figure excludes minority interests) (see Section C Access to renewable energy sources).

In the energy sector, the new combined cycle (CCGT) 758 MW plant at Castelnou (Aragon) in Spain produced its first MWh in April 2006. In Italy, the CCGT 385 MW Roselectra plant (located in Rosignano in Tuscany), initially scheduled for start-up in late 2006, produced its first MWh early in 2007.

The use of biomass is encouraged, most often in combined production with coal. Electrabel has in fact intensified its research effort in this area in recent years. They are becoming a reality today in various plants. Electrabel achieved a world first in the Walloon region with Awirs 4, which previously ran on coal, and is now exclusively fuelled by wood granules generating 80 MW of power. Various modifications have been made at the Langerlo and Rodenhuize facilities to allow biomass co-combustion:

•
permit applications have been filed for about one hundred MW in Belgium, and even more in other European countries. Numerous other projects are in the study phase or in the process of completion in southern Europe;

•
in Poland, the Polaniec plant is partially fuelled by forest industry residues, which significantly reduces its emissions. Tests are being conducted to expand supply sources to other types of biomass (agricultural residues, straw, etc.).

•	In summary, the new production capacities with low CO2 emissions installed in 2006 by Electrabel are presented in the following table:

Castlenou	Spain	758	MW Natural gas combined cycle
Sombreffe	Belgium	3	MW Wind
Beaucaire (CNR)	France	11.5	MW Wind
Fos-sur-Mer (CNR)	France	10	MW Wind
Caramulo (Generg)	Portugal	90	MW Wind
Perfigao (Generg)	Portugal	2	MW Wind
Pinhal (Generg)	Portugal	128	MW Wind
Gardunha (Generg)	Portugal	2	MW Wind
Doel 4	Belgium	22.1	MW Nuclear

For SES, only half of Elyo’s energy production is conventional, primarily from natural gas. The other half comes from cogeneration, recovery of waste energy, and renewable energy. This energy mix, with a growing portion consisting of renewable energy sources, allows a minimal use of fossil fuels and significantly reduces emissions when compared to traditional systems. In 2006, several new biomass facilities started up, including the wood boiler for the heating network in Besançon, and two industrial bio-electricity production units.

SUEZ Energy International is active in renewable Energy through its subsidiaries. The figures presented below exclude minority interests.

•
In Brazil, Tractebel Energia has four hydroelectric power plants (3 170 MW installed capacity) and a cogeneration thermal plant using wood residue as fuel (28 MW and 25 t of steam/h (installed capacity)).

•	In Peru: Enersur has a hydroelectric power plant (130 MW installed capacity).

•	In Laos, Houay Ho Power Company operates a 153 MW hydroelectric power plant (installed capacity).

•	In the United States, SEGNA has 12 thermal plants that use wood residues as fuel, in whole or in part (124 MW and 2 623 t of steam /h (installed capacity)).

In the natural gas transmission segment, Fluxys is pursuing its proactive environmental policy in the spirit of the Kyoto Protocol. In 2006 Fluxys decided to join the benchmarking system in Flanders. Fluxys made a commitment to conduct benchmarking on the energy efficiency of its facilities with comparable facilities in the world. It made a commitment to make all profitable investments in energy efficiency. The benchmarking study will be updated every four years.

In the capture and storage of the CO2 emissions associated with power plants, SUEZ and Electrabel began in late 2005 to develop a joint multi-year research and demonstration program on the capture and storage of CO2. This program will receive financing of about euros 5 million per year. The technology to capture and store CO2 emissions should allow the group in time to secure the investments in new coal capacities in a context of increasingly restrictive carbon limits. The objective is to maintain the flexibility that currently characterizes our power production facilities. In time, once the institutional and legal context has been clearly established and the economic conditions for profitability reached, the final objective is to select sites and to build and operate plants equipped with CO2 capture and storage systems.

In Germany and the Netherlands, Electrabel is planning the construction of three coal plants. Electrabel is choosing a high energy efficiency technology that will reduce CO2 emissions by 20% over plants of the previous generation. When these plants are designed, Electrabel will take into account the possibility of equipping them with a CO2 capture facility in a subsequent phase (retrofit). Currently, capture technologies are still very costly and consume a great deal of energy. Knowledge of the storage possibilities is still being developed and there is no legislation in this area. In the meantime, Electrabel is actively participating in European projects like CASTOR in order to develop capture and storage technologies and pave the way to clean coal plants.

In the environmental sector, efforts are focused on optimizing collection circuits, the progressive replacement of the vehicle fleet and the use of less polluting alternative fuels, the collection and treatment of methane from landfills, and the retreatment of purification sludge. With regard to the treatment of non-hazardous waste, the policy consists of improving recycling, producing high quality compost and green energy from its incineration plants and its technical landfill centers. For the landfills, SITA has initiated a program to collect the methane resulting from waste fermentation: the gas collected is either burned to reduce the impact on greenhouse gases or recovered with electricity production when this is economically feasible.

SUEZ Environment is improving its environmental performance. There has been a decline in its direct emissions of greenhouse gas from landfills and incinerators, and in its indirect emissions through the reduction in the consumption of primary energy by water treatment facilities and drinking water and waste water treatment facilities. SUEZ Environment also improved its “emissions avoided” balance sheet, due to a better energy use of discharged and incinerated waste and by the recovery of recyclable materials after the sorting of waste, to be used as secondary raw materials.

SUEZ remains alert to opportunities which may arise in the context of CDM (Clean Development Mechanism) and JI (Joint Implementation) projects when the anticipated revenues cover the additional costs related to measures to reduce GHG. Several experiments are underway in the energy sector as well as in the environmental sector.

One example is the project for the Lages cogeneration plant (28 MW +25 tons per hour of steam) which has been developed by Tractebel Energia (a subsidiary of SUEZ Energy International) in the state of Santa Catarina in Brazil. The plant uses non-recycled wood residue as the fuel. By avoiding the production of methane from the organic decomposition of this residue, the Lages plant reduces emissions by 220,439 tons equivalent CO2/year. The project was registered as a CDM project (UNFCCC) in April 2006.

Finally, as an example of the actions undertaken by the group, we refer to the brochures published in May 2005: “SUEZ – Renewable Energy” and “SUEZ – Combating Climate Change.”

This experience reinforces our ability to react promptly and efficiently to future developments in the carbon market. In all situations where significant investments are required, the analysis of risk factors and the economic impact still present numerous uncertainties. These uncertainties include fluctuations in fuel prices (particularly with the introduction of carbon restrictions), the possibility of being able to take advantage of incentive mechanisms intended to promote renewable sources, administrative delays required to obtain operating licenses for new facilities, and the market prices adopted by the European system of emission quotas. Our experience in these areas is an important success factor.

Electrabel’s Trading division, which is specialized in the gas and electricity markets, has been able to use its knowledge and the Group’s experience, and has strongly developed its expertise in the area of trading emission rights, performing a growing number of transactions on the emerging CO2 market. This has contributed to Electrabel’s global position in emission rights, although the current regulatory uncertainty prevents us from having a clear and definitive picture of the quotas allocated to the Group.

SUEZ-TRACTEBEL is also an active member of the International Emissions Trading Association, which includes the most proactive companies in the area and also benefits from significant exchanges of operational information and the respected voice of the association with international authorities.

Early in 2004, at the end of an international bidding process, the European Commission selected Trasys to implement the Community Independent Transaction Log (CITL). CITL is an electronic information base which records all transactions involving European emission quotas and verifies that they conform to European legislation in terms of trading emission quotas. Experts from the European Commission and Trasys, assisted by experts from Tractebel Engineering, collaborated in the development of this system, which has been operational since January 1, 2005, the start-up date for the EU ETS.

In August 2006, the United Nations awarded to Trasys, in collaboration with Tractebel Engineering, the contract to develop and manage the International Transaction Log (ITL), the electronic system that records and validates transactions under the Kyoto Protocol. This system is crucial for using emissions credits in the EU ETS.

Electrabel has invested USD 5 million in the World Bank’s Prototype Carbon Fund, and for the fourth consecutive year will chair its Investment Committee. In 2005, the Fund continued to select projects in developing countries and in central and Eastern Europe. A remarkable breakthrough occurred with the first Chinese initiatives in the CDM (Clean Development Mechanism) framework. Despite the delays due to the difficulties in financing such innovative projects, the purchasing contracts for the emissions saved allowed the first phase of the fund (prospecting and development) to be completed, with a portfolio of some 25 projects. In four years, the Fund will have studied over 400 projects to build this portfolio, which is diversified in the technologies employed, the type of gas targeted, and the geographic distribution. The experience gained in the development of projects for combating climate change is centralized and disseminated among subsidiaries to allow them to launch their own projects and thus encourage the discovery of investment opportunities. Several individuals in the Group have also had the opportunity to undergo specialized training in the “Carbon Finance” center at the World Bank in Washington.

With the exception of Canada, SEI is active only in countries not included in Appendix 1 of the Kyoto Protocol or the countries in Appendix 1 which have refused to ratify the Protocol and which are therefore not required to reduce their greenhouse gas emissions. In the near future, therefore, SEI’s subsidiaries will be faced with regulatory restrictions in terms of greenhouse gas emissions (except for the plant in West Windsor in Canada, which is a gas cogeneration facility of 112 MW). Very close monitoring of the situation is conducted for various countries in which SEI operates. In the United States, in particular, the adoption of the Memorandum of Understanding (MOU) on the Regional Greenhouse Gas Initiative (RGGI) commits the signatory states (Connecticut, Delaware, Maine, New Hampshire, New York, New Jersey and Vermont) to reducing CO2 emissions as part of a “cap and trade program”. Other legislative initiatives adopted in the United States in 2006 (California, Arizona) that may have a ratchet effect at the federal level. These changes are being closely monitored by the Group.

Knowledge acquired at the Group level on flexibility mechanisms has allowed SEI’s subsidiaries to design and document projects to facilitate their integration into CDM, while remaining close to their basic areas of expertise. Thus, SEI is well prepared to seize the opportunities in this market.

New CDM projects are in preparation in Latin America and Asia.

One of the critical phases in an evaluation of the profitability of CDM or JI projects is establishing the basis on which the emissions reductions will be measured. Aware of this challenge, Tractebel Engineering has developed skills and experience so that it can offer the Group and its customers intensive expertise in this area. As part of this effort, Tractebel Engineering has participated every year since 2005 in the CarbonExpo trade show and conference in Cologne.

Access to renewable energy sources

The Group continues to make progress in gaining access to renewable energy sources. Electrabel’s strategy demonstrates its firm commitment to reduce CO2 emissions, in compliance with the Kyoto Protocol and European regulations concerning the reduction of greenhouse gas emissions (see Climate Change).

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Installed power:
 Total renewable sources	6.55 GW el eq.	100%
 Small hydraulic	0.23 GW	100%
 Large hydraulic	5.27 GW	100%
 Wind	0.13 GW	100%
 Geothermal	0.02 GW el eq.	100%
 Biomass (specific + co-combustion)	0.32 GW el eq.	100%
 Biogas	0.15 GW el eq.	100%
 Incineration (biodegradeable portion of waste)	0.44 GW el eq.	100%

The use of hydraulic power for a portion of its production, as well as the growing use of other renewable energy sources, allows the Group to combine its ambitious environmental objectives with a high level of performance.

Electrabel is making a special effort to adapt some of its traditional plants to production based on biomass. Major projects have now been completed, are under construction, or are being studied. In addition, wind farms and wind projects are on the increase. In this area, projects are being developed in Belgium, France (in partnership with the CNR), in the Iberian Peninsula (in partnership with Gamesa), and in Italy.

In the United States, SEI has an installation with thirteen plants burning biomass (wood, biogas, and black liquor) with a net total capacity of 174 MW equivalent.

In Brazil, Tractebel Energia has recently started up a biomass plant in Lages (26 MW and 25 t/h steam). Tractebel Energia operates six hydroelectric plants which produce total combined nominal power of 5,760 MW, and intends to begin construction of two new units with combined nominal power of 1,328 MW.

In Laos, Houay Ho Power Cy operates a hydroelectric plant of 153 MW.

In Peru, EnerSur operates a hydroelectric plant of 130 MW.

It should be noted that SEI is not the 100% owner of all the projects that it operates; the figures provided here represent the total of the capacities operated by SEI.

Energy efficiency

Energy efficiency is at the very core of the SUEZ businesses.

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Primary energy consumption for:
– Energy production	309,158 GWh	100%
– Gas transport, distribution and storage	2,097 GWh	100%
– Waste treatment	2,761 GWh	100%
– Waste water collection and treatment	651 GWh	100%
Electricity consumption for:
– Energy production	8,251 GWh	90.7%
– Waste treatment	209 GWh	100%
– Waste water collection and treatment	1,050 GWh	100%
– Drinking water distribution	1,380 GWh	100%

At SUEZ Energy Services (SES), Elyo and Axima Services are defined as service providers in energy and environmental efficiency. They are optimizing their facilities and those of their customers in order to reduce consumption without, however, affecting the effectiveness or quality of the supply. This policy also holds for every step in the service, from the initial diagnostics to implementation, in the selection of equipment and the energy source. In addition, they ensure that the technical efficiency of the energy systems do not decline over time. As the operator of the facilities entrusted to them, they react to every anomaly and mobilize their expertise. They make a long-term commitment through result-oriented contracts, and thereby guarantee the continuity of the environmental performance.

To support this general approach, each of the entities of SUEZ Energy Services has developed its expertise in an ongoing effort to achieve gains in energy efficiency: public lighting for INEO, turbines for Fabricom GTI, Energy master plan for Tractebel Engineering, etc.

Since 1990, Electrabel has started up approximately twenty natural gas plants fitted with gas turbines, combined cycle plants (CCGT) and cogeneration units. At various sites in Spain and Italy, new CCGT units are under construction. Other investments are under study for other countries. The use of CCGT plants, which are among the highest performing production technologies, allow us to obtain returns in the range of 55%.

In addition, Electrabel is a member of the European association that includes the largest electricity producers and plant builders. This consortium is developing a project aimed at significantly improving the return of future coal plants to over 50%.

In addition to improving its own performance, Electrabel offers its customers a broad range of services, allowing customers to monitor their consumption of electricity, natural gas, water and fuel via secure Internet connections, and thus to adapt their consumption and develop an efficient energy policy. Electrabel also makes available to its customers a wide range of training programs focused on the rational use of energy. In addition, it offers customized energy and technical audits.

Nuclear energy

The two Belgian nuclear sites offer a very high rate of availability and, in 2006, provided 66% of Electrabel’s total power production in Belgium. This output, compared with the best natural gas technologies, prevents the emission of at least 20 million tons of carbon dioxide every year; thus, it makes a very substantial contribution to the effort to reduce greenhouse gas emissions. A steady reduction in the volumes of low and medium radioactive waste was also achieved. In fact, compared to the kWh produced, the volume of those wastes in 2006 represented half the volume in 1997. This result was achieved due to continual efforts to improve the technology and organization. However, a limit has been reached given current technologies.

The corresponding emissions of liquids and gases remain well below authorized limits.

Pursuant to the Belgian government agreement of 1999, the proposed law on the progressive withdrawal from nuclear energy for power production was adopted in January 2003. This text essentially provides for the decommissioning of plants forty years after they were commissioned for industrial service and a ban on the creation or operation of new nuclear power production units. However, one section of the law authorizes adjustments in an event of force majeure related to power supply security with the government’s authorization. Under this law, the first decommissioning would take place in 2015.

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

The downstream segment of the nuclear fuel cycle represents all the operations related to this fuel after it is used in a nuclear reactor. The costs related to this part of the cycle are, and will be, covered by provisions at Synatom. These provisions, which totaled euros 3.01 billion at the end of 2006, are governed by the Law of April 11, 2003.

The costs for dismantling nuclear plants after decommissioning are also provisioned as required by the Law of April 11, 2003. The provisions established at year-end 2006 totaled euros 1.52 billion. Tractebel Engineering contributes, through its permanent assistance to Electrabel, to improving all aspects of operating performance of the nuclear plants at Doel and Tihange, from managing major modifications up through validation of the dismantling principles, and including operational support, safety studies, managing equipment life cycles, and optimizing fuel use, as well as managing waste.

In addition, Tractebel Engineering actively participates in improving the environmental impact of the nuclear sector in several countries and in the development of high-performance and reliable methods for storing radioactive waste (in Brazil, France, Belgium, etc.).

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Radioactive gaseous emissions:
– Rare gas	18.2 TBq	100%
– Iodines	0.10 GBq	100%
– Aerosols	1.73 GBq	100%
Radioactive nuclear waste (weak and average activity)	229.1 m3	100%
Radioactive liquid discharge:
– Beta and Gamma Transmitters	34.4 GBq	100%
– Tritium	90.2 TBq	100%

Managing and protecting natural resources

The loss of water resources or the deterioration in the quality of those resources in certain countries where the Group operates is driving SUEZ to increase awareness at the operational level of the need for integrated management of water resources. This is an approach that integrates all the issues related to water and sanitation services (preservation of the resource, agriculture, land management) and the resolution of potential conflicts through negotiations with all stakeholders. This approach gives the Group a better understanding and, therefore, better control of the related risks, forms the basis for its legitimacy as a player in water management and a partner with public authorities, as well as allowing the Group to anticipate future trends and markets.

Procedures to monitor the quality of drinking water that is produced and distributed, as well as the landfills from wastewater treatment plants, are carried out at the local level through self-inspections that are reported to head office; which assesses the changes in performance. In the area of waste-water purification, SUEZ Environment, in partnership with the communities for which it operates, ensures compliance with and, if possible, anticipates the standards for waste water landfills and the use of sludge.

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Consumption of water for industrial use
– Surface water	54.7 Mm3	81.5%
– Water tables	4.5 Mm3	95.8%
– Public networks	18.9 Mm3	96.6%
Water consumption of water for cooling
– Evaporated surface water	130.5 Mm3	100%
– Water tables	7.1 Mm3	96.4%
– Public networks	4.4 Mm3	96.4%
Technical yield from drinking water adduction networks	75.2%	100%
– Volume of leachates collected	2.9 Mm3	100%
– Volume of leachates treated	3.1 Mm3	100%
– Pollution load treated in sanitation networks (DBO5 eliminated)	472 kt/y	100%

Natural resources are also protected by promoting the recovery of non-hazardous and hazardous industrial waste. The percentage of waste recovered in the form of matter or energy represents 42% of the total waste treated in the waste treatment sector. The Group believes that the recovery of treated sewage sludge (56.3% in 2006) as agricultural fertilizers is also a promising market. In 2005, the Department of Operations and Research of SUEZ Environment developed and tested a sludge compostability test (BIODEC) that guarantees the quality of the finished products, particularly the spreading conditions. The first tool to assist in the formulation of the initial sludge mixtures and other supports will be offered to the Group’s operators in 2007.

SUEZ Environment is also developing its high-temperature incineration operations for hazardous wastes in specialized furnaces or recovering those wastes as replacement fuels with its cement plant partners. Another way to recycle hazardous wastes is the regeneration of used oils and solvents. SUEZ Environment is also substantially expanding its activities in soil reclamation and ground depollution, by operations performed on the contaminated sites, or by extracting materials for treatment in its network of specialized facilities.

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Production of specific waste:
– Fly ashes, refioms	3.3 Mt	100%
– Ash, bottom ash	2.7 Mt	100%
– Desulphurization by-products, gypsum	0.2 Mt	100%
– Sludge from waste water treatment plants	0.5 Mt	100%
Production of non specific waste:
– Non hazardous	4.9 Mt	99.9%
– Hazardous	0.08 Mt	98.0%
Recovery:
– Waste and by products except for sludge	34.1%	100%
– Sludge from waste water treatment plants	56.3%	100%
– Energy recovery from waste
Electricity sold (incineration and CET)	2,516 GWh	100%
Heat sold (incineration)	1,245 GWh	100%

SUEZ Environment works from the very outset to integrate environmental policies in its Research and Development programs. Those programs develop innovative solutions for recovering waste products, reusing waste water, reducing water leaks in the networks, and reducing greenhouse gas emissions.

The businesses of the SUEZ group are implicitly tied to the resources provided by the natural environment and may, therefore, be negatively affected by environmental deterioration. While the question of water resources is vital for the drinking water businesses, the preservation of energy resources is also strategic for the energy companies. This management implies, above all, the continual improvement of energy efficiency and the increased use of renewable energy sources (see “Access to renewable energy sources” and “Energy efficiency” above). All the wood used in the SUEZ plants is purchased from certified producers. Electrabel signs agreements with wood producers, which certify that they are using a wood to produce pellets that does not reduce the natural resources and does not damage the balance of threatened ecosystems.

Reducing and controlling pollutants

In Flanders, Electrabel, via the Belgian Federation of Electricity and Gas (FEBEG), and the Flemish Region reached an agreement on future reductions in SO2 and NOx emissions. This environmental policy agreement set ambitious objectives for the period 2005- 2009. It became effective on January 1, 2005, and affects the existing facilities of Electrabel and the power producer SPE. In Wallonia, discussions to enter into a new sector agreement are still in progress.

In order to continue to reduce acidifying gas emissions, Electrabel has initiated the adaptation of three units of the Ruien (Belgium) plant, with the installation of NOx -SOx treatment units.

Indicator name	2006 data	Scope covered (% of pertinent revenues)
NOX emissions	105,525 tons	100%
SO2 emissions	204,926 tons	100%
Particulate matters emissions	9,976 tons	100%

Elyo uses a broad variety of techniques to continue to cut its emissions: reduction at source using an adapted energy package: water injection to reduce particulates, urea injection to control nitrogen oxides, and optimization of combustion and smoke treatment. This series of measures already compares very favorably with those for competing facilities; this is particularly true for the urban heating networks, the emissions from which are significantly lower than those that would be generated by tens of thousands of individual facilities.

In addition, Elyo has installed a high-performance system to track its emissions. Its VALERI software application automates the continuous auto-control system in the major combustion and incineration facilities. It is now offered in a version that meets in all details the very strict requirements of the two corresponding European directives (which are being gradually implemented between 2003 and 2008), making it an unparalleled resource. Distribution has been industrialized with TINEA, a specialized entity of INEO.

Pathogens

Certain portions of the cooling system in our facilities use river water. At certain times of the year, pathogenic organisms can develop in the cooling system, influenced by an appropriate temperature. In order to prevent or at least control this phenomenon, analyses and studies have been conducted for several years, and methods to combat these organisms have been developed. A decision-making logic diagram was developed and implemented in 2004. The initial results are in line with the objectives. The Belgian laboratory of the Laborelec group conducts the scientific monitoring and manages the various application phases. In addition, in 2004, a plume condensation method was developed in order to evaluate the concentrations of pathogens in the steam at the outlet from the cooling towers.

In 2005, Laborelec consolidated the experience acquired over the last ten years in management pathogenic organisms in water with the development of Governance Rules that stipulate the templates necessary to assess the risks and the plan to manage those risks. The Governance Rules were approved by Electrabel’s Safety department and distributed for implementation within the organization at the end of 2005. Measurement campaigns are regularly conducted by a specialized laboratory.

In terms of the risk of Legionnaire’s disease, Elyo offers its customers an optimized operating approach adapted to each facility, which can be easily integrated with pre-existing services. In contrast to partial and occasional measures, this is a global approach over the long term. It is the result of specific work performed by the Group’s research centers, combined with Elyo’s operational experience, which covers tertiary and residential sites as well as industrial facilities. Climespace has developed with the Paris Ecole des Mines and patented a new type of cooling tower for its activity which eliminates the risk of spreading Legionnaire’s disease by eliminating the plume.

PCB

In the 1980s, a number of government administrations and insurance companies recommended using transformers with askarel in order to reduce the risks of fire in the Group’s facilities. It was subsequently found that the principal chemical component in the product, i.e. the “PCBs,” was hazardous to the environment and that its use would be prohibited by 2010. In order to comply with this international agreement and its implementation in both Europe and Belgium, conventions were signed with the Belgian authorities to identify the facilities concerned and schedule their decommissioning pursuant to authorized procedures. This decommissioning is being done linearly; and the Group is ahead of schedule. Moreover, Electrabel has developed Electrabel PCB Full Service which can be used by its customers to remove devices containing PCBs.

Managing biodiversity

Biodiversity represents the biological wealth formed by all living organisms and their relationships with their environments. It provides a large number of natural products and “free” services. The protection of biodiversity is vital. Deterioration of biodiversity is now a concern and may result in the decline in the natural resources vital to the group’s businesses.

The SUEZ Group bases its Biodiversity policy on the actions proposed under Convention on Biological Diversity adopted in Rio in 1992.

In 2006, a census of the most fragile zones was conducted in Europe based on Natura 2000, and the zones identified by the PNUE and the WWF in the rest of the world (ecoregions). This process will result in the development of a mapping tool to classify the sensitivity of our activities with respect to biodiversity and the resulting actions.

Now a list of sites close to the Natura 2000 zones has been prepared by SUEZ Environment, and sensitivity programs are being developed (preparation of action plans). As part of the future application of the Directive on Environmental Responsibility, the study on water and waste treatment effects on the environment took into consideration the Natura 2000 zones, classified according to their sensitivity to protect biodiversity. A more detailed investigation of the sites located near Natura 2000 zones will be launched to verify the state of preservation of biodiversity there, and a study and search for tracking indicators has been entrusted to the Museum of Natural History in Paris.

For example, Compagnie Nationale du Rhône must, under its contract with the French government and the Rhône Alpes Region, take all measures necessary to ensure the maintenance of the Rhone river banks. Today the entire Rhône has been classified as a Natura 2000 zone. Current actions include CNR’s program to rehabilitate the banks of the Rhône by eliminating the cement embankments and restoring the fauna and flora as closely as possible to what existed on the banks of the Rhône 100 years ago. This program provides better riverbank stability and protects threatened species like the beaver or otter.

Landfills sites may also be located in or near zones identified as having a fragile biodiversity. In addition to the impact study conducted at the start-up of the site operations, ongoing programs are also necessary. For example, one site was improved in a landfill in eastern France to host a rare breed of owl, which can now continue to nest on the site operated by SITA.

Most of the industrial sites managed by the Group are large in area. The use of a portion of these sites as a passage point for migrating birds is increasingly frequent, and exchanges of good practices continue within the group. For example, peregrine falcons nest on the flues of certain thermal plants in Belgium, and greater numbers of flamingos have settled on the Marseillan lagoon, near the Thau pond.

In 2006, Tractebel Engineering, in partnership with SEI and the European Space Agency, began research on the development and monitoring of sustainable development indicators for major hydroelectric facilities. In this effort, biodiversity is one of the major factors considered, primarily in terms of the richness of the ecosystems.

Active prevention of environmental risks

To support the central audit program to control environmental issues, operational divisions are encouraged to implement their own environmental audit systems in order to speed up the coverage of their sites.

In the Energy segments, specific internal procedures are being deployed over most of the sites in order to define responsibilities for environmental management and to monitor the performance of environmental audits to assess the level of environmental compliance of facilities. Special attention is paid to operating permits on aspects related to impacts on the air, water, waste and noise. In addition, the compliance of subcontractors’ practices, the prevention of accidental landfills, the temporary on-site storage of hazardous wastes, and the existence of procedures to manage serious events are carefully assessed. These procedures are established to reduce to a minimum the risk of failure to comply with regulations or an operating permit, and to demonstrate the Group’s commitment to contribute to the protection of human lives and the environment. SUEZ Environment methodically takes environmental risks into consideration: at least one environmental audit has been conducted at each waste treatment site over the last three years. These audits identify any failures to comply with current regulations, detect specific risks, and implement correction plans. Non-compliance arises from ongoing changes in regulations which require upgrades at the operating level. They also result from acquisitions of facilities for which investments have been planned or because of the simple ageing of managed facilities. The use of private operators is often justified by difficulties in managing facilities subject to increasingly strict regulations. When SUEZ assumes the management of facilities, some of those facilities do not necessarily yet meet regulatory requirements. It is clear that, given the size of the infrastructures, the investment and work needed to upgrade the system sometimes require several years in certain countries. When a situation of non-compliance arises, SUEZ uses a variety of responses that may consist of an improvement in the operational management of a site, or an investment to enhance or replace equipment.

Under service delegation contracts, these decisions must be made with the approval of the customers, local authorities or manufacturers. Some investments remain their entire responsibility. However, the Group works to alert its customers so that they can anticipate future standards. A major program to increase awareness among local communities that have entrusted the management of their household waste incinerator to the Group was launched by SUEZ Environment to anticipate the applicable European environmental regulations in place since December 2005; those regulations require a reduction in authorized emissions thresholds. In some cases, when our customer has not made the investments to bring its facility into compliance, we have withdrawn from our management role. This audit program, which is monitored by the Department of Operations, Research and the Environment (DORE), is regularly presented to the Management Committee and subject to regular reports. In the water segment, each subsidiary is responsible for its own system to manage its environmental risks. A centralized audit process that is similar to the one set up for waste has been in place for two years now. Audits will be conducted as a priority on waste treatment facilities, storage of water treatment products, and the management sludge produced by wastewater treatment plants. Finally, risk-prevention plans are included or precede the implementation of an environmental management system.

There were 54 complaints and 9 judgments resulting from environmental damage, totaling €0.12 million in compensation. This is low given the size of the Group, the industrial nature of its businesses, and its direct expenditures for the environment. In 2006, environmental expenditures (investments and current operating expenditures related to environmental protection) amounted to more than €485.4 million for energy activities and over €2,624.5 million for the water and waste businesses.

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Environment-related complaints	54	99.8%
Environmental judgments	9	99.8%
Amount of compensation	€119,000	99.8%
Environment-related expenses:
– Energy Activities	€485.4 million	100%
– Environmental Activities	€2,624.5 million	100%
Environment-related provisions (see Note 15 in the notes to the consolidated financial statements)	€5,436.6 million	100%

The management of industrial and environmental risks breaks down into two components: risk prevention and crisis management.

Indicator name	2006 data	Scope covered (% of pertinent revenues)
Environmental analysis	58% of pertinent turnover	99.6%
Environmental risk prevention plan	65.1% of pertinent turnover	99.6%
Environmental crisis management plan	76.9% of pertinent turnover	99.8%

Crisis management for operating continuity

The operating entities have established crisis management plans that involve two levels of response: an emergency standby system to ensure immediate mobilization of the crisis management resources, and an actual crisis mechanism that effectively manages crises over an extended period of time. This plan particularly provides for the organization of a crisis unit that is capable of taking into consideration internal or external impacts, whether they are technical, social, health-related, economic, or image-related. For this purpose, the emphasis is on increasing the awareness and training of crisis management teams, particularly through simulations, and on developing a culture of exchanging information among local teams and their outside contacts.

The procedure known as “crisis emergency standby” ensures that the Group’s Management is informed of any serious event as necessary. This emergency standby system covers the Water and Waste Treatment activities in particular, along with the nuclear activities, and is active 24 hours a day, every day of the year. It also ensures the feedback needed to improve the Group’s crisis management procedures and risk control. Exercises to test these procedures were organized in 2006.

Environmental risk management policy – Law of July 30, 2003 governing the prevention of technological risk

Risk management is an essential component of the Group’s environmental policy. The environmental risks related to the most dangerous sites are framed by strict and specific national and international regulations and are subject to regular inspections by public authorities and the Group’s experts.

Inside the European Union, the Group operated eight Seveso “high threshold” sites, located in France, Belgium, Germany, Hungary and the Netherlands.

For the environmental businesses, Teris, the hazardous industrial waste treatment subsidiary of SUEZ Environment, operates the French sites of Pont-de-Claix (incineration of chlorinated solvents) and Loon-Plage (incineration of hazardous industrial waste), and its subsidiary SITA Remediation in Germany operates the Herne plant (treatment of hazardous industrial waste).

For the Energy businesses, Fluxys and Fluxys LNG (SEE) operate the sites of Zeebrugge (liquefied natural gas terminal), Dudzele (LNG storage unit) and Loenhout (underground natural gas storage), and Electrabel operates the Gelderland and Dunamenti sites.

SUEZ Environment high-threshold Seveso sites are audited every three years by the corporate audit department. The Teris Pont-de- Claix site, which was audited in 2006, is classified under the Seveso directive as “high threshold” because of its storage of hazardous industrial waste that may include highly toxic categories. This site is located in the center of a chemical complex that includes other “high threshold” Seveso establishments, with which it shares response resources within an economic interest grouping and a health, safety and environmental charter common to all operators on the complex. In particular, there is an internal 35-person fire department. The policy for preventing major accidents is based on a methodology for risk assessment, a policy on health and safety in the workplace, and an environmental protection policy that has earned ISO 9001 and ISO 14001 certification, an annual safety environmental quality progress plan, and an inspection policy that minimizes the risks related to the operation of the equipment that is backed by the chemical complex inspection department and recognized by the government. The safety management system is audited by a third party at least every three years, which complies with the order of May 10, 2000, and the health, safety and environmental charter of the chemical complex. An internal study of the dangers on the Teris sites evaluates the risks of accidents that could occur and the precautionary measures that would reduce the gravity or probability of such an accident. Since 2000, the frequency rate and the gravity rate of workplace accidents has been zero. No environmental accident or external complaint has been recorded.

The Teris-Loon Plage site, which was audited in 2004 and will be audited in 2007, is a Seveso “high threshold” site because of the storage of hazardous industrial waste that may include toxic materials. This establishment was acquired from Du Pont early in 2003. The policy to prevent major accidents is based on a methodology for risk assessment, a policy on health and safety in the workplace, an environmental protection policy, and an annual environment and safety quality progress plan. The site was integrated within the Teris ISO 9001 and ISO 14001 certification perimeter in 2004. Its safety management system (SMS) complies with the order of May 10, 2000. A hazard study conducted by Fairtec/Veritas was submitted for critical analysis by a third party expert (Technip) at the request of the authorities as a condition for granting authorization to operate. This authorization was granted on April 23, 2003. The assessment of risks of accidents that are likely to occur and the protective measures that reduce the gravity or likelihood of accidents was conducted according to Du Pont’s Hazop procedure. Since Teris acquired the site, the accident frequency and gravity rates have been zero.

The Herne site operated by SITA Remediation, a Teris subsidiary, uses pyrolisis to treat 30,000 tons/year of soil polluted with mercury, pyralene and polynuclear aromatic hydrocarbons. The site is classified as a Seveso “high threshold” site because of the potential stock of polynuclear aromatic hydrocarbons contained in the soil, which is greater than 200 tons, the limit in Germany. The site meets its regulatory obligations. A special impact study was conducted in 2003. An environmental officer and a Seveso officer were appointed by the company and they are responsible for the correct application of the regulations. An annual three-day audit is conducted by the German Department of Environment and Labor. This site was audited in 2006 by the environmental audit team of SUEZ

Environment. No major non-compliance or major environmental risk was detected on the site. In addition, the site is certified as “Entsorgungsfachbetrieb”, a German environmental certification, the renewal of which is verified annually by government audit.

Each of the Seveso sites has an internal operations plan that includes a “crisis unit” component which is filed with the authorities. This plan is tested every year during exercises conducted jointly with the Civil Protection Administration. The plan of Teris Pont-de- Claix is included in the internal operations plan of the chemical complex. Each of these three establishments has a notification system, which is relayed to the management teams of Teris and SUEZ Environment. These emergency standby systems define procedures in the event of a crisis.

Fluxys and Fluxys LNG conduct a proactive policy to control risks related to well-being in the workplace, industrial safety and the environment.

Within the framework of this policy, Fluxys and Fluxys LNG strive to:

•	with respect to the environment:

–	show concern for and demonstrate responsibility towards the well-being and protection of their employees, third parties, local residents, and the environment,

–	implement the best technologies available while taking economic realities into account,

–	meet the expectations of all participants, both inside and outside the company,

–	take the concept of “sustainable development” into account in their activities,

–	conform with legal requirements;

•	with respect to their employees:

–	define and distribute responsibilities, tasks and competencies,

–	regularly define targeted objectives by business line and by employee,

–	provide adequate training for each employee;

•	with respect to processes:

–	manage risks proactively and through processes using the Quality & Safety Management System (QSMS),

–	consolidate expertise as well as all the data concerning facilities,

–	act responsibly when designing, building, operating and retiring facilities from service,

–	set up and implement the required inspection, monitoring and maintenance programs,

–	be prepared to cope with emergency situations and serious accidents;

•	with respect to cooperation:

–	make this policy known and cooperate actively and efficiently at all corporate levels,

–	use the PPT Committee as a platform for consultation,

–	continually adapt the policies on well-being, industrial safety, environment and quality through the HSEQ Steering Committee according to the responsibilities attributed to it;

•	with respect to feedback:

–	measure and regularly follow up on efforts and results,

–	ensure that each accident, incident or non-compliance event that occurs in the organization is disclosed, examined and addressed,

–	draw lessons from experiences both inside and outside the company,

–	regularly update the prevention policy, and assess and adapt the necessary action plans,

–	seek to improve using internal and external audits.

Each employee contributes to the implementation of this policy through the responsibilities, tasks and authority assigned to him.

The management structure will apply available resources in the most effective manner.

Management and supervisors are responsible for compliance with and improvements to this policy.

Fluxys has formed teams responsible for managing and controlling crisis situations resulting from incidents and accidents that occur in a facility operated by Fluxys or Fluxys LNG. The members of these teams have had special training in crisis management and practice drills are regularly conducted. An internal procedure and several instructions for crisis management have been developed by Fluxys. In addition, operating sites have emergency plans describing the local measures to be taken in the event of serious incidents or major accidents.

To meet their legal obligations to indemnify third parties in the event of an accident for which they are liable, Fluxys and Fluxys LNG have taken out insurance from reputable insurance companies to cover their civil liability as operator and owner.

The Gelderland power plant in the Netherlands, where 500 tonnes of ammonia (25% dilution) are stored, is registered as a high-risk Seveso site.

Finally, the Dunamenti site in Hungary has been officially registered as a Seveso “high threshold” site since January 1, 2003, because of its large light fuel oil storage capacities. Dunamenti is required to hold such storage capacities under a Hungarian government decree. A program to prevent major industrial risks has been developed and implemented within the Company.

Appendices: methodology for the 2006 environmental reporting

To ensure the transparency and reliability of the data it publishes, SUEZ has initiated quality control checks of certain indicators related to the environmental and corporate data published. The first step performed for the data from fiscal 2001 consisted of a review of the reporting procedures for performance indicators. In 2003 and 2004, the work performed led to an opinion of moderate assurance on the reporting procedures for environmental and corporate data and on the quality of a limited number of indicators for selected business lines. SUEZ has implemented the results of the control indicators to enable it to strengthen its non-financial reporting systems. In 2005, the scope of the procedures was expanded, to encompass all data, and not only to the business lines visited. In 2006, the number of indicators was increased and new methodological guidelines were applied in accordance with recommendations from the previous year.

For environmental reporting, the year 2006 was marked by the completion of work in the following areas: revision and deployment of reporting procedures, revision of certain definitions and consistency checks, revision of existing methodological guidelines (CO2 and CH4) and provision of new guidelines for SF6, mercury, electricity auto-consumption and water consumption, securing of the environmental reporting workflow, and increased use of CERIS, the Group’s environmental reporting tool.

The procedures for defining the scope of environmental reporting were clarified in order to cover all the operations and impact of the facilities where the Group holds technical operational control. The legal entities included in the reporting scope were those whose operations were relevant in terms of environmental impact (excluding, therefore, energy trading and financial and engineering activities), and either fully or proportionately consolidated (based on the financial consolidation rules). These entities report on the operations and impact of the facilities where they hold technical operational control, including facilities operated on behalf of third parties. Those amounts are then consolidated taking into account the financial consolidation percentage, excluding the numbers from environmental management systems (EMAS) and the numbers from sites covered by EMAS that are fully consolidated.

On the basis of consolidated turnover, pertinent turnover (after excluding the turnover generated by the activities that are not considered relevant in terms of environmental impact) are defined and identified for each legal entity. The coverage of this pertinent turnover by each of the environmental management indicators is reported.

The year 2006 was also a year in which the procedures for reporting environmental data were specified and deployed upstream. The set of procedures for reporting environmental data consists of a generic procedure based on standardized instructions to be used at the appropriate levels of the reporting process. The deployment of the procedures throughout the Group relies on a network of duly authorized environmental agents and coordinators. These procedures and work instructions at the Group and division level detail the collection, control, consolidation, validation and transmission of environmental data at the various levels of the organization as well as the rules that define the scope and consolidation. They include technical documents that provide methodological guidelines for calculating certain indicators. The list of the entities included in the scope of environmental reporting is attached to the procedures and instructions.

The documents defining the indicators used to measure the environmental performance of the Group have been reviewed and explained in compliance with the legal disclosure obligations stipulated by the French New Economic Regulations act and the law on technological risks. They have also been created based on comments from operational managers represented in a dedicated work group. Each indicator has also been studied to define and formalize the type of validation controls to be used. These controls are based on studies of changes from one reporting year to another and on analyses of consistency and relevance within a business. They are integrated into the reporting tool. All the documentation can be obtained by simply requesting for it from the Group’s environmental division.

The following information should be noted about the data published in this report and in the Activity and Sustainable Development Report:

1.
the definition of the “electricity consumption” indicator for energy production activities has been modified to take the auto-consumption of power plants into account. When the information required for calculating auto-consumption is not available, this figure is estimated in proportion to net production. Currently, SUEZ Environment’s energy producing sites do not report their auto-consumption. This information will be completed in 2007;

2.
the definition of “non-specific hazardous waste” as well as the definition of the recovered part of this waste must be specified for waste treatment and sanitation activities. Currently, the very high proportion of sorting and composting refusal explains why the SUEZ Environment division accounts for a very large proportion of Group consolidated data. Furthermore, the handling of this waste is not taken into account in “recovered hazardous waste”, which has resulted in the under-estimation of this indicator. Finally, waste from the cleaning of wastewater systems is not systematically reported. These issues will be addressed in a revision in 2007;

3.
the “non-specific hazardous waste” indicator is estimated for the BUG business line, and we later noted discrepancies with the method used in 2005. Nevertheless, this method was repeated in 2006, and the estimation method will be revised in 2007;

4.	the activities of SUEZ Environment (in particular incinerators with energy recovery) report cooling water under the “industrial process water” line item. This will be revised in 2007;

5.
methodological details have been added to the calculation of air emissions. These are measured continuously, estimated by extrapolating from frequent but separate measurements or calculated using average emission factors;

6.
the data reported by Sita UK are less reliable on the whole because few procedures were conducted for the business line. Most of the anomalies observed in the data transmitted by Sita UK were corrected using information available at the entity’s head office. Sita UK’s contribution to the data published by the Group is especially significant for the following indicators: CH4 emissions from landfills (40.4% of Group total), non-hazardous non-specific waste (44.4% of Group total) and treated leachates (28% of Group total).

The reliability of the reporting process, the scope of the reporting perimeter, and the improvement in the definition of the environmental performance indicators are continually being improved.

Lastly, in accordance to the commitments made for 2006, SUEZ worked to strengthen the mechanism to monitor values in its tool to collect, process and recover the environmental data entered by the operational entities. CERIS, an environmental reporting IT solution, the first version of which was developed by SUEZ in 2003, allows management of the network of environmental agents and coordinators, management and documentation of the scope of environmental reporting, entry, control and consolidation of the indicators, the printing of reports and, finally, the availability or the production of the documentation required for the collection of the data and the control of the reported data. This tool currently covers all divisions and is now deployed within certain divisions and subsidiaries. CERIS was also verified by the Group’s internal audit team.

The correspondence of the Group’s environmental performance indicators with the New Economic Regulations and the Global Reporting Initiative is documented in the summary table of environmental performance published in the Annual Activity and Sustainable Development Report.

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

Material Damage and Business Interruption

The protection of our assets conforms with generally accepted principles for property damage and business interruption insurances.  It pertains to property that is owned, leased or entrusted to us.

The facilities are covered by programs contracted by the operational companies at the level of the Divisions and/or Business Units and/ or Entities.

The main programs provide for coverages based sometimes on total reported value but more often on maximum limits anyone loss varying between €120,000,000 and close to US$2,000,000,000.

In order to cover their assets, the Environmental businesses favor a layered solution in two successive lines, one designed to cover medium-size sites and another which is reserved for the most important operating sites.

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

Above the underlying coverage pertaining to each division/business unit, which normally amounts to €50 million, SUEZ has a global plan which, in combination with the underlying coverage, provides (subject to certain exclusions and sub-limits of guarantees imposed by the market) a total capacity of €500 million, all damages combined.

•	Marine liability

Our global general liability program is placed in the non-marine market and excludes from its scope specific types of risks such as, for example, maritime risks, which are covered by specialized markets.

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

SECURITY AND CRISIS MANAGEMENT

In fiscal year 2006, the international political context remained highly volatile and tense. Various countries in North Africa and the Middle East, as well as Southeast Asia, again suffered particularly violent acts of terrorism. At the same time, Europe also continued to suffer from the effects of Western intervention in Iraq, and has been threatened by terrorist attacks (as in London, for example), most of which have been thwarted by to the intervention of and exchanges among intelligence services.

The Israeli intervention in Lebanon in July 2006 resulted in a very large scale evacuation operation of the populations threatened, including French nationals.

At the same time, the legal framework has also evolved toward greater rigor and is now characterized by the emergence of new provisions recorded in the French Defense Code with the Law of December 12, 2005, and its implementing decree of February 23, 2006. This law requires operators of vital infrastructures to participate in the fight against terrorism. In addition, the French Financial Security Act requires the same sectors (energy and water) to prepare backup plans for vulnerable businesses to make it possible for them to continue operation of a facility, even if such operation is “diminished” after a disaster.

Finally, court recognition and sanction of a “safety of result” obligation in favor of the victims of an attack was recently applied by the courts to a workplace accident. This type of event is no longer considered in and of itself as an event of force majeure that exonerates the employer from liability when the employer knows (or should know) the type of threat to which its employees are exposed in a high-risk zone, and if it does not adopt adequate prevention measures.

SUEZ decided to develop the resources necessary to meet these new obligations and anticipate the major crises which the Group may have to confront, by creating in 2004 the Security Department, which is placed directly under the authority of the Group Secretary. This department operates through a network: the SUEZ Global Security Network (SGSN) starting from the center and  then extending to the divisions, and subsequently to the operational subsidiaries located throughout the world.

The missions entrusted to this department relate primarily to:

Employee security

•	There should be coordination and centralization of security measures for expatriate employees of the Group, to deal with the emergence of threats of all types to which they may be exposed.

•	This mission also includes monitoring practices for sending employees on business trips and preventive measures to be implemented in the event of potentially dangerous demonstrations.

•
To accomplish this mission, SGSN may rely on outside service providers who are specialized in the area of health as well as security, and it has also created close ties with the appropriate government departments, particularly those of the Ministries for Foreign Affairs and Defense.

•	It was in this capacity that SGSN served as the general coordinator for the evacuation of our employees working in Lebanon during the conflict with Israel.

•
Finally, and for preventive reasons, a permanent “country watch list” has been instituted with the establishment of an Intranet site specifically dedicated to traveling employees. A classification of risk zones and alerts directed to the appropriate entities is included in this program.

Security of facilities

The issue here is to ensure prevention and the protection of the Group’s assets in light of the emergence of new threats that can result in material property losses through their destruction, but also and in particular, to address indirect losses from the theft of information through possible confidentiality breaches. This mission is based on the performance of security audits and the implementation of standards (particularly for critical facilities currently under construction).

Given the reform of the French Defense Code, SGSN has developed a methodology to analyze vulnerabilities and protect sensitive sites. This methodology is currently being deployed in the operational units located in France, but it will become the reference standard for the SUEZ Group worldwide.

Finally, the operating subsidiaries have been made aware of the importance of developing operational continuity plans to deal with the occurrence of unconventional situations such as, for example, the conditions that would result from a global flu pandemic.

Crisis management

The SGSN may also be configured as a crisis unit. In this case, it would receive the support of the Communications and Human Resources Departments and help from specialized outside service providers.

The crisis unit would take action primarily in the event of an attack on individuals or assets, and in the event of natural, industrial, and even political, catastrophic events.

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

Energy

As of December 31, 2006, we operated more than 200 electric power plants in 31 countries. Information on the principal electric power plants owned by us is provided in the table below. Information on leased property is presented in Notes 29 and 30 to our Consolidated Financial Statements.

Country	Company	Size	Activity
France	SHEM	773 MW	Hydroelectric power plant
	CNR	2,937 MW	Hydroelectric power plant
Belgium	Doel	2,759 MW	Nuclear power plant
	Tihange	2,423 MW	Nuclear power plant
	Belgium (nationwide)	7,977 MW	Thermal power plants, CC GT, Cogeneration, Hydraulic power plants
	Zeebrugge	4.5 GM3/year	LNG terminals
Brazil	Santo Santiago	1,420 MW	Hydroelectric power plant
	Salto Osorio	1,074 MW	Hydroelectric power plant
	Cana Brava	450 MW	Hydroelectric power plant
	Jorge Lacerda	773 MW	Thermal power plant
Chile	Electroandina	939 MW	Thermal power plant
Spain	Castelnou	758 MW	Natural gas power plant
United States	Everett, Massachusetts	10.1 GM3/year	LNG terminals
	Red Hills, Mississippi	440 MW	Thermal power plant
	Chehalis	520 MW	Natural gas power plant
	Wise County	746 MW	Natural gas power plant
	Hot Spring	746 MW	Natural gas power plant
Hungary	Dunamenti	1,676 MW	Thermal power plant, cogeneration and combined-cycle gas turbine power plant
Italy	Rosen	356 MW	Natural gas power plant
	Tirreno Power	380 MW	Thermal power plant
	Torrevaldaliga	722 MW	Thermal power plant
Peru	Enersur	372 MW	Thermal power plant
	Yuncan	130 MW	Hydroelectric power plant
Poland	Polianec	1,654 MW	Thermal power plant
Netherlands	Eems	1,705 MW	Thermal power plant
Thailand	Map ta Phut, Rayong	991 MW	Cogeneration and combined-cycle gas turbine power plant
	Bowin, Chonburi	713 MW	Thermal power plant
Turkey	Baymina	763 MW	Natural gas power plant
As of December 31, 2006, the Group is working on the construction, expansion or improvement of facilities, mainly in Belgium (Amercoeur: 420 MW), in Italy (Roselectra: 385 MW, Leini: 385 MW and Vado Ligure: 382.5 MW), in Bahrein (Al Ezzel: 449 MW), in Oman (Al-Russail: 665 MW, Barka II – stages 1 and 2: 678 MW), in Saudi Arabia (Marafiq 2,745 MW) and in the USA: (Red Hills – Mississippi: 746 MW), being all power plants using technologies, based on gas.

Environment

We own and operate several drinking water production plants, waste water treatment plants, and water reservoirs and distribution networks.

As of December 31, 2006, we owned or operated 61 waste incineration plants in France, the United Kingdom, the Benelux countries, and Taiwan, as well as 180 landfills, most of which are located in France and the United Kingdom.

Information on the principal sites and plants owned by SUEZ Environment as of December 31, 2006 is provided in the table below. Information on leased property is presented in Notes 29 and 30 to our Consolidated Financial Statements.

Country	City/Region/State	Activity	Design capacity
France	Bègles	Waste incineration	265,000 t/year
	Toulon	Waste incineration	250,000 t/year
	Créteil	Waste incineration	235,000 t/year
	Morsang	Drinking water production	225,000 m³/day
	Bordeaux	Water sanitation	114,000 m³/day
	Le Pecq-Croissy	Drinking water production	370,000 people eq.
	Nice	Wastewater treatment	235,000 people eq.
United States	Haworth	Drinking water production	750,000 m³/day
	Deforest	Drinking water production	76,000
Australia	Sydney	Drinking water production	3,000,000 m³/day

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our operating results are generally affected by a variety of factors, including compliance with laws and government regulations governing the energy and environment sectors, fluctuation of energy prices, participation in evolving markets, currency fluctuations and particularly the continuation of the deregulation processes in the European energy sector.  Since the implementation of IAS32/39 in 2005, our operating results are also affected by fluctuations in the mark-to-market of certain energy contracts and derivatives.

In 2006, revenues increased by €2,800 million, or 6.7%, from €41,489 million in 2005 to €44,289 million in 2006 driven by higher revenues in all our segments and higher gas prices. Our income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net increased by €595 million or 15.2%, from €3,902 million in 2005 to €4,497 million in 2006. Income from operating activities increased by €846 million or 18.7% from €4,522 million in 2005 to €5,368 million in 2006.

Our 2007 strategic priorities will focus on the continuation of our industrial expansion, efforts to increase operating margins and generate cash across all our businesses. The Group’s operating objectives for 2007 are:

•	growth in gross operating income of more than 10%;
•	growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net of more than 15%;
•	thereby allowing the Group to remain on track to meet its ROCE (return on capital employed) objectives.

Confident in the prospects facing each of our business lines, at its meeting on March 7, 2007, the Board of Directors confirmed its dynamic dividend payout policy. For 2007, the ordinary dividend that was submitted to the general shareholders’ meeting was 1.20 euro per share, up 20% over the dividend paid in 2006 in respect of fiscal year 2005.  See also “Item 4. Information on the Company – B. Business Overview – Vision and Strategy – 2007 strategic priorities.”

The discussion below should be read together with our Consolidated Financial Statements. The financial information that follows is prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain material respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Notes 40 to 42 to our Consolidated Financial Statements describe the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconcile our net income and shareholders’ equity to U.S. GAAP.

The Consolidated Financial Statements have been prepared in accordance with IFRS published by the International Accounting Standards Board (IASB), as adopted in the European Union (EU).  IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB.  However, the Group’s financial statements for the years presented would be no different had the Group applied IFRS as issued by the IASB.  References to “IFRS” hereafter should be construed as references to IFRS as adopted by the EU.  At December 31, 2006, IFRIC 12 was still being reviewed by the European Union. As Suez does not consider the interpretation to be incompatible with the current standards adopted, it believes that the provisions set out therein could be used as guidance.

IFRS Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires  management to apply accounting policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. Our significant accounting policies are in accordance with IFRS and are described in Note 1 to our Consolidated Financial Statements, “Summary of significant accounting policies”. The following policies represent those that management believes are particularly important to the financial statements and that require the use of estimates and assumptions and relate to matters that are inherently uncertain.

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

Goodwill

Goodwill is not amortized. Impairment tests are carried out annually, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units, or CGUs, which are groups of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount (the higher of its fair value less costs to sell and its value in use) of the CGU is compared to its carrying amount.  Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. While we believe that the assumptions and input used to determine the recoverable amount are appropriate, they are subject to judgment. The most significant inputs are extracted from our 4-year business plans. Assumptions regarding discount rates have been based on the specific characteristics of the operating entities concerned and the assumptions that revenue growth rates (excluding inflation) will not exceed 2%. Terminal values have been determined in line with the available market data specific to the operating segments concerned. If the carrying value exceeds the recoverable amount, an impairment charge for the difference is recorded in the income statement.

Provisions

We maintain provisions related to our obligations for dismantling nuclear power stations, reprocessing and storage of nuclear fuel and environmental remediation. The assumptions underlying our estimates of these reserves are discussed in more detail in Note 23 to our Consolidated Financial Statements. We believe these assumptions are appropriate; however, actual costs incurred related to these obligations could differ significantly due to changes in the timing and amount of estimated payments, changes in the time value of money, changes in technology and changes in the legal and regulatory environments in which we operate.

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

Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made. The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country in which we operate. Additionally, pension cost is influenced by the weighted expected return on plan assets, which was 5.6% in 2006 and 5.7% in 2005.

The discount rates used are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings) in the related geographical area. The weighted discount rate used for 2006 and 2005 was 4.7% and 4.4%, respectively. The actuarial assumptions and valuation methods currently used for pension plan and similar benefit commitments are presented in Note 24 to our Consolidated Financial Statements.

In regards to employee benefit obligations, the Group has elected to use the option available under IAS 19 and to discontinue the corridor method.1 Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity and are shown in a statement of recognized income and expense (SORIE) within the statement of changes in equity. Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar fashion. However, actuarial gains and losses on other long-term benefits such as long-service awards, continue to be recognized immediately in income.

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

More specifically, valuations for derivative financial instruments are based on the following hierarchy: (i) prices quoted on an organized market, (ii) prices obtained from other external sources such as brokers or over the counter third parties and (iii) valuation models and other techniques usually applied by market participants. The valuations also include adjustments to account for counterparty credit risk and liquidity of the market, which is based on the bid-ask price. We have consistently applied this valuation methodology for each reporting period presented. A more detailed discussion on fair value calculations and credit risk are reflected in Note 27 to our Consolidated Financial Statements.

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

Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. The Group is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often only known several months down the line, which means that revenue amounts recorded are estimated. However, the Group has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material.

Documentation of the normal purchase and normal sales exemption

Most of the commodity contracts that we have entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under IAS 39. However, many of these contracts are designated and documented as normal purchase and normal sales contracts; consequently, they are excluded from the scope of IAS 39 and accounted for at cost. As a result, any price volatility inherent in these contracts is not reflected in our operating results, since unrealized gains and losses on these contracts are not recorded. If the conditions and criteria

________________________
1 Previously, only the portion of actuarial gains and losses arising after January 1, 2004 that exceeded the greater of 10% of the present value of the obligation and 10% of the fair value of any plan assets were recognized through the consolidated income statement over the remaining service lives of plan participants.

to apply such an exemption were modified because of future interpretations or actions from the IASB, the impact on our financial position and our future operating results could be significant.

U.S. GAAP Critical Accounting Policies

In addition to the Critical Accounting Policies discussed above, certain Critical Accounting Policies apply only to the U.S. GAAP results.

Long-term supply and purchase contracts

We enter into many long-term supply and purchase contracts for gas and electricity. Several of these contracts do not presently qualify as derivatives under SFAS 133 because of limitations on the possibility for net settlement or prohibitive costs to net settlement due to illiquidity in the related markets. If the markets were to expand to allow greater volumes to be traded and/or the costs of selling the commodity through other markets was reduced, these contracts would qualify as derivatives and depending on the market price of the commodity at that time could result in a significant asset or liability impacting our future operating results.

A.	Results of Operations

2006 Compared to 2005

(in € millions)	2006	2005	% change (reported basis)
Revenues	44,289	41,489	6.7%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	4,497	3,902	15.2%
Income from operating activities	5,368	4,522	18.7%

All data are taken from accounts prepared in accordance with IFRS.

Revenues

The Group reported a sustained increase in revenues, with a 6.7% rise.

Growth in revenues amounting to €2,800 million, can be broken down as follows:

•	a positive €1,144 million impact driven by higher gas prices;

•	a negative €1,724 million impact relating to changes in the scope of consolidation;

•
exchange rate fluctuations, generating a positive impact of €91 million, due primarily to changes in the value of the Brazilian real (€104 million) and fluctuations in the US dollar (negative €38 million); and

•	higher revenue contributions of €3,289 million from:


SUEZ Energy Europe (up €1,461 million), on the back of surging sales outside of the Benelux region, in particular in France, Germany, Italy and Spain, as well as higher electricity prices across Europe;


SUEZ Energy International (up €636 million), thanks to a strong sales momentum. Energy sales climbed €179 million year-on-year in the Asia/Middle East region, and €163 million in Latin America. North American sales came in €193 million higher, with the Group benefiting from stronger direct sales to industrial and commercial customers in the US;


SUEZ Energy Services, which reported an increase in revenues of €515 million, due notably to the sharp increase in installation and energy services in France (up €427 million), and to the expansion of climate engineering activities in Europe; and


SUEZ Environment, delivered a growth of €677 million owing to (i) strong growth in the water segment in Europe (up €249 million), mainly in France and Spain; and (ii) an increase in the waste services business in Europe (€249 million), notably in France, the United Kingdom and Germany.

Revenue breakdown by geographical area

The share of revenues generated outside France and Belgium increased to €22,263 million in 2006 from €20,808 million in 2005, representing 50.3% of our total revenues in 2006 compared to 50.2% in 2005.

	2006			2005
(in € millions)	France	Belgium	International	France	Belgium	International
SUEZ Energy Europe	1,133	9,735	5,103	773	9,475	3,945
SUEZ Energy International	-	32	6,210	-	-	5,879
SUEZ Energy Services	5,229	1,066	4,342	4,720	1,144	4,465
SUEZ Environment	4,447	384	6,608	4,227	343	6,519
Group Total	10,809	11,217	22,263	9,720	10,962	20,808

Revenues by geographical area can be broken down as follows:

(in € millions)	2006	2005	Change in %

France	10,809	9,720	11.2%
Belgium	11,217	10,962	2.3%
France-Belgium sub-total	22,026	20,682	6.5%
Other European Union countries	12,341	10,957	12.6%
Other European countries	1,039	975	6.5%
North America	4,184	4,092	2.3%
Europe and North America sub-total	39,590	36,706	7.9%
South America	1,863	2,120	(12.1)%
Asia/Middle East and Oceania	2,165	2,063	4.9%
Africa	671	600	11.8%
Group Total	44,289	41,489	6.7%

Revenues in Belgium were influenced by the disposal of Electrabel Netten Vlaanderen (revenues amounting to €787 million in 2005), while change in South America reflects the withdrawals from operations by SUEZ Environment during the year (a €396 million fall in revenues).

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net up €595 million reflects:

	mainly, operating items accounting for a rise of €575 million;

	the non-recurring nature of the provision booked in 2005 for the AEP dispute in the US (positive impact of €111 million); and


conversely, the absence of the positive impacts recorded in 2005 relating to the reform of Electricity and Gas Industry (EGI) pension arrangements in France (a positive impact of €33 million in 2005), and of various other provisions write-backs.

Income from operating activities

Income from operating activities surged 18.7% in 2006, benefiting from capital gains on asset disposals amounting to €1,093 million, including the sale by SUEZ Energy Europe of a portion of its interest in the Flemish mixed inter-municipal companies; the disposals of Colbùn and Hanjin City Gas by SUEZ Energy International and of Reva by SUEZ Energy Services; and the sale of the residual stakes in M6 and Neuf Cegetel. Capital gains on asset disposals in 2005 amounted to €1,530 million, and essentially consisted of the proceeds from the partial sale of the Group's interest in Elia, as well as the remaining stake in Northumbrian.

Changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39 had a positive €17 million impact on income from operating activities (versus a negative impact of €151 million in 2005).

Income from operating activities was also impacted in 2006 by asset write-downs amounting to €150 million (€658 million in 2005), in particular concerning property, plant and equipment in the US, as well as restructuring costs totaling €89 million.

Segment profit

The Group uses Gross Operating Income, or GOI, as a measure of segment profit, which is closely related to consolidated income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net. Refer to Note 3 of our Consolidated Financial Statements for a reconciliation of GOI to income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net.

Electricity and Gas

	2006			2005			% change
(in € millions)	SEE	SEI	Total	SEE	SEI	Total	(reported basis)

Revenues	15,971	6,242	22,213	14,193	5,879	20,072	10.7%
Gross operating income	3,060	1,566	4,626	2,854	1,335	4,189	10.4%
Income from operating activities before mark-to- market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	2,141	1,099	3,240	1,963	747	2,710	19.6%
Mark-to-market on commodity contracts other than trading instruments	66	(48)	18	(229)	79	(150)	N/A
Impairment	22	(86)	(64)	(79)	(269)	(348)	N/A
Restructuring costs	(8)	-	(8)	13	-	13	N/A
Disposals of assets, net	288	145	433	714	245	960	N/A
Income from operating activities	2,509	1,110	3,619	2,383	801	3,184	13.7%

Suez Energy Europe

Revenues

Revenues reported by SUEZ Energy Europe increased by €1,778 million or 12.5% compared to 2005. This increase was the result of rising gas prices having a positive €855 million impact, the sale of Electrabel Netten Vlaanderen, and higher revenue contributions of €1,461 million.

Electricity

Electricity volumes sold totaled 156.3 TWh in 2006, including 100.1 TWh in the Benelux region. Sales of electricity in the year amounted to €9,594 million, representing growth of 16.9%. This increase essentially reflects the overall- rise in market prices triggered by higher fossil fuel prices, and higher sales volumes outside the Benelux region (up 24.6%). More than two-thirds of revenue growth in 2006 is powered by sales outside this area.


In Belgium, sales volumes dropped by 2.4%, mainly as a result of lower wholesale volumes. Revenue growth of 4.2% was driven by the segment Business (industry and resellers), boosted by the renewal of contracts for a number of industrial customers on the basis of upward price revisions, as well as an increase in volumes sold.


In the Netherlands, volumes sold climbed 4.7%. The favorable development of the customer portfolio, increases in selling prices and the consolidation of Rendo and Cogas from the fourth quarter contributed to a 26% surge in revenues.


In the rest of Europe, electricity sales continue to record double-digit growth on almost all markets, in terms of both value and volume. This performance comes on the back of strong sales momentum, notably in France (up 48.6% in value), Germany (up 43.1% in value) and Italy (up 34.6% in value). It also reflects certain production facilities which entered into or returned to service (positive impact of €92 million in connection with the start-up of the combined cycle gas turbine plant at Castelnou in Spain in July 2006), and higher selling prices;

Gas

Gas sales were up €595 million (up 32.5% on the prior year figure) with rising gas prices having a positive impact of €359 million. Sales volumes grew by 15.7% thanks to a strong performance in the industrial sector in the Netherlands, the first-time consolidation of Rendo and Cogas, and wholesale volumes, mainly in the Benelux region. Mild weather in the fourth quarter countered the positive impact of harsh winter conditions in the first three months of the year.

Distrigas posted a rise in industrial sales, notably in France (113 industrial sites now supplied) and the Netherlands. On the other hand, Distrigas experienced a decrease in its sales to power plants outside the Group and in its LNG sales especially after the one-off opportunities in 2005.

Other

The creation of a single operator (Eandis) in first-quarter 2006 resulted in the sale of the Group’s subsidiary Electrabel Netten Vlaanderen to the Eandis entity. Eandis is a wholly-owned subsidiary of the mixed inter-municipal companies that operate the Flemish grid. Electrabel Netten Vlaanderen has been therefore deconsolidated, and this essentially explains the decrease in revenues in the Other segment – although margins were unaffected.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net reported by SUEZ Energy Europe came in at €2,141 million (up €178 million compared to 2005). This figure reflects two exceptional measures introduced by the Belgian government in 2006:

	on December 8, 2006, the Belgian parliament voted to introduce a tax on idle production facilities; Electrabel paid €70.4 million in this respect at end-2006;


at the end of December 2006, the Belgian parliament voted a one-off contribution from the main players in the natural gas resale and distribution market, designed to offset price reductions granted by the Belgian State to end customers. The full amount of this contribution was paid by Electrabel and Distrigas for a sum of €100 million.

Excluding the impact of these special tax measures, growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy Europe was in the region of 18%, in line with the performance observed in first-half 2006.

Gross operating income came in at €3,060 million (up €206 million or 7.2%), but was also impacted by the Belgian government’s taxation measures described above. Excluding the impact of these taxes and contributions, or growth in gross operating income comes in closer to 13%.

The growth in these two performance indicators was buoyed by sound operating fundamentals and favorable market conditions.

The electricity business profited from sustained increases in electricity prices, despite the rise in the average price of fossil fuels. Due to various existing mechanisms to establish selling prices, changes in market prices are passed on to average selling prices progressively, whereas increases in fossil fuel prices have a more immediate impact on thermal production costs. This effect is partly countered by the diversity of the Group's production assets and fuels, as well as by the current hedging policy. In particular, the impact of increases in the cost of fossil fuels on margins is tempered by the fact that 45.5% of the Group's electricity output in the Benelux region is from nuclear sources.

Gross operating income was also boosted by improved capacity availability at power stations in the Netherlands, which suffered extended shutdowns in 2005, and by the full effect of the start-up or renovation of production facilities in recent months, mainly in Italy (the 270 MW plant at Voghera and the 1,495 MW plant in Torrevaldaliga, where units 5 and 6 came onstream in 2005) and in Spain (the 800 MW power plant at Castelnou).

At the same time, Electrabel's growth drivers outside the Benelux region continue to increase (€98 million), due to the start-up of new assets as described above and to prevailing market conditions in 2006. The impact of the increase in electricity selling prices is particularly marked in France, which was able to take advantage of improved hydro conditions as well as greater sensitivity to the market environment, and in Italy, which benefited from favorable intra-day sales.

Gas sales, essentially concerning Distrigas, were boosted by strong sales performance outside domestic markets and greater stability in short-term gas prices. The increase in gross operating income was bolstered by a number of non-recurring events, essentially concerning the resolution of metering issues that arose in the wake of market deregulation.

Income from operating activities

SUEZ Energy Europe reported a 5.3% increase in income from operating activities on a reported basis, to €2,509 million, driven by the positive €66 million impact of marking-to-market commodity derivatives at December 31, 2006, attributable mainly to the unwinding or remeasurement in 2006 of economic hedges of gas commodities. This item also includes €288 million in capital gains on disposals, mainly consisting of €236 million from the disposal of a portion of the Group’s interest in the Flemish mixed inter-municipal companies. In 2005, capital gains on disposals included €626 million in connection with the listing of 36.6% of Elia.

SUEZ Energy International

Revenues

SUEZ Energy International reported a 6.2% rise in sales or a €363 million increase, which can be broken down as follows:

•	a positive €162 million impact driven by higher gas prices;

•	a negative €513 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a positive impact of €78 million; and

•	higher revenue contributions of €636 million from:


North America (up €193 million), essentially due to the commercial success of Serna (SUEZ Energy Resources North America), the number three supplier of electricity to business and industrial customers in the US, and to the improvement in the merchant energy business (€55 million), notably in Texas (Ercot);

	Asia/Middle East (up €179 million), where sales increases in Thailand (€98 million) and Turkey (€47 million) are essentially attributable to the impact of higher electricity prices;


Latin America (up €163 million), and particularly Brazil, where sales increased by €143 million following the replacement in 2005 of the last tranche of initial contract volumes by bilateral contracts with distributors and industrial customers. In addition, Peru reported revenue growth of €25 million, essentially reflecting increases in gas sales; and

	the Liquefied Natural Gas (LNG) business, which posted revenue growth of €101 million compared to the previous year.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy International increased by 47.2% to €1,099 million. Excluding the €111 million non-recurring impact of the AEP provision for litigation in the United States booked in 2005, growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net comes to €241 million. This performance is mainly due to the sustained improvement in gross operating income (up €231 million compared to the previous year).  The increase in gross operating income was due to a positive impact resulting from exchange rate fluctuations (€54 million), a negative impact relating to changes in scope of consolidation (€51 million), and a higher contribution (€228 million) resulting from the combined effect of the following factors:


North America spearheads the growth momentum (up €177 million), essentially as a result of the performance recorded by SLNGNA (SUEZ LNG North America), the improvement in the merchant energy business, notably in Texas (Ercot), and improved sales volumes and margins booked by Serna (SUEZ Energy Resources North America).

SLNGNA reported growth in gross operating income up €111 million compared to 2005 despite the strong downward pressure on gas prices in the US during the first quarter. This strong increase reflects a robust performance in the second half of the year secured by the hedging policy, compared to an extremely difficult second half in 2005, where results were impacted by production outages at the Atlantic LNG sites.


Latin America posted growth of €19 million, held back by a modest performance in Brazil where the positive impacts of increased sales volumes and average selling prices (boosted by the replacement in 2005 of the last tranche of initial contract volumes by higher-margin bilateral contracts) were offset by the increase in net power purchases at high spot prices due to the drought suffered in the south of the country.


Growth in gross operating income in the Middle East and Asia region came in at €25 million, thanks to a sales increase in Thailand (with a notable improvement in output availability at plants in 2006), as well as to EPC contract fees and margins on new projects in the Middle East.

	Lastly, increases in gas prices drove up dividends and production payments received from Atlantic LNG.

Income from operating activities

SUEZ Energy International delivered a 38.5% increase in income from operating activities on a reported basis, to €1,110 million. In addition to the afore-mentioned items impacting income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, this change reflects:

	a decrease in impairment expenses, which amounted to €86 million in 2006 (versus €269 million in 2005), and mainly correspond to write-downs on merchant power plants in the US;


the negative €48 million impact of marking-to-market commodity derivatives at December 31, 2006 (versus a positive €79 million impact at December 31, 2005), relating in particular to economic hedges of gas and electricity purchases and sales entered into in respect of North American operations;


capital gains of €145 million from disposals, relating mainly to the sale of the Group's interests in Colbùn in Chile and Hanjin City Gas in South Korea (proceeds of €245 million in 2005 mainly reflected the partial sale of Tractebel Energia, Enersur and Glow).

SUEZ Energy Services

(in € millions)	2006	2005	% change (reported basis)

Revenues	10,637	10,329	3.0%
Gross operating income	591	563	5.0%
Income from operating activities before mark-to- market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	392	359	9.3%
Mark-to-market on commodity contracts other than trading instruments	-	-	N/A
Impairment	(23)	(84)	N/A
Restructuring costs	(25)	(87)	N/A
Disposals of assets, net	112	42	N/A
Income from operating activities	456	230	98.3%

Revenues

SUEZ Energy Services delivered revenue growth of €308 million on a reported basis, or 3.0% in 2006.

Growth in revenues can be broken down as follows:

•	a negative €333 million impact relating to changes in the scope of consolidation;

•	a positive €126 million impact driven by higher gas prices; and

•	higher revenue contributions of €515 million from:

	growth in installation and maintenance services in France (up €327 million) driven notably by strong performances from Ineo and Axima;


service activities in France (Elyo) up €192 million, on the back of increased sales momentum and additional services provided. The impact of climatic conditions over the year was broadly neutral, with mild weather in November and December 2006 balancing out the harsher conditions experienced in the early months of the year; and

	in the rest of Europe, SUEZ Energy Services benefited from the overall expansion of operations, notably in the climate engineering business.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income reported by SUEZ Energy Services came in at €591 million. The year-on-year increase stems from sustained activity level and operational improvements, including:


on-going commercial expansion in services provided in France and Europe, which helped improve the cost structure of these businesses. CPCU's activities were hampered by the temporary steam supply outage at the Tiru plant in Issy-Les-Moulineaux, France, as well as by the impact of caps on electricity revenues from cogeneration facilities;

	the installation business in France enjoyed robust commercial activity as well as ongoing structural and productivity improvements;

	the Belgian installation business boosted its profitability thanks to organizational streamlining measures. At the same time, services activities continued to expand very satisfactorily;


the international installation business also continued to gain ground, notably in the HVAC sector. However, the results of SES International were affected by overruns on several projects recorded by UK subsidiary Axima Building Services (ABS);

	in the Netherlands, GTI continued its recovery and adjusted its organizational structure to allow it to focus on improving margins rather than increasing volumes;


Tractebel Engineering enjoyed breakthroughs in several sectors (energy, infrastructures, etc.), and despite having discontinued its turnkey gas infrastructure business, continued to provide engineering consulting services in that sector.

SUEZ Energy Services recorded 9.3% growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, which stands at €392 million. SES was buoyed by improved operating performances that enabled it to make up for the absence in 2006 of non-recurring items booked in the previous year, including adjustments to provisions for pension obligations relating to EGI companies (positive impact of €33 million on income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net in 2005) and the reversal of a provision for litigation recorded by GTI.

Income from operating activities

2006 was characterized by further restructuring measures (representing a negative amount of €25 million, versus a negative €87 million in 2005), particularly at GTI and ABS in the UK. Asset impairments amounted to €23 million, down sharply on the €84 million figure recorded in 2005, which mainly consisted of a €50 million write down on GTI goodwill. These positive impacts were bolstered by capital gains on disposals of non-strategic businesses and assets in an amount of €112 million (compared to €42 million in 2005), essentially in connection with the sale of Reva, which generated a gain of €129 million.

On the back of this performance, income from operating activities reported by SUEZ Energy Services came in at €456 million – almost double the prior-year figure.

SUEZ Environment

(in € millions)	2006	2005	% change (reported basis)

Revenues	11,439	11,089	3.2%
Gross operating income	1,983	1,914	3.6%
Income from operating activities before mark-to- market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,044	1,004	4.0%
Mark-to-market on commodity contracts other than trading instruments	(2)	-	N/A
Impairment	(54)	(209)	N/A
Restructuring costs	1	(22)	N/A
Disposals of assets, net	154	493	N/A
Income from operating activities	1,143	1,266	(9.7)%

Revenues

SUEZ Environment delivered €350 million revenue growth on a reported basis in 2006 (up 3.2%). Revenue growth was reduced by changes in the structure of the international operations, mainly the deconsolidation of Latin American companies (decrease in revenues of €396 million), especially due to the termination of the Aguas Argentina contract at the end of February 2006.  Exchange rate fluctuations generated a positive impact of €23 million.  Higher revenue contributions amounted to €677 million.  The growth performance by region breaks down as follows:


European water services posted revenue growth of €249 million, on the back of strong results from Agbar (up €141 million) – particularly its water and wastewater business – and France (up €87 million), boosted by fast-paced commercial expansion.


Revenues generated by European waste services increased across the region, fueled by either favorable price and volume effects, particularly in France (€105 million) and the UK (€41 million), or by the start-up of new waste sorting and processing units in the second half of 2005, particularly in Germany and central Europe which both delivered a robust performance (revenues up €28 million and €46 million, respectively).

	Degrémont benefited from an increase in major international contracts (Perth in Australia, Halifax in Canada, Algeria, Mexico, etc.), which resulted in revenue growth to €81 million.


International operations reported growth of €98 million reflecting mainly the start-up of water and waste service contracts in China, rising prices and volumes in Morocco (Lydec), the start-up of the water contract in Algeria, and the expansion of the waste services business in Australia.

Thanks to divestments carried out in 2005 and 2006 (withdrawal from Latin America, sale of the North American waste services business, partial sale of Palyja in Jakarta, etc.), and the early-2007 sale of its Bolivian operations, SUEZ Environment has completed its geographical shift, anchored around a strong European base and a deep international footprint; namely the water business in the US, waste services in Australia, and water and waste services in China, North Africa and the Middle East.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for SUEZ Environment came in at €1,044 million in 2006, up 4.0% on a reported basis. Building on an already excellent year in 2005, the sharp increase in SUEZ Environment’s operating performance in 2006 outpaced revenue growth. These improved results are mainly powered by a surge in gross operating income, which jumped €69 million or 3.6%.

This excellent showing is attributable to a negative impact due to changes in scope of consolidation (€78 million), a positive impact due to exchange rate fluctuations (€7 million) and higher contributions of €140 million driven by:


capital development expenditure generating sustained growth in waste services (Zorbau, Spolana, Sleco, SCIP, etc.) and water businesses (new concession contracts awarded to LDE in Vallauris, Briançon and Dunkirk);

	further improvement in entities’ operating performance on the back of a more favorable economic climate in Europe;

	value-driven external growth to consolidate SUEZ Environment’s strong positions, notably through acquisitions carried out by Sita France, Sita UK, Sita Nordic, Sita NL, etc.; and


selective commercial development, mainly focused on non-capital-intensive models, and including services provided by the French water business, PFI UK, Chinese water operations and the Algerian contract.

By region, this robust performance was led by European waste services, which reported an excellent €119 million growth in gross operating income, underpinned by tight monitoring of costs, firm business volumes and the start-up of new facilities. Asia, the Middle East and Africa also contribute to the strong results, with growth of €41 million in gross operating income, thanks mainly to the Algiers contract, Sita Australia and Lydec. Conversely, European water services delivered modest growth (up €17 million), with Agbar reporting a downturn in year-on-year growth due to a fall-off in its certification business. Growth reported by water services in France held firm. Revenues reported by the Americas region tumbled (negative impact of €22 million), mainly as a result of the positive non-recurring impact of events in Argentina during 2005.

Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was slightly higher than growth in gross operating income.

Income from operating activities

SUEZ Environment reported €1,143 million in income from operating activities, down 9.7% on 2005 which was inflated by proceeds of €493 million from asset disposals (mainly the residual interest in Northumbrian), compared to capital gains of €154 million in 2006 generated on sales carried out by Agbar.

Impairment losses totaled €54 million and were taken mainly on property, plant and equipment in Argentina and France. Impairment losses in 2005 were €209 million and mainly concerned property, plant and equipment and intangible assets.

Other operations

(in € millions)	2006	2005	% change (reported basis)

Gross operating loss	(117)	(158)	25.9%
Loss from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	(180)	(170)	(5.9%)
Loss from operating activities	150	(157)	N/A

Gross operating loss for the “Other” segment in 2006 includes a €72.8 million non-recurring gain on SI Finance’s private equity portfolio.

The “Other” Segment delivered income from operating activities of €150 million in 2006 (compared to a loss from operating activities of €157 million in 2005), taking into account costs of €57 million incurred in connection with the SUEZ-Gaz de France merger plan. Income from operating activities was boosted by capital gains from asset disposals (€395 million in 2006 versus €36 million in 2005), further to sales of residual interests in M6 (€120 million) and Neuf Cegetel (€270 million). These positive results were only very slightly offset by the minor increase in the loss from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net (€180 million in 2006 versus €170 million a year earlier).

Other income statement items
(in € millions)	2006	2005	% change (reported basis)

Income from operating activities	5,368	4,522	18.7%
Financial loss	(731)	(725)	(0.8%)
Income tax expense	(815)	(585)	(39.2%)
Share in net income of associates	372	565	(34.2%)
Net income	4,194	3,776	11.1%
Minority interests	588	1,264	(53.5%)
Net income Group share	3,606	2,513	43.5%

Financial loss

Financial loss for the years presented remained stable (€731 million in 2006 compared to €725 million in 2005).

This reflects:

	the stable net finance cost (€830 million in 2006 versus €800 million in 2005);

	a €191 million increase in other financial income and expenses, primarily due to a rise in dividends received from non-consolidated companies;

	the non-recurring gain in 2005 on the early redemption of bonds repayable in Fortis shares, amounting to €167 million.

Income tax expense

Income tax expense climbed €230 million year-on-year following the Group’s earnings growth. The effective tax rate rose by 2.2 percentage points to 17.6%, versus 15.4% in 2005, mainly reflecting fewer non-taxable capital gains included within the Group’s income before tax as compared to 2005.

Share in net income of associates

Share in net income of associates fell €193 million year-on-year, due mainly to:


a €173 million fall in contributions from the mixed inter-municipal companies further to the partial disposals of Flemish inter-municipal entities, and the positive non-recurring impact recognized in 2005 on the sale of Telenet;

	the positive non-recurring impact on certain SES subsidiaries of the reform of EGI pensions in 2005, amounting to €25 million.

Minority interests

Minority interests fell €676 million, reflecting the impact of the cash and share bid for the interests not already owned by SUEZ in Electrabel (49.9%), which ended on December 6, 2005; and the ownership of 98.6% of Electrabel’s capital over the full year. This transaction contributed an additional €766 million after financing costs, with an accretive impact on earnings per share of €0.13.

2005 Compared to 2004

(in € millions)	2005	2004	% change (reported basis)
Revenues	41,489	38,058	9.0%
Income from operating activities before mark-to-market on commodity contracts otherthan trading instruments, impairment, restructuring costs and disposals of assets, net	3,902	3,737	4.4%
Income from operating activities	4,522	3,540	27.7%

Revenues

The Group reported a sustained increase in revenues, with a 9.0% rise.

Growth in revenues amounting to €3,431 million, can be broken down as follows:

•	a positive €841 million impact driven by higher gas prices;

•	a negative €95 million impact relating to changes in the scope of consolidation;

•
exchange rate fluctuations, generating a positive impact of €257 million, due primarily to changes in the value of the Brazilian real (€162 million), fluctuations in the US dollar had a minor €4 million negative impact; and

•	higher revenue contributions of €2,428 million from:


SUEZ Energy Europe (up €528 million), with Electrabel delivering an increase in wholesale electricity (up €436 million), a decrease in gas sales (€308 million) and generating extra sales in France (up €34 million), Germany (up €66 million) and Italy (up €274 million). Distrigas also helped to increase growth, with a contribution of €272 million;


SUEZ Energy International (up €786 million), which benefited from a boom in sales. Electricity sales volumes rose sharply by €600 million in North America due to vigorous direct sales to industrial and commercial customers and the commissioning of new power plants. Sales in Latin America and the Asia/Middle East region also rose by €117 million and €147 million, respectively;


SUEZ Energy Services, which reported an increase in revenues of €581 million, related mainly to strong sales in France (up €380 million), the Netherlands (up €76 million) and Italy (up €66 million); and


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

	2005			2004
(in € millions)	France	Belgium	International	France	Belgium	International
SUEZ Energy Europe	773	9,475	3,945	273	10,169	2,453
SUEZ Energy International	-	-	5,879	-	11	4,881
SUEZ Energy Services	4,720	1,144	4,465	4,215	1,222	4,296
SUEZ Environment	4,227	343	6,519	4,088	352	6,097
Group Total	9,720	10,962	20,808	8,576	11,754	17,727

Revenues by geographical area can be broken down as follows:

(in € millions)	2005	2004	Change in %

France	9,720	8,577	13.3%
Belgium	10,962	11,755	(6.7%)
France-Belgium sub-total	20,682	20,332	1.7%
Other European Union countries	10,957	8,891	23.2%
Other European countries	975	998	(2.3%)
North America	4,092	3,501	16.9%
Europe and North America sub-total	36,706	33,723	8.8%
South America	2,120	1,822	16.4%
Asia/Middle East and Oceania	2,063	1,907	8.2%
Africa	600	606	(0.9%)
Group Total	41,489	38,058	9.0%

Growth was sustained in France reporting a 13.3% increase in revenues while growth in Belgium decreased by 6.7%. In 2004, wholesale sales of €1,154 million were entirely attributed to the Belgian zone.  In 2005, this activity totaled €1,488 million and was spread between the French, Belgian, and Other European Union zones in amounts of €297 million, €525 million and €666 million, respectively.  Excluding wholesale sales, revenue changes in these zones were 9.9%, (1.6)% and 15.7%, respectively.

In North America, electricity sales volumes increased due to vigorous direct sales to industrial and commercial customers and due to the commissioning of new power plants.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, up €165 million, fell slightly short of the prior year performance, which had been boosted by the positive impact of several non-recurring items such as the reversal of Lydec’s pension provisions (€184 million) following a change in the pension agreement and transfer of obligations to an external fund, the adjustment to the pension cost relating to Electrabel’s employees in the distribution sector (€140 million), as well as adjustments to provisions for site dismantling obligations and downstream operations (€152 million). Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for 2005 was also impacted by the recording of a provision for the AEP litigation in the United States (US$ 139 million, or €111 million).

However, on the other hand, growth in 2005 income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was also boosted by:

•	the positive impact of changes in French pension arrangements for the Electricity and Gas Industries sector within the SES segment;

•	the better-than-expected outcome of certain onerous contracts; and

•	the reduction in provision allowances for downstream electricity operations in Belgium following changes introduced by our Monitoring Committee regarding calculation methods and assumptions.

Income from operating activities

Income from operating activities rose sharply by 27.7%, bolstered by €1,530 million in gains on sales of assets/business.1 However, these gains were partially offset by changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39, leading to a negative impact of €151 million, as well as the recognition of €658 million in impairment losses and €101 million in restructuring costs.

____________________
1 In accordance with IFRS, the capital gain generated in 2004 on the sale of Métropole TV has been included in ‘net income from discontinued operations’ and therefore has no impact on income from operating activities in 2004.

Segment profit

Electricity and Gas

	2005			2004			% change
(in € millions)	SEE	SEI	Total	SEE	SEI	Total	(reported basis)

Revenues	14,193	5,879	20,072	12,896	4,892	17,788	12.8%
Gross operating income	2,854	1,335	4,189	2,651	1,178	3,829	9.4%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,963	747	2,710	1,998	779	2,777	(2.4%)
Mark-to-market on commodity contracts other than trading instruments	(229)	79	(150)	-	-	-	N/A
Impairment	(79)	(269)	(348)	11	(1)	10	N/A
Restructuring costs	13	-	13	(8)	-	(8)	N/A
Disposals of assets, net	714	245	960	6	(47)	(41)	N/A
Income from operating activities	2,383	801	3,184	2,007	731	2,738	16.3%

Suez Energy Europe

Revenues

Revenues reported by SUEZ Energy Europe grew 10.1% in 2005. Revenues increased by €1,297 million with rising gas prices having a positive impact of €594 million. This performance was fueled by the electricity business, particularly increases in wholesale revenues, the rise in selling prices due to rapidly rising fuel costs, and growth in volumes at Distrigas.

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

Gas

Gas sales were up €558 million with rising gas prices having a positive impact of €594 million. In addition:

•
Distrigas delivered a growth of €272 million in sales. This reflects the strong sales momentum in France, where it supplies 99 industrial sites, compared with 39 in 2004, as well as higher sales of LNG. Non-Group sales of gas in Belgium and Luxembourg remained flat.

•
Electrabel’s gas sales fell by €308 million year-on-year, impacted by the decrease in wholesale transactions, the optimization of gas trading positions, and the ongoing effects of partial deregulation in Wallonia from July 1, 2004.

Other

Revenues from the “other” activities , mainly comprising service billings, fell 6% or €128 million from 2004, a year which benefited from non recurring billings to Belgian mixed inter-municipal companies.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net reported by SUEZ Energy Europe came in at €1,963 million, on a par with 2004, which was bolstered by a number of favorable, non-recurring elements (regarding pensions and adjustments to provisions for site dismantling obligations and downstream operations further to changes introduced by our Monitoring Committee with respect to calculation methods).

Adjusting for these non-recurring items, growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net outpaced growth in gross operating income, which came in at 6.1%.

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

Rapidly rising oil and electricity prices also had a positive effect on Electrabel’s trading activities (up €62 million), with Distrigas recording gains from hedging transactions. Distrigas also took advantage of the strong upswing in prices and volatility in the gas market to capitalize on its short-term trading positions.

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

SUEZ Energy International

Revenues

SUEZ Energy International reported a 20.2% rise in sales or a €987 million increase, which can be broken down as follows:

•	a positive €161 million impact driven by higher gas prices;

•	a negative €110 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a positive impact of €150 million; and

•	higher revenue contributions of €786 million from:


North America (up €600 million), whose strong performance was the result of the commercial success of SERNA (SUEZ Energy Resources North America) in direct sales of energy to industrial and commercial customers (up €482 million) and the positive €45 million effect of the new Wise and Hot Spring facilities, commissioned in July 2004 and 2005, respectively;


Asia/Middle East (up €147 million), which saw an increase of €83 million in Turkey due to the commissioning of the Baymina facility (770 MW) in February 2004 and increased year-on-year output. The accelerated pace of sales in South Korea (up €35 million) and of electricity and steam in Thailand (up €31 million) also fueled revenue;


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

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy International dipped 4.2% to €747 million, representing a €32 million fall.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was influenced by the impact of the AEP provision for litigation in the United States (representing a negative €111 million) and by an increase in gross operating income (up €157 million). The increase in gross operating income was due to a positive impact resulting from exchange rate fluctuations (€73 million), a negative impact relating to changes in the scope of consolidation (€27 million), and a higher contribution (€111 million) resulting from the combined effect of the following factors:

•
Latin America was the primary driver of growth in SEI’s income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net (up 14%), and particularly Brazil, which benefited from the last year in which initially contracted volumes are being replaced by higher-margin bilateral contracts (€105 million). However, this was largely offset by the negative impact of higher taxes on revenues;

•
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net delivered by SEI operations in

North America which fell 7%, dampened by the operational environment in the second half of the year, namely:


problems with the Atlantic LNG’s liquefied natural gas facility and the overall shortage of LNG on the world’s markets, resulting in idle production periods for the Hoegh Galleon carrier and losses on hedging transactions;

	downward pressure margins for direct sales of electricity to industrial and commercial customers caused by a strong upturn in prices;


growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net in the Middle East and Asia region due to growth in sales and the renegotiation of maintenance contracts in Thailand, as well as the full-year benefits of the Baymina (Turkish) facility commissioned in February 2004; and

	lastly, increases in gas prices, which drove up dividends and production payments received from Atlantic LNG.

Income from operating activities

SUEZ Energy International posted a 9.5% increase in income from operating activities on a reported basis, to €801 million. This reflects:

•
the positive €79 million impact of changes in the fair value of commodity derivatives[1] at December 31, 2005, related mainly to economic hedges of gas and electricity purchases and sales entered into in respect of U.S. operations;

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

SUEZ Energy Services

(in € millions)	2005	2004	% change (reported basis)

Revenues	10,329	9,733	6.1%
Gross operating income	563	558	0.9%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	359	218	64.9%
Mark-to-market on commodity contracts other than tradinginstruments	-	-	N/A
Impairment	(84)	(9)	N/A
Restructuring costs	(87)	(28)	N/A
Disposals of assets, net	42	20	N/A
Income from operating activities	230	200	14.4%
_________________
1 These derivative instruments were recorded in 2005 for the first time as a result of the adoption of IAS 39.

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

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income reported by SUEZ Energy Services came in at €563 million. Its modest 0.9% growth felt the effect of problems encountered by Tractebel Engineering on the Norwegian Snohvit contract. Services and installation operations, however, turned in an improved performance, due to:

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

 Energy Services recorded sharp growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, up 64.9% at €359 million. Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net occurred in particular due to improved operating performance, adjustments to provisions for pension obligations relating to Electricity and Gas Industries subsidiaries (positive impact of €33 million) and the reversal of a provision for litigation previously recorded by GTI but no longer required.

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

As a result of this performance, SUEZ Energy Services delivered a 14% increase in income from operating activities to €230 million.

SUEZ Environment

(in € millions)	2005	2004	% change (reported basis)

Revenues	11,089	10,537	5.2%
Gross operating income	1,914	1,765	8.5%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,004	940	6.8%
Mark-to-market on commodity contracts other than trading instruments	-	-	N/A
Impairment of assets/provisions for loss in value of securities	(209)	(210)	N/A
Restructuring costs	(22)	(26)	N/A
Disposals of assets, net	493	69	N/A
Income from operating activities	1,266	772	63.9%

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

•
international operations posted sustained revenue growth of €169 million in water and waste operations. This is largely due to tariff increases obtained by Aguas Andinas in Chile[1] (€29 million), an increase in sales recorded by Lydec (up €22 million), new water contracts awarded in China, robust waste services in Brazil (up €39 million), and the rise in prices and volumes in Australia.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

In 2004, SUEZ Environment’s income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, which climbed 6.8% in 2005, was boosted by a positive non-recurring impact of €184 million relating to the reversal of Lydec’s pension provisions further to a change in the pension agreement and transfer of its obligations to an external fund. However, income from operating activities before mark-to-market on commodity contracts other than trading instruments,

[1]Aguas Andinas was proportionally consolidated based on a rate of 60% starting October 1, 2004. This percentage was subsequently reduced to 51% further to the partial listing of IAM, its parent company, at the end of 2005.

impairment, restructuring costs and disposals of assets, net was hit by a €74 million loss relating to the termination of commercial operations at Degrémont in the United Kingdom. Taking into account these non-recurring items, income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net climbed 21%, or €174 million.

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

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was also bolstered by:

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

Other operations

(in € millions)	2005	2004	% change (reported basis)

Gross operating loss	(158)	(220)	28.1%
Loss from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	(170)	(198)	14.1%
Loss from operating activities	(157)	(171)	8.4%

Loss from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net reported by the “Other” segment improved by €28 million to reach €170 million. This reflects ongoing efforts to scale back costs at the parent and financing companies in Brussels and Paris.

Loss from operating activities came in at €157 million for 2005, versus a loss of €171 million for 2004, due to the positive impact of €34 million in capital gains on the disposal of UPC securities.

Other income statement items

(in € millions)	2005	2006	% change (reported basis)

Income from operating activities	4,522	3,540	27.7%
Financial income /(loss)	(725)	(1,079)	(32.8%	)
Income tax expense	(585)	(926)	(36.8%	)
Share in income/(loss) of associates	565	277	104.3%
Net income/(loss) from discontinued operations	-	716	(100.0%	)
Net income	3,776	2,528	49.4%
Minority interests	1,264	831	52.0%
Net income Group share	2,513	1,696	48.1%

Financial loss

At December 31, 2005, financial loss stood at €725 million, compared with a loss of €1,079 million at year-end 2004.

This €354 million improvement reflects:

•	the early redemption of bonds repayable in Fortis shares, representing a positive impact of €167 million;

•	the lower residual cost of debt (€157 million) due to the decrease in average gross debt; and

•	a €30 million increase in other financial income due to higher dividends from non-consolidated companies.

Income tax expense

Income tax expense is €341 million lower than the prior year despite Group income growth. The effective tax rate dropped 13.7 points from 29.2% to 15.4%, reflecting higher untaxed capital gains included in our pre-tax income in 2005 compared to 2004.

Share in net income of associates

Share in net income of associates advanced €289 million year-on-year, due mainly to:

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

B.     Liquidity and Capital Resources

The following table sets forth certain cash flow items for 2004 through 2006:

	Year ended December 31,
(in € millions)	2006	2005	2004
Cash flow from operating activities	5,172	5,826	4,970
Cash flow (used in) from investing activities	(366)	(8,992)	124
Cash flow (used in) from financing activities	(6,938)	6,488	(8,083)
Effect of changes in group structure, exchange rates and	(296)	166	98
other
Net increase (decrease) in cash	(2,428)	3,488	(2,892)

We believe that our cash flow from operating activities (€5,172 million in 2006), authorized credit facilities and commercial paper backup lines (€8,566 million as of December 31, 2006) and our cash and marketable securities positions (€8,779.3 million as of December 31, 2006) will be sufficient to cover our current and anticipated liquidity requirements for the next 12 months. However, we may decide to borrow additional amounts from banks or to issue new debt securities to investors to maintain our level of unused available credit lines.

2006 Compared to 2005

Cash Flow from Operating Activities

The Group has provided a reconciliation of cash flow from operating activities to net income for the years ended December 31, 2006 and 2005. The reconciliation is disclosed in the consolidated statements of cash flows in our Consolidated Financial Statements.

Cash flow from operating activities decreased in 2006 by €654 million resulting from an increase in working capital requirements (€226 million; of which €180 million relates to operating working capital), mainly at SUEZ Energy Europe.

The €595 million increase in operating working capital requirements at Electrabel is due to the non-recurring nature of certain items which had a positive effect in 2005 not carried over in 2006 (in particular, a significant backlog of outstanding invoices in respect of network costs). Working capital in 2006 was hit by the additional cash deposited to meet margin calls relating to portfolio activities in the wake of volatile electricity prices in Europe.

The €163 million rise in operating working capital requirements at Distrigas relates to climatic (mild early winter months) and market conditions (downturn in spot prices).

These elements were only partially offset by the improvement in working capital at the other three segments. SEI in particular delivered an improvement in working capital requirements, which decreased €411 million. The reduction was mainly reported in the US, where the fall in gas prices at the end of 2006 had a positive impact on working capital requirements for SUEZ LNG North America and led to fewer margin calls on hedging activities.

Overall, operating activities generated surplus cash of €5.2 billion in 2006.

Cash Flow from Investing Activities

Investments in 2006 totaled €3.8 billion and include:

	financial investments amounting to €1.4 billion, including €0.5 billion relating to the acquisition of the shares in SHEM not already owned by the Group;


maintenance expenditures totaling €1.4 billion (€1.5 billion in 2005), to which the main contributors were Electrabel (€0.5 billion, relating to conventional and nuclear power stations in Belgium and the Netherlands, as well as ongoing repowering programs in Italy) and SUEZ Environment (€0.7 billion, including €0.2 billion in European water services and €0.3 billion for European waste services);

	development expenditure of almost €1 billion, concerning mainly facilities in Spain (Castelnou), Italy (Roselectra and Leini), the United States (completion of the merchant program), and Brazil.

Disposals totaled approximately €3 billion in 2006 and relate to:

	the sale of interests in Flemish inter-municipal companies capital totaling €1,234 million;

	the sale of the Group’s shares in the capital of Colbùn and Hanjin City Gas by SEI for €341 million and €108 million, respectively;

	the sale of Reva in Spain by SES for €175 million; and

	the sale of the residual interests in M6 and Neuf Cegetel for a total amount of €633 million.

Interest and dividends from non-current financial assets generated €0.4 billion in cash flows.

In total, investing activities resulted in a €0.4 billion cash shortfall.

Cash Flow from Financing Activities

Dividends paid in 2006 totaled €1.7 billion (€1.5 billion in 2005), and include dividends paid by SUEZ SA to its shareholders amounting to €1,260 million versus €807 million in 2005, due to the increase in both dividends per share as well as the number of shares carrying dividend rights. This item also includes €456 million in dividends paid by various subsidiaries to minority shareholders, representing a significant decrease on the 2005 figure (€715 million) further to the buyout of minority interests in Electrabel at the end of 2005. Net interest expense totaled €754 million in 2006 versus €682 million a year earlier.

In the context of the Group’s policy of optimizing its financial structure, repayments of debt were higher than new borrowings, and led to an outflow of €5,206 million in cash.

Capital increases and movements in the parent company’s shares relate mainly to stock subscription and purchase options awarded to Group employees, representing cash inflows of €396 million.

Overall, financing activities resulted in a cash outflow of €6.9 billion in 2006.

Debt as of December 31, 2006

Our outstanding borrowings decreased by €5,565 million to €19,499 million in 2006, compared to €25,064 million and included mainly bonds  (€9,633 million), commercial paper (€1,651 million), withdrawals on credit facilities (€1,082 million) and other bank borrowings (€4,135 million).  Short-term debt represented 33.2% of our total outstanding borrowings in 2006 and 35.1% in 2005.

Total outstanding borrowings , including the impact of financial instruments, is 64%-denominated in euros, 20% in US dollars and 5% in pounds sterling (65%, 23%, and 2%, respectively, at year-end 2005).

Including the impact of financial instruments, 43% of borrowings is at fixed rates.

At December 31, 2006 we had undrawn credit facilities and treasury note back-up lines totaling €8.6 billion, versus €7.1 billion at December 31, 2005.

The Group sometimes sets up lending facilities for financing its subsidiaries whose credit limits and withdrawals are subject to financial ratios set on the borrower or guarantor. The level and definition of these ratios, also known as financial covenants, are set prospectively in agreement with lenders and can be adjusted during the life of the facilities.

At December 31, 2006, no default had been reported with respect to our consolidated debt. All of our relevant companies had complied with the covenants and representations included in their loan agreements, with the exception of a debt-service coverage ratio on a debt of €2.5 million (which is not in default) and the non-compliance with a covenant relating to insurance cover on two projects for which a waiver is currently being discussed.

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

2005 Compared to 2004

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

Cash Flow from Financing Activities

Dividends paid in 2005 are in line with those paid in 2004 and amount to €1.5 billion (including €807 million in dividends paid by SUEZ SA and dividends paid to minority shareholders of subsidiaries). Lower interest expense (€682 million in 2005 compared to €1,097 million in 2004) is consistent with changes in average gross debt and is also due to the voluntary prepayment of the bonds redeemable in Fortis shares.

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

Debt as of December 31, 2005

Our outstanding borrowings increased by €4,745 million to €25,064 million in 2005, compared to €20,319 million and included mainly bonds  (€8,959 million), withdrawals on credit facilities (€5,495 million) and other bank borrowings (€5,639 million).  Short-term debt represented 35.1% of our total debt in 2005 and 19.1% in 2004.

Total outstanding borrowings including the impact of financial instruments, is 65%-denominated in euros, 23% in US dollars and 2% in pounds sterling (65%, 21%, and 4%, respectively, at year-end 2004).

Including the impact of financial instruments, 35% of borrowings is at fixed rates.

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

At December 31, 2005, no default had been reported with respect to our debt. All of our relevant companies had complied with the covenants and representations included in their loan agreements except for certain local debt set up in the form of project financing or debt without recourse, whose covenants or finance plans are currently being renegotiated (see Note 39 to our Consolidated Financial Statements for a review of the situation in Argentina).

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

Liquidity and Contractual Commitments

The following table represents an estimate of our contractual obligations as of December 31, 2006 impacting our future cash outflows. This estimate encompasses our gross borrowings, off-balance sheet commitments such as operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, interest payments and other long-term commitments.

	Payments in
(in € millions)	< 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
Outstanding borrowings less capital leases	6,361	4,486	3,213	4,245	18,305
Capital leases	107	206	166	715	1,194
Operating leases	221	376	287	821	1,705
Irrevocable purchase commitments	1,130	881	121	528	2,660
Interest payments(1)	560	789	623	2,725	4,697
Net scheduled obligations on interest rate swaps(2)	(37)	(15)	(19)	1	(70)
Other long-term commitments	15	1,031	29	310	1,385

(1)	Scheduled interest payments associated with variable rates of interest are computed on the basis of the rates in effect at December 31, 2006.
(2)	Scheduled interest payments of the variable leg of the swaps are computed based on the rates in effect at December 31, 2006.

The off-balance sheet items described in the Notes to our Consolidated Financial Statements could significantly impact our operating results, liquidity and capital resources based on changes in the specific facts and circumstances of the specific arrangements disclosed in Item 5 Section E – Off-Balance sheet Arrangements.

The table above does not include obligations related to our pension and other employee benefit plans. At December 31, 2006, our projected benefit obligations related to these plans exceeded assets of the plans by €2,764 million.  We also have provisions for reprocessing and storage of nuclear fuels and for dismantling of plant and equipment which have not been included in the table above as these obligations settle on a long-term horizon.

Included in the table above at December 31, 2006 are commitments for capital expenditures of approximately €2,660 million. These commitments related mainly to the construction of various power generation facilities and purchase of equipment including turbines, natural gas power stations, cogeneration installations and incinerators (€2,284 million) and capital expenditures under certain concession contracts (€376 million). We review on a regular basis our liquidity needs for the next 12 months.

We anticipate that any liquidity needs will be covered by existing cash and cash equivalents, operating cash flows, sales of marketable securities and new credit facilities.

At the end of 2006, we had available authorized credit facilities and treasury note back-up lines totaling €8.6 billion compared to €7.1 billion as of December 31, 2005.

Currency Fluctuations

Although we derive the majority of our revenues and incur most of our expenses in countries that are members of the Euro zone, the net impact of currency fluctuations in 2006 on sales was an increase of €91 million, mainly due to the changes in the value of the Brazilian real (€104 million).  Fluctuations in the US dollar had a  €38 million negative impact.

Our foreign exchange risk related to long-term assets and cash flows denominated in non-euro currencies is hedged, if possible, through the provision of financing in the same currency. As a result, we maintain a portion of our financing in US dollars reflecting our business in this currency. At December 31, 2006, our consolidated US dollar-denominated debt amounted to 10% of our total consolidated gross debt. We can adjust the amount of US dollar-denominated debt as needed using our available long-term multi-currency revolving credit lines.

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

U.S. GAAP

We prepare our Consolidated Financial Statements in accordance with IFRS, which differs in certain important respects from U.S. GAAP. The following paragraphs describe the principal adjustments and reclassifications necessary to reconcile our income from operating activities prepared in accordance with IFRS to the amounts prepared in accordance with U.S. GAAP.  See Notes 40 and 41 to our Consolidated Financial Statements for a more detailed description of differences between IFRS and U.S. GAAP which impacted our net income Group share for the years ended December 31, 2006, 2005 and 2004.

2006

Our U.S. GAAP income from operating activities totaled €3,141.4 million (€2,226.2 million lower than under IFRS) for the year ended December 31, 2006.

Proportionately Consolidated Joint Ventures

Income from operating activities from proportionately consolidated joint ventures has been reclassified as income from equity method investments under U.S. GAAP, which has decreased U.S. GAAP income from operating activities by €543.0 million in 2006.

Reclassifications between IFRS and U.S. GAAP

The significant reclassifications recorded when reconciling the Group’s income from operating activities determined in accordance with IFRS to the corresponding amounts prepared in accordance with U.S. GAAP include:

•
gains on sales of shares of equity method investees of €313.4 million, recorded in “Disposals of assets, net” within “Income from operating activities” for IFRS have been reclassified to “Share in net income of associates” for U.S. GAAP purposes.

•
gains on sales of non-consolidated investments of €425.5 million recorded in “Disposals of assets, net” within “Income from operating activities” for IFRS have been classified as non-operating income for U.S. GAAP purposes.

•
the accretion of interest expense relating to discounted provisions (i.e., dismantling, nuclear waste reprocessing, site restoration, and pension and other retirement obligations) and amounting to €337.6 million has been reclassified from “Financial expenses” under IFRS to the respective expense amount within “Income from operating activities” for U.S. GAAP purposes.

Adjustments between IFRS and U.S. GAAP

Significant differences include:

The significant adjustments recorded when reconciling the Group’s income from operating activities determined in accordance with IFRS to the corresponding amounts prepared in accordance with U.S. GAAP include:

•
a decrease of €463.1  million in 2006 due to amortization of fair value adjustments resulting from business combinations recorded under U.S. GAAP and goodwill impairment charges adjustments recorded under U.S. GAAP.

•
a decrease of €183.4 million related to losses on the sale of certain consolidated investments which results from a difference in the basis of the investment as well as from the recognition in the profit and loss statement of cumulative translation adjustments for U.S. GAAP purposes which for IFRS purposes were, as allowed under IFRS 1, transferred to Consolidated reserves within equity on January 1, 2004.

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

Reclassifications between IFRS and U.S. GAAP

The significant reclassifications recorded when reconciling the Group’s income from operating activities determined in accordance with IFRS to the corresponding amounts prepared in accordance with U.S. GAAP include:

•
gains on sales of shares of equity method investees of €963.8 million, recorded in “Disposals of assets, net” within “Income from operating activities” for IFRS have been reclassified to “Share in net income of associates” for U.S. GAAP purposes.

•
gains on sales of non-consolidated investments of €117.3 million recorded in “Disposals of assets, net” within “Income from operating activities” for IFRS have been classified as non-operating income for U.S. GAAP purposes.

•
the accretion of interest expense relating to discounted provisions (i.e., dismantling, nuclear waste reprocessing, site restoration, and pension and other retirement obligations) and amounting to €321.1 million has been reclassified from “Financial expenses” under IFRS to the respective expense amount within “Income from operating activities” for U.S. GAAP purposes.

Adjustments between IFRS and U.S. GAAP

Significant differences include:

The significant adjustments recorded when reconciling the Group’s income from operating activities determined in accordance with IFRS to the corresponding amounts prepared in accordance with U.S. GAAP include:

•
a decrease of €98.9 million in 2005 due to amortization of fair value adjustments resulting from business combinations recorded under U.S. GAAP and goodwill impairment charges adjustments recorded under U.S. GAAP.

•	a decrease of €210.5 million related to differences in accounting for impairment charges on long-lived assets.

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

•
the accretion of interest expense relating to discounted provisions (i.e., dismantling, nuclear waste reprocessing, site restoration, and pension and other retirement obligations) and amounting to €328.8 million has been reclassified from “Financial expenses” under IFRS to the respective expense amount within “income from operating activities” for U.S. GAAP purposes.

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

Recently Issued Accounting Pronouncements Not Yet Adopted under IFRS

We have not applied the following standards and interpretations published by the IASB but not yet effective:

IAS 1 – Presentation of Financial Statements

The capital disclosures amendment adds requirements for disclosures in order to allow users of financial statements to assess the entity’s objectives, policies and processes for managing capital.

IFRS 7 – Financial Instruments- Disclosures

The statement defines the disclosures required to allow users of financial statements to assess the significance of financial instruments for an entity’s financial position and performance, as well as the nature and extent of risks arising from financial instruments.

IFRS 8 – Operating Segments replaces IAS 14, and aligns segment reporting with the requirements of SFAS 131, which requires an entity to adopt the “management approach” to reporting on the financial performance of its segments;

The application of these three standards in 2007 will have no impact on the Group’s financial position but will modify the disclosures in the notes to the consolidated financial statements.

IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies

IFRIC 8 – Scope of IFRS 2 clarifies the scope of IFRS 2 with regard to transactions in which the entity cannot identify specifically some or all of the goods or services received;

IFRIC 10 – Interim Financial Reporting and Impairment addresses an apparent conflict between the requirements of IAS 34 – Interim Financial Reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill or available-for-sale securities;

IFRIC 11 – Group and Treasury Share Transactions provides guidance on (i) accounting for share-based payments involving a buyback of the entity’s own equity instruments and (ii) accounting for share-based payments involving the equity instruments of the parent in the subsidiary’s financial statements.

The Group does not expect the impact of applying these standards or interpretations to be material to the consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted under U.S. GAAP

Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of  Financial Accounting  Standard  ("SFAS") No. 159, "The Fair  Value  Option  for Financial Assets and Financial  Liabilities." This statement permits entities to choose to measure many  financial  instruments  and certain  other items at fair value  that  are not  currently  required  to be  measured  at fair  value.  The objective  is to improve  financial  reporting by  providing  entities  with the opportunity  to mitigate  volatility  in reported  earnings  caused by measuring related assets and liabilities differently without having to apply complex hedge accounting  provisions.  This  statement  requires a  business  entity to report unrealized  gains and losses on items for which the fair  value  option has been elected in  earnings at each  subsequent  reporting  date.  An entity may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. This statement shall be effective for the Group’s year ending December 31, 2008.  The Group is currently evaluating the impact of adopting SFAS No. 159.

Statement No. 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This new standard provides guidance for using fair value to measure assets and liabilities. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-market model value. Statement No. 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data.

The Group is required to adopt the provisions of Statement No. 157 on January 1, 2008.  The Group is in the process of assessing the impact, if any, of adopting this standard.

Statement No. 155, “Accounting for Certain Hybrid Financial Instruments--an Amendment of FASB Statements No. 133 and 140”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments an Amendment of FASB Statements No. 133 and 140” (SFAS 155). SFAS No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. It also allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

The Group will adopt SFAS No. 155 on January 1, 2007 and is currently assessing the impact, if any, of adopting this standard.

FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”

On July 13, 2006, the FASB issued Interpretation No. 48, which provides guidance for the recognition, measurement, classification and disclosure of the financial statement effects of a position taken or expected to be taken in a tax return (“tax position”). The financial statement effects of a tax position must be recognized when there is a likelihood of more than 50 percent that based on the technical merits, the position will be sustained upon examination and resolution of the related appeals or litigation processes, if any. A tax position that meets the recognition threshold must be measured initially and subsequently as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Interpretation is effective for the Group’s fiscal year ending at December 31, 2007.

The Group is currently assessing the impact, if any, of adopting this interpretation.

EITF Issue No. 06−3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (EITF 06−3)

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF 06−3 to address any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added, and some excise taxes. For taxes within the issue’s scope, the consensus requires that entities present such taxes on either a gross (i.e. included in revenues and costs) or net (i.e. exclude from revenues) basis according to their accounting policies, which should be disclosed. If such taxes are reported gross and are significant, entities should disclose the amounts of those taxes. Disclosures may be made on an aggregate basis. The consensus is effective for the Group’s year ending on December 31, 2007.

The Group is currently assessing the impact, if any, of adopting this Interpretation.

Other

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our present or future Consolidated Financial Statements.

C.     Research and Development

Research and Development

In 2006, we spent €86 million on research and development (€84.8 million and €85 million in 2005 and 2004, respectively). These investments were primarily made in technical or expertise centers.

Innovation Policy

At SUEZ, innovation is a strategic element that enables the Group to meet the expectations of its customers with respect to their current and future needs, improve the productivity of our production capacity, and increase financial profitability.

This policy is based on the work of experts in the operational units, research programs developed in the Group’s Research and Development (R&D) centers, and the sharing of results and exchange of information among researchers and experts.

The Group has also established a proactive approach to stimulate and promote initiatives and innovative projects in the technical, sales and managerial fields by carefully examining proposals for various projects submitted by teams in the field.

In 2006, three goals underpinned this strategy:


satisfying increasingly rigorous requirements in terms of sustainable development due to our presence in both the energy and environmental sectors; reduce CO2 emissions, improve energy efficiency for all client use, cut down on environmental pollution, and increase the use of renewable energies;

	developing new services for private, municipal and industrial customers with targeted offers to match their expectations;


improving the productivity of production capacity, especially through the increased sharing of advances between entities, a high level of use of new information and communications technologies, and advances in the simulation field.

In all, there are over 600 researchers and experts working on technological Research and Development projects in the R&D centers and in expert networks.

Research activities are primarily conducted in specialized R&D centers:

•	Laborelec is based near Brussels and specializes in activities related to the production, distribution, and use of electricity and related forms of energy and sustainable development.

It is on the cutting edge in the control of energy quality and the knowledge of processes and equipment for energy production, including renewable energy sources (particularly from biomass).

The monitoring of the behavior of equipment, particularly the vibratory control of rotating machines, is a special strength, as well as the expertise on the behavior of gas turbine materials, steam generators and high-pressure boilers

Laborelec has developed specialized services for industry essentially focused on energy efficiency.

Its expertise is evident in all of its four product lines:

     Electric power systems and metrology;

     Sustainable process technology;

     Electrotechnical materials and equipment;

     Materials technology, vibration monitoring and remote analyses and noise control.

Multi-functional support services provide underlying support to these four areas of expertise.

For several key activities, Laborelec guarantees its professionalism and impartiality by ISO 17025 and ISO 9001 certifications.

•
Elyo Cylergie is based near Lyon. Its capabilities are used in the energy services business. Special emphasis is placed on energy efficiency, minimizing environmental impact, health and comfort, and monitoring performance commitments.

To this end, Elyo Cylergie has developed specialties in four primary areas:

    Energy efficiency

    Maintenance and reliability of equipment

    Environment, health and comfort

    Metrology and performance indicators

•	CIRCEE is based in the Paris region. It specializes mainly in activities related to drinking water, waste water and waste businesses. It concentrates in four areas of expertise:

	drinking water: from the management of the water resources to the quality of tap water,

	sanitation and the environment: operation of wastewater treatment and conversion of sludge and environmental control,

	environmental health and analytical expertise, where analytical tools and risk analysis necessary for the profession are developed,

	IT relevant to the business line.

•
CERDEG is based in the Paris region and DENARD in the United States. These two centers specialize in the design of new products and processes in the treatment of wastewater, drinking water, and the desalination of sea water.

Cerdeg’s research is concentrated in five areas of expertise:

	drinking water, reuse, desalination, and membrane product chains;

	sludge products and chains;

	biological reactors and chains;

	physico-chemical products and separation;

	odors and improvement of the environment.

Additionally, Denard specializes in two specific areas: UV disinfection and rapid separation.

•	CIRADE is based in the Paris region. It specializes in:

	the management of landfill and their liquid and gaseous effluents,

	waste transformation and recovery.

•	SUEZ Environment also draws on the expertise of its research centers and operational companies (water and solid waste):


notably , the “Centre Technique Comptage”  ( water metering center ) of Lyonnaise des Eaux France in Lyon and  in Spain the research laboratories of the AGBAR group in the field of water and waste treatment,


the technical divisions and laboratories of SITA France and its subsidiaries, in particular the analytical laboratories of SITA FD (Villeparisis) specialized in landfill  and SITA Remédiation (Lyon) specialized in soil remediation.

•
The  structure was created to pool human and financial resources among Lyonnaise des Eaux France, AGBAR, United Water, SUEZ Environment and Northumbrian Water Ltd, which continue to work together on R&D issues.

•
The SCIP Water Research Centre (10 researchers planned in 2007, in addition to an analytical laboratory of 15 engineers and technicians) based in Shanghai, China, carries out research on the treatment of industrial wastewater.

•
ONDEO IS has a European network dedicated to the industrial market. It specializes primarily in the delivery of industrial water to various sectors such as oil and energy, pharmaceuticals, microelectronics and agro-foods.

The research topics covered in 2006 include:

	The optimization of sludge reduction processes and the treatment of specific sludge types.

	The recycling of industrial wastewater with the use of membranes.

For technological development, expenses which were not taken into account in the R&D figures, SUEZ draws on the work carried out by its experts in the operational units, and in particular, in three engineering companies:

•	Tractebel Engineering, established in Belgium, France, Italy, Poland, Romania, the Czech Republic, India and Brazil, develops innovative technological solutions in five areas:

	electrical production,

	nuclear energy,

	gas transport and distribution,

	industrial processes,

	urban infrastructure programs and transport.

•	SAFEGE, established in France, Belgium, Argentina, Lithuania, Poland, Kuwait and Saudi Arabia, is a leading consulting engineering company specialized in the water and environment businesses.

•	FAIRTEC, established in France, is a specialized consulting engineering company on waste management.

Among R&D achievements in 2006, we can also mention:

For SUEZ Energy Europe and International:

•
The establishment of rules on good practices and operational assistance for the co-combustion of pulverized wood in coal power plants (especially everything that concerns the preparation and handling of fuel), which made it possible to fit out nine power plants in Europe;

•
The development and launch of a diagnostic center that gathers sensitive surveillance data from electric power plants, to monitor trends (early detection of errors) and perform long-distance diagnostics. This diagnostic center is used by 10 SEE power plants.

•	The development of new control and regulation structures with improved performances that made it possible to optimize the dynamic behavior of electricity production units and sub-systems.

•	Impact studies for the European Integrated Pollution Prevention and Control (IPPC) directive, the Water Framework Directive, and the Clean Air for Europe (CAFE) program.

•	The development of an online surveillance system for transformers and alternators.

•	The initiation of a program to create a model of the life cycle of gas turbine blades.

•	A model is currently being created to find out the effects of the addition of biogas in gas turbines.

•	In 2006, a major study program on CO2 capture technologies in solid fuel electricity production units was launched.

•	The development of diagnostic methods for electrical cables continues.

•	Studies have been carried out on renovating public lighting systems to save energy.

•
Work continues on the specification of connection rules and methods in the event of disrupted loads and distributed production. This program covers setting up the protections, verification of the network’s accommodation capacity, and the influence on centralized remote control signals.

•	An electronic meter infrastructure is currently being developed.

•
Compagnie Nationale du Rhône’s (CNR) R&D program concerns the finalization of a chain of hydro meteorological forecasts to optimize the hydroelectric production of the Rhône River by integrating the many constraints linked to the different ways in which the river is used. This series of tools has reduced the discrepancies between the 24-hour electrical production forecasts and actual production by half, and has made it possible to avoid significant financial penalties being incurred by the network manager.

For SUEZ Energy Services:

•
SUEZ Energy Services often conducts its R&D in cooperation with clients to meet their specific needs, aiming at developing systems that do not yet exist on the market and at improving technical processes.

•	For instance, INEO has developed a bus and tramway fleet as well as a telecommunications software.

•
Elyo Cylergie has pursued its work on energy efficiency in buildings by developing more complete versions of its analytic and diagnostic tools. SES’ capability to handle the legionella risk is highlighted by the successful development by Climespace (through a collaboration with Armines) of a new plume-free cooling tower.

•
Tractebel Engineering took part in various research programs backed by the European Commission. In the field of electricity, it worked on preparing the emission-free power plants of the future, as well as facilitating the development of decentralized production and optimizing the reliability of networks with EU-DEEP, and defining R&D requirements for managers of tomorrow’s networks with RELIANCE.

•
In the nuclear field, Tractebel Engineering contributes to work on the safety of facilities (the OECD-MCCI program), the issue of nuclear waste (EUNDETRAF II, XADS-EUROTRANS) and new reactor concepts (RAPHAEL, EUR). Lastly, the Group shows its expertise in simulation with the modeling of electric power generating plants as well as simulation of railway networks.

For SUEZ Environment (SE) :

•
Significant work is currently being done on the renewal policy for water networks pipes, to determine how long they can still be used depending on local conditions, their age, and their material properties. The goal of this very important program is to develop a “sustained maintenance” policy for underground systems. The significant results obtained will lead to modifications of some product standards and finalization of the implementation of good manufacturing practices. The program has three main focuses: the definition of characteristic features of systems, their management and maintenance, and investment forecasts.

•
SUEZ Environment has brought together 12 operational units to handle a major program to avoid  odor pollution in the vicinity of its sanitation and waste facilities. The Group is currently  expert in measuring and modeling of odor dispersal systems, can identify emissions from numerous sources and has remedial resources at its disposal. As a result, new deodorizing facilities can be designed and, in an emergency situation, preventative and corrective actions can be taken in cooperation with the local inhabitants.

•
SE launched a major program on the control of storm water in 2006. The purpose is to cut down on disturbances caused by surges and to capitalize on the new rules concerning coastal swimming waters and environmental constraints. The program focuses on the quality of water and the measurement of quantities and aims at developing the appropriate forecast tools for measuring risks and drawing up treatment solutions if necessary.

•
SE also launched a new automatic water metering program aimed at optimizing measurements through the improvement of measurement methods using new technologies, as well as improving data transmission. This program should open up new contract opportunities.

•	Investments in energy-saving programs in operating activities and sludge management increased in 2006, contributing to the Group’s sustainable development targets.

•
However, SE continues to invest heavily in water-related health programs to assure that this risk is controlled with respect to drinking water. It monitors emerging pollutants and their pathogenic effects and regularly tests the available technologies.

•
Continuing its leadership in the field of desalination and drinking water, Degrémont has patented a membrane pre-treatment process using micro-coagulation, a process which allows flow over the membranes to be increased significantly.

•	In the field of disinfection using ultraviolet light, Degrémont has expanded its range of products in order to meet the needs for higher flow systems.

•
It has developed a skid that combines ultra-filtration and reverse osmosis units on the same platform to treat surface water and industrial water. This skid is used for discharges of between 5 and 50 m3/h and six applications have been sold to date.

•
Research on industrial discharges continues to be focused on client requirements, although a new cooperation launched with the opening of the SCIP (Shanghai Chemical Industrial Park) laboratory in China should reinforce expertise in the characterization of specific effluents and the optimization of their treatment. In the future, the group’s funds should contribute to specific programs in this field.

•
SUEZ Environment has also increased its contribution to waste management R&D. While continuing with major programs concerning the management of controlled landfill sites, in particular concerning research on bioreactors and leachate recirculation systems, SUEZ Environment has launched major programs to improve the treatment of solid organic waste.

•
The impact of the Waste Incineration Directive on this business has emphasized the need to optimize and control incineration. Computer-calculated fluid dynamics simulation instruments and tools used in the real-time control of the functioning of incineration plants are now being transferred from the CIRSEE research center to incineration activities. Research has been initiated on new tracers for monitoring polluting elements in real time.

•	Research has also begun on recycling, based on market expectations. In this case, it is essential to coordinate closely with manufacturers.

Regarding innovation, SUEZ uses two main tools for its promotion and management.

1)    The Innovation-Initiatives Trophies

These reward the employees or teams for operational achievements in four categories: technical, sales, management, and cross-category.

The twentieth campaign that was launched at the end of 2005 recognized 36 innovations, including 12 First Prizes:

•	The loan agreement: to facilitate the migration of manufacturers (Tractebel Energia)

•	The energy package offering: segmenting the market to deliver customized solutions (Electrabel)

•	Water conservation in Johannesburg: the art of making inhabitants more accountable (JOWAM)

•	Contract history and performance: recommendations for the future (SUEZ Environment)

•	Micro-coagulation: new horizons for ultra-filtration (Degrémont)

•	Onsite reloading of valve seats (ENDEL)

•	Legal portal site: access to SUEZ’ specific expertise (SUEZ)

•	Synergies between business lines: tax consolidation between two Canadian companies (SUEZ Energie Services and SUEZ Energie International)

•	Sustainable Energy Masterplan (SEM): industrial and service sites targeted (Tractebel Engineering)

•	System for reducing greenhouse gas effects: enable the sale of CO2 emission credits (VEGA)
•	The bottom-up model: to reduce operational costs in small structures (United Water)

•	An innovative financing model in the Middle East (SUEZ Energie International)

2)    Value creation label

It is awarded for projects that won an Innovation Initiatives Trophy three or four years earlier and that created maximum value when they were implemented.

In 2006, the winners of the 2002, 2003 and 2004 Trophies were reviewed.

Four winners received the label:

•	RICTOR: a drinking water clarification process using a fast flotation system (Degrémont) – 2004 Trophy

•	TELESOUD 2000: an automatic welding process that protects welders from radiation (Endel) – 2004 Trophy

•	ECOFLOW: a new concept of commercial product offering for off-site treatment of industrial effluents (OIS) – 2004 Trophy

•	PAMELA: real-time information by telephone (Lyonnaise des Eaux) – 2004 Trophy

Patents and licenses

In 2006, SUEZ filed 21 patents. The Group had filed 13 patents in 2005, 15 in 2004, 13 in 2003 and 19 in 2002.

Licensing policy is the responsibility of each entity. It is therefore addressed in the corresponding paragraphs.

However, the Group considers that its business does not depend on any particular license.

D.    Trend Information

See Item 4.B. Business Overview – Significant Events and Item 8.B. Significant Changes.

E.    Off-Balance Sheet Arrangements

The Group entered into certain transactions which, pursuant to current legislation, are not reflected in our Consolidated Financial Statements. Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the SEE, SEI and Elyo contracts are presented below. They are valued at the closing spot rate or the price provided in the contract and, according to their maturity, are discounted based on the issued bond rates of leading companies. We are also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain of our subsidiaries have also entered into contracts for the purchase of technical installations with a total value of €1,790.5 million as of December 31, 2006. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

	Firm commodity,	Firm electricity, gas,	Firm PP&E
	combustibles and	steam and oil sales	purchases
	electricity purchases
(in € millions)
2007	9,160.6	11,913.7	831.8
2008	6,787.9	6,758.0	550.2
2009	5,502.5	4,431.0	149.8
2010	4,270.3	2,451.7	9.4
2011	4,173.0	1,700.6	10.0
Thereafter	26,810.7	8,684.0	239.3
TOTAL	56,705.0	35,939.0	1,790.5

Finally, we also made investments in certain concession contracts or other long term contracts and, as such are committed for capital expenditures totaling € 869.4 million as of December 31, 2006 (respectively these amounts are €375.8 million and €493.6 million).

Operating leases which may not be terminated

We are committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. We consider that, in the normal course of business, contracts expiring will be renewed or replaced. Lease charges are presented in Note 30 to our Consolidated Financial Statements.

The present value of minimum future payments in respect of these leases are as follows:

(in € millions)	Operating leases which may not be terminated
2007	221.3
2008	194.0
2009	182.0
2010	151.0
2011	136.1
Thereafter	820.5
TOTAL	1,704.9

Other commitments

		Maturing	Maturing	Maturing in
		within	within	more than
	31-Dec-06	1 year	1 to 5 years	5 years	31-Dec-05
Total guarantees given on subcontracts	3,705.0	1,441.7	829.1	1,434.2	3,426.5
Commitments given on contracts	664.5	376.8	104.0	183.7	748.8
Performance bonds and similar	3,040.5	1,064.9	725.1	1,250.5	2,677.7
Financing commitments	3,616.8	661.1	408.4	2,547.3	4,530.8
Personal collateral given	632.3	83.2	211.9	337.2	778.1
Assets pledged and other collateral given	2,842.5	546.8	149.5	2,146.2	3,415.9
Other financing commitments given	142.0	31.1	47.0	63.9	336.8
Other commitments given	1,287.3	195.8	263.4	828.1	1,917.7
Total commitments given	8,609.1	2,298.6	1,500.9	4,809.6	9,875.0
Guarantees received on contracts	437.6	273.8	119.4	44.4	954.7
Financing commitments received	9,146.9	1,094.6	2,218.3	5,834.0	7,632.0
Undrawn authorized credit facilities	8,566.3	705.2	2,086.2	5,774.9	7,144.9
and commercial paper back-up lines
Other financing commitments received	580.6	389.4	132.1	59.1	487.1
Other commitments received	461.2	157.0	281.7	22.5	633.0
Total commitments received	10,045.7	1,525.4	2,619.4	5,900.9	9,219.7

Commitments given on contracts primarily comprise of performance bonds guaranteeing customers the completion of contract services, guarantees of which may have been issued by SUEZ. In terms of the performance bonds, 32% relate to the Environment business and 68% to the Energy business. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include  retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of our equity investees in the amount of €632.3 million and collateral of €2,842.5 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€640.7 million) which represent approximately 23% of collateral. We have received financing commitments in the amount of €9,223.7 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

Other commitments given include principally the following transactions:

•	A commitment by Electrabel totaling €653 million to cover credit risks of companies that are separate legal entities and which hold leases relating to power plants in the Benelux countries.

•	Financial guarantees given by SITA France to the regional authorities (préfectures), totaling €198 million (€196 million in 2005) relating to landfill sites.

In addition, some of our companies are committed under vendor warranties related to the divestment of operations. A reserve is set aside to cover these warranties when it seems probable that they will be called upon. Potential liabilities in respect of vendor warranties totaled €1,515.0 million at December 31, 2006 compared with €1,507.4 million one year earlier. They related essentially to the sales of Northumbrian, Nalco, Noos, Coditel, Codenet, Paris Premiere, IndoSUEZ, Mirec, Château d’Eau , SEN, OIS GmbH, Falk GmbH and Herco GmbH.

Finally, through one of our U.S. subsidiaries, we still hold the lease for the premises in Naperville occupied by and sub-let to Ondeo Nalco. We have received a counter-guarantee in relation to this lease from Ondeo Nalco, according to which Ondeo Nalco is liable for all obligations thereunder vis-à-vis both ourselves and the owner-lessor of the premises. In the event of default by Ondeo Nalco, we would be liable to pay the lease payments for the remaining term of the lease, amounting to €174.0 million.

F.    Tabular Disclosure of Contractual Obligations

See “Item 5.B.  – Liquidity and Contractual Commitments”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

In 2006, our Board of Directors was made up of 15 Directors, including 6 French Directors, 7 non-French Directors and 2 Directors with dual nationality (French and one other).

Mr. Antonio Brufau resigned on January 16, 2007. Consequently, at January 17, 2007, the SUEZ Board of Directors comprised 14 Directors, including 6 French Directors, 6 non-French Directors and 2 Directors with dual nationality (French and one other).

At its meeting on March 7, 2007, the SUEZ Board of Directors once again reviewed the status of Directors with regard to the criteria of independence set forth in the Bouton report. In view of the agreements entered into between SUEZ and Toulouse & Associés (which has since been renamed Leonardo France), it was no longer possible to consider Jean Peyrelevade, who was previously a Managing Partner of Toulouse & Associés and is now Vice-Chairman of Leonardo France, as an independent Director. Accordingly, 6 Directors were deemed to be independent and 8 other Directors to be non-independent.

There is no family link between the members of the Board of Directors and SUEZ’s other main senior managers.

The following sets forth the names of the current members of the Board of Directors as elected at the Annual Shareholders’ Meeting of May 4, 2007, their position, age, dates of appointment and the expiration of their current term.

Name	First appointment	Most recent appointment	Expiration of current term of office	Address

Gérard Mestrallet (58 years old) Chairman and Chief Executive Officer	June 15, 1994	2005	2009	SUEZ 16, rue de la Ville l’Evêque 75008 Paris

Albert Frère (81 years old) Vice-Chairman	June 19, 1997	2004	2008	Groupe Bruxelles Lambert avenue Marnix 24 B-1000 Brussels

Edmond Alphandéry (63 years old)* Director	April 27, 2004	2004	2008	CNP Assurances 4, place Raoul-Dautry 75015 Paris

René Carron (64 years old) Director	April 27, 2004	2004	2008	Crédit Agricole S.A. 91-93, boulevard Pasteur 75015 Paris

Gerhard Cromme (64 years old)*[1] Director	June 14, 1995	2004	2008	ThyssenKrupp AG August-Thyssen Strasse 1 D-40211 Dusseldorf

Etienne Davignon (74 years old) Director	August 3, 1989	2004	2008	SUEZ-TRACTEBEL place du Trône, 1, B-1000 Brussels

Paul Desmarais Jr. (52 years old) Director	April 14, 1998	2005	2009	Power Corporation du Canada 751 Square Victoria, Montreal, H2Y 2J3 Quebec

Richard Goblet d’Alviella (59 years old)* Director	May 13, 2005	2005	2009	Sofina Rue de l’Industrie, 31 B-1040 Brussels

Jacques Lagarde (69 years old)* Director	June 14, 1995	2007	2010	1314 Arch Street, Berkeley, CA 94708, USA

Name	First appointment	Most recent appointment	Expiration of current term of office	Address

Anne Lauvergeon (47 years old)* Director	May 5, 2000	2007	2010	Areva 33, rue La Fayette 75009 Paris

Jean Peyrelevade (67 years old) Director	June 22, 1983	2004	2008	Leonardo France (previously Toulouse et Associés) 73, rue d’Anjou 75008 Paris

Thierry de Rudder (57 years old) Director	April 27, 2004	2004	2008	Groupe Bruxelles Lambert avenue Marnix 24 B-1000 Brussels

Jean-Jacques Salane (55 years old) Director	April 26, 2002	2006	2010	Lyonnaise des Eaux Pays Basque 15, Avenue Charles Floquet BP 87 64202 Biarritz Cedex

Lord Simon of Highbury (67 years old)* Director	May 4, 2001	2005	2009	53 Davies Street London W1K 5JH, UK

Secretary of the Board of Directors: Patrick Billioud

*
Independent Director. Independent Directors, as defined in the Bouton Report of 2003 on Corporate Governance: “A director is considered ‘independent’ when he/she has no relations of any kind with the company or its management, which could impede the free exercise of his/her judgment.” At its meeting on March 7, 2007, the SUEZ Board of Directors once again reviewed the status of Directors with regard to the criteria of independence set forth in the Bouton report. In view of the agreements entered into between SUEZ and Toulouse & Associés (which has since been renamed Leonardo France), it was no longer possible to consider Jean Peyrelevade, who was previously a Managing Partner of Toulouse & Associés and is now Vice-Chairman of Leonardo France, as an independent Director. Accordingly, 6 Directors were deemed to be independent and 8 other Directors to be non-independent.

(1)	As a result of being nominated President of the Supervisory Board of Siemens AG, Mr. Gerhard Cromme had to give up several directorships that he held in other companies. For this reason, Mr. Cromme will resign from the Board of Directors of SUEZ on June 30, 2007.

BIOGRAPHICAL INFORMATION CONCERNING DIRECTORS

Gérard Mestrallet, French national.

A graduate of the prestigious French engineering school, Polytechnique, and the Ecole Nationale d’Administration (ENA), Gérard Mestrallet joined Compagnie de SUEZ (holding) in 1984 as Vice-President, Special Projects. In 1986, he was appointed Executive Vice-President, Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique (holding company). In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ (holding company). He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (French institute of corporate directors).

Certain other directorships and positions: Chairman of the Board of Directors of SUEZ Environment and SUEZ Energy Services (France), SUEZ-TRACTEBEL and Electrabel (energy) (Belgium), Vice-Chairman of Aguas  de Barcelona (water) (Spain) and Hisusa (investment company) (Spain), Director of Saint-Gobain (construction)

(France) and Pargesa Holding SA (investment company) (Switzerland), and Member of the Supervisory Board of Axa (insurance) (France).

Mr. Gérard Mestrallet holds 49,465 SUEZ shares.

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

Certain other directorships and positions: Honorary manager of the Banque Nationale de Belgique (Belgium), Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert (holding company) (Belgium), Chairman of the Board of Directors of Frère-Bourgeois (holding company), ERBE (finance), Financière de la Sambre (Belgium) and Stichting Administratiekantoor Frères-Bourgeois (holding company) (The Netherlands), Vice-Chairman and Executive Director of  Pargesa Holding SA (investment company) (Switzerland), Chairman of the Supervisory Board of Metropole Television M6 (audiovisual) (France), Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium), Director of LVMH (luxury goods), Château Cheval Blanc (wine), Raspail Investissements (investment company) (France), and Grupa Banca Leonardo (bank) (Italy), Member of the International Committee of Assicurazioni Generali S.p.A. (insurance) (Italy).

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

Certain other directorships and positions: Chairman of the Supervisory Board of CNP Assurances (insurance), Chairman of CNP International (insurance), Chairman of the Centre National des Professions Financières (education) (France), Director of Calyon (bank) and Icade (real estate) (France), Caixa Seguros (finance) (Brazil) and Capitalia Vita (insurance) (Italy).

Mr. Edmond Alphandéry holds 2,223 shares. He is a member of the Audit Committee.

René Carron, French national.

René Carron operates a farm in Yenne. He is a Knight of the Legion of Honor and the National Order of Merit and a Commander of the Order of Agricultural Merit. He has held a variety of elected offices in the Savoie region of France. In 1981, René Carron joined the Crédit Agricole group (bank). In 1992, he became Chairman of Caisse Régionale de la Savoie (bank and insurance), which became Caisse Régionale des Savoie (bank and insurance) after its merger with Caisse de Haute-Savoie (health insurance) in 1994. In 1995, he joined the committee of the Fédération Nationale du Crédit Agricole (bank and insurance), where he was Chairman from July 2000 to April 2003, and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole SA (bank).

Certain other directorships and positions: Chairman of the Board of Directors of Crédit Agricole SA (bank), Chairman of Caisse Régionale de Crédit Agricole des Savoie, the Confédération Nationale de Crédit Agricole “CICA” (bank) and the Fondation pour l’Agriculture et la Ruralité dans la Monde “FARM” (France), Vice-Chairman of the Confédération Nationale de la Mutualité de la Coopération et Crédit Agricole “CNMCCA” and Fédération Nationale du Crédit Agricole (France), Director of Crédit Agricole Solidarité et Développement,

Fondation du Crédit Agricole Pays de France (bank), Sacam (commercial and industrial company), Sacam Participations, Scicam (France) and Fondation de France, Member of the Supervisory Board of Lagardère (media) and Member of the Management Committee and Legal Manager of ADICAM (electronics and security) (France).

Mr. René Carron holds 3,500 SUEZ shares. He is Chairman of the Nomination Committee a member of the Ethics, Environment and Sustainable Development Committee.

Gerhard Cromme, German national.

Gerhard Cromme has a doctorate in Law and a number of diplomas in economics (Münster, Lausanne, Paris and Harvard Universities).

He joined the Saint-Gobain Group (construction) in Germany in 1971, before joining the Krupp Group (steel) in 1986.

Certain other directorships and positions: Chairman of the Supervisory Board of Thyssenkrupp AG (steel pipes and tubes) (Germany), Member of the Supervisory Board of Allianz SE (insurance), Axel Springer AG (publishing), E.on AG (energy), Siemens AG (diversified manufacturing) and Deutsche Lufthansa AG (airlines) (Germany), and Director of BNP-Paribas (bank) and Saint-Gobain (construction) (France).

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

Certain other directorships and positions: Chairman of Companie Maritime Belge, Compagnie des Wagons-Lits (restauration), Recticel (chemicals and plastics) and SN Airholding (holding company) (Belgium), Vice-Chairman of SUEZ-TRACTEBEL (Belgium), Director of Accor (hotels and tourism) (France), Cumerio (metals), Real Software (computer software), Sofina SA (holding company), SN Brussels Airlines (airlines) (Belgium), and Gilead (therapeutics) (USA).

Mr. Etienne Davignon holds 11,111 SUEZ shares. He is Chairman of the Ethics, Environment and Sustainable Development Committee and a member of the Compensation Committee.

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

Certain other directorships and positions: Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada (insurance), Chairman of the Executive Committee of Power Financial Corporation (Canada), Vice-Chairman of the Board of Directors and Executive Director of Pargesa Holding S.A. (investment company) (Switzerland), Vice-Chairman of the Board and member of the Strategy Committee of Imérys (building and construction) (France), Director and member of the Management Committee of Great-West Lifeco Inc. (insurance) and its main subsidiaries, and of IGM Financial Inc (holding company) (Canada) and its main subsidiaries, Director and member of the Permanent Committee of Groupe Bruxelles Lambert (holding company) (Belgium), Director of Total SA (oil) (France), Member of the International Board, Board of Directors and Audit Committee of INSEAD (Institut Européen d'Administration des Affaires), Chairman of the International Advisory

Board of HEC Business School (Canada), Chairman of the Advisory Committee of Sagard Private Equity Partners (investment company) (France), Member of the International Advisory Board of the La Poste group (France) and Global Advisor, Merrill Lynch.

Mr. Paul Desmarais Jr holds 2,222 SUEZ shares. He is a member of the Compensation Committee.

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

Certain other directorships and positions: Director of Danone (food), Eurazeo (investment company) (France), Delhaize (food), Finasucre (holding company), Glaces de Moustier (holding company), Henex (steel), Suez-Tractebel, Union Financière Boël (financial advisors) (Belgium), and Caledonia Investments (advisory) (United Kingdom).

Mr. Goblet d’Alviella holds 2,000 SUEZ shares. He is a member of the Audit Committee.

Jacques Lagarde, French-U.S. dual national.

Jacques Lagarde is a graduate of the prestigious French business school, HEC, and of Harvard Business School. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA) (dental laboratory), Chairman of the Executive and Supervisory Boards of Braun AG (electrical goods) (Germany) and Executive Vice-President of The Gillette Company (cosmetics and toiletries) (USA).

Certain other directorships and positions: Director of Eukarion Inc (USA).

Mr. Jacques Lagarde holds 5,778 SUEZ shares. He is Chairman of the Audit Committee.

Anne Lauvergeon, French national.

A graduate of the prestigious French engineering school, the Ecole des Mines and also the Ecole Normale Supérieure, Anne Lauvergeon is a qualified lecturer (agrégée) in physics. Anne Lauvergeon  began her career in 1983 in the iron  and steel industry before joining CEA (Commissariat à l’Energie Atomique) where she studied the problems of chemical safety in Europe. In 1990, she was appointed Special Advisor to the office of the French President in the area of the international economy and foreign trade and in 1991, became Deputy General Secretary as well as Aide to the French President for the organization of international summits (G7). In 1995, she was appointed Managing Partner of Lazard Frères et Cie (bank). She has been Executive Vice-Chair and member of the Executive Committee of Alcatel (telecommunication) in charge of industrial holdings since 1997. Anne Lauvergeon has been Chair of the Areva group (energy) Executive Board since July 2001 and Chair and Chief Executive Officer of the Areva NC (previously Cogema) group (energy) since June 1999.

Certain other directorships and positions: Chair of the Areva Group Executive Board (energy), Chair of the Board of Directors of Areva NC (previously Cogema) (energy), Chair of Areva Enterprises Inc. (energy) (USA), Vice-Chair of the Supervisory Board of Safran SA (electronics military), and Director of Areva T&D Holding S.A. (energy), Total (oil) and Vodafone Group plc (telecommunications) (United Kingdom).

Mrs. Anne Lauvergeon holds 3,390 SUEZ shares. She is a member of the Ethics, Environment and Sustainable Development Committee and a member of the Compensation Committee.

Jean Peyrelevade, French national.

A graduate of the prestigious French engineering school, Polytechnique, and the Paris Institute of Political Studies (IEP), Jean Peyrelevade successively held the positions of Chairman of Compagnie de SUEZ (holding), Banque Stern (bank), UAP (insurance) and Crédit Lyonnais (bank). He resigned as Chairman of the latter in October

2003. He has been a partner of Toulouse & Associés (finance) since September 1, 2004 which was acquired by Banca Leonardo (Italy) and renamed Leonardo France in November 2006.

Certain other directorships and positions: Vice-Chairman of Leonardo France, Director of Bouygues (real estate), DNCA Finance (France) and Société Monégasque de l’Electricité et du Gaz (Monaco), and Member of the Supervisory Board of CMA/CGM (maritime transportation) (France).

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

Certain other directorships and positions: Executive Director of Groupe Bruxelles Lambert (holding company) (Belgium), Director of Imerys (building and construction), Total (oil), Compagnie Nationale à Portefeuille (holding company) (France) and Suez-Tractebel (energy) (Belgium).

Mr. Thierry de Rudder holds 2,222 SUEZ shares.

Jean-Jacques Salane, French national.

After having trained as an accountant, Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. From 1990-1996, he was a member of the Board of Directors of Lyonnaise des Eaux, where he represented the Workers’ Council.

Certain other directorships and positions: CGT union representative, Union representative on the Lyonnaise des Eaux France Pays Basque Workers’ Council since 1996, Union representative on the Lyonnaise des Eaux Central Workers’ Council since 1996, and President of the French Supervisory Board of Spring Funds.

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

Certain other directorships and positions: Senior Advisor Morgan Stanley International (Europe), Director of Unilever plc (food), Member of the International Advisory Board of Fitch (finance) (Belgium), Member of the Advisory Board of Dana Gas International, Member of the Cambridge University Council, and Trustee of the Hertie Foundation (United Kingdom).

Lord Simon of Highbury holds 2,000 SUEZ shares. He is Chairman of the Compensation Committee.

B.    Compensation

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer, and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer. With respect to 2006, the total amount paid to members of the Board of Directors equally included compensation to SUEZ SA directors who are also directors of SUEZ-TRACTEBEL, a wholly-owned SUEZ subsidiary.

	2006		2005		2004
	Number	Total compensation	Number	Total compensation	Number	Total compensation
	(in millions of €, except number of members)
Board of Directors	15	1.57*	15	1.24*	16	1.9*
Executive Committee	11	14.8*	10(1)	12.75	11	11.95

(1)	The number of members of the Executive Committee returned to 11 as of November 1, 2005.

*	Excluding social security charges.

A table indicating total compensation received by corporate officers is presented in Note 35 to our Consolidated Financial Statements.

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

The variable part of the compensation seeks to compensate the senior management’s contribution to the profits of the Company and the Group.

The variable part of the compensation, the balance of which was paid in 2006 in respect of fiscal year 2005, for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche, was 25% based on qualitative objectives and 75% based on quantitative criteria. The quantitative criteria applied were operating income for 50% and cash flow from operating activities before disposals for 50%.

For Executive Committee members who are responsible for a Group operating division, half the variable compensation was based on qualitative criteria and half on quantitative criteria. The quantitative criteria applied (growth in gross cash flow before finance costs, total cash flow for the year, income from ordinary activities and net income) were calculated at the level of SUEZ for 40% and 60% at division level.

For the other members of the Executive Committee, the variable portion was calculated in the same way, save in respect of the quantitative criteria, which were based solely on the performance of SUEZ.

The variable part of compensation, the balance of which is payable in 2007 in respect of fiscal year 2006, for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche is 25% based on qualitative objectives and 75% based on quantitative criteria. The quantitative criteria applied are, like in 2005, operating income for 50% and cash flow from operating activities before disposals for 50%.

For Executive Committee members who are responsible for a Group operating division, half the variable compensation is based on qualitative criteria and half on quantitative criteria. The quantitative criteria applied – current operating income, net income, cash flow from operating activities – are calculated at the level of SUEZ for 40% and 60% at division level. For the other members of the Executive Committee, the variable portion is calculated in the same way, save in respect of the quantitative criteria, which are based solely on the performance of SUEZ.

The following table presents total compensation paid to all members of the Executive Committee during the 2006 and 2005 fiscal years.

Gross compensation including benefits in kind

	2006	2005		2006/2005
	(in millions of euros, except percentages)
Fixed	6.6	5.97		+10.6%
Variable	8.2	6.77		+21.1%
Total	14.8	12.75		+16.0%
Number of Executive Committee members	11	10	(1)

(1)    The number of members of the Executive Committee returned to 11 as of November 1, 2005.

Variable compensation represented 55.4% of total compensation in 2006, compared to 53% in 2005.

Total average compensation paid to members of the Executive Committee increased from €1.27 million in 2005 to €1.34 million in 2006. The Executive Committee comprises all deputy vice presidents in charge of divisions, several of whom are subject to the employment criteria of the Belgian market.

Corporate officer compensation

The Group paid Gérard Mestrallet, Chairman and Chief Executive Officer, total compensation of €2,715,792 in 2006 (versus €2,532,819 in 2005), of which €1,253,026 (€1,104,411 in 2005) was fixed, including a benefit in kind in relation to the use of his company vehicle (€3,026). The variable part of €1,462,766 (€1,428,408 in 2005) represents 54% of total compensation (compared with 56% in 2004), an increase of 2.4% compared with 2005. This variable part includes €220,261 paid in respect of attendance fees received in Gérard Mestrallet’s capacity as Director of several Group companies (€194,249 in 2005).

Pursuant to the recommendation of the Compensation Committee, as approved by the Board of Directors, the variable part of his remuneration for 2006 will amount to €1,470,000.

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

Directors’ fees

See “— Board Practices”.

Employee profit-sharing and incentive plans

Each year, our employees benefit from profit-sharing schemes. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid during the last six years were as follows:

2001	2002	2003 (a)	2004	2005	2006
€552,420	€112,051	—	€1,137,170	€€321,406	€654,551

(a)	Pursuant to the application of derogatory formulae or applicable French ordinary law, profit sharing equals zero because of the 2003 loss.

An incentive agreement was signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Amounts paid during the last six years were as follows:

2001	2002	2003	2004	2005	2006
€642,670	€598,455	€353,465	€288,547	€275,092	€472,165

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

In October 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm, and after having issued an invitation for bids from three specialized consultancy firms, it appointed an external consultant to carry out this evaluation. This procedure has been repeated each year since 2004.

The summary report on the evaluation work, carried out under the responsibility of Etienne Davignon, was approved by the Ethics, Environment and Sustainable Development Committee at its meeting of January 18, 2006 and was submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting held on January 18, 2006 recorded the suggestions for improvements in the functioning of the Board of Directors and its Committees and will oversee their implementation. The evaluation for 2006 was decided at the Ethics Committee meeting on December 8, 2006.

Pursuant to Article 11 of the Company’s Bylaws, each Director must hold at least 2,000 SUEZ shares throughout his/her term of office.

The Board of Directors meets whenever required by the interests of the Company and, in any event, at least four times a year.

It met twelve times during fiscal year 2006 and the overall attendance rate was 82%. Between January 1, 2007 and May 30, 2007, the Board of Directors met 4 times.

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

Audit Committee Chairman
Fixed fee	€25,000 per year
Variable fee, dependent on attendance	None, given that the Board considers that a Committee meeting cannot be held in the absence of its Chairman.
Audit Committee member
Fixed fee	€10,000 per year
Variable fee, dependent on attendance	€1,000 per meeting

Gérard Mestrallet, as Chairman of the Board, and Jean-Jacques Salane, as a Group employee, do not receive directors’ fees.

On this basis, the following attendance fees were paid to Directors in respect of fiscal year 2006:

Albert Frère	€45,500(a)
Edmond Alphandéry	€69,500
Antonio Brufau	€51,500(a)
René Carron	€72,000
Gerhard Cromme	€57,000(a)
Etienne Davignon	€75,500(a)(b)
Paul Desmarais Jr.	€54,000(a)
Richard Goblet d’Alviella	€69,500(a)(b)
Jacques Lagarde	€72,000(a)
Anne Lauvergeon	€66,500

Jean Peyrelevade	€48,500
Thierry de Rudder	€51,500(a)(b)
Lord Simon of Highbury	€60,500(a)

(a)	Before deduction of the 25% withholding tax leveled on attendance fees paid to Directors who are not French residents.

(b)
Etienne Davignon, Richard Goblet d’Alviella, and Thierry de Rudder have respectively received €132,860, €88,573 and €86,094 in their capacity as members of the Directors and Audit Committee of SUEZ-TRACTABEL.

In 2006, the total amount of attendance fees was €793,500, compared with €767,334 in 2005.

Directors service contracts

Under certain circumstances, our internal regulations (accord d’entreprise interne) allow that we grant our executive officers (cadres dirigeants supérieurs), including executive officers who are members of the Board of Directors, a departure bonus (prime de départ) in an amount up to 18 months of salary. There are no directors service contracts providing for benefits upon termination of employment.

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

In 2006, the SUEZ Board of Directors comprised 15 Directors, including 6 French Directors, 7 non-French Directors and 2 Directors with dual nationality (French and one other). At its meeting on March 7, 2007, the SUEZ Board of Directors once again reviewed the status of Directors with regard to the criteria of independence set forth in the Bouton report. In view of the agreements entered into between SUEZ and Toulouse & Associés (which has since been renamed Leonardo France), it was no longer possible to consider Jean Peyrelevade, who was previously a Managing Partner of Toulouse & Associés and is now Vice-Chairman of Leonardo France, as an independent Director.  Accordingly, 6 Directors were deemed to be independent and 8 other Directors to be non-independent.

We have several specialized committees to support the decision-making process of the Board of Directors, including an Audit Committee consisting of three members since the resignation of Antonio Brufau on January 16, 2007, an Ethics, Environment and Sustainable Development Committee consisting of four members, a Compensation Committee consisting of three members, and a Nomination Committee consisting of three members. Under French law, Board committees are advisory only, while under the NYSE rules, specific committees are vested with certain powers that in France remain with the Board. Under French corporate law, shareholders must appoint the Group’s auditors at annual shareholder meetings. Our shareholders receive the proposals for such appointments from the Board of Directors, who in turn receive recommendations from the Audit Committee. We believe that the requirements of French law, including the requirement that two statutory auditors must be appointed by the shareholders, achieve the NYSE’s objectives for auditor independence.

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

The Audit Committee

Until the resignation of Antonio Brufau on January 16, 2007, the Audit Committee had four members, all deemed to be “independent”(*) according to the criteria set out in the Bouton report and “financial experts” according to the US Sarbanes-Oxley Act:

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

The Audit Committee met eight times during 2006 and the overall attendance rate was 81%. The Statutory Auditors attended six of the Audit Committee meetings.

Six meetings have been scheduled for 2006 and 3 meetings had already been held as of May 31, 2007.

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

The Ethics, Environment and Sustainable Development Committee met four times during 2006 and the overall attendance rate was 88%. 1 meeting had already been held as of May 31, 2007.

The Compensation Committee

The Committee has three members, including one Director who is deemed to be “independent”* according to the criteria set out in the Bouton Report on corporate governance.

•	Lord Simon of Highbury, Chairman*;

•	Etienne Davignon;

•	Paul Desmarais Jr.

Article 7 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It reviews and makes recommendations to the Board of Directors regards the compensation of the Board, including the Chairman.

This Committee is also consulted with respect to compensation conditions for the members of group’s executive Committee.

The Compensation Committee met three times during 2006 and the overall attendance rate was 78%. 1 meeting had already been held in 2007 as of May 31, 2007.

The Nomination Committee

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

The Nomination Committee met three times during 2006 and the overall attendance rate was 67%. No meetings had already been held in 2007 as of May 31, 2007.

Executive Committee – composition at December 31, 2006 (10 members)

The Executive Committee reviews, at the request of the Chairman and Chief Executive Officer, strategic, development and organizational issues concerning the Group.

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean-Pierre Hansen	Senior Executive Vice-President, Operations (Chief Operating Officer), Vice-Chairman of the Executive Committee in charge of SUEZ Energy Europe
Gérard Lamarche	Senior Executive Vice-President, Finance (Chief Financial Officer)
Patrick Buffet*	Executive Vice-President in charge of Business Strategy and Development
Dirk Beeuwsaert	Executive Vice-President in charge of SUEZ Energy International
Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environment
Jérôme Tolot	Executive Vice-President in charge of SUEZ Energy Services
Valérie Bernis	Executive Vice-President in charge of Communications and Sustainable Development
Emmanuel van Innis	Executive Vice-President in charge of Group Human Resources
Yves de Gaulle	General Secretary

*	Until December 31, 2006.

In addition to these 10 members, the following individual has the right to attend Executive Committee meetings:

Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

Executive Committee – composition at May 4, 2007 (10 members)

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean-Pierre Hansen	Chief Operating Officer, Executive Vice-President of the Executive Committee, head of SUEZ Energy Europe
Gérard Lamarche	Executive Vice-President, Finance (Chief Financial Officer)
Dirk Beeuwsaert	Executive Vice-President in charge of SUEZ Energy International
Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environment
Jérôme Tolot	Executive Vice-President in charge of SUEZ Energy Services
Valérie Bernis	Executive Vice-President in charge of Communications and Sustainable Development
Emmanuel van Innis	Executive Vice-President in charge of Group Human Resources
Yves de Gaulle	General Secretary
Alain Chaigneau*	Executive Vice-President in charge of Business Strategy

*	Since January 1, 2007.

In addition to these 10 members, the following individual has the right to attend Executive Committee meetings:

Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

The following is a summary of the business experience of the members of our Executive Committee, who are not also members of our Board of Directors.

Jean-Pierre Hansen, former Chairman of the Board of Directors of Electrabel, was appointed Chief Executive Officer of Electrabel as of January 1, 2005, a function that he previously exercised from 1992 to March 1999. He is also Vice-Chairman of Electrabel and Chairman of its Strategic and General Management Committees. Since 1999, he held the positions of Chief Executive Officer of Tractebel as well as Director and Member of the Executive Committee of Société Générale de Belgique; he served in those capacities until the two companies merged on  October 31, 2003, whereupon he became Chief Executive Officer of the new entity SUEZ-TRACTEBEL. He was appointed Chief Operating Officer of SUEZ in January 2003 and Officer in charge of SUEZ Energy Europe. He is Executive Vice-Chairman of the SUEZ Executive Committee.

Certain other directorships and positions: Chairman of the Board of Directors of Fluxys and Member of its Appointments and Remuneration Committee, Director and Member of the Strategic Committee of Distrigas, Chairman of the Board of Directors of  Fabricom, Vice-Chairman of the Federation of Enterprises in Belgium, Director of Electrabel Customer Solutions, Director of Suez Environnement and Suez Energy Services (France), Acea SpA, AceaElectrabel SpA and Electrabel Italia SpA (Italy), Arcelor Mittal (Luxembourg), Agbar, Electrabel España, Suez Energy Services España, Reva SA (Spain) and Suez Energy North America, Inc. (United States).

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

Certain other directorships and positions: Chairman of Cosutrel and Genfina, Director of Suez-Tractebel, Electrabel, Distrigaz, Suez Environment, Suez Energie Services, Aguas de Barcelona, Legrand, Leo Holding Company and Suez Environment North America Inc.

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

Certain other directorships and positions: Chairman and Director of Suez Energy North America, Inc., Vice President of Suez Energy Generation North America, Inc, President and Director of Bahamas LNG Terminal Holding Limited, Bahamas LNG Terminal Holding 2 Limited, Blue Marlin LNG Terminal Limited, Calypso Bahamas Pipeline Holding Limited, Calypso Bahamas Pipeline Holding 2 Limited, Calypso Bahamas Pipeline Limited, Director of Glow Company Limited, Glow Demin Water Company Limited, Glow Energy Public Company Limited, Glow IPP Company Limited, Glow SPP1 Company Limited, Glow SPP2 Company Limited, Glow SPP3 Company Limited, Tractebel Energia S.A., Member of the Strategic Committee of Tractebel Energia S.A., and Chief Executive Officer of Celizan SAS.

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

Certain other directorships and positions: Director and Chief Executive Officer of SUEZ Environment, Chairman of the Board of Degrémont, Terralys, Director of Lyonnaise des Eaux France, Société des Eaux de Marseille, Sita France, SUEZ Environment Espana, Hisusa (representing SUEZ Environment Espana), Aguas de Barcelona (Spain), United Water Inc., United Water Resources Inc., Swire Sita Waste Services Limited and Sino French Holdings (China).

Jérôme Tolot joined the SUEZ Lyonnaise des Eaux Group which later became SUEZ in 1982. In 2000, he was appointed Director and Senior Executive Vice-President for the central functions of the Vinci group. In February 2002, he was named Chairman and Chief Executive Officer of Sita, and became Executive Vice-President of SUEZ. He was also appointed Chief Executive Officer of Fabricom in September 2003. Since January 2004, he is Executive Vice-President of the SUEZ Energy Services.

Certain other directorships and positions: Vice President, Acting Managing Director of Fabricom, Chairman of the Board of Directors of Fabricom GTI, Managing Director of SUEZ Energie Services, Director of SUEZ Environment, SUEZ University, Axima, Ineo, Rivolam and SUEZ Energie Services Espana and Société Monégasque de l’Electricité et du Gaz (Monaco).

Valérie Bernis was Special Press Advisor in the French Ministry of Economics, Finance and Privatization from 1986 until 1988.  In 1988 she took up the position of Senior Vice-President Communications at Cerus. From 1993 until 1995 she was in charge of communications and press for the Prime Minister. In December 1995 she was appointed Senior Vice-President of Communications of  Compagnie de Suez. In June 1997 she became Senior Vice-President Communication and Special Advisor to the President of the Executive Board of SUEZ Lyonnaise des Eaux. Since May 2001 she is Executive Vice-President in charge of Communications and Sustainable Development of SUEZ and was Chairman and CEO of Paris Première Television Channel (1999-2004).

Certain other directorships and positions: Director of SUEZ-TRACTEBEL, Permanent Representative of SUEZ Communication on the Board of Directors of SAIP (Libération, French daily) and SMEG (Société Monégasque de l’Electricité et du Gaz).

 Emmanuel van Innis had several key functions in his career, starting at Intercom in 1971 and then with Electrabel when the former merged to form Electrabel in 1990. He became a member of Tractebel’s General Management Committee in 1996, where he was General Manager Corporate Administration, Finance and Controlling. He became a Director of Tractebel in 1997 and of Société Générale de Belgique in 2001 and served in those capacities until those companies merged on 31 October 2003, whereupon he became Director of the new entity, SUEZ-TRACTEBEL. In March 2003, he was appointed Executive Vice-President of SUEZ, in charge of Group Human Resources and member of the Executive Committee.

Certain other directorships and positions: Chairman of the Board of Directors of Contassur (Belgium), Insutrel  (Luxembourg), Telfin (Belgium) and Union of Enterprises in Brussels (UEB) (Belgium), Chairman and Chief Executive Officer of CEF (Luxembourg),Vice-Chairman of the Board of Directors of Electrabel (Belgium), Fabricom (Belgium)and Suez Energy España (Spain), Director of AceaElectrabel Produzione SpA (Italy), Cosutrel (Belgium), Distrigas (Belgium), Suez Energy Services (France), Fabricom France (France), Lithobeton (Belgium), Pensiobel (Belgium), SN Airholding (Belgium), SUEZ University (France), Suez Energy North America (United States), Neil (United States), Member of the Appointments and Remuneration Committee of Distrigas (Belgium) and SN Airholding (Belgium) and member of the Strategy Committee of Electrabel.

Yves de Gaulle joined SUEZ in April 2004 in the role of Joint General Secretary, and became General Secretary on July 1, 2004. Since November 1, 2005, he has been a member of the Executive Committee. Mr. de Gaulle began his career at the Ministry of Finance (1977), notably at the Management of the Treasury where he was chief of the office of monetary policy and credit. He was then technical advisor (1986) to the Minister in charge of privatization and the General Secretary of the Privatization Commission (1986-1989). In 1989 he became a Partner of the law firm KPMG/Fidal, then a Partner of the law firm Jeantet (1991-1992). He joined the AGF/Allianz Group in 1992, and was Chief Executive Officer of a subsidiary of the Group in Spain (1993-1996), Joint Chief Executive Officer in charge of the international department and member of the Executive Committee (1997-1998) and Chief Executive Officer of the EULER Group (1999-2001).

Certain other directorships and positions: Director of SUEZ-TRACTEBEL, Electrabel, Cosutrel and SUEZ University.

Alain Chaigneau holds a Masters degree in Economic Science and is a graduate of the IAE Paris. Mr. Chaigneau began his career at the Banque de France, before moving to the Treasury Department as Deputy General Secretary of the International Committee for Industrial Restructuring (CIRI). He joined Suez in 1984 and was appointed Director of Planning and Strategy in 1990. In 1995, Mr. Chaigneau became Financial Director and a Member of the Management Committee of Société Générale de Belgique and was appointed Deputy General Manager – Finance and Administration of Lyonnaise des Eaux in 1999. In 2002, Mr. Chaigneau became Deputy General Manager – Finance and Administration of Suez Environment and in 2005, he was appointed Deputy General Manager of Suez Environment for North and South America. Since January 1, 2007, Mr. Chaigneau has been Deputy General Manager of Suez, and a Member of the Executive Committee in charge of Strategy and Development.

Certain other directorships and positions: Chairman of the Board of Directors of Aguas Argentinas, Director of SUEZ Energie Services, SUEZ-TRACTEBEL, Electrabel (Belgium), Ondeo North America, United Water Inc. and United Water Resources (United States), and Representative at the High Council on Energy.

Central Management Committee – composition at December 31, 2006 (14 members)

The Central Management Committee is consulted on matters submitted to the Chairman and Chief Executive Officer or Board of Directors for decision.

Its members are as follows:

The Executive Committee members, other than the two division heads, Dirk Beeuwsaert and Jean-Louis Chaussade, and with the addition of Henry Masson, whose functions are set out above, together with:

Isabelle Kocher	Group Senior Vice-President for Performance and Organization
Robert-Olivier Leyssens	Group Senior Vice-President for Corporate Finance, Tax and Treasury
Christelle Martin	Group Senior Vice-President for Strategic Planning, Control and Accounting
Paul Rorive	Group Senior Vice-President for the Monitoring and Development of Nuclear Activities
Xavier Votron	Group Senior Vice-President for the Promotion of Technological Innovation and Renewable Energy

The composition of the Central Management Committee is the same as at May 4, 2007.

Reports of the Board of Directors Sub-committees

Audit Committee

The Audit Committee met eight times during fiscal year 2006 and twice at the beginning of 2007, with the main individuals responsible for the Company’s accounting, financial, internal audit and risk issues attending these meetings. The Statutory Auditors attended seven of these meetings.

The Audit Committee focused particularly on the following issues:

Financial statement review

•	Before their presentation to the Board, the Committee analyzed:


the quarterly, half-yearly and annual consolidated financial statements prepared in accordance with IFRS as well as the updated (approved) forecasts for 2006 earnings, the 2007 budget, the 2006-2009 medium-term plan and the results of the 2012 value creation analysis,


the parent company’s half-yearly and annual financial statements prepared according to French GAAP as well as the Company’s financial statements as of August 31, 2006, prepared in relation to the planned merger between SUEZ and Gaz de France which was originally scheduled for the end of 2006.

•
As the shares of SUEZ have been traded as ADRs on the New York Stock Exchange since September 18, 2001, the Committee was provided with a presentation of the consolidated financial statements for fiscal year 2005 in accordance with US GAAP and it reviewed the reconciliation of these statements with the financial statements prepared in accordance with IFRS.

•
The Committee took note of Form 20-F, filed with the Securities and Exchange Commission (SEC) on June 26, 2006. The measures set up in the Group in relation to the CODIS program (see below) enabled the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) to sign the documents required under US law.

•	The Committee closely followed the valuation process used for the Group’s assets as of the end of 2006.

•	The Committee validated the change in the accounting principle relating to actuarial gains/(losses) on pensions and other employee benefit obligations.

Financing policy

The Committee continued to oversee the reduction of Group debt and its financing policy based on the following objectives:

•	maintenance of a regular amortization profile with respect to gross debt;

•	maintenance of access to reasonably priced short-term financing;

•	smoothing and gradual extension of the maturity of bond issues;

•	standardization of the level of cash and credit lines;

•	rationalization of syndicated credit lines.

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

Policy for managing interest rate and currency risks

The Committee was provided with a presentation of the Group’s situation in relation to interest rate and currency risks and the hedging of these risks.

These risks are:

•	interest rate risks with respect to net debt, including outstanding derivative positions to hedge assets which are mainly denominated in euros and in US dollars;

•
currency risks in relation to assets (impact on the balance sheet and the income statement of the consolidation of the subsidiaries’ financial statements) which are mainly denominated in US dollars and Brazilian reals, and to a lesser extent in Thai bahts, Chilean pesos and pounds sterling;

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

2005-2006 Optimax plan and SUEZ/Electrabel operational synergies

The Committee was given a presentation about the progress of the 2005-2006 Optimax plan (€550 million objective, half of which will be achieved in 2005 and half in 2006) and the progress of the plan for the implementation of operational synergies between SUEZ and Electrabel (€250 million objective, with one third to be achieved each year from 2006 to 2008), i.e., a total reduction in costs of €800 million over 4 years.

The Committee noted that the original objectives of the 2005-2006 Optimax plan had been achieved.

The operational synergies to be achieved between SUEZ and Electrabel are based on the integration of functions between the SUEZ headquarters in Paris and Brussels and Electrabel as well as the strengthening of the purchasing performance program thanks to the added buying power of Electrabel. The Committee noted the actions planned for the period 2006-2008.

Dividend distribution policy

The Committee paid particular attention to the dividend distribution policy proposed by the Group, both with regard to the 2005 fiscal year and the new dividend increase proposed for 2006.

In particular, the Committee examined the appropriateness of this policy in relation to 2006 net income and the financial outlook for the Group and the parent company.

Suez/Gaz de France merger plan

Before their presentation to the Board, the Committee had to analyze and follow-up a number of matters in relation to the planned merger between SUEZ and Gaz de France:

•	presentation and follow-up of the timetable;

•	follow-up of the work performed by the different teams of Suez/Gaz de France;

•	follow-up of the due diligence work performed;

•	presentation of the merger agreement and the legal documents;

•
presentation of the synergies to be achieved through the planned SUEZ / Gaz de France merger, particularly regarding the analysis of the accounting principles of each group and the preparation of pro forma financial statements;

•	follow-up of the “remedies” proposed by SUEZ and Gaz de France to the European Commission to obtain its approval regarding the merger;

•	presentation of the “Pax Electrica II” agreements entered into with the Belgian government;

•	presentation of the valuations on which the exchange ratio will be based;

•	presentation and follow-up of the fairness opinion of HSBC, the Board of Directors’ financial advisor; review of the Directors’ accountability framework.

Internal Audit activity report

The Audit Committee listened to a presentation by the head of Group Internal Audit on the progress made regarding the organization of the Internal Audit function in the Group and the Divisions.

The Committee was informed of assignments completed in 2006 and the audit plan for 2007.

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

In 2005, the Committee encouraged the strengthening of the internal audit teams to meet the requirements of US law in relation to internal control (application of section 404 of the Sarbanes-Oxley Act for 2006).

Combining, on a temporary basis, the internal audit and internal control teams under a single leadership

The Committee was informed that in view of the progress of the CODIS program within the Group, Suez executive management decided to combine the internal audit and internal control teams under a single leadership, at the Headquarters and in the Divisions, from September 1, 2006 to May 2007.

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

As the term of office of Ernst & Young et Autres expires at the end of the Shareholders’ Meeting approving the financial statements of SUEZ as of December 31, 2006, the Committee accepted the Executive Management’s proposal not to issue an invitation for bids given the time required to implement such a procedure and the proposed merger between Suez and Gaz de France.

Statutory Auditors’ fees and fees paid to members of audit networks by the Group during 2006

Please refer to Item 16C.

Ethics, Environment and Sustainable Development Committee Report

The Ethics, Environment and Sustainable Development Committee held four meetings in 2006: on January 18, September 6, October 18 and December 8. The Committee has met once between January and June 2007. A report on each of these meetings was presented by the Committee Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical initiatives within the Group in order to ensure that they had been correctly implemented and that they had been subject to application and control procedures in order to maintain the high standards and reputation of the Group, its subsidiaries and affiliated companies.

Certain specific points should be highlighted:

•
as is the case each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group’s principal subsidiaries to confirm their company’s compliance with the Group’s Ethical Charter during 2004. This process was applied for the first time in coordination with the compliance measures required by the US Sarbanes-Oxley Act for companies listed on the New York Stock Exchange;

•
the Committee was also informed about the work carried out by the Group’s network of ethics managers, in particular during their annual conference held on June 22 and 23. The Committee duly noted the operational issues that were dealt with at this conference in consultation with a large number of Business Unit managers and the work of developing and improving SUEZ’s ethical initiatives. One such project, in which the Committee took part, was the updating of the Values and Ethics action based on three main criteria: first, the use of the three founding documents of SUEZ ethics policy, i.e., the document on the “Group’s Values”, “Ethics Charter” and “Company Rules of Organization and Codes of Conduct”. These documents, which were drafted eight years ago, are amended, simplified or supplemented under the heading “Our Values, Our Ethics”;

•
second, an in-depth internal information campaign, sufficiently wide in scope, i.e. published in many languages (16 compared to 6 currently), sent to at least one out of two employees in the world, in various forms (printed or electronic documents, notices, internet, intranet, extranet used by staff);

•
third, an innovative e-learning program which focuses on Business Ethics and the main key operational issues. This program which is mandatory and requires serious commitment from the managers concerned, will apply in the future to the entire Group worldwide;

•
the Committee supported the implementation of enhanced prevention and protection measures referred to as “Compliance Policy”, which is aimed at controlling the malfunctions relating to internal or external conducts that could threaten the vital interests and the reputation of the Group and /or involve the liability of the Group, its executive and corporate officers. These measures were also set up in response to the request made by the consultants and the rating agencies (ethics, sustainable development, etc.);

•
the Committee spent a substantial part of its meetings reviewing the positions, actions and measures taken by SUEZ with respect to the environment and sustainable development. In terms of environmental compliance and reporting processes, the various processes related to the treatment of environmental information, control methods and external verification procedures were presented to the Committee. In the same way, the Committee focused on issues relating to health and safety in the workplace, an area in which it consulted certain presidents in charge of the Group’s Divisions. It was thus able to assess directly with management the action plan decided by the Group COMEX. The Committee is informed each year of the plan’s progress;

•
in terms of governance, as is the case each year, the Committee also wished to continue the evaluation process relating to the functioning of the Board of Directors. The evaluation was conducted at the end of 2006 under the responsibility of the Chairman Etienne Davignon, in partnership with an outside expert. It revealed the improvements made in the functioning of the Board through the application of the previous studies and made it possible to assess the functioning of the Board during the preparatory stage of the proposed merger with Gaz de France. Regarding the proposed merger, the Committee determined the timetable and the conditions for the award of stock-options, the exercise price of the options or the disclosure requirements applicable to insiders;

•	lastly, it should be noted that the Chairman Etienne Davignon presented, for the second time, the Committee’s activities directly to the shareholders during the Shareholders’ Meeting of May 5, 2006.

Nomination Committee Report

Regarding appointments to the Board of Directors, the Nomination Committee proposed to the Board to submit to the Shareholders’ Meeting the renewal of the term of office of the Director Jean-Jacques Salane. As is the case each year, the Committee also reviewed the status of Directors with regard to the criteria of  independence as set forth in the Bouton report.

Compensation Committee Report

The Compensation Committee proposed to the Board the terms of the fixed and variable compensation in 2006 for corporate officers, the Chief Operating Officer and Vice-President of the Executive Committee, Finance. It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee. It also proposed, at the decision of the Board, the content and features of the 2006 stock option plan, and set the number of options to be allotted to Gérard Mestrallet and the Chief Operating Officer and the Vice-President of the Executive Committee, Finance. The same procedure was followed in the allotment of free shares.

D.   Employees

The total number of employees of the Group was 139,814 at December 31, 2006 compared to 157,639 at December 31, 2005. This 11% decrease is mainly due to the closing of two major concessions that employed a large number of people. The water distribution contracts in Argentina and the waste treatment contracts in Brazil and Peru involved nearly 14,000 employees.

The breakdown of the number of employees of the Group at December 31, 2006, 2005 and 2004 is as follows:

	Employees at December 31,
By Sector	2006	2005	2004
Energy	81,707	84,902	87,300
Environment	57,446	72,130	72,800
Others	661	607	600
Total	139,814	157,639	160,700

	Employees at December 31,
By Geographical Area	2006	2005	2004
France	62,871	60,898	60,200
Belgium	21,631	25,480	26,650
Other European Union countries	36,859	37,888	39,650
Other European countries	3,668	2,648	2,350
North America	3,757	4,454	5,700
South America	2,247	17,547	16,950
Asia and Oceania	5,185	5,450	5,200
Africa and Middle East	3,596	3,274	4,000
Total	139,814	157,639	160,700

We have no formal internal reporting processes to aggregate the total number of temporary employees.  Based on our reporting of temporary expenses and total salary cost during the most recent fiscal year, we estimate that temporary employees constitute approximately 10 % of the total number of employees.

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

Human Resources Policy

The year 2006 was marked by preparations for the merger with GDF. Although the project has not yet been finalized, information and consultation between the companies went very smoothly at two levels: tripartite discussions under the aegis of the Ministry of Economy and Finance and the information and consultation sessions within Group bodies. The tripartite discussions mainly dealt with the 71 questions posed by the unions concerning the seven following themes: the legislative process, compliance with European competition rules, the industrial project, governance, the status of employees, the outlook for public services, and jobs. At the same time, since the beginning of the proposed merger with GDF, SUEZ has worked in concert with its employee  representatives and in particular, its Works Council. The European Consultative Committee and the French Works Council were informed and consulted very regularly through an ad hoc follow-up committee, through the various stages of the merger strategy in the two companies. This consultation momentum also made it possible to set milestones for new collective agreements negotiated at Group level.

At the same time, the Human Resources Department also ensured that its ambitious medium-term action plan was being implemented. It has defined six priorities: management forecast of human resources, spreading of Group culture, support for change, optimization of information exchange and interface tools, quality of employee information, and management of labor relations and HR themes as part of the company’s social responsibility.

As the HR function positions itself as a business partner of the operational teams, the assessment of its contribution to the Group is becoming more systematic. More than ever, HR departments have positioned themselves to support operational personnel in preparing and managing change within the company. The overall backdrop of demographic transition has heightened the urgency of this approach: attraction and retention of talent, training efforts, definition of new career paths, enhancement of the value of seniority, and adaptation to fast-changing businesses and markets require strong commitment and a high standard of efficiency.

Human Resources Management Planning

Anticipating needs in terms of human resources is fundamental to SUEZ’s strategy. Key positions are identified in detail. The career development and the mobility opportunities of top executives (“TopEx”) currently in key positions are closely monitored, particularly by the Career Management Committee, chaired by Gérard Mestrallet. The “Top Executive ManagementProgram” organizes the development of Group top executives based on shared principles. It has implemented tools adapted to Top Executive requirements: annual performance appraisals, assessment modules under the SUEZ Center for Development and Assessment, coaching and mentoring.

At the same time, a pool of 1,200 potential successors has been created to fill the Group’s 400 key positions. These high potential employees follow the Leaders for the Future (LFF) program that is geared to three categories of future executives. “L1s” are eligible to take over from Top Executives. “L2s” still need to add to their professional experience, while “L3s” have yet to realize their potential. It should be noted that the HR Department is particularly vigilant about the diversity of LFF profiles. A full program of assessment, conditioning and training is made available to the LFF. The SUEZ Centre for Development and Assessment runs two specific programs, one for L2s and the other for L1s and Top Executives, aimed primarily at finding out their potential and drawing up a career development plan. SUEZ University is also currently proposing new training modules for L1s and Top Executives: Learning Expeditions are designed as a leadership development tool and as a means of acquiring the competencies required to collectively meet challenges. These sessions are compulsory for Top Executives. They are the next stage after the Global Player program, which is required for L1s and new Top Executives, and which trains experienced managers to define and apply corporate strategies as well as to lead change.

Recruitment and skills development is another priority for the HR Department. This is because attraction, retention and talent development are the mainstays of SUEZ’s strategy. With respect to recruitment, in coordination with activities carried out by the business lines, the Schools policy aims at standardizing practices, attracting new talent, and consolidating SUEZ’s brand image. The Campus program aims at establishing close relationships with business and engineering schools. In 2006, SUEZ as a Group was represented at 15 recruitment fairs in France and in Belgium. A program intended to create a pool of young executives and to facilitate their integration into the group through a succession of positions occupied in SUEZ’s various businesses is also being implemented (Young Executive Program).

The “Developing Talents” guide formalizes the “HR career development cycle” and provides HR managers with tools best suited to preparing for career management, from welcoming new employees to mobility measures and annual assessments. This guide, which was first published in 2005, was re-edited in 2006. Training and simulation workshops were organized to familiarize employees and managers with the principles and objectives behind career stages, managerial reviews, and succession plans. The complementary “2006-2007 Guide to reference functions” presents a broad overview of professional opportunities currently available at SUEZ. Its aim is to describe, for human resources managers as well as for employees, the various opportunities that exist in the four divisions.

The Group makes available to employees the resources that they need to acquire the competencies essential to the performance of their duties. Whereas training needs are primarily decided within the divisions and operational units to guarantee they meet practical needs, the programs offered to Group managers by SUEZ University are a driving force for career management.

By creating a job market policy that can be accessed from all the Group’s Intranet sites, the recruitment management and mobility software application makes it easy for employees to apply for open positions. It has become an essential tool for employees who wish to change jobs internally and also all for the Group’s recruiters. This application, which is being installed in new business lines, can be accessed by approximately 60,000 employees with access to the Intranet. It can also be consulted on the Internet. The monthly magazine, JobNews, which has a circulation of 11,000 copies worldwide and is available on the Internet, provides a selection of job offers. This magazine, which is published in French and English, also contains feature articles on areas with high recruitment needs as well as articles about changing markets. In all, and aside from initial labour contracts, 50% of managerial positions posted online were filled in-house. This level is stable, a sign of the vitality of mobility within SUEZ. The “Principles of Mobility” facilitate movement from one business line to another by organizing job changes upstream, including negotiated notice periods, carryover of seniority, payment of relocation costs, absence of a trial period, etc.

Commitment to the Group and dissemination of its values

Launched in 2004, the “We are Suez” corporate project is based on four mainstays (strategy, image, organization, management way) to reinforce cohesion within the Group. The project is designed to enhance strategic dialogue, give the group a strong brand image, and create a fluid organization, as well as disseminating common managerial practices. The emphasis placed on the dissemination of a “management way” unique to SUEZ highlights the importance given to developing specific operating methods and a corporate culture, while recognizing the variety of the Group’s locations and businesses. The “SUEZ management way” draws on principles and policies already in place and enhances their unifying power: Group values and charters, the corporate project, leadership skills of Top Executives, etc. Work is currently under way to define the profile of the “SUEZ 2012 manager”. Finally, the continuation of the SHERPA project has made it possible to improve the coherence of the company’s overall organization.

The “HR Guidelines” formalize the principles of the HR approach and set out the role of HR managers inside SUEZ. They were updated in 2006, with the participation of the HR division. Concurrently, a glossary has been created to standardize the definitions of SUEZ’s 23 Human Resources Key Performance Indicators. These two programs contribute to the creation and consistency of a common language and managerial practices.

The Group’s Health Safety benchmark has also been extended for standardization purposes. Two procedures  were created concerning subcontractors and temporary staff. A few others are currently being prepared: health and safety risk management and analyses, work permits, serious accidents, and health protection and surveillance.

The various training modules offered by SUEZ University are also an opportunity to build a shared vocabulary and to reinforce the consistency of managerial practices. In 2006, 106 seminars were offered to nearly 3,600 managers (1,400 more than in 2005), raising the total number of beneficiaries to 12,700 in six years. The “Discovery” program for new managers, the “Explorer” program for junior managers, and the “Focus” series of themed training sessions (leadership and change management, interpersonal communication, management by project, finance and specialized finance, HR, and health and safety management among others) for experienced managers contributes to the emergence of a homogeneous identity within the Group via the dissemination of a shared vision. New training programs, particularly those specifically dedicated to Top Executives and LFFs, are destined to play a key role in strengthening links within the Group and exchanging information on good practices.

By conveying the company’s brand image more efficiently, the new version of the Campus policy is also contributing to structuring SUEZ’s identity and communicating it outside the Group. Another major tool for ensuring cohesion is monitoring employee shareholding levels: employees continue to own more than 3% of the company’s capital and benefit from plans launched in previous years. A new plan is scheduled for 2007. The exceptional bonus linked to SUEZ stock, which was launched at the beginning of 2007, has the same purpose: to reward employees for their loyalty and engage them in the Group’s economic and financial objectives.

Supporting change management

In line with the strengthening of its role in facilitating change, the HR staff works very closely with operational units by implementing job planning and forecasting tools for the coming years. The inclusion of an HR component in SUEZ’s medium-term strategic plan is indicative of the Group’s goals in this area. Succession Planning prepares for changes in the company’s key functions as a result of the demographical transition. At the same time, the lengthening of employees’ working life in European countries has led to changes in career management for older employees. The Group is organizing think-tanks around the themes of employability and capitalizing on experience for senior employees.

The HR department’s contribution to Group performance is at the heart of the action plan. Forecast management tools are being implemented to facilitate the anticipation of future needs and measure the effectiveness of Human Resource functions. Beginning in 2007, a HR performance scorecard will be created to sum up the main HR trends, thus facilitating forecast management. This approach follows up on the comprehensive study conducted by the business lines to identify and control labor risks that may arise in connection with their activities.

The programs offered by SUEZ University also prepare for change management: there are “HR for HR” training courses for HR managers as well as for employees in positions with an HR dimension (for example, heads of entities or site managers). The “Global Player” module for Top Executives and LFFs, which complements the strategic reflection forum for senior managers (“Semafor”) and the SUEZ Prospective conferences, includes a part dedicated to change management. The “Focus Leadership & Change Management” module also provides insight into the challenges presented by change processes and their impact on results.

Optimization of HR processes and development of shared interfaces

In the SHERPA organization project, the Group-wide optimization of support functions holds a prominent place. A mapping of HR processes is being used to ensure the readability and consistency of decision and action circuits.

HR Expertise Centers have been developed at SUEZ on topics such as expatriate management, pensions and the training of executives (SUEZ University) that require a high level of specialization. These dedicated structures offer the business lines top quality services and advice. They create added value and support the decisionmaking process, as well as playing an active role in operational management (information on employees and calculating pension contributions, for example). Furthermore, studies are currently underway to create a Group-wide network that can build on knowledge and expertise to support operating personnel in a targeted, timely fashion.

The Group is also developing “Shared Service Centers” for accounting management, personnel administration, and the IT infrastructure. By using their “critical mass” to create economies of scale, these centers ensure significant productivity and quality gains (optimized costs, creation of a real client/supplier relationship) and, at the same time, standardize practices within SUEZ. Initially implemented in major French and Belgian business lines, these centers will cover all business lines in France, Belgium and the Netherlands.

The optimization and pooling of HR processes is based on efficient IT tools. The Group’s recruitment software package offers an interface for assisting recruitment and internal mobility, while coordinating the practices of the 450 SUEZ recruiters. The tool also establishes a very complete set of indicators that measure the performance of the recruitment process: number of applications processed for one position, time lapsed between the publication of the job offer and the signing of the contract, etc. The HR Who’s Who brings together the detailed profiles of 700 Group HR executives to facilitate the sharing of experience inside the Group and also to enable operational personnel to draw on the expertise inside the company.

Under the framework of possible synergies, the HR Department has renegotiated the insurance terms of contingency plans. This resulted in savings in France and Belgium. The size of the Group and its international scope have also enabled it to pool the needs of subsidiaries in terms of contingency plans and health expenses, thereby improving the efficiency of the financing for these schemes. As part of its Human Resources development policy, the HR department has also contributed to setting up pension plans and has paid special attention to the contents of individual and collective information for supplementary pension plans, particularly in France and Belgium.

Consolidation and control of employee information

In 2006, further efforts were made to make the reporting of employee data more accurate. The definitions of some indicators were enriched to eliminate all ambiguity. Control procedures during the feedback of employee information were completed with new functionalities. This fine-tuning of consistency checks also benefited the Health & Safety Network, which manages the consolidation of data related to occupational injuries. Consequently, employee reporting covers an increasingly large proportion of Group activities, thus providing a true reflection of what actually goes on in the business entities. In 2006, the average rate of coverage for the 120 indicators published was 96%. Plans are under way to switch to a consolidation software package with more functionalities that can be accessed via the Internet in 2007.

As in previous fiscal years, the specialized services received by consultants were at the forefront of a mission to verify selected employee indicators published by the Group. Derived from work carried out on-site as well as in Division and Group head offices, the recommendations made in 2006 have enabled SUEZ to implement various improvements.

 Social Responsibility and Management of social issues

The SUEZ European Consultative Committee (ECC) and the Group Works Council have held discussions with the management and personnel representatives about SUEZ’s economic and social strategy. The consultation momentum that has emerged from the merger project with GDF accelerated the pace of negotiations relating to new collective agreements on manpower and skills planning, diversity, and equal opportunity, as well as a Group Profit-sharing system. The aim is to spread the corporate dynamic that already exists at the entity level by defining a common Group framework. The European Consultative Committee also continued its work relating to “the right to lifelong education and training” through its Steering Committee. Although the implementation of the training passport is still under review, mentoring and literacy education have produced results in the field that are very satisfactory.

The ECC continued its supervision of commitments made by the group regarding labor rights. For example, the supervision of the application of the International Social Charter has resulted in a detailed analysis of results achieved in divisions and in countries where SUEZ operates. In 2006, the company carried out an indepth analysis of the social performance of its Italian entities.

A social audit module has been created based on the principles of this International Social Charter, to shed light on the social practices of Group business lines in the field. It is a participatory tool that directly challenges the company’s internal stakeholders (employees, members of the HR department and trade union representatives). The assessment grid maps the various components of a business line’s HR policy. This procedure complements the quantitative approach to social reporting. It was first tested and validated in 2006 and will be reproduced on a larger scale within the company.

The Health & Safety Executive Committee, which is made up of representatives of the Management and the European Consultative Committee, regularly follows the Group’s social performance, and analyzes the causes of serious accidents and the preventive actions implemented. The deployment of the Global Action Plan for 2005-2010 is high on the agenda of the Health & Safety Network. It has already led to a significant improvement in the performance of the divisions. An intensive audit program checks compliance with the requirements of the Health & Safety Charter and assesses the maturity of the management systems in place, and then implements corrective measures. SUEZ University has been offering a specific course since 2005. In 2006, participation doubled (nearly 1,200 executives have participated). Finally, campaigns to raise awareness, operational training, and the inclusion of health and safety objectives in the manager assessments are all intended to enforce health and safety concerns in the daily operations of entities.

SUEZ has also continued to promote exchanges with all stakeholders, particularly through the activity of the International Social Observatory. The Observatory’s work, which is at the origin of the Group’s commitment to “a right to lifelong education and training”, enhances the pilot experiments conducted by some SUEZ entities. The definition of social performance indicators, such as performance management tools, is among the subjects being studied and will be further addressed by the working group on “Globalization, Social responsibility and Governance”. Finally, an ambitious reflection on HR management in China was launched at a Symposium on the theme in Paris in June 2006, where academics, law professionals and managers shared their research and experiences. This issue will treated in further detail throughout the year from the social regulation perspective.

The company’s social responsibility principles are embedded in the priorities of the HR action plan and are included in the “HR for HR” training course offered by SUEZ University. More specifically, a series of projects relating to diversity has been launched. Their underlying theme is basing work on local needs and using locally available resources. After signing the Corporate Diversity Charter in 2005, an internal network devoted to diversity issues was set up in France. The national agreement signed with the French employment agency, ANPE, in January 2006 marked the beginning of a dynamic cooperation between the agency’s branches and SUEZ’s French subsidiaries. This agreement has two objectives: to facilitate the recruitment of people affected by exclusion from the job market and to meet the demand of business segments faced with a relative labor shortage. Signed at the end of 2006 with institutional partners and associations, the “expansion of diversity sourcing” aims at increasing the recruitment pool of SUEZ subsidiaries, by enabling these partners to recommend applicants who have been affected by job discrimination. Moreover, the reinsertion policy is defined in line with local needs: intake of apprentices or a return to work policy. The approach encouraging the employment of disabled employees is along the same lines: in 2006, specific diagnostics were carried out to help French entities overcome resistance to the employment of disabled persons. Training and awareness campaigns have also been launched on the subject.

Published in March 2006, the “White Paper” lists good practices in terms of the social responsibility of the Group’s various entities. This document’s success accelerated the structuring of initiatives implemented in Belgium, particularly the creation of a Steering Committee to deal with these issues. This document also provided a reminder that partnerships with external stakeholders can also contribute to the Group’s success. SUEZ is in this respect at the forefront of corporate clubs in the areas of equal opportunity and local “citizenship”. The Group also draws on programs developed in partnership with local governments, such as “A goal for work, a goal for life”, which provides young people trying to get into the job market with professional training for about six months in participating companies.

Indicators

The following table shows the indicators used by the Group to track implementation of its human resources and social policies. The indicator reporting scope is provided in parentheses.

	SEE			SEI
	2004	2005	2006	2004	2005	2006
WORKFORCE PER GEOGRAPHIC ZONE
European Union	16,607	15,812	12,770	194	185	165
Rest of Europe	5	-	-	45	49	48
North America				1,500	1,183	1,196
South America				1,474	1,564	1,631
Africa/Middle East					19	44
Asia/Oceania				1,079	1,066	809
TOTAL	16,612	15,812	12,770	4,292	4,066	3,893
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)
DISTRIBUTION OF EMPLOYEES BY CATEGORY
Managers	2,675	2,861	2,699	922	1,017	1,063
Skilled technicians and supervisors	2,053	2,887	8,607	779	1,117	1,199
Workers and technicians	11,884	10,064	1,464	2,591	1,932	1,631
TOTAL	16,612	15,812	12,770	4,292	4,066	3,893
	(100.0%)	(100%)	(100.0%)	(100.0%)	(100%)	(100.0%)
PROPORTION OF WOMEN IN GROUP
Proportion of women in workforce	21.1%	23.0%	25.3%	17.9%	19.0%	19.9%
	(100.0%)	(100%)	(100.0%)	(100.0%)	(100%)	(100.0%)
Proportion of women in management	13.5%	15.0%	16.6%	18.7%	21.1%	20.5%
	(100.0%)	(100%)	(100.0%)	(100.0%)	(100%)	(100.0%)
BREAKDOWN OF EMPLOYEES BY TYPE OF CONTRACT
Open-ended contract	92.6%	91.5%	91.6%	94.4%	99.2%	98.3%
Other	7.4%	8.5%	8.4%	5.6%	0.8%	1.7%
	(91.2%)	(99.8%)	(99.1%)	(100.0%)	(100%)	(100.0%)

	SEE						SEI
	2004		2005		2006		2004		2005		2006
AGE DISTRIBUTION (for open-ended contracts)
< 25		3.5%		4.1%		5.7%		2.7%		4.1%		4.0%
25-29		8.0%		9.4%		11.7%		12.2%		13.8%		12.8%
30-34		11.1%		11.0%		11.0%		19.8%		20.9%		19.7%
35-39		13.6%		13.3%		13.1%		17.8%		17.3%		17.2%
40-44		16.0%		16.0%		14.9%		17.7%		16.6%		17.2%
45-49		18.2%		17.4%		16.2%		14.4%		13.2%		13.3%
50-54		17.7%		17.2%		16.3%		8.7%		8.4%		9.2%
55-59		11.5%		11.1%		10.3%		4.9%		4.1%		4.7%
60-64		0.4%		0.5%		0.8%		1.4%		1.2%		1.4%
65+		-		-		-		0.4%		0.4%		0.4%
		(100%)		(99.8%)		(99.8%)		(100%)		(100%)		(100%)
EMPLOYMENT	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
Turnover*	1.6%	1.9%	2.0%	1.7%	2.1%	2.4%	3.7%	4.9%	5.7%	5.8%	7.0%	6.3%
	(99.8%)	(91.3%)	(98.9%)	(99.9%)	99..9%	(99.1%)	(99.4%)	(99.5%)	(99.5%)	(100%)	(100%)	(100%)
Voluntary turnover	1.2%	1.4%	1.6%	1.3%	1.7%	1.8%	3.4%	3.9%	4%	4.4%	6.0%	5.6%
	(99.8%)	(91.3%)	(98.9%)	(99.9%)	99.9%	(99.1%)	(99.4%)	(99.5%)	(99.5%)	(100%)	(100%)	(100%)
Hiring rate	4.2%	5.2%	5.5%	7.2%	6.3%	8.8%	7.6%	6.8%	8.0%	6.9%	10.0%	7.6%
	(99.8%)	(91.3%)	(98.9%)	(99.9%)	99.9%	(99.1%)	(99.4%)	(99.5%)	(99.5%)	(100%)	(100%)	(100%)
Hiring rate with open-ended contracts	40.9%	43.5%	46.2%	42.3%	55.0%	59.0%	58.7%	59.4%	93.9%	98.6%	88.0%	58.5%
	(99.8%)	(91.3%)	(98.9%)	(99.9%)	99.9%	(99.1%)	(99.4%)	(99.5%)	(99.5%)	(100%)	(100%)	(100%)
% of disabled persons/ avg. workforce	0.30%	0.28%	0.30%	0.27%	0.24%	0.22%	0.12%	0.07%	0.07%	0.07%	0.08%	0.08%
WORK CONDITIONS	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
Absenteeism (days of absence/person)	13.1	11.3	9.6	8.29	10.8	7.36	7.6	8.3	3.8	2.8	2.4	2.3
	(99.6%)	(99.5%)	(99.7%)	(99.8%)	(99.8%)	(99.1%)	(100%)	(87.1%)	(100%)	(100%)	(100%)	(100%)
Overtime	2.3%	2.3%	2.6%	3.3%	2.5	2.8	5.8%	5.4%	6.1%	6.7%	6.9%	6.7%
	(100.0%)	(88.9%)	(99.8%)	(98.5%)	(99.9%)	(98.9%)	(98.4%)	(71.9%)	(100%)	(100%)	(100%)	(100%)
REMUNERATION
Average gross worker’s salary#/ minimum gross local salary		4.0		4.0		4.8		11.5		9.3		8.7
(Minimal value)		1.6		1.5		1.2		2.9		3.8		2.1
		(94.2%)		(95.5%)		99.7%		(78.3%)		(88%)		(99.4%)
Average gross salary/Sector average gross salary
Managers		1.6		1.6		1.4		1.9		1.7		2.0
		(95.6%)		(94.5%)		99.7%		(92.4%)		(99%)		(96.6%)
Skilled technicians and supervisors		1.6		1.4		1.2		2.4		1.8		1.9
		(83.6%)		(90.6%)		98.5%		(86.5%)		(98.6%)		(97.4%)
Workers and technicians		1.4		1.8		1.4		2.3		1.8		2.1
		(94.2%)		(95.5%)		(99.7%)		(78.3%)		(97.8%)		(99.4%)

#	On this ratio, only the “gross worker’s salary” indicator was reviewed.

*	Change of calculation method from the first semester 2004. See next paragraph on methodology factors.

	SEE			SEI
	2004	2005	2006	2004	2005	2006
Average gross worker’s salary/local cost of living	4.0	3.7	2.9	6.8	5.3	5.8
	(94.2%)	(95.5%)	(99.7%)	(78.3%)	(97.8%)	(99.4%)
OCCUPATIONAL SAFETY
No. of accidental deaths (employees)	1	—	—	—	—	—
Frequency rate	4.19	4.61	3.97	4.49	2.46	3.01
Severity rate	0.10	0.18	0.13	0.08	0.06	0.05
	(99.1%)	(99.6%)	(100.0%)	(100.0%)	(94.7%)	(99.83%)
TRAINING
% of workforce trained	72.7	68.2	79.8	66.6	72.8	76.3
	(99.5%)	(94.6%)	(99.5%)	(94.1%)	(78.7%)	(100%)
Proportional of managers and non-managers trained
Managers	15.3%	18.9%	21.4%	15.8%	24.0%	24.1%
Skilled technicians and supervisors
+ Workers and technicians	84.7%	81.1%	78.6%	84.2%	75.9%	75.9%
	(99.5%)	(94.6%)	(97.8%)	(94.1%)	(78.7%)	(100%)
Training costs per person (€/person)	954.8	1,156.8	1,231.5	1489.1	1008.6	1,128.4
	(99.5%)	(94.6%)	(99.5%)	(93.5%)	(78.7%)	(100%)
Hours of training per person (hrs./person)	39.4	41.4	46.5	63.9	76.5	65.9
	(99.5%)	(89.8%)	(99.5%)	(93.5%)	(78.7%)	(100%)
Training costs per hour of training (€/hour)	24.2	27.9	26.5	23.3	13.2	17.1
	(99.5%)	(94.6%)	(99.5%)	(98.9%)	(100%)	(100%)
Hours of training by subject
Trade technique	40.3%	48.8%	46.9%	36.6%	37.2%	32.3%
Quality, Environment, Safety	11.9%	16.1%	15.2%	26.4%	22.5%	24.4%
Languages	3.1%	5.1%	7.1%	10.4%	9.6%	8.0%
Miscellaneous.	44.7%	30.0%	30.8%	26.6%	30.7%	35.3%
	(99.0%)	(94.6%)	(99.5%)	(99.4%)	(100%)	(100%)

	SES			SE
	2004	2005	2006	2004	2005	2006
NO. OF EMPLOYEES PER REGION
European Union	61,340	60,401	59,401	47,743	47,261	48,364
Rest of Europe	2,224	2,520	3,547	83	79	73
North America	33	10	8	4,165	3,261	2,553
South America	523	435	344	14,959	15,548	272
Africa/Middle East	753	—	—	3,224	3,255	3,552
Asia/Oceania	1,523	1,658	1,744	2,607	2,726	2,632
TOTAL	66,396	65,024	65,044	72,781	72,130	57,446
	(100.0%)	(100%)	(100%)	(100.0%)	(100%)	(100%)

DISTRIBUTION OF EMPLOYEES BY CATEGORY
Managers	7,925	9,506	9,692	6,494	6,783	7,091
Skilled technicians and supervisors	13,958	24,226	25,375	9,633	11,835	10,406
Workers and technicians	44,513	31,292	29,977	56,654	53,512	39,949
TOTAL	66,396	65,024	65,044	72,781	72,130	57,446
	(100.0%)	(100%)	(100%)	(100.0%)	(100%)	(100%)

PROPORTION OF WOMEN IN GROUP
Proportion of women in workforce	10.7%	10.7%	10.7%	18.1%	18.5%	18.0%
	(99.9%)	(100%)	(100%)	(99.7%)	(99.9%)	(99.9%)
Proportion of women in management	11.6%	10.8%	11.2%	20.8%	21.4%	22.7%
	(99.9%)	(100%)	(100%)	(99.7%)	(99.9%)	(99.9%)

BREAKDOWN OF EMPLOYEES BY TYPE OF CONTRACT
Open-ended contract	94.8%	93.9%	92.8%	94.8%	94.5%	92.9%
Other	5.2%	6.1%	7.2%	5.2%	5.5%	7.1%
	(97.1%)	(99.9%)	(100%)	(87.9%)	(99.9%)	(99.9%)

AGE DISTRIBUTION (for open-ended contracts)
< 25	5.7%	5.2%	5.3%	5.4%	5.0%	4.1%
25-29	10.7%	11.1%	11.3%	10.5%	10.2%	9.3%
30-34	13.0%	12.6%	12.2%	14.6%	14.0%	13.4%
35-39	15.8%	15.4%	15.0%	16.6%	16.4%	16.4%
40-44	15.5%	15.7%	15.8%	16.4%	16.6%	17.7%
45-49	14.3%	14.2%	14.4%	14.1%	14.4%	15.2%
50-54	13.7%	13.4%	13.4%	11.7%	11.9%	12.6%
55-59	9.5%	10.2%	10.3%	8.0%	8.4%	8.6%
60-64	1.9%	1.9%	2.2%	2.3%	2.6%	2.4%
65+	0.1%	0.1%	0.2%	0.4%	0.5%	0.4%
	(99.5%)	(99.9%)	(100%)	(97.9%)	(99.9%)	(99.9%)

	SES						SE
	2004		2005		2006		2004		2005		2006
EMPLOYMENT	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
Turnover*	4.4%	4.4%	3.6%	5.1%	4.4%	4.8%	3.1%	5.6%	5.0%	5.6%	4.3%	4.7%
	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(100%)	(98.3%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)	(99.9%)	(99.9%)
Voluntary turnover	2.5%	2.1%	2.2%	2.9%	2.9%	3.5%	1.4%	2.5%	2.0%	2.3%	2.4%	2.9%
	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(100%)	(99.3%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)	(99.9%)	(99.9%)
Hiring rate	7.6%	13.1%	6.2%	8.6%	8.1%	9.3%	7.7%	7.6%	9.7%	9.1%	7.9%	8.7%
	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(100%)	(98.3%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)	(99.9%)	(99.9%)
Hiring rate with open-ended contracts	61.2%	76.3%	69.2%	60.7%	67.8%	54.2%	56.8%	57.2%	65.3%	69.8%	59.8%	58.1%
	(58.3%)	(95.9%)	(81.8%)	(99.8%)	(100%)	(98.3%)	(37.5%)	(90.7%)	(96.7%)	(99.9%)	(99.9%)	(99.9%)
% of disabled persons/average workforce	1.06%	1.09%	1.34%	1.30%	1.31%	1.37%	1.09%	2.69%	1.34%	1.42%	1.60%	2.25%

WORK CONDITIONS	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2	S1	S2
Absenteeism (days of absence/person)	10.6	15.4	7.1	7	7.2	6.5	11.0	11.0	8.0	7.3	8.5	8.8
	(84.0%)	(83.0%)	(97.6%)	(99.1%)	(100%)	(100%)	(71.2%)	(90.0%)	(99.6%)	(99.6%)	(99.1%)	(99.9%)
Overtime	2.6%	3.1%	2.7%	3.2%	2.9	3.1	4.1%	4.0%	4.9%	4.6%	5.2%	5.0%
	(83.1%)	(68.6%)	(99.0%)	(78.8%)	(99.9%)	(100%)	(86.6%)	(71.9%)	(99.6%)	(94.7%)	(94.6%)	(99.5%)

REMUNERATION
Average gross worker’s salary#/ minimum gross local salary		1.9		1.9		1.7		2.4		2.3		2.2
(Minimal value)		0.8		0.7		0.8		0.7		0.7		0.7
		(92.2%)		(89%)				(93.0%)		(91.3%)		(83.6%)

Average gross salary/Sector average gross salary
Managers		0.9		1.0		1.0		1.3		1.3		1.2
		(95.4%)		(85.3%)				(81.2%)		(98.3%)		(93.7%)
Skilled technicians and supervisors		0.9		1.0		1.0		1.2		1.0		1.1
		(96.0%)		(75.1%)				(87.0%)		(97.3%)		(92.2%)
Workers and technicians		1.3		1.2		1.2		1.5		1.2		1.2
		(92.4%)		(87.9%)				(92.7%)		(99.1%)		(93.5%)

Average gross worker’s salary/local cost of living	2		1.7			1.5		2.1		2.1		2.0
	(92.2%)		(90.9%)					(92.8%)		(99.2%)		(93.5%)

OCCUPATIONAL SAFETY
No. of accidental deaths (employees)		2		7		4		9		4		4
Frequency rate		20.04		18.41		14.69		24.41		21.50		21.89
Severity rate		0.57		0.65		0.57		0.95		0.87		0.83
		(98.3%)		(98.2%)		(99.85%)		(98.2%)		(95.9%)		(98.88%)
TRAINING
% of workforce		48.3		50.8		55.4		59.3		59.8		58.6
		(92.5%)		(77.1%)		(87.9%)		(86.9%)		(95.5%)		(99.9%)

Proportional of managers and non-managers trained
Managers		14.7%		15.5%		15.3%		8.6%		9.8%		13.6%

#	On this ratio, only the “gross worker’s salary” indicator was reviewed.

*	Change of calculation method from the first semester 2004. See next paragraph on methodology factors.

	SES			SE
	2004	2005	2006	2004	2005	2006
Skilled technicians and supervisors + Workers and technicians	85.3%	84.5%	84.7	91.4%	90.1%	86.4%
	(92.5%)	(77.1%)	(87.9%)	(86.9%)	(95.5%)	(99.9%)

Training costs per person (€/person)	715.4	667.2	711.1	502.8	519.8	703.8
	(91.6%)	(76.9%)	(87.9%)	(86.2%)	(95%)	(99.9%)
Hours of training per person (hours/person)	24.3	25.6	32.5	21.7	23.1	24.8
	(89.7%)	(76.9%)	(87.9%)	(86.5%)	(96.3%)	(99.9%)

Training costs per hour of training (€/hour)	29.4	26.1	21.9	23.1	22.5	28.4
	(92.9%)	(76.8%)	(87.9%)	(89.1%)	(95.8%)	(99.9%)

Hours of training by subject
Trade technique	40.0%	46.0%	58.5%	33.4%	30.0%	29.8%
Quality, Environment, Safety	31.4%	29.3%	24.0%	34.6%	40.7%	38.5%
Languages	3.5%	4.0%	2.4%	4.2%	5.2%	8.2%
Miscellaneous	25.1%	20.7%	15.1%	27.8%	24.1%	23.6%
	(94.3%)	(76.9%)	(87.9%)	(91.8%)	(96.2%)	(99.9%)

Methodology factors in 2006 corporate reporting

As in previous fiscal years, the specialized services received by consultants were at the forefront of a mission to verify selected company indicators published by the Group. Derived from work carried out on-site as well as in Division and Group head offices, the recommendations made in 2006 have enabled SUEZ to implement various improvements.

The “User Guide” which was drafted in close cooperation with the divisions and the business units, contains all the definitions and procedures that comprise the Group’s common frame of reference. There have been many additions and extra details since the first version in 2005. Consequently, definitions of certain indicators were enhanced to eliminate all ambiguity.

On the other hand, control procedures on the feedback of company information were complemented with new functionalities made available to reporting coordinators. All these developments have resulted in greater consistency and increased reliability in practices by reporting coordinators.

New indicators that were introduced as an experiment in the 2005 reporting tool were tested in 2006. They will be published when they have met the necessary quality and reliability requirements. The quantitative employee data in this report comes from the HR phase of TOPAZ, a Group consolidation tool. After collection, the data is processed and consolidated according to clearly defined procedures and criteria.

1.
TOPAZ/CARAT, a consolidation software package, collects, processes, and reports the data entered by local legal entities that are subsidiaries of the SUEZ Group. Each company, including those in the HRD phase, is dealt with according to the following financial consolidation method: full consolidation (FC), proportional consolidation (PC), and equity affiliates (EA). The analyses of the companies in this report deal exclusively with business lines in the FC phase, in which SUEZ controls both capital and management. Once a company is included in SUEZ’s financial statements as fully consolidated, its company data are completely integrated, regardless of SUEZ’s stake in the company.

2.
Scope of reporting. A scope of reporting corresponding to the coverage of the indicator as a percentage of the Group workforce (workforce of companies fully consolidated in the SUEZ financial statements) is attached to each indicator. Some companies may not have sent their data, or there may be some inconsistencies in the data that was synchronized. This will cause us to exclude the data in question from the scope of reporting.

3.	Two methods are used in consolidating indicators: clustering for workforce structure and flow data and work training and safety conditions, weighting by personnel level for salaries.

•	clustering for workforce structure and flow data and work training and safety conditions,

•	weighting by personnel level for salaries.

4.
External data used for the calculation of salary indicators are provided by UBIFRANCE as part of a country information collection agreement by the network of local economic missions. This data is complemented by statistics from the United Nations (United Nations Population Fund), the World Bank, and the OECD. UBIFRANCE procedures are ISO 9000 certified, and information provided as part of this partnership is available from the SUEZ head office.

The following should be noted regarding the data published in this report:

1.
The total number of employees in the divisions is 661 persons lower than the total published number of employees. This difference is due primarily to the number of employees in the Paris and Brussels headquarters and to the number of employees in financial sector activities who are not attached to any of the operational branches.

2.
The new breakdown of the workforce by socio-professional category that was defined in 2005 has been confirmed. Administrative employees are classified under “seniortechnicians and line supervisors” for more consistency. We note a significant shift of “workers, employees and technicians” to “senior technicians and line supervisors” at SEE. This corresponds to the application of new definitions and should contribute to stabilizing the classifications within this division.

3.
Unlike company reporting, health and safety reporting includes data from entities that were removed from the scope of consolidation during the year, in compliance with applicable regulatory obligations. This is reflected in a slight difference in the scope of the workforce covered by the two reports.

4.
Since 2004, this turnover indicator takes only terminations of employment and resignations into account. It is calculated on the basis of semi-annual movements related to the average workforce of the half-year period.

5.	Given the time constraints, the training data is based on preliminary information. Definitive data are available only in the second half of the year.

6.
The creation of remuneration indicators benefited from substantive improvements as a result of work carried out in 2005 and 2006, particularly with respect to the precise identification of benchmark lines of business. This made it possible to better understand national wage practices, which partly explain the slight variations in “gross average salary/ grossaverage salary of the sector” ratios. Information on salaries paid in each sector according to country is available from the Group’s Industrial Relations Office at the SUEZ head office. Cost of living is determined by private consumption per person, based on information provided by Ubifrance and additional information from the Organization for Economic Cooperation and Development (OECD) and national statistics offices.

7.
Some values lower than 1.0 were recorded under the indicator “gross worker’s wage/local gross minimum wage.” After verification, it turned out that this was due to Group businesses that are dedicated to reinsertion or have a high percentage of part-time staff.

8.
The salaries of some French business lines (excluding overseas departments and territories) in the SES division covered under the collective agreement for the Building and Civil Works industry were restated.

The average amount reported was therefore increased by 13.14% to take into account the fact that the industry’s paid vacation funds directly cover paid vacation.

9.
Although it is a staple of French business culture, the idea of “cadres” (managers) is still somewhat difficult to understand in the other countries where SUEZ operates. This fact can lead to a slight underestimation of the number of managers because some entities may take only their own director-level management into account.

10.
As for the number of disabled persons, the figures given represent the total number of declared disabled employees in relation to the average monthly and half-yearly number of employees for the Division concerned. These figures provide the best possible information about the integration of disabled persons in SUEZ companies. We do not think that it is relevant to provide a coverage scope for this indicator.

E.  Share Ownership

Stock Subscription Options

No stock options were awarded in 2006, however, on October 18, 2006, the Board of Directors decided on the principle of awarding stock options with the final award being effective on January 17, 2007. The features of this plan are in line with those for previous years:

•	stock subscription plan;

•	exercise price set without a discount;

•	a duration of 8 years with a 4-year vesting period;

•	performance conditions for senior managers and more demanding conditions for the Group Executive Committee;

•	partial replacement of the proposal of stock options with Performance Shares (bonus shares) with an effective date of February 12, 2007.

The proposals concern around 5,737,960 shares and 2,190 beneficiaries. Complete final documentation will be published on this plan in the next annual report.

Gérard Mestrallet, the Chairman and Chief Executive Officer, was awarded 380,000 stock subscription options (170,000 options without any performance conditions, 175,000 with simple conditions and 35,000 with more stringent conditions).

The Board of Directors meeting on October 18, 2006 also decided that if the merger with Gaz de France was to be approved, the objectives set out in the performance conditions relating to the stock options of November 19, 2003, November 17, 2004, December 9, 2005 and January 17, 2007 would be reduced by applying a coefficient of 0.80.

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

Target population and number of shares granted

Partial substitution of stock options

All beneficiaries under the 2005 stock options plan will be concerned by this substitution. The substitution rate is differentiated based on beneficiaries’ level of responsibility.

The breakdown is as follows:

•	up to 4,000 stock options

           40% of the stock options will be replaced by bonus shares

•	from 4,001 to 7,000 stock options

           30% of the stock options will be replaced by bonus shares

•	from 7,001 to 19,000 stock options

           20% of the stock options will be replaced by bonus shares

•	over and above 19,000 stock options

           10% of the stock options will be replaced by bonus shares

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

The Board of Directors meeting of October 18, 2006 decided on a Performance Share Plan (for bonus shares) with an effective date of February 12, 2007. As in 2006, the beneficiaries will receive Performance Shares:

•	either as a partial gradual replacement for the stock options proposed in the January 17, 2007 plan at a conversion rate of one performance share for five stock options (like in 2006);

•	or within the scope of an additional plan aimed at the employees who do not benefit from stock options, in order to encourage their involvement in the company and the SUEZ group.

The vesting period for the Performance Shares began on February 12, 2007 and ends on March 14, 2009, the final vesting of the Performance Shares at March 15, 2009 will be subject to a performance condition of SUEZ ROCE for the results for 2008 and the shares that may vest will be freely transferable from March 15, 2011.

The grants resulting from the partial replacement of the proposed stock option awards concern 2,180 employees and 698,104 shares. For the other beneficiaries, as a general rule, the number of bonus shares granted per person ranged from 50 to 150 for 249,050 shares and 2,180 employees.

A decision was made to limit the maximum number of shares that could be granted per person to 3,000 Performance Shares (bonus shares), with this limitation concerning all the Group employees including the members of the Executive Committee; the Chairman and Chief Executive Officer received 3,000 Performance Shares (February 12, 2007 plan).

Stock subscription options granted by the Company and all Group companies during fiscal year 2006 to corporate officers in office at December 31, 2006.

There was no stock option plan for 2006, but at its meeting on October 18, 2006, the Board of Directors decided on the principle of an award of stock subscription options, with the final award of such stock options becoming effective on January 17, 2007.

Stock subscription options granted by the Company and all Group companies at January 17, 2007 to corporate officers in office at December 31, 2006.

	Number of options granted	Exercise price	Plan	Expiration date
Gérard Mestrallet	380,000*	€38.89	1/17/2007	1/16/2015

*   Stock subscription options.

Stock options exercised during fiscal year 2006 by corporate officers in office at December 31, 2006

	Number of stock options exercised	Subscription price	Date of plan	Expiration date
Gérard Mestrallet	264,739	€28.16	11/16/1998*	11/16/2007

* Stock purchase options.

Summary of transactions reported by senior managers and corporate officers in 2006 and until May 2007

SUEZ shares

Name	Date of transaction	Type of transaction	Number of stock options exercised	Price

Jacques Lagarde Persons who maintain a personal relationship with Gérard Mestrallet (within the meaning set forth in Article L.621.18.2. of the Code Monetaire et Financier)	05/30/2007	Purchase	1,222	€41.50

	04/26/2007	Sale	20,000	€40.50
	05/03/2007	Sale	10,000	€41.76
	05/04/2007	Sale	5,000	€42.30
	05/18/2007	Sale	10,000	€42.69

Stock options

Name	Date of transaction	Type of transaction	Plan concerned	Number of stock options exercised	Exercise price	Sale price

Gérard Mestrallet	11/06/2006	Exercise	11/16/1998*	164,739	€28.16	-
	02/02/2006	Exercise/sale	11/16/1998*	100,000	€28.16	€30.35
	03/16/2007	Sale	11/16/1998*	10,000	€28.16	€37.20
	03/19/2007	Sale	11/16/1998*	40,000	€28.16	€37.41
	03/19/2007	Sale	11/16/1998*	50,000	€28.16	€37.71
	03/20/2007	Sale	11/16/1998*	50,000	€28.16	€38.02
	03/21/2007	Exercise	11/15/1999*	250,000	€28,54	
	03/21/2007	Sale	11/15/1999*	50,000	€28.54	€38.47
	03/21/2007	Sale	11/15/1999*	50,000	€28.54	€38.45
	03/21/2007	Sale	11/15/1999*	50,000	€28.54	€38.60
	03/21/2007	Sale	11/15/1999*	50,000	€28.54	€38.54
	03/21/2007	Sale	11/15/1999*	50,000	€28.54	€38.50
	03/22/2007	Exercise/sale	11/15/1999*	67,660	€28.54	€39.00
	04/05/2007	Exercise/sale	11/20/2002**	70,552	€16.69	€39.01
	04/12/2007	Exercise	11/20/2002**	300,000	€16.69	

Jean-Pierre Hansen	03/13/2006	Exercise/sale	01/31/2000*	52,935	€28.46	€34.00
	03/23/2007	Exercise/sale	11/28/2001**	121,775	€32.59	€38.32
	03/23/2007	Sale	11/28/2001**	63,536	€32.59	€38.32
	03/23/2007	Exercise/sale	11/20/2002**	137,635	€16.69	€38.32

Gérard Lamarche	03/14/2006	Exercise/sale	11/16/1998*	23,827	€28.16	€34.18
	03/14/2006	Exercise/sale	11/16/1999*	26,472	€28.54	€34.18
	03/19/2007	Exercise/sale	11/20/2002**	23,822	€16.69	€37.03

Etienne Davignon	03/16/2007	Exercise	06/30/1999*	7,276	€30.56	

  * Stock purchase options.
** Stock subscription options.

Employee share ownership

SUEZ has a voluntary employee share ownership policy.

As of December 31, 2006, employees held 3.1% of the share capital which they acquired through a corporate savings plan offering standard  subscription formulae and leveraged formulae in connection with the Spring 1999, 2000, 2002, 2004 and 2005 programs.

Employees benefited from a 20% discount on the share price.

Since the launch of its first international corporate savings plan with leveraged formulae in 1999, SUEZ has renewed its offer to employees of the Group including the offer of new products developed using new techniques.

In 2006, no corporate savings plan was proposed to the group’s employees.

Stock subscription options granted by SUEZ and by all companies included in the option allotment scope during fiscal year 2006 and January 2007, to the 10 employees (not executive officers) of the issuer or those companies holding the greatest number of options

No stock option plan was offered in 2006; on the other hand, at its meeting on October 18, 2006, the Board of Directors decided on the principle of an award of stock subscription options with the final award being effective on January 17, 2007.
Number of options allocated	Subscription price	Plan	Expiration date
867,000	€38.89	01/17/2007	01/16/2015

Stock options exercised during 2006 by the ten Group employees who are not corporate officers and who exercised the largest number of options
Number of options allocated	Subscription price	Plan	Expiration date
537,422	€28.16	11/16/1998*	11/16/2006
16,320	€30.56	06/30/1999*	06/30/2007
187,952	€28.54	11/15/1999*	11/15/2007
51,883	€28.46	01/31/2000*	01/31/2008
82,053	€34.39	11/28/2000**	11/28/2010
73,062	€35.74	12/21/2000**	12/20/2010
316,206	€32.59	11/28/2001**	11/27/2011
340,191	€16.69	11/20/2002**	11/19/2012

*	Stock purchase options.
**	Stock subscription options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The table below sets forth certain information with respect to shareholders known to us to own a significant percentage of our shares as of December 31, 2006.

Identity of person or group	Amount of shares owned	Percent of share capital(a)	Voting rights (percentage)(a)
Groupe Bruxelles Lambert (GBL)	101,713,876	8.0%	11.9%
Crédit Agricole Group(b)	43,078,833	3.4%	5.3%
Employee shareholders(b)	38,899,809	3.1%	4.2%
CDC Group	35,207,380	2.8%	3.2%
Areva	27,627,000	2.2%	1.9%
CNP Assurances Group	20,554,692	1.6%	1.4%
Caixa Group	13,382,071	1.1%	0.9%
Sofina	15,500,000	1.2%	1.9%
Treasury stock	4,078,502	0.3%	−
Management	*	*	*
Public (to the Company’s knowledge, no shareholder in this category holds more than 5% of the share capital)	977,402,240	76.3%	69.3%
Total		100.0%	100.0%

*	At December 31, 2006, none of the members of our Executive Committee owned more than one percent of the total outstanding number of our ordinary shares.

(a)	Calculated based on the number of shares outstanding as of 12/31/2006.
(b)	See Section on “Exceeding Statutory Threshold Disclosure Requirements” below.

Major changes in shareholdings during the last three fiscal years

	12/31/2004		12/31/2005		12/31/2006
	% share capital	% voting rights	% share capital	% voting rights	% share capital	% voting rights
Groupe Bruxelles Lambert (GBL)	7.1	12.3	7.3	11.5	8.0	11.9
Employee shareholdings	4.2	5.1	3.3	3.5	3.1	4.2
Groupe Crédit Agricole (a)	3.4	5.8	3.4	5.5	3.4	5.3
Groupe CDC	3.1	3.7	2.8	3.3	2.8	3.2
Cogema/Areva	2.2	4.0	2.2	2.0	2.2	1.9
CNP Assurances	1.6	1.5	1.6	1.5	1.6	1.4
Caixa	1.5	1.4	1.4	1.2	1.1	0.9
Sofina	1.2	1.0	1.1	1.0	1.2	1.9

(a)	See Section on “Exceeding Statutory Threshold Disclosure Requirements” below.

The difference observed between percentage interests in the share capital and voting rights is due to the following:

•	the Company’s bylaws confer double voting rights on shares held by the same shareholder for over two years in registered form;

•	applicable law cancels voting rights attached to treasury stock held by the Company.

To the Company’s knowledge, there is no shareholders agreement.

Disclosures of shareholdings made since January 1, 2006

For technical reasons relating to regulations governing transparency, Crédit Agricole Group disclosures include the SUEZ shares (15.4 million shares as of December 31, 2006) held to cover the Crédit Agricole Group’s commitments with regard to SUEZ Group employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares may be exercised as decided by a body comprised (in the same way as the Supervisory Boards of French company mutual funds) of employees and representatives of companies of the SUEZ Group.

In the light of these agreements, the shares held as mentioned above are entered in our various tables showing the breakdown of capital under the heading “Employee shareholdings” and not under Crédit Agricole.

Date of Crossing	Upwards/downwards	% held	Reporting Entity
January 6, 2006	Downwards	1.9%	Société Générale
January 18, 2006	Downwards	4.6%*	Crédit Agricole
January 27, 2006	Downwards	0.3%	Société Générale
February 23, 2006	Upwards	1.1%	UBS Investment Bank
February 27, 2006	Downwards	0.7%	UBS Global Asset Management
March 29, 2006	Downwards	0.9%	UBS Investment Bank
March 31, 2006	Upwards	1.4%	UBS Investment Bank
March 31, 2006	Downwards	0.7%	Société Générale
April 5, 2006	Downwards	0.8%	UBS Investment Bank
April 12, 2006	Upwards	1.6%	UBS Investment Bank
April 17, 2006	Downwards	0.6%	UBS Investment Bank
April 18, 2006	Upwards	1.3%	UBS Investment Bank
April 20, 2006	Downwards	0.9%	UBS Investment Bank
April 21, 2006	Upwards	1.3%	Société Générale
May 5, 2006	Upwards	2.9%	Société Générale
May 8, 2006	Upwards	1.6%	UBS Investment Bank
May 19, 2006	Downwards	1.4%	Société Générale
May 26, 2006	Upwards	2.6%	Société Générale
June 8, 2006	Downwards	0.8%	UBS Investment Bank
June 9, 2006	Downwards	1.9%	Société Générale
June 12, 2006	Upwards	2.1%	UBS Investment Bank
June 13, 2006	Downwards	1.4%	UBS Investment Bank
June 16, 2006	Downwards	1.1%	Société Générale
June 22, 2006	Upwards	8.0%	Groupe Bruxelles Lambert
June 23, 2006	Downwards	0.7%	Société Générale
October 16, 2006	Upwards	1.0%	UBS Global Asset Management
October 19, 2006	Downwards	7.99%	Groupe Bruxelles Lambert
October 20, 2006	Downwards	1.0%	UBS Investment Bank
November 8, 2006	Upwards	1.5%	UBS Investment Bank
December 8, 2006	Downwards	1.6%	Franklin Resources Inc
December 28, 2006	Downwards	1.1%	Caixa
December 28, 2006	Upwards	1.1%	Negocio De Finanzas E Inversiones ISL
January 3, 2007	Downwards	0%	Negocio De Finanzas E Inversiones ISL
January 4, 2007	Upwards	9.1%	Groupe Bruxelles Lambert
January 11, 2007	Upwards	13%**	Groupe Bruxelles Lambert
January 26, 2007	Upwards	2.0%	UBS Investment Bank
January 29, 2007	Downwards	1.4%	UBS Investment Bank
January 31, 2007	Upwards	2.1%	UBS Investment Bank
February 1, 2007	Downwards	1.3%	UBS Investment Bank
March 7, 2007	Upwards	2.1%	UBS Investment Bank

March 22, 2007	Downwards	1.9%	UBS Investment Bank
March 23, 2007	Upwards	2.0%	UBS Investment Bank
March 26, 2007	Downwards	1.9%	UBS Investment Bank

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

**	Disclosure of the number of voting rights issued.

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

Based on information from a third party service provider, we  believe that as of January 18, 2007, our US investor base was approximately 10 percent.

Given our current business context, the volume of trading in our shares and purchases and sales by high profile investors, the amount of US investors can be expected to fluctuate.

B.   Related Party Transactions

Proportionately Consolidated Entities

Itasa

Itasa is a Brazilian subsidiary 48.75%-owned by Tractebel Energia, which is in turn 68.7%-owned by SUEZ Group.

Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2006, unchanged from 2005.

Electroandina

The Group holds a 33.25% interest in Chilean-based Electroandina through Suez-Tractebel and Inversiones Tocopilla.

Gasoducto Nor Andino transports gas purchased by Electroandina. In connection with this arrangement, Gasoducto invoiced services in an amount of €38.2 in 2006, compared to €38.9 million in 2005.

Acea-Electrabel group (Italy)

 Electrabel Italia is a wholly-owned subsidiary of Electrabel, and has a 40.59% interest in Acea-Electrabel which itself owns several subsidiaries.

In 2006 Electrabel SA sold Alp Energie to the Acea-Electrabel group.

Alp Energie, which sells on to its customers the electricity sold by Acea-Electrabel group entities, was absorbed by Acea Electrabel Elettricita Spa. In 2006, purchases by the SUEZ Group from the Acea-Electrabel group amounted to €28.8 million.

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €146.4 million in 2006, compared to €77.2 million in 2005.

The SUEZ Group also granted loans totaling €380 million to the Acea-Electrabel group in 2006.

Zandvliet Power

Zandvliet Power is a 50-50 joint venture between Electrabel (98.62%-owned by SUEZ) and RWE.

Electrabel granted a loan to Zandvliet Power totaling €95.8 million at December 31, 2006, compared to €95.3 million at December 31, 2005.

Affiliates

Elia System Operator (ESO)/Elia

Elia is a listed company 27.1%-owned by Electrabel.

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 as grid operator of the high-voltage electricity transmission network in Belgium. ESO and Elia have been accounted for by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel paid ESO/Elia electricity transmission fees totaling €200.2 million in 2006 and €251.2 million in 2005. Amounts owed to ESO/Elia totaled €5.5 million at December 31, 2006, versus €12.5 million at December 31, 2005.

The Group billed ESO/Elia for services totaling €97 million in 2006, compared to €100 million in 2005.

Finally, the Group had granted ESO/Elia a loan amounting to €808.4 million at December 31, 2006 (€354.8 million maturing in 2009 and €453.6 million maturing in 2010 and thereafter), compared to €808.4 million at December 31, 2005. In 2006, the loan generated financial revenues of €31.8 million, compared to €29.9 million in 2005.

Electrabel SA granted Elia guarantees for an amount of €10.6 million corresponding to future payments of access rights to high-voltage networks.

Mixed inter-municipal Companies

Electrabel exercises significant influence over the mixed intermunicipal companies.

The equity-accounted mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigas to non-industrial Belgian customers that are not eligible for deregulation. Electrabel sold the mixed inter-municipal companies €931.1 million of electricity and gas in 2006 versus €738.6 million in 2005.

Electrabel and Electrabel Customer Solutions paid gas and electricity distribution costs to the mixed inter-municipal companies amounting to €1,203.2 million in 2006, compared to €1,078.7 million in 2005.

Some of the mixed inter-municipal companies employ no personnel. In accordance with the bylaws, Electrabel makes personnel available to these companies with a view to carrying out daily distribution services. Electrabel bills these mixed inter-municipal companies for all work, supplies and services provided to them. Amounts billed to the mixed inter-municipal companies totaled €582.7 million in 2006, versus €1,431.2 million in 2005. This change results from the disposal of Electrabel Netten Vlaanderen and the creation of Brussels Network Operations.

Receivables relating to gas and electricity supply and other services stood at €111.4 million at December 31, 2006 versus €78.1 million at December 31, 2005.

Electrabel’s payables to the mixed inter-municipal companies stood at €274.8 million at December 31, 2006, versus €337.4 million at December 31, 2005.

At December 31, 2006, Electrabel had granted cash advances totaling €341 million to the mixed inter-municipal companies, compared to €398.8 million at December 31, 2005. Amounts due to the mixed inter-municipal companies by Electrabel came to €44.2 million at end-2006, compared with €26.2 million at end-2005.

Electrabel’s reimbursement right in connection with the pension obligations relating to its distribution employees stood at €377.9 million at December 31, 2006, versus €1,191 million at December 31, 2005. The change in this item reflects the sale of Electrabel Netten Vlaanderen and the creation of Brussels Network Operations.

Compagnie Nationale du Rhône (CNR)

CNR is 49.3%-owned by Electrabel.

Within the scope of purchase and sale agreements signed with CNR, the Group acquired €82.6 million of electricity in 2006 from CNR, compared with €42.9 million in 2005. The Group also sold €22.7 million of electricity under these contracts in 2006, versus €27.5 million in 2005.

Sohar

Sohar is 50%-owned by Suez-Tractebel, itself wholly-owned by SUEZ Group.

SUEZ provided Sohar with performance bonds and delivery guarantees capped at €67.8 million. Sohar builds and operates a power station and a water desalination plant in Oman.

Contassur

Contassur is 10%-owned by Suez-Tractebel and 5%-owned by Electrabel.

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet in the amounts of €186.6 million and €318 million at December 31, 2006 and 2005, respectively.

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

The following chart indicates real estate loans to executive officers outstanding as of May 31, 2007, the amount of the loans at the time they were granted, the applicable interest rate and the amounts outstanding for the last three fiscal years:

Name	Title	Date of inception	Initial amount in euro(1)	Interest Rates	Amount outstanding in euro as of
					May 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
					(in euro)
Valérie Bernis	Executive Vice-President in charge of Communications	1996	134,155	70,127 – 4% 64,029 – 6.6%	0	0	33,562	38,340
Patrick Billioud	Secretary of the Board of Directors	1995	228,673	70,127 – 4% 64,029 – 6.5% 94,518 – 8.5%	0	12,009	39,502	65,223
Christophe Cros	Senior Executive Vice-President of SUEZ Environment	1992	128,057	64,029 – 4% 64,029 – 7%	1,877	4,191	9,589	32,010
Jean-Michel Théron	Senior Executive Vice-President of Lyonnaise des Eaux France	1992	121,959	64,029 – 4% 57,931 – 7%	4,036	8,829	19,893	30,365

(1)	Converted from French francs into euro using the exchange rate as of January 1, 1999 (€1=FF 6.55957)

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Listed in Item 17.

Legal and Arbitration Proceedings

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitration with third parties or with the tax administrations of certain countries. Provisions are recorded for this litigation and arbitration when (i) a legal, contractual, or constructive obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that there will be an outflow of resources without economic benefits in order to settle the obligation; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €403 million at December 31, 2006.

Disputes with the Argentine government

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other shareholders and concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings in relation to this issue before the International Centre for Settlement of Investment Disputes (ICSID). These proceedings aim at obtaining indemnities to compensate for the loss of value of the investments made since the start of the concession due to the measures adopted by the Argentine government following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities were immediately initiated in each case.

With respect to Aguas Cordobesas, an agreement providing for a new tariff regime was reached with the Province of Cordoba on October 13, 2006 and approved by the Provincial Congress on November 11, 2006. At the same time, Suez and Agbar sold control of the company to Roggio S.A., a private Argentine utilities group, keeping only 10% (5% Suez, 5% Agbar) in Aguas Cordobesas. Pursuant to the terms of the agreement with the Province and the sale agreement with Roggio S.A., Aguas Cordobesas and its foreign shareholders (including Suez) withdrew from the ICSID arbitration proceeding on December 22, 2006.

With respect to Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the concession holder and the concession-granting authorities continued in 2005, but stopped in 2006 without having resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts. Given this context and the resulting decline in the companies’ financial and operational performance, Aguas Argentinas and Aguas Provinciales de Santa Fe were obliged to launch termination proceedings in respect of their concession contracts.

The voluntary liquidation of Aguas Provinciales de Santa Fe was announced at the company’s annual general meeting on January 13, 2006. On December 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly acknowledging the transfer of services back to the grantor, with effect from February 8, 2006. On April 20, 2006, Aguas Provinciales de Santa Fe challenged the validity of this administrative decree.

The concession-granting authorities rejected Aguas Argentinas’ termination request. Negotiations with a view to selling European shareholders’ interests in Aguas Argentinas failed. On March 21, 2006, the Argentine government issued a decree terminating the Aguas Argentinas concession contract citing alleged infringement by the concession holder, and transferred all its assets to AYSA, a newly established, Argentine wholly-owned company. The decision of the Argentine authorities resulted in the suspension of the company’s payments. On April 28 Aguas Argentinas filed for Concurso Preventivo (a similar mechanism to bankruptcy in France), leading to the temporary suspension of legal actions against the company.

ICSID arbitration proceedings in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing. The ICSID tribunal rejected the Argentine government’s objections regarding the jurisdiction of the ICSID tribunal to rule on the two cases. The decision on jurisdiction in the Aguas Provinciales de Santa Fe case was delivered on May 16, 2006 and that regarding the Aguas Argentinas’ case on August 3, 2006. Hearings on the merits of the cases are scheduled to take place between May 28, 2007 and June 2, 2007 for the Aguas Provinciales de Santa Fe case, and between October 29, 2007 and November 6, 2007 for Aguas Argentina case.

A claim was filed with the Federal District Court of New York in late September 2006 by an entity entitled “Aguas Recovery Lenders’ Group”, in order to obtain the payment by Suez, Agbar and AYSA (the Argentine wholly-owned company that succeeded to Aguas Argentinas) of US$ 130 million owed by Aguas Argentinas to unsecured lenders. The Federal District Court of New York is not expected to hand down its decision before the end of September or October 2007.

AEP dispute

In the United States, Suez Energy Marketing North American (SEMNA, formerly TEMI) is currently involved in a dispute with AEP (AEP Power Marketing Inc.) concerning a long-term Power Purchase and Sale Agreement within the scope of which SEMNA put in a bid for electricity to be produced by the owner (AEP) of a power station located in Plaquemine, Louisiana.

At the U.S. District Court for the Southern District of New York (First Circuit), SEMNA claimed damages in excess of US$17 million on the grounds that, due to failure by the parties to agree on one of the essential elements of the agreement (operational protocols), the agreement was not capable of enforcement. AEP made a counterclaim for damages in excess of US$643 million mainly on the grounds of the termination of the agreement by SEMNA and to a lesser extent for unpaid bills.

On August 8, 2005, the Court awarded damages in the amount of US$122 million to AEP (the portion of the claim relating to unpaid bills), to be increased by prejudgment interest. SEMNA firstly appealed the decision before the United States Court of Appeal (Second Circuit) and secondly filed an appeal before the court requesting reconsideration of the damages awarded to AEP. AEP filed a counter-appeal requesting total damages of more than US$500 million. On January 20, 2006, the court rejected SEMNA’s appeal and partially rejected AEP’s claim. In the amendment to the Opinion and Order, SEMNA was required to pay a further US$50 million to AEP pursuant to the guarantee provided by SUEZ-Tractebel SA (STSA). SEMNA requested a review of this decision on the grounds that this amount is not owed directly by SEMNA, but by STSA, assuming that SEMNA did not pay the full amount owed to AEP. The court acceded to SEMNA's request for a review of this decision.

Within the scope of the above-mentioned appeal proceeding before the United States Court of Appeal, all pleadings and exhibits were exchanged and the case was argued orally on December 14, 2006. The court is currently considering this issue. No deadline has been set for the appeal judges to hand down their decision. SEMNA recorded a provision in relation to these proceedings, without this entailing any binding recognition with respect to its accountability for this sum.

On May 22, 2007, the United States Court of Appeals for Second Circuit Court issued its decision. The Appeals Court affirmed the Trial Court's decision regarding (i) enforceability of the agreement, (ii) AEP acting in good faith in dealing with SEMNA and (iii) AEP using substantial efforts to obtain QF certification. The Appeals Court vacated (i) the Trial Court's award of damages for Replacement Products ($ 116.5 million) to AEP and (ii) the Trial Court's denial of damages to AEP under the Termination Payment provisions of the contract and remanded the case to the Trial Court for further proceedings related to the vacated portions of the Trial Court decision. The procedure is ongoing at Trial Court level.

AEP has filed a petition for panel rehearing to the Court of Appeals requesting that the Court restore the $50.7 million capacity award (which is part of the aforementioned vacated award for Replacement Products) against SEMNA in AEP’s favor. The proceedings are suspended at Trial Court level pending the decision of the Court of Appeals in relation to AEP’s petition for rehearing.

Snohvit dispute

On July 16, 2002, Tractebel Gas Engineering Belgium S.A. (TGE) as leader of the TGE - Fabricom-GTI S.A. - Entrepose Contracting S.A. consortium (the “Contractor”) entered into a contract with  Statoil ASA (the “Company”) regarding the construction of storage and loading facilities at Hammerfest (Norway) within the framework of the Snohvit LNG project.

The performance of this contract was affected by excessive requests for modifications and other readjustments on behalf of the Company. As the Company refused to compensate the Contractor for the fact that the budget and the deadline for completion were exceeded, TGE as leader of the consortium, sued the Company before the Stavanger City Court (Norway) for a principal amount of €243 million.

The Contractor’s position is that the Company deviated so far from the initial provisions of the contract that the contract is no longer valid and that the Contractor can thus request full payment of the project on a cost reimbursement basis. The Contractor also argued that the significant number of modifications and the cumulative effect thereof largely exceeded expectations the parties’ could have had upon signature of the contract and that the Company had overstepped its right to request modifications pursuant to the contract.

The Company dismissed the above arguments and claimed entitlement to liquidated damages from the Contractor in the event of any delay, such damages being capped at 10% of the contract’s value i.e. €28 million due by Contractor.

Within the scope of these proceedings the parties initially tried to reach an out-of-court settlement through a mediation process arranged under the auspices of the Court. This was unsuccessful and Court proceedings were instituted again. After an exchange of pleadings, the main Court hearing commenced on September 18, 2006. Norwegian proceedings are essentially oral and based on witness testimonies. The proceedings were expected to last three months but are still ongoing due to the complexity of the case. At this stage the Contractor has argued on the very basis of its claim, namely the modifications and readjustments brought about by the Company throughout the performance of the contract. A court decision is expected in early 2008.

Appropriate provisions have been recorded for this case.

Dispute with Togo Electricité

In December 2000, Togo Electricité signed a concession contract (the “Contract”) with the Togolese government for the management of Togo’s public power distribution service.

Togo Electricité terminated the Contract on the basis of the terms thereof providing for such termination in the event of a breach of the financial and economic equilibrium between the parties that could not be settled out of court. The Contract was terminated on February 22, 2006.

The Togolese government did not recognize the validity of the termination declared by Togo Electricité. On February 22, 2006, it adopted two decrees by which it also terminated the Contract on the basis of breaches by Togo Electricité of its obligations with respect to the Contract.  On February 22, 2006, it took possession of the entire assets of Togo Electricité, without any indemnity.

In March 2006, the Togolese government instituted several proceedings in Togo to justify taking possession of the assets of Togo Electricité.

These included proceedings on the merits of the case instituted first against Togo Electricité and then extended to S.E.S., with a view to sentencing these two companies to pay compensation of between FCFA 27 and FCFA 33 billion (between €41 and €50 million) to the Togolese government for breach of Agreement. In March 2006, Togo Electricité instituted arbitration proceedings before the International Center for Settlement of Investment Disputes (ICSID) citing the existence of an arbitration clause in the Contract. Preliminary claims are currently being submitted in the proceedings, which S.E.S. is proposing to join.

In light of the few legal arguments put forward by the Togolese government in support of its claim, at this stage provisions have only been booked for court costs and legal fees.

Queen Mary dispute

Following the collapse of a footbridge leading onto the Queen Mary II ocean liner in St Nazaire on November 15, 2003, as a result of which 15 people died and 30 or so people were injured, a third party claim was brought against Endel, a subsidiary of SES, with respect to the assembly of hired footbridges leading from the dock to the liner.

On November 26, 2003, the President of the Commercial Court of Saint Nazaire issued an interim order appointing an external expert. The expert delivered his report on April 5, 2006. Endel filed a submission with the investigating judge on June 21, 2006, in which it commented on the reports filed by the expert appointed in the civil court proceedings and the experts appointed in the criminal court proceedings.

An agreement to compensate the victims was signed with regard to the civil court proceedings on February 24, 2004. Endel was not a party to such agreement. To date, no individual civil proceedings have been brought against Endel.

Endel and four of its employees were amongst a group of people criminally indicted on July 28, 2005. The investigation was closed on June 15, 2007 and Endel and four of its employees will be tried in October, 2007.

Legal Proceedings in Hungary

Electrabel and Dunamenti have taken preliminary steps towards international arbitration proceedings against the Hungarian State for breach of obligations pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty in relation to Dunamenti.

The international arbitration proceedings are currently in a compulsory conciliation phase, Electrabel and Dunamenti having sent a formal notice to the Hungarian State on September 4, 2006, pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty. This formal notice triggered a mandatory discussion period of at least six months for the Hungarian-Belgian Investment Protection Treaty and of at least three months for the Energy Charter Treaty. At the same time Dunamenti initiated out-of-court proceedings pursuant to the power purchase agreement with MVM.

The period of out-of-Court proceedings engaged with MVM to settle the dispute regarding the power purchase agreement ended on November 20, 2006, without any agreement being reached. On November 16, 2006, the Hungarian Ministry of Transport and Economy sent a reply to the above-mentioned formal notice of September 4, 2006, requesting to meet with high-level Electrabel representatives. An initial meeting was held in January 2007 between Electrabel and the Hungarian Government, represented by the Secretary of State of Energy. Since in May 2007 no more meetings were scheduled, Electrabel filed on June 13, 2007 a formal request for arbitration with the International Centre for Settlement of Investment Disputes in Washington.

Ghislenghien dispute

On July 30, 2004, carelessness by a third party resulted in a leak in one of Fluxys’ gas transit pipes in Ghislenghien in Belgium. Twenty-four people died as a result of this accident, and over one hundred and thirty people were injured.

In September 2005, Fluxys was indicted, in its capacity as a legal entity, by the Investigating Judge of Tournai for involuntary homicide and injuries due to failure to take protective or precautionary measures. On February 1, 2007, a management-level employee of Fluxys’ Dispatching division was personally indicted on the same charges as Fluxys. On February 20, 2007, Electrabel was indicted in its capacity as a legal entity on the same charges as Fluxys.

To date, twenty-two legal entities and individuals have been indicted.

The investigation is continuing. Various parties have requested additional matters to be included within the scope of the investigation and a court-ordered expert appraisal is also in progress.

Victims of the disaster have also instituted legal proceedings before the regional and commercial courts of Brussels against Fluxys and/or its insurers. Thirteen civil cases are currently pending.

Claim by the Belgian tax authorities

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel SA (formerly Tractebel), concerning past investments in Kazakhstan. SUEZ-Tractebel has filed an appeal with the administrative courts against those claims. SUEZ-Tractebel continues to contest this claim which, based on the advice of legal counsel, it considers unfounded.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

Competition

Energy

A sector inquiry was launched into the energy markets during the summer of 2005. These inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets, like those for the supply of gas and electricity. On January 10, 2007, the European Commission made public the final results of this inquiry specifying what it considered to be the major weaknesses of the electricity and gas sectors in Europe. It’s now up to the European Council and the member States to assess the Commission’s report and take any necessary initiatives with regard to their legislation.  Since the Group is a major player in both these sectors, such measures would have an impact on its activities. However, it is impossible to assess such impact at the present time.

Alongside the sector inquiry, the Commission completed its review of systems with respect to long-term agreements signed during the privatization of electricity-producing companies in Hungary and Poland. It has invited the Hungarian and Polish governments to review these systems and where necessary indemnify the signatories.  The Group is directly involved in its capacity as contracting party in Hungary (Dunamenti) and in Poland (Polaniec).

The Commission is also continuing to review gas supply contracts for industrial clients in Belgium with a view to determining whether the period of the contracts entered into by Distrigas leads to them being of a market restrictive type in Belgium. In order to alleviate the European Commission’s concerns regarding Distrigas’ behaviour in the market for gas supply to industrial clients in Belgium, Distrigas offered, without prejudice to its legal position, certain commitments relating to its future contracting policy in Belgium. The Commission’s DG Competition accepted them informally and is now in the process of assessing them based on a market test. Distrigas is cooperating fully with the Directorate-General for Competition on this issue.

Environment

In France, the Anti-Trust Council (Conseil de la Concurrence) ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (Veolia) and Lyonnaise des Eaux France (Suez) created a collective dominant position between the two groups. Although the Anti-Trust Council did not impose sanctions, it requested the Minister of the Economy to order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by Compagnie Générale des Eaux, France’s highest civil court, the Court of Cassation (Cour de Cassation) recently overturned a ruling by the Paris Court of Appeal that had upheld the decision of the Anti-Trust Council. The Court of Cassation’s decision was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this court decision did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order requiring that the two groups unwind their cross-shareholdings in their joint subsidiaries (Société des Eaux de Marseille, Société des Eaux du Nord, SEVESC, Stéphanoise des Eaux, Martiniquaise et Guyanaise des Eaux).

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

Year (1)	Dividend per share excluding tax credit (2)		Dividend per share including tax credit (2)		Total dividend paid
	€	$	€	$	(in € millions)
2004	0.80	1.01	0.80	1.01	807
2005	1.00	1.27	1.00	1.27	1,260.2
2006	1.20	1.63	1.20	1.63	1,532.9

(1)	According to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate. The dividends relating to 2006 were paid on May 7, 2007.

(2)	US dollar amounts are translated at the noon buying rate on the date the dividend was paid: for 2004, €1 = $1.2616; for 2005, €1 = $1.2720 and for 2006, €1 = $1.3616.

As we will make any dividend payments in euro, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs upon conversion into US dollars by the Depositary of such cash dividends. See “Item 3. Key Information – Exchange Rates”.

B.	Significant Changes

Main developments for the year 2007 are presented below:

Buyback of GIE SUEZ Alliance bonds maturing in 2009 and 2010

SUEZ launched a public tender offer to bondholders starting February 15, 2007 and ending February 22, 2007 through its dedicated financing vehicle GIE SUEZ Alliance. The offer was designed to improve the Group’s debt maturity profile and reduce gross debt. GIE SUEZ Alliance bought back a portion of its bonds maturing in February 2009 and June 2010 for a total amount of €1,235 billion.

Electrabel squeeze-out

Suez announced on March 8, 2007, its intent to launch a squeeze out bid on the remaining 1.38% of Electrabel’s share capital not already owned by the Group. The investment amounts to about €450 million.

On June 19, 2007, Suez received approval from the Banking, Finance and Insurance Commission (CBFA) for the prospectus for the minority buy-out offer by Suez for Electrabel. Consequently, Suez has launched the minority buy-out offer for the shares of Electrabel not already held by Suez.

Sociedad General de Aguas de Barcelona (“AGBAR”)

On April 10, 2007, Suez, La Caixa, and HISUSA (held by Suez Environment at 51% and Caixa Holding at 49%), which jointly own 49.7% of AGBAR, launched a public tender offer on AGBAR’s total outstanding shares that they do not already own. With this offer, Suez and La Caixa, continue their strategy of accompanying AGBAR in its development. The investment amounts to about €350 million.

Gas Natural

Suez announced on May 15, 2007, that it completed the acquisition of an additional 4.55% of Gas Natural’s share capital.  Consequently, Suez’s stake in Gas Natural increased from 5.40% to 9.95%. Suez also announced it entered into an agreement to secure the acquisition of an additional 1.35% stake, provided the Comision Nacional de

Energia, Spain’s regulatory body for energy systems, grants its authorization for Suez to raise its stake over 10%. The investment amounts to about €1,026 million.

ITEM 9.  LISTING

A.	Listing Details

The principal trading market for our ordinary shares is the Eurolist of Euronext Paris. Our shares are also listed on other stock exchanges in Brussels, Zurich and Luxembourg, and are also traded as options on the MONEP, the Paris options market. Our shares are included in the major European indexes, including the CAC 40, an index of the largest French companies in which our weighting was 4.55% on June 26, 2007, the Dow Jones Euro Stoxx 50, the FTSE Euro Top 100, and the MSCI Euro Index.

In addition, our ADSs have been listed on the New York Stock Exchange since September 18, 2001 under the symbol “SZE”.

The tables below set forth, for the periods indicated, the reported high and low prices for our outstanding shares on Euronext Paris. In accordance with the relevant European Union regulations, since January 1, 1999, all shares listed on Euronext Paris have traded in euro.

	Ordinary Shares
	High	Low
	€	€
Annually
2002	34.90	13.18
2003	19.80	8.76
2004	19.63	15.13
2005	27.05	18.77
2006	39.23	26.49

Quarterly
2003
First Quarter	19.80	8.76
Second Quarter	16.16	10.50
Third Quarter	15.78	13.17
Fourth Quarter	16.00	13.34
2004
First Quarter	18.57	15.35
Second Quarter	17.67	15.23
Third Quarter	17.87	15.13
Fourth Quarter	19.63	17.33
2005
First Quarter	21.90	18.77
Second Quarter	22.95	20.35
Third Quarter	24.74	21.17
Fourth Quarter	27.05	21.62
2006
First Quarter	35.84	26.49
Second Quarter	32.93	28.54
Third Quarter	35.04	30.14
Fourth Quarter	39.23	34.08
2007
First Quarter	40.34	35.58

Monthly
2007
January	40.34	37.16
February	39.00	36.62
March	40.00	35.58
April	41.98	39.65
May	43.54	41.81
June (through June 26)	42.46	39.46

Source: Fininfo S.A. until 2005, Bloomberg L.P. as of 2006.

Trading in the United States

Citibank serves as the Depositary with respect to our ADSs traded on The New York Stock Exchange. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for our ADSs.

	American Depositary Share Price US dollars
	High	Low

Annually
2002	30.85	13.18
2003	20.85	9.49
2004	26.84	18.15
2005	32.05	24.70
2006	51.96	32.95

Quarterly
2004
First Quarter	23.21	19.13
Second Quarter	21.22	18.15
Third Quarter	21.77	18.81
Fourth Quarter	26.84	21.64
2005
First Quarter	28.43	24.70
Second Quarter	28.25	26.37
Third Quarter	30.87	26.39
Fourth Quarter	32.05	26.25
2006
First Quarter	42.75	32.95
Second Quarter	41.75	36.70
Third Quarter	44.65	38.15
Fourth Quarter	51.96	43.04
2007
First Quarter	53.37	46.12

Monthly
2007
January	52.37	48.22
February	51.44	48.33
March	53.37	46.12
April	57.10	53.30
May	58.77	55.98
June (through June 26)	57.04	52.18

Source: Fininfo S.A. until 2005, Bloomberg L.P. as of 2006.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

At least 35 days prior to the date set for any general meeting of shareholders, a preliminary notice must be sent to the Autorité des Marchés Financiers (the French financial market authority) (the “AMF”), the administrative agency responsible for overseeing the French securities markets, and published in France in the Bulletin des Annonces Légales Obligatoires (bulletin of obligatory legal announcements) (the “BALO”). The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. This preliminary notice must contain the agenda of the meeting and a draft of the resolutions to be considered. At least 25 days prior to the date set for the general meeting, one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization), the workers committee in cases of emergency or a duly qualified association of shareholders holding a specified percentage of voting rights may propose additional resolutions to be voted on at the meeting. At least 15 days prior to the date set for a general meeting on first call, and at least six days before any second call, a final notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the issuance of the final notice. Notice of the meeting shall also be given in a journal authorized to publish legal announcements in the administrative district (département) in which we are registered, as well as in the BALO, with prior notice to the AMF. The notice must state, among other things, the type, agenda, place, date and time of the meeting. No action may be taken at a meeting on any matter not listed on the agenda for that meeting, subject to exceptions relating to the dismissal of directors under certain circumstances and to certain miscellaneous matters.

Attendance of and Voting at Meetings. Attendance and the exercise of voting rights at general meetings of shareholders are subject to certain conditions. A holder of registered shares must have his shares registered in his own name in a shareholder account maintained by us or on our behalf at least 4 business days prior to the meeting. A holder of shares in bearer form must obtain from the financial intermediary with whom the shares have been deposited a certificate (“Certificat de participation”) indicating the number of bearer shares owned.

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

Under French law, the presence in person or by proxy of shareholders holding an aggregate of not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves) or 25% (in the case of any other extraordinary general meeting) of the voting shares is necessary for a quorum. If a quorum is not reached at any meeting, that meeting is adjourned. There is no quorum requirement upon recommencement of an adjourned ordinary general meeting. Upon recommencement of an extraordinary general meeting, the presence in person or by proxy of shareholders having not less than 20% of the eligible voting rights is necessary for a quorum, except when an increase in our share capital is proposed through the incorporation of reserves, profits or a share premium, in which case the quorum requirements are those applicable to ordinary general meetings.

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

Change in Control

Other than as described below under “—Disclosure of Share Holdings,” there are no provisions in our by-laws that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us, or any of our subsidiaries. See also “Item 3. Key Information – D. Risk Factors – Industrial risks and risks related to the economic, commercial, legal and contractual environment – The issue of special warrants (BSAs) to our shareholders could have anti-takeover effects or negatively affect the likelihood of success of any unsolicited tender offer for our Shares that does not have the approval of our Board of Directors.”

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

E.	French Taxation and U.S. Federal Income Taxation of U.S. Holders

The following discussion describes the material French and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or shares by a U.S. Holder (as defined below). In general, for French and U.S. federal income tax purposes and for purposes of the Treaty, a U.S. Holder of ADRs evidencing ADSs will be treated as the holder of the shares represented by the ADSs.

This discussion is not a complete analysis or description of all potential tax consequences to a U.S. Holder of owning ADSs or shares.  It deals only with ADSs or shares held as capital assets by persons who own less than 10% of our capital and does not discuss the tax consequences applicable to all categories of investors, some of which  may be subject to special rules, such as: certain financial institutions; insurance companies; persons holding shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; persons liable for the alternative minimum tax; certain dealers in securities or foreign currencies; persons whose functional currency is not the US dollar; and persons who acquire our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.  This discussion does not address U.S. federal income tax consequences to U.S. Holders that are exempt from U.S. federal income taxation.  In addition, if a partnership holds ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  A partner in a partnership that holds ADSs or shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares.

Prospective investors are advised to consult their tax advisers concerning the application of the federal income tax laws, French tax laws and the Treaty, as defined below, to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion of United States and French tax laws set forth herein is based on the laws in force as of the date hereof, including the U.S. Internal Revenue Code of 1986, as amended, the French Code Général des Impôts and the regulations enacted thereunder, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, referred to as the Treaty. Changes to applicable laws may affect the tax consequences described herein, possibly with retroactive effect. In addition, this discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms.  The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs.  Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below.  Accordingly, the analysis of the creditability, for U.S. federal income tax purposes, of French taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, could be affected by future actions that may be taken by the parties to whom the ADSs are pre-released.

This discussion assumes that we were not a passive foreign investment company for 2006, as described below.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or shares who or that is entitled to Treaty benefits and is, for U.S. federal income tax purposes:

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

Taxation of Dividends

Under French domestic law, dividends paid to non-residents are normally subject to a 25% withholding tax. Under the Treaty, however, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not attributable to a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such U.S. Holder establishes before the date of payment that such U.S. Holder is a resident of the United States under the Treaty in accordance with the procedures described below.

 Dividends paid to U.S. Holders may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the U.S. Holder provides, before the dividend payment date, a simplified certificate (the “Simplified Certificate”) based on the model provided by the French tax authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005.  Additionally, a U.S. Holder may be eligible for a payment (net of withholding taxes) in respect of a new tax credit equal to 50 percent of the dividend capped at €115 or €230, depending on the holder’s particular circumstances (the “Tax Credit”).

 If a U.S. Holder does not file a completed Simplified Certificate before the dividend payment date, the French paying agent will withhold tax at the rate of 25%. Such U.S. Holder (or, on his behalf, the paying agent) may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Treasury Form RF1 B  EU-No. 5053 (or any other form that may replace such Treasury Form) and a U.S. Residency Certificate on U.S. Internal Revenue Service (the “IRS”) Form 6166 before December 31 of the second year following the year during which the dividend is paid.

 The Treasury Form or, where applicable, the Certificate or Simplified Certificate, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary. The Depositary will arrange for the filing with the French tax authorities of all forms, certificates or Simplified Certificates, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.

General.  For U.S. federal income tax purposes, the gross amount of any dividend (including any Tax Credit paid to a U.S. Holder and any French withholding tax thereon) will be included in gross income as ordinary dividend income on the date each such payment is actually or constructively received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary) to the extent paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes.  Corporate U.S. Holders will not be eligible for the dividends received deduction in respect of dividends paid by the Company.  The amount of any dividend paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the US dollar value of the euro amount calculated by reference to the spot rate in effect on the date such dividend is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into US dollars.  A U.S. Holder who converts the euro amount into US dollars on the date of receipt generally should not recognize any exchange gain or loss.  A U.S. Holder may have foreign currency gain or loss if the euros are not converted into US dollars on the date of receipt.  Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

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

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any payment with respect to the avoir fiscal or French tax credit is treated as payment of a foreign income tax and may be taken as a credit against a U.S. Holder’s U.S. federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct otherwise creditable French taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

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

Under the Treaty, no French tax is levied on any capital gain derived from the sale, exchange or other disposition of ADSs or shares by a U.S. Holder who does not have a permanent establishment or fixed base in France to which the ADSs or shares are attributable.

In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale, exchange or other disposition of ADSs or shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets.  Accordingly, such capital gain or loss will be long-term capital gain or loss if a U.S. Holder has held the ADSs or shares for more than one year, and the amount of such gain or loss will be equal to the difference between a U.S. Holder’s tax basis in the ADSs or shares disposed of and the amount realized on the disposition.  Any gain or loss will generally be United States source gain or loss.  The deposit or withdrawal under the deposit agreement of shares by a U.S. Holder in exchange for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

Based upon the nature of the business activities of our corporate group, we do not believe we were a “passive foreign investment company” or “PFIC” for our 2006 taxable year.  However, because the determination of whether or not we are a PFIC is based upon the composition of our corporate group’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time and because of uncertainties in the application of U.S. federal income tax rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

In order to optimize our cash management, we have created dedicated finance vehicles which centralize surplus cash from subsidiaries and invest it with our borrowing entities. These vehicles are managed in Paris, Brussels and Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance Treasury & Management, etc.) for European countries, and in Houston, Texas, (SUEZ Finance LP) for North America. These vehicles manage virtually all of the cash requirements and surpluses of the companies controlled by the Group. In 2006, an electronic pooling system was set up for the Group’s European operations to ensure a standardized cash pooling process.

Our cash surpluses are almost entirely denominated in euro and do not therefore generate a foreign exchange risk. They are invested in short-term instruments to ensure maximum liquidity at a minimum risk.

Debt Management

We aim to maintain a well balanced maturity profile and to diversify our sources of debt in terms of markets (such as bank debt, bonds and commercial paper), maturities and counterparties. Of our borrowings as of December 31, 2006, €6,468.2 million had a maturity of under one year, €8,071.4 million had a maturity between one and five years and €4,959.8 million had a maturity greater than five years.

Access to long-term capital markets is primarily concentrated in the GIE Suez Alliance and Electrabel.

The financial vehicles ensure the refinancing of the needs of our subsidiaries in euros or in currencies.

Non-recourse or limited recourse financing is also set up for subsidiaries in which we want to share specific risks with fund providers. This type of financing totaled €1,386 million at the end of the year.

We diversify our permanent capital resources by completing, as applicable, public or private bond issues in the framework of our Euro Medium Term Notes program and by issuing commercial paper (billets de trésorerie) in France, Belgium and the United States.

As of December 31, 2006, bank resources (excluding bank overdrafts, amortized costs and the effect of derivatives) represented 39% of outstanding borrowings, with the balance financed by the capital markets (including €9,633 million in bonds, representing 52% of outstanding borrowings) and outstanding short-term paper (European and US commercial paper) representing 9% of outstanding borrowings and totaling €1,651 million at December 31, 20061. Short-term paper programs are used in a cyclical or structural fashion to finance our short-term needs because of their attractive cost and their liquidity and all of the outstanding amounts thereunder are backed by confirmed bank credit facilities so that we would be able to continue to finance ourselves in the event that access to this financing source were to dry up.

1Refer to Note 26 to our Consolidated Financial Statements.

Liquidity is based on maintaining cash equivalents and confirmed credit facilities. We have confirmed credit facilities appropriate to our size and debt maturity schedules. The amount of these confirmed credit facilities represented €9,648 million as of December 31, 2006, of which €1,082 million was drawn down. 90% of the total credit lines and 92% of the undrawn credit lines are centrally managed. None of these lines contains a default clause tied to financial ratios or ratings.

Active cash (net of bank overdrafts) totaled €7,657 million at December 31, 2006. Surpluses are centralized under a uniform policy. It is our objective to maintain the liquidity of the portfolio while ensuring a return greater than a risk-free fund. The investment vehicles are primarily term deposits, UCITS and negotiable debt securities.

On-balance sheet information for long-term debt arrangements and investments in marketable securities for the years ended December 31, 2006, 2005 and 2004 are as follows:

On Balance-Sheet Financial Instruments	Average Debt Rate	Maturities of notional contract values as of December 31, 2006							Fair Value
		2007	2008	2009	2010	2011	>5 years	Total
		(in € millions, except percentages)
Assets
Equity Securities	–	2,816.5	–	–	–	–	–	2,816.5	2,816.5
Marketable Securities	–	4,263.0	1.5	2.9	0.0	0.0	4.9	4,272.3	4,272.3
Liabilities
Outstanding Borrowings	5.3%	6,468.2	931.8	3,760.3	2,715.0	664.3	4,959.8	19,499.4	20,122.0

On Balance-Sheet Financial Instruments	Average Debt Rate	Maturities of notional contract values as of December 31, 2005							Fair Value
		2006	2007	2008	2009	2010	>5 years	Total
		(in € millions, except percentages)
Assets
Equity Securities	–	2,671.5	–	–	–	–	–	2,671.5	2,671.5
Marketable Securities	–	3,423.8	107.1	116.0	41.2	58.3	19.3	3,765.7	3,765.7
Liabilities
Outstanding borrowings	4.4%	8,792.3	2,434.4	917.1	4,034.3	2,386.6	6,499.1	25,063.8	25,576.2

On Balance-Sheet Financial Instruments	Average Debt Rate	Maturities of notional contract values as of December 31, 2004							Fair Value
		2005	2006	2007	2008	2009	>5 years	Total
		(in € millions, except percentages)
Assets
Equity Securities	–	1,654.7	–	–	–	–	–	1,654.7	2,182.2
Marketable Securities	–	1,952.2	1,267.9	35.8	42.2	33.5	16.6	3,348.2	3,348.2
Liabilities
Outstanding borrowings	4.3%	4,554.0	2,391.1	2,282.0	782.3	3,592.0	6,717.7	20,319.1	21,191.0

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

Currency Risk

Because of the geographic diversification of our activities, we are exposed to exchange rate risks, i.e. our balance sheet and income statement are sensitive to variations in exchange rates when the statements of our foreign subsidiaries outside the euro zone are consolidated. Most of these risks are generated by our equity investments in the United States, Brazil and Thailand.

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

The market context is reviewed monthly for the US dollar. It is monitored as often as needed in emerging countries to attempt to anticipate extremely sharp devaluations. The hedging ratio of the assets is reviewed periodically as a function of the market context and each time an asset is added or removed. Any substantial change in the hedging ratio is first approved by the Group Chief Financial Officer.

The Group continues to watch developments in the situation in Thailand.

The Group is also exposed, but to a lesser extent, to transactional currency risk. This risk is concentrated on the energy trading activity (commitment to deliver or take delivery of energy) for which the cash flows on raw materials are normally paid in US dollars or pounds sterling. The cash flows are generally hedged by forward currency contracts.

The transactional currency risk is managed by dedicated teams. These specialized teams centrally and continually measure exposures and implement policies and instruments to hedge or limit these risks.

Interest Rate Risk

The principal exposures to interest rates for the Group are the result of financing in euros and US dollars, which represented 84% of outstanding borrowings as of December 31, 2006.

It is the Group’s objective to reduce its financing cost by limiting the impact of changes in interest rates on our income statement. To optimize borrowing costs and/or reduce our exposure to interest rate risk, we use hedging instruments (interest rate swaps, FRAs, caps, floors, etc.) that modify the fixed/floating rate structure of our debt.

The positions are centrally managed. Rate positions are reviewed quarterly and at the time of any new financing. Any substantial change in the rate structure must receive prior approval from our Group Chief Financial Officer.

The cost of our debt is sensitive to changes in rates for all debt indexed to variable rates. The cost of our debt is also impacted by the change in market value on the financial instruments not documented as hedges pursuant to IAS

39. As of this date, none of the optional hedges contracted are recognized as a hedge under IAS 39, even if they offer an economic hedge.

As of December 31, 2006, we had a portfolio of optional hedges (caps) that are designed to protect us against an increase in the US dollar and euro short-term rates. Almost all of the optional US dollar hedges (totaling €0.8 billion) were activated in order to fix the cost of the debt, as the US dollar short term rates were higher than the capped levels. The euro optional hedges (totaling €2.1 billion) have not yet been activated, despite recent hikes in short term euro rates. However, the value of our portfolio of optional hedges appreciates when the short and long-term rates increase together.

As of December 31, 2006, after taking into account the financial instruments, approximately 57% of our outstanding borrowings was at a variable rate and 43% was at a fixed rate.

Notional amounts and market values

The tables below show the market value of financial instruments at December 31,2006, 2005 and 2004 and the notional amounts analyzed by maturity.

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

As of December 31, 2006, financial instruments held as hedges of interest rate and currency risks break down as follows:

		Notional contract amounts by maturity December 31, 2006
	Average rate	2007	2008	2009	2010	2011	> 5 years	Total	Market value
	(in € millions)
Interest rate swaps – fixed-rate borrower		701.0	266.3	572.5	403.3	196.7	496.1	2,635.9	(11.3)
	€5.9%	298.6	170.3	342.0	131.3	156.8	321.3	1,420.3	2.3
	£5.6%	1.4	15.6	1.8	150.7	1.7	19.4	190.6	(2.2)
US$	4.9%	362.8	46.6	214.7	92.9	34.1	125.0	876.1	(8.2)
Other currencies	7.0%	38.1	33.8	14.0	28.3	4.0	30.4	148.6	(3.2)
Interest rate swaps - fixed-rate lender		1,058.8	3.3	2,388.0	1,353.6	12.0	1,055.9	5,871.6	108.6
	€4.8%	1,058.8	3.3	2,342.4	1,353.6	12.0	1,055.9	5,826.0	108.6
US$	4.3%	—	—	45.6	—	—	—	45.6	—
Interest rate swaps -floating/floating		141.7	—	303.7	—	—	—	445.4	1.0
€		141.7	—	—	—	—	—	141.7	0.3
US$		—	—	303.7	—	—	—	303.7	0.7
Futures Rate Agreements – buyer		9.9	9.9	—	—	—	—	19.8	—
	€7.0%	9.9	9.9	—	—	—	—	19.8	—
Caps – buyer		96.8	3.7	981.1	600.0	—	1,160.0	2,841.6	38.5
	€4.5%	96.8	3.7	677.4	600.0	—	750.0	2,127.9	22.7
US$	4.3%	—	—	303.7	—	—	410.0	713.7	15.8
Floors – buyer		45.0	35.0	—	—	—	—	80.0	—
	€3.1%	45.0	35.0	—	—	—	—	80.0	—
Collars-cap buyer/floor seller (int.rate)		—	—	—	60.7	—	45.6	106.3	2.1
US$	5.1%-2.8%	—	—	—	60.7	—	45.6	106.3	2.1
Collars-cap seller/floor buyer (int.rate)		4.2	4.8	5.5	—	—	—	14.5	0.1
	€4.2%-3.3%	4.2	4.8	5.5	—	—	—	14.5	0.1
Cross-currency swaps (int. payments) – borrower		77.1	54.7	541.6	255.2	—	702.8	1,631.4	294.0

		Notional contract amounts by maturity December 31, 2006
	Average rate	2007	2008	2009	2010	2011	> 5 years	Total	Market value
	(in € millions)
US$		28.8	23.1	541.6	106.3	—	702.8	1,402.6	287.3
£		—	—	—	148.9	—	—	148.9	(1.8)
Other currencies		48.3	31.6	—	—	—	—	79.9	8.4
Cross-currency swaps (int. payments) – lender		61.2	31.6	53.2	201.7	229.9	—	577.6	(1.8)
€		42.3	—	—	100.0	50.0	—	192.3	39.1
US$		19.0	—	53.2	83.5	—	—	155.6	(32.7)
Other currencies		—	31.6	—	18.2	179.9	—	229.7	(8.2)
Forex swaps – borrower		1,242.4	65.0	53.6	—	57.2	2.3	1,420.4	28.5
£		403.8	26.6	—	—	—	—	430.4	(3.8)
US$		618.6	—	2.6	—	5.4	2.3	628.9	20.3
Other currencies		220.0	38.4	51.0	—	51.8	—	361.1	12.0
Forex swaps – lender		241.7	—	—	—	—	—	241.7	(0.6)
£		56.8	—	—	—	—	—	56.8	0.0
US$		181.7	—	—	—	—	—	181.7	(0.6)
Other currencies		3.3	—	—	—	—	—	3.3	(0.0)
Forward contracts – buyer		1,015.8	398.6	144.8	6.0	1.4	—	1,566.6	(32.8)
€		174.9	—	—	—	—	—	174.9	1.8
£		259.1	25.5	—	—	—	—	284.5	3.3
US$		565.8	342.5	144.8	6.0	1.4	—	1,060.5	(36.8)
Other currencies		16.1	30.6	—	—	—	—	46.7	(1.1)
Forward contracts – seller		650.9	175.4	25.5	5.8	5.7	48.1	911.5	37.0
€		10.1	5.7	5.7	5.7	5.7	48.1	80.9	20.6
£		218.6	8.2	—	—	—	—	226.8	(3.6)
US$		347.2	151.6	19.8	0.1	—	—	518.8	19.7
Other currencies		75.0	9.9	0.0	—	—	—	85.0	0.3
Currency options - purchased calls		3.1	—	—	—	—	—	3.1	0.0
US$		3.1	—	—	—	—	—	3.1	0.0
Currency options – purchased puts		12.8	—	—	—	—	—	12.8	0.3
€		0.1	—	—	—	—	—	0.1	0.1
Other currencies		12.8	—	—	—	—	—	12.8	0.2
Currency options – written puts		3.1	—	—	—	—	—	3.1	(0.0)
US$		3.1	—	—	—	—	—	3.1	(0.0)
Collars - purchased call/written put (currency)		8.5	0.6	—	—	—	—	9.1	0.1
US$		8.5	0.6	—	—	—	—	9.1	0.1
Collars - written call/purchased put (currency)		8.5	0.6	—	—	—	—	9.1	(0.2)
€		8.5	0.6	—	—	—	—	9.1	(0.2)
Total		5,382.7	1,049.4	5,069.4	2,886.3	502.9	3,510.9	18,401.7	463.4

As of December 31, 2005, financial instruments held as hedges of interest rate and currency risks break down as follows:

		Notional contract amounts by maturity December 31, 2005
	Average rate	2006	2007	2008	2009	2010	> 5 years	Total	Market value
	(in € millions)
Interest rate swaps – fixed-rate borrower		244.2	784.2	467.7	362.4	749.5	765.5	3,373.5	(74.3)
	€6.9%	104.8	340.2	183.7	103.8	471.5	376.6	1,580.7	(53.5)
	£5.6%	1.3	1.4	21.9	1.6	147.6	21.0	194.8	(10.0)
US$	4.6%	78.2	432.7	227.0	245.3	104.9	367.8	1,456.1	(4.4)
Other currencies	6.1%	59.8	9.9	35.0	11.7	25.5	—	141.9	(6.4)
Interest rate swaps - fixed-rate lender		1,226.0	483.0	82.0	2,389.9	1,350.0	1,350.0	6,880.8	309.5
	€4.4%	1,226.0	483.0	82.0	2,339.0	1,350.0	1,350.0	6,829.9	309.1
US$	4.3%	—	—	—	50.9	—	—	50.9	0.3
Interest rate swaps -floating/floating		—	141.7	—	339.1	—	—	480.8	(0.3)
€		—	141.7	—	—	—	—	141.7	0.6
US$			—	—	339.1	—	—	339.1	(0.9)
Forward Rate Agreements – buyer		119.0	—	—	—	—	—	119.0	(0.6)
	€4.9%	119.0	—	—	—	—	—	119.0	(0.6)
Forward Rate Agreements – buyer		0.4	—	—	—	—	—	0.4	0.5
	€2.1%	0.2	—	—	—	—	—	0.2	0.2
US$	1.2%	0.3	—	—	—	—	—	0.3	0.3
Caps – buyer		59.4	116.2	693.8	346.9	606.2	1,207.7	3,030.2	35.2
	€4.6%	53.9	106.8	688.7	2.4	600.0	750.0	2,201.7	21.4
US$	4.6%	4.9	3.9	5.2	344.5	6.2	457.7	822.4	13.8
Other currencies	10.5%	0.6	5.6	—	—	—	—	6.1	—
Caps – seller		39.7	—	—	—	—	—	39.7	0.2
	€6.1%	39.7	—	—	—	—	—	39.7	0.2
Floors – buyer		75.0	25.0	35.0	—	—	—	135.0	0.2
	€2.7%	75.0	25.0	35.0	—	—	—	135.0	0.2
Tunnels - cap buyer/floor seller (int. rate)		—	—	—	—	67.8	450.9	518.7	22.8
	€1.5%-4.72%	—	—	—	—	—	400.0	400.0	20.8
US$	2.64%-4.99%	—	—	—	—	67.8	50.9	118.7	2.0
Tunnels - cap seller/floor buyer (int. rate)		3.7	4.2	4.8	5.5	—	—	18.2	(0.1)
	€2.9%-3.86%	3.7	4.2	4.8	5.5	—	—	18.2	(0.1)
Cross-currency swaps (int. payments) – borrower		163.7	195.7	135.7	654.6	307.0	182.4	1,639.1	169.0
US$		45.3	101.3	68.1	642.0	161.1	110.1	1,127.8	182.4
£		—	—	—	—	145.9	—	145.9	0.6
Other currencies		118.4	94.4	67.6	12.7	—	72.3	365.4	(14.0)
Cross-currency swaps (int. payments) – lender		178.6	12.2	30.5	59.3	210.5	108.4	599.5	(14.9)
€		13.8	—	—	—	100.0	50.0	163.8	23.5
US$		39.5	—	—	59.3	93.2	—	192.1	(28.3)
£		8.2	—	—	—	—	—	8.2	(4.3)
Other currencies		117.1	12.2	30.5	—	17.2	58.4	235.4	(5.7)
Forex swaps – borrower		2,308.8	—	38.8	—	—	—	2,347.6	(25.5)
£		349.9	—	38.8	—	—	—	388.7	(0.5)
US$		1,797.6	—	—	—	—	—	1,797.6	(25.8)
Other currencies		161.3	—	—	—	—	—	161.3	0.8
Forex swaps – lender		603.9	—	—	—	—	—	603.9	7.8
US$		595.3	—	—	—	—	—	595.3	7.7
Other currencies		8.6	—	—	—	—	—	8.6	0.1
Forward contracts – buyer		655.8	199.8	63.5	1.7	—	1.1	921.9	1.2
€		319.2	—	—	—	—	—	319.2	(6.8)
£		53.8	37.0	3.1	—	—	—	93.8	1.7
US$		259.3	157.4	59.8	1.7	—	1.1	479.4	6.7
Other currencies		23.6	5.4	0.6	—	—	—	29.6	(0.4)
Forward contracts – seller		452.0	86.6	10.2	6.1	6.1	58.0	619.0	14.0
€		8.6	6.1	6.1	6.1	6.1	58.0	91.0	18.9
£		214.2	54.1	3.6	—	—	—	271.9	(0.9)
US$		123.7	24.9	—	—	—	—	148.6	(2.8)
Other currencies		105.4	1.5	0.5	—	—	—	107.5	(1.2)
Currency options - purchased calls		18.6	—	—	—	—	—	18.6	0.5
£		5.9	—	—	—	—	—	5.9	0.1
US$		12.7	—	—	—	—	—	12.7	0.5

		Notional contract amounts by maturity December 31, 2005
	Average rate	2006	2007	2008	2009	2010	> 5 years	Total	Market value
	(in € millions)
Currency options - written calls		33.9	—	—	—	—	—	33.9	(1.0)
US$		33.9	—	—	—	—	—	33.9	(1.0)
Currency options - purchased puts		25.4	—	—	—	—	—	25.4	0.4
US$		25.4	—	—	—	—	—	25.4	0.4
Tunnels - purchased call/written put (currency)		2.3	8.5	0.6	—	—	—	11.4	0.1
US$		2.3	8.5	0.6	—	—	—	11.4	0.1
Tunnels - written call/purchased put (currency)		2.3	8.5	0.6	—	—	—	11.4	—
US$		2.3	8.5	0.6	—	—	—	11.4	—
Total		6,212.5	2,065.8	1,563.2	4,165.5	3,297.1	4,124.0	21,428.1	444.6

As of December 31, 2004, financial instruments held as hedges of interest rate and currency risks break down as follows:

		Notional contract amounts by maturity December 31, 2004
	Average rate	2005	2006	2007	2008	2009	> 5 years	Total	Market value
	(in € millions)
Interest rate swaps – fixed rate borrower		1,316.1	175.0	725.2	430.3	265.2	746.7	3,658.5	(78.1)
€	5.0%	611.6	68.6	311.5	177.6	92.9	340.5	1,602.7	(19.7)
£	6.0%	171.4	1.3	1.4	21.3	1.5	163.9	360.8	(9.4)
US$	4.6%	417.1	90.2	400.9	219.4	157.6	201.9	1,487.1	(36.0)
Other currencies	4.8%	116.0	14.9	11.4	12.0	13.2	40.4	207.9	(13.0)
Interest rate swaps – fixed rate lender		219.4	67.8	41.7	84.2	2,856.8	3,411.9	6,681.8	111.6
€	4.8%	161.3	67.8	41.7	84.2	2,812.7	3,411.9	6,579.6	107.9
US$	5.8%	58.1	–	–	–	44.1	–	102.2	3.7
Interest rate swaps – floating/floating		3.7	–	112.2	–	293.7	–	409.6	1.8
€	–	3.7	–	93.2	–	–	–	96.9	0.8
US$	–	–	–	19.0	–	293.7	–	312.7	1.0
FRA (Forward Rate Agreement) – purchaser		158.7	119.0	–	–	–	–	277.7	(1.5)
€	4.8%	158.7	119.0		–	–	–	277.7	(1.5)
Caps – purchaser		120.4	58.1	110.2	18.1	682.1	1,605.3	2,594.2	167.4
€	4.7%	39.3	53.9	106.8	13.7	677.4	1,600.0	2,491.1	167.2
US$	8.3%	81.1	4.2	3.4	4.4	4.7	5.3	103.1	0.2
Caps – vendor		91.1	39.7	–	–	–	–	130.8	–
€	6.1%	39.7	39.7	–	–	–	–	79.4	–
US$	7.8%	51.4	–	–	–	–	–	51.4	–
Floors – purchaser		90.0	15.0	–	–	–	1,000.0	1,105.0	(18.8)
€	1.6%	90.0	15.0	–	–	–	1,000.0	1,105.0	(18.8)
Collars – cap purchaser/floor vendor		123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)
US$	4.7%–6.2%	123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)
Collars – cap vendor/floor purchaser		3.2	3.7	4.2	4.8	5.5	–	21.4	0.3
€	2.4%–3.4%	3.2	3.7	4.2	4.8	5.5	–	21.4	0.3
Currency swaps – by currency borrowed		36.4	56.0	183.5	36.7	545.5	355.2	1,213.3	218.0
US$		32.3	36.7	50.9	36.7	482.6	213.4	852.6	121.6
£							141.8	141.8	13.1
Other currencies		4.1	19.3	132.6	–	62.9		218.9	83.3
Currency swaps – by currency lent		108.1	162.4	88.5	27.9	103.7	247.2	737.8	9.3
€		63.2	13.8	–	–	–	150.0	227.0	47.2
US$		37.2	24.8	–	–	51.4	80.8	194.2	(32.1)
£		7.7	8.0					15.7	(1.0)
Other currencies		–	115.8	88.5	27.9	52.3	16.4	300.9	(4.8)
Foreign exchange swaps – by currency borrowed		1,809.7	11.9	13.2	71.3	27.8	63.3	1,997.2	34.1
£		662.1	–	–	19.9	–	–	682.0	3.4
US$		906.4	–	–	36.4	–	63.3	1,006.1	28.1
Other currencies		241.2	11.9	13.2	15.0	27.8		309.1	2.6
Foreign exchange swaps – by currency lent		120.1	9.4	10.9	–	–	–	140.4	(25.7)
£		50.4	–	–	–	–	–	50.4	(0.1)
US$		66.1	9.4	–	–	–	–	75.5	(24.4)
Other currencies		3.6	–	10.9	–	–	–	14.5	(1.2)
Forward contracts – by currency purchased		277.1	138.0	83.1	7.8	–	1.0	507.0	(37.6)
£		55.8	45.7	35.9	3.0	–	–	140.4	(3.3)
US$		187.8	92.3	47.2	4.8	–	1.0	333.1	(43.9)
Other currencies		33.5						33.5	9.6
Forward contracts – by currency sold		406.2	62.6	24.8	7.3	5.3	55.5	561.7	68.9

		Notional contract amounts by maturity December 31, 2004
	Average rate	2005	2006	2007	2008	2009	> 5 years	Total	Market value
	(in € millions)
€		3.5						3.5	–
£		148.0	37.2	18.0	1.5	–	–	204.7	4.0
US$		166.6	17.3	5.3	5.3	5.3	55.5	255.3	65.7
Other currencies		88.1	8.1	1.5	0.5			98.2	(0.8)
Currency options – call purchaser		367.1	–	–	–	–	–	367.1	20.3
US$		367.1	–	–	–	–	–	367.1	20.3
Currency options – call vendor		193.5	–	–	–	–	–	193.5	0.1
Other currencies		193.5	–	–	–	–	–	193.5	0.1
Currency options – put purchaser		5.5	–	–	–	–	–	5.5	0.2
US$		5.5	–	–	–	–	–	5.5	0.2
Collars – call vendor		10.3	–	–	–	–	–	10.3	(0.3)
US$		10.3	–	–	–	–	–	10.3	(0.3)
TOTAL		5,459.9	921.7	1,401.4	691.5	4,788.2	7,508.1	20,770.8	462.2

Derivatives on unlisted equity instruments

We have entered into commitments to buy or sell equity instruments that are not quoted on an active market. These commitments meet the definition of a derivative as set out in IAS 32/IAS 39.

The main commitments outstanding at December 31, 2006 are the commitment regarding Electrabel Customer Solutions shares and the commitments regarding shares held in the capital of mixed inter-municipal companies. Note 27 to our Consolidation Financial Statements describes in detail these commitments.

Commodity risk

Hedging transactions

In the normal course of business, we are exposed to fluctuations in commodity prices, in particular in the natural gas, electricity, oil and coal markets.

In 2006, the growing liquidity of these markets enabled us to set up cash flow hedges using derivative instruments purchased on the market or over-the-counter, including futures, forward contracts and options. They comprise both contracts settled net and contracts requiring delivery of the underlying. The instruments are used to protect us against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.

Notional amounts and maturities

Derivatives held to manage our exposure to changes in commodity prices are presented below at their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

	Notional amounts (net)* at December 31, 2006
Commodity derivatives	2007	2008	2009	2010	2011	> 5 years	Total
	(in millions of MMBTU)
NATURAL GAS AND ELECTRICITY	(149.0)	(166.7)	(36.4)	(21.0)	(4.0)		(377.1)
Swaps	(178.4)	(173.4)	(40.6)	(22.9)	(4.9)		(420.2)
Options
Forwards/futures	29.4	6.7	4.2	1.9	0.9		43.1
FUEL, GAS OIL, HEATING OIL, COAL AND NICKEL	99.7	113.4	29.3				242.4
Swaps	99.7	107.0	29.3				236.0
Options		6.4					6.4
Forwards/futures
Total	(49.3)	(53.3)	(7.1)	(21.0)	(4.0)		(134.7)

*	Long position/(short position).

Fair value and maturities

The fair values of derivatives held to manage our exposure to changes in commodity prices at December 31, 2006 are analyzed below based on contract maturities:

	Fair value at December 31, 2006
Commodity derivatives	2007	2008	2009	2010	2011	> 5 years	Total
	(in € millions)
NATURAL GAS AND ELECTRICITY	(70.6)	(40.1)	(37.2)	(39.4)	(3.7)		(191.0)
Swaps	(56.4)	(46.4)	(40.3)	(39.7)	(3.3)		(186.1)
Options
Forwards/futures	(14.2)	6.3	3.1	0.3	(0.4)		(4.9)
FUEL, GAS OIL, HEATING OIL, COAL AND NICKEL	149.7	116.0	3.0				268.7
Swaps	148.1	97.8	3.0				248.9
Options	1.6	18.2					19.8
Forwards/futures
Total	79.1	75.9	(34.2)	(39.4)	(3.7)		77.7

Changes in fair value

Changes in fair value of commodity derivatives recognized in equity and in income are set out below:

	December 31, 2006
Commodity derivatives	Gains and losses recognized in equity in 2006 – effective portion of the hedge	Gains and losses reclassified from equity into income 2006	Gains and losses recognized in income in 2006 – ineffective portion of the hedge
	(in € millions)	(in € millions)	(in € millions)
NATURAL GAS AND ELECTRICITY	1,346.0	(527.8)	(33.5)
Swaps	117.5	(73.0)	(37.1)
Options	—	—	—
Forwards/futures	1,228.5	(454.8)	3.6
FUEL, GAS OIL, HEATING OIL, COAL AND NICKEL	(398.0)	227.1	(22.3)
Swaps	5.1	10.4
Options	1.6	—	—
Forwards/futures	(404.7)	216.7	(22.3)
Total	948.0	(300.7)	(55.9)

In accordance with IAS 39, cumulative gains and losses on cash flow hedges recognized in equity are reclassified into income when the hedged item affects income. The fair values taken to equity are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

Energy trading

We enter into spot and forward transactions for natural gas, electricity and various oil products on organized markets and over-the-counter. It also offers commodity risk management services to customers. These transactions are executed in Europe and in the United States using various instruments. Derivative instruments used include: (a) futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts. We use commodity derivatives to optimize the prices offered to customers and also in connection with proprietary trading positions.

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

The contribution of trading activities to our income from operating activities was €151 million in 2006 compared with €105 million in 2005. The contribution of trading activities corresponds to the net margin on these transactions after brokerage fees.

Notional amounts

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) :

Notional amounts (net)* at December 31, 2006

Commodity derivatives	39.6

*	Long position/(short position).

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

More detailed information is available in Note 27.5.2 to our Consolidation Financial Statements.

Fair value

The following table shows the fair values of derivative instruments used in energy trading activities at December 31, 2006, 2005 and 2004, respectively.

	Fair value at December 31, 2006*	Fair value at December 31, 2005*	Fair value at December 31, 2004
	(in € millions)
Natural gas and electricity	78.4	55.3	21.8
Fuel, gas oil and heating oil	6.8	36.0	2.6
Crude oil	(0.4)	(7.0)	(0.4)
Environment (CO2)	22.4	21.3	—
Total	107.2	105.6	24.0

(*)	Foreign currency impacts relating to trading transactions, representing a negative €4.0 million in 2006 and a negative €1.9 million in 2005, are not shown in the table.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

Fair values of derivatives held by us at December 31, 2006 as part of our energy trading activities, analyzed by valuation method and maturity and the change in fair value are described in Note 27.5.2 to our Consolidated Financial Statements.

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

	December 31, 2006	2006 average(a)	2005 average(a)	2004 average(a)	2006 high(b)	2006 low(b)
	(in € millions)
Value at Risk	5.2	5.8	2.5	2.7	10.1	3.6

(a)	Average of daily VaR figures.
(b)	Based on month-end highs and lows observed in 2006.

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

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts) and their maturities:

	Notional amounts (net)* at December 31, 2006
Commodity derivatives	2007	2008	2009	2010	2011	> 5 years	Total
	(in millions of MMBTU)
Economic hedges not qualifying for hedge accounting under IAS 39	47.4	63.7	0.3	1.2	0.5		113.1
Arbitrage and optimization contracts	13.7	8.6	6.7				29.0
Other contracts qualifying as derivatives	(30.3)	(17.4)	(13.8)	(11.5)	(10.0)	(17.3)	(100.3)
Embedded derivatives	2.1	(3.2)	19.9	17.6	17.6	35.3	89.3
Total	32.9	51.7	13.1	7.3	8.1	18.0	131.1

*	long position/(short position)

Fair value and maturities

The following table shows the fair values of commodity derivatives at December 31, 2006 by maturity:

Commodity derivatives	Fair value at December 31, 2006						Total fair value
	2007	2008	2009	2010	2011	> 5 years
	(in € millions)*
Economic hedges not qualifying for hedge accounting under IAS 39	(106.0)	(82.3)	(14.3)	(1.0)	(0.7)		(204.3)
Arbitrage and optimization contracts	(90.4)	(0.7)	3.4				(87.7)
Other contracts qualifying as derivatives	(26.0)	(8.7)	(0.3)				(35.0)
Embedded derivatives	(27.9)	(26.2)	(8.7)	(9.0)	(8.0)	(14.0)	(93.8)
Total	(250.3)	(117.9)	(19.9)	(10.0)	(8.7)	(14.0)	(420.8)

*	Fair value excluding adjustments to reflect credit risk and liquidity risk.

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

At December 31, 2006, 96.2% of our exposure to credit risk concerned counterparties rated investment grade:

	2006
	Investment Grade(a)	Total
	(in € millions)
Counterparties	1,516.2	1,575.9

(a)
“Investment Grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

Country risk

During 2005, we considered that it would be appropriate to hedge our exposure to country risk with respect to our investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of our investments as the discount factors used in calculations would be higher. In order to protect ourselves against this country risk, we have purchased credit default swaps. With these swaps, we pay a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a US$-denominated Brazilian government bond, in the event of a “credit event” (default, restructuring, acceleration, etc.) affecting Brazil. The nominal amount of this protection involved is US$ 300 million, of which US$ 200 million matures between March and September 2007, and US$ 100 million matures in March 2009.

At December 31, 2006, the market value of these swaps, which do not meet the hedging documentation requirements under IAS 39, is a negative €3 million (including the portion of outstanding premiums).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2006, the Group, under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). The Group’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Group’s Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Group’s Chief Executive Officer and Chief Financial Officer also concluded that the Group’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Group in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Group’s management, including the Chief Executive and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in the Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.  The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Group;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Group’s management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006.  In making this assessment, the Group’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on its assessment, management believes that, as of December 31, 2006, the Group’s internal control over financial reporting is effective based on those criteria.

The Group’s independent auditors have issued an audit report on our assessment of the Group’s internal control over financial reporting.  This report follows below.

Report of Independent Registered Public Accounting Firms

DELOITTE & ASSOCIES 185, avenue Charles de Gaulle BP 136 92203 Neuilly-sur-Seine Cedex S.A. au capital de € 1.723.040 Commissaire aux Comptes Membre de la Compagnie de Versailles	ERNST & YOUNG et Autres 41, rue Ybry 92576 Neuilly-sur-Seine Cedex S.A.S. à capital variable minimal de € 37.000 Commissaire aux Comptes Membre de la Compagnie de Versailles

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Directors of Suez S.A.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Suez S.A. and subsidiaries (“the Group”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting, as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Group and our report dated June 29, 2007 expressed an unqualified opinion thereon and included two explanatory paragraphs : 1) relating to the Group’s change in the method of accounting for actuarial gains and losses resulting from defined benefit post-employment pension plans and its change in the method of accounting for financial instruments as discussed in Notes 1 and 24 of the consolidated financial statements; and 2) noting that International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America, as presented in Notes 40 and 41 of the consolidated financial statements.

DELOITTE & ASSOCIES	ERNST &YOUNG et Autres
/s/ Jean-Paul PICARD	/s/ Nicole MAURIN

Neuilly-sur-Seine
June 29, 2007

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all three members of our audit committee qualify as financial experts. See Item 6A, “Sub-Committees of the Board of Directors”.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Executive Vice-Presidents and other Group financial officers. It can be accessed on our website (www.suez.com) under the heading “Ethics”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young et Autres and Deloitte & Associés have served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2006, for which audited Consolidated Financial Statements appear in this annual report on Form 20-F.

The following table sets forth audit and other fees paid to members of audit firms by us in 2006 and 2005:

	Ernst & Young et Autres				Deloitte & Associés
	January 1, 2006 to December 31, 2006 Amount	January 1, 2005 to December 31, 2005 Amount	% 2006	% 2005	January 1, 2006 to December 31, 2006 Amount	January 1, 2005 to December 31, 2005 Amount	% 2006	% 2005
Audit
Audit fees (statutory audit, certification, review of individual and Consolidated Financial Statements) (1)	17,529	11,589	90.5	83.6	26,666	16,173	88.5	76.9
Audit-related fees (1)	1,631	1,763	8.4	12.7	2,576	3,340	8.5	15.9
Sub-total	19,160	13,352	98.9	96.3	29,242	19,513	97.0	92.8
Other services
Tax fees	145	314	0.7	2.3	707	538	2.3	2.6
All other fees	73	204	0.4	1.4	197	976	0.7	4.6
Sub-total	218	518	1.1	3.7	904	1,514	3.0	7.2
TOTAL (2)	19,378	13,870	100	100	30,146	21,027	100	100

(1)	Includes the 2006 audit of the Internal Control procedures of the Group for an amount of € 10.9 million for Deloitte & Associés and € 7.0 million for Ernst & Young et Autres.

(2)
The amounts included with respect to entities which are consolidated by the proportionate method mainly relate to statutory audits and are € 0.3 million and € 0.1 million for Ernst & Young et Autres in 2006 and 2005, respectively, and € 1.5 million and € 1.3 million for Deloitte & Associés in 2006 and 2005, respectively.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of Fiscal Year	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (€)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2006	610,450	28.3	610,450	101,436,089
February 2006	1,598,829	30.5	1,598,829	99,837,260
March 2006	3,015,636	33.7	3,015,636	96,821,624
April 2006	458,383	31.8	458,383	96,363,241
May 2006	260,000	30.9	260,000	96,103,241
June 2006	108,642	30.0	108,642	95,994,599
July 2006	350,938	31.6	350,938	95,643,661
August 2006	448,271	32.6	448,271	95,195,390
September 2006	994,797	33.9	994,797	94,200,593
October 2006	1,263,858	34.8	1,263,858	92,936,735
November 2006	157,253	35.1	157,253	92,779,482
December 2006	944,653	37.8	944,653	91,834,829

(1)
By resolution, the shareholders Meeting of May 13, 2005 authorized the Company to buy and sell the Company's own shares on the market for a period of 18 months (prospectus under visa of the Autorité des Marchés Financiers (AMF) n° 05-256 of April 13, 2005). Between January 1, 2006 and May 5, 2006, Suez purchased 3,439,203 shares and 3,188,203 shares.

By resolution, the Shareholders Meeting of May 5, 2006 cancelled and replaced the previous resolution and authorized the Company to buy and sell its own shares for a period of 18 months. Pursuant to this resolution, between May 5, 2006 and December 31, 2006, Suez purchased 4,528,412 shares and sold 6,193,412 shares.

(2)
Based on 10% of the Company's share capital, and after deducting the shares held by the Company for cancellation and to cover the share purchase option plans for Company employees, as well as after deducting the shares held by the subsidiaries.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See pages F-4 through F-159 for the Consolidated Financial Statements of SUEZ.

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets for the years ended December 31, 2006, 2005 and 2004	F-4
Consolidated Income Statements for the years ended December 31, 2006, 2005 and 2004	F-5
Consolidated Cash Flow Statements for the years ended December 31, 2006, 2005 and 2004	F-6
Consolidated Statements of Changes in Equity for the years ended December 31, 2006, 2005 and 2004	F-7
Notes to the Consolidated Financial Statements	F-8

ITEM 18.  FINANCIAL STATEMENTS AND INDEX TO FINANCIAL STATEMENTS

Not applicable.

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

12.1    Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2    Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.      Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18USC 1350).

14.      Consent of Ernst & Young et Autres and Deloitte & Associés.

1Incorporated by reference to Exhibits 2.1 and 4(c)1 through 4, respectively, to the Company’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 29, 2001.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its Annual Report on its behalf.

SUEZ

By:	/s/ Gérard Mestrallet
Name: Gérard Mestrallet
Title: Chief Executive Officer

Dated:  June 29, 2007

DELOITTE & ASSOCIES 185, avenue Charles de Gaulle BP 136 92203 Neuilly-sur-Seine Cedex S.A. au capital de € 1.723.040 Commissaire aux Comptes Membre de la Compagnie de Versailles	ERNST & YOUNG et Autres 41, rue Ybry 92576 Neuilly-sur-Seine Cedex S.A.S. à capital variable minimal de € 37.000 Commissaire aux Comptes Membre de la Compagnie de Versailles

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Directors of Suez S.A.

We have audited the accompanying consolidated balance sheets of Suez S.A. and its subsidiaries (the "Group") as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, changes in equity, and cash flow for each of the years then ended.  These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Suez S.A. and subsidiaries as of December 31, 2006, 2005 and 2004, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards adopted by the European Union.

As discussed in Notes 1 and 24 to the consolidated financial statements, effective January 1, 2004, the Group has changed its method of accounting for actuarial gains and losses resulting from defined benefit post-employment pension plans to adopt the provisions of International Accounting Standard (“IAS”) No. 19, “Employee Benefits,” as amended.  As discussed in Note 1 to the consolidated financial statements, the Group changed its method of accounting for financial instruments to adopt the provisions of IAS No. 32, “Financial Instruments: Disclosure and Presentation,” and IAS No. 39, “Financial Instruments: Recognition and Measurement,” effective January 1, 2005.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Notes 40 and 41 of the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2007 expressed an unqualified opinion thereon.

DELOITTE & ASSOCIES	ERNST &YOUNG et Autres
/s/ Jean-Paul PICARD	/s/ Nicole MAURIN

Neuilly-sur-Seine
June 29, 2007

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS In millions of euros	Notes	December 31, 2006	December 31, 2005	December 31, 2004

NON-CURRENT ASSETS
Intangible assets, net	15	3,488.1	3,453.5	3,352.9
Goodwill	14	13,404.6	13,033.2	5,322.3
Property, plant and equipment, net	16.1	21,002.8	20,212.4	19,366.7
Available-for-sale securities	19.1	2,816.5	2,671.5	1,654.7
Loans and receivables carried at amortized cost	19.3	2,170.1	2,440.2	2,036.3
Derivative instruments (incl. commodity derivatives)	19.2	1,014.1	2,145.9
Investments in associates	17	1,259.7	3,154.9	2,922.6
Other non-current assets	21	778.8	1,686.5	1,727.8
Deferred tax assets	12.3	871.0	1,225.2	756.8
TOTAL NON-CURRENT ASSETS		46,805.7	50,023.3	37,140.1

CURRENT ASSETS

Available-for-sale securities	19.1			1,232.7
Loans and receivables carried at amortized cost	19.3	298.8	194.0	584.6
Derivative instruments (incl. commodity derivatives)	19.2	3,318.6	4,533.3
Trade and other receivables	19.4	10,412.2	10,394.7	9,733.9
Inventories	20	1,483.4	1,344.8	1,145.7
Other current assets	21	2,336.6	2,693.1	3,130.8
Financial assets at fair value through income	19.5	833.0	885.6	412.9
Cash and cash equivalents	26	7,946.3	10,374.4	6,911.6
TOTAL CURRENT ASSETS		26,628.9	30,419.8	23,152.2

TOTAL ASSETS		73,434.6	80,443.1	60,292.3

Shareholders' equity	22	19,503.8	16,255.9	7,773.8
Minority interests		3,060.0	2,567.3	5,054.4
TOTAL EQUITY		22,563.8	18,823.2	12,828.2

NON-CURRENT LIABILITIES

Provisions	23	8,419.7	9,118.8	8,543.9
Long-term borrowings	26	13,000.6	16,406.9	16,251.6
Derivative instruments (incl. commodity derivatives)	25.2	711.7	2,191.7
Other financial liabilities	25.4	467.5	858.5	443.1
Other non-current liabilities		917.3	949.5	1,080.5
Deferred tax liabilities	12.3	1,444.5	1,165.8	964.4
TOTAL NON-CURRENT LIABILITIES		24,961.3	30,691.2	27,283.5

CURRENT LIABILITIES

Provisions	23	1,366.1	1,724.4	1,872.3
Short-term borrowings	26	6,678.5	9,079.9	4,001.5
Derivative instruments (incl. commodity derivatives)	25.2	3,369.5	5,188.9
Trade and other payables	25.3	9,209.4	10,078.8	9,204.2
Other current liabilities		5,286.0	4,856.7	5,102.6
TOTAL CURRENT LIABILITIES		25,909.5	30,928.7	20,180.6
TOTAL EQUITY AND LIABILITIES		73,434.6	80,443.1	60,292.3

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED INCOME STATEMENTS

In millions of euros	Notes	December 31, 2006	December 31, 2005	December 31, 2004

Revenues	4	44,289.2	41,488.9	38,057.7
Other operating income	6	919.6	957.9	1,155.5
Purchases		(21,010.0)	(18,678.7)	(16,136.5)
Personnel costs	5	(7,640.8)	(7,902.9)	(7,831.9)
Depreciation, amortization and provisions	7	(1,684.8)	(1,701.9)	(1,636.9)
Other operating expenses	6	(10,376.7)	(10,261.1)	(9,871.2)
Income from operating activities before mark-to-market on
commodity contracts other than trading instruments,
impairment, restructuring costs and disposals of assets,
net		4,496.5	3,902.2	3,736.7

Mark-to-market on commodity contracts other than trading
instruments	27	17.1	(151.1)	0.0
Impairment	8	(150.3)	(657.9)	(268.2)
Restructuring costs	9	(88.8)	(101.5)	(73.8)
Disposals of assets, net	10	1,093.1	1,529.9	144.9
INCOME FROM OPERATING ACTIVITIES		5,367.6	4,521.6	3,539.6

Financial expenses		(1,610.6)	(1,582.2)	(1,658.6)
Financial income		879.6	856.9	579.5
Financial loss	11	(731.0)	(725.3)	(1,079.1)

Income tax expense	12	(815.1)	(585.3)	(926.0)
Share in net income of associates	17	372.7	565.5	276.9
Net income from discontinued operations	2			716.4
NET INCOME		4,194.2	3,776.5	2,527.8
Minority interests		587.9	1,263.8	831.4
Net income Group share		3,606.3	2,512.7	1,696.4
Earnings per share	13	2.86	2.39	1.70
Diluted earnings per share	13	2.83	2.36	1.69
Diluted earnings per share from continuing operations	13	2.83	2.36	0.98

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED CASH FLOW STATEMENTS

In millions of euros	December 31, 2006	December 31, 2005	December 31, 2004

Net income	4,194.2	3,776.5	2,527.8
- Share in net income of associates	372.7	565.5	281.7
+ Dividends received from associates	355.7	467.1	531.6
- Net depreciation, amortization and provisions	(1,743.3)	(2,242.7)	(1,770.0)
- Net capital gains on disposals (incl. reversals of provisions)	1,097.7	1,652.9	177.8
- Net income from discontinued operations			716.4
- Mark-to-market on commodity contracts other than trading instruments	17.1	(151.1)
- Other items with no cash impact	(31.7)	(21.4)	(22.2)
- Income tax expense	(815.1)	(585.3)	(926.0)
- Financial loss	(731.0)	(725.3)	(1,079.1)
Cash generated from operations before income tax and working capital requirements	6,383.5	5,750.9	5,680.8

+ Tax paid	(985.4)	(722.9)	(729.3)

Change in working capital requirements	(225.9)	797.5	18.6

Cash flow from (used in) operating activities (3)	5,172.2	5,825.5	4,970.1

Acquisitions of property, plant and equipment and intangible assets	(2,367.6)	(2,667.1)	(2,036.7)
Acquisitions of entities net of cash and cash equivalents acquired (1)	(1,088.2)	(9,060.2)	(520.0)
Acquisitions of available-for-sale securities	(315.6)	(526.6)	(159.6)
Disposals of property, plant and equipment and intangible assets	181.8	355.0	341.0
Disposals of entities net of cash and cash equivalents sold	2,009.9	1,972.9	1,598.5
Disposals of available-for-sale securities	777.8	650.1	733.0
Interest received on non-current financial assets	151.3	69.8	137.6
Dividends received on non-current financial assets	288.7	134.3	104.8
Change in loans and receivables originated by the Group and other	(4.0)	79.7	(74.6)

Cash flow from (used in) investing activities (3)	(365.9)	(8,992.0)	124.0

Dividends paid	(1,720.9)	(1,521.6)	(1,490.2)
Repayment of borrowings and long-term debt	(8,744.0)	(3,245.8)	(7,926.6)
Change in financial assets at fair value through income	346.3	(538.4)	(20.1)
Interest paid	(1,081.4)	(1,029.2)	(1,283.1)
Interest received on cash and cash equivalents	326.9	347.3	185.7
Increase in borrowings and long-term debt	3,538.3	8,515.5	2,114.0
Increase in capital (1)	162.4	2,962.1	318.4
Assignment of litigious receivables		995.4
Treasury stock movements	234.3	2.9	18.5
Cash flow from (used in) financing activities	(6,938.1)	6,488.3	(8,083.4)

Effect of changes consolidation method, exchange rates and other	(296.3)	166.3	97.7

TOTAL CASH FLOW FOR THE PERIOD	(2,428.1)	3,488.2	(2,891.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD (2)	10,374.4	6,886.2	9,803.1
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,946.3	10,374.4	6,911.6

In 2005 :
(1)	Excluding 2,414 million corresponding to the issue of SUEZ shares as part of the tender offer for Electrabel.
(2)	Negative impact of first-time adoption of IAS 32/39 on the opening balance sheet: €25.4 million.

In 2004 :
(3)	For the impact of the 2004 discontinued operations refer also to Note 2.3.1 of our Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of euros except share amounts	Number of shares	Share capital	Additional paid-in capital	Consolidated reserves and net income	Fair value adjustments and other	Treasury stock	Cumulative translation adjustment	Shareholders' equity	Minority interests	TOTAL

Equity under French GAAP at December 31, 2003	1,007,679,806	2,015.3	6,470.0	1,021.7		(372.6)	(2,238.8)	6,895.6	4,847.3	11,742.9

Impact of the first-time adoption of IFRS at Jan. 1, 2004				(2,185.8)			2,238.8	53.0	327.9	380.9

Equity under IFRS at January 1, 2004	1,007,679,806	2,015.3	6,470.0	(1,164.1)		(372.6)		6,948.6	5,175.2	12,123.8

Translation adjustments							(156.2)	(156.2)	42.1	(114.1)
Impact of discontinuation of the "corridor method" (IAS 19)					(89.5)			(89.5)	(34.3)	(123.8)
Deferred taxes					25.8			25.8	10.0	35.8

Net income				1,697.0		(0.6)		1,696.4	831.4	2,527.8

Conversion of bonds	4,222	0.0	0.1					0.1		0.1
Shares issued for employees and share-based payment	12,781,358	25.6	151.7	17.8				195.1		195.1
Dividends paid				(859.1)		0.6		(858.5)	(631.7)	(1,490.2)
Net acquisitions of treasury stock				(1.8)		20.3		18.5		18.5
Other changes				(6.5)				(6.5)	(338.3)	(344.8)

Equity under IFRS at December 31, 2004	1,020,465,386	2,040.9	6,621.8	(316.7)	(63.7)	(352.3)	(156.2)	7,773.8	5,054.4	12,828.2

First-time adoption of IAS 32/39				(364.9)	629.1	(3.0)	(68.9)	192.3	49.6	241.9

Available-for-sale financial assets					64.6			64.6	(33.7)	30.9
Net investment hedges					(117.7)			(117.7)	11.9	(105.8)
Cash flow hedges					(24.0)			(24.0)	9.7	(14.3)
Commodity cash flow hedges					(406.3)			(406.3)	(15.6)	(421.9)
Actuarial gains and losses					(261.5)			(261.5)	20.3	(241.2)
Deferred taxes					246.2			246.2	(8.5)	237.7
Assignment of litigious receivables				995.4				995.4		995.4
Translation adjustments					(29.4)		817.4	788.0	126.0	914.0

Net income				2,512.7				2,512.7	1,263.8	3,776.5

Conversion of bonds	11,665,701	23.3	183.5					206.8		206.8
Shares issued for employees and share-based payment	17,315,417	34.6	266.2	35.5				336.3		336.3
Increase in capital	221,309,751	442.6	4,307.4					4,750.0		4,750.0
Dividends paid				(806.7)				(806.7)	(714.5)	(1,521.2)
Net acquisitions of treasury stock				3.3		(0.4)		2.9		2.9
Other changes				3.1				3.1	(3,196.1)	(3,193.0)

Equity under IFRS at December 31, 2005	1,270,756,255	2,541.4	11,378.9	2,061.7	37.3	(355.7)	592.3	16,255.9	2,567.3	18,823.2

Available-for-sale financial assets					290.4			290.4	3.2	293.6
Net investment hedges					42.4			42.4	0.0	42.4
Cash flow hedges					87.3			87.3	2.6	89.9
Commodity cash flow hedges					658.5			658.5	(18.5)	640.0
Actuarial gains and losses					52.4			52.4	2.0	54.4
Deferred taxes					(318.3)			(318.3)	4.0	(314.3)
Translation adjustments					30.2		(349.9)	(319.7)	(77.8)	(397.5)

Net income				3,606.3				3,606.3	587.9	4,194.2

Shares issued for employees and share-based payment	6,388,344	12.8	149.3	42.9				205.0		205.0
Non-cash capital increase	299,804	0.6	6.2					6.8		6.8
Dividends paid				(1,260.2)				(1,260.2)	(460.7)	(1,720.9)
Net acquisitions of treasury stock				10.7		223.5		234.2		234.2
Other changes				(37.2)				(37.2)	450.0	412.8

Equity under IFRS at December 31, 2006	1,277,444,403	2,554.8	11,534.4	4,424.2	880.2	(132.2)	242.4	19,503.8	3,060.0	22,563.8

The accompanying notes are an integral part of these consolidated statements.

NOTE – 1.	Summary of significant accounting policies

On March 7, 2007, the Board of Directors of SUEZ approved and authorized for issue the consolidated financial statements of SUEZ and its subsidiaries for the year ended December 31, 2006.

I – BASIS OF PREPARATION

Pursuant to European Regulation (EC) 809/2004 dated April 29, 2004 regarding prospectuses, financial information concerning the assets, liabilities, financial position, and profit and loss of SUEZ has been provided for the last three reporting periods (ended December 31, 2004, 2005 and 2006) and have been prepared in accordance with the European Regulation (EC) 1606/2002 on International Accounting Standards (IFRS) dated July 19, 2002. The Group’s consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with IFRS as published by the International Accounting Standards Board (IASB) and adopted for use in the European Union at that date.

At December 31, 2006, IFRIC 12 was still being reviewed by the European Union.

As SUEZ does not consider the interpretation to be incompatible with the current standards adopted, it believes that the provisions set out therein could be used as guidance.1

The accounting policies applied in the consolidated financial statements for the year ended December 31, 2006 are consistent with those used to prepare the consolidated financial statements for the year ended December 31, 2005, with the exception of:

IFRS standards and IFRIC interpretations applicable for 2006 annual financial statements:

•	IAS 19 – Employee Benefits, amendment to IAS 19;

•	IAS 21 – The Effect of Changes in Foreign Exchange Rates, Net Investment in a Foreign Operation amendment;

•	IAS 39 – Financial Instruments: Recognition and Measurement, Fair Value Option amendment;

•	IAS 39 – Financial Instruments: Recognition and Measurement, Financial Guarantee Contracts amendment;

•	IAS 39 – Financial Instruments: Recognition and Measurement, Cash Flow Hedge Accounting of Forecast Intra-group Transactions amendment;

•	IFRS 6 – Exploration for and Evaluation of Mineral Resources;

•	IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;

1As stipulated in the comments concerning certain Articles of European Regulation (EC) 1606/2002 of the European Parliament and of the Council on the application of international accounting standards, the Fourth Council Directive 78/660/EEC of July 25, 1978 and the Seventh Council Directive 83/349/EEC of June 13, 1983 on accounting, as released in November 2003.

•	IFRIC 6 – Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

In respect of the amendment to IAS 19, the Group decided to discontinue the corridor method and to elect the option whereby actuarial gains and losses resulting from changes in actuarial assumptions are recognized directly in equity in a statement of recognized income and expense (SORIE). This represents a change in accounting method applied retrospectively as from January 1, 2004.

Adoption of other standards, interpretations and amendments did not have any impact on the consolidated financial statements.

IFRS standards and IFRIC interpretations effective after 2006 that SUEZ has elected to early adopt:

On November 30, 2006, the IFRIC published IFRIC 12 – Service Concession Arrangements which is effective for annual periods beginning on or after January 1, 2008, with earlier application permitted. As of December 31, 2005, in accordance with IAS 8 concerning the choice and application of accounting methods to be used in the absence of IFRS guidance, the Group had exercised its judgment to determine the accounting treatment to be applied in respect of concession arrangements. To exercise its judgment, and as specified by the IFRIC, SUEZ management has taken as guidance the work carried out by the IFRIC, as set out in Draft Interpretations D12, D13 and D14. However, the Group had not used the specific transitional provisions available in the Exposure Drafts and had restated all such contracts at January 1, 2004. For the year ended December 31, 2006, SUEZ decided to apply the provisions of IFRIC 12 as adopted by the IASB. This decision has no impact on the Group’s consolidated financial statements since the methods used by SUEZ in 2004 and 2005 comply with the final IFRIC interpretation.

The Group has also chosen to early adopt IFRIC 9 – Reassessment of Embedded Derivatives, as the interpretation is consistent with the Group’s current policy of accounting for embedded derivatives.

IFRS standards and IFRIC interpretations effective after 2006 that SUEZ has elected not to early adopt:

•
IAS 1 – Presentation of Financial Statements: the capital disclosures amendment adds requirements for disclosures in order to allow users of financial statements to assess the entity’s objectives, policies and processes for managing capital;

•
IFRS 7 – Financial Instruments: Disclosures, which defines the disclosures required to allow users of financial statements to assess the significance of financial instruments for an entity’s financial position and performance, as well as the nature and extent of risks arising from financial instruments;

•
IFRS 8 – Operating segments: this standard replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131, which requires an entity to adopt the “management approach” to reporting on the financial performance of its segments.

The application of these three standards in 2007 will have no impact on the Group’s financial position but will modify the disclosures in the notes to the consolidated financial statements.

•	IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies;

•	IFRIC 8 – Scope of IFRS 2 clarifies the scope of IFRS 2 with regard to transactions in which the entity cannot identify specifically some or all of the goods or services received;

•
IFRIC 10 – Interim Financial Reporting and Impairment addresses an apparent conflict between the requirements of IAS 34 – Interim Financial Reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill or available-for-sale securities;

•
IFRIC 11 – Group and Treasury Share Transactions provides guidance on (i) accounting for share-based payments involving a buyback of the entity’s own equity instruments and (ii) accounting for share-based payments involving the equity instruments of the parent in the subsidiary’s financial statements.

The Group does not expect the impact of applying these standards or interpretations to be material to the consolidated financial statements.

The SUEZ Group has elected to apply IAS 32 and IAS 39 with effect from January 1, 2005. Accordingly, the comparative data for the year ended December 31, 2004 do not reflect the impact of these standards.

II – MEASUREMENT BASIS

The consolidated financial statements have been prepared using a historical cost convention, except in the case of some financial instruments which are measured at fair value in conformity with the treatment of different categories of financial assets and liabilities defined by IAS 39.

III – USE OF JUDGMENTS AND ESTIMATES

Estimates

The preparation of consolidated financial statements requires the use of estimates and assumptions to determine the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates in light of currently available information. Final outcome could differ from those estimates.

The main estimates used in preparing the Group’s consolidated financial statements relate to:

•	the measurement of the recoverable amount of property, plant and equipment and intangible assets (see Notes 1.E and 1.D);

•	the measurement of provisions (particularly for nuclear waste reprocessing and storage, dismantling obligations and disputes (see Note 1.P);

•	capital renewal and replacement liabilities, pensions and other employee benefit obligations (see Note 1.P);

•	financial instruments (see Note 1.J);

•	un-metered revenues.

Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, intangible assets and property, plant and equipment is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment expenses previously recorded.

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

To the Group’s best knowledge, there is no information suggesting that the parameters used, taken as a whole, are not appropriate. Further, the Group is not aware of any developments that are likely to have a material impact on the provisions recorded.

Pensions and other employee benefit obligations

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

Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. The Group is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often only known several months down the line, which means that the related revenue amounts recorded are estimated. However, the Group has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material.

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

Judgments

As well as relying on estimates, Group management also has to use judgment to define the appropriate accounting treatment to apply to certain activities and transactions when the effective IFRS standards and interpretations in force do not specifically deal with certain accounting issues.

This particularly applies in relation to the recognition of concession arrangements (see Note 1.F), the classification of services contracts (see Note 1.H), the accounting treatment of acquisitions of minority interests and the identification of operations carried out in the normal course of business, as defined by IAS 39 for electricity and natural gas purchase and sale contracts.

IV – SIGNIFICANT ACCOUNTING POLICIES

A.	SCOPE AND METHODS OF CONSOLIDATION

The consolidation methods used by the Group consist of the full consolidation method, the proportionate consolidation method or the equity method:

•	subsidiaries (companies over which the Group exercises control) are fully consolidated;

•	companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest;

•
the equity method is used for all associate companies over which the Group exercises significant influence. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the consolidated income statement under “Share in net income of associates”.

The Group analyzes what type of control exists on a case-by-case basis, taking into account the situations illustrated in IAS 27, 28 and 31.

The special purpose entities set up in connection with the Group’s securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All intra-group balances and transactions are eliminated on consolidation.

A list of the main fully consolidated companies, investments accounted for by the equity method and proportionately consolidated companies is presented in the Notes.

B.	FOREIGN CURRENCY TRANSLATION METHODS

1.           Presentation currency of the consolidated financial statements

The Group’s consolidated financial statements are presented in euros (€), which is the functional currency of SUEZ SA.

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

For business combinations carried out since January 1, 2004, the Group applies the purchase method as defined in IFRS 3, which consists in recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

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

For a business combination achieved in stages – i.e., where the Group acquires a subsidiary through successive share purchases – the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group’s existing interest and to minority interests is a revaluation and is therefore recognized in equity.

In the absence of specific IFRS guidance addressing acquisitions of minority interests, the Group continues not to recognize any additional fair value adjustments to identifiable assets and liabilities when it acquires additional shares in a subsidiary that is already fully consolidated. In such a case, the additional goodwill corresponds to the excess of the acquisition price of the additional shares purchased over the Group’s additional interest in the net assets of the company concerned.

If the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the business combination, the excess is recognized immediately in the consolidated income statement.

Goodwill relating to investments in associates is recorded under “Investments in associates”.

Measurement of goodwill

Goodwill is not amortized. Impairment tests are carried out each year, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units (CGUs) which constitute groups of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The methods used to carry out these impairment tests are described in Note 1.G “Recoverable amount of property, plant and equipment and intangible assets”.

Impairment losses in relation to goodwill cannot be reversed and are shown under “Impairment” in the consolidated income statement.

Impairment losses on goodwill relating to associate companies are reported under “Share in net income of associates”.

2.           Other intangible assets

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

•
power station capacity rights: the Group helped to finance the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These capacity rights are amortized on a straight-line basis over the useful life of the underlying assets, not to exceed 40 years;

•	surface and underground water drawing rights, which are not amortized as they are granted indefinitely;

•	concession assets;

•	greenhouse gas (CO2) emission allowances.

Intangible assets are amortized on a straight-line basis over the following useful lives (in years):

	Useful life
	Minimum	Maximum
Concession rights	10	65
Customer portfolios	10	40
Other intangible assets	1	40

Intangible assets with an indefinite useful life are not amortized.

Accounting treatment of greenhouse gas emissions allowances

Under European Directive 2003/87/EC establishing a greenhouse gas (GHG) emissions allowance trading scheme within the European Union, several of the Group’s industrial sites were granted GHG emission rights free of charge. In accordance with the Directive, each year the sites concerned have to surrender a number of allowances equal to the total emissions from the installations during the previous calendar year. Therefore, the Group may have to purchase emissions allowances on organized markets in order to cover any shortfall in the allowances required for surrender.

As there are no specific rules under IFRS dealing with the accounting treatment of GHG emissions allowances, the Group has decided to apply the following principles:

•	emission rights are classified as intangible assets;

•	GHG emissions allowances granted free of charge by the State are recorded in the consolidated balance sheet at nil;

•	rights purchased for consideration on the market are recognized at acquisition cost.

The Group records a liability corresponding to the outflow of economic resources which will be required to purchase the necessary allowances in the event that it will not have enough allowances to cover its GHG emissions during the period. This liability is measured on the basis of the market price of the allowances required to meet its obligations at year-end.

Impairment tests

In accordance with IAS 36, impairment tests are carried out on intangible assets where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information. Intangible assets that are not amortized are tested for impairment annually.

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

E.	PROPERTY, PLANT AND EQUIPMENT

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

In accordance with IAS 16, the initial cost of the item of property, plant and equipment includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount (see Note 1.P).

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

Property, plant and equipment is depreciated using the straight-line method over the following useful lives:

Main depreciation periods (years)	Minimum	Maximum
Plant and equipment

- Energy Production – Transport	5	40

Installation – Maintenance	3	10

Hydraulic fixtures and fittings	20	65

- Environment	2	70

Other property, plant and equipment	2	33

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

Items of property, plant and equipment are tested for impairment at the level of the individual asset or the Cash Generating Unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. Upon recognition of an impairment loss, the depreciable amount – and possibly the useful life – of the item of property, plant and equipment concerned is revised.

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

SIC 29, Disclosure – Service Concession Arrangements was published in May 2001 and prescribes the information that should be disclosed in the notes to the financial statements of a concession grantor and a concession operator.

On November 30, 2006 the IFRIC published IFRIC 12 – Service Concession Arrangements, which deals with the accounting treatment to be applied by the concession operator in respect of certain concession arrangements. SUEZ has chosen to early adopt the provisions of this interpretation, which comes into force in 2008.

These interpretations set out the common features of concession arrangements:

•	concession arrangements involve the provision of a public service and the management of associated infrastructure, together with specific capital renewal and replacement obligations;

•	the grantor is contractually obliged to offer these services to the public (this criterion must be met for the arrangement to qualify as a concession);

•	the operator is responsible for at least some of the management of the infrastructure and does not merely act as an agent on behalf of the grantor;

•	the contract sets the initial prices to be levied by the operator and regulates price revisions over the concession period.

For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when:

•	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price;

•	the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

In view of the above, concession infrastructure that does not meet the requirements of IFRIC 12 is still presented as property, plant and equipment.

Under IFRIC 12, the operator’s rights over infrastructure operated under concession arrangements should be accounted for based on the party primarily responsible for payment:

•	the “intangible asset model” is applied when the operator receives a license to charge users of the public service;

•	and the “financial asset model” is applied when the operator has an unconditional contractual right to receive cash from or at the direction of the grantor.

In cases where the local authority pays the Group but merely acts as an intermediary fee collector and does not guarantee the amounts receivable (“pass through arrangement”), the intangible asset model should be used to account for the concession since the users are, in substance, primarily responsible for payment.

However, where the users pay the Group, but the local authority guarantees the amounts that will be paid over the term of the contract (e.g., via a guaranteed internal rate of return), the financial asset model should be used to account for the concession infrastructure, since the local authority is, in substance, primarily responsible for payment. In practice, the financial asset model is used to account for BOT (Build, Operate and Transfer) contracts entered into with local authorities for public services such as waste treatment and household waste incineration.

Pursuant to these principles:

•	infrastructure to which the operator is given access by the grantor of the concession at no consideration is not recognized in the consolidated balance sheet;

•	start-up capital expenditure is recognized as follows:


under the intangible asset model, the fair value of construction and other work on the infrastructure represents the cost of the intangible asset and should be recognized when the infrastructure is built provided that this work is expected to generate future economic benefits (e.g., the case of work carried out to extend the network). Where no such economic benefits are expected, the present value of commitments in respect of construction and other work on the infrastructure is recognized from the outset, with a corresponding adjustment to concession liabilities;

	under the financial asset model, the amount receivable from the grantor is recognized at the time the infrastructure is built, at the fair value of the construction and other work carried out;


when the grantor has a payment obligation for only part of the investment, the cost is recognized in receivables for the amount guaranteed by the grantor, with the balance included in intangible assets.

Renewal costs consist of obligations under concession arrangements with potentially different terms and conditions (obligation to restore the site, renewal plan, tracking account, etc.).

Renewal costs are recognized as either (i) intangible or financial assets depending on the applicable model, when the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the infrastructure is restored to its original condition).

Costs incurred to restore the asset to its original condition are recognized as a renewal asset or liability when there is a timing difference between the contractual obligation calculated on a time proportion basis, and its realization. The costs are calculated on a case-by-case basis based on the obligations associated with each arrangement.

G.	RECOVERABLE AMOUNT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

In order to review the recoverable amount of property, plant and equipment and intangible assets, where appropriate, the assets are grouped into Cash Generating Units (CGUs) and the carrying amount of each unit is compared with its recoverable amount.

For operating entities which the Group intends to hold on a long-term and going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. Standard valuation techniques are used based on the following main economic data:

a.	discount rates based on the specific characteristics of the operating entities concerned;

b.	revenue growth rates (excluding inflation) not exceeding 2%, and terminal values in line with the available market data specific to the operating segments concerned.

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

When impairment in value is required, the impairment loss is recorded in the consolidated income statement under “Impairment”.

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

The following main factors are considered by the Group to assess whether or not a lease transfers substantially all the risks and rewards incidental to ownership: whether the lease transfers ownership of the asset to the lessee by the end of the lease term; whether the lessee has an option to purchase the asset and if so, the conditions applicable to exercising that option; a comparison between the lease term and the estimated economic life of the asset; whether the asset is of a highly specialized nature; and a comparison between the present value of the minimum lease payments and the fair value of the asset concerned.

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

Inventories are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in, first-out method or the weighted average cost formula.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The consumption of this nuclear fuel inventory is recorded based on estimates of the quantity of electricity produced per unit of fuel.

J.	FINANCIAL INSTRUMENTS

Financial instruments are recognized and measured in accordance with IAS 32 and IAS 39.

J.1	FINANCIAL ASSETS

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost including trade and other receivables, derivative financial instruments, and financial assets measured at fair value through income.

Available-for-sale securities

“Available-for-sale securities” include the Group’s investments in non-consolidated companies and equity or debt instruments that do not satisfy the criteria for classification in another category (see below).

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

Changes in fair value are recorded directly in equity, except when an impairment test shows that the value of the related asset has fallen to below its historical acquisition cost and the asset has therefore suffered a significant or prolonged decline in value, in which case the cumulative loss is recognized in income under “Impairment”. Only impairment losses recognized on debt instruments (debt securities/bonds) may be reversed through income.

Loans and receivables carried at amortized cost (excluding trade and other receivables)

This item primarily includes loans and advances to associates, or non-consolidated companies and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus transaction costs. At each balance sheet date, they are measured at amortized cost using the effective interest rate method.

Trade and other receivables

On initial recognition, receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item includes amounts due from customers under construction contracts (see Note 1.N).

The Group considers that it does not have any material exposure to significant concentration of credit risk, given the diverse nature of its operations, customers and their geographic location.

Financial assets measured at fair value through income

These financial assets meet the qualification or designation criteria set out in IAS 39.

This item mainly includes trading securities and short-term investments which do not meet the criteria for classification as cash or cash equivalents (see Note 1.K). The financial assets are measured at fair value at the balance sheet date and changes in fair value are recorded in the consolidated income statement.

J.2	FINANCIAL LIABILITIES

Financial liabilities include borrowings, trade and other payables, derivative financial instruments, capital renewal and replacement obligations and other financial liabilities.

Financial liabilities are broken down into current and non-current liabilities in the consolidated balance sheet. Current financial liabilities primarily comprise:

•	financial liabilities with a settlement or maturity date within 12 months of the balance sheet date;

•	financial liabilities in respect of which the Group does not have an unconditional right to defer settlement for at least 12 months after the balance sheet date;

•	financial liabilities held primarily for trading purposes;

•	derivative financial instruments qualifying as fair value hedges where the underlying is classified as a current item;

•	all commodity trading derivatives not qualifying as hedges.

Measurement of borrowings and other financial liabilities

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

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

Put options on minority stakes

Other financial liabilities primarily include put options granted by the Group to minority interests.

As no specific guidance is provided by IFRS as regards accounting for put options on minority stakes, the Group has adopted the following accounting treatment for these commitments:

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

The difference between the amount of the liability and the amount of minority interests is allocated in full to goodwill, with no adjustment to fair value, in line with the method used by the Group to account for acquisitions of minority interests (see Note D.1.).

J. 3	DERIVATIVES AND HEDGE ACCOUNTING

In line with its policy for managing interest rate, currency and commodity risks, the Group uses financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, foreign currency exchange rates and commodity prices, mainly for gas and electricity. Use of derivative instruments is governed by a Group policy for managing interest rate, currency and commodity risks.

1. Definition and scope of derivative financial instruments

Derivative financial instruments are contracts: (i) whose value changes in response to the change in one or more observable variables; (ii) that do not require any material initial net investment; and (iii) are settled at a future date.

Derivative instruments therefore include swaps, options, futures and swaptions, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

Electricity and natural gas purchase and sale contracts, in particular, are systematically analyzed to determine whether they represent sales and purchases arising in the ordinary course of business, in which case they can be excluded from the scope of IAS 39. The first step of the analysis consists in demonstrating that the contract was entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected sale or usage requirements in the foreseeable future in the ordinary course of its operations. The second step is to demonstrate that:

•
the Group has no practice of settling similar contracts on a net basis. In particular, forward purchases or sales with physical delivery of the underlying that are carried out with the sole purpose of balancing Group energy volumes are not considered by the Group as contracts that are settled net;

•	the contract is not negotiated with the aim of realizing financial arbitration;

•
the contract is not equivalent to a written option. In particular, in the case of electricity sales allowing the buyer a certain degree of flexibility concerning the volumes delivered, the Group distinguishes between contracts that are equivalent to capacity sales – considered as transactions falling within the scope of ordinary operations – and those that are equivalent to written financial options, which are accounted for as derivative financial instruments.

Only contracts that fulfill all of the above conditions are considered as falling outside the scope of IAS 39. Adequate specific documentation is compiled to support this analysis.

2. Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

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

3. Hedging instruments: recognition and presentation

Derivative instruments qualified as hedging instruments are recognized in the consolidated balance sheet and measured at fair value. However, their accounting treatment varies according to whether they are classified as:

•	a fair value hedge of an asset or liability;

•	a cash flow hedge;

•	a hedge of a net investment in a foreign operation.

Fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognized asset or liability, such as a fixed-rate loan or borrowing, or of assets, liabilities or an unrecognized firm commitment denominated in a foreign currency.

The gain or loss from re-measuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in income even if the hedged item is in a category in respect of which changes in fair value are recognized through equity. These two adjustments are presented net in the same consolidated income statement caption, with the net effect corresponding to the ineffective portion of the hedge.

Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group’s income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecasted transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the consolidated income statement, in the same caption as the loss or gain on the hedged item within income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net for operating cash flow hedges and financial income or expenses for other cash flow hedges – in the same periods in which the hedged cash flows affect income.

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

4. Derivative instruments not qualifying for hedge accounting: recognition and presentation

These items mainly concern derivative financial instruments used in economic hedges that have not been – or are no longer – documented as well as derivatives entered into by the Group in connection with proprietary energy trading activities and energy trading on behalf of its customers.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income under “Mark-to-market on commodity contracts other than trading instruments” in income from operating activities for derivative instruments with non-financial assets as the underlying, and in financial income or expense for currency, interest rate and equity derivatives.

Derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers and other derivatives expiring in less than 12 months are recognized in the consolidated balance sheet in current assets and liabilities.

K.	CASH AND CASH EQUIVALENTS

These items include cash equivalents as well as short-term investments that are considered to be readily convertible into a known amount of cash and where the risk of a change in their value is deemed to be negligible based on the criteria set out in IAS 7.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under “Short-term borrowings”.

L.	TREASURY SHARES

Treasury shares are recognized at cost and deducted from equity. Gains and losses on disposals of treasury shares are recorded directly in equity and do not therefore impact income for the period.

M.	REIMBURSEMENT RIGHTS

Some assets in relation to pensions and other employee benefit obligations do not correspond to plan assets as defined in IAS 19. These assets – which are described in Note 1.P – are therefore recognized and measured as reimbursement rights. They are recorded in the consolidated balance sheet under “Other non-current assets” and “Other current assets” symmetrically with the corresponding pension and other employee benefit obligations.

N.	CONSTRUCTION CONTRACTS

The engineering and construction operations carried out by SUEZ fall within the scope of IAS 11 – Construction Contracts.

In accordance with IAS 11, the Group applies the percentage of completion method as described in Note 1.Q (“Revenues”) to determine the contract revenue and costs to be recorded in the consolidated income statement for each period.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Progress payments received under construction contracts before the corresponding work has been carried out are recorded in liabilities as advances and down-payments received from customers. The costs incurred plus any recognized profit less any recognized losses and progress billings are then determined. If this amount is positive, it is recognized as an asset under “Amount due from customers under construction contracts” within “Trade and other receivables”. If the amount is negative, it is recognized as a liability under “Amount due to customers under construction contracts” within “Trade and other payables”.

O.	SHARE-BASED PAYMENT

Under IFRS 2, the Group is required to recognize an expense corresponding to benefits granted to employees in the form of share-based payments, in consideration for services provided.

Stock option plans

Options granted by the Group to its employees are measured at the grant date using a binomial pricing model, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends), and a behavioral assumption in relation to beneficiaries. The value determined is recorded in personnel costs over the vesting period, offset through equity.

Bonus shares

SUEZ bonus share plans are also accounted for in accordance with IFRS 2 and measured using a similar method to that used to assess the value of options. The corresponding personnel cost is recorded in the consolidated income statement over the vesting period, offset through equity.

Employee share purchase plans

The Group’s corporate savings plans, which enable employees to subscribe to shares at a lower-than-market price, are accounted for in accordance with IFRS 2. The cost relating to the required five-year holding period for the shares, as provided for in French law, was measured on the basis of the lowest financing rate (in a given range) available to an individual shareholder.

P.	PROVISIONS

1. Provisions for pensions and other employee benefit obligations

Depending on the laws and practices in force in the countries where SUEZ operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

The Group’s obligations in relation to pensions and other employee benefits are recognized and measured in accordance with IAS 19. Accordingly:

•	the cost of defined contribution plans is expensed based on the amount of contributions payable in the period;

•
the Group’s obligations concerning pensions and other employee benefits payable under defined benefit plans are assessed on an actuarial basis using the projected unit credit method. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high-quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded when commitments under these plans less the unrecognized past service cost exceed the fair value of plan assets. Where the value of plan assets is greater than the related commitments, the surplus is recorded as an asset under “Other current assets” or “Other non-current assets”.

As regards employee benefit obligations, the Group has elected to use the option available under IAS 19 and to discontinue the corridor method2. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity. Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar way.

However, actuarial gains and losses on other long-term benefits such as long-service awards, continue to be recognized immediately in income.

The interest cost in respect of pensions and other employee benefit obligations is presented as a financial expense and the expected return on plan assets is presented as financial income.

Some of the mixed inter-municipal companies do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the mixed inter-municipal companies based on actual costs. Electrabel’s obligation in relation to these staff is recognized as a liability in the consolidated balance sheet under provisions for pensions and other employee benefit obligations and a reimbursement right on the mixed inter-municipal companies is recognized as an asset in the same amount under “Other current assets” and “Other non-current assets” (see Note 1.M).

Similarly, insurance policies taken out with related parties to fund pensions and other employee benefit obligations are recognized as reimbursement rights in accordance with IAS 19.

2 Previously, only the portion of actuarial gains and losses arising after January 1, 2004 that exceeded the greater of 10% of the present value of the obligation and 10% of the fair value of any plan assets were recognized through the consolidated income statement over the average remaining service lives of plan participants.

In accordance with IAS 19, these reimbursement rights are recognized and measured in the same way as plan assets.

2. Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits with no corresponding consideration in return.

A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e., when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over 12 months are discounted when the effect of discounting is material. The Group’s main long-term provisions are provisions for nuclear waste reprocessing and storage, provisions for dismantling facilities and provisions for site restoration costs. The discount rate (or rates) used reflect current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expenses.

A provision is recognized when the Group has a present legal or constructive obligation to dismantle facilities or to restore a site. An asset is recorded simultaneously by including this dismantling obligation in the carrying amount of the facilities concerned (see Note 1.E). Adjustments to the provision due to subsequent changes in the expected outflow of resources, the dismantling date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner. The impacts of unwinding the discount are recognized as expenses of the period.

Q.	REVENUES

 Group revenues (as defined by IAS 18), are mainly generated from the following:

•	sale, transport and distribution of electricity and gas;

•	water and waste services;

•	rendering of services, engineering and construction contracts, and other services.

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

Revenues are measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the measurement of the fair value of this consideration, this is taken into account by discounting future receipts.

Gains and losses from the Group’s proprietary energy trading activities are presented net, after offsetting purchases and sales against the “Revenues” line.

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

In accordance with IAS 1 and IAS 18, both proprietary energy trading transactions and energy trading carried out on behalf of customers are recorded within “Revenues” after netting off sales and purchases. Under the same principle, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, the contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, aimed at optimizing production assets and fuel purchase and energy sale portfolios, is recognized in revenues based on the net amount.

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

3.     Rendering of services, engineering and construction contracts and other services

Revenues from services contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 18.

Revenues from engineering and construction contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 11 (see Note 1.N). Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages.

Other services consist mainly of services re-billed to certain mixed inter-municipal companies. Some mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel provides them with “services, skills and experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company.” All work, supplies and services required for the purposes of the Flemish mixed inter-municipal company are, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are re-billed by Electrabel include all expenses paid for the staff assigned, directly or indirectly, to run the mixed inter-municipal company.

Other services also include income from financial concession assets (IFRIC 12) and lease receivables (IFRIC 4).

R.	INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET

The Group has included the subtotal, “Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net,” on the face of the income statement.  This subtotal excludes those elements that have little predictive value due to their nature, frequency and/or materiality.  Those elements can be divided in two categories:

•	Elements, which are both infrequent and material, such as an impairment of an asset or a disposal of investments.

•
Elements that are by nature unpredictable in their amount and/or in their frequency, such as mark-to-market on commodity contracts other than trading instruments, as the population of derivatives in our portfolio changes from period to period and the assumptions used to calculate the gain/loss may not be representative of future market conditions and restructuring costs.

S.	CONSOLIDATED CASH FLOW STATEMENT

“Interest received on non-current financial assets” is classified within investing activities because it represents a return on investments. “Interest received on cash and cash equivalents” is shown as a component of financing activities because the interest is viewed as an offset to the cost of obtaining financial resources. This classification is consistent with the Group’s internal organization, where debt and cash and cash equivalents are centrally managed by the treasury department.

T.	TAX

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

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group and are presented in assets or liabilities for their net amount per tax entity.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

U.	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income Group share for the year by the weighted average number of ordinary shares outstanding during the year. The average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year.

The weighted average number of shares and earnings per share are adjusted to take into account the impact of the conversion or exercise of any dilutive potential ordinary shares (options, warrants and convertible bonds, etc.).

NOTE – 2    Significant events

2.1           Significant events in 2006

2.1.1	Withdrawal from Argentina

Following the termination of the Group’s concession contract by the Argentinean government on March 21, 2006, all of the associated assets were confiscated. All resources of the concession as well as all personnel were taken over by Aysa, a state-owned company. Aguas Argentinas was placed in judicial administration (concurso preventivo) in May 2006. As a consequence, the contribution of Aguas Argentinas to the consolidated financial statements for the year ended December 31, 2006 is limited to the first two months of the year. The assets were written off in full in the 2005 consolidated financial statements (see Note 37 “Claims and litigation”).

2.1.2	Restructuring of the Belgian distribution sector

In application of the 1996 European Directive regarding the deregulation of electricity and natural gas markets, the Flemish Government adopted a number of decrees (Electricity on July 17, 2000, and Gas on July 6, 2001) and orders (Electricity on June 15, 2001, and Gas on October 11, 2002) aimed at deregulating the market, notably the independence of grid operators.

Electrabel and the Flemish municipalities signed agreements in 2001 and 2005 with the objective of implementing these legal and regulatory provisions. In 2006 this resulted in:

•	The creation of Eandis

In 2006, Electrabel Netten Vlaanderen (ENV) (grid operator), GeDIS (energy strategy, rationalization of energy usage, and public service commitments) and the Flemish platform Indexis (collection, processing and transmission of metering data) merged, paving the way for a “single operator” on the electricity and natural gas distribution networks in Flanders. Eandis, the new entity, is a wholly-owned subsidiary of the Flemish mixed inter-municipal network distribution companies. It combines all of the personnel of the merged entities in addition to certain employees transferred from Electrabel’s corporate headquarters. As part of this operation, ENV has been deconsolidated. ENV's contribution to the consolidated balance sheet at December 31, 2005 can be analyzed as follows:

•	€856 million of assets, mainly composed of:

▪	Trade receivables: €145 million;

▪	Other assets, principally reimbursement rights in respect of pension obligations: €691 million.

•	€814 million of liabilities, mainly composed of:

▪	Provisions for pensions and other employee benefit obligations: €691 million;

▪	Operating liabilities: €120 million.

•	ENV’s contribution to the consolidated income statement for the year ended December 31, 2005 may be summarized as follows:

▪	Revenues: €787 million;

▪	Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs, and disposals of assets, net: €33 million;

▪	Net income: €19 million.

•	Disposal of shareholdings in Flemish mixed inter-municipal companies

In application of prior agreements, Electrabel was required to reduce its shareholding in the Flemish mixed inter-municipal companies to an agreed level of 30% by September 5, 2006 at the latest. These transactions were completed and the resulting capital gain of €236 million was recognized in the 2006 consolidated financial statements.

•	Brussels Network Operations

On May 11, 2006 Electrabel created a new subsidiary, Brussels Network Operations (BNO), set to operate the distribution network when the energy market is fully deregulated in the Brussels region in 2007. On July 1, 2006, BNO took over the activities carried out by Electrabel’s former Brussels Network division, as well as certain support services previously carried out by Electrabel.

On September 1, 2006, BNO’s shareholder base changed significantly. With the aim of gradually discontinuing its distribution network operation activities in Brussels, Electrabel sold all BNO shares to Sibelga (a Brussels-based grid operator), Interfin (inter-municipal financing company) and RDE (association of energy distributors in the Brussels-Capital region). This transaction and the deconsolidation of BNO, had only a minor impact on income. However, the transactions do lead to a reduction in certain lines of the consolidated balance sheet and income statement.

2.2	Significant events in 2005

2.2.1    Cash and share bid for Electrabel

In its meeting of August 9, 2005, the Board of Directors of SUEZ approved the launch of a cash and share bid for the portion of Electrabel not already owned by the Group (49.9%).

SUEZ offered €322 in cash and four SUEZ shares for each Electrabel share.

Electrabel’s Board of Directors approved the cash and share bid at its meeting of August 24, 2005. The impact of the transaction on the financial statements at December 31, 2005 is as follows:

•	Financial investment: €11,092 million of which €2,414 million paid in shares;

•	Capital increase: €2,335 million in cash;

•	Recognition of goodwill: €7,332 million;

•	Decrease in minority interests: €3,760 million;

•	Additional share in net income: €117 million (corresponding to the additional interest acquired in Electrabel as from November 1, 2005).

2.2.2	Assignment of litigious receivables

On September 5, 2005, SUEZ sold without recourse disputed receivables from the French State to a financial institution for a firm and definitive price of €995.4 million. The impacts of this sale were recognized in the consolidated financial statements for the year as (i) SUEZ has no commitments to reimburse the sale price; (ii) the triggering of the statutory warranties granted by SUEZ is deemed to be improbable; and (iii) the Group no longer has any active involvement in the recovery procedures.

As the assigned receivables relate to tax previously paid by the Group via a deduction from equity, the corresponding sale price has been recorded as an increase of equity.

2.2.3	Sale of Eso/Elia

As part of the commitments undertaken at the time the Belgian Federal Council of Ministers appointed Eso/Elia operator of the transport network on September 13, 2002, Electrabel floated a significant portion of its interest in Elia System Operator (57.14%) on the stock market. This transaction resulted in a consolidated capital gain of €626 million for the Group. The Group’s interest in Elia System Operator was reduced to 27.45% at December 31, 2005 versus 64.1% at December 31, 2004, and continues to be accounted for by the equity method.

After taking into account Elia’s capital increase to which Electrabel subscribed in an amount of €43 million, net cash inflows from this transaction amounted to €352 million.

2.3	Significant events in 2004

2.3.1	Discontinued operations

In 2004, the Group sold 29.2% of Métropole TV (M6). Proceeds from the sale came to €753 million and were recognized within income from discontinued operations. The remaining 5% interest held by the Group was sold in 2006 (see Note 10 “Disposals of assets, net”). Furthermore, in accordance with an agreement entered into between SUEZ and United Global Com (UGC) on March 15, 2004, and following the lifting of the applicable conditions precedent in June of that year, SUEZ sold Noos to UPC Broadband France, the holding company of the UGC France group. The impact of this transaction was not material.

Investing and operating cash flows relating to these discontinued activities represented €1,156 million and (€32) million, respectively. No income tax expense was recorded on the gains resulting from our discontinued operations.

NOTE - 3.     Segment information

In accordance with IAS 14, the Group’s primary reporting format is business segments and its secondary reporting format is geographical location. This distinction also reflects the Group’s organizational and management structure.

3.1     Business segments

SUEZ’s operations are organized around four core segments: Electricity and Gas, Energy Services, Environment, and Other Services. In order to make its segment information easier to understand, the Electricity and Gas segment has been further broken down between Europe (SUEZ Energy Europe – SEE) and International (SUEZ Energy International – SEI).

These sectors are all managed separately as each of them develops, produces and sells different products and services or targets different client markets. The operations of these sectors are as follows:

•	Electricity and Gas– the subsidiaries in this segment produce electricity, and/or provide electricity transmission and distribution services, and/or supply, transport or distribute natural gas:

▪	in Europe, SUEZ Energy Europe (SEE): through Electrabel, Distrigaz and Fluxys (listed companies controlled by the Group);

▪
outside Europe, SUEZ Energy International (SEI): these subsidiaries produce, transport, and, to a lesser extent, distribute electricity and natural gas, primarily in the United States, Brazil, Chile, Thailand and the Middle East.

•
SUEZ Energy Services (SES)– these subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical or heating facilities, pipeline systems and energy networks.

•	SUEZ Environment (SE)– subsidiaries operating in this business segment provide private customers, industrial customers and local authorities with:

▪	water distribution and treatment services, notably under concession contracts (water management), and water purification facility design and construction services (turnkey engineering);

▪	as well as waste collection and treatment services including sorting, recycling, composting, landfilling, energy recovering and hazardous waste treatment.

•	Other Services– this segment includes the contributions of holding companies and entities used for centralized Group financing purposes.

The accounting policies applied to segment information are identical to those used for the consolidated financial statements.

3.1.1	Segment information – Income statement

At December 31, 2006	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Elimina-tions	TOTAL
In millions of euros Total revenues	15,990.0	6,297.4	22,287.4	10,680.9	11,443.5	0.0	(122.6)	44,289.2
- Revenues (external sales)	15,971.4	6,241.6	22,213.0	10,637.2	11,439.0	0.0		44,289.2
- Inter-segment sales (intra-Group)	18.6	55.8	74.4	43.6	4.5	0.0	(122.6)	0.0

Gross operating income/(loss)	3,059.8	1,566.2	4,626.0	591.3	1,983.1	(117.0)		7,083.3
Income/(loss) from operating activities before mark-to-market or commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net	2,140.8	1,099.1	3,239.9	392.4	1,044.1	(179.9)		4,496.5
- Mark-to-market on commodity contracts other than trading instruments	65.7	(47.6)	18.1	0.0	(1.9)	0.9		17.1
- Impairment	22.3	(86.6)	(64.3)	(23.5)	(53.9)	(8.7)		(150.3)
- Restructuring costs	(7.7)	0.0	(7.7)	(25.0)	1.0	(57.1)		(88.8)
Segment income (IAS 14)	2,221.2	964.9	3,186.0	343.9	989.4	(244.8)		4,274.6
- Disposals of assets, net	288.3	145.0	433.2	111.8	153.5	394.6		1,093.1

Income/(loss) from operating activities	2,509.4	1,109.8	3,619.3	455.7	1,142.8	149.9		5,367.6

Depreciation and amortization	(585.7)	(386.1)	(971.8)	(234.5)	(733.8)	(2.0)		(1,942.1)
Share in income/(loss) of associates	325.7	17.7	343.4	(3.2)	20.6	11.9		372.7

At December 31, 2005	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Elimina-tions	TOTAL
In millions of euros Total revenues	14,214.4	5,878.5	20,092.9	10,359.9	11,091.5	0.0	(55.4)	41,488.9
- Revenues (external sales)	14,193.0	5,878.5	20,071.6	10,328.7	11,088.6	0.0	0.0	41,488.9
- Inter-segment sales (intra-Group)	21.4	0.0	21.4	31.1	2.9	0.0	(55.4)	0.0

Gross operating income/(loss)	2,854.4	1,334.7	4,189.1	562.7	1,914.3	(157.9)	0.0	6,508.2
Income/(loss) from operating activities before mark-to-market or commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net	1,963.2	746.6	2,709.8	358.8	1,003.5	(169.9)	0.0	3,902.2
- Mark-to-market on commodity contracts other than trading instruments (IAS 32/39)	(229.1)	78.9	(150.2)	(0.5)	0.5	(0.9)	0.0	(151.1)
- Impairment	(78.9)	(269.4)	(348.3)	(84.0)	(209.1)	(16.5)	0.0	(657.9)
- Restructuring costs	13.0	0.0	13.0	(86.7)	(22.4)	(5.4)	0.0	(101.5)
Segment income (IAS 14)	1,668.2	556.1	2,224.3	187.6	772.5	(192.7)	0.0	2,991.7
- Disposals of assets, net	714.4	245.2	959.6	41.5	493.0	35.8	0.0	1,529.9

Income/(loss) from operating activities	2,382.6	801.3	3,183.9	229.1	1,265.5	(156.9)	0.0	4,521.6

Depreciation and amortization	(457.6)	(353.9)	(811.5)	(210.0)	(721.7)	(10.1)		(1,753.3)
Share in income/(loss) of associates	473.8	33.1	506.9	33.3	18.8	6.5	0.0	565.5

At December 31, 2004	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	Elimina-tions	TOTAL
In millions of euros Total revenues	12,914.9	4,892.0	17,806.9	9,764.8	10,543.6	28.4	(86.0)	38,057.7
- Revenues (external sales)	12,895.5	4,892.0	17,787.5	9,732.6	10,537.6	0.0	0.0	38,057.7
- Inter-segment sales (intra-Group)	19.4	0.0	19.4	32.2	6.0	28.4	(86.0)	0.0

Gross operating income/(loss)	2,650.7	1,178.4	3,829.1	557.8	1,765.1	(219.6)	0.0	5,932.4
Income/(loss) from operating activities before mark-to-market or commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net	1,997.7	779.3	2,777.0	217.6	939.8	(197.7)	0.0	3,736.7
- Mark-to-market on commodity contracts other than trading instruments (IAS 32/39)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Impairment	10.8	(0.6)	10.2	(9.0)	(210.5)	(58.9)	0.0	(268.2)
- Restructuring costs	(7.9)	0.0	(7.9)	(28.2)	(26.1)	(11.6)	0.0	(73.8)
Segment income (IAS 14)	2,000.6	778.7	2,779.3	180.4	703.2	(268.2)	0.0	3,394.7
- Disposals of assets, net	6.0	(47.2)	(41.2)	19.9	69.5	96.7	0.0	144.9

Income/(loss) from operating activities	2,006.6	731.5	2,738.1	200.3	772.7	(171.5)	0.0	3,539.6

Depreciation and amortization	(603.1)	(355.9)	(959.0)	(235.2)	(827.2)	(12.6)		(2,034.0)
Share in income/(loss) of associates	227.5	8.6	236.1	1.7	32.5	6.6	0.0	276.9

3.1.2	Segment information – Balance sheet

At December 31, 2006	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
In millions of euros
Segment assets (IAS 14)	26,413.2	8,929.4	35,342.5	7,357.4	13,684.1	264.4	56,648.5

Segment liabilities (IAS 14)	13,699.6	2,148.9	15,848.5	5,990.7	6,865.5	435.5	29,140.2

Investments in associates	801.0	95.7	896.7	6.9	220.7	135.3	1,259.7

Capital employed (at year-end)	15,221.1	7,371.3	22,592.4	1,643.4	8,249.7	616.2	33,101.8

At December 31, 2005	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
In millions of euros
Segment assets (IAS 14)	27,653.6	10,527.5	38,181.1	7,157.3	13,214.4	282.7	58,835.5

Segment liabilities (IAS 14)	16,707.4	3,672.9	20,380.3	5,679.6	7,145.7	638.6	33,844.2

Investments in associates	2,371.7	392.1	2,763.8	11.5	255.9	123.7	3,154.9

Capital employed (at year-end)	14,790.9	8,579.3	23,370.2	1,739.5	7,590.7	549.2	33,249.5

At December 31, 2004	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
In millions of euros
Segment assets (IAS 14)	15,106.1	9,038.1	24,144.2	6,709.0	12,608.7	393.2	43,855.0

Segment liabilities (IAS 14)	11,822.6	1,490.4	13,313.0	5,095.8	6,674.8	720.6	25,804.2

Investments in associates	2,397.3	110.3	2,507.6	(19.5)	345.1	89.5	2,922.6

Capital employed (at year-end)	7,112.8	7,926.2	15,039.0	1,864.2	7,380.1	591.9	24,875.2

Changes in the assets and liabilities of the SEE and SEI segments are closely related to changes in commodity derivatives.
Changes in the figures for SEE between December 31, 2004 and December 31, 2005 mainly reflect the recognition of Electrabel goodwill relating to the cash and share bid (Note 2.2.1).

3.1.3	Segment information – Cash flow statement

At December 31, 2006	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
In millions of euros
Cash generated from operations before income tax and working capital requirements	2,952.9	1,414.2	4,367.1	500.3	1,784.5	(268.5)	6,383.4

Acquisitions of property, plant and equipment and intangible assets (a)	786.8	315.5	1,102.3	250.9	993.0	7.9	2,354.1

Disposals of property, plant and equipment and intangible assets (b)	29.1	14.3	43.4	78.2	52.9	1.9	176.4

At December 31, 2005	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
In millions of euros
Cash generated from operations before income tax and working capital requirements	2,646.1	1,267.2	3,913.3	457.0	1,656.2	(275.6)	5,750.9

Acquisitions of property, plant and equipment and intangible assets (a)	1,116.1	256.1	1,372.2	264.1	977.5	7.5	2,621.3

Disposals of property, plant and equipment and intangible assets (b)	263.7	16.1	279.8	37.6	73.5	(0.6)	390.3

At December 31, 2004	SEE	SEI	Sub-total Electricity and Gas	SES	SE	Other services	TOTAL
In millions of euros
Cash generated from operations before income tax and working capital requirements	2,695.3	1,159.7	3,855.0	493.4	1,501.7	(169.2)	5,680.9

Acquisitions of property, plant and equipment and intangible assets (a)	591.9	286.1	878.0	240.1	950.8	4.4	2,073.3

Disposals of property, plant and equipment and intangible assets (b)	137.1	9.6	146.7	17.5	189.5	0.2	353.9

(a)
Acquisitions of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in accounts payable on fixed assets, which totaled €13.5 million, €45.8 million, and (€36.6) million at December 31, 2006, 2005 and 2004, respectively.

(b)
Similarly, disposals of property, plant and equipment and intangible assets do not include the impact of the change in accounts receivable from sales of fixed assets, which totaled €5.5 million, (€35.4) million, and (€12.8) million at December 31, 2006, 2005 and 2004, respectively.

3.2     Geographical segments

The amounts set out below are analyzed by:

•	destination of products and services sold for revenues;

•	geographic location of the subsidiaries in relation to other information.

	Revenues			Segment assets			Acquisitions of property, plant, equipment and intangible assets			Capital employed
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

France	10,808.9	9,719.7	8,576.6	12,630.0	10,298.9	9,627.8	613.5	519.1	523.3	5,003.7	4,008.5	3,407.7
Belgium	11,217.5	10,961.6	11,754.6	19,045.5	22,743.6	11,364.1	473.7	596.9	425.1	9,124.3	10,123.1	2,734.7
Other EU countries	12,341.1	10,956.9	8,892.6	12,692.5	11,643.2	10,997.7	740.8	956.8	551.1	9,717.1	8,700.4	9,230.8
Other European countries	1,038.6	975.1	998.1	741.3	712.6	609.8	21.0	8.3	18.3	406.3	452.8	434.5
North America	4,184.4	4,092.1	3,500.9	6,235.5	7,517.0	5,941.6	240.0	231.6	246.1	4,422.5	5,008.3	4,749.8
South America	1,862.7	2,120.3	1,822.3	2,977.1	3,303.0	3,056.9	169.3	155.6	171.8	2,438.6	2,803.9	2,395.3
Asia-Pacific and the Middle East	2,164.6	2,063.0	1,906.7	1,951.6	2,281.8	1,910.6	78.9	131.5	114.8	1,914.9	2,054.0	1,808.1
Africa	671.3	600.2	605.9	375.1	335.4	346.5	16.8	21.5	22.8	74.5	98.5	114.3

Total	44,289.2	41,488.9	38,057.7	56,648.5	58,835.5	43,855.0	2,354.1	2,621.3	2,073.3	33,101.8	33,249.5	24,875.2

At December 31, 2006, Aguas Andinas was consolidated by the Spanish-based entity Agbar and presented within Spain (“Other EU countries"). Prior to its acquisition by Agbar, the Aguas Andinas contribution was shown within the figures for “South America”. The entire contribution of Aguas Andinas to segment assets and capital employed in 2004 and 2005 has therefore been reclassified from "South America" to “Other EU countries".

3.3	Reconciliation of segment information with the consolidated financial statements

3.3.1 SEGMENT ASSETS	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
(in millions of euros)

Intangible assets	3,488.1	3,453.5	3,352.9
Goodwill	13,404.6	13,033.2	5,322.3
Property, plant and equipment	21,002.8	20,212.4	19,366.7
Other receivables carried at amortized cost	0.0	20.9	74.9
Derivative instruments not related to borrowings (Note 19.2)	3,742.0	5,996.6	0.0
Trade and other receivables (Note 19.4)	10,412.2	10,394.7	9,733.9
Inventories	1,483.4	1,344.8	1,145.7
Other current and non-current assets (Note 21)	3,115.4	4,379.4	4,858.6

TOTAL SEGMENT ASSETS	56,648.5	58,835.5	43,855.0

OTHER UNALLOCATED ASSETS	16,786.1	21,607.6	16,437.3

TOTAL ASSETS	73,434.6	80,443.1	60,292.3

3.3.2 SEGMENT LIABILITIES	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
(in millions of euros)

Current and non-current provisions (Note 23)	9,785.9	10,843.1	10,416.2
Derivative instruments not related to borrowings (Note 25.2)	3,941.7	7,116.1	0.0
Trade and other payables (Note 25.3)	9,209.4	10,078.8	9,204.2
Other current and non-current liabilities	6,203.3	5,806.2	6,183.8

TOTAL SEGMENT LIABILITIES	29,140.2	33,844.2	25,804.2

OTHER UNALLOCATED LIABILITIES	44,294.4	46,598.9	34,488.1

TOTAL EQUITY AND LIABILITIES	73,434.6	80,443.1	60,292.3

3.3.3 CAPITAL EMPLOYED	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
(in millions of euros)

+ SEGMENT ASSETS	56,648.5	58,835.5	43,855.0
- SEGMENT LIABILITIES	29,140.2	33,844.2	25,804.2
+ Available-for-sale securities (excl. changes in fair value)	1,725.1	1,840.5	1,654.7
+ Loans and advances to associates and non consolidated companies	2,565.6	2,636.6	2,566.2
+ Investments in associates (Note 17.1)	1,259.7	3,154.9	2,922.6
- Derivative instruments not related to borrowings	(200.0)	(1,119.8)	0.0
- Actuarial gains and losses on pension obligations	(310.5)	(365.0)	(123.8)
- Other financial liabilities (Note 25.4)	467.5	858.5	443.1

= Capital employed	33,101.8	33,249.5	24,875.2

3.3.4 GROSS OPERATING INCOME	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
(in millions of euros)

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net	4,496.5	3,902.2	3,736.7

- Depreciation, amortization and provisions	(1,684.8)	(1,701.9)	(1,636.9)
+ Financial income excluding interest	283.5	140.4	96.1
+ Share in net income of associates	372.7	565.5	276.9
- Share-based payment (IFRS 2) and other adjustments	(31.6)	(26.9)	(32.6)
- Net disbursements under concession contracts	(214.2)	(171.3)	(153.2)

Gross operating income	7,083.3	6,508.2	5,932.4

NOTE-4.	Revenues

Group revenues per category (see Note 1.Q) break down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Energy sales, transmission and distribution	22,669.1	18,756.8	15,630.7

Water and waste services	8,146.8	7,813.7	7,964.7

Rendering of services, engineering and
construction contracts, and other services	13,473.3	14,918.4	14,462.3

Total	44,289.2	41,488.9	38,057.7

Revenues related to the application of IFRIC 4 (rights to use an asset) are included in the line “Rendering of services, engineering and construction contracts, and other services” for an amount of €752.2 million in 2006, €694.5 million in 2005, and €574.0 million in 2004.

The decrease in revenues from 2005 to 2006 from “Rendering of services, engineering and construction contracts, and other services” stems mainly from the sale by the Group of its subsidiary Electrabel Netten Vlaanderen.

NOTE - 5.	Personnel costs

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Salaries	(5,700.6)	(5,865.5)	(5,877.9)

Social security charges/pension costs (defined
contribution plans)	(1,821.0)	(1,948.6)	(1,885.8)

Employee profit-sharing and incentive schemes	(60.4)	(50.2)	(50.3)
Share-based payment	(58.8)	(38.6)	(17.9)

Total	(7,640.8)	(7,902.9)	(7,831.9)

Personnel costs for 2006 decreased by €262.1 million (3.3%) compared to 2005. This decrease mainly reflects the impacts of changes in the scope of consolidation, including a negative €302 million relating to the sale of Electrabel Netten Vlaanderen, €50 million relating to the sale of SUEZ Environment entities in Brazil, and €37 million relating to the withdrawal from water contracts in Argentina.

The costs relating to defined benefit pension plans are presented in Note 24.

NOTE - 6.	Other operating income and expenses

Other operating income and expenses include the following amounts:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Other operating income	919.6	957.9	1,155.5

Other operating expenses	(10,376.7)	(10,261.1)	(9,871.2)
Purchases	(5,625.0)	(5,566.9)	(5,219.0)
Repairs and maintenance	(898.8)	(1,354.2)	(1,303.8)
Other	(3,852.9)	(3,340.0)	(3,348.4)

Total	(9,457.1)	(9,303.2)	(8,715.7)

In 2004, the line “Other operating income” included a gain of €140 million in respect of the amount receivable for supplementary pension and similar benefits paid by the Group to employees providing services on behalf of distribution and grid operators in Belgium.

“Other” relates mainly to rental expenses, external personnel costs, commissions and fees paid to intermediaries, and taxes other than income tax.

NOTE - 7.	Depreciation, amortization and provisions

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Depreciation and amortization
Amortization charge for intangible assets	(380.2)	(301.8)	(230.1)
Depreciation charge for property, plant and equipment	(1,494.5)	(1,467.3)	(1,659.1)
Write-down of inventories and trade receivables	(67.3)	15.6	(144.7)

Provisions
Contingencies	255.8	52.5	370.7
Other	1.4	(0.9)	26.3

Total	(1,684.8)	(1,701.9)	(1,636.9)

NOTE - 8.	Impairment

Write-downs of inventories and trade receivables are presented in Note 7 “Depreciation, amortization and provisions”.

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Net impairment losses
Goodwill	(11.6)	(114.8)	(109.0)
Property, plant and equipment and other intangible assets	(123.7)	(437.8)	(148.7)
Financial assets	(14.9)	(105.3)	(10.6)
Total	(150.3)	(657.9)	(268.2)

8.1	Net impairment expenses recognized

As a result of a series of significant unfavorable events (contractual disputes, downturn in the economic environment for certain business segments or countries), the Group reviewed the value in use of the assets affected by these events and recognized impairment losses on some of those assets. In 2005, this concerned in particular the international activities of SUEZ Environment (Brazil, Argentina, etc.), SUEZ Energy International in the US, and SUEZ Energy Services in the Netherlands, while in 2006 it concerned mainly SUEZ Energy International in the US.

In the 2006 consolidated financial statements, reversals of impairment concerned property, plant and equipment and intangible assets for an amount of €8 million, and financial assets for an amount of €33.7 million.

The discount rates used in 2006 to calculate the present value of cash flows in the annual impairment test ranged from 5.1% to 12.3%, compared with discount rates between 5% and 14.6% in 2005.

In the particular case of the US, given the regulatory environment and persistently unfavorable market conditions for certain Group production units, the Group has decided to carry out impairment tests on the basis of future cash flows discounted at a rate of 9% after tax in 2006 (unchanged from 2005), resulting in the recognition of a pre-tax impairment loss of €68 million (€217 million in 2005).

Impairment losses recognized in 2004 related to the assets of concession holders in Argentina and to international contracts in the Environment segment.

8.2	Material Cash Generating Unit

With the exception of the Electrabel Benelux Cash Generating Unit (CGU), no individual amount of goodwill allocated to other CGUs represents more than 5% of the Group’s total goodwill.

The total amount of goodwill allocated to this CGU was €8.6 billion at December 31, 2006. This CGU covers the Group's electricity production, sale and distribution activities in Belgium, the Netherlands and Luxembourg.

The annual review of this CGU’s recoverable amount was based on its estimated value in use at December 31, 2006.

To calculate estimated value in use, the Group uses cash flow projections based on financial forecasts approved by management covering a period of four years and a discount rate of 6.7%. Cash flow projections beyond this four-year period are extrapolated and incorporate a terminal value.

Key assumptions used in the calculation include expected trends in long-term prices for electricity and fuel. These amounts reflect the best estimates of market prices, while fuel consumption is estimated taking into account expected changes in production assets. The risk-free rate and market risk premium represent external available sources of information.

Based on events that are reasonably likely to occur as of the balance sheet date, the Group considers that any changes in the key assumptions described above would not increase the carrying amount in excess of the recoverable amount.

NOTE - 9.	Restructuring costs

In 2006, the planned restructuring measures had only a marginal impact on the consolidated financial statements. The main costs for the year recorded in this line item are related to the Gaz de France merger plan (€57 million), which the Group has decided to expense as incurred in accordance with applicable accounting policies.

In 2005, the Group continued its restructuring programs mainly in the Energy Services segment and recorded restructuring costs of €84.4 million, essentially in the Netherlands and France operations. Costs for the year incurred during the implementation of restructuring programs came to €211.3 million, and were offset by reversals of provisions in an amount of €194.2 million.

Restructuring costs in 2004 concerned primarily the Energy Services and Environment segments for €28.2 million and €32.2 million, respectively.

NOTE - 10.	Disposals of assets, net

At December 31, 2006, disposals of assets represent a net gain of €1,093.1 million as compared to €1,529.9 million in 2005.

The largest capital gains recognized in 2006 on asset disposals result from the following transactions:

Disposal of shareholdings in Flemish mixed inter-municipal companies

In application of the agreements signed in 2001 and 2005 concerning the restructuring of distribution networks in Flanders, Electrabel was required to reduce its shareholding in the Flemish mixed inter-municipal companies to an agreed level of 30% by September 5, 2006 at the latest. These transactions were completed and the resulting capital gain of €236 million was recognized in the 2006 consolidated financial statements.

Disposal of shares in REVA

On June 29, 2006, SES Espana sold all of its shares in REVA. The capital gain recognized in the consolidated financial statements at December 31, 2006 amounts to €129 million.

Disposal of shares in M6

SUEZ sold its remaining 5% shareholding in M6 to Compagnie Nationale à Portefeuille (CNP), booking a net capital gain of €120 million in 2006.

Sale of Neuf Cegetel

On October 24, 2006, SUEZ Communication sold its entire stake in Neuf Cegetel upon the company’s stock market listing, booking a capital gain of €270 million.

In addition to the transactions set out above, capital gains were recognized in 2006 related to the sale of the residual interests in Colbùn (€77 million) and in Hanjin City Gas (€50 million).

In 2005, this item mainly reflects: (i) the disposal of 36.6% of ESO/Elia further to the company’s IPO, representing a gain of €626 million; (ii) the Group’s sale of its residual interest in Northumbrian for an amount of €263 million; and (iii) the sale of 9.57% of Tractebel Energia for €168 million further to the company’s stock market listing.

In 2004, asset disposals related mainly to the Group’s withdrawal from the Communications sector. In accordance with IFRS 5, proceeds from these disposals are presented on the line “Net income from discontinued operations” (see Note 2).

NOTE-11.	Financial income/(loss)

	Dec. 31, 2006			Dec. 31, 2005			Dec. 31, 2004
In millions of euros	Expenses	Income	Net	Expenses	Income	Net	Expenses	Income	Net
Net finance costs	(1,157.8)	327.6	(830.2)	(1,090.8)	290.6	(800.2)	(1,161.6)	204.6	(957.0)
Interest on gross borrowings	(1,097.7)		(1,097.7)	(1,077.3)		(1,077.3)	(1,109.7)		(1,109.7)

Exchange differences on borrowings and hedges	(9.6)		(9.6)		0.4	0.4		20.2	20.2

Gains and losses on hedges of borrowings	(50.5)		(50.5)	(11.1)		(11.1)	(4.2)		(4.2)

Income from cash and cash equivalent and
financial assets at fair value through income		325.4	325.4		290.2	290.2		184.4	184.4

Changes in the fair value of financial assets at fair value through income		2.2	2.2	(2.4)		(2.4)	(47.7)		(47.7)
Early redemption of bonds repayable in Fortis shares			-		166.6	166.6			-
Other financial income and expenses	(452.8)	552.0	99.2	(491.4)	399.7	(91.7)	(497.0)	374.9	(122.1)
Financial income/(loss)	(1,610.6)	879.6	(731.0)	(1,582.2)	856.9	(725.3)	(1,658.6)	579.5	(1,079.1)

11.1	Net finance costs

This item primarily includes interest expenses related to gross borrowings (calculated using the effective interest rate), exchange differences arising from foreign currency borrowings, gains and losses arising from foreign currency and interest rate hedging transactions on gross borrowings, together with interest income on cash investments, changes in the fair value of financial assets at fair value through income, and cash and cash equivalents.

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Interest on gross borrowings	(1,097.7)	(1,077.3)	(1,109.7)
Exchange differences on borrowings and hedges	(9.6)	0.4	20.2
Gains and losses on hedges of borrowings	(50.5)	(11.1)	(4.2)
Income from cash and cash equivalents and financial
assets at fair value through income	325.4	290.2	184.4
Changes in the fair value of financial assets at fair value
through income	2.2	(2.4)	(47.7)
Total	(830.2)	(800.2)	(957.0)

11.2	Early redemption of bonds repayable in Fortis shares

In first-half 2005, the Group redeemed in advance of term the outstanding bonds repayable in Fortis shares and sold the 13.75 million Fortis shares made available as a result of this transaction. Following these operations, which generated net financial income of €166.6 million, the Group no longer holds any interests in Fortis.

11.3	Other financial expenses

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Unwinding of discounting adjustments to provisions	(335.5)	(330.1)	(339.2)
Interest on trade and other payables	(22.4)	(21.1)	(18.2)
Exchange losses	(21.1)	(17.7)	(19.3)
Other	(73.8)	(122.5)	(120.3)
Total	(452.8)	(491.4)	(497.0)

11.4	Other financial income

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Income from available-for-sale securities	288.7	134.3	104.8
Interest on trade and other receivables	23.8	15.9	27.5
Interest on loans and receivables carried at amortized cost	63.7	80.1	95.3
Exchange gains	11.3	15.7	3.6
Other	164.5	153.7	143.7
Total	552.0	399.7	374.9

“Other” includes a positive impact of €19 million relating to the renegotiation of Santa Fe’s debt in Argentina in 2005, and a positive impact of €56.4 million in 2006 relating to the renegotiation of Aguas Argentinas’ debt.

NOTE - 12.	Income tax expense

12.1	Analysis of the income tax charge recognized in the income statement

12.1.1	Breakdown of the income tax expense

The income tax expense recognized in income for 2006 amounts to €815.1 million, compared with €585.3 million in 2005. This expense breaks down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Current income tax
France	(59.1)	(41.8)	(58.0)
Outside France	(726.3)	(705.5)	(567.9)
Total	(785.4)	(747.3)	(625.9)

Deferred income tax
France	11.5	(27.3)	(3.7)
Outside France	(41.2)	189.3	(296.4)
Total	(29.7)	162.0	(300.1)

Total income tax expense recognized in income for the year	(815.1)	(585.3)	(926.0)

SUEZ is the parent of a tax consolidation group comprising 251 companies in 2006. Other tax consolidation groups have been set up where possible.

In 2006, income tax relating to prior periods and tax due on disposals are not material.

12.1.2	Reconciliation between the theoretical income tax expense and the Group’s actual income tax expense

A reconciliation between the theoretical income tax expense and the Group’s actual income tax expense is presented below:

In millions of euros	2006	2005	2004
Net income	4,194.2	3,776.5	2,527.8
- Share in net income of associates	372.7	565.5	276.9
- Income tax	(815.1)	(585.3)	(926.0)
Income before income tax and share in net income of associates (a)	4,636.6	3,796.3	3,176.9
of which French companies	464.2	44.4	526.0
of which companies outside France	4,172.4	3,751.9	2,650.9
Statutory income tax rate in France (b)	34.43%	34.93%	35.43%
Theoretical income tax expense (c) = (a) x (b)	(1,596.4)	(1,326.0)	(1,125.6)

Difference between normal tax rate applicable in France and normal tax
rate in force in jurisdictions outside France	177.1	140.8	100.0
Permanent differences	(9.9)	170.1	215.5
Income taxed at a reduced rate or nil (a)	538.1	483.3	157.7
Additional tax expense (b)	(94.7)	(115.5)	(94.4)
Effect of unrecognized deferred tax assets on tax loss carry-forwards and
other tax-deductible temporary differences	(125.0)	(201.5)	(346.8)
Recognition or utilization of tax income on previously unrecognized tax loss
carry-forwards and other tax-deductible temporary differences	220.5	163.5	237.8
Impact of changes in tax rates	(27.0)	3.2	(118.6)
Tax credits	36.7	61.9	42.0
Other	65.6	34.9	6.4
Actual income tax expense	(815.1)	(585.3)	(926.0)
Effective tax rate (actual income tax expense divided by income
before income tax and share in net income of associates)	17.6%	15.4%	29.1%

(a)
Includes mainly capital gains on tax-exempt disposals of shares in Belgium; the effect of lower tax rates applicable to securities transactions in France; and the impact of the special tax regimes used for the coordination centers in Belgium.

(b)	Includes mainly the 5% tax payable on dividends in Belgium.

12.2	Income tax recorded directly in equity

At December 31, 2006, changes in deferred taxes recognized directly in equity resulting from actuarial gains and losses calculated over the period and changes in the fair value of financial instruments recorded through equity, amount to a negative €329.1 million, and can be analyzed as follows:
In millions of euros

Type of underlying	Jan. 1, 2005	Dec. 31, 2005	Change (a)	Dec. 31, 2006
Available-for-sale financial assets	(40.1)	(17.0)	(31.2)	(48.2)

Actuarial gains and losses	35.8	92.8	(14.8)	78.0

Net investment hedges	8.5	12.4	(4.0)	8.4

Cash flow hedges	89.1	262.5	(279.1)	(16.6)
	93.3	350.7	(329.1)	21.6

(a)  includes a negative €18.1 million in translation adjustments at December 31, 2006.

In  2005, SUEZ sold without recourse litigious receivables due from the French State for a firm and definitive price of €995.4 million.

As the assigned receivables related to tax previously paid by the Group via a deduction from equity, the corresponding sale price was taken to equity for the same amount.

No other current income tax effect was recognized in equity in 2005.

12.3	Deferred tax assets and liabilities

12.3.1	Analysis of the net deferred tax position recognized in the balance sheet (before netting off deferred tax assets and liabilities by tax entity), is presented below by type of temporary difference

In millions of euros	Dec. 31, 2004	Impact of first-time application of IAS 32/39	Jan. 1, 2005	Income	Net income recognized directly in equity (a)	Other (b)	Dec. 31, 2005
Deferred tax assets
Net operating loss carry-forwards and tax credits	201.8		201.8	17.8		(32.9)	186.7

Pension obligations	670.8		670.8	(26.1)	45.5	11.8	702.0

Non-deductible provisions	274.5		274.5	85.7		29.0	389.2

Difference between the carrying amount of PPE and their tax basis	242.6		242.6	87.0		13.7	343.3

Measurement of financial instruments at fair value (IAS 32/39)		226.4	226.4	134.1	281.1	(19.3)	622.3

Other	497.4		497.4	(63.3)		21.7	455.8

Total	1,887.1	226.4	2,113.5	235.2	326.6	24.0	2,699.3
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets	(248.8)		(248.8)	(3.5)		(232.0)	(484.3)

Other differences between the carrying amount of PPE and their tax basis	(848.1)		(848.1)	(54.0)		53.1	(849.0)

Tax-driven provisions	(90.9)		(90.9)	(13.6)		(12.0)	(116.5)
Measurement of financial assets and liabilities at fair value (IAS 32/39)		(117.3)	(117.3)	(39.1)	(80.7)	6.0	(231.1)

Other	(907.1)		(907.1)	37.0	11.4	(100.3)	(959.0)

Total	(2,094.9)	(117.3)	(2,212.2)	(73.2)	(69.3)	(285.2)	(2,639.9)

Net deferred tax (liabilities)/assets	(207.8)	109.1	(98.7)	162.0	257.3	(261.2)	59.4

(a)	Reflecting mainly the impact of changes in the scope of consolidation and exchange rates.

(b)	Consisting mainly of changes in the scope of consolidation and exchange rates (mairly related to the US dollar, Brazilian real, Chilean peso and Thai baht.

In millions of euros	Dec. 31, 2004	Dec. 31, 2005	Income	Net income recognized directly in equity (a)	Other (b)	Dec. 31, 2006
Deferred tax assets
Net operating loss carry-forwards and tax credits	201.8	186.7	31.7		1.6	220.0

Pension obligations	670.8	702.0	(16.4)	0.4	11.9	697.9

Non-deductible provisions	274.5	389.2	(43.5)		25.1	370.8

Difference between the carrying amount of PPE and their tax basis	242.6	343.3	(19.9)		3.1	326.5

Measurement of financial instruments at fair value (IAS 32/39)		622.3	82.0	(315.4)	(70.6)	318.3

Other	497.4	455.8	147.4		(63.2)	540.0

Total	1,887.1	2,699.3	181.3	(315.0)	(92.1)	2,473.5

Deferred tax liabilities
Fair value adjustments to PPE and intangible assets	(248.8)	(484.3)	9.6		(256.3)	(731.0)

Other differences between the carrying amount of PPE and their tax basis	(848.1)	(849.0)	(137.9)		(98.9)	(1,085.8)

Tax-driven provisions	(90.9)	(116.5)	6.7		(0.8)	(110.6)

Measurement of financial assets and liabilities at fair value (IAS 32/39)		(231.1)	(149.7)	1.0	73.3	(306.5)

Other	(907.1)	(959.0)	60.3	(15.1)	100.7	(813.1)

Total	(2,094.9)	(2,639.9)	(211.0)	(14.1)	(182.0)	(3,047.0)

Net deferred tax (liabilities)/assets	(207.8)	59.4	(29.7)	(329.1)	(274.1)	(573.5)

(a)	See Note 12.2.

(b)	Reflecting mainly the impact of changes in the scope of consolidation and exchange rates (primarily related to the US dollar, Brazilian real, Chilean peso and the Thai baht).

Movements in deferred taxes recorded in the consolidated balance sheet, after netting off deferred tax assets and liabilities by tax entity, break down as follows:

In millions of euros	Assets	Liabilities	Net position

At December 31, 2004	756.7	(964.5)	(207.8)

At December 31, 2005	1,225.2	(1,165.8)	59.4

Tax on net income for the period	181.3	(211.0)	(29.7)
Other	(407.1)	(196.1)	(603.2)

Impact of netting by tax entity	(128.4)	128.4	-

At December 31, 2006	871.0	(1,444.5)	(573.5)

12.3.2	Deductible temporary differences not recognized in the balance sheet at December 31, 2006

At December 31, 2006, unused tax losses carried forward – which were not recorded in the balance sheet as they did not meet the criteria for recognition as a deferred tax asset – amounted to €4,266.7 million in respect of ordinary tax loss carry-forwards (unrecognized deferred tax asset effect of €1,479.1 million). The amount of other tax-deductible temporary differences not recorded in the balance sheet amounted to €852.8 million (unrecognized deferred tax asset effect of €304.2 million).

The expiry dates for using unrecognized tax loss carry-forwards are presented below:

In millions of euros	Ordinary tax losses
2007	160.6
2008	325.0
2009	47.3
2010	31.7
2011	27.8
2012 and beyond	3,674.3
Total	4,266.7

At December 31, 2006, ordinary tax losses resulting from the SUEZ SA tax consolidation group amount to €2.4 billion.

12.3.3	Unrecognized deferred taxes on taxable temporary differences relating to investments in subsidiaries, joint ventures and associates

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

NOTE - 13.	Earnings per share

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Numerator (in millions of euros)

Net income Group share	3,606.3	2,512.7	1,696.4
Impact of dilutive instruments
- Elimination of interest on convertible bonds		6.8	10.0
Diluted net income Group share	3,606.3	2,519.5	1,706.4

Net income Group share from discontinued operations	0.0	0.0	716.4
Impact of dilutive instruments	0.0	0.0	0.0
Diluted net income Group share from discontinued operations	0.0	0.0	716.4

Net income Group share from continuing operations	3,606.3	2,512.7	980.0
Impact of dilutive instruments
- Elimination of interest on convertible bonds	0.0	6.8	10.0
Diluted net income Group share from continuing operations	3,606.3	2,519.5	990.0

Denominator

Average number of shares outstanding (in millions)	1,261.3	1,053.2	995.1
Impact of dilutive instruments
- Convertible bonds		6.7	13.5
- Bonus share plan reserved for employees	0.3
- Stock subscription and purchase plans reserved for employees	14.6	6.0	1.0
Diluted average number of shares outstanding	1,276.2	1,065.9	1,009.6

Earnings per share (in euros)

Earnings per share	2.86	2.39	1.70
Diluted earnings per share	2.83	2.36	1.69

Earnings per share from discontinued operations	NA	NA	0.72
Diluted earnings per share from discontinued operations	NA	NA	0.71

Earnings per share from continuing operations	2.86	2.39	0.98
Diluted earnings per share from continuing operations	2.83	2.36	0.98

The dilutive instruments taken into account for calculating diluted earnings per share are described in Note 33 “Share-based payment”.

Due to their anti-dilutive effect, stock options granted to employees in 2000 were not taken into account in the calculation of diluted earnings per share.

NOTE - 14.	Goodwill

14.1	Movements in the carrying amount of goodwill

A. Gross amount

At December 31, 2004	5,438.9
At January 1, 2005	5,438.9
Acquisitions	7,866.7
Disposals and goodwill classified as “assets held for sale”	0.0
Translation adjustments	171.1
Other	(241.7)
At December 31, 2005	13,235.0
Acquisitions	534.4
Disposals and goodwill classified as “assets held for sale”	(226.3)
Translation adjustments	(70.6)
Other	115.2
At December 31, 2006	13,587.7

B. Impairment

At December 31, 2004	(116.6)
At January 1, 2005	(116.6)
Impairment losses	(114.8)
Disposals and goodwill classified as “assets held for sale”	0.0
Translation adjustments	(6.3)
Other	35.9
At December 31, 2005	(201.8)
Impairment losses	(11.6)
Disposals and goodwill classified as “assets held for sale”	35.7
Translation adjustments	(1.1)
Other	(4.2)
At December 31, 2006	(183.1)

C. Carrying amount = A+B

At December 31, 2004	5,322.3
At January 1, 2005	5,322.3
At December 31, 2005	13,033.2
At December 31, 2006	13,404.6

In 2006, additional goodwill relates mainly to the SEE’s acquisition of Rendo and Cogas for €65 million and €75 million, respectively, and to Agbar’s acquisition of Bristol Water for €118.3 million and RTD for €87.2 million. Changes in the “Disposals and goodwill” line (gross amount) in the above table chiefly reflect the disposal of certain Flemish mixed inter-municipal companies for €171.3 million. “Other” mainly consists of goodwill on Compagnie Nationale du Rhône previously included within “Investments in associates” and transferred due to the change in the method used to consolidate CNR (see also Note 17).

Additional goodwill recorded in 2005 primarily arose as a result of the buyout of minority interests in Electrabel (€7,332 million) and the first-time consolidation of SHEM (€230 million). “Other” mainly corresponded to an adjustment to goodwill recognized when finalizing the acquisition price of Electrabel Nederland.

Goodwill recognized in respect of acquisitions of minority interests amounts to €78.3 million at December 31, 2006 and €7,338 million at December 31, 2005 (mainly relating to the 48.54% interest acquired in Electrabel). In the absence of specific IFRS guidance, goodwill is recognized as described in Note 1.D.1.

14.2    Goodwill segment information

The carrying amount of goodwill can be analyzed by business segments as follows:

in millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Suez Energy Europe	9,963.1	9,862.3	2,260.1
Suez Energy International	428.9	467.0	414.0
Suez Energy Services	682.5	673.0	711.3
Suez Environment	2,305.4	2,005.5	1,914.5
Other	24.6	25.4	22.4
Total	13,404.6	13,033.2	5,322.4

The analysis above is based on the business segments of the acquired entity rather than those of the acquirer.

The main goodwill balances relate to the following Cash Generating Units (CGUs): Benelux (€8,609.8 million, of which €7,513.6 million relates to Electrabel and €771.2 million to Electrabel Nederland NV), France (€697 million relating to SHEM and CNR), Polaniec (€270 million), United Water (€398 million), Sita UK (€346 million), and Sita Nederland BV (€223 million).

NOTE - 15.	Intangible assets, net

15.1	Movements in the carrying amount of intangible assets

		Intangible rights
		related to
		concession	Capacity
In millions of euros	Software	contracts	entitlements	Other	Total

A. Gross amount
At December 31, 2004	478.1	3,456.9	1,163.0	1,025.9	6,123.9
At January 1, 2005	478.1	3,456.9	1,163.0	1,025.9	6,123.9
Acquisitions	46.8	170.1		260.9	477.8
Disposals	(14.1)	(21.4)		(226.7)	(262.2)
Translation adjustments	6.2	77.4		89.7	173.4
Changes in scope of consolidation	(4.4)	(32.2)		(17.0)	(53.6)
Other	24.0	35.2		32.1	91.3
At December 31, 2005	536.6	3,686.0	1,163.0	1,164.9	6,550.6
Acquisitions	83.1	192.5		42.0	317.5
Disposals	(9.2)	(6.0)		(71.5)	(86.8)
Translation adjustments	(0.5)	(35.7)		(68.8)	(104.9)
Changes in scope of consolidation	(23.8)	(129.9)		15.1	(138.6)
Other	2.0	299.3		(33.6)	267.7
At December 31, 2006	588.3	4,006.1	1,163.0	1,048.0	6,805.5

B. Accumulated amortization and impairment
At December 31, 2004	(346.5)	(1,520.0)	(480.7)	(423.8)	(2,771.0)
At January 1, 2005	(346.5)	(1,520.0)	(480.7)	(423.8)	(2,771.0)
Amortization/impairment	(69.0)	(126.8)	(25.6)	(96.5)	(317.9)
Disposals	15.5	7.4		46.0	68.9
Translation adjustments	(5.1)	(37.5)		(34.7)	(77.3)
Changes in scope of consolidation	4.4	0.7		7.2	12.3
Other	8.3	(25.0)		4.7	(12.0)
At December 31, 2005	(392.4)	(1,701.2)	(506.3)	(497.1)	(3,097.0)
Amortization/impairment	(81.0)	(206.5)	(24.8)	(68.2)	(380.5)
Disposals	7.0	9.8		6.1	23.0
Translation adjustments	0.4	18.7		27.0	46.0
Changes in scope of consolidation	24.0	94.2		9.1	127.3
Other	7.7	(86.1)		42.3	(36.1)
At December 31, 2006	(434.4)	(1,871.1)	(531.1)	(480.6)	(3,317.3)

C. Carrying amount = A+B
At December 31, 2004	131.6	1,936.9	682.3	602.1	3,352.9
At January 1, 2005	131.6	1,936.9	682.3	602.1	3,352.9
At December 31, 2005	144.2	1,984.7	656.7	667.9	3,453.5
At December 31, 2006	153.9	2,135.0	631.9	567.4	3,488.2

The Group was involved in financing the construction of several power stations operated by third parties and in consideration, received the right to purchase a share of the production over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years. The Group currently holds entitlements in the Chooz B power plant in France and the MKV and HKV plants in Germany. At December 31, 2006 the carrying amount of these entitlements amounted to €631.9 million.

Recognized impairment losses for the periods presented amounted to €3.6 million in 2006, €19 million in 2005 and €11.3 million in 2004 (see Note 8).

15.2	Greenhouse gas emissions allowances

In thousands of tons	Dec. 31, 2006	Dec. 31, 2005
Allowances granted	45,741.9	43,715.6
Allowances purchased	15,214.5	935.6

Allowances returned and/or consumed	(44,174.4)	(42,283.7)
Allowances sold	(10,498.7)	(7,102.0)
Total	6,283.3	(4,734.5)

15.3	Research and development costs

Research and development activities primarily relate to various studies regarding technological innovation, improvements in plant efficiency, safety, environmental protection, service quality and the use of energy resources.

Research and development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, R&D costs in 2006, 2005 and 2004 amounted to €86 million, €84.8 million and €85 million, respectively.

NOTE-16.	Property, plant and equipment, net

16.1	Movements in property, plant and equipment

					Capitalized	Assets held	Assets leased to
			Plant and		dismantling	under finance	others under	Construction in
In millions of euros	Land	Buildings	equipment	Vehicles	costs	leases	operating leases	progress	Other	Total

A. Gross amount
At December 31, 2004	1,931.4	4,419.7	25,252.4	1,357.4	752.3	1,747.6	1,647.8	2,423.3	2,278.7	41,810.6
At January 1, 2005	1,931.4	4,419.7	25,252.4	1,357.4	752.3	1,747.6	1,647.8	2,423.3	2,278.7	41,810.6
Acquisitions	54.7	107.7	502.3	89.8	0.5	10.1	7.6	1,286.4	95.3	2,154.4
Disposals	(25.6)	(102.2)	(326.9)	(142.2)	(0.3)	(16.8)	(0.4)	0.0	(87.5)	(701.9)
Translation adjustments	76.4	454.0	933.5	12.4	4.8	1.1	224.0	150.5	214.9	2,071.6

Changes in scope of consolidation	(140.3)	(183.2)	(178.7)	(31.4)	(0.1)	(693.0)	0.0	(99.4)	10.6	(1,315.5)
Other	(199.2)	158.6	1,865.9	20.9	(78.6)	(269.9)	9.1	(1,664.9)	(55.8)	(213.9)
At December 31, 2005	1,697.4	4,854.6	28,048.5	1,306.9	678.6	779.1	1,888.1	2,095.9	2,456.2	43,805.3
Acquisitions	42.7	63.0	456.4	120.0	19.6	43.1	25.2	1,198.6	129.6	2,098.1
Disposals	(36.2)	(125.7)	(151.2)	(104.9)	(0.2)	(15.0)	(1.4)	0.0	(101.4)	(536.0)
Translation adjustments	(0.7)	(50.1)	(417.9)	(10.5)	2.5	(0.3)	(158.4)	(62.8)	(153.9)	(852.2)

Changes in scope of consolidation	42.4	158.4	513.3	12.7	2.0	(1.7)	3.3	(87.5)	228.6	871.5
Other	(34.8)	(10.5)	1,302.4	28.9	29.5	(12.3)	(412.0)	(1,255.5)	69.7	(294.5)
At December 31, 2006	1,710.7	4,889.8	29,751.5	1,353.0	732.1	792.9	1,344.8	1,888.7	2,628.7	45,092.3

B. Accumulated depreciation and impairment
At December 31, 2004	(861.7)	(1,763.3)	(16,089.1)	(938.6)	(599.8)	(557.5)	(475.9)	(48.3)	(1,109.7)	(22,443.9)
At January 1, 2005	(861.7)	(1,763.3)	(16,089.1)	(938.6)	(599.8)	(557.5)	(475.9)	(48.3)	(1,109.7)	(22,443.9)

Depreciation/impairment	(61.6)	(224.2)	(1161.6)	(121.0)	(6.7)	(62.2)	(47.9)	(35.5)	(155.6)	(1,876.3)
Disposals	18.1	58.3	240.9	133.1	0.2	13.5	0.0	0.0	88.1	552.2
Translation adjustments	(19.2)	(125.6)	(237.9)	(7.8)	(4.3)	(0.9)	(54.5)	(5.7)	(66.0)	(521.9)

Changes in scope of consolidation	43.0	106.3	343,1	22.1	(0.5)	(4.1)	0.0	4.6	0.8	515.3
Other	67.7	(34.3)	(141.5)	6.3	38.3	184.0	(25.3)	9.4	77.1	181.7
At December 31, 2005	(813.7)	(1,982.8)	(17,046.1)	(905.9)	(572.8)	(427.2)	(603.6)	(75.5)	(1,165.3)	(23,592,9)

Depreciation/impairment (a)	(59.6)	(177.5)	(1,027.5)	(117.3)	(13.8)	(45.4)	(55.6)	(21.3)	(107.5)	(1,625.4)
Disposals	10.7	84.7	136.9	96.0	0.2	12.8	0.3	0.0	70.5	412.1
Translation adjustments	(3.7)	11.8	91.6	0.3	(2.3)	(0.2)	37.8	2.2	43.5	180.9

Changes in scope of consolidation	4.8	469.0	(212.7)	0.0	(1.8)	(0.6)	(3.2)	49.6	2.7	307.8
Other	3.6	(19.5)	(42.3)	(5.1)	(29.1)	8.8	290.0	0.3	21.2	228.0
At December 31, 2006	(858.0)	(1,614.4)	(18,099.9)	(932.0)	(619.7)	(451.7)	(334.2)	(44.8)	(1,134.8)	(24,089.5)

C. Carrying amount
At December 31, 2004	1,069.7	2,656.4	9,163.3	418.8	152.5	1,190.1	1,171.9	2,375.0	1,168,9	19,366.5
At January 1, 2005	1,069.7	2,656.4	9,163.3	418.8	152.5	1,190.1	1,171.9	2,375.0	1,168.9	19,366.5
At December 31, 2005	883.7	2,871.8	11,002.4	401.0	105.8	351.9	1,284.5	2,020.4	1,290.9	20,212.4
At December 31, 2006	852.8	3,275.5	11,651.6	421.0	112.4	341.2	1,010.6	1,844.0	1,493.9	21,002.8

(a)	Net impairment losses recognized in property, plant and equipment amount to €128.1 million at December 31, 2006, versus €418.9 million at end-2005 (see Note 8).

The main translation adjustments recorded in relation to the gross amount of property, plant and equipment at December 31, 2006 concern the US dollar for a negative €725.0 million. Net changes in the scope of consolidation mainly result from the disposal of the Hanjin City Gas distribution network in South Korea (negative impact of €142.3 million), the sale of REVA (negative impact of €33 million), the sale of VEA in Brazil (negative impact of €42 million, and from the effects of a change in consolidation method (from equity accounting to full consolidation) in respect of London Waste (Sita UK – positive impact of €99.5 million) and CNR (positive impact of €1,035.0 million – see Note 17).

16.2	Analysis of property, plant and equipment held under finance leases by type

Property, plant and equipment held under finance leases break down as follows:

							Total assets
In millions of euros			Plant and		Construction		held under
	Land	Buildings	equipment	Vehicles	in progress	Other	finance leases

A. Gross amount
At December 31, 2004	41.0	239.4	1,226.8	240.4	0.0	0.0	1,747.6
At January 1, 2005	41.0	239.4	1,226.8	240.4	0.0	0.0	1,747.6
At December 31, 2005	35.6	192.8	412.7	133.2	0.0	4.8	779.1
At December 31, 2006	32.6	204.3	414.9	136.3	0.0	4.8	792.9

B. Accumulated depreciation and impairment
At December 31, 2004	(2.2)	(110.4)	(251,5)	(193.4)	0.0	(0.0)	(557.5)
At January 1, 2005	(2.2)	(110.4)	(251,5)	(193.4)	0.0	(0.0)	(557.5)
At December 31, 2005	(8.1)	(103.6)	(214,8)	(97.8)	0.0	(2.9)	(427.2)
At December 31, 2006	(8.0)	(105.8)	(229,7)	(105.7)	0.0	(2.6)	(451.7)

C. Carrying amount
At December 31, 2004	38.8	129.0	975,3	47.0	0.0	0.0	1,190.1
At January 1, 2005	38.8	129.0	975,3	47.0	0.0	0.0	1,190.1
At December 31, 2005	27.5	89.2	197,9	35.4	0.0	1.9	351.9
At December 31, 2006	24.6	98.5	185,2	30.7	0.0	2.2	341.2

16.3	Pledged and mortgaged assets

Items of property, plant and equipment pledged by the Group to guarantee borrowings amounted to €2,001.0 million at December 31, 2006, compared with €2,153.1 million at December 31, 2005 and €2,058.4 million at December 31, 2004. The maturities of these commitments are as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Maturity

Y+1	360.6	416.1	249.8
Y+2	48.7	89.9	128.0
Y+3	25.2	95.6	161.6
Y+4	24.3	101.2	171.2
Y+5	46.1	85.5	168.4
Beyond	1,496.1	1,364.8	1,179.4
Total	2,001.0	2,153.1	2,058.4

16.4	Firm commitments to purchase property, plant and equipment

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment. These commitments relate mainly to orders of equipment, vehicles and material required for the construction of energy production units (power stations and co-generation plants) and for service agreements.

The commitments can be broken down by maturity as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Maturity

Y+1	831.8	921.4	672.7
Y+2	550.2	188.7	298.4
Y+3	149.8	24.0	98.7
Y+4	9.4	5.8	259.2
Y+5	10.0	0.0	222.4
Beyond	239.3	226.4	44.6
Total	1,790.5	1,366.3	1,596.0

16.5	Contractual investment commitments

The Group has undertaken to make certain investments. These investments have a present value of €869.4 million at December 31, 2006 and €1,239.0 million at December 31, 2005.

16.6	Other information

Borrowing costs included in the cost of construction in progress amounted to €24.7 million, €20.3 million and €17.3 million, respectively, at December 31, 2006, 2005 and 2004.

NOTE - 17.	Investments in associates

17.1	Breakdown of investments in associates

	Carrying amount of investments in			Share in net income of associates
	associates
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
In millions of euros	2006	2005	2004	2006	2005	2004
Belgian mixed inter-municipal
companies	866.8	1,927.0	1,830.3	235.3	407.9	162.5
Compagnie Nationale du Rhône	0.0	511.8	458.8	67.6	28.8	22.8
Northumbrian	0.0	0.0	102.4	0.0	7.1	19.7
Elia	(119.2)	(126.5)	49.9	21.1	36.7	39.6
Colbùn	0.0	296.8	0.0	0.0	7.1	0.0
Other	512.1	545.8	481.2	48.7	77.9	32.3
Total	1,259.7	3,154.9	2,922.6	372.7	565.5	276.9

The main changes in 2006 arise from the disposals of Colbùn and of shareholdings in the Flemish mixed inter-municipal companies, and from the full consolidation of CNR at December 31, 2006, following a review which determined that the Group exercised de facto control over that company.

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

The main changes in this item in 2005 result from the sale of Northumbrian, the partial sale of ESO/Elia and the change in the consolidation method regarding Colbùn from proportional consolidation to equity method accounting, due to the reduction in the Group’s interest in this company from 29% in 2004 to 19% in 2005.

Dividends received by the Group from its associates amounted to €355.7 million in 2006, €467.1 million in 2005, and €531.6 million in 2004.

Goodwill recognized by the Group on the acquisition of associates is also included in this item for a net amount of €23.4 million at December 31, 2006, compared with €179.6 million at December 31, 2005, and €133.1 million at December 31, 2004.

17.2	Fair value of investments in listed associates

The net carrying amount of investments in listed associates was €(27.6) million at December 31, 2006, compared to €262.0 million at December 31, 2005 and €187.8 million at December 31, 2004. The market value of these companies at year-end 2006 amounts to €463.5 million, versus €811.9 million and €385.2 million, respectively, at December 31, 2005 and 2004. The main changes in 2006 result from the sale of Colbùn.

17.3	Key figures of associates

	Latest %	Total	Total			Net
In millions of euros	interest	assets	liabilities	Equity	Revenues	income
At December 31, 2006
Belgian mixed inter-municipal companies (a)		11,871.0	5,762.0	6,109.0	3,561.0	663.0
Compagnie Nationale du Rhône	47.9				798.9	135.3
Elia	27.5	3,899.5	2,593.5	1,306.0	690.9	76.9

At December 31, 2005
Belgian mixed inter-municipal companies (a)		12,194.0	4,798.0	7,396.0	3,361,0	871.0
Compagnie Nationale du Rhône (b)	47.9	3,295.0	2,363.0	932.0	642,0	85.0
Elia (b)	27.5	3,853.0	2,572.0	1,281.0	694,0	75.0

At December 31, 2004
Belgian mixed inter-municipal companies (a)		12,213.0	4,736.0	7,477.0	3,669.0	551.0
Compagnie Nationale du Rhône (b)	47.9	3,202.0	2,334.0	868.0	602.0	78.0
Northumbrian (c)	25.0	2,157.6	1,765.5	392.1	394.5	67.4
Elia (b)	64.0	3,790.0	2,728.0	1,062.0	687.0	60.0

(a)	This table shows the aggregate figures for the Belgian mixed inter-municipal companies, which have been restated in accordance with IFRS.

(b)	Data relating to Compagnie Nationale du Rhône and Elia correspond to their published accounts.

(c)	Data relating to Northumbrian are based on the published annual financial statements at March 31, 2005.

NOTE-18.	Investments in joint ventures

The condensed financial statements of the main joint ventures are presented below:

	Consolidation		Current	Non-current	Current	Non-current
In millions of euros	percentage		assets	assets	liabilities	liabilities

At December 31, 2006
ACEA/Electrabel group	40.6	(a)(b)	402.9	675.1	606.2	156.8
Agbar group	51.0	(c)	786.8	2,362.8	766.1	1,025.5
Tirreno Power	35.0		115.0	513.3	199.8	299.0
Total			1,304.7	3,551.2	1,572.1	1,481.3

At December 31, 2005
ACEA/Electrabel group	40.6	(a)	234.3	568.1	349.1	167.2
Agbar group	51.0		795.7	1,128.0	631.0	488.1
Tirreno Power	35.0		135.6	464.7	163.4	303.1
Total			1,165.6	2,160.8	1,143.5	958.4

At December 31, 2004
ACEA/Electrabel group	40.6	(a)	288.4	554.3	494.1	52.9
Agbar group	51.0		642.0	943.6	640.9	463.2
Tirreno Power	35.0		96.0	421.9	118.8	281.2
Total			1,026.4	1,919.8	1,253.8	797.3

(a)	Percentage of consolidation applicable to the holding companies.

(b)	Changes in the balance sheet of the ACEA group reflect (i) the acquisition of Alpenergia Italia from Electrabel SA; and (ii) the increase in investments and receivables.

(c)	Changes in the balance sheet of the Agbar group arise as a result of (i) the acquisition of RTD and Bristol Water; and (ii) the consolidation of Aguas Andinas within Agbar’s financial statements.

NOTE – 19.	Financial assets

The Group’s financial assets are broken down into the following categories:

	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
	Non-			Non-			Non-			Non-
In millions of euros	current	Current	Total	current	Current	Total	current	Current	Total	current	Current	Total
Available-for-sale securities	2,816.5	-	2,816.5	2,671.5	-	2,671.5	2,222.6	1,424.5	3,647.1	1,654.7	1,232.7	2,887.4
Derivative instruments
(incl. commodity derivatives)	1,014.1	3,318.6	4,332.7	2,145.9	4,533.3	6,679.2	1,072.9	1,034.4	2,107.3	-	-	-
Loans and receivables carried at amortized cost	2,170.1	298.8	2,468.9	2,440.2	194.0	2,634.2	2,532.8	591.7	3,124.5	2,036.3	584.6	2,620.9
Trade and other receivables, net		10,412.2	10,412.2		10,394.7	10,394.7	-	9,733.4	9,733.4	-	9,733.9	9,733.9
Financial assets at fair value
through income		833.0	833.0		885.6	885.6	-	420.3	420.3	-	412.9	412.9
Total	6,000.7	14,862.6	20,863.3	7,257.6	16,007.6	23,265.2	5,828.3	13,204.3	19,032.6	3,691.0	11,964.0	15,655.0

19.1	Available-for-sale securities

The Group’s available-for-sale securities amounted to €2,816.5 million at December 31, 2006 breaking down into €1,368.2 million of listed securities and €1,448.3 million of unlisted securities.

Movements during the year are as follows:

In m illions of euros
At December 31, 2005	2,671.5
Acquisitions	333.1
Disposals, carrying amount	(339.2)
Changes in fair value recognized in equity	287.9
Changes in fair value recognized in income	(28.5)
Changes in scope of consolidation, exchange rate
fluctuations and other changes	(108.3)
At December 31, 2006	2,816.5

The available for sale securities has a contribution of €289 million to the gross operating income of the 2006 period (see Note 3.3) .

19.2	Derivative instruments (including commodity derivatives)

This item breaks down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005
Derivatives hedging borrowings	590.7	682.6	985.1
Commodity instruments	3,650.6	5,951.2	1,056.3
Derivatives hedging other items	91.4	45.4	65.9
Total	4,332.7	6,679.2	2,107.3

Commodity instruments (commodity derivatives and commodity contracts classified as derivative instruments), as well as derivatives hedging borrowings and other items are set up as part of the Group’s risk management policy and are analyzed in Notes 27.5 and 27.3, respectively.

19.3	Loans and receivables carried at amortized cost

	Dec. 31,	Dec. 31,	Jan. 1,	Dec. 31,
In millions of euros	2006	2005	2005	2004
Loans granted to affiliated companies	1,648.8	1,737.8	2,275.5	1,746.7
Other receivables carried at amortized cost	217.0	129.7	202.4	227.6
Amounts receivable under concession contracts	236.3	413.5	342.0	342.0
Amounts receivable under finance leases	366.8	353.2	304.6	304.6
Total	2,468.9	2,634.2	3,124.5	2,620.9

Loans granted to affiliated companies

“Loans granted to affiliated companies” primarily include the receivable due to the Group from its associate, ESO/Elia, in a net amount of €808.4 million at December 31, 2006 and December 31, 2005, and €1,123.7 million at end-2004.

Loans granted to affiliated companies break down as follows by maturity:

In millions of euros	2007	2008	2009	2010	2011	Beyond 2011	Total	Impact of measurement at amortized cost and impairment	Carrying amount

Loans granted to affiliated companies	584.7	59.6	387.3	34.1	38.0	948.9	2,052.6	(403.8)	1,648.8

Analysis by currency:

Dec. 31, 2006
€1,658.5
$273.3
£6.3
Other currencies (essentially the Moroccan Dirham, MAD)	114.5

Total	2,052.6

Impact of measurement at amortized cost and impairment	(403.8)

Carrying amount	1,648.8

Impairment losses recorded in relation to receivables essentially concern receivables of the Argentinean companies.

Analysis by interest rate:

Dec. 31, 2006
Floating-rate loans granted to affiliated companies	1,648.4
Fixed-rate loans granted to affiliated companies	404.2
Total loans granted to affiliated companies	2,052.6

The fair value of loans granted to affiliated companies stood at €1,651.8 million at December 31, 2006, compared with a carrying amount of €1,648.8 million.

19.4	Trade and other receivables, net

	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005
		Allow-			Allow-			Allow-
In millions of euros	Gross	ance	Net	Gross	ance	Net	Gross	ance	Net
Trade and other receivables	10,970.6	(558.4)	10,412.2	11,010.6	(615.9)	10,394.7	10,369.2	(635.8)	9,733.4

19.5	Financial assets at fair value through income

Financial assets measured at fair value through income are mainly UCITS held for trading purposes and expected to be sold in the near term.

	Dec. 31, 2006		Dec. 31, 2005		Jan. 1, 2005		Dec. 31, 2004
	Acquisition		Acquisition		Acquisition		Acquisition
In millions of euros	cost	Fair value	cost	Fair value	cost	Fair value	cost	Fair value
Financial assets at fair
value through income	841.2	833.0	901.1	885.6	436.1	420.3	442.1	412.9

19.6	Commitments in respect of equity instruments

Equity instruments given as collateral on long-term borrowings amount to €640.7 million at December 31, 2006 (versus €1,089.1 million at December 31, 2005 and €553.6 million at December 31, 2004), and can be analyzed as follows by maturity:

	Dec. 31,	Less than		More than 5	Dec. 31,	Dec. 31,
In millions of euros	2006	1 year	1 to 5 years	years	2005	2004
Equity instruments given as collateral	640.7	0.0	4.4	636.3	1,089.1	553.6

19.7	Assets pledged as collateral

Some assets (trade and other receivables) have been pledged as collateral to cover the debt managed by certain Group entities.

These can be analyzed as follows:

	Dec. 31,	Less than 1		More than 5	Dec. 31,
In millions of euros	2006	year	1 to 5 years	years	2005
Assets pledged as collateral	139.9	136.5	0.0	3.4	123.8

NOTE - 20.	Inventories

Inventories mainly comprise fuel (coal, gas and uranium) and amount to €1,483.4 million at December 31, 2006 versus €1,344.8 million at December 31, 2005 and €1,145.7 million at December 31, 2004.

NOTE - 21.	Other assets

	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005	Dec. 31, 2004
	Non-			Non-
In millions of euros	current	Current	Total	current	Current	Total	Total	Total
Reimbursement rights	523.7	40.8	564.5	1,393.6	267.3	1,660.9	1,586.7	1,586.7
Tax receivables		923.1	923.1		726.3	726.3	468.0	468.0
Other receivables	255.1	1,372.7	1,627.8	292.9	1,699.5	1,992.4	2,412.5	2,803.9
Total	778.8	2,336.6	3,115.4	1,686.5	2,693.1	4,379.6	4,467.2	4,858.6

Reimbursement rights (see Note 1.M) include:

•	Electrabel’s reimbursement rights relating to pension obligations for employees of the distribution business in an amount of €377.9 million (including a current portion of €40.8 million);
•	insurance policies taken out with Contassur, a related party, in order to finance certain Group pension obligations, representing €186.6 million.

Changes in reimbursement rights are mainly attributable to the sale of Electrabel Netten Vlaanderen and to the creation of Brussels Network Operations (see Note 2.1.2) .

NOTE - 22.	Equity

22.1	Share capital

At December 31, 2006, the Company’s share capital breaks down as follows:

	Dec. 31, 2006		Dec. 31, 2005
	Number	Share capital	Number of	Share capital
	of shares	(in millions of	shares	(in millions of
		euros)		euros)
Shares issued
Fully paid up shares:
Ordinary shares with a par value of €2	1,277,444,403	2,554.89	1,270,756,255	2,541.51
Shares not fully paid up:
Ordinary shares with a par value of €2	Nil		Nil

Shares were issued during the year as a result of the following operations:

	Number of		Additional paid-	Shareholders'
	shares	Share capital	in capital	equity
Share capital increase in exchange for the contribution
of Electrabel shares (a)	299,804	0.6	6.2	6.8
Exercise of stock subscription options	6,388,344	12.8	149.2	162.0
Total	6,688,148	13.4	155.4	168.8

(a)	This increase corresponds to Electrabel shares contributed to the tender offer which were subject to approval by the appropriate regulatory authorities. Approval was granted at the beginning of 2006.

Each shareholder is entitled to one vote per share at any shareholder’s meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

22.2	Movements in the number of shares outstanding

At December 31, 2004	1,007,733,141
Shares issued	250,290,869
Purchases and disposals of treasury stock	(163,876)
At December 31, 2005	1,257,860,134
Shares issued	6,688,148
Purchases and disposals of treasury stock	8,203,206
At December 31, 2006	1,272,751,488

22.3	Instruments providing a right to subscribe for new shares

Stock subscription options

The Group has granted stock subscription options to its employees as part of stock option plans. These plans are described in Note 33.

At the General Meeting held on May 5, 2006, the Group asked shareholders to approve the issue of free equity warrants in the event of an unsolicited bid for the Company launched within the 18 months following the General Meeting, by a company that is itself protected from such a bid. The nominal amount of the issue is limited to €2.7 billion.

22.4	Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the General Meeting of Shareholders’ held on May 5, 2006. This program provides for the buyback of a maximum of 10% of the share capital as it stood as of the General Meeting date. Under the program, the aggregate amount of acquisitions net of charges cannot exceed the sum of €5 billion and the purchase price cannot exceed €40 per share. Details of these terms and conditions are provided in the report of the Ordinary and Extraordinary General Meeting in the Resolutions section of this document. In the context of this program, 10,211,710 shares were purchased in 2006 for a total amount of €338.2 million and 10,467,710 shares were sold for €347.2 million.

Treasury stock (see Note 1.L) deducted from consolidated equity represented 4,692,915 shares at December 31, 2006 (versus 12,896,121 shares at December 31, 2005 and 12,578,681 shares at December 31, 2004) for a total amount of €132.2 million (€355.7 million at December 31, 2005 and €352.3 million at end-2004), representing a decrease of 8,203,206 shares.

Of these, treasury stock owned by consolidated subsidiaries and deducted from equity amounted to €4.7 million.

	Number of
	shares	Amount
At December 31, 2005	12,896,121	355.7
Purchases by the parent company	10,211,710	338.2
Sales by the parent company	(18,414,916)	(561.7)
At December 31, 2006	4,692,915	132.2

22.5	Changes in fair value (attributable to equity holders of the parent Company)

In millions of euros	Dec. 31, 2005	Change	Dec. 31, 2006
Available-for-sale financial assets	808.1	290.4	1,098.4
Net investment hedges	(51.0)	42.4	(8.6)
Cash flow hedges	(104.3)	87.3	(17.0)
Commodity derivatives	(567.0)	658.5	91.5
Actuarial gains and losses	(351.0)	52.4	(298.6)
Deferred tax	332.0	(318.3)	13.7
Translation adjustments on the above items	(29.4)	30.2	0.8
Total	37.3	842.9	880.2

22.6	Other disclosures concerning additional paid-in capital and consolidated reserves

Total additional paid-in capital and consolidated reserves at December 31, 2006 (including net income for the year) amounted to €15,958.6 million, of which €255.5 million related to the legal reserve of SUEZ SA. Under French law, 5% of net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

The distributable paid-in capital and reserves of SUEZ SA, the parent company, totaled €28,908.7 million at December 31, 2006 (versus €23,044.8 million at December 31, 2005 and €17,180.9 million at December 31, 2004).

Income tax recognized directly in equity is detailed in Note 12.2.

22.7	Dividends

Dividends paid by Suez SA

Fiscal year	Amount distributed	Net dividend per share
	(in millions of euros)	(in euros)
2004 (paid May 16, 2005)	806.7	0.80
2005 (paid May 8, 2006)	1,260.2	1.00

Proposed dividend for 2006

Shareholders at SUEZ Group’s General Meeting convened to approve the financial statements for the year ended December 31, 2006 will be asked to approve a dividend of €1.20 per share, representing a total amount of €1,532.9 million.

Subject to approval by the General Meeting, this dividend shall be paid from Monday May 7, 2007 and is not recognized as a liability in the accounts at December 31, 2006. The financial statements at December 31, 2006 are therefore presented before the appropriation of earnings.

NOTE – 23.	Provisions

				Reversals	Changes in	Unwinding of
	Dec. 31,		Reversals	(surplus	the scope of	discounting	Translation		Dec. 31,
In millions of euros	2005	Allocations	(utilizations)	provisions)	consolidation	adjustments	adjustments	Other	2006
Pensions and other
employee benefit
obligations	3,942.4	67.4	(197.2)	(5.1)	(839.6)	78.5	(14.1)	(234.8)	2,797.5
Reprocessing and storage
of nuclear fuels	2,875.5	100.4	(86.5)	0.0	0.0	141.7	0.0	0.0	3,031.1
Sector-related risks	188.0	153.4	(58.5)	(20.4)	7.2	0.0	0.0	(9.2)	260.4
Dismantling of plant and
equipment	1,717.2	16.2	(10.4)	(0.6)	(0.1)	86.8	0.8	10.8	1,820.7
Warranties	75.9	40.7	(38.2)	(5.2)	(3.5)	0.0	(1.4)	(3.0)	65.3
Disputes, claims and tax
risks	650.2	113.8	(157.6)	(24.6)	(140.9)	0,0	(33.3)	(4.6)	403.0
Site rehabilitation	447.4	54.8	(46.6)	(0.8)	6.6	15.7	2.3	6.5	485.9
Restructuring costs	132.0	32.0	(68.8)	(6.0)	(12.2)	1.4	(0.1)	2.5	80.8
Other contingencies	814.5	264.5	(343.9)	(53.0)	56.5	11.3	(0.9)	91.9	841.1
Total provisions	10,843.1	843.2	(1,007.8)	(115.7)	(925.9)	335.5	(46.6)	(139.9)	9,785.8

The changes in scope of consolidation of €(839.6) million in provisions for pensions and other employee benefit obligations mainly reflects the restructuring of the Belgian distribution sector (see Note 3.2 for further information).

The impact of unwinding discount adjustments in respect of pensions and other employee benefit obligations relates to the interest cost on the pension obligations, net of the expected return on plan assets.

The "Other " column notably includes, in respect of pensions and other employee benefit obligations, a negative amount of €121.5 million relating to Electrabel, representing the change in reimbursement rights from the mixed inter-municipal companies in respect of distribution personnel, and a negative amount of €54.4 million concerning actuarial gains and losses generated in 2006 and recognized in equity.

Allocations, reversals and changes relating to unwinding the discount are presented as follows in the income statement:

In millions of euros	Allocations	Reversals	Net
Income/(loss) from operating activities	830.1	(1,116.0)	(286.0)
Other financial income and expenses	335.5		335.5
Income tax expense	13.1	(7.3)	5.8
Total	1,178.7	(1,123.4)	55.3

The different types of provisions and the calculation principles applied are described below.

23.1	Employee benefit obligations

See Note 24.

23.2	Reprocessing and storage of nuclear fuels, and dismantling of plant and equipment

Reprocessing and storage of nuclear fuels

When nuclear fuel is removed from a reactor, it remains radioactive and requires treatment. This provision covers all the costs related to the reprocessing cycle for the volume of nuclear fuel consumed at year-end, including costs incurred through on-site storage, transportation, fuel reprocessing by an approved centre, and finally storage and disposal of the waste fuel after treatment.

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

In accordance with an agreement with the Belgian Government, the costs of dismantling nuclear power stations are estimated every five years on the basis of a detailed analysis carried out by an independent expert. The most recent analysis was performed in 2003.

Electricity and Gas Monitoring Committee

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. This process will be reviewed every three years. In February 2005, the Committee approved the methods for measuring and recording dismantling provisions and provisions related to downstream operations.

To allow the Monitoring Committee to carry out its work in accordance with the above-mentioned law, Synatom is required to send the Committee a report every three years describing the core inputs to be used to calculate these provisions.

At December 31, 2006, the provisions recognized were determined on the basis of the inputs and elements set out in Synatom’s January 2004 report to the Monitoring Committee, as approved by said Committee on January 25, 2005.

A new report was submitted by Synatom on January 15, 2007. Since the Monitoring Committee may announce its decision on the report after a certain period of time, the review process was still in progress at the date of preparation of the 2006 financial statements. Notwithstanding the above, the new recommendations do not change the core inputs set out in the previous report, namely the estimation methods, financial parameters and management scenarios to be used. The changes recommended seek to incorporate economic data and the latest detailed analyses into the calculation, and would not therefore call into question the provisions as determined at year-end.

Provisions for legal and constructive obligations to dismantle conventional power stations and to restore sites are also measured on the basis of the most suitable technical and budgetary estimates.

An allocation to provisions is recorded after the item of plant or equipment has been commissioned, and throughout its useful life, to reflect the passage of time. The offsetting asset (see Note 1.E) is depreciated on a straight-line basis.

Sensitivity to discount rates

Based on currently applicable parameters in terms of estimated costs and the timing of disbursements, a change of 50 base points in the discount rate could lead to an adjustment of around 10% in outstanding provisions for dismantling of plant and equipment and nuclear waste reprocessing. A fall in discount rates would lead to an increase in provisions, and an increase in discount rates would reduce the provision amount. Changes arising as a result of the review of the dismantling provision would not have an immediate impact on income, since the matching entry is under certain conditions an adjustment to the corresponding asset in the same amount.

Sensitivity to discount rates, presented above in accordance with the applicable standards, is mechanical and should therefore be interpreted with appropriate caution. These provisions are computed using a variety of other inputs, including the estimated cost and timing of disbursements. Accordingly, focusing on a single parameter does not provide a pertinent analysis. However, the frequency with which these provisions are reviewed by the Monitoring Committee in accordance with applicable regulations ensures an accurate measurement of the overall obligation.

23.3	Sector-related risks

Provisions for sector-related risks include provisions covering guarantees given in connection with disposals and which are likely to be called on.

23.4	Site rehabilitation

Site rehabilitation provisions relate to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These provisions also cover long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization. Costs to be incurred at the time of a site’s closure or during the long-term monitoring period (30 years within the European Community) are discounted to present value. An asset is recorded as counterparty to the provision. This asset is depreciated in line with the depletion of waste storage volume or the need for coverage during the period.

23.5	Other risks

Other risks mainly include provisions for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE - 24.    Pensions and other employee benefit obligations

24.1    Description of the main pension plans and related benefits

24.1.1    Companies belonging to the Electricity and Gas sector in Belgium

In Belgium, the rights of employees in Electricity and Gas sector companies, principally Electrabel, ECS, Distrigaz, Fluxys and Laborelec, and some SUEZ-Tractebel SA employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of their most recent annual income, for a full career and in addition to the statutory pension. These supplements, which are provided under defined benefit plans, are partly reversionary. In practice, the benefits have to be paid in the form of a lump sum for the majority of plan participants.

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

“Wage-rated” employees recruited after June 1, 2002 and managerial staff recruited after May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension obligations corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans. Returns on the contributions paid since 2004 far exceed the minimum average annual return of 3.25%.

The Electricity and Gas sector companies also grant other employee benefits such as the reimbursement of medical expenses, electricity and gas price reductions, as well as jubilee benefits and early retirement schemes. These benefits are not pre-funded.

The valuation of obligations takes into account, within the framework of the current regulatory context and of the collective bargaining agreements in force, the methods used by the electricity and gas supply sector in Belgium (see Note 1.P). With regard to the separation of production and distribution activities, the breakdown of obligations has been reviewed and the ensuing consequences were taken into account at December 31, 2006.

The projected benefit obligation relating to these plans represents around 48% of the total pension obligations and related liabilities at December 31, 2006.

24.1.2  Companies belonging to the Electricity and Gas Industries (EGI) sector in France

The pension plan for the statutory agents of companies belonging to the EGI sector in France is partly covered by the legislation governing mandatory state pension plans within the meaning of the French Social Security Code. The Group companies participating in this plan are CPCU, SMEG, TIRU, GEG, CNR and, more recently, SHEM.

Since January 1, 2005, the Caisse Nationale des Industries Electriques et Gazières (CNIEG) has operated the pension, disability, life, industrial accident and occupational illness benefit plans for EGI sector companies. Salaried employees and retirees of EGI sector companies have been automatically affiliated to the CNIEG since January 1, 2005.

At January 1, 2005, the pension plan of EGI sector companies was incorporated into the statutory pension system, as well as into the ARRCO and AGIRC plans (mandatory supplementary pension schemes). The EGI sector companies are affiliated to the state plan on a “full integration” basis1. In respect of the ARRCO and AGIRC plans, the EGI sector companies have opted for “minimum integration”.2

Benefits in excess of those granted by the statutory pension system are known as “specific benefits” (droits spécifiques). These are defined benefits financed in accordance with the French law of August 9, 2004. The financing is structured differently for past specific benefits (corresponding to the periods prior to December 31, 2004) and future specific benefits (corresponding to periods after December 31, 2004).

The law of August 9, 2004 and its implementing decrees separate out past specific benefits relating to the different EGI sector companies into (i) benefits relating to electricity and natural gas transport and distribution services (“regulated past specific benefits” – droits spécifiques passés régulés), and (ii) benefits relating to other activities (“other non-regulated past specific benefits” – autres droits spécifiques passés non régulés).

A levy on electricity and natural gas transmission and distribution services was introduced, the proceeds of which are channeled into the CNIEG scheme in order to fund regulated past specific benefits.

Other non-regulated past specific benefits are financed by the EGI sector companies as stipulated by the decree. For each company, the allocation mainly depends on the 2004 payroll and employees’ length of service under EGI sector status. Provisions must therefore be set up for each company in respect of these benefits.

Future specific benefits are wholly funded by each company pro rata to its share of the plan’s total payroll, and are therefore fully covered by a provision.

24.1.3  Other companies

Most of other Group companies also grant their staff other employee benefit plans (pension and early retirement plans, retirement indemnities, medical coverage, benefits in kind, etc.) and other long-term benefits such as jubilee and other long-service awards.

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

For the record, Lydec’s pension obligations were transferred in 2004 to the RCAR, which is the compulsory retirement scheme for the company’s business sector and is classified as a state plan. Accordingly, they are treated as a defined contribution plan for which no provision is required.

1 The French statutory pension scheme is liable for all past benefits, in exchange for a balancing cash adjustment (soulte) designed to maintain its stability following the affiliation of EGI sector personnel.
2The ARRCO and AGIRC plans are liable for their portion of past benefits, allocated using a coefficient calculated in such a way as to prevent instability in these schemes following the affiliation of EGI sector personnel. In this case, no balancing cash payment is due.

24.1.4  Multi-employer plans

Some companies, notably in the Netherlands, participate in multi-employer pension plans. Multi-employer plans can be classified as either defined contribution or defined benefit plans, depending on the terms and conditions applicable to the plan (and any constructive obligation beyond the formal terms and conditions of the plan).

Where no information is available on the share of the underlying financial position and the performance attributable to each participating employer, or on any surplus or shortfall that could affect future levels of contributions, these multi-employer plans are treated as defined contribution plans in accordance with IAS 19.

24.2  Impact of the change in accounting method

SUEZ now recognizes in equity the full amount of any actuarial gains and losses resulting from defined benefit post-employment plans, as permitted by the December 2004 amendment to IAS 19 (see Note 1.IV.P.1 concerning the accounting policies applicable to pensions and other employee benefit obligations).

The impact of these retrospective adjustments on the financial statements are as follows:

In millions of euros	Dec. 31, 2005	Dec. 31, 2004

Reimbursement rights	152	46
Plan assets	(8)	0
Value of equity accounted assets	(64)	(16)
Deferred tax	93	35
Prepaid benefit cost	173	65

Equity	(266)	(89)
Non-current provisions	439	154
Accrued benefit liability	173	65

The tables below have been adjusted to present comparative data for financial years 2004 and 2005.

24.3	Defined benefit plans

SUEZ’s obligations for pensions and other employee benefit plans are as follows:

		2006			2005			2004
		Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations	Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations	Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations
Change in projected benefit obligation
Projected benefit obligation at beginning of year		(5,446.4)	(1,060.7)	(6,507.1)	(5,195.9)	(894.4)	(6,090.3)	(4,761.1)	(903.1)	(5,664.2)
Service cost		(115.9)	(26.6)	(142.5)	(119.4)	(27.9)	(147.3)	(111.0)	(26.7)	(137.7)
Interest cost		(200.3)	(32.2)	(232.5)	(254.4)	(44.3)	(298.7)	(257.4)	(42.5)	(299.9)
Contributions paid		(8.6)		(8.6)	(11.9)	0.0	(11.9)	(16.0)	0.0	(16.0)
Amendments		1.4	(1.5)	(0.1)	(0.3)	0.0	(0.3)	(13.8)	10.4	(3.4)
Acquisitions/disposals of subsidiaries		918.6	250.7	1,169.3	5.4	(4.1)	1.3	(637.3)	41.2	(596.1)
Curtailments/settlements		129.4	1.5	130.9	115.8	7.5	123.3	356.3	15.5	371.8
Special terminations		(8.8)	(1.6)	(10.4)	(1.8)	(14.4)	(16.2)	(3.1)	(27.0)	(30.1)
Actuarial gains and losses		21.8	1.3	23.1	(330.8)	(131.3)	(462.1)	(198.8)	(20.8)	(219.6)
Benefits paid		306.1	48.1	354.2	414.3	62.7	477.0	433.9	55.0	488.9
Other (foreign currency translation)		(10.1)	16.8	6.7	(67.4)	(14.5)	(81.9)	12.4	3.6	16.0
Projected benefit obligation at end of year (A)		(4,412.9)	(804.2)	(5,217.0)	(5,446.4)	(1,060.7)	(6,507.1)	(5,195.9)	(894.4)	(6,090.3)
Change in fair value of plan assets

Fair value of plan assets, at beginning
of year		2,561.0	47.8	2,608.8	2,378.6	38.2	2,416.8	1,670.0	34.1	1,704.1
Expected return on plan assets		126.9	3.2	130.0	146.3	3.0	149.3	140.6	3.6	144.2
Actuarial gains and losses		31.0	0.4	31.4	96.5	0.6	97.1	80.5	15.3	95.8
Contributions received		282.6	47.5	330.1	339.4	64.2	403.6	525.0	54.6	579.6
Acquisitions/disposals of subsidiaries		(259.6)		(259.6)	(5.1)	0.0	(5.1)	446.1	(16.7)	429.4
Curtailments/settlements		(16.6)		(16.6)	(67.9)	0.0	(67.9)	(38.9)	3.7	(35.2)
Benefits paid		(306.1)	(48.1)	(354.2)	(414.3)	(62.8)	(477.1)	(433.9)	(55.0)	(488.9)
Other (foreign currency translation)		(12.7)	(3.9)	(16.6)	87.5	4.6	92.1	(10.8)	(1.4)	(12.2)
Fair value of plan assets at end of year (B)		2,406.4	46.9	2,453.2	2,561.0	47.8	2,608.8	2,378.6	38.2	2,416.8
Funded status	A+B	(2,006.5)	(757.3)	(2,763.8)	(2,885.4)	(1,012.9)	(3,898.3)	(2,817.3)	(856.2)	(3,673.5)
Unrecognized past service cost
		5.6	(17.4)	(11.7)	10.7	(21.2)	(10.5)	10.7	(21.5)	(10.8)
Asset ceiling		(0.3)		(0.3)	(0.5)		(0.5)	(0.1)		(0.1)
Net benefit obligation		(2,000.9)	(774.8)	(2,775.7)	(2,875.2)	(1,034.1)	(3,909.3)	(2,806.7)	(877.7)	(3,684.4)
Accrued benefit liability		(2,019.6)	(777.4)	(2,797.0)	(2,905.1)	(1,037.3)	(3,942.4)	(2,835.6)	(880.8)	(3,716.4)
Prepaid benefit cost		18.7	2.6	21.3	29.9	3.2	33.1	28.9	3.1	32.0

(a)	Pensions and retirement bonuses.

(b)	Long-service awards, healthcare and other employee benefits.

Actuarial gains and losses recognized in equity amount to €310.6 million in 2006 compared to €365 million in 2005.

In millions of euros	2006	2005	2004
Opening balance	365.0	123.8	0.0
Actuarial gains and losses generated during the year	(54.4)	241.2	123.8
Closing balance	310.6	365.0	123.8

SUEZ Group’s obligations as presented above are grossed up with the reimbursement rights resulting from the pension obligations of the mixed inter-municipal companies and against the portion of plan assets held by Contassur following its reclassification as a related party.3

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by the mixed inter-municipal companies. As explained in Note 1.P to the consolidated financial statements, the mixed inter-municipal companies do not employ any staff and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the mixed inter-municipal companies based on actual costs.

In light of Electrabel’s right to reimbursement from the mixed inter-municipal companies, pension obligations in relation to distribution employees (€377.9 million at December 31, 2006) are subsequently grossed up with the receivable recognized as an asset in the same amount.

This item decreased significantly in 2006 due to the transfer of distribution employees to Eandis.

Changes in the fair value of Electrabel’s reimbursement rights during 2006 may be summarized as follows:

DISTRIBUTION	2006	2005	2004
Changes in fair value of reimbursement rights
Fair value at Jan. 1	1,353	1,258	1,397
Changes in the scope of consolidation	(915)
Actuarial gains and losses	15	116	46
Net proceeds for the year	(23)	125	10
Contributions paid	(53)	(146)	(195)
Fair value at Dec. 31	377	1,353	1,258

In respect of Contassur, the modifications to IAS 19 in 2000 concerning the notion of related parties led the Group to gross up its pension obligations against the plan assets held by Contassur, and to recognize them as reimbursement rights under assets on the balance sheet. This operation had no impact on the income statement.

 3Although Contassur is subject to the same management and control obligations as any insurance company, due to the structure of its customer base and the composition of its executive management, it is considered that SUEZ Group has the power to influence the company’s management.

Changes in the fair value of the reimbursement rights relating to Contassur during 2006 may be summarized as follows:

CONTASSUR	2006	2005	2004
Changes in fair value of reimbursement rights
Fair value at Jan. 1	308	325	229
Expected return on plan assets	13	13
Actuarial gains and losses	1	(9)
Actual return	14	4	NA
Employer contributions	12	16	NA
Employee contributions	3	4	NA
Acquisitions/disposals excluding business combinations	(51)	(8)	NA
Curtailments	(82)		NA
Benefits paid	(17)	(33)	NA
Fair value at Dec. 31	187	308	325

Reimbursement rights are recorded in the balance sheet under “Other assets”.

24.3.1  Funding of employee benefit obligations

The funding of these obligations at December 31 for each of the periods presented can be analysed as follows:

	Dec. 31, 2006				Dec. 31, 2005				Dec. 31, 2004
	Plans with	Plans with			Plans with	Plans with			Plans with	Plans with
In millions of euros	liabilities	assets			liabilities	assets			liabilities	assets
	exceeding	exceeding	Unfunded		exceeding	exceeding	Unfunded		exceeding	exceeding	Unfunded
	assets	liabilities	plans	Total	assets	liabilities	plans	Total	assets	liabilities	plans	Total
Actuarial debt	(3,729.6)	(322.7)	(1,164.7)	(5,217.0)	(4,857.3)	(370.3)	(1,279.5)	(6,507.1)	(5,852.0)	(238.3)	NA	(6,090.3)
Fair value of plan assets	2,119.6	333.6	0.0	2,453.2	2,209.4	399.4	0.0	2,608.8	2,147.8	269.0	NA	2,416.8
Unrecognized past service cost	(5.8)	0.0	(5.9)	(11.7)	(1.8)	0.0	(8.7)	(10.5)	(10.8)	0.0	NA	(10.8)
Asset ceiling		(0.2)		(0.2)	0.0	(0.5)	0.0	(0.5)	(0.1)	0.0	NA	(0.1)
Total net obligations	(1,615.8)	10.8	(1,170.6)	(2,775.6)	(2,649.7)	28.6	(1,288.2)	(3,909.3)	(3,715.1)	30.7	NA	(3,684.4)

24.3.2  Reconciliation with provisions carried in the balance sheet

The yearly changes in pension liabilities and prepaid costs can be broken down as follows:

In millions of euros	Liabilities	Assets
Balance at Dec. 31, 2004	(3,716.4)	32.0
Exchange rate differences	(55.5)	8.1
Changes in scope of consolidation and other	6.1	(7.7)
Actuarial gains and losses	(285.7)	(7.8)
Period expense net of contributions	(273.1)	(1.0)
Contributions	382.2	9.4
Balance at Dec. 31, 2005	(3,942.4)	33.1
Exchange rate differences	14.4	(1.9)
Changes in scope of consolidation and other	918.6	(13.7)
Actuarial gains and losses	37.8	2.6
Period expense net of contributions	(143.8)	(1.9)
Contributions	318.4	3.2
Balance at Dec. 31, 2006	(2,797.0)	21.3

24.3.3	Components of the net periodic pension cost

The net periodic cost recognized in respect of defined benefit obligations for the years ended December 31, 2006, 2005 and 2004 breaks down as follows:

In millions of euros	2006	2005	2004
Current service cost	142.5	147.3	137.9
Interest cost	232.5	298.7	299.9
Expected return on plan assets	(130.0)	(150.1)	(144.2)
Actuarial gains and losses	3.9	37.6	(36.8)
Past service cost	1.0	1.1	2.7
Gains or losses on pension plan curtailments,	(114.3)	(77.2)	(218.9)
terminations and settlements
Special terminations	10.4	16.2	24.2
Asset ceiling	(0.3)	0.5	0.1
Total	145.6	274.1	64.9
Of which recorded under net depreciation,	43.2	125.4	(90.7)
amortization and provision expense
Of which recorded under financial loss	102.5	148.7	155.6

In addition, the amount recorded under financial loss includes a positive €26 million relating to changes in receivables (reimbursement rights) from the mixed inter-municipal companies and from Contassur.

24.3.4  Funding policy and strategy

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between return on investment and reducing the related risks.

The objectives of these strategies are twofold:

•	to maintain sufficient income streams and liquidity to cover pension and other benefit payments; and

•	to achieve a long-term return on investment that is at least equal to the future returns expected by plan participants.

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

The allocation of plan assets by principal asset category can be analyzed as follows:

	2006	2005	2004
Equities	33%	33%	30%
Bonds	45%	42%	47%
Real estate	7%	6%	6%
Other (including money market securities)	15%	19%	17%
	100%	100%	100%

24.3.5	Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension benefit obligations			Other benefit obligations			Total benefit obligations
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Discount rate	4.8%	4.5%	5.2%	4.2%	4.0%	4.8%	4.7%	4.4%	5.1%
Estimated future increase in salaries	3.7%	3.9%	3.9%	3.5%	3.7%	3.7%	3.7%	3.9%	3.9%
Expected return on plan assets	5.6%	5.8%	6.0%	6.5%	6.6%	7.1%	5.6%	5.7%	6.0%
Average remaining working lives of
participating employees	12 years	13 years	14 years	13 years	14 years	14 years	12 years	13 years	14 years

According to the Group's estimates, a +/-1% change in the discount rate would result in a change in obligations of approximately 7.5%.

The expected return on plan assets, calculated based on prevailing market conditions, are as follows:

•	bond yield rates correspond to yields on government bonds, which are consistent with current yields on inflation-indexed bonds;

•	the rate of return on equities includes a risk premium of 3% compared with the bond yields;

•	the premium included in the rate of return on real estate assets corresponds to a 1% risk premium, calculated pro rata to the expected return on equities.

The assumptions used for healthcare cost trend rates (including inflation) are 3.3% for 2007, 2008 and 2009, and 3.2% for 2010 and 2011.

The breakdown of experience adjustments giving rise to actuarial gains and losses is as follows:

	Pension benefit	Other benefit
In millions of euros	obligations	obligations
Projected benefit obligation at end of year	(4,412.9)	(804.2)
Fair value of plan assets at end of year	2,406.4	46.9
Surplus/deficit	(2,006.5)	(757.3)
Experience adjustments to projected benefit obligation	59.2	(4.1)
Experience adjustments to fair value of plan assets	(19.1)	1.2

A one percentage point change in assumed healthcare cost rates would have the following impacts:

	One point	One point
In millions of euros	increase	decrease
Impact on expenses	5.2	(3.1)
Impact on pension obligations	56.2	(43.5)

24.3.6	Geographical breakdown of obligations

In 2006, the geographical breakdown of the main obligations and the related actuarial assumptions (including inflation) were as follows:

	Euro zone		US		Rest of the world
	Pension		Pension		Pension
	benefit	Other benefit	benefit	Other benefit	benefit	Other benefit
In millions of euros	obligations	obligations	obligations	obligations	obligations	obligations
Net benefit obligations	1,707	675	17	62	277	38
Discount rate	4.0%	3.9%	6.0%	6.2%	7.6%	5.2%
Estimated future increase in salaries	3.4%	3.5%	3.5%	NA	5.0%	4.2%
Expected return on plan assets	4.6%	3.2%	8.5%	8.5%	8.3%	4.0%
Average remaining working lives of participating	13 years	13 years	12 years	14 years	8 years	15 years
employees

24.3.7  Payments due in 2007

The Group expects to pay around €85 million in contributions into its defined benefit plans in 2007.

24.4  Defined contribution plans

In 2006, SUEZ recorded a €90 million charge in respect of contributions to Group defined contribution plans (unchanged from 2005).

These contributions are recorded under “Personnel costs” in the income statement.

NOTE - 25.    Financial liabilities

The Group’s financial liabilities are classified under the following categories at December 31, 2006:

	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
	Non-			Non-			Non-			Non-
In millions of euros	current	Current	Total	current	Current	Total	current	Current	Total	current	Current	Total
Borrowings	13,000.6	6,678.5	19,679.1	16,406.9	9,079.9	25,486.8	16,708.7	4,214.7	20,923.4	16,251.6	4,001.5	20,253.1
Derivative instruments
(including commodity derivatives)	711.7	3,369.5	4,081.2	2,191.7	5,188.9	7,380.6	600.7	1,340.0	1,940.7	-	-	-
Trade and other payables	-	9,209.4	9,209.4	-	10,078.8	10,078.8	-	9,199.0	9,199.0	-	9,204.2	9,204.2
Other financial liabilities	467.5		467.5	858.5		858.5	442.5		442.5	443.1	-	443.1

25.1  Borrowings

Borrowings are analyzed in Note 26 “Debt”.

25.2  Derivative instruments (including commodity derivatives)

Derivative instruments recorded in liabilities are measured at fair value and break down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005
Derivatives hedging borrowings	139.5	264.5	427.5
Commodity derivatives	3,915.7	7,090.1	1,395.1
Derivatives hedging other items	26.0	26.0	118.1
Total	4,081.2	7,380.6	1,940.7

These instruments are put in place as part of the Group’s risk management policy and are analyzed in Note 27.

25.3  Trade and other payables

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Trade payables	6,833.6	7,684.6	6,853.2	6,858.4
Advances and down-payments received	601.0	524.3	282.0	282.0
Payable on fixed assets	940.8	1,016.1	1,210.5	1,210.5
Concession liabilities	133.6	141.3	148.4	148.4
Capital renewal and replacement liabilities	700.4	712.5	704.9	704.9
Trade and other payables	9,209.4	10,078.8	9,199.0	9,204.2

25.4	Other financial liabilities

Other financial liabilities break down as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Payables relating to the acquisition of securities	331.1	722.1	21.5	22.1
Other	136.4	136.4	421.0	421.0
Total	467.5	858.5	442.5	443.1

Other financial liabilities chiefly relate to a liability in respect of a counterparty resulting from the put option granted by Electrabel to minority shareholders for 33.2% of Compagnie Nationale du Rhone (CNR)'s share capital. As the interest was fully consolidated at December 31, 2006, this undertaking is recognized under other financial liabilities (see Note 1.J.).

The exercise of these options is contingent on the abrogation of the French Murcef law. Electrabel also holds a corresponding call option on the same interest, as part of the agreement entered into by both parties.

At December 31, 2005, this item included an amount of €498 million in respect of Société Nationale des Chemins de Fer Français (SNCF). This amount comprised (i) the deferred acquisition of a 40% tranche of Société Hydro-Electrique du Midi (SHEM) securities; and (ii) the additional put option granted by Electrabel on 19.6% of SHEM’s capital. In December 2006, SNCF's payment of the 40% tranche was carried out concomitantly with the exercise of the put option. The commitments were settled and at the balance sheet date, Electrabel holds 99.6% of SHEM's share capital.

At December 31, 2005, other financial liabilities also included an amount of €179 million relating to goodwill on energy distribution activities that were deregulated in Flanders, as well as €44 million in respect of the conditional earn-out payable for CNR’s securities. These liabilities were settled in 2006.

NOTE - 26. Debt

	Dec. 31, 2006			Dec. 31, 2005			Jan. 1, 2005			Dec. 31, 2004
	Non-			Non-			Non-			Non-
In millions of euros	current	Current	Total	current	Current	Total	current	Current	Total	current	Current	Total

Outstanding borrowings	13,031.4	6,468.0	19,499.4	16,271.5	8,792.3	25,063.8	16,459.8	4,048.7	20,508.5	16,438.4	3,880.7	20,319.1

Impact of measurement at amortized cost	(45.0)	207.6	162.6	(21.1)	216.8	195.7	56.0	139.3	195.3	(186.8)	120.8	(66.0)

Impact of fair value hedge (a)	14.2	2.9	17.1	156.5	70.8	227.3	192.9	26.7	219.6	0.0	0.0	0.0

Borrowings	13,000.6	6,678.5	19,679.1	16,406.9	9,079.9	25,486.8	16,708.7	4,214.7	20,923.4	16,251.6	4,001.5	20,253.1

(a)	This item corresponds to the revaluation of the interest rate component of debt in a designated fair value hedging relationship.

26.1	Cash management

Short-term cash requirements and cash surpluses are managed by dedicated financial vehicles in Paris and in the Grand Duchy of Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance & Treasury Management) for Europe, and in Houston, Texas (SUEZ Finance LP) for North America. These vehicles manage virtually all of the cash requirements and surpluses of the companies controlled by SUEZ. In 2006, an electronic pooling system was set up for Europe to ensure a standardized cash pooling process.

Cash surpluses are pooled as part of the Group’s policy of maintaining the liquidity of its portfolio while ensuring that returns are higher than on risk-free funds. Cash surpluses are mainly invested in time deposits, UCITS and negotiable debt instruments.

Any residual balance after utilization within the Group is invested with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties, with the aim of ensuring maximum liquidity at minimum risk.

At December 31, 2006, no single counterparty represented more than 12% of cash surplus investments.

26.2	Debt by category

The breakdown by category presented below is determined on the basis of principal amounts for outstanding borrowings and in terms of fair value for cash items.

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004
Bond issues	9,632.7	8,959.3	10,606.4	10,606.3
Commercial paper	1,650.7	2,520.8	1,108.1	1,108.1
Withdrawals on credit facilities	1,082.1	5,495.1	955.1	961.3
Liabilities under finance leases	1,194.4	1,251.3	1,274.4	1,275.9
Other bank borrowings	4,135.0	5,639.4	5,278.6	5,270.1
Other borrowings	682.6	424.1	463.5	464.1

Total borrowings	18,377.5	24,290.0	19,686.1	19,685.8

Bank overdrafts and current accounts	1,121.9	773.8	822.4	633.3

Outstanding borrowings	19,499.4	25,063.8	20,508.5	20,319.1

26.2.1	Debt by maturity

At December 31, 2006
	TOTAL	2007	2008	2009	2010	2011	Beyond 5 years
In millions of euros

Bond issues	9,632.7	1,698.9	277.1	3,135.6	1,641.4	147.9	2,731.8
Commercial paper	1,650.7	1,650.7	0.0	0.0	0.0	0.0	0.0
Withdrawals on credit facilities	1,082.1	359.9	50.8	22.4	484.0	0.0	165.0
Liabilities under finance leases	1,194.4	107.5	106.3	99.6	72.8	93.2	715.0
Other bank borrowings	4,135.0	1,095.8	475.5	412.7	506.4	409.1	1,235.5
Other borrowings	682.6	433.5	22.1	90.0	10.4	14.1	112.5
Total borrowings	18,377.5	5,346.3	931.8	3,760.3	2,715.0	664.3	4,959.8

Bank overdrafts and	1,121.9	1,121.9	0.0	0.0	0.0	0.0	0.0
current accounts

Outstanding borrowings	19,499.4	6,468.2	931.8	3,760.3	2,715.0	664.3	4,959.8

At December 31, 2005 In millions of euros	TOTAL	2006	2007	2008	2009	2010	Beyond 5 years

Outstanding borrowings	25,063.8	8,792.3	2,434.4	917.1	4,034.3	2,386.6	6,499.1

At January 1, 2005 In millions of euros	TOTAL	2005	2006	2007	2008	2009	Beyond 5 years

Outstanding borrowings	20,508.5	4,743.4	2,391.1	2,282.0	782.3	3,592.0	6,717.7

At December 31, 2004 In millions of euros	TOTAL	2005	2006	2007	2008	2009	Beyond 5 years

Outstanding borrowings	20,319.1	4,554.0	2,391.1	2,282.0	782.3	3,592.0	6,717.7

The Group uses centralized financial vehicles for its external financing. The liabilities carried by these entities are not subject to covenants based on financial and accounting ratios.

As regards financing carried by operating entities, the Group may set up bank facilities whose availability and drawdowns are contingent on compliance with financial ratios by the borrowing entity or the entity guaranteeing the borrowings.

The level and definition of these ratios are set prospectively in conjunction with lenders and are sometimes readjusted during the life of the facilities. Any failure to comply with these ratios and covenants will not have any impact on the financing set up in relation to the financial vehicles.

At December 31, 2006, there were no outstanding defaults on the Group’s consolidated debt. All Group companies comply with the covenants and representations stipulated in their financial documents, with the exception of a debt-service coverage ratio on a debt of €2.5 million (which is not in default) and the non-compliance with a covenant relating to insurance cover on two projects for which a waiver is currently being discussed.

At December 31, 2006, confirmed undrawn credit facility programs were as follows:

In millions of euros
Confirmed undrawn credit facility
Maturity	programs
2007	705.2
2008	78.2
2009	170.2
2010	1,683.2
2011	154.6
Beyond	5,774.8

Total	8,566.2

Of these undrawn programs, €1,650.7 million are allocated to covering commercial paper issues.

Confirmed undrawn credit lines mainly include a €4,500 million syndicated credit facility maturing in 2012, as well as several bilateral credit lines maturing in 2010. These lines are not subject to ratios or credit ratings.

At December 31, 2006, no single counterparty represented more than 8.6% of the Group’s confirmed undrawn credit facilities.

26.2.2	Borrowings and long-term debt by currency

Outstanding borrowings

	Including the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006%		Dec. 31, 2005%		Jan 1, 2005%		Dec. 31, 2004%
€zone	12,561.0	64%	16,178.1	65%	11,946.1	58%	13,200.2	65%
$zone	3,912.3	20%	5,816.1	23%	5,544.8	27%	4,276.3	21%
£zone	878.5	5%	564.8	2%	995.8	5%	853.9	4%
Other currencies	2,147.6	11%	2,504.8	10%	2,021.8	10%	1,988.7	10%

Total	19,499.4	100%	25,063.8	100%	20,508.5	100%	20,319.1	100%

	Excluding the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006%		Dec. 31, 2005%		Jan 1, 2005%		Dec. 31, 2004%
€zone	15,216.2	78%	19,497.0	78%	15,459.7	75%	15,270.0	75%
$zone	2,042.5	10%	3,367.0	13%	2,997.6	15%	2,997.6	15%
£zone	383.4	2%	77.5	0%	142.5	1%	142.5	1%
Other currencies	1,857.3	10%	2,122.3	9%	1,908.7	9%	1,909.0	9%

Total	19,499.4	100%	25,063.8	100%	20,508.5	100%	20,319.1	100%

26.2.3 Borrowings and long-term debt by interest rate

	Including the impact of derivative financial				Excluding the impact of derivative financial
	instruments				instruments
In millions of euros	Dec. 31,	Dec. 31,	Jan. 1,	Dec. 31,	Dec. 31,	Dec. 31,	Jan. 1,	Dec. 31,
	2006	2005	2005	2004	2006	2005	2005	2004
Floating rate	11,099.8	16,226.9	11,613.1	11,423.4	8,844.7	13,644.7	6,915.1	6,933.8
High	14.4%	20.9%	21.6%	21.6%	14.4%	20.9%	21.6%	21.6%
Low	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Weighted average	4.7%	3.7%	3.6%	3.6%	4.3%	3.5%	3.7%	3.7%
Fixed rate	8,399.6	8,836.9	8,895.4	8,895.7	10,654.7	11,419.1	13,593.4	13,385.3
High	13.9%	18.2%	17.3%	17.3%	16.8%	18.2%	21.3%	21.3%
Low	0.1%	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%
Weighted average	5.8%	5.6%	5.0%	5.0%	5.7%	5.5%	5.4%	5.4%

Floating interest rates are generally linked to interbank rates offered in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was at December 31, 2006, 2.8%, versus 2.6% at December 31, 2005, and 2.8% at December 31, 2004. The weighted average interest rate applied to long-term debt was 5.3% at December 31, 2006 versus 4.4% at December 31, 2005 and 4.3% at December 31, 2004.

Cash and cash equivalents are mainly subject to floating rates.

26.2.4	Market value of borrowings and long-term debt

Market value of borrowings after hedging

	Including the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Market value	19,671.5	25,158.4	21,546.4
Carrying amount	19,228.5	25,069.1	20,071.8

Market value of borrowings before hedging

	Excluding the impact of derivative financial instruments
In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Market value	20,122.0	25,576.2	21,191.0
Carrying amount	19,679.1	25,486.8	20,072.0

26.3	Commitments related to financing

	Dec. 31,	Within 1		More than	Dec. 31,	Dec. 31,
In millions of euros	2006	year	1 to 5 years	5 years	2005	2004
Personal securities given for borrowings	632.3	83.2	211.9	337.2	778.1	1,111.1
Financing commitments given	141.9	31.0	47.0	63.9	336.8	49.3
Total commitments given	774.2	114.2	258.9	401.1	1,114.9	1,160.4
Other guarantees received	68.6	25.4	27.6	15.6	156.0	170.1
Financing commitments received	9,078.3	1,069.2	2,190.8	5,818.3	7,476.2	6,842.5
Total commitments received	9,146.9	1,094.6	2,218.4	5,833.9	7,632.2	7,012.6

Personal securities cover the repayment of principal and interest on borrowings and long-term debt not carried in the Group’s consolidated balance sheet. Unlike collateral, these guarantees do not involve the pledge of an asset (see Notes 16.3, 19.6 and 19.7).

Commitments related to financing mainly concern confirmed undrawn credit facilities given and received, and loans contracted before the balance sheet date under which the related funds will not be available until the beginning of the following period.

“Other guarantees received” include all types of financing guarantees but relate mainly to counter-guarantees granted by Arbed to Electrabel in connection with a capital investment loan taken out by Twinerg.

NOTE - 27.  Derivative instruments and market-related exposures

27.1	Purpose of derivative instruments

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

27.2	Counterparty risk

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

At December 31, 2006, no single counterparty represented more than 22% of the notional amount of the financial instruments used.

27.3	Currency risk and interest rate risk

Currency risk

The Group is exposed to financial statement translation risk due to the geographical spread of its activities: its balance sheet and income statement are impacted by changes in exchange rates upon consolidation of the financial statements of its foreign subsidiaries outside the euro zone. The Group’s exposure to translation risk results essentially from investments in companies in the United States, Brazil and Thailand.

The Group’s hedging policy with regard to investments in non-euro zone currencies consists of contracting liabilities denominated in the same currency as the cash flows expected to flow from the hedged assets.

Contracting a liability in the same currency is the most natural form of hedging, although the Group also enters into foreign currency derivatives which allow it to artificially recreate a foreign currency liability. These include cross-currency swaps, currency swaps and currency options.

This policy is not applied, however, when the cost of the hedge (corresponding basically to the interest rate of the foreign currency concerned) is too high. This is the case in Brazil where the Group has opted for “catastrophe hedges” insurance against a collapse in the value of the real (risk of an abrupt temporary decline in the currency value) because of (i) the excessively high interest rate differential, and (ii) the indexation of revenues generated in this country.

The Group is also exposed – albeit to a lesser extent – to transaction risk, arising mainly on its energy trading activities (delivery or take-off commitments) where commodities are usually settled in US dollars and pounds sterling. The related cash flows are generally hedged by forward exchange rate agreements.

Taking account of financial instruments, 64% of outstanding borrowings is denominated in euros, 20% in US dollars and 5% in pounds sterling at the end of 2006, compared to 65% in euros, 23% in US dollars and 2% in pounds sterling at the end of 2005.

Interest rate risk

The Group’s main exposure to interest rate risk arises from loans and borrowings denominated in euros and US dollars, which represent 84% of outstanding borrowings at December 31, 2006.

The Group seeks to reduce financing costs by minimizing the impact of interest rate fluctuations on its income statement.

The Group’s aim is to achieve a balanced interest rate structure in the medium term (5 years) by using a mixture of fixed rates, floating rates and capped floating rates. The interest rate mix may change in line with market trends.

In order to manage the interest rate profile of its debt, the Group uses hedging instruments, particularly interest swaps and options.

At December 31, 2006, approximately 57% of the Group’s debt was at floating rates and 43% at fixed rates, after taking into account the impact of financial instruments. As substantially all cash surpluses are invested short-term, 78% of borrowings at December 31, 2006 was at fixed rates, which means that the Group is relatively insensitive to changes in interest rates in the short term.

Notional amounts and market value

The following table shows the market value of financial instruments at December 31, 2006 and the notional amounts analyzed by maturity.

Notional amounts correspond to the nominal value of derivative instruments, which generally reflects the face value of the hedged underlying item (assets, liabilities, future cash flows or firm commitments hedged).
Notional amounts in foreign currencies are converted into euros at the year-end exchange rate.

Market value corresponds to the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The market value of currency and interest rate instruments is measured by discounting future cash flow differentials or on the basis of prices quoted by financial institutions. As a result, these estimates do not necessarily accurately reflect the amounts that will be paid or received if the positions are unwound on the market. The use of different market assumptions or different valuation methods could have a material impact on the estimated amounts of market values.

Financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average	Notional contract amounts by maturity
	rate	At December 31, 2006								Fair value
In millions of euros		2007	2008	2009	2010	2011	> 5 years	Total
Interest rate swaps - fixed-rate borrower		701.0	266.3	572.5	403.3	196.7	496.1	2,635.9	-	11.3
	€5.9%	298.6	170.3	342.0	131.3	156.8	321.3	1,420.3		2.3
	£5.6%	1.4	15.6	1.8	150.7	1.7	19.4	190.6	-	2.2
US$	4.9%	362.8	46.6	214.7	92.9	34.1	125.0	876.1	-	8.2
Other currencies	7.0%	38.1	33.8	14.0	28.3	4.0	30.4	148.6	-	3.2
Interest rate swaps - fixed-rate lender		1,058.8	3.3	2,388.0	1,353.6	12.0	1,055.9	5,871.6		108.6
	€4.8%	1,058.8	3.3	2.342.4	1,353.6	12.0	1,055.9	5,826.0		108.6
US$	4.3%	-	-	45.6	-	-	-	45.6		-
Interest rate swaps - floating/floating		141.7	-	303.7	-	-	-	445.4		1.0
	€0.0%	141.7	-	-	-	-	-	141.7		0.3
US$	0.0%	-	-	303.7	-	-	-	303.7		0.7
Futures Rate Agreement - buyer		9.9	9.9	-	-	-	-	19.8		-
	€7.0%	9.9	9.9	-	-	-	-	19.8		-
Caps - buyer		96.8	3.7	981.1	600.0	-	1,160.0	2,841.6		38.5
	€4.5%	96.8	3.7	677.4	600.0	-	750.0	2,127.9		22.7
US$	4.3%	-	-	303.7	-	-	410.0	713.7		15.8
Floors - buyer		45.0	35.0	-	-	-	-	80.0		-
	€3.1%	45.0	35.0	-	-	-	-	80.0		-
Collars - cap buyer/floor seller (int. rate)		-	-	-	60.7	-	45.6	106.3		2.1
US$	5.1% - 2.8%	-	-	-	60.7	-	45.6	106.3		2.1
Collars - cap seller/floor buyer (int. rate)		4.2	4.8	5.5	-	-	-	14.5		0.1
	€4.2% - 3.3%	4.2	4.8	5.5	-	-	-	14.5		0.1
Cross-currency swaps (int. payments) - borrower		77.1	54.7	541.6	255.2	-	702.8	1,631.4		294.0
		£-	-	-	148.9	-	-	148.9	-	1.8
US$		28.8	23.1	541.6	106.3	-	702.8	1,402.6		287.3
Other currencies		48.3	31.6	-	-	-	-	79.9		8.4
Cross-currency swaps (int. payments) - lender		61.2	31.6	53.2	201.7	229.9	-	577.6	-	1.8
		€42.3	-	-	100.0	50.0	-	192.3		39.1
US$		19.0	-	53.2	83.5	-	-	155.6	-	32.7
Other currencies		-	31.6	-	18.2	179.9	-	229.7	-	8.2
Forex swaps - borrower		1,242.4	65.0	53.6	-	57.2	2.3	1,420.4		28.5
		£403.8	26.6	-	-	-	-	430.4	-	3.8
US$		618.6	-	2.6	-	5.4	2.3	628.9		20.3
Other currencies		220.0	38.4	51.0	-	51.8	-	361.1		12.0
Forex swaps - lender		241.7	-	-	-	-	-	241.7	-	0.6
		£56.8	-	-	-	-	-	56.8		0.0
US$		181.7	-	-	-	-	-	181.7	-	0.6
Other currencies		3.3	-	-	-	-	-	3.3	-	0.0
Forward contracts - buyer		1,015.8	398.6	144.8	6.0	1.4	-	1,566.6	-	32.8
		€174.9	-	-	-	-	-	174.9		1.8
		£259.1	25.5	-	-	-	-	284.5		3.3
US$		565.8	342.5	144.8	6.0	1.4	-	1,060.5	-	36.8
Other currencies		16.1	30.6	-	-	-	-	46.7	-	1.1
Forward contracts - seller		650.9	175.4	25.5	5.8	5.7	48.1	911.5		37.0
		€10.1	5.7	5.7	5.7	5.7	48.1	80.9		20.6
		£218.6	8.2	-	-	-	-	226.8	-	3.6
US$		347.2	151.6	19.8	0.1	-	-	518.8		19.7
Other currencies		75.0	9.9	0.0	-	-	-	85.0		0.3
Currency options - purchased calls		3.1	-	-	-	-	-	3.1		0.0
US$		3.1	-	-	-	-	-	3.1		0.0
Currency options - purchased puts		12.8	-	-	-	-	-	12.8		0.3
		€0.1	-	-	-	-	-	0.1		0.1
Other currencies		12.8	-	-	-	-	-	12.8		0.2
Currency options - written puts		3.1	-	-	-	-	-	3.1	-	0.0
US$		3.1	-	-	-	-	-	3.1	-	0.0
Collars - purchased call/written put (currency)		8.5	0.6	-	-	-	-	9.1		0.1
US$		8.5	0.6	-	-	-	-	9.1		0.1
Collars - written call/purchased put (currency)		8.5	0.6	-	-	-	-	9.1	-	0.2
		€8.5	0.6	-	-	-	-	9.1	-	0.2
TOTAL		5,382.7	1,049.4	5,069.4	2,886.3	502.9	3,510.9	18,401.7		463.4

Interest rate instruments
In millions of euros	Notional	Fair value

Fair value hedges (a)	6,055.1	101.4
Cash flow hedges (b)	1,187.0	(0.3)
Instruments not qualifying for hedge accounting (d)	4,773.2	38.0

Total	12,015.3	139.0

Currency instruments
	Notional	Fair value

Fair value hedges (a)	207.5	4.9
Cash flow hedges (b)	521.5	56.6
Net investment hedges (c)	1,682.4	54.3
Instruments not qualifying for hedge accounting (d)	3,975.0	208.7

Total	6,386.4	324.4

Total interest rate and currency instruments	18,401.7	463.4

(a)
Interest rate instruments qualifying as fair value hedges correspond mainly to interest rate swaps transforming fixed-rate debt into floating-rate debt. The Group also qualifies foreign currency derivatives matched with firm foreign currency commitments as fair value hedges.

(b)	Cash flow hedges correspond mainly to interest rate derivatives hedging floating-rate bonds and future cash flows denominated in foreign currency.
(c)	Net investment hedging instruments are mainly cross-currency swaps.
(d)
Instruments not qualifying for hedge accounting correspond to hybrid instruments that may not be designated as hedges or do not meet the hedge effectiveness criteria under IAS 39, even though in substance they represent hedges of debt, since the impact on foreign currency instruments almost entirely offsets the foreign currency gains and losses on the underlying hedged items.

27.4	Equity derivatives

27.4.1	Derivatives on listed equity instruments

At December 31, 2006, the Group had not entered into any derivatives on listed equity instruments.

27.4.2	Derivatives on unlisted equity instruments

The Group has entered into commitments to buy or sell equity instruments that are not quoted on an active market. These commitments meet the definition of a derivative set out in IAS 32 and IAS 39.

The main commitments outstanding at December 31, 2006 are as follows:

•	Commitments regarding shares in mixed inter-municipal companies

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

In 2006, all such commitments regarding the sale of interests in Flemish mixed inter-municipal companies had been fulfilled. The only outstanding commitments at year-end relate to interests in mixed inter-municipal companies in Wallonia and Brussels.

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

•	Commitments regarding shares in Electrabel Customer Solutions

Municipalities in Flanders and Wallonia have a 40% share, via the inter-municipal financing companies, in any income from energy distribution activities generated by Electrabel Customer Solutions, the subsidiary in charge of supplying eligible customers. The municipalities hold a 5% interest in Electrabel Customer Solutions, with an additional share in income and net assets via a share call option which may be exercised at a price based on the carrying amount of Electrabel Customer Solutions.

27.5	Commodity risk

27.5.1	Hedging transactions

In the normal course of business, the Group is exposed to fluctuations in commodity prices, in particular in the natural gas, electricity, oil and coal markets.

In 2006, the growing liquidity of these markets enabled the Group to set up cash flow hedges using derivative instruments purchased on the market or over-the-counter, including futures, forward contracts and options. They comprise both contracts settled net and contracts requiring delivery of the underlying. The instruments are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.

At December 31, 2006, the Group did not hold any derivatives used as fair value hedges.

Notional amounts and maturities

Derivatives held to manage the Group’s exposure to changes in commodity prices are presented below at their notional amount expressed in MMBTU (millions of British Thermal Units –  the standard conversion unit for energy contracts):

	Notional amounts (net)*
Commodity derivatives	In millions of MMBTU at December 31, 2006
	2007	2008	2009	2010	2011	> 5 years	Total

NATURAL GAS AND ELECTRICITY	(149.0)	(166.7)	(36.4)	(21.0)	(4.0)		(377.1)
Swaps	(178.4)	(173.4)	(40.6)	(22.9)	(4.9)		(420.2)
Options
Forwards/futures	29.4	6.7	4.2	1.9	0.9		43.1

FUEL, GAS OIL, HEATING OIL,
COAL AND NICKEL	99.7	113.4	29.3				242.4
Swaps	99.7	107.0	29.3				236.0
Options		6.4					6.4
Forwards/futures

TOTAL	(49.3)	(53.3)	(7.1)	(21.0)	(4.0)		(134.7)

*	Long position/(short position)

Fair value and maturities

The fair values of derivatives held to manage the Group’s exposure to changes in commodity prices at December 31, 2006 are analyzed below based on contract maturities:

Commodity derivatives
	Fair value at December 31, 2006 in millions of euros
	2007	2008	2009	2010	2011	> 5 years	Total

NATURAL GAS
AND ELECTRICITY	(70.6)	(40.1)	(37.2)	(39.4)	(3.7)		(191.0)
Swaps	(56.4)	(46.4)	(40.3)	(39.7)	(3.3)		(186.1)
Options
Forwards/futures	(14.2)	6.3	3.1	0.3	(0.4)		(4.9)

FUEL, GAS OIL, HEATING OIL,
COAL AND NICKEL	149.7	116.0	3.0				268.7
Swaps	148.1	97.8	3.0				248.9
Options	1.6	18.2					19.8
Forwards/futures

TOTAL	79.1	75.9	(34.2)	(39.4)	(3.7)		77.7

Changes in fair value

Changes in fair value of commodity derivatives recognized in equity and in income are set out below:

		Dec. 31, 2006
			Gains and losses
	Gains and losses		recognized in
	recognized in	Gains and	income in
Commodity derivatives	equity in	losses reclassified	2006 - ineffective
	2006 - effective	from equity	portion of the hedge
	portion of	into income	and discontinuation
	the hedge	in 2006	of hedge accounting
	In millions of euros	In millions of euros	In millions of euros

NATURAL GAS
AND ELECTRICITY	1,346.0	(527.8)	(33.5)
Swaps	117.5	(73.0)	(37.1)
Options
Forwards/futures	1,228.5	(454.8)	3.6

FUEL, GAS OIL, HEATING OIL, COAL
AND NICKEL	(398.0)	227.1	(22.3)
Swaps	5.1	10.4
Options	1.6
Forwards/futures	(404.7)	216.7	(22.3)

TOTAL	948.0	(300.7)	(55.9)

In accordance with IAS 39, cumulative gains and losses on cash flow hedges recognized in equity are reclassified into income when the hedged item affects income. The fair values taken to equity are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

27.5.2	Trading activities

The Group enters into spot and forward transactions for natural gas, electricity and various oil products on organized markets and over-the-counter. It also offers commodity risk management services to customers. These transactions are executed in Europe and the United States using various instruments. Derivative instruments used include: (a) futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts. The Group uses commodity derivatives to optimize the prices offered to customers and also in connection with proprietary trading positions.

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

The contribution of trading activities to consolidated income from operating activities was €151 million in 2006, versus €105 million in 2005. The contribution of trading activities corresponds to the net margin on these transactions after brokerage fees.

Notional amounts

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units – the standard conversion unit for energy contracts):

Notional amounts (net)*
In millions of MMBTU at December 31, 2006

NATURAL GAS AND
ELECTRICITY	19.5
Swaps	(0.1)
Options	30.3
Forwards/futures	(10.7)

FUEL, GAS OIL, HEATING OIL
AND COAL	19.6
Swaps	19.7
Options	(0.3)
Forwards/futures	0.2

CRUDE OIL	1.1
Swaps	0.5
Options	0.6
Forwards/futures

ENVIRONMENT (CO2 ALLOWANCES)	(0.6)
Swaps
Options
Forwards/futures	(0.6)

TOTAL	39.6

*	Long position/(short position)

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

Fair value

The following table shows the fair values of derivative instruments used in energy trading activities at December 31, 2006, December 31, 2005 and December 31, 2004:

	Fair value	Fair value	Fair value
In millions of euros	at Dec. 31, 2006*	at Dec. 31, 2005*	at Dec. 31, 2004

Natural gas and electricity	78.4	55.3	21.8
Fuel, gas oil and heating oil	6.8	36.0	2.6
Crude oil	(0.4)	(7.0)	(0.4)
Environment (CO2 allowances)	22.4	21.3
TOTAL	107.2	105.6	24.0

(*) Foreign currency impacts relating to trading transactions, representing a negative €4.0 million in 2006 and a negative €1.9 million in 2005, are not shown in this table.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

The table below shows the fair values of derivatives held by the Group at December 31, 2006 as part of its energy trading activities, analyzed by valuation method:

Fair value calculation method	Fair value of contracts at
In millions of euros	December 31, 2006

Prices quoted on an organized market	37.5
Prices obtained from other external sources	53.9
Prices based on valuation models or other techniques	11.8
Total	103.2

See below – Method used to calculate the fair value of commodity derivatives.

Changes in fair value

	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Commodity derivatives	Changes in	Changes in	Changes in
	fair value	fair value	fair value
	In millions of euros	In millions of euros	In millions of euros

Opening balance sheet	103.7	24.0	19.6
Contracts unwound or settled during the year	(132.2)	(34.5)	(23.7)
Initial fair value of new contracts (a)	10.9	-
Changes in fair value due to changes in valuation
techniques (b)	1.6	3.1	(0.5)
Other changes in fair value (c)	88.9	121.6	28.6
Other (d)	30.3	(10.5)
TOTAL	103.2	103.7	24.0

(a)	Energy trading contracts with unrealized gains or losses at inception.
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

Market risk

Value at Risk (VaR)

In accordance with internal risk management procedures, market risks are managed by the risk management teams. These teams are completely independent from the dealing teams who initiate and actively manage commodity positions. Trading activities expose the Group to market risk resulting from unfavorable changes in commodity and electricity prices. Market risks on commodity and electricity positions are assessed, measured and managed based on daily calculations of Value at Risk and other market risk limits. The use of Value at Risk to quantify market risk provides a transversal measure of risk taking all markets and products into account. Use of these methods requires the determination of key assumptions, notably selection of a confidence interval and a holding period.

Value at Risk (VaR) represents the maximum potential loss on a portfolio of assets over a given holding period based on a given confidence interval. It is not an indication of expected results. The Group uses a 1-day holding period and a 95% confidence interval.

In millions of euros	Dec. 31,	2006	2005	2004	2006	2006
	2006	average (a)	average (a)	average (a)	maximum (b)	minimum (b)
Value at Risk	5.2	5.8	2.5	2.7	10.1	3.6

(a)	Average of daily VaR figures.
(b)	Based on month-end highs and lows observed in 2006.

27.5.3	Other commodity derivatives

The Group holds contracts providing for the physical delivery of the goods, which comply with the definition of derivative instruments contained in IAS 39. These contracts fall within the scope of IAS 39 because they cannot be qualified as contracts entered into by the Group for the receipt or delivery of a non-financial item in accordance with its expected purchase, sale or usage requirements, and could not be documented as effective hedging instruments. Consequently, they are measured at fair value, with changes in fair value taken to income.
This mainly concerns contracts that are (i) used to manage the Group’s overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase Group margins; (iii) sale contracts qualified as written options under IAS 39; or (iv) contracts that the Group has the practice of settling net.

The Group also holds certain purchase and sale contracts providing for the physical delivery of the goods, which are documented as being ”normal” purchases and sales but include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract with changes in fair value recognized in income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract, or (iii) other clauses.

Notional amounts and maturities

The following table shows the notional amount of these instruments, expressed in MMBTU (millions of British Thermal Units – the standard conversion unit for energy contracts) and their maturities:

	Notional amounts (net)*
Commodity derivatives	In millions of MMBTU at December 31, 2006
	2007	2008	2009	2010	2011	> 5 years	Total

Economic hedges not qualifying for hedge
accounting under IAS 39	47.4	63.7	0.3	1.2	0.5		113.1

Arbitrage and optimization contracts	13.7	8.6	6.7	(0.0)			29.0

Other contracts qualifying as derivatives	(30.3)	(17.4)	(13.8)	(11.5)	(10.0)	(17.3)	(100.3)

Embedded derivatives	2.1	(3.2)	19.9	17.6	17.6	35.3	89.3

TOTAL	32.9	51.7	13.1	7.3	8.1	18.0	131.1

*	Long position/(short position)

Fair value and maturities

The following table shows the fair values of commodity derivatives at December 31, 2006 by maturity:

Commodity derivatives
	Fair value at December 31, 2006
							Total
						> 5	fair
	2007	2008	2009	2010	2011	years	value

Economic hedges not qualifying for hedge
accounting under IAS 39	(106.0)	(82.3)	(14.3)	(1.0)	(0.7)		(204.3)

Arbitrage and optimization contracts	(90.4)	(0.7)	3.4	(0.0)			(87.7)

Other contracts qualifying as derivatives	(26.0)	(8.7)	(0.3)				(35.0)

Embedded derivatives	(27.9)	(26.2)	(8.7)	(9.0)	(8.0)	(14.0)	(93.8)

Total	(250.3)	(117.9)	(19.9)	(10.0)	(8.7)	(14.0)	(420.8)

*	Fair value excluding adjustments to reflect credit risk and liquidity risk.

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

27.5.4	Counterparty risk

For the measurement of financial instruments, the Group takes into account the effect of credit risks on fair values.

Credit risk reflects the loss that the Group would incur as a result of the failure by counterparties to fulfill their contractual obligations.

The risk is minimized by credit procedures and the Group’s risk management policy, which involves assessing counterparties’ financial position and credit rating, obtaining pledge collateral, and using standard netting agreements wherever possible.

At December 31, 2006, 96.2% of the Group’s exposure to credit risk concerned counterparties rated investment grade:

	2006
(In millions of euros)	Investment Grade(a)	Total
Counterparties	1,516.2	1,575.9

(a)
“Investment grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account the existence of collateral, letters of credit and parent company guarantees.

27.5.5	Method used to calculate the fair value of commodity derivatives

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

The fair value of non-standard instruments is estimated using models and other valuation techniques, reflecting the most appropriate available information. The techniques include option pricing models, statistical analyses and simulations, the discounted cash flow method, taking into account estimation and timing error factors and specific contractual clauses. The assumptions used include the market price of the commodities, their estimated value determined by reference to observable data, the discount rate (risk-free interest rate), volatility factors affecting the underlying asset, the estimated correlation between commodity and energy prices, contractual volumes, degree of market liquidity and the risk premium that investors would expect to receive.

27.5.6	Mark-to-market on commodity contracts other than trading instruments

Successive changes in the fair value of the foregoing commodity derivatives are recognized under “Mark-to-market on commodity contracts other than trading instruments” within current operating income. Gains and losses on these instruments are presented in revenues (sale contracts) or within cost of purchases (purchase contracts), respectively.

The contribution of commodity contracts other than trading instruments to consolidated income from operating activities is a gain of €17 million at December 31, 2006. This amount reflects changes during the period in the fair value of commodity contracts other than trading instruments falling within the scope of IAS 39 – Financial Instruments: Recognition and Measurement.

It breaks down as follows:

•
to optimize their margins, certain Group companies have implemented economic hedging strategies using forward contracts (with or without physical delivery of the underlying) traded on wholesale markets. These contracts aim to reduce the sensitivity of the Group’s margins to changes in commodity prices. However, as these contracts cover the entities’ net exposure to price risk, they are not eligible for hedge accounting under IAS 39 – Financial Instruments: Recognition and Measurement. Consequently, all changes in fair value of forward contracts in 2006 should be reflected in the income statement. Changes in the fair value of these positions therefore represent an opportunity gain rather than economic gain, and led to a net gain of €27 million in 2006;

•
the Group offers capacity entitlements on the market at peak hours, by means of “Virtual Power Plant” auctions. These contracts qualify as derivatives under IAS 39. Changes in the fair value of these options led to net gains of €31 million at December 31, 2006.

•
gains and losses are recognized in the income statement in relation to (i) the ineffective portion of cash flow hedges of non-financial assets; and (ii) the impact of discontinuing hedge accounting in 2006 for commodity hedges when the effectiveness of the hedge can no longer be demonstrated. These items generate a negative impact of €34 million;

•	unfavorable changes in the fair value of derivatives embedded in commodity contracts, which are required to be accounted for separately under IAS 39, and result in a negative impact of €5 million.

27.5.7	Contingent liabilities related to commodity derivatives

Certain Group operating companies have entered into long-term contracts and take-or-pay contracts. These consist of a firm commitment to purchase or sell specified quantities of gas, electricity and steam and related services, in exchange for a commitment from the other party to deliver or purchase said quantities and services. These contracts have been documented as being excluded from the scope of application of IAS 39. The main future commitments, relating to contracts of SUEZ Energy Europe, SUEZ Energy International and Elyo, are presented in the table below. They are valued at the closing spot rate or the price specified in the contract if this is not exclusively based on market conditions, discounted over their remaining life at a rate corresponding to the yield to maturity of investment grade corporate bonds. The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

	Dec. 31,	Less than		More than	Dec. 31,	Dec. 31,
In millions of euros	2006	1 year	1 to 5 years	5 years	2005	2004
Firm purchases of commodities, fuel and
services	56,705.0	9,160.6	20,733.7	26,810.7	65,277.2	28,968.7
Total commitments given	56,705.0	9,160.6	20,733.7	26,810.7	65,277.2	28,968.7
Firm sales of gas, electricity, steam, oil and
services	35,939.0	11,913.7	15,341.2	8,684.1	31,709.9	23,827.6
Total commitments received	35,939.0	11,913.7	15,341.2	8,684.1	31,709.9	23,827.6

27.6	Country risk

During 2005, the Group considered that it would be appropriate to hedge its exposure to country risk with respect to its investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of the Group’s investments as the discount factors used in calculations would be higher. In order to protect itself against this country risk, the Group has purchased credit default swaps. With these swaps, the Group pays a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a USD-denominated Brazilian government bond, in the event of a “credit event” (default, restructuring, acceleration, etc.) affecting Brazil. The nominal amount of this protection is USD 300 million, of which USD 200 million matures between March and September 2007, and USD 100 million matures in March 2009.

At December 31, 2006, the market value of these swaps, which do not meet the hedging documentation requirements under IAS 39, is a negative €3 million (including the portion of outstanding premiums).

NOTE - 28.   Construction contracts

28.1	Construction contracts

In 2006, SUEZ refined its criteria for determining whether contracts fall within the scope of IAS 11 – Construction Contracts. For 2004, 2005 and 2006, IAS 18 is now considered applicable to certain SES contracts previously accounted for as construction contracts.

Figures in the tables shown below have been adjusted to reflect this change:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Amounts due from customers under construction contracts	21.2	19.3	1.2
Amounts due to customers under construction contracts	203.2	225.3	157.4
Net	(182.0)	(206.0)	(156.2)

Contracts in progress at the balance sheet date:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Cumulative income and expenses recognized	2,330.1	2,625.2	1,713.4
Advances received	77.8	60.6	39.8

“Amounts due from customers under construction contracts” and “Amounts due to customers under construction contracts” are presented in the balance sheet within “Trade and other receivables, net” and “Trade and other payables, net”, respectively.

28.2	Commitments related to construction contracts

The table below shows all commitments given or received by the Group in connection with construction contracts:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Performance bonds and delivery guarantees given on construction
contracts	224.3	247.3	261.6
Other commitments given on construction contracts	25.5	26.0	71.2
Total contingent liabilities on construction contracts	249.8	273.3	332.8
Performance bonds and delivery guarantees received on
construction contracts	34.9	33.4	25.2
Other commitments received on construction contracts	30.4	13.4	22.5
Total contingent assets on construction contracts	65.3	46.8	47.7

NOTE - 29.   Finance leases

29.1	Finance leases for which SUEZ acts as lessee

An analysis of the carrying amount of property, plant and equipment leased to others under finance leases is presented in Note 16.2.

The main finance lease agreements entered into by the SUEZ Group primarily concern Elyo’s co-generation plants, Novergie’s incineration facilities and the Choctaw power station in the US.

The present values of future minimum lease payments break down as follows:

	Future minimum lease		Future minimum lease		Future minimum lease
	payments at Dec. 31, 2006		payments at Dec. 31, 2005		payments at Dec. 31, 2004
In millions of euros
	Undiscounted	Present	Undiscounted	Present	Undiscounted	Present
	value	value	value	value	value	value
Year 1	153.5	148.9	160.9	157.2	180.4	178.2
Between year 2 and year 5 inclusive	516.8	462.0	539.2	495.7	549.1	517.9
Beyond Year 5	1,064.4	606.2	1,130.3	705.8	1,065.2	785.8
Total future minimum lease payments	1,734.7	1,217.1	1,830.4	1,358.7	1,794.7	1,481.9

The following table provides a reconciliation of maturities of liabilities under finance leases as reported in Note 26.4.1 with the maturities of undiscounted future minimum lease payments:

			Between year
			2 and year 5	Beyond Year
In millions of euros	Total	Year 1	inclusive	5
Liabilities under finance leases	1,194.4	107.5	371.9	715.0
Discounting effect of future capital
reimbursements and finance charges	540.3	46.0	144.9	349.4
Undiscounted future minimum lease payments	1,734.7	153.5	516.8	1,064.4

29.2	Finance leases for which SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They consist of (i) energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset; and (ii) certain contracts with industrial customers relating to assets held by the Group.

The Group has recognized finance lease receivables in relation to its co-generation plants for Solvay, Total (Belgium), Bowin (Thailand) and Air Products (the Netherlands).

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Undiscounted future minimum lease payments	464.5	518.2	517.4
Unguaranteed residual value accruing to the lessor	24.0	25.3	23.8
Total gross investment in the lease	488.5	543.5	541.2
Unearned financial income	165.7	177.0	194.3
Net investment in the lease	322.8	366.5	346.9
of which present value of future minimum lease	312.8	354.5	336.5
payments
of which present value of unguaranteed residual value	10.0	12.0	10.4

Amounts recognized in the balance sheet in connection with finance leases are detailed in Note 19.3 “Loans and receivables carried at amortized cost”.

NOTE - 30.  Operating leases

30.1	Operating leases for which SUEZ acts as lessee

The SUEZ Group has entered into operating leases mainly in connection with LNG tankers, and miscellaneous buildings and fittings.

Operating lease income and expense for 2006, 2005 and 2004 can be analyzed as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Minimum lease payments	(403.4)	(379.6)	(333.9)
Contingent lease payments	(161.6)	(161.2)	(179.7)
Sub-letting income	4.1	0.2	0.0
Sub-letting expenses	(2.5)	(11.5)	(10.8)
Other operating lease expenses	(115.9)	(93.8)	(95.3)
Total	(679.3)	(646.0)	(619.7)

Future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Year 1	221.3	209.4	237.9
Between year 2 and year 5 inclusive	663.1	539.9	511.0
Beyond Year 5	820.5	941.5	467.9
Total	1,704.9	1,690.8	1,216.8

30.2	Operating leases for which SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They consist primarily of the HHPC plant in Thailand, the Baymina plant in Turkey, and the Hopewell and Red Hills plants in the United States. Lease income for 2006, 2005 and 2004 can be analyzed as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Minimum lease payments	668.5	611.9	494.3
Contingent lease payments	43.1	52.4	48.5
Total	711.6	664.3	542.9

Future minimum lease payments receivable under non-cancelable operating leases can be analyzed as follows:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Year 1	458.0	475.5	363.5
Between year 2 and year 5 inclusive	1,591.1	1,546.0	1,163.4
Beyond Year 5	2,487.3	2,859.6	2,344.9
Total	4,536.4	4,881.1	3,871.8

NOTE - 31.  Concession contracts

SUEZ manages a large number of concessions as defined by SIC 29 covering drinking water distribution, water treatment, waste collection and treatment, and electricity distribution.

The terms of the concessions vary between 10 and 65 years, depending mainly on the level of investments to be made by the concession operator.

The concession contracts specify a number of rights and obligations with regard to the infrastructure to be built, as well as rights and obligations relating to the public service concerned.

Contracts may provide for a general obligation allowing users access to the public service, and in certain cases according to a specified timeframe.

A general obligation also exists to return the concession infrastructure in good working condition at the end of the concession. Where appropriate, this obligation leads to the recognition of a capital renewal and replacement liability (see Notes 1.F and 25.3). By exception, water distribution concessions in the United States do not provide for the return of the infrastructure to the grantor of the concession at the end of the contract. The infrastructure will remain the property of SUEZ and therefore these contracts are accounted for using the tangible asset model (see Note 1.F).

Certain contracts provide for an additional obligation to extend the service to new users or improve the existing service. Where necessary, these obligations lead to the recognition of an intangible asset and a related liability (see Note 1.F).

As consideration for these obligations, SUEZ is entitled to bill either the local authority granting the concession (mainly incineration activities and BOT water treatment contracts) or the users (distribution of drinking water or electricity) for the services provided. The rights to bill for expenses incurred in extending or improving the concession infrastructure gives rise to a receivable or an intangible asset, depending on the party responsible for payment (see Note 1.F).

Services are generally billed at a fixed price which is linked to a particular index over the term of the contract. However, the contracts include price adjustment clauses (usually at the end of a five-year period) if there is a change in the economic conditions forecasted at the inception of the contracts. By exception, contracts exist in certain countries (e.g., United States and Spain), under which the price is fixed on a yearly basis according to the costs incurred in connection with the concession, which is therefore recognized in assets (see Note 1.F).

NOTE - 32.	Cash flows

32.1	Reconciliation with income tax expense in the income statement

	Tax cash flows
	(income tax expense)
	Dec. 31,	Dec. 31,	Dec. 31,
In millions of euros	2006	2005	2004

Impact in the income statement	(815.1)	(585.3)	(926.0)

- provisions for income taxes	5.8	8.6	(4.8)
- deferred tax	29.6	(162.0)	300.1
- other	(205.7)	15.8	(98.6)

Impact in the cash flow statement	(985.4)	(722.9)	(729.3)

The “Other” item mainly includes the €(265.9) million net variation of income tax payables and receivables, and a €56.2 million impact in income tax expense relating to disposals.

32.2	Reconciliation with financial income/(loss) in the income statement

	Financial cash flows
	(net financial income / loss)
	Dec. 31,	Dec. 31,	Dec. 31,
In millions of euros	2006	2005	2004

Impact in the income statement	(731.0)	(725.3)	(1,079.1)

Changes in amortized cost	28.2	55.3	(107.5)
Exchange rate impacts and changes in fair value	64.5	(129.7)	71.5
Unwinding of discounting adjustments to provisions	340.4	330.0	339.2
Other	(16.6)	(8.1)	(79.1)

Impact in the cash flow statement	(314.5)	(477.8)	(855.0)

NOTE - 33.	Share-based payment

33.1	Stock option plans

33.1.1	Stock option policy

The SUEZ stock option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company and in creating shareholder value.

The award of stock purchase or subscription options is also a mean of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values. Conditions for the award of options and the list of beneficiaries are defined by the Board of Directors in accordance with authorizations granted at Shareholders Meetings.

In 2005, stock options were awarded based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’s policy in this area. The decision taken in 2000 not to apply a discount when determining the option price was renewed in 2005.

In 2005 the Board of Directors decided to reduce the number of options awarded and replace them in part by an award of bonus SUEZ shares. The bonus shares were awarded in the first half of 2006 to a higher number of employees than those eligible to receive stock options.

No stock options were awarded in 2006. On the other hand, the Board of Directors meeting of October 18, 2006, decided for the principle of an award of stock-options with an effective date of January 17, 2007.

Furthermore, the Board of Directors decided that the exercise of a portion of options awarded would be subject to certain conditions, provided for in the conditional system for senior management executives and in the enhanced conditional system for members of the Group Executive Committee.

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

2005 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system) is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

2006/2007 plan

The exercise of half of the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee (for the later ones, after deduction of approximately 10% ot their options which are subject to the enhanced conditional system) is subject to a performance condition which is identical to the 2005 one.

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

2006/2007 plan

Approximately 10% of the stock subscription options granted to the members of the Group’s Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The performance condition applies to 2006/2007 plan under the same conditions as those applied to 2004 and 2005 plans.

The Board of Directors has also decided that if the merger with Gaz de France be approved, the objectives being part of the performance conditions linked to stock options plan as of November 19, 2003, November 17, 2004, December 9, 2005 and January 17, 2007 should decreased in applying a 0.8 coefficient.

33.1.2	Stock option plans in force as at December 31, 2006

Stock subscription options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Dec. 31, 2005	Number of shares to be subscribed by the Executive Committee**	Options exercised***	Options canceled	Outstanding options at Dec.31, 2006	Expiry date	Residual life

11/28/2000*	5/5/2000	11/28/2004	34.39	1,347	6,571,934	1,193,708	644,115	59,834	5,867,985	11/28/2010	3.9
12/21/2000*	5/5/2000	12/21/2004	35.74	510	3,026,078	153,516	361,125	1,618	2,663,335	12/20/2010	4.0
11/28/2001*	5/4/2001	11/28/2005	32.59	3,161	13,027,856	1,784,447	2,341,320	195,830	10,490,706	11/27/2011	4.9
11/20/2002*	5/4/2001	11/20/2006	16.69	2,528	9,202,437	1,327,819	2,951,926	116,460	6,134,051	11/19/2012	5.9
11/19/2003	5/4/2001	11/19/2007	13.16	2,069	8,102,086	1,337,540	49,208	107,100	7,945,778	11/18/2011	4.9
11/17/2004	5/3/2004	11/17/2008	17.88	2,229	8,755,344	1,320,908	33,840	112,842	8,608,662	11/16/2012	5.9
12/9/2005	5/13/2005	12/9/2009	24.20	2,251	6,531,100	1,352,000	6,810	62,100	6,462,190	12/9/2013	6.9

Total					55,216,835	8,469,938	6,388,344	655,784	48,172,707
* Exercisable plans.
** Corresponding at the time the options were awarded in 2000 and 2001, to the Management Committee.
*** In certain specific circumstances such as retirement or death, outstanding options may be exercised in advance of the vesting date.

Stock purchase options

Plan	Date of authorizing SM	Vesting date	Strike price	Number of beneficiaries per plan	Outstanding options at Dec. 31, 2005	Number of shares to be subscribed by the Executive Committee**	Options exercised***	Options canceled	Outstanding options at Dec.31, 2006	Expiry date	Residual life

11/16/1998*	6/11/1998	11/16/2003	28.16	971	4,969,476	1,311,461	4,756,147	213,329		11/16/2006
6/30/1999*	6/11/1998	6/30/2004	30.56	29	254,963	31,772	122,447		132,516	6/30/2007	0.5
11/15/1999*	6/11/1998	11/15/2004	28.54	1,115	5,190,352	1,183,464	2,557,284	28,594	2,604,474	11/15/2007	0.9
1/31/2000*	6/11/1998	1/31/2005	28.46	143	919,904	52,941	511,328	5,295	403,281	1/31/2008	1.1

Total					11,334,695	2,579,638	7,947,206	247,218	3,140,271
* Exercisable plans.
** At the time the options were awarded, and corresponding to the Executive Committee in 2002 and subsequent years.
*** In certain specific circumstances such as retirement or death, outstanding options may be exercised in advance of the vesting date.

In addition, the Board of Directors meeting of December 18, 2006, decided for the principle of an award of stock options whith an effective date of January 17, 2007. This plan follows similar rules as those prevailing for the former plans as for :

-	Stock subscription options
-	Vesting period (4 years later) ending : January 16, 2001
-	Expiry date (8 years later) : January 16, 2015
-	Strike price (without any discount) : €38.89
-	Number of granted options : 5,737,960
-	Number of beneficiaries : 2,190

Total	66,551,530	11,049,576	14,335,550	903,002	51,312,978

33.1.3	Number of options

		Average strike
	Options	price

Balance at December 31, 2004	64,658,868	24.70
Granted	0	0
Exercised	(3,267,140)	16.74
Canceled	(486,577)	27.71

Balance at October 12, 2005	60,905,151	25.11

Pursuant to Article 174 of French Decree 67-236 on commercial companies dated March 23, 1967, the cash capital increase carried out for an amount of €2.37 billion on October 13, 2005 led to an adjustment of the strike price and the number of options outstanding at the date of said increase.

The following table takes this adjustment into account.

		Average strike
	Options	price

Balance at October 13, 2005	61,793,556	24.75
Granted	6,531,100	24.2
Exercised	(1,293,800)	16.5
Canceled	(479,326)	21.86
Balance at December 31, 2005	66,551,530	24.88
Granted	0	0
Exercised	(14,335,550)	27.01
Canceled	(903,002)	24.75

Balance at December 31, 2006	51,312,978	24.28

33.1.4	Fair value of stock option plans in force

Stock option plans are valued based on a binomial model using the following assumptions:

	2005 plan	2004 plan	2003 plan

Volatility (a)	31.25%	29.66%	28.04%
Discount rate (b)	3.25%	3.70%	4.30%

In euros
Dividend (c)	0.8	0.8	0.7
Fair value of options at the grant date	7.24	4.35	3.11

(a) The volatility calculated corresponds to a moving average of volatilities over the life of the plan.
(b) The discount rate corresponds to a risk-free rate over the life of the plan.
(c) Dividend paid.

33.1.5	Accounting impact

Based on a staff turnover assumption of 5%, the expense recorded during the period in relation to stock option plans was as follows:

In millions of euros	Expense for the year
Grant date	2006	2005	2004
11/20/2002	9.4	10.6	10.6
11/19/2003	5.8	5.8	5.8
11/17/2004	9.0	9.0	1.1
12/9/2005	11.2	0.7	0.0

	35.4	26.1	17.5

As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 which had not yet vested at January 1, 2006.

33.2	Employee share issues

33.2.1	Description of plans available

Employees are entitled to subscribe to share issues under Group corporate savings plans. They may subscribe to:

•	either the Spring Classique plan: this plan allows employees to subscribe to SUEZ shares either directly or via an employee investment fund at lower than current market prices;

•
or the Spring Multiple plan: under this plan, employees may subscribe to SUEZ shares, either directly or via an employee investment fund. The plan also entitles them to benefit from the positive performance of SUEZ shares (leverage effect) at the end of the mandatory holding period;

Stock Appreciation Rights (SAR): this leveraged plan enables the acquisition of a security benefiting from a performance multiplier which will result in a cash payment to the employee after a period of five years.

33.2.2	Accounting impact

There were no employee share issues in 2006.

The accounting impact of these cash-settled Stock Appreciation Rights consists of recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. At December 31, 2006, the fair value of the liability related to these awards in 2002, 2004 and 2005 amounted to €19.2 million. The impact of the SAR on the statement of income is a negative €15.9 million.

33.3	Bonus shares

33.3.1	Bonus share policy

2005 plan

At its December 9, 2005 meeting, the SUEZ Board of Directors decided to put in place a bonus share award scheme. This initiative had two objectives:

•	to supplement the existing scheme for current stock option beneficiaries by partly replacing stock options with bonus shares;

•
to grant bonus shares to a category of employees not eligible for stock option awards, as exceptional recognition for their contribution and in order to stimulate their commitment to their company and the SUEZ Group.

Timing and conditions

The timing and conditions set by the Board of Directors are as follows:

Timing:

•	length of the vesting period for the grant of SUEZ bonus shares: two years from February 13, 2006;

•	date of definitive vesting of shares, subject to compliance with certain conditions as outlined below: March 15, 2008.

Conditions:

•	presence in the Group on March 15, 2008, evidenced by a valid employment contract with a Group company at that date, except for cases of retirement, death and disability;

•	performance condition, based on the Group’s return on capital employed (ROCE) for the year ended December 31, 2007;

•	length of obligatory share lock-up period: two years from the date of vesting on March 15, 2008, which means that shares may be sold as from March 15, 2010.

Target population

Partial substitution of stock options with bonus shares:

All beneficiaries of stock options under the 2005 plan will be concerned by this substitution. The rate at which the stock options will be replaced differs according to the seniority of the beneficiaries (translated in numbers of options). The maximum number of bonus shares attributable per person is limited to 2,000 shares.

Other beneficiaries :

The Board of Directors on December 9, 2005 decided to grant bonus shares to individuals other than beneficiaries of stock options. The quantity granted is within a range of 50 to 150 shares per person.

In total, the bonus share award policy concerned 3,420 individuals for an overall total of 660,780 shares.

2006/2007 plan

At its meeting of October 18, 2006, the Board of Directors approved a new performance share award scheme which came into force on February 12, 2007.

The timing and conditions set by the Board of Directors are as follows :

Timing :

-	Length of the vesting period for the grant of SUEZ performance shares : two years from February 12, 2007;

-	Vesting date for the shares, subject to certain conditions as outlined below : March 15, 2009,

Conditions :

-	Presence on company payroll on March 15, 2009, i.e., current employment contract with a Group company at that date, except in cases of retirement, death and disability;

-	Performance condition, based on the Group’s Return On Capital Employed (ROCE) for the fiscal year 2008,

-	Length of mandatory retention period for the shares : two years from the vesting date of March 15, 2009, meaning that a sale will be allowed from March 15, 2011.

Target population

Partial substitution of stock options with performance shares :

All beneficiaries of stock options under the 2006 plan will be concerned by this substitution. The rate at which the stock options will be replaced differs according to the seniority of the beneficiaries (translated in number of options). The maximum number of performance shares attributable per person is limited to 3000 shares.

Other beneficiaries :

The Board of Directors decided to grant performance shares to individuals other than beneficiaries of stock options. The quantity granted is within a range of 50 to 150 shares per person.

Complete final information concerning this plan will be published in the next reference document.

33.3.2	Valuation method and impact on income for the period

The cost of the bonus share award was estimated in the same way as for stock option plans. The fair value of the benefits granted in respect of the 658,232 bonus shares awarded was €17.7 million at the date of grant. This amount is recognized over the vesting period.

The resulting expense for 2006 is €7.5 million.

33.4	SUEZ exceptional bonus

In November 2006, the Group introduced a temporary exceptional bonus award scheme aimed at rewarding employee loyalty and involving employees more closely in the Group’s success. This scheme provides for the payment of an exceptional bonus equal to the value of four SUEZ shares in 2010 and the amount of gross dividends for the period 2005-2009 (including any extraordinary dividends).

Around 166,000 of the Group’s employees are eligible for this bonus at December 31, 2006.

The accounting impact of this cash-settled instrument consists of recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. The fair value of the total liability is estimated on the basis of the SUEZ share price. At December 31, 2006 the impact of this scheme is not material.

The estimated fair value of the liability upon expiry of the plan is €24 million.

NOTE - 34.  Related party transactions

The inclusion of this note within the financial statements is aimed at ensuring transparency in the relationship between the Group and its shareholders and their representatives, as well as in the links between the Group and related companies that it does not exclusively control (joint ventures or associates).

Only material transactions are described below.

Compensation payable to members of the Executive Committee and to directors is disclosed in a separate note (see Note 35 "Executive compensation").

34.1	Joint ventures

Itasa

Itasa is a Brazilian subsidiary 48.75%-owned by Tractebel Energia which is 68.7%-owned by SUEZ Group.

Tractebel Energia entered into an electricity purchase agreement with Itasa, which generated costs of €38.6 million for Tractebel Energia in 2006, unchanged from 2005.

Electroandina

The Group holds a 33.25% interest in Chile-based Electroandina through Suez-Tractebel and Inversiones Tocopilla.

Gasoducto Nor Andino transports gas purchased by Electroandina. In connection with this arrangement, Gasoducto invoiced services in an amount of €38.2 million in 2006, compared to €38.9 million in 2005.

Acea-Electrabel group (Italy)

Electrabel Italia is a wholly-owned subsidiary of Electrabel, and has a 40.59% interest in Acea-Electrabel which itself owns several subsidiaries.

In 2006 Electrabel SA sold Alp Energie to the Acea-Electrabel group.

Alp Energie, which sold on to its customers the electricity sold by Acea-Electrabel group entities, was absorbed by Acea Electrabel Elettricita Spa. In 2006, purchases by the SUEZ Group to the Acea-Electrabel group amounted to €28.8 million.

In addition, SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €146.4 million in 2006, compared to €77.2 million in 2005.

The SUEZ Group also granted loans totaling €380 million to the Acea-Electrabel group in 2006.

Zandvliet Power

Zandvliet Power is a 50%-50% joint venture between Electrabel (98.62%-owned by SUEZ) and RWE.

Electrabel granted a loan to Zandvliet Power totaling €95.8 million at December 31, 2006, compared to €95.3 million at December 31, 2005.

34.2	Associates

Elia System Operator (ESO)/Elia

Elia is a listed company 27.1%-owned by Electrabel.

Elia, a subsidiary of Elia System Operator (ESO), was set up in 2001 as a grid operator of the high-voltage electricity transmission network in Belgium. ESO and Elia have been accounted for by the equity method since ESO was appointed to manage the transmission network by the Belgian Federal Council of Ministers. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel paid ESO/Elia electricity transmission fees totaling €200.2 million in 2006 and €251.2 million in 2005. Amounts owed to ESO/Elia totaled €5.5 million at December 31, 2006, versus €12.5 million at December 31, 2005.

The Group billed ESO/Elia for services totaling €97 million in 2006, compared to €100 million in 2005.

Finally, the Group had granted ESO/Elia a loan amounting to €808.4 million at December 31, 2006 (€354.8 million maturing in 2009 and €453.6 million maturing in 2010 and thereafter), compared to €808.4 million at December 31, 2005. In 2006, the loan generated financial revenues of €31.8 million, compared to €29.9 million in 2005.

Electrabel SA granted Elia guarantees for an amount of €10.6 million corresponding to future payments of access rights to high-voltage networks.

Mixed inter-municipal companies

Electrabel exercises significant influence over some mixed inter-municipal companies.

The equity-accounted mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigas to non-industrial Belgian customers that are not eligible for deregulation. Electrabel sold the mixed inter-municipal companies €931.1 million of electricity and gas in 2006 versus €738.6 million in 2005.

Electrabel and Electrabel Customer Solutions paid gas and electricity distribution costs to the mixed inter-municipal companies amounting to €1,203.2 million in 2006, compared to €1,078.7 million in 2005.

The mixed inter-municipal companies do not employ any personnel. In accordance with the bylaws, Electrabel makes personnel available to them with a view to carrying out daily distribution services. Electrabel bills some of these mixed inter-municipal companies for all work, supplies and services provided to them. Amounts billed totaled €582.7 million in 2006, versus €1,431.2 million in 2005. This change results from the disposal of Electrabel Netten Vlaanderen and the creation of Brussels Network Operations.

Receivables relating to gas and electricity supply and other services stood at €111.4 million at December 31, 2006 versus €78.1 million at December 31, 2005.

Electrabel’s payables to the mixed inter-municipal companies stood at €274.8 million at December 31, 2006, versus €337.4 million at December 31, 2005.

At December 31, 2006, Electrabel had granted cash advances totaling €341 million to the Flemish mixed inter-municipal companies, compared to €398.8 million at December 31, 2005. Amounts due to the Flemish mixed inter-municipal companies by Electrabel came to €44.2 million at year-end 2006, compared with €26.2 million at year-end 2005.

Electrabel’s reimbursement right in connection with the pension obligations relating to its distribution employees stood at €377.9 million at December 31, 2006, versus €1,191 million at December 31, 2005. The change in this item reflects the sale of Electrabel Netten Vlaanderen and the creation of Brussels Network Operations.

Compagnie Nationale du Rhône (CNR)

CNR is 49.3%-owned by Electrabel.

Within the scope of purchase and sale agreements signed with CNR, the Group acquired €82.6 million of electricity in 2006 from CNR, compared with €42.9 million in 2005. The Group also sold €22.7 million of electricity under these contracts in 2006, versus €27.5 million in 2005.

Sohar

Sohar is 50%-owned by Suez-Tractebel, itself wholly owned by SUEZ Group.

SUEZ provided Sohar with performance bonds and delivery guarantees capped at €67.8 million. Sohar builds and operates a power station and a water desalination plant in Oman.

Contassur

Contassur is 10%-owned by Suez-Tractebel and 5%-owned by Electrabel.

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet in the amounts of €186.6 million and €318 million at December 31, 2006 and 2005, respectively.

34.3	Shareholders

CNP (Compagnie Nationale à Portefeuille)

In the organization chart of Groupe Bruxelles Lambert’s 2005 annual report, CNP is shown as one of its controlling entities. At December 31, 2006, Groupe Bruxelles Lambert owns an 8% stake in SUEZ.

SUEZ sold its residual 5% interest in M6 to CNP's wholly-owned subsidiary, Swilux, for an amount of €163 million. The Group recognized a net capital gain of €120 million on this transaction in first-half 2006. SUEZ no longer holds any interests in M6.

The Group has also sold all of its shares in Trasys, a specialized IT consulting and services company, to GIB for €32.8 million. GIB is jointly controlled by Ackermans & Van Haaren and CNP. This transaction generated a net capital gain of €24 million for SUEZ.

NOTE - 35.   Executive compensation

The following table presents the compensation received by directors and members of the Executive Committee:

In millions of euros	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Short-term benefits	20.8	17.8	17.0
Post-employment benefits	3.9	2.9	2.0
Share-based payment	6.0	3.5	1.9
Total	30.7	24.2	20.9

The increase in share-based payment is attributable to the 2006 full year impact of the 2005 plan.

NOTE - 36.  Contingent assets and liabilities

The Group gives and receives various guarantees in the course of its business. A liability is recognized when it is probable that guarantees given will be settled by an outflow of resources with no corresponding consideration in return.

The guarantees presented below qualify as contingent liabilities and are not therefore recognized in the consolidated balance sheet.

The Group has given seller’s guarantees totaling €1,515.0 million (€1,507.4 million in 2005) in the context of various sales carried out by SUEZ in previous years. Eighty percent of the guarantees were given in connection with the sales of Nalco, Indosuez and Northumbrian.

Other contingent liabilities (€1,335.3 million) relate mainly to commitments undertaken by Electrabel in connection with cross-border leases of Belgian and Dutch power plants, as well as to guarantees given by Sita France to local and regional authorities to cover risks relating to landfill sites.

NOTE - 37.	Claims and litigation

37.1	Competition and industry concentration

Energy

A sector inquiry was launched into the energy markets during the summer of 2005. These inquiries do not concern particular operators, but rather seek to analyze the overall functioning of specific markets, like those for the supply of gas and electricity. On January 10, 2007, the European Commission made public the final results of this inquiry specifying what it considered to be the major weaknesses of the electricity and gas sectors in Europe. It’s now up to the European Council and the member States to assess the Commission’s report and take any necessary initiatives with regard to their legislation.  Since the Group is a major player in both these sectors, such measures would have an impact on its activities. However, it is impossible to assess such impact at the present time.

Alongside the sector inquiry, the Commission completed its review of systems with respect to long-term agreements signed during the privatization of electricity-producing companies in Hungary and Poland. It has invited the Hungarian and Polish governments to review these systems and where necessary indemnify the signatories.  The Group is directly involved in its capacity as contracting party in Hungary (Dunamenti) and in Poland (Polaniec).

The Commission is also continuing to review gas supply contracts for industrial clients in Belgium with a view to determining whether the period of the contracts entered into by Distrigas leads to them being of a market restrictive type in Belgium. Distrigas is cooperating fully with the Directorate-General for Competition on this issue.

Environment

In France, the Anti-Trust Council (Conseil de la Concurrence) ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (Veolia) and Lyonnaise des Eaux France (Suez) created a collective dominant position between the two groups. Although the Anti-Trust Council did not impose sanctions, it requested the Minister of the Economy to order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by Compagnie Générale des Eaux, France’s highest civil court, the Court of Cassation (Cour de Cassation) recently overturned a ruling by the Paris Court of Appeal that had upheld the decision of the Anti-Trust Council. The Court of Cassation’s decision was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. As this court decision did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy may issue an order requiring that the two groups unwind their cross-shareholdings in their joint subsidiaries (Société des Eaux de Marseille, Société des Eaux du Nord, SEVESC, Stéphanoise des Eaux, Martiniquaise et Guyanaise des Eaux).

37.2	Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitration with third parties or with the tax administrations of certain countries. Provisions are recorded for this litigation and arbitration when (i) a legal, contractual, or constructive obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that there will be an outflow of resources without economic benefits in order to settle the obligation; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €403 million at December 31, 2006.

Disputes with the Argentine government

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other shareholders and concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings in relation to this issue before the International Centre for Settlement of Investment Disputes (ICSID). These proceedings aim at obtaining indemnities to compensate for the loss of value of the investments made since the start of the concession due to the measures adopted by the Argentine government following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities were immediately initiated in each case.

With respect to Aguas Cordobesas, an agreement providing for a new tariff regime was reached with the Province of Cordoba on October 13, 2006 and approved by the Provincial Congress on November 11, 2006. At the same time, Suez and Agbar sold control of the company to Roggio S.A., a private Argentine utilities group, keeping only 10% (5% Suez, 5%

Agbar) in Aguas Cordobesas. Pursuant to the terms of the agreement with the Province and the sale agreement with Roggio S.A., Aguas Cordobesas and its foreign shareholders (including Suez) withdrew from the ICSID arbitration proceeding on December 22, 2006.

With respect to Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the concession holder and the concession-granting authorities continued in 2005, but stopped in 2006 without having resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts. Given this context and the resulting decline in the companies’ financial and operational performance, Aguas Argentinas and Aguas Provinciales de Santa Fe were obliged to launch termination proceedings in respect of their concession contracts.

The voluntary liquidation of Aguas Provinciales de Santa Fe was announced at the company’s annual general meeting on January 13, 2006. On December 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly acknowledging the transfer of services back to the grantor, with effect from February 8, 2006. On April 20, 2006, Aguas Provinciales de Santa Fe challenged the validity of this administrative decree.

The concession-granting authorities rejected Aguas Argentinas’ termination request. Negotiations with a view to selling European shareholders’ interests in Aguas Argentinas failed. On March 21, 2006, the Argentine government issued a decree terminating the Aguas Argentinas concession contract citing alleged infringement by the concession holder, and transferred all its assets to AYSA, a newly established, Argentine wholly-owned company. The decision of the Argentine authorities resulted in the suspension of the company’s payments. On April 28 Aguas Argentinas filed for Concurso Preventivo (a similar mechanism to bankruptcy in France), leading to the temporary suspension of legal actions against the company.

ICSID arbitration proceedings in relation to the protection of foreign shareholders’ interests in both of these contracts are ongoing. The ICSID tribunal rejected the Argentine government’s objections regarding the jurisdiction of the ICSID tribunal to rule on the two cases. The decision on jurisdiction in the Aguas Provinciales de Santa Fe case was delivered on May 16, 2006 and that regarding the Aguas Argentinas’ case on August 3, 2006. Hearings on the merits of the cases are scheduled to take place between May 28, 2007 and June 2, 2007 for the Aguas Provinciales de Santa Fe case, and between October 29, 2007 and November 6, 2007 for Aguas Argentina case.

A claim was filed with the Federal District Court of New York in late September 2006 by an entity entitled “Aguas Recovery Lenders’ Group”, in order to obtain the payment by Suez, Agbar and AYSA (the Argentine wholly-owned company that succeeded to Aguas Argentinas) of US$ 130 million owed by Aguas Argentinas to unsecured lenders. The Federal District Court of New York is not expected to hand down its decision before the end of April 2007.

AEP dispute

In the United States, Suez Energy Marketing North American (SEMNA, formerly TEMI) is currently involved in a dispute with AEP (AEP Power Marketing Inc.) concerning a long-term Power Purchase and Sale Agreement within the scope of which SEMNA put in a bid for electricity to be produced by the owner (AEP) of a power station located in Plaquemine, Louisiana.

At the U.S. District Court for the Southern District of New York (First Circuit), SEMNA claimed damages in excess of US$17 million on the grounds that, due to failure by the parties to agree on one of the essential elements of the agreement (operational protocols), the agreement was not capable of enforcement. AEP made a counterclaim for damages in excess of US$643 million mainly on the grounds of the termination of the agreement by SEMNA and to a lesser extent for unpaid bills.

On August 8, 2005, the Court awarded damages in the amount of US$122 million to AEP (the portion of the claim relating to unpaid bills), to be increased by prejudgment interest. SEMNA firstly appealed the decision before the United States Court of Appeal (Second Circuit) and secondly filed an appeal before the court requesting reconsideration of the damages awarded to AEP. AEP filed a counter-appeal requesting total damages of more than US$500 million. On January 20, 2006, the court rejected SEMNA’s appeal and partially rejected AEP’s claim. In the amendment to the Opinion and Order, SEMNA was required to pay a further US$50 million to AEP pursuant to the guarantee provided by SUEZ-Tractebel SA (STSA). SEMNA requested a review of this decision on the grounds that this amount is not owed directly by SEMNA, but by STSA, assuming that SEMNA did not pay the full amount owed to AEP. The court acceded to SEMNA's request for a review of this decision.

Within the scope of the above-mentioned appeal proceeding before the United States Court of Appeal, all pleadings and exhibits were exchanged and the case was argued orally on December 14, 2006. The court is currently considering this issue. No deadline has been set for the appeal judges to hand down their decision. SEMNA recorded a provision in relation to these proceedings, without this entailing any binding recognition with respect to its accountability for this sum.

Snohvit dispute

On July 16, 2002, Tractebel Gas Engineering Belgium S.A. (TGE) as leader of the TGE - Fabricom-GTI S.A. - Entrepose Contracting S.A. consortium (the “Contractor”) entered into a contract with  Statoil ASA (the “Company”) regarding the construction of storage and loading facilities at Hammerfest (Norway) within the framework of the Snohvit LNG project.

The performance of this contract was affected by excessive requests for modifications and other readjustments on behalf of the Company. As the Company refused to compensate the Contractor for the fact that the budget and the deadline for completion were exceeded, TGE as leader of the consortium, sued the Company before the Stavanger City Court (Norway) for a principal amount of €243 million.

The Contractor’s position is that the Company deviated so far from the initial provisions of the contract that the contract is no longer valid and that the Contractor can thus request full payment of the project on a cost reimbursement basis. The Contractor also argued that the significant number of modifications and the cumulative effect thereof largely exceeded expectations the parties’ could have had upon signature of the contract and that the Company had overstepped its right to request modifications pursuant to the contract.

The Company dismissed the above arguments and claimed entitlement to liquidated damages from the Contractor in the event of any delay, such damages being capped at 10% of the contract’s value i.e. €28 million due by Contractor.

Within the scope of these proceedings the parties initially tried to reach an out-of-court settlement through a mediation process arranged under the auspices of the Court. This was unsuccessful and Court proceedings were instituted again. After an exchange of pleadings, the main Court hearing commenced on September 18, 2006. Norwegian proceedings are essentially oral and based on witness testimonies. The proceedings were expected to last three months but are still ongoing due to the complexity of the case. At this stage the Contractor has argued on the very basis of its claim, namely the modifications and readjustments brought about by the Company throughout the performance of the contract. A court decision is expected in early 2008.

Appropriate provisions have been recorded for this case.

Dispute with Togo Electricité

In December 2000, Togo Electricité signed a concession contract (the “Contract”) with the Togolese government for the management of Togo’s public power distribution service.

Togo Electricité terminated the Contract on the basis of the terms thereof providing for such termination in the event of a breach of the financial and economic equilibrium between the parties that could not be settled out of court. The Contract was terminated on February 22, 2006.

The Togolese government did not recognize the validity of the termination declared by Togo Electricité. On February 22, 2006, it adopted two decrees by which it also terminated the Contract on the basis of breaches by Togo Electricité of its obligations with respect to the Contract.  On February 22, 2006, it took possession of the entire assets of Togo Electricité, without any indemnity.

In March 2006, the Togolese government instituted several proceedings in Togo to justify taking possession of the assets of Togo Electricité.

These included proceedings on the merits of the case instituted first against Togo Electricité and then extended to S.E.S., with a view to sentencing these two companies to pay compensation of between FCFA 27 and FCFA 33 billion (between €41 and €50 million) to the Togolese government for breach of Agreement. In March 2006, Togo Electricité instituted arbitration proceedings before the International Center for Settlement of Investment Disputes (ICSID) citing the existence of an arbitration clause in the Contract. Preliminary claims are currently being submitted in the proceedings, which S.E.S. is proposing to join.

In light of the few legal arguments put forward by the Togolese government in support of its claim, at this stage provisions have only been booked for court costs and legal fees.

Queen Mary dispute

Following the collapse of a footbridge leading onto the Queen Mary II ocean liner in St Nazaire on November 15, 2003, as a result of which 15 people died and 30 or so people were injured, a third party claim was brought against Endel, a subsidiary of SES, with respect to the assembly of hired footbridges leading from the dock to the liner.

On November 26, 2003, the President of the Commercial Court of Saint Nazaire issued an interim order appointing an external expert. The expert delivered his report on April 5, 2006. Endel filed a submission with the investigating judge on June 21, 2006, in which it commented on the reports filed by the expert appointed in the civil court proceedings and the experts appointed in the criminal court proceedings.

An agreement to compensate the victims was signed with regard to the civil court proceedings on February 24, 2004. Endel was not a party to such agreement. To date, no individual civil proceedings have been brought against Endel.

Endel and four of its employees were amongst a group of people criminally indicted on July 28, 2005. The investigation is pending.

Legal Proceedings in Hungary

Electrabel and Dunamenti have taken preliminary steps towards international arbitration proceedings against the Hungarian State for breach of obligations pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty in relation to Dunamenti.

The international arbitration proceedings are currently in a compulsory conciliation phase, Electrabel and Dunamenti having sent a formal notice to the Hungarian State on September 4, 2006, pursuant to the Hungarian-Belgian Investment Protection Treaty and the Energy Charter Treaty. This formal notice triggered a mandatory discussion period of at least six months for the Hungarian-Belgian Investment Protection Treaty and of at least three months for the Energy Charter Treaty. At the same time Dunamenti initiated out-of-court proceedings pursuant to the power purchase agreement with MVM.

The period of out-of-Court proceedings engaged with MVM to settle the dispute regarding the power purchase agreement ended on November 20, 2006, without any agreement being reached. On November 16, 2006, the Hungarian Ministry of Transport and Economy sent a reply to the above-mentioned formal notice of September 4, 2006, requesting to meet with high-level Electrabel representatives. After an initial meeting in January 2007 between Electrabel and the Hungarian Government, represented by the Secretary of State of Energy, another meeting is expected to take place in early March 2007.

Ghislenghien dispute

On July 30, 2004, carelessness by a third party resulted in a leak in one of Fluxys’ gas transit pipes in Ghislenghien in Belgium. Twenty-four people died as a result of this accident, and over one hundred and thirty people were injured.

In September 2005, Fluxys was indicted, in its capacity as a legal entity, by the Investigating Judge of Tournai for involuntary homicide and injuries due to failure to take protective or precautionary measures. On February 1, 2007, a management-level employee of Fluxys’ Dispatching division was personally indicted on the same charges as Fluxys. On February 20, 2007, Electrabel was indicted in its capacity as a legal entity on the same charges as Fluxys.

To date, twenty-two legal entities and individuals have been indicted.

The investigation is continuing. Various parties have requested additional matters to be included within the scope of the investigation and a court-ordered expert appraisal is also in progress.

Victims of the disaster have also instituted legal proceedings before the regional and commercial courts of Brussels against Fluxys and/or its insurers. Thirteen civil cases are currently pending.

Claim by the Belgian tax authorities

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel SA (formerly Tractebel), concerning past investments in Kazakhstan. SUEZ-Tractebel has filed an appeal with the administrative courts against those claims. SUEZ-Tractebel continues to contest this claim which, based on the advice of legal counsel, it considers unfounded.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or has recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

NOTE - 38.   Subsequent events

38.1	Events Prior to the Date of Issuance (in France) of the Group’s Consolidated Financial Statementsprepared in accordance with IFRS

38.1.1	Buyback of GIE SUEZ Alliance bonds maturing in 2009 and 2010

SUEZ launched a public tender offer to bondholders starting February 15, 2007 and ending February 22, 2007 through its dedicated financing vehicle GIE SUEZ Alliance. The offer was designed to improve the Group’s debt maturity profile and reduce debt.

GIE  SUEZ  Alliance  bought  back  a  portion  of  its  bonds  maturing  in  February  2009  and  June  2010  for  a  total  amount  of  €1.235  billion.

38.1.2	Electrabel squeeze-out

Suez announced on March 8, 2007, its intent to launch a squeeze-out bid on the remaining 1.38% of Electrabel’s share capital not already owned by the Group. The investment amounts to about €450 million.

38.2	Events Subsequent to the Date of Issuance (in France) of the Group’s Consolidated Financial Statements prepared in accordance with IFRS

38.2.1	Sociedad General de Aguas de Barcelona (“AGBAR”)

On April 10, 2007, Suez, La Caixa, and HISUSA (held by Suez Environment at 51% and Caixa Holding at 49%), which jointly own 49.7% of AGBAR, launched a public tender offer on AGBAR’s total outstanding shares that they do not already own. With this offer, Suez and La Caixa, continue their strategy of accompanying AGBAR in its development. The investment amounts to about €350 million.

38.2.2	Gas Natural

Suez announced on May 15, 2007, that it completed the acquisition of an additional 4.55% of Gas Natural’s share capital.  Consequently, Suez’s stake in Gas Natural increased from 5.40% to 9.95%. Suez also announced it entered into an agreement to secure the acquisition of an additional 1.35% stake, provided the Comision Nacional de Energia, Spain’s regulatory body for energy systems, grants its authorization for Suez to raise its stake over 10%. The investment amounts to about €1,026 million.

38.2.3.	Electrabel squeeze-out

Suez received on June 19, 2007 the approval of the Banking, Finance and Insurance Commission (CBFA) for the prospectus relating to the minority buy-out offer by Suez for Electrabel. As a consequence, Suez has launched a minority buy-out offer for the 1.38% shares of Electrabel not already held by Suez.

38.2.4.	Competition and industry concentration

Energy

In order to alleviate the European Commission’s concerns regarding Distrigas’ behaviour in the market for gas supply to industrial clients in Belgium, Distrigas offered, without prejudice to its legal position, certain commitments relating to its future contracting policy in Belgium. The Commission’s DG Competition accepted them informally and is now in the process of assessing them based on a market test.

38.2.5.	Disputes and arbitrations

In addition to the discussion included in Note 37.2:

AEP dispute

On May 22, 2007, the United States Court of Appeals for Second Circuit Court issued its decision. The Appeals Court affirmed the Trial Court's decision regarding (i) enforceability of the agreement, (ii) AEP acting in good faith in dealing with SEMNA and (iii) AEP using substantial efforts to obtain QF certification. The Appeals Court vacated (i) the Trial Court's award of damages for Replacement Products ($ 116.5 million) to AEP and (ii) the Trial Court's denial of damages to AEP under the Termination Payment provisions of the contract and remanded the case to the Trial Court for further proceedings related to the vacated portions of the Trial Court decision. The procedure is ongoing at Trial Court level.

AEP has filed a petition for panel rehearing to the Court of Appeals requesting that the Court restore the $50.7 million capacity award (which is part of the aforementioned vacated award for Replacement Products) against SEMNA in AEP’s favor. The proceedings are suspended at Trial Court level pending the decision of the Court of Appeals in relation to AEP’s petition for rehearing.

Legal Proceedings in Hungary

Since in May 2007 no more meetings were scheduled, Electrabel filed on June 13, 2007 a formal request for arbitration with the International Centre for Settlement of Investment Disputes in Washington.

Queen Mary dispute

The investigation was closed on June 15, 2007 and Endel and four of its employees will be tried in October, 2007.

NOTE - 39. List of the main consolidated companies at December 31, 2006

		% interest		% control		Consolidation method
Company name	Corporate headquarters	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005	Dec. 2006	Dec. 2005

SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Regent, 8 - 1000 Brussels -	98.6	98.6	98.6	98.6	FC	FC
	Belgium
ELIA/ELIA SYSTEM OPERATOR ESO	-Boulevard de l'Empereur 20 - 1000	27.1	27.1	27.5	27.5	EM	EM
	Brussels - Belgium
ELECTRABEL France	Le César - 20 Place Louis Pradel - 69001	98.6	98.6	100.0	100.0	FC	FC
	Lyon - France
ELECTRABEL CUSTOMER	Boulevard du Regent, 8 - 1000 Brussels -	60.0	60.0	95.8	95.8	FC	FC
SOLUTIONS	Belgium
ENERGY EUROPE INVEST	Place du Trône 1 - 1000 Brussels -	98.6	100.0	100.0	100.0	FC	FC
	Belgium
ELECTRABEL NETTEN	Guldensporenpark 52-56 - 9820		98.6		100.0	NC	FC
VLAANDEREN	Merelbeke - Belgium
DUNAMENTI	Erömü ut 2 - 2442 Szazhalombatta -	73.8	73.8	74.8	74.8	FC	FC
	Hungary
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92 - 8025 AZ Zwolle -	98.6	98.6	100.0	100.0	FC	FC
	Netherlands
ELECTRABEL DEUTSCHLAND	FriedrichstaBe 200 - 10117 Berlin -	98.6	98.6	100.0	100.0	FC	FC
AG	Germany
ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16 - 66111	50.3	50.3	51.0	51.0	FC	FC
	Saarbrücken - Germany
ELECTRABEL NEDERLAND	Dr. Stolteweg 92 - 8025 AZ Zwolle -	98.6	98.6	100.0	100.0	FC	FC
SALES BV	Netherlands
POLANIEC	Zawada 26 - 28-230 Polaniec - Poland	98.6	98.6	100.0	100.0	FC	FC
ROSIGNANO ENERGIA SPA	Via Piave N° 6 - Rosignano Maritimo - Italy	98.1	98.1	99.5	99.5	FC	FC
ACEA Electrabel group (a)(b)	Piazzale Ostiense, 2 - 00100 Rome - Italy	40.0	40.0	40.6	40.6	PC	PC
CASTELNOU	Calle General Castanõs 4 - 3a planta -	98.6	98.6	100.0	100.0	FC	FC
	28004 Madrid - Spain
TIRRENO	47, Via Barberini - 00187 Rome - Italy	34.5	34.5	35.0	35.0	PC	PC
POWER SPA
COMPAGNIE NATIONALE DU	2, rue André Bonin	49.3	49.3	47.9	47.9	FC	EM
RHONE (CNR) (c)	- 69004 Lyon - France
SYNATOM	Avenue Ariane 7 - 1200 Brussels -	98.6	98.6	100.0	100.0	FC	FC
	Belgium
SHEM (d)	28, Boulevard Raspail - 75007 Paris -	98.2	78.9	99.6	80.0	FC	FC
	France
DISTRIGAZ	Rue de l'Industrie, 10 - 1000 Brussels -	57.2	57.2	57.2	57.2	FC	FC
	Belgium
DISTRIGAZ & Co	Rue de l'Industrie, 10 - 1000 Brussels -	57.2	57.2	100.0	100.0	FC	FC
	Belgium
FLUXYS	Avenue des Arts, 31 - 1040 Brussels -	57.2	57.2	57.2	57.2	FC	FC
	Belgium
FLUXYS LNG	Rue Guimard 4 - 1040 Brussels - Belgium	60.2	60.2	100.0	100.0	FC	FC

(a)	Ownership interest in the ACEA/Electrabel holding company.
(b)	ALP Energia Italia was included in the accounts of ACEA Electrabel group in 2006.
(c)	See Note 17.
(d)	In 2006, the option on 19.6% of SHEM's capital was exercised before maturity.

						Consolidation
		% interest		% control		method
Company name	Corporate headquarters	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.
		2006	2005	2006	2005	2006	2005

SUEZ ENERGY INTERNATIONAL (SEI)

TRACTEBEL ENERGIA (formerly	Rua Antonio Dib Mussi, 366 Centro -	68.7	68.7	68.7	68.7	FC	FC
GERASUL)	88015-110 Florianopolis - Santa Catarina -
	Brazil
COMPANHIA ENERGETICA	Rua Antonio Dib Mussi, 366 Centro -	68.7	68.7	100.0	100.0	FC	FC
MERIDIONAL	Florianopolis - Santa Catarina - Brazil
ENERSUR	Av. República de Panamá 3490 - San	61.7	61.7	61.7	61.7	FC	FC
	Isidro - Lima 27 - Peru
GLOW (THAILAND)	195 Empire Tower - 38th Floor-park Wing -	69.1	69.1	69.1	69.1	FC	FC
	South Sathorn Road - Yannawa - Sathorn -
	Bangkok 10120 - Thailand
SUEZ LNG FINANCE SA	1st Floor - Chamber of Commerce Building	100.0	100.0	100.0	100.0	FC	FC
	Columbus Circle - Westmoorings Trinidad
	W.I. - Trinidad & Tobago
SUEZ ENERGY RESOURCES	1990 Post Oak Boulevard - Suite 1900	100.0	100.0	100.0	100.0	FC	FC
NORTH AMERICA	Houston - TX 77056-4499 - USA
SUEZ ENERGY MARKETING	1990 Post Oak Boulevard - Suite 1900	100.0	100.0	100.0	100.0	FC	FC
NORTH AMERICA	Houston - TX 77056-4499 - USA
SUEZ ENERGY GENERATION	1990 Post Oak Boulevard - Suite 1900	100.0	100.0	100.0	100.0	FC	FC
NORTH AMERICA	Houston - TX 77056-4499 - USA
SUEZ LNG AMERICA	One Liberty Square - Boston - MA 02109 -	100.0	100.0	100.0	100.0	FC	FC
	USA
HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul -		75.0		75.0	NC	FC
	Korea
COLBUN	Av. Apoquindo 4775, Piso 11, 12 & 13 -		19.0		32.5	NC	EM
	Las Condes - Santiago - Chile
BAYMINA	Ankara Dogal Gaz Santrali - Ankara	95.0	95.0	95.0	95.0	FC	FC
	Eskisehir Yolu 40.Km - Malioy Mevkii -
	06900 Polatki/Ankara - Turkey
TBL ENERGIA DE MONTEREY	Carretera a Villa de Garcia km.9 - C.P.	100.0	100.0	100.0	100.0	FC	FC
	66000 Garcia Nuevo Leon - Mexico

SUEZ ENERGY SERVICES (SES)

ELYO	1, place des degrés 92059 Paris La	100.0	100.0	100.0	100.0	FC	FC
	Défense - France
AXIMA AG	12, Zürcherstrasse - 8401 Winterthur -	100.0	100.0	100.0	100.0	FC	FC
	Switzerland
CPCU	185, Rue de Bercy, 75012 Paris - France	64.4	64.4	64.4	64.4	FC	FC
FABRICOM SA	254 Rue de Gatti de Gamond - 1180	100.0	100.0	100.0	100.0	FC	FC
	Brussels - Belgium
ENDEL	1, place des degrés 92059 Paris La	100.0	100.0	100.0	100.0	FC	FC
	Défense - France
FABRICOM GTI SA	Rue de Gatti de Gamond 254 - 1180	100.0	100.0	100.0	100.0	FC	FC
	Brussels - Belgium
GTI GROUP	Hogeweg 35A - 5301 LJ Zaltbommel -	100.0	100.0	100.0	100.0	FC	FC
	Netherlands
INEO	2 allée Jacques Brel 92247 Malakoff	100.0	100.0	100.0	100.0	FC	FC
	Cedex - France

		% interest		% control		Consolidation
						method
Company name	Corporate headquarters	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.
		2006	2005	2006	2005	2006	2005

SUEZ ENVIRONMENT

SUEZ ENVIRONNEMENT	1, rue d'Astorg 75008 Paris - France	100.0	100.0	100.0	100.0	FC	FC
LYONNAISE DES EAUX France	1, rue d'Astorg 75008 Paris - France	100.0	100.0	100.0	100.0	FC	FC
DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil	100.0	100.0	100.0	100.0	FC	FC
	Malmaison - France
AGBAR	Torre Agbar, Avenida Diagonal, 211 -	25.9	25.5	48.5	48.5	PC	PC
	08018 Barcelona - Spain
SITA HOLDINGS UK LTD	Grenfell road - Maidenhead - Berkshire	100.0	100.0	100.0	100.0	FC	FC
	SL6 1ES - United Kingdom
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999 - Köln -	100.0	100.0	100.0	100.0	FC	FC
	Germany
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis	100.0	100.0	100.0	100.0	FC	FC
	7009, NL - 6801 HA Arnhem -
	Netherlands
SITA France	123, rue des 3 Fontanot 92000 Nanterre -	100.0	100.0	100.0	100.0	FC	FC
	France
SITA SVERIGE AB.	Kungsgardsleden - 26271 Angelholm -	75.0	75.0	75.0	75.0	FC	FC
	Sweden
AGUAS ANDINAS (e)	Avenida Presidente Balmaceda 1398,		7.4		48.5	NC	PC
	Piso - 4 - Santiago - Chile
AGUAS ARGENTINAS	Reconquista 823 - 1003 Buenos Aires -		46.3		39.9	NC	FC
	Argentina
LYDEC	20, boulevard Rachidi - Casablanca -	51.0	51.0	51.0	51.0	FC	FC
	Morocco
UNITED WATER RESOURCES	200 Old Hook Road - Harrington Park	100.0	100.0	100.0	100.0	FC	FC
	New Jersey - USA

(e) Aguas Andinas is consolidated within the Agbar group from 2006.

		% interest		% control		Consolidation
						method
Company name	Corporate headquarters	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.
		2006	2005	2006	2005	2006	2005

OTHER

SUEZ SA	16 Rue de la Ville L'Evêque - 75008 Paris -	100.0	100.0	100.0	100.0	FC	FC
	France
SUEZ-TRACTEBEL	Place du Trône 1 - 1000 - Brussels -	100.0	100.0	100.0	100.0	FC	FC
	Belgium
GIE - SUEZ ALLIANCE	16, rue de la Ville l'Evêque - 75383 Paris	100.0	100.0	100.0	100.0	FC	FC
	Cedex 08 - France
SUEZ FINANCE SA	16, rue de la Ville l'Evêque - 75383 Paris	100.0	100.0	100.0	100.0	FC	FC
	Cedex 08 - France
GENFINA	Place du Trône 1 - 1000 - Brussels -	100.0	100.0	100.0	100.0	FC	FC
	Belgium
SI FINANCES	68, Rue du Faubourg Saint-Honoré -	100.0	100.0	100.0	100.0	FC	FC
	75008 Paris - France

FC: Full consolidation (subsidiary)
PC: Proportionate consolidation (joint venture)
EM: Equity Method (associates)
NC: Not consolidated

NOTE - 40.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP

The accompanying consolidated financial statements for the year ended December 31, 2006 have been prepared in accordance with the International Financial Reporting Standards published by the International Accounting Standards Board (IASB) as adopted by the European Union at that date as described in Note 1.

Those standards differ in certain significant respects from those used in the United States of America (“U.S. GAAP”). These differences are described below and the effects are presented in the reconciliations of shareholders’ equity and net income contained in Note 41.

40.1	Differences in accounting for business combinations under IFRS and U.S. GAAP

40.1.1	Business Combinations Carried Out Prior to January 1, 2004

The Group elected to use the exemption not to apply IFRS 3, “Business Combinations”, to business combinations that took place before January 1, 2004, the Transition date, as allowed under IFRS 1, “First-Time Adoption of International Financial Reporting Standards”. In addition, in the absence of specific provisions, the Group has retained under IFRS the accounting treatment adopted under French GAAP for minority interest acquired. The difference between the acquisition price and the Group’s carrying value of the minority interest acquired is recorded as goodwill. Therefore, the first-time adoption of IFRS has not resulted in any material changes to the accounting methods previously applied by the Group under French GAAP (the basis of accounting used by the Company in preparing its primary financial statements prior to January 1, 2004) except :

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

Lastly, minority interest was recorded at the current fair value at the date an incremental interest was purchased, rather than the historical carrying value as required under U.S. GAAP.

The major business combinations, which were financed through shares of the parent company are as follows:

•	in 1998, the Group purchased an additional 36.03% of SGB through the issuance of 126,981,790 shares (€30.92 per share) and guaranteed value certificates;

•
in 1999, the Group purchased an additional 48.58% of Tractebel, which led to the issuance of 206,372,355 shares of Suez common stock and the payment in cash of €630.7 million. Following the offer, the Group owns 97.9% of Tractebel shares;

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

On January 1, 2002, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, for U.S. GAAP purposes. Subsequent to the date of adopting SFAS No. 142, goodwill, including goodwill on equity method investments, is no longer subject to amortization for U.S. GAAP purposes but is instead tested at least annually for impairment. Accordingly, goodwill amortization recorded under French GAAP from January 1, 2002 through December 31, 2003 has been eliminated for U.S. GAAP purposes.

Historically, goodwill impairment losses were recorded under U.S. GAAP due to differences in the carrying amount of goodwill as explained above.

Negative goodwill

Under IFRS 3, “Business Combinations”, the excess fair value of identifiable assets and liabilities acquired over the acquisition cost has been recognized immediately in profit or loss. Under U.S. GAAP, SFAS No. 141, “Business Combinations”, the excess fair value of the identifiable assets and liabilities acquired over the purchase price has been allocated to reduce the carrying amounts of non-financial long-term assets.

This difference mainly relates to the acquisition in November 1998 of Tractebel Energia, a Brazilian energy company.

A reconciling item is required for the resulting difference in the amount of depreciation recorded.

40.1.2	Business Combinations Carried Out After January 1, 2004

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

The most significant acquisition of minority interest carried out after January 1, 2004 was the acquisition in 2005 of Electrabel shares not already owned by the Group (49%). The purchase price allocation related to this step-up acquisition was finalized in 2006.

Combinations financed through shares of the parent company

Under IFRS, the cost of an acquisition or combination has been determined based on the market price of Suez shares at the date on which Suez effectively obtains control of the acquiree. In general, that date was deemed to be the date of their physical exchange.

Under U.S. GAAP, in compliance with SFAS No. 141 and Emerging Issues Task Force (“EITF”) Issue 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” the fair value of Suez shares issued as consideration was based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition were agreed to and announced.

40.1.3	Summarized Impact of Adjustments Relating to Business Combinations

The impact of these differences in accounting for business combinations under IFRS and U.S. GAAP on certain balance sheet items is summarized in the table below:

	Business combinations	Business combinations
	carried out prior to	carried out after
	January 1, 2004	January 1, 2004
2006
Intangible assets, net	240.4	900.2
Goodwill	3,703.4	(3,466.0)
Property, plant and equipment, net	759.4	2,302.3
Other assets	1,197.2	1,333.9
Total assets	5,900.4	1,070.4

Shareholders' equity (1)	5,300.4	(235.3)
Minority interests	18.7	(0.2)
Borrowings	0.0	3.4
Provisions	211.0	201.8
Other liabilities	370.3	1,100.7
Total Equity and Liabilities	5,900.4	1,070.4

2005
Intangible assets, net	276.4	174.4
Goodwill	3,681.3	20.2
Property, plant and equipment, net	829.7	7.6
Other assets	1,450.4	30.5
Total assets	6,237.8	232.7

Shareholders' equity (1)	5,594.2	180.1
Minority interests	12.3	(61.6)
Borrowings	0.7	11.7
Provisions	228.7	0.0
Other liabilities	401.9	102.5
Total Equity and Liabilities	6,237.8	232.7

2004
Intangible assets, net	284.4	0.0
Goodwill	4,095.0	(75.8)
Property, plant and equipment, net	838.9	108.6
Other assets	1,313.7	18.4
Total assets	6,532.0	51.2

Shareholders' equity (1)	6,016.8	5.1
Minority interests	(238.1)	9.2
Borrowings	19.8	0.0
Provisions	246.9	0.0
Other liabilities	486.6	36.9
Total Equity and Liabilities	6,532.0	51.2

(1) Figures in this table are presented net of deferred tax. Figures in Note 41 are presented gross of deferred tax.

Property, plant and equipment and intangible assets are amortized respectively over an average period of 20-40 years and 40 years, respectively.

40.2	Items impacting net income/(loss) and shareholders’ equity under U.S. GAAP other than business combinations

40.2.1	Income Taxes

Suez has certain tax-free reserves which derive from previous capital gains on assets sold. These tax-free reserves become taxable upon liquidation, distribution, transfer to another account or the decision to reverse the reserves and utilize them against current year losses or loss carry-forwards about to expire. Under IFRS, no tax liability is recorded.

Under U.S. GAAP, a deferred tax liability should be recorded for the entire balance of the tax-free reserves at the applicable current rate.

The income tax effects resulting from U.S. GAAP adjustments are reported on a separate line in the reconciliation.

40.2.2	Pension Obligations

In 2006, in accordance with the new provisions of IAS 19 “Employee Benefits” (as revised in 2004), Suez elected to recognize all actuarial gains and losses resulting from changes in actuarial assumptions or experience adjustments directly in equity in a statement of recognized income and expense (“SORIE”) for all fiscal years presented.

Effective December 31, 2006, Suez adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, for U.S. GAAP purposes. This statement requires recognition of the funded status of pension and other postretirement benefit plans in the plan sponsor’s balance sheet. Due to the adoption of SFAS No. 158, all actuarial gains and losses, past service costs and transition obligations were recognized as of December 31, 2006 in the balance sheet, as a component of accumulated other comprehensive income, net of deferred tax.

The impact of adopting SFAS No. 158 is as follows:

Intangible assets (pension)	(4)
Reimbursement rights	168
Investments in associates	(79)
Total Assets	85

Pension liabilities	422
Accumulated other comprehensive income	(249)
Deferred income taxes	(88)
Total Liabilities	85

Under IFRS, the accumulated amounts of actuarial gains and losses recognized in SORIE are not subsequently recognized in the income statement, and past service cost is expensed on a straight-line basis over the average period until the benefits become vested.

Under U.S. GAAP, subsequent to the adoption of SFAS No. 158, amounts recognized in other comprehensive income are subsequently recognized as a component of net periodic benefit cost pursuant to the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits other Than Pensions”, in a similar manner as prior to the adoption of SFAS No. 158 with actuarial gains and losses recognized over the expected average remaining working lives of the employees following the "corridor" method and prior service costs recognized over the employees’ expected future periods of service.

Under U.S. GAAP, prior to the adoption of SFAS No. 158, an additional minimum pension liability was required, in accordance with SFAS No. 87, if an unfunded accumulated benefit obligation existed and an asset had been recognized as prepaid pension cost or if the liability already recognized as unfunded accrued pension cost was less than the unfunded accumulated benefit obligation. Under IFRS, there was no requirement to record a minimum pension liability.

As a result of the above, the amount of unrecognized items, the amounts of prepaid or accrued pension cost in the balance sheet as well as those of any actuarial gains or losses recognized through the income statement differ under U.S. GAAP and IFRS.

Further, under U.S. GAAP, the Group accounts for multi-employer pension schemes as defined contribution plans, pursuant to SFAS No. 87 provisions, with no liability recognized in the balance sheet, when, under IFRS, where a multiemployer plan is a defined benefit plan, the Group accounts for its proportionate share of the defined benefit obligation as a liability, when sufficient information is available, as required by IAS 19.

40.2.3.	Share –Based Payments

Under IFRS, compensation cost relating to share-based payment transactions (including the grant of shares or share options to employees) which occurred after November 7, 2002 and have not vested as of January 1, 2005 is accounted for under IFRS 2, “Share-Based Payment”, which requires that stock-based compensation costs be measured based on the estimated fair value of the transaction, and expense recognized over the options' vesting period. No compensation expense was recorded under IFRS for share-based payments granted prior to November 8, 2002.

Prior to January 1, 2006, Suez accounted for share-based payments in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as allowed by SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, stock-based compensation costs were measured based on the intrinsic value of the options or other share-purchase rights (i.e. the excess of the market price of the underlying common stock at the date of grant over the exercise price of the option or other share-purchase rights) – instead of the fair value – and expense recognized over the options' vesting period.

Effective January 1, 2006, Suez adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The pro forma disclosure option provided by SFAS No. 123 is no longer an alternative.

Suez has adopted the requirements of SFAS No. 123(R) effective January 1, 2006 using the ‘‘modified prospective’’ method as described in SFAS No. 123(R). Under this method, compensation cost is recognized using the fair value method for all share-based payments granted on or after January 1, 2006, as well as for any awards, or portion thereof, that were granted and unvested prior to this date. For those awards granted prior to January 1, 2006, compensation cost is recognized under the provisions of SFAS No. 123(R) using the same estimate of the grant-date fair value used previously under SFAS No. 123 for pro forma disclosure purposes.

The adoption of SFAS No. 123(R) resulted in the absence of a U.S. GAAP adjustment for the year ended December 31, 2006 since options granted prior to November 7, 2002 for which a compensation cost would be recognized under U.S. GAAP, but not under IFRS, were fully vested prior to January 1, 2006. For stock-based awards granted in 2002 and 2003, the differences resulting from valuation models (binomial under IFRS, and Black and Scholes under U.S. GAAP) were not material. As of 2004, stock-based awards were valued using the binomial option pricing model both under IFRS and U.S. GAAP.

40.2.4	Derivative Instruments

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

Beginning January 1, 2001, for purpose of the U.S. GAAP reconciliation, the Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and the corresponding amendments (SFAS No. 137, SFAS No. 138 and SFAS No. 149). Under SFAS No. 133, all derivatives (including certain derivative instruments embedded in other contracts), whether designated in hedging relationships, as detailed below, or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows or net investments. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income or OCI), then recognized in earnings along with the related effects of the hedged items. Changes in fair value of any ineffective portion of cash flow hedges are reported in earnings when they occur. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings as they occur. For derivative instruments designated as a hedge of a foreign currency risk in a net investment in a foreign operation, gains and losses due to the fluctuations in market rates are recorded in Other Comprehensive Income. Several of these contracts do not presently qualify as derivatives under SFAS No. 133 because of limitations on the possibility for net settlement or prohibitive costs to cash settle due to illiquidity in the related markets. In addition, certain commodity contracts that would otherwise have been considered derivatives qualify for the normal purchases and sales exception and therefore are not accounted for as derivatives. On a quarterly basis, the Group assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods.

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

b) Derivatives financial instruments after the adoption of IAS 32/39

Scope of contracts considered as financial derivative instruments: Normal purchases and normal sales exemption

Commodity contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business are scoped out of SFAS No. 133, and the corresponding amendments (SFAS No. 138 and SFAS No. 149). Under IFRS, a similar exemption exists, since commodity contracts entered into and that continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements are scoped out of IAS 39. However, differences between U.S. GAAP and IFRS arise in the scope of contracts considered “normal” purchases or “normal” sales, due to the following factors:

•
Under U.S. GAAP, as confirmed by Derivatives Implementation Guidance (“DIG”) C12, the normal purchase and normal sale is elective. The Group has therefore qualified under U.S. GAAP certain of its power sales contracts as derivatives instruments while the same contracts have been documented as “normal” sales under IFRS.

•
Under U.S. GAAP (as specified under DIG C10, C15 and C16) freestanding option contracts and forward contracts that contain optionality features that modify the quantity of the asset to be delivered under the contract cannot be considered as “normal” purchases or “normal” sales, with the exception of certain categories of power purchase or sale agreements, and of contracts under which the option component permits the holder only to purchase or sell additional quantities at the market price at the date of delivery. Under IFRS, eligibility to apply the normal purchases and sales exception is not explicitly prohibited for contracts that contain a purchased option component (only written options are not eligible for the normal purchases and normal sales exception). The Group’s interpretation of paragraph 7 of IAS 39 is that purchased options or forward contracts with embedded optionality features that modify the quantity of the asset to be delivered under the contract that are not - in substance - equivalent to written options can be considered as normal purchases and sales. These contracts may however contain embedded derivative instruments.

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

Scope of contracts considered as embedded foreign exchange derivatives

As prescribed in paragraph AG33 (d) of IAS 39, an embedded foreign currency derivative in a host contract that is not a financial instrument (such as a contract for the purchase or sale of a non-financial item where the price is denominated in a foreign currency) is considered closely related to the host contract when it is denominated in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place. As a consequence, such embedded foreign currency derivative does not qualify as a derivative under IFRS. Under U.S. GAAP, the existence of such terms may require the embedded feature to be accounted for as a derivative.

Definition of a financial derivative – One or more notional amounts

Under U.S. GAAP, a derivative instrument (including an embedded derivative) is a contract that has one or more underlyings and one or more notional amounts or payment provisions or both. Under the IFRS definition of a financial derivative instrument, there is no specific requirement for the existence of a notional amount. Accordingly, certain contracts of the Group qualified as derivatives under IFRS but not for U.S. GAAP.

First time adoption and hedging transactions

Upon the initial adoption of IAS 39 on January 1, 2005, gains and losses attributable to derivatives qualifying as hedges under the Group’s previous accounting standards and hedging the variability of future cash flows probable to occur, even if not highly probable, were recognized directly as a separate component within shareholders’ equity. Gains and losses on other hedges that did not qualify for cash flow hedges under IAS 39 were recognized as retained earnings. Under U.S. GAAP, gains and losses on derivatives that do not qualify as cash flow hedges under SFAS No. 133, or that were not properly documented as cash flow hedges, were previously recognized in the income statement as they occurred and thereby included in retained earnings as of January 1, 2005.

Gains and losses initially recognized within shareholders’ equity for IFRS purposes are reclassified to the income statement when the forecasted transaction (i) results in the recognition of a financial asset or liability, (ii) results in a profit or loss or (iii) is no longer expected to occur.

Consequently, the amounts recognized under IFRS within shareholders’ equity at January 1, 2005 differed from the amount recognized under U.S. GAAP within other comprehensive income as of that date and the amounts reclassified from equity to earnings during 2005 and 2006 differed under IFRS and U.S. GAAP.

40.2.5	Marketable Securities

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

Available-for-sale and trading investments are recorded at fair value with unrealized gains and losses related to available–for-sale investments recorded as a component of equity in accumulated other comprehensive income/loss. Unrealized gains and losses on trading investments are recognized currently in the income statement. Unrealized losses on available-for-sale investments that are other than temporary are charged to income and result in a new cost basis as the write-down is considered permanent.

Under U.S. GAAP, the Group applies Accounting Principles Board Opinion (APB) No. 18, “The Equity Method of Accounting for Investments in Common Stock” and records non-listed equity securities at their historical costs adjusted for other-than-temporary impairments. In addition, the methodology used to determine market value for French GAAP purposes differed from that used for U.S. GAAP.

Effect of the adoption of IAS 39 on marketable securities

The Group adopted IAS 39 as of January 1, 2005.

Under IAS 39, non-listed equity investments classified as available-for-sale are recorded at fair market value, if they can be reliably measured. Changes in fair-value are recorded directly in equity except when an impairment test leads to identify a fair value that is lower than the historical acquisition cost and that this decline in fair value is deemed to be significant and prolonged. In this latter case, the impairment loss is recognized in the income statement. Under U.S. GAAP, the Group continues to record non-listed securities at their historical cost adjusted for other-than-temporary impairments.

40.2.6	Property, Plant and Equipment

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

Asset Retirement Obligations

Under IAS 16, “Property, Plant and Equipment”, the value at which an asset is measured at recognition includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present, legal or implicit obligation to dismantle or restore the item. The amount recognized in assets for dismantling costs is recorded as a liability at fair value in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. The discount rate inherent in the fair value calculation is reviewed and adjusted to the current rate at each balance sheet date.

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

Under U.S. GAAP, SFAS No.143, “Accounting for Asset Retirement Obligations”, requires that an entity recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred (a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) the normal operation of a long-lived asset) if a reasonable estimate of fair value can be made.

Under SFAS No. 143, the interest rate used to measure the changes in the liability (and consequently the corresponding cost of dismantling) for an asset retirement obligation due to passage of time shall be the credit-adjusted risk-free rate that existed when the liability was initially measured (historical rate). This interest rate is not updated at each balance sheet date thereafter.

40.2.7	Lease Arrangements

Sale and leaseback arrangements

In 2002, the Group entered into sale-leaseback arrangements of buildings and leaseholds. Those leases have been recorded as operating leases under IAS 17, “Leases”. Under IAS 17, the gain corresponding to the disposal of an asset recorded as operating leaseback is not deferred if specific conditions are met particularly if the transaction encompassed a selling price and rental payments that correspond to the market conditions at the time of the transaction. Under IFRS, the Group has immediately recognized the gains relating to operating sale and leaseback transaction as the transactions were realized at fair value.

U.S. GAAP, SFAS No. 13, “Accounting for Leases”, requires the deferral of any gain or loss resulting from a sale-leaseback transaction with a lease classified as an operating lease except for the portion of the gain that is larger than the present value of the lease payments to be made. These deferred amounts are then amortized in proportion to the rental payments over the period of time that the asset is expected to be used. For U.S. GAAP purposes, the Group is amortizing these gains over the terms of the respective lease agreements, which range from 9 to 25 years.

40.2.8	Concession Contracts

Under IFRS, as outlined in Note 1.IV.F to our Consolidated Financial Statements, the Group has adopted the provisions of IFRIC 12, “Service Concession Arrangements” issued November 30, 2006, which is applicable for annual periods beginning on or after January 1, 2008. As allowed by the interpretation, the Group has chosen to early adopt the provisions of IFRIC 12 effective January 1, 2006. This decision has no impact on our Consolidated Financial Statements since the methods used by the Group in 2004 and 2005 comply with the final IFRIC interpretation. The majority of the Group’s concession contracts are accounted for under the intangible asset model, which is applicable when the operator receives a right to charge users. For the remainder of its concession contracts, the Group has received an unconditional right to receive cash from the grantor, which therefore is accounted for under the financial asset model.

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

40.2.9	Impairment of Long-lived Assets

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

40.2.10	Revenue Recognition

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

40.2.11	Scope of Consolidation

Electrabel

In 2002, the Group owned 45.32% of Electrabel, which was consolidated under French GAAP because the Group exercised effective control by casting the majority of the votes at the three shareholders meetings prior to December 31, 2002. This indicator of effective control was not sufficient to allow consolidation under U.S. GAAP, so Electrabel was accounted for under the equity method under U.S. GAAP in 2002. As a result of this difference in method, the profit component of certain inter-company transactions between Electrabel and the Group that had been completely eliminated using full consolidation under French GAAP were recognized in part under the equity method for U.S. GAAP. This adjustment also reduced U.S. GAAP net income in the years when the total income was recognized through an external sale in French GAAP for the portion of that income previously recognized under the equity method in U.S. GAAP.

In 2003, the Group increased its voting interest in Electrabel to 50.12% . Accordingly, Electrabel has been fully consolidated since January 1, 2003 for U.S. GAAP purposes.

Accounting for investments in jointly controlled entities

In accordance with IAS 31, "Interest in Joint Ventures", the Group has elected to account investments in jointly controlled entities under the proportionate consolidation method.

For U.S. GAAP purposes, investments in jointly controlled entities are accounted for under the equity method.

This difference in accounting policy has no effect on net income or shareholders’ equity. However, application of the equity method decreases net sales by €3,766.4 million, €3,381.1 million and €3,103.5 million, for 2006, 2005 and 2004, respectively, and income from operating activities by €543.0 million, €549.6 million and €474.8 million for 2006, 2005 and 2004, respectively.

FASB Interpretation No. 46 Revised (FIN 46R), Consolidation of Variable Interest Entities

Under U.S. GAAP, FIN 46R addresses the identification and consolidation of variable interest entities (“VIEs”), which are entities that are not controllable through voting interests or in which the entity’s equity investors do not bear the residual economic risks and rewards in proportion to voting rights. FIN 46R requires consolidation of a VIE by the enterprise that has a majority of risks and rewards of ownership, commonly referred to as the primary beneficiary. Prior to January 2004, the Group applied FIN 46R to all special purpose entities and all other variable interest entities created subsequent to January 31, 2003 with no significant impact on the Group’s consolidated financial statements.

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

During 2005, these scope of consolidation differences were eliminated due to significant changes in the Group’s share ownership of each VIE. There was an increase in ownership in the first VIE resulting in full consolidation under both U.S. GAAP and IFRS as of January 2005 and a reduction of ownership in the other VIE resulting in equity-method accounting for both U.S. GAAP and IFRS as of June 2005.

40.2.12	Gains/Losses on Sale of Certain Investments

Under IFRS, the basis in securities held by the Group of consolidated subsidiaries and equity method investments (i.e., the basis in the investment) is determined by adding or deducting the accumulated earnings or losses, as determined under IFRS, less any dividends. In the same calculation under U.S. GAAP, the accumulated earnings or losses are measured using amounts determined using U.S. GAAP which, in some instances, differs from the basis of the investments determined under IFRS. Because the basis in the investments can be different under IFRS and U.S. GAAP, any gains or losses realized when a portion of the investment is sold would likewise differ.

Additionally, as allowed under IFRS 1, the Group has elected to transfer cumulative translation adjustments at January 1, 2004 to “Consolidated reserves” in equity. Such a transfer was not recorded for U.S. GAAP purposes. As a result, this reclassification created a reconciling item for U.S. GAAP purposes that will only reverse when the corresponding subsidiaries are sold.

The adjustment to gains / losses on sale of investments represents the effect of these differences. The most significant differences relate to the exit from the water business in Argentina, the sale of Brazilian activities and the sale of Hanjin City Gas in 2006, the initial public offering of Tractebel Energia and Elia and the sale of the remaining stake in Northumbrian Water Group in 2005, and to the partial sale of M6 in 2004.

40.2.13	Assignment of Litigious Receivables

On September 5, 2005, SUEZ sold, without recourse, to a financial institution litigious receivables due from the French State for a firm and definitive price of €995.4 million.

Under IFRS, the impacts of this sale were recognized in the 2005 consolidated financial statements as (i) SUEZ has no commitments to reimburse the sale price, (ii) the triggering of the commonly granted warranties given by SUEZ is deemed to be improbable and (iii) the Group no longer has any active involvement in the recovery procedures. As the assigned receivables relate to tax previously paid by the Group and previously recorded as a deduction from equity, the corresponding sale price has been recorded as an increase in equity.

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

This analysis has been maintained for the fiscal year 2006 as no event has occurred that would require reconsidering this adjustment.

40.2.14	Presentation of Consolidated Financial Statements

In addition to the adjustments between IFRS and U.S. GAAP identified above and the scope of consolidation reclassification described in Note 40.2.11, the most significant reporting and presentation practices followed by the Group that differ between IFRS and U.S. GAAP with respect to the balance sheet are described in the following paragraphs:

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

•
note 1.IV.J.2. describes the Group’s accounting treatment under IFRS related to put options on the share of its subsidiaries. The Group records the redemption value of the put as debt in the IFRS balance sheet in the line item ‘Other financial liabilities’ by reclassifying the carrying value of the underlying minority interests and recording goodwill in an amount equal to the difference between the carrying value of minority interests previously reclassified and the value of the debt.

Under U.S. GAAP, written put options that require the Group to physically settle the commitment if exercised by the holder are recognized as liabilities on the balance sheet, at the fair value of these instruments and marked to market through earnings. The financial liability recorded under IFRS and the related adjustments to minority interest and goodwill described above are eliminated for U.S. GAAP purposes.

•
bond redemption premiums and discounts are presented on a net basis as a component of borrowings in balance under IFRS, while such amounts are presented on a gross basis as other assets and liabilities under U.S. GAAP.

The most significant reporting and presentation practices followed by the Group that differ between IFRS and U.S. GAAP with respect to the income statement are described in the following paragraphs:

•
the unrealized gains or losses on commodity derivatives that do not qualify as hedges (and are not entered into as part of proprietary trading activities) and the ineffective portion of hedges, are shown net as “Mark-to-market on commodity contracts other than trading instruments” in the IFRS income statement. Under U.S. GAAP these unrealized gains and losses are classified within revenues or cost of sales depending on the nature of the underlying transaction. Accordingly, these changes in fair value of commodity derivatives recorded in accordance with IFRS have been reclassified for U.S. GAAP, which has resulted in a increase of revenues by €114.1 million in 2006 and a decrease in revenues by €243.7 million in 2005.

•
sales of shares of equity method investees of €313.4 million and €963.8 million during 2006 and 2005, respectively (not applicable for 2004), recorded within “Disposals of assets, net” for IFRS have been reclassified to “Share in net income of associates” for U.S. GAAP purposes.

•
net income/(loss) from discontinued operations" for IFRS of €716.4 million has been reclassified to “Share in income/(loss) of associates” during 2004 for U.S. GAAP purposes. These companies were consolidated under proportionate method under IFRS and accounted for according to the equity method investment under U.S. GAAP.

•
gains (losses) on sale of non-consolidated investments of €425.5 million, €117.3 million and €70.8 million during 2006, 2005 and 2004, respectively, recorded within “Income from operating activities” (within “Disposals of assets, net”) have been classified as non-operating activities for U.S. GAAP purposes.

•
the accretion of interest expense relating to discounted provisions (i.e. dismantling, nuclear waste reprocessing, site restoration, and pension and other retirement obligations) have been recorded within “Financial expenses” under IFRS while the related expense has been recorded within the respective expense amount within “Income from operating activities” for U.S. GAAP purposes (€337.6 million, €321.1 million and €328.8 million in 2006, 2005 and 2004, respectively).

•
the subtotal of “Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net” is not presented in accordance with U.S. GAAP and, accordingly, has been excluded from the condensed U.S. GAAP consolidated income statement information.

NOTE - 41.  RECONCILIATION OF IFRS TO U.S. GAAP AND PRESENTATION OF CONDENSED FINANCIAL INFORMATION

41.1	Reconciliation of Net Income/(Loss), net of minority interests

	For the years ended December 31,
(in millions of €)	2006	2005	2004

Net Income/(Loss) as Reported in the Consolidated Income Statements Reference indicates section of Note 40 where adjustment is discussed	3,606.3	2,512.7	1,696.4
1.1 Business Combinations carried out prior to January 1, 2004	(111.6)	(85.6)	(147.3)
1.2 Business Combinations carried out after January 1, 2004	(462.1)	(35.8)	12.2
2.1 Income Taxes	(10.7)	(0.6)	(14.3)
2.2 Pension Obligations	35.2	(2.3)	(126.2)
2.3 Share-Based Payments and Treasury Stock	-	(51.7)	(26.1)
2.4 Derivative Instruments	(33.6)	255.2	(378.5)
2.5 Marketable Securities	(26.2)	74.5	(27.5)
2.6 Property, Plant and Equipment	(94.8)	(65.2)	(7.7)
2.7 Lease Arrangements	10.6	9.4	24.3
2.8 Concession Contracts	20.2	(70.5)	(17.8)
2.9 Impairment of Long-lived Assets	67.8	(26.2)	8.1
2.10 Revenue Recognition	-	(99.4)	5.2
2.11 Scope of Consolidation	-	-	(0.2)
2.12 Gains/Losses on Sale of Certain Investments	(392.3)	(526.0)	(87.5)
2.13 Assignment of Litigious Receivables	-	-	-
Other Items	(21.5)	(131.1)	(44.2)
Total U.S. GAAP Adjustments Before Tax Effect	(1,019.0)	(755.4)	(827.8)
Tax Effect of the above adjustments	95.7	0.1	284.3
U.S. GAAP Net Income/(Loss)	2,683.0	1,757.5	1,152.9

Condensed U.S. GAAP Consolidated Income Statement Information

	For the years ended December 31,
(in millions of €)	2006	2005	2004

Revenues	40,559.0	37,368.3	34,902.2
Income from operating activities	3,141.4	1,714.9	2,426.3
Minority interests	454.1	854.6	1,121.9
Net Income from continuing operations	2,683.0	1,757.5	1,152.9
Net Income	2,683.0	1,757.5	1,152.9

41.2	U.S. GAAP Earnings per Share

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include potential common shares with a dilutive effect. Potential common shares include stock options, warrants, and convertible securities issued by the company on its own stock.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 prepared in accordance with U.S. GAAP are as follows:

	For the years ended December 31,
(in millions of €, except share and per share amounts)	2006	2005	2004

Numerator (income):
Numerator for basic earnings per share-net income available to common stockholders	2,683.0	1,757.5	1,152.9
Effect of dilutive securities:
-Elimination of interest on convertible bonds	-	6.8	9.8
Numerator for diluted earnings per share-net income available to common stockholders after considering potentially dilutive common shares	2,683.0	1,764.3	1,162.7

Denominator (number of shares):
Denominator for basic earnings per share-weighted average shares outstanding during the year	1,261,287,823	1,053,241,249	995,133,046
Effect of dilutive securities:
-Stock subscription and purchase plans reserved for employees	14,583,368	5,980,714	1,980,566
-Convertible bonds	-	6,675,877	13,538,405
-Bonus share plan reserved for employees	345,828	-	-
Dilutive potential common shares	14,929,196	12,656,591	15,518,971
Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions	1,276,217,019	1,065,897,840	1,010,652,017

Earnings per share:
Basic	2.13	1.67	1.16
Diluted	2.10	1.66	1.15

41.3	Shareholders’ Equity (net of minority interests)

(in millions of €)	2006	2005	2004

Shareholders' Equity (net of minority interests) as reported in the historical Consolidated Balance Sheets	19,503.8	16,511.4	7,837.5
Impact of IFRS change in accounting method - IAS 19 "SORIE"	-	(255.5)	(63.7)
Restated Shareholders' Equity (net of minority interests) as reported in the Consolidated Balance Sheets	19,503.8	16,255.9	7,773.8
Reference indicates section of Note 40 where adjustment is discussed
1.1 Business Combinations carried out prior to January 1, 2004	5,642.9	5,960.0	6,490.7
1.2 Business Combinations carried out after January 1, 2004	865.7	314.7	42.0
2.1 Income Taxes	(181.4)	(167.5)	(92.3)
2.2 Pension Obligations	219.1	392.4	272.6
2.3 Share-Based Payments and Treasury Stock	-	-	3.3
2.4 Derivative Instruments	112.5	43.1	(443.8)
2.5 Marketable Securities	(593.5)	(516.0)	425.6
2.6 Property, Plant and Equipment	(42.8)	52.5	76.4
2.7 Lease Arrangements	(46.6)	(57.2)	(66.5)
2.8 Concession Contracts	423.6	370.9	479.4
2.9 Impairment of Long-lived Assets	272.2	162.1	163.9
2.10 Revenue Recognition	-	-	91.0
2.11 Scope of Consolidation	143.0	142.6	142.2
2.12 Gains/Losses on Sale of Certain Investments	-	-	(24.2)
2.13 Assignment of Litigious Receivables	(995.4)	(995.4)	-
Other Items	(1.9)	23.8	180.5
Total U.S. GAAP Adjustments Before Tax Effect	5,817.4	5,726.0	7,740.8
Tax Effect of the above adjustments	(1,636.8)	(606.1)	(522.1)
U.S. GAAP Shareholders' Equity	23,684.4	21,375.8	14,992.5

41.4	Condensed U.S. GAAP Balance Sheet Information

	As of December 31, 2006
(in millions of €)	IFRS	Effect for Scope of Consolidation (a)	Effect of U.S. GAAP Adjustments (b)	U.S. GAAP

Non-current assets
Intangible assets, net	3,488.1	(891.6)	(225.7)	2,370.8
Goodwill	13,404.6	(672.2)	511.4	13,243.8
Property, plant and equipment	21,002.8	(3,415.8)	5,271.4	22,858.4
Marketable securities and other financial assets	6,000.7	(461.7)	(883.9)	4,655.1
Investments in associates	1,259.7	2,573.7	1,733.4	5,566.8
Other non-current assets and deferred taxes	1,649.8	(179.2)	(630.0)	840.6
Total non-current assets	46,805.7	(3,046.8)	5,776.6	49,535.5

Current assets
Trade and other receivables	10,412.2	(932.5)	-	9,479.7
Inventories	1,483.4	(75.3)	(0.3)	1,407.8
Other current assets and deferred taxes	2,336.6	(253.3)	569.5	2,652.8
Marketable securities and other financial assets	4,450.4	237.4	64.8	4,752.6
Cash and cash equivalents	7,946.3	(392.3)	0.2	7,554.2
Total current assets	26,628.9	(1,416.0)	634.2	25,847.1
Total assets	73,434.6	(4,462.8)	6,410.8	75,382.6

Shareholders' equity	19,503.8	138.0	4,042.6	23,684.4
Minority interests	3,060.0	(601.0)	(170.9)	2,288.1

Non-current liabilities
Provisions	8,419.7	(72.8)	(41.5)	8,305.4
Long-term borrowings	13,000.6	(1,750.5)	(193.1)	11,057.0
Other financial liabilities	1,179.2	5.7	(10.0)	1,174.9
Other non-current liabilities and deferred taxes	2,361.8	(351.7)	1,944.2	3,954.3
Total non-current liabilities	24,961.3	(2,169.3)	1,699.6	24,491.6

Current liabilities
Provisions	1,366.1	(66.4)	(51.9)	1,247.8
Short-term borrowings	6,678.5	19.6	3.6	6,701.7
Other financial liabilities	12,578.9	(996.3)	(659.5)	10,923.1
Other current liabilities and deferred taxes	5,286.0	(787.4)	1,547.3	6,045.9
Total current liabilities	25,909.5	(1,830.5)	839.5	24,918.5
Total liabilities and shareholders' equity	73,434.6	(4,462.8)	6,410.8	75,382.6

(a) To present effect of changes in scope of consolidation (see Note 40.2.11).
(b) To present adjustments between IFRS and U.S. GAAP.

Condensed U.S. GAAP Balance Sheet Information (continued)

	As of December 31, 2005
(in millions of €)	IFRS	Effect for Scope of Consolidation (a)	Effect of U.S. GAAP Adjustments (b)	U.S. GAAP

Non-current assets
Intangible assets, net	3,453.5	(966.5)	(760.3)	1,726.7
Goodwill	13,033.2	(412.9)	3,930.8	16,551.1
Property, plant and equipment	20,212.4	(3,191.4)	2,978.6	19,999.6
Marketable securities and other financial assets	7,257.6	(192.9)	(936.6)	6,128.1
Investments in associates	3,154.9	2,701.6	998.1	6,854.6
Other non-current assets and deferred taxes	2,911.6	(161.5)	(424.3)	2,325.8
Total non-current assets	50,023.2	(2,223.6)	5,786.3	53,585.9

Current assets
Trade and other receivables	10,394.7	(900.7)	(4.7)	9,489.3
Inventories	1,344.8	(69.4)	(7.3)	1,268.1
Other current assets and deferred taxes	2,693.1	(255.9)	94.8	2,532.0
Marketable securities and other financial assets	5,612.9	42.7	121.7	5,777.3
Cash and cash equivalents	10,374.4	(418.8)	(11.2)	9,944.4
Total current assets	30,419.9	(1,602.1)	193.3	29,011.1
Total assets	80,443.1	(3,825.7)	5,979.6	82,597.0

Shareholders' equity	16,255.9	139.8	4,980.1	21,375.8
Minority interests	2,567.3	(283.0)	(8.8)	2,275.5

Non-current liabilities
Provisions	9,118.8	(67.5)	(658.0)	8,393.3
Long-term borrowings	16,406.9	(1,495.7)	(337.8)	14,573.4
Other financial liabilities	3,050.2	(2.1)	(136.9)	2,911.2
Other non-current liabilities and deferred taxes	2,115.3	(303.3)	1,680.6	3,492.6
Total non-current liabilities	30,691.2	(1,868.6)	547.9	29,370.5

Current liabilities
Provisions	1,724.4	(78.7)	200.3	1,846.0
Short-term borrowings	9,079.9	(475.7)	138.8	8,743.0
Other financial liabilities	15,267.7	(919.0)	(826.9)	13,521.8
Other current liabilities and deferred taxes	4,856.7	(340.5)	948.2	5,464.4
Total current liabilities	30,928.7	(1,813.9)	460.4	29,575.2
Total liabilities and shareholders' equity	80,443.1	(3,825.7)	5,979.6	82,597.0

(a) To present effect of changes in scope of consolidation (see Note 40.2.11).
(b) To present adjustments between IFRS and U.S. GAAP.

Condensed U.S. GAAP Balance Sheet Information (continued)

	As of December 31, 2004
(in millions of €)	IFRS	Effect for Scope of Consolidation (a)	Effect of U.S. GAAP Adjustments (b)	U.S. GAAP

Non-current assets
Intangible assets, net	3,352.9	(940.5)	(838.0)	1,574.4
Goodwill	5,322.3	(159.4)	4,124.2	9,287.1
Property, plant and equipment	19,366.7	(672.4)	3,092.0	21,786.3
Marketable securities and other financial assets	3,691.0	(1,309.8)	(505.4)	1,875.8
Investments in associates	2,922.6	2,489.8	1,370.0	6,782.4
Other non-current assets and deferred taxes	2,484.6	(104.7)	(86.2)	2,293.7
Total non-current assets	37,140.1	(697.0)	7,156.6	43,599.7

Current assets
Trade and other receivables	9,733.9	(707.4)	(509.5)	8,517.0
Inventories	1,145.7	(38.6)	(5.4)	1,101.7
Other current assets and deferred taxes	3,130.8	170.9	6.6	3,308.3
Marketable securities and other financial assets	2,230.2	(4.3)	1,294.5	3,520.4
Cash and cash equivalents	6,911.6	(391.6)	-	6,520.0
Total current assets	23,152.2	(971.0)	786.2	22,967.4
Total assets	60,292.3	(1,668.0)	7,942.8	66,567.1

Shareholders' equity	7,773.8	145.2	7,073.5	14,992.5
Minority interests	5,054.4	(39.8)	209.4	5,224.0

Non-current liabilities
Provisions	8,543.9	323.6	(625.1)	8,242.4
Long-term borrowings	16,251.6	(1,341.1)	-	14,910.5
Other financial liabilities	443.1	3.1	(421.2)	25.0
Other non-current liabilities and deferred taxes	2,044.9	(258.5)	393.6	2,180.0
Total non-current liabilities	27,283.5	(1,272.9)	(652.7)	25,357.9

Current liabilities
Provisions	1,872.3	(20.6)	117.3	1,969.0
Short-term borrowings	4,001.5	1,098.3	(586.0)	4,513.8
Other financial liabilities	9,204.2	(727.1)	(1,279.9)	7,197.2
Other current liabilities and deferred taxes	5,102.6	(851.1)	3,061.2	7,312.7
Total current liabilities	20,180.6	(500.5)	1,312.6	20,992.7
Total liabilities and shareholders' equity	60,292.3	(1,668.0)	7,942.8	66,567.1

(a) To present effect of changes in scope of consolidation (see Note 40.2.11).
(b) To present adjustments between IFRS and U.S. GAAP.

NOTE - 42.  ADDITIONAL U.S. GAAP DISCLOSURE INFORMATION

42.1	Valuation and Qualifying Accounts

		Changes during year
(in millions of €)	As of beginning of the year	Additions	Utilizations	Other changes (*)	As of end of the year

For the year ended December 31, 2006
Accounts receivable	723.2	209.4	(129.2)	(139.3)	664.1
Inventories and work in-progress	62.1	12.6	(9.3)	(0.7)	64.7
For the year ended December 31, 2005
Accounts receivable	790.6	154.1	(180.3)	(41.2)	723.2
Inventories and work in-progress	73.8	11.6	(15.5)	(7.8)	62.1
For the year ended December 31, 2004
Accounts receivable	695.1	257.2	(152.3)	(9.4)	790.6
Inventories and work in-progress	79.9	19.6	(14.5)	(11.2)	73.8

(*)	Other adjustments reflect changes in the scope of consolidation and translation adjustments.

42.2	Comprehensive Income

The following information is presented under IFRS.

	For the year ended
(in millions of €)	December 31, 2006	December 31, 2005	December 31, 2004
Net Income	3,606.3	2,512.7	1,697.0
Other Comprehensive Income:
First-time adoption of IAS 32/39		560.2
Available-for-sale financial assets	290.4	64.6
Net investment hedges	42.4	(117.7)
Cash flow hedges	87.3	(24.0)
Commodity cash flow hedges	658.5	(406.3)
Actuarial gains and losses	52.4	(261.5)
Deferred taxes	(318.3)	246.2
Translation adjustments	(319.7)	788.0	(156.2)
Total other comprehensive income	493.0	849.5	(156.2)
Comprehensive income	4,099.3	3,362.2	1,540.8

42.3	Recently Issued Accounting Pronouncements Not Yet Adopted under U.S. GAAP

Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement requires a business entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. An entity may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. This statement shall be effective for the Group’s year ending December 31, 2008

The Group is currently evaluating the impact of adopting SFAS No. 159.

Statement No. 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This new standard provides guidance for using fair value to measure assets and liabilities. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-market model value. Statement No. 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data.

The Group is required to adopt the provisions of Statement No. 157 on January 1, 2008.  The Group is in the process of assessing the impact, if any, of adopting this standard.

Statement No. 155, “Accounting for Certain Hybrid Financial Instruments--an Amendment of FASB Statements No. 133 and 140”

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments--an Amendment of FASB Statements No. 133 and 140”. SFAS No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. It also allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

The Group will adopt SFAS No. 155 on January 1, 2007 and is currently assessing the impact, if any, of adopting this standard.

FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”

On July 13, 2006, the FASB issued Interpretation No. 48, which provides guidance for the recognition, measurement, classification and disclosure of the financial statement effects of a position taken or expected to be taken in a tax return (“tax position”). The financial statement effects of a tax position must be recognized when there is a likelihood of more than 50 percent that based on the technical merits, the position will be sustained upon examination and resolution of the related appeals or litigation processes, if any. A tax position that meets the recognition threshold must be measured initially and subsequently as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Interpretation is effective for the Group’s fiscal year ending at December 31, 2007.

The Group is currently assessing the impact, if any, of adopting this interpretation.

EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (EITF 06−3)

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF 06−3 to address any tax assessed by a governmental authority that is directly imposed on a revenue−producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added, and some excise taxes. For taxes within the issue’s scope, the consensus requires that entities present such taxes on either a gross (i.e. included in revenues and costs) or net (i.e. exclude from revenues) basis according to their accounting policies, which should be disclosed. If such taxes are reported gross and are significant, entities should disclose the amounts of those taxes. Disclosures may be made on an aggregate basis. The consensus is effective for the Group’s year ending on December 31, 2007.

The Group is currently assessing the impact, if any, of adopting this Interpretation.

Other

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on the Group’s present or future Consolidated Financial Statements.